Form 20-F
period 2012-06-30
Manchester United plc
filed 2012-10-25
CIK 1549107

Use these links to rapidly review the document

TABLE OF CONTENTS 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35627

MANCHESTER UNITED PLC
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA
(Address of principal executive offices)

Edward Woodward
Executive Vice Chairman
Sir Matt Busby Way, Old Trafford,
Manchester, England, M16 0RA Telephone No. 011 44 (0) 161 868 8000
E-mail: ir@manutd.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

            Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A ordinary shares, par value $0.0005 per share	New York Stock Exchange

            Securities registered or to be registered pursuant to Section 12(g) of the Act. None

            Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            31,352,366 Class A ordinary shares

            124,000,000 Class B ordinary shares

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

            If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

            Note—Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☒

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

            If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

i

GENERAL INFORMATION

        In this annual report on Form 20-F ("Annual Report") references to:

  •
  "Manchester United," "the Company," "our Company," "our business," "we," "us" and "our" are, as the context requires, to Manchester United plc together with its consolidated subsidiaries as a consolidated entity, for all periods following the reorganisation transactions (see below); and

  •
  "we," "us" and "our" for periods prior to the reorganisation transactions are to Red Football Shareholder Limited together with its consolidated subsidiaries as a consolidated entity.

        Throughout this Annual Report, we refer to the following football leagues and cups:

  •
  the Football Association Premier League sponsored by Barclays (the "Premier League");

  •
  the Football Association Cup in association with Budweiser (the "FA Cup");

  •
  the Football League Cup sponsored by Capital One (the "League Cup");

  •
  the Union of European Football Associations Champions League (the "Champions League"); and

  •
  the Union of European Football Associations Europa League (the "Europa League").

        The terms "matchday" and "Matchday" refer to all domestic and European football match day activities from Manchester United games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the League Cup and the FA Cup) games not played at Old Trafford. Fees for arranging other events at the stadium are also included as matchday revenue.

REORGANISATION TRANSACTIONS AND INITIAL PUBLIC OFFERING ("IPO")

        We have historically conducted our business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

        On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these transactions, Red Football Shareholder Limited became a wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc. We refer to these transactions throughout this Annual Report collectively as the "reorganisation transactions."

        Immediately following the reorganisation transactions on 9 August 2012, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totalling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result historic earnings per share calculations reflect the capital structure of the new parent with the required disclosures in note 24 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the three years ended 30 June 2012. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012) and hence, apart from the impact on earnings per share, which for the years ended 30 June 2011 and 2010 have been restated retrospectively in accordance with International Financial Reporting Standards, the impact of the transactions is disclosed in our audited consolidated financial statements as of 30 June 2012 and 2011 and for the three years ended 30 June 2012 as a non-adjusting post balance sheet event, with the accounting impacts to be reflected in financial statements for periods subsequent to 30 June 2012. As a result, the share capital disclosed in the balance sheet as of 30 June 2012 is that of the former parent, Red Football Shareholder Limited. Any impacts arising from the reorganisation transactions, including changes to share capital and the impact on taxation of assets and liabilities of the new parent as a consequence of becoming a US tax resident, will be accounted for at the date of reorganisation (9 August 2012).

        On 10 August 2012, the Company issued 8,333,334 Class A ordinary shares and listed such shares on the New York Stock Exchange ("NYSE") at a price of $14 per share. Net of underwriting costs and discounts, proceeds of US$110,250,000 were received by the Company.

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the results of operations of Red Football Shareholder Limited. As a result of our reorganisation transactions, in the future our financial statements will present the results of operations of Manchester United plc and its consolidated subsidiaries.

        All references in this Annual Report to (i) "Pounds Sterling," "pence," "p" or "£" are to the currency of the United Kingdom, (ii) "US Dollar," "USD" or "$" are to the currency of the United States, and (iii) "Euro" or "€" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the reduced burdens allowed under the JOBS Act. We have not taken advantage of any of the reduced reporting burdens in this filing.

        Specifically, the JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to "opt out" of this provision and, as a result, we are complying, and will continue to comply, with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

FORWARD-LOOKING STATEMENTS

        This Annual Report contains estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect our results as indicated in forward-looking statements.

        All statements other than statements of historical fact are forward-looking statements. The words "may," "might," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "seek," "believe," "estimate," "predict," "potential," "continue," "contemplate," "possible" and similar words are intended to identify estimates and forward-looking statements.

        Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

  •
  our dependence on the performance and popularity of our first team;

  •
  maintaining, enhancing and protecting our brand and reputation, particularly in new markets, in order to expand our follower and sponsorship base;

  •
  our reliance on European competitions as a source of future income;

  •
  the negotiation and pricing of key media contracts outside our control;

  •
  actions taken by other Premier League clubs that are contrary to our interests;

  •
  our ability to attract and retain key personnel, including players, in an increasingly competitive market with increasing salaries and transfer fees;

  •
  our ability to execute a digital media strategy that generates the revenue we anticipate;

  •
  our ability to meet growth expectations and properly manage such anticipated growth;

  •
  our ability to maintain, train and build an effective international sales and marketing infrastructure, and manage the risks associated with such an expansion;

  •
  our ability to renew or replace key commercial agreements on similar or better terms, or attract new sponsors;

  •
  our exposure to credit related losses in connection with key media, commercial and transfer contracts;

  •
  our relationship with the various leagues to which we belong and the application of their respective rules and regulations;

  •
  our relationship with merchandising, licensing, sponsor and other commercial partners;

  •
  maintaining our match attendance at Old Trafford;

  •
  our exposure to increased competition, both in football and the various commercial markets in which we do business;

  •
  any natural disasters or other events beyond our control that adversely affect our operations;

  •
  the effect of adverse economic conditions on our operations;

  •
  uncertainty with regard to exchange rates, our tax liability and our cash flow;

  •
  our ability to adequately protect against media piracy and identity theft of our follower account information;

  •
  our exposure to the effects of seasonality in our business;

  •
  the effect of our indebtedness on our financial health and competitive position;

  •
  our ability to compete in our industry and with innovation by our competitors;

  •
  estimates and estimate methodologies used in preparing our consolidated financial statements; and

  •
  the future trading prices of our Class A ordinary shares and the impact of securities analysts' reports on these prices.

        Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance, principally "Item 3. Key Information—D. Risk Factors." Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

MARKET AND INDUSTRY DATA

        This Annual Report contains industry, market, and competitive position data that are based on the industry publications and studies conducted by third parties listed below as well as our own internal estimates and research. These industry publications and third-party studies generally state that the information that they contain has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications and third-party studies is reliable, we have not independently verified the market and industry data obtained from these third-party sources. While we believe our internal research is reliable and the definition of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

        References to our "659 million followers" are based on a survey conducted by Kantar Media (a division of WPP plc) and paid for by us. As in the survey conducted by Kantar Media, we define the term "followers" as those individuals who answered survey questions, unprompted, with the answer that Manchester United was either their favorite football team in the world or a football team that they enjoyed following in addition to their favorite football team. For example, we and Kantar Media included in the definition of "follower" a respondent who either watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly. Although the survey solicited unprompted responses, we do not distinguish between those respondents who answered that Manchester United was their favorite football team in the world and those who enjoy following Manchester United in addition to their favorite football team. Since we believe that each of our followers engage with our brand in some capacity, including through watching matches on television, attending matches live, buying retail merchandise or monitoring the team's highlights on the internet, we believe identifying our followers in this manner provides us with the best data to use for purposes of developing our business strategy and measuring the penetration of our brand. However, we expect there to be differences in the level of engagement with our brand between individuals, including among those who consider Manchester United to be their favorite team, as well as between those who enjoy following Manchester United. We have not identified any practical way to measure these differences in consumer behavior and any references to our followers in this Annual Report should be viewed in that light.

        This internet-based survey identified Manchester United as a supported team of 659 million followers (and the favorite football team of 277 million of those followers) and was based on 53,287 respondents from 39 countries around the world. In order to calculate our 659 million followers from the 53,287 responses, Kantar Media applied estimates and assumptions to certain factors including population size, country specific characteristics such as wealth and GDP per capita, affinity for sports and media penetration. Kantar Media then extrapolated the results to the rest of the world, representing an extrapolated adult population of 5 billion people. However, while Kantar Media

v

believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers may be significantly less or significantly more than the extrapolated survey results. Kantar Media also extrapolated survey results to account for non-internet users in certain of the 39 countries, particularly those with low internet penetration. To do so, Kantar Media had to make assumptions about the preferences and behaviors of non-internet users in those countries. These assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions we applied are accurate. Survey results also account only for claimed consumer behavior rather than actual consumer behavior and as a result, survey results may not reflect real consumer behavior with respect to football or the consumption of our content and products.

        In addition to the survey conducted by Kantar Media, this Annual Report references the following five industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2010/11 season (the "Futures Data");

  •
  Deloitte Touche Tohmatsu Limited's "Annual Review of Football Finance 2009" (the "Deloitte Annual Review");

  •
  an article published by Sports Business International (a division of SBG Companies Limited) in May 2009 entitled "Growing a Giant" (the "SBI Article");

  •
  a paper published by AT Kearney, Inc. in 2011 entitled "The Sports Market" ("AT Kearney"); and

  •
  industry forecasts published by MagnaGlobal (a division of Interpublic Group of Companies, Inc.) in June 2012 entitled "MagnaGlobal Advertising Forecasts 2012" (the "MagnaGlobal Forecasts").

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The selected historical financial information presented below as of 30 June 2012, 2011, 2010 and 2009 and for the four years ended 30 June 2012 has been derived from our audited consolidated financial statements, which were prepared under IFRS as issued by the IASB. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. We have historically conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements present the results of operations of Red Football Shareholder Limited. As a result of our reorganisation transactions, in the future our financial statements will present the results of operations of Manchester United plc and its consolidated subsidiaries.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2012 and 2011 and for the three years ended 30 June 2012 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in Pounds Sterling.

	Year ended 30 June
Income Statement Data	2012	2011	2010	2009
	(£'000, unless otherwise indicated)
Revenue	320,320	331,441	286,416	278,476

Analysed as:
Commercial revenue	117,611	103,369	77,322	65,977
Broadcasting revenue	103,991	117,249	103,276	98,013
Matchday revenue	98,718	110,823	105,818	114,486

Operating expenses—before exceptional items	(274,411)	(267,986)	(232,716)	(232,034)

Analysed as:
Employee benefit expenses	(161,688)	(152,915)	(131,689)	(123,120)
Other operating expenses	(66,983)	(68,837)	(52,306)	(62,311)
Depreciation	(7,478)	(6,989)	(8,634)	(8,962)
Amortisation of players' registrations	(38,262)	(39,245)	(40,087)	(37,641)
Operating expenses—exceptional items	(10,728)	(4,667)	(2,775)	(3,097)

Total operating expenses	(285,139)	(272,653)	(235,491)	(235,131)
Profit on disposal of players' registrations	9,691	4,466	13,385	80,185

Operating profit	44,872	63,254	64,310	123,530

Finance costs	(50,315)	(52,960)	(110,298)	(118,743)
Finance income	779	1,710	1,715	1,317

Net finance costs	(49,536)	(51,250)	(108,583)	(117,426)

(Loss)/profit on ordinary activities before tax	(4,664)	12,004	(44,273)	6,104
Tax credit/(expense)	27,977	986	(3,211)	(844)

Profit/(loss) for the year from continuing operations	23,313	12,990	(47,484)	5,260

Attributable to:
Owners of the Company	22,896	12,649	(47,757)	5,343
Non-controlling interest	327	341	273	(83)

Basic and diluted earnings/(loss) per share (£)(1)	0.15	0.08	(0.31)	0.03
Weighted average number of ordinary shares (thousands)(1)	155,352	155,352	155,352	155,352

(1)
As adjusted retroactively for all periods presented to reflect the reorganisation transactions described in note 1 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the three years ended 30 June 2012, 2011 and 2010 included elsewhere in this Annual Report.

	As of 30 June
Balance Sheet Data	2012	2011	2010	2009
	(£'000, unless otherwise indicated)
Cash and cash equivalents	70,603	150,645	163,833	150,530
Total assets	947,148	1,017,188	989,670	993,644
Total liabilities	712,051	796,765	1,030,611	987,106
Total equity	235,097	220,423	(40,941)	6,538
Equity attributable to our equity holders	237,100	222,753	(38,270)	9,482

Exchange Rate Information

        Our functional and reporting currency is the pound sterling and substantially all of our costs are denominated in pound sterling. However, Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have transactional currency exposure against the US dollar relating to the US dollar tranche of our senior secured notes as well as Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pound sterling amounts or that such amounts could have been converted into pound sterling at any particular rate, if any. On 5 October 2012, the exchange rate was $1.62 to £1.00.

        The following table sets forth information concerning exchange rates between the pound sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2008	1.99	2.01	1.94	2.11
Fiscal Year 2009	1.65	1.60	1.37	2.00
Fiscal Year 2010	1.49	1.58	1.43	1.70
Fiscal Year 2011	1.61	1.59	1.50	1.67
Fiscal Year 2012	1.57	1.59	1.54	1.65
April 2012	1.62	1.60	1.58	1.62
May 2012	1.54	1.59	1.54	1.62
June 2012	1.57	1.56	1.54	1.58
July 2012	1.57	1.56	1.54	1.57
August 2012	1.59	1.57	1.55	1.59
September 2012	1.61	1.61	1.59	1.63
Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
Fiscal year and interim period averages were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.    CAPITALISATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

        Investment in our Class A ordinary shares involves risk. We expect to be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialise, they may occur in combination with other risks which would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Related to Our Business

If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.

        The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our first team's performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry as a whole, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers' commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams, and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

        In addition, maintaining and enhancing our brand and reputation may require us to make substantial investments. We cannot assure you that such investments will be successful. Failure to successfully maintain and enhance the Manchester United brand or our reputation or excessive or unsuccessful expenses in connection with this effort could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our business is dependent upon our ability to attract and retain key personnel, including players.

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team, reserve team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Any successor to our current manager may not be as successful as our current manager. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our first team.

        Our revenue streams are driven by the performance and popularity of our first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the League Cup, the Champions

League/Europa League. Our income varies significantly depending on our first team's participation and performance in these competitions. Our first team's performance affects all five of our revenue streams:

  •
  sponsorship revenue through sponsorship relationships;

  •
  retail, merchandising, apparel & product licensing revenue through product sales;

  •
  new media & mobile revenue through telecom partnerships and our website;

  •
  broadcasting revenue through the frequency of appearances and performance based share of league broadcasting revenue and Champions League prize money; and

  •
  matchday revenue through ticket sales.

        Our first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our first team were relegated from (or otherwise ceased to play in) the Premier League, the Champions League or the Europa League.

        We cannot ensure that our first team will be successful in the Premier League or in the other leagues and tournaments in which it plays. Relegation from the Premier League or a general decline in the success of our first team, particularly in consecutive seasons, would negatively affect our ability to attract or retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners, which would have a material adverse effect on our business, results of operations, financial condition and cash flow.

If we fail to properly manage our anticipated growth, our business could suffer.

        The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls, and attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialise and grow our brand successfully.

        As we grow, we may not be able to secure sales personnel or organizations that are adequate in number or expertise to successfully market and sell our brand and products on a global scale. If we are unable to expand our sales and marketing capability, train our sales force effectively or provide any other capabilities necessary to commercialize our brand internationally, we will need to contract with third parties to market and sell our brand. If we are unable to establish and maintain compliant and adequate sales and marketing capabilities, we may not be able to increase our revenue, may generate increased expenses, and may not continue to be profitable.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.

        Our Commercial revenue for each of the years ended 30 June 2012, 2011 and 2010 represented 36.7%, 31.2% and 27.0% of our total revenue, respectively. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

        If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial and sponsorship revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.

        As part of our business plan, we intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product categorized approach, which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We are subject to certain contractual restrictions under our sponsorship agreement with Nike that may affect our ability to expand on our categories of sponsors, including certain restrictions on our ability to grant sponsorship, suppliership, advertising and promotional rights to certain types of businesses. We cannot assure you that we will be successful in implementing our business plan or that our Commercial and sponsorship revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Negotiation and pricing of key media contracts are outside our control and those contracts may change in the future.

        For each of the years ended 30 June 2012, 2011 and 2010, 32.6%, 39.8% and 39.4% of our Broadcasting revenue, respectively, was generated from the media rights for Champions League matches, and 59.0%, 51.4% and 51.3% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA"). We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

        In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2015/16 football season and Premier League international broadcasting rights through the end of the 2012/13 football season and for the sale of Champions League broadcasting rights through the end of the 2014/15 football season, future agreements may not maintain our current level of Broadcasting revenue. Or, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and corresponding revenue may be outweighed by international media rights, which are distributed among all Premier League clubs in even proportion. As a result, success of our first team in the Premier League could become less of an overall competitive advantage.

        Future intervention by the European Commission, the European Court of Justice (the "ECJ") or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights. For example, on 4 October 2011, the ECJ ruled on referrals it had received from English courts involving the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services. The ruling held that any agreement designed to guarantee country-by-country exclusivity within the European Union (the "EU") (i.e. by stopping any cross-border provision of broadcasting services) is deemed to be anti-competitive and prohibited by EU competition law. The ECJ also addressed copyright matters and determined that (i) there is no copyright in an actual football match itself but there is copyright in other elements such as the broadcast of the match or the copyright holder's logo and music; (ii) a copyright is not infringed where a member of the public in the EU buys a decoder and card from within the EU and watches a match in his own home; and (iii) a copyright may be infringed where commercial premises broadcast a match to the public. This decision has created uncertainty as to the commercial viability of copyright holders continuing to adopt the same country-by-country sales model within the EU as they have adopted previously. A change of sales model could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease. Any significant reduction in our Broadcasting revenue could materially adversely affect our business, results of operations, financial condition and cash flow.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate.

        In addition, our participation in the Champions League or Europa League may be influenced by factors beyond our control. For example, the number of places in each league available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our first team to qualify for each league in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our first team to qualify for each league in future seasons.

        Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition, particularly for consecutive seasons, would negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

Our business depends in part on relationships with certain third parties.

        We consider the development of both our commercial and digital media assets to be central to our ongoing business plan and drivers of future growth. However, we do not currently have retail, merchandising and apparel operations in-house. For example, our contract with Nike provides them with certain rights to operate our global merchandising, product licensing and retail operations. While we have a significant degree of control over MUTV, we rely on MUTV for certain production capabilities with respect to video content for our digital media assets. While we have been able to execute our business plan to date with the support of Nike and MUTV, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by these partners. Further, any interruption in our ability to obtain the services of these or other third parties or deterioration in their performance could negatively impact these portions of our operations. Furthermore, if our arrangements with any of these third parties are terminated or modified against our interest, we may not be able to find alternative solutions for these portions of our business on a timely basis or on terms favorable to us or at all.

        In the future, we may enter into additional licensing arrangements permitting third parties to use our brand and trademarks. Although we take steps to carefully select our licensing partners, such arrangements may not be successful. Our licensing partners may fail to fulfill their obligations under their license agreements or have interests that differ from or conflict with our own. For example, we are dependent on our sponsors and commercial partners to effectively implement quality controls over products using our brand or trademarks. The inability of such sponsors and commercial partners to meet our quality standards could negatively affect consumer confidence in the quality and value of our brand, which could result in lower product sales. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and Champions League with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our commercial and sponsor revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2012, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League (Broadcasting revenue): 19.9% of our total revenue;

  •
  UEFA (Broadcasting revenue): 10.6% of our total revenue; and

  •
  Nike (Commercial revenue): 10.5% of our total revenue.

        We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors, or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or Champions League to pay outstanding amounts owed to its respective league, or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2011/12, 2010/11 and 2009/10 seasons, we played 25, 29 and 28 home matches, respectively, and our Matchday revenue were £98.7 million, £110.8 million and £105.8 million for the years ended 30 June 2012, 2011 and 2010, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardising our qualification for or results in the Champions League. Competition within England could also cause our first team to fail to advance in the FA Cup and League Cup.

        In addition, from a commercial perspective, we actively compete across many different industries and within many different markets. We believe our primary sources of competition, both in Europe and internationally, include, but are not limited to:

  •
  other businesses seeking corporate sponsorships and commercial partners such as sports teams, other entertainment events and television and digital media outlets;

  •
  providers of sports apparel and equipment seeking retail, merchandising, apparel & product licensing opportunities;

  •
  digital content providers seeking consumer attention and leisure time, advertiser income and consumer e-commerce activity;

  •
  other types of television programming seeking access to broadcasters and advertiser income; and

  •
  alternative forms of corporate hospitality and live entertainment for the sale of matchday tickets such as other live sports events, concerts, festivals, theater and similar events.

        All of the above forms of competition could have a material adverse effect on any of our five revenue streams and our overall business, results of operations, financial condition and cash flow.

We are subject to special rules and regulations regarding insolvency and bankruptcy.

        We are subject to, among other things, special insolvency or bankruptcy related rules of the Premier League and the Football Association (the "FA"). Those rules empower the Premier League board to direct certain payments otherwise due to us to the FA and its members, associate members and affiliates, certain other English football leagues and certain other entities if it is reasonably satisfied that we have failed to pay certain creditors including other football clubs, the Premier League and the Football League.

        If we experience financial difficulty, we could also face sanctions under the Premier League rules, including suspension from the Premier League, the Champions League, the FA Cup and certain other competitions, the deduction of league points from us in the Premier League or Football League and loss of control of player registrations. For example, the Premier League could prevent us from playing, thereby cutting off our income from ticket sales and putting many of our other sources of revenue at risk. Any of these events could have a material adverse effect on our business, results of operation, financial condition, cash flow as well as our ability to meet our financial obligations.

Premier League voting rules may allow other clubs to take action contrary to our interests.

        The Premier League is governed by its 20 club shareholders with most rule changes requiring the support of a minimum of 14 of the clubs. This allows a minority of clubs to block changes they view as unfavourable to their interests. In addition, it allows a concerted majority of the clubs to pass rules that may be disadvantageous to the remaining six clubs. As one of the larger clubs in the Premier League in terms of revenue and follower base, we can exert some influence on the rulemaking process, however, our interests may not always align with the majority of clubs and it may be difficult for us to effect changes that are advantageous to us. At the same time, it is possible that other clubs may take action that we view as contrary to our interests. If the Premier League clubs pass rules that limit our ability to operate our business as we have planned or otherwise affect the payments made to us, we may be unable to achieve our goals and strategies or increase our revenue.

Our digital media strategy is unproven and may not generate the revenue we anticipate.

        We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the future revenue and income potential of our new media business is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

  •
  our digital media strategy will require us to provide offerings such as video on demand, highlights and international memberships that have not previously been a substantial part of our business;

  •
  our ability to retain our current global follower base, build our follower base and increase engagement with our followers through our digital media assets;

  •
  our ability to enhance the content offered through our digital media assets and increase our subscriber base;

  •
  our ability to effectively generate revenue from interaction with our followers through our digital media assets;

  •
  our ability to attract new sponsors and advertisers, retain existing sponsors and advertisers and demonstrate that our digital media assets will deliver value to them;

  •
  our ability to develop our digital media assets in a cost effective manner and operate our digital media services profitably and securely;

  •
  our ability to identify and capitalize on new digital media business opportunities; and

  •
  our ability to compete with other sports and other media for users' time.

        Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.

Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.

        Injuries to members of the playing staff, particularly if career threatening or career ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our first team's performance and may also result in a loss of the revenue that would otherwise have resulted from a transfer of that player's registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career threatening or career ending injuries to that player. Our strategy is to maintain a squad of first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our first team, and therefore our business, results of operations financial condition, and cash flow.

Inability to renew our insurance policies could expose us to significant losses.

        We insure against the death, permanent disablement and travel-related injuries of members of our first team, although not at such player's market value. Moreover, we do not carry insurance against injuries to our players sustained while playing or training. We also carry non-player related insurance typical for our business (including business interruption insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, our training facilities at Carrington and other valuable assets could expose us to significant losses.

        Furthermore, although some national football associations, such as the FA (which insures English players), do provide insurance for members of our first team while playing for their home country, our insurance policies do not cover our players during those periods and, under the rules of the Fédération Internationale de Football Association ("FIFA"), national football associations are not obliged to provide insurance cover for players on international duty.

Our international expansion and operations in foreign markets expose us to risks associated with international sales and operations.

        We intend to continue to expand internationally and operate in select foreign markets. Managing a global organisation is difficult, time consuming and expensive. Our inexperience in operating the club's businesses globally increases the risk that any future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements; difficulties in managing and staffing international operations; fluctuations in currency exchange rates; potentially adverse tax consequences, including foreign value added tax systems, and restrictions on repatriation of earnings; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; the lack of strong intellectual property regimes and political, social and economic instability abroad. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

Fluctuations in exchange rates may adversely affect our results of operations.

        Our functional and reporting currency is the pound sterling and substantially all of our costs are denominated in pound sterling. However, Broadcasting revenue from our participation in the Champions League, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have transactional currency exposure against the US dollar relating to the US dollar tranche of our senior secured notes as well as Commercial revenue from certain sponsors. In the year ended 30 June 2012, we recorded a foreign exchange loss of £5.2 million from our US dollar tranche of our senior secured notes, whereas in the year ended 30 June 2011, we recorded a foreign exchange gain of £16.4 million from those senior secured notes. For the years ended 30 June 2012, 2011 and 2010 approximately 11.0%, 14.4% and 14.2% of our total revenue were generated in Euros, respectively, and approximately 11.1%, 8.2% and 4.9% of our total revenue were generated in US dollars, respectively. We may enter into foreign exchange contracts to hedge a portion of this transactional exposure. We net the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

        Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorised uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia (such as China) may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. For example, the unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees' use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We could be negatively affected if we fail to adequately protect follower account information.

        We collect and process personal data (including name, address, age, bank details and other personal data) from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with data protection and privacy laws in the United Kingdom and, in certain situations, other jurisdictions where our followers reside. Those laws impose certain requirements on us in respect of the collection, use and processing of personal information relating to our followers. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal follower data were to occur, we could face liability under data protection laws, including requirements to destroy customer information or notify the people to whom such information relates of any non-compliance as well as civil or criminal sanctions. This could also result in the loss of the goodwill of our followers and deter new followers. Each of these factors could harm our business reputation, our brand and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects.

Piracy and illegal live streaming may adversely impact our Broadcasting and new media & mobile revenue.

        For each of the years ended 30 June 2012, 2011 and 2010, Broadcasting revenue constituted 32.5%, 35.4% and 36.1%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free to air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League has initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content, however there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect our business, results of operations, financial condition and cash flow.

Our operating results may fluctuate due to seasonality.

        Our operating results are subject to seasonal variation, limiting the overall comparability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. However because of the strong performance of our first team in the Champions League and domestic cups, which has resulted in us reaching the advanced stages of these competitions and therefore generating significant additional Broadcasting and Matchday revenue, we have generated the most revenue in our fourth quarter during the past few fiscal years. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.

We will be subject to greater tax liability.

        During each of the three years ended 30 June 2012, 2011 and 2010, our principal operating subsidiaries were tax residents in the United Kingdom. For the year ended 30 June 2012 we were subject to a weighted statutory tax rate of 25.5% (2011: 27.5%; 2010: 28.0%). Following our reorganization transactions, although we are organized as a Cayman Islands corporation, we will be treated as a US domestic corporation for US federal tax purposes. As a result, we will be subject to US federal income tax (currently at a statutory rate of 35%) on our worldwide income. In addition, we will primarily be subject to US and UK tax rules in the future, whereas we have previously been subject only to UK tax rules. As a result, we will be subject to different rules regarding deductions and carry forwards of losses incurred in prior years than those applicable to us prior to our reorganization transactions. Furthermore, because most of our subsidiaries are classified as entities disregarded from their owner for US federal income tax purposes, we will not be able to control the timing of much of our US federal income tax liability. We may also be subject to US state and local income (or franchise) taxes which are generally imposed based upon where we do business. The tax rates and the tax base upon which the tax is calculated vary by jurisdiction. Generally, state and local taxes are deductible for US federal income tax purposes. As a result, we will be liable for additional taxes in the future for which we would not have been liable in previous years. This additional tax liability could have a negative effect on our business, results of operations, financial conditions and cash flow.

        In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow.

Business interruptions due to natural disasters and other events could adversely affect us and Old Trafford.

        Our operations can be subject to natural disasters and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, terrorist attacks and acts of war. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition or cash flow.

Risks Related to Our Industry

An economic downturn and adverse economic conditions may harm our business.

        The recent economic downturn and adverse conditions in the United Kingdom and global markets may negatively affect our operations in the future. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our sponsorship and Commercial revenue are contingent upon the expenditures of businesses across a wide range of industries, and as these industries continue to cut costs in response to the economic downturn, our revenue may similarly decline. Continued weak economic conditions could cause a reduction in our Commercial and sponsorship, Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

An increase in the relative size of salaries or transfer costs could adversely affect our business.

        Our success depends on our ability to attract and retain the highest quality players and coaching staff. As a result, we are obliged to pay salaries generally comparable to our main competitors in England and Europe. Any increase in salaries may adversely affect our business, results of operations, financial condition and cash flow.

        Other factors that affect player salaries, such as the recent increase in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of the pound, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue fall and salaries remain stable (for example as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

        An increase in transfer fees would require us to pay more than expected for the acquisition of players' registrations in the future, although the effect of these increased costs may be mitigated by our ability to sell the registrations of existing players at increased prices. However, if the increase in transfer fees occurred at a time when we were looking to buy rather than sell players, there is a risk that net transfer costs could increase, resulting in a reduction in the amount of cash available for us to meet our obligations. In addition, certain players' transfer values may diminish after we acquire them, and we may sell those players for transfer fees below their net book value, resulting in a loss on disposal of players' registrations. Net transfer costs could also increase if levies imposed by FIFA, the Premier League or any other organization in respect of the transfer of players' registrations were to increase.

Recently approved UEFA restrictions could negatively affect our business.

        As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, UEFA recently approved certain financial monitoring rules on clubs participating in the Champions League and Europa League competitions, known as the financial fair play initiative. The rules, among other things, may result in withholding of prize money, transfer bans and ultimately disqualification from European competitions for clubs whose costs and capital expenditures on players exceed their revenue over a three year period. These rules are intended to discourage clubs from continually operating at a loss. However, the implementation of the financial fair play rules, and in particular the potential punishment for non-compliance, remains uncertain. There is a risk that application of the financial fair play initiative could have a material adverse effect on the performance of our first team and our business, results of operations, financial condition and cash flow.

We could be negatively affected by current and other future Premier League, FA, UEFA or FIFA regulations.

        Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of broadcasting revenue. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income, changes to the relegation structure of English football and restrictions on player spending. In addition, rules designed to promote the development of local players, such as the Home Grown Player Rule, which requires each Premier League club to include at least eight "home grown" players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our first team.

        Changes in the format of the league and cup competitions in which our first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

There could be a decline in our popularity or the popularity of football.

        There can be no assurance that football will retain its popularity as a sport around the world and its status in the United Kingdom as the so-called "national game," together with the associated levels of media coverage. In addition, we could suffer a decline in popularity. Any decline in popularity could result in lower ticket sales, broadcasting revenue, sponsorship revenue, a reduction in the value of our players or our brand, or a decline in the value of our securities, including our Class A ordinary shares. Any one of these events or a combination of such events could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Risk Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and competitive position.

        As of 30 June 2012, we had total indebtedness of £436.9 million. On an as adjusted basis giving effect to the use of proceeds from the IPO, we would have had total indebtedness of £374.3 million as of 30 June 2012. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

  •
  limit our ability to pay dividends;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a material portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund the hiring and retention of players and coaching staff, working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the football industry;

  •
  affect our ability to compete for players and coaching staff; and

  •
  limit our ability to borrow additional funds.

        In addition, our existing revolving credit facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under either of these facilities, however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our indebtedness may restrict our ability to pursue our business strategies.

        The indenture governing our senior secured notes and our revolving credit facility may limit our ability, among other things, to:

  •
  incur additional indebtedness;

  •
  pay dividends or make other distributions or repurchase or redeem our shares;

  •
  make investments;

  •
  sell assets, including capital stock of restricted subsidiaries;

  •
  enter into agreements restricting our subsidiaries' ability to pay dividends;

  •
  consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

  •
  enter into sale and leaseback transactions;

  •
  enter into transactions with our affiliates; and

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our senior secured notes and our revolving credit facility. This would permit the lending banks under our revolving credit facility to take certain actions, including declaring all amounts that we have borrowed under our revolving credit facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing our senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving credit facility. If the debt under our revolving credit facility, our senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our revolving credit facility, which bears interest at variable rates. Interest rate changes will not affect the market value of any debt incurred under such facility, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. As of 30 June 2012, we had no variable rate indebtedness. In addition, we currently enter into interest rate swaps that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, we cannot assure you that such hedging activities will be effective in fully mitigating our interest rate risk.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

        The shares owned by our principal shareholder, Red Football LLC, represent approximately 98.7% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

  •
  delaying, deferring or preventing a change in control of our Company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our Company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

As a foreign private issuer and "controlled company" within the meaning of the New York Stock Exchange's corporate governance rules, we are permitted to, and we will, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

        The New York Stock Exchange's corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we will, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the New York Stock Exchange corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we will not be required to have a nominating and corporate governance committee. Therefore, our board of director's approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards.

        In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the New York Stock Exchange corporate governance rules. A "controlled company" under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Red Football LLC, controls a majority of the combined voting power of our outstanding ordinary shares, making us a "controlled company" within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

        Accordingly, our shareholders will not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if investors will find our Class A ordinary shares less attractive because we will rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to "opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The obligations associated with being a public company will require significant resources and management attention.

        As a newly public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

        For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2012.

        In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are US citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (the "SEC"), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers.

Anti-takeover provisions in our organisational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

        Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cayman Islands law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares (which is controlled by our principal shareholder). Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.

Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our Class A ordinary shares in the public market, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. We currently have 39,825,595 shares of Class A ordinary shares outstanding. The Class A ordinary shares offered in our recent IPO are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, our executive officers, directors and our principal shareholder have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing until February 5, 2013.

        All of our Class A ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders beginning on February 5, 2013, subject to applicable limitations imposed under federal securities laws.

        In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding Class A ordinary shares.

Our ability to pay dividends is subject to restrictions in our existing revolving credit facility, the indenture governing our senior secured notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

        Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Furthermore, neither of our Class A ordinary shares or Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares is limited by our existing revolving credit facility and the indenture governing our senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited Group, provided there is no event of default and Red Football Limited Group is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

We do not currently intend to pay dividends on our Class A ordinary shares, and, consequently, your ability to achieve a return on an investment in our Class A ordinary shares will depend on appreciation in the price of our Class A ordinary shares.

        We do not currently intend to pay any cash dividends on our Class A ordinary shares for the foreseeable future. The payment of any future dividends will be determined by the board of directors in light of conditions then existing, including our revenue, financial condition and capital requirements, business conditions, corporate law requirements and other factors.

The rules of the Premier League and our amended and restated memorandum and articles of association impose certain limitations on shareholders' ability to invest in more than one football club.

        The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League football club from holding an interest in voting rights exercisable in any other Premier League football club. As a result, our amended and restated memorandum and articles of association prohibit shareholders from holding (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to direct that shareholder to transfer those shares to another person or, failing such transfer, we have the right to sell those shares to another person on behalf of that shareholder. Until such transfer or sale is effected, that shareholder will not be entitled to receive or exercise any rights, benefits or privileges attaching to those Class A ordinary shares.

Exchange rate fluctuations may adversely affect the foreign currency value of the Class A ordinary shares and any dividends.

        The Class A ordinary shares will be quoted in US dollars on the New York Stock Exchange. Our financial statements are prepared in pound sterling. Fluctuations in the exchange rate between the pound sterling and the US dollar will affect, among other matters, the US dollar value of the Class A ordinary shares and of any dividends.

The rights afforded to shareholders are governed by the laws of the Cayman Islands.

        Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time (the "Companies Law") and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Island provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in "Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information—Differences in Corporate Law."

We believe that we will be treated as a US domestic corporation for US federal income tax purposes.

        As discussed more fully under "Item 10. Additional Information—E. Taxation", because we chose to be organized as a Cayman Islands corporation for reasons principally related to the corporate governance benefits this provides to our principal shareholder as described throughout this Annual Report, we believe we will not be able to avoid treatment as a US domestic corporation for all purposes of the US Internal Revenue Code of 1986, as amended (the "Code"). As a result, the Company will be subject to US federal income tax on its worldwide income. In addition, if the Company pays dividends to a Non-US Holder, as defined in the discussion under the heading "Material US Federal Income Tax Consequences," it will be required to withhold US income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

It may be difficult to enforce a US judgment against us, our directors and officers and certain experts named in this Annual Report outside the United States, or to assert US securities law claims outside of the United States.

        The majority of our directors and executive officers are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for investors to effect service of process upon us within the United States or other jurisdictions, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. Additionally, it may be difficult to assert US securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a

US securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not US law, is applicable to the claim. Further, if US law is found to be applicable, the content of applicable US law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides.

        In particular, investors should be aware that there is uncertainty as to whether the courts of the Cayman Islands would recognize and enforce judgments of United States courts obtained against us or our directors or management as well as against the selling shareholder predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or entertain original actions brought in the Cayman Islands courts against us or our directors or officers as well as against the selling shareholder predicated upon the securities laws of the United States or any state in the United States. As a result of the difficulty associated with enforcing a judgment against us, you may not be able to collect any damages awarded by either a US or foreign court.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

General

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 134-year heritage we have won 60 trophies, enabling us to develop what we believe is one of the world's leading brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Nike, Aon, DHL and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

Corporate Information

        On 30 April 2012 Manchester United Ltd., an exempted company with limited liability, was incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc. Our principal executive office is located at Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom and our telephone number is +44 (0) 161 868 8000. Our website is www.manutd.com. Our agent in the United States is Corporation Services Company, 1180 Avenue of the Americas, Suite 210, New York, New York 10036.

        We are a publicly traded company, listed on the New York Stock Exchange under the symbol "MANU".

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 130 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 19 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

        In the late 1940s, we returned to on-field success, winning the FA Cup in 1948 and finishing within the top four league positions during each of the first five seasons immediately following the Second World War. During the 1950s, we continued our on-field success under the leadership of manager Sir Matt Busby, who built a popular and famous team based on youth players known as the "Busby Babes."

        In February 1958, an airplane crash resulted in the death of eight of our first team players. Global support and tributes followed this disaster as Busby galvanized the team around such popular players as George Best, Bobby Charlton and Denis Law. Rebuilding of the club culminated with a victory in the 1968 European Cup final, becoming the first English club to win this title.

        In 1986, our club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 12 times and have never finished lower than third place. In total, we have won a record 19 English League titles, a record 11 FA Cups, 4 League Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Eric Cantona, David Beckham, Ryan Giggs, Paul Scholes, Roy Keane, Bryan Robson, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our first team have allowed us to expand the club into a global brand with an international follower base.

        The following graph shows the success of our first team in the Premier League over the last 20 seasons:

FA Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on February 19, 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on March 11, 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on August 24, 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early

1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,766.

        The following chart shows the historical success of our first team by trophies won:

FA Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1965	1993	2007
1911	1967	1999	2008	1911	1967	1994	2008
1952	1993	2000	2009	1952	1977	1996	2010
1956	1994	2001	2011	1956	1983	1997	2011
1957	1996	2003		1957	1990	2003
FA Cup				Football League Cup
1909	1977	1990	1999	1992	2006	2009	2010
1948	1983	1994	2004
1963	1985	1996		European Cup/UEFA Champions League
				1968	1999	2008
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

        For information on the Group's principal capital expenditures and divestitures since the beginning of the last three financial years see "Item 5. Operating and Financial Review and Prospects—E. Liquidity and Capital Resources".

        For information concerning the principal capital expenditures and divestitures currently in progress see "Item 5. Operating and Financial Review and Prospects—E. Liquidity and Capital Resources."

B.    BUSINESS OVERVIEW

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. We review our revenue through three principal sectors—Commercial, Broadcasting and Matchday. However, the Company's executive board manages the business as a whole, allocating resources and assessing performance based on a single operating and reportable segment through which we conduct our business.

Commercial

        Within the Commercial revenue sector, we have three revenue streams which monetise our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and new media & mobile revenue. We believe these will be our fastest growing revenue streams over the next few years.

  •
  Sponsorship:  We monetise the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies across all geographies. Our sponsorship revenue was £63.1 million, £54.9 million and £40.9 million for each of the years ended 30 June 2012, 2011 and 2010, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell competitive sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through

    Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. Our retail, merchandising, apparel & product licensing business is currently managed by Nike, who pays us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2011/12 season, we received £25.4 million, which reflects the minimum guaranteed amount. We also recognized an additional £8.4 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2011/12 season as compared to the £5.7 million profit share we recognized during the 2010/11 season. Our retail, merchandising, apparel & product licensing revenue was £33.8 million, £31.3 million and £26.5 million for each of the years ended 30 June 2012, 2011 and 2010, respectively.

  •
  New Media & Mobile:  Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 44 countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £20.7 million, £17.2 million and £9.9 million for each of the years ended 30 June 2012, 2011 and 2010, respectively.

        Our Commercial revenue was £117.6 million, £103.4 million and £77.3 million for each of the years ended 30 June 2012, 2011 and 2010, respectively, and grew at a compound annual growth rate of 23.3% from fiscal year 2010 through fiscal year 2012. The growth rate of our Commercial revenue from fiscal year 2010 to fiscal year 2011 was 33.7% and from fiscal year 2011 to fiscal year 2012 was 13.7%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

        Our other two revenue sectors, Broadcasting and Matchday, provide consistent cash flow and global media visibility that enables us to continue to invest in the success of the team and expand our brand.

Broadcasting

        We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, Champions League and other competitions. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world. Our Broadcasting revenue was £104.0 million, £117.2 million and £103.3 million for each of the years ended 30 June 2012, 2011 and 2010, respectively.

Matchday

        We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,766 and we have averaged over 99% of attendance capacity for our Premier League matches in each of the last 15 years. Our Matchday revenue was £98.7 million, £110.8 million and £105.8 million for each of the years ended 30 June 2012, 2011 and 2010, respectively.

        For information on the seasonality of our business see "Item 5. Operating and Financial Review and Prospects—A. Key Factors Affecting Results of Operations—Seasonality."

Industry Overview

        Football is one of the most popular spectator sports on Earth. Global follower interest in football has enabled the sport to commercialise its activities through sponsorship, retail, merchandising, apparel & product licensing, new media & mobile, broadcasting, and matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.

        Football's growth and increasing popularity are primarily a product of consumer demand for and interest in live sports, whether viewed in person at the venue or through television and digital media. The sport's revenue growth has been driven by the appetite among consumers, advertisers and media distributors for access to and association with these live sports events, in particular those featuring globally recognized teams.

        The major football leagues and clubs in England, Germany, Spain, Italy and France have established themselves as the leading global entities due to their history as well as their highly developed television and advertising markets, according to AT Kearney. The combination of historical success and media development in the core European markets has helped to drive revenue, which in turn enables those leagues to attract the best players in the world, further strengthening their appeal to followers.

        As television and digital media such as broadband internet and mobile extend their reach globally, the availability of and access to live games and other content of the leading European leagues has increased and live games are now viewed worldwide. In addition, advances in new technology continue to both improve the television and digital media user experience and the effectiveness of sponsorships and advertising on these platforms. These trends further strengthen the commercial benefit of associating with football for media distributors and advertisers and increase the global opportunities for the sport.

Our Competitive Strengths

        We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world's most popular spectator sports. We have won 60 trophies in nine different leagues, competitions and cups since 1908. Our on-going success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognised brand with a large, worldwide following:  Our 134-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognisable brands. We enjoy the support of our global community of 659 million followers. The composition of our follower base is far-reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetise our brand:  The popularity and quality of our globally recognised brand make us an attractive marketing partner for companies around the world. We have built a diversified portfolio of sponsorships with leading brands such as Nike, Aon, DHL, Epson, Turkish Airlines, Singha and General Motors (Chevrolet). Our community of followers is strong in emerging markets, particularly in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, constitutes an on-going growth opportunity.

  •
  Well established global media and marketing infrastructure driving Commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. This experience and infrastructure enables us to deliver an effective set of marketing capabilities to our partners on a global basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

  •
  Seasoned management team and committed ownership:  Our senior management has considerable experience and expertise in the football, commercial, media and finance industries.

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of global and regional sponsors:  We are well positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 24.2% compound annual growth rate in our sponsorship revenue from fiscal year 2010 through fiscal year 2012 (the growth rate from fiscal year 2010 to fiscal year 2011 was 34.2% and from fiscal year 2011 to fiscal year 2012 was 14.9%). Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on expanding a regional sponsorship model, segmenting new opportunities by product category and territory. As part of this strategy, we have opened an office in Asia and are in the process of opening an office in North America. These are in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  We will focus on growing this business on a global basis by increasing our product range and improving distribution through further development of our wholesale, retail and e-commerce channels. Manchester United branded retail locations have opened in Singapore, Macau, India and Thailand, and we plan to expand our global retail footprint over the next several years. In addition, we will also invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers.

  •
  Exploit new media & mobile opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our new media & mobile offerings are in the early stages of development and present opportunities for future growth.

  •
  Enhance the reach and distribution of our broadcasting rights:  The value of live sports programming has grown dramatically in recent years due to changes in how television content is distributed and consumed. Specifically, television consumption has become more fragmented and audiences for traditional scheduled television programming have declined as consumer choice increased with the emergence of multi-channel television, the development of technologies such as the digital video recorder and the emergence of digital viewing on the internet and mobile devices. The unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers. We are well positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to 54 countries around the world. We plan to expand the distribution of MUTV by improving the quality of its content and its production capabilities.

  •
  Diversify revenue and improve margins:  We aim to increase the revenue and operating margins of our business as we further expand into our high growth commercial businesses, including sponsorship, retail, merchandising, licensing and new media & mobile. By increasing the emphasis on our commercial businesses, we will further diversify our revenue, enabling us to generate improved profitability.

Our Football Operations

        Our football operations are primarily comprised of the following activities: our first team, our reserve team, our youth academy, our global scouting networks, and other operations such as our sport science, medical and fitness operations at Carrington.

First team

        Our first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and League Cup and, subject to qualifying, international cup competitions, including the Champions League.

        Our first team is led by our manager, supported by an assistant team manager and a club secretary, who in turn are supported by a team of approximately 90 individuals, including coaches and scouts for both our first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

        We have 59 players under contract of whom 36 have made an appearance for our first team. The remaining players may play for the reserve team or youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

        Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e., a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on 31 August of that year.

        Our players enter into contracts with us that follow a prescribed model based on Football Association Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us rights to use their image. Our first team players generally enter into contracts of between two and five years' duration.

Youth academy

        Our youth academy is a primary source of new talent for our first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our first team. Over the past 15 years, over 60 players from our youth academy have achieved a place on our first team, as compared to over 50 players from the transfer market, thereby saving us the expense of purchasing those players in the transfer market. Players in our youth academy and reserve teams may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees.

        Our youth academy program consists of 11 junior teams ranging from under 9s to under 19s. Each team consists of 15 to 23 players, each of whom is assessed during the season.

Scouting network

        Together with our youth academy, our scouting system is a source of our football talent. Through our scouting system, we recruit players for both our first team and youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.

        Our scouting system was traditionally oriented towards the United Kingdom, but we have increasingly shifted our focus toward a more international approach in order to identify and attract football players from the broadest talent pool possible.

Training facilities

        We have invested significant resources into developing a performance center which contains advanced sports and science equipment. We intend to further invest in our training facilities in the near future. We have highly experienced training staff working at the performance center, where we provide physiotherapy, bio-mechanical analysis and nutritional guidance to our players as part of our drive to ensure that each player is able to achieve peak physical condition. We believe the quality of our performance center differentiates our club from many of our competitors.

        To ensure that we continue to provide our players and medical staff with state-of-the-art technology and facilities, we expect to spend approximately £5 million in the year ended 30 June 2013 in connection with further updating and expanding Carrington, our training facility.

REVENUE SECTORS

Commercial

        Our Commercial revenue is primarily comprised of income from: sponsorship; retail, merchandising, apparel & product licensing; and new media & mobile.

Sponsorship

        Our sponsorship agreements are negotiated directly by our commercial team. Our sponsors are granted various rights, which can include:

  •
  rights in respect of our brand, logo and other intellectual property;

  •
  rights in respect of our player and manager imagery;

  •
  exposure on our television platform, MUTV;

  •
  exposure on our website;

  •
  exposure on digital perimeter advertising boards at Old Trafford;

  •
  exposure on interview backdrops; and

  •
  the right to administer promotions targeted at customers whose details are stored on our CRM database.

        Any use of our intellectual property rights by sponsors is under license. However, we retain the ownership rights in our intellectual property.

Sponsorship development and strategy

        We pursue our global and regional sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team, recruited from three continents, located in Europe that focuses on developing commercial opportunities and sourcing new sponsors. We are in the process of opening offices in Asia and North America. We target potential sponsors we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.

        We offer category exclusivity on a global basis to companies within particular industries, such as automotive, beverage, airline and timepiece. We also offer sponsorship exclusivity within a particular geography for certain industries, such as telecommunications, financial services, betting and food and beverages.

        In seeking any individual partnership, we aim to establish an indicative value for that sponsorship based on the prospective sponsor's industry and marketing objectives. We will only pursue a sponsorship if we believe it reflects the value we deliver.

        We believe that certain key sectors play an active role in sports sponsorship. We have sponsors in a number of these sectors and we believe that there is significant potential to expand this platform by selectively targeting companies within the remaining sectors and by growing revenue in existing sectors through additional sponsorship arrangements.

        We intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product category segmented approach, which will include partnering with additional global and regional sponsors. Emerging markets such as Asia, which we expect to be a key focus for many of our prospective sponsors, will form an important element of our future sponsorship efforts.

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last three fiscal years:

Sponsorship Revenue Growth

        Note: Sponsorship revenue does not include revenue generated from our agreement with Nike.

        The table below highlights some of our global and regional sponsors as of the date of this Annual Report:

Sponsor	Type of sponsorship	Product category
Aon	Global sponsor	Shirt sponsor, insurance affinity
DHL	Global sponsor	Training apparel sponsor
Chevrolet	Global sponsor	Automobile
Singha	Global sponsor	Beer
Concha y Toro	Global sponsor	Wine
Thomas Cook	Global sponsor	Travel
Hublot	Global sponsor	Timepiece
Turkish Airlines	Global sponsor	Airline
Epson	Global sponsor	Office equipment
Honda	Regional sponsor (Thailand)	Motorcycles
Smirnoff	Regional sponsor (Asia)	Beverage (responsible drinking partner)
Bwin	Global sponsor	Betting
Toshiba Medical Systems	Global sponsor	Medical Systems
Yanmar	Global sponsor	Marine Diesel Engine

Note: Sponsorship revenue from Aon was £19.2 million, or 30.4% of our total sponsorship revenue, for the year ended 30 June 2012. Other than our shirt sponsorship agreements, we are not party to any agreement with any sponsor that is expected to contribute more than 4% of our revenue in any fiscal year (based on revenue in fiscal year 2012).

Sponsorship income from the Premier League

        In addition to revenue from contracts that we negotiate ourselves, we receive revenue from sponsorship arrangements negotiated collectively by the Premier League on behalf of its member teams. We receive, for example, income from the sale by the Premier League of the right to have a brand identity associated with the Premier League competition. The current title sponsor is Barclays plc under a contract that will expire at the end of the 2012/13 season and pays the league £82.5 million over the course of the three year contract. In July 2012, the Premier League entered into a new title sponsor agreement with Barclays plc that will expire at the end of the 2015/16 season and will pay the league £120 million over the course of the three year contract. Income from other commercial contracts negotiated by the Premier League is shared equally between the clubs that are to be in the Premier League for the season to which the income relates. Our pro rata income received from the other commercial contracts negotiated by the Premier League is not material to the Company's results of operations.

Shirt sponsor

        We are in the second season of a shirt sponsorship with Aon that is contracted through the end of the 2013/14 season. Under the agreement, we grant Aon exclusive shirt sponsorship rights which include the right for Aon to have its logo on our playing and replica kit, the right to use our brand and intellectual property in certain marketing campaigns as well as the right to advertise certain products at our stadium and in club media.

        In addition to our shirt sponsorship agreement, we have an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The shirt sponsorship and affinity agreements were entered into on 24 and 27 May 2009, respectively, and expire on 30 June 2014 and 30 June 2015, respectively. Together, the agreements guarantee an aggregate minimum of approximately £88 million in payments to the club. Shortly after signing, Aon made a payment to us of £34.3 million, representing an advance payment of approximately £8.6 million for each year of the shirt sponsorship agreement. Termination of the affinity agreement is not inter-conditional with the termination of the shirt sponsorship agreement. We retain the unilateral right to terminate either contract if the other is terminated. Our shirt sponsorship agreement with Vodafone provided for revenue of approximately £8.0 million per year for the years ended 30 June 2000 through 30 June 2006 and our shirt sponsorship with AIG provided for revenue of approximately £14.1 million per year for the years ended 30 June 2007 through 30 June 2010. The Vodafone and AIG shirt sponsorships included sponsorship rights to our training kit while the Aon agreement does not; sponsorship rights to our training kit were sold in a separate agreement to DHL. Our shirt sponsorship contracts are an example of our demonstrated ability to increase the value of our sponsorship relationships by either renewing our contract with an existing sponsor in return for increased payments or negotiating an agreement with a new sponsor in the category for increased payments.

        The shirt sponsorship agreement gives Aon typical termination rights for a contract of this nature in respect of a material breach. In the event that Aon successfully terminates the shirt sponsorship agreement for a material breach, we will be required to pay a termination payment to Aon in respect of the advance payment made by Aon. This payment is calculated by reference to the number of days remaining in the contract's term and the initial down payment made by Aon.

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We will also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement is approximately $559 million.

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

  Note: The Vodafone and AIG shirt sponsorship agreements included sponsorship rights for our training kit. The Aon shirt sponsorship agreement does not include sponsorship rights for our training kit.

Training kit partner

        As a continuation of our approach to categorizing our commercial rights, we are in the second season of a training kit partnership with DHL. Our kit includes apparel worn by our players while training and while warming up prior to a match. The agreement was signed in August 2011. As part of this partnership, we upgraded DHL from our global logistics sponsor to our training kit sponsor. Under the training kit partnership agreement, we grant DHL the rights to have its logo on all training kit worn by the team as well as replica training kit, which provides DHL with both significant media exposure and a significant retail presence. We also grant DHL the right to use our brand and intellectual property in certain marketing campaigns as well as the right to advertise certain products in our stadium and club media. We have successfully negotiated an early buyout of our training kit agreement with DHL effective 30 June 2013. DHL will then continue as our global logistics sponsor. The significantly increased value of agreements concluded since entering into this agreement, such as our recent $559 million world record shirt sponsorship with General Motors, leads us to believe that there should be strategic opportunities to further optimize the value of these rights.

Global, regional and supplier sponsors

        In addition to revenue from our shirt and training kit sponsors, we generated a further £28.6 million in the year ended 30 June 2012 from global, regional and supplier sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

        Global sponsors are granted certain marketing and promotion rights with respect to our brand and intellectual property as well as exposure on our media, such as digital perimeter boards at Old Trafford, MUTV and our website. These rights are granted on a global basis and are exclusive by category. Regional sponsors are granted certain marketing and promotion rights and media exposure, however these rights are granted for a limited number of territories. Regional sponsors are able to use the rights in their designated territory on an exclusive basis, however they are not granted global category exclusivity. Examples of our regional sponsors include Saudi Telecom Company, Smirnoff, Honda and Telekom Malaysia.

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis.

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last three years, we have played 15 exhibition games in the United States, Canada, Ireland, Mexico, Malaysia, South Korea and China.

        We receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2011/12 season, our promotional exhibition games and promotional tours generated £6.3 million of revenue. We believe promotional tours represent a significant growth opportunity as we continue to play exhibition games around the world.

Retail, Merchandising, Apparel & Product Licensing

        Unlike American teams in the NFL, MLB and NHL, Manchester United retains full control of the use and monetisation of its intellectual property rights worldwide in the areas of retail, merchandising, apparel & product licensing.

        Our retail, merchandising, apparel & product licensing business is currently managed by Nike. We are in the eleventh year of a 13 year agreement with Nike, which guarantees an aggregate minimum of £303 million in sponsorship and licensing fees to the club, subject to certain reductions discussed below. Under the terms of the agreement, we granted Nike an exclusive license to exploit certain of our intellectual property, retail, promotional and image rights, subject to certain exceptions. Nike has incorporated a subsidiary, Manchester United Merchandising Limited ("MUML"), to which it has granted a sublicense in respect of those certain rights. Nike supplies our playing kit and, through MUML, operates our global product licensing, merchandising and the retail operations. A range of products, including the replica kit, training wear and other apparel are sold through the club store at Old Trafford as well as retail outlets throughout the world.

        In addition, net profits (over and above sponsorship and licensing fees) generated by Nike from the licensing, merchandising, and retail operations are shared equally between us and Nike over the duration of the contract. We recognise revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. Since the 2009/10 season, we have invested in staff and resources dedicated to maximizing cumulative profits and worked closely with Nike to grow the revenue and profit of this merchandising business.

        Payments due to us from Nike under the agreement may be affected by the performance of our first team. The amount payable in any particular year may be reduced under various circumstances, including among other things, if our first team is relegated from the Premier League or fails to qualify for certain European competitions. The amount of the reduction in payment depends upon the circumstances, but the maximum possible reduction would be £6.35 million per season if our first team is relegated from the Premier League.

        The agreement with Nike is subject to typical reciprocal termination provisions for a contract of this nature in respect of material breach and insolvency. Nike may also terminate the agreement upon certain events occurring, including Manchester United ceasing to exercise authority over the management and operations of our teams and our first team being banned from any national or international competition for two or more seasons.

Retail

        In addition to our flagship retail store at Old Trafford, Manchester United branded retail locations have recently opened in Singapore, Macau, Thailand and India. Nike currently manages our retail stores under our agreement with them. We plan to expand our global retail footprint over the next several years.

Merchandising & product licensing

        MUML currently has over 200 licensees serving over 130 countries. These licensees produce a wide range of Manchester United products like mugs, bedding and toys, which are highly sought after by our followers around the world. Under our product licensing agreements, we receive royalties from the sales of specific Manchester United branded products. Under some product licensing agreements, we receive a minimum guaranteed payment from the licensee. Some licensees are granted exclusive rights under specific product categories on a global basis; others are granted exclusive rights under specific product categories, but only within a specific country or geographic region. Some licensees are permitted to sublicense within their geographic region.

Wholesale apparel

Replica uniforms, training wear

        The Manchester United jersey and training wear are completely redesigned for each season. The annual launch of the new jersey is always a much-anticipated day for our global community of followers. The result is a robust wholesale apparel business that sold over 5 million items of Manchester United branded licensed products, including 2 million replica jerseys, around the world in the last year.

E-commerce

        We currently have an arrangement for online retailing with Kitbag and our official online store is branded as "United Direct." The store sells a range of Manchester United branded merchandise including official replica kit and other clothing from Nike. In addition, we offer a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a royalty amounting to a percentage of gross sales of the merchandise sales generated online.

        We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved digital shopping experiences, greater product availability and more efficient fulfillment. Specifically, we intend to improve our ability to target merchandise offerings to our followers using their stated preferences and historical behavior. In addition, we will enable global and regional product delivery and payment collection. We plan to develop partnerships with companies that have expertise in e-commerce, logistics and distribution by region in order to grow our online retailing and integrate it across our new media and mobile platforms.

New Media & Mobile

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 42 countries. Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of more than 5 million unique users and approximately 62 million page views per month. We use our website, which incorporates e-commerce and video subscription services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience. Our Facebook page currently has over 27.2 million connections and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since July 2010:

*
Our historical growth in Facebook connections does not guarantee that we will achieve comparable growth in Facebook connections in the future.

        The proliferation of digital television, broadband internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our website and other digital media platforms for direct-to-consumer businesses, including selling premium services such as international digital memberships, video and exclusive content subscriptions, other media services and e-commerce. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base.

Content and localization

        Our digital media properties are an increasingly important means through which we engage with our international fan base. In the United Kingdom, coverage of Manchester United and the Premier League is prevalent in print, television and digital media. We believe we face less competition in international markets for Manchester United coverage and can therefore attract and retain a greater portion of our followers to our own digital media offering. To take advantage of that opportunity, we will increasingly seek to develop additional premium and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world. Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content.

        We currently have international language websites in English, Spanish, French, Arabic, Chinese, Korean and Japanese, which enable us to engage with our followers in their native language. We intend to develop further international language websites with Portuguese, Indonesian/Bahasa and Thai as our initial priorities, given the significant number of our followers who use those languages. In addition to translating the content from our English language offerings, we intend to develop tailored content for each of the above languages. We believe this localization will enhance the relevance of our content for our followers, improve the level of follower engagement and increase the revenue generating potential of our digital media offerings.

Mobile services and applications

        We currently offer digital content to mobile devices under our "MU Mobile" brand. Users can access content and a video service via an "MU Mobile" wireless application protocol or mobile site.

        We have entered into regional agreements with mobile operators to whom we grant rights to operate our "MU Mobile" service in 44 countries. These rights include the permission to deliver Manchester United content to customers on a territory-exclusive basis and certain intellectual property rights to market and promote the service in the relevant region. The content provided includes highlight clips, match and news text alerts, ringtones and wallpapers. Our mobile and telecommunications partners operate the service on a geographically exclusive basis and use our intellectual property to drive awareness of their brands and product offerings. These partnerships are based on contracts lasting from two to five years. The following graph shows the growth in number of countries where MU Mobile service has become available over the last four years:

Number of Countries with MU Mobile Service

        We have granted rights to operate our "MU Mobile" service in an additional 2 countries in 2012/2013, for a total of 44 countries as follows:

• Bahrain	• Hong Kong	• Malaysia	• South Africa
• Bangladesh	• India	• Niger	• Sri Lanka
• Benin	• Indonesia	• Nigeria	• Swaziland
• Botswana	• Iraq	• Oman	• Syria
• Bulgaria	• Jordan	• Pakistan	• Tanzania
• Burkina Faso	• Kenya	• Qatar	• Turkey
• Cambodia	• Kuwait	• Republic of the Congo	• United Arab Emirates
• Chad	• Laos	• Rwanda	• Uganda
• Democratic Republic of the Congo	• Lebanon	• Saudi Arabia	• Vietnam
• Gabon	• Madagascar	• Seychelles	• Yemen
• Ghana	• Malawi	• Sierra Leone	• Zambia

 Mobile Revenue Growth

        There has been a significant increase in the prevalence of broadband mobile and video-enabled mobile devices in recent years. Mobile devices such as the Apple iPhone and those based on the Android operating system enable consumers to browse the internet, watch video, access dedicated applications and conduct e-commerce through their mobile device. As a consequence, our followers are increasingly seeking to access our website and other content via mobile devices.

        We intend to develop multi-platform mobile sites and mobile applications that will facilitate access for our followers to our content across a range of devices and carriers in order to meet global demand.

Video on demand

        The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. We currently offer a basic video on demand service branded "MUTV Online" which provides subscribers with limited access to match highlights, and club news bulletins.

        Going forward, however, we intend to leverage the strength of our MUTV platform to generate improved and localized content such as high definition highlights, customized highlights and features on the club's players. We intend to distribute this content on a subscription and pay-per-view basis. Depending on the market, we may offer video on demand services via our media partners as part of a comprehensive suite of media rights as well as on a direct-to-consumer basis from us.

Social media

        With 659 million followers worldwide, we believe there is a significant opportunity to leverage the capabilities of social media platforms to augment our relationships with our followers around the world. By establishing an official presence on these platforms, we believe we will be able to deepen the connections with our follower base and improve our ability to market and sell products and services to our followers.

        We currently have over 27.2 million connections on our Facebook page. We use Facebook as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience. While there is no guarantee that our Facebook connections will continue to grow at comparable rates in the future, we believe Facebook will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, which will enhance our ability to convert them into customers through international memberships, video on demand subscriptions and e-commerce.

        Beyond Facebook, we intend to expand our reach through different social media platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms. For example, in China, this may include microblogs such as QQ and Sina Weibo, video sharing platforms such as Youku and Tudou, as well as social networking websites such as QQ and RenRen. We believe this expansion will enable us to broaden the reach of our brand and the content we produce as well as enhance our engagement with followers in many of our key international and emerging markets.

Customer relationship management

        One of our ongoing strategic objectives is to further develop our understanding of and deepen the relationships with our followers. We operate a customer relationship management ("CRM") program in order to better understand the size, location, demographics and characteristics of our follower base on an aggregated basis. Our CRM program enables us to more effectively target our product and service offerings such as digital subscription services, merchandise and tickets. A deep understanding of our follower base is also valuable to sponsors and media partners who seek to access specific customer categories with targeted and relevant advertising.

Broadcasting

        Broadcasting includes all revenue covering domestic and international television and radio rights to the Premier League, the Champions League and domestic cup competitions. Revenue from the sale of television rights are represented by both free television and pay television worldwide. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world.

        Broadcasting revenue including, in some cases, prize money received by us in respect of the various competitions will vary from year to year. This is partly due to the fact that the total amount available from each competition will vary and partly because our share of the total amount is based on the level of success of our first team in those competitions.

        In respect of the Premier League, media agreements are typically three years in duration and are collectively negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for the season and the clubs that were relegated from the Premier League in prior seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" development), the income from the sale of the United Kingdom television rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league. Income from the sale of the rights to televise Premier League matches by broadcast and radio is shared equally between the current clubs. Since the inception of the Premier League in 1992, we have been among the top two clubs in earnings from these sources each season.

        In the Champions League, media agreements are typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, representing a significant portion of the total, and an additional amount for each match played as well as a bonus based on its performance in the group and qualification for the round of 16, quarter-finals, and semi-finals. The runner-up and winner of the competition also earn additional amounts. In the 2011/12 season, each club received a total of €7.2 million in participation and match bonuses. In addition, each club had the potential to earn up to €4.8 million in performance bonuses. Qualification for the round of 16 was worth an additional €3.0 million per club, an additional €3.3 million per club for the quarter-finals, and an additional €4.2 million per club for the semi-finals. The runner-up of the competition earned an additional €5.6 million and the winner earned an additional €9.0 million.

        A second and third component of revenue is determined by a club's position in its domestic league at the end of the previous season as well as its performance in the Champions League in the current season relative to other clubs from its home country.

        Some of the broadcasting revenue in certain of the competitions in which our first team competes is distributed in the form of prize money. Therefore, depending on the performance of our first team in certain competitions, we may be awarded some of this prize money.

MUTV

        MUTV is the global television channel for Manchester United and is broadcast in 54 countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including news, game highlights, and exclusive "behind the scenes" coverage our club.

        Depending on the market, we may offer our suite of media rights as a bundle giving exclusive access to one multi-platform media provider or offer MUTV as a single product to television distributors. MUTV features a range of content generated from its own production facilities.

        In the United Kingdom, MUTV is offered directly to consumers through the Sky and Virgin Media distribution platforms. Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis and can include certain promotional rights.

        MUTV was founded in 1997 to be a dedicated television channel for the club. MUTV Limited, the owner of MUTV, was originally an equal equity interest joint venture between us, Sky Ventures Limited, a wholly-owned subsidiary of Sky, and ITV plc. This partnership was originally envisaged to be one in which Manchester United provided the intellectual property and content, ITV plc provided production capability, and Sky provided the distribution capability. We bought ITV plc's one-third share in MUTV Limited in November 2007 and now own 66.7% of MUTV Limited. MUTV generates its own content and operates its own production capability.

        On 27 May 2010, we entered into a letter agreement with MUTV to acquire MUTV's international distribution rights for a period of three years from 1 June 2010 through 31 May 2013. Although the letter agreement was stated to be subject to a long-form contract to be concluded by 25 June 2010, both we and MUTV have been operating, and continue to operate, on the basis of the letter agreement. Acquiring MUTV's international distribution rights has supported us in establishing direct relationships with media, television and telecommunications providers around the world. The letter agreement contains a recurring option for us to extend its term for successive periods of three years. The financial terms for the three year periods from 1 June 2013 through 31 May 2016, from 1 June 2016 through 31 May 2019 and from 1 June 2019 through 31 May 2022 are based on the financial terms for the period from 1 June 2010 through 31 May 2013 (subject to a formula-based adjustment). The letter agreement allows for a financial review to take place in June 2021 (to take effect from 1 June 2022).

        MUTV features a range of content, the primary categories of which are:

  •
  highlights from games and other time-delayed game footage, both of which are subject to certain holdback periods under the agreements between media distributors, the participating clubs and the Premier League and UEFA;

  •
  live coverage of promotional tours and exhibition games; and

  •
  lifestyle programming and other "behind the scenes" content profiling the club, our history, our manager and our players.

        The following is a list of all countries where MUTV coverage is provided as of the date of this Annual Report.

MUTV Distribution Partner Coverage

• Angola	• Dominican Republic	• Iceland	• Mozambique	• Seychelles
• Australia	• El Salvador	• Italy	• Nicaragua	• Sierra Leone
• Benin	• Eritrea	• Ivory Coast	• New Zealand	• Singapore
• Brazil	• Ethiopia	• Kenya	• Niger	• South Africa
• Burundi	• Gambia	• Liberia	• Nigeria	• South Korea
• Burkina Faso	• Ghana	• Malawi	• Norway	• Tanzania
• Cameroon	• Guinea	• Malaysia	• Panama	• Thailand
• Cape Verde	• Guinea-Bissau	• Mali	• Poland	• Togo
• Costa Rica	• Guatemala	• Malta	• Portugal	• Uganda
• Cyprus	• Honduras	• Mauritius	• Rwanda	• Zambia
• Czech Republic	• Hong Kong	• Mexico	• Senegal

Matchday

        Our stadium, which we own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford. Old Trafford is now the largest football club stadium in the United Kingdom, with a capacity of 75,766, and has one of the highest attendance rates of any football club in the Premier League. The stadium has been completely renovated and has all the modern luxuries of any new stadium, including 155 luxury boxes, approximately 8,000 executive club seats, 15 restaurants and 4 sports bars.

        We have one of the highest capacity utilisations among English clubs, with an average attendance for our home Premier League matches of 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season. We also derive revenue from the sale of hospitality packages, food, drinks, event parking and programs on matchdays.

        Other Matchday revenue includes matchday catering, event parking, program sales as well as membership and travel, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including football matches as part of the London 2012 Olympic Games and the annual Rugby Super League Grand Final), music concerts and entertainment events.

        We aim to maximise ticket revenue by enhancing the mix of experiences available at each game and providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from matchday sales going forward.

Manchester United Museum

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 134-year history. In addition, it houses the club's most precious artifacts and trophies. In 2011/12, approximately 343,000 people visited the Manchester United Museum making our museum the most visited football club museum in the United Kingdom.

Membership Program

        We also operate a membership program. Individuals who become Official Members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £30 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount.

CUSTOMERS

        Our top five customers, measured in terms of credit exposure, represented 50.1%, 51.5% and 57.7% of our total revenue in each of the years ended 30 June 2012, 2011 and 2010, respectively. Our material customers are the Premier League, UEFA, Nike and Aon. We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts. Our top customer, measured in terms of credit exposure, is the Premier League, who represented 19.9%, 19.1% and 19.5% of our total revenue in each of the years ended 30 June 2012, 2011 and 2010, respectively. Our second largest customer, measured in terms of credit exposure, is UEFA, who represented 10.6%, 15.4% and 14.2% of our total revenue in each of the years ended 30 June 2012, 2011 and 2010, respectively.

UEFA FINANCIAL FAIR PLAY REGULATIONS

        On 27 May 2010, UEFA adopted the "UEFA Club Licensing and Financial Fair Play Regulations," which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

        The regulations contain a "break-even" rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below.

        In addition, the regulations provide that football clubs who are granted a license by their national association will then be required to comply with a "monitoring" process. The monitoring process will involve the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body ("CFCB"). The CFCB is part of UEFA's Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the Financial Fair Play rules include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from European competitions.

        The first break-even assessment will begin ahead of registration for the 2013/14 season. The break-even assessment will be based on the sum of financial information for the three seasons prior to the assessment date with the exception of the first assessment for the 2013/14 season which will take into consideration the financial statements for football club fiscal years ending in 2012 and 2013. Monitoring of overdue payables commenced from June 2011. The first sanctions may be applied from the 2014/15 season.

        With respect to the "break-even" rule, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited to just €5 million; however, in order to transition clubs into the new regime, UEFA has established higher deficit amounts for the three year cumulative period (two years for the first test), which decrease over time, and are only available if the deficit is reduced to the permitted €5 million by equity contributions by equity participants and/or related parties. The transition deficit thresholds are:

  •
  €45 million for 2013/14 and 2014/15;

  •
  €30 million for 2015/16, 2016/17 and 2017/18; and

  •
  less than €30 million for 2018 and beyond.

        Any club which exceeds the transitional deficit amounts will automatically be in breach of the "break-even" rule, irrespective of any equity contributions. However, for the first two monitoring periods only (i.e. 2013/14 and 2014/15) UEFA will also consider (1) if the quantum and trend of losses is improving; (2) if the over-spend is caused by the deficit in 2011/12 which in turn is due to wages of players that were contracted before June 2010 (when the fair-play rules were approved); and (3) impact of changes in exchange rates.

        We already operate within the financial fair play regulations, and as a result we believe we are in a position to benefit from our strong revenue and cost control relative to other European clubs and continue to attract some of the best players in the coming years.

SOCIAL RESPONSIBILITY

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through the Manchester United Foundation. The work of the Foundation is divided into three areas: (i) local community initiatives such as the Football in the Community program, which has provided training and support to residents of Greater Manchester; (ii) our global charitable partnership with UNICEF; and (iii) partnerships with local charities The Christie and Francis House Children's Hospice to assist in their initiatives and fundraising. United for UNICEF, the international charity partnership between Manchester United and UNICEF, has had a positive impact on the lives of over 1.5 million children in countries across the globe, including China, India, Thailand, Laos, Vietnam, South Africa, Mozambique, Afghanistan and Iraq. The projects supported have included work with children affected by emergencies like the 2004 tsunami in Thailand and those living in poverty, often with no access to education and at risk from exploitation.

INTELLECTUAL PROPERTY

        We consider intellectual property to be important to the operation of our business, and critical to driving growth in our Commercial revenue, particularly with respect to sponsorship revenue. Certain of our commercial partners have rights to use our intellectual property. In order to protect our brand we generally have contractual rights to approve uses of our intellectual property by our commercial partners.

        We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications, with an emphasis on seeking and maintaining trademark registrations for the words "Manchester United" and the club crest. We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio visual footage.

        Enforcement of our trademark rights is important in maintaining the value of the Manchester United brand. There are numerous instances of third parties infringing our trademarks, for example, through the manufacture and sale of counterfeit products. While it would be cost-prohibitive to take action in all instances, our aim is to consistently reduce the number of Manchester United related trademark infringements by carrying out coordinated, cost-effective enforcement action on a global basis following investigation of suspected trademark infringements. Enforcement action takes a variety of forms. In the United Kingdom, we work with enforcement authorities such as trading standards and customs authorities to seize counterfeit goods and to stop the activities of unauthorized sellers. Overseas enforcement action is taken by approved lawyers and investigators. Those lawyers and investigators are instructed to work with, where feasible, representatives of other football clubs and brands that are experiencing similar issues within the relevant country in order that our enforcement action costs can be minimized as far as possible. We also work with the Premier League in respect of infringements that affect multiple Premier League clubs, in particular in Asia. We also take direct legal action against infringers, for example, by issuing cease and desist letters or seeking compensation when we consider that it is appropriate to do so.

        In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Manchester United Limited (UK) of such footage will be the subject of a license from the competition organiser.

        As part of our ongoing investment into intellectual property, we are in the process of implementing a program that is designed to detect intellectual property infringement in a digital environment and to facilitate taking action against infringers.

COMPETITION

        From a business perspective, we compete across many different industries and within many different markets. We believe our primary sources of competition include, but are not limited to:

  •
  Football clubs:  We compete against other football clubs in the Premier League for match attendance and matchday revenue. We compete against football clubs around Europe and the rest of the world to attract the best players and coaches in the global transfer and football staff markets.

  •
  Television media:  We receive media income primarily from the Premier League and Champions League media contracts, each of which is collectively negotiated. On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.

  •
  Digital media:  We compete against other digital content providers for consumer attention and leisure time, advertiser income and consumer e-commerce activity.

  •
  Merchandise and apparel:  We compete against other providers of sports apparel and equipment.

  •
  Sponsorship:  As a result of the international recognition and quality of our brand, we compete against many different outlets for corporate sponsorship and advertising income, including other sports and other sports teams, other entertainment and events, television and other traditional and digital media outlets.

  •
  Live entertainment:  We compete against alternative forms of live entertainment for the sale of matchday tickets, including other live sports, concerts, festivals, theatre and similar events.

        As a result, we do not believe there is any single market for which we have a well-defined group of competitors.

C.    GROUP ORGANISATIONAL STRUCTURE

        Our directly or indirectly wholly-owned material subsidiaries include the following, all of which are companies incorporated in England and Wales: Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red Football Limited, Red Football Junior Limited, Manchester United Football Club Limited, MU Interactive Limited, Alderley Urban Investments Limited, MU Finance plc, and Manchester United Limited. We also own approximately 66.7% of MUTV Limited, a company incorporated in England and Wales, the other 33.3% of which is owned by Sky Ventures Limited.

D.    PROPERTY, PLANT AND EQUIPMENT

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving credit facility and our senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight Terminal is not encumbered as it has already been given as security under the Alderley Facility (see "Item 5—Operating and Financial Review and Prospects—B. Liquidity and Capital Resources); and (b) the Carrington Training Ground is not encumbered.

Key property and location	Primary function	Owned/leased	Owner/lessor	Area
				(approx. m2)
Old Trafford Football Stadium, Manchester, Lancashire	Football stadium	Owned (freehold)	Manchester United Limited	205,000
Carrington Training Ground, Carrington, Trafford	Football training facility	Owned (freehold)	Manchester United Limited	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	Manchester United Limited	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	Manchester United Limited	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	Alderley Urban Investments Limited	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	Manchester United Limited	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	10,800
Office space, central London	Offices	Leased (through March 2021)	Manchester United Limited	1,100
Office space, central Hong Kong	Offices	Leased (through September 2014)	Manchester United Limited	500

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

A.    OPERATING RESULTS

Revenue

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. We review our revenue through three principal sectors—Commercial, Broadcasting and Matchday—and within the Commercial revenue sector, we have three revenue streams which monetize our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and new media & mobile revenue.

Commercial

        Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Our Commercial revenue was £117.6 million for the year ended 30 June 2012.

Sponsorship

        We monetise the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies across all geographies. We typically contract with our commercial sponsors in 2-5 year terms and have demonstrated an ability to increase the value of these relationships over time by either renewing our existing contracts at higher prices or by marketing new opportunities for sponsorship agreements. For example, Aon became our exclusive shirt sponsor in June 2010 and this sponsorship is currently contracted through the end of the 2013/14 season. Revenue from our Aon shirt sponsorship will be approximately £20 million for each of the remaining seasons under our current contract in addition to a financial services agreement worth approximately £3.2 million per year. This represents a material increase from the AIG shirt sponsorship deal, which was worth approximately £14.1 million per season. Total sponsorship revenue for the year ended 30 June 2012 was £63.1 million, an increase of £8.2 million, or 14.9%, over the year ended 30 June 2011, driven by new and renewal contracts with incremental pricing increases. More recently, we signed a training kit partnership with DHL in 2011, which is scheduled to terminate on 30 June 2013, creating a new sponsorship category and source of revenue.

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We will also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement is approximately $559 million.

Retail, Merchandising, Apparel & Product Licensing

        We market and sell competitive sports apparel, training wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other products, ranging from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and our e-commerce platform, as well as through our partners' wholesale distribution channels.

        Nike currently manages our retail, merchandising, apparel & product licensing operations pursuant to the terms of a 13 year agreement, expiring in 2015, which guarantees us an aggregate minimum of £303 million in sponsorship and licensing fees. In return for its rights under the agreement, Nike pays us an annual installment in respect of the £303 million minimum consideration. For the year ended 30 June 2012, our agreement with Nike generated revenue of £25.4 million, which reflects the minimum guaranteed revenue under the agreement. For the years ending 30 June 2013, 2014 and 2015, subject to certain reductions under various circumstances, including in the event our first team is relegated from the Premier League or fails to qualify for certain European competitions, our agreement with Nike will generate minimum guaranteed revenue of £25.4 million, £25.3 million and £25.4 million, respectively (an aggregate of £76.1 million on the remaining term of the agreement), providing a steady revenue stream during that period. The amount of the reduction in payment under the agreement depends upon the circumstances, but the maximum possible reduction would be £6.35 million if our first team is relegated from the Premier League.

        In addition, net profit (over and above the guaranteed revenue noted above) generated by Nike over the duration of the contract from the licensing, merchandising, and retail operations are shared equally between us and Nike. We recognise revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. Our retail, merchandising, apparel & product licensing revenue from both the minimum guarantee and the profit share was £33.8 million for the year ended 30 June 2012.

New Media & Mobile

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in 44 countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £20.7 million for the year ended 30 June 2012.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, Champions League and other competitions. The growing popularity of the Premier League and Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. Most recently, on 13 June 2012 the Premier League announced a three year broadcasting contract for the live rights to 154 games in the United Kingdom worth £3.018 billion through the 2016 season. This new contract represents a £1.25 billion increase from the previous three year contract for the live television rights in the United Kingdom and a continuing growth trend from prior years. By way of example, under previous contracts, United Kingdom and Ireland total media rights for the Premier League grew, according to the Deloitte Annual Review and internal data, from £682 million per year to £703 million per year, and international rights grew from £237 million per year to £456 million per year. Media rights for the Champions League grew, according to the SBI Article and internal data, from €635 million per season under the previous three year contract to approximately €865 million per season under the current three year contract. Our share of the revenue under the Premier League broadcasting rights contract amounted to £61.3 million, £60.2 million and £53.0 million for the 2011/12, 2010/11 and 2009/10 seasons, respectively, and our share of the revenue under the Champions League broadcasting rights contract amounted to €38.7 million, €53.8 million and €45.8 million for the 2011/12, 2010/11, and 2009/10 seasons, respectively. Our participation in the Premier League and Champions League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for the Champions League or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted. In addition, our global television channel, MUTV, delivers Manchester United programming to 54 countries around the world. MUTV generated total revenue of £8.8 million, £8.7 million and £7.4 million for each of the years ended 30 June 2012, 2011 and 2010, respectively. Our Broadcasting revenue was £104.0 million for the year ended 30 June 2012.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, League Cup and Champions League. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for Champions League, FA Cup and League Cup matches. Our Matchday revenue was £98.7 million for the year ended 30 June 2012, which primarily included £48.1 million from gate receipts and £32.4 million from hospitality.

        We have recently increased individual game Matchday revenue by restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities to enhance our overall matchday profitability. As part of this effort, we have invested in new and refurbished multi-seat suites as well as improvements to our premium seats and associated facilities. Enhancements to hospitality facilities have been a key driver of improved overall margins from our matchday ticket sales.

        We have also changed the composition of our general admission seats, improving the mix of ticketing options and developing a categorised approach for ticket pricing across each of our different seating options within the stadium. As a result, between the 2005/06 season and the 2011/12 season, the weighted average general admission ticket prices for our Premier League matches played at Old Trafford increased at a compound annual growth rate of 5.8%.

Other Factors That Affect Our Financial Performance

Employee benefit expenses

        Player and staff compensation comprise the majority of our operating costs. Of our total operating costs, player costs, which consist of salaries, bonuses, benefits and national insurance contributions are the primary component. Compensation to non-player staff, which includes our manager and coaching staff, also accounts for a significant portion. Competition from top clubs in the Premier League and Europe has resulted in increases in player and manager salaries, forcing clubs to spend an increasing amount on player and staff compensation, and we expect this trend to continue. In addition, as our commercial operations grow, we expect our headcount and related expenses to increase as well.

Other operating expenses

        Our other operating expenses include certain variable costs such as matchday catering, policing, security stewarding and cleaning at Old Trafford, visitor gateshare for domestic cups, and costs related to the delivery on media and commercial sponsorship contracts. Other operating expenses also include certain fixed costs, such as operating lease costs and property costs, maintenance, human resources, training and developments costs, and professional fees.

Amortisation and depreciation

        We amortise the capitalised costs associated with the acquisition of players' registrations. These costs are amortised over the period of the employment contract agreed with a player. If a player extends his contract prior to the end of the pre-existing period of employment, the remaining unamortised portion of the acquisition cost is amortised over the period of the new contract. Changes in amortisation of the costs of players' registrations from year to year and period to period reflect additional transfer fees paid for the acquisition of players, the impact of contract extensions and the disposal of players' registrations.

        Depreciation primarily reflects a straight-line depreciation on investments made in property, plant and equipment. Depreciation over the periods under review results primarily from the depreciation of Old Trafford and in recent years from improvements to Old Trafford completed at the beginning of the 2006/07 season and incremental improvements made to Old Trafford over each of the subsequent seasons.

Exceptional items

        Exceptional operating costs are those costs that in management's judgment need to be disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.

Profit on disposal of players' registrations

        We recognise profits or losses on the disposal of players' registrations in our income statement. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first team and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. Net finance costs were £49.5 million for the year ended 30 June 2012.

        On 14 September 2012, we used all of our net proceeds from the IPO to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£62.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption.

Taxes

        During each of the three years ended 30 June 2012, 2011 and 2010, our principal operating subsidiaries were tax residents in the United Kingdom. During the year ended 30 June 2012, we were subject to a weighted statutory tax rate of 25.5%, in the year ended 30 June 2011 we were subject to a weighted statutory tax rate of 27.5% and in the year ended 30 June 2010 we were subject to a statutory tax rate of 28.0%. While we paid UK corporation tax in fiscal year 2012, our cash tax rate was lower than the weighted statutory rate of tax due to a number of factors, including the utilisation of taxable loss carryforwards.

        Although we are organised as a Cayman Islands corporation, we believe that we will be treated as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income will be subject to US and UK taxes at a minimum US statutory and estimated effective rate of 35%. We expect to receive a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. Over the next two to three years, we expect our total cash tax rate to be lower than the effective tax rate of 35% due to future US tax deductions related to differences in the book and tax basis of our assets as of the date of the reorganization. Thereafter, we expect our cash tax rate to align more closely with the effective tax rate of 35%. We may also be subject to US state and local income (franchise) taxes based generally upon where we are doing business. These tax rates vary by jurisdiction and the tax base. Generally, state and local taxes are deductible for US federal income tax purposes. Furthermore, because most of our subsidiaries are disregarded from their owner for US federal income tax purposes, we will not be able to control the timing of much of our

US federal income tax exposure. In calculating our liability for US federal income tax, however, certain of our deductible expenses will be higher than the amount of those same expenses under UK corporation tax rules, owing to differences in the relevant rules of the two jurisdictions and the related difference in the opening book versus tax basis of our assets and liabilities. Finally, our UK tax liability can be credited against our US federal income tax liabilities, subject to US rules and limitations. Nevertheless, over time we expect to pay higher amounts of tax than had we remained solely liable to tax in the United Kingdom. As a result, over time we do not expect our future taxation, either with respect to nominal tax rates, effective tax rates or total liability, to be comparable to those we experienced in the past three fiscal years.

Seasonality

        We experience seasonality in our sales and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognised. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognise the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognise the most revenue in our fourth fiscal quarter in those years.

Critical Accounting Policies and Judgements

        The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the years ended 30 June 2012, 2011 and 2010 included elsewhere in this Annual Report.

        The JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We chose to "opt out" of this provision and, as a result, we are complying, and will continue to comply, with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

        We believe that the following accounting policies reflect the most critical judgments, estimates and assumptions and are significant to the consolidated financial statements.

Revenue recognition

Commercial

        Commercial revenue comprises amounts receivable from the utilisation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue and fees generated by the Manchester United first team promotional tours.

        Minimum guaranteed revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. Certain sponsorship contracts include additional profit share arrangements based on cumulative profits earned from the utilization of the Manchester United brand.

        Under the terms of sponsorship contracts that include profit share arrangements, such profit share may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee. Any additional profit share on such arrangements is only recognised when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable. When profit share is recognised it is recorded ratably over the term of the contract period.

        In assessing whether any additional profit share is probable and should therefore be recognised, management carries out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions. Such forecasts of future financial performance may differ from actual financial performance, which could result in a difference in the revenue recognised in a given year.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management do not consider to involve critical estimates and judgments, see note 2 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the years ended 30 June 2012, 2011 and 2010 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognised when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows.

        All other non-current assets, including property plant and equipment and investment property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognized in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flow that the asset is expected to generate when considered as part of a cash-generating unit. An impairment review trigger event would include, for example, our failure to qualify for the UEFA Champions League for a sustained period. In respect of player registrations, a further impairment review trigger event would occur when the player is excluded from our revenue generation, for example as a result of a career-ending injury, and conditions indicate that the amortised carrying value of the asset is not recoverable.

        The impairment review of goodwill and other non-current assets considers estimates of the future economic benefits attributable to them. Such estimates involve assumptions in relation to future, recoverable amount of the asset, ticket revenue, broadcasting and sponsorship revenue and on-field performance. Any estimates of future economic benefits made in relation to non-current assets may differ from the benefits that ultimately arise, and materially affect the recoverable value of the asset.

Intangible assets—players' registrations

        The costs associated with the acquisition of players' registrations are capitalised as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual player basis. Costs associated with the acquisition of players' registrations include transfer fees, Premier League levy fees, agents' fees and other directly attributable costs. These costs are amortised over the period covered by the player's contract. To the extent that a player's contract is extended, the remaining book value is amortised over the remaining revised contract life.

Recognition of Deferred Tax Assets in Respect of Losses

        We recognise deferred tax effects of temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities. We also recognise the deferred tax effects of tax loss carry-forwards where we believe they meet the criteria for recognition.

        Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. In arriving at a judgment in relation to the recognition of deferred tax assets on losses, management considers the regulations applicable to taxation and advice on their interpretation. Management also considers whether losses carried forward may be utilised through tax planning opportunities to create suitable taxable profits. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessment of the recognition of deferred tax assets on losses carried forward. If the final outcome of these matters differs from the amounts initially recorded, differences may positively or negatively impact the deferred tax provisions in the period in which such determination is made.

Results of Operations

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2012, 2011 and 2010.

	Year ended 30 June
Income Statement Data	2012	2011	2010
	(£'000, unless otherwise indicated)
Revenue	320,320	331,441	286,416

Analysed as:
Commercial revenue	117,611	103,369	77,322
Broadcasting revenue	103,991	117,249	103,276
Matchday revenue	98,718	110,823	105,818

Operating expenses—before exceptional items	(274,411)	(267,986)	(232,716)

Analysed as:
Employee benefit expenses	(161,688)	(152,915)	(131,689)
Other operating expenses	(66,983)	(68,837)	(52,306)
Depreciation	(7,478)	(6,989)	(8,634)
Amortisation of players' registrations	(38,262)	(39,245)	(40,087)
Operating expenses—exceptional items	(10,728)	(4,667)	(2,775)

Total operating expenses	(285,139)	(272,653)	(235,491)
Profit on disposal of players' registrations	9,691	4,466	13,385

Operating profit	44,872	63,254	64,310

Finance costs	(50,315)	(52,960)	(110,298)
Finance income	779	1,710	1,715

Net finance costs	(49,536)	(51,250)	(108,583)

(Loss)/profit on ordinary activities before tax	(4,664)	12,004	(44,273)
Tax credit/(expense)	27,977	986	(3,211)

Profit/(loss) for the year from continuing operations	23,313	12,990	(47,484)

Attributable to:
Owners of the Company	22,896	12,649	(47,757)
Non-controlling interest	327	341	273

Basic and diluted earnings/(loss) per share (£)(1)	0.15	0.08	(0.31)
Weighted average number of ordinary shares (thousands)(1)	155,352	155,352	155,352

(1)
As adjusted retroactively for all periods presented to reflect the reorganisation transactions described in note 1 to the consolidated financial statements and notes included elsewhere in this Annual Report.

Year Ended 30 June 2012 as Compared to the Year Ended 30 June 2011

	Year ended 30 June (audited)
			% Change 2012 over 2011
	2012	2011
	(in £ millions)
Revenue	320.3	331.4	(3.3)%
Commercial revenue	117.6	103.4	13.7%
Broadcasting revenue	104.0	117.2	(11.3)%
Matchday revenue	98.7	110.8	(10.9)%
Total operating expenses	(285.2)	(272.6)	4.6%
Employee benefit expenses	(161.7)	(152.9)	5.7%
Other operating expenses	(67.0)	(68.8)	(2.6)%
Depreciation	(7.5)	(7.0)	7.1%
Amortisation of players' registrations	(38.3)	(39.2)	(2.3)%
Exceptional items	(10.7)	(4.7)	127.7%
Profit on disposal of players' registrations	9.7	4.5	115.6%
Net finance costs	(49.5)	(51.3)	(3.5)%
Tax credit	28.0	1.0	2,700.0%

Revenue

        Our consolidated revenue for the year ended 30 June 2012 decreased to £320.3 million, an decrease of £11.1 million, or 3.3%, as compared to the year ended 30 June 2011, as a result of a decrease in revenue in our Broadcasting and Matchday sectors, which was partially offset by an increase in revenue in our Commercial sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2012 was £117.6 million, an increase of £14.2 million, or 13.7%, over the year ended 30 June 2011. The increase in Commercial revenue reflects an increase of £8.2 million from the activation of several new global and regional sponsorships. We also experienced an increase of £1.5 million from our shirt sponsorship, as well as an increase of £0.9 million in revenue generated from tours. In addition, additional profit share pursuant to the arrangement with Nike recognized in the years ended 30 June 2012 and 2011 amounted to £8.4 million and £5.7 million, respectively.

  •
  Sponsorship revenue for the year ended 30 June 2012, was £63.1 million, an increase of £8.2 million, or 14.9%, over the year ended 30 June 2011, primarily as a result of the shirt sponsorship with Aon and the addition of the new sponsorships, as discussed above.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2012 was £33.8 million, an increase of £2.5 million, or 8.0%, over the year ended 30 June 2011, primarily as a result of additional profit share received pursuant to the agreement with Nike, as discussed above.

  •
  New media & mobile revenue for the year ended 30 June 2012 was £20.7 million, an increase of £3.5 million, or 20.3%, over the year ended 30 June 2011, primarily as a result of the commencement of new mobile partnerships and increased payments from existing partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2012 was £104.0 million, a decrease of £13.2 million, or 11.3%, over the year ended 30 June 2011. Broadcasting revenue was primarily impacted by our early exit from the Champions League, compared with progression through to the final in the year ended 30 June 2011. In addition, FA Cup revenues in the year ended 30 June 2012 were impacted by our 4th round exit, compared with reaching the semi-final in the year ended 30 June 2011.

Matchday revenue

        Matchday revenue for the year ended 30 June 2012 was £98.7 million, a decrease of £12.1 million, or 10.9%, over the year ended 30 June 2011. The decrease in Matchday revenue was the result of having played four less home games in the year ended 30 June 2012 as compared to the year ended 30 June 2011 when we also received revenue as a result of reaching the Champions League final and FA Cup semi-final, both games staged at Wembley Stadium.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortisation of players' registrations and exceptional items) were £285.2 million in the year ended 30 June 2012, representing an increase of approximately 4.6% from £272.6 million in the year ended 30 June 2011.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2012 were £161.7 million, an increase of £8.8 million, or 5.7%, over the year ended 30 June 2011. This increase is primarily due to an increase in football player and staff compensation, offset by lower success related bonuses compared to the year ended 30 June 2011 when we won the Premier League Championship and reached the Champions League final. The increasingly competitive global market for football players continues to be a primary driver of staff costs. Throughout the two years ended 30 June 2012, our employee benefit expenses increased as a result of increases to player compensation reflecting our ongoing strategy of investing in our first team. There have also been increases to our overall number of non-football employees, driven in large part by the expansion of our commercial operations.

Other operating expenses

        Other operating expenses for the year ended 30 June 2012 were £67.0 million, a decrease of £1.8 million, or 2.6%, over the year ended 30 June 2011. This decrease is primarily due to reduced travel costs compared to the year ended 30 June 2011 when the first team reached the Champions League final and reduced gateshare payments to our opponents due to fewer domestic cup matches played at Old Trafford in the year ended 30 June 2012. This decrease was partially offset by a general underlying growth in operating expenditure largely associated with the continued growth of our commercial operations.

Depreciation

        Depreciation for the year ended 30 June 2012 amounted to £7.5 million, an increase of £0.5 million, or 7.1%, over depreciation of £7.0 million for the year ended 30 June 2011.

Amortisation of players' registrations

        Amortisation of players' registrations for the year ended 30 June 2012 was £38.3 million, which was largely in line with £39.2 million for the year ended 30 June 2011. Increases in amortisation due to player acquisitions during the year (mainly Phil jones, David de Gea and Ashley Young) were offset by reductions due to contract extensions (mainly Anderson, Chris Smalling and Antonio Valencia) and departed players (mainly Owen Hargreaves). The unamortised balance of existing players' registrations as of 30 June 2012 was £112.4 million, of which £30.4 million is expected to be amortised in the year ended 30 June 2013. The remaining balance is expected to be amortised over the three years to 30 June 2016. This does not take into account player additions after 30 June 2012, which would have the effect of increasing the amortisation expense in future periods; nor does it consider disposals subsequent to 30 June 2012, which would have the effect of decreasing future amortisation charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items of £10.7 million were recognised for the year ended 30 June 2012, of which £8.9 million related to professional advisory fees in connection with the recently completed IPO and previously proposed public offering of shares and a £1.8 million increase in the provision relating to the Football League pension scheme deficit following an actuarial valuation. Exceptional items of £4.7 million were recognized for the year ended 30 June 2011, of which £2.7 million related to professional advisory fees in connection with a proposed public offering of shares and a £2.0 million impairment of investment property.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2012 was £9.7 million, an increase of £5.2 million, or 115.6%, over the year ended 30 June 2011. The profit on disposal for the year ended 30 June 2012 relates to the disposals of Obertan (Newcastle), Brown and O'Shea (Sunderland), Drinkwater (Leicester), Gibson (Everton), Diouf (Hannover), Morrison (West Ham), and James and De Laet (Leicester). The profit on disposal for the year ended 30 June 2011 related mainly to the transfers of Cathcart, Possebon, Eikram, Chester and Stewart with additional trigger payments being received for players previously transferred.

Net finance costs

        Net finance costs for the year ended 30 June 2012 were £49.5 million, a decrease of £1.8 million, or 3.5%, as compared to £51.3 million for year ended 30 June 2011. The main reasons for this decrease are a £6.4 million decrease in interest payable on bank loans and senior secured notes primarily due to repurchases of senior secured notes and a £16.9 million decrease in interest payable and accelerated amortisation of debt issue on the secured payment in kind loan following repayment of this loan mid-way through the year ended 30 June 2011. These decreases were partly offset by an unrealised loss of £5.2 million on the translation of our US dollar denominated senior secured notes in the year ended 30 June 2012 compared to an unrealised gain of £16.4 million in the year ended 30 June 2011 (an adverse movement of £21.6 million). Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movement. Any gain or loss on a cumulative basis will not be realised until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax credit

        The tax credit for the year ended 30 June 2012 was £28.0 million as compared with a tax credit of £1.0 million for the year ended 30 June 2011. The increase primarily resulted from the recognition of a previously unrecognised deferred tax asset. This asset relates to previously unrecognised tax losses.

Year Ended 30 June 2011 as Compared to the Year Ended 30 June 2010

	Year ended 30 June (audited)
			% Change 2011 over 2010
	2011	2010
	(in £ millions)
Revenue	331.4	286.4	15.7%
Commercial revenue	103.4	77.3	33.8%
Broadcasting revenue	117.2	103.3	13.5%
Matchday revenue	110.8	105.8	4.7%
Total operating expenses	(272.6)	(235.5)	15.8%
Employee benefit expenses	(152.9)	(131.7)	16.1%
Other operating expenses	(68.8)	(52.3)	31.5%
Depreciation	(7.0)	(8.6)	(18.6)%
Amortisation of players' registrations	(39.2)	(40.1)	(2.2)%
Exceptional items	(4.7)	(2.8)	67.9%
Profit on disposal of players' registrations	4.5	13.4	(66.4)%
Net finance costs	(51.3)	(108.6)	(52.8)%
Tax credit/(expense)	1.0	(3.2)	131.3%

Revenue

        Our consolidated revenue for the year ended 30 June 2011 increased to £331.4 million, an increase of £45.0 million, or 15.7%, as compared to the year ended 30 June 2010, as a result of an increase in revenue in each of our principal sectors, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2011 was £103.4 million, an increase of £26.1 million, or 33.8%, over the year ended 30 June 2010. The increase in Commercial revenue reflects an increase of £15.4 million from the activation of several new global and regional sponsorships. We also experienced an increase of £3.3 million from our shirt sponsorship, as well as an increase of £2.5 million in revenue generated from tours. In addition, additional profit share pursuant to the arrangement with Nike recognised in the years ended 30 June 2011 and 2010 amounted to, £5.7 million and £3.2 million, respectively. We also generated £5.4 million in appearance fees from exhibition games and promotional tours in the year ended 30 June 2011 as compared to £2.9 million in the year ended 30 June 2010.

  •
  Sponsorship revenue for the year ended 30 June 2011 was £54.9 million, an increase of £14.0 million, or 34.2%, over the year ended 30 June 2010 primarily as a result of the shirt sponsorship with Aon and the addition of the new sponsorships, as discussed above.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2011 was £31.3 million, an increase of £4.8 million, or 18.1%, over the year ended 30 June 2010, primarily as a result of additional profit share received pursuant to the agreement with Nike, as discussed above.

  •
  New media & mobile revenue for the year ended 30 June 2011 was £17.2 million, an increase of £7.3 million, or 73.7%, over the year ended 30 June 2010, primarily as a result of the commencement of new mobile partnerships and increased payments from existing partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2011 was £117.2 million, an increase of £13.9 million, or 13.5%, over the year ended 30 June 2010. Broadcasting revenue increased steadily during each of the years ended 30 June 2011 and 2010 primarily as a result of an increase in the distributions from UEFA for all participants in the Champions League, as well as increased revenue from the Premier League media rights package agreed in 2010. In the 2010/11 season, we were champions of the Premier League and reached the finals of the Champions League, resulting in increases of £7.0 million from Premier League distributions and £6.1 million from Champions League distributions. Our total Champions League broadcasting revenue increased in fiscal year 2011 as a result of our progress to the Champions League final, which delivered higher participation fees and increased our overall share of the 2010/11 performance market pool available to English clubs. In addition, new Premier League media contracts beginning in the 2010/11 season led to increased broadcasting revenue, particularly from the sale of international media rights, from which our distribution increased by approximately 80% compared with the previous contract. We also experienced a modest increase in domestic cup broadcasting revenue as a result of progression to the semi-finals of the FA Cup.

Matchday revenue

        Matchday revenue for the year ended 30 June 2011 was £110.8 million, an increase of £5.0 million, or 4.7%, over the year ended 30 June 2010 of which £1.1 million and £1.5 million were due to an increase in gate receipts and hospitality sales, respectively, and £0.3 million was due to an increase in museum revenue. The remainder of the £5.0 million increase was primarily due to recognition of £3.6 million in matchday revenue for the Champions League final in fiscal year 2011, held at a neutral venue. We played 29 home matches during the 2010/11 season, one more than the previous season, as a result of reaching the Champions League final in 2011 and having played the same number of domestic cup matches at home. Our progress in the FA Cup and the Champions League resulted in strong attendances in all games as well as increased revenue from matchday hospitality sales. In addition, gateshare from the Champions League final, played at Wembley Stadium, is reflected in our Matchday revenue. Weighted average ticket prices remained flat in the 2010/11 season compared with the 2009/10 season. These increases were partially offset by an increase in VAT on ticket sales in January 2011 (from 17.5% to 20.0%), the cost of which reduced our Matchday revenue for fiscal year 2011.

Total operating expenses

        Total operating expenses were £272.6 million in fiscal year 2011, representing an increase of 15.8% from £235.5 million in fiscal year 2010.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2011 were £152.9 million, an increase of £21.2 million, or 16.1%, over the year ended 30 June 2010. This increase is primarily due to a £12.7 million increase in football player and staff compensation, including bonuses paid as a result of winning the Premier League Championship, a £5.7 million increase in other staff compensation and a £2.7 million increase in social security and pension payments in the year ended 30 June 2011. The increasingly competitive global market for football players continues to be a primary driver of staff costs. Throughout the two years ended 30 June 2011, our employee benefit expenses increased as a result of increases to player compensation reflecting our ongoing strategy of investing in our first team. There have also been increases to our overall number of non-football employees, driven in large part by the expansion of our commercial operations.

        During the 2010/11 season, we regained the Premier League title and reached the finals of the Champions League, resulting in higher bonuses paid to our players and non-player staff in 2011. Employee benefit expenses also increased as a result of certain strategic new hires across the business and an overall increase in the number of employees.

Other operating expenses

        Other operating expenses for the year ended 30 June 2011 were £68.8 million, an increase of £16.5 million or 31.5% over the year ended 30 June 2010. Other operating expenses depend on the performance of the business and the number of home matches we play during the season. In addition, we have incurred additional costs relating to the expansion of our commercial operations, and in particular support for our sponsorship sales and marketing teams. In the 2010/11 season, we played one additional home match compared to the 2009/10 season. We also incurred additional costs related to reaching the Champions League final in the 2010/11 season and our promotional tours. The increase in other operating expenses in the year ended June 30, 2011 also reflects a change from a guaranteed minimum revenue model to a revenue share less costs model with respect to the MUTV international broadcasting rights.

Depreciation

        Depreciation for the year ended 30 June 2011 amounted to £7.0 million, a decrease of £1.6 million over depreciation of £8.6 million for the year ended 30 June 2010, due to the impact of some significant plant and machinery becoming fully depreciated.

Amortisation of players' registrations

        Amortisation of players' registrations for the year ended 30 June 2011 was £39.2 million, which was largely in line with £40.1 million for the year ended 30 June 2010. Increases in amortisation due to player acquisitions during the year (mainly Javier Hernandez and Bebe) were offset by reductions due to contract extensions (mainly Nani, Wayne Rooney and Nemanja Vidic) and departed players (mainly Zoran Tosic).

Exceptional items

        Exceptional items of £4.7 million were recognised for the year ended 30 June 2011, of which £2.7 million related to professional advisory fees in connection with a proposed public offering of shares and a £2.0 million impairment of investment property. During 2010 charges of £2.8 million were recognised, primarily relating to an onerous lease provision.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2011 was £4.5 million, a decrease of £8.9 million over the year ended 30 June 2010, reflecting the sale of non-first team players.

Net finance costs

        Net finance costs for the year ended 30 June 2011 were £51.3 million, a decrease of £57.3 million as compared to £108.6 million for year ended 30 June 2010. The main reasons for this decrease are the £16.4 million unrealised gain on the translation of our US dollar denominated senior secured notes due to a weakening of the dollar relative to sterling in our fiscal year 2011, compared with the £19.3 million unrealised loss on the translation of our US dollar denominated senior secured notes due to a strengthening of the dollar relative to sterling in our fiscal year 2010. We also realised a £11.9 million one-time charge related to terminated interest rate swap agreements in the year ended 30 June 2010.

Additionally, net interest payable on our indebtedness decreased in our fiscal year 2011 largely due to repayment of the secured payment in kind loan mid-way through the year.

        Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movement. Any gain or loss on a cumulative basis will not be realized until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax credit/(expense)

        The tax credit for the year ended 30 June 2011 was £1.0 million as compared with a tax expense of £3.2 million for the year ended 30 June 2010. Our tax credit for the year ended 30 June 2011 was mainly impacted by the re-measurement of the deferred tax liability due to the reduction in the UK corporation tax rate during 2011 resulting in a credit of £4.2 million and the utilisation of previously unrecognised tax carryforwards of £5.3 million. This was offset by the tax on taxable profit arising during the year ended 30 June 2011 of £4.3 million and additional tax charges in 2011 associated with non-deductible expenses for tax purposes. The increase in expenses that are not deductible for tax purposes was mainly related to £2.9 million of expenses associated with the proposed public offering of shares. Furthermore, additional deferred tax liabilities of £2.2 million were recognised following submission of prior year tax computations.

Impact of Changes in Foreign Exchange Rates

        Our functional and reporting currency is the pound sterling and substantially all of our costs are denominated in pound sterling. We are, however, exposed to the following foreign exchange risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2012 we received a total of €40.2 million of revenue denominated in Euros (2011: €55.3 million; 2010: €45.9 million). We seek to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of sponsorship revenue denominated in US Dollars. During the year ended 30 June 2012 we received a total of US$58.0 million of revenue denominated in US Dollars (2011: US$41.2 million; 2010: US$21.5 million).

  •
  Risks arising from the senior secured notes denominated in US Dollars. At 30 June 2012 senior secured notes include principal amounts of US$393.0 million (2011: US$416.0 million) denominated in US Dollars which is not hedged and is therefore retranslated at the closing rate for each reporting date. The currency retranslation for the year ended 30 June 2012 resulted in a charge to the income statement of £5.2 million (2011: credit of £16.4 million; 2010: charge of £19.3 million). Interest is paid on the US Dollar element of the senior secured notes in US Dollars.

  •
  We only consider hedging US Dollar exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

  •
  Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers we may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, we also take account of the credit risk of the counterparty.

        It is our policy to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The Group has entered into forward foreign exchange contracts to hedge the exchange rate risk arising from anticipated future income relating to participation in the UEFA Champions League, which are designated as cash flow hedges. We have also entered into a forward foreign exchange contract to hedge the exchange rate risk arising from a future payment relating to the acquisition of a player registration, this has not been designated as a hedging instrument.

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements during the past three fiscal years stemmed from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players. Our existing borrowings primarily consist of our senior secured notes, although we have in the past, and may from time to time in the future, purchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. We also have foreign exchange rate forward contracts outstanding that we use to hedge our exposure to US dollar sponsorship revenue to the extent that it is not offset by the interest expense on US dollar denominated debt and Euro exposure in our distributions from UEFA.

        Our business generates a significant amount of the cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in the late summer, December, January and the end of the football season. Our sponsorship and Commercial revenue tends to be paid either quarterly or annually in advance. For example, we received £34.3 million at the commencement of our sponsorship agreement with Aon, which further provided that we receive bi-annual payments of £5.3 million at the beginning of our second and fourth quarters during the term of the sponsorship agreement. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred income, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred income is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay operating expenses, staff costs, interest payments and other liabilities as they become due. This typically results in negative working capital at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 June 2012, we had no borrowings under our revolving credit facility.

        Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract.

        We also maintain a mixture of long-term and short-term debt finance in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in December, in advance of Premier League and UEFA broadcasting receipts in January.

        In addition, transfer windows for acquiring and disposing of players' registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

        Acquisition and disposal of players also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs whereas our trade payables include primarily transfer fees and other associated costs in relation to the acquisition of player registrations.

Capital Expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,766. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. For example, in the 2009/10 and 2010/11 seasons, we upgraded the East Stand, North Stand and West Stand multi-seat facilities. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £15.3 million, £7.3 million and £4.8 million for the years ended 30 June 2012, 2011 and 2010, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we expect to spend approximately £8.0 million in fiscal year 2013 in connection with updating and expanding Carrington, our training facility, so that the technology and facilities we provide our players and medical staff continue to be state-of-the art.

New media capital expenditure

        We intend to continue investing in our new media assets, including our website and digital media capabilities. Over the next three years, we intend to invest approximately £5.0 million to £8.0 million in our new media assets; however, as our new media business continues to grow, the timing of these capital expenditure investments may change.

Net player capital expenditure

        From the year ended 30 June 1998 to the year ended 30 June 2012, average net player capital expenditure represented a cash outflow of £14.3 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net player capital expenditure over the same period would have been a cash outflow of £20.1 million per fiscal year). Actual cash used or generated from net player capital expenditure is recorded on our statement of cash flows with net cash flows from investing activities.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2012, 2011 and 2010:

	Year ended 30 June (audited)
	2012	2011	2010
	(in £ thousands)
Cash flow from operating activities	80,302	125,140	103,537
Interest paid	(47,068)	(167,499)	(35,645)
Debt finance costs relating to borrowings	—	(118)	(13,846)
Interest received	1,010	1,774	1,681
Income tax paid	(3,333)	(70)	(2,618)

Net cash generated from/(used in) operating activities	30,911	(40,773)	53,109

Cash flow from investing activities
Purchases of property, plant and equipment (net of proceeds)	(15,323)	(7,156)	(4,702)
Purchases of investment property	(7,364)	—	—
Purchases of players' registrations	(58,971)	(25,369)	(44,274)
Proceeds from sale of players' registrations	9,409	13,956	13,857

Net cash used in investing activities	(72,249)	(18,569)	(35,119)

Cash flow from financing activities
Proceeds from issue of ordinary shares	—	249,105	—
Proceeds from borrowings	—	—	502,571
Repayment of borrowings	(28,774)	(202,499)	(507,258)
Dividends paid	(10,000)	—	—

Net cash (used in)/generated from financing activities	(38,774)	46,606	(4,687)

Net (decrease)/increase in cash and cash equivalents	(80,112)	(12,736)	13,303

Cash flow from operating activities

        Cash flow from operating activities represents our operating results and net movements in our working capital. Our working capital generally reflects cash received from the sale of tickets and hospitality and other matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash flow from operating activities for the year ended 30 June 2012 produced a cash inflow of £80.3 million, a decrease of £44.8 million from a cash inflow of £125.1 million for the year ended 30 June 2011. The decrease in cash flow from operating activities compared to the year ended 30 June 2011 is largely due to the lower Broadcasting and Matchday revenues, partially offset by increased Commercial revenues. Our cash flow from operating activities for the year ended 30 June 2010 was £103.5 million.

Net cash generated from/(used in) operating activities

        Additional changes in cash generated from operating activities generally reflect our finance costs. Following the refinancing of our previously existing credit facilities through the issuance of our senior secured notes and the establishment of our revolving credit facility, we have eliminated our interest rate swaps on those facilities and currently pay fixed rates of interest on our debt obligations. The costs of both the issuance of senior secured notes and the repayment of existing borrowings were £13.8 million. As a result, our underlying finance costs decreased from January 2010 and cash outflows to service our debt have become more stable. However, in the year ended 30 June 2011, the payment of two interest payments on our senior secured notes and the payment of cumulative interest on our payment in kind loan, totaling £156.1 million, compared with no senior secured notes interest payments in the year ended 30 June 2010 (as the first interest payment on the senior secured notes occurred in August 2010 and there were no interest payments made on the payment in kind loan in the year ended 30 June 2010), as well as premiums paid for our senior secured notes we repurchased in the market led to higher interest paid compared with the previous years. Net cash generated from operating activities was £30.9 million in the year ended 30 June 2012, compared to net cash used in operating activities of £40.8 million for the year ended 30 June 2011, and net cash generated from operating activities was £53.1 million for the year ended 30 June 2010.

Net cash used in investing activities

        Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of players' registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility at Carrington. As part of the planned investment for Carrington, we will enhance the viewing facilities to provide current and potential partners with unique access to the Manchester United experience.

        Net cash used in investing activities for the year ended 30 June 2012 was £72.2 million, an increase of £53.6 million from £18.6 million for the year ended 30 June 2011.

        For the year ended 30 June 2012, net player capital expenditure was £49.6 million, an increase of £38.2 million from net player capital expenditure of £11.4 million for the year ended 30 June 2011. Player capital expenditure for the year ended 30 June 2012 mainly comprised expenditures for the acquisitions of David de Gea, Phil Jones and Ashley Young less payments received relating to the disposals of Gabriel Obertan, Wes Brown, John O'Shea, Fraizer Campbell, Mame Biram Diouf, Darron

Gibson and Ravel Morrison. Player capital expenditure for the year ended 30 June 2011 included payments relating to Javier "Chicharito" Hernandez, Chris Smalling, Anders Lindegaard and Bebe partially offset by a number of disposals including Fraizer Campbell, Rodrigo Possebon, Ben Foster and Zoran Tosic and other appearance related payments. Net player capital expenditure for the year ended 30 June 2010 was £30.4 million.

        For the year ended 30 June 2012, net capital expenditure was £22.7 million, an increase of £15.5 million from net capital expenditure of £7.2 million for the year ended 30 June 2011. Net capital expenditure for the year ended 30 June 2012 relates mainly to the expansion of our property portfolio around Old Trafford, upgrades to our corporate facilities and general development at Old Trafford together with the commencement of the redevelopment of our training facility at Carrington. Net capital expenditure for the year ended 30 June 2011 related to the ongoing upgrade and refurbishment of the executive boxes and suites throughout Old Trafford. Net capital expenditure for the year ended 30 June 2010 was £4.7 million.

Net cash (used in)/generated from financing activities

        Net cash used in financing activities for the year ended 30 June 2012 was £38.8 million, an increase of £85.4 million from net cash generated of £46.6 million for the year ended 30 June 2011. During the year ended 30 June 2012 we purchased £28.2 million (sterling equivalent) nominal value of our senior secured notes in open market transactions and paid an interim dividend of £10.0 million. During the year ended 30 June 2011 we repaid borrowings of £138.0 million to the lenders under our payment in kind loan offset by the receipt of £249.1 million proceeds from the issuance of shares to our immediate shareholder. In addition, we repurchased £63.8 million (sterling equivalent) nominal value of our senior secured notes in open market transactions. Our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired. For the year ended 30 June 2010, net cash used in financing activities was £4.7 million, reflecting an increase in borrowings of £502.6 million as a result of the issuance of our senior secured notes and repayment of our previous secured senior facilities of £507.3 million.

Indebtedness

        Our primary sources of indebtedness consist of our pound sterling denominated 8 3/4% senior secured notes due 2017 and our US dollar denominated 8 3/8% senior secured notes due 2017. As part of the security for our senior secured notes and revolving credit facility, substantially all of the assets of the issuer and guarantors of our senior secured notes are subject to liens and mortgages.

Description of principal indebtedness

8 3/4% pound sterling senior secured notes due 2017 and 8 3/8% US dollar senior secured notes due 2017

        Our senior secured notes initially consisted of two tranches: £250 million 8 3/4% senior secured notes due 2017 and $425 million 8 3/8% senior secured notes due 2017. Our senior secured notes were issued by our wholly-owned finance subsidiary, MU Finance plc, are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors. The proceeds of our senior secured notes were used to refinance existing debt, reduce Red Football Limited's liabilities to its hedging counterparties, pay fees and expenses related to the offering and for general corporate purposes.

        The indenture governing our senior secured notes contains customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited's subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited's assets. The covenants in the indenture governing our senior secured notes are subject to certain thresholds and exceptions described in the indenture governing our senior secured notes.

        At any time prior to 1 February 2013, up to 35% of the original principal amount of our 8 3/8% US dollar senior secured notes due 2017 may be redeemed with the net proceeds of certain equity offerings at a price equal to 108.375% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption, and up to 35% of the original principal amount of our 8 3/4% pound sterling senior secured notes due 2017 may be redeemed with the net proceeds of certain equity offerings at a price equal to 108.750% of the principal amount of such notes, plus accrued and unpaid interest to the date of such redemption, provided that after giving effect to any such redemptions, not less than 65% of the original principal amount of the applicable tranche of our senior secured notes remain outstanding and the redemption occurs within 90 days of the date of closing of such equity offering.

        In addition, at any time prior to 1 February 2013, each tranche of our senior secured notes may be redeemed in part or in full at a redemption price equal to 100% of the principal amount of the senior secured notes redeemed, plus a make-whole premium calculated in accordance with the indenture governing each tranche of senior secured notes, plus, in each case, accrued and unpaid interest to the date of such redemption.

        On or after 1 February 2013, our senior secured notes may be redeemed in part or in full at the redemption prices (expressed as percentages of principal amount of such notes) set forth below, plus accrued and unpaid interest on the notes redeemed to the date of such redemption, if redeemed during the twelve-month period beginning on 1 February of the years indicated below:

	Redemption Price
Year	Pound Sterling Notes	US Dollar Notes
2013	108.750%	108.375%
2014	104.375%	104.188%
2015	102.188%	102.094%
2016	100.000%	100.000%

        In the event we exercise our option to redeem any series of notes pursuant to the terms of the indenture and less than all of the notes of such series are to be redeemed, the trustee will select notes for redemption on a pro rata basis.

        We repurchased £28.2 million of our senior secured notes during the year ended 30 June 2012, comprising £14.0 million of our senior secured notes from the sterling tranche and $23.0 million of our senior secured notes from the US dollar tranche. As of 30 June 2012, we held £92.3 million of our senior secured notes, comprising £72.2 million of the sterling tranche of senior secured notes and $32.0 million of the US dollar tranche of senior secured notes. The total amount of senior secured notes outstanding at 30 June 2012, excluding unamortised discounts and issue costs of £17.8 million, was the sterling equivalent of £419.8 million, comprising £177.8 million 8 3/4% senior secured notes and $393.0 million 8 3/8% senior secured notes.

        On 14 September 2012, we used all of our net proceeds from our IPO to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£62.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption. In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

Revolving credit facility

        Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 30 June 2012, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

        Our revolving credit facility is scheduled to expire in 2016. Any amount still outstanding at that time will be due in full immediately on that date. The revolving credit facility contains an annual minimum five-day "net clean down" mandatory repayment in order to reduce outstanding revolving loans to £25 million, net of certain credits for unrestricted cash, for such five-day period.

        Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving credit facility by giving five business days' prior notice to the Agent under the facility. Any loan drawn under the revolving credit facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving credit facility agreement) be reborrowed.

        Loans under the revolving credit facility bear interest at a rate per annum equal to LIBOR (or in relation to a loan in Euros, EURIBOR) plus the applicable margin and any mandatory cost.

        The applicable margin means 3.50% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the revolving credit facility agreement) per annum	Margin %
Equal to or greater than 4.5	3.50
Equal to or greater than 4.0 but less than 4.5	3.25
Equal to or greater than 3.5 but less than 4.0	3.00
Equal to or greater than 3.0 but less than 3.5	2.75
Less than 3.0	2.50

        A commitment fee is payable on the available but undrawn amount of the revolving credit facility, at a rate equal to 35% per annum of the applicable margin.

        Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

        In addition to the general covenants described below, the revolving credit facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the revolving credit facility if we fail to qualify for the Champions League.

        Our revolving credit facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. The covenants in the revolving credit facility are subject to certain thresholds and exceptions described in the agreement governing the revolving credit facility.

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. Approximately £2.6 million of the loan is repayable in quarterly installments through to July 2018, and the remaining balance of approximately £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited. As of 30 June 2012, £6.8 million was outstanding under the Alderley facility.

Loan stock issued to minority shareholder of MUTV

        The loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited, a wholly-owned subsidiary of Sky that is unrelated to us or our principal shareholder, is unsecured and accrues interest at LIBOR plus 1% to 1.5%. The loan stock was repayable at par from 2007, though payment remains contingent upon the availability of free cash flow within MUTV. Based on our current projections, we estimate that the loan stock will be repaid over approximately 17 years. As of 30 June 2012, £4.4 million was outstanding on the loan stock.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2012 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £1.8 million relating to this contingent consideration has been recognised on the balance sheet as of 30 June 2012, and the maximum additional amount that could be payable as of that date is £19.4 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognised when virtually certain. As of 30 June 2012 we do not believe receipt of any such amounts to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognised in the consolidated financial statements in accordance with IFRS as issued by IASB and are more fully disclosed therein.

        As of 30 June 2012, we had not entered into any other off-balance sheet transactions.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations

        The following table summarises our contractual obligations as of 30 June 2012:

	Payments due by period(1)
	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	37,317	74,685	487,932	8,652	608,586
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,668	4,633	977	4,353	12,631
Purchase obligations(4)	77,558	18,183	5,249	1,732	102,722
Other long-term liabilities	—	—	—	—	—

Total	117,543	97,501	494,158	14,737	723,939

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2012, we had the following amounts outstanding of our 8 3/4% senior secured notes due 2017 and 8 3/8% senior secured notes due 2017: £178 million of the sterling tranche of senior secured notes and $393 million of the US dollar tranche of senior secured notes. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited, and loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited. As of 30 June 2012, we had no amount outstanding under our revolving credit facility, £6.8 million outstanding under the Alderley facility, and £4.4 million outstanding on the loan stock.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 27.1 to our audited consolidated financial statements as of and for the years ended 30 June 2012, 2011 and 2010 included elsewhere in this Annual Report.

(4)
Purchase obligations include current other payable obligations, including obligations payable in the year ended 30 June 2013 related to acquisition of players' registrations and capital commitments.

        Except as disclosed above and in note 27.3 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the years ended 30 June 2012, 2011 and 2010 included elsewhere in this Annual Report, as of 30 June 2012, we did not have any material contingent liabilities or guarantees.

Contingencies

        We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any losses arising from these legal proceedings is remote and accordingly no provision has been made in the consolidated balance sheet as of 30 June 2012 in accordance with IFRS.

        As of 30 June 2012, we had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

G.    SAFE HARBOR

        See the Section entitled "Forward Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers, directors and director designees and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	52	Executive Co-Chairman and Director
Joel Glazer	45	Executive Co-Chairman and Director
David Gill	55	Chief Executive Officer and Director
Edward Woodward	40	Executive Vice Chairman and Director
Richard Arnold	41	Commercial Director and Director
Michael Bolingbroke	47	Chief Operating Officer
Jamieson Reigle	35	Managing Director, Asia Pacific
Kevin Glazer	50	Director
Bryan Glazer	47	Director
Darcie Glazer Kassewitz	44	Director
Edward Glazer	42	Director Designee*
Robert Leitão	49	Independent Director
Manu Sawhney	45	Independent Director
John Hooks	56	Independent Director Designee*

*
Edward Glazer and John Hooks will become members of our Board of Directors effective 1 November 2012.

        The following is a brief biography of each of our executive officers, directors and director designees:

        Avram Glazer, aged 52, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 45, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and

International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        David Gill, aged 55, is Chief Executive Officer and a Director of the Company. He was appointed to our board of directors on 30 April 2012. He is currently the Chief Executive Officer of Manchester United Limited, a member of the board of Manchester United Football Club Limited, Chairman of MUTV Limited and Chairman of the board of trustees of the Manchester United Foundation. He joined Manchester United Limited as Finance Director in 1997 and was appointed Deputy Chief Executive in August 2000, Managing Director in July 2001 and Chief Executive Officer in September 2003. On 14 July 2006, Mr. Gill was elected to the board of the Football Association, the governing body of association football in England, and is a member of the FA Premier League Audit and Remuneration Committee. Additionally, Mr. Gill is a member of the board of the European Club Association, an organization representing football clubs in Europe. His seat, along with the rest of the board of the European Club Association, is up for re-election in 2013. Mr. Gill is a member of the UEFA professional Football Strategy Council, and vice chairman of UEFA's Club Competition Committee. Mr. Gill received a Bachelor of Commerce degree from the University of Birmingham in 1978 and in July 2011 he was awarded an Honorary Doctorate from the University. He received his Chartered Accountancy qualification in 1981.

        Edward Woodward, aged 40, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently the Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. He is also director of Manchester United Merchandising Limited and MUTV and is on the Marketing Committee of the European Clubs Association. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercialising the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 41, is the Commercial Director and a Director of the Company. He is responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and new media & mobile business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Michael Bolingbroke, aged 47, is the Chief Operating Officer of the Company. He is responsible for ticketing, hospitality, match and non-matchday operations, club secretarial functions, property management and corporate services including finance, human resources, legal and information technology. He is also a board member of MUTV and a trustee on the board of the Club's Pension Fund. Prior to joining the Company, Mr. Bolingbroke was previously the Senior Vice President, Shows at Cirque du Soleil, where he worked from March 2001 to April 2007 managing the strategy, profitability and operations of the Company's global business comprising fixed and touring shows. Prior to joining Cirque du Soleil, Mr. Bolingbroke was the Senior Vice President, Operations at the Jim Henson Company, where he worked from July 1992 to March 2001. Mr. Bolingbroke was also on the board of MUML (Manchester United Limited's joint venture partnership with Nike) from 9 October 2007 to 25 May 2010. Mr. Bolingbroke received his Bachelor of Arts degree from Reading University in 1987 and a Master of Business Administration from the London Business School in 2001. He has been a member of the Institute of Chartered Accountants since 1991.

        Jamieson Reigle, aged 35, is the Company's Managing Director, Asia Pacific. He is responsible for the management and growth of the Company's businesses in the Asia Pacific region. Mr. Reigle joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company's capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

        Kevin Glazer, aged 50, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 47, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 44, became a Director of the Company on 1 September 2012. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 42, will be appointed a Director of the Company as of 1 November 2012. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 49, is an Independent Director of the Company. He is currently Head of Rothschild's Global Financing Advisory business based in the UK. Mr. Leitão joined Rothschild in 1998 as a director and was appointed managing director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as a Trustee for The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 45, became an Independent Director of the Company on 1 September 2012. He is currently ESPN STAR Sports Asia's ("ESS") Managing Director. As Managing Director, Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing/Network Presentation. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India.

        John Hooks, aged 56, will be appointed an Independent Director of the Company as of 1 November 2012. He has been working in the luxury fashion industry for over 30 years. He has held positions in some of the sector's most influential companies. Having graduated from Oxford University in 1978, he entered the fashion industry through Gruppo Finanziario Tessile S.p.A. (GFT) in Turin, Italy, a company with which he remained for 14 years, holding a variety of positions, including that of Commercial Director for Valentino, President, CIDAT USA, in New York and finally as Commercial Director for GFT Asia. In this role, from 1988 to 1994, he was responsible for the establishment of GFT's regional subsidiary companies and the distribution network in Japan, South Korea, Hong Kong, as well as mainland China (one of the first foreign fashion companies to be present in the country) for brands including Giorgio Armani, Christian Dior, Claude Montana, Valentino, Emanuel Ungaro, Trussardi and Pierre Cardin. In 1995, he joined Jil Sander A.G. in Hamburg, Germany, initially as Commercial Director for Europe and Asia, before assuming global responsibility, when he was appointed Commercial and Retail Director in 1998. In 2000, Mr. Hooks was recruited by Giorgio Armani S.p.A. as Group Commercial and Marketing Director, based at the company's Milan headquarters. In this role, he was charged with the expansion of the company's global wholesale and retail network. He later assumed the role of deputy managing director and subsequently that of deputy chairman of the Armani group. In August 2011, he became the Group President of Ralph Lauren Europe and the Middle East.

Family Relationships

        Our Executive Co-Chairmen and Directors Avram Glazer and Joel Glazer, Directors Bryan Glazer, Kevin Glazer and Darcie Glazer Kassewitz, and Director Designee Edward Glazer are siblings.

Arrangements or Understandings

        None of our executive officers, directors or director designees have any arrangement or understanding with our principal shareholder, customers, suppliers or other persons pursuant to which such executive officer, director or director designee was selected as an executive officer, director or director designee.

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2012 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. Total amount of compensation paid and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2012 was £6.9 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2012 was £116,588.

Employment or Service Agreements

        We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. Members of our executive management are eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our Equity Plan (the "LTIP Awards"). The amount of the LTIP Awards will generally be subject to the discretion of our board of directors and our remuneration committee. It is anticipated that, in order to encourage retention, the LTIP Awards will be eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of LTIP Awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member's annual salary for so long as such member is employed by us.

        As of 30 June 2012 no share-based compensation awards had been granted or issued. On 15 August 2012 certain directors and members of our executive management were awarded newly issued shares, pursuant to our Equity Plan, as a reward for their efforts in connection with the IPO and to align their interests with our shareholders going forward. The total number of newly issued shares awarded was 139,895 Class A ordinary shares. These shares are subject to varying vesting schedules over a three year period.

        We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Share-Based Compensation Awards

        We currently have one share-based compensation award plan, namely the 2012 Equity Incentive Award Plan, established in 2012.

2012 Equity Incentive Award Plan (the 'Equity Plan')

        The principal purpose of the Equity Plan is to attract, retain and motivate selected employees, consultants and non-employee directors through the granting of share-based and cash-based compensation awards. The principal features of the Equity Plan are summarized below.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,860,105 remain available for issuance.

Administration

        The remuneration committee of our board of directors (or other committee as our board of directors may appoint) administers the Equity Plan unless our board of directors assumes authority for administration. Subject to the terms and conditions of the Equity Plan, the administrator has the authority to select the persons to whom awards are to be made, determines the types of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards, and makes all other determinations and can take all other actions necessary or advisable for the administration of the Equity Plan. The administrator is also authorised to adopt, amend or rescind rules relating to the administration of the Equity Plan. Our board of directors has the authority at all times to remove the remuneration committee (or other applicable committee) as the administrator and revest in itself the authority to administer the Equity Plan.

Eligibility

        The Equity Plan will provide that share options, share appreciation rights ("SARs"), restricted shares and all other awards may be granted to individuals who will then be our non-employee directors, officers, employees or consultants or the non-employee directors, officers, employees or consultants of certain of our subsidiaries.

Awards

        The Equity Plan provides that the administrator may grant or issue share options, SARs, restricted shares, restricted share units, deferred shares, deferred share units, dividend equivalents, share payments and other share-based awards, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

  •
  Share Options will provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.

  •
  Restricted Shares may be granted to any eligible individual selected by the administrator and will be made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, will be forfeited for no consideration or repurchased by us at the original purchase price (if applicable) if the conditions or restrictions on vesting are not met. The Equity Plan provides that restricted shares generally may not be sold or otherwise transferred until the applicable restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until the restrictions are removed or expire.

  •
  Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The Equity Plan provides that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, Class A ordinary shares underlying restricted share units will not be issued until the restricted share units have vested, and recipients of restricted share units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the Class A ordinary shares are issued.

  •
  Deferred Share Awards represent the right to receive Class A ordinary shares on a future date. The Equity Plan provides that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares will not be issued until the deferred share award has vested, and recipients of deferred shares generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying Class A ordinary shares of deferred shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Deferred Share Unit Awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit award will entitle the holder thereof to receive one share of our Class A ordinary shares on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The Equity Plan provides that, like deferred shares, deferred share units may not be sold or otherwise hypothecated or transferred until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that Class A ordinary shares in respect of underlying deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally will have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares underlying the award have been issued to the holder.

  •
  Share Appreciation Rights, or SARs, may be granted in the administrator's discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically will provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There will be no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realisable therefrom, although the Equity Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan will be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.

  •
  Dividend Equivalents represent the value of the dividends, if any, per Class A ordinary share paid by us, calculated with reference to the number of Class A ordinary shares covered by the award. The Equity Plan provides that dividend equivalents may be settled in cash or Class A ordinary shares and at such times as determined by the administrator.

  •
  Share Payments are payments made to employees, consultants or non-employee directors in the form of Class A ordinary shares or an option or other right to purchase Class A ordinary shares. Share payments may be made as part of a bonus, deferred compensation or other arrangement and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied. Share payments may be made in lieu of cash compensation that would otherwise be payable to the employee, consultant or non-employee director or share payments may be made as a bonus payment in addition to compensation otherwise payable to such individuals.

Change in control

        The Equity Plan provides that the administrator may, in its discretion, provide that awards issued under the Equity Plan will be subject to acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, the administrator has complete discretion to structure one or more awards under the Equity Plan to provide that such awards will become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. A change in control event under the Equity Plan is generally defined as a merger, consolidation, reorganisation or business combination in which we are involved, directly or indirectly (other than a merger, consolidation, reorganisation or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities) after which a person or group (other than our existing equity-holders) beneficially owns more than 50% of the outstanding voting securities of the surviving entity immediately after the transaction, or the sale, exchange or transfer of all or substantially all of our assets.

Adjustments of awards

        In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalisation, distribution of our assets to shareholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding Class A ordinary shares in our capital or the share price of our Class A ordinary shares that would require adjustments to the Equity Plan or any awards under the Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the Equity Plan provides that the administrator may make equitable adjustments, as determined in its discretion, to the aggregate number and type of shares subject to the Equity Plan, the number and kind of shares subject to outstanding awards and the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards), and the grant or exercise price per share of any outstanding awards under the Equity Plan.

Amendment and termination

        The Equity Plan provides that our board of directors or the remuneration committee (with the approval of the board of directors) may terminate, amend or modify the Equity Plan at any time and from time to time. However, the Equity Plan generally requires us to obtain shareholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange law), including in connection with any amendments to increase the number of shares available under the Equity Plan (other than in connection with certain corporate events, as described above).

Securities laws

        The Equity Plan is designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder. The Equity Plan is administered, and stock options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

C.    BOARD PRACTICES

Board of Directors

        Immediately following the reorganisation transactions and completion of the public offering of our shares on 10 August 2012, our board of directors comprised of eight directors, one of whom (Mr. Robert Leitão) is an independent director. In September 2012, the size of our board of directors was increased to 10 following the appointment of Darcie Glazer Kassewitz and Manu Sawhney as directors of the Company. Manu Sawhney is an independent director of the Company. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Each of our directors holds office until he resigns or is recused from office as discussed above.

Committees of the Board of Directors and Corporate Governance

        Our board of directors has established an audit committee and a remuneration committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit committee

        Immediately following the reorganisation transactions and completion of the public offering our audit committee consisted of Mr. Robert Leitão. Our board of directors has determined that Mr. Robert Leitão satisfies the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the Exchange Act. Following his appointment to the board of directors in September 2012, Mr. Manu Sawhney was also appointed a member of our audit committee. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. A copy of our audit committee charter is available on our website at www.manutd.com. The audit committee is responsible for, among other things:

  •
  selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

  •
  reviewing with our independent registered public accounting firm any audit issues or difficulties and management's response;

  •
  discussing the annual audited financial statements with management and our independent registered public accounting firm;

  •
  reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;

  •
  annually reviewing and reassessing the adequacy of our audit committee charter;

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management, and independent registered public accounting firm.

Remuneration committee

        Immediately following the reorganisation transactions and completion of the public offering our remuneration committee consisted of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer is the chairman of our remuneration committee. A copy of our remuneration committee charter is available on our website at www.manutd.com. The remuneration committee is responsible for, among other things:

  •
  determining the levels of remuneration for each of our executive officers and directors; however, no member of the remuneration committee will participate in decisions relating to his or her remuneration;

  •
  establishing and reviewing the objectives of our management compensation programmes and compensation policies;

  •
  reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;

  •
  evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management; and

  •
  reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan.

        We have availed ourselves of certain exemptions afforded to foreign private issuers under New York Stock Exchange rules, which exempt us from the requirement that we have a remuneration committee composed entirely of independent directors.

D.    EMPLOYEES

        The average monthly number of employees during the years ended 30 June 2012, 2011 and 2010, including directors, was as follows:

	2012 Number	2011 Number	2010 Number
Average number of employees:
Football—players	79	71	68
Football—technical and coaching	80	70	68
Commercial	76	53	40
Media	73	65	57
Administration and other	388	369	359

Average monthly number of employees	696	628	592

        We are not signatory to any labor union collective bargaining agreement. We also engaged approximately 2,376 temporary employees in 2012 (2011: 2,191; 2010: 1,869) on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 10 October 2012:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)	—		—		—	—	—
Joel Glazer(2)	—		—		—	—	—
David Gill	(*	)	(*	)	—	—	(*	)
Edward Woodward	(*	)	(*	)	—	—	(*	)
Richard Arnold	(*	)	(*	)	—	—	(*	)
Michael Bolingbroke	(*	)	(*	)	—	—	(*	)
Jamieson Reigle	(*	)	(*	)	—	—	(*	)
Kevin Glazer(2)	—		—		—	—	—
Bryan Glazer(2)	—		—		—	—	—
Darcie Glazer Kassewitz(2)	—		—		—	—	—
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
Red Football LLC is a wholly-owned subsidiary of Red Football Limited Partnership. The general partner of Red Football Limited Partnership is Red Football General Partner Inc. Trusts controlled by six lineal descendants of Mr. Malcolm Glazer each own an equal number of shares of Red Football General Partner Inc., as well as an equal percentage of the limited partnership interests in Red Football Limited Partnership. These lineal descendants of Mr. Glazer are also directors of Red Football General Partner Inc. The six lineal descendants of Mr. Glazer are Avram Glazer, Joel Glazer, Bryan Glazer, Edward Glazer, Darcie Glazer Kassewitz and Kevin Glazer. Joel Glazer is the president of Red Football General Partner Inc. The lineal descendants of Mr. Malcolm Glazer may be deemed to share beneficial ownership of the shares held by Red Football Limited Partnership as a result of their status as shareholders of Red Football General Partner Inc., President of Red Football General Partner Inc. (with respect to Joel Glazer) and holders of limited partnership interests in Red Football Limited Partnership. Information on Red Football LLC's shareholding in the Company can be found in "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders".

(*)
These directors and members of our executive management individually own less than 1% of our Class A ordinary shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 10 October 2012, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Red Football LLC(2)	23,019,033	57.80%	124,000,000	100.00%	98.70%
Soros Fund Management LLC	3,114,588	7.82%	—	—	0.24%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
See "Controlling Shareholder" below for further information on Red Football LLC.

        Since the formation of the Company on 30 April 2012, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

  •
  prior to the reorganisation transactions and public offering, Red Football LLC held 100% of our Class A ordinary shares and 100% of our Class B ordinary shares; and

  •
  on 20 August 2012, Soros Fund Management LLC made a public filing that it held 3,114,588 of our Class A ordinary shares, representing 0.24% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 9 October 2012, we had 23,022,549 Class A ordinary shares held by 421 U.S. resident shareholders of record, representing approximately 1.80% of total voting power and

124,000,000 Class B ordinary shares held by one U.S. resident shareholder of record, representing approximately 96.90% of total voting power.

Controlling Shareholder

        Our controlling shareholder is Red Football LLC, a Delaware limited liability company. Red Football LLC is a wholly-owned subsidiary of Red Football Limited Partnership. The general partner of Red Football Limited Partnership is Red Football General Partner Inc. Trusts controlled by six lineal descendants of Mr. Malcolm Glazer each own an equal number of shares of Red Football General Partner Inc., as well as an equal percentage of the limited partnership interests in Red Football Limited Partnership. These lineal descendants of Mr. Glazer are also directors of Red Football General Partner Inc. The six lineal descendants of Mr. Glazer are Avram Glazer, Joel Glazer, Bryan Glazer, Edward Glazer, Darcie Glazer Kassewitz and Kevin Glazer. Joel Glazer is the president of Red Football General Partner Inc. The lineal descendants of Mr. Malcolm Glazer may be deemed to share beneficial ownership of the shares held by Red Football Limited Partnership as a result of their status as shareholders of Red Football General Partner Inc., President of Red Football General Partner Inc. (with respect to Joel Glazer) and holders of limited partnership interests in Red Football Limited Partnership.

        As of 10 October 2012, Red Football LLC owned 23,019,033 of our Class A ordinary shares and 124,000,000 of our Class B ordinary shares, representing in total 98.70% of total voting power.

Shareholders' Arrangements

        As of 10 October 2012, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

B.    RELATED PARTY TRANSACTIONS

Loans to Controlling Shareholder

        Our subsidiary, Manchester United Limited, granted loans to affiliates of our controlling shareholder in 2008. The agreement governing these loans was subsequently amended on 5 November 2009 and again on 22 November 2010. The loans were in an aggregate amount of £10.0 million and were fully drawn (£1.7 million to each of the six lineal descendants of Mr. Malcolm Glazer: Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). Messrs. Avram and Joel Glazer each serve as Executive Co-Chairman of the Company and as a director on our board of directors. Messrs. Bryan and Kevin Glazer each serve as a director on our board of directors. Ms. Darcie Glazer Kassewitz became a director on our board of directors in September 2012. Mr. Edward Glazer will become a director on our board of directors on 1 November 2012. The interest rate on the loans was 5.5%. Interest was paid in cash pursuant to the terms of the loans in the year ended 30 June 2012 amounting to £457,491. We believe the terms of the loans were at least as favourable to us as compared to terms that we would have received in connection with a loan to an independent third party. The loans were borrowed for general personal purposes. In connection with the £10.0 million dividend distributed to our principal shareholder on 25 April 2012, the loans were repaid in full on 25 April 2012.

Senior Secured Notes Held by Kevin Glazer

        Mr. Kevin Glazer, who is a director on our board of directors, and certain members of his immediate family acquired a portion of our outstanding senior secured notes in an aggregate principal amount of $10,600,000 in open market transactions in October 2010 and January 2011 (the "Relevant Notes"). The Relevant Notes pay interest at a rate of 8 3/8% and are subject to the other terms and conditions as described therein. The terms of the Relevant Notes are on an arm's length basis. They were acquired for general investment purposes.

Consulting Fees

        We incurred a management fee of £3.0 million in fiscal year 2012, payable to our principal shareholder, Red Football LLC. The management fees were for the provision of consulting services to us, including strategic, sponsorship, commercial partnership, marketing, finance and related advice, and such other services consistent with those we reasonably required.

        The consulting arrangement with Red Football LLC was terminated prior to the public offering in August 2012.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2010 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        We do not currently intend to pay cash dividends on our Class A ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our Class A ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our controlling shareholder will be able to influence our dividend policy.

        The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving credit facility and the indenture governing our senior secured notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares for the foreseeable future.

        Any dividends we declare on our ordinary shares will be in respect of both our Class A ordinary shares and Class B ordinary shares, and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of the dividends that are received by a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa. On 25 April 2012, we made a distribution of £10.0 million to our controlling shareholder.

B.    SIGNIFICANT CHANGES

Reorganisation transactions and initial public offering ("IPO")

        As a result of the reorganisation transactions, Red Football Shareholder Limited became a wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc.

        Immediately following the reorganisation on 9 August 2012, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totaling 155,352,366 ordinary shares with a total subscribed capital of £50,000. On 10 August 2012, the Company listed a further 8,333,334 Class B ordinary shares on the NYSE at an issue price of $14 per share. Net of underwriting costs and discounts, proceeds of US$110,250,000 were received.

        Management expect that the reorganisation will result in the Company being treated as a US domestic corporation for tax purposes. As a result, the Company will be subject to US federal income tax (currently at a statutory rate of 35%) on worldwide income. Prior to the reorganisation, the Company had applied the UK statutory rate of 25.5% (2011 27.5%; 2010: 28%) to taxable income. Furthermore, the Company will be subject to both US and UK tax rules in the future whereas, prior to the reorganisation, the Company had been previously subject to only UK tax rules. The resulting impact of the tax rate and rules changes on the tax position of the Company are still being assessed but will impact the effective tax rate applied to profits and tax related assets and liabilities prospectively from the date of the reorganisation.

Playing registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2012, for total proceeds, net of associated costs, of £6,478,000. The associated net book value was £1,898,000. These registrations have not been reclassified as held for sale as the associated net book value is not considered to be material.

        Subsequent to 30 June 2012, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £32,735,000.

Senior secured note purchases

        On 14 September 2012, the Company repurchased the sterling equivalent of £62,618,000 of senior secured notes comprising US$101,730,000 of US dollar denominated senior secured notes. The consideration paid amounted to £67,863,000. The repurchased senior secured notes have been retired.

Commercial revenue—shirt sponsor

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We will also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement is approximately $559 million.

ITEM 9.    THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on the New York Stock Exchange ("NYSE")

        Our shares were approved for listing on the NYSE on 10 August 2012. Prior to this listing, no public market existed for our ordinary shares. The table below shows the quoted high and low closing sales prices in USD on the NYSE for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Quarterly
2013
First Quarter (through 10 October)	14.20	12.18
Monthly
2013
October (through 10 October)	13.36	12.55
September	13.38	12.18
August	14.20	13.06

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the NYSE under the symbol "MANU". We listed 16,666,667 Class A ordinary shares on 10 August 2012. For more information on our shares see "Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information".

ITEM 10.    ADDITIONAL INFORMATION

A.    SHARE CAPITAL

        Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

        A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item has been reported previously in our Registration Statement on Form F-1 (File No. 333-182535), filed with the SEC on 3 July 2012, as amended, under the heading "Description of Share Capital," and is incorporated by reference into this Annual Report.

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

  •
  2012 Equity Incentive Award Plan.  On 7 August 2012, we adopted our 2012 Equity Incentive Award Plan. See "Item 6. Directors, Senior Management and Employees—B. Compensation" for a description of the material terms of the Plan. A copy of the 2012 Equity Incentive Award Plan is included as Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-182535), filed with the SEC on 3 July 2012, as amended.

  •
  Premier League Handbook, Season 2012/13.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2012/13. A copy of the Handbook is included as Exhibit 4.2 to this Annual Report.

D.    EXCHANGE CONTROLS

        There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.    TAXATION

        The following is a summary of material US federal income tax consequences relevant to US Holders and Non-US Holders (each as defined below) acquiring, holding and disposing of the Company's Class A ordinary shares. This summary is based on the Internal Revenue Code, final, temporary and proposed US Treasury regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service (the "IRS") or will be sustained by a court if challenged.

        This summary does not discuss all aspects of US federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules, including without limitation the following, all of whom may be subject to tax rules that differ significantly from those summarised below:

  •
  financial institutions;

  •
  insurance companies;

  •
  dealers in stocks, securities, or currencies or notional principal contracts;

  •
  regulated investment companies;

  •
  real estate investment trusts;

  •
  tax-exempt organizations;

  •
  partnerships and other pass-through entities, or persons that hold Class A ordinary shares through pass-through entities;

  •
  investors that hold Class A ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for US federal income tax purposes;

  •
  US holders that have a functional currency other than the US dollar; and

  •
  US expatriates and former long-term residents of the United States.

        This summary does not address non-income tax consequences, such as estate, gift or alternative minimum tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that acquire our Class A ordinary shares, and it assumes that investors will hold their Class A ordinary shares as capital assets (generally, property held for investment).

        For purposes of this summary, a "US Holder" is a beneficial owner of the Company's Class A ordinary shares that is, for US federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States,

  •
  a corporation created in, or organized under the laws of, the United States, any state thereof or the District of Columbia,

  •
  an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or

  •
  a trust that (i) is subject to the primary supervision of a US court and the control of one or more US persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a US person.

        A "Non-US Holder" is a beneficial owner of the Company's Class A ordinary shares that is not a US Holder.

        If an entity treated as a partnership for US federal income tax purposes holds the Company's Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships considering an investment in the Class A ordinary shares are encouraged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Class A ordinary shares.

Treatment of the Company as a Domestic Corporation for US Federal Income Tax Purposes

        Even though the Company is organized as a Cayman Islands corporation, it should be treated as a domestic corporation for US federal income tax purposes pursuant to Section 7874 of the Code. Although the relevant Treasury Regulations promulgated under Section 7874 of the Code were only recently issued and have not been interpreted by the courts, this position is based on the fact that (i) the Company has indirectly acquired substantially all of the properties constituting a trade or business of an entity treated as a domestic partnership prior to the public offering, (ii) it has no employees based in the Cayman Islands and owns no assets in the Cayman Islands and (iii) at least 80% of the stock of the Company is owned by partners of the domestic partnership (by reason of their ownership of such partnership), disregarding for these purposes stock of the Company which is sold in the public offering (including pursuant to the over-allotment option, if any). As such, the Company should generally be subject to US federal income tax as if it were organized under the laws of the United States or a state thereof. The Company's status as a domestic corporation for US federal income tax purposes also has implications for all shareholders; distributions made by a foreign corporation that is not treated as a domestic corporation pursuant to Section 7874 of the Code are generally not treated as US-source dividends and not subject to US dividend withholding tax.

US Holders

Distributions

        Distributions made by the Company in respect of its Class A ordinary shares will be treated as US-source dividends includible in the gross income of a US Holder as ordinary income to the extent of the Company's current and accumulated earnings and profits, as determined under US federal income tax principles. To the extent the amount of a distribution exceeds the Company's current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a US Holder's adjusted tax basis in the Class A ordinary shares and thereafter as gain from the sale of such shares. Subject to applicable limitations and requirements, dividends received on the Class A ordinary shares generally should be eligible for the "dividends received deduction" available to corporate shareholders. For taxable years beginning before 1 January 2013, a dividend paid by the Company to a non-corporate US Holder generally will be eligible for preferential rates if certain holding period requirements are met.

        The US dollar value of any distribution made by the Company in foreign currency will be calculated by reference to the exchange rate in effect on the date of the US Holder's actual or constructive receipt of such distribution, regardless of whether the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on such date of receipt, the US Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date of receipt, such US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other taxable disposition of the foreign currency generally will be US-source ordinary income or loss to such US Holder.

Sale or other disposition

        A US Holder will recognise gain or loss for US federal income tax purposes upon a sale or other taxable disposition of its Class A ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the US Holder's adjusted tax basis in the Class A ordinary shares. A US Holder's adjusted tax basis in the Class A ordinary shares generally will be the US Holder's cost for the shares. Any such gain or loss generally will be US-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such US Holder held the Class A ordinary shares for more than one year. Long-term capital gains derived by non-corporate US Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.

Information reporting and backup withholding

        Payments of dividends on or proceeds arising from the sale or other taxable disposition of Class A ordinary shares generally will be subject to information reporting and backup withholding if a US Holder (i) fails to furnish such US Holder's correct US taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect US taxpayer identification number, (iii) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a US Holder's US federal income tax liability or will be refunded, if the US Holder furnishes the required information to the IRS in a timely manner.

Non-US Holders

Distributions

        Subject to the discussion under "—Foreign Account Tax Compliance Act" below, distributions treated as dividends (see "—US Holders—Distributions" above) by the Company to Non-US Holders will be subject to US federal withholding tax at a 30% rate, except as may be provided by an applicable income tax treaty. To obtain a reduced rate of US federal withholding under an applicable income tax treaty, a Non-US Holder will be required to certify its entitlement to benefits under the treaty, generally on a properly completed IRS Form W-8BEN.

        However, dividends that are effectively connected with a Non-US Holder's conduct of a trade or business within the United States and, where required by an income tax treaty, are attributable to a permanent establishment or fixed base of the Non-US Holder, are not subject to the withholding tax described in the previous paragraph, but instead are subject to US federal net income tax at graduated rates, provided the Non-US Holder complies with applicable certification and disclosure requirements, generally by providing a properly completed IRS Form W-8ECI. Non-US Holders that are corporations may also be subject to an additional branch profits tax at a 30% rate, except as may be provided by an applicable income tax treaty.

Sale or other disposition

        Subject to the discussion under "—Foreign Account Tax Compliance Act" below, a Non-US Holder will not be subject to US federal income tax in respect of any gain on a sale or other disposition of the Class A ordinary shares unless:

  •
  the gain is effectively connected with the Non-US Holder's conduct of a trade or business within the United States and, where required by an income tax treaty, is attributable to a permanent establishment or fixed base of the Non-US Holder;

  •
  the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met; or

  •
  the Company is or has been a "US real property holding corporation" during the shorter of the five-year period preceding the disposition and the Non-US Holder's holding period for the Class A ordinary shares.

        Non-US Holders described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates and, if they are foreign corporations, may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-US Holders described in the second bullet point above will be subject to a flat 30% tax on any gain derived on the sale or other taxable disposition, which gain may be offset by certain US-source capital losses. The Company is not, and does not anticipate becoming, a "US real property holding corporation" for US federal income tax purposes.

Information reporting and backup withholding

        Generally, the Company must report annually to the IRS and to Non-US Holders the amount of distributions made to Non-US Holders and the amount of any tax withheld with respect to those payments. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a Non-US Holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

        A Non-US Holder will generally not be subject to backup withholding with respect to payments of dividends, provided the Company receives a properly completed statement to the effect that the Non-US Holder is not a US person and the Company does not have actual knowledge or reason to know that the holder is a US person. The requirements for the statement will be met if the Non-US Holder provides its name and address and certifies, under penalties of perjury, that it is not a US person (which certification may generally be made on IRS Form W-8BEN) or if a financial institution holding the Class A ordinary shares on behalf of the Non-US Holder certifies, under penalties of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement.

        Except as described below under "—Foreign Account Tax Compliance Act", the payment of proceeds from a disposition of Class A ordinary shares to or through a non-US office of a non-US broker will not be subject to information reporting or backup withholding unless the non-US broker has certain types of relationships with the United States. In the case of a payment of proceeds from the disposition of Class A ordinary shares to or through a non-US office of a broker that is either a US person or such a US-related person, US Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the Non-US Holder is not a US person and the broker has no knowledge to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a Non-US Holder's US federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA") was enacted on 18 March 2010. Pursuant to FATCA, withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders.

        Although this legislation currently applies to applicable payments made after 31 December 2012, the IRS has recently issued proposed Treasury regulations providing that the withholding provisions described above will generally apply to payments of dividends on our Class A ordinary shares made on or after 1 January 2014 and to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after January 1, 2015. Prospective investors are encouraged to consult their tax advisors regarding this legislation.

Material Cayman Islands Tax Considerations

        There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of such undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        You may read and copy any reports or other information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.manutd.com. The information contained on our website is not incorporated by reference in this document.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 29 to our audited consolidated financial statements as of 30 June 2012 and 2011 and for the three years ended 30 June 2012 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Currency risk

        We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant currency risk we face relates to the revenue received in Euros as a result of participation in the Champions League. We seek to hedge economically the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

        We also receive a significant amount of sponsorship revenue denominated in US dollars. As a result of the US dollar element of certain of our senior secured notes, interest is paid on these senior secured notes in US dollars, therefore we will typically only consider hedging such exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

        At 30 June 2012, we had a total of $393 million of US dollar denominated senior secured notes, the principal of which is not economically hedged, and is therefore retranslated at the closing rate for each reporting date.

        Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers we may not always be able to predict such cash flow until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to hedge economically future payments and receipts at the point it becomes reasonably certain that the payments will be made or the revenue will be received.

        Other than as disclosed herein, we have no additional hedging policies.

        During the year ended 30 June 2012, we incurred a £5.2 million net unrealised foreign exchange loss on our US dollar denominated senior secured notes. Based on foreign exchange rates existing as of 30 June 2012, a 10% appreciation of the UK pound sterling compared to the US dollar would have resulted in approximately £17.6 million of net unrealised foreign exchange gains during the year ended 30 June 2012. Conversely, a 10% depreciation of the UK pound sterling compared to the US dollar would have resulted in approximately £33.0 million of net unrealised foreign exchange losses during the year ended 30 June 2012.

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings under our revolving credit facility and any long term bank borrowings. These borrowing bear interest at variable rates. We had no amounts outstanding under our revolving credit facility on 30 June 2012. As of 30 June 2012, £6.8 million remained outstanding under our Alderley credit facility. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would increase our annual interest expense by approximately £68,000.

        We have entered into swap agreements with terms remaining of between three months to six years. As of 30 June 2012, the fair value of these interest rate swaps was a liability of £1.7 million, compared with a liability of £1.4 million at 30 June 2011.

Derivative Financial Instruments

Foreign currency forward contracts

        We enter into foreign currency forward contracts to purchase and sell foreign currency in order to minimize the impact of currency movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in European competitions and Commercial revenue received in US dollars for certain sponsorship contracts.

Interest rate swaps

        Prior to refinancing our previous secured senior facilities with our senior secured notes, we entered into interest rate swap agreements to fix the interest rate on a large proportion of those variable rate senior facilities. Under the interest rate swap arrangement, we agreed to make interest payments at a fixed rate of 5.0775% as required under the terms of the facility agreement in return for receiving a floating rate pegged to LIBOR, on a notional amount of £450 million of senior facilities agreements. At 29 January 2010, largely as a result of falling interest rates, our mark-to-market loss on these interest rate swap agreements amounted to £40.7 million. The terms of the swap agreements allowed the counterparties involved to terminate the swaps upon refinancing of the senior facilities, thus crystalizing the mark-to-market liability. Upon termination of these swaps, an initial aggregate payment of £12.7 million was made to such counterparties, with the remaining liability being repaid semi-annually through 31 December 2015. As of 30 June 2012, the outstanding swap liability on our balance sheet was £18.3 million.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.    DEBT SECURITIES

        Not applicable.

B.    WARRANTS AND RIGHTS

        Not applicable.

C.    OTHER SECURITIES

        Not applicable.

D.    AMERICAN DEPOSITARY SHARES

        Not applicable.

 PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to Rights of Security Holders

        On 8 August 2012, in connection with our IPO, we amended and restated our memorandum and articles of association. A copy of our amended and restated memorandum and articles of association is being filed as Exhibit 1.1 to this Annual Report. See "Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information."

Use of Proceeds

        On 10 August 2012, we completed an IPO of our Class A ordinary shares, par value $0.0005 per share, pursuant to a Registration Statement on Form F-1, as amended (File No. 333-182535), which became effective on 9 August 2012. We sold 8,333,334 Class A ordinary shares and the selling shareholder named in Form F-1 sold 8,333,333 Class A ordinary shares. Jefferies & Company, Inc., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as representatives of the several underwriters. The ordinary shares were sold at a price of $14.00 per share, less underwriting discounts and commissions of $0.77 per share for aggregate gross proceeds before expenses for the Company of $110,250,009 and for the selling shareholder of $110,249,996. We paid, out of Company proceeds, all of our and the selling shareholder's fees, costs and expenses in connection with the IPO (excluding, in the case of the selling shareholder, underwriting discounts and commissions and similar brokers' fees and transfer taxes), which expenses totaled approximately $13.2 million.

        On 14 September 2012, we used all of our net proceeds from the IPO to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£62.6 million) in aggregate principal amount of our 8 3/8% US dollar senior secured notes due 2017 at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption. In addition, our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2012, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

        This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

        During the period covered by this report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        Our board of directors has determined that Mr. Robert Leitão satisfies the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Robert Leitão is an "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act.

ITEM 16B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Business Conduct and Ethics is intended to meet the definition of "code of ethics" under Item 16B of Form 20-F under the Exchange Act.

        Our Code of Business Conduct and Ethics is filed as Exhibit 11.1 to this Annual Report and a copy is available on our website at www.manutd.com. Any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2012 and 2011. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2012 and 2011, and breaks down these amounts by category of service:

	2012 £'000	2011 £'000
Audit Fees	542	174
Audit-Related Fees	1,325	435
Tax Fees	477	328
All Other Fees	4	4

Total	2,348	941

Audit Fees

        Audit fees in 2012 and 2011 were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees are in 2012 and 2011 were related to professional services rendered in connection with our IPO.

Tax Fees

        Tax fees in 2012 and 2011 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in 2012 and 2011 relate to services in connection with corporate compliance matters.

Pre-Approval Policies and Procedures

        The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.

        All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee's pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

ITEM 16G.    CORPORATE GOVERNANCE

        Our Class A ordinary shares are listed on the NYSE. We believe the following to be the significant differences between our corporate governance practices and those applicable to US companies under the NYSE listing standards.

        In general, under the New York Stock Exchange corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the NYSE. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the NYSE. Specifically, we do not have a board of directors composed of a majority of independent directors or a remuneration committee or nominating and corporate governance committee composed entirely of independent directors.

        In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the NYSE corporate governance rules. A "controlled company" under the

NYSE corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder controls a majority of the combined voting power of our outstanding ordinary shares, and our principal shareholder will be able to nominate a majority of directors for election to our board of directors. Accordingly, we would be eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the NYSE corporate governance rules including exemptions from the requirements that a majority of the directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

        The foreign private issuer exemption and the "controlled company" exemption do not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and the NYSE rules, which require that our audit committee be composed of three independent directors. However, under the NYSE rules, we are permitted to phase in our independent audit committee by requiring one independent member at the time of listing, a majority of independent members within 90 days of listing and a fully independent committee within one year of listing.

        If at any time we cease to be a "controlled company" or a "foreign private issuer" under the rules of the NYSE and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the NYSE corporate governance rules.

        Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the NYSE corporate governance standards.

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

 PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc, dated as of 8 August 2012.
4.1	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.2	Premier League Handbook, Season 2012/13.
4.3	Premier League Handbook, Season 2011/12 (included as Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-182535), filed with the SEC on 3 July 2012, as amended.
8.1	List of significant subsidiaries (included in note 31 to our audited consolidated financial statements included in this Form 20-F).
11.1	Code of Business Conduct and Ethics, dated 7 August 2012.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

19 October 2012

Consolidated income statement

	Note	2012 £'000	2011 £'000	2010 £'000
Revenue	4	320,320	331,441	286,416

Operating expenses	5	(285,139)	(272,653)	(235,491)
Profit on disposal of players' registrations		9,691	4,466	13,385

Operating profit		44,872	63,254	64,310

Finance costs		(50,315)	(52,960)	(110,298)
Finance income		779	1,710	1,715

Net finance costs	7	(49,536)	(51,250)	(108,583)

(Loss)/profit on ordinary activities before tax		(4,664)	12,004	(44,273)
Tax credit/(expense)	9	27,977	986	(3,211)

Profit/(loss) for the year from continuing operations		23,313	12,990	(47,484)

Attributable to:
Owners of the Company		22,986	12,649	(47,757)
Non-controlling interest		327	341	273

		23,313	12,990	(47,484)

Earnings/(loss) per share attributable to the equity holders of the Company during the year
Basic and diluted earnings/(loss) per share (Pounds Sterling)	24.2	0.15	0.08 (1)	(0.31	)(1)

(1)
As adjusted retroactively for all periods presented to reflect the reorganisation transactions described in note 1.

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

	Note	2012 £'000	2011 £'000	2010 £'000
Profit/(loss) for the financial year		23,313	12,990	(47,484)

Other comprehensive income/(loss):
Fair value movements on cash flow hedges, net of tax	9	1,132	(466)	—
Exchange gain/(loss) on translation of overseas subsidiary	9	229	(265)	5

Other comprehensive income/(loss) for the year, net of tax		1,361	(731)	5

Total comprehensive income/(loss) for the year		24,674	12,259	(47,479)

Attributable to:
Owners of the Company		24,347	11,918	(47,752)
Non-controlling interest		327	341	273

Total comprehensive income/(loss) for the year		24,674	12,259	(47,479)

        Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 9.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

	Note	2012 £'000	2011 £'000
ASSETS
Non-current assets
Property, plant and equipment	11	247,866	240,540
Investment property	12	14,197	6,938
Goodwill	13	421,453	421,453
Players' registrations	14	112,399	129,709
Trade and other receivables	17	3,000	10,000
Non-current tax receivable	18	—	2,500

		798,915	811,140

Current assets
Derivative financial instruments	16	967	—
Trade and other receivables	17	74,163	55,403
Current tax receivable	18	2,500	—
Cash and cash equivalents	19	70,603	150,645

		148,233	206,048

Total assets		947,148	1,017,188

EQUITY AND LIABILITIES
Equity
Share capital	24	—	—
Share premium		249,105	249,105
Hedging reserve		666	(466)
Retained deficit		(12,671)	(25,886)

Equity attributable to owners of the Company		237,100	222,753
Non-controlling interest		(2,003)	(2,330)

		235,097	220,423

Non-current liabilities
Derivative financial instruments	16	1,685	—
Trade and other payables	20	22,305	28,416
Borrowings	21	421,247	442,330
Deferred revenue		9,375	18,349
Provisions	22	1,378	1,940
Deferred tax liabilities	23	26,678	54,406

		482,668	545,441

Current liabilities
Derivative financial instruments	16	—	2,034
Current tax liabilities		1,128	4,338
Trade and other payables	20	83,664	117,800
Borrowings	21	15,628	16,573
Deferred revenue		128,535	110,043
Provisions	22	428	536

		229,383	251,324

Total equity and liabilities		947,148	1,017,188

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Hedging reserve £'000	Retained deficit £'000	Total attributable to owners of the Company £'000	Non- controlling interest £'000	Total equity/ (deficit) £'000
Balance at 1 July 2009	—	272,575	—	(263,093)	9,482	(2,944)	6,538

(Loss)/profit for the year	—	—	—	(47,757)	(47,757)	273	(47,484)
Currency translation differences	—	—	—	5	5	—	5

Total comprehensive (loss)/income for the year	—	—	—	(47,752)	(47,752)	273	(47,479)
Capital reduction	—	(272,575)	—	272,575	—	—	—

Balance at 30 June 2010	—	—	—	(38,270)	(38,270)	(2,671)	(40,941)

Profit for the year	—	—	—	12,649	12,649	341	12,990
Cash flow hedges, net of tax	—	—	(466)	—	(466)	—	(466)
Currency translation differences	—	—	—	(265)	(265)	—	(265)

Total comprehensive (loss)/income for the year	—	—	(466)	12,384	11,918	341	12,259
Proceeds from shares issued	—	249,105	—	—	249,105	—	249,105

Balance at 30 June 2011	—	249,105	(466)	(25,886)	222,753	(2,330)	220,423

Profit for the year	—	—	—	22,986	22,986	327	23,313
Cash flow hedges, net of tax	—	—	1,132	—	1,132	—	1,132
Currency translation differences	—	—	—	229	229	—	229

Total comprehensive income for the year	—	—	1,132	23,215	24,347	327	24,674
Dividends (see note 10)	—	—	—	(10,000)	(10,000)	—	(10,000)

Balance at 30 June 2012	—	249,105	666	(12,671)	237,100	(2,003)	235,097

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

	Note	2012 £'000	2011 £'000	2010 £'000
Cash flows from operating activities
Cash generated from operations	25	80,302	125,140	103,537
Interest paid		(47,068)	(167,499)	(35,645)
Debt finance costs relating to borrowings		—	(118)	(13,846)
Interest received		1,010	1,774	1,681
Income tax paid		(3,333)	(70)	(2,618)

Net cash generated from/(used in) operating activities		30,911	(40,773)	53,109

Cash flows from investing activities
Purchases of property, plant and equipment		(15,323)	(7,263)	(4,753)
Purchases of investment property		(7,364)	—	—
Proceeds from sale of property, plant and equipment		—	107	51
Purchases of players' registrations		(58,971)	(25,369)	(44,274)
Proceeds from sale of players' registrations		9,409	13,956	13,857

Net cash used in investing activities		(72,249)	(18,569)	(35,119)

Cash flows from financing activities
Proceeds from issue of shares		—	249,105	—
Proceeds from borrowings		—	—	502,571
Repayment of secured payment in kind loan		—	(138,000)	—
Repayment of secured senior facilities		—	—	(506,962)
Repayment of other borrowings		(28,774)	(64,499)	(296)
Dividends paid		(10,000)	—	—

Net cash (used in)/generated from financing activities		(38,774)	46,606	(4,687)

Net (decrease)/increase in cash and cash equivalents		(80,112)	(12,736)	13,303
Cash and cash equivalents at beginning of year		150,645	163,833	150,530
Exchange gains/(losses) on cash and cash equivalents		70	(452)	—

Cash and cash equivalents at end of year	19	70,603	150,645	163,833

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

1 General information

        Manchester United plc ('the Company') and its subsidiaries (together 'the Group') is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares in the United States in August 2012 and concurrent listing of such shares on the New York Stock Exchange ("NYSE") in August 2012 as described more fully below.

1.1   The reorganisation transactions

        The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

        On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became a wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc.

        The new parent, Manchester United plc had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the initial public offering ("IPO"). As a result historic earnings per share calculations reflect the capital structure of the new parent with the required disclosures in note 24. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012) and hence, apart from the impact on earnings per share, which for the years ended 30 June 2011 and 2010 have been restated retrospectively in accordance with International Financial Reporting Standards, the impact of the transactions is disclosed in these financial statements as a non-adjusting post balance sheet event, with the accounting impacts to be reflected in financial statements for periods subsequent to 30 June 2012. As a result, the share capital disclosed in the balance sheet as of 30 June 2012 is that of the former parent, Red Football Shareholder Limited. Any impacts arising from the reorganisation transactions, including changes to share capital and the impact on taxation of assets and liabilities of the new parent as a consequence of becoming a US tax resident, will be accounted for at the date of reorganisation (9 August 2012). Further details of post balance sheet events, including the reorganisation transactions, and their potential impact are given in note 32.

1.2   Other general information

        These financial statements are presented in Pounds Sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

        These financial statements were approved by the Audit Committee of the Board of Directors and recommended for inclusion in the Annual Report on Form 20-F on 19 October 2012.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1   Basis of preparation

        The consolidated financial statements of Manchester United plc have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) . The consolidated financial statements have been prepared under the historical cost convention, as modified by certain financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through the income statement, unless cash flow hedge accounting applies.

2.1.1  Changes in accounting policy and disclosure

a)    New and amended standards and interpretations mandatory for the first time for financial year beginning 1 July 2011 and adopted by the Group.

        The Group has adopted the following new and amended IFRS standards and interpretations:

  •
  IAS 24 (revised) 'Related party disclosures'. This revised standard simplifies the definition of a related party.

  •
  Annual improvements to IFRSs 2010. This set of amendments includes changes to six standards and one IFRIC:

  •
  IFRS 1, 'First time adoption'

  •
  IFRS 3, 'Business combinations'

  •
  IFRS 7, 'Financial instruments; Disclosure'

  •
  IAS 1, 'Presentation of financial statements'

  •
  IAS 27, 'Separate financial statements'

  •
  IAS 34, 'Interim financial reporting'

  •
  IFRIC 13, 'Customer loyalty programmes'

  •
  Amendment to IFRIC 14, 'Prepayments of a minimum funding requirement'. This amendment will have a limited impact, as it applies only to entities that are required to make minimum funding contributions to a defined benefit pension plan. It removes an unintended consequence of IFRIC 14, 'IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction', relating to voluntary pension pre-payments when there is a minimum funding requirement.

        The adoption of these standards, amendments and interpretations did not have a material impact on the Group's profits, net assets or equity, or disclosures.

b)    New and amended standards and interpretations early adopted by the Group

        No standards have been early adopted by the Group.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

c)     New and amended standards and interpretations issued but not yet effective and not early adopted by the Group

  •
  Amendment to IAS 12, 'Income taxes' on deferred tax. This amendment introduces an exception to the existing principle for the measurement of deferred tax assets or liabilities arising on investment property measured at fair value. As a result of the amendments, SIC-21, 'Income taxes—recovery of revalued nondepreciable assets', will no longer apply to investment properties carried at fair value.

  •
  Amendment to IAS 1, 'Financial statement presentation' regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently.

  •
  IFRS 9, 'Financial instruments' addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 from 1 July 2015.

  •
  IFRS 10, 'Consolidated financial statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group is yet to assess IFRS 10's full impact and intends to adopt IFRS 10 from 1 July 2013.

  •
  IFRS 12, 'Disclosures of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12's full impact and intends to adopt IFRS 12 from 1 July 2013.

  •
  IFRS 13, 'Fair value measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group is yet to assess IFRS 13's full impact and intends to adopt IFRS 13 from 1 July 2013.

  •
  IAS 27 (revised 2011), 'Separate financial statements'. This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

  •
  IAS 28 (revised 2011), 'Associates and joint ventures'. This standard includes the requirements for joint ventures, as well as associates, to be equity accounted following the issue of IFRS 11.

  •
  Amendment to IFRS 7, 'Financial instruments: Disclosures', on offsetting financial assets and financial liabilities. This amendment reflects the IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate comparison between those entities that prepare IFRS financial statements and those that prepare US GAAP financial statements.

  •
  Amendment to IAS 32, 'Financial instruments: Presentation', on offsetting financial assets and financial liabilities. This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet.

  •
  Amendment to IFRS 1,'First time adoption', on government loans. This amendment addresses how a first-time adopter would account for a government loan with a below-market rate of interest when transitioning to IFRS. It also adds an exception to the retrospective application of IFRS, which provides the same relief to first-time adopters granted to existing preparers of IFRS financial statements when the requirement was incorporated into IAS 20 in 2008.

  •
  IAS 19 (revised 2011), 'Employee benefits' which removes the corridor approach and calculates finance costs on a net funding basis.

  •
  Annual improvements to IFRSs 2011 which includes changes to IFRS 1, 'First time adoption', IAS 1, 'Financial statement presentation', IAS 16, 'Property, plant and equipment', IAS 32, 'Financial instruments: presentation', and IAS 34, 'Interim financial reporting'.

        The adoption of these standards, amendments and interpretations is not expected to have a material impact on the Group's profits, net assets or equity. Adoption may affect the disclosures in the Group's financial statements in the future.

2.2   Basis of consolidation

a)    Subsidiaries

        Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

        The acquisition accounting method is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Cost includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of the non-controlling interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement. Costs associated with an acquisition are included in the income statement as incurred. Any changes to the fair value, including any changes to the fair value of any contingent consideration, are taken directly to the income statement in subsequent years.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

Historically there have been no material changes to fair values. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

        Intercompany transactions, balances and unrealised gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

b)    Transactions with non-controlling interests

        The Group treats transactions with non-controlling interests as transactions with equity owners of the Group. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognised in the income statement. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognised in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognised in other comprehensive income are reclassified to the income statement.

2.3   Segment reporting

        The Group has one reportable segment, being the operation of a professional football club. The chief operating decision maker (being the Executive Board of the Group's main operating company, Manchester United Limited), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet and Consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

2.4   Foreign currency translation

a)    Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Pounds Sterling which is the Company's and its subsidiaries functional currency, with the exception of Manchester United Commercial Enterprises (Ireland) Limited whose functional currency is the Euro.

b)    Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

c)     Translation of overseas net assets

        The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

  (i)
  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

  (ii)
  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing at the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

  (iii)
  all resulting exchange differences are recognised in other comprehensive income and accumulated in equity.

        On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the income statement.

d)    Exchange rates

        The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2012	2011	2010	2012	2011	2010
Euro	1.2360	1.1066	1.2348	1.1802	1.1707	1.2054
US Dollar	1.5680	1.6018	1.5067	1.5896	1.5542	1.5793

2.5   Revenue recognition

        Revenue represents the fair value of consideration received or receivable from the Group's principal activities excluding transfer fees and value added tax. The Group's principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below.

a)    Commercial

        Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, and fees for the Manchester United first team undertaking tours.

        For sponsorship contracts any additional revenue receivable over and above the minimum guaranteed revenue contained in the sponsorship and licensing agreements is taken to revenue when a reliable estimate of the future performance of the contract can be obtained and it is probable that the amounts will not be recouped by the sponsor in future years. Revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognised in the later stages of the contract as the level of support provided to sponsors

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract.

        Commercial revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

b)    Broadcasting

        Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the FA Premier League and UEFA.

        Distributions from the FA Premier League comprise a fixed element (which is recognised evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognised when the respective match is played), and merit awards (which are only recognised when they are known at the end of each football season).

        Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognised over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognised when the matches are played).

        Broadcasting revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

c)     Matchday

        Matchday revenue is recognised based on matches played throughout the year with revenue from each match being recognised only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is enjoyed.

        Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group's share of gate receipts from cup matches not played at Old Trafford (where applicable), and fees for arranging other events at the Old Trafford stadium. The share of gate receipts payable to the other participating club and competition organiser for cup matches played at Old Trafford (where applicable) is treated as an operating expense.

        Matchday revenue which is received in advance of a period end but relating to future periods (mainly the sale of seasonal facilities for first team matches at Old Trafford) is treated as deferred revenue. The deferred revenue is then released to revenue as the matches are played.

d)    Finance income

        Finance income is recognised using the effective interest rate method.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.6   Accrued revenue

        Revenue from matchday activities, broadcasting and commercial contracts, which is received after the period to which it relates, is accrued as earned.

2.7   Deferred revenue

        Revenue from matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.8   Tax

        Current tax, which comprises UK and overseas corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date. Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

        Deferred tax is determined using tax rates and laws that have been enacted or substantially enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the income statement, except where it relates to items charged or credited to equity via the statement of comprehensive income, when the deferred tax is also dealt with in equity.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.9   Property, plant and equipment

        Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.

        Subsequent costs, for example, capital improvements and refurbishment, are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Where appropriate, the carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation on other assets is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

Freehold property	75 years
Investment property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4 - 5 years
Fixtures and fittings	7 years

        Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

        The assets' residual values and useful lives are reviewed and adjusted if appropriate at each reporting date.

        Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognised in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit.

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised within operating expenses within the income statement.

2.10 Investment property

        Property that is held for long-term rental yields or for capital appreciation or both, and that is not occupied by the Group, is classified as investment property.

        Investment property is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment property is depreciated using the straight-line method over 75 years.

        Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount.

2.11 Goodwill

a)    Initial recognition

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

b)    Impairment

        Management considers there to be one material cash generating unit for the purposes of annual impairment review being the operation of a professional football club.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Goodwill is not subject to amortisation and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use.

2.12 Players' registrations and football staff remuneration

a)    Remuneration

        Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and other football staff for that period. Any performance bonuses are recognised when the Company considers that it is probable that the condition related to the payment will be achieved.

        Signing-on fees are typically paid to players in equal annual instalments over the term of the player's contract. Instalments are paid at or near the beginning of each financial year and recognised as prepayments within trade and other receivables. They are subsequently charged to the income statement (as operating expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities. Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player's contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment, which arises when the new contract is agreed. Loyalty bonuses for ongoing service are typically paid in equal annual instalments over the term of the player's contract. These are paid at the beginning of each financial year and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

b)    Initial recognition

        The costs associated with the acquisition of players' registrations are capitalised at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players' registrations, is disclosed in note 27.3. Costs are fully amortised using the straight-line method over the period covered by the player's contract.

c)     Renegotiation

        Where a playing contract is extended, any costs associated with securing the extension are added to the unamortised balance (at the date of the amendment) and the revised book value is amortised over the remaining revised contract life.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

d)    Disposals

        Assets available for sale (principally player registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to a period end. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

        Gains and losses on disposal of players' registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognised separately in the income statement within profit on disposal of players' registrations. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognised in the income statement on the date the conditions are met.

e)     Impairment

        Management does not consider that it is possible to determine the value in use of an individual football player in isolation as that player (unless via a sale or insurance recovery) cannot generate cash flows on his own. Whilst management does not consider any individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not be available to play again for the club, for example, a player sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.13 Derivative financial instruments and hedging activities

        Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of cash flows (cash flow hedge).

        For designated hedges relating to future years' income the Group has documented, at the inception of the transaction, the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking the hedge transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item.

        The fair values of various derivative instruments used for hedging purposes are disclosed in note 16. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement within operating expenses.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

Amounts previously recognised in other comprehensive income and accumulated in equity are reclassified to the income statement in the periods when the hedged item is recognised in the income statement, in the same line of the income statement as the recognised hedged item. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the hedged item is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement within operating expenses.

2.14 Trade and other receivables

        Trade receivables are recognised initially at fair value, and subsequently measured at amortised cost less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

        A provision for impairment of trade receivables is established when there is objective evidence that the receivable is impaired. The amount of impairment loss is measured as the difference between the carrying amount of the receivable and the present value of the estimated future cash flows arising on the trade receivable. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.

        The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within 'operating expenses'. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against 'operating expenses' in the income statement.

        Other receivables comprise loans to related parties (see note 30.1) and other miscellaneous receivables, which are recognised initially at fair value and subsequently measured at amortised cost. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

2.15 Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

2.16 Trade payables

        Trade payables are obligations to pay for goods and services which have been acquired in the commercial operations of the Group. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

        Trade payables are recognised initially at fair value and subsequently measured at amortised cost.

2.17 Borrowings

        Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any differences between the proceeds (net of transaction costs)

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Finance costs are recognised using the effective interest rate method.

        Interest payments or receipts are treated as cash flows from operating activities.

2.18 Provisions

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as a finance cost.

        Provision is made for the anticipated net costs of onerous leases on non-trading properties.

2.19 Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Rentals payable under operating leases are charged to the income statement on a straight line basis over the lease term. Any incentives received at the inception of the lease are recognised on a straight-line basis over the life of the lease.

        Rentals receivable under sub-tenancy agreements are credited to the income statement on a straight line basis over the lease term. Any lease incentives given are recognised on a straight-line basis over the life of the lease. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

2.20 Pension costs

        The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme ('the scheme'—see note 28.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

        The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group's contributions into this scheme are reflected within the income statement when they fall due.

2.21 Exceptional items

        Exceptional items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. Such items are disclosed in the notes to the financial statements. Transactions which may give rise to exceptional items includes but is not limited to professional fees relating to proposed issue of shares, pension scheme deficits, significant impairment of assets, and significant onerous lease provisions.

2.22 Share capital

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

Notes to the consolidated financial statements (Continued)

3 Critical Accounting Judgements and Estimates

        The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, which are not readily apparent from other sources. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The estimates and assumptions used are based on historical experience and any other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are considered to be:

a)    Goodwill

        The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 13.

b)    Player registrations

        The costs associated with the acquisition of players' registrations are capitalised at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis.

        The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortised carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, for example a player being excluded from the First Team due to sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell.

c)     Revenue recognition—estimates in certain commercial contracts

        In addition to a minimum guarantee, certain commercial contracts include additional profit share arrangements based on cumulative profits earned from the exploitation of the Manchester United brand. However, under the terms of one key commercial agreement, such surplus profits may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee.

        Any additional profit share on such arrangements is only recognised when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable.

Notes to the consolidated financial statements (Continued)

3 Critical Accounting Judgements and Estimates (Continued)

        In assessing whether any additional profit share is probable and should therefore be recognised, management carry out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions.

        Additional profit share recognised in the year ended 30 June 2012 amounted to £8.4 million, cumulative £17.3 million (2011: £5.7 million, cumulative £8.9 million; 2010: £3.2 million, cumulative £3.2 million).

d)    Recognition of deferred tax assets in respect of losses

        Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. In arriving at a judgement in relation to the recognition of deferred tax assets on losses, management consider the regulations applicable to taxation and advice on their interpretation. Management also consider whether losses carried forward may be utilised through tax planning opportunities to create suitable taxable profits. Future taxable income may be higher or lower than estimates made when determining whether it is necessary to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessment of the recognition of deferred tax assets on losses carried forward.

4 Segment information

        The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the on-going development of the Group.

        Consequently the Chief Operating Decision Maker regards the Group as operating in one material segment, being the operation of a professional football club.

        Revenue, all of which arises within the United Kingdom from the Group's principal activity, can be analysed into its three main components as follows:

	2012 £'000	2011 £'000	2010 £'000
Commercial	117,611	103,369	77,322
Broadcasting	103,991	117,249	103,276
Matchday	98,718	110,823	105,818

	320,320	331,441	286,416

        All non-current assets are held within the United Kingdom.

        Revenue derived from entities accounting for more than 10% of revenue in either 2012, 2011 or 2010 were as follows:

	2012 £'000	2011 £'000	2010 £'000
F.A. Premier League	63,859	63,409	55,854
UEFA	34,082	51,129	40,719
Nike	33,787	31,269	26,471

Notes to the consolidated financial statements (Continued)

5 Operating expenses

	2012 £'000	2011 £'000	2010 £'000
Exceptional items (note 6)	10,728	4,667	2,775
Employee benefit expense (note 8)	161,688	152,915	131,689
Depreciation—property, plant and equipment (note 11)	7,373	6,902	8,547
Depreciation—investment property (note 12)	105	87	87
Operating lease costs	2,186	1,327	1,445
Stadium and other operating charges	63,979	67,634	50,153
Auditors' remuneration: audit of parent company and consolidated financial statements	16	16	16
Auditors' remuneration: audit of the Company's subsidiaries	76	76	69
Auditors' remuneration: audit-related assurance services	—	—	12
Auditors' remuneration: tax compliance services	277	224	394
Auditors' remuneration: other services	4	—	—
Exchange losses/(gains)	445	(394)	113
(Profit)/loss on disposal of property, plant and equipment	—	(46)	104

	246,877	233,408	195,404
Amortisation of players' registrations (note 14)	38,262	39,245	40,087

	285,139	272,653	235,491

        In addition to the auditors' remuneration charges disclosed above are amounts of £1,975,000 (2011: £625,000; 2010: £nil) relating to tax planning advice, general assurance and other advice in connection with a proposed issue of shares and either charged as exceptional items when they are not directly attributable to the issue of new shares (see note 6) or prepaid for future offset against share premium when they are directly attributable to the issue of new shares and £nil (2011: £nil; 2010: £701,000) included within debt finance costs relating to corporate finance services provided in connection with the senior secured notes issued in January 2010.

6 Exceptional items

	2012 £'000	2011 £'000	2010 £'000
Professional adviser fees relating to proposed issue of shares	8,936	2,654	—
Football League pension scheme deficit (note 28)	1,792	—	—
Impairment—investment property (note 12)	—	2,013	615
Increase in onerous lease provision	—	—	2,160

	10,728	4,667	2,775

        Professional adviser fees relating to a proposed public offer of shares are recognised as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees include £1,755,000 (2011: £625,000; 2010: £nil) relating to services provided by the Group's auditors.

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2011 (see note 28 for further details).

Notes to the consolidated financial statements (Continued)

6 Exceptional items (Continued)

        The investment property impairment charges represent reductions in the market value of investment properties held by the Group, based on external valuations undertaken (see note 12 for further details).

        The onerous lease provision reflects the present value of future lease payments on a property upon which no permanent income has been secured. The provision relates to a property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015 (see note 22 for further details).

7 Net finance costs

	2012 £'000	2011 £'000	2010 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	3,578	4,619	2,490
Interest payable on senior secured notes and secured senior facilities	36,448	41,778	39,440
Interest payable on secured payment in kind loan	—	14,314	30,192
Amortisation of issue discount, debt finance and debt issue costs on senior secured notes and secured payment in kind loan	2,290	1,996	2,268
Premium on repurchase of senior secured notes (note 21)	2,180	3,511	—
Foreign exchange loss/(gain) on US Dollar denominated senior secured notes	5,191	(16,414)	19,270
Unwinding of discount factors	347	93	99
Accelerated amortisation of debt issue costs on repaid payment in kind loan	—	2,632	—
Accelerated amortisation of debt issue costs on repaid secured senior facilities	—	—	4,705
Fair value movements on derivative financial instruments:
Forward foreign exchange contracts	—	563	(563)
Interest rate swaps	281	(132)	514
Terminated interest rate swaps	—	—	11,883

Total finance costs	50,315	52,960	110,298
Total finance income—interest receivable	(779)	(1,710)	(1,715)

Net finance costs	49,536	51,250	108,583

        The payment in kind loan was repaid on 22 November 2010 following a share subscription. This triggered the accelerated amortisation of debt issue costs on the payment in kind loan amounting to £nil (2011: £2,632,000; 2010: £nil).

        On completion of the senior secured notes issue in January 2010 (see note 21), the secured senior facilities were repaid by a wholly owned subsidiary, Red Football Limited. This triggered the accelerated amortisation of debt issue costs on the secured senior facilities amounting to £nil (2011: £nil; 2010: £4,705,000) and also resulted in the termination of interest rate swap agreements related to the secured senior facilities.

        The fair value movement on the terminated interest rate swap agreements, including losses on termination, amounted to £nil (2011: £nil; 2010: £11,883,000).

Notes to the consolidated financial statements (Continued)

8 Employees

8.1   Employee benefit expense and average number of people employed

        The average monthly number of employees during the year, including directors, was as follows:

	2012 Number	2011 Number	2010 Number
Average number of employees:
Football—players	79	71	68
Football—technical and coaching	80	70	68
Commercial	76	53	40
Media	73	65	57
Administration and other	388	369	359

Average monthly number of employees	696	628	592

        The Group also employs approximately 2,376 temporary staff on match days (2011: 2,191; 2010: 1,869).

        Particulars of employee costs are as shown below:

	2012 £'000	2011 £'000	2010 £'000
Wages and salaries (including bonuses)	142,699	135,568	117,060
Social security costs	17,567	15,919	13,234
Other pension costs—defined contribution (note 28)	1,422	1,428	1,395

	161,688	152,915	131,689

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 28.

8.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2012 £'000	2011 £'000	2010 £'000
Salaries and other short-term employee benefits (including bonuses)	6,947	5,032	4,292
Post-employment benefits	117	289	384

	7,064	5,321	4,676

Notes to the consolidated financial statements (Continued)

9 Tax

	2012 £'000	2011 £'000	2010 £'000
Current tax:
Current tax on profit for the year	—	4,338	—
Foreign tax	125	129	59

Total current tax expense	125	4,467	59

Deferred tax:
Origination and reversal of temporary differences	(3,719)	(3,426)	3,152
Adjustment in respect of previous years(1)	(3,445)	2,190	—
Impact of change in UK corporation tax rate	(3,778)	(4,217)	—
Recognition of previously unrecognised deferred tax asset(3)	(17,160)	—	—

Total deferred tax (credit)/expense	(28,102)	(5,453)	3,152

Total tax (credit)/expense	(27,977)	(986)	3,211

        A reconciliation of the total tax credit is as follows:

	2012 £'000	2011 £'000	2010 £'000
(Loss)/profit before tax	(4,664)	12,004	(44,273)

(Loss)/profit on ordinary activities multiplied by weighted average UK Corporation tax rate of 25.5% (2011: 27.5%; 2010: 28%)	(1,189)	3,301	(12,396)
Tax effects of:
Foreign tax	125	129	59
Adjustment in respect of previous years(1)	(3,445)	2,190	—
Expenses not deductible for tax purposes(2)	3,089	2,871	524
Re-measurement of deferred tax—change in UK corporation tax rate	(3,778)	(4,217)	—
Utilisation of tax losses	(5,619)	(5,260)	—
Recognition of previously unrecognised deferred tax asset(3)	(17,160)	—	—
Tax losses for which no deferred tax asset is recognised	—	—	15,024

Total tax (credit)/expense	(27,977)	(986)	3,211

(1)
The £3,445,000 tax credit in 2012 is due to the reassessment of the position relating to a previous rolled over gain on player disposal. The £2,190,000 additional tax charged in 2011 was due to an historic imbalance in tax written down values and the adjustment brought the 2011 carried forward position into line with the most recent finalised tax computations.

(2)
Expenses not deductible for tax purposes typically comprise non-qualifying depreciation and routine, recurring disallowable expenses such as entertaining. The £3,089,000 (2011: £2,871,000) additional tax charge mainly relates to professional adviser fees relating to a proposed public offer of shares (see note 6), and the premium paid on repurchase of senior secured notes (see note 21).

(3)
Management has considered the current availability and utilisation of tax losses during the year and accordingly has recognised a deferred tax asset in respect of previously unrecognised tax losses.

Notes to the consolidated financial statements (Continued)

9 Tax (Continued)

        The main rate of UK corporation tax reduced from 26% to 24% from 1 April 2012. The reduction to 24% was enacted in March 2012 and consequently deferred tax balances have been re-measured to 24%.

        A further reduction in the rate to 23% from 1 April 2013 was enacted on 17 July 2012. As this change was not substantively enacted at the reporting date, it is not reflected in the financial statements.

        The overall effect of the further reduction from 24% to 23%, if applied to the deferred tax balance at 30 June 2012, would be to reduce the deferred tax liability by £1,112,000 (expected to be recognised in 2013).

        In addition to the amount credited to the income statement, the following amounts relating to tax have been recognised directly in other comprehensive income:

	2012			2011			2010
	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000
Arising on income and expenses recognised in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	1,506	(374)	1,132	(630)	164	(466)	—	—	—
Exchange gain/(loss) on translation of overseas subsidiary	229	—	229	(265)	—	(265)	5	—	5

Other comprehensive income/(expense)	1,735	(374)	1,361	(895)	164	(731)	5	—	5

Deferred tax (note 23)	—	(374)	—	—	164	—	—	—	—

10 Dividends

        An interim dividend of £10.0 million (2011: £nil; 2010: £nil) has been paid by the Company during the year. The related amount of dividend per ordinary share for the year was £10.10 (2011: £nil; 2010: £nil). The directors are not proposing to pay a final dividend relating to the year ended 30 June 2012 (2011: £nil; 2010: £nil).

Notes to the consolidated financial statements (Continued)

11 Property, plant and equipment

	Freehold Property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
At 1 July 2010	252,306	32,937	20,112	305,355
Additions	3,020	1,978	2,996	7,994
Disposals	—	(586)	(120)	(706)

At 30 June 2011	255,326	34,329	22,988	312,643

Accumulated depreciation
At 1 July 2010	23,638	29,173	13,035	65,846
Charge for year	3,286	1,787	1,829	6,902
Disposals	—	(532)	(113)	(645)

At 30 June 2011	26,924	30,428	14,751	72,103

Net book amount
At 30 June 2011	228,402	3,901	8,237	240,540

Cost
At 1 July 2011	255,326	34,329	22,988	312,643
Additions (see note 12)	9,179	2,411	3,109	14,699
Disposals	—	(895)	(553)	(1,448)

At 30 June 2012	264,505	35,845	25,544	325,894

Accumulated depreciation
At 1 July 2011	26,924	30,428	14,751	72,103
Charge for year	3,306	1,671	2,396	7,373
Disposals	—	(895)	(553)	(1,448)

At 30 June 2012	30,230	31,204	16,594	78,028

Net book amount
At 30 June 2012	234,275	4,641	8,950	247,866

        Freehold property primarily comprises the Old Trafford stadium and Carrington Training Ground.

        Property, plant and equipment with a net book amount of £247,317,000 (2011: £239,815,000) has been pledged to secure the senior secured notes borrowings of the Group (see note 21).

        Capital commitments at the reporting date are disclosed in note 27.2.

Notes to the consolidated financial statements (Continued)

12 Investment property

£'000
Cost
At 1 July 2010 and 30 June 2011	11,762

Accumulated depreciation and impairment
At 1 July 2010	2,724
Depreciation	87
Impairment	2,013

At 30 June 2011	4,824

Net book amount
At 30 June 2011	6,938

Cost
At 1 July 2011	11,762
Additions	7,364

At 30 June 2012	19,126

Accumulated depreciation and impairment
At 1 July 2011	4,824
Depreciation	105

At 30 June 2012	4,929

Net book amount
At 30 June 2012	14,197

        During the year the Group acquired land and buildings around the Old Trafford stadium for £8.7 million. £7.4 million is included in investment property additions and £1.3 million is included in property, plant and equipment additions. Investment property primarily comprises the leasehold on the Manchester International Freight Terminal (which expires in 2071) and the freehold on property at Canalside and Wharfside, Trafford Park.

        Investment properties were internally valued as at 30 June 2012 by an employee of Manchester United Limited who is knowledgeable about property valuation principles and is familiar with the properties concerned. There were no changes to the carrying amount of investment property following this valuation. Investment properties were externally valued as at 30 June 2011 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. The fair value as at 30 June 2012 was £14,197,000 (2011: £6,938,000).

        The property rental revenue earned by the Group from its investment property amounted to £929,000 (2011: £1,019,000; 2010: £1,022,000). Direct operating expenses arising on the investment property in the period amounted to £302,000 (2011: £187,000; 2010: £146,000).

        Investment property with a net book amount of £6,637,000 (2011: £6,700,000) has been pledged to secure the bank loan borrowings of the Group (see note 21).

Notes to the consolidated financial statements (Continued)

13 Goodwill

	2012 £'000	2011 £'000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations.

        The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2011: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

        The other key assumptions used in the value in use calculations for each period are the discount rate, which has been determined at 10.51% (2011: 11.61%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

        Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 3%;

  •
  failure to qualify for the UEFA Champions League once every five seasons.

        In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

        Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Notes to the consolidated financial statements (Continued)

14 Players' registrations

£'000
Cost
At 1 July 2010	238,385
Additions	74,760
Disposals	(19,775)

At 30 June 2011	293,370

Accumulated amortisation
At 1 July 2010	144,115
Charge for year	39,245
Disposals	(19,699)

At 30 June 2011	163,661

Net book amount
At 30 June 2011	129,709

Cost
At 1 July 2011	293,370
Additions	23,247
Disposals	(9,800)

At 30 June 2012	306,817

Accumulated amortisation
At 1 July 2011	163,661
Charge for year	38,262
Disposals	(7,505)

At 30 June 2012	194,418

Net book amount
At 30 June 2012	112,399

Notes to the consolidated financial statements (Continued)

15 Financial instruments by category

        The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2012 £'000	2011 £'000
Financial assets
Designated and effective as hedging instruments:
Derivative financial instruments	16	876	—
At fair value through profit and loss:
Derivative financial instruments	16	91	—
Loans and receivables:
Trade and other receivables excluding prepayments(1)	17	66,538	55,526
Cash and cash equivalents	19	70,603	150,645

Total financial assets		138,108	206,171

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	16	—	630
At fair value through profit and loss:
Derivative financial instruments	16	1,685	1,404
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	20	90,306	131,136
Borrowings	21	436,875	458,903

Total financial liabilities		528,866	592,073

(1)
Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2)
Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

        The fair value of financial instruments equals their carrying amount apart from the senior secured notes component of borrowings. The carrying amount and fair value of the senior secured notes are as follows:

	Carrying amount		Fair value
	2012 £'000	2011 £'000	2012 £'000	2011 £'000
Senior secured notes	428,413	451,438	463,240	485,527
Unamortised issue discount and debt finance costs	(17,828)	(20,204)	—	—

	410,585	431,234	463,240	485,527

        The fair value of the senior secured notes is calculated based on the market value of the traded notes as at the reporting date.

Notes to the consolidated financial statements (Continued)

16 Derivative financial instruments

	2012		2011
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	876	—	—	(630)
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,685)	—	(1,404)
Forward foreign exchange contracts	91	—	—	—

	967	(1,685)	—	(2,034)

Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,685)	—	—

Non-current derivative financial instruments	—	(1,685)	—	—

Current derivative financial instruments	967	—	—	(2,034)

        Further details of derivative financial instruments are provided in note 29.

17 Trade and other receivables

	2012 £'000	2011 £'000
Trade receivables	51,425	31,525
Less: provision for impairment of trade receivables	(2,586)	(2,680)

Net trade receivables	48,839	28,845
Other receivables	1,180	10,000
Accrued revenue	16,519	16,681

	66,538	55,526
Prepayments	10,625	9,877

	77,163	65,403

Less: non-current portion:
Trade receivables	3,000	—
Other receivables (note 30.1)	—	10,000

Non-current trade and other receivables	3,000	10,000

Current trade and other receivables	74,163	55,403

        Net trade receivables include transfer fees receivable from other football clubs of £6,879,000 (2011: £4,154,000) of which £3,000,000 (2011: £nil) is receivable after more than one year. Net trade receivables also include £35,637,000 (2011: £18,400,000) of deferred revenue that is contractually payable to the Company, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

Notes to the consolidated financial statements (Continued)

18 Tax receivable

	2012 £'000	2011 £'000
Non-current tax receivable	—	2,500
Current tax receivable	2,500	—

Tax receivable	2,500	2,500

        The £2,500,000 tax receivable relates to tax withheld at 25% of the loans made to Directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and is recoverable upon repayment of the Directors' loans. The loans were repaid on 25 April 2012.

19 Cash and cash equivalents

	2012 £'000	2011 £'000
Cash at bank and in hand	70,603	150,645

        Cash and cash equivalents for the purposes of the statement of cash flows are as above.

20 Trade and other payables

	2012 £'000	2011 £'000
Trade payables	34,013	69,360
Other payables	22,070	29,270
Accrued expenses	34,223	32,506

	90,306	131,136
Social security and other taxes	15,663	15,080

	105,969	146,216

Less: non-current portion:
Trade payables	6,230	9,301
Other payables	16,075	19,115

Non-current trade and other payables	22,305	28,416

Current trade and other payables	83,664	117,800

        Trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations of £28,877,000 (2011: £64,232,000) of which £6,230,000 (2011: £9,301,000) is due after more than one year.

        Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £18,282,000 (2011: £22,437,000) of which £13,655,000 (2011: £18,282,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Notes to the consolidated financial statements (Continued)

21 Borrowings

	2012 £'000	2011 £'000
Current
Secured bank loan	359	338
Other borrowings	250	400
Accrued interest on senior secured notes	15,019	15,835

	15,628	16,573

Non-current
Secured bank loan	6,469	6,828
Other borrowings	4,193	4,268
Senior secured notes	410,585	431,234

	421,247	442,330

Total borrowings	436,875	458,903

        The secured bank loan of £6,828,000 (2011: £7,166,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1%. £2,629,000 is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        Other borrowings comprise loan stock of £4,443,000 (2011: £4,668,000) which is unsecured and is issued to the minority shareholder of MUTV Limited (a subsidiary of Manchester United Limited). The loan stock accrues interest at Libor + 1% to 1.5% and was repayable at par in 2007, subject to the availability of free cash flows within MUTV Limited. Based on current projections it is estimated that the loan will be repaid over approximately 17 years.

        The senior secured notes of £410,585,000 (2011: £431,234,000) comprise:

  a)
  £401,966,000 (2011: £428,378,000) of senior secured notes (net of unamortised issue discount and unamortised debt finance costs amounting to £17,828,000 (2011: £20,204,000) translated at the historic exchange rate). The notes comprise principal amounts of £177,775,000 (2011: £191,775,000) of Pounds Sterling senior secured notes attracting a fixed coupon rate of 8.75% and US$393,000,000 (2011: US$416,000,000) of US Dollar denominated senior secured notes attracting a fixed coupon rate of 8.375%.

  b)
  £8,619,000 (2011: £2,856,000) of cumulative unrealised foreign exchange losses arising on the translation of the US Dollar denominated senior secured notes being the difference between the historic exchange rate and the year-end spot rate.

        The senior secured notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

        The Group has the option to redeem up to 35% of the aggregate principal amount of the senior secured notes originally issued at any time prior to their 2017 repayment date by paying a specified

Notes to the consolidated financial statements (Continued)

21 Borrowings (Continued)

premium on the principal amounts redeemed dependant on the date of redemption. During the year ended 30 June 2012 the Group repurchased the Pounds Sterling equivalent of £28,211,000 (2011: £63,846,000) of senior secured notes comprising £14,000,000 (2011: £58,225,000) of Pounds Sterling senior secured notes and US$23,000,000 (2011: US$9,000,000) of US Dollar denominated senior secured notes. The consideration paid amounted to £30,391,000 (2011: £67,357,000) including a premium on repurchase of £2,180,000 (2011: £3,511,000). The premium on repurchase and consequent accelerated amortisation of issue discount and debt finance costs are immediately recognised in the income statement—see note 7. The original senior secured note issue comprised principal amounts of £250 million of Pounds Sterling senior secured notes and US$425 million of US Dollar denominated senior secured notes. At 30 June 2012 the cumulative amounts repurchased comprised principal amounts of £72,225,000 of Pounds Sterling senior secured notes and US$32,000,000 of US Dollar denominated senior secured notes. The repurchased senior secured notes were retired subsequent to the reporting date.

        The Group also has undrawn committed borrowing facilities of £75,000,000 (2011: £75,000,000). No drawdowns were made from these facilities during 2012 or 2011.

Analysis of changes in net debt

        Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Group's management to monitor liquidity risk. The Company believes that net debt is meaningful for investors as it provides a clear overview of the net indebtedness position of the Company and is used by the Chief Operating Decision Maker in managing the business.

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2011 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2012 £'000
Current borrowings	16,573	(37,827)	36,882	15,628
Non-current borrowings	442,330	(28,211)	7,128	421,247
Less: cash and cash equivalents	(150,645)	80,112	(70)	(70,603)

	308,258	14,074	43,940	366,272

        Non-cash movements largely comprise the foreign exchange loss arising on translation of US Dollar denominated senior secured notes, the movement on accrued interest on the senior secured notes and amortisation of issue discount, debt finance and debt issue costs.

	At 1 July 2010 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2011 £'000
Current borrowings	19,391	(22,886)	20,068	16,573
Non-current borrowings	753,944	(304,545)	(7,069)	442,330
Less: cash and cash equivalents	(163,833)	12,736	452	(150,645)

	609,502	(314,695)	13,451	308,258

Notes to the consolidated financial statements (Continued)

21 Borrowings (Continued)

        Non-cash movements largely comprise the foreign exchange gain arising on translation of US Dollar denominated senior secured notes, offset by movement on accrued interest on the senior secured notes and amortisation of issue discount, debt finance and debt issue costs.

22 Provisions

        The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision is as follows:

	2012 £'000	2011 £'000
Opening balance	2,476	2,616
Utilised	(480)	(536)
Unwinding of discount	69	93
Movements on foreign exchange	(259)	303

Closing balance	1,806	2,476

The balance comprises:
Current	428	536
Non-current	1,378	1,940

	1,806	2,476

23 Deferred tax

        The following are the major deferred tax liabilities and assets recognised by the Group and movements thereon during the current and prior reporting period:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Tax losses £'000	Other (including other fair value adjustments) £'000	Total £'000
At 1 July 2010	(1,963)	15,697	21,446	25,500	—	(657)	60,023
Charged/(credited) to income statement (note 9)	3,233	(5,093)	(1,817)	(2,197)	—	421	(5,453)
Credited to other comprehensive income (note 9)	—	—	—	—	—	(164)	(164)

At 30 June 2011	1,270	10,604	19,629	23,303	—	(400)	54,406
Credited to income statement (note 9)	(502)	(6,422)	(1,772)	(2,140)	(17,160)	(106)	(28,102)
Charged to other comprehensive income (note 9)	—	—	—	—	—	374	374

At 30 June 2012	768	4,182	17,857	21,163	(17,160)	(132)	26,678

        Deferred tax assets are recognised on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable

Notes to the consolidated financial statements (Continued)

23 Deferred tax (Continued)

profit available against which the temporary differences can be utilised. At 30 June 2012 the Group has no accessible unrecognised tax losses (2011: gross £92.6 million).

        Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances:

	2012 £'000	2011 £'000
Deferred tax assets	(17,292)	(528)
Deferred tax liabilities	43,970	54,934

Deferred tax liabilities (net)	26,678	54,406

24 Share capital and earnings per share

24.1 Share capital

	2012 £	2011 £
Authorised:
1,000,000 ordinary shares of £0.0001 each	100	100

Allotted, and fully paid:
990,004 ordinary shares of £0.0001 each (2011: 990,004)	99	99

24.2 Earnings per share

        Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the year, as adjusted for the reorganisation transactions described in note 1. As a result of these reorganisation transactions, the adjusted weighted average number of Manchester United plc ordinary shares in issue during the year is calculated as 155,352,366 (class A and class B) for the three years ended 30 June 2012, 2011 and 2010. As a result of this post balance sheet reorganisation, the number of shares used in the earnings per share calculation is not consistent with balance sheet disclosures in note 24.1.The Company did not have any dilutive shares during the year (2011: none; 2010: none).

Manchester United plc:

	2012	2011	2010
Profit/(loss) attributable to equity holders of the Company (£'000)	22,986	12,649	(47,757)
Class A ordinary shares (thousands)	31,352	31,352	31,352
Class B ordinary shares (thousands)	124,000	124,000	124,000
Basic earnings/(loss) per share (Pounds Sterling)(1)	0.15	0.08	(0.31)
Diluted earnings/(loss) per share (Pounds Sterling)(1)	0.15	0.08	(0.31)

(1)
As adjusted retroactively for all periods presented to reflect the reorganisation transactions described in note 1.

Notes to the consolidated financial statements (Continued)

24 Share capital and earnings per share (Continued)

As previously presented for Red Football Shareholder Limited:

	2011	2010
Weighted average number of ordinary shares in issue (thousands)	990	990
Basic and diluted earnings/(loss) per share (Pounds Sterling)	12.78	(48.24)

24.3 Manchester United plc ordinary shares

        Following the reorganisation transaction, described more fully in note 1, the Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company's governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

25 Cash generated from operations

	Note	2012 £'000	2011 £'000	2010 £'000
(Loss)/profit on ordinary activities before tax		(4,664)	12,004	(44,273)
Impairment charges	6, 12	—	2,013	615
Net finance costs		49,536	51,250	108,583
Profit on disposal of players' registrations		(9,691)	(4,466)	(13,385)
Depreciation charges	11, 12	7,478	6,989	8,634
Amortisation of players' registrations	14	38,262	39,245	40,087
(Profit)/loss on disposal of property, plant and equipment		—	(46)	104
Fair value (gains)/losses on derivative financial instruments		(91)	1,047	(427)
Increase in trade and other receivables		(9,414)	(17,483)	(1,778)
Increase in trade and other payables and deferred revenue		9,625	34,727	4,276
(Decrease)/increase in provisions		(739)	(140)	1,101

Cash generated from operations		80,302	125,140	103,537

26 Contingencies

        At 30 June 2012, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business.

Notes to the consolidated financial statements (Continued)

27 Commitments

27.1 Operating lease commitments

        The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The operating lease expenditure charged to the income statement during the year is disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2012 £'000	2011 £'000
Not later than 1 year	2,668	1,647
Later than 1 year and no later than 5 years	5,610	5,410
Later than 5 years	4,352	4,436

	12,630	11,493

        The above amounts include minimum lease payments relating to an onerous property lease in the Republic of Ireland which are included in provisions (see note 22).

27.2 Capital commitments

        At 30 June 2012, the Group had capital commitments amounting to £8.3 million (2011: £1.3 million).

27.3 Contingent transfer fees

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players' registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £19,371,000 (2011: £19,822,000). No material adjustment was required to the amounts included in the cost of players' registrations during the year (2011 and 2010: no material adjustments) and consequently there was no material impact on the amortisation of players' registration charges in the income statement (2011 and 2010: no material impact).

        At 30 June 2012 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	9,577	6,734	16,311
International appearances	2,700	360	3,060

	12,277	7,094	19,371

Notes to the consolidated financial statements (Continued)

27 Commitments (Continued)

        At 30 June 2011 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	11,526	5,901	17,427
International appearances	2,050	345	2,395

	13,576	6,246	19,822

28 Pension arrangements

28.1 Defined benefit scheme

        Certain employees of the Group are members of The Football League Limited Pension and Life Assurance Scheme ("the Scheme"). Accrual of benefits on a final salary basis was suspended with effect from 31 August 1999 following an actuarial review which revealed a substantial deficit.

        As one of 92 participating employers, the Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group is advised only of the additional contributions it is required to pay to make good the deficit. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the deficit as it is principally attributable to employees who have left the Group or retired. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

        Based on the latest actuarial valuation as at 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. A charge of £1,792,000 has been made to the income statement during the period (2011: £nil; 2010: £nil) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as at 30 June 2012 amounts to £204,743 (2011: £167,330) due within one year and £2,420,075 (2011: £833,405) due after more than one year and is included within other payables.

28.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2012 amounted to £1,422,000 (2011: £1,428,000; 2010: £1,395,000). As at 30 June 2012, contributions of £198,187 (2011: £186,810) due in respect of the current reporting period had not been paid over to the pension schemes.

        The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

Notes to the consolidated financial statements (Continued)

29 Financial risk management

29.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and cash flow risk), credit risk and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

        The policy for each of the above risks is described in more detail below.

a)    Market risk

Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2012 the Group received a total of €40.2 million of revenue denominated in Euros (2011: €55.3 million; 2010: €45.9 million). The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of sponsorship revenue denominated in US Dollars. During the year ended 30 June 2012 the Group received a total of US$58.0 million of revenue denominated in US Dollars (2011: US$41.2 million; 2010: US$21.5 million).

  •
  Risks arising from the senior secured notes denominated in US Dollars (see note 21). At 30 June 2012 senior secured notes include principal amounts of US$393,000,000 (2011: US$416,000,000) denominated in US Dollars which is not hedged and is therefore retranslated at the closing rate for each reporting date. The currency retranslation for the year ended 30 June 2012 resulted in a charge to the income statement of £5.2 million (2011: credit of £16.4 million; 2010: charge of £19.3 million)—see note 7. Interest is paid on the US Dollar element of the senior secured notes in US Dollars.

  •
  The Group only considers hedging US Dollar exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

  •
  Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The Group has entered into forward foreign exchange contracts to hedge the exchange rate risk arising from anticipated future income relating to participation in the UEFA Champions League, which are designated as cash flow hedges. The Group has also entered into a forward foreign exchange contract to hedge the exchange rate risk arising from a future payment relating to the acquisition of a player registration, this has not been designated as a

Notes to the consolidated financial statements (Continued)

29 Financial risk management (Continued)

hedging instrument. The following table details the forward foreign currency contracts outstanding at the reporting date:

	2012				2011
	Average exchange rate	Foreign currency FC'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency FC'000	Notional value £'000	Fair value £'000
Sell Euro	1.1886	28,109	23,649	876	1.1347	32,159	28,340	(630)
Buy Euro	1.2506	11,000	(8,796)	91	—	—	—	—

			14,853	967			28,340	(630)

        As at 30 June 2012, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League is £666,000 (2011: losses of £466,000). It is anticipated that the future income will be received within the next 12 months, at which time the amount deferred in equity will be reclassified to the income statement.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities are as follows:

	2012		2011
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	9,450	60,114	1,899	52,136
Monetary liabilities	(20,168)	(423,591)	(21,145)	(422,612)

	(10,718)	(363,477)	(19,246)	(370,476)

        At 30 June 2012:

  •
  if Pounds Sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £0.8 million higher (2011: £1.6 million higher).

  •
  if Pounds Sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £1.0 million lower (2011: £1.9 million lower).

  •
  if Pounds Sterling had strengthened by 10% against the US Dollar, with all other variables held constant, equity and post-tax profit for the year would have been £21.1 million higher (2011: £21.0 million higher).

  •
  if Pounds Sterling had weakened by 10% against the US Dollar, with all other variables held constant, equity and post-tax profit for the year would have been £25.8 million lower (2011: £25.7 million lower).

Interest rate risk

        The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

Notes to the consolidated financial statements (Continued)

29 Financial risk management (Continued)

        The Group's interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's borrowings are denominated in Pounds Sterling and US Dollar. Full details of the Group's borrowings and associated interest rates can be found in note 21.

        The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit or loss and equity of a defined interest rate shift. For each simulation, the same interest shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest bearing positions. Based on the simulations performed, the impact on equity and post-tax profit of a 1.0% shift would not be material to any periods presented.

        Based on various scenarios, the Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. These are approved by the Executive Board of Manchester United Limited and the Board receives updates on a regular basis in respect of the hedging position.

        The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the reporting date:

2012				2011
Principal value of loan outstanding £'000	Rate received	Rate paid	Expiry date	Principal value of loan outstanding £'000	Rate received	Rate paid	Expiry date
*6,828 - 4,199	3 month Libor	Fixed 6.1%	9 July 2018	*7,166 - 4,199	3 month Libor	Fixed 6.1%	9 July 2018

*
The principal value of the interest rate swaps reduces with the secured bank loan repayment terms, see note 21.

        As at 30 June 2012 the fair value of these interest rate swaps was a liability of £1,685,000 (2011: £1,404,000).

Cash flow risk

        Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group's liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group's borrowing facilities are described in note 21. Financing facilities have been agreed at appropriate levels having regard to the Group's operating cash flows and future development plans.

b)    Credit risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding prepayments)—the maximum credit exposure is £137,141,000 (2011: £206,171,000). Management does not expect any material losses from non-performance by these counterparties and there are no significant concentrations of credit risk within the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody's rating of Aa3.

Notes to the consolidated financial statements (Continued)

29 Financial risk management (Continued)

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £48,839,000 (2011: £28,845,000), £6,879,000 (2011: £4,154,000) relates to amounts receivable from various other football clubs in relation to player trading and £37,555,000 (2011: £19,670,000) relates to commercial sponsorship.

        As at 30 June 2012, trade receivables of £44,579,000 (2011: £24,084,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As at 30 June 2012, trade receivables of £4,240,000 (2011: £4,761,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2012 £'000	2011 £'000
Up to 3 months	4,168	4,444
Over 3 months	72	317

	4,240	4,761

        As at 30 June 2012, trade receivables of £2,606,000 (2011: £2,680,000) were impaired and provided for. The amount of the provision as at 30 June 2012 was £2,586,000 (2011: £2,680,000). The individually impaired receivables largely relate to a transfer fee receivable due from one football club, who have recently entered administration. The ageing of these receivables, based on due date, is as follows:

	2012 £'000	2011 £'000
Up to 3 months	19	2,319
Over 3 months	2,587	361

	2,606	2,680

        Movements on the provision for impairment of trade receivables are as follows:

	2012 £'000	2011 £'000
Brought forward	2,680	2,080
Provisions for receivables impairment	246	600
Receivables written off during the year as uncollectible	(340)	—

Carried forward	2,586	2,680

Notes to the consolidated financial statements (Continued)

29 Financial risk management (Continued)

c)     Liquidity risk

        The Group's policy is to maintain a balance of continuity of funding and flexibility through the use of secured loan notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the Executive Directors of Manchester United Limited. The Directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity. Details of the Group's borrowing facilities are set out in note 21.

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At the reporting date, the Group held cash and cash equivalents of £70,603,000 (2011: £150,645,000).

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	69,258	9,351	14,081	1,732
Borrowings	37,317	37,334	525,283	8,652

	106,575	46,685	539,364	10,384
Non-trading(2) and net settled derivative financial instruments:
cash outflow	348	329	862	297
cash inflow	(967)	—	—	—

At 30 June 2012	105,956	47,014	540,226	10,681

Trade and other payables excluding social security and other taxes(1)	103,391	13,616	19,433	627
Borrowings	39,411	39,425	118,360	482,250

	142,802	53,041	137,793	482,877
Non-trading(2) and net settled derivative financial instruments:
cash outflow	1,001	353	939	569

At 30 June 2011	143,803	53,394	138,732	483,446

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (Continued)

29 Financial risk management (Continued)

29.2 Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as 'equity attributable to owners of the Company' as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including 'current and non-current borrowings' as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 21.

29.3 Fair value estimation

        The following table presents the assets and liabilities that are measured at fair value. The fair value hierarchy used in measuring fair value has the following levels:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2012 £'000	2011 £'000
Assets
Derivative financial assets designated as cash flow hedges (note 16)	876	—
Derivative financial assets at fair value through profit or loss (note 16)	91	—
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 16)	—	(630)
Derivative financial liabilities at fair value through profit or loss (note 16)	(1,685)	(1,404)

	(718)	(2,034)

        The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is categorised as Level 2.

        All of the derivative assets and liabilities detailed above are categorised as Level 2.

30 Related party transactions

        As described in note 1.1, the immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware (see note 32.1). The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football

Notes to the consolidated financial statements (Continued)

30 Related party transactions (Continued)

Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

        The following transactions were carried out with related parties:

30.1 Loans to related parties

        Outstanding loans granted to directors as at 30 June 2012 were £nil (2011: £10,000,000). The loans were repaid on 25 April 2012. Interest was charged on the loans from the date of issue at 5.5% per annum. Interest charged during the year amounted to £457,491 (2011: £550,000; 2010: £550,000). The amounts below represent the maximum balances during the year ended 30 June 2012.

£'000
A Glazer	1,667
B Glazer	1,667
D Glazer	1,667
E Glazer	1,667
J Glazer	1,666
K Glazer	1,666

10,000

30.2 Interest in senior secured notes

        K Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group's US Dollar denominated senior secured notes. The principal amount of the Group's senior secured notes held by K Glazer and certain members of his immediate family at 30 June 2012 was US$10.6 million (2011: US$10.6 million). The US Dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to K Glazer and certain members of his immediate family during the year amounted to £558,484 (2011: £379,180; 2010: £nil) of which £232,671 (2011: £227,762; 2010: £nil) was accrued at the year end.

30.3 Fees

        The Group incurred a management fee of £3,000,000 (2011: £7,200,000; 2010: £3,125,000) from Red Football Limited Partnership, the ultimate parent undertaking of Manchester United plc as described in note 1.1. The fees paid to Red Football Limited Partnership were for the provision of consulting services to the Group, including strategic, sponsorship, commercial partnership, marketing, finance and related advice.

Notes to the consolidated financial statements (Continued)

31 Subsidiaries

        The following companies are the principal subsidiary undertakings of the Company following the reorganisation transactions described in note 1:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Holdings Limited*	Holding company	GBP 1	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Holding company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	66.7% Ordinary

        All of the above were incorporated and operate in England and Wales, with the exception of Manchester United Commercial Enterprises (Ireland) Limited which was incorporated and operates in Ireland.

32 Events after the reporting date

32.1 Reorganisation transactions and initial public offering ("IPO")

        As disclosed in note 1, there was a reorganisation of the Group completed in August 2012 followed by an IPO. As a result of the reorganisation transactions, Red Football Shareholder Limited became a wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc.

        Immediately following the reorganisation on 9 August 2012, Manchester United plc, an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totalling 155,352,366 ordinary shares with a total subscribed capital of £75,000. On 10 August 2012, the Company issued a further 8,333,334 Class A ordinary shares at an issue price of US$14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of US$110,250,000 were received.

        Management expect that the reorganisation will result in the Company being treated as a US domestic corporation for tax purposes. As a result, the Company will be subject to US federal income tax (currently at a statutory rate of 35%) on worldwide income. Prior to the reorganisation, the Company had applied the UK statutory rate of 25.5% (2011 27.5%; 2010: 28%) to taxable income. Furthermore, the Company will be subject to both US and UK tax rules in the future whereas, prior to the reorganisation, the Company had been previously subject to only UK tax rules. The resulting

Notes to the consolidated financial statements (Continued)

32 Events after the reporting date (Continued)

impact of the tax rate and rules changes on the tax position of the Company are still being assessed but will impact the effective tax rate applied to profits and tax related assets and liabilities prospectively from the date of the reorganisation.

32.2 Playing registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2012, for total proceeds, net of associated costs, of £6,478,000. The associated net book value was £1,898,000. These registrations have not been reclassified as held for sale as the associated net book value is not considered to be material.

        Subsequent to 30 June 2012 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £32,735,000.

32.3 Senior secured note purchases

        On 14 September 2012, the Company repurchased the sterling equivalent of £62,618,000 of senior secured notes comprising US$101,730,000 of US dollar denominated senior secured notes. The consideration paid amounted to £67,863,000. The repurchased senior secured notes have been retired.

32.4 Commercial revenue—shirt sponsor

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We will also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement is approximately $559 million.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: October 25, 2012	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc, dated as of 8 August 2012.
4.1	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.2	Premier League Handbook, Season 2012/13.
4.3	Premier League Handbook, Season 2011/12 (included as Exhibit 10.4 to our Registration Statement on Form F-1 (File No. 333-182535), filed with the SEC on 3 July 2012, as amended.
8.1	List of significant subsidiaries (included in note 31 to our audited consolidated financial statements included in this Form 20-F).
11.1	Code of Business Conduct and Ethics, dated 7 August 2012.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.