Form 20-F
period 2013-06-30
Manchester United plc
filed 2013-10-24
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2013
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-35627

MANCHESTER UNITED plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Company's name into English)

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

39,825,595 Class A ordinary shares
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

GENERAL INFORMATION

        In this annual report on Form 20-F ("Annual Report") references to:

  •
  "Manchester United," "the Company," "our Company," "our business," "we," "us" and "our" are, as the context requires, to Manchester United plc together with its consolidated subsidiaries as a consolidated entity, for all periods following the reorganization transactions (see below); and

  •
  "we," "us" and "our" for periods prior to the reorganization transactions are to Red Football Shareholder Limited together with its consolidated subsidiaries as a consolidated entity.

        Throughout this Form 20-F, we refer to the following football leagues and cups:

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

REORGANIZATION TRANSACTIONS AND INITIAL PUBLIC OFFERING ("IPO")

        We have historically conducted our business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganization transactions, Red Football Shareholder Limited was a direct, wholly-owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

        On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these transactions, Red Football Shareholder Limited became a direct, wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc and our business is now conducted through Manchester United plc and its subsidiaries. We refer to these events throughout this Annual Report collectively as the "reorganization transactions."

        Immediately following the reorganization transactions on 9 August 2012, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totalling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result historic earnings per share calculations reflect the capital structure of the new parent with the required disclosures in note 10 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the years ended 30 June 2013, 2012 and 2011. The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards ("IFRS"), historic earnings per share calculations and the balance sheet as of 30 June 2012 were restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

        On 10 August 2012, the Company issued 8,333,334 Class A ordinary shares and listed such shares on the New York Stock Exchange at a price of $14.00 per share. Net of underwriting costs and discounts, proceeds of US$110,250,000 were received by the Company.

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under IFRS, as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Prior to the reorganization transactions, we conducted our business through Red Football Shareholder Limited and its subsidiaries. Unless otherwise specifically stated, the historical financial information presented in this Annual Report is presented for the following entities:

  •
  with respect to the financial information presented as of and for the years ended 30 June 2012 and 2011, Red Football Shareholder Limited and its consolidated subsidiaries; and

  •
  with respect to the financial information presented as of and for the year ended 30 June 2013, Manchester United plc and its consolidated subsidiaries.

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

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. We may take advantage of these provisions until 30 June 2017 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of the reduced burdens allowed under the JOBS Act. We have not taken advantage of any of the reduced reporting burdens in this filing, although we may choose to do so in future filings.

        Specifically, the JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We previously chose to "opt out" of this provision and, as a result, we are complying, and will continue to comply, with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

FORWARD-LOOKING STATEMENTS

        This Annual Report contains estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results may be materially different and worse from what we expect.

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

        This internet-based survey identified Manchester United as a supported team of 659 million followers (and the favorite football team of 277 million of those followers) and was based on 53,287 respondents from 39 countries around the world. In order to calculate our 659 million followers from the 53,287 responses, Kantar Media applied estimates and assumptions to certain factors including population size, country specific characteristics such as wealth and GDP per capita, affinity for sports and media penetration. Kantar Media then extrapolated the results to the rest of the world,

v

representing an extrapolated adult population of 5 billion people. However, while Kantar Media believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers may be significantly less or significantly more than the extrapolated survey results. Kantar Media also extrapolated survey results to account for non-internet users in certain of the 39 countries, particularly those with low internet penetration. To do so, Kantar Media had to make assumptions about the preferences and behaviors of non-internet users in those countries. These assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions we applied are accurate. Survey results also account only for claimed consumer behavior rather than actual consumer behavior and as a result, survey results may not reflect real consumer behavior with respect to football or the consumption of our content and products.

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2011/12 season (the "Futures Data");

  •
  Deloitte Touche Tohmatsu Limited's "Annual Review of Football Finance 2009" (the "Deloitte Annual Review"); and

  •
  a paper published by AT Kearney, Inc. in 2011 entitled "The Sports Market" ("AT Kearney").

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The selected historical financial information presented below as of 30 June 2013, 2012, 2011, 2010 and 2009 and for the years ended 30 June 2013, 2012, 2011, 2010 and 2009 has been derived from our audited consolidated financial statements, which were prepared under IFRS, as issued by the IASB and IFRIC interpretations.

        Prior to the reorganization transactions, we conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2012, 2011, 2010 and 2009 present the results of operations and financial position of Red Football Shareholder Limited unless otherwise specifically noted. Following the reorganization transactions, we have conducted our business through Manchester United plc and its consolidated subsidiaries, and therefore our historical financial statements as of and for the year ended 30 June 2013 present the results of operations and financial position of Manchester United plc and its consolidated subsidiaries. Manchester United plc's historical financial statements prior to the reorganization transactions are the same as Red Football Shareholder Limited's financial statements prior to the reorganization transactions, as adjusted for the reorganization transactions. The reorganization transactions have been reflected retroactively in Manchester United plc's earnings/(loss) per share calculations.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2013 and 2012 and for the years ended 30 June 2013, 2012 and 2011 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2013	2012	2011	2010	2009
	(£'000, unless otherwise indicated)
Income Statement Data
Revenue	363,189	320,320	331,441	286,416	278,476

Analyzed as:
Commercial revenue	152,441	117,611	103,369	77,322	65,977
Broadcasting revenue	101,625	103,991	117,249	103,276	98,013
Matchday revenue	109,123	98,718	110,823	105,818	114,486

Operating expenses—before exceptional items	(304,120)	(274,411)	(267,986)	(232,716)	(232,034)

Analyzed as:
Employee benefit expenses	(180,523)	(161,688)	(152,915)	(131,689)	(123,120)
Other operating expenses	(74,114)	(66,983)	(68,837)	(52,306)	(62,311)
Depreciation	(7,769)	(7,478)	(6,989)	(8,634)	(8,962)
Amortization of players' registrations	(41,714)	(38,262)	(39,245)	(40,087)	(37,641)
Operating expenses—exceptional items	(6,217)	(10,728)	(4,667)	(2,775)	(3,097)

Total operating expenses	(310,337)	(285,139)	(272,653)	(235,491)	(235,131)
Operating profit before profit on disposal of players' registrations	52,852	35,181	58,788	50,925	43,345
Profit on disposal of players' registrations	9,162	9,691	4,466	13,385	80,185

Operating profit	62,014	44,872	63,254	64,310	123,530

Finance costs	(72,082)	(50,315)	(52,960)	(110,298)	(118,743)
Finance income	1,275	779	1,710	1,715	1,317

Net finance costs	(70,807)	(49,536)	(51,250)	(108,583)	(117,426)

(Loss)/profit on ordinary activities before tax	(8,793)	(4,664)	12,004	(44,273)	6,104
Tax credit/(expense)	155,212	27,977	986	(3,211)	(844)

Profit/(loss) for the year	146,419	23,313	12,990	(47,484)	5,260

Attributable to:
Owners of the parent	146,250	22,986	12,649	(47,757)	5,343
Non-controlling interest	169	327	341	273	(83)
Weighted average number of ordinary shares (thousands)	162,895	155,352	155,352	155,352	155,352
Basic and diluted earnings/(loss) per share (£)	0.90	0.15	0.08	(0.31)	0.03

	As of 30 June
	2013	2012	2011	2010	2009
	(£'000, unless otherwise indicated)
Balance Sheet Data
Cash and cash equivalents	94,433	70,603	150,645	163,833	150,530
Total assets	1,118,311	947,148	1,017,188	989,670	993,644
Total liabilities	670,351	712,051	796,765	1,030,611	987,106
Total equity	447,960	235,097	220,423	(40,941)	6,538
Equity attributable to owners of the parent	447,960	237,100	222,753	(38,270)	9,482

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan and senior secured notes and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 18 October 2013, the exchange rate was $1.62 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2009	1.65	1.60	1.37	2.00
Fiscal Year 2010	1.49	1.58	1.43	1.70
Fiscal Year 2011	1.61	1.59	1.50	1.67
Fiscal Year 2012	1.57	1.59	1.54	1.65
Fiscal Year 2013	1.52	1.57	1.49	1.63
April 2013	1.55	1.53	1.51	1.56
May 2013	1.52	1.53	1.50	1.56
June 2013	1.52	1.55	1.52	1.57
July 2013	1.52	1.52	1.48	1.54
August 2013	1.55	1.55	1.51	1.57
September 2013	1.62	1.59	1.55	1.62
October 2013 (through 18 October 2013)	1.62	1.61	1.59	1.62

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
Fiscal year and interim period averages were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.    CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.    REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.    RISK FACTORS

        Investment in our Class A ordinary shares involves a high degree of risk. We expect to be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below, as well as additional risks of which we are not currently aware, could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Related to Our Business

If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.

        The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our first team's performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement, and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers' commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams, and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

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

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team, reserve team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our first team.

        Our revenue streams are driven by the performance and popularity of our first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the League Cup, the Champions League and the Europa League. Our income varies significantly depending on our first team's participation and performance in these competitions. Our first team's performance affects all five of our revenue streams:

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

If we are unable to maintain, train and build an effective international sales and marketing infrastructure, we will not be able to commercialize and grow our brand successfully.

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

        Our Commercial revenue for each of the years ended 30 June 2013, 2012 and 2011 represented 42.0%, 36.7% and 31.2% of our total revenue, respectively. The substantial majority of our commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

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

        For each of the years ended 30 June 2013, 2012 and 2011, 30.8%, 32.6% and 39.8% of our Broadcasting revenue, respectively, was generated from the media rights for Champions League matches, and 60.5%, 59.0% and 51.4% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA"). We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

        In addition, although an agreement has been reached for the sale of Premier League domestic and international broadcasting rights through the end of the 2015/16 football season and for the sale of Champions League broadcasting rights through the end of the 2014/15 football season, future agreements may not maintain our current level of Broadcasting revenue. Moreover, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and corresponding revenue may be outweighed by international media rights, which are distributed among all Premier League clubs in even proportion. As a result, success of our first team in the Premier League could become less of an overall competitive advantage.

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

        We consider the development of our commercial assets to be central to our ongoing business plan and a driver of future growth. However, we do not currently have retail, merchandising and apparel operations in-house. For example, our contract with Nike provides them with certain rights to operate our global merchandising, product licensing and retail operations. While we have been able to execute our business plan to date with the support of Nike, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by Nike. Further, any interruption in our ability to obtain the services of Nike or other third parties or deterioration in their performance could negatively impact this portion of our operations. Furthermore, if our arrangement with Nike is terminated or modified against our interest, we may not be able to find alternative solutions for this portion of our business on a timely basis or on terms favorable to us or at all.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our commercial and sponsor revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2013, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League (Broadcasting revenue): 17.6% of our total revenue; and

  •
  Nike (Commercial revenue): 10.6% of our total revenue.

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

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2012/13, 2011/12 and 2010/11 seasons, we played 28, 25 and 29 home matches, respectively, and our Matchday revenue were £109.1 million, £98.7 million and £110.8 million for the years ended 30 June 2013, 2012 and 2011, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in the Champions League. Competition within England could also cause our first team to fail to advance in the FA Cup and League Cup.

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

        If we experience financial difficulty, we could also face sanctions under the Premier League rules, including suspension from the Premier League, the Champions League, the FA Cup and certain other competitions, the deduction of league points from us in the Premier League or Football League and loss of control of player registrations. For example, the Premier League could prevent us from playing, thereby cutting off our income from ticket sales and putting many of our other sources of revenue at risk. Any of these events could have a material adverse effect on our business, results of operation, financial condition, or cash flow, as well as our ability to meet our financial obligations.

Premier League voting rules may allow other clubs to take action contrary to our interests.

        The Premier League is governed by its 20 club shareholders with most rule changes requiring the support of a minimum of 14 of the clubs. This allows a minority of clubs to block changes they view as unfavorable to their interests. In addition, it allows a concerted majority of the clubs to pass rules that may be disadvantageous to the remaining six clubs. As one of the larger clubs in the Premier League in terms of revenue and follower base, we can exert some influence on the rulemaking process, however, our interests may not always align with the majority of clubs and it may be difficult for us to effect changes that are advantageous to us. At the same time, it is possible that other clubs may take action that we view as contrary to our interests. If the Premier League clubs pass rules that limit our ability to operate our business as we have planned or otherwise affect the payments made to us, we may be unable to achieve our goals and strategies or increase our revenue.

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

        In addition, as we expand our digital and other media channels, including the internet, mobile services and social media, revenue from our other business sectors may decrease, including our Broadcasting revenue. Moreover, the increase in subscriber base in some of these digital and other media channels may limit the growth of the subscriber base and popularity of other channels. Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.

Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.

        Injuries to members of the playing staff, particularly if career threatening or career ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our first team's performance and may also result in a loss of the income that would otherwise have resulted from a transfer of that player's registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career threatening or career ending injuries to that player. Our strategy is to maintain a squad of first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our first team, and therefore our business, results of operations financial condition, and cash flow.

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

        We intend to continue to expand internationally and operate in select foreign markets. Managing a global organization is difficult, time consuming and expensive. Our inexperience in operating the club's businesses globally increases the risk that any future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements;

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in the Champions League, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have transactional currency exposure against the US dollar relating to our secured term loan and senior secured notes as well as Commercial revenue from certain sponsors. In the year ended 30 June 2013, we recorded a foreign exchange loss of £2.5 million from our US dollar denominated secured term loan and senior secured notes, whereas in the year ended 30 June 2012, we recorded a foreign exchange loss of £5.2 million. For the years ended 30 June 2013, 2012 and 2011 approximately 9.3%, 11.0% and 14.4% of our total revenue were generated in Euros, respectively, and approximately 16.0%, 11.1% and 8.2% of our total revenue were generated in US dollars, respectively. We may enter into foreign exchange contracts to hedge a portion of this transactional exposure. We net the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

        Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia (such as China) may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. For example, the unauthorized use of intellectual property is common and widespread in China and enforcement of intellectual property rights by Chinese regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees' use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

        For each of the years ended 30 June 2013, 2012 and 2011, Broadcasting revenue constituted 28.0%, 32.5% and 35.4%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free to air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League has initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content, however there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect our business, results of operations, financial condition and cash flow.

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

We are subject to greater tax liability than in previous years.

        During the years ended 30 June 2012 and 2011, our principal operating subsidiaries were tax residents in the United Kingdom. For the years ended 30 June 2012 and 2011 we were subject to weighted statutory tax rates of 25.5% and 27.5% respectively. Following the reorganization transactions, although we are organized as a Cayman Islands corporation, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal income tax (currently at a statutory rate of 35%) on the majority of our worldwide income.

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

        Other factors that affect player salaries, such as changes in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of pounds sterling, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue fall and salaries remain stable (for example as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

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

        We remain committed to attracting and retaining the highest quality players for our first team. Our average annual net player capital expenditure from 1999 to 2013 has been £17.8 million (excluding the sale of a player in the year ended 30 June 2009 that generated significant cash inflow, the average annual net player capital expenditure over the same period would have been £23.1 million), and we continue to expect it to vary significantly from period to period. Although we believe our average net player capital expenditures will be consistent with our historical average over the long term, we may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net player capital expenditure. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players

Recently approved UEFA restrictions could negatively affect our business.

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

        As of 30 June 2013, we had total indebtedness of £389.2 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        In addition, our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under any of these facilities, however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

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

        Our revolving credit facility, our secured term loan facility and the indenture governing our senior secured notes limit our ability, among other things, to:

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

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our revolving credit facility, our secured term loan facility and our senior secured notes. This would permit the lending banks under our revolving credit facility and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our revolving credit facility, our secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the indenture governing our senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving credit facility. If the debt under our revolving credit facility, our secured term loan facility, our senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our revolving credit facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes will not affect the market value of any debt incurred under such facilities, but could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. As of 30 June 2013, we had £205,014,000 of variable rate indebtedness outstanding under our secured term loan facility. In addition, we previously entered into interest rate swaps that involved the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. However, most of these interest rate swaps were terminated at the time we issued our senior secured notes. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

        The shares owned by our principal shareholder, Red Football LLC, represent approximately 82.28% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares of our capital stock. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other holders of our capital stock. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

  •
  delaying, deferring or preventing a change in control of our Company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our Company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

As a foreign private issuer and "controlled company" within the meaning of the New York Stock Exchange's corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

        The New York Stock Exchange's corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the above requirements. As long as we rely on the foreign private issuer exemption to certain of the New York Stock Exchange corporate governance standards, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors and we are not required to have a nominating and corporate governance committee. Therefore, our board of directors' approach to governance may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards.

        In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the New York Stock Exchange corporate governance rules. A "controlled company" under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder, Red Football LLC, controls a majority of the combined voting power of our outstanding ordinary shares, making us a "controlled company" within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

        Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards, and the ability of our independent directors to influence our business policies and affairs may be reduced.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies make our Class A ordinary shares less attractive to investors.

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and, as such, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"). We cannot predict if investors will find our Class A ordinary shares less attractive because we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we previously chose to

"opt out" of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

The obligations associated with being a public company require significant resources and management attention.

        As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

        For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until 30 June 2017. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2013.

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

Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.

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

The price of our Class A ordinary shares might fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their shares of our Class A ordinary shares at or above the price they paid for such shares. The trading price of our Class A ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of our first team;

  •
  the overall performance of the equity markets;

  •
  industry related regulatory developments;

  •
  issuance of new or changed securities analysts' reports or recommendations;

  •
  additions or departures of key personnel;

  •
  investor perceptions of us and the football industry, changes in accounting standards, policies, guidance, interpretations or principles;

  •
  sale of our Class A ordinary shares by us, our principal shareholder or members of our management;

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

        These and other factors might cause the market price of our Class A ordinary shares to fluctuate substantially, which might limit or prevent investors from readily selling their shares of our Class A ordinary share and may otherwise negatively affect the liquidity of our Class A ordinary shares. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Class A ordinary shares could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 22 October 2013 we had 39,812,443 shares of Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        With the exception of 74,612 unvested shares of our Class A ordinary shares held by our executives, all of our Class A ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable limitations imposed under federal securities laws.

        In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding Class A ordinary shares.

Our ability to pay dividends is subject to restrictions in our existing revolving credit facility, our existing secured term loan facility, the indenture governing our senior secured notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

        Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Furthermore, neither of our Class A ordinary shares or Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares is limited by our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

        Our Class A ordinary shares are quoted in US dollars on the New York Stock Exchange. Our financial statements are prepared in pounds sterling. Fluctuations in the exchange rate between the pounds sterling and the US dollar will affect, among other matters, the US dollar value of the Class A ordinary shares and of any dividends.

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

We report as a US domestic corporation for US federal income tax purposes.

        As discussed more fully under "Item 10. Additional Information—E. Taxation", due to the circumstances of our formation and the application of Section 7874 of the US Internal Revenue Code of 1986, as amended (the "Code"), we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion "Item 10. Additional Information—E. Taxation," we will be required to withhold US income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.

        The trading market for our Class A ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our Class A ordinary shares could decrease, which could cause our stock price or trading volume to decline.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  During the 2012/13 season, our games generated a cumulative audience reach of over 3 billion viewers, according to the Futures Data, across 191 countries. On a per game basis, our 54 games attracted an average live cumulative audience reach of 47 million per game, based on the Futures Data.

  •
  Over 5 million items of Manchester United branded licensed products were sold in the last year, including over 2 million Manchester United jerseys. Manchester United branded products are sold through over 200 licensees in over 120 countries.

  •
  Our products are sold through more than 10,000 doors worldwide.

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2012/13 season, our 28 home games were attended by over 2 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 3 years, we have played 18 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. The CRM database now holds in excess of 33 million records, an increase of over 15 million year-on-year.

  •
  We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

  •
  Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of more than 63 million page views per month.

  •
  We have a very popular brand page on Facebook with over 36.1 million connections. In comparison, the New York Yankees have approximately 6.5 million Facebook connections and the Dallas Cowboys have approximately 5.7 million Facebook connections. Furthermore, Apple and Google, which were ranked first and second on Interbrand's 'Best Global Brands 2013' survey, have 9.8 million and 15.1 million Facebook connections, respectively.

  •
  Our July 2013 launch on Twitter attracted approximately 345,000 followers in its first 24-hours making it one of the most successful launches ever.

Our Business Model and Revenue Drivers

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. However, we review our revenue through three principal sectors—Commercial, Broadcasting and Matchday.

  •
  Commercial:    Within the Commercial revenue sector, we monetize our global brand via three revenue streams: sponsorship; retail, merchandising, apparel & product licensing; and new media & mobile. We believe that Commercial Revenue will be our fastest growing sector over the next few years.

  •
  Sponsorship:    We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a global, regional and product segmentation sponsorship strategy. Our global sponsorships include leading brands such as Aeroflot, Aon, DHL, Epson, General Motors (Chevrolet), Singha, Toshiba and Yanmar. In addition to our global sponsorships, we also have regional sponsors, such as Gloops, Honda, Kagome, Multistrada, Pepsi and Wahaha, who are our sponsors across a variety of products and categories in certain regions and local markets around the world. Our sponsorship revenue was £90.9 million, £63.1 million and £54.9 million for each of the years ended 30 June 2013, 2012 and 2011, respectively.

    •
    Retail, Merchandising, Apparel & Product Licensing:    We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business is currently managed by Nike, who pays us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2012/13 season, we received £25.3 million, which reflects the minimum guaranteed amount. We also recognized an additional £12.8 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2012/13 season as compared to the £8.4 million profit share we recognized during the 2011/12 season. Our retail, merchandising, apparel & product licensing revenue was £38.6 million, £33.8 million and £31.3 million for each of the years ended 30 June 2013, 2012 and 2011, respectively.

    •
    New Media & Mobile:    Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £23.0 million, £20.7 million and £17.2 million for each of the years ended 30 June 2013, 2012 and 2011, respectively.

    Our Commercial revenue was £152.5 million, £117.6 million and £103.4 million for each of the years ended 30 June 2013, 2012 and 2011, respectively, and grew at a compound annual growth rate of 21.4% from fiscal year 2011 through fiscal year 2013. The growth rate of our Commercial revenue from fiscal year 2011 to fiscal year 2012 was 13.7% and from fiscal year 2012 to fiscal year 2013 was 29.7%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

    Our other two revenue sectors, Broadcasting and Matchday, provide consistent cash flow and global media visibility that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:    We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, Champions League and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 80 countries around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £101.6 million, £104.0 million and £117.2 million for each of the years ended 30 June 2013, 2012 and 2011, respectively.

  •
  Matchday:    We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,766 and is the largest sporting club stadium in the U.K. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 16 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £109.1 million, £98.7 million and £110.8 million for each of the years ended 30 June 2013, 2012 and 2011, respectively.

Industry Overview

        Football is one of the most popular spectator sports on Earth and global follower interest has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel & product licensing, new media & mobile, broadcasting, and matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.

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

Our Competitive Strengths

        We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:    Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world's most popular spectator sports. We have won 62 trophies in nine different leagues, competitions and cups since 1908. Our on-going success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognized brand with a large, worldwide following:    Our 135-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetize our brand:    The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our global sponsorships include leading brands such as Aeroflot, Aon, DHL, Epson, General Motors (Chevrolet), Nike, Singha, Toshiba and Yanmar. In addition to our global sponsorships, we also have regional sponsors, such as Gloops, Honda, Kagome, Multistrada, Pepsi and Wahaha, who are our sponsors across a variety of products and categories in certain regions and local markets around the world. Our community of followers is strong in emerging markets, especially in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Well established global media and marketing infrastructure driving commercial revenue growth:    We have a large global team, working from our U.K. and Hong Kong offices, dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years' experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

  •
  Sought-after content capitalizing on the proliferation of digital and social media:    We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, Twitter, Sina Weibo and others, constitute an on-going growth opportunity.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of global and regional sponsors:    We are well positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 28.7% compound annual growth rate in our sponsorship revenue from fiscal year 2011 through fiscal year 2013 (the growth rate from fiscal year 2011 to fiscal year 2012 was 14.9% and from fiscal year 2012 to fiscal year 2013 was 44.1%). During fiscal year 2013 we announced 7 global sponsorship partnerships including a highly attractive shirt sponsorship deal with Chevrolet, 4 regional sponsorship partnerships, and 9 financial services and telecom agreements. Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on expanding a regional sponsorship model, segmenting new opportunities by product category and territory. As part of this strategy, we opened an office in Hong Kong in August 2012, which has already successfully completed multiple sponsorship contracts, and are in the process of opening an office in North America. These are in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:    We will focus on growing this business on a global basis by increasing our product range and improving distribution through further development of our wholesale, retail and e-commerce channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business, and may retain, redefine or limit some of the rights currently held and managed by our existing partner. We may also increase our focus on developing these rights more proactively, alone or with other partners.

  •
  Exploit new media & mobile opportunities:    The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world. We have made a number of recent new employee hires to enhance our ability to address these opportunities. In January 2013, we also acquired the remaining one-third stake in MUTV. Together these actions help to ensure that we have both a greater degree of control over the production, distribution and quality of our proprietary content; and better insight into how to evolve our new media strategy, as we continue to develop and roll out carefully targeted new products and services.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our new media & mobile offerings are in the early stages of development and present opportunities for future growth. We believe we have the opportunity to further leverage our extensive CRM database, which includes over 33 million CRM records, and our 35 million Facebook followers. We plan to implement a carefully considered strategy to target these individuals by the end of calendar year 2014.

  •
  Enhance the reach and distribution of our broadcasting rights:    We are well positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. The Premier League has recently finalized the sale of the television rights for its next three seasons commencing with the current 2013/14 season. Based on our expectation, we believe that, in the aggregate, the value of the domestic and international broadcast rights will increase from approximately £3.5 billion to over £5.0 billion for the next three-year cycle ending with the 2015/16 season. This demonstrates how the value of live sports programming has grown dramatically in recent years due to changes in how television content is distributed and consumed. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to over 80 countries around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

  •
  Diversify revenue and improve margins:    We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising, licensing and new media & mobile.

Our Market Opportunity

        We believe that we are one of the world's most recognizable global brands with a community of 659 million followers. Manchester United is at the forefront of live football, which is a key component of the global sports market.

        Other markets driving our business include the global advertising market, the global pay television market and the global apparel market.

        While our business represents only a small portion of our addressable markets and may not grow at a corresponding rate, we believe our global reach and access to emerging markets position us for continued growth.

        In addition, the explosion of growth in mobile technology and social media has driven a surge in demand for content, from news to video, which has resulted in a four-fold increase in our revenue from new media & mobile over the four years ending 30 June 2013. Our new media & mobile revenue was £23.0 million for the year ended 30 June 2013, which represented 6.3% of annual revenue for the year ended 30 June 2013. The mobile technology and social media markets in China and certain other developing countries are, however, still early in their growth process.

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 135 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        In 1986, our club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times and have never finished lower than third place. In total, we have won a record 20 English League titles, a record 11 FA Cups, 4 League Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex will remain a key member of the club as he became a director of Manchester United FC on 1 July 2013. In his place, David Moyes has been appointed team manager. David has won the League Managers' Association's Manager of the Year Award on three occasions: in 2003, 2005 and 2009.

        Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Eric Cantona, David Beckham, Ryan Giggs, Paul Scholes, Roy Keane, Bryan Robson, Cristiano Ronaldo, Wayne Rooney and Robin van Persie. The popularity of these players, our distinguished tradition and history, and the on-field success of our first team have allowed us to expand the club into a global brand with an international follower base.

        The following graph shows the success of our first team in the Premier League over the last 21 seasons:

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

        The following chart shows the historical success of our first team by trophies won:

TROPHIES WON

FA Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1965	1993	2007
1911	1967	1999	2008	1911	1967	1994	2008
1952	1993	2000	2009	1952	1977	1996	2010
1956	1994	2001	2011	1956	1983	1997	2011
1957	1996	2003	2013	1957	1990	2003	2013
FA Cup				Football League Cup
1909	1977	1990	1999	1992	2006	2009	2010
1948	1983	1994	2004
1963	1985	1996		European Cup/UEFA Champions League
				1968	1999	2008
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

Our Football Operations

        Our football operations are primarily comprised of the following activities: our first team, our reserve team, our youth academy, our global scouting networks, and other operations such as our sport science, medical and fitness operations at the Aon Training Complex, Carrington.

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

        We have 59 players under contract of whom 35 have made an appearance for our first team. The remaining players may play for the reserve team or youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

        Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e., a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on 31 August (or the following Monday if the 31 August falls on a weekend) of that year.

        Our players enter into contracts with us that follow a prescribed model based on Football Association Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us rights to use their image. Our first team players generally enter into contracts of between two and five years' duration.

        As of 22 October 2013, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	22	92	0
Anders Lindegaard	Goalkeeper	Danish	29	26	6
Ben Amos	Goalkeeper	English	23	7	5
Patrice Evra	Defense	French	32	344	52
Rio Ferdinand	Defense	English	34	439	81
Chris Smalling	Defense	English	23	92	7
Nemanja Vidic (captain)	Defense	Serbian	32	275	56
Fabio Pereira da Silva	Defense	Brazilian	23	54	2
Rafael Pereira da Silva	Defense	Brazilian	23	135	8
Jonny Evans	Defense	Northern Irish	25	159	34
Phil Jones	Defense	English	21	74	8
Alexander Büttner	Defense	Dutch	25	15	0
Marnick Vermijl	Defense	Belgian	21	1	0
Michael Keane	Defense	English	20	3	0
Anderson Luis de Abreu Oliveira (Anderson)	Midfield	Brazilian	25	175	8
Ryan Giggs	Midfield	Welsh	39	948	64
Michael Carrick	Midfield	English	32	331	31
Luis Carlos Almeida da Cunha (Nani)	Midfield	Portuguese	27	221	70
Darren Fletcher	Midfield	Scottish	29	312	61
Antonio Valencia	Midfield	Ecuadorian	28	156	60
Tom Cleverley	Midfield	English	24	55	11
Ashley Young	Midfield	English	28	61	30
Shinji Kagawa	Midfield	Japanese	24	30	51
Nick Powell	Midfield	English	19	6	0
Larnell Cole	Midfield	English	20	1	0
Tiago Manuel Dias Correia (Bebe)	Midfield	Portuguese	22	7	0
Wilfried Zaha	Midfield	English	30	1	2
Marouane Fellaini	Midfield	Belgian	26	6	45
Wayne Rooney	Forward	English	27	411	86
Javier "Chicharito" Hernandez	Forward	Mexican	25	122	57
Danny Welbeck	Forward	English	22	112	20
Robin van Persie	Forward	Dutch	30	58	81
Federico Macheda	Forward	Italian	22	36	0
Adnan Januzaj	Forward	Belgian	18	6	0
William Keane	Forward	English	20	1	0

(1)
The table includes all players who are contracted to Manchester United as of 22 October 2013 and have made at least one appearance for the Manchester United first team.

(2)
Apps means appearances for our first team through 22 October 2013.

(3)
Caps means appearances for a senior national football team through 22 October 2013.

Youth academy

        Our youth academy is a primary source of new talent for our first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our first team, thereby saving us the expense of purchasing those players in the transfer market. Players in our youth academy and reserve teams may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees.

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

        We expect to spend approximately £5 million in the year ended 30 June 2014 in connection with further updating and expanding the Aon Training Complex, our training facility.

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

Sponsorship development and strategy

        We pursue our global and regional sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team, recruited from three continents, located in Europe that focuses on developing commercial opportunities and sourcing new sponsors. We have opened an office in Hong Kong and will be opening an office in North America. We target potential sponsors we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.

        We offer category exclusivity on a global basis to companies within particular industries, such as airline, automobile, beverage and logistics. We also offer sponsorship exclusivity within a particular geography for certain industries, such as motorcycles, social gaming, soft drinks and tires.

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

        We intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product category segmented approach, which will include partnering with additional global and regional sponsors. Emerging markets such as Asia, which we expect to be a key focus for many of our prospective sponsors, are an important element of our sponsorship efforts.

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last three fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreement with Nike.

        The table below highlights some of our global and regional sponsors as of 1 July 2013:

Sponsor	Type of sponsorship	Product category
Aeroflot	Global sponsor	Airline
Aon	Global sponsor	Shirt, Training kit, Training Complex and Tour sponsor
Bwin	Global sponsor	Betting
Chevrolet	Global sponsor	Automobile
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Epson	Global sponsor	Office equipment
Kansai	Global sponsor	Paint
Mister Potato	Global sponsor	Snack
Singha	Global sponsor	Beer
Thomas Cook	Global sponsor	Travel
Toshiba Medical Systems	Global sponsor	Medical Systems
Yanmar	Global sponsor	Marine Diesel Engine
Gloops	Regional sponsor (Japan)	Social gaming
Honda	Regional sponsor (Thailand)	Motorcycles
Kagome	Regional sponsor (Japan)	Soft drinks
Multistrada	Regional sponsor (Indonesia)	Tyres
PepsiCo	Regional sponsor (Asia)	Soft drinks
Wahaha	Regional sponsor (China)	Soft drinks

Note: Shirt sponsorship revenue from Aon was £19.2 million, or 21.1% of our total sponsorship revenue, for the year ended 30 June 2013. Other than our shirt sponsorship agreements, we are not party to any agreement with any sponsor that is expected to contribute more than 4% of our revenue in any fiscal year (based on revenue in fiscal year 2013).

Sponsorship income from the Premier League

        In addition to revenue from contracts that we negotiate ourselves, we receive revenue from sponsorship arrangements negotiated collectively by the Premier League on behalf of its member teams. We receive, for example, income from the sale by the Premier League of the right to have a brand identity associated with the Premier League competition. The current title sponsor is Barclays plc under a contract that will expire at the end of the 2015/16 season and will pay the league £120.0 million over the course of the three year contract. Income from other commercial contracts negotiated by the Premier League is shared equally between the clubs that are to be in the Premier League for the season to which the income relates. Our pro rata income received from the other commercial contracts negotiated by the Premier League is not material to the Company's results of operations.

Shirt sponsor

        We are in the third season of a shirt sponsorship with Aon that is contracted through the end of the 2013/14 season. Under the agreement, we grant Aon exclusive shirt sponsorship rights which include the right for Aon to have its logo on our playing and replica kit, the right to use our brand and intellectual property in certain marketing campaigns as well as the right to advertise certain products at our stadium and in club media.

        In addition to our shirt sponsorship agreement, we have an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The shirt sponsorship and affinity agreements were entered into on 24 and 27 May 2009, respectively, and expire on 30 June 2014 and 30 June 2015, respectively. Together, the agreements guarantee an aggregate minimum of approximately £88 million in payments to the club. Shortly after signing, Aon made a payment to us of £34.3 million, representing an advance payment of approximately £8.6 million for each year of the shirt sponsorship agreement. Termination of the affinity agreement is not inter-conditional with the termination of the shirt sponsorship agreement. We retain the unilateral right to terminate either contract if the other is terminated. Our shirt sponsorship agreement with Vodafone provided for revenue of approximately £8.0 million per year for the years ended 30 June 2000 through 30 June 2006 and our shirt sponsorship with AIG provided for revenue of approximately £14.1 million per year for the years ended 30 June 2007 through 30 June 2010. The Vodafone and AIG shirt sponsorships included sponsorship rights to our training kit while the Aon agreement does not; sponsorship rights to our training kit were sold in a separate agreement. Our shirt sponsorship contracts are an example of our demonstrated ability to increase the value of our sponsorship relationships by either renewing our contract with an existing sponsor in return for increased payments or negotiating an agreement with a new sponsor in the category for increased payments.

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

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We also received approximately $18.6 million in fees in the 2012/13 season and we expect to receive approximately $18.6 million in fees in the 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement are approximately $559 million.

        The following graph shows our growth from shirt sponsorships since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.5166 as of 30 June 2013.

Training kit partner

        As a continuation of our approach to categorizing our commercial rights, we entered into our first training kit partnership with DHL effective from season 2011/12. Our kit includes apparel worn by our players while training and while warming up prior to a match. Under the training kit partnership agreement, we granted DHL the rights to have its logo on all training kit worn by the team as well as replica training kit. Our agreement with DHL terminated effective 30 June 2013.

        In April 2013 we announced a new business partnership with Aon which, from 1 July 2013, extended our relationship with Aon by an additional eight years to 2021. Under the new agreement, in addition to succeeding DHL as our training kit partner effective 1 July 2013, Aon has become the first ever partner of our training facility at Carrington. Aon has also become the presenting partner of all our pre-season tours through 2021.

Training facilities partner

        On 8 April 2013, we announced that Aon will become the first ever partner of our training facilities at Carrington, which has now been renamed the Aon Training Complex. The agreement runs from 1 July 2013 through the end of the 2020/21 season.

Global, regional and supplier sponsors

        In addition to revenue from our shirt and training kit sponsors, we generated a further £34.3 million in the year ended 30 June 2013 from global, regional and supplier sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include China Construction Bank (China), MBNA (UK), Shinsei Bank (Japan), Santander (Norway), Denizbank (Turkey), Ekspres Bank (Denmark), and BIDV (Vietnam).

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 3 years, we have played 18 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States.

        We receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2012/13 season, our promotional exhibition games and promotional tours generated £5.4 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a significant growth opportunity as we continue to play exhibition games around the world.

Retail, Merchandising, Apparel & Product Licensing

        Unlike American teams in the NFL, MLB and NHL, Manchester United retains full control of the use and monetization of its intellectual property rights worldwide in the areas of retail, merchandising, apparel & product licensing.

        Our retail, merchandising, apparel & product licensing business is currently managed by Nike. We are in the twelfth year of a 13 year agreement with Nike, which guarantees an aggregate minimum of £303 million in sponsorship and licensing fees to the club, subject to certain reductions discussed below. Under the terms of the agreement, we granted Nike an exclusive license to exploit certain of our intellectual property, retail, promotional and image rights, subject to certain exceptions. Nike has incorporated a subsidiary, Manchester United Merchandising Limited ("MUML"), to which it has granted a sublicense in respect of those certain rights. Nike supplies our playing kit and, through MUML, operates our global product licensing, merchandising and the retail operations. A range of products, including the replica kit, training wear and other apparel are sold through the club store at Old Trafford as well as retail outlets throughout the world.

        In addition, net profits (over and above sponsorship and licensing fees) generated by Nike from the licensing, merchandising, and retail operations are shared equally between us and Nike over the duration of the contract. We recognize revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. Since the 2009/10 season, we have invested in staff and resources dedicated to maximizing cumulative profits and worked closely with Nike to grow the revenue and profit of this merchandising business.

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

Retail

        In addition to our flagship retail store at Old Trafford, we have Manchester United branded retail locations in Singapore, Macau, Thailand and India. Nike currently manages our retail stores under our agreement with them.

Merchandising & product licensing

        MUML currently has over 200 licensees serving over 120 countries. These licensees produce a wide range of Manchester United products like mugs, bedding and toys, which are highly sought after by our followers around the world. Under our product licensing agreements, we receive royalties from the sales of specific Manchester United branded products. Under some product licensing agreements, we receive a minimum guaranteed payment from the licensee. Some licensees are granted exclusive rights under specific product categories on a global basis; others are granted exclusive rights under specific product categories, but only within a specific country or geographic region. Some licensees are permitted to sublicense within their geographic region.

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

New Media & Mobile

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. Our website, www.manutd.com, is published in 7 languages and over the last 12 months attracted an average of approximately 6 million unique users and approximately 63 million page views per month. We use our website, which incorporates e-commerce and video subscription services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience. Our Facebook page currently has over 36.1 million connections and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since July 2010:

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

        We have entered into regional agreements with mobile operators to whom we grant rights to operate our "MU Mobile" service in numerous countries. These rights include the permission to deliver Manchester United content to customers on a territory-exclusive basis and certain intellectual property rights to market and promote the service in the relevant region. The content provided includes highlight clips, match and news text alerts, ringtones and wallpapers. Our mobile and telecommunications partners operate the service on a geographically exclusive basis and use our intellectual property to drive awareness of their brands and product offerings. These partnerships are based on contracts lasting from two to five years.

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

        We currently have over 36.1 million connections on our Facebook page. We use Facebook as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience. While there is no guarantee that our Facebook connections will continue to grow at comparable rates in the future, we believe Facebook will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, which will enhance our ability to convert them into customers through international memberships, video on demand subscriptions and e-commerce.

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

Customer relationship management

        One of our ongoing strategic objectives is to further develop our understanding of and deepen the relationships with our followers. We operate a CRM database in order to better understand the size, location, demographics and characteristics of our follower base on an aggregated basis. Our CRM database enables us to more effectively target our product and service offerings such as digital subscription services, merchandise and tickets. A deep understanding of our follower base is also valuable to sponsors and media partners who seek to access specific customer categories with targeted and relevant advertising.

Broadcasting

        Broadcasting includes all revenue covering domestic and international television and radio rights to the Premier League, the Champions League and domestic cup competitions. Revenue from the sale of television rights are represented by both free television and pay television worldwide. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 80 countries around the world.

        Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions.

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

        In the Champions League, media agreements are typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, representing a significant portion of the total, and an additional amount for each match played as well as a bonus based on its performance in the group and qualification for the round of 16, quarter-finals, and semi-finals. The runner-up and winner of the competition also earn additional amounts. In the 2012/13 season, each club received a total of €8.6 million in participation and match bonuses. In addition, each club had the potential to earn up to €6.0 million in performance bonuses. Qualification for the round of 16 was worth an additional €3.5 million per club, an additional €3.9 million per club for the quarter-finals, and an additional €4.9 million per club for the semi-finals. The runner-up of the competition earned an additional €6.5 million and the winner earned an additional €10.5 million.

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

MUTV

        MUTV is our wholly-owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including news, game highlights, and exclusive "behind the scenes" coverage our club.

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

        MUTV was founded in 1997 to be a dedicated television channel for the club. MUTV Limited, the owner of MUTV, was originally an equal equity interest joint venture between us, Sky Ventures Limited, a wholly-owned subsidiary of Sky, and ITV plc. We bought ITV plc's one-third share in MUTV Limited in November 2007 and in January 2013 we acquired the remaining one-third of the issued share capital of MUTV Limited from Sky Ventures Limited. MUTV Limited is now our wholly-owned subsidiary.

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

Matchday

        Our stadium, which we own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford. Old Trafford is now the largest football club stadium in the United Kingdom, with a capacity of 75,766, and has one of the highest attendance rates of any football club in the Premier League. The stadium has been completely renovated and has all the modern luxuries of any new stadium, including 153 luxury boxes, approximately 8,000 executive club seats, 15 restaurants and 4 sports bars.

        We have one of the highest capacity utilizations among English clubs, with an average attendance for our home Premier League matches of 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season. We also derive revenue from the sale of hospitality packages, food, drinks, event parking and programs on matchdays.

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

        We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from matchday sales going forward.

Manchester United Museum

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 135-year history. In addition, it houses the club's most precious artifacts and trophies. In 2012/13, we estimate that approximately 355,000 people visited the Manchester United Museum making our museum the most visited football club museum in the United Kingdom.

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

        The first break-even assessment began ahead of registration for the 2013/14 season. The break-even assessment is based on the sum of financial information for the three seasons prior to the assessment date with the exception of the first assessment for the 2013/14 season which takes into consideration the financial statements for football club fiscal years ending in 2012 and 2013. Monitoring of overdue payables commenced from June 2011. The first sanctions may be applied from the 2014/15 season.

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

        In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Manchester United Limited of such footage will be the subject of a license from the competition organizer.

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

  •
  Television media:  We receive media income primarily from the Premier League and Champions League media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed "—Revenue Sectors—Broadcasting." On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.

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

Real Property

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving credit facility, our secured term loan facility and our senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight

Terminal is not encumbered as it has already been given as security under the Alderley Facility; and (b) the Aon Training Complex is not encumbered.

Key property and location	Primary function	Owned/leased	Owner/lessor	Area
				(approx. m2)
Old Trafford Football Stadium, Manchester, Lancashire	Football stadium	Owned (freehold)	Manchester United Limited	205,000
Aon Training Complex, Carrington, Trafford	Football training facility	Owned (freehold)	Manchester United Limited	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	Manchester United Limited	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	Manchester United Limited	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	Alderley Urban Investments Limited	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	Manchester United Limited	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	10,800
Office space, central London	Offices	Leased (through March 2021)	Manchester United Limited	1,100
Office space, Washington, D.C., United States	Offices	Leased (through October 2016)	Manchester United Limited	658
Office space, central Hong Kong	Offices	Leased (through September 2014)	Manchester United Limited	500

Legal Proceedings

        We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any significant losses arising from these legal proceedings is remote and accordingly no provision has been made in our consolidated balance sheet as of 30 June 2013 in accordance with IFRS.

Subsidiaries

        Our directly or indirectly wholly-owned principal subsidiaries are: Red Football Finance Limited; Red Football Holdings Limited; Red Football Shareholder Limited; Red Football Joint Venture Limited; Red Football Limited; Red Football Junior Limited; Manchester United Limited; Manchester United Football Club Limited; MU Finance plc; Manchester United Interactive Limited; Manchester United Commercial Enterprises (Ireland) Limited; Alderley Urban Investments Limited; and MUTV Limited. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

Customers

        Our top five customers represented 45.5%, 50.1% and 51.5% of our total revenue in each of the years ended 30 June 2013, 2012 and 2011, respectively. Our top five customers are the Premier League, Nike, UEFA, Aon and DHL. See "Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer is the Premier League, who represented 17.6%, 19.9% and 19.1% of our total revenue in each of the years ended 30 June 2013, 2012 and 2011, respectively. Our second largest customer is Nike, who represented 10.6%, 10.5% and 9.4% of our total revenue in each of the years ended 30 June 2013, 2012 and 2011, respectively.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 135-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday. We attract leading global companies such as Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

How We Generate Revenue

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

Revenue Drivers

Commercial

        Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Our Commercial revenue was £152.5 million for the year ended 30 June 2013.

Sponsorship

        We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. We typically contract with our commercial sponsors in 2-5 year terms and have demonstrated an ability to increase the value of these relationships over time by either renewing our existing contracts at higher prices or by marketing new opportunities for sponsorship agreements. For example, Aon became our exclusive shirt sponsor in June 2010 and this sponsorship is currently contracted through the end of the 2013/14 season. Revenue from our Aon shirt sponsorship will be approximately £20 million for each of the remaining seasons under our current contract in addition to a financial services agreement worth approximately £3.2 million per year. This represents a material increase from the AIG shirt sponsorship deal, which was worth approximately £14.1 million per season.

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We also receive approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement are approximately $559 million.

        On 8 April 2013, we announced an agreement expanding our sponsorship relationship with Aon. In addition to being our current shirt sponsor through the end of the 2013/14 season, effective as of 1 July 2013, Aon became the first ever sponsor of our training facilities at Carrington. Further, Aon succeeded DHL as our training kit partner and our players and coaching staff will wear Aon-branded training kits at all domestic matches, as well as during training sessions. Under the agreement, Aon became the presenting partner of all our pre-season tours for the next eight years, including the 2013 tour in Asia Pacific. The term of the agreement runs through the end of the 2020/21 season.

        Total sponsorship revenue for the year ended 30 June 2013 was £90.9 million, an increase of £27.8 million, or 44.1%, over the year ended 30 June 2012, driven by new and renewed contracts with incremental pricing increases.

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

        Nike currently manages our retail, merchandising, apparel & product licensing operations pursuant to the terms of a 13 year agreement, expiring in 2015, which guarantees us an aggregate minimum of £303 million in sponsorship and licensing fees. In return for its rights under the agreement, Nike pays us an annual installment in respect of the £303 million minimum consideration. For the years ended 30 June 2013, 2012, and 2011, our agreement with Nike generated revenue of £25.3 million, £25.4 million and £23.3 million, respectively, which reflects the minimum guaranteed revenue under the agreement. For the years ending 30 June 2014 and 2015, subject to certain reductions under various circumstances, including in the event our first team is relegated from the Premier League or fails to qualify for certain European competitions, our agreement with Nike will generate minimum guaranteed revenue of £25.3 million and £25.4 million, respectively (an aggregate of £50.7 million in the remaining term of the agreement), providing a steady revenue stream during that period. The amount of the reduction in payment under the agreement depends upon the circumstances, but the maximum possible reduction would be £6.35 million if our first team is relegated from the Premier League.

        In addition, net profit (over and above the guaranteed revenue noted above) generated by Nike over the duration of the contract from the licensing, merchandising, and retail operations are shared equally between us and Nike. We recognize revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. See "—Liquidity and Capital Resources" and "—Critical Accounting Policies and Judgments." Our retail, merchandising, apparel & product licensing revenue from both the minimum guarantee and the profit share was £38.6 million for the year ended 30 June 2013.

New Media & Mobile

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our new media & mobile revenue was £23.0 million, £20.7 million, and £17.2 million for the years ended 30 June 2013, 2012 and 2011, respectively.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, Champions League and other competitions. The growing popularity of the Premier League and Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. On 13 June 2012, the Premier League announced a three year broadcasting contract for the live rights to 154 games in the United Kingdom worth £3.018 billion through the 2015/16 season. This new contract represents a £1.25 billion increase from the previous three year contract for the live television rights in the United Kingdom and a continuing growth trend from prior years. We expect that the value of the international broadcast rights for the next three year cycle will increase approximately 35-40% from £456 million per year for the previous cycle, which included the 2010/11, 2011/12 and 2012/13 seasons. Based on our expectation, we believe that, in the aggregate, the value of the domestic and international broadcast rights will increase from approximately £3.5 billion to over £5.0 billion for the next three-year cycle ending with the 2015/16 season. Media rights for the Champions League grew, according to the UEFA and internal data, from €865 million per season for each of the 2010/11, 2011/12 and 2012/13 seasons under the previous three year contract to approximately €1,059 million per season under the current three year contract. Our share of the revenue under the Premier League broadcasting rights contract amounted to £61.5 million, £61.3 million and £60.2 million for the 2012/13, 2011/12 and 2010/11 seasons, respectively, and our share of the revenue under the Champions League broadcasting rights contract amounted to £31.3 million, £33.9 million and £46.9 million for the 2012/13, 2011/12 and 2010/11 seasons, respectively. Our participation in the Premier League and Champions League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for the Champions League or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted. In addition, our global television channel, MUTV, delivers Manchester United programming to over 80 countries around the world. MUTV generated total revenue of £8.6 million, £8.8 million and £8.7 million for each of the years ended 30 June 2013, 2012 and 2011, respectively. Our Broadcasting revenue was £101.6 million for the year ended 30 June 2013.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, League Cup and Champions League. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for Champions League, FA Cup and League Cup matches. Our Matchday revenue was £109.1 million for the year ended 30 June 2013, which primarily included £54.2 million from gate receipts and £33.6 million from hospitality.

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

        We have also changed the composition of our general admission seats, improving the mix of ticketing options and developing a categorized approach for ticket pricing across each of our different seating options within the stadium. As a result, between the 2005/06 season and the 2012/13 season, the weighted average general admission ticket prices for our Premier League matches played at Old Trafford increased at a compound annual growth rate of 5.0%.

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

Amortization and depreciation

        We amortize the capitalized costs associated with the acquisition of players' registrations. These costs are amortized over the period of the employment contract agreed with a player. If a player extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players' registrations from year to year and period to period reflect additional transfer fees paid for the acquisition of players, the impact of contract extensions and the disposal of players' registrations. As such, increased players' registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player registration costs vary from period to period, this may drive variability in our results of operations.

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

Profit on disposal of players' registrations

        We recognize profits or losses on the disposal of players' registrations in our income statement. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first team and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. Net finance costs were £70.8 million for the year ended 30 June 2013. See "—Indebtedness."

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

        On 24 June 2013, we exercised our option to redeem (in full) £177.8 million in aggregate principal amount of our outstanding 8 3/4% pounds sterling senior secured notes due 2017 and (in part) $22.1 million in aggregate principal amount of our outstanding 8 3/8% US dollar senior secured notes due 2017 with borrowings from our secured term loan facility. We redeemed the senior secured notes at a redemption price, in respect of the 8 3/4% pounds sterling senior secured notes, equal to 108.750% of the principal amount of the 8 3/4% pounds sterling senior secured notes to be redeemed (or £1,087.50 per £1,000.00 in principal amount), and, in respect of the 8 3/8% US dollar senior secured notes, equal to 108.375% of the principal amount of the 8 3/8% US dollar senior secured notes to be redeemed (or $1,083.75 per $1,000.00 in principal amount) plus accrued and unpaid interest to 24 June 2013.

Taxes

        During each of the three years ended 30 June 2013, 2012 and 2011, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2013, we were subject to a weighted UK statutory tax rate of 23.75%, during the year ended 30 June 2012, we were subject to a weighted statutory tax rate of 25.5% and during the year ended 30 June 2011, we were subject to a weighted statutory tax rate of 27.5%. While we paid UK corporation tax in fiscal year 2011, our cash tax rate was lower than the weighted statutory rate of tax due to a number of factors, including the utilization of brought forward tax losses.

        Following the reorganization transactions, although we are organized as a Cayman Islands corporation, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate of 35%. We expect to receive a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. Over the next few years, our effective tax rate may be volatile primarily due to the potential mismatch in the recognition of UK current tax liabilities and US deferred tax assets. During the same period we expect our total cash tax rate to be lower than the US statutory rate of 35% due to future US tax deductions related to differences in the book and tax basis of our assets as of the date of the reorganization. Thereafter, we expect our cash tax rate to align more closely with US statutory rate of 35%.

        We may also be subject to US state and local income (franchise) taxes based generally upon where we are doing business. These tax rates vary by jurisdiction and the tax base. Generally, state and local taxes are deductible for US federal income tax purposes. Furthermore, because most of our subsidiaries are disregarded from their owner for US federal income tax purposes, we are not able to control the timing of much of our US federal income tax exposure. In calculating our liability for US federal income tax, however, certain of our deductible expenses are higher than the amount of those same expenses under UK corporation tax rules, owing to differences in the relevant rules of the two jurisdictions and the related difference in the opening book versus tax basis of our assets and liabilities. Finally, our UK tax liability can be credited against our US federal income tax liabilities, subject to US rules and limitations. Nevertheless, over time we expect to pay higher amounts of tax than had we remained solely liable to tax in the United Kingdom. As a result, over time we do not expect our future taxation, either with respect to nominal tax rates, effective tax rates or total liability, to be comparable to those we experienced in the three fiscal years preceding the reorganization transactions.

Seasonality

        We experience seasonality in our sales and cash flow, limiting the overall comparability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years.

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2013, 2012 and 2011.

	Year ended 30 June
	2013	2012	2011
	(£'000)
Income Statement Data
Revenue	363,189	320,320	331,441

Analyzed as:
Commercial revenue	152,441	117,611	103,369
Broadcasting revenue	101,625	103,991	117,249
Matchday revenue	109,123	98,718	110,823

Operating expenses—before exceptional items	(304,120)	(274,411)	(267,986)

Analyzed as:
Employee benefit expenses	(180,523)	(161,688)	(152,915)
Other operating expenses	(74,114)	(66,983)	(68,837)
Depreciation	(7,769)	(7,478)	(6,989)
Amortization of players' registrations	(41,714)	(38,262)	(39,245)
Operating expenses—exceptional items	(6,217)	(10,728)	(4,667)

Total operating expenses	(310,337)	(285,139)	(272,653)
Operating profit before profit on disposal of players' registrations	52,852	35,181	58,788
Profit on disposal of players' registrations	9,162	9,691	4,466

Operating profit	62,014	44,872	63,254

Finance costs	(72,082)	(50,315)	(52,960)
Finance income	1,275	779	1,710

Net finance costs	(70,807)	(49,536)	(51,250)

(Loss)/profit on ordinary activities before tax	(8,793)	(4,664)	12,004
Tax credit	155,212	27,977	986

Profit for the year	146,419	23,313	12,990

Attributable to:
Owners of the parent	146,250	22,986	12,649
Non-controlling interest	169	327	341

Year Ended 30 June 2013 as Compared to the Year Ended 30 June 2012

	Year ended 30 June
			% Change 2013 over 2012
	2013	2012
	(in £ millions)
Revenue	363.2	320.3	13.4%
Commercial revenue	152.5	117.6	29.7%
Broadcasting revenue	101.6	104.0	(2.3)%
Matchday revenue	109.1	98.7	10.5%
Total operating expenses	(310.3)	(285.2)	8.8%
Employee benefit expenses	(180.5)	(161.7)	11.6%
Other operating expenses	(74.1)	(67.0)	10.6%
Depreciation	(7.8)	(7.5)	4.0%
Amortization of players' registrations	(41.7)	(38.3)	8.9%
Exceptional items	(6.2)	(10.7)	(42.1)%
Profit on disposal of players' registrations	9.1	9.7	(6.2)%
Net finance costs	(70.8)	(49.5)	43.0%
Tax credit	155.2	28.0	454.3%

Revenue

        Our consolidated revenue for the year ended 30 June 2013 was £363.2 million, an increase of £42.9 million, or 13.4%, compared to the year ended 30 June 2012, as a result of an increase in revenue in our Commercial and Matchday sectors, which was partially offset by a decrease in revenue in our Broadcasting sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2013 was £152.5 million, an increase of £34.9 million, or 29.7%, over the year ended 30 June 2012.

  •
  Sponsorship revenue for the year ended 30 June 2013 was £90.9 million, an increase of £27.8 million, or 44.1%, over the year ended 30 June 2012, primarily as a result of the shirt pre-sponsorship support from General Motors of £11.9 million and an increase from the addition of several new global and regional sponsorships.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2013 was £38.6 million, an increase of £4.8 million, or 14.2%, over the year ended 30 June 2012, primarily as a result of additional profit share received pursuant to the agreement with Nike.

  •
  New media & mobile revenue for the year ended 30 June 2013 was £23.0 million, an increase of £2.3 million, or 11.1%, over the year ended 30 June 2012, primarily as a result of the commencement of new mobile partnerships and increased revenues from existing partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2013 was £101.6 million, a decrease of £2.4 million, or 2.3%, over the year ended 30 June 2012. Broadcasting revenue was primarily impacted by our UEFA Champions League distributions for fiscal 2013 being based on a 25% share for finishing as runner-up in the Premier League in the preceding season, compared to a 40% share in fiscal 2012 for finishing as champions in the Premier League in the preceding season.

Matchday revenue

        Matchday revenue for the year ended 30 June 2013 was £109.1 million, an increase of £10.4 million, or 10.5%, over the year ended 30 June 2012. The increase in Matchday revenue was due primarily to hosting certain matches at the summer 2012 Olympic Games and five domestic cup home fixtures in fiscal 2013 compared to one in fiscal 2012.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization of players' registrations and exceptional items) were £310.3 million in the year ended 30 June 2013, an increase of £25.1 million, or 8.8%, over the year ended 30 June 2012.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2013 were £180.5 million, an increase of £18.8 million, or 11.6%, over the year ended 30 June 2012. This increase was primarily due to new player signings, existing player wage increases and growth in commercial headcount.

Other operating expenses

        Other operating expenses for the year ended 30 June 2013 were £74.1 million, an increase of £7.1 million, or 10.6%, over the year ended 30 June 2012. This increase was primarily due to an increase in domestic cup gateshare costs, catering direct costs, and police and security costs—associated with the domestic cup home games played in the year, as well as costs of hosting the matches at the summer 2012 Olympic Games.

Depreciation

        Depreciation for the year ended 30 June 2013 amounted to £7.8 million, an increase of £0.3 million, or 4.0%, over the year ended 30 June 2012.

Amortization of players' registrations

        Amortization of players' registrations for the year ended 30 June 2013 was £41.7 million, an increase of 3.4 million, or 8.9%, over the year ended 30 June 2012. Increases in amortization due to player acquisitions during the year (mainly Robin van Persie, Shinji Kagawa,Wilfried Zaha and Nick Powell) were partially offset by reductions due to departed players (mainly Dimitar Berbatov). The unamortized balance of existing players' registrations as of 30 June 2013 was £119.9 million, of which £44.1 million is expected to be amortized in the year ended 30 June 2014. The remaining balance is expected to be amortized over the four years to 30 June 2018. This does not take into account player additions after 30 June 2013, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2013, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items of £6.2 million were recognized for the year ended 30 June 2013, of which £3.8 million related to professional advisory fees in connection with the recently completed IPO and previously proposed public offering of shares and £2.4 million related to compensation paid to coaching staff on loss of office as a result of staff changes following the retirement of the team manager and the subsequent appointment of a new team manager. Exceptional items of £10.7 million were recognized for the year ended 30 June 2012, of which £8.9 million related to professional advisory fees in connection with the recently completed IPO and previously proposed public offering of shares and £1.8 million related to an increase in the provision relating to the Football League pension scheme deficit following an actuarial valuation.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2013 was £9.1 million, a decrease of £0.6 million, or 6.2%, over the year ended 30 June 2012. The profit on disposal of players' registrations for the year ended 30 June 2013 related to the disposals of Robbie Brady (Hull), Park Ji-Sung (QPR), Dimitar Berbatov (Fulham) and Paul Pogba (Juventus). The profit on disposal of players' registrations for the year ended 30 June 2012 related to the disposals of Gabriel Obertan (Newcastle), Wes Brown and John O'Shea (Sunderland), Darron Gibson (Everton), Mame Diouf (Hannover), Ravel Morrison (West Ham), and Danny Drinkwater, Matty James and Ritchie De Laet (Leicester).

Net finance costs

        Net finance costs for the year ended 30 June 2013 were £70.8 million, an increase of £21.3 million, or 43.0%, over the year ended 30 June 2012. The primary reasons for this increase were the premium paid on the redemption of senior secured notes of £22.0 million (£16.7 million of this increase related to our 24 June 2013 redemption of £177.8 million in aggregate principal amount of our outstanding 8 3/4% pounds sterling senior secured notes due 2017 and $22.1 million in aggregate principal amount of our outstanding 8 3/8% US dollar senior secured notes due 2017), compared to £2.2 million in the prior year, and the amortization of issue discount and debt finance costs of £11.8 million, compared to £2.3 million in the prior year. This increase was offset by reduced interest payable on senior secured notes of £4.3 million, a £1.7 million favorable foreign exchange swing on the translation of our US dollar denominated senior secured notes, a £1.0 million gain on the translation of our new US dollar denominated secured term loan and a £0.5 million increase in interest receivable.

Tax credit

        For the year ended 30 June 2013, we recorded a non-cash tax credit of £155.2 million, largely comprising the recognition of US deferred tax assets.

        As a result of the reorganization transactions related to the IPO, we inherited the £96.1million carried forward US tax bases of Red Football Limited Partnership, which we expect to benefit from by way of future US tax deductions.

        Furthermore, the reorganization transactions related to the IPO resulted in additional US tax bases or "step-up" that we currently expect to result in the availability of further US tax deductions. The resulting increase in tax bases is currently estimated to be approximately $350 million (£225 million) gross, although not all of this is expected to result in increased US tax deductions. The deductible element of the "step-up" was not finalized at the time of preparation of the financial statements for the year ended 30 June 2013 and consequently the £31.9 million recognized as a deferred tax asset with respect to the step-up reflects management's current best estimate. We expect to finalize this position by the end of fiscal 2014.

        In addition, we expect to utilize any future UK taxes paid as foreign tax credits in the US, allowing us to "mirror" our existing UK net deferred tax liability as a deferred tax asset in the US. As our existing UK net deferred tax liability unwinds, we expect there to be UK taxable income that will result in a foreign tax credit in the US. The benefit of the expected foreign tax credit in the US has resulted in a deferred tax asset of £25.3 million.

        The £153.3 million US deferred tax asset recognized in connection with the reorganization transactions related to the IPO, a portion of which has been utilized during the year ended 30 June 2013, reflects management's current expectation that there will be sufficient future taxable profits to utilize future US tax deductions.

        In the prior year, we recorded a tax credit of £28.0 million primarily due to the recognition of previously unrecognized UK tax losses as a UK deferred tax asset and the continuing release of the UK deferred tax liabilities.

Year Ended 30 June 2012 as Compared to the Year Ended 30 June 2011

	Year ended 30 June
			% Change 2012 over 2011
	2012	2011
	(in £ millions)
Revenue	320.3	331.4	(3.3)%
Commercial revenue	117.6	103.4	13.7%
Broadcasting revenue	104.0	117.2	(11.3)%
Matchday revenue	98.7	110.8	(10.9)%
Total operating expenses	(285.2)	(272.6)	4.6%
Employee benefit expenses	(161.7)	(152.9)	5.7%
Other operating expenses	(67.0)	(68.8)	(2.6)%
Depreciation	(7.5)	(7.0)	7.1%
Amortization of players' registrations	(38.3)	(39.2)	(2.3)%
Exceptional items	(10.7)	(4.7)	127.7%
Profit on disposal of players' registrations	9.7	4.5	115.6%
Net finance costs	(49.5)	(51.3)	(3.5)%
Tax credit	28.0	1.0	2,700.0%

Revenue

        Our consolidated revenue for the year ended 30 June 2012 was £320.3 million, a decrease of £11.1 million, or 3.3%, as compared to the year ended 30 June 2011, as a result of a decrease in revenue in our Broadcasting and Matchday sectors, which was partially offset by an increase in revenue in our Commercial sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2012 was £117.6 million, an increase of £14.2 million, or 13.7%, over the year ended 30 June 2011. The increase in Commercial revenue reflects an increase of £8.2 million from the addition of several new global and regional sponsorships. We also experienced an increase of £1.5 million from our shirt sponsorship, as well as an increase of £0.9 million in revenue generated from tours. In addition, additional profit share pursuant to the arrangement with Nike recognized in the years ended 30 June 2012 and 2011 amounted to £8.4 million and £5.7 million, respectively.

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

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization of players' registrations and exceptional items) were £285.2 million in the year ended 30 June 2012, an increase of £12.6 million, or 4.6%, over the year ended 30 June 2011.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2012 were £161.7 million, an increase of £8.8 million, or 5.7%, over the year ended 30 June 2011. This increase was primarily due to an increase in football player and staff compensation, offset by lower success related bonuses compared to the year ended 30 June 2011 when we won the Premier League Championship and reached the Champions League final. The increasingly competitive global market for football players continues to be a primary driver of staff costs. Throughout the two years ended 30 June 2012, our employee benefit expenses increased as a result of increases to player compensation reflecting our ongoing strategy of investing in our first team. There have also been increases to our overall number of non-football employees, driven in large part by the expansion of our commercial operations.

Other operating expenses

        Other operating expenses for the year ended 30 June 2012 were £67.0 million, a decrease of £1.8 million or 2.6% over the year ended 30 June 2011. This decrease was primarily due to reduced travel costs compared to the year ended 30 June 2011 when the first team reached the Champions League final and reduced gateshare payments to our opponents due to fewer domestic cup matches played at Old Trafford in the year ended 30 June 2012. This decrease was partially offset by a general underlying growth in operating expenditure largely associated with the continued growth of our commercial operations.

Depreciation

        Depreciation for the year ended 30 June 2012 amounted to £7.5 million, an increase of £0.5 million, or 7.1%, over depreciation of £7.0 million for the year ended 30 June 2011.

Amortization of players' registrations

        Amortization of players' registrations for the year ended 30 June 2012 was £38.3 million, which was largely in line with £39.2 million for the year ended 30 June 2011. Increases in amortization due to player acquisitions during the year (mainly Phil Jones, David de Gea and Ashley Young) were offset by reductions due to contract extensions (mainly Anderson, Chris Smalling and Antonio Valencia) and departed players (mainly Owen Hargreaves). The unamortized balance of existing players' registrations as of 30 June 2012 was £112.4 million, of which £30.4 million is expected to be amortized in the year ended 30 June 2013. The remaining balance is expected to be amortized over the three years to 30 June 2016. This does not take into account player additions after 30 June 2012, which would have the effect of increasing the amortization expense in future periods; nor does it consider disposals subsequent to 30 June 2012, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items of £10.7 million were recognized for the year ended 30 June 2012, of which £8.9 million related to professional advisory fees in connection with the recently completed IPO and previously proposed public offering of shares and £1.8 million related to an increase in the provision relating to the Football League pension scheme deficit following an actuarial valuation. Exceptional items of £4.7 million were recognized for the year ended 30 June 2011, of which £2.7 million related to professional advisory fees in connection with a proposed public offering of shares and £2.0 million related to an impairment of investment property.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2012 was £9.7 million, an increase of £5.2 million, or 115.6%, over the year ended 30 June 2011. The profit on disposal of players' registrations for the year ended 30 June 2012 related to the disposals of Gabriel Obertan (Newcastle), Wes Brown and John O'Shea (Sunderland), Danny Drinkwater (Leicester), Darron Gibson (Everton), Mame Diouf (Hannover), Ravel Morrison (West Ham), and Matty James and Ritchie De Laet (Leicester). The profit on disposal of players' registrations for the year ended 30 June 2011 related mainly to the transfers of Craig Cathcart, Rodrigo Possebon, Magnus Wolff Eikram, James Chester and Cameron Stewart with additional trigger payments being received for players previously transferred.

Net finance costs

        Net finance costs for the year ended 30 June 2012 were £49.5 million, a decrease of £1.8 million, or 3.5%, as compared to £51.3 million for year ended 30 June 2011. The main reasons for this decrease were a £6.4 million decrease in interest payable on bank loans and senior secured notes primarily due to repurchases of senior secured notes and a £16.9 million decrease in interest payable and accelerated amortization of debt issue on the secured payment in kind loan following repayment of this loan mid-way through the year ended 30 June 2011. These decreases were partly offset by an unrealized loss of £5.2 million on the translation of our US dollar denominated senior secured notes in the year ended 30 June 2012 compared to an unrealized gain of £16.4 million in the year ended 30 June 2011 (an adverse movement of £21.6 million). Foreign exchange gains or losses are not a cash charge and could reverse depending on dollar/sterling exchange rate movement. Any gain or loss on a cumulative basis will not be realized until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax credit

        The tax credit for the year ended 30 June 2012 was £28.0 million as compared with a tax credit of £1.0 million for the year ended 30 June 2011. The increase primarily resulted from the recognition of a previously unrecognized UK deferred tax asset. This asset relates to previously unrecognized UK tax losses.

Critical Accounting Policies and Judgments

        The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the years ended 30 June 2013, 2012 and 2011 included elsewhere in this Annual Report.

        The JOBS Act permits an "emerging growth company" like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. At the effective date of our IPO, we chose to "opt out" of this provision and, as a result, we are complying with, and will continue to comply with, new or revised accounting standards as required when they are adopted. Our decision to opt out of the extended transition period is irrevocable.

        We believe that the following accounting policies reflect the most critical judgments, estimates and assumptions and are significant to the consolidated financial statements.

Revenue recognition

Commercial

        Commercial revenue comprises amounts receivable from the utilization of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue and fees generated by the Manchester United first team promotional tours.

        Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. Certain sponsorship contracts include additional profit share arrangements based on cumulative profits earned from the utilization of the Manchester United brand.

        Under the terms of sponsorship contracts that include profit share arrangements, such profit share may be recouped by the sponsor against future minimum guarantees should the future financial performance result in profits below the minimum guarantee. Any additional profit share on such arrangements is only recognized when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the revenue is considered probable. When profit share is recognized it is recorded ratably over the term of the contract period.

        In assessing whether any additional profit share is probable and should therefore be recognized, management carries out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions. Such forecasts of future financial performance may differ from actual financial performance, which could result in a difference in the revenue recognized in a given year.

        In respect of contracts with multiple elements, we allocate the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management do not consider to involve critical estimates and judgments, see Note 2 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the years ended 30 June 2013, 2012 and 2011 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows.

        All other non-current assets, including property plant and equipment and investment property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognized in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flow that the asset is expected to generate when considered as part of a cash-generating unit. An impairment review trigger event would include, for example, our failure to qualify for the Champions League for a sustained period. In respect of player registrations, a further impairment review trigger event would occur when the player is excluded from our revenue generation, for example as a result of a career-ending injury, and conditions indicate that the amortized carrying value of the asset is not recoverable.

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

Intangible assets—players' registrations

        The costs associated with the acquisition of players' registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual player basis. Costs associated with the acquisition of players' registrations include transfer fees, Premier League levy fees, agents' fees and other directly attributable costs. These costs are amortized over the period covered by the player's contract. To the extent that a player's contract is extended, the remaining book value is amortized over the remaining revised contract life.

Recognition of deferred tax assets

        We recognize deferred tax effects of temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities.

        Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use "base case" approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. We also have foreign exchange rate forward contracts outstanding that we use to hedge our Euro exposure relating to distributions from UEFA. See "—Indebtedness" below.

        Our business generates a significant amount of the cash from our gate revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in the late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay operating expenses, staff costs, interest payments and other liabilities as they become due. This typically results in negative working capital at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 June 2013, we had no borrowings under our revolving credit facility.

        Pursuant to our contract with Nike, we are entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike pays us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees can be affected each year by the level of cumulative profits generated. Nike is required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeds the portion of the minimum guarantee for that year, no additional payments are made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year is deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. We are currently accruing cumulative profit share revenue on our balance sheet that will be paid to us by Nike at the end of the contract, in 2015.

        We also maintain a mixture of long-term and short-term debt finance in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

        In addition, transfer windows for acquiring and disposing of players' registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players' registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving credit facility to meet our cash needs.

        Acquisition and disposal of players' registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued income from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations.

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,766. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. For example, in the 2009/10 and 2010/11 seasons, we upgraded the East Stand, North Stand and West Stand multi-seat facilities. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £4.0 million, £15.3 million and £7.3 million for the years ended 30 June 2013, 2012 and 2011, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we spent £7.6 million in fiscal year 2013 and expect to spend a further £5.0 million in fiscal 2014 in connection with updating and expanding the Aon Training Complex, our training facility.

New media capital expenditure

        We intend to continue investing in our new media assets, including our website and digital media capabilities. Over the next three years, we intend to invest approximately £5.0 million to £8.0 million in our new media assets; however, as our new media business continues to grow, the timing of these capital expenditure investments may change.

Net player capital expenditure

        From the year ended 30 June 1999 to the year ended 30 June 2013, average net player capital expenditure represented a cash outflow of £17.8 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net player capital expenditure over the same period would have been a cash outflow of £23.1 million per fiscal year). However, net player capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. Actual cash used or generated from net player capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

Last 15 Years Net Player Capital Expenditure(1)

(1)
The net player capital expenditure data presented is the sum of all cash used for purchases of players' registrations and all cash generated from sales of players' registrations as disclosed in our consolidated annual financial statements. For the year ended 30 June 2013, the data above was derived from the annual financial statements of Manchester United plc. For the years ended 30 June 2007 to 30 June 2012, the above data was derived from the annual financial statements of Red Football Shareholder Limited. For the years prior to 2007, the annual financial statements used to derive the data above were those of the previous parent company, Manchester United plc. The information represents fiscal years which comprised 12 month periods except for the year ended 30 June 2005. Manchester United plc's fiscal year ended on 31 July until the 2005 fiscal year, which resulted in an 11-month fiscal year in 2005. Thus, the net player capital expenditure for the 2005 fiscal year is for the 11-month period ended 30 June 2005. Manchester United plc changed its name to Manchester United Limited in the fiscal year 2006. The annual financial statements for periods prior to our transition to IFRS on 1 July 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2013, 2012 and 2011:

	Year ended 30 June
	2013	2012	2011
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	129.9	80.3	125.1
Interest paid	(73.6)	(47.1)	(167.5)
Debt finance costs relating to borrowings	(3.1)	—	(0.1)
Interest received	0.9	1.0	1.8
Income tax refund/(paid)	3.1	(3.3)	(0.1)

Net cash generated from/(used in) operating activities	57.2	30.9	(40.8)

Cash flow from investing activities
Purchases of property, plant and equipment (net of proceeds)	(12.5)	(15.3)	(7.1)
Purchases of investment property	—	(7.3)	—
Purchases of players' registrations	(46.0)	(59.0)	(25.4)
Proceeds from sale of players' registrations	9.7	9.4	14.0

Net cash used in investing activities	(48.8)	(72.2)	(18.5)

Cash flow from financing activities
Proceeds from issue of shares	70.3	—	249.1
Expenses directly attributable to issue of shares	(1.5)	—	—
Acquisition of additional interest in subsidiary	(2.7)	—	—
Proceeds from borrowings	209.2	—	—
Repayment of borrowings	(259.3)	(28.8)	(202.5)
Dividends paid	—	(10.0)	—

Net cash generated from/(used in) financing activities	16.0	(38.8)	46.6

Net increase/(decrease) in cash and cash equivalents	24.4	(80.1)	(12.7)

Net cash generated from/(used in) operating activities

        Cash generated from operating activities represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the year ended 30 June 2013 produced a cash inflow of £129.9 million, an increase of £49.6 million from a cash inflow of £80.3 million for the year ended 30 June 2012. The increase in cash generated from operations compared to the year ended 30 June 2012 is largely due to the increases in Commercial and Matchday revenues, partially offset by a decrease in Broadcasting revenue. Cash generated from operations for the year ended 30 June 2011 was £125.1 million.

        Additional changes in cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. Our revolving credit facility is also subject to variable rates of interest. Interest paid was £73.6 million in the year ended 30 June 2013, an increase of £26.5 million compared to £47.1 million in interest paid in the year ended 30 June 2012. The increase of £26.5 million primarily comprises £19.8 million relating to the premium paid on redemptions of senior secured notes, £3.8 million relating to interest on senior secured notes, resulting from an increase due to early payment of interest on notes redeemed in June 2013 offset by a reduction in interest paid due to redemptions following the IPO earlier in the year, and £2.8 million relating to interest paid to the former minority shareholder of MUTV Limited when we acquired the remaining 33.3% of the issued share capital of MUTV Limited.

        Net cash generated from operating activities was £57.2 million in the year ended 30 June 2013, compared to net cash generated from operating activities of £30.9 million for the year ended 30 June 2012. Net cash used in operating activities was £40.8 million for the year ended 30 June 2011.

Net cash used in investing activities

        Capital expenditure for the acquisition of players as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players' registrations and, if necessary, from our revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players' registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

        Net cash used in investing activities for the year ended 30 June 2013 was £48.8 million, a decrease of £23.4 million from £72.2 million for the year ended 30 June 2012, primarily due to lower purchases of players' registrations and negligible purchases of investment property in the year ended 30 June 2013, compared to £7.3 million of purchases of investment property in the year ended 30 June 2012.

        For the year ended 30 June 2013, net capital expenditure was £12.5 million, a decrease of £10.1 million from net capital expenditure of £22.6 million for the year ended 30 June 2012. Net capital expenditure for the year ended 30 June 2013 related mainly to upgrades to our corporate facilities and general development at Old Trafford together with the redevelopment of our training facility at Carrington. Net capital expenditure for the year ended 30 June 2012 related to the expansion of our property portfolio around Old Trafford, upgrades to our corporate facilities and general development at Old Trafford together with the commencement of the redevelopment of our training facility at Carrington.

        For the year ended 30 June 2013, net player capital expenditure was £36.4 million, a decrease of £13.2 million from net player capital expenditure of £49.6 million for the year ended 30 June 2012. Player capital expenditure for the year ended 30 June 2013 mainly comprised expenditures for the acquisitions of van Persie, Kagawa, Zaha and Powell less payments received relating to the disposals of Park, O'Shea, Pogba, Diouf and Berbatov. Player capital expenditure for the year ended 30 June 2012 mainly comprised expenditures for the acquisitions of de Gea, Jones and Young less payments received relating to the disposals of Obertan, Brown, O'Shea, Drinkwater, Gibson Diouf, Morrison, James and De Laet.

        For the year ended 30 June 2011, net capital expenditure on the purchase of property, plant and equipment was a cash outflow of £7.1 million. Net capital expenditure on the acquisition, disposal and trading of players' registrations resulted in a cash outflow of £11.4 million, reflecting the acquisition of the registrations of certain players offset by disposals. As a result, net cash used in investing activities was £18.5 million.

Net cash generated from/(used in) financing activities

        Net cash generated from financing activities for the year ended 30 June 2013 was £16.0 million, an increase of £54.8 million over £38.8 million net cash used in financing activities for the year ended 30 June 2012. In the year ended 30 June 2013, we raised £70.3 million ($110.2 million) following our IPO. The net proceeds of the share issue were used to repurchase a portion of our 8.375% US dollar senior secured notes, comprising a principal value of £62.6 million ($101.7 million) and a premium on repurchase of £5.3 million ($8.5 million). Expenses of £1.5 million directly attributable to the issue of new shares were incurred. In June 2013 we refinanced a portion of our borrowings with a new £209.2 million ($315.7 million) US dollar secured term loan. We used the proceeds from the new secured term loan to repurchase all £177.8 million of our 8.75% pounds sterling senior secured notes and £14.0 million ($22.1 million) of our 8.375% US dollar senior secured notes, repaying a total equivalent to £208.5 million, comprising a principal value of £191.8 million and a premium on repurchase of £16.7 million. On 2 January 2013, we acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. We now hold 100% of the issued share capital of MUTV Limited. We also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million.

        Net cash used in financing activities for the year ended 30 June 2012 was £38.8 million, an increased outflow of £85.4 million from net cash generated of £46.6 million for the year ended 30 June 2011. During the year ended 30 June 2012, we purchased £28.2 million (sterling equivalent) nominal value of our senior secured notes in open market transactions and paid an interim dividend of £10.0 million. During the year ended 30 June 2011, net cash inflow from financing activities was $46.6 million as a result of the repayment of borrowings of £138.0 million to the lenders under our payment in kind loan offset by the receipt of £249.1 million proceeds from the issuance of shares to our immediate shareholder. In addition, we repurchased £63.8 million (sterling equivalent) nominal value of our senior secured notes in open market transactions during fiscal year 2011, but the value of the senior secured notes as assets on our balance sheet offset the cash outflow required to purchase our senior secured notes and therefore did not impact our total indebtedness in fiscal year 2011. Our senior secured notes previously purchased by us in open market transactions have been contributed to MU Finance plc and retired.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

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

        Our outstanding senior secured notes may be redeemed in part or in full at the redemption prices (expressed as percentages of principal amount of such notes) set forth below, plus accrued and unpaid interest on the notes redeemed to the date of such redemption, if redeemed during the twelve-month period beginning on 1 February of the years indicated below:

	Redemption Price
Year	Pounds Sterling Notes	US Dollar Notes
2013	108.750%	108.375%
2014	104.375%	104.188%
2015	102.188%	102.094%
2016	100.000%	100.000%

        In the event we exercise our option to redeem any series of notes pursuant to the terms of the indenture and less than all of the notes of such series are to be redeemed, the trustee will select notes for redemption on a pro rata basis.

        Using the proceeds from our IPO and funding provided by the secured term loan facility we repurchased £254.5 million of our senior secured notes during the year ended 30 June 2013, comprising £177.8 million of our senior secured notes from the pounds sterling tranche and $123.8 million of our senior secured notes from the US dollar tranche. All repurchased senior secured notes have been retired and following the repurchases during the year ended 30 June 2013, our 8 3/4% senior secured notes due 2017 have been retired in full. The total amount of senior secured notes outstanding at 30 June 2013, net of unamortized discounts and issue costs of £6.0 million, was the sterling equivalent of £171.5 million or $269.2 million.

Revolving credit facility

        Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 30 June 2013, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

        Our revolving credit facility is scheduled to expire in 2016. Any amount still outstanding at that time will be due in full immediately on that date. The revolving credit facility contains an annual minimum five-day "net clean down" mandatory repayment in order to reduce outstanding revolving loans to £25 million, net of certain credits for unrestricted cash, for such five-day period.

        Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving credit facility by giving five business days' prior notice to the Agent under the facility. Any loan drawn under the revolving credit facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving credit facility agreement) be re-borrowed.

        Loans under the revolving credit facility bear interest at a rate per annum equal to LIBOR (or in relation to a loan in euros, EURIBOR) plus the applicable margin and any mandatory cost.

        The applicable margin means 3.50% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the revolving credit facility agreement)	Margin % (per annum)
Equal to or greater than 4.5	3.50
Equal to or greater than 4.0 but less than 4.5	3.25
Equal to or greater than 3.5 but less than 4.0	3.00
Equal to or greater than 3.0 but less than 3.5	2.75
Less than 3.0	2.50

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

Secured term loan facility

        On 20 May 2013, MU Finance plc, our wholly-owned finance subsidiary, entered into a $315.7 million secured term loan facility with Bank of America, N.A. as lender. Our secured term loan facility is set to expire on 21 June 2018. Any amount still outstanding at that time will be due in full on that date. As of 30 June 2013 we had the sterling equivalent of £205.0 million (net of unamortized issue costs of £3.1 million) outstanding under our secured term loan facility. The outstanding principal amount was $315.7 million.

        We have the option, subject to certain conditions, to repay the secured term loan facility at any time, with scheduled repayments of 2.5% per annum of the initial $315,700,000 loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by us (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. Amounts repaid may not be reborrowed.

        Loans under the secured term loan facility bear interest at a rate per annum equal to LIBOR plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 4.0	2.75
Greater than 3.5 but less than or equal to 4.0	2.50
Greater than 3.0 but less than or equal to 3.5	2.25
Greater than 2.5 but less than or equal to 3.0	2.00
Greater than 2.0 but less than or equal to 2.5	1.75
Less than or equal to 2.00	1.50

        Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against the assets of those entities.

        In addition to the general covenants described below, the secured term loan facility contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility) requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the Champions League.

        Our secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. The covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2013, approximately £2.3 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of approximately £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited. As of 30 June 2013, £6.5 million was outstanding under the Alderley facility.

Loan stock issued to minority shareholder of MUTV

        On 2 January 2013, we acquired the remaining one-third of the issued share capital of MUTV for a purchase consideration of £2.7 million. On the same date, we repaid the loan stock issued to the minority shareholder of MUTV, Sky Ventures Limited, a wholly-owned subsidiary of Sky, together with accrued interest.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2013 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.4 million relating to this contingent consideration has been recognized on our balance sheet as of 30 June 2013, and the maximum additional amount that could be payable as of that date is £20.6 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2013, we do not believe receipt of any such amounts to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS as issued by IASB and are more fully disclosed therein.

        As of 30 June 2013, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2013:

	Payments due by period(1)
	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	27,833	66,144	389,990	4,321	488,288
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,770	2,941	226	4,274	10,211
Purchase obligations(4)	71,451	17,462	1,313	1,287	91,513
Other long-term liabilities	—	—	—	—	—

Total	102,054	86,547	391,529	9,882	590,012

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2013, we had $315.7 million of our secured term loan facility outstanding and $269.2 million of our 8 3/8% US dollar senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited. As of 30 June 2013, we had £6.5 million outstanding under the Alderley facility. See "—Indebtedness—Description of principal indebtedness" and Note 24 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the three years ended 30 June 2013 included elsewhere in this Annual Report.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See Note 30.1 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the three years ended 30 June 2013 included elsewhere in this Annual Report.

(4)
Purchase obligations include current other payable obligations, including obligations payable in the year ended 30 June 2014 related to the acquisition of players' registrations and capital commitments.

        Except as disclosed above and in Note 30.3 to our audited consolidated financial statements as of and for the year ended 30 June 2013 included elsewhere in this Annual Report, as of 30 June 2013, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	53	Executive Co-Chairman and Director
Joel Glazer	46	Executive Co-Chairman and Director
Edward Woodward	41	Executive Vice Chairman and Director
Richard Arnold	42	Group Managing Director and Director
Michael Bolingbroke	48	Chief Operating Officer and Director
Jamieson Reigle	36	Managing Director, Asia Pacific
Kevin Glazer	51	Director
Bryan Glazer	48	Director
Darcie Glazer Kassewitz	45	Director
Edward Glazer	43	Director
Robert Leitão	50	Independent Director
Manu Sawhney	46	Independent Director
John Hooks	57	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 53, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July

2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 46, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 41, is Executive Vice Chairman and a Director of the Company. Mr. Woodward assumed the responsibilities vacated by David Gill when Mr. Gill stepped down as Chief Executive Officer on 30 June 2013, however Mr. Woodward's job title remained Executive Vice Chairman of the Company upon assumption of such responsibilities. He was appointed to our board of directors on 30 April 2012. He is also director of Manchester United Merchandising Limited and MUTV Limited and is on the Marketing Committee of the European Clubs Association. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 42, is the Group Managing Director and a Director of the Company. Effective 1 July 2013, Mr. Arnold was appointed as our Group Managing Director. In his capacity as Group Managing Director, Mr. Arnold will oversee all commercial and operational aspects of the Company. Prior to 1 July 2013 Mr. Arnold was our Group Commercial Director and he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and new media & mobile business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV Limited. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Michael Bolingbroke, aged 48, is the Chief Operating Officer and a Director of the Company. He is responsible for ticketing, hospitality, match and non-matchday operations, club secretarial functions, property management and corporate services including finance, human resources, legal and information technology. He is also a board member of MUTV Limited and a trustee on the board of the Club's Pension Fund. Effective 1 July 2013, Mr. Bolingbroke became a Director of the Company upon the departure of Mr. Gill from the board of directors. Prior to joining the Company, Mr. Bolingbroke was previously the Senior Vice President, Shows at Cirque du Soleil, where he worked from March 2001 to April 2007 managing the strategy, profitability and operations of the Company's global business comprising fixed and touring shows. Prior to joining Cirque du Soleil, Mr. Bolingbroke was the Senior

Vice President, Operations at the Jim Henson Company, where he worked from July 1992 to March 2001. Mr. Bolingbroke was also on the board of Manchester United Merchandising Limited (Manchester United Limited's joint venture partnership with Nike) from 9 October 2007 to 25 May 2010. Mr. Bolingbroke received his Bachelor of Arts degree from Reading University in 1987 and a Master of Business Administration from the London Business School in 2001. He has been a member of the Institute of Chartered Accountants since 1991.

        Jamieson Reigle, aged 36, is the Company's Managing Director, Asia Pacific. He is responsible for the management and growth of the Company's businesses in the Asia Pacific region. Mr. Reigle joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company's capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

        Kevin Glazer, aged 51, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 48, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 45, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 43, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 50, is an Independent Director of the Company. He is currently Head of the UK and Chairman of the Management Committee of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 46, is an Independent Director of the Company. With over 22 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney was in his last role the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between Disney and News Corp and reported directly to the Board and was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing/

Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals totaling billions of dollars. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also serves as a member of the 28th S. E. Asia Games Steering Committee.

        John Hooks, aged 57, is an Independent Director of the Company. He has been working in the luxury fashion industry for over 30 years. He has held positions in some of the sector's most influential companies. Having graduated from Oxford University in 1978, he entered the fashion industry through Gruppo Finanziario Tessile S.p.A. (GFT) in Turin, Italy, a company with which he remained for 14 years, holding a variety of positions, including that of Commercial Director for Valentino, President, CIDAT USA, in New York and finally as Commercial Director for GFT Asia. In this role, from 1988 to 1994, he was responsible for the establishment of GFT's regional subsidiary companies and the distribution network in Japan, South Korea, Hong Kong, as well as mainland China (one of the first foreign fashion companies to be present in the country) for brands including Giorgio Armani, Christian Dior, Claude Montana, Valentino, Emanuel Ungaro, Trussardi and Pierre Cardin. In 1995, he joined Jil Sander A.G. in Hamburg, Germany, initially as Commercial Director for Europe and Asia, before assuming global responsibility, when he was appointed Commercial and Retail Director in 1998. In 2000, Mr. Hooks was recruited by Giorgio Armani S.p.A. as Group Commercial and Marketing Director, based at the company's Milan headquarters. In this role, he was charged with the expansion of the company's global wholesale and retail network. He later assumed the role of deputy managing director and subsequently that of deputy chairman of the Armani group. In August 2011, he became the Group President of Ralph Lauren Europe and the Middle East.

Family Relationships

        Our Executive Co-Chairmen and Directors Avram Glazer and Joel Glazer, and Directors Bryan Glazer, Kevin Glazer, Darcie Glazer Kassewitz and Edward Glazer are siblings.

Arrangements or Understandings

        None of our executive officers or directors have any arrangement or understanding with our principal shareholder, customers, suppliers or other persons pursuant to which such executive officer or director was selected as an executive officer or director.

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2013 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. Total amount of compensation paid and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2013 was £8.6 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2013 was £0.2 million.

Employment or Service Agreements

        We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. Each such employment or service agreement was amended in connection with the consummation of our initial public offering in order to reward the members of our executive management for their efforts in connection with such offering and to align the interests of our executive management with our shareholders going forward. Accordingly, the amendments provided for the payment of an aggregate of approximately £1,250,000 in bonuses conditioned upon the consummation of our initial public offering ("IPO Bonuses") to the members of our executive management. The IPO Bonuses are payable in the form of shares, and are subject to varying vesting schedules over a three year period following the consummation of our initial public offering. In order to encourage retention, each member of our executive management must remain employed by us through each applicable vesting date or else such shares will be forfeited. In addition, the amendments provide that members of our executive management are eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our Equity Plan (the "LTIP Awards"). The amount of the LTIP Awards will generally be subject to the discretion of our board of directors and our remuneration committee. It is anticipated that, in order to encourage retention, the LTIP Awards will be eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of LTIP Awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member's annual salary for so long as such member is employed by us. Finally, the amendments adjusted the potential post-employment arrangements with certain of the members of our executive management. The amendments became effective upon the consummation of our initial public offering.

        On 15 August 2012 certain directors and members of our executive management were awarded newly issued shares, pursuant to our Equity Plan, as a reward for their efforts in connection with our IPO and to align their interests with our shareholders going forward. The total number of newly issued shares awarded was 139,895 Class A ordinary shares. These shares are subject to varying vesting schedules over a three year period. As of 30 June 2013 no additional share-based compensation awards had been granted or issued.

        We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Share-Based Compensation Awards

        We currently have one share-based compensation award plan, namely the 2012 Equity Incentive Award Plan, established in 2012 (the "Equity Plan").

2012 Equity Incentive Award Plan

        In connection with the consummation of our initial public offering, we adopted the Equity Plan. The principal purpose of the Equity Plan is to attract, retain and motivate selected employees,

consultants and non-employee directors through the granting of share-based and cash-based compensation awards. The principal features of the Equity Plan are summarized below.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,860,105 remain available for issuance.

Administration

        The remuneration committee of our board of directors (or other committee as our board of directors may appoint) administers the Equity Plan unless our board of directors assumes authority for administration. Subject to the terms and conditions of the Equity Plan, the administrator has the authority to select the persons to whom awards are to be made, determines the types of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards, and makes all other determinations and can take all other actions necessary or advisable for the administration of the Equity Plan. The administrator is also authorized to adopt, amend or rescind rules relating to the administration of the Equity Plan. Our board of directors has the authority at all times to remove the remuneration committee (or other applicable committee) as the administrator and revest in itself the authority to administer the Equity Plan.

Eligibility

        The Equity Plan provides that share options, share appreciation rights ("SARs"), restricted shares and all other awards may be granted to individuals who will then be our non-employee directors, officers, employees or consultants or the non-employee directors, officers, employees or consultants of certain of our subsidiaries.

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

  •
  Share Options provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.

  •
  Restricted Shares may be granted to any eligible individual selected by the administrator and are made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, are forfeited for no consideration or repurchased by us at the original purchase price (if applicable) if the conditions or restrictions on vesting are not met. The Equity Plan provides that restricted shares generally may not be sold or otherwise transferred until the applicable restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, have voting rights and have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until the restrictions are removed or expire.

  •
  Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The Equity Plan provides that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, Class A ordinary shares underlying restricted share units are not issued until the restricted share units have vested, and recipients of restricted share units generally have no voting or dividend rights prior to the time when vesting conditions are satisfied and the Class A ordinary shares are issued.

  •
  Deferred Share Awards represent the right to receive Class A ordinary shares on a future date. The Equity Plan provides that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares are not issued until the deferred share award has vested, and recipients of deferred shares generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying Class A ordinary shares of deferred shares will not be issued, if the applicable vesting conditions and other restrictions are not met.

  •
  Deferred Share Unit Awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit award entitles the holder thereof to receive one share of our Class A ordinary shares on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The Equity Plan provides that, like deferred shares, deferred share units may not be sold or otherwise hypothecated or transferred until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that Class A ordinary shares in respect of underlying deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares underlying the award have been issued to the holder.

  •
  Share Appreciation Rights, or SARs, may be granted in the administrator's discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although the Equity Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan may be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.

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

Change in control

        The Equity Plan provides that the administrator may, in its discretion, provide that awards issued under the Equity Plan are subject to acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, the administrator also has complete discretion to structure one or more awards under the Equity Plan to provide that such awards become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual's service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. A change in control event under the Equity Plan is generally defined as a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly (other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company's outstanding voting securities) after which a person or group (other than our existing equity-holders) beneficially owns more than 50% of the outstanding voting securities of the surviving entity immediately after the transaction, or the sale, exchange or transfer of all or substantially all of our assets.

Adjustments of awards

        In the event of any stock dividend, stock split, combination or exchange of shares, merger, consolidation, spin-off, recapitalization, distribution of our assets to shareholders (other than normal cash dividends) or any other corporate event affecting the number of outstanding Class A ordinary shares in our capital or the share price of our Class A ordinary shares that would require adjustments to the Equity Plan or any awards under the Equity Plan in order to prevent the dilution or enlargement of the potential benefits intended to be made available thereunder, the Equity Plan provides that the administrator may make equitable adjustments, as determined in its discretion, to the aggregate number and type of shares subject to the Equity Plan, the number and kind of shares subject to outstanding awards and the terms and conditions of outstanding awards (including, without limitation, any applicable performance targets or criteria with respect to such awards), and the grant or exercise price per share of any outstanding awards under the Equity Plan.

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

Securities laws

        The Equity Plan is designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder. The Equity Plan is administered, and stock options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. On August 13, 2012, we filed with the SEC a registration statement on Form S-8 covering Class A ordinary shares issuable under the Equity Plan.

UK Subplan

        Our board of directors approved the 2012 UK Company Share Option UK Sub-Plan on 10 September 2013. This is a sub-plan to the Equity Plan which allows for the grant of stock options in a tax efficient manner to employees who are UK residents. It derives its powers and authority from the Equity Plan and does not create any enhanced or additional rights. This sub-plan does not increase the share reserve under the Equity Plan.

C.    BOARD PRACTICES

Board of Directors

        We have 12 directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Each of our directors holds office until he resigns or is recused from office as discussed above.

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

Audit committee

        Our audit committee consists of Messrs. Robert Leitão, Manu Sawhney and John Hooks. Our board of directors determined that Messrs. Robert Leitão, Manu Sawhney and John Hooks satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

  •
  such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and

  •
  meeting separately and periodically with management, our internal auditors and our independent registered public accounting firm.

Remuneration committee

        Our remuneration committee consists of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer is the chairman of our remuneration committee. A copy of our remuneration committee charter is available on our website. The inclusion of our website in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report. The remuneration committee is responsible for, among other things:

  •
  determining the levels of remuneration for each of our executive officers and directors; however, no member of the remuneration committee will participate in decisions relating to his or her remuneration;

  •
  establishing and reviewing the objectives of our management compensation programs and compensation policies;

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2013, 2012 and 2011, including directors, was as follows:

	2013 Number	2012 Number	2011 Number
Average number of employees:
Football—players	82	79	71
Football—technical and coaching	76	80	70
Commercial	125	76	53
Media	69	73	65
Administration and other	391	388	369

Average monthly number of employees	743	696	628

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,395, 2,376 and 2,191 temporary employees in fiscal 2013, 2012 and 2011, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 22 October 2013:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)(3)	—		—		3,500,000	2.82%	2.73%
Joel Glazer(2)(4)	—		—		3,500,000	2.82%	2.73%
Edward Woodward	(*	)	(*	)	—	—	(* )
Richard Arnold	(*	)	(*	)	—	—	(* )
Michael Bolingbroke	(*	)	(*	)	—	—	(* )
Jamieson Reigle	(*	)	(*	)	—	—	(* )
Kevin Glazer(2)(5)	—		—		3,500,000	2.82%	2.73%
Bryan Glazer(2)(6)	—		—		3,500,000	2.82%	2.73%
Darcie Glazer Kassewitz(2)(7)	—		—		3,500,000	2.82%	2.73%
Edward Glazer(2)(8)	—		—		3,500,000	2.82%	2.73%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

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

(3)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee.

(4)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee.

(5)
Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee.

(6)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee.

(7)
Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.

(8)
Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee.

(*)
These directors and members of our executive management individually own less than 1% of our Class A ordinary shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 22 October 2013, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Red Football LLC(2)	23,019,033	57.82%	103,000,000	83.08%	82.28%
Baron Capital Group, Inc	4,075,917	10.24%	—	—	0.32%
Blackrock, Inc.	3,259,523	8.19%	—	—	0.25%
Soros Fund Management LLC	3,114,588	7.82%	—	—	0.24%
Avram Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Joel M. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Kevin Glazer Irrevocable Exempt Family Trust	—	—	3,500,000	2.82%	2.73%
Bryan G. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Darcie S. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Edward S. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%

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

(2)
See "Controlling Shareholder" below for further information on Red Football LLC.

        Since the formation of the Company on 30 April 2012, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

  •
  prior to the reorganization transactions and public offering, Red Football LLC held 100% of our Class A shares and 100% of our Class B shares;

  •
  on 20 August 2012, Soros Fund Management LLC made a public filing that it held 3,114,588 of our Class A shares, representing 0.24% of total voting power;

  •
  on 31 December 2012, Blackrock Inc. made a public filing that it held 3,259,523 of our Class A shares, representing 0.25% of total voting power;

  •
  on 14 February 2013, Baron Capital Group, Inc. made a public filing that it held 4,075,917 of our Class A shares, representing 0.32% of total voting power;

  •
  on 15 August 2013, Avram Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 15 August 2013, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 15 August 2013, Kevin Glazer Irrevocable Exempt Family Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 15 August 2013, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 15 August 2013, Darcie S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power; and

  •
  on 15 August 2013, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 22 October 2013, we had 39,811,289 Class A shares held by 1,521 U.S. resident shareholders of record, representing approximately 3.11% of total voting power and 124,000,000 Class B shares held by seven U.S. resident shareholders of record, representing approximately 96.89% of total voting power.

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

        As of 22 October 2013, Red Football LLC owned 23,019,033 of our Class A shares and 103,000,000 of our Class B shares, representing in total 82.28% of total voting power.

Shareholders' Arrangements

        As of 22 October 2013, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

B.    RELATED PARTY TRANSACTIONS

Repurchase of Portions of Payment in Kind Loan by DLDB

        DLDB LLC, a subsidiary of our principal shareholder, acquired portions of our secured payment in kind loan valued at £23,392,689 in open market transactions between 14 January and 18 March 2009. The amounts purchased comprised principal of £22,257,265 and accrued interest of £1,135,425. The acquisitions were for general investment purposes, and the terms of the acquisition and the payment in kind loan were on an arm's length basis. The amounts purchased were repaid upon our repayment of the payment in kind loan in November 2010.

Loans to Controlling Shareholder

        Our subsidiary, Manchester United Limited, granted loans to affiliates of our principal shareholder in 2008. The agreement governing these loans was subsequently amended on 5 November 2009 and again on 22 November 2010. The loans were an aggregate amount of £10.0 million and were fully drawn (£1.7 million to each of the six lineal descendants of Mr. Malcolm Glazer: Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). Messrs. Avram and Joel Glazer each serve as Executive Co-Chairman of the Company and as a Director on our board of directors. Ms. Darcie Glazer Kassewitz and Messrs. Bryan, Edward and Kevin Glazer each serve as a Director on our board of directors. See Note 33.1 to our audited consolidated financial statements included elsewhere in this Annual Report. The interest rate on the loans was 5.5% per annum. Interest was paid in cash pursuant to the terms of the loans in the years ended 30 June 2013, 2012 and 2011 in amounts of £nil, £457,491 and £550,000, respectively. We believe the terms of the loans were at least as favorable to us as compared to terms that we would have received in connection with a loan to an independent third party. The loans were borrowed for general personal purposes. In connection with the £10.0 million dividend distributed to our controlling shareholder on 25 April 2012, the loans were repaid in full on 25 April 2012. See "Dividend Policy."

Senior Secured Notes Held by Kevin Glazer

        Mr. Kevin Glazer is a Director on our board of directors, and certain members of his immediate family acquired a portion of our outstanding senior secured notes in an aggregate principal amount of $10,600,000 in open market transactions in October 2010 and January 2011 (the "Relevant Notes"). The principal amount of the Relevant Notes held by Mr. Kevin Glazer and certain members of his immediate family as of 22 October 2013 was $7.3 million. The Relevant Notes pay interest at a rate of 8 3/8% and are subject to the other terms and conditions as described therein. The terms of the Relevant Notes are on an arm's length basis. They were acquired for general investment purposes.

Consulting Fees

        We incurred a management fee of £3.0 million in fiscal year 2012 and £7.2 million in fiscal year 2011, payable to our controlling shareholder, Red Football Limited Partnership. We did not incur a management fee in fiscal year 2013. The management fees were for the provision of consulting services to us, including strategic, sponsorship, commercial partnership, marketing, finance and related advice, and such other services consistent with those we reasonably required.

        The management arrangement with Red Football Limited Partnership was terminated prior to our IPO in August 2012.

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

Dividend Policy

        We do not currently intend to pay cash dividends on our Class A ordinary shares in the foreseeable future. However, if we do pay a cash dividend on our Class A ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholder will be able to influence our dividend policy.

        The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving credit facility, our secured term loan facility and the indenture governing our senior secured notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares for the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Indebtedness."

        Any dividends we declare on our ordinary shares will be in respect of both our Class A ordinary shares and Class B ordinary shares, and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of the dividends that are received by a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa. On 25 April 2012, we made a distribution of £10.0 million to our principal shareholder.

B.    SIGNIFICANT CHANGES

Playing Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2013, for total proceeds, net of associated costs, of £724,000. The associated net book value was £nil. These registrations have not been reclassified as held for sale as the associated net book value was £nil.

        Subsequent to 30 June 2013, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £30,061,000.

ITEM 9.    THE OFFER AND LISTING

Price History of Stock

Ordinary shares listed on the New York Stock Exchange

        Our shares were approved for listing on the New York Stock Exchange on 10 August 2012. Prior to this listing, no public market existed for our ordinary shares. The table below shows the quoted high and low closing sales prices in US dollars on the New York Stock Exchange for our shares for the indicated periods.

	Per Share
	High	Low
	(in USD)
Annual
FY2013 (10 August 2012 through 30 June 2013)	19.04	12.18
Quarterly
FY 2014
First Quarter (through 22 October 2013)	17.46	16.83
FY2013
First Quarter (beginning 10 August 2012)	14.20	12.18
Second Quarter	14.05	12.25
Third Quarter	18.82	14.03
Fourth Quarter	19.04	15.16
Monthly
2013
April	17.98	16.39
May	19.04	16.77
June	17.02	15.16
July	17.85	16.13
August	17.57	16.50
September	17.61	16.84
October (through 22 October 2013)	17.46	16.83

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 22 October 2013 we had 163,812,443 ordinary shares listed (comprising 39,812,443 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

  •
  Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender. A copy of the Agreement is included as Exhibit 10.1 to this Annual Report

  •
  Premier League Handbook, Season 2013/14.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2013/14. A copy of the Handbook is included as Exhibit 4.2 to this Annual Report.

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

  •
  Premier League Handbook, Season 2012/13.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2012/13. A copy of the Handbook is included as Exhibit 4.3 to this Annual Report.

D.    EXCHANGE CONTROLS

        There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.    TAXATION

        The following is a summary of material US federal income tax consequences relevant to US Holders and Non-US Holders (each as defined below) acquiring, holding and disposing of the Company's Class A ordinary shares. This summary is based on the Code, final, temporary and proposed US Treasury regulations and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service (the "IRS") or will be sustained by a court if challenged.

        This summary does not discuss all aspects of US federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules, including without limitation the following, all of whom may be subject to tax rules that differ significantly from those summarized below:

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

        This summary does not address non-income tax consequences, such as estate, gift or alternative minimum tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that will acquire Class A ordinary shares in this offering, and it assumes that investors will hold their Class A ordinary shares as capital assets (generally, property held for investment).

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

Treatment of the Company as a Domestic Corporation for US Federal Income Tax Purposes

        Even though the Company is organized as a Cayman Islands corporation, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company reports as a domestic corporation for US federal income tax purposes. This has implications for all shareholders; the Company is subject to US federal income tax as if it were a US corporation, and distributions made by a foreign corporation treated as a domestic corporation pursuant to Section 7874 of the Code are generally treated as US-source dividends and generally subject to US dividend withholding tax.

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

Sale or other disposition

        A US Holder will recognize gain or loss for US federal income tax purposes upon a sale or other taxable disposition of its Class A ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the US Holder's adjusted tax basis in the Class A ordinary shares. A US Holder's adjusted tax basis in the Class A ordinary shares generally will be the US Holder's cost for the shares. Any such gain or loss generally will be US-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such US Holder held the Class A ordinary shares for more than one year. Long-term capital gains derived by non-corporate US Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.

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

Foreign Account Tax Compliance Act

        Legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA") was enacted on March 18, 2010. Pursuant to FATCA, withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

        The IRS has recently issued guidance providing that the withholding provisions described above will generally apply to payments of dividends on our Class A ordinary shares made on or after 1 July 2014 and to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after 1 January 2017. Prospective investors are encouraged to consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

F.     DIVIDENDS AND PAYING AGENTS

        Not applicable.

G.    STATEMENTS BY EXPERTS

        Not applicable.

H.    DOCUMENTS ON DISPLAY

        You may read and copy any reports or other information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 32 to our audited consolidated financial statements as of 30 June 2013 and 2012 and for the three years ended 30 June 2013 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

        We also receive a significant amount of sponsorship revenue denominated in US dollars. As a result of the US dollar denomination of our secured term loan facility and senior secured notes, interest is paid on these in US dollars, therefore we will typically only consider hedging such exposures to the extent that there is an excess of currency receivable after the interest payments have been made and after taking into consideration the credit risk of the counterparty.

        At 30 June 2013, we had a total of $584.9 million of US dollar denominated secured term loan facility and senior secured notes outstanding, the principal of which is not economically hedged, and is therefore retranslated at the closing rate for each reporting date.

        Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers we may not always be able to predict such cash flow until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to economically hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the revenue will be received. When hedging revenue is to be received, we also take account of the credit risk of the counterparty.

        Other than as disclosed herein, we have no additional hedging policies.

        During the year ended 30 June 2013, we incurred a £2.5 million net unrealized foreign exchange loss on our US dollar denominated secured term loan facility and senior secured notes. Based on exchange rates existing as of 30 June 2013, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in approximately £32.6 million of net unrealized foreign exchange gains during the year ended 30 June 2013. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a further £42.8 million of net unrealized foreign exchange loss during the year ended 30 June 2013.

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving credit facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2013 we had £205.0 million of variable rate indebtedness outstanding under our secured term loan facility and £6.5 million of variable rate indebtedness under our Alderley credit facility. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would increase our annual interest expense by approximately £2.1 million.

        As of 30 June 2013, the fair value of outstanding interest rate swaps was a liability of £1.3 million, compared with a liability of £1.7 million as of 30 June 2012.

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

Interest rate swaps

        Prior to refinancing our previous secured senior facilities with our senior secured notes, we entered into interest rate swap agreements to fix the interest rate on a large proportion of those variable rate senior facilities. Under the interest rate swap arrangement, we agreed to make interest payments at a fixed rate of 5.0775% as required under the terms of the facility agreement in return for receiving a floating rate pegged to LIBOR, on a notional amount of £450 million of senior facilities agreements. At 29 January 2010, largely as a result of falling interest rates, our mark-to-market loss on these interest rate swap agreements amounted to £40.7 million. The terms of the swap agreements allowed the counterparties involved to terminate the swaps upon refinancing of the senior facilities, thus crystalizing the mark-to-market liability. Upon termination of these swaps, an initial aggregate payment of £12.7 million was made to such counterparties, with the remaining liability being repaid semi-annually through 31 December 2015. As of 30 June 2013, the outstanding swap liability on our balance sheet was £13.7 million.

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

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2013, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarised and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarised and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

        Our executive board of management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed, under the supervision of the Principal Executive Officer and the Principal Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.

        Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly, reflect transactions and dispositions of assets, provide reasonable assurance that transactions are recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are only carried out in accordance with the authorization of our executive board of management and directors, and provide reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of our assets and that could have a material effect on our financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Moreover, projections of any evaluation of the effectiveness of internal control to future periods are subject to a risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2013 was effective.

        This Annual Report does not include an attestation report of the Company's registered public accounting firm because we qualify as an emerging growth company and, as such, are exempt from such attestation.

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

ITEM 16B.    CODE OF ETHICS

        We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Business Conduct and Ethics is intended to meet the definition of "code of ethics" under Item 16B of 20-F under the Exchange Act.

        Our Code of Business Conduct and Ethics is available on our website at http://ir.manutd.com/.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2013 and 2012. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2013 and 2012, and breaks down these amounts by category of service:

	2013 £'000	2012 £'000
Audit Fees	346	92
Audit-Related Fees	679	1,975
Tax Fees	282	277
All Other Fees	166	4

Total	1,473	2,348

Audit Fees

        Audit fees in 2013 and 2012 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees are in 2013 and 2012 were related to professional services rendered in connection with our IPO.

Tax Fees

        Tax fees in 2013 and 2012 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in 2013 and 2012 relate to services in connection with corporate compliance matters.

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

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        None.

ITEM 16G.    CORPORATE GOVERNANCE

        Our Class A ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to US companies under the New York Stock Exchange listing standards.

        In general, under the New York Stock Exchange corporate governance standards, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of independent directors or a remuneration committee or nominating and corporate governance committee composed entirely of independent directors.

        In the event we no longer qualify as a foreign private issuer, we intend to rely on the "controlled company" exemption under the New York Stock Exchange corporate governance rules. A "controlled company" under the New York Stock Exchange corporate governance rules is a company of which more than 50% of the voting power is held by an individual, group or another company. Our principal shareholder controls a majority of the combined voting power of our outstanding ordinary shares, and our principal shareholder is able to nominate a majority of directors for election to our board of directors. Accordingly, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, take advantage of certain exemptions under the New York Stock Exchange corporate governance rules including exemptions from the requirements that a majority of the directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

        The foreign private issuer exemption and the "controlled company" exemption do not modify the independence requirements for the audit committee, and we comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors.

        If at any time we cease to be a "controlled company" or a "foreign private issuer" under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the New York Stock Exchange corporate governance rules.

        Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the New York Stock Exchange corporate governance standards.

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

ITEM 19.    EXHIBITS

        The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.1
Specimen Ordinary Share Certificate of Manchester United plc (included as Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.2
Indenture, dated January 29, 2010, among MU Finance plc, the Guarantors and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, U.S. Paying Agent and U.S Registrar, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, Transfer Agent and Registrar, and J.P. Morgan Europe Limited, as Security Agent (included as Exhibit 4.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.1
Revolving Facilities Agreement, dated January 29, 2010, among Manchester United Limited, as Original Borrower, J.P. Morgan PLC, as Arranger, the Mandated Lead Arrangers, and J.P. Morgan Europe Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Agreement, dated May 19, 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.3	Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender.
4.4	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.5	Premier League Handbook, Season 2013/14.
4.6	Premier League Handbook, Season 2012/13 (included as Exhibit 10.4 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

23 October 2013

Consolidated income statement

		Year ended 30 June
	Note	2013 £'000	2012 £'000	2011 £'000
Revenue	4	363,189	320,320	331,441

Operating expenses	5	(310,337)	(285,139)	(272,653)
Profit on disposal of players' registrations		9,162	9,691	4,466

Operating profit		62,014	44,872	63,254

Finance costs		(72,082)	(50,315)	(52,960)
Finance income		1,275	779	1,710

Net finance costs	7	(70,807)	(49,536)	(51,250)

(Loss)/profit on ordinary activities before tax		(8,793)	(4,664)	12,004
Tax credit	9	155,212	27,977	986

Profit for the year		146,419	23,313	12,990

Attributable to:
Owners of the parent		146,250	22,986	12,649
Non-controlling interest		169	327	341

		146,419	23,313	12,990

Earnings per share attributable to owners of the parent during the year
Basic and diluted earnings per share (pounds sterling)	10	0.90	0.15	0.08

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

		Year ended 30 June
	Note	2013 £'000	2012 £'000	2011 £'000
Profit for the year		146,419	23,313	12,990

Items that may subsequently be reclassified to the income statement:
Other comprehensive (loss)/income:
Fair value movements on cash flow hedges, net of tax	9	(435)	1,132	(466)
Exchange (loss)/gain on translation of overseas subsidiary	9	(88)	229	(265)

Other comprehensive (loss)/income for the year, net of tax		(523)	1,361	(731)

Total comprehensive income for the year		145,896	24,674	12,259

Attributable to:
Owners of the parent		145,727	24,347	11,918
Non-controlling interest		169	327	341

		145,896	24,674	12,259

        Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 9.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2013 £'000	2012(1) £'000
ASSETS
Non-current assets
Property, plant and equipment	12	252,808	247,866
Investment property	13	14,080	14,197
Goodwill	14	421,453	421,453
Players' registrations	15	119,947	112,399
Trade and other receivables	18	1,583	3,000
Deferred tax asset	26	145,128	—
		954,999	798,915
Current assets
Derivative financial instruments	17	260	967
Trade and other receivables	18	68,619	74,163
Current tax receivable	19	—	2,500
Cash and cash equivalents	20	94,433	70,603
		163,312	148,233
Total assets		1,118,311	947,148

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (Continued)

		As of 30 June
	Note	2013 £'000	2012(1) £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	50
Share premium		68,822	25
Merger reserve		249,030	249,030
Hedging reserve		231	666
Retained earnings/(deficit)		129,825	(12,671)
Equity attributable to owners of the parent		447,960	237,100
Non-controlling interest		—	(2,003)
		447,960	235,097
Non-current liabilities
Derivative financial instruments	17	1,337	1,685
Trade and other payables	23	18,413	22,305
Borrowings	24	377,474	421,247
Deferred revenue		17,082	9,375
Provisions	25	988	1,378
Deferred tax liabilities	26	17,168	26,678
		432,462	482,668
Current liabilities
Derivative financial instruments	17	29	—
Current tax liabilities		900	1,128
Trade and other payables	23	78,451	83,664
Borrowings	24	11,759	15,628
Deferred revenue		146,278	128,535
Provisions	25	472	428
		237,889	229,383
Total equity and liabilities		1,118,311	947,148

(1)
As adjusted retrospectively to reflect the reorganization transactions described in note 1.1.

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings/ (deficit) £'000	Total attributable to owners of the parent £'000	Non- controlling interest £'000	Total equity/ (deficit) £'000
Balance at 1 July 2010	—	—	—	—	(38,270)	(38,270)	(2,671)	(40,941)

Profit for the year	—	—	—	—	12,649	12,649	341	12,990
Cash flow hedges, net of tax	—	—	—	(466)	—	(466)	—	(466)
Currency translation differences	—	—	—	—	(265)	(265)	—	(265)

Total comprehensive (loss)/income for the year	—	—	—	(466)	12,384	11,918	341	12,259
Proceeds from shares issued	—	249,105	—	—	—	249,105	—	249,105

Balance at 30 June 2011	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423

Profit for the year	—	—	—	—	22,986	22,986	327	23,313
Cash flow hedges, net of tax	—	—	—	1,132	—	1,132	—	1,132
Currency translation differences	—	—	—	—	229	229	—	229

Total comprehensive income for the year	—	—	—	1,132	23,215	24,347	327	24,674
Dividends (note 11)	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Proceeds from issue of shares (note 1.1)	50	25	—	—	—	75	—	75
Capital reorganization(1)		(249,105)	249,030	—	—	(75)	—	(75)

Balance at 30 June 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097

Profit for the year	—	—	—	—	146,250	146,250	169	146,419
Cash flow hedges, net of tax	—	—	—	(435)	—	(435)	—	(435)
Currency translation differences	—	—	—	—	(88)	(88)	—	(88)

Total comprehensive (loss)/income for the year	—	—	—	(435)	146,162	145,727	169	145,896
Equity-settled share-based payments (note 22)	—	—	—	—	832	832	—	832
Proceeds from issue of shares (note 1.2)	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares (note 1.2)	—	(1,459)	—	—	—	(1,459)	—	(1,459)
Acquisition of non-controlling interest in MUTV Limited (note 28)	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)

Balance at 30 June 2013	52	68,822	249,030	231	129,825	447,960	—	447,960

(1)
Adjusted retrospectively to reflect the reorganization transactions described in note 1.1.

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2013 £'000	2012 £'000	2011 £'000
Cash flows from operating activities
Cash generated from operations	27	129,930	80,302	125,140
Interest paid		(73,629)	(47,068)	(167,499)
Debt finance costs relating to borrowings		(3,074)	—	(118)
Interest received		937	1,010	1,774
Income tax refund/(paid)		3,057	(3,333)	(70)

Net cash generated from/(used in) operating activities		57,221	30,911	(40,773)

Cash flows from investing activities
Purchases of property, plant and equipment		(12,503)	(15,323)	(7,263)
Purchases of investment property		(2)	(7,364)	—
Proceeds from sale of property, plant and equipment		9	—	107
Purchases of players' registrations		(45,997)	(58,971)	(25,369)
Proceeds from sale of players' registrations		9,646	9,409	13,956

Net cash used in investing activities		(48,847)	(72,249)	(18,569)

Cash flows from financing activities
Proceeds from issue of shares		70,258	—	249,105
Expenses directly attributable to issue of shares		(1,459)
Acquisition of additional interest in subsidiary	28	(2,664)
Proceeds from borrowings		209,190	—	—
Repayment of secured payment in kind loan		—	—	(138,000)
Repayment of other borrowings		(259,254)	(28,774)	(64,499)
Dividends paid		—	(10,000)	—

Net cash generated from/(used in) financing activities		16,071	(38,774)	46,606

Net increase/(decrease) in cash and cash equivalents		24,445	(80,112)	(12,736)
Cash and cash equivalents at beginning of year		70,603	150,645	163,833
Exchange (losses)/gains on cash and cash equivalents		(615)	70	(452)

Cash and cash equivalents at end of year	20	94,433	70,603	150,645

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

1 General information

        Manchester United plc (the "Company") and its subsidiaries (together the "Group") is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company became the parent of the Group as a result of reorganization transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares in the United States in August 2012 and concurrent listing of such shares on the New York Stock Exchange in August 2012 as described more fully below.

1.1   The Reorganization Transactions

        The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganization transactions, Red Football Shareholder Limited was a direct, wholly-owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

        On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganization transactions, Red Football Shareholder Limited subsequently became a wholly-owned subsidiary of Red Football Holdings Limited, which is in turn, a wholly-owned subsidiary of Manchester United plc.

        Immediately following the reorganization transactions on 9 August 2012, the new parent, Manchester United plc, had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totalling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result historic earnings per share calculations reflect the capital structure of the new parent (see note 10). The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as of 30 June 2012 have been restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2   Initial public offering ("IPO")

        On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14.00 per share and listed such shares on the New York Stock Exchange. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,459,000 directly attributable to this issue of new shares have been offset against share premium.

1.3   Other general information

        These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

        These financial statements were approved by the Audit Committee of the Board of Directors on 23 October 2013.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1   Basis of preparation

        The consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and International Financial Reporting Interpretations Committee ("IFRIC") interpretations. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through profit and loss, unless cash flow hedge accounting applies.

2.1.1  Changes in accounting policy and disclosures

a)    New and amended standards adopted by the Group.

        The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2012. None of these had a material impact on the consolidated financial statements of the Group.

  •
  Amendment to IAS 1, "Financial statement presentation" regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently.

b)    New and amended standards and interpretations not yet adopted

        The following new standards, amendments to standards and interpretations are not yet effective and have not been applied in preparing these consolidated financial statements. Adoption may affect the disclosures in the Group's financial statements in the future. The adoption of these standards, amendments and interpretations is not expected to have a material impact on the consolidated financial statements of the Group, except as set out below.

  •
  Amendment to IFRS 7, "Financial instruments: Disclosures", on offsetting financial assets and financial liabilities. This amendment reflects the IASB and FASB requirements to enhance current offsetting disclosures. These new disclosures are intended to facilitate comparison between those entities that prepare IFRS financial statements and those that prepare US GAAP financial statements. The Group will adopt the amendment to IFRS 7 from 1 July 2013.

  •
  Amendment to IAS 32, "Financial instruments: Presentation", on offsetting financial assets and financial liabilities. This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The Group will adopt the amendment to IAS 32 from 1 July 2014.

  •
  IAS 19 (revised 2011), "Employee benefits" which removes the corridor approach and calculates finance costs on a net funding basis. The Group will adopt the IAS 19 (revised 2011) from 1 July 2013.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

  •
  IAS 27 (revised 2011), "Separate financial statements". This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. The Group will adopt IAS 27 (revised 2011) from 1 July 2013.

  •
  Annual improvements to IFRSs 2011 which includes changes to IFRS 1, "First time adoption", IAS 1, "Financial statement presentation", IAS 16, "Property, plant and equipment", IAS 32, "Financial instruments: presentation", and IAS 34, "Interim financial reporting". The Group will adopt the annual improvements to IFRSs 2011 from 1 July 2013.

  •
  IFRS 9, "Financial instruments" addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect adoption of IFRS 9 to have a material impact and will adopt IFRS 9 from 1 July 2015. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

  •
  IFRS 10, "Consolidated financial statements" builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Group does not expect adoption of IFRS 10 to have a material impact and will adopt IFRS 10 from 1 July 2013.

  •
  IFRS 12, "Disclosures of interests in other entities" includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group does not expect adoption of IFRS 12 to have a material impact and will adopt IFRS 12 from 1 July 2013.

  •
  IFRS 13, "Fair value measurement" aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group does not expect adoption of IFRS 13 to have a material impact and will adopt IFRS 13 from 1 July 2013.

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

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

b)    Transactions with non-controlling interests

        The Group treats transactions with non-controlling interests as transactions with owners of the parent. For purchases of shares from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity.

2.3   Segment reporting

        The Group has one reportable segment, being the operation of a professional football club. The Chief Operating Decision Maker (being the Board and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet and Consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

2.4   Foreign currency translation

a)    Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency").

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

The consolidated financial statements are presented in pounds sterling which is the Company's and its subsidiaries functional currency, with the exception of Manchester United Commercial Enterprises (Ireland) Limited whose functional currency is the Euro.

b)    Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges.

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

d)    Exchange rates

        The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2013	2012	2011	2013	2012	2011
Euro	1.1666	1.2360	1.1066	1.2125	1.1802	1.1707
US Dollar	1.5166	1.5680	1.6018	1.5683	1.5896	1.5542

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

        Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. This typically results in more revenue being recognized in the later stages of the contract as the level of support provided to sponsors increases over the term of the sponsorship agreement, which is consistent with the payment profiles typically set out in the contract. In instances where the sponsorship benefits remain the same over the duration of the contract, revenue is recognised on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

Revenue from related activities such as Conference and Events or the Museum is recognised as the event or service is provided or the facility is used.

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

e)     Accrued revenue

        Revenue from matchday activities, broadcasting and commercial contracts, which is received after the period to which it relates, is accrued as earned.

f)     Deferred revenue

        Revenue from matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.6   Operating leases

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

2.7   Exceptional items

        Exceptional items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. Such items are disclosed in the notes to the financial statements.

2.8   Pension costs

        The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme ('the scheme'—see note 31.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

to a defined contribution scheme. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

        The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group's contributions into this scheme are reflected within the income statement when they fall due.

2.9   Share-based payments

        Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions.

        The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognised in the income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

        For cash-settled share-based payments to employees, a liability is recognised for the services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognised in profit or loss for the year.

        Details regarding the determination of the fair value of share-based transactions are set out in note 22.

2.10 Tax

        Although the Company is organized as a Cayman Islands corporation, it reports as a US domestic corporation for US federal income tax purposes and is subject to US federal income tax on the Group's worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the UK. Current tax, which currently comprises UK and overseas corporation tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting date. Deferred tax is the tax expected to be payable or recoverable on the difference between the carrying amounts of assets and liabilities in the balance sheet and the corresponding tax bases used in the computation of taxable profits and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised only to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised.

        Deferred tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply in the period in which the liability is settled or the asset is realised and is charged or credited in the income statement, except where it relates to items charged or credited to equity via the statement of comprehensive income, when the deferred tax is also dealt with in equity.

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

2.11 Property, plant and equipment

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

2.12 Investment property

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

2.13 Goodwill

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

        Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use.

2.14 Players' registrations and football staff remuneration

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

        Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player's contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment, which arises when the new contract is agreed. Loyalty bonuses for on-going service are typically paid in equal annual instalments over the term of the player's contract. These are paid at the beginning of each financial year and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

b)    Initial recognition

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players' registrations, is disclosed in note 30.3. Costs are fully amortized using the straight-line method over the period covered by the player's contract.

c)     Renegotiation

        Where a playing contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.15 Derivative financial instruments and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of cash flows (cash flow hedge).

        For designated hedges relating to future years' revenue the Group has documented, at the inception of the transaction, the relationship between hedging instruments and hedged items as well as its risk management objective and strategy for undertaking the hedge transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item.

        The fair values of various derivative instruments used for hedging purposes are disclosed in note 17. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

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

2.16 Trade and other receivables

        Trade receivables are recognized initially at fair value, and subsequently measured at amortized cost less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

        A provision for impairment of trade receivables is established when there is objective evidence that the receivable is impaired. The amount of impairment loss is measured as the difference between the carrying amount of the receivable and the present value of the estimated future cash flows arising on the trade receivable. Significant financial difficulties of the customer, probability that the customer will enter bankruptcy or financial reorganization, and default or delinquency in payments (more than 90 days overdue) are considered indicators that the trade receivable may be impaired.

        The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statement within operating expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

Subsequent recoveries of amounts previously written off are credited against 'operating expenses' in the income statement.

        Other receivables comprise loans to related parties (see note 33.1) and other miscellaneous receivables, which are recognised initially at fair value and subsequently measured at amortized cost. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

2.17 Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

2.18 Share capital and reserves

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

        The merger reserve arose as a result of the reorganization transactions described in note 1.1 and represents the difference between the equity of the acquired company (Red Football Shareholder Limited) and the investment by the acquiring company (Manchester United plc).

        The hedging reserve is used to reflect the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges.

2.19 Trade payables

        Trade payables are obligations to pay for goods and services which have been acquired in the commercial operations of the Group. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

        Trade payables are recognized initially at fair value and subsequently measured at amortized cost.

2.20 Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate method.

        Finance costs are recognised using the effective interest rate method.

        Interest payments or receipts are treated as cash flows from operating activities.

2.21 Provisions

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

Notes to the consolidated financial statements (Continued)

3 Critical Accounting Judgements and Estimates

        The preparation of financial statements in conformity with IFRSs requires the use of certain critical accounting judgements, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, which are not readily apparent from other sources. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The estimates and assumptions used are based on historical experience and any other factors that are considered to be relevant. Actual results may differ from these estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are considered to be:

a)    Goodwill

        The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 14.

b)    Players' registrations

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. A provision of £0.4 million relating to this contingent consideration has been recognised on the balance sheet as of 30 June 2013. The maximum additional amount that could be payable as of that date is disclosed in note 30.3.

        The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortized carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, for example a player being excluded from the First Team due to sustaining a career threatening injury. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell.

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

        Additional profit share recognised in the year ended 30 June 2013 amounted to £12.8 million, cumulative £30.1 million (2012: £8.4 million, cumulative £17.3 million; 2011: £5.7 million, cumulative £8.9 million).

d)    Revenue recognition—commercial contracts with multiple elements

        In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

        Revenue relating to commercial contracts with multiple elements recognized in the year ended 30 June 2013 amounted to £11.9 million (2012: £nil).

e)     Recognition of deferred tax assets

        Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use "base case" approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

        In the year ended 30 June 2013 the Group has recognized a deferred tax asset of £31,945,000 (2012: £nil) relating to a 'step-up' in the US tax base arising as a result of the reorganization transactions related to the IPO. This amount represents management's current best estimate of the portion of the US tax deductions relating to the 'step-up' that it is probable will be realized. This estimate is based on various factors including estimated valuations and allocations. As a result any change in these estimated valuations and allocations would have an impact on the financial statements. See notes 9 and 26 for further details.

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

Notes to the consolidated financial statements (Continued)

4 Segment information (Continued)

        Revenue, all of which arises within the United Kingdom from the Group's principal activity, can be analysed into its three main components as follows:

	2013 £'000	2012 £'000	2011 £'000
Commercial	152,441	117,611	103,369
Broadcasting	101,625	103,991	117,249
Matchday	109,123	98,718	110,823

	363,189	320,320	331,441

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

        Revenue derived from entities accounting for more than 10% of revenue in either 2013, 2012 or 2011 were as follows:

	2013 £'000	2012 £'000	2011 £'000
F.A. Premier League	63,977	63,859	63,409
Nike	38,609	33,787	31,269
UEFA	<10%	34,082	51,129

5 Operating expenses

	2013 £'000	2012 £'000	2011 £'000
Employee benefit expense (note 8)	(180,523)	(161,688)	(152,915)
Operating lease costs	(2,760)	(2,186)	(1,327)
Auditors' remuneration: audit of parent company and consolidated financial statements	(17)	(16)	(16)
Auditors' remuneration: audit of the Company's subsidiaries	(329)	(76)	(76)
Auditors' remuneration: tax compliance services	(282)	(277)	(224)
Auditors' remuneration: other services	(166)	(4)	—
Exchange gains/(losses)	570	(445)	394
Profit on disposal of property, plant and equipment	7	—	46
Depreciation—property, plant and equipment (note 12)	(7,650)	(7,373)	(6,902)
Depreciation—investment property (note 13)	(119)	(105)	(87)
Other operating expenses	(71,137)	(63,979)	(67,634)
Amortization of players' registrations (note 15)	(41,714)	(38,262)	(39,245)
Exceptional items (note 6)	(6,217)	(10,728)	(4,667)

	(310,337)	(285,139)	(272,653)

        In addition to the auditors' remuneration charges disclosed above are amounts of £679,000 (2012: £1,975,000; 2011: £625,000) relating to tax planning advice, general assurance and other advice in connection with a public offer of shares and either charged as exceptional items when they are not directly attributable to the issue of new shares (see note 6) or offset against share premium when they are directly attributable to the issue of new shares.

Notes to the consolidated financial statements (Continued)

6 Exceptional items

	2013 £'000	2012 £'000	2011 £'000
Professional adviser fees relating to public offer of shares	(3,816)	(8,936)	(2,654)
Compensation paid to coaching staff on loss of office	(2,401)	—	—
Football League pension scheme deficit (note 31)	—	(1,792)	—
Impairment—investment property (note 13)	—	—	(2,013)

	(6,217)	(10,728)	(4,667)

        Professional adviser fees relating to a public offer of shares are recognised as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees include £543,000 (2012: £1,755,000; 2011: £625,000) relating to services provided by the Group's auditors.

        Compensation paid to coaching staff on loss of office arose following the appointment of a new team manager.

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2011 (see note 31 for further details).

        The investment property impairment charges represent reductions in the market value of investment properties held by the Group, based on external valuations undertaken.

7 Net finance costs

	2013 £'000	2012 £'000	2011 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(3,048)	(3,648)	(4,167)
Foreign exchange (loss)/gain on US dollar denominated bank accounts	(615)	70	(452)
Interest payable on secured term loan, senior secured notes and secured senior facilities	(32,299)	(36,448)	(41,778)
Interest payable on secured payment in kind loan	—	—	(14,314)
Amortization of issue discount, debt finance and debt issue costs on secured term loan, senior secured notes and secured payment in kind loan	(11,836)	(2,290)	(1,996)
Premium on repurchase of senior secured notes (note 24)	(21,977)	(2,180)	(3,511)
Foreign exchange (loss)/gain on US dollar denominated secured term loan and senior secured notes (note 32)	(2,501)	(5,191)	16,414
Unwinding of discount factors relating to onerous lease provision (note 25) and player transfer fees	(154)	(347)	(93)
Accelerated amortization of debt issue costs on repaid payment in kind loan	—	—	(2,632)
Fair value movements on derivative financial instruments:
Forward foreign exchange contracts	—	—	(563)
Interest rate swaps	348	(281)	132

Total finance costs	(72,082)	(50,315)	(52,960)
Total finance income—interest receivable	1,275	779	1,710

Net finance costs	(70,807)	(49,536)	(51,250)

Notes to the consolidated financial statements (Continued)

8 Employees

8.1   Employee benefit expense and average number of people employed

        The average number of employees during the year, including directors, was as follows:

	2013 Number	2012 Number	2011 Number
Average number of employees:
Football—players	82	79	71
Football—technical and coaching	76	80	70
Commercial	125	76	53
Media	69	73	65
Administration and other	391	388	369

Average number of employees	743	696	628

        The Group also employs approximately 2,395 temporary staff on match days (2012: 2,376; 2011: 2,191), the costs of which are included in employee costs below.

        Particulars of employee costs are as shown below:

	2013 £'000	2012 £'000	2011 £'000
Wages and salaries (including bonuses)	(158,030)	(142,699)	(135,568)
Share-based payments (note 22)	(1,390)	—	—
Social security costs	(19,305)	(17,567)	(15,919)
Other pension costs—defined contribution (note 31)	(1,798)	(1,422)	(1,428)

	(180,523)	(161,688)	(152,915)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 31.

8.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2013 £'000	2012 £'000	2011 £'000
Salaries and other short-term employee benefits (including bonuses)	(7,041)	(6,947)	(5,032)
Share-based payments	(1,390)	—	—
Post-employment benefits	(168)	(117)	(289)

	(8,599)	(7,064)	(5,321)

Notes to the consolidated financial statements (Continued)

9 Tax

	2013 £'000	2012 £'000	2011 £'000
Current tax:
Current tax on loss/(profit) for the year	—	—	(4,338)
Adjustment in respect of previous years(1)	1,276	—	—
Foreign tax	(491)	(125)	(129)

Total current tax credit/(expense)	785	(125)	(4,467)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(8,242)	—	—
Recognition of additional US tax base(2)	153,317	—	—

Total US deferred tax credit (note 26)	145,075	—	—

UK deferred tax:
Origination and reversal of temporary differences	6,657	3,719	3,426
Adjustment in respect of previous years(1)	1,662	3,445	(2,190)
Impact of change in UK corporation tax rate	1,033	3,778	4,217
Recognition of previously unrecognized deferred tax asset(3)	—	17,160	—

Total UK deferred tax credit (note 26)	9,352	28,102	5,453

Total deferred tax credit	154,427	28,102	5,453

Total tax credit	155,212	27,977	986

        A reconciliation of the total tax credit is as follows:

	2013 £'000	2012 £'000	2011 £'000
Loss/(profit) before tax	8,793	4,664	(12,004)

Loss/(profit) before tax multiplied by weighted average US corporate tax rate of 35.0% (2012: weighted average UK corporate tax rate of 25.5%; 2011: weighted average UK corporate tax rate of 27.5%)	3,078	1,189	(3,301)
Tax effects of:
Foreign tax	—	(125)	(129)
Adjustment in respect of previous years(1)	2,938	3,445	(2,190)
Difference in tax rates on non US operations	101	—	—
Re-measurement of deferred tax—change in UK corporate tax rate	—	3,778	4,217
Utilization of tax losses	—	5,619	5,260
Recognition of additional US tax base(2)	153,317	—	—
Recognition of previously unrecognized deferred tax asset(3)	—	17,160	—
Expenses not deductible for tax purposes(4)	(4,222)	(3,089)	(2,871)

Total tax credit	155,212	27,977	986

Notes to the consolidated financial statements (Continued)

9 Tax (Continued)

        Following the reorganization transactions, described more fully in note 1.1, the Group became subject to US tax. As such the reconciliation of the total tax credit for the year ended 30 June 2013 is based on the US corporate tax rate for the year of 35%.

(1)
The £2,938,000 tax credit in 2013 is primarily due to the recognition of a further UK deferred tax asset relating to the premium arising on the repurchase of senior secured notes in the prior year. The £3,445,000 tax credit in 2012 is due to the reassessment of the position relating to a previous rolled over gain on player disposal. The £2,190,000 additional tax charged in 2011 was due to an historic imbalance in tax written down values and the adjustment brought the 2011 carried forward position into line with the most recent finalized tax computations.

(2)
The £153,317,000 tax credit in 2013 relating to the recognition of additional US tax base comprises three elements, as follows:

•
As a result of the reorganization transactions related to the IPO, the Company inherited the £96,114,000 carried forward US tax bases of Red Football Limited Partnership, which the Group will benefit from by way of future US tax deductions.

•
Furthermore, the reorganization resulted in additional US tax bases or 'step-up' that is currently expected to result in the availability of further US tax deductions. The resulting increase in tax bases is currently estimated to be approximately $350 million (£225 million) gross, although not all of this is expected to result in increased tax deductions. At the time of preparing these financial statements, the deductible element of the 'step-up' had not yet been finalized and consequently the £31,945,000 recognized as a deferred tax asset with respect to the 'step-up' reflects management's current best estimate of the portion that it is probable will be realized. The Group expects to finalize the position by the end of the fiscal 2014.

•
In addition, the Group is expected to utilize future UK taxes paid as foreign tax credits in the US, and as such can 'mirror' the existing UK net deferred tax liability as a deferred tax asset in the US. As the UK deferred tax liability unwinds, there will be UK taxable income which will result in a US foreign tax credit. The benefit of the additional expected foreign tax credits results in a deferred tax asset of £25,258,000.

These amounts have been recognized on the basis that it is probable that there will be sufficient taxable profits in the future to utilize the future US tax deductions.

(3)
In 2012 management considered the availability and utilization of brought forward UK tax losses during the year and accordingly recognized a UK deferred tax asset in respect of previously unrecognized UK tax losses amounting to £17,160,000.

(4)
Expenses not deductible for tax purposes typically comprise non-qualifying depreciation and routine, recurring disallowable expenses such as entertaining. Additional one off expenses not allowable for tax purposes in 2013 relates to 2013 losses that arose immediately prior to the Group being acquired by Manchester United plc. These losses are not allowable for US tax purposes but are allowable for UK tax purposes. The additional tax charge in 2012 of £3,089,000 (2011: £2,871,000) mainly relates to professional adviser fees relating to a proposed public offer of shares (see note 6), and the premium paid on repurchase of senior secured notes (see note 24).

Notes to the consolidated financial statements (Continued)

9 Tax (Continued)

        In addition to the amount credited to the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2013			2012			2011
	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	(646)	211	(435)	1,506	(374)	1,132	(630)	164	(466)
Exchange (loss)/gain on translation of overseas subsidiary	(88)	—	(88)	229	—	229	(265)	—	(265)

Other comprehensive (loss)/income	(734)	211	(523)	1,735	(374)	1,361	(895)	164	(731)

Deferred tax (note 26)	—	211	—	—	(374)	—	—	164	—

10 Earnings per share

        Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year, as adjusted for the reorganization transactions described in note 1.1. The Company did not have any dilutive shares during the year (2012: none; 2011: none).

	2013	2012	2011
Profit attributable to owners of the parent (£'000)	146,250	22,986	12,649
Class A ordinary shares (thousands)	38,895	31,353	31,353
Class B ordinary shares (thousands)	124,000	124,000	124,000
Basic earnings per share (pounds sterling)	0.90	0.15	0.08
Diluted earnings per share (pounds sterling)	0.90	0.15	0.08

11 Dividends

        An interim dividend of £nil (2012: £10.0 million; 2011: £nil) has been paid by the Company during the year. The related amount of dividend per ordinary share for the year was £nil (2012: £0.06(1); 2011: £nil). The directors are not proposing to pay a final dividend relating to the year ended 30 June 2013 (2012: £nil; 2011: £nil).

(1)
As adjusted retrospectively to reflect the reorganization transactions described in note 1.1.

Notes to the consolidated financial statements (Continued)

12 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
At 1 July 2011	255,326	34,329	22,988	312,643
Additions	9,179	2,411	3,109	14,699
Disposals	—	(895)	(553)	(1,448)

At 30 June 2012	264,505	35,845	25,544	325,894

Accumulated depreciation
At 1 July 2011	26,924	30,428	14,751	72,103
Charge for year	3,306	1,671	2,396	7,373
Disposals	—	(895)	(553)	(1,448)

At 30 June 2012	30,230	31,204	16,594	78,028

Net book amount
At 30 June 2012	234,275	4,641	8,950	247,866

Net book amount
At 1 July 2011	228,402	3,901	8,237	240,540

Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	5,552	2,604	4,438	12,594
Disposals	—	(2,272)	(620)	(2,892)

At 30 June 2013	270,057	36,177	29,362	335,596

Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for year	3,326	1,814	2,510	7,650
Disposals	—	(2,270)	(620)	(2,890)

At 30 June 2013	33,556	30,748	18,484	82,788

Net book amount
At 30 June 2013	236,501	5,429	10,878	252,808

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £252,482,000 (2012: £247,317,000) has been pledged to secure the secured term loan and senior secured notes borrowings of the Group (see note 24).

        Capital commitments at the reporting date are disclosed in note 30.2.

Notes to the consolidated financial statements (Continued)

13 Investment property

£'000
Cost
At 1 July 2011	11,762
Additions	7,364

At 30 June 2012	19,126

Accumulated depreciation and impairment
At 1 July 2011	4,824
Charge for the year	105

At 30 June 2012	4,929

Net book amount
At 30 June 2012	14,197

Net book amount
At 1 July 2011	6,938

Cost
At 1 July 2012	19,126
Additions	2

At 30 June 2013	19,128

Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the year	119

At 30 June 2013	5,048

Net book amount
At 30 June 2013	14,080

        Investment properties were externally valued as at 30 June 2013 in accordance with UK practice statements contained within the Royal Institute of Chartered Surveyors Valuations Standards, 6th edition. This valuation supported the carrying amount as of 30 June 2013 and consequently there were no changes to the net book amount.

        The property rental revenue earned by the Group from its investment property amounted to £1,126,000 (2012: £929,000; 2011: £1,019,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £390,000 (2012: £302,000; 2011: £187,000).

        Investment property with a net book amount of £6,574,000 (2012: £6,637,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 24).

        As of 30 June 2013, the Group had no contractual obligations to purchase, construct or develop investment property (2012: £nil). As of 30 June 2013, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2012: not material).

Notes to the consolidated financial statements (Continued)

14 Goodwill

	2013 £'000	2012 £'000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations.

        The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience and identified initiatives in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2012: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.14% (2012: 10.51%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League.

        Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivities were applied to the value in use calculations:

  •
  increase the pre-tax discount rate by 3% (which represents management's assessment of a reasonably possible increase in the discount rate);

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

Notes to the consolidated financial statements (Continued)

15 Players' registrations

£'000
Cost
At 1 July 2011	293,370
Additions	23,247
Disposals	(9,800)

At 30 June 2012	306,817

Accumulated amortization
At 1 July 2011	163,661
Charge for year	38,262
Disposals	(7,505)

At 30 June 2012	194,418

Net book amount
At 30 June 2012	112,399

Net book amount
At 1 July 2011	129,709

Cost
At 1 July 2012	306,817
Additions	51,175
Disposals	(40,247)

At 30 June 2013	317,745

Accumulated amortization
At 1 July 2012	194,418
Charge for year	41,714
Disposals	(38,334)

At 30 June 2013	197,798

Net book amount
At 30 June 2013	119,947

        The unamortized balance of existing players' registrations as of 30 June 2013 was £119.9 million, of which £44.1 million is expected to be amortized in the year ended 30 June 2014. The remaining balance is expected to be amortized over the four years to 30 June 2018. This does not take into account player additions after 30 June 2013, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2013, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Notes to the consolidated financial statements (Continued)

16 Financial instruments by category

        The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2013 £'000	2012 £'000
Financial assets
Designated and effective as hedging instruments:
Derivative financial instruments	17	260	876
At fair value through profit and loss:
Derivative financial instruments	17	—	91
Loans and receivables:
Trade and other receivables excluding prepayments(1)	18	58,181	66,538
Cash and cash equivalents	20	94,433	70,603

Total financial assets		152,874	138,108

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	17	29	—
At fair value through profit and loss:
Derivative financial instruments	17	1,337	1,685
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	23	81,143	90,306
Borrowings	24	389,233	436,875

Total financial liabilities		471,742	528,866

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

        The fair value of financial instruments equals their carrying amount apart from the senior secured notes component of borrowings. The carrying amount and fair value of the senior secured notes are as follows:

	Carrying amount		Fair value
	2013 £'000	2012 £'000	2013 £'000	2012 £'000
Senior secured notes	177,489	428,413	189,026	463,240
Unamortized issue discount and debt finance costs	(5,992)	(17,828)	—	—

	171,497	410,585	189,026	463,240

        The fair value of the senior secured notes is calculated based on the market value of the traded notes as at the reporting date.

Notes to the consolidated financial statements (Continued)

17 Derivative financial instruments

	2013		2012
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Forward foreign exchange contracts	260	(29)	876	—
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,337)	—	(1,685)
Forward foreign exchange contracts	—	—	91	—

	260	(1,366)	967	(1,685)

Less non-current portion:
Financial instruments carried at fair value through profit or loss:
Interest rate swaps	—	(1,337)	—	(1,685)

Non-current derivative financial instruments	—	(1,337)	—	(1,685)

Current derivative financial instruments	260	(29)	967	—

        The ineffective portion recognised in profit or loss that arises from cash flow hedges amounts to £nil (2012: £nil).

        Further details of derivative financial instruments are provided in note 32.

18 Trade and other receivables

	2013 £'000	2012 £'000
Trade receivables	39,530	51,425
Less: provision for impairment of trade receivables	(6,055)	(2,586)

Net trade receivables	33,475	48,839
Other receivables	85	1,180
Accrued revenue	24,621	16,519

	58,181	66,538
Prepayments	12,021	10,625

	70,202	77,163

Less: non-current portion:
Trade receivables	1,583	3,000

Non-current trade and other receivables	1,583	3,000

Current trade and other receivables	68,619	74,163

        Net trade receivables include transfer fees receivable from other football clubs of £7,913,000 (2012: £6,879,000) of which £1,583,000 (2012: £3,000,000) is receivable after more than one year. Net trade receivables also include £15,712,000 (2012: £35,637,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

Notes to the consolidated financial statements (Continued)

19 Tax receivable

	2013 £'000	2012 £'000
Current tax receivable	—	2,500

Tax receivable	—	2,500

        The £2,500,000 tax receivable related to tax withheld at 25% of the loans made to directors during 2009 under s455 CTA 2010. The corresponding liability was paid on 1 April 2010 and was recoverable upon repayment of the directors' loans. The loans were repaid on 25 April 2012.

20 Cash and cash equivalents

	2013 £'000	2012 £'000
Cash at bank and in hand	94,433	70,603

        Cash and cash equivalents for the purposes of the statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2011	—	—
Issue of shares (note 1.1)	155,353	50

At 30 June 2012	155,353	50
Issue of shares (note 1.2)	8,333	2
Employee share-based compensation awards—issue of shares (see below)	140	—

At 30 June 2013	163,826	52

        Following the reorganization transactions, described more fully in note 1.1, the Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company's governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

        The Company had 155,352,366 shares in issue immediately after the reorganization transactions and before the issue of new shares pursuant to the initial public offering ("IPO"). On 10 August 2012,

Notes to the consolidated financial statements (Continued)

21 Share capital (Continued)

the Company issued a further 8,333,334 ordinary shares at an issue price of $14.00 per share and listed such shares on the New York Stock Exchange.

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

        As of 30 June 2013, the Company's issued share capital comprised 39,825,595 Class A ordinary shares and 124,000,000 Class B ordinary shares.

22 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,860,105 remain available for issuance.

        During the year ended 30 June 2013 certain directors and members of executive management were awarded newly issued Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a three year period. The fair value of these shares was the quoted market price on the award date. It is assumed that no dividend will be paid for the foreseeable future and that none of the employees will leave the Group before the end of the three year vesting period. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient's liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly the awards may be either equity-settled or cash-settled.

        Details of the share awards outstanding during the year are as follows:

IPO Bonus Number of Class A ordinary shares
Outstanding at beginning of the year	—
Awarded during the year	139,895
Vested during the year	(27,979)

Outstanding at the end of the year	111,916

Fair value $	$14.05
Fair value £	£8.96

        The IPO Bonus shares were awarded as a reward for efforts in connection with the initial public offering and to align interests with the Company's shareholders going forward.

Notes to the consolidated financial statements (Continued)

22 Share-based payments (Continued)

        During the year ended 30 June 2013 certain directors and members of executive management also became eligible to receive annual share-based awards pursuant to the Equity Plan (the "LTIP Awards"). The amount of the LTIP Awards is dependent on individual and Group performance over the financial year and is subject to the approval of the board of directors and the remuneration committee. Management has estimated the likely amount of these awards and their fair value. The awards are subject to a four year vesting period comprising a one year performance period and a three year service period. As of the date these financial statements were approved for issue the share awards had yet to be formally approved by the board of directors and the remuneration committee and consequently related new Class A ordinary shares have yet to be issued.

        For the year ended 30 June 2013 the Group recognized total expenses related to equity-settled share-based payment transactions of £832,000 (2012: £nil; 2011: £nil) and total expenses related to cash-settled share-based payment transactions of £558,000 (2012: £nil; 2011: £nil).

23 Trade and other payables

	2013 £'000	2012 £'000
Trade payables	41,681	34,013
Other payables	17,764	22,070
Accrued expenses	21,698	34,223

	81,143	90,306
Social security and other taxes	15,721	15,663

	96,864	105,969

Less: non-current portion:
Trade payables	7,667	6,230
Other payables	10,746	16,075

Non-current trade and other payables	18,413	22,305

Current trade and other payables	78,451	83,664

        Trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations of £33,637,000 (2012: £28,877,000) of which £7,667,000 (2012: £6,230,000) is due after more than one year.

        Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £13,671,000 (2012: £18,282,000) of which £8,555,000 (2012: £13,655,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Notes to the consolidated financial statements (Continued)

24 Borrowings

	2013 £'000	2012 £'000
Non-current:
Secured term loan	199,889	—
Senior secured notes	171,497	410,585
Secured bank loan	6,088	6,469
Other borrowings	—	4,193

	377,474	421,247

Current:
Secured term loan	5,125	—
Secured bank loan	381	359
Other borrowings	—	250
Accrued interest on secured term loan and senior secured notes	6,253	15,019

	11,759	15,628

Total borrowings	389,233	436,875

        The secured term loan of £205,014,000 (2012: £nil) comprises:

  a)
  a loan of £206,041,000 (2012: £nil), net of unamortized issue costs amounting to £3,149,000 (2012: £nil), translated at the historic exchange rate. The outstanding principal amount of the loan is $315,700,000 (2012: $nil).

  b)
  £1,027,000 (2012: £nil) of cumulative unrealized foreign exchange gains arising on the translation of the US dollar denominated loan, being the difference between the historic exchange rate and the year-end spot rate.

        The Group has the option to repay the secured term loan at any time with scheduled repayments of 2.5% per annum of the initial $315,700,000 loan (first payable in June 2014) with an additional repayment of up to an incremental 2.5% per annum (for a total of up to 5.0% per annum) depending on the level of excess cash flow generated by the Group (likely to be first payable in October 2014). The remaining balance of the loan is repayable on 21 June 2018. The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum. The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of Red Football Limited and each of the guarantors.

        The senior secured notes of £171,497,000 (2012: £410,585,000) comprise:

  c)
  £160,220,000 (2012: £401,966,000) of senior secured notes, net of unamortized issue discount and unamortized debt finance costs amounting to £5,992,000 (2012: £17,828,000), translated at the historic exchange rate. The notes comprise principal amounts of $269,180,000 (2012: $393,000,000) of US dollar denominated senior secured notes attracting a fixed coupon rate of 8.375% and £nil (2012: £177,775,000) of pounds sterling senior secured notes attracting a fixed coupon rate of 8.75%.

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

  d)
  £11,277,000 (2012: £8,619,000) of cumulative unrealized foreign exchange losses arising on the translation of the US dollar denominated senior secured notes being the difference between the historic exchange rate and the year-end spot rate.

        The senior secured notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer (MU Finance plc) and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

        The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. During the year ended 30 June 2013 the Group repurchased the pounds sterling equivalent of £254,500,000 (2012: £28,211,000) of senior secured notes comprising £177,775,000 (2012: £14,000,000) of pounds sterling senior secured notes and $123,820,000 (2012: $23,000,000) of US dollar denominated senior secured notes. The consideration paid amounted to £276,477,000 (2012: £30,391,000) including a premium on repurchase of £21,977,000 (2012: £2,180,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs are immediately recognized in the income statement—see note 7. Repurchased senior secured notes have been retired.

        The secured bank loan of £6,469,000 (2012: £6,828,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1%. £2,270,000 (2012: £2,629,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (2012: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        The Group also has undrawn committed borrowing facilities of £75,000,000 (2012: £75,000,000). No drawdowns were made from these facilities during 2013 or 2012.

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

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2012 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2013 £'000
Non-current borrowings	421,247	(54,657)	10,884	377,474
Current borrowings	15,628	(36,470)	32,601	11,759
Less: cash and cash equivalents	(70,603)	(24,445)	615	(94,433)

	366,272	(115,572)	44,100	294,800

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

        Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan and senior secured notes and amortization of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

	At 1 July 2011 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2012 £'000
Non-current borrowings	442,330	(28,211)	7,128	421,247
Current borrowings	16,573	(37,827)	36,882	15,628
Less: cash and cash equivalents	(150,645)	80,112	(70)	(70,603)

	308,258	14,074	43,940	366,272

        Non-cash movements largely comprise the foreign exchange gain arising on translation of US dollar denominated senior secured notes, offset by movement on accrued interest on the senior secured notes and amortization of issue discount, debt finance and debt issue costs.

25 Provisions

        The provision relates entirely to an onerous property lease in the Republic of Ireland which contains a break clause that may be exercised in 2015. The movement in the provision was as follows:

	2013 £'000	2012 £'000
Opening balance	1,806	2,476
Utilised	(508)	(480)
Unwinding of discount	55	69
Movements on foreign exchange	107	(259)

Closing balance	1,460	1,806

The balance comprises:
Non-current	988	1,378
Current	472	428

	1,460	1,806

Notes to the consolidated financial statements (Continued)

26 Deferred tax

        Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2013 £'000	2012 £'000
US deferred tax assets:
—Deferred tax assets to be recovered after more than 12 months	(127,517)	—
—Deferred tax assets to be recovered within 12 months	(17,611)	—

	(145,128)	—

UK deferred tax liabilities:
—Deferred tax liabilities to be recovered after more than 12 months	17,168	26,678
—Deferred tax liabilities to be recovered within 12 months	—	—

	17,168	26,678

Net deferred tax (asset)/liabilities	(127,960)	26,678

        The movement in US deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Property, plant and equipment £'000	Intangible assets £'000	Other £'000	Total £'000
At 1 July and 30 June 2012	—	—	—	—	—	—
Credited to income statement (note 9)	(17,370)	(17,670)	1,756	(93,713)	(18,078)	(145,075)
Charged to other comprehensive income (note 9)	(53)	—	—	—	—	(53)

At 30 June 2013	(17,423)	(17,670)	1,756	(93,713)	(18,078)	(145,128)

        Deferred tax assets are recognised only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which temporary differences can be utilized. At 30 June 2013, the current forecasts indicate that the Group will utilize US foreign tax credits, net operating losses and other temporary differences and accordingly, the associated deferred tax balances have been brought to account in the year. Net operating losses created in the period in the US do not have an indefinite life and will expire in 2028 if they are not utilized. US foreign tax credits created in a period, which are not utilized, can be carried forward up to ten years and offset against future US taxable profits.

        The £145,075,000 tax credit in 2013 relates to origination and reversal of temporary differences amounting to a charge of £8,242,000 and the recognition of additional US tax base amounting to a credit of £153,317,000 which comprises three elements, as follows:

  •
  As a result of the reorganization transactions related to the IPO, the Company inherited the £96,114,000 carried forward US tax bases of Red Football Limited Partnership, which the Group will benefit from by way of future US tax deductions.

Notes to the consolidated financial statements (Continued)

26 Deferred tax (Continued)

  •
  Furthermore, the reorganization resulted in additional US tax bases or 'step-up' that is currently expected to result in the availability of further US tax deductions. The resulting increase in tax bases is currently estimated to be approximately $350 million (£225 million) gross, although not all of this is expected to result in increased tax deductions. At the time of preparing these financial statements, the deductible element of the 'step-up' had not yet been finalized and consequently the £31,945,000 recognized as a deferred tax asset with respect to the 'step-up' reflects management's current best estimate of the portion that it is probable will be realized. The Group expects to finalize the position by the end of the fiscal 2014.

  •
  In addition, the Group is expected to utilize future UK taxes paid as foreign tax credits in the US, and as such can 'mirror' the existing UK net deferred tax liability as a deferred tax asset in the US. As the UK deferred tax liability unwinds, there will be UK taxable income which will result in a US foreign tax credit. The benefit of the additional expected foreign tax credits results in a deferred tax asset of £25,258,000.

        These amounts have been recognized on the basis that it is probable that there will be sufficient taxable profits in the future to utilize the future US tax deductions.

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other (including other fair value adjustments) £'000	Total £'000
At 1 July 2011	1,270	10,604	19,629	23,303	—	(400)	54,406
Credited to income statement (note 9)	(502)	(6,422)	(1,772)	(2,140)	(17,160)	(106)	(28,102)
Charged to other comprehensive income (note 9)	—	—	—	—	—	374	374

At 30 June 2012	768	4,182	17,857	21,163	(17,160)	(132)	26,678
Credited to income statement (note 9)	176	589	(996)	(1,215)	(6,895)	(1,011)	(9,352)
Credited to other comprehensive income (note 9)	—	—	—	—	—	(158)	(158)

At 30 June 2013	944	4,771	16,861	19,948	(24,055)	(1,301)	17,168

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2013 the Group has no accessible unrecognised UK tax losses (2012: £nil).

        The main rate of UK corporate tax reduced from 24% to 23% from 1 April 2013. The reduction to 23% was enacted in July 2012 and consequently deferred tax balances have been re-measured to 23%. Proposals have been announced to further reduce the rate to 21% from 1 April 2014 and to 20% from 1 April 2015. The further reductions to 21% and 20% were enacted in July 2013. The overall

Notes to the consolidated financial statements (Continued)

26 Deferred tax (Continued)

effect of the further reductions from 23% to 20%, if these applied to the deferred tax balance at 30 June 2013, would be to reduce the deferred tax liability by £2,239,000.

27 Cash generated from operations

	Note	2013 £'000	2012 £'000	2011 £'000
(Loss)/profit on ordinary activities before tax		(8,793)	(4,664)	12,004
Depreciation charges	12, 13	7,769	7,478	6,989
Impairment charges	6	—	—	2,013
Amortization of players' registrations	15	41,714	38,262	39,245
Profit on disposal of property, plant and equipment		(7)	—	(46)
Profit on disposal of players' registrations		(9,162)	(9,691)	(4,466)
Net finance costs		70,807	49,536	51,250
Equity-settled share-based payments	22	832	—	—
Fair value losses/(gains) on derivative financial instruments		91	(91)	1,047
Decrease/(increase) in trade and other receivables		8,728	(9,414)	(17,483)
Increase in trade and other payables and deferred revenue		18,352	9,625	34,727
Decrease in provisions		(401)	(739)	(140)

Cash generated from operations		129,930	80,302	125,140

28 Transactions with non-controlling interest

        On 2 January 2013, the Group acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2,664,000. The Group now holds 100% of the issued share capital of MUTV Limited. The carrying amount of the non-controlling interests in MUTV Limited on the date of acquisition was (£1,834,000). The Group derecognized non-controlling interests of (£1,834,000) and recorded a decrease in equity attributable to owners of the parent of £4,498,000. The effect of changes in the ownership interest of MUTV Limited on the equity attributable to owners of the parent during the year is summarized as follows:

	2013 £'000	2012 £'000
Carrying amount of non-controlling interest acquired	(1,834)	—
Consideration paid to non-controlling interest	(2,664)	—

Excess recognized in equity attributable to owners of the parent	(4,498)	—

        There were no transactions with non-controlling interests in 2012.

29 Contingencies

        At 30 June 2013, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 30.3.

Notes to the consolidated financial statements (Continued)

30 Commitments

30.1 Operating lease commitments

        The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at market rate. The operating lease expenditure charged to the income statement during the year is disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2013 £'000	2012 £'000
Not later than 1 year	2,770	2,668
Later than 1 year and no later than 5 years	3,167	5,610
Later than 5 years	4,274	4,352

	10,211	12,630

        The above amounts include minimum lease payments relating to an onerous property lease in the Republic of Ireland which are included in provisions (see note 25).

30.2 Capital commitments

        As of 30 June 2013, the Group had capital commitments relating to property, plant and equipment amounting to £7.9 million (2012: £8.3 million).

30.3 Contingent transfer fees

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players' registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,649,000 (2012: £19,371,000). No material adjustment was required to the amounts included in the cost of players' registrations during the year (2012 and 2011: no material adjustments) and consequently there was no material impact on the amortization of players' registration charges in the income statement (2012 and 2011: no material impact).

        As of 30 June 2013 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	12,386	4,403	16,789
International appearances	3,700	160	3,860

	16,086	4,563	20,649

Notes to the consolidated financial statements (Continued)

30 Commitments (Continued)

        As of 30 June 2012 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	9,577	6,734	16,311
International appearances	2,700	360	3,060

	12,277	7,094	19,371

31 Pension arrangements

31.1 Defined benefit scheme

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

        Based on the latest actuarial valuation as of 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. A charge of £nil has been made to the income statement during the year (2012: £1,792,000) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as of 30 June 2013 amounts to £229,000 (2012: £205,000) due within one year and £2,191,000 (2012: £2,420,000) due after more than one year and is included within other payables.

31.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2013 amounted to £1,798,000 (2012: £1,422,000; 2011: £1,428,000). As at 30 June 2013, contributions of £238,000 (2012: £198,000) due in respect of the current reporting period had not been paid over to the pension schemes.

        The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

Notes to the consolidated financial statements (Continued)

32 Financial risk management

32.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

        The policy for each of the above risks is described in more detail below.

a)    Market risk

Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2013 the Group received a total of €40.7 million of revenue denominated in Euros (2012: €40.2 million; 2011: €55.3 million). The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of sponsorship revenue denominated in US dollars. During the year ended 30 June 2012 the Group received a total of $91.0 million of revenue denominated in US dollars (2012: $58.0 million; 2011: $41.2 million).

  •
  Risks arising from the US dollar denominated secured term loan and senior secured notes (see note 24). At 30 June 2013 the secured term loan and senior secured notes included principal amounts of US$584,880,000 (2012: US$393,000,000) denominated in US dollars which are not hedged and are therefore retranslated at the closing rate for each reporting date. The currency retranslation for the year ended 30 June 2013 resulted in a charge to the income statement of £2,501,000 (2012: charge of £5,191,000; 2011: credit of £16,414,000)—see note 7. Interest is paid on these borrowings in US dollars.

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

32 Financial risk management (Continued)

hedging instrument. The following table details the forward foreign currency contracts outstanding at the reporting date:

	2013				2012
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Sell Euro	1.1565	32,171	27,818	231	1.1886	28,109	23,649	876
Buy Euro	—	—	—	—	1.2506	11,000	(8,796)	91

			27,818	231			14,853	967

        As at 30 June 2013, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £231,000. It is anticipated that the future income will be received within the next 12 months, at which time the amount deferred in equity will be reclassified to the revenue line within the income statement.

        As at 30 June 2012, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £666,000. The future income was received in the financial year ended 30 June 2013 and consequently the amount deferred in equity was reclassified to the revenue line within the income statement.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities are as follows:

	2013		2012
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	1,739	86,937	9,450	60,114
Monetary liabilities	(3,033)	(584,841)	(20,168)	(423,591)

	(1,294)	(497,904)	(10,718)	(363,477)

        At 30 June 2013:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £0.1 million higher (2012: £0.8 million higher).

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £0.1 million lower (2012: £1.0 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £28.9 million higher (2012: £21.1 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £24.8 million lower (2012: £25.8 million lower).

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

Interest rate risk

        The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

        The Group's interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's borrowings are denominated in pounds sterling and US dollar. Full details of the Group's borrowings and associated interest rates can be found in note 24.

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

        Based on various scenarios, the Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. These are approved by the Executive Board of Manchester United plc and the Board receives updates on a regular basis in respect of the hedging position.

        The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the reporting date:

2013				2012
Principal value of loan outstanding £'000	Rate received	Rate paid	Expiry date	Principal value of loan outstanding £'000	Rate received	Rate paid	Expiry date
*6,469 - 4,199	3 month Libor	Fixed 6.1%	9 July 2018	*6,828 - 4,199	3 month Libor	Fixed 6.1%	9 July 2018

*
The principal value of the interest rate swaps reduces with the secured bank loan repayment terms, see note 24.

        As of 30 June 2013 the fair value of these interest rate swaps was a liability of £1,337,000 (2012: £1,685,000).

b)    Credit risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding prepayments)—the maximum credit exposure is £152,614,000 (2012: £137,141,000). Management does not expect any material losses from non-performance by these counterparties and there are no significant concentrations of credit risk within the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody's rating of Aa3.

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £33,475,000 (2012: £48,839,000), £7,913,000 (2012: £6,879,000) relates to amounts receivable from various other football clubs in relation to player trading and £17,259,000 (2012: £37,555,000) relates to commercial sponsorship.

        As at 30 June 2013, trade receivables of £27,135,000 (2012: £44,579,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As at 30 June 2013, trade receivables of £6,340,000 (2012: £4,240,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2013 £'000	2012 £'000
Up to 3 months past due	5,609	4,168
Over 3 months past due	731	72

	6,340	4,240

        As at 30 June 2013, trade receivables of £6,055,000 (2012: £2,606,000) were impaired and provided for. The amount of the provision as at 30 June 2013 was £6,055,000 (2012: £2,586,000). The individually impaired receivables largely relate to a transfer fee receivable of £2,147,000 (2012: £2,147,000) due from one football club who have entered administration. The ageing of these receivables, based on due date, is as follows:

	2013 £'000	2012 £'000
Up to 3 months	1,053	19
Over 3 months	5,002	2,587

	6,055	2,606

        Movements on the provision for impairment of trade receivables are as follows:

	2013 £'000	2012 £'000
Brought forward	2,586	2,680
Provisions for receivables impairment	3,470	246
Receivables written off during the year as uncollectible	(1)	(340)

Carried forward	6,055	2,586

c)     Liquidity risk

        The Group's policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loans, senior secured notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The Directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

        Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group's liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group's borrowing facilities are described in note 24. Financing facilities have been agreed at appropriate levels having regard to the Group's operating cash flows and future development plans.

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At the reporting date, the Group held cash and cash equivalents of £94,433,000 (2012: £70,603,000).

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	63,565	11,199	7,576	1,287
Borrowings	27,833	33,060	423,074	4,321

	91,398	44,259	430,650	5,608
Non-trading(2) and net settled derivative financial instruments:
cash outflow	383	332	852	60
cash inflow	(260)	—	—	—

At 30 June 2013	91,521	44,591	431,502	5,668

Trade and other payables excluding social security and other taxes(1)	69,258	9,351	14,081	1,732
Borrowings	37,317	37,334	525,283	8,652

	106,575	46,685	539,364	10,384
Non-trading(2) and net settled derivative financial instruments:
cash outflow	348	329	862	297
cash inflow	(967)	—	—	—

At 30 June 2012	105,956	47,014	540,226	10,681

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

32.2 Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as "equity attributable to owners of the parent" as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including "current and non-current borrowings" as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 24.

32.3 Fair value estimation

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

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (unobservable inputs).

	2013 £'000	2012 £'000
Assets
Derivative financial assets designated as cash flow hedges (note 17)	260	876
Derivative financial assets at fair value through profit or loss (note 17)	—	91
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 17)	(29)	—
Derivative financial liabilities at fair value through profit or loss (note 17)	(1,337)	(1,685)

	(1,106)	(718)

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

33 Related party transactions

        As described in note 1.1, the immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited

Notes to the consolidated financial statements (Continued)

33 Related party transactions (Continued)

Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

        The following transactions were carried out with related parties:

33.1 Loans to related parties

        A subsidiary company, Manchester United Limited, granted loans to certain directors in 2008. The aggregate amount of the loans was £10.0 million (£1.7 million each to Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). The interest rate charged on the loans from the date of issue was 5.5% per annum. Interest charged during the year amounted to £nil (2012: £457,491). The loans were repaid in full on 25 April 2012.

33.2 Interest in senior secured notes

        Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group's US dollar denominated senior secured notes. The principal amount of the Group's senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family at 30 June 2013 was $7.3 million (2012: $10.6 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £449,000 (2012: £558,000; 2011: £379,000) of which £158,000 (2012: £233,000; 2011: £228,000) was accrued at the year end.

33.3 Fees

        The Group incurred a management fee of £nil (2012: £3,000,000; 2011: £7,200,000) from Red Football Limited Partnership, the ultimate parent undertaking of Manchester United plc as described in note 1.1. The fees paid to Red Football Limited Partnership were for the provision of consulting services to the Group, including strategic, sponsorship, commercial partnership, marketing, finance and related advice.

Notes to the consolidated financial statements (Continued)

34 Subsidiaries

        The following companies are the principal subsidiary undertakings of the Company following the reorganization transactions described in note 1.1:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

        All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

35 Events after the reporting date

Playing registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2013, for total proceeds, net of associated costs, of £724,000. The associated net book value was £nil. These registrations have not been reclassified as held for sale as the associated net book value was £nil.

        Subsequent to 30 June 2013 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £30,061,000.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 24 October 2013	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.1
Specimen Ordinary Share Certificate of Manchester United plc (included as Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.2
Indenture, dated January 29, 2010, among MU Finance plc, the Guarantors and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, U.S. Paying Agent and U.S Registrar, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, Transfer Agent and Registrar, and J.P. Morgan Europe Limited, as Security Agent (included as Exhibit 4.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.1
Revolving Facilities Agreement, dated January 29, 2010, among Manchester United Limited, as Original Borrower, J.P. Morgan PLC, as Arranger, the Mandated Lead Arrangers, and J.P. Morgan Europe Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Agreement, dated May 19, 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.3	Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender.
4.4	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.5	Premier League Handbook, Season 2013/14.
4.6	Premier League Handbook, Season 2012/13 (included as Exhibit 10.4 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.