Form 20-F
period 2014-06-30
Manchester United plc
filed 2014-10-27
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2014
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

39,777,957 Class A ordinary shares
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

REORGANIZATION TRANSACTIONS AND INITIAL PUBLIC OFFERING

        Before 9 August 2012, we conducted our business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganization transactions, Red Football Shareholder Limited was a direct, wholly-owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

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

        Immediately following the reorganization transactions, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totaling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result historic earnings per share calculations reflect the capital structure of the new parent with the required disclosures in note 10 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the years ended 30 June 2014, 2013 and 2012. The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards ("IFRS"), historic earnings per share calculations and the balance sheet as of 30 June 2012 were restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

        On 10 August 2012, the Company issued 8,333,334 Class A ordinary shares and listed such shares on the New York Stock Exchange at a price of $14.00 per share (the "IPO"). Net of underwriting costs and discounts, proceeds of $110,250,000 were received by the Company.

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under IFRS, as issued by the International Accounting Standards Board (the "IASB"), and International Financial Reporting Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Prior to the reorganization transactions, we conducted our business through Red Football Shareholder Limited and its subsidiaries. Unless otherwise specifically stated, the historical financial information presented in this Annual Report is presented for the following entities:

  •
  with respect to the financial information presented as of and for the year ended 30 June 2012, Red Football Shareholder Limited and its consolidated subsidiaries; and

  •
  with respect to the financial information presented as of and for the years ended 30 June 2014 and 2013, Manchester United plc and its consolidated subsidiaries.

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

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

  •
  a requirement to have less than five years of selected financial data; and

  •
  an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002.

        As a company with less than $1.0 billion in revenue during our last fiscal year, we may take advantage of these provisions until the last day of the fiscal year following the fifth anniversary of the completion of our IPO or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this filing, although we may choose to do so in future filings.

        The JOBS Act permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We previously chose to "opt out" of this provision and, as a result, we are complying, and will continue to comply, with new or revised accounting standards as required when they are adopted. This decision to opt out of the extended transition period is irrevocable.

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

  •
  uncertainty with regard to exchange rates, our tax rate and our cash flow;

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

        Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance, principally "Item 3. Key Information—D. Risk Factors." Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

        References to our "659 million followers" are based on a survey conducted by Kantar Media (a division of WPP plc) in 2011 and paid for by us. As in the survey conducted by Kantar Media, we define the term "followers" as those individuals who answered survey questions, unprompted, with the answer that Manchester United was either their favorite football team in the world or a football team that they enjoyed following in addition to their favorite football team. For example, we and Kantar Media included in the definition of "follower" a respondent who either watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly. Although the survey solicited unprompted responses, we do not distinguish between those respondents who answered that Manchester United was their favorite football team in the world and those who enjoy following Manchester United in addition to their favorite football team. Since we believe that each of our followers engage with our brand in some capacity, including through watching matches on television, attending matches live, buying retail merchandise or monitoring the team's highlights on the internet, we believe identifying our followers in this manner provides us with the best data to use for purposes of developing our business strategy and measuring the penetration of our brand. However, we expect there to be differences in the level of engagement with our brand between individuals, including among those who consider Manchester United to be their favorite team, as well as between those who enjoy following Manchester United. We have not identified any practical way to measure these

v

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

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2013/14 season (the "Futures Data"); and

  •
  a paper published by AT Kearney, Inc. in 2011 entitled "The Sports Market" ("AT Kearney").

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial and other data presented as of and for the years ended 30 June 2014, 2013, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements and the notes thereto. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        Before 9 August 2012, we conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2012, 2011 and 2010 present the results of operations and financial position of Red Football Shareholder Limited unless otherwise specifically noted. Following the reorganization transactions, we have conducted our business through Manchester United plc and its consolidated subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2014 and 2013 present the results of operations and financial position of Manchester United plc and its consolidated subsidiaries. Manchester United plc's historical financial statements prior to the reorganization transactions are the same as Red Football Shareholder Limited's financial statements prior to the reorganization transactions, as adjusted for the reorganization transactions. The reorganization transactions have been reflected retroactively in Manchester United plc's earnings/(loss) per share calculations.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2014 and 2013 and for the years ended 30 June 2014, 2013 and 2012 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2014	2013	2012	2011	2010
	(£'000, unless otherwise indicated)
Income Statement Data:
Revenue	433,164	363,189	320,320	331,441	286,416

Analyzed as:
Commercial revenue	189,315	152,441	117,611	103,369	77,322
Broadcasting revenue	135,746	101,625	103,991	117,249	103,276
Matchday revenue	108,103	109,123	98,718	110,823	105,818

Operating expenses—before exceptional items	(367,056)	(304,120)	(274,411)	(267,986)	(232,716)

Analyzed as:
Employee benefit expenses	(214,803)	(180,523)	(161,688)	(152,915)	(131,689)
Other operating expenses	(88,298)	(74,114)	(66,983)	(68,837)	(52,306)
Depreciation	(8,665)	(7,769)	(7,478)	(6,989)	(8,634)
Amortization of players' registrations	(55,290)	(41,714)	(38,262)	(39,245)	(40,087)
Operating expenses—exceptional items	(5,184)	(6,217)	(10,728)	(4,667)	(2,775)

Total operating expenses	(372,240)	(310,337)	(285,139)	(272,653)	(235,491)
Operating profit before profit on disposal of players' registrations	60,924	52,852	35,181	58,788	50,925
Profit on disposal of players' registrations	6,991	9,162	9,691	4,466	13,385

Operating profit	67,915	62,014	44,872	63,254	64,310

Finance costs	(27,668)	(72,082)	(50,315)	(52,960)	(110,298)
Finance income	256	1,275	779	1,710	1,715

Net finance costs	(27,412)	(70,807)	(49,536)	(51,250)	(108,583)

Profit/(loss) on ordinary activities before tax	40,503	(8,793)	(4,664)	12,004	(44,273)
Tax (expense)/credit	(16,668)	155,212	27,977	986	(3,211)

Profit/(loss) for the year	23,835	146,419	23,313	12,990	(47,484)

Attributable to:
Owners of the parent	23,835	146,250	22,986	12,649	(47,757)
Non-controlling interest	—	169	327	341	273
Weighted average number of ordinary shares (thousands)	163,814	162,895	155,352 (1)	155,352 (1)	155,352	(1)
Diluted weighted average number of ordinary shares (thousands)	163,893	162,895	155,352 (1)	155,352 (1)	155,352	(1)
Basic earnings/(loss) per share (pence)	14.55	89.78	14.80 (1)	8.14 (1)	(30.74	)(1)
Diluted earnings/(loss) per share (pence)	14.54	89.78	14.80 (1)	8.14 (1)	(30.74	)(1)

(1)
As adjusted to retroactively reflect the reorganization transactions described in note 1 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the three years ended 30 June 2014, 2013 and 2012 included elsewhere in this Annual Report.

Other Data:
Commercial revenue	189,315	152,441	117,611	103,369	77,322
Analyzed as:
Sponsorship revenue	135,835	90,865	63,121	54,925	40,938
Retail, merchandising, apparel & products licensing revenue	37,512	38,609	33,787	31,268	26,471
Mobile & Content revenue	15,968	22,967	20,703	17,176	9,913

	As of 30 June
	2014	2013	2012	2011	2010
	(£'000, unless otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	66,365	94,433	70,603	150,645	163,833
Total assets	1,215,711	1,118,311	947,148	1,017,188	989,670
Total liabilities	717,061	670,351	712,051	796,765	1,030,611
Total equity	498,650	447,960	235,097	220,423	(40,941)
Equity attributable to owners of the parent	498,650	447,960	237,100	222,753	(38,270)

	Season
	2013/14	2012/13	2011/12	2010/11	2009/10
Games Played:
Premier League	38	38	38	38	38
European Games	10	8	10	13	10
Domestic Cups	6	8	5	8	7

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, any Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan facility and senior secured notes and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 14 October 2014, the exchange rate was $1.61 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2010	1.49	1.58	1.43	1.70
Fiscal Year 2011	1.61	1.59	1.50	1.67
Fiscal Year 2012	1.57	1.59	1.53	1.66
Fiscal Year 2013	1.52	1.57	1.49	1.63
Fiscal Year 2014	1.70	1.63	1.48	1.71
April 2014	1.69	1.67	1.66	1.69
May 2014	1.68	1.68	1.67	1.70
June 2014	1.70	1.69	1.67	1.71
July 2014	1.69	1.71	1.69	1.72
August 2014	1.66	1.67	1.66	1.69
September 2014	1.62	1.63	1.61	1.66
October 2014 (through 14 October 2014)	1.61	1.61	1.60	1.62

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

        The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future, particularly outside of Europe, we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our first team's performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers' commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

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

  •
  mobile & content revenue through telecom partnerships and our website;

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

        The planned growth of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage growth effectively, we will need to maintain a system of management controls and attract and retain qualified personnel, as well as, develop, train and manage management-level and other employees. Failure to manage our growth effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our growth effectively could have a negative effect on our ability to achieve our development and commercialization goals and strategies.

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

        Our Commercial revenue for each of the years ended 30 June 2014, 2013 and 2012 represented 43.7%, 42.0% and 36.7% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

        If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial and sponsorship revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.

        As part of our business plan, we intend to continue to grow our sponsorship portfolio by developing and expanding our geographic and product categorized approach, which will include partnering with additional global sponsors, regional sponsors, and mobile and media operators. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We are subject to certain contractual restrictions under our current sponsorship agreement with Nike, and will be subject to certain contractual restrictions under our new sponsorship agreement with adidas, that may affect our ability to expand on our categories of sponsors, including certain restrictions on our ability to grant sponsorship, suppliership, advertising and promotional rights to certain types of businesses. We cannot assure you that we will be successful in implementing our business plan or that our Commercial and sponsorship revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Negotiation and pricing of key media contracts are outside our control and those contracts may change in the future.

        For each of the years ended 30 June 2014, 2013 and 2012, 29.0%, 30.8% and 32.6% of our Broadcasting revenue, respectively, was generated from the media rights for Champions League matches, and 65.5%, 60.5% and 59.0% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA"). We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

        In addition, although an agreement has been reached for the sale of Premier League domestic and international broadcasting rights through the end of the 2015/16 football season and for the sale of Champions League broadcasting rights through the end of the 2017/18 football season, future agreements, may not maintain our current level of Broadcasting revenue. Moreover, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and corresponding revenue may be outweighed by international media rights, which are distributed among all Premier League clubs in even proportion. As a result, success of our first team in the Premier League could become less of an overall competitive advantage.

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

        Qualification for the Champions League is dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate. As a result of our first team performance during the 2013/14 season, our first team will not participate in the 2014/15 Champions League or 2014/15 Europa League. Inclusive of broadcasting revenue, prize money and Matchday revenue, our combined broadcasting and Matchday revenue from participation in European competitions was £49.4 million, £38.9 million and £42.3 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

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

        Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition, particularly for consecutive seasons, would negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. Failure to participate in the Champions League for two or more consecutive seasons would also reduce annual payments under the recently announced agreement with adidas by 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

Our business depends in part on relationships with certain third parties.

        We consider the development of our commercial assets to be central to our ongoing business plan and a driver of future growth. However, we do not currently have retail, merchandising and apparel operations in-house. For example, our current contract with Nike provides them with certain rights to operate our global merchandising, product licensing and retail operations. Additionally, our new contract with adidas beginning with the 2015/16 season will provide them with certain global technical sponsorship and dual-branded licensing rights. While we have been able to execute our business plan to date with the support of Nike, and expect to be able to execute our business plan in the future with the support of adidas, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by Nike in the 2014/15 season, or adidas beginning with the 2015/16 season. Further, any interruption in our ability to obtain the services of Nike in the 2014/15 season, or adidas beginning with the 2015/16 season, or other third parties or deterioration in their performance could negatively impact this portion of our operations. Furthermore, if our new arrangement with adidas is terminated or modified against our interest, we may not be able to find alternative solutions for this portion of our business on a timely basis or on terms favorable to us or at all.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2014, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 21.4% of our total revenue.

        We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or Champions League to pay outstanding amounts owed to its respective league or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2013/14, 2012/13 and 2011/12 seasons, we played 28, 28 and 25 home matches, respectively, and our Matchday revenue was £108.1 million, £109.1 million and £98.7 million for the years ended 30 June 2014, 2013 and 2012, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League,, and the Premier League's profitability and sustainability regulations, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in the Champions League. Competition within England could also cause our first team to fail to advance in the FA Cup and League Cup.

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

        We are subject to, among other things, special insolvency or bankruptcy-related rules of the Premier League and the Football Association (the "FA"). Those rules empower the Premier League board to direct certain payments otherwise due to us to the FA and its members, associate members and affiliates, certain other English football leagues and certain other entities if it is reasonably satisfied that we have failed to pay certain creditors including other football clubs, the Premier League and the Football League.

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

        We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the future revenue and income potential of our mobile & content business is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

  •
  our digital media strategy requiring us to provide offerings such as video on demand, highlights and international memberships that have not previously been a substantial part of our business;

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

        Injuries to members of the playing staff, particularly if career-threatening or career-ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our first team's performance and may also result in a loss of the income that would otherwise have resulted from a transfer of that player's registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career-threatening or career-ending injuries to that player. Our strategy is to maintain a squad of first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our first team, and therefore our business, results of operations financial condition and cash flow.

Inability to renew our insurance policies could expose us to significant losses.

        We insure against the death, permanent disablement and travel-related injuries of members of our first team, although not at such player's market value. Moreover, we do not carry insurance against career-ending injuries to our players sustained while playing or training. We also carry non-player related insurance typical for our business (including business interruption insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.

        Furthermore, although the Fédération Internationale de Football Association ("FIFA") now provides insurance coverage for loss of wages for players injured while playing for their senior national team in a match played under the FIFA international match calendar, our insurance policies do not cover our players during those periods and, under FIFA rules, national football associations are not obliged to provide insurance coverage for players on international duty.

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in the Champions League, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have transactional currency exposure against the US dollar relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. On 1 July 2013 we began hedging the foreign exchange risk on a portion of future US dollar revenues using our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. Consequently, for the year ended 30 June 2014, we recorded neither a foreign exchange gain nor loss in our income statement on our US dollar denominated secured term loan facility and senior secured notes, whereas in the year ended 30 June 2013, we recorded a foreign exchange loss of £2.5 million. For the years ended 30 June 2014, 2013 and 2012 approximately 9.1%, 9.3% and 11.0% of our total revenue was generated in Euros, respectively, and approximately 19.7%, 16.0% and 11.1% of our total revenue was generated in US dollars, respectively. We may enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

Piracy and illegal live streaming may adversely impact our broadcasting and mobile & content revenue.

        For each of the years ended 30 June 2014, 2013 and 2012, Broadcasting revenue constituted 31.3%, 28.0% and 32.5%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Our operating results may fluctuate due to seasonality.

        Our operating results are subject to seasonal variation, limiting the overall comparability and predictability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. Our business might be affected by our first team reaching the later stages of European and domestic competitions, which would generate significant additional Broadcasting and Matchday revenue during the fourth quarter of our fiscal years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial agreements. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.

We are subject to a greater tax rate than in previous years.

        During the years ended 30 June 2012 , our principal operating subsidiaries were tax residents in the United Kingdom. For the year ended 30 June 2012 we were subject to a weighted UK statutory tax rate of 25.5%. Following the reorganization transactions in 2012, although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal income tax (currently at a statutory rate of 35%) on the majority of our worldwide income.

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

        An economic downturn and adverse conditions in the United Kingdom and global markets may negatively affect our operations in the future. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial and sponsorship revenue are contingent upon the expenditures of businesses across a wide range of industries, and if these industries were to cut costs in response to an economic downturn, our revenue may similarly decline. Weak economic conditions could also cause a reduction in our Commercial and sponsorship, as well as our Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

        An increase in transfer fees would require us to pay more than expected for the acquisition of players' registrations in the future. In addition, certain players' transfer values may diminish after we acquire them, and we may sell those players for transfer fees below their net book value, resulting in a loss on disposal of players' registrations. Net transfer costs could also increase if levies imposed by

FIFA, the Premier League or any other organization in respect of the transfer of players' registrations were to increase.

        We remain committed to attracting and retaining the highest quality players for our first team. Our average annual net player capital expenditure from fiscal year 2000 to fiscal year 2014 has been £22.6 million (excluding the sale of a player in the year ended 30 June 2009 that generated significant cash inflow, the average annual net player capital expenditure over the same period would have been £28.0 million), and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net player capital expenditure. As part of any material increase in net player capital expenditure, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net player capital expenditure compared to historic levels will also result in an increase in amortization expenses in future periods.

Recently approved UEFA and Premier League restrictions could negatively affect our business.

        As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, clubs participating in the Champions League and Europa League competitions are now subject to the UEFA Club Licensing and Financial Fair Play regulations. Breaches in the rules may result in, among other things, withholding of prize money, transfer bans and ultimately disqualification from European competitions. These rules are intended to discourage clubs from continually operating at a loss and to ensure clubs settle with their football creditors on time. Breaches of licensing and financial fair play rules, for example, where costs and capital expenditures on players exceed revenues over a two- to three-year period or serious delays in settling creditors, have recently resulted in clubs being punished by way of significant fines and even exclusion from UEFA competitions.

        The Premier League has also recently introduced regulations that aim to promote sustainability through profitability and, in the three seasons beginning with the 2013/14 season, limit the amount that clubs can increase their total player salaries unless such increases are funded by additional club revenue from sources other than Premier League broadcasting revenue. Following the three season cost control period, the Premier League will implement a break even test similar to that contained in the UEFA Financial Fair Play regulations. The first break even test under the profitability and sustainability regulations will take place prior to the 2015/16 season and will be based on the fiscal years ended 30 June 2014 and 2015. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed for breaches of these regulations.

        There is a risk that application of the UEFA Club Licensing and Financial Fair Play initiative and Premier League profitability and sustainability regulations could have a material adverse effect on the performance of our first team and our business, results of operations, financial condition and cash flow.

We could be negatively affected by current and other future Premier League, FA, UEFA or FIFA regulations.

        Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of broadcasting revenue. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income, changes to the relegation structure of English football and restrictions on player spending. In addition, rules designed to promote the development of local players, such as the Home Grown Player Rule, which requires each Premier League club to include at least eight "home grown" (i.e. players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our first team.

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

        As of 30 June 2014, we had total indebtedness of £341.8 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        In addition, our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests ((see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

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

        We are subject to interest rate risk in connection with borrowings under our revolving credit facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2014, we had £177,515,000 of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

        Our principal shareholder, Red Football LLC, controls 27.69% of our issued and outstanding Class A ordinary shares and 83.06% of our issued and outstanding Class B ordinary shares, representing 81.34% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other shareholders. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

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

        For as long as we are an "emerging growth company" under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary of the completion of our IPO. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2014.

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

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 14 October 2014 we had 39,797,169 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

        We, our executive officers, directors and our principal shareholder have agreed, subject to specified exceptions, not to directly or indirectly sell, offer, contract or grant any option to sell (including any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-l(h) under the Exchange Act; or otherwise dispose of any ordinary shares, options or warrants to acquire ordinary shares, or securities exchangeable or exercisable for or convertible into ordinary shares currently or hereafter owned either of record or beneficially; or publicly announce an intention to do any of the foregoing until 28 October 2014.

        Subject to the above paragraph, all of our Class A ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable Rule 144 volume limitations and other limitations imposed under federal securities laws.

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

        Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. Furthermore, neither of our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares is limited by our existing revolving credit facility, our existing secured term loan facility and the indenture governing our senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness.

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

        The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League football club from holding an interest in voting rights exercisable in any other Premier League football club. As a result, our amended and restated memorandum and articles of association prohibit the acquisition of (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to repurchase shares from such person or direct that shareholder to transfer those shares to another person.

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

        As discussed more fully under "Item 10. Additional Information—E. Taxation," due to the circumstances of our formation and the application of Section 7874 of the US Internal Revenue Code of 1986, as amended (the "Code"), we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion "Item 10. Additional Information—E. Taxation," we will be required to withhold US income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

Withholding under the Foreign Account Tax Compliance Act may apply to our dividends and gross proceeds from the sale or other disposition of our Class A ordinary shares.

        Under legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax will generally apply to certain types of payments, including US source dividends and gross proceeds from the disposition of equity securities that produce US source dividends, made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities, unless such foreign financial institutions or other entities comply with requirements under FATCA or are otherwise exempt from such requirements. Because we report as a US domestic corporation for all purposes of the Code, including for purposes of FATCA, our dividends as well as gross proceeds from the sale or other disposition of our Class A ordinary shares paid to a foreign financial institution or other non-US entity may be subject to potential withholding under FATCA. Under the applicable Treasury regulations, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares made on or after 1 July 2014 and will apply to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after 1 January 2017. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 136-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Approximately 5 million items of Manchester United branded licensed products were sold in the last year, including approximately 2 million Manchester United jerseys. Manchester United branded products are sold through around 200 licensees in about 120 countries.

  •
  Our products are sold through approximately 10,000 doors worldwide.

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2013/14 season, our 28 home games were attended by over 2 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 4 years, we have played 23 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2014, the CRM database holds in excess of 37 million records, as compared to 32 million records as of 30 June 2013, an increase of approximately 5 million, or 15.6%.

  •
  During the 2013/14 season, our games generated a cumulative audience reach of over 2.8 billion viewers, according to the Futures Data, across 197 territories. On a per game basis, our 55 games attracted an average live cumulative audience reach of 37 million per game, based on the Futures Data.

  •
  We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

  •
  Our website, www.manutd.com, is published in 7 languages and over the year ended 30 June 2014 attracted an average of approximately 47.0 million page views per month.

  •
  We have a very popular brand page on Facebook with over 58.0 million connections. In comparison, the New York Yankees have approximately 8.3 million Facebook connections and the Dallas Cowboys have approximately 7.5 million Facebook connections. Furthermore, Apple and Google, which were ranked first and second on Interbrand's 'Best Global Brands 2013' survey, have 12.5 million and 17.6 million Facebook connections, respectively.

  •
  Our July 2013 launch on Twitter attracted approximately 345,000 followers in its first 24-hours making it one of the most successful launches ever. Our Twitter account now has more than 3.4 million followers.

Our Business Model and Revenue Drivers

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. However, we review our revenue through three principal sectors—Commercial, Broadcasting and Matchday.

  •
  Commercial:  Within the Commercial revenue sector, we monetize our global brand via three revenue streams: sponsorship; retail, merchandising, apparel & product licensing; and mobile & content. We believe that Commercial revenue will be our fastest growing sector over the next few years.

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a global, regional and product segmentation sponsorship strategy. Our global sponsorships include leading brands such as Abengoa, adidas, Aeroflot, Aon, Bulova, Bwin, Campari, Concha y Toro, DHL, Epson, General Motors (Chevrolet), Kansai, Nike, Nissin, Singha, Toshiba and Yanmar. In addition to our global sponsorships, we also have regional sponsors, such as Apollo, Cho-A Pharm, Euro Food, Federal, Gloops, Honda, Hong Kong Jockey Club, Kagome, Manda, Multistrada, Ottogi, Pepsi, Unilever and Wahaha, who are our sponsors across a variety of products and categories in certain regions and local markets around the world. Our sponsorship revenue was £135.8 million, £90.9 million and £63.1 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business is currently managed by Nike, who pays us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2013/14 season, we received £24.8 million, which reflects the minimum guaranteed amount. We also recognized an additional £12.2 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2013/14 season as compared to the £12.8 million profit share we recognized during the 2012/13 season. Our retail, merchandising, apparel & product licensing revenue was £37.5 million, £38.6 million and £33.8 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

    We have reached a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million, with an average annual instalment of £75 million per year over the term of the agreement, subject to certain adjustments. See "Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" below for additional information regarding our agreement with adidas.

  •
  Mobile & Content:  Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our mobile & content revenue was £16.0 million, £23.0 million and £20.7 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

    Our Commercial revenue was £189.3 million, £152.5 million and £117.6 million for each of the years ended 30 June 2014, 2013 and 2012, respectively, and grew at a compound annual growth rate of 26.8% from fiscal year 2012 through fiscal year 2014. The growth rate of our Commercial revenue from fiscal year 2012 to fiscal year 2013 was 29.7% and from fiscal year 2013 to fiscal year 2014 was 23.9%. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, Champions League and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 85 countries and territories around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £135.8 million, £101.6 million and £104.0 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,635 and is the largest sporting club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 17 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £108.1 million, £109.1 million and £98.7 million for each of the years ended 30 June 2014, 2013 and 2012, respectively.

        Total revenue for the years ended 30 June 2014, 2013 and 2012 was £433.2 million, £363.2 million and £320.3 million, respectively.

Industry Overview

        Football is one of the most popular spectator sports on Earth and global follower interest has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel & product licensing, mobile & content, broadcasting, and matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.

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

  •
  A globally recognized brand with a large, worldwide following:  Our 136-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetize our brand:  The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our global sponsorships include leading brands such as Abengoa, adidas, Aeroflot, Aon, Bulova, Bwin, Campari, Concha y Toro, DHL, Epson, General Motors (Chevrolet), Kansai, Nike, Nissin, Singha, Toshiba and Yanmar. In addition to our global sponsorships, we also have regional sponsors, such as Apollo, Cho-A Pharm, Euro Food, Federal, Gloops, Honda, Hong Kong Jockey Club, Kagome, Manda, Multistrada, Ottogi, Pepsi, Unilever and Wahaha, who are our sponsors across a variety of products and categories in certain regions and local markets around the world. Our community of followers is strong in emerging markets, especially in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Well established global media and marketing infrastructure driving Commercial revenue growth:  We have a large global team, working from our UK and Hong Kong offices, dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years' experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of global and regional sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 46.7% compound annual growth rate in our sponsorship revenue from fiscal year 2012 through fiscal year 2014 (the growth rate from fiscal year 2012 to fiscal year 2013 was 44.1% and from fiscal year 2013 to fiscal year 2014 was 49.4%). During fiscal year 2014 we announced 3 global sponsorship partnerships, 9 regional sponsorship partnerships and 8 financial services and telecom agreements. Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on expanding a regional sponsorship model, segmenting new opportunities by product category and territory. As part of this strategy, we opened an office in Hong Kong in August 2012, which has already successfully completed multiple sponsorship contracts, and we are planning to open an office in North America. These are in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  We will focus on growing this business on a global basis by increasing our product range and improving distribution through further development of our wholesale, retail and e-commerce channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business, and we may retain, redefine or limit some of the rights currently held and managed by our existing partner. We may also increase our focus on developing these rights more proactively, alone or with other partners.

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles and FA Cups, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first team and coaching staff. To maintain our high standard of performance we anticipate a higher level of net player capital expenditures and player wages to retain talent and enhance the caliber of our team in the near term. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several recent initiatives at Old Trafford to enhance our Matchday revenue, profitability and the fan experience including recently restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over two million in annual attendance and 99% average attendance for all of our Premier League Games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our mobile & content assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

  •
  Exploit mobile & content opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world. We have made a number of recent new employee hires to enhance our ability to address these opportunities. In January 2013, we also acquired the remaining one-third stake in MUTV. Together these actions help to ensure that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our mobile & content strategy as we continue to develop and roll out carefully targeted new products and services.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our mobile & content offerings are in the early stages of development and present opportunities for future growth. We believe we have the opportunity to further leverage our extensive CRM database, which includes over 37 million CRM records, and our more than 58 million Facebook connections. We plan to implement a carefully considered strategy to target these individuals as part of our overall digital media rollout plan.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. In 2013, the Premier League finalized the sale of television rights for the three seasons commencing with the 2013/14 season. Based on current forecasts provided by the Premier League, we expect that, in the aggregate, the value to the Premier League of the domestic and international broadcast rights for the current three-year cycle ending with the 2015/16 season will be approximately £5.0 billion, compared to £3.5 billion from the previous three-year cycle. This demonstrates how the value of live sports programming has grown dramatically in recent years due to changes in how television content is distributed and consumed. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to over 85 countries and territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

  •
  Diversify revenue and improve margins:  We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising, licensing and mobile & content.

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

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 136 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        In 1986, our club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times. In total, we have won a record 20 English League titles, a record 11 FA Cups, 4 League Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC. David Moyes was our manager during the 2013/14 season and departed the club in April 2014. Following this departure, Ryan Giggs assumed responsibility for the first team as interim manager.

        On 19 May 2014, we announced Louis van Gaal as the new team manager of Manchester United under a three-year contract. Louis van Gaal has managed at the top level of European football for over 20 years, and, in that time, he has won domestic titles and domestic cups in three countries, as well as the UEFA Champions League, the UEFA Cup, an Intercontinental Cup, two UEFA Super Cups and domestic Super Cups in Holland and Germany. Louis van Gaal took his new post in July 2014 after the FIFA World Cup, where he managed the Dutch national team into third place position.

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

        The following graph shows the success of our first team in the Premier League over the last 22 seasons:

FA Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on February 19, 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on March 11, 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on August 24, 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,635.

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

Our Football Operations

        Our football operations are primarily comprised of the following activities: our first team, our reserve team, our youth academy, our global scouting networks and other operations such as our sport science, medical and fitness operations at the Aon Training Complex.

First team

        Our first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and League Cup and, subject to qualifying, international cup competitions, including the Champions League.

        Our first team is led by our manager, supported by an assistant team manager and a club secretary, who in turn are supported by a team of over 90 individuals, including coaches and scouts for both our first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

        We have 55 players under contract of whom 36 have made an appearance for our first team. The remaining players may play for the reserve team or youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

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

        As of 14 October 2014, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Ben Amos	Goalkeeper	English	24	7	0
David de Gea	Goalkeeper	Spanish	23	140	3
Anders Lindegaard	Goalkeeper	Danish	30	29	6
Tyler Blackett	Defender	English	20	7	0
Daley Blind	Defender	Dutch	24	4	23
Jonny Evans	Defender	Northern Irish	26	185	38
Reece James	Defender	English	20	1	0
Saidy Janko	Defender	Swiss	18	1	0
Phil Jones	Defender	English	22	107	13
Michael Keane(4)	Defender	English	21	5	0
Paddy McNair	Defender	Northern Irish	19	2	0
Marcos Rojo	Defender	Argentinian	24	4	29
Luke Shaw	Defender	English	19	2	3
Rafael da Silva	Defender	Brazilian	24	163	2
Chris Smalling	Defender	English	24	126	12
Tom Thorpe	Defender	English	21	1	0
Marnick Vermijl	Defender	Belgian	22	2	0
Anderson Luis de Abreu Oliveira (Anderson)	Midfielder	Brazilian	26	181	8
Michael Carrick	Midfielder	English	33	359	31
Tom Cleverley(4)	Midfielder	English	25	79	13
Angel Di Maria	Midfielder	Argentinian	26	5	53
Marouane Fellaini	Midfielder	Belgian	26	23	53
Darren Fletcher	Midfielder	Scottish	30	334	63
Ander Herrara	Midfielder	Spanish	25	4	0
Adnan Januzaj	Midfielder	Belgian	19	41	3
Jesse Lingard	Midfielder	English	21	1	0
Juan Mata	Midfielder	Spanish	26	21	34
Luís Carlos Almeida de Cunha (Nani)(4)	Midfielder	Portuguese	27	230	80
Andreas Pereira	Midfielder	Belgian	18	1	0
Nick Powell(4)	Midfielder	English	20	7	0
Antonio Valencia	Midfielder	Ecuadorian	29	196	74
Ashley Young	Midfielder	English	29	89	30
Wilfried Zaha(4)	Midfielder	English	21	4	2
Radamel Falcao(5)	Forward	Colombian	28	4	54
Javier Hernandez(4)	Forward	Mexican	26	154	67
William Keane	Forward	English	21	1	0
Wayne Rooney	Forward	English	28	448	99
James Wilson	Forward	English	18	2	0
Robin van Persie	Forward	Dutch	31	82	94

(1)
The table includes all players who are contracted to Manchester United as of 14 October 2014 and have made at least one appearance for the Manchester United first team.

(2)
Apps means appearances for our first team through 14 October 2014.

(3)
Caps means appearances for a senior national football team through 14 October 2014.

(4)
Currently out on loan at other clubs

(5)
On loan from A.S. Monaco

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

        We spent approximately £2 million in the year ended 30 June 2014 in connection with further updating and expanding the our training facility, the Aon Training Complex.

Revenue Sectors

Commercial

        Our Commercial revenue is primarily comprised of income from: sponsorship; retail, merchandising, apparel & product licensing; and mobile & content.

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

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreement with Nike.

        The table below highlights some of our global and regional sponsors as of 1 July 2014:

Sponsor	Type of sponsorship	Product category
Abengoa	Global sponsor	Sustainable Technology
Aeroflot	Global sponsor	Airline
Aon	Global sponsor	Training kit, Training Complex and Tour sponsor
Bulova	Global sponsor	Watch
Bwin	Global sponsor	Betting
Campari	Global sponsor	Spirits
Chevrolet	Global sponsor	Shirt
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Epson	Global sponsor	Printing
Kansai	Global sponsor	Paint
Nike	Global sponsor	Kit
Nissin	Global sponsor	Noodles
Singha	Global sponsor	Beer
Toshiba Medical Systems	Global sponsor	Medical Systems
Yanmar	Global sponsor	Diesel Engines
Apollo	Regional sponsor	Tires
Cho-A Pharm	Regional sponsor	Vitamins
Euro Food	Regional sponsor	Food
Federal	Regional sponsor	Tires
Gloops	Regional sponsor	Social gaming
Honda	Regional sponsor	Motorcycles
Hong Kong Jockey Club	Regional sponsor	Private members club and Racecourses
Kagome	Regional sponsor	Soft drinks
Manda	Regional sponsor	Vitamins
Multistrada	Regional sponsor	Tires
Ottogi	Regional sponsor	Food
Pepsi	Regional sponsor	Soft drinks
Unilever	Regional sponsor	Personal care
Wahaha	Regional sponsor	Soft drinks

Shirt sponsor

        Shirt sponsorship revenue from Aon was £20.5 million, or 15.1% of our total sponsorship revenue, for the year ended 30 June 2014.

        On 26 July 2012, consistent with our strategy to grow our global sponsorship revenue, we entered into an agreement with General Motors for Chevrolet to become our exclusive shirt sponsor, beginning in our 2014/15 season. The term of the agreement runs through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We also received approximately $18.6 million in fees in each of the 2012/13 and 2013/14 seasons under the terms of the shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement are approximately $559 million. The shirt sponsorship agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

        Our shirt sponsorship agreement with Aon provided for revenue of approximately £19.6 million per year for the years ended 30 June 2010 through 30 June 2014. Our shirt sponsorship agreement with AIG provided for revenue of approximately £14.1 million per year for the years ended 30 June 2007 through 30 June 2010. Our shirt sponsorship agreement with Vodafone provided for revenue of approximately £8.0 million per year for the years ended 30 June 2000 through 30 June 2006. The Vodafone and AIG shirt sponsorships included sponsorship rights to our training kit while the Aon agreement did not, sponsorship rights to our training kit were sold in a separate agreement. Our shirt sponsorship contracts are an example of our demonstrated ability to increase the value of our sponsorship relationships by either renewing our contract with an existing sponsor in return for increased payments or negotiating an agreement with a new sponsor in the category for increased payments.

        The following graph shows our growth from shirt sponsorships since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.7097 as of 30 June 2014.

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

Training facilities partner

        On 8 April 2013, we announced that Aon would become the first ever partner of our training facilities at Carrington, which were subsequently renamed the Aon Training Complex. The agreement runs from 1 July 2013 through the end of the 2020/21 season.

Affinity insurance partner

        We are in the fifth season of an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The original agreement was entered into on 27 May 2009 and, on 21 December 2012, was extended through the 2020/21 season. The agreement, as amended, guarantees a minimum of approximately £28.8 million in payments to the club, with a minimum payment of approximately £3.2 million due in fiscal year 2021. The agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner, training facilities partner and affinity insurance partner, we generated a further £66.9 million in the year ended 30 June 2014 from other global, regional and supplier sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 4 years, we played 23 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

        We receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2013/14 season, our promotional exhibition games and promotional tours generated £11.0 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a significant growth opportunity as we continue to play exhibition games around the world.

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

        Our retail, merchandising, apparel & product licensing business is currently managed by Nike. We are now in the final year of a 13-year agreement with Nike, which guaranteed an aggregate minimum of £303 million in sponsorship and licensing fees to the club, subject to certain reductions. Under the terms of the agreement, we granted Nike an exclusive license to exploit certain of our intellectual property, retail, promotional and image rights, subject to certain exceptions. Nike incorporated a subsidiary, Manchester United Merchandising Limited ("MUML"), to which it has granted a sublicense in respect of those certain rights. Nike supplies our playing kit and, through MUML, operates our global product licensing, merchandising and the retail operations. A range of products, including the replica kit, training wear and other apparel are sold through the club store at Old Trafford as well as retail outlets throughout the world.

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

        We have reached a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. Payments due in a particular year may increase if our first team wins the Premier League, FA Cup or Champions League, or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first-team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

        The minimum guarantee from adidas does not include payments for rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels, which rights may generate additional revenue for the club. The consideration does not include the value of the adidas products that will be supplied annually to the club or performance related incentives and bonuses. The club may also benefit from additional royalty payments upon exceeding a threshold of sales.

        The agreement with adidas is subject to reciprocal termination provisions in respect of material breach and insolvency. Adidas may reduce the applicable payments for a year by 50% if the first team is not participating in the English Premier League during that year. In addition, adidas may terminate the agreement by giving one full-season's notice if the first team is relegated from the English Premier League or if it is otherwise determined that the first team shall not be participating in the Premier League or the top English league.

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

Wholesale apparel

Replica uniforms, training wear

        The Manchester United jersey and training wear are completely redesigned for each season. The annual launch of the new jersey is always a much-anticipated day for our global community of followers. The result is a robust wholesale apparel business that sold approximately 5 million items of Manchester United branded licensed products, including approximately 2 million replica jerseys, around the world in the last year.

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

        We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved digital shopping experiences, greater product availability and more efficient fulfillment. Specifically, we intend to improve our ability to target merchandise offerings to our followers using their stated preferences and historical behavior. In addition, we will enable global and regional product delivery and payment collection. We plan to develop partnerships with companies that have expertise in e-commerce, logistics and distribution by region in order to grow our online retailing and integrate it across our mobile & content platforms.

Mobile & Content

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. Our website, www.manutd.com, is published in 7 languages and over the twelve months ended 30 June 2014 attracted an average of approximately 47.0 million page views per month. We use our website, which incorporates e-commerce and video subscription services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience. Our Facebook page currently has over 58.0 million connections and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since July 2010 (in millions).

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

Video on demand

        The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. Through our website, we provide video on demand to our followers in a variety of formats and commercial models. Some video on demand content is free to all users, some content is only accessible upon registration and some content, as in the case of live preseason tour matches, is available on a pay per view basis.

        Going forward, we intend to continue to leverage the strength of our video production assets to generate improved and localized content such as high-definition match highlights, original studio programs and in-depth features on the club's players and history. Depending on the market, we may offer video on demand services via our media partners as part of a comprehensive suite of content rights, as well as on a direct-to-consumer basis.

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

        We currently have over 55.0 million connections on our Facebook page. We use Facebook as a means to communicate news and other updates, engage with our followers, identify active followers,

solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience. While there is no guarantee that our Facebook connections will continue to grow at comparable rates in the future, we believe Facebook will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, which will enhance our ability to convert them into customers through international memberships, video on demand subscriptions and e-commerce.

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

Broadcasting

        Broadcasting includes all revenue covering domestic and international television and radio rights to the Premier League, the Champions League and domestic cup competitions. Revenue from the sale of television rights are represented by both free television and pay television worldwide. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 85 countries and territories around the world.

        Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions.

        In respect of the Premier League, media agreements are typically three years in duration and are collectively negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for the season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" development), the income from the sale of the United Kingdom television rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league. Income from the sale of the rights to televise Premier League matches by overseas broadcast and radio is shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons.

        In the Champions League, media agreements are typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, representing a significant portion of the total, and an additional amount for each match played as well as a bonus based on its performance in the group and qualification for the round of 16, quarter-finals, and semi-finals. The runner-up and winner of the competition also earn additional amounts. In the 2013/14 season, each club received a total of €8.6 million in participation and match bonuses. In addition, each club had the potential to earn up to €6.0 million in performance bonuses. Qualification for the round of 16 was worth an additional €3.5 million per club, an additional €3.9 million per club for the quarter-finals, and an additional €4.9 million per club for the semi-finals. The runner-up of the competition earned an additional €6.5 million and the winner earned an additional €10.5 million.

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

Matchday

        Our stadium, which we own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford. Old Trafford is now the largest football club stadium in the United Kingdom, with a capacity of 75,635, and has one of the highest attendance rates of any football club in the Premier League. The stadium has been completely renovated and has all the modern luxuries of any new stadium, including 154 luxury boxes, approximately 8,000 executive club seats, 15 restaurants and 4 sports bars.

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

Manchester United Museum

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 136-year history. In addition, it houses the club's most precious artifacts and trophies. In 2013/14, we estimate that approximately 331,000 people visited the Manchester United Museum making our museum the most visited football club museum in the United Kingdom.

Membership Program

        We also operate a membership program. Individuals who become Official Members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £32 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount.

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

        We submitted our first break-even assessment under the UEFA Financial Fair Play regulations, based on our 2011/12 audited financial statements, ahead of registration for UEFA competitions for season 2013/14. The break-even test was positive. As we are not participating in UEFA competitions for season 2014/15, there was no requirement for a break-even test covering the aggregate of the two financial years ending in 2012/13. The break-even assessment is based on the sum of financial information for the three seasons prior to the assessment date with the exception of the first assessment for the 2013/14 season, which took into consideration the financial statements for football club fiscal years ending in 2012 and 2013. Monitoring of overdue payables commenced from June 2011. The first sanctions may be applied from the 2014/15 season.

        With respect to the "break-even" rule, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited to just €5 million; however, in order to transition clubs into the new regime, UEFA has established higher deficit amounts for the three-year cumulative period (two years for the first test), which decrease over time, and are only available if the deficit is reduced to the permitted €5 million by equity contributions by equity participants and/or related parties. The transition deficit thresholds are:

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

Premier League Profitability and Sustainability Regulations

        In 2013, the Premier League adopted its own profitability and sustainability regulations similar to the UEFA Club Licensing and Financial Fair Play Regulations. Beginning with the 2013/14 season, and continuing through the 2015/16 season, Premier League teams were essentially required to limit increases in player wage costs to £4 million per season for each of the three seasons, and no more than a £12 million aggregate increase over such period, unless funded by increases in such team's revenue, excluding Premier League broadcasting revenue.

        Following the 2015/16 season, the profitability and sustainability regulations implement a "break-even" rule similar to the break-even test of the UEFA Club Licensing and Financial Fair Play Regulations and aimed at encouraging football clubs to operate on the basis of their own revenue.

        Potential sanctions for non-compliance with the Premier League profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deduction.

        We will submit our first break-even assessment under the Premier League profitability and sustainability regulations in March 2016, based on our 2013/14 and 2014/15 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax," which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply.

        As with the UEFA Club Licensing and Financial Fair Play Regulations, we already operate within the Premier League profitability and sustainability regulations, and as a result we believe we are in a position to benefit from our strong revenue and cost control relative to other Premier League clubs and continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation. The work of the Foundation is divided into three areas: (i) local community initiatives such as the Street Reds football program, which provides free football sessions to the young people of Greater Manchester; (ii) our global charitable partnership with UNICEF which operates under the United for UNICEF banner; and (iii) partnerships with local schools to provide bespoke football programs and academic qualifications. United for UNICEF, the international charity partnership between Manchester United and UNICEF has had a positive impact on the lives of over 3.4 million children in countries across the globe, including China, India, Thailand, Laos, Vietnam, South Africa, Mozambique, Afghanistan and Iraq. The projects supported work with children living in poverty, often with no access to education and at risk from exploitation. The partnership also supports emergency relief appeals such as the Haiti earthquake disaster in 2010 and the urgent crisis in Syria in 2013.

Intellectual Property

        We consider intellectual property to be important to the operation of our business and critical to driving growth in our Commercial revenue, particularly with respect to sponsorship revenue. Certain of our commercial partners have rights to use our intellectual property. In order to protect our brand we generally have contractual rights to approve uses of our intellectual property by our commercial partners.

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

Legal Proceedings

        We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any significant losses arising from these legal proceedings is remote and accordingly no provision has been made in our consolidated balance sheet as of 30 June 2014 in accordance with IFRS.

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

Customers

        Our top five customers represented 51.1%, 45.5% and 50.1% of our total revenue in each of the years ended 30 June 2014, 2013 and 2012, respectively. Our top five customers are the Premier League, Nike, UEFA, Aon and General Motors (Chevrolet). See "Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer is the Premier League, who represented 21.4%, 17.6% and 19.9% of our total revenue in each of the years ended 30 June 2014, 2013 and 2012, respectively. Our second largest customer is Nike, who represented 8.7%, 10.6% and 10.5% of our total revenue in each of the years ended 30 June 2014, 2013 and 2012, respectively.

        We have reached a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" for additional information regarding our agreement with adidas.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 136-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Nike that want access and exposure to our community of followers and association with our brand.

How We Generate Revenue

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. We review our revenue through three principal sectors—Commercial, Broadcasting and Matchday—and within the Commercial revenue sector, we have three revenue streams which monetize our global brand: sponsorship revenue; retail, merchandising, apparel & product licensing revenue; and mobile & content revenue.

Revenue Drivers

Commercial

        Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Our Commercial revenue was £189.3 million for the year ended 30 June 2014.

Sponsorship

        We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. We typically contract with our commercial sponsors in 2-5 year terms and have demonstrated an ability to increase the value of these relationships over time by either renewing our existing contracts at higher prices or by marketing new opportunities for sponsorship agreements. For example, General Motors (Chevrolet) became our exclusive shirt sponsor starting with the 2014/15 season and this sponsorship is currently contracted through the end of the 2020/21 season. Annual fees from our new shirt sponsorship agreement will be $70.0 million in the first season, and will increase by an additional 2.1% in each season thereafter through the term of the agreement. We also received approximately $18.6 million in fees in each of the 2012/13 season and 2013/14 season under the terms of our new shirt sponsorship agreement relating to pre-sponsorship support and exposure. Total fees payable through the end of the 2020/21 season under our new shirt sponsorship agreement are approximately $559 million. This represents a material increase from the Aon and AIG shirt sponsorship deals, which were worth approximately £19.6 million and £14.1 million per season, respectively.

        On 8 April 2013, we expanded our sponsorship relationship with Aon. Beginning on 1 July 2013, Aon became the first ever sponsor of our training facilities at Carrington. Further, Aon succeeded DHL as our training kit partner and our players and coaching staff will wear Aon-branded training kits at all domestic matches, as well as during training sessions. Under the agreement, Aon became the presenting partner of all our pre-season tours for the next eight years, including the 2013 tour in Asia Pacific. The term of the agreement runs through the end of the 2020/21 season.

        Total sponsorship revenue for the year ended 30 June 2014 was £135.8 million, an increase of £44.9 million, or 49.4%, over the year ended 30 June 2013, driven by new and renewed contracts with incremental pricing increases.

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

        Nike currently manages our retail, merchandising, apparel & product licensing operations pursuant to the terms of a 13-year agreement, expiring in 2015, which guarantees us an aggregate minimum of £303 million in sponsorship and licensing fees. In return for its rights under the agreement, Nike pays us an annual installment in respect of the £303 million minimum consideration. We have reached a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million, with an average annual installment of £75 million per year over the term of the agreement, subject to certain adjustments. See "Item 4. Information on the Company—Revenue

Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" for additional information regarding our agreement with adidas.

        For the years ended 30 June 2014, 2013, and 2012, our agreement with Nike generated revenue of £24.8 million, £25.3 million and £25.4 million, respectively, which reflects the minimum guaranteed revenue under the agreement. For the year ending 30 June 2015, our agreement with Nike will generate minimum guaranteed revenue of £22.9 million, which includes a reduction of £2.5 million because our first team will not participate in the 2014/15 Champions League or 2014/15 Europa League.

        In addition, net profit (over and above the guaranteed revenue noted above) generated by Nike over the duration of the contract from the licensing, merchandising, and retail operations are shared equally between us and Nike. We recognize revenue from our portion of the cumulative profit share in our income statement only when a reliable estimate of the future performance of the contract can be obtained and only to the extent that the recognized amount of the profit share is considered probable on a cumulative basis at the end of the contract following the 2014/15 season. See "Item 5. B. Liquidity and Capital Resources" and "Item 5.A. Operating Results—Critical Accounting Policies and Judgments." Our retail, merchandising, apparel & product licensing revenue from both the minimum guarantee and the profit share was £37.5 million for the year ended 30 June 2014.

Mobile & Content

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our mobile & content revenue was £16.0 million for the year ended 30 June 2014.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, Champions League and other competitions. The growing popularity of the Premier League and Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. On 13 June 2012, the Premier League announced a three-year broadcasting contract for the live rights to 154 games in the United Kingdom worth £3.018 billion through the 2015/16 season. The contract represents a £1.25 billion increase from the previous three-year contract for the live television rights in the United Kingdom and a continuing growth trend from prior years. We expect that the value of the international broadcast rights for the next three-year cycle will increase approximately 55-60% from the £455 million per year for the previous cycle, which included the 2010/11, 2011/12 and 2012/13 seasons. Based on current forecasts provided by the Premier League, we expect that, in the aggregate, the value to the Premier League of the domestic and international broadcast rights for the current three-year cycle ending with the 2015/16 season will be £5.0 billion compared to the £3.5 billion over the previous three-year cycle. Media rights for the Champions League grew, according to the UEFA and internal data, from €865 million per season for each of the 2010/11, 2011/12 and 2012/13 seasons under the previous three-year contract to approximately €1,059 million per season under the current three-year contract. Our share of the revenue under the Premier League broadcasting rights contract amounted to £88.9 million, £61.5 million and £61.3 million for the 2013/14, 2012/13 and 2011/12 seasons, respectively, and our share of the revenue under the Champions League broadcasting rights contract amounted to £39.3 million, £31.3 million and £33.9 million for the 2013/14, 2012/13 and 2011/12 seasons, respectively. Our participation in the Premier League and Champions League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for the Champions League or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. In addition, our global television channel, MUTV, delivers Manchester United programming to over 85 countries and territories around the world. MUTV generated total revenue of £6.7 million, £8.6 million and £8.8 million for each of the years ended 30 June 2014, 2013 and 2012, respectively. Our Broadcasting revenue was £135.8 million for the year ended 30 June 2014.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, League Cup and European competitions. Our participation in the Premier League and European competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our first team, and if our first team fails to qualify for European competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for European competitions, FA Cup and League Cup matches. Our Matchday revenue was £108.1 million for the year ended 30 June 2014, which primarily included £53.5 million from gate receipts and £33.4 million from hospitality.

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

        We have also changed the composition of our general admission seats, improving the mix of ticketing options and developing a categorized approach for ticket pricing across each of our different seating options within the stadium. As a result, between the 2005/06 season and the 2013/14 season, the weighted average general admission ticket prices for our Premier League matches played at Old Trafford increased at a compound annual growth rate of 4.4%.

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

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. Net finance costs were £27.4 million for the year ended 30 June 2014. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

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

Taxes

        During each of the three years ended 30 June 2014, 2013 and 2012, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2014, we were subject to a weighted UK statutory tax rate of 22.5%, during the year ended 30 June 2013, we were subject to a weighted statutory tax rate of 23.75% and during the year ended 30 June 2012, we were subject to a weighted statutory tax rate of 25.5%.

        Following the reorganization transactions, although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate of 35%. We expect to utilize a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. Over the next few years, our effective tax rate may be volatile primarily due to the potential mismatch in the recognition of UK current tax liabilities and US deferred tax assets. During the same period we expect our total cash tax rate to be lower than the US statutory rate of 35% due to future US tax deductions related to differences in the book and tax basis of our assets as of the date of the reorganization. Thereafter, we expect our cash tax rate to align more closely with US statutory rate of 35%.

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

Seasonality

        We experience seasonality in our sales and cash flow, limiting the overall comparability and predictability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in the Champions League and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial agreements. As such, though we report interim results of operations for our first, second and third fiscal quarters, in managing our business, setting goals and assessing performance we focus primarily on our full-year results of operations rather than our interim results of operations.

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2014, 2013 and 2012.

	Year ended 30 June
	2014	2013	2012
	(£'000)
Income Statement Data
Revenue	433,164	363,189	320,320

Analyzed as:
Commercial revenue	189,315	152,441	117,611
Broadcasting revenue	135,746	101,625	103,991
Matchday revenue	108,103	109,123	98,718

Operating expenses—before exceptional items	(367,056)	(304,120)	(274,411)

Analyzed as:
Employee benefit expenses	(214,803)	(180,523)	(161,688)
Other operating expenses	(88,298)	(74,114)	(66,983)
Depreciation	(8,665)	(7,769)	(7,478)
Amortization of players' registrations	(55,290)	(41,714)	(38,262)
Operating expenses—exceptional items	(5,184)	(6,217)	(10,728)

Total operating expenses	(372,240)	(310,337)	(285,139)
Operating profit before profit on disposal of players' registrations	60,924	52,852	35,181
Profit on disposal of players' registrations	6,991	9,162	9,691

Operating profit	67,915	62,014	44,872

Finance costs	(27,668)	(72,082)	(50,315)
Finance income	256	1,275	779

Net finance costs	(27,412)	(70,807)	(49,536)

Profit/(loss) on ordinary activities before tax	40,503	(8,793)	(4,664)
Tax (expense)/credit	(16,668)	155,212	27,977

Profit for the year	23,835	146,419	23,313

Attributable to:
Owners of the parent	23,835	146,250	22,986
Non-controlling interest	—	169	327

Year Ended 30 June 2014 as Compared to the Year Ended 30 June 2013

	Year ended 30 June
			% Change 2014 over 2013
	2014	2013
	(in £ millions)
Revenue	433.2	363.2	19.3%
Commercial revenue	189.3	152.5	24.1%
Broadcasting revenue	135.8	101.6	33.7%
Matchday revenue	108.1	109.1	(0.9)%
Total operating expenses	(372.3)	(310.3)	20.0%
Employee benefit expenses	(214.8)	(180.5)	19.0%
Other operating expenses	(88.3)	(74.1)	19.2%
Depreciation	(8.7)	(7.8)	11.5%
Amortization of players' registrations	(55.3)	(41.7)	32.6%
Exceptional items	(5.2)	(6.2)	(16.1)%
Profit on disposal of players' registrations	7.0	9.1	(23.1)%
Net finance costs	(27.4)	(70.8)	(61.3)%
Tax (expense)/credit	(16.7)	155.2	—

Revenue

        Our consolidated revenue for the year ended 30 June 2014 was £433.2 million, an increase of £70.0 million, or 19.3%, compared to the year ended 30 June 2013, as a result of an increase in revenue in our Commercial and Broadcasting sectors, which was partially offset by a decrease in revenue in our Matchday sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2014 was £189.3 million, an increase of £36.8 million, or 24.1%, over the year ended 30 June 2013.

  •
  Sponsorship revenue for the year ended 30 June 2014 was £135.8 million, an increase of £44.9 million, or 49.4%, over the year ended 30 June 2013, primarily due to the activation of several new global and regional sponsorships, higher sponsorship renewals and a significant increase from the pre-season tour.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2014 was £37.5 million, a decrease of £1.1 million, or 2.8%, over the year ended 30 June 2013, primarily as a result of reduced minimum guaranteed revenue and a reduction in additional profit share pursuant to the agreement with Nike.

  •
  Mobile & Content revenue for the year ended 30 June 2014 was £16.0 million, a decrease of £7.0 million, or 30.4%, over the year ended 30 June 2013, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2014 was £135.8 million, an increase of £34.2 million, or 33.7%, over the year ended 30 June 2013, primarily due to increased revenue from the Premier League domestic and international rights agreements and increased UEFA Champions League revenue as a result of receiving a larger share of the UK Market pool by finishing 1st in the Premier League in the 2012/13 season compared to 2nd in the 2011/12 season and progressing to the quarter-final stage compared to the round of 16 stage in the prior year.

Matchday revenue

        Matchday revenue for the year ended 30 June 2014 was £108.1 million, a decrease of £1.0 million, or 0.9%, over the year ended 30 June 2013, primarily as a result of hosting a number of matches during the London Olympic Games in the prior year.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization of players' registrations and exceptional items) for the year ended 30 June 2014 were £372.3 million, an increase of £62.0 million, or 20.0%, over the year ended 30 June 2013.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2014 were £214.8 million, an increase of £34.3 million, or 19.0%, over the year ended 30 June 2013, primarily due to the impact of player acquisitions and renegotiated player contracts.

Other operating expenses

        Other operating expenses for the year ended 30 June 2014 were £88.3 million, an increase of £14.2 million, or 19.2%, over the year ended 30 June 2013, primarily due to increases in legal, professional and other consultancy fees, increased pre-season tour costs and foreign exchange losses.

Depreciation

        Depreciation for the year ended 30 June 2014 amounted to £8.7 million, an increase of £0.9 million, or 11.5%, over the year ended 30 June 2013, primarily due to capital expenditure at the Aon Training Complex.

Amortization of players' registrations

        Amortization of players' registrations for the year ended 30 June 2014 was £55.3 million, an increase of £13.6 million, or 32.6%, over the year ended 30 June 2013. Increases in amortization due to player acquisitions during the year (mainly Fellaini and Mata) were partially offset by reductions due to departed players (mainly Berbatov). The unamortized balance of existing players' registrations as of 30 June 2014 was £204.6 million, of which £66.9 million is expected to be amortized in the year ended 30 June 2015. The remaining balance is expected to be amortized over the three years ending 30 June 2018. This does not take into account player acquisitions after 30 June 2014, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2014, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items of £5.2 million were recognized for the year ended 30 June 2014, of which £4.9 million related to compensation paid to the former manager and certain members of the coaching staff on loss of office and £0.3 million related to investment property impairment charges. Exceptional items of £6.2 million were recognized for the year ended 30 June 2013, of which £3.8 million related to professional advisory fees in connection with the IPO and previously proposed public offering of shares and £2.4 million related to compensation paid to coaching staff on loss of office as a result of staff changes following the retirement of the then existing team manager.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2014 was £7.0 million, a decrease of £2.1 million, or 23.1%, over the year ended 30 June 2013. The profit on disposal of players' registrations for the year ended 30 June 2014 related to the disposals of Buttner (Dynamo Moscow), Cole (Fulham), Tunnicliffe (Fulham), James, (Leicester), Daehli (Molde) and Wooton (Leeds). The profit on disposal of players' registrations for the year ended 30 June 2013 related to the disposals of Brady (Hull), Park (QPR), Berbatov (Fulham) and Pogba (Juventus).

Net finance costs

        Net finance costs for the year ended 30 June 2014 were £27.4 million, a decrease of £43.4 million, or 61.3%, over the year ended 30 June 2013. The decrease was primarily due to a £31.9 million reduction in premium paid and accelerated amortisation of issue discount and debt finance costs as a result of there being no repurchases of senior secured notes in the current year compared to the prior year, and a £12.9 million reduction in interest payable on our secured borrowings following the refinancing in June 2013.

Tax

        The tax expense for the year ended 30 June 2014 was £16.7 million reflecting an effective tax rate of 41.2%. The effective tax rate is above the US federal income tax rate of 35% mainly due to foreign exchange losses arising on re-translation of US dollar denominated deferred tax assets. This compares to a credit of £155.2 million for the year ended 30 June 2013, which largely comprised the recognition of US deferred tax assets.

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

  •
  Sponsorship revenue for the year ended 30 June 2013 was £90.9 million, an increase of £27.8 million, or 44.1%, over the year ended 30 June 2012, primarily as a result of the shirt pre-sponsorship support from General Motor of £11.9 million and an increase from the addition of several new global and regional sponsorships.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2013 was £38.6 million, an increase of £4.8 million, or 14.2%, over the year ended 30 June 2012, primarily as a result of additional profit share received pursuant to the agreement with Nike.

  •
  Mobile & Content revenue for the year ended 30 June 2013 was £23.0 million, an increase of £2.3 million, or 11.1%, over the year ended 30 June 2012, primarily as a result of the commencement of new mobile partnerships and increased revenues from existing partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2013 was £101.6 million, a decrease of £2.4 million, or 2.3%, over the year ended 30 June 2012. Broadcasting revenue was primarily impacted by our UEFA Champions League distributions for fiscal year 2013 being based on a 25% share for finishing as runner-up in the Premier League in the preceding season, compared to a 40% share in fiscal year 2012 for finishing as champions in the Premier League in the preceding season.

Matchday revenue

        Matchday revenue for the year ended 30 June 2013 was £109.1 million, an increase of £10.4 million, or 10.5%, over the year ended 30 June 2012. The increase in Matchday revenue was due primarily to hosting certain matches at the summer 2012 Olympic Games and five domestic cup home fixtures in fiscal year 2013 compared to one in fiscal year 2012.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization of players' registrations and exceptional items) for the year ended 30 June 2013 were £310.3 million, an increase of £25.1 million, or 8.8%, over the year ended 30 June 2012.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2013 were £180.5 million, an increase of £18.8 million, or 11.6%, over the year ended 30 June 2012, primarily due to new player signings, existing player wage increases and growth in commercial headcount.

Other operating expenses

        Other operating expenses for the year ended 30 June 2013 were £74.1 million, an increase of £7.1 million, or 10.6%, over the year ended 30 June 2012, primarily due to an increase in domestic cup gateshare costs, catering direct costs, and police and security costs—associated with the domestic cup home games played in the year, as well as costs of hosting the matches at the summer 2012 Olympic Games.

Depreciation

        Depreciation for the year ended 30 June 2013 amounted to £7.8 million, an increase of £0.3 million, or 4.0%, over the year ended 30 June 2012, primarily due to capital expenditures at the Aon Training Complex.

Amortization of players' registrations

        Amortization of players' registrations for the year ended 30 June 2013 was £41.7 million, an increase of £3.4 million, or 8.9%, over the year ended 30 June 2012. Increases in amortization due to player acquisitions during the year ended 30 June 2013 (mainly Robin van Persie, Shinji Kagawa,Wilfried Zaha and Nick Powell) were partially offset by reductions due to departed players (mainly Dimitar Berbatov).

Exceptional items

        Exceptional items of £6.2 million were recognized for the year ended 30 June 2013, of which £3.8 million related to professional advisory fees in connection with the IPO and previously proposed public offering of shares and £2.4 million related to compensation paid to coaching staff on loss of office as a result of staff changes following the retirement of the team manager and subsequent appointment of a new team manager. Exceptional items of £10.7 million were recognized for the year ended 30 June 2012, of which £8.9 million related to professional advisory fees in connection with the IPO and previously proposed public offering of shares and £1.8 million related to an increase in the provision relating to the Football League pension scheme deficit following an actuarial valuation.

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

Net finance costs

        Net finance costs for the year ended 30 June 2013 were £70.8 million, an increase of £21.3 million, or 43.0%, over the year ended 30 June 2012. The primary reasons for this increase were the premium paid on the redemption of senior secured notes of £22.0 million (£16.7 million of this increase related to our 24 June 2013 redemption of £177.8 million in aggregate principal amount of our outstanding 8 3/4% pounds sterling senior secured notes due 2017 and $22.1 million in aggregate principal amount of our outstanding 8 3/8% US dollar senior secured notes due 2017), compared to £2.2 million in the prior year, and the amortization of issue discount and debt finance costs of £11.8 million, compared to £2.3 million in the prior year. This increase was offset by reduced interest payable on senior secured notes of £4.3 million, a £1.7 million favorable foreign exchange swing on the translation of our US dollar denominated senior secured notes, a £1.0 million gain on the translation of our new US dollar denominated secured term loan facility and a £0.5 million increase in interest receivable.

Tax

        For the year ended 30 June 2013, we recorded a non-cash tax credit of £155.2 million, largely comprising the recognition of US deferred tax assets.

        As a result of the reorganization transactions related to the IPO, we inherited the £96.1million carried forward US tax bases of Red Football Limited Partnership, which we expect to benefit from by way of future US tax deductions.

        Furthermore, the reorganization transactions related to the IPO resulted in additional US tax bases or "step-up" that we currently expect to result in the availability of further US tax deductions. The resulting increase in tax bases is currently estimated to be approximately $350 million (£225 million) gross, although not all of this is expected to result in increased US tax deductions. The deductible element of the "step-up" was not finalized at the time of preparation of the financial statements for the year ended 30 June 2013 and consequently the £31.9 million recognized as a deferred tax asset with respect to the step-up reflected management's best estimate. A charge in respect of previous years was recognized in 2014, representing a refinement in tax estimates in relation to the above mentioned US tax bases.

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

        The £153.3 million US deferred tax asset recognized in connection with the reorganization transactions related to the IPO, a portion of which was utilized during the year ended 30 June 2013, reflects management's then current expectation that there will be sufficient future taxable profits to utilize future US tax deductions.

        In the prior year, we recorded a tax credit of £28.0 million primarily due to the recognition of previously unrecognized UK tax losses as a UK deferred tax asset and the continuing release of the UK deferred tax liabilities.

Critical Accounting Policies and Judgments

        The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenue and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the years ended 30 June 2014, 2013 and 2012 included elsewhere in this Annual Report.

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

        In respect of contracts with multiple elements, we allocate the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognize the allocated revenue on a straight-line basis over the relevant period of each element.

        We have yet to determine the appropriate revenue recognition policy for our recently announced agreement with adidas. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" for additional information regarding our agreement with adidas.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management do not consider to involve critical estimates and judgments, see Note 2 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the years ended 30 June 2014, 2013 and 2012 included elsewhere in this Annual Report.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses and other operating expenses. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes, although we have in the past, and may from time to time in the future, repurchase our senior secured notes in open market transactions. Repurchased senior secured notes have been retired. Additionally, although we have not needed to draw any borrowings under our revolving credit facility since 2009, we have no intention of retiring our revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar sponsorship revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        Our business generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other Commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving credit facility. As of 30 June 2014, we had no borrowings under our revolving credit facility.

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

        We have reached a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million, with an average annual installment of £75 million per year over the term of the agreement, subject to certain adjustments. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" for additional information regarding our agreement with adidas.

        We also maintain a mixture of long-term debt and capacity under our revolving credit facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

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

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,635. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £4.1 million, £4.0 million and £15.3 million for the years ended 30 June 2014, 2013 and 2012, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we spent £7.6 million in fiscal year 2013 and approximately £2.0 million in fiscal year 2014 in connection with updating and expanding the Aon Training Complex, our training facility.

Mobile & Content capital expenditure

        We intend to continue investing in our mobile & content assets, including our website and digital media capabilities. Over the next three years, we intend to invest approximately £5.0 million to £8.0 million in our mobile & content assets, however, as our mobile & content business continues to grow, the timing of these capital expenditure investments may change.

Net player capital expenditure

        From the year ended 30 June 2000 to the year ended 30 June 2014, average net player capital expenditure represented a cash outflow of £22.6 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net player capital expenditure over the same period would have been a cash outflow of £28.0 million per fiscal year).

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

Last 15 Years Net Player Capital Expenditure(1)

(1)
The net player capital expenditure data presented is the sum of all cash used for purchases of players' registrations and all cash generated from sales of players' registrations as disclosed in our consolidated annual financial statements. For the years ended 30 June 2013 to 30 June 2014, the data above was derived from the annual financial statements of Manchester United plc. For the years ended 30 June 2007 to 30 June 2012, the above data was derived from the annual financial statements of Red Football Shareholder Limited. For the years prior to 2007, the annual financial statements used to derive the data above were those of the previous parent company, Manchester United plc. The information represents fiscal years which comprised 12 month periods except for the year ended 30 June 2005. Manchester United plc's fiscal year ended on 31 July until the 2005 fiscal year, which resulted in an 11-month fiscal year in 2005. Thus, the net player capital expenditure for the 2005 fiscal year is for the 11-month period ended 30 June 2005. Manchester United plc changed its name to Manchester United Limited in the fiscal year 2006. The annual financial statements for periods prior to our transition to IFRS on 1 July 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2014, 2013 and 20121:

	Year ended 30 June
	2014	2013	2012
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	101.7	129.9	80.3
Interest paid	(27.7)	(73.6)	(47.1)
Debt finance costs relating to borrowings	(0.1)	(3.1)	—
Interest received	0.3	0.9	1.0
Tax (paid)/refunded	(1.4)	3.1	(3.3)

Net cash generated from operating activities	72.8	57.2	30.9

Cash flow from investing activities
Purchases of property, plant and equipment (net of proceeds)	(10.8)	(12.5)	(15.3)
Purchases of investment property	—	—	(7.3)
Purchases of players' registrations	(92.9)	(46.0)	(59.0)
Proceeds from sale of players' registrations	14.0	9.7	9.4

Net cash used in investing activities	(89.7)	(48.8)	(72.2)

Cash flow from financing activities
Proceeds from issue of shares	—	70.3	—
Expenses directly attributable to issue of shares	—	(1.5)	—
Acquisition of additional interest in subsidiary	—	(2.7)	—
Proceeds from borrowings	—	209.2	—
Repayment of borrowings	(5.0)	(259.3)	(28.8)
Dividends paid	—	—	(10.0)

Net cash (used in)/generated from financing activities	(5.0)	16.0	(38.8)

Net (decrease)/increase in cash and cash equivalents	(21.9)	24.4	(80.1)

Net cash generated from operating activities

        Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and Commercial revenue. Cash generated from operations for the year ended 30 June 2014 produced a cash inflow of £101.7 million, a decrease of £28.2 million from a cash inflow of £129.9 million for the year ended 30 June 2013. The decrease in cash generated from operations compared to the year ended 30 June 2013 is largely due to net movements in our working capital. Cash generated from operations for the year ended 30 June 2012 was £80.3 million.

        Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. On 25 November 2013 we entered into an interest rate swap which has the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our revolving credit facility is also subject to variable rates of interest. Interest paid was £27.7 million in the year ended 30 June 2014, a decrease of £45.9 million compared to £73.6 million in interest paid in the year ended 30 June 2013. The decrease of £45.9 million was primarily due to a £21.0 million reduction in interest paid on the secured term loan facility and senior secured notes following the debt refinancing in the prior year and a £22.0 million reduction relating to the premium paid on redemption of senior secured notes in the prior year as there were no redemptions of senior secured notes in the current year. Interest paid was £47.1 million for the year ended 30 June 2012.

        Net cash generated from operating activities was £72.8 million in the year ended 30 June 2014, compared to net cash generated from operating activities of £57.2 million for the year ended 30 June 2013. Net cash generated from operating activities was £30.9 million for the year ended 30 June 2012.

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

        Net cash used in investing activities for the year ended 30 June 2014 was £89.7 million, an increase of £40.9 million from £48.8 million for the year ended 30 June 2013, primarily due to higher purchases of players' registrations.

        For the year ended 30 June 2014, net capital expenditure was £10.8 million, a decrease of £1.7 million from net capital expenditure of £12.5 million for the year ended 30 June 2013. Net capital expenditure for the year ended 30 June 2014 related mainly to general development at Old Trafford and the Aon Training Complex. Net capital expenditure for the year ended 30 June 2013 related mainly to upgrades to our corporate facilities and general development at Old Trafford together with the redevelopment of our training facility at Carrington.

        For the year ended 30 June 2014, net player capital expenditure was £78.9 million, an increase of £42.6 million from net player capital expenditure of £36.3 million for the year ended 30 June 2013. Net player capital expenditure for the year ended 30 June 2014 mainly comprised expenditures for the acquisitions of Fellaini, Herrera, Mata, van Persie and Zaha less payments received relating to the disposal of Berbatov, Brady, Buttner and O'Shea. Player capital expenditure for the year ended 30 June 2013 mainly comprised expenditures for the acquisitions of Kagawa, Powell, van Persie and Zaha less payments received relating to the disposals of Berbatove, Diouf, O'Shea, Park and Pogba.

        For the year ended 30 June 2012, net capital expenditure on the purchase of property, plant and equipment and investment property was a cash outflow of £22.6 million. Net player capital expenditure was £49.6 million. As a result, net cash used in investing activities was £72.2 million.

Net cash generated from/(used in) financing activities

        Net cash used in financing activities for the year ended 30 June 2014 was £5.0 million, an increase of £21.0 million over net cash generated of £16.0 million for the year ended 30 June 2013. During the year ended 30 June 2014, we repaid £5.0 million of borrowings, primarily relating to the secured term loan facility.

        Net cash generated from financing activities for the year ended 30 June 2013 was £16.0 million, an increase of £54.8 million from over £38.8 million net cash used in financing activities for the year ended 30 June 2012. During the year ended 30 June 2013, we raised £70.3 million ($110.2 million) following our IPO. The net proceeds of the share issue were used to repurchase a portion of our 8.375% US dollar senior secured notes, comprising a principal value of £62.6 million ($101.7 million) and a premium on repurchase of £5.3 million ($8.5 million). Expenses of £1.5 million directly attributable to the issue of new shares were incurred. In June 2013 we refinanced a portion of our borrowings with a new £209.2 million ($315.7 million) US dollar secured term loan facility. We used the proceeds from the new secured term loan facility to repurchase all £177.8 million of our 8.75% pounds sterling senior secured notes and £14.0 million ($22.1 million) of our 8.375% US dollar senior secured notes, repaying a total equivalent to £208.5 million, comprising a principal value of £191.8 million and a premium on repurchase of £16.7 million. On 2 January 2013, we acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. We also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving credit facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

        Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. as lender. As of 30 June 2014 the sterling equivalent of £177.5 million (net of unamortized issue costs of £2.5 million) was outstanding. The outstanding principal amount was $307.8 million.

        On 11 August 2014 we re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased to the original principal amount of $315.7 million. We continue to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

        Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar Libor plus the applicable margin. The applicable margin means 2.75% per annum, except if no event of default has occurred and is continuing, it means the following:

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

        The secured term loan facility contains a financial maintenance covenant (identical to the covenant contained in the revolving credit facility—see below) requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, players' registrations, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the Champions League.

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

Senior secured notes

        Our wholly-owned finance subsidiary, MU Finance plc, initially issued $425 million in aggregate principal amount of 8 3/8% senior secured notes due 2017. As of 30 June 2014 the sterling equivalent of £152.7 million (net of unamortized issue costs of £4.7 million) was outstanding. The outstanding principal amount was $269.2 million.

        Our senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against all of the assets of Red Football Limited and each of the guarantors.

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

Year	Redemption Price
2014	104.188%
2015	102.094%
2016	100.000%

        In the event we exercise our option to redeem any series of notes pursuant to the terms of the indenture and less than all of the notes of such series are to be redeemed, the trustee will select notes for redemption on a pro rata basis.

Revolving credit facility

        Our revolving credit facility agreement allows Manchester United Limited and Manchester United Football Club Limited to borrow up to £75 million from a syndicate of lenders and J.P. Morgan Europe Limited as agent and security trustee. The facility consists of two individual facilities of £50 million and £25 million. As of 30 June 2014, we had no outstanding borrowings and had £75 million in borrowing capacity under our revolving credit facility agreement.

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

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2014, £6.1 million was outstanding under the Alderley facility. £1.9 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £4.2 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

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

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2014 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £0.3 million relating to this contingent consideration has been recognized on our balance sheet as of 30 June 2014, and the maximum additional amount that could be payable as of that date is £20.8 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2014, we do not believe receipt of any such amounts to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2014, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2014:

	Payments due by period(1)
	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	29,363	216,244	164,006	—	409,613
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	1,736	1,542	257	4,190	7,725
Purchase obligations(4)	96,765	38,305	5,315	—	140,385
Other long-term liabilities	—	—	—	—	—

Total	127,864	256,091	169,578	4,190	557,723

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2014, we had $307.8 million of our secured term loan facility outstanding and $269.2 million of our 8 3/8% US dollar senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited. As of 30 June 2014, we had £6.1 million outstanding under the Alderley facility. See "Item 5.B. Liquidity and Capital Resources—Indebtedness—Description of principal indebtedness" and Note 23 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the three years ended 30 June 2014 included elsewhere in this Annual Report.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See Note 29.1 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the three years ended 30 June 2014 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of players' registrations and capital commitments. Purchase obligations also include obligations relating to the previously terminated interest rate swap amounting to £9.2 million (including interest payable of £0.7 million). Purchase obligations do not include contingent transfer fees of £20.8 million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in Note 30.2 to our audited consolidated financial statements as of and for the year ended 30 June 2014 included elsewhere in this Annual Report, as of 30 June 2014, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	54	Executive Co-Chairman and Director
Joel Glazer	47	Executive Co-Chairman and Director
Edward Woodward	42	Executive Vice Chairman and Director
Richard Arnold	43	Group Managing Director and Director
Jamieson Reigle	37	Managing Director, Asia Pacific
Kevin Glazer	52	Director
Bryan Glazer	49	Director
Darcie Glazer Kassewitz	46	Director
Edward Glazer	44	Director
Robert Leitão	51	Independent Director
Manu Sawhney	47	Independent Director
John Hooks	58	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 54, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 47, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 42, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. He is also director of Manchester United Merchandising Limited and MUTV Limited and is Chairman of the Marketing Committee of the European Clubs Association. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 43, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and mobile & content business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV Limited. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Jamieson Reigle, aged 37, is the Company's Managing Director, Asia Pacific. He is responsible for the management and growth of the Company's businesses in the Asia Pacific region. Mr. Reigle joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company's capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

        Kevin Glazer, aged 52, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 49, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 46, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 44, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 51, is an Independent Director of the Company. He is currently Head of the UK and Chairman of the Management Committee of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 47, is an Independent Director of the Company. With over 22 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney was in his last role the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between Disney and News Corp and reported directly to the Board and was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing/Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals totaling billions of dollars. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also serves as a member of the 28th S. E. Asia Games Steering Committee.

        John Hooks, aged 58, is an Independent Director of the Company. He has been working in the luxury fashion industry for over 30 years. He has held positions in some of the sector's most influential companies. Having graduated from Oxford University in 1978, he entered the fashion industry through Gruppo Finanziario Tessile S.p.A. (GFT) in Turin, Italy, a company with which he remained for 14 years, holding a variety of positions, including that of Commercial Director for Valentino, President, CIDAT USA, in New York and finally as Commercial Director for GFT Asia. In this role, from 1988 to 1994, he was responsible for the establishment of GFT's regional subsidiary companies and the distribution network in Japan, South Korea, Hong Kong, as well as mainland China (one of the first foreign fashion companies to be present in the country) for brands including Giorgio Armani, Christian Dior, Claude Montana, Valentino, Emanuel Ungaro, Trussardi and Pierre Cardin. In 1995, he joined Jil Sander A.G. in Hamburg, Germany, initially as Commercial Director for Europe and Asia, before assuming global responsibility, when he was appointed Commercial and Retail Director in 1998. In 2000, Mr. Hooks was recruited by Giorgio Armani S.p.A. as Group Commercial and Marketing Director, based at the company's Milan headquarters. In this role, he was charged with the expansion of the company's global wholesale and retail network. He later assumed the role of deputy managing director and subsequently that of deputy chairman of the Armani group. In August 2011, he became the Group President of Ralph Lauren Europe and the Middle East.

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

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2014 fiscal year, as well as the amount contributed by our

Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2014 was £7.8 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2014 was £0.1 million.

Employment or Service Agreements

        We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. In order to align the interests of our executive management with our shareholders members of our executive management are eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our 2012 Equity Incentive Award Plan (the "Equity Plan"). The amount of the awards will generally be subject to the discretion of our board of directors and our remuneration committee. In order to encourage retention, the awards are eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of the awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member's annual salary for so long as such member is employed by us

        We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.

Share-Based Compensation Awards

        We currently have one share-based compensation award plan, namely the 2012 Equity Incentive Award Plan, established in 2012 (the "Equity Plan").

The Equity Plan

        The principal purpose of the Equity Plan is to attract, retain and motivate selected employees, consultants and non-employee directors through the granting of share-based and cash-based compensation awards. The principal features of the Equity Plan are summarized below.

        During the year ended 30 June 2014 certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	111,916
Awarded during the year	102,180
Forfeited during the year	(44,393)
Vested during the year	(64,278)

Outstanding at the end of the year	105,425

        The fair value of shares awarded during the year was $15.92 (£10.50) per share.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,907,743 remain available for issuance.

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

C.    BOARD PRACTICES

Board of Directors

        We currently have 11 directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Each of our directors holds office until he resigns or is recused from office as discussed above.

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2014, 2013 and 2012, including directors, was as follows:

	2014 Number	2013 Number	2012 Number
Average number of employees:
Football—players	79	82	79
Football—technical and coaching	92	76	80
Commercial	138	125	76
Media	91	69	73
Administration and other	469	391	388

Average monthly number of employees	869	743	696

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,323, 2,395 and 2,376 temporary employees in fiscal years 2014, 2013 and 2012, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 14 October 2014:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)(3)	—		—		3,500,000	2.82%	2.73%
Joel Glazer(2)(4)	—		—		3,500,000	2.82%	2.73%
Edward Woodward		(*)		(*)	—	—	(*)
Richard Arnold		(*)		(*)	—	—	(*)
Jamieson Reigle		(*)		(*)	—	—	(*)
Kevin Glazer(2)(5)	—		—		3,500,000	2.82%	2.73%
Bryan Glazer(2)(6)	—		—		3,500,000	2.82%	2.73%
Darcie Glazer Kassewitz(2)(7)	—		—		3,500,000	2.82%	2.73%
Edward Glazer(2)(8)	—		—		3,500,000	2.82%	2.73%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 14 October 2014, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Red Football LLC(2)	11,019,033	27.69%	103,000,000	83.08%	81.34%
Baron Capital Group, Inc	15,026,190	37.76%	—	—	1.17%
FMR LLC	3,981,000	10.00%	—	—	0.31%
Tybourne Capital Management (HK) Limited	3,060,052	7.69%	—	—	0.24%
Blackrock, Inc.	2,965,726	7.45%	—	—	0.23%
Lansdowne Partners Limited	2,731,445	6.86%	—	—	0.21%
Avram Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Joel M. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Kevin Glazer Irrevocable Exempt Family Trust	—	—	3,500,000	2.82%	2.73%
Bryan G. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Darcie S. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%
Edward S. Glazer Irrevocable Exempt Trust	—	—	3,500,000	2.82%	2.73%

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

  •
  on 23 August 2013, Avram Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Kevin Glazer Irrevocable Exempt Family Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Darcie S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B shares, representing 2.73% of total voting power;

  •
  on 6 August 2014, Blackrock Inc. made a public filing that it held 2,965,726 of our Class A shares, representing 0.23% of total voting power;

  •
  on 14 August 2014, Tybourne Capital Management (HK) Limited made a public filing that it held 3,060,052 of our Class A shares, representing 0.24% of total voting power;

  •
  on 14 August 2014, Lansdowne Partners Limited made a public filing that it held 2,731,445 of our Class A shares, representing 0.21% of total voting power;

  •
  on 9 September 2014, FMR LLC made a public filing that it held 3,981,000 of our Class A shares, representing 0.31% of total voting power; and

  •
  on 10 September 2014, Baron Capital Group, Inc. made a public filing that it held 15,026,190 of our Class A shares, representing 1.17% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 14 October 2014, we had 39,795,262 Class A shares held by 2,077 U.S. resident shareholders of record, representing approximately 3.11% of total voting power and 124,000,000 Class B shares held by seven U.S. resident shareholders of record, representing approximately 97.75% of total voting power.

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

        As of 14 October 2014, Red Football LLC owned 11,019,033 of our Class A shares and 103,000,000 of our Class B shares, representing in total 81.34% of total voting power.

Shareholders' Arrangements

        As of 14 October 2014, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

B.    RELATED PARTY TRANSACTIONS

Loans to Controlling Shareholder

        Our subsidiary, Manchester United Limited, granted loans to affiliates of our principal shareholder in 2008. The agreement governing these loans was subsequently amended on 5 November 2009 and again on 22 November 2010. The loans were an aggregate amount of £10.0 million and were fully drawn (£1.7 million to each of the six lineal descendants of Mr. Malcolm Glazer: Ms. Darcie Glazer Kassewitz and Messrs. Avram, Bryan, Edward, Joel and Kevin Glazer). Messrs. Avram and Joel Glazer each serve as Executive Co-Chairman of the Company and as a Director on our board of directors. Ms. Darcie Glazer Kassewitz and Messrs. Bryan, Edward and Kevin Glazer each serve as a Director on our board of directors. See Note 33.1 to our audited consolidated financial statements included elsewhere in this Annual Report. The interest rate on the loans was 5.5% per annum. Interest was paid in cash pursuant to the terms of the loans in the years ended 30 June 2014, 2013 and 2012 in amounts of £nil, £nil and £457,491, respectively. We believe the terms of the loans were at least as favorable to us as compared to terms that we would have received in connection with a loan to an independent third party. The loans were borrowed for general personal purposes. In connection with the £10.0 million dividend distributed to our controlling shareholder on 25 April 2012, the loans were repaid in full on 25 April 2012. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

Senior Secured Notes Held by Kevin Glazer

        Mr. Kevin Glazer is a Director on our board of directors, and certain members of his immediate family acquired a portion of our outstanding senior secured notes in an aggregate principal amount of $10,600,000 in open market transactions in October 2010 and January 2011 (the "Relevant Notes"). The principal amount of the Relevant Notes held by Mr. Kevin Glazer and certain members of his immediate family as of 14 October 2014 was $7.3 million. The Relevant Notes pay interest at a rate of 8 3/8% and are subject to the other terms and conditions as described therein. The terms of the Relevant Notes are on an arm's length basis. They were acquired for general investment purposes.

Consulting Fees

        We incurred a management fee of £3.0 million in fiscal year 2012 payable to our controlling shareholder, Red Football Limited Partnership. We did not incur a management fee in fiscal years 2014 or 2013. The management fees were for the provision of consulting services to us, including strategic, sponsorship, commercial partnership, marketing, finance and related advice, and such other services consistent with those we reasonably required.

        The management arrangement with Red Football Limited Partnership was terminated prior to our IPO in August 2012.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2011 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

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

        The amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving credit facility, our secured term loan facility and the indenture governing our senior secured notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares for the foreseeable future. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness."

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

B.    SIGNIFICANT CHANGES

Playing Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2014, for total proceeds, net of associated costs, of £25,839,000. The associated net book value was £7,911,000.

        Subsequent to 30 June 2014 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £118,597,000.

Secondary offering

        On 5 August 2014 we announced the pricing of a public offering of 12,000,000 of our Class A Ordinary Shares by our controlling shareholder, Red Football LLC, at a price to the public of $17.00 per share. We did not receive any proceeds from the sale of these shares.

Borrowings—secured term loan facility

        On 11 August 2014 we re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. We continue to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

Agreement with adidas

        In July 2014 we announced a 10-year agreement with adidas with respect to global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. Payments due in a particular year may increase if the first team wins the Premier League, FA Cup or Champions League, or decrease if the first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first-team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

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

	Per Share
	High	Low
	(in USD)
Annual
FY 2014	18.78	14.47
FY 2013 (10 August 2012 through 30 June 2013)	19.04	12.18
Quarterly
FY 2015
First Quarter	19.63	15.19
Second Quarter (through 14 October 2014)	16.57	16.12
FY2014
First Quarter	17.85	16.13
Second Quarter	17.54	15.15
Third Quarter	17.24	14.47
Fourth Quarter	18.78	15.86
FY2013
First Quarter (beginning 10 August 2012)	14.20	12.18
Second Quarter	14.05	12.25
Third Quarter	18.82	14.03
Fourth Quarter	19.04	15.16
Monthly
2014
April	18.78	15.86
May	17.42	16.19
June	17.84	16.65
July	19.63	17.36
August	18.50	17.00
September	17.01	15.19
October (through 14 October 2014)	16.57	16.12

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 14 October 2014 we had 163,797,169 ordinary shares listed (comprising 39,797,169 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are a party, for the two years immediately preceding the date of this Annual Report:

  •
  Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender. A copy of the Agreement is included as Exhibit 4.3 to this Annual Report

  •
  Amendment and Restatement Agreement, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender. A copy of the Agreement is included as Exhibit 4.4 to this Annual Report.

  •
  Premier League Handbook, Season 2014/15. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2014/15. A copy of the Handbook is included as Exhibit 4.6 to this Annual Report.

  •
  Premier League Handbook, Season 2013/14. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2013/14. A copy of the Handbook is included as Exhibit 4.7 to this Annual Report.

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

        This summary does not address alternative minimum tax consequences or non-income tax consequences, such as estate or gift tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that will acquire Class A ordinary shares in this offering, and it assumes that investors will hold their Class A ordinary shares as capital assets (generally, property held for investment).

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

Treatment of the Company as a Domestic Corporation for US Federal Income Tax Purposes

        Even though the Company is organized as a Cayman Islands exempted company, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company reports as a domestic corporation for US federal income tax purposes. This has implications for all shareholders; the Company is subject to US federal income tax as if it were a US corporation, and distributions made by the Company are generally treated as US-source dividends and generally subject to US dividend withholding tax.

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

Non-US Holders

Distributions

        Subject to the discussion under "—Foreign Account Tax Compliance Act" below, distributions treated as dividends (see "—US Holders—Distributions" above) by the Company to Non-US Holders will be subject to US federal withholding tax at a 30% rate, except as may be provided by an applicable income tax treaty. To obtain a reduced rate of US federal withholding under an applicable income tax treaty, a Non-US Holder will be required to certify its entitlement to benefits under the treaty, generally on a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable.

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

        A Non-US Holder will generally not be subject to backup withholding with respect to payments of dividends, provided the Company receives a properly completed statement to the effect that the

Non-US Holder is not a US person and the Company does not have actual knowledge or reason to know that the holder is a US person. The requirements for the statement will be met if the Non-US Holder provides its name and address and certifies, under penalties of perjury, that it is not a US person (which certification may generally be made on IRS Form W-8BEN or W-8BEN-E) or if a financial institution holding the Class A ordinary shares on behalf of the Non-US Holder certifies, under penalties of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement.

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

        Under the applicable Treasury regulations, the withholding provisions described above generally apply to payments of dividends on our Class A ordinary shares made on or after 1 July 2014 and will apply to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after 1 January 2017. Prospective investors are encouraged to consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 32 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the years ended 30 June 2014, 2013 and 2012 for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Currency risk

        We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant currency risk we face relates to the revenue received in Euros as a result of participation in European competitions. We seek to hedge economically the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

        We also receive a significant amount of sponsorship revenue denominated in US dollars. On 1 July 2013 we began hedging the foreign exchange risk on a portion of future US dollar revenues using our US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of our US dollar cash balances. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on retranslation of our US dollar borrowings and a portion of our US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. As of 30 June 2014, we had a total of $577.0 million of US dollar denominated secured term loan facility and senior secured notes outstanding.

        As of 30 June 2014, the amount accumulated in the hedging reserve relating to the above hedge was a credit of £40.0 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2014, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £12.8 million for the year ended 30 June 2014. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £73.3 million for the year ended 30 June 2014.

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

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving credit facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2014 we had £177.5 million of variable rate indebtedness outstanding under our secured term loan facility and £6.1 million of variable rate indebtedness under our Alderley credit facility. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, a hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

        Other than as disclosed herein, we have no additional hedging policies.

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

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility and our Alderley facility. As of 30 June 2014, the fair value of outstanding interest rate swaps was a net liability of £1.1 million.

        Prior to refinancing our previous secured senior facilities with our senior secured notes, we entered into interest rate swap agreements to fix the interest rate on a large proportion of those variable rate senior facilities. Under the interest rate swap arrangement, we agreed to make interest payments at a fixed rate of 5.0775% as required under the terms of the facility agreement in return for receiving a floating rate pegged to LIBOR, on a notional amount of £450 million of senior facilities agreements. At 29 January 2010, largely as a result of falling interest rates, our mark-to-market loss on these interest rate swap agreements amounted to £40.7 million. The terms of the swap agreements allowed the counterparties involved to terminate the swaps upon refinancing of the senior facilities, thus crystalizing the mark-to-market liability. Upon termination of these swaps, an initial aggregate payment of £12.7 million was made to such counterparties, with the remaining liability being repaid semi-annually through 31 December 2015. As of 30 June 2014, the outstanding swap liability on our balance sheet was £8.5 million.

Embedded foreign exchange derivatives

        We have a number of currency based embedded derivatives in host Commercial revenue contracts. These are separately recognised in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2014 the fair value of such derivatives was a net liability of £1.3 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2014, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 1992. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2014 was effective.

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

        Our Code of Business Conduct and Ethics is available on our website at http://ir.manutd.com/. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2014 and 2013. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2014 and 2013, and breaks down these amounts by category of service:

	2014 £'000	2013 £'000
Audit Fees	316	346
Audit-Related Fees	—	679
Tax Fees	159	282
All Other Fees	244	166

Total	719	1,473

Audit Fees

        Audit fees in 2014 and 2013 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

        Audit-related fees are in 2013 were related to professional services rendered in connection with our IPO.

Tax Fees

        Tax fees in 2014 and 2013 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in 2014 and 2013 relate to services in connection with corporate compliance matters.

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

ITEM 16H.    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not applicable.

ITEM 18.    FINANCIAL STATEMENTS

        The audited consolidated financial statements as required under Item 18 are attached hereto starting on page F-1 of this Annual Report. The audit report of PricewaterhouseCoopers LLP, independent registered public accounting firm, is included herein preceding the audited consolidated financial statements.

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
2.2
Indenture, dated 29 January 2010, among MU Finance plc, the Guarantors and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, U.S. Paying Agent and U.S Registrar, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, Transfer Agent and Registrar, and J.P. Morgan Europe Limited, as Security Agent (included as Exhibit 4.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.1
Revolving Facilities Agreement, dated 29 January 2010, among Manchester United Limited, as Original Borrower, J.P. Morgan PLC, as Arranger, the Mandated Lead Arrangers, and J.P. Morgan Europe Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.3
Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender (included as Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
4.4
Amendment and Restatement Agreement, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender (included as Exhibit 4.1 to our Report on Form 6-K (File No. 001-35627), filed with the SEC on 12 August 2014).
4.5	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.6	Premier League Handbook, Season 2014/15.

4.7	Premier League Handbook, Season 2013/14 (included as Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

27 October 2014

Consolidated income statement

		Year ended 30 June
	Note	2014 £'000	2013 £'000	2012 £'000
Revenue	4	433,164	363,189	320,320

Operating expenses	5	(372,240)	(310,337)	(285,139)
Profit on disposal of players' registrations		6,991	9,162	9,691

Operating profit		67,915	62,014	44,872

Finance costs		(27,668)	(72,082)	(50,315)
Finance income		256	1,275	779

Net finance costs	7	(27,412)	(70,807)	(49,536)

Profit/(loss) on ordinary activities before tax		40,503	(8,793)	(4,664)
Tax (expense)/credit	9	(16,668)	155,212	27,977

Profit for the year		23,835	146,419	23,313

Attributable to:
Owners of the parent		23,835	146,250	22,986
Non-controlling interest		—	169	327

		23,835	146,419	23,313

Earnings per share attributable to owners of the parent during the year
Basic earnings per share (pence)	10	14.55	89.78	14.80
Diluted earnings per share (pence)	10	14.54	89.78	14.80

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

		Year ended 30 June
	Note	2014 £'000	2013 £'000	2012 £'000
Profit for the year		23,835	146,419	23,313

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Fair value movements on cash flow hedges, net of tax	9	25,687	(435)	1,132
Exchange gain/(loss) on translation of overseas subsidiary, net of tax	9	30	(88)	229

Other comprehensive income/(loss) for the year, net of tax		25,717	(523)	1,361

Total comprehensive income for the year		49,552	145,896	24,674

Attributable to:
Owners of the parent		49,552	145,727	24,347
Non-controlling interest		—	169	327

		49,552	145,896	24,674

        Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 9.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2014 £'000	2013 £'000
ASSETS
Non-current assets
Property, plant and equipment	12	254,859	252,808
Investment property	13	13,671	14,080
Goodwill	14	421,453	421,453
Players' registrations	15	204,572	119,947
Trade and other receivables	18	41	1,583
Deferred tax asset	25	129,631	145,128

		1,024,227	954,999

Current assets
Derivative financial instruments	17	—	260
Trade and other receivables	18	125,119	68,619
Cash and cash equivalents	19	66,365	94,433

		191,484	163,312

Total assets		1,215,711	1,118,311

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (Continued)

		As of 30 June
	Note	2014 £'000	2013 £'000
EQUITY AND LIABILITIES
Equity
Share capital	20	52	52
Share premium		68,822	68,822
Merger reserve		249,030	249,030
Hedging reserve		25,918	231
Retained earnings		154,828	129,825

Equity attributable to owners of the parent		498,650	447,960

Non-current liabilities
Derivative financial instruments	17	1,602	1,337
Trade and other payables	22	42,464	18,413
Borrowings	23	326,803	377,474
Deferred revenue		15,631	17,082
Provisions	24	—	988
Deferred tax liabilities	25	28,837	17,168

		415,337	432,462

Current liabilities
Derivative financial instruments	17	875	29
Current tax liabilities		2,999	900
Trade and other payables	22	102,232	78,451
Borrowings	23	15,005	11,759
Deferred revenue		180,613	146,278
Provisions	24	—	472

		301,724	237,889

Total equity and liabilities		1,215,711	1,118,311

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings/ (deficit) £'000	Total attributable to owners of the parent £'000	Non- controlling interest £'000	Total equity £'000
Balance at 1 July 2011	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423

Profit for the year	—	—	—	—	22,986	22,986	327	23,313
Cash flow hedges, net of tax	—	—	—	1,132	—	1,132	—	1,132
Currency translation differences	—	—	—	—	229	229	—	229

Total comprehensive income for the year	—	—	—	1,132	23,215	24,347	327	24,674
Dividends (note 11)	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Proceeds from issue of shares (note 1.1)	50	25	—	—	—	75	—	75
Capital reorganization(1)		(249,105)	249,030	—	—	(75)	—	(75)

Balance at 30 June 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097

Profit for the year	—	—	—	—	146,250	146,250	169	146,419
Cash flow hedges, net of tax	—	—	—	(435)	—	(435)	—	(435)
Currency translation differences	—	—	—	—	(88)	(88)	—	(88)

Total comprehensive (loss)/income for the year	—	—	—	(435)	146,162	145,727	169	145,896
Equity-settled share-based payments (note 21)	—	—	—	—	832	832	—	832
Proceeds from issue of shares (note 1.2)	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares (note 1.2)	—	(1,459)	—	—	—	(1,459)	—	(1,459)
Acquisition of non-controlling interest in MUTV Limited (note 27)	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)

Balance at 30 June 2013	52	68,822	249,030	231	129,825	447,960	—	447,960

Profit for the year	—	—	—	—	23,835	23,835	—	23,835
Cash flow hedges, net of tax	—	—	—	25,687	—	25,687	—	25,687
Currency translation differences, net of tax	—	—	—	—	30	30	—	30

Total comprehensive income for the year	—	—	—	25,687	23,865	49,552	—	49,552
Equity-settled share-based payments (note 21)	—	—	—	—	1,138	1,138	—	1,138

Balance at 30 June 2014	52	68,822	249,030	25,918	154,828	498,650	—	498,650

(1)
Adjusted retrospectively to reflect the reorganization transactions described in note 1.1.

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2014 £'000	2013 £'000	2012 £'000
Cash flows from operating activities
Cash generated from operations	26	101,704	129,930	80,302
Interest paid		(27,669)	(73,629)	(47,068)
Debt finance costs relating to borrowings		(123)	(3,074)	—
Interest received		254	937	1,010
Tax (paid)/refunded		(1,375)	3,057	(3,333)

Net cash generated from operating activities		72,791	57,221	30,911

Cash flows from investing activities
Purchases of property, plant and equipment		(10,847)	(12,503)	(15,323)
Purchases of investment property		—	(2)	(7,364)
Proceeds from sale of property, plant and equipment		50	9	—
Purchases of players' registrations		(92,942)	(45,997)	(58,971)
Proceeds from sale of players' registrations		14,025	9,646	9,409

Net cash used in investing activities		(89,714)	(48,847)	(72,249)

Cash flows from financing activities
Proceeds from issue of shares		—	70,258	—
Expenses directly attributable to issue of shares		—	(1,459)
Acquisition of additional interest in subsidiary	27	—	(2,664)
Proceeds from borrowings		—	209,190	—
Repayment of other borrowings		(4,997)	(259,254)	(28,774)
Dividends paid		—	—	(10,000)

Net cash (used in)/generated from financing activities		(4,997)	16,071	(38,774)

Net (decrease)/increase in cash and cash equivalents		(21,920)	24,445	(80,112)
Cash and cash equivalents at beginning of year		94,433	70,603	150,645
Foreign exchange (losses)/gains on cash and cash equivalents		(6,148)	(615)	70

Cash and cash equivalents at end of year	19	66,365	94,433	70,603

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

        These financial statements were approved by the Audit Committee of the Board of Directors on 27 October 2014.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

2.1   Basis of preparation

        The consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRS IC") interpretations. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognised at fair value through profit and loss, unless cash flow hedge accounting applies.

Out of period adjustments

        The consolidated financial statements for year ended 30 June 2014 include certain out of period adjustments which are not considered material to the prior year financial statements. The details of these items, which result in a net impact to the income statement in the year of £nil, are outlined below:

  •
  A credit of £0.7 million related to the recognition of fair value movements on embedded foreign exchange derivatives from the prior year.

  •
  A charge of £0.9 million related to a tax adjustment in respect of the prior year.

  •
  A credit of £0.5 million related to the release of a provision re player registration costs following a tribunal ruling in the prior year.

  •
  A charge of £0.3 million related to an impairment of investment property which arose in the prior year.

2.1.1  Changes in accounting policy and disclosures

a)    New and amended standards adopted by the Group.

        The Group has adopted the following new and amended IFRS standards for the first time for the financial year beginning on 1 July 2013. None of these had a material impact on the consolidated financial statements of the Group.

  •
  IAS 19 (revised 2011), "Employee benefits" which removes the corridor approach and calculates finance costs on a net funding basis.

  •
  Amendment to IFRS 7, "Financial instruments: Disclosures", on asset and liability offsetting. This amendment includes new disclosures to facilitate comparison between those entities that prepare IFRS financial statements to those that prepare financial statements in accordance with US GAAP.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

  •
  IFRS 12, "Disclosures of interests in other entities" includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

  •
  IFRS 13, "Fair value measurement", aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

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

  •
  IFRS 9, "Financial instruments" addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010 and updated in November 2013. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group does not expect adoption of IFRS 9 to have a material impact and will adopt IFRS 9 from 1 July 2015. The Group will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

  •
  Amendment to IAS 36, "Impairment of assets"

  •
  Amendment to IAS 39, "Financial instruments: Recognition and measurement"

  •
  Amendment to IAS 19, "Employee benefits"

  •
  Annual improvements to IFRSs 2012 and 2013 which includes changes to IFRS 1, "First time adoption", IFRS 2, "Share-based payment", IFRS 3, "Business Combinations", IFRS 8, "Operating segments", IFRS 13, "Fair value measurement", IAS 16, "Property, plant and equipment", IAS 38, "Intangible assets", and "IAS 40, "Investment property". The Group will adopt the annual improvements to IFRSs 2012 and 2013 from 1 July 2014.

  •
  Amendment to IAS 16, "Property, plant and equipment" and IAS 38, "Intangible assets"

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

  •
  IFRS 15, "Revenue from Contracts with Customers. The Group does not expect adoption of IFRS 15 to have a material impact and will adopt IFRS 15 from 1 July 2017.

        There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.2   Basis of consolidation

a)    Subsidiaries

        Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition by acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

        Acquisition costs are expensed as incurred.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

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

d)    Exchange rates

        The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2014	2013	2012	2014	2013	2012
Euro	1.2491	1.1666	1.2360	1.2002	1.2125	1.1802
US Dollar	1.7097	1.5166	1.5680	1.6275	1.5683	1.5896

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

        Details regarding the determination of the fair value of share-based transactions are set out in note 21.

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

        Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognised in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Prior impairments are reviewed for possible reversal at each reporting date.

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

        Investment property is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment property is depreciated using the straight-line method over 50 years.

        Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. Prior impairments are reviewed for possible reversal at each reporting date. If an impairment charge subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognised for the asset in prior years.

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

        Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognised in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. Prior impairments are not subsequently reviewed for possible reversal at each reporting date.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player's contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for on-going service are typically paid in equal annual instalments over the term of the player's contract. These are paid at the beginning of each financial year and the related charge is recognised within operating expenses in the income statement on a straight-line basis over that period.

b)    Initial recognition

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players' registrations, is disclosed in note 30.2. Costs are fully amortized using the straight-line method over the period covered by the player's contract.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

e)     Impairment

        Management does not consider that it is possible to determine the value in use of an individual football player in isolation as that player (unless via a sale or insurance recovery) cannot generate cash flows on his own. Whilst management does not consider any individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not play for the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team playing squad for another reason. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.15 Derivative financial instruments and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the income statement immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in the income statement depends on the nature of the hedging relationship. The Group designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

        From 1 July 2013 the Group started hedging the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues using the Group's US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group's US dollar cash balances i.e. net borrowings. Foreign exchange gains or losses arising on re-translation of the Group's US dollar borrowings and a portion of the Group's US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately.

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an on-going basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items. The Group uses a variety of methods to assess hedge effectiveness depending on the nature and type of the hedging relationship, including critical terms comparison, dollar offset method and regression analysis.

        Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

        The fair values of various derivative instruments are disclosed in note 17. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the income statement.

        Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve within equity are reclassified to the income statement in the periods when the hedged item affects the income statement (for example, when the forecast transaction that is hedged takes place). When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the hedged item is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

2.16 Trade and other receivables

        Trade receivables are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

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

        Other receivables comprise miscellaneous receivables which are recognised initially at fair value and subsequently measured at amortized cost. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

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

        Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

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

b)    Players' registrations

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable

Notes to the consolidated financial statements (Continued)

3 Critical Accounting Judgements and Estimates (Continued)

requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. A provision of £0.3 million relating to this contingent consideration has been recognised on the balance sheet as of 30 June 2014. The maximum additional amount that could be payable as of that date is disclosed in note 30.2.

        The Group will perform an impairment review on intangible assets, including player registrations, if adverse events indicate that the amortized carrying value of the asset may not be recoverable. Whilst no individual player can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where a player is taken out of the CGU, when it becomes clear that they will not play for the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team squad for another reason. If such circumstances were to arise, the carrying value of the player would be assessed against the Group's best estimate of the player's fair value less any costs to sell.

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

        Additional profit share recognised in the year ended 30 June 2014 amounted to £12.2 million, cumulative £42.3 million (2013: £12.8 million, cumulative £30.1 million; 2012: £8.4 million, cumulative £17.3 million).

d)    Revenue recognition—commercial contracts with multiple elements

        In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

        Revenue relating to commercial contracts with multiple elements recognized in the year ended 30 June 2014 amounted to £19.3 million (2013: £11.9 million; 2012: £nil).

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

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2014 £'000	2013 £'000	2012 £'000
Commercial	189,315	152,441	117,611
Broadcasting	135,746	101,625	103,991
Matchday	108,103	109,123	98,718

	433,164	363,189	320,320

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

        Revenue derived from entities accounting for more than 10% of revenue in either 2014, 2013 or 2012 were as follows:

	2014 £'000	2013 £'000	2012 £'000
F.A. Premier League	92,752	63,977	63,859
Nike	<10%	38,609	33,787
UEFA	<10%	<10%	34,082

Notes to the consolidated financial statements (Continued)

5 Operating expenses

	2014 £'000	2013 £'000	2012 £'000
Employee benefit expense (note 8)	(214,803)	(180,523)	(161,688)
Operating lease costs	(2,352)	(2,760)	(2,186)
Auditors' remuneration: audit of parent company and consolidated financial statements	(17)	(17)	(16)
Auditors' remuneration: audit of the Company's subsidiaries	(299)	(329)	(76)
Auditors' remuneration: tax compliance services	(159)	(282)	(277)
Auditors' remuneration: other services	(244)	(166)	(4)
Foreign exchange (losses)/gains	(4,103)	570	(445)
(Loss)/profit on disposal of property, plant and equipment	(24)	7	—
Depreciation—property, plant and equipment (note 12)	(8,549)	(7,650)	(7,373)
Depreciation—investment property (note 13)	(116)	(119)	(105)
Other operating expenses	(81,100)	(71,137)	(63,979)
Amortization of players' registrations (note 15)	(55,290)	(41,714)	(38,262)
Exceptional items (note 6)	(5,184)	(6,217)	(10,728)

	(372,240)	(310,337)	(285,139)

        In addition to the auditors' remuneration charges disclosed above are amounts of £nil (2013: £679,000; 2012: £1,975,000) relating to tax planning advice, general assurance and other advice in connection with a public offer of shares and either charged as exceptional items when they are not directly attributable to the issue of new shares (see note 6) or offset against share premium when they are directly attributable to the issue of new shares.

6 Exceptional items

	2014 £'000	2013 £'000	2012 £'000
Compensation paid on loss of office	(4,891)	(2,401)	—
Impairment—investment property (note 13)	(293)	—	—
Professional adviser fees relating to public offer of shares	—	(3,816)	(8,936)
Football League pension scheme deficit (note 31)	—	—	(1,792)

	(5,184)	(6,217)	(10,728)

        Compensation paid on loss of office relates to payments to the former team manager and certain members of the coaching staff (2013: certain members of the coaching staff only).

        The investment property impairment charge represents reductions in the market value of investment properties held by the Group, based on external valuations undertaken.

        Professional adviser fees relating to a public offer of shares are recognised as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees include £nil (2013: £543,000; 2012: £1,755,000) relating to services provided by the Group's auditors.

Notes to the consolidated financial statements (Continued)

6 Exceptional items (Continued)

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the scheme as per the latest actuarial valuation at 31 August 2011 (see note 31 for further details).

7 Net finance costs

	2014 £'000	2013 £'000	2012 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(2,402)	(3,048)	(3,648)
Interest payable on secured term loan facility and senior secured notes	(19,350)	(32,299)	(36,448)
Amortization of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(1,936)	(11,836)	(2,290)
Premium on repurchase of senior secured notes (note 23)	—	(21,977)	(2,180)
Foreign exchange (loss)/gain on US dollar denominated bank accounts(1)	(2,712)	(615)	70
Foreign exchange loss on US dollar denominated secured term loan facility and senior secured notes (note 32)(1)	—	(2,501)	(5,191)
Unwinding of discount factors relating to onerous lease provision (note 24) and player transfer fees	(334)	(154)	(347)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(1,320)	—	—
Interest rate swaps	386	348	(281)

Total finance costs	(27,668)	(72,082)	(50,315)
Total finance income—interest receivable on short-term bank deposits	256	1,275	779

Net finance costs	(27,412)	(70,807)	(49,536)

(1)
On 1 July 2013 the Group started hedging the foreign exchange risk on a portion of contracted future US dollar revenues using the Group's US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group's US dollar cash balances i.e. net borrowings. As a result, foreign exchange gains or losses arising on re-translation of the Group's US dollar borrowings and a portion of the Group's US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues.

Notes to the consolidated financial statements (Continued)

8 Employees

8.1   Employee benefit expense and average number of people employed

        The average number of employees during the year, including directors, was as follows:

	2014 Number	2013 Number	2012 Number
Average number of employees:
Football—players	79	82	79
Football—technical and coaching	92	76	80
Commercial	138	125	76
Media	91	69	73
Administration and other	469	391	388

Average number of employees	869	743	696

        The Group also employs approximately 2,323 temporary staff on match days (2013: 2,395; 2012: 2,376), the costs of which are included in employee costs below.

        Particulars of employee costs are as shown below:

	2014 £'000	2013 £'000	2012 £'000
Wages and salaries (including bonuses)	(189,173)	(158,030)	(142,699)
Share-based payments (note 21)	(1,852)	(1,390)	—
Social security costs	(21,396)	(19,305)	(17,567)
Other pension costs—defined contribution (note 31)	(2,382)	(1,798)	(1,422)

	(214,803)	(180,523)	(161,688)

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

8.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2014 £'000	2013 £'000	2012 £'000
Short-term employee benefits	(5,796)	(7,041)	(6,947)
Share-based payments	(1,852)	(1,390)	—
Post-employment benefits	(132)	(168)	(117)

	(7,780)	(8,599)	(7,064)

Notes to the consolidated financial statements (Continued)

9 Tax

	2014 £'000	2013 £'000	2012 £'000
Current tax:
Current tax on profit for the year	(22)	—	—
Adjustment in respect of previous years(1)	(128)	1,276	—
Foreign tax	(1,472)	(491)	(125)

Total current tax (expense)/credit	(1,622)	785	(125)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(9,959)	(8,242)	—
Adjustment in respect of previous years(1)	297	—	—
Recognition of additional US tax base(2)	—	153,317	—

Total US deferred tax (expense)/credit (note 25)	(9,662)	145,075	—

UK deferred tax:
Origination and reversal of temporary differences	(7,457)	6,657	3,719
Adjustment in respect of previous years(1)	(191)	1,662	3,445
Impact of change in UK corporation tax rate	2,264	1,033	3,778
Recognition of previously unrecognized deferred tax asset(3)	—	—	17,160

Total UK deferred tax (expense)/credit (note 25)	(5,384)	9,352	28,102

Total deferred tax (expense)/credit	(15,046)	154,427	28,102

Total tax (expense)/credit	(16,668)	155,212	27,977

        A reconciliation of the total tax (expense)/credit is as follows:

	2014 £'000	2013 £'000	2012 £'000
Profit/(loss) before tax	40,503	(8,793)	(4,664)

Loss before tax multiplied by weighted average US corporate tax rate of 35.0% (2013: 35.0%; 2012: weighted average UK corporate tax rate of 25.5%)	(14,176)	3,078	1,189
Tax effects of:
Foreign tax	—	—	(125)
Adjustment in respect of previous years(1)	(22)	2,938	3,445
Difference in tax rates on non US operations	(247)	101	—
Re-measurement of deferred tax—change in UK corporate tax rate	—	—	3,778
Utilization of tax losses	—	—	5,619
Recognition of additional US tax base(2)	—	153,317	—
Recognition of previously unrecognized deferred tax asset(3)	—	—	17,160
Foreign exchange losses on net operating losses(4)	(1,942)	—	—
Expenses not deductible for tax purposes(5)	(281)	(4,222)	(3,089)

Total tax (expense)/credit	(16,668)	155,212	27,977

(1)
The £2,938,000 tax credit in 2013 is primarily due to the recognition of a further UK deferred tax asset relating to the premium arising on the repurchase of senior secured notes in the prior year.

Notes to the consolidated financial statements (Continued)

9 Tax (Continued)

  The £3,445,000 tax credit in 2012 is due to the reassessment of the position relating to a previous rolled over gain on player disposal.

(2)
The £153,317,000 tax credit in 2013 related to the recognition of additional US tax base comprised three elements, as follows:

•
As a result of the reorganization transactions related to the IPO, the Company inherited the £96,114,000 carried forward US tax bases of Red Football Limited Partnership, which the Group will benefit from by way of future US tax deductions.

•
Furthermore, the reorganization transactions resulted in additional US tax bases or 'step-up' that was expected to result in the availability of further US tax deductions. The resulting increase in tax bases was estimated to be approximately $350 million (£225 million) gross, although not all of this was expected to result in increased tax deductions. At the time of preparing the 2013 financial statements, the deductible element of the 'step-up' had not been finalized and consequently the £31,945,000 recognized as a deferred tax asset with respect to the 'step-up' reflected management's best estimate of the portion that it was probable would be realized. A charge in respect of previous years was recognized in 2014, representing a refinement in tax estimates in relation to the above mentioned US tax bases.

•
In addition, the Group is expected to utilize future UK taxes paid as foreign tax credits in the US, and as such can 'mirror' the existing UK net deferred tax liability as a deferred tax asset in the US. As the UK deferred tax liability unwinds, there will be UK taxable income which will result in a US foreign tax credit. The benefit of the additional expected foreign tax credits resulted in a deferred tax asset of £25,258,000.

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

(4)
The £1,942,000 foreign exchange losses on net operating losses arise because carried forward net operating losses are denominated on the US tax return in US dollars and consequently the associated deferred tax asset has to be retranslated at each reporting date.

(5)
Expenses not deductible for tax purposes typically comprise routine, recurring disallowable expenses such as entertaining. Additional one off expenses not allowable for tax purposes in 2013 relates to 2013 losses that arose immediately prior to the Group being acquired by Manchester United plc. These losses are not allowable for US tax purposes but are allowable for UK tax purposes. The additional tax charge in 2012 of £3,089,000 mainly relates to professional adviser fees relating to a proposed public offer of shares (see note 6), and the premium paid on repurchase of senior secured notes (see note 23).

Notes to the consolidated financial statements (Continued)

9 Tax (Continued)

        In addition to the amount credited to the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2014			2013			2012
	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000
Arising on income and expenses recognized in other comprehensive income:
Movements in fair value of financial instruments treated as cash flow hedges	39,643	(13,956)	25,687	(646)	211	(435)	1,506	(374)	1,132
Exchange gain/(loss) on translation of overseas subsidiary	46	(16)	30	(88)	—	(88)	229	—	229

Other comprehensive income/(loss)	39,689	(13,972)	25,717	(734)	211	(523)	1,735	(374)	1,361

Current tax	—	(1,852)	—	—	—	—	—	—	—
US deferred tax (note 25)	—	(5,835)	—	—	53	—	—	—	—
UK deferred tax (note 25)	—	(6,285)	—	—	158	—	—	(374)	—

	—	(13,972)	—	—	211	—	—	(374)	—

10 Earnings per share

(a)   Basic

        Basic earnings per share is calculated by dividing the profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year, as adjusted for the reorganization transactions described in note 1.1.

	2014	2013	2012
Profit attributable to owners of the parent (£'000)	23,835	146,250	22,986
Class A ordinary shares (thousands)	39,814	38,895	31,353
Class B ordinary shares (thousands)	124,000	124,000	124,000
Basic earnings per share (pence)	14.55	89.78	14.80

(b)   Diluted

        Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012

Notes to the consolidated financial statements (Continued)

10 Earnings per share (Continued)

Equity Incentive Plan (the "Equity Plan"). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	2014	2013	2012
Profit attributable to owners of the parent (£'000)	23,835	146,250	22,986
Class A ordinary shares (thousands)	39,814	38,895	31,353
Adjustment for assumed conversion into Class A ordinary shares (thousands)	79	—	—
Class B ordinary shares (thousands)	124,000	124,000	124,000
Diluted earnings per share (pence)	14.54	89.78	14.80

11 Dividends

        An interim dividend of £nil (2013: £nil; 2012: £10.0 million) has been paid by the Company during the year. The related amount of dividend per ordinary share for the year was £nil (2013: £nil; 2012: £0.06(1)). The directors are not proposing to pay a final dividend relating to the year ended 30 June 2014 (2013: £nil; 2012: £nil).

(1)
As adjusted retrospectively to reflect the reorganization transactions described in note 1.1.

Notes to the consolidated financial statements (Continued)

12 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
At 1 July 2012	264,505	35,845	25,544	325,894
Additions	5,552	2,604	4,438	12,594
Disposals	—	(2,272)	(620)	(2,892)

At 30 June 2013	270,057	36,177	29,362	335,596

Accumulated depreciation
At 1 July 2012	30,230	31,204	16,594	78,028
Charge for year	3,326	1,814	2,510	7,650
Disposals	—	(2,270)	(620)	(2,890)

At 30 June 2013	33,556	30,748	18,484	82,788

Net book amount
At 30 June 2013	236,501	5,429	10,878	252,808

Net book amount
At 1 July 2012	234,275	4,641	8,950	247,866

Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	342	4,132	6,202	10,676
Disposals	(80)	(548)	(137)	(765)

At 30 June 2014	270,319	39,761	35,427	345,507

Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for year	3,353	2,266	2,930	8,549
Disposals	(14)	(538)	(137)	(689)

At 30 June 2014	36,895	32,476	21,277	90,648

Net book amount
At 30 June 2014	233,424	7,285	14,150	254,859

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £231,356,000 (2013: £230,703,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 23).

        Capital commitments at the reporting date are disclosed in note 30.1.

Notes to the consolidated financial statements (Continued)

13 Investment property

£'000
Cost
At 1 July 2012	19,126
Additions	2

At 30 June 2013	19,128

Accumulated depreciation and impairment
At 1 July 2012	4,929
Charge for the year	119

At 30 June 2013	5,048

Net book amount
At 30 June 2013	14,080

Net book amount
At 1 July 2012	14,197

Cost
At 1 July 2013 and 30 June 2014	19,128

Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the year	116
Impairment charge	293

At 30 June 2014	5,457

Net book amount
At 30 June 2014	13,671

        Management obtained an external valuation update report as of 31 December 2013 which indicated that the properties had been impaired and consequently an impairment charge was recognised at that time. Management has obtained a further report based on an external valuation carried out in accordance with the Royal Institute of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014 as of 30 June 2014 which supported the carrying value as of that date and consequently no further impairment charge is required. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 32.3).

        The property rental revenue earned by the Group from its investment property amounted to £1,276,000 (2013: £1,126,000; 2012: £929,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £551,000 (2013: £390,000; 2012: £302,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 29.2.

        Investment property with a net book amount of £6,754,000 (2013: £6,574,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 23).

Notes to the consolidated financial statements (Continued)

13 Investment property (Continued)

        As of 30 June 2014, the Group had no contractual obligations to purchase, construct or develop investment property (2013: £nil). As of 30 June 2014, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2013: not material).

14 Goodwill

	2014 £'000	2013 £'000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortisation and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

        An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2013: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 9.3% (2013: 11.1%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the UEFA Champions League. The cash flow projections assume participation in the UEFA Champions League in each period apart from the financial year ending 30 June 2015 which assumes no cash flows associated with European competitions.

        Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 3%;

  •
  failure to qualify for the UEFA Champions League once during the period between the financial year ending 30 June 2015 and the financial year ending 30 June 2019.

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

Notes to the consolidated financial statements (Continued)

15 Players' registrations

£'000
Cost
At 1 July 2012	306,817
Additions	51,175
Disposals	(40,247)

At 30 June 2013	317,745

Accumulated amortization
At 1 July 2012	194,418
Charge for year	41,714
Disposals	(38,334)

At 30 June 2013	197,798

Net book amount
At 30 June 2013	119,947

Net book amount
At 1 July 2012	112,399

Cost
At 1 July 2013	317,745
Additions	142,032
Disposals	(46,980)

At 30 June 2014	412,797

Accumulated amortization
At 1 July 2013	197,798
Charge for year	55,290
Disposals	(44,863)

At 30 June 2014	208,225

Net book amount
At 30 June 2014	204,572

        The unamortized balance of existing players' registrations as of 30 June 2014 was £204.6 million, of which £66.9 million is expected to be amortized in the year ended 30 June 2015. The remaining balance is expected to be amortized over the three years to 30 June 2018. This does not take into account player additions after 30 June 2014, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2014, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Notes to the consolidated financial statements (Continued)

16 Financial instruments by category

        The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2014 £'000	2013 £'000
Financial assets
Designated and effective as hedging instruments:
Derivative financial instruments	17	—	260
Loans and receivables:
Trade and other receivables excluding prepayments(1)	18	115,700	58,181
Cash and cash equivalents	19	66,365	94,433

Total financial assets		182,065	152,874

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	17	148	29
At fair value through profit and loss:
Derivative financial instruments	17	2,329	1,337
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	22	135,035	81,143
Borrowings	23	341,808	389,233

Total financial liabilities		479,320	471,742

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

        The fair value of financial instruments equals their carrying amount apart from the senior secured notes component of borrowings. The carrying amount and fair value of the senior secured notes are as follows:

	Carrying amount		Fair value
	2014 £'000	2013 £'000	2014 £'000	2013 £'000
Senior secured notes	157,443	177,489	164,528	189,026
Unamortized issue discount and debt finance costs	(4,732)	(5,992)	—	—

	152,711	171,497	164,528	189,026

        The fair value of the senior secured notes is calculated based on the market value of the traded notes as at the reporting date.

Notes to the consolidated financial statements (Continued)

17 Derivative financial instruments

	2014		2013
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(148)	—	—
Forward foreign exchange contracts	—	—	260	(29)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(1,320)	—	—
Interest rate swaps	—	(950)	—	(1,337)
Forward foreign exchange contracts	—	(59)	—	—

	—	(2,477)	260	(1,366)

Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(148)	—	—
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(469)	—	—
Interest rate swaps	—	(950)	—	(1,337)
Forward foreign exchange contracts	—	(35)	—	—

Non-current derivative financial instruments	—	(1,602)	—	(1,337)

Current derivative financial instruments	—	(875)	260	(29)

        The ineffective portion recognised in profit or loss that arises from cash flow hedges amounts to £nil (2013: £nil).

        Further details of derivative financial instruments are provided in note 32.

Notes to the consolidated financial statements (Continued)

18 Trade and other receivables

	2014 £'000	2013 £'000
Trade receivables	88,997	39,530
Less: provision for impairment of trade receivables	(4,759)	(6,055)

Net trade receivables	84,238	33,475
Other receivables	3,943	85
Accrued revenue	27,519	24,621

	115,700	58,181
Prepayments	9,460	12,021

	125,160	70,202

Less: non-current portion:
Trade receivables	41	1,583

Non-current trade and other receivables	41	1,583

Current trade and other receivables	125,119	68,619

        Net trade receivables include transfer fees receivable from other football clubs of £2,777,000 (2013: £7,913,000) of which £41,000 (2013: £1,583,000) is receivable after more than one year. Net trade receivables also include £77,398,000 (2013: £15,712,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as current deferred revenue liabilities.

19 Cash and cash equivalents

	2014 £'000	2013 £'000
Cash at bank and in hand	66,365	94,433

        Cash and cash equivalents for the purposes of the statement of cash flows are as above.

20 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2012	155,353	50
Issue of shares (note 1.2)	8,333	2
Employee share-based compensation awards—issue of shares	140	—

At 30 June 2013	163,826	52
Employee share-based compensation awards—cancellation of shares	(48)	—

At 30 June 2014	163,778	52

        The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A

Notes to the consolidated financial statements (Continued)

20 Share capital (Continued)

ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company's governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders.

        The Company had 155,352,366 shares in issue immediately after the reorganization transactions and before the issue of new shares pursuant to the initial public offering ("IPO"). On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14.00 per share and listed such shares on the New York Stock Exchange.

        As of 30 June 2014, the Company's issued share capital comprised 39,777,957 Class A ordinary shares and 124,000,000 Class B ordinary shares.

21 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,907,743 remain available for issuance.

        Certain directors and members of executive management have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. The fair value of these shares was the quoted market price on the date of award. It is assumed that no dividend will be paid for the foreseeable future and that none of the employees will leave the Group before the end of the vesting period. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient's liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly the awards may be either equity-settled or cash-settled.

Notes to the consolidated financial statements (Continued)

21 Share-based payments (Continued)

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2013	111,916
Awarded	102,180
Forfeited	(44,393)
Vested	(64,278)

At 30 June 2014	105,425

        The fair value of the shares awarded during the year was $15.92 (£10.50) per share.

        For the year ended 30 June 2014 the Group recognized total expenses related to equity-settled share-based payment transactions of £1,138,000 (2013: £832,000; 2012: £nil) and total expenses related to cash-settled share-based payment transactions of £714,000 (2013: £558,000; 2012: £nil).

22 Trade and other payables

	2014 £'000	2013 £'000
Trade payables	94,904	41,681
Other payables	10,588	17,764
Accrued expenses	29,543	21,698

	135,035	81,143
Social security and other taxes	9,661	15,721

	144,696	96,864

Less: non-current portion:
Trade payables	38,752	7,667
Other payables	3,712	10,746

Non-current trade and other payables	42,464	18,413

Current trade and other payables	102,232	78,451

        Trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations of £82,273,000 (2013: £33,637,000) of which £38,752,000 (2013: £7,667,000) is due after more than one year.

        Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £8,539,000 (2013: £13,671,000) of which £2,968,000 (2013: £8,555,000) is due after more than one year. This is being repaid to the bank counterparties over 6 years from 2010 and accrues interest at an effective interest rate of 5.13%.

Notes to the consolidated financial statements (Continued)

23 Borrowings

	2014 £'000	2013 £'000
Non-current:
Secured term loan facility	168,408	199,889
Senior secured notes	152,711	171,497
Secured bank loan	5,684	6,088

	326,803	377,474

Current:
Secured term loan facility	9,107	5,125
Secured bank loan	403	381
Accrued interest on senior secured notes	5,495	6,253

	15,005	11,759

Total borrowings	341,808	389,233

        The secured term loan facility of £177,515,000 (2013: £205,014,000) is stated net of unamortized issue costs amounting to £2,521,000 (2013: £3,149,000). The outstanding principal amount of the loan is $307,807,500 (2013: $315,700,000).

        On 11 August 2014 the Group re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. The Group continues to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

        The loan attracts interest of US dollar Libor plus an applicable margin of between 1.5% and 2.75% per annum and interest is paid quarterly. The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of the guarantors.

        The senior secured notes of £152,711,000 (2013: £171,497,000) is stated net of unamortized issue discount and unamortized debt finance costs amounting to £4,732,000 (2013: £5,992,000). The outstanding principal amount of the notes is $269,180,000 (2013: $269,180,000). The notes attract a fixed coupon rate of 8.375% per annum.

        The notes are secured by a first-ranking lien over all shares and substantially all property and assets of the issuer (MU Finance plc) and guarantors, which by definition incorporates Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited. The notes are listed on the Luxembourg stock exchange and are traded on the Euro MTF market. The notes are due for repayment in 2017 and interest is paid semi-annually.

        The Group has the option to redeem the senior secured notes at any time prior to their 2017 repayment date by paying a specified premium on the principal amounts redeemed dependant on the date of redemption. During the year ended 30 June 2014 the Group repurchased the pounds sterling equivalent of £nil (2013: £254,500,000) of senior secured notes comprising $nil (2013: $123,820,000) of US dollar denominated senior secured notes and £nil (2013: £177,775,000) of pounds sterling senior secured notes. The consideration paid amounted to £nil (2013: £276,477,000) including a premium on

Notes to the consolidated financial statements (Continued)

23 Borrowings (Continued)

repurchase of £nil (2013: £21,977,000). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs are immediately recognized in the income statement—see note 7. Repurchased senior secured notes have been retired. The secured bank loan of £6,087,000 (2013: £6,469,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of Libor + 1% per annum. £1,888,000 (2013: £2,270,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £4,199,000 (2013: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        The Group also has undrawn committed borrowing facilities of £75,000,000 (2013: £75,000,000). No drawdowns were made from these facilities during 2014 or 2013.

        As of 30 June 2014, the Group was in compliance with all covenants in relation to borrowings.

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

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2013 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2014 £'000
Non-current borrowings	377,474	—	(50,671)	326,803
Current borrowings	11,759	(23,759)	27,005	15,005
Less: cash and cash equivalents	(94,433)	21,930	6,138	(66,365)

	294,800	(1,829)	(17,528)	275,443

        Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan facility and senior secured notes and amortization of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the secured term loan facility and the senior secured notes.

	At 1 July 2012 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2013 £'000
Non-current borrowings	421,247	(54,657)	10,884	377,474
Current borrowings	15,628	(36,470)	32,601	11,759
Less: cash and cash equivalents	(70,603)	(24,445)	615	(94,433)

	366,272	(115,572)	44,100	294,800

        Non-cash movements largely comprise a net foreign exchange loss arising on translation of US dollar denominated secured term loan facility and senior secured notes and amortization of issue

Notes to the consolidated financial statements (Continued)

23 Borrowings (Continued)

discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

24 Provisions

        The provision related entirely to an onerous property lease in the Republic of Ireland. The lease was surrendered during the year ended 30 June 2014 for a one-off payment by the Group of €1,250,000 (£1,040,000). The movement in the provision was as follows:

	2014 £'000	2013 £'000
Opening balance	1,460	1,806
Utilised	(1,329)	(508)
Unused amounts reversed	(103)
Unwinding of discount	15	55
Movements on foreign exchange	(43)	107

Closing balance	—	1,460

The balance comprises:
Non-current	—	988
Current	—	472

	—	1,460

25 Deferred tax

        Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2014 £'000	2013 £'000
US deferred tax assets:
—Deferred tax assets to be recovered after more than 12 months	(129,631)	(127,517)
—Deferred tax assets to be recovered within 12 months	—	(17,611)

	(129,631)	(145,128)

UK deferred tax liabilities:
—Deferred tax liabilities to be recovered after more than 12 months	28,837	17,168
—Deferred tax liabilities to be recovered within 12 months	—	—

	28,837	17,168

Net deferred tax asset	(100,794)	(127,960)

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

        The movement in US deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Property, plant and equipment £'000	Intangible assets £'000	Other £'000	Total £'000
At 1 July 2012	—	—	—	—	—	—
(Credited)/expensed to income statement (note 9)	(17,370)	(17,670)	1,756	(93,713)	(18,078)	(145,075)
Credited to other comprehensive income (note 9)	(53)	—	—	—	—	(53)

At 30 June 2013	(17,423)	(17,670)	1,756	(93,713)	(18,078)	(145,128)
(Credited)/expensed to income statement (note 9)	(7,502)	3,009	2,297	11,933	(75)	9,662
(Credited)/expensed to other comprehensive income (note 9)	(8,137)	(35)	—	—	14,007	5,835

At 30 June 2014	(33,062)	(14,696)	4,053	(81,780)	(4,146)	(129,631)

        Deferred tax assets are recognised only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which temporary differences can be utilized. At 30 June 2014, the current forecasts indicate that the Group will utilize US foreign tax credits, net operating losses and other temporary differences and accordingly, the associated deferred tax balances have recognized. US net operating losses can be carried forward up to fifteen years and will fully expire by 2028 if they are not utilized beforehand. US foreign tax credits can be carried forward up to ten years from the date when they crystallise and offset against future US taxable profits.

        The £145,075,000 tax credit in 2013 related to origination and reversal of temporary differences amounting to a charge of £8,242,000 and the recognition of additional US tax base amounting to a credit of £153,317,000 which comprised three elements, as follows:

  •
  As a result of the reorganization transactions related to the IPO, the Company inherited the £96,114,000 carried forward US tax bases of Red Football Limited Partnership, which the Group will benefit from by way of future US tax deductions.

  •
  Furthermore, the reorganization transactions resulted in additional US tax bases or 'step-up' that was expected to result in the availability of further US tax deductions. The resulting increase in tax bases was estimated to be approximately $350 million (£225 million) gross, although not all of this was expected to result in increased tax deductions. At the time of preparing the 2013 financial statements, the deductible element of the 'step-up' had not been finalized and consequently the £31,945,000 recognized as a deferred tax asset with respect to the 'step-up' reflected management's best estimate of the portion that it was probable would be realized. A charge in respect of previous years was recognized in 2014, representing a refinement in tax estimates in relation to the above mentioned US tax bases.

  •
  In addition, the Group is expected to utilize future UK taxes paid as foreign tax credits in the US, and as such can 'mirror' the existing UK net deferred tax liability as a deferred tax asset in the US. As the UK deferred tax liability unwinds, there will be UK taxable income which will

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

    result in a US foreign tax credit. The benefit of the additional expected foreign tax credits resulted in a deferred tax asset of £25,258,000.

        These amounts have been recognized on the basis that it is probable that there will be sufficient taxable profits in the future to utilize the future US tax deductions.

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other (including other fair value adjustments) £'000	Total £'000
At 1 July 2012	768	4,182	17,857	21,163	(17,160)	(132)	26,678
Expensed/(credited) to income statement (note 9)	176	589	(996)	(1,215)	(6,895)	(1,011)	(9,352)
Credited to other comprehensive income (note 9)	—	—	—	—	—	(158)	(158)

At 30 June 2013	944	4,771	16,861	19,948	(24,055)	(1,301)	17,168
(Credited)/expensed to income statement (note 9)	(591)	(443)	(2,418)	(2,892)	11,641	87	5,384
Expensed/(credited) to other comprehensive income (note 9)	—	—	—	—	6,358	(73)	6,285

At 30 June 2014	353	4,328	14,443	17,056	(6,056)	(1,287)	28,837

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2014 the Group had no accessible unrecognized UK tax losses (2013: £nil).

Notes to the consolidated financial statements (Continued)

26 Cash generated from operations

	Note	2014 £'000	2013 £'000	2012 £'000
Profit/(loss) on ordinary activities before tax		40,503	(8,793)	(4,664)
Depreciation charges	12, 13	8,665	7,769	7,478
Impairment charges	6	293	—	—
Amortization of players' registrations	15	55,290	41,714	38,262
Profit on disposal of players' registrations		(6,991)	(9,162)	(9,691)
Net finance costs		27,412	70,807	49,536
Loss/(profit) on disposal of property, plant and equipment		24	(7)	—
Equity-settled share-based payments	21	1,138	832	—
Foreign exchange losses on operating activities		925	—	—
Fair value losses/(gains) on derivative financial instruments		59	91	(91)
Reclassified from hedging reserve		(1,035)	—	—
(Increase)/decrease in trade and other receivables		(59,866)	8,728	(9,414)
Increase in trade and other payables and deferred revenue		36,762	18,352	9,625
Decrease in provisions		(1,475)	(401)	(739)

Cash generated from operations		101,704	129,930	80,302

27 Transactions with non-controlling interest

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

	2014 £'000	2013 £'000
Carrying amount of non-controlling interest acquired	—	(1,834)
Consideration paid to non-controlling interest	—	(2,664)

Excess recognized in equity attributable to owners of the parent	—	(4,498)

        There were no transactions with non-controlling interests in 2014.

28 Contingencies

        At 30 June 2014, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 30.2.

29 Operating lease arrangements

29.1 The group as lessee

        The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at

Notes to the consolidated financial statements (Continued)

29 Operating lease arrangements (Continued)

market rate. The operating lease expenditure charged to the income statement during the year is disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2014 £'000	2013 £'000
No later than 1 year	1,736	2,770
Later than 1 year and no later than 5 years	1,799	3,167
Later than 5 years	4,190	4,274

	7,725	10,211

29.2 The group as lessor

        The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2014 £'000	2013 £'000
No later than 1 year	1,203	1,301
Later than 1 year and no later than 5 years	3,187	3,484
Later than 5 years	12,757	12,427

	17,147	17,212

30 Capital commitments and contingent transfer fees

30.1 Capital commitments

        As of 30 June 2014, the Group had capital commitments relating to property, plant and equipment amounting to £2.9 million (2013: £7.9 million).

30.2 Contingent transfer fees

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognised within the cost of players' registrations when the Company considers that it is probable that the condition related to the payment will be achieved. For MUFC appearances, the Company estimates the probability of the player achieving the contracted number of appearances. The conditions relating to the signing of a new contract and international appearances are only considered to be probable once they have been achieved. The maximum additional amounts that could be payable is £20,812,000 (2013: £20,649,000). No material adjustment was required to the amounts included in the cost of players' registrations during the year (2013 and 2012: no material adjustments) and consequently there was no material impact on the amortization of players' registration charges in the income statement (2013 and 2012: no material impact).

Notes to the consolidated financial statements (Continued)

30 Capital commitments and contingent transfer fees (Continued)

        As of 30 June 2014 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	12,601	3,351	15,952
International appearances	4,700	160	4,860

	17,301	3,511	20,812

        As of 30 June 2013 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/new contract	12,386	4,403	16,789
International appearances	3,700	160	3,860

	16,086	4,563	20,649

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

        Based on the latest actuarial valuation as of 31 August 2011, the Group has been advised that the overall deficit of the Scheme has increased to £25,700,000. A charge of £nil has been made to the income statement during the year (2013: £nil; 2012: £1,792,000) being the present value of the additional contributions the Group is expected to pay to make good the increased deficit of the Scheme. The Group has agreed to make contributions of £3,839,000 over a period of ten years from September 2012. The discounted liability as of 30 June 2014 amounts to £352,000 (2013: £229,000) due within one year and £745,000 (2013: £2,191,000) due after more than one year and is included within other payables. The Group has not yet received the results of the next triennial actuarial valuation which is due be compiled as of 31August 2014.

        The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial

Notes to the consolidated financial statements (Continued)

31 Pension arrangements (Continued)

valuation (dated 31 August 2011), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

        Upon the wind-up of the Scheme with a surplus, any surplus will be used to augment benefits. Under the more likely scenario of there being a deficit, this will be split amongst the clubs in line with their contribution schedule. Should an individual club choose to leave the Scheme, they would be required to pay their share of the deficit based on a proxy buyout basis (i.e. valuing the benefits on a basis consistent with buying out the benefits with an insurance company).

31.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2014 amounted to £2,382,000 (2013: £1,798,000; 2012: £1,422,000). As at 30 June 2014, contributions of £273,000 (2013: £238,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)    Market risk

Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2014 the Group received a total of €47.2 million of revenue denominated in Euros (2013: €40.7 million; 2012: €40.2 million). The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

  •
  Significant amount of sponsorship revenue denominated in US dollars. During the year ended 30 June 2014 the Group received a total of $137.7 million of revenue denominated in US dollars (2013: $91.0 million; 2012: $58.0 million). On 1 July 2013 the Group began hedging the foreign exchange risk on a portion of contracted future US dollar revenues using the Group's US dollar borrowings as the hedging instrument. From 1 November 2013, the hedging instrument was revised to also take into account a portion of the Group's US dollar cash balances. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group's US dollar borrowings and a portion of the Group's US dollar cash balances are now initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The currency retranslation for the year ended 30 June 2014 resulted in a credit to the hedging reserve of £41,056,000 (2013: £nil; 2012: £nil). The amount reclassified as a credit into the income statement in the same period was £1,035,000 (2013: £nil; 2012: £nil) and consequently the related balance in the hedging reserve as at 30 June 2014 was a credit of £40,021,000 (2013: £nil; 2012: £nil). These amounts are stated gross, before deducting related tax. Based on exchange rates existing as of 30 June 2014, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £12,803,000. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £73,287,000.

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 23). At 30 June 2014 the secured term loan facility and senior secured notes included principal amounts of $576,987,500 (2013: $584,880,000) denominated in US dollars. From 1 July 2013 the currency risk on these US dollar borrowings (net of a portion of the Group's US Dollar cash balances) is now hedged (see above). The currency retranslation of US dollar borrowings for the year ended 30 June 2013 resulted in a charge to the income statement of £2,501,000 (2012: charge of £5,191,000)—see note 7. Interest is paid on these borrowings in US dollars.

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

  •
  Risks arising from US dollar denominated deferred tax assets in respect of net operating losses. At 30 June 2014 the carrying value of these assets was $25,126,000.

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at the reporting date:

	2014				2013
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Sell Euro	—	—	—	—	1.1565	32,171	27,818	231
Buy Euro	1.1817	(2,083)	(1,763)	(59)	—	—	—	—

			(1,763)	(59)			27,818	231

        As at 30 June 2014, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £nil.

        As at 30 June 2013, the aggregate amount of gains, net of tax, under forward foreign exchange contracts deferred in the cash flow hedging reserve relating to the anticipated future income from participation in the UEFA Champions League was £231,000. The future income was received in the financial year ended 30 June 2014 and consequently the amount deferred in equity was reclassified to the revenue line within the income statement.

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities are as follows:

	2014		2013
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	5,968	197,379	1,739	86,937
Monetary liabilities	(3,983)	(579,541)	(3,033)	(584,841)

	1.985	(382,162)	(1,294)	(497,904)

        At 30 June 2014:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been not materially different (2013: £0.1 million higher).

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been not materially different (2013: £0.1 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £12.0 million higher (2013: £28.9 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £14.6 million lower (2013: £24.8 million lower).

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are separately recognised in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2014 the fair value of such derivatives was a net liability of £1,320,000 (2013: £nil).

Interest rate risk

        The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

        The Group's interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's borrowings are denominated in pounds sterling and US dollar. Full details of the Group's borrowings and associated interest rates can be found in note 23.

        The Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, the impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented.

        The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the reporting date:

2014				2013
Principal value of loan outstanding '000	Rate received	Rate paid	Expiry date	Principal value of loan outstanding '000	Rate received	Rate paid	Expiry date
*£6,087 - £4,199	3 month Libor	Fixed 6.1%	9 July 2018	*6,469 - 4,199	3 month Libor	Fixed 6.1%	9 July 2018
*$307,808 - $244,667	3 month $ Libor	Fixed 1.308%	21 June 2018	—	—	—	—

*
The principal value of the interest rate swaps reduce due to anticipated loan repayments.

        As of 30 June 2014 the fair value of these interest rate swaps was a liability of £1,098,000 (2013: £1,337,000).

b)    Credit risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding prepayments)—the maximum credit exposure is £182,065,000 (2013: £152,614,000). Management does not expect any material losses from non-performance by these counterparties.

        A substantial majority of the Group's Broadcasting revenue is derived from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains the Group's single largest credit exposure. The Group derives Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which the Group may manage its credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

majority of this revenue is derived from a limited number of sources. The Group is also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to the Group in installments. The Group tries to manage its credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, the Group cannot ensure these efforts will eliminate its credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of the Group's sponsors or a club to whom the Group has sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody's rating of Aa3.

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £84,238,000 (2013: £33,475,000), £2,777,000 (2013: £7,913,000) relates to amounts receivable from various other football clubs in relation to player trading and £78,924,000 (2013: £17,259,000) relates to Commercial sponsorship.

        As at 30 June 2014, trade receivables of £65,960,000 (2013: £27,135,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As at 30 June 2014, trade receivables of £18,278,000 (2013: £6,340,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2014 £'000	2013 £'000
Up to 3 months past due	16,329	5,609
Over 3 months past due	1,949	731

	18,278	6,340

        As at 30 June 2014, trade receivables of £4,759,000 (2013: £6,055,000) were impaired and provided for. The amount of the provision as at 30 June 2014 was £4,759,000 (2013: £6,055,000). The individually impaired receivables largely relate to a transfer fee receivable of £2,147,000 (2013: £2,147,000) due from one football club who have entered administration. The ageing of these receivables, based on due date, is as follows:

	2014 £'000	2013 £'000
Up to 3 months	156	1,053
Over 3 months	4,603	5,002

	4,759	6,055

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

        Movements on the provision for impairment of trade receivables are as follows:

	2014 £'000	2013 £'000
Brought forward	6,055	2,586
Provision for receivables impairment	985	3,470
Receivables written off during the year as uncollectible	(1,178)	(1)
Unused amounts reversed	(1,103)	—

Carried forward	4,759	6,055

c)     Liquidity risk

        The Group's policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loan facilitys, senior secured notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The Directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

        Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group's liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group's borrowing facilities are described in note 23. Financing facilities have been agreed at appropriate levels having regard to the Group's operating cash flows and future development plans.

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. At the reporting date, the Group held cash and cash equivalents of £66,365,000 (2013: £94,433,000).

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	93,837	21,918	21,702	—
Borrowings	29,363	29,387	350,863	—

	123,200	51,305	372,565	—
Non-trading(2) and net settled derivative financial instruments:
cash outflow	3,566	3,369	5,527	—
cash inflow	—	—	—	—

At 30 June 2014	126,766	54,674	378,092	—

Trade and other payables excluding social security and other taxes(1)	63,565	11,199	7,576	1,287
Borrowings	27,833	33,060	423,074	4,321

	91,398	44,259	430,650	5,608
Non-trading(2) and net settled derivative financial instruments:
cash outflow	383	332	852	60
cash inflow	(260)	—	—	—

At 30 June 2013	91,521	44,591	431,502	5,668

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

32.2 Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as "equity attributable to owners of the parent" as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including "current and non-current borrowings" as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 23.

32.3 Fair value estimation

        The following table presents the financial instruments carried at fair value. The different levels have been defined as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

Notes to the consolidated financial statements (Continued)

32 Financial risk management (Continued)

  •
  Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	2014 £'000	2013 £'000
Assets
Derivative financial assets designated as cash flow hedges (note 17):
Forward foreign exchange contracts	—	260
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 17):
Interest rate swaps	(148)	—
Forward foreign exchange contracts	—	(29)
Derivative financial liabilities at fair value through profit or loss (note 17):
Embedded foreign exchange derivatives	(1,320)	—
Interest rate swaps	(950)	(1,337)
Forward foreign exchange contracts	(59)	—

	(2,477)	(1,106)

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

        All of the financial instruments detailed above are categorised as Level 2. Specific valuation techniques used include:

  •
  The fair value of forward foreign exchange contracts is determined using forward exchange rates at the reporting date, with the resulting value discounted back to present value;

  •
  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

  •
  The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the reporting date; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value.

33 Related party transactions

        As described in note 1.1, the immediate parent undertaking of Manchester United plc is Red Football LLC, a company incorporated in the state of Delaware. The ultimate parent undertaking and controlling party is Red Football Limited Partnership, a limited partnership formed in the state of Nevada, United States of America whose general partner is Red Football General Partner, Inc., a corporation formed in the state of Nevada, United States of America. Red Football Limited Partnership and Red Football General Partner, Inc. are controlled by family trusts affiliated with the Glazer family.

Notes to the consolidated financial statements (Continued)

33 Related party transactions (Continued)

        Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family hold an interest in the Group's US dollar denominated senior secured notes. The principal amount of the Group's senior secured notes held by Mr. Kevin Glazer and certain members of his immediate family as of 30 June 2014 was $7.3 million (2013: $7.3 million). The US dollar denominated notes attract a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £372,000 (2013: £449,000; 2012: £558,000) of which £146,000 (2013: £158,000; 2012: £233,000) was accrued at the year end.

34 Subsidiaries

        The following companies are the principal subsidiary undertakings of the Company as of 30 June 2013:

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

35 Events after the reporting date

35.1 Playing registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2014, for total proceeds, net of associated costs, of £25,839,000. The associated net book value was £7,911,000.

        Subsequent to 30 June 2014 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £118,597,000.

Notes to the consolidated financial statements (Continued)

35 Events after the reporting date (Continued)

35.2 Secondary offering

        On 5 August 2014 we announced the pricing of a public offering of 12,000,000 of our Class A Ordinary Shares by our controlling shareholder, Red Football LLC, at a price to the public of $17.00 per share. We did not receive any proceeds from the sale of these shares.

35.3 Borrowings—secured term loan facility

        On 11 August 2014 the Group re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000. The Group continues to have the option to repay the loan at any time, however, scheduled repayments are no longer required. The remaining balance of the loan is now repayable on 8 August 2019. All other terms of the loan remain unchanged.

35.4 Agreement with adidas

        In July 2014 the Group announced a 10-year agreement with adidas with respect to global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, or an average of £75 million per year, though actual cash payments per year will vary, subject to certain adjustments. Payments due in a particular year may increase if the first team wins the Premier League, FA Cup or Champions League, or decrease if the first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first-team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 27 October 2014	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.1
Specimen Ordinary Share Certificate of Manchester United plc (included as Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.2
Indenture, dated 29 January 2010, among MU Finance plc, the Guarantors and The Bank of New York Mellon, as Trustee, Principal Paying Agent, Transfer Agent and Registrar, U.S. Paying Agent and U.S Registrar, The Bank of New York Mellon (Luxembourg) S.A., as Luxembourg Paying Agent, Transfer Agent and Registrar, and J.P. Morgan Europe Limited, as Security Agent (included as Exhibit 4.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.1
Revolving Facilities Agreement, dated 29 January 2010, among Manchester United Limited, as Original Borrower, J.P. Morgan PLC, as Arranger, the Mandated Lead Arrangers, and J.P. Morgan Europe Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.3
Term Facility Agreement, dated 20 May 2013, between MU Finance plc, as Borrower, and Bank of America, N.A., as Lender (included as Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
4.4
Amendment and Restatement Agreement, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender (included as Exhibit 4.1 to our Report on Form 6-K (File No. 001-35627), filed with the SEC on 12 August 2014).
4.5	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.6	Premier League Handbook, Season 2014/15.
4.7	Premier League Handbook, Season 2013/14 (included as Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.