Form 20-F/A
period 2014-06-30
Manchester United plc
filed 2015-02-27
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

EXPLANATORY NOTE

        This Amendment No. 1 on Form 20-F/A is being filed to include an updated certification pursuant to 18 U.S.C. Section 1350 as Exhibit 13.2. The certification contained in the previously filed Form 20-F inadvertently referred to an incorrect fiscal year end date. This amendment replaces that certification with the corrected certification as Exhibit 13.2. There are no other changes to the previously filed Form 20-F.

        Other than as expressly set forth above, this amendment does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the previously filed Form 20-F or reflect any events that have occurred after the filing of the previously filed Form 20-F.

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
4.5	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.6	Premier League Handbook, Season 2014/15 (included as Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2014).

4.7	Premier League Handbook, Season 2013/14 (included as Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

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

Manchester United plc (Registrant)
Date: 27 February 2015	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
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
4.5	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.6	Premier League Handbook, Season 2014/15 (included as Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2014).
4.7	Premier League Handbook, Season 2013/14 (included as Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 October 2013).
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.