Form 20-F
period 2015-06-30
Manchester United plc
filed 2015-10-15
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2015
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

39,873,074 Class A ordinary shares
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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

            Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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
  the Emirates FA Cup (the "FA Cup");

  •
  the Football League Cup sponsored by Capital One (the "League Cup");

  •
  the Union of European Football Associations Champions League (the "Champions League"); and

  •
  the Union of European Football Associations Europa League (the "Europa League").

        The term "Matchday" refers to all domestic and European football match day activities from Manchester United games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the League Cup and the FA Cup) games not played at Old Trafford. Fees for arranging other events at the stadium are also included as Matchday revenue.

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

        Immediately following the reorganization transactions, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totaling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result, historic earnings per share calculations reflect the capital structure of the new parent with the required disclosures in note 10 to our audited consolidated financial statements as of 30 June 2014 and 2013 and for the fiscal years ended 30 June 2014, 2013 and 2012, included in our Annual Report on Form 20-F for the fiscal year ended 30 June 2014. The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards ("IFRS"), historic earnings per share calculations and the balance sheet as of 30 June 2012 were restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

        On 10 August 2012, the Company issued 8,333,334 Class A ordinary shares and listed such shares on the New York Stock Exchange at a price of $14.00 per share (the "IPO"). Net of underwriting costs and discounts, proceeds of $110,250,000 were received by the Company. The Company used the proceeds to redeem and retire $101.7 million (£62.6 million) in aggregate principal amount of our 8 3/8 US dollar senior secured notes due 2017 (the "2017 Dollar Notes") at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption.

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under IFRS, as issued by the International Accounting Standards Board (the "IASB"), and International Financial Reporting Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Prior to the reorganization transactions, we conducted our business through Red Football Shareholder Limited and its subsidiaries. Unless otherwise specifically stated, the historical financial information presented in this Annual Report is presented for the following entities:

  •
  with respect to the financial information presented as of and for the years ended 30 June 2012 and 2011, Red Football Shareholder Limited and its consolidated subsidiaries; and

  •
  with respect to the financial information presented as of and for the years ended 30 June 2015, 2014 and 2013, Manchester United plc and its consolidated subsidiaries.

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

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act").

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

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2014/15 season (the "Futures Data"); and

  •
  a paper published by AT Kearney, Inc. in 2014 entitled "Winning in the Business of Sports" ("AT Kearney").

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial and other data presented as of and for the years ended 30 June 2015, 2014, 2013, 2012 and 2011 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of 30 June 2013, 2012 and 2011 and for the years ended 30 June 2012 and 2011 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        Before 9 August 2012, we conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2012 and 2011 present the results of operations and financial position of Red Football Shareholder Limited unless otherwise specifically noted. Following the reorganization transactions, we have conducted our business through Manchester United plc and its consolidated subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2015, 2014 and 2013 present the results of operations and financial position of Manchester United plc and its consolidated subsidiaries. Manchester United plc's historical financial statements prior to the reorganization transactions are the same as Red Football Shareholder Limited's financial statements prior to the reorganization transactions, as adjusted for the reorganization transactions. The reorganization transactions have been reflected retroactively in Manchester United plc's earnings/(loss) per share calculations.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2015	2014	2013	2012	2011
	(£'000, unless otherwise indicated)
Income Statement Data:
Revenue	395,178	433,164	363,189	320,320	331,441

Analyzed as:
Commercial revenue	196,931	189,315	152,441	117,611	103,369
Broadcasting revenue	107,664	135,746	101,625	103,991	117,249
Matchday revenue	90,583	108,103	109,123	98,718	110,823

Operating expenses—before exceptional items	(385,265)	(367,056)	(304,120)	(274,411)	(267,986)

Analyzed as:
Employee benefit expenses	(202,561)	(214,803)	(180,523)	(161,688)	(152,915)
Other operating expenses	(72,271)	(88,298)	(74,114)	(66,983)	(68,837)
Depreciation	(10,324)	(8,665)	(7,769)	(7,478)	(6,989)
Amortization	(99,687)	(55,290)	(41,714)	(38,262)	(39,245)
Operating expenses—exceptional items	(2,336)	(5,184)	(6,217)	(10,728)	(4,667)

Total operating expenses	(387,179)	(372,240)	(310,337)	(285,139)	(272,653)
Operating profit before profit on disposal of players' registrations	7,999	60,924	52,852	35,181	58,788
Profit on disposal of players' registrations	23,649	6,991	9,162	9,691	4,466

Operating profit	31,648	67,915	62,014	44,872	63,254

Finance costs	(35,419)	(27,668)	(72,082)	(50,315)	(52,960)
Finance income	204	256	1,275	779	1,710

Net finance costs	(35,215)	(27,412)	(70,807)	(49,536)	(51,250)

(Loss)/profit on ordinary activities before tax	(3,567)	40,503	(8,793)	(4,664)	12,004
Tax credit/(expense)	2,672	(16,668)	155,212	27,977	986

(Loss)/profit for the year	(895)	23,835	146,419	23,313	12,990

Attributable to:
Owners of the parent	(895)	23,835	146,250	22,986	12,649
Non-controlling interest	—	—	169	327	341
Weighted average number of ordinary shares (thousands)	163,795	163,814	162,895	155,352 (1)	155,352 (1)
Diluted weighted average number of ordinary shares (thousands)	164,132	163,893	162,895	155,352 (1)	155,352 (1)
Basic (loss)/earnings per share (pence)	(0.55)	14.55	89.78	14.80 (1)	8.14 (1)
Diluted (loss)/earnings per share (pence)(2)	(0.55)	14.54	89.78	14.80 (1)	8.14 (1)

(1)
As adjusted to retroactively reflect the reorganization transactions described on page ii of this Annual Report.

(2)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2014, 2013, 2012 and 2011, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

Other Data:
Commercial revenue	196,931	189,315	152,441	117,611	103,369
Analyzed as:
Sponsorship revenue	154,840	135,835	90,865	63,121	54,925
Retail, merchandising, apparel & products licensing revenue	31,652	37,512	38,609	33,787	31,268
Mobile & Content revenue	10,439	15,968	22,967	20,703	17,176

	As of 30 June
	2015	2014	2013	2012	2011
	(£'000, unless otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	155,752	66,365	94,433	70,603	150,645
Total assets	1,301,588	1,215,711	1,118,311	947,148	1,017,188
Total liabilities	823,670	717,061	670,351	712,051	796,765
Total equity	477,918	498,650	447,960	235,097	220,423
Equity attributable to owners of the parent	477,918	498,650	447,960	237,100	222,753

	Season
	2014/15	2013/14	2012/13	2011/12	2010/11
Games Played:
Premier League	38	38	38	38	38
European Games	—	10	8	10	13
Domestic Cups	6	6	8	5	8

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, any Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan facility and our 3.79% senior secured notes due 2027 (the "2027 Notes") and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 9 October 2015, the exchange rate was $1.53 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2011	1.61	1.59	1.50	1.67
Fiscal Year 2012	1.57	1.59	1.53	1.66
Fiscal Year 2013	1.52	1.57	1.49	1.63
Fiscal Year 2014	1.70	1.63	1.48	1.71
Fiscal Year 2015	1.57	1.57	1.46	1.72
March 2015	1.49	1.50	1.47	1.54
April 2015	1.53	1.50	1.47	1.55
May 2015	1.53	1.55	1.51	1.58
June 2015	1.57	1.56	1.52	1.59
July 2015	1.56	1.56	1.56	1.56
August 2015	1.54	1.56	1.54	1.57
September 2015	1.51	1.53	1.51	1.56
October 2015 (through 9 October 2015)	1.53	1.52	1.52	1.53

Source: Federal Reserve Bank of New York and Federal Reserve Statistical Release

(1)
Fiscal year averages were calculated by using the average of the exchange rates on the last day of each month during the relevant period. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

  •
  mobile & content revenue through distribution via our own media platforms and partner media platforms;

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

        Our Commercial revenue for each of the years ended 30 June 2015, 2014 and 2013 represented 49.8%, 43.7% and 42.0% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

        If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.

        As part of our business plan, we intend to continue to grow our commercial portfolio by developing and expanding our geographic and product categorized approach, which will include partnering with additional sponsors and mobile and media operators. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We cannot assure you that we will be successful in implementing our business plan or that our Commercial revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Negotiation and pricing of key media contracts are outside our control and those contracts may change in the future.

        For each of the years ended 30 June 2015, 2014 and 2013, 1.9%, 29.0% and 30.8% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches, and 89.7%, 65.5% and 60.5% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA") respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

        In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2018/19 football season and for the sale of Champions League broadcasting rights through the end of the 2017/18 football season, future agreements, may not maintain our current level of Broadcasting revenue. Furthermore, the Premier League domestic broadcasting rights deal through the end of the 2018/19 football season may be negatively impacted by an ongoing regulatory investigation (see below). Moreover, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and resulting revenue may be outweighed by international media rights, which are distributed among all Premier League clubs in even proportion. As a result, aside from facilitating access to the Champions League, success of our first team in the Premier League could become less of an overall competitive advantage.

        Future intervention by the European Commission, the European Court of Justice (the "ECJ"), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights. It is likely that there will be future intervention by the European Commission relating to the grant of exclusive licenses of content on a country-by-country basis within the European Union. Following the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services (under which the European Court of Justice ruled that any agreement designed to guarantee country-by-country exclusivity within the European Union (i.e. by stopping any cross border provision of broadcasting services) was deemed to be anti-competitive and prohibited by EU competition law), the EU began an investigation in January 2014 into exclusive licensing arrangements as between the US Studios and various platforms in Europe.

In July 2015, the EU followed up with a statement of objections which set out its preliminary view that in relation to these studios and Sky UK, where there are provisions which require Sky UK to block access to films through geo-blocking its online services or through its satellite pay tv services to consumers outside of the UK (and thus prevent Sky from responding to unsolicited requests from consumers (so-called "passive sales")), these provisions would eliminate cross border competition and would constitute a violation of EU rules. While the statement of objections is aimed at the US Studios and Sky UK, the European Commission is carrying out parallel investigations into cross-border access to pay-TV services in France, Italy, Germany and Spain. Equally, while the investigations have been targeted at film content, the decision is very likely to be applicable to any pay-tv content, including sport. In addition, the EU has recently announced its Digital Single Market ("DSM") strategy, an element of which is to ensure that users who buy access to audio-visual content online can access that content while travelling across Europe (so-called "portability"). As part of the DSM initiative, the EC is looking to modernize EU copyright rules to allow for wider access to online content across the EU. A change of sales model could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

        In November 2014, following a complaint by Virgin Media, Ofcom (the communications regulator in the UK) opened an investigation under section 25 of the Competition Act 1998 into the joint selling arrangements by the Premier League for live, UK audio-visual media rights for Premier League football matches. That investigation remains ongoing. A potential infringement decision could negatively impact the auction process and affect the amount which the Premier League is able to derive from the exploitation of live, UK audio-visual rights for seasons 2016/17, 2017/18 and 2018/19. As a result, our Broadcasting revenue from the sale of those rights could decrease. Any significant reduction in our Broadcasting revenue could materially adversely affect our business, results of operations, financial condition and cash flow.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate. As a result of our first team performance during the 2013/14 season, our first team did not participate in the 2014/15 Champions League or 2014/15 UEFA Europa League. Inclusive of broadcasting revenue, prize money and Matchday revenue, our combined broadcasting and Matchday revenue from participation in European competitions was £1.9 million (being distributions from UEFA relating to the previous season's competition), £49.4 million and £38.9 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

        In addition, our participation in the Champions League or Europa League may be influenced by factors beyond our control. For example, the number of places in each league available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our first team to qualify for European competition in future seasons.

        Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition, particularly for consecutive seasons, would negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. Failure to participate in the Champions League for two or more consecutive seasons would also reduce annual payments under the agreement with adidas by 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

Our business depends in part on relationships with certain third parties.

        We consider the development of our commercial assets to be central to our ongoing business plan and a driver of future growth. For example, our current contract with adidas that began with the 2015/16 season provides them with certain global technical sponsorship and dual-branded licensing rights. While we expect to be able to continue to execute our business plan in the future with the support of adidas, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by adidas beginning with the 2015/16 season. Further, any interruption in our ability to obtain the services of adidas beginning with the 2015/16 season, or other third parties or deterioration in their performance, could negatively impact this portion of our operations. Furthermore, if our new arrangement with adidas is terminated or modified against our interest, we may not be able to find alternative solutions for this portion of our business on a timely basis or on terms favorable to us or at all.

        In the future, we may enter into additional arrangements permitting third parties to use our brand and trademarks. Although we take steps to carefully select our partners, such arrangements may not be successful. Our partners may fail to fulfil their obligations under their agreements or have interests that differ from or conflict with our own. For example, we are dependent on our sponsors and commercial partners to effectively implement quality controls over products using our brand and/or trademarks. The inability of such sponsors and commercial partners to meet our quality standards could negatively affect consumer confidence in the quality and value of our brand, which could result in lower product sales. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2015, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 25.4% of our total revenue

  •
  General Motors (Chevrolet): 14.8% of our total revenue

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

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2014/15, 2013/14 and 2012/13 seasons, we played 21, 28 and 28 home matches, respectively, and our Matchday revenue was £90.6 million, £108.1 million and £109.1 million for the years ended 30 June 2015, 2014 and 2013, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, and the Premier League's profitability and sustainability regulations, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our first team to fail to advance in the FA Cup and League Cup.

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

        If we experience financial difficulty, we could also face sanctions under the Premier League rules, including suspension from the Premier League, European competitions, the FA Cup and certain other competitions, the deduction of league points from us in the Premier League or Football League and loss of control of player registrations. For example, the Premier League could prevent us from playing, thereby cutting off our income from ticket sales and putting many of our other sources of revenue at risk. Any of these events could have a material adverse effect on our business, results of operation, financial condition, or cash flow, as well as our ability to meet our financial obligations.

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have US dollar currency exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. On 1 July 2013 we began hedging the foreign exchange risk on a portion of our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. For the year ended 30 June 2015, we recorded a foreign exchange loss in our income statement on our unhedged US dollar denominated secured term loan facility and senior secured notes of £0.3 million (2014: £nil; 2013: loss of £2.5 million). For the years ended 30 June 2015, 2014 and 2013 approximately 1.2%, 9.1% and 9.3% of our total revenue was generated in Euros, respectively, and approximately 30.3%, 19.7% and 16.0% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

        For each of the years ended 30 June 2015, 2014 and 2013, Broadcasting revenue constituted 27.3%, 31.3% and 28.0%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

        During the years ended 30 June 2012 and 2011, our principal operating subsidiaries were tax residents in the United Kingdom. For the year ended 30 June 2012, we were subject to a weighted UK statutory tax rate of 25.5%. Following the reorganization transactions in 2012, although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal income tax (currently at a statutory rate of 35%) on the majority of our worldwide income.

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

        We remain committed to attracting and retaining the highest quality players for our first team. Our average annual net player capital expenditure over the last 15 years has been £27.9 million (excluding the sale of a player in the year ended 30 June 2009 that generated significant cash inflow, the average annual net player capital expenditure over the same period would have been £33.3 million), and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net player capital expenditure. As part of any material increase in net player capital expenditure, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net player capital expenditure compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA and Premier League regulations could negatively affect our business.

        As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, clubs participating in the Champions League and Europa League competitions are subject to the UEFA Club Licensing and Financial Fair Play regulations ("FFP regulations"). Breaches in the rules may result in, among other things, withholding of prize money, transfer bans and ultimately disqualification from European competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Breaches of FFP regulations, for example, where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors, have resulted in clubs being punished by way of significant fines and even exclusion from UEFA competitions.

        The Premier League has also introduced regulations that aim to promote sustainability through profitability and, in addition, in the three seasons beginning with the 2013/14 season, limit the annual increase in aggregate player salaries unless such increases are funded by additional club revenue from sources other than Premier League broadcasting revenue. Following the three-season player salaries cost control period, the Premier League will implement a break-even test similar to that contained in the FFP regulations. The first break-even test under the profitability and sustainability regulations will take place prior to the 2015/16 season and will be based on the fiscal years ended 30 June 2014 and 2015. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed for breaches of these regulations.

        There is a risk that application of the FFP regulations and Premier League profitability and sustainability regulations could have a material adverse effect on the performance of our first team and our business, results of operations, financial condition and cash flow.

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

        As of 30 June 2015, we had total indebtedness of £411.0 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        In addition, our new revolving credit facility, our secured term loan facility and the note purchase agreement governing the 2027 notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

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

        Our new revolving credit facility, our secured term loan facility and the note purchase agreement governing the 2027 Notes limit our ability, among other things, to:

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

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our new revolving credit facility, our secured term loan facility and the 2027 Notes. This would permit the lending banks under our new revolving credit facility and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our new revolving credit facility, our secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the note purchase agreement governing the 2027 Notes. Furthermore, lending banks could refuse to extend further credit under the new revolving credit facility. If the debt under our new revolving credit facility, our secured term loan facility, the 2027 Notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our new revolving credit facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2015, we had £140,182,000 of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

        Our principal shareholder, Red Football LLC, controls 20.10% of our issued and outstanding Class A ordinary shares and 68.55% of our issued and outstanding Class B ordinary shares, representing 67.04% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other shareholders. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

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

        We are an "emerging growth company," as defined in the JOBS Act, and, as such, we take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our Class A ordinary shares less attractive because we rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.

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

        As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the demands of being a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2015.

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

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 9 October 2015 we had 39,892,289 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

Our ability to pay regular dividends is subject to restrictions in our new revolving credit facility, our secured term loan facility, the note purchase agreement governing the 2027 Notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

        On 17 September 2015, our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016, with the first dividend of $0.045 per share payable on 15 October 2015 to holders of record of our Class A and Class B ordinary shares on 30 September 2015. The declaration and payment of any future dividends will be at the discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither of our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our new revolving credit facility, our secured term loan facility and the note purchase agreement governing the 2027 Notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment.

Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

        As discussed more fully under "Item 10. Additional Information—E. Taxation," due to the circumstances of our formation and the application of Section 7874 of the US Internal Revenue Code of 1986, as amended (the "Code"), we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on the majority of our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion "Item 10. Additional Information—E. Taxation," we will be required to withhold US income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

Withholding under the Foreign Account Tax Compliance Act may apply to our dividends and gross proceeds from the sale or other disposition of our Class A ordinary shares.

        Under legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax will generally apply to certain types of payments, including US source dividends and gross proceeds from the disposition of equity securities that produce US source dividends, made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities, unless such foreign financial institutions or other entities comply with requirements under FATCA or are otherwise exempt from such requirements. Because we report as a US domestic corporation for all purposes of the Code, including for purposes of FATCA, our dividends as well as gross proceeds from the sale or other disposition of our Class A ordinary shares paid to a foreign financial institution or other non-US entity may be subject to potential withholding under FATCA. Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares and will apply to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after 1 January 2019. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 137-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Approximately 5 million items of Manchester United branded licensed products, including approximately 2 million replica jerseys, were sold around the world in the last year.

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2014/15 season, our 21 home games were attended by over 1.5 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 4 years, we have played 22 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2015, the CRM database holds in excess of 40 million records, as compared to 37 million records as of 30 June 2014, an increase of approximately 3 million, or 8.1%.

  •
  During the 2014/15 season, our games generated a cumulative audience reach of over 2 billion viewers, according to the Futures Data, across 200 territories. On a per game basis, our 44 games attracted an average cumulative audience reach of 50 million per game, based on the Futures Data.

  •
  We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

  •
  Our website, www.manutd.com, is published in 7 languages and over the year ended 30 June 2015 attracted an average of approximately 43.0 million page views per month.

  •
  We have a very popular brand page on Facebook with over 66.1 million connections. In comparison, the New York Yankees have approximately 8.4 million Facebook connections and the Dallas Cowboys have approximately 8.0 million Facebook connections. Furthermore, we have more Facebook connections than the NBA, NFL and MLB combined and we are the most popular Facebook page registered in the United Kingdom according to www.socialbakers.com.

  •
  Our July 2013 launch on Twitter attracted approximately 345,000 followers in its first 24-hours making it one of the most successful launches ever. Our Twitter account now has more than 5.4 million followers, an increase of over 58% from 30 June 2014.

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

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a global, regional and product segmentation sponsorship strategy. Our sponsorship revenue was £154.8 million, £135.8 million and £90.9 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business was managed by Nike up to the end of July 2015. Nike paid us a minimum guaranteed amount and a share of the business' cumulative profits. During the 2014/15 season, we received £19.6 million, which reflects the minimum guaranteed amount. We also recognized an additional £11.6 million, which represents a proportion of the 50% cumulative profits due under the Nike agreement during the 2014/15 season as compared to the £12.2 million profit share we recognized during the 2013/14 season. Our retail, merchandising, apparel & product licensing revenue was £31.6 million, £37.5 million and £38.6 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

    We have entered into a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning with the 2015/16 season. The minimum guarantee payable by adidas is equal to £750 million, subject to certain adjustments. See "Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" below for additional information regarding our agreement with adidas.

  •
  Mobile & Content:  Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our mobile & content revenue was £10.4 million, £16.0 million and £23.0 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

    Our Commercial revenue was £196.9 million, £189.3 million and £152.5 million for each of the years ended 30 June 2015, 2014 and 2013, respectively, and grew at a compound annual growth rate of 13.6% from fiscal year 2013 through fiscal year 2015. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, European competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 90 countries and territories around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £107.7 million, £135.8 million and £101.6 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,669 and is the largest football club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 17 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £90.6 million, £108.1 million and £109.1 million for each of the years ended 30 June 2015, 2014 and 2013, respectively.

        Total revenue for the years ended 30 June 2015, 2014 and 2013 was £395.2 million, £433.2 million and £363.2 million, respectively.

Our Competitive Strengths

        We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world's most popular spectator sports. We have won 62 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognized brand with a large, worldwide following:  Our 137-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

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

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, Twitter, Sina Weibo and others, constitute an ongoing growth opportunity. In the 2014/15 season we launched on a number of new social networks: LINE, Kakao Story, WeChat and Pinterest.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. Over the last few years, we have implemented a proactive approach to identifying, securing and supporting sponsors. This has resulted in a 30.5% compound annual growth rate in our sponsorship revenue from fiscal year 2013 through fiscal year 2015 (the growth rate from fiscal year 2013 to fiscal year 2014 was 49.4% and from fiscal year 2014 to fiscal year 2015 was 14.0%). During fiscal year 2015 we announced five global sponsorship partnerships, four regional sponsorship partnerships and two financial services and telecom agreements. Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on segmenting new opportunities by product category and territory. As part of this strategy, we opened an office in Hong Kong in August 2012, which has successfully completed multiple sponsorship contracts. This is in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  Previously all of our retail, merchandising, apparel & product licensing business was managed by Nike. We have entered into a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, beginning on 1 August 2015. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. These are business areas that were previously operated by Nike and the reversion of these rights to Manchester United provides us with increased commercial opportunities and control. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first team and coaching staff. To maintain our high standard of performance we anticipate a higher level of net player capital expenditures and player wages to retain talent and enhance the caliber of our team in the near term. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several recent initiatives at Old Trafford to enhance our Matchday revenue, profitability and the fan experience including recently restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over two million in annual attendance and 99% average attendance for all of our Premier League Games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our mobile & content assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

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

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our mobile & content offerings are in the early stages of development and present opportunities for future growth. We believe we have the opportunity to further leverage our extensive CRM database, which includes over 40 million CRM records, and our more than 66.1 million Facebook connections. We plan to implement a carefully considered strategy to target these individuals as part of our overall digital media rollout plan.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. In February 2015, the Premier League announced a new UK television rights contract with Sky Sports and BT Sport worth £5.136 billion for the three seasons commencing with the 2016/17 season for its live domestic rights. The deal marked a significant increase of over 70% on the current contract and represents the largest UK TV rights deal ever signed. Coming on the heels of the current deal, which also represented an over 60% increase on the rights for the three seasons commencing with the 2010/11 season, we believe this affirms the increasing demand for live sports and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to over 90 countries and territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

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

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 137 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times. In total, we have won a record 20 English League titles, 11 FA Cups, 4 League Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC. David Moyes served as manager during the 2013/14 season and departed the club in April 2014. Following this departure, Ryan Giggs assumed responsibility for the first team as interim manager. Louis van Gaal took over as manager for the 2014/15 season under a three-year contract.

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

        The following graph shows the success of our first team in the Premier League over the last 23 seasons:

FA Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,669.

        The following chart shows the historical success of our first team by trophies won:

TROPHIES WON

FA Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1965	1993	2007
1911	1967	1999	2008	1911	1967	1994	2008
1952	1993	2000	2009	1952	1977	1996	2010
1956	1994	2001	2011	1956	1983	1997	2011
1957	1996	2003	2013	1957	1990	2003	2013
FA Cup				Football League Cup
1909	1977	1990	1999	1992	2006	2009	2010
1948	1983	1994	2004
1963	1985	1996		European Cup/Champions League
				1968	1999	2008
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

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

        Football's growth and increasing popularity is primarily a product of consumer demand for and interest in live sports, whether viewed in person at the venue or through television and digital media. The sport's revenue growth has been driven by the appetite among consumers, advertisers and media distributors for access to and association with these live sports events, in particular those featuring globally recognized teams.

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

League Structure

        Manchester United is a member of the English Premier League, the top league in the UK and perennially one of the elite leagues in the world.

        The Premier League is a private company wholly owned by its 20 member clubs, with responsibility for the competition, its Rule Book, the centralized broadcasting rights and other commercial rights. The Premier League works proactively with the member clubs and other football authorities domestically and internationally including the Football Association, UEFA and FIFA. Each member club is an independent shareholder of the Premier League and works within the rules of football defined by the various governing bodies.

Governing Bodies

        Manchester United operates under three different levels of governing bodies, ranging from worldwide to continental to national jurisdiction.

        FIFA is the international governing body of football around the world. Headquartered in Zurich, Switzerland, FIFA is responsible for the regulation, promotion and development of football worldwide. All football played at any level must abide by the Laws of the Game, as set forth by FIFA. FIFA's rules and regulations are decided by the International Football Association Board ("IFAB") and reviewed on an annual basis. FIFA also sets the international fixture calendar which, along with European and domestic cup dates, takes precedence over the domestic football league.

        UEFA is a competition organizer and is responsible for the organization and regulation of cross-border football in Europe. UEFA is primarily known for its European club competitions, the Champions League and the Europa League. Currently the Premier League gets four teams into the Champions League and another three into the Europa League. The representative structures for UEFA are primarily national association-based with the FA representing English football on numerous committees.

        The FA is the national governing body for football in England and is responsible for sanctioning competition Rule Books, including the Premier League's, and regulating on-field matters. The FA also organizes the FA Cup competition, in which the 20 Premier League member clubs participate. The FA is a special shareholder of the Premier League that has the ability to exercise a vote on certain specific issues, but has no role in the day-to-day running of the league. Each year the Premier League submits its rules to the FA for approval and sanction. For the Premier League, the FA ensures that throughout the season the Laws of the Game are applied on the field by officials, clubs and players including on-and off-field discipline. The FA is also involved in refereeing, youth development and the UK's largest sports charity, the Football Foundation.

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

        Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e., a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on 31 August (or the following Monday if the 31 August falls on a weekend or the following day if 31 August is a bank holiday in the UK) of that year.

        Our players enter into contracts with us that follow a prescribed model based on Football Association Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our first team players generally enter into contracts of between two and five years' duration.

        As of 9 October 2015, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	24	182	6
Sergio Romero	Goalkeeper	Argentinian	28	6	65
Victor Valdes	Goalkeeper	Spanish	33	2	20
Tyler Blackett(4)	Defender	English	21	12	0
Daley Blind	Defender	Dutch	25	38	31
Matteo Darmian	Defender	Italian	25	12	15
Phil Jones	Defender	English	23	131	17
Paddy McNair	Defender	Northern Irish	20	19	3
Marcos Rojo	Defender	Argentinian	25	28	37
Luke Shaw	Defender	English	20	28	6
Chris Smalling	Defender	English	25	165	19
Michael Carrick	Midfielder	English	34	389	33
Marouane Fellaini	Midfielder	Belgian	27	58	65
Ander Herrera	Midfielder	Spanish	26	38	0
Adnan Januzaj(4)	Midfielder	Belgian	20	60	6
Jesse Lingard	Midfielder	English	22	1	0
Juan Mata	Midfielder	Spanish	27	63	35
Andreas Pereira	Midfielder	Belgian	19	4	0
Nick Powell	Midfielder	English	21	7	0
Morgan Schneiderlin	Midfielder	French	25	9	10
Bastian Schweinsteiger	Midfielder	German	31	13	113
Antonio Valencia	Midfielder	Ecuadorian	30	234	75
Ashley Young	Midfielder	English	30	125	30
Memphis Depay	Forward	Dutch	21	11	19
William Keane(4)	Forward	English	22	1	0
Anthony Martial	Forward	French	19	7	2
Wayne Rooney	Forward	English	29	490	107
James Wilson	Forward	English	19	19	0

(1)
The table includes all players who are contracted to Manchester United as of 9 October 2015 and have made at least one appearance for the Manchester United first team.

(2)
Apps means appearances for our first team through 9 October 2015.

(3)
Caps means appearances for senior national football team through 9 October 2015.

(4)
Currently out on loan at other clubs

Youth academy

        Our youth academy is a rich source of new talent for our first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our first team, thereby saving us the expense of purchasing those players in the transfer market. Players in our youth academy and reserve teams may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees.

        Our youth academy program consists of 11 junior teams ranging from under 9s to under 18s. Each team consists of 15 to 23 players, each of whom is assessed during the season.

Scouting network

        Together with our youth academy, our scouting system is another source of our football talent. Through our scouting system, we recruit players for both our first team and youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.

        Our scouting system was traditionally oriented towards the United Kingdom, but our focus has increasingly shifted toward a more international approach in order to identify and attract football players from the broadest talent pool possible.

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

        We spent approximately £3.7 million in the year ended 30 June 2015 in connection with further updating and expanding our training facility, the Aon Training Complex.

Revenue Sectors

Commercial

        Within the Commercial revenue sector, we monetize our brand via three revenue streams: sponsorship; retail, merchandising, apparel & product licensing; and mobile & content. The primary source of revenue in this sector comes from sponsorship, which allows highly diverse and global companies to partner with Manchester United, regionally or internationally, in order to realize sponsorship benefits and associate themselves with our brand.

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

        We offer category exclusivity on a global basis to companies within particular industries, such as airline, beverage, logistics and watches. We also offer sponsorship exclusivity within a particular geography for certain industries, such as motorcycles, soft drinks and tires.

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

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreement with Nike.

        The table below highlights some of our global and regional sponsors as of 1 July 2015:

Sponsor	Type of sponsorship	Product category
Abengoa	Global sponsor	Sustainable Technology
adidas (agreement commenced 1 August 2015)	Global sponsor	Sports apparel/footwear
Aeroflot	Global sponsor	Airline
Aperol	Global sponsor	Spirits
Aon	Global sponsor	Insurance
Bulova	Global sponsor	Watch
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Epson	Global sponsor	Printing
General Motors (Chevrolet)	Global sponsor	Shirt
Kama Games	Global sponsor	Social Casino Games
Kansai	Global sponsor	Paint
Nike (agreement ended 31 July 2015)	Global sponsor	Sports apparel/footwear
Nissin	Global sponsor	Noodles
Singha	Global sponsor	Beer
Swissquote	Global sponsor	Forex & Online Trading Services
Toshiba Medical Systems	Global sponsor	Medical Systems
Yanmar	Global sponsor	Diesel Engines
Apollo	Regional sponsor	Tires
Cho-A Pharm	Regional sponsor	Vitamins
European Foods	Regional sponsor	Food
Federal	Regional sponsor	Tires
Honda	Regional sponsor	Motorcycles
Hong Kong Jockey Club	Regional sponsor	Private members club and Racecourses
Manda	Regional sponsor	Vitamins
Multistrada	Regional sponsor	Tires
Ottogi	Regional sponsor	Food

Shirt sponsor

        Our current shirt sponsor is General Motors (Chevrolet). The shirt sponsorship agreement began in the 2014/15 season and runs through to the end of the 2020/21 season, with total fees payable of approximately $559 million. We received approximately $18.6 million in each of the 2012/13 and 2013/14 seasons relating to pre-sponsorship support and exposure, with the remaining $521.8 million to be received and recognized over seven years through to the end of the 2020/21 season. The shirt sponsorship agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

        The following chart shows the dramatic growth in shirt sponsorships revenue since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.5712 as of 30 June 2015.

Training facilities partner and training kit partner

        In 2013, we expanded our sponsorship relationship with Aon, naming them the first ever sponsor of our training facilities at Carrington, which were subsequently renamed the Aon Training Complex. Further, Aon succeeded DHL as training kit partner, and our agreement with them provides that our players and coaching staff will wear adidas-branded training kits with Aon advertising at all domestic matches, as well as during training sessions. Under the agreement, Aon also became the presenting partner of all pre-season tours. The agreement with Aon runs through to the end of the 2020/21 season.

Affinity insurance partner

        We are in the sixth season of an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The original agreement was entered into on 27 May 2009 and, on 21 December 2012, was extended through the 2020/21 season. The agreement, as amended, guarantees a minimum of approximately £28.8 million in payments to the club, with a minimum payment of approximately £3.2 million due in fiscal year 2021. The agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner, training facilities partner and affinity insurance partner, we generated a further £89.2 million in the year ended 30 June 2015 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

        Global sponsors are granted certain marketing and promotion rights with respect to our brand and intellectual property as well as exposure on our media, such as digital perimeter boards at Old Trafford, MUTV and our website. These rights are granted on a global basis and are exclusive by category. Regional sponsors are granted certain marketing and promotion rights and media exposure, however, these rights are granted for a limited number of territories. Regional sponsors are able to use the rights in their designated territory on an exclusive basis, however they are not granted global category exclusivity.

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Maybank (Malaysia), MBNA (UK), Shinsei Bank (Japan), Santander (Norway), Denizbank (Turkey), Ekspres Bank (Denmark), and BIDV (Vietnam).

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 4 years, we played 22 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

        We normally receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2014/15 season, our promotional exhibition games and promotional tours generated £13.2 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a significant growth opportunity as we continue to play exhibition games around the world.

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

        Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring the Manchester United brand as well as other licensed products from coffee mugs to bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners' wholesale distribution channels.

        We have entered into a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins the Premier League, FA Cup or Champions League, or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

        The minimum guarantee from adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels, which rights may generate additional revenue for the club. We may also benefit from additional royalty payments upon exceeding a threshold of sales.

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

        During the fiscal year ended 30 June 2015, all of our retail, merchandising, apparel & product licensing business was managed by Nike, who paid us a minimum guaranteed amount and a share of the business' cumulative profits. Our 13-year agreement with Nike ended on 31 July 2015.

Retail

        In addition to our flagship retail store at Old Trafford (which we now operate ourselves), we have Manchester United branded retail locations in Malaysia, Macau and Thailand (which are operated by third party licensees).

Merchandising & product licensing

        Following the transfer of the product licensing business back to us from Nike, which became effective on 1 August 2015, we have conducted a strategic review of the licensing portfolio. This review has led to many deals not being renewed at expiry, as we seek to maximize revenue over a longer period. The licensees that are being extended produce a wide range of Manchester United products which are highly sought after by our followers around the world. Under our product licensing agreements, we will receive royalties from the sales of specific Manchester United branded products. Under some product licensing agreements, we will receive a minimum guaranteed payment from the licensee. The majority of licensees will be granted on a non-exclusive rights basis for specific product categories, within a specific country or geographic region.

Wholesale apparel—replica uniforms, training wear

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

E-commerce

        We currently have an arrangement whereby Kitbag is granted a licence to use our brand and/or trademarks to operate the official online store, branded as "United Direct." The online store sells a range of Manchester United branded merchandise including official replica kit and other clothing from adidas. In addition, the online store offers a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive an annual minimum guarantee as an advance against royalties, which royalties amount to a percentage of net sales from the online store.

        We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved leverage of our digital media platform, and focusing on delivering a tailored digital shopping experience at a regional level. Specifically, we intend to improve our ability to offer targeted merchandise to our followers, complemented by more efficient fulfilment mechanics, including product delivery, availability and payment methods.

Mobile & Content

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. Our website, www.manutd.com, is published in 7 languages and over the twelve months ended 30 June 2015 attracted an average of approximately 43.0 million page views per month. We use our website, which incorporates e-commerce and video subscription services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience.

        We believe our 659 million global followers put us in prime position to capitalize on social media outlets to further our brand. A portion of this following has already taken to social media, as our Facebook page had over 65.2 million connections as of 30 June 2015 and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since June 2011 (in millions).

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

Content and localization

        Our digital media properties are an increasingly important means through which we engage with our international fan base. In the United Kingdom, coverage of Manchester United and the Premier League is prevalent in print, television and digital media. We believe we face less competition in international markets for Manchester United coverage and can therefore attract and retain a greater portion of our followers to our own digital media offering. To take advantage of that opportunity, we will increasingly seek to develop additional premium and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world. Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. We currently have international language websites in English, Spanish, French, Arabic, Mandarin Chinese, Korean and Japanese, which enable us to engage with our followers in their native language.

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

        We currently have over 66.1 million connections on our Facebook page. We use Facebook as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience. While there is no guarantee that our Facebook connections will continue to grow at comparable rates in the future, we believe Facebook will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, which will enhance our ability to convert them into customers through international memberships, video on demand subscriptions and e-commerce.

        Beyond Facebook, we intend to expand our reach through different social media platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms. In the 2014/15 season we launched on a number of new social networks: LINE, Kakao Story, WeChat and Pinterest. We believe this continuous expansion will enable us to broaden the reach of our brand and the content we produce as well as enhance our engagement with followers in many of our key international and emerging markets.

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

Broadcasting

        We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the centrally negotiated domestic and international television and radio rights to the Premier League, the Champions League and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 90 countries and territories around the world.

        The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for the season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" development), the income from the sale of the United Kingdom television rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league. Income from the sale of the rights to televise Premier League matches by overseas broadcast and radio is shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons.

        In the Champions League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. UEFA has announced that the amounts to be shared by clubs participating in the Champions League and Europa League competitions will for the first time be centralized into one pot for the next three year cycle commencing with the 2015/16 football season. In the Champions League, each club receives a fixed amount for qualifying for the group stage, an additional amount for each match played, and bonuses based on performance in the group and qualification for the round of 16, quarter-finals and semi-finals. The runner-up and winner of the competition also earn additional amounts. For the new 3-year agreement commencing in the 2015/16 season, each of the 32 clubs will receive a group stage allocation of €12.0 million. In addition, each club will have the potential to earn up to €9.0 million in performance bonuses if the team wins all six matches in the group stage (€1.5 million for a win and €0.5 million for a draw). In the event of a draw, the non-distributed balance (€0.5 million) will be aggregated and split amongst the clubs that won matches at the group stage in proportion to the number of matches won. Qualification for the round of 16 will be worth an additional €5.5 million per club, an additional €6.0 million per club for the quarter-finals, and an additional €7.0 million per club for the semi-finals. The runner-up of the competition will earn an additional €10.5 million and the winner an additional €15.0 million (inclusive of their ticketing revenue share). In addition to the aforementioned fixed amounts, each group-stage club receives a share of the market pool which is specific to each country represented in the group-stage reflecting the relative value of its Champions League broadcasting agreements with UEFA. 50% of each country market pool is distributed to its group-stage representatives based on each club's domestic league finishing position in the prior season and 50% based on the number of games played in the Champions League in the current competition relative to teams from the same country. The English market pool for the 2015/16 competition is approximately €124 million. This amount can vary from season to season subject to the composition of the 32 clubs taking part in the group stage.

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

Matchday

        Our stadium, which we fully own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 75,669. In the 2014/15 season, the club's 21 home games were attended by over 1.5 million people. The stadium has been completely renovated and has all the modern luxuries of any new stadium, with approximately 8,000 executive club seats, including 154 luxury boxes, 15 restaurants and 4 sports bars.

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

        We operate a membership program. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £32 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount.

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 137-year history and houses the club's most precious artifacts and trophies. In 2014/15, we estimate that approximately 333,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom.

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

UEFA Club Licensing and Financial Fair Play Regulations ("FFP regulations")

        In 2010, UEFA adopted the FFP regulations, which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

        The FFP regulations contain a "break-even" rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below. In addition, the FFP regulations provide that football clubs who are granted a UEFA licence by their national association, based largely on infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA competition based on sporting grounds,, will then be required to comply with a "monitoring" process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body ("CFCB"). The CFCB is part of UEFA's Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from UEFA competitions.

        Ahead of registration for UEFA competitions for season 2015/16 we submitted our payables analysis and break-even assessment under the FFP regulations, based on our fiscal year 2014 and fiscal year 2013 audited financial statements. The break-even test result was positive i.e. a surplus. The break-even assessment is based on the sum of financial information for the three seasons prior to the competition season. The payables analysis is carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. The first sanctions were applied in the 2014/15 season and include monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures.

        With respect to the break-even assessment, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited over the three year assessment period to just €5 million, although a larger deficit of up to €30 million is permitted provided it is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeds the €30 million limit will automatically be in breach of the break-even rule, irrespective of any equity contributions.

        The combined net losses of European clubs has fallen by 70% in the three seasons to 2013/14 compared to the three seasons to 2010/11 which would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives. However, UEFA has recently announced some changes to the FFP regulations aimed primarily at clubs undergoing a business restructuring. Instead of breaching the FFP regulations and being subject to sanctions, the amended regulations enable clubs to voluntarily approach the CFCB with a business plan which demonstrates how they are going to remedy their short-term breach of FFP regulations and achieve break-even compliance over a four year time period. If the business plan is approved by the CFCB the club would not be subject to sanctions for the restructuring year which results in a breach of the FFP regulations.

        We already operate within the financial fair play regulations, and as a result we believe we are in a position to benefit from our strong revenue and cost control relative to other European clubs and continue to attract some of the best players in the coming years.

Premier League Short Term Costs Controls ("STCC") and Profitability and Sustainability Regulations

        In 2013, the Premier League agreed to adopt STCC and Profitability and Sustainability regulations. The STCC commenced with the 2013/14 season and continue through the 2015/16 season and mean Premier League teams are essentially required to limit annual increases in player wage costs, compared to the 2012/13 season, to £4 million per season for each of the three seasons, and no more than a £12 million aggregate increase over such period, except if funded by increases in such team's revenue compared to 2012/13, excluding Premier League broadcasting revenue.

        No decision has yet been taken by the Premier League clubs as to whether STCC will continue for the next three year cycle from 2016/17 through 2018/19.

        Following the 2015/16 season, the profitability and sustainability regulations implement a break-even rule similar to the break-even test of the UEFA Club Licensing and Financial Fair Play Regulations and aimed at encouraging Premier League clubs to operate within their means. Potential sanctions for non-compliance with the profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deduction.

        We will submit our first break-even assessment under the Premier League profitability and sustainability regulations in March 2016, based on our fiscal year 2014 and fiscal year 2015 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax,"

which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply.

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

        As part of our ongoing investment into intellectual property, we have implemented a program to detect intellectual property infringement in a digital environment and which facilitates taking action against infringers.

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

Real Property

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our new revolving credit facility, our secured term loan facility and the 2027 Notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight Terminal is not encumbered as it has already been given as security under the Alderley Facility; and (b) the Aon Training Complex is not encumbered.

Key property and location	Primary function	Owned/leased	Owner/lessee	Area
				(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	Manchester United Limited	205,000
Aon Training Complex, Carrington, Trafford	Football training facility	Owned (freehold)	Manchester United Limited	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	Manchester United Limited	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	Manchester United Limited	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	Alderley Urban Investments Limited	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	Manchester United Limited	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	10,800
Office space, Chester Road, Manchester	Offices	Leased (through November 2018)	Manchester United Limited	1,176
Office space, central London	Offices	Leased (through March 2021)	Manchester United Limited	1,100
Office space, Washington, D.C., United States	Offices	Leased (through October 2016)	Manchester United Limited	658
Office space, central Hong Kong	Offices	Leased (through August 2020)	Manchester United Limited	500

Legal Proceedings

        We are involved in various routine legal proceedings incident to the ordinary course of our business. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any material losses arising from these legal proceedings is remote.

Subsidiaries

        Our directly or indirectly wholly-owned principal subsidiaries are: Red Football Finance Limited, Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red Football Limited, Red Football Junior Limited, Manchester United Limited, Alderley Urban Investments Limited, Manchester United Commercial Enterprises (Ireland) Limited, Manchester United Football Club Limited, Manchester United Interactive Limited, Manchester United Commercial Holdings Limited, Manchester United Commercial Holdings Junior Limited, MU Finance plc, MU RAML Limited, and MUTV Limited. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland.

Customers

        Our top five customers represented 54.9%, 51.1% and 45.5% of our total revenue in each of the years ended 30 June 2015, 2014 and 2013, respectively. Our top five customers in the year ended 30 June 2015 were the Premier League, General Motors (Chevrolet), Nike, Aon and Relevent (pre-season tour promoter). See "Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer was the Premier League, who represented 25.4%, 21.4% and 17.6% of our total revenue in each of the years ended 30 June 2015, 2014 and 2013, respectively. Our second largest customer was General

Motors (Chevrolet), who represented 14.8%, 4.6% and 4.7% of our total revenue in each of the years ended 30 June 2015, 2014 and 2013, respectively.

        Our 13-year agreement with Nike ended on 31 July 2015 and has been replaced by a 10-year agreement with adidas, which began on 1 August 2015. The minimum guarantee payable by adidas is equal to £750 million over the 10-year term of the agreement, subject to certain adjustments. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" above for additional information regarding our agreement with adidas.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 137-year heritage we have won 62 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

        Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2015 was £196.9 million.

Sponsorship

        We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a global, regional and product segmentation strategy. Global sponsors include leading brands such as Abengoa, adidas, Aeroflot, Aperol, Aon, Bulova, Concha y Toro, DHL, Epson, General Motors (Chevrolet), Kansai, Nissin, Singha, Toshiba and Yanmar. In addition, we also have regional sponsors such as Apollo, Cho-A Pharm, European Foods, Federal,

Honda, Hong Kong Jockey Club, Manda, Multistrada and Ottogi, who are sponsors across a variety of products and categories in certain regions and local markets around the world.

        The growing appeal of our brand is evident in the significant increase in sponsorship revenues in recent years, which show a 30.5% compound annual growth rate from fiscal year 2013 through fiscal year 2015 (the growth rate from fiscal year 2014 to fiscal year 2015 was 14.0% and from fiscal year 2013 to fiscal year 2014 was 49.4%). A partnership with Manchester United provides corporations with the ability to associate themselves with the highly successful Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

        Our current shirt sponsor is General Motors (Chevrolet). The shirt sponsorship agreement began in the 2014/15 season and runs through to the end of the 2020/21 season, with total fees payable of approximately $559 million. We received approximately $18.6 million in each of the 2012/13 and 2013/14 seasons relating to pre-sponsorship support and exposure, with the remaining $521.8 million to be received and recognized over seven years through to the end of the 2020/21 season.

        Our current training facilities and training kit partner is Aon. Aon are also the presenting partner for all our pre-season tours. Our agreement with Aon runs through to the end of the 2020/21 season.

        Total sponsorship revenue for the year ended 30 June 2015 was £154.9 million.

Retail, Merchandising, Apparel & Product Licensing

        All of our retail, merchandising, apparel & product licensing business was previously managed by Nike, who paid us a minimum guaranteed amount and a share of the business' cumulative profits. The 13-year agreement with Nike guaranteed us an aggregate minimum of £303 million, subject to certain reductions. For the year ended 30 June 2015, we recognized a total of £19.6 million, consisting of the minimum guaranteed amount and an additional £11.6 million representing our portion of the cumulative profits.

        Our agreement with Nike ended on 31 July 2015. We have entered into a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" above for additional information regarding our agreement with adidas.

        Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2015 was £31.7 million.

Mobile & Content

        Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Total mobile & content revenue for the year ended 30 June 2015 was £10.4 million.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, UEFA Champions League and other competitions. The growing popularity of the Premier League and UEFA Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. In February

2015, the Premier League announced a new UK television rights contract with Sky Sports and BT Sport worth £5.136 billion from the 2016/17 season to the 2018/19 season for its live domestic rights. The deal marked a significant increase of over 70% on the current contract, which is worth £3.018 billion and runs from the 2013/14 season through the 2015/16 season, and represents the largest UK TV rights deal ever signed. The Premier League is in the process of negotiating the international broadcast rights for the seasons 2016/17 through to 2018/19. Our share of the revenue under the Premier League broadcasting rights contract amounted to £96.6 million, £88.9 million and £61.5 million for the 2014/15, 2013/14 and 2012/13 seasons, respectively, and our share of the revenue under the UEFA Champions League broadcasting rights contract amounted to £2.1 million (being distributions from UEFA relating to the previous season's competition), £39.3 million and £31.3 million for the 2014/15, 2013/14 and 2012/13 seasons, respectively. Our participation in the Premier League and UEFA Champions League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for the UEFA Champions League or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. In addition, our global television channel, MUTV, delivers Manchester United programming to over 90 countries and territories around the world. MUTV generated total revenue of £7.7 million, £6.7 million and £8.6 million for each of the years ended 30 June 2015, 2014 and 2013, respectively. Total Broadcasting revenue for the year ended 30 June 2015 was £107.7 million.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, League Cup and European competitions. Our participation in the Premier League and European competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our first team, and if our first team fails to qualify for European competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for European competitions, FA Cup and League Cup matches. Total Matchday revenue for the year ended 30 June 2015 was £90.6 million, which primarily included £40.5 million from gate receipts and £29.9 million from hospitality.

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

Amortization and depreciation

        We amortize the capitalized costs associated with the acquisition of players' registrations. These costs are amortized over the period of the employment contract agreed with a player. If a player extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players' registrations from year to year and period to period reflect additional transfer fees paid for the acquisition of players, the impact of contract extensions and the disposal of players' registrations. As such, increased players' registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player registration costs vary from period to period, this may drive variability in our results of operations. We also amortize the capitalized costs associated with the acquisition of other intangible assets over their estimated useful lives, which is typically 10 years.

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

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. Although we expect to reduce our leverage over time, we expect interest expense to continue to be a significant component of our expenses. Net finance costs were £35.2 million for the year ended 30 June 2015. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

        On 14 September 2012, we used all of our net proceeds from our IPO to reduce our indebtedness by exercising our option to redeem and retire $101.7 million (£62.6 million) in aggregate principal amount of our 2017 Dollar Notes at a redemption price equal to 108.375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption.

        On 24 June 2013, we exercised our option to redeem (in full) £177.8 million in aggregate principal amount of our outstanding 8 3/4% pounds sterling senior secured notes due 2017 (the "2017 Sterling Notes" and, together with the 2017 Dollar Notes, the "2017 Notes") at a redemption price equal to 108.750% of the principal amounts of such notes and (in part) $22.1 million in aggregate principal amount of our outstanding 2017 Dollar Notes at a redemption price equal to 108.375% of the principal amount of such notes plus, in each case, accrued and unpaid interest to the date of such redemption with borrowings from our secured term loan facility.

        On 26 June 2015, we issued $425.0 million in aggregate principal amount of the 2027 Notes. The proceeds from the sale of the 2027 Notes were used to redeem the remaining $269.2 million in aggregate principal amount of our outstanding 2017 Dollar Notes at a redemption price equal to 102.09375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption and to repay $90.7 million of our existing secured term loan.

Taxes

        During each of the three years ended 30 June 2015, 2014 and 2013, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2015, we were subject to a weighted UK statutory tax rate of 20.75%, during the year ended 30 June 2014, we were subject to a weighted statutory tax rate of 22.5% and during the year ended 30 June 2013, we were subject to a weighted statutory tax rate of 23.75%.

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

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2015, 2014 and 2013.

	Year ended 30 June
	2015	2014	2013
	(£'000)
Income Statement Data
Revenue	395,178	433,164	363,189

Analyzed as:
Commercial revenue	196,931	189,315	152,441
Broadcasting revenue	107,664	135,746	101,625
Matchday revenue	90,583	108,103	109,123

Operating expenses—before exceptional items	(385,265)	(367,056)	(304,120)

Analyzed as:
Employee benefit expenses	(202,561)	(214,803)	(180,523)
Other operating expenses	(72,271)	(88,298)	(74,114)
Depreciation	(10,324)	(8,665)	(7,769)
Amortization	(99,687)	(55,290)	(41,714)
Operating expenses—exceptional items	(2,336)	(5,184)	(6,217)

Total operating expenses	(387,179)	(372,240)	(310,337)
Operating profit before profit on disposal of players' registrations	7,999	60,924	52,852
Profit on disposal of players' registrations	23,649	6,991	9,162

Operating profit	31,648	67,915	62,014

Finance costs	(35,419)	(27,668)	(72,082)
Finance income	204	256	1,275

Net finance costs	(35,215)	(27,412)	(70,807)

(Loss)/profit on ordinary activities before tax	(3,567)	40,503	(8,793)
Tax credit/(expense)	2,672	(16,668)	155,212

(Loss)/profit for the year	(895)	23,835	146,419

Attributable to:
Owners of the parent	(895)	23,835	146,250
Non-controlling interest	—	—	169

Year Ended 30 June 2015 as Compared to the Year Ended 30 June 2014

	Year ended 30 June
			% Change 2015 over 2014
	2015	2014
	(in £ millions)
Revenue	395.2	433.2	(8.8)%
Commercial revenue	196.9	189.3	4.0%
Broadcasting revenue	107.7	135.8	(20.7)%
Matchday revenue	90.6	108.1	(16.2)%
Total operating expenses	(387.2)	(372.3)	4.0%
Employee benefit expenses	(202.6)	(214.8)	(5.7)%
Other operating expenses	(72.3)	(88.3)	(18.1)%
Depreciation	(10.3)	(8.7)	18.4%
Amortization	(99.7)	(55.3)	80.3%
Exceptional items	(2.3)	(5.2)	(55.8)%
Profit on disposal of players' registrations	23.6	7.0	237.1%
Net finance costs	(35.2)	(27.4)	28.5%
Tax credit/(expense)	2.7	(16.7)	—

Revenue

        Our consolidated revenue for the year ended 30 June 2015 was £395.2 million, a decrease of £38.0 million, or 8.8%, compared to the year ended 30 June 2014, as a result of a decrease in revenue in our Broadcasting and Matchday sectors, which was partially offset by an increase in revenue in our Commercial sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2015 was £196.9 million, an increase of £7.6 million, or 4.0%, over the year ended 30 June 2014.

  •
  Sponsorship revenue for the year ended 30 June 2015 was £154.9 million, an increase of £19.1 million, or 14.1%, over the year ended 30 June 2014, primarily due to the commencement of the seven-year General Motors (Chevrolet) shirt sponsorship and the activation of several new global and regional sponsorship deals.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2015 was £31.6 million, a decrease of £5.9 million, or 15.7%, over the year ended 30 June 2014, primarily due to reduced Nike guaranteed revenue due to non-participation in UEFA competitions in the current season.

  •
  Mobile & Content revenue for the year ended 30 June 2015 was £10.4 million, a decrease of £5.6 million, or 35.0%, over the year ended 30 June 2014, due to the expiration of a few of our mobile partnerships.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2015 was £107.7 million, a decrease of £28.1 million, or 20.7%, over the year ended 30 June 2014, primarily due to non-participation in UEFA competitions, partially offset by an increase in merit payments due to a higher Premier League finish.

Matchday revenue

        Matchday revenue for the year ended 30 June 2015 was £90.6 million, a decrease of £17.5 million, or 16.2%, over the year ended 30 June 2014, primarily due to non-participation in UEFA competitions.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the year ended 30 June 2015 were £387.2 million, an increase of £14.9 million, or 4.0%, over the year ended 30 June 2014.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2015 were £202.6 million, a decrease of £12.2 million, or 5.7%, over the year ended 30 June 2014, primarily due to lower player wages.

Other operating expenses

        Other operating expenses for the year ended 30 June 2015 were £72.3 million, a decrease of £16.0 million, or 18.1%, over the year ended 30 June 2014, primarily due to non-participation in UEFA competitions.

Depreciation

        Depreciation for the year ended 30 June 2015 amounted to £10.3 million, an increase of £1.6 million, or 18.4%, over the year ended 30 June 2014, primarily due to capital expenditure at the Aon Training Complex and the Old Trafford stadium.

Amortization

        Amortization, primarily of players' registrations, for the year ended 30 June 2015 was £99.7 million, an increase of £44.4 million, or 80.3%, over the year ended 30 June 2014. The increase in amortization was primarily due to player acquisitions during the year (mainly Di Maria, Falcao and Shaw). The unamortized balance of players' registrations as of 30 June 2015 was £238.1 million, of which £92.6 million is expected to be amortized in the year ending 30 June 2016. The remaining balance is expected to be amortized over the three years ending 30 June 2019. This does not take into account player acquisitions after 30 June 2015, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2015, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items for the year ended 30 June 2015 were £2.3 million, of which £1.2 million related to the present value of the additional contributions we are expected to pay to remedy the revised deficit of the Football League pension scheme as per the latest triennial actuarial valuation at 31 August 2014 and £1.1 million related to professional adviser fees related to public sales of our Class A ordinary shares by Red Football LLC and the Edward S. Glazer Irrevocable Exempt Trust. Exceptional items for the year ended 30 June 2014 were £5.2 million, of which £4.9 million related to compensation paid to the former manager and certain members of the coaching staff on loss of office and £0.3 million related to investment property impairment charges.

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2015 was £23.6 million, an increase of £16.6 million, or 237.1%, over the year ended 30 June 2014. The profit on disposal of players' registrations for the year ended 30 June 2015 primarily related to the disposal of Welbeck (Arsenal) and Nani (Fenerbache). The profit on disposal of players' registrations for the year ended 30 June 2014 related to the disposals of Buttner (Dynamo Moscow), Cole (Fulham), Tunnicliffe (Fulham), James (Leicester), Daehli (Molde) and Wooton (Leeds).

Net finance costs

        Net finance costs for the year ended 30 June 2015 were £35.2 million, an increase of £7.8 million, or 28.5%, over the year ended 30 June 2014. The increase was primarily due to a £3.6 million premium on the repurchase of our 2017 Dollar Notes and £3.8 million of non-cash accelerated amortization of finance and issue costs primarily related to the repurchase of our 2017 Dollar Notes. The debt refinancing in June 2015 included the issue of $425.0 million in aggregate principal amount of 2027 Notes, the redemption of the remaining $269.2 million in aggregate principal amount of our outstanding 2017 Dollar Notes and the repayment of $90.7 million of our existing secured term loan.

Tax

        The tax credit for the year ended 30 June 2015 was £2.7 million, compared to a tax expense of £16.7 million for the year ended 30 June 2014, primarily due to the result before tax in the respective years.

Year Ended 30 June 2014 as Compared to the Year Ended 30 June 2013

	Year ended 30 June
			% Change 2014 over 2013
	2014	2013
	(in £ millions)
Revenue	433.2	363.2	19.3%
Commercial revenue	189.3	152.5	24.1%
Broadcasting revenue	135.8	101.6	33.7%
Matchday revenue	108.1	109.1	(0.9)%
Total operating expenses	(372.3)	(310.3)	20.0%
Employee benefit expenses	(214.8)	(180.5)	19.0%
Other operating expenses	(88.3)	(74.1)	19.2%
Depreciation	(8.7)	(7.8)	11.5%
Amortization	(55.3)	(41.7)	32.6%
Exceptional items	(5.2)	(6.2)	(16.1)%
Profit on disposal of players' registrations	7.0	9.1	(23.1)%
Net finance costs	(27.4)	(70.8)	(61.3)%
Tax (expense)/credit	(16.7)	155.2	—

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

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2014 was £135.8 million, an increase of £34.2 million, or 33.7%, over the year ended 30 June 2013, primarily due to increased revenue from the Premier League domestic and international rights agreements and increased Champions League revenue as a result of receiving a larger share of the UK Market pool by finishing 1st in the Premier League in the 2012/13 season compared to 2nd in the 2011/12 season and progressing to the quarter-final stage compared to the round of 16 stage in the prior year.

Matchday revenue

        Matchday revenue for the year ended 30 June 2014 was £108.1 million, a decrease of £1.0 million, or 0.9%, over the year ended 30 June 2013, primarily as a result of hosting a number of matches during the London Olympic Games in the prior year.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the year ended 30 June 2014 were £372.3 million, an increase of £62.0 million, or 20.0%, over the year ended 30 June 2013.

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

Amortization

        Amortization, primarily of players' registrations, for the year ended 30 June 2014 was £55.3 million, an increase of £13.6 million, or 32.6%, over the year ended 30 June 2013. Increases in amortization due to player acquisitions during the year (mainly Fellaini and Mata) were partially offset by reductions due to departed players (mainly Berbatov).

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

Profit on disposal of players' registrations

        Profit on disposal of players' registrations for the year ended 30 June 2014 was £7.0 million, a decrease of £2.1 million, or 23.1%, over the year ended 30 June 2013. The profit on disposal of players' registrations for the year ended 30 June 2014 related to the disposals of Buttner (Dynamo Moscow), Cole (Fulham), Tunnicliffe (Fulham), James (Leicester), Daehli (Molde) and Wooton (Leeds). The profit on disposal of players' registrations for the year ended 30 June 2013 related to the disposals of Brady (Hull), Park (QPR), Berbatov (Fulham) and Pogba (Juventus).

Net finance costs

        Net finance costs for the year ended 30 June 2014 were £27.4 million, a decrease of £43.4 million, or 61.3%, over the year ended 30 June 2013. The decrease was primarily due to a £31.9 million reduction in premium paid and accelerated amortization of issue discount and debt finance costs as a result of there being no repurchases of senior secured notes in the year ended June 30 2014 compared to the prior year, and a £12.9 million reduction in interest payable on our secured borrowings following the refinancing in June 2013.

Tax

        The tax expense for the year ended 30 June 2014 was £16.7 million reflecting an effective tax rate of 41.2%. The effective tax rate was above the US federal income tax rate of 35% mainly due to foreign exchange losses arising on re-translation of US dollar denominated deferred tax assets. This compares to a credit of £155.2 million for the year ended 30 June 2013, which largely comprised the recognition of US deferred tax assets.

Critical Accounting Estimates and Judgments

        The preparation of our financial information requires management to make estimates, judgments and assumptions concerning the future. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results.

        For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report.

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

        Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis.

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

        In respect of the new agreement with adidas, minimum guaranteed revenue will be recognized on a straight-line basis over the 118-month term of the contract, which runs from 1 August 2015 to 31 May 2025. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may decrease if our first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible reduction being 30% of the applicable payment for the second season of non-participation. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical judgment in future financial years therefore will be management's assessment as to whether or not our first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see note 2 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows. See note 15 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report.

        All other non-current assets, including property plant and equipment and investment property, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognized in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. An impairment review trigger event would include, for example, our failure to qualify for the Champions League for a sustained period. In respect of player registrations, a further impairment review trigger event would occur when the player is excluded from our revenue generation, for example, as a result of a career-ending injury, and conditions indicate that the amortized carrying value of the asset is not recoverable.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our 2027 Notes. All of our 2017 Notes have been retired. Additionally, although we have not needed to draw any borrowings under either our old or new revolving credit facility since 2009, we have no intention of retiring our new revolving credit facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar commercial revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        We have not paid a dividend on our Class A ordinary shares or Class B ordinary shares since our IPO. On 17 September 2015, however, our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016, with the first dividend of $0.045 per share payable on 15 October 2015 to holders of record of our Class A and Class B ordinary shares on 30 September 2015. We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

        Our business generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other Commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our new revolving credit facility. As of 30 June 2015, we had no borrowings under our new revolving credit facility.

        Pursuant to our contract with Nike, which expired on July 31, 2015, we were previously entitled to share in the cumulative net profits (incremental to the guaranteed sponsorship and licensing fees) generated by Nike from the licensing, merchandising and retail operations. The annual installment Nike paid us in respect of the £303 million in minimum guaranteed sponsorship and licensing fees was affected each year by the level of cumulative profits generated. Nike was required to pay us the cumulative profit share in cash as the first installment of the minimum guarantee in each fiscal year, with the balance (up to the portion of the minimum guarantee for that year) paid to us in equal quarterly installments. In the event the cumulative profit share paid to us in the first installment exceeded the portion of the minimum guarantee for that year, no additional payments were made for the remainder of the year. The excess of the amount received in cash from Nike above the minimum guarantee, if any, for any particular year was deemed to be the amount of cumulative profit retained in a particular year. At the end of the contract, we will receive a cash payment equal to the cumulative profit not previously retained, as described above. This cumulative profit share revenue, which has been accruing on our balance sheet, is due to be paid to us by Nike in October 2015.

        Pursuant to our contract with adidas, which became effective on 1 August 2015, the minimum guarantee payable by adidas over the 10-year term of the agreement is equal to £750 million, subject to certain adjustments. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" above for additional information regarding our agreement with adidas.

        We also maintain a mixture of long-term debt and capacity under our new revolving credit facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

        In addition, transfer windows for acquiring and disposing of players' registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players' registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our new revolving credit facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our new revolving credit facility to meet our cash needs.

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

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,669. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £2.3 million, £4.1 million and £4.0 million for the years ended 30 June 2015, 2014 and 2013, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we spent approximately £3.7 million in fiscal year 2015 and approximately £2.0 million in fiscal year 2014 in connection with updating and expanding the Aon Training Complex, our training facility.

Mobile & Content capital expenditure

        We intend to continue investing in our mobile & content assets, including our website and digital media capabilities.

Net player capital expenditure

        Our average net player capital expenditure over the last 15 years has been a cash outflow of £27.9 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net player capital expenditure over the same period would have been a cash outflow of £33.3 million per fiscal year). However, net player capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net player capital expenditure. Actual cash used or generated from net player capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

 Last 15 Years Net Player Capital Expenditure(1)

(1)
The net player capital expenditure data presented is the sum of all cash used for purchases of players' registrations and all cash generated from sales of players' registrations as disclosed in our consolidated annual financial statements. For the years ended 30 June 2013 to 30 June 2015, the data above was derived from the annual financial statements of Manchester United plc. For the years ended 30 June 2007 to 30 June 2012, the above data was derived from the annual financial statements of Red Football Shareholder Limited. For the years prior to 2007, the annual financial statements used to derive the data above were those of the previous parent company, Manchester United plc. The information represents fiscal years which comprised 12 month periods except for the year ended 30 June 2005. Manchester United plc's fiscal year ended on 31 July until the 2005 fiscal year, which resulted in an 11-month fiscal year in 2005. Thus, the net player capital expenditure for the 2005 fiscal year is for the 11-month period ended 30 June 2005. Manchester United plc changed its name to Manchester United Limited in the fiscal year 2006. The annual financial statements for periods prior to our transition to IFRS on 1 July 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2015, 2014 and 2013:

	Year ended 30 June
	2015	2014	2013
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	195.0	101.7	129.9
Interest paid	(42.6)	(27.7)	(73.6)
Debt finance costs relating to borrowings	(6.5)	(0.1)	(3.1)
Interest received	0.5	0.3	0.9
Tax (paid)/refunded	(2.5)	(1.4)	3.1

Net cash generated from operating activities	143.9	72.8	57.2

Cash flow from investing activities
Purchases of property, plant and equipment (net of proceeds)	(5.5)	(10.8)	(12.5)
Purchases of players' registrations and other intangible assets	(117.4)	(92.9)	(46.0)
Proceeds from sale of players' registrations	20.6	14.0	9.7

Net cash used in investing activities	(102.3)	(89.7)	(48.8)

Cash flow from financing activities
Proceeds from issue of shares	—	—	70.3
Expenses directly attributable to issue of shares	—	—	(1.5)
Acquisition of additional interest in subsidiary	—	—	(2.7)
Proceeds from borrowings	272.5	—	209.2
Repayment of borrowings	(227.9)	(5.0)	(259.3)

Net cash generated from/(used in) financing activities	44.6	(5.0)	16.0

Net increase/(decrease) in cash and cash equivalents	86.2	(21.9)	24.4

Net cash generated from operating activities

        Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and Commercial revenue. Cash generated from operations for the year ended 30 June 2015 produced a cash inflow of £195.0 million, an increase of £93.3 million from a cash inflow of £101.7 million for the year ended 30 June 2014. The increase in cash generated from operations compared to the year ended 30 June 2014 is largely due to net movements in our working capital. Cash generated from operations for the year ended 30 June 2013 was £129.9 million.

        Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our 2027 Notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. The swaps have the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our new revolving credit facility is also subject to variable rates of interest. Interest paid was £42.6 million in the year ended 30 June 2015, an increase of £14.9 million compared to £27.7 million in interest paid in the year ended 30 June 2014. The increase of £14.9 million was primarily due to a £5.6 million increase in interest paid and a £3.6 million premium paid in respect of the 2017 Dollar Notes as a result of the repurchase of these notes as part of the debt refinancing in June 2015, a £2.4 million increase in interest paid on the deferred element of a terminated interest rate swap which was settled as part of the debt refinancing, and £1.4 million of costs associated with the debt refinancing. Interest paid was £73.6 million for the year ended 30 June 2013.

        Net cash generated from operating activities was £143.9 million in the year ended 30 June 2015, compared to net cash generated from operating activities of £72.8 million for the year ended 30 June 2014. Net cash generated from operating activities was £57.2 million for the year ended 30 June 2013.

Net cash used in investing activities

        Capital expenditure for the acquisition of players' registrations as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of players' registrations and, if necessary, from our new revolving credit facility. Capital expenditure on the acquisition, disposal and trading of players' registrations tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

        Net cash used in investing activities for the year ended 30 June 2015 was £102.3 million, an increase of £12.6 million from £89.7 million for the year ended 30 June 2014, primarily due to higher purchases of players' registrations.

        For the year ended 30 June 2015, net capital expenditure was £5.5 million, a decrease of £5.3 million from net expenditure of £10.8 million for the year ended 30 June 2014. Net capital expenditure for the year ended 30 June 2015 related mainly to refurbishment work at Old Trafford and new pitches at the Aon Training Complex. Net capital expenditure for the year ended 30 June 2014 related mainly to general development at Old Trafford and the Aon Training Complex.

        For the year ended 30 June 2015, net player capital expenditure was £96.8 million, an increase of £17.9 million from net player capital expenditure of £78.9 million for the year ended 30 June 2014. Net player capital expenditure for the year ended 30 June 2015 mainly comprised expenditures for the acquisitions of Di Maria, Rojo, Fellaini, Depay and Shaw, less payments received relating to the disposal of Welbeck and Kagawa. Player capital expenditure for the year ended 30 June 2014 mainly comprised expenditures for the acquisitions of Fellaini, Herrera, Mata, van Persie and Zaha less payments received relating to the disposal of Berbatov, Brady, Buttner and O'Shea.

        For the year ended 30 June 2013, net capital expenditure on the purchase of property, plant and equipment and investment property was a cash outflow of £12.5 million. Net player capital expenditure was £36.3 million. As a result, net cash used in investing activities was £48.8 million.

Net cash generated from/(used in) financing activities

        Net cash generated from financing activities for the year ended 30 June 2015 was £44.6 million, an increase of £49.6 million compared to net cash used of £5.0 million for the year ended 30 June 2014.

        During the year ended 30 June 2015, we issued £267.8 million ($425.0 million) in aggregate principal amount of the 2027 Notes. We used the proceeds to repurchase all of our outstanding 2017 Dollar Notes, comprising a principal value of £169.6 million ($269.2 million) and a premium on repurchase of £3.6 million ($5.6 million). We also amended the terms of our US dollar secured term loan facility, reducing the outstanding principal amount by £57.2 million ($90.7 million), reducing the interest rate to LIBOR plus an applicable margin between 1.75% per annum and 1.25% per annum, and extending the term of the facility to June 2025.

        Net cash generated from financing activities for the year ended 30 June 2014 was £5.0 million, an increase of £21.0 million from over net cash generated of £16.0 million for the year ended 30 June 2013. During the year ended 30 June 2014, we repaid £5.0 million of borrowings, primarily relating to the secured term loan facility.

        During the year ended 30 June 2013, we raised £70.3 million ($110.2 million) following our IPO. The net proceeds of the share issue were used to repurchase a portion of the 2017 Dollar Notes, comprising a principal value of £62.6 million ($101.7 million) and a premium on repurchase of £5.3 million ($8.5 million). Expenses of £1.5 million directly attributable to the issue of new shares were incurred. In June 2013 we refinanced a portion of our borrowings with a new £209.2 million ($315.7 million) US dollar secured term loan facility. We used the proceeds from the new secured term loan facility to repurchase all £177.8 million in aggregate principal amount of our 2017 Sterling Notes and £14.0 million ($22.1 million) in aggregate principal amount of our 2017 Dollar Notes, repaying a total equivalent to £208.5 million, comprising a principal value of £191.8 million and a premium on repurchase of £16.7 million. On 2 January 2013, we acquired the remaining 33.3% of the issued share capital of MUTV Limited for a purchase consideration (including transaction costs) of £2.7 million. We also repaid the loan stock issued to the former minority shareholder of MUTV Limited amounting to £4.4 million.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility and our 2027 Notes. As part of the security for our secured term loan facility, our 2027 Notes and our new revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

        Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. as lender. As of 30 June 2015 the sterling equivalent of £140.2 million (net of unamortized issue costs of £3.0 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

        Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar LIBOR (provided that if the rate is less than zero, LIBOR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Total net leverage ratio (as defined in the secured term loan facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

        While any event of default is continuing, the applicable margin shall be the highest level set forth above.

        Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

        The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, players' registrations, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

        Our secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.

Senior secured notes

        Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027 (which we refer to throughout this Annual Report as the "2027 Notes"). As of 30 June 2015 the sterling equivalent of £265.7 million (net of unamortized issue costs of £4.8 million) was outstanding. The outstanding principal amount was $425.0 million. The 2027 Notes mature on 25 June 2027.

        The 2027 Notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

        The note purchase agreement governing the 2027 Notes contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the 2027 Notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

        The note purchase agreement governing the 2027 Notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited's subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited's assets. The covenants in the note purchase agreement governing the 2027 Notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the 2027 Notes.

        The 2027 Notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the 2027 Notes then outstanding, or in full, at any time at 100% of the principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

Revolving facility

        Our new revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 June 2015, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving credit facility agreement.

        Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

        Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving facility by giving not less than three business days' prior notice to the Agent under the facility. Any loan drawn under the revolving facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving facility agreement) be re-borrowed.

        Loans under the revolving facility bear interest at a rate per annum equal to LIBOR (or in relation to a loan in euros, EURIBOR) (provided that if that rate is less than zero, LIBOR or, as the case may be, EURIBOR, shall be deemed to be zero) plus the applicable margin.

        The applicable margin if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the revolving credit facility agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

        While any default is continuing, the applicable margin shall be the highest level set forth above.

        A commitment fee is payable on the available but undrawn amount of the revolving credit facility, at a rate equal to 40% per annum of the applicable margin.

        Our revolving credit facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

        In addition to the general covenants described below, the revolving credit facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the revolving credit facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters.

        Our revolving credit facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the revolving credit facility are subject to certain thresholds and exceptions described in the agreement governing the revolving credit facility.

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2015, £4.9 million was outstanding under the Alderley facility. £1.3 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.6 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

        As of 30 June 2015, we were in compliance with all covenants in relation to indebtedness.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2015 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. A provision of £3.4 million relating to this contingent consideration has been recognized on our balance sheet as of 30 June 2015, and the maximum additional amount that could be payable as of that date is £26.3 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2015, we believe receipt of £2.2 million to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2015, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2015:

	Payments due by period(1)
	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	16,418	32,907	35,172	512,682	597,179
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,258	1,641	223	3,441	7,563
Purchase obligations(4)	119,104	47,627	2,230	—	168,961
Other long-term liabilities	—	—	—	—	—

Total	137,780	82,175	37,625	516,123	773,703

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2015, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our 2027 Notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments, a subsidiary of Manchester United Limited. As of 30 June 2015, we had £4.9 million outstanding under the Alderley facility. See "Item 5.B. Liquidity and Capital Resources—Indebtedness—Description of principal indebtedness" and note 24 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 28.1 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of players' registrations and capital commitments. Purchase obligations do not include contingent transfer fees of £26.3million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in note 29.2 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report, as of 30 June 2015, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	54	Executive Co-Chairman and Director
Joel Glazer	48	Executive Co-Chairman and Director
Edward Woodward	43	Executive Vice Chairman and Director
Richard Arnold	44	Group Managing Director and Director
Jamieson Reigle	38	Commercial Director and Director
Kevin Glazer	53	Director
Bryan Glazer	50	Director
Darcie Glazer Kassewitz	47	Director
Edward Glazer	45	Director
Robert Leitão	52	Independent Director
Manu Sawhney	48	Independent Director
John Hooks	59	Independent Director

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

        Joel Glazer, aged 48, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 43, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. He was appointed to the Board of the European Clubs Association in September 2015 and is also Chairman of the Association's Marketing and Communications Working Group. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 44, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. He is also Chairman of the Manchester United Foundation. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and mobile & content business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Jamieson Reigle, aged 38, is the Company's Commercial Director and a Director of the Company. He was appointed to our board of directors on 30 December 2014. He is responsible for managing the sponsorship sales, relationship management, marketing and strategy teams globally. Since 2012, he has served as the Company's Managing Director, Asia Pacific responsible for the management and growth of the Company's business in the Asia Pacific region. Mr. Reigle joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company's capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

        Kevin Glazer, aged 53, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 50, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 47, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 45, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 52, is an Independent Director of the Company. He is currently Head of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 48, is an Independent Director of the Company. With over 25 years of rich experience in the Asian sports, media, entertainment and consumer products industry, Mr. Sawhney is currently the CEO of SportsHub Pte Ltd, which manages Singapore's premier sports, entertainment and lifestyle hub consisting of a unique cluster development of integrated world-class sports facilities. Prior to this role, Mr. Sawhney was the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between Disney and News Corp and reported directly to the Board and was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various local markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/EMG/Marketing & Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings. After completing his engineering degree, Mr. Sawhney worked at Eicher Tractors Ltd, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served as a member of the 28th S. E. Asia Games Steering Committee held in Singapore in June 2015.

        John Hooks, aged 59, is an Independent Director of the Company. He has been working in the luxury fashion industry for over 30 years. He has held positions in some of the sector's most influential companies. Having graduated from Oxford University in 1978, he entered the fashion industry through Gruppo Finanziario Tessile S.p.A. (GFT) in Turin, Italy, a company with which he remained for 14 years, holding a variety of positions, including that of Commercial Director for Valentino, President, CIDAT USA, in New York and finally as Commercial Director for GFT Asia. In this role, from 1988 to 1994, he was responsible for the establishment of GFT's regional subsidiary companies and the distribution network in Japan, South Korea, Hong Kong, as well as mainland China (one of the first foreign fashion companies to be present in the country) for brands including Giorgio Armani, Christian Dior, Claude Montana, Valentino, Emanuel Ungaro, Trussardi and Pierre Cardin. In 1995, he joined Jil Sander A.G. in Hamburg, Germany, initially as Commercial Director for Europe and Asia, before assuming global responsibility, when he was appointed Commercial and Retail Director in 1998. In 2000, Mr. Hooks was recruited by Giorgio Armani S.p.A. as Group Commercial and Marketing Director, based at the company's Milan headquarters. In this role, he was charged with the expansion of the company's global wholesale and retail network. He later assumed the role of deputy managing director and subsequently that of deputy chairman of the Armani group. From 2011 to 2014, he was group President of Ralph Lauren Europe and Middle East. He is currently CEO of Pacific Global Management.

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

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2015 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2015 was £9.8 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2015 was £0.1 million.

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

        During the year ended 30 June 2015 certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	105,425
Awarded during the year	248,847
Vested during the year	(95,117)

Outstanding at the end of the year	259,155

        The fair value of shares awarded during the year was $17.65 (£10.79) per share.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,793,411 remain available for issuance as of 9 October 2015.

Administration

        The remuneration committee of our board of directors (or other committee as our board of directors may appoint) administers the Equity Plan unless our board of directors assumes authority for administration. Subject to the terms and conditions of the Equity Plan, the administrator has the authority to select the persons to whom awards are to be made, determines the types of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards, and makes all other determinations and can take all other actions necessary or advisable for the administration of the Equity Plan. The administrator is also authorized to adopt, amend or rescind rules relating to the administration of the Equity Plan. Our board of directors has the authority at all times to remove the remuneration committee (or other applicable committee) as the administrator and reinstate itself as the authority to administer the Equity Plan.

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

Securities laws

        The Equity Plan is designed to comply with all applicable provisions of the Securities Act and the Exchange Act and, to the extent applicable, any and all regulations and rules promulgated by the SEC thereunder. The Equity Plan is administered, and stock options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. On 13 August 2012, we filed with the SEC a registration statement on Form S-8 covering Class A ordinary shares issuable under the Equity Plan.

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

C.    BOARD PRACTICES

Board of Directors

        We currently have 12 directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Each of our directors holds office until he resigns or is recused from office as discussed above.

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

Audit committee

        Our audit committee consists of Messrs. Robert Leitão, Manu Sawhney and John Hooks. Our board of directors determined that Messrs. Robert Leitão, Manu Sawhney and John Hooks satisfy the "independence" requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and satisfies the criteria of an audit committee financial expert as set forth under the applicable rules of the Exchange Act. A copy of our audit committee charter is available on our website. The inclusion of our website in this Annual Report does not include or incorporate by reference the information on our website into this Annual Report. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2015, 2014 and 2013, including directors, was as follows:

	2015 Number	2014 Number	2013 Number
Average number of employees:
Football—players	73	79	82
Football—technical and coaching	89	92	76
Commercial	122	138	125
Media	89	91	69
Administration and other	440	469	391

Average monthly number of employees	813	869	743

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,275, 2,323 and 2,395 temporary employees in fiscal years 2015, 2014 and 2013, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 9 October 2015:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)(3)	—		—		7,000,000	5.65%	5.47%
Joel Glazer(2)(4)	—		—		7,000,000	5.65%	5.47%
Edward Woodward		(*)		(*)	—	—	(*)
Richard Arnold		(*)		(*)	—	—	(*)
Jamieson Reigle		(*)		(*)	—	—	(*)
Kevin Glazer(2)(5)	—		—		7,000,000	5.65%	5.47%
Bryan Glazer(2)(6)	—		—		7,000,000	5.65%	5.47%
Darcie Glazer Kassewitz(2)(7)	—		—		7,000,000	5.65%	5.47%
Edward Glazer(2)(8)	—		—		4,000,000	3.23%	3.13%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 9 October 2015, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Red Football LLC(2)	8,019,033	20.10%	85,000,000	68.55%	67.04%
Baron Capital Group, Inc	16,149,730	40.48%	—	—	1.26%
FMR LLC	3,979,700	9.98%	—	—	0.31%
Lansdowne Partners Limited	3,931,445	9.86%	—	—	0.31%
Jupiter Asset Management Limited	2,172,182	5.45%	—	—	0.17%
Avram Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Joel M. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Kevin Glazer Irrevocable Exempt Family Trust	—	—	7,000,000	5.65%	5.47%
Bryan G. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Darcie S. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
See "Controlling Shareholder" below for further information on Red Football LLC.

        Since 9 October 2012, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

  •
  on 31 December 2012, Blackrock Inc. made a public filing that it held 3,259,523 of our Class A ordinary shares, representing 0.25% of total voting power;

  •
  on 14 February 2013, Baron Capital Group, Inc. made a public filing that it held 4,075,917 of our Class A ordinary shares, representing 0.32% of total voting power;

  •
  on 23 August 2013, Avram Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Kevin Glazer Irrevocable Exempt Family Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Darcie S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 23 August 2013, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 3,500,000 of our Class B ordinary shares, representing 2.73% of total voting power;

  •
  on 14 August 2014, Tybourne Capital Management (HK) Limited made a public filing that it held 3,060,052 of our Class A ordinary shares, representing 0.24% of total voting power;

  •
  on 6 August 2014, Blackrock Inc. made a public filing that it held 2,965,726 of our Class A ordinary shares, representing 0.23% of total voting power;

  •
  on 14 August 2014, Lansdowne Partners Limited made a public filing that it held 2,731,445 of our Class A ordinary shares, representing 0.21% of total voting power;

  •
  on 9 September 2014, FMR LLC made a public filing that it held 3,981,000 of our Class A ordinary shares, representing 0.31% of total voting power;

  •
  on 10 September 2014, Baron Capital Group, Inc. made a public filing that it held 15,026,190 of our Class A ordinary shares, representing 1.17% of total voting power;

  •
  on 12 December 2014, the Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 450,000 of our Class A ordinary shares and 50,000 of our Class B ordinary shares, representing 0.07% of total voting power;

  •
  on 30 January 2015, Blackrock, Inc. made a public filing that it held 2,411,645 of our Class A ordinary shares, representing 0.19% of total voting power;

  •
  on 13 February 2015, Tybourne Capital Management (HK) Limited made a public filing that it no longer held any of our Class A ordinary shares;

  •
  on 13 February 2015, FMR LLC made a public filing that it held 3,977,700 of our Class A ordinary shares, representing 0.31% of total voting power;

  •
  on 17 February 2015, Lansdowne Partners (UK) LLP made a public filing that it held 3,931,445 of our Class A ordinary shares, representing 0.31% of total voting power;

  •
  on 17 February 2015, Baron Capital Group, Inc. made a public filing that it held 16,094,792 of our Class A ordinary shares, representing 1.26% of total voting power;

  •
  on 17 February 2015, Red Football LLC made a public filing that it held 7,569,033 of our Class A ordinary shares and 106,450,000 of our Class B ordinary shares, representing 83.77% of total voting power;

  •
  on 20 February 2015, Jupiter Asset Management Limited made a public filing that it held 2,172,182 of our Class A ordinary shares, representing 0.17% of total voting power;

  •
  on 10 March 2015, Blackrock, Inc. made a public filing that it held 908,760 of our Class A ordinary shares, representing 0.07% of total voting power;

  •
  on 14 August 2015, Avram Glazer Irrevocable Exempt Trust made a public filing that it held 7,000,000 of our Class B ordinary shares, representing 5.47% of total voting power;

  •
  on 14 August 2015, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it held 7,000,000 of our Class B ordinary shares, representing 5.47% of total voting power;

  •
  on 14 August 2015, Kevin Glazer Irrevocable Exempt Family Trust made a public filing that it held 7,000,000 of our Class B ordinary shares, representing 5.47% of total voting power;

  •
  on 14 August 2015, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it held 7,000,000 of our Class B ordinary shares, representing 5.47% of total voting power;

  •
  on 14 August 2015, Darcie S. Glazer Irrevocable Exempt Trust made a public filing that it held 7,000,000 of our Class B ordinary shares, representing 5.47% of total voting power;

  •
  on 14 August 2015, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 4,000,000 of our Class B ordinary shares, representing 3.13% of total voting power;

  •
  On 13 August 2015, Landsdowne Partners (UK) LLP made a public filing that it held 3,931,445 of our Class A ordinary shares, representing 0.31% of total voting power;

  •
  On 14 August 2015, Baron Capital Group Inc. made a public filing that it held 16,149,730 of our Class A ordinary shares, representing 1.26% of total voting power; and

  •
  On 25 August 2015, FMR LLC made a public filing that it held 3,979,700 of our Class A ordinary shares, representing 0.31% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 9 October 2015, we had 39,890,254 Class A ordinary shares held by 2,346 U.S. resident shareholders of record, representing approximately 3.12% of total voting power and 124,000,000 Class B ordinary shares held by seven U.S. resident shareholders of record, representing approximately 96.88% of total voting power.

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

        As of 9 October 2015, Red Football LLC owned 8,019,033 of our Class A ordinary shares and 85,000,000 of our Class B ordinary shares, representing in total 67.04% of total voting power.

Shareholders' Arrangements

        As of 9 October 2015, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

B.    RELATED PARTY TRANSACTIONS

Senior Secured Notes Held by Kevin Glazer

        Mr. Kevin Glazer, a Director on our board of directors, and certain members of his immediate family acquired a portion of our outstanding 2017 Dollar Notes in an aggregate principal amount of $10,600,000 in open market transactions in October 2010 and January 2011 (the "Relevant Notes"). Mr. Kevin Glazer and certain members of his immediate family ceased to hold any Relevant Notes on 26 June 2015 when the 2017 Dollar Notes were repaid in full. The Relevant Notes paid interest at a rate of 8 3/8% and were subject to the other terms and conditions as described therein. The terms of the Relevant Notes and the repayment thereof were on an arm's length basis. They were acquired for general investment purposes.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2012 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        We have not paid a dividend on our Class A ordinary shares or Class B ordinary shares since our IPO. On 17 September 2015, however, our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016, with the first dividend of $0.045 per share payable on 15 October 2015 to holders of record of our Class A and Class B ordinary shares on 30 September 2015. We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders from our operating cash flows. The declaration and payment of any future quarterly dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

        If we do pay a cash dividend on our Class A ordinary shares and Class B ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and our principal shareholder will be able to influence our dividend policy.

        The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our new revolving credit facility, our secured term loan facility and the note purchase agreement governing our 2027 Notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness." As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares.

        Any dividends we declare in the future on our ordinary shares will be in respect of both our Class A ordinary shares and Class B ordinary shares, and will be distributed such that a holder of one of our Class B ordinary shares will receive the same amount of the dividends that are received by a holder of one of our Class A ordinary shares. We will not declare any dividend with respect to the Class A ordinary shares without declaring a dividend on the Class B ordinary shares, and vice versa. On 25 April 2012, we made a distribution of £10.0 million to our principal shareholder.

B.    SIGNIFICANT CHANGES

Playing Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2015, for total proceeds, net of associated costs, of £53,363,000. The associated net book value was £58,546,000.

        Subsequent to 30 June 2015 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £107,856,000.

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

	Per Share
	High	Low
	(in USD)
Annual
FY 2015	19.63	14.78
FY 2014	18.78	14.47
FY 2013 (10 August 2012 through 30 June 2013)	19.04	12.18
Quarterly
FY 2016
First Quarter	18.80	17.13
Second Quarter (through 13 October 2015)	17.74	17.30
FY2015
First Quarter	19.63	15.19
Second Quarter	16.58	14.78
Third Quarter	17.41	15.26
Fourth Quarter	18.42	15.15
FY2014
First Quarter	17.85	16.13
Second Quarter	17.54	15.15
Third Quarter	17.24	14.47
Fourth Quarter	18.78	15.86
Monthly
2015
March	16.45	15.42
April	16.06	15.52
May	17.07	15.15
June	18.42	16.27
July	18.48	17.16
August	18.80	17.57
September	18.50	17.13
October (through 13 October 2015)	17.74	17.30

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 9 October 2015 we had 163,892,289 ordinary shares listed (comprising 39,892,289 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

  •
  Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments. A copy of the Agreement is included as Exhibit 4.1 to this Annual Report.

  •
  Amendment and Restatement Agreement relating to the Secured Term Facility, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender. A copy of the Agreement is included as Exhibit 4.2 to this Annual Report.

  •
  Amendment and Restatement Agreement relating to the Secured Term Facility, dated 15 May 2015, among Red Football Limited, Bank of America, N.A., as Original Agent, and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Agreement is included as Exhibit 4.3 to this Annual Report.

  •
  New Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc, the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee. A copy of the Agreement is included as Exhibit 4.4 to this Annual Report.

  •
  Note Purchase Agreement, dated 27 May 2015, among MU Finance plc, the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the Agreement is included as Exhibit 4.5 to this Annual Report.

  •
  Term Facility Amendment Letter, dated 26 June 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Letter is included as Exhibit 4.6 to this Annual Report.

  •
  Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Letter is included as Exhibit 4.7 to this Annual Report.

  •
  Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Agreement is included as Exhibit 4.8 to this Annual Report.

  •
  Premier League Handbook, Season 2014/15. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2014/15. A copy of the Handbook is included as Exhibit 4.10 to this Annual Report.

  •
  Premier League Handbook, Season 2015/16. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2015/16. A copy of the Handbook is included as Exhibit 4.11 to this Annual Report.

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

        Under the applicable Treasury regulations and administrative guidance, the withholding provisions described above generally apply to payments of dividends on our Class A ordinary shares and will apply to payments of gross proceeds from a sale or other disposition of Class A ordinary shares on or after 1 January 2019. Prospective investors are encouraged to consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

F.     DIVIDENDS AND PAYING AGENTS

        We have not paid a dividend on our Class A ordinary shares or Class B ordinary shares since our IPO. On 17 September 2015, however, our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016. The first dividend of $0.045 per share will be payable on 15 October 2015 to holders of record of our Class A and Class B ordinary shares on 30 September 2015. We have appointed American Stock Transfer & Trust Company as the paying agent for any dividends payable on our Class A ordinary shares and Class B ordinary shares in the United States.

        While our dividend policy contemplates a quarterly dividend, we have no specific procedure for setting the date of any dividend entitlement, though we will set a record date for stock ownership to determine entitlement to any dividends that may be declared from time to time, in accordance with applicable laws, rules and regulations. The declaration and payment of future quarterly dividends, if any, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements and the additional factors discussed above. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 31 to our audited consolidated financial statements as of 30 June 2015 and 2014 and for the years ended 30 June 2015, 2014 and 2013 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

        We also receive a significant amount of sponsorship revenue denominated in US dollars. We seek to hedge the foreign exchange risk on future US dollar revenues whenever possible using our US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on retranslation of our US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the income statement immediately.

        As of 30 June 2015, the amount accumulated in the hedging reserve relating to the above hedge was a credit of £7.4 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2015, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £27.2 million for the year ended 30 June 2015. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve of approximately £33.3 million for the year ended 30 June 2015.

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

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our new revolving credit facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2015, we had £140.2 million of variable rate indebtedness outstanding under our secured term loan facility and £4.9 million of variable rate indebtedness outstanding under our Alderley credit facility. We manage our cash flow interest rate risk, where appropriate, using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, a hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

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

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2015, the fair value of outstanding interest rate swaps was a net liability of £0.1 million.

Embedded foreign exchange derivatives

        We have a number of currency based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2015, the fair value of such derivatives was a net liability of £5.6 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2015, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2015 was effective.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2015 and 2014. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2015 and 2014, and breaks down these amounts by category of service:

	2015 £'000	2014 £'000
Audit Fees	405	316
Tax Fees	243	159
All Other Fees	609	244

Total	1,257	719

Audit Fees

        Audit fees for the years ended 30 June 2015 and 2014 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees for the years ended 30 June 2015 and 2014 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in the year ended 30 June 2015 were related to professional services rendered in connection with public sales of our Class A ordinary shares by Red Football LLC and the Edward S. Glazer Irrevocable Exempt Trust, the debt refinancing in June 2015 and other corporate compliance matters.

        All other fees in the year ended 30 June 2014 related to services in connection with corporate compliance matters.

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
4.1
Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Amendment and Restatement Agreement relating to the Secured Term Facility, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender (included as Exhibit 4.1 to our Report on Form 6-K (File No. 001-35627), filed with the SEC on 12 August 2014).
4.3
Amendment and Restatement Agreement relating to the Secured Term Facility, dated 15 May 2015, among Red Football Limited, Bank of America, N.A., as Original Agent, and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.4
Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc, the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.5
Note Purchase Agreement, dated 27 May 2015, among MU Finance plc, the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.6
Term Facility Amendment Letter, dated 26 June 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).

4.7	Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.8	Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.9	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.10	Premier League Handbook, Season 2014/15 (included as Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2014).
4.11	Premier League Handbook, Season 2015/16.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

15 October 2015

Consolidated income statement

		Year ended 30 June
	Note	2015 £'000	2014 £'000	2013 £'000
Revenue	4	395,178	433,164	363,189
Operating expenses	5	(387,179)	(372,240)	(310,337)
Profit on disposal of players' registrations	8	23,649	6,991	9,162

Operating profit		31,648	67,915	62,014

Finance costs		(35,419)	(27,668)	(72,082)
Finance income		204	256	1,275

Net finance costs	9	(35,215)	(27,412)	(70,807)

(Loss)/profit on ordinary activities before tax		(3,567)	40,503	(8,793)
Tax credit/(expense)	10	2,672	(16,668)	155,212

(Loss)/profit for the year		(895)	23,835	146,419

Attributable to:
Owners of the parent		(895)	23,835	146,250
Non-controlling interest		—	—	169

		(895)	23,835	146,419

(Loss)/earnings per share attributable to owners of the parent during the year
Basic (loss)/earnings per share (pence)	11	(0.55)	14.55	89.78
Diluted (loss)/earnings per share (pence)(1)	11	(0.55)	14.54	89.78

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2014 and 2013, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

		Year ended 30 June
	Note	2015 £'000	2014 £'000	2013 £'000
(Loss)/profit for the year		(895)	23,835	146,419

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Fair value movements on cash flow hedges, net of tax	10	(21,189)	25,687	(435)
Exchange gain/(loss) on translation of overseas subsidiary, net of tax	10	—	30	(88)

Other comprehensive (loss)/income for the year, net of tax		(21,189)	25,717	(523)

Total comprehensive (loss)/income for the year		(22,084)	49,552	145,896

Attributable to:
Owners of the parent		(22,084)	49,552	145,727
Non-controlling interest		—	—	169

		(22,084)	49,552	145,896

        Items in the statement above are disclosed net of tax. The tax relating to each component of other comprehensive income is disclosed in note 10.

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2015 £'000	2014 £'000
ASSETS
Non-current assets
Property, plant and equipment	13	250,626	254,859
Investment property	14	13,559	13,671
Goodwill	15	421,453	421,453
Players' registrations and other intangible assets	16	238,944	204,572
Trade and other receivables	19	3,836	41
Deferred tax asset	25	133,640	129,631

		1,062,058	1,024,227

Current assets
Derivative financial instruments	18	27	—
Trade and other receivables	19	83,627	125,119
Current tax receivable		124	—
Cash and cash equivalents	20	155,752	66,365

		239,530	191,484

Total assets		1,301,588	1,215,711

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (Continued)

		As of 30 June
	Note	2015 £'000	2014 £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	52
Share premium		68,822	68,822
Merger reserve		249,030	249,030
Hedging reserve		4,729	25,918
Retained earnings		155,285	154,828

		477,918	498,650

Non-current liabilities
Derivative financial instruments	18	2,769	1,602
Trade and other payables	23	48,078	42,464
Borrowings	24	410,482	326,803
Deferred revenue		21,583	15,631
Deferred tax liabilities	25	17,311	28,837

		500,223	415,337

Current liabilities
Derivative financial instruments	18	2,966	875
Current tax liabilities		2,105	2,999
Trade and other payables	23	131,283	102,232
Borrowings	24	485	15,005
Deferred revenue		186,608	180,613

		323,447	301,724

Total equity and liabilities		1,301,588	1,215,711

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings £'000	Total attributable to owners of the parent £'000	Non- controlling interest £'000	Total equity £'000
Balance at 1 July 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097

Profit for the year	—	—	—	—	146,250	146,250	169	146,419
Cash flow hedges, net of tax	—	—	—	(435)	—	(435)	—	(435)
Currency translation differences	—	—	—	—	(88)	(88)	—	(88)

Total comprehensive income for the year	—	—	—	(435)	146,162	145,727	169	145,896
Equity-settled share-based payments (note 22)	—	—	—	—	832	832	—	832
Proceeds from issue of shares (note 1.2)	2	70,256	—	—	—	70,258	—	70,258
Expenses directly attributable to issue of shares (note 1.2)	—	(1,459)	—	—	—	(1,459)	—	(1,459)
Acquisition of non-controlling interest in MUTV Limited	—	—	—	—	(4,498)	(4,498)	1,834	(2,664)

Balance at 30 June 2013	52	68,822	249,030	231	129,825	447,960	—	447,960

Profit for the year	—	—	—	—	23,835	23,835	—	23,835
Cash flow hedges, net of tax	—	—	—	25,687	—	25,687	—	25,687
Currency translation differences	—	—	—	—	30	30	—	30

Total comprehensive (loss)/income for the year	—	—	—	25,687	23,865	49,552	—	49,552
Equity-settled share-based payments (note 22)	—	—	—	—	1,138	1,138	—	1,138

Balance at 30 June 2014	52	68,822	249,030	25,918	154,828	498,650	—	498,650

Loss for the year	—	—	—	—	(895)	(895)	—	(895)
Cash flow hedges, net of tax	—	—	—	(21,189)	—	(21,189)	—	(21,189)

Total comprehensive loss for the year	—	—	—	(21,189)	(895)	(22,084)	—	(22,084)
Equity-settled share-based payments (note 22)	—	—	—	—	1,352	1,352	—	1,352

Balance at 30 June 2015	52	68,822	249,030	4,729	155,285	477,918	—	477,918

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2015 £'000	2014 £'000	2013 £'000
Cash flows from operating activities
Cash generated from operations	26	195,021	101,704	129,930
Interest paid		(42,624)	(27,669)	(73,629)
Debt finance costs relating to borrowings		(6,508)	(123)	(3,074)
Interest received		502	254	937
Tax (paid)/refunded		(2,466)	(1,375)	3,057

Net cash generated from operating activities		143,925	72,791	57,221

Cash flows from investing activities
Purchases of property, plant and equipment		(5,466)	(10,847)	(12,503)
Purchases of investment property		—	—	(2)
Proceeds from sale of property, plant and equipment		—	50	9
Purchases of players' registrations and other intangible assets		(117,446)	(92,942)	(45,997)
Proceeds from sale of players' registrations		20,649	14,025	9,646

Net cash used in investing activities		(102,263)	(89,714)	(48,847)

Cash flows from financing activities
Proceeds from issue of shares		—	—	70,258
Expenses directly attributable to issue of shares		—	—	(1,459)
Acquisition of additional interest in subsidiary		—	—	(2,664)
Proceeds from borrowings		272,539	—	209,190
Repayment of other borrowings		(227,950)	(4,997)	(259,254)

Net cash generated from/(used in) financing activities		44,589	(4,997)	16,071

Net increase/(decrease) in cash and cash equivalents		86,251	(21,920)	24,445
Cash and cash equivalents at beginning of year		66,365	94,433	70,603
Foreign exchange gains/(losses) on cash and cash equivalents		3,136	(6,148)	(615)

Cash and cash equivalents at end of year	20	155,752	66,365	94,433

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

        Immediately following the reorganization transactions on 9 August 2012, the new parent, Manchester United plc, had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totalling 155,352,366 ordinary shares with a total subscribed capital of £75,000. The reorganization transactions have been treated as a capital reorganization.

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

        These financial statements were approved by the Audit Committee on 15 October 2015.

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.1   Basis of preparation

        The consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and IFRS Interpretations Committee ("IFRS IC") interpretations. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss, unless cash flow hedge accounting applies.

Out of period adjustments

        The consolidated financial statements for year ended 30 June 2015 include an out of period adjustment which is not considered material to the prior or current year financial statements. The adjustment results in a credit of £1.9 million to the income statement related to broadcasting revenue that is in respect of the prior year.

2.1.1  Changes in accounting policy and disclosures

a)    New and amended standards and interpretations adopted by the Group.

        The Group has adopted the following new and amended IFRS standards and interpretations for the first time for the financial year beginning on 1 July 2014. None of these had a material impact on the consolidated financial statements of the Group.

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

  •
  Amendment to IAS 32, "Financial Instruments: Presentation"

  •
  IFRS 9, "Financial instruments". The Group has yet to fully consider the impact of IFRS 9 which it expects to adopt from 1 July 2018

  •
  IFRS 15, "Revenue from Contract with Customers". The Group has yet to fully consider the impact of IFRS 15 which, pending the IASB proposal to defer implementation by one year, it expects to adopt from 1 July 2018

  •
  Annual improvements to IFRSs 2012 - 2014

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        There are no other IFRSs or IFRS IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

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

b)    Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges. Foreign exchange gains and losses that relate to unhedged borrowings are presented in the income statement within finance costs or income. All other foreign exchange gains and losses are presented in the income statement within operating expenses.

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

  (ii)
  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing at the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

  (iii)
  all resulting exchange differences are recognized in other comprehensive income and accumulated in equity.

        On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the income statement.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

d)    Exchange rates

        The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2015	2014	2013	2015	2014	2013
Euro	1.4102	1.2491	1.1666	1.3180	1.2002	1.2125
US Dollar	1.5712	1.7097	1.5166	1.5815	1.6275	1.5683

2.5   Revenue recognition

        Revenue is measured at the fair value of consideration received or receivable from the Group's principal activities excluding transfer fees and value added tax. The Group's principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below.

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

        Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis. In respect of contracts with multiple elements, the Group allocates the total consideration receivable to each separately identifiable element based on their relative fair values, and then recognizes the allocated revenue on a straight-line basis over the relevant period of each element.

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

        Distributions from the FA Premier League comprise a fixed element (which is recognized evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (which are only recognized when they are known at the end of each football season).

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Distributions from UEFA relating to participation in European cup competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other FA Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

        Broadcasting revenue which is received in advance of a period end but relating to future periods is treated as deferred revenue. The deferred revenue is then released to revenue on an accruals basis in accordance with the substance of the relevant agreements.

c)     Matchday

        Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only after the match to which the revenue relates has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used.

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

d)    Finance income

        Finance income is recognized using the effective interest rate method.

e)     Accrued revenue

        Revenue from Matchday activities, broadcasting and commercial contracts, which is received after the period to which it relates, is accrued as earned.

f)     Deferred revenue

        Revenue from Matchday activities, broadcasting and commercial contracts, received or receivable prior to the period end in respect of future periods, is deferred.

2.6   Operating leases

        Leases in which a substantially all of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight line basis over the period of the lease.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Rentals receivable under sub-tenancy agreements (net of any incentives given to the lessee) are credited to the income statement on a straight line basis over the lease term. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

2.7   Exceptional items

        Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

2.8   Pension costs

        The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme ('the scheme'—see note 30.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Company's contributions into this scheme are reflected within the income statement when they fall due. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

        The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Company in an independently administered fund. The Group's contributions into this scheme are reflected within the income statement when they fall due.

2.9   Share-based payments

        The Group operates a share-based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Group.

        Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each balance sheet date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in the income statement such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity reserves.

        For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year.

        Details regarding the determination of the fair value of share-based transactions are set out in note 22.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.10 Current and deferred tax

        The tax expense or credit for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income, in which case the tax is also recognized in other comprehensive income.

        The current tax charge or expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, it reports as a US domestic corporation for US federal income tax purposes and is subject to US federal income tax on the Group's worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the UK. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

        Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred liability is settled.

        Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.11 Property, plant and equipment

        Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.

        Subsequent costs, for example, capital improvements and refurbishment, are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Where appropriate, the carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

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

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

        Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment charges arising are recognized in the income statement when the carrying amount of an asset is greater than the estimated recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use, and are calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Prior impairments are reviewed for possible reversal at each balance sheet date.

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within operating expenses within the income statement.

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

        Investment properties are reviewed for impairment when there is a triggering event such as a decline in the property market. An impairment charge is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. Prior impairments are reviewed for possible reversal at each balance sheet date. If an impairment charge subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

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

        Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. An impairment loss is recognized in the income statement when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. Prior impairments are not subsequently reviewed for possible reversal at each balance sheet date.

2.14 Players' registrations and football staff remuneration

a)    Remuneration

        Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and other football staff for that period. Any performance bonuses are recognized when the Company considers that it is probable that the condition related to the payment will be achieved.

        Signing-on fees are typically paid to players in equal annual instalments over the term of the player's contract. Instalments are paid at or near the beginning of each financial year and recognized as prepayments within trade and other receivables. They are subsequently charged to the income statement (as operating expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities.

        Loyalty fees are bonuses which are paid to players either at the beginning of a renewed contract or in instalments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a player's contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the player to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in equal annual instalments over the term of the player's contract. These are paid at the beginning of each financial year and the related charge is recognized within operating expenses in the income statement on a straight-line basis over that period.

b)    Initial recognition

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of players' registrations, is disclosed in note 29.2. Costs are fully amortized using the straight-line method over the period covered by the player's contract.

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

        Gains and losses on disposal of players' registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in the income statement within profit on disposal of players' registrations. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in the income statement on the date the conditions are met.

        Loan fee income on players temporarily loaned to other football clubs is recognized separately in the income statement within profit on disposal of players' registrations.

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

2.15 Other intangible assets

        Other intangible assets comprise trademark registration costs and are initially measured at cost and are subsequently carried at cost less accumulated amortization and any provision for impairment.

        Amortization is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

Trademark registration costs	10 years

        The assets' residual values and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.16 Derivative financial instruments and hedging activities

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

        The Group hedges the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues whenever possible using a portion of the Group's US dollar net borrowings as the hedging instrument. Foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement immediately.

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged items. The Group uses a variety of methods to assess hedge effectiveness depending on the nature and type of the hedging relationship, including critical terms comparison, dollar offset method and regression analysis.

        Derivatives embedded in other financial instruments or host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at fair value through profit or loss.

        The fair values of various derivative instruments are disclosed in note 18. Movements on the hedging reserve in other comprehensive income are shown in the statement of changes in equity. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months, and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.17 Trade and other receivables

        Trade and other receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade and other receivables are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less provision for impairment. If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

2.18 Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

2.19 Share capital and reserves

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

2.20 Trade and other payables

        Trade and other payables are obligations to pay for goods and services that have been acquired in the ordinary course of business from suppliers. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. Amounts payable are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

2.21 Borrowings

        Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortized cost; any differences between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest rate method.

        Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case the fee is deferred until draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Notes to the consolidated financial statements (Continued)

3 Critical accounting estimates and judgments

        The preparation of financial statements requires management to make estimates, judgments and assumptions concerning the future. Estimates, judgments and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, judgments and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

a)    Revenue recognition—estimates in certain commercial contracts

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

        In assessing whether any additional profit share is probable and should therefore be recognized, management carry out regular reviews of the contracts and future financial forecasts, having regard to the underlying risk factors such as team performance and general economic conditions.

        Additional profit share recognized in the year ended 30 June 2015 amounted to £11.6 million, cumulative £53.9 million (2014: £12.2 million, cumulative £42.3 million; 2013: £12.8 million, cumulative £30.1 million).

b)    Goodwill

        The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 15.

c)     Players' registrations

        The costs associated with the acquisition of players' registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. A provision of £3.4 million relating to this contingent consideration has been recognized on the balance sheet as of 30 June 2015. The maximum additional amount that could be payable as of that date is disclosed in note 29.2.

Notes to the consolidated financial statements (Continued)

3 Critical accounting estimates and judgments (Continued)

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

d)    Recognition of deferred tax assets

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

4 Segment information

        The principal activity of the Group is the operation of a professional football club. All of the activities of the Group support the operation of the football club and the success of the first team is critical to the ongoing development of the Group. Consequently the chief operating decision maker regards the Group as operating in one material segment, being the operation of a professional football club.

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2015 £'000	2014 £'000	2013 £'000
Commercial	196,931	189,315	152,441
Broadcasting	107,664	135,746	101,625
Matchday	90,583	108,103	109,123

	395,178	433,164	363,189

Notes to the consolidated financial statements (Continued)

4 Segment information (Continued)

        Revenue derived from entities accounting for more than 10% of revenue in either 2015, 2014 or 2013 were as follows:

	2015 £'000	2014 £'000	2013 £'000
Premier League	100,534	92,752	63,977
General Motors (Chevrolet)	58,534	<10%	<10%
Nike	<10%	<10%	38,609

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

5 Operating expenses

	2015 £'000	2014 £'000	2013 £'000
Employee benefit expense (note 7)	(202,561)	(214,803)	(180,523)
Operating lease costs	(2,631)	(2,352)	(2,760)
Auditors' remuneration: audit of parent company and consolidated financial statements	(23)	(17)	(17)
Auditors' remuneration: audit of the Company's subsidiaries	(382)	(299)	(329)
Auditors' remuneration: tax compliance services	(243)	(159)	(282)
Auditors' remuneration: other services	—	(244)	(166)
Foreign exchange gains/(losses)	435	(4,103)	570
(Loss)/profit on disposal of property, plant and equipment	(5)	(24)	7
Depreciation—property, plant and equipment (note 13)	(10,212)	(8,549)	(7,650)
Depreciation—investment property (note 14)	(112)	(116)	(119)
Other operating expenses	(69,423)	(81,100)	(71,137)
Amortization (note 16)	(99,686)	(55,290)	(41,714)
Exceptional items (note 6)	(2,336)	(5,184)	(6,217)

	(387,179)	(372,240)	(310,337)

        In addition to the auditors' remuneration charges disclosed above are amounts of £609,000 (2014: £nil; 2013: £679,000) relating to tax planning advice, general assurance and other advice in connection with the public sale of Class A ordinary shares and either charged as exceptional items when they are not directly attributable to the issue of new shares (see note 6) or offset against share premium when they are directly attributable to the issue of new shares, and advice in connection with the debt refinancing in June 2015 and either charged as finance costs or carried forward in the balance sheet as unamortized debt issue costs.

Notes to the consolidated financial statements (Continued)

6 Exceptional items

	2015 £'000	2014 £'000	2013 £'000
Football League pension scheme deficit (note 30)	(1,247)	—	—
Professional adviser fees relating to public sale of Class A ordinary shares	(1,089)	—	(3,816)
Compensation paid on loss of office	—	(4,891)	(2,401)
Impairment—investment property (note 14)	—	(293)	—

	(2,336)	(5,184)	(6,217)

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme as per the latest triennial actuarial valuation at 31 August 2014.

        Professional adviser fees relating to the public sale of Class A ordinary shares are recognized as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees include £359,000 (2014: £nil; 2013: £543,000) relating to services provided by the Group's auditors.

        Compensation paid on loss of office relates to payments to the former team manager and certain members of the coaching staff (2013: certain members of the coaching staff only).

        The investment property impairment charge represents reductions in the market value of investment properties held by the Group, based on external valuations undertaken.

7 Employees

7.1   Employee benefit expense and average number of people employed

        The average number of employees during the year, including directors, was as follows:

	2015 Number	2014 Number	2013 Number
Average number of employees:
Football—players	73	79	82
Football—technical and coaching	89	92	76
Commercial	122	138	125
Media	89	91	69
Administration and other	440	469	391

Average number of employees	813	869	743

        The Group also employs approximately 2,275 temporary staff on match days (2014: 2,323; 2013: 2,395), the costs of which are included in employee costs below.

Notes to the consolidated financial statements (Continued)

7 Employees (Continued)

        Particulars of employee costs are as shown below:

	2015 £'000	2014 £'000	2013 £'000
Wages and salaries (including bonuses)	(178,637)	(189,173)	(158,030)
Share-based payments (note 22)	(2,591)	(1,852)	(1,390)
Social security costs	(18,869)	(21,396)	(19,305)
Other pension costs—defined contribution (note 30)	(2,464)	(2,382)	(1,798)

	(202,561)	(214,803)	(180,523)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 30.

7.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2015 £'000	2014 £'000	2013 £'000
Short-term employee benefits	(7,324)	(5,796)	(7,041)
Share-based payments	(2,366)	(1,852)	(1,390)
Post-employment benefits	(61)	(132)	(168)

	(9,751)	(7,780)	(8,599)

8 Profit on disposal of players' registrations

	2015 £'000	2014 £'000	2013 £'000
Profit on disposal of players' registrations	19,675	6,991	9,162
Player loan fee income	3,974	—	—

	23,649	6,991	9,162

Notes to the consolidated financial statements (Continued)

9 Net finance costs

	2015 £'000	2014 £'000	2013 £'000
Interest payable on bank loans, overdrafts and deferred element of terminated interest rate swap	(1,840)	(2,402)	(3,048)
Interest payable on secured term loan facility and senior secured notes	(21,055)	(19,350)	(32,299)
Amortization of issue discount, debt finance and debt issue costs on secured term loan facility and senior secured notes	(5,978)	(1,936)	(11,836)
Premium on repurchase of senior secured notes (note 24)	(3,552)	—	(21,977)
Costs associated with debt financing	(1,443)	—	—
Foreign exchange losses(1)	(288)	(2,712)	(3,116)
Unwinding of discount factors relating to player transfer fees and onerous lease provision	(2,708)	(334)	(154)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	1,280	(1,320)	—
Interest rate swaps	165	386	348

Total finance costs	(35,419)	(27,668)	(72,082)
Total finance income—interest receivable on short-term bank deposits	204	256	1,275

Net finance costs	(35,215)	(27,412)	(70,807)

(1)
The Group hedges the foreign exchange risk on a portion of contracted future US dollar revenues using a portion of the Group's US dollar net borrowings as the hedging instrument. As a result, foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement immediately.

Notes to the consolidated financial statements (Continued)

10 Tax

	2015 £'000	2014 £'000	2013 £'000
Current tax:
Current tax on (loss)/profit for the year	(223)	(22)	—
Adjustment in respect of previous years	(547)	(128)	1,276
Foreign tax	(684)	(1,472)	(491)

Total current tax (expense)/credit	(1,454)	(1,622)	785

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(978)	(9,959)	(8,242)
Adjustment in respect of previous years	152	297	—
Recognition of additional US tax base(1)	—	—	153,317

Total US deferred tax (expense)/credit (note 25)	(826)	(9,662)	145,075

UK deferred tax:
Origination and reversal of temporary differences	4,790	(7,457)	6,657
Adjustment in respect of previous years	162	(191)	1,662
Impact of change in UK corporation tax rate	—	2,264	1,033

Total UK deferred tax credit/(expense) (note 25)	4,952	(5,384)	9,352

Total deferred tax credit/(expense)	4,126	(15,046)	154,427

Total tax credit/(expense)	2,672	(16,668)	155,212

        A reconciliation of the total tax (expense)/credit is as follows:

	2015 £'000	2014 £'000	2013 £'000
(Loss)/profit before tax	(3,567)	40,503	(8,793)

Loss/(profit) before tax multiplied by weighted average US corporate tax rate of 35.0% (2014: 35.0%; 2013: 35.0%)	1,249	(14,176)	3,078
Tax effects of:
Adjustment in respect of previous years(2)	(233)	(22)	2,938
Difference in tax rates on non US operations	48	(247)	101
Recognition of additional US tax base(1)	—	—	153,317
Foreign exchange gains/(losses) on US dollar denominated tax basis(3)	1,783	(1,942)	—
Expenses not deductible for tax purposes(4)	(175)	(281)	(4,222)

Total tax credit/(expense)	2,672	(16,668)	155,212

(1)
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

10 Tax (Continued)

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

(2)
The £2,938,000 tax credit in 2013 is primarily due to the recognition of a further UK deferred tax asset relating to the premium arising on the repurchase of senior secured notes in the prior year.

(3)
The foreign exchange gains/(losses) on US dollar denominated tax basis arise because the associated deferred tax asset has to be retranslated at each balance sheet date.

(4)
Expenses not deductible for tax purposes typically comprise routine, recurring disallowable expenses such as entertaining. Additional one off expenses not allowable for tax purposes in 2013 relates to 2013 losses that arose immediately prior to the Group being acquired by Manchester United plc. These losses are not allowable for US tax purposes but are allowable for UK tax purposes.

Notes to the consolidated financial statements (Continued)

10 Tax (Continued)

        In addition to the amount credited to the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2015			2014			2013
	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000	Before tax £'000	Tax £'000	After tax £'000
Arising on income and expenses recognized in other comprehensive (loss)/income:
Movements in fair value of financial instruments treated as cash flow hedges	(32,598)	11,409	(21,189)	39,643	(13,956)	25,687	(646)	211	(435)
Exchange gain/(loss) on translation of overseas subsidiary	—	—	—	46	(16)	30	(88)	—	(88)

Other comprehensive (loss)/income	(32,598)	11,409	(21,189)	39,689	(13,972)	25,717	(734)	211	(523)

Current tax	—	—	—	—	(1,852)	—	—	—	—
US deferred tax (note 25)	—	4,835	—	—	(5,835)	—	—	53	—
UK deferred tax (note 25)	—	6,574	—	—	(6,285)	—	—	158	—

	—	11,409	—	—	(13,972)	—	—	211	—

11 (Loss)/earnings per share

(a)   Basic

        Basic (loss)/earnings per share is calculated by dividing the (loss)/profit attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	2015	2014	2013
(Loss)/profit attributable to owners of the parent (£'000)	(895)	23,835	146,250
Class A ordinary shares (thousands)	39,795	39,814	38,895
Class B ordinary shares (thousands)	124,000	124,000	124,000
Basic (loss)/earnings per share (pence)	(0.55)	14.55	89.78

(b)   Diluted

        Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012

Notes to the consolidated financial statements (Continued)

11 (Loss)/earnings per share (Continued)

Equity Incentive Plan (the "Equity Plan"). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	2015	2014	2013
(Loss)/profit attributable to owners of the parent (£'000)	(895)	23,835	146,250
Class A ordinary shares (thousands)	39,795	39,814	38,895
Adjustment for assumed conversion into Class A ordinary shares (thousands)	— (1)	79	—
Class B ordinary shares (thousands)	124,000	124,000	124,000
Diluted (loss)/earnings per share (pence)	(0.55)	14.54	89.78

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2014 and 2013, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

12 Dividends

        An interim dividend of £nil (2014: £nil; 2013: £nil) has been paid by the Company during the year. The related amount of dividend per ordinary share for the year was £nil (2014: £nil; 2013: £0.06). The directors are not proposing to pay a final dividend relating to the year ended 30 June 2015 (2014: £nil; 2013: £nil).

Notes to the consolidated financial statements (Continued)

13 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
Cost
At 1 July 2013	270,057	36,177	29,362	335,596
Additions	342	4,132	6,202	10,676
Disposals	(80)	(548)	(137)	(765)

At 30 June 2014	270,319	39,761	35,427	345,507

Accumulated depreciation
At 1 July 2013	33,556	30,748	18,484	82,788
Charge for year	3,353	2,266	2,930	8,549
Disposals	(14)	(538)	(137)	(689)

At 30 June 2014	36,895	32,476	21,277	90,648

Net book amount
At 30 June 2014	233,424	7,285	14,150	254,859

Net book amount
At 1 July 2013	236,501	5,429	10,878	252,808

Cost
At 1 July 2014	270,319	39,761	35,427	345,507
Additions	149	1,443	4,392	5,984
Disposals	—	(1,102)	(247)	(1,349)
Transfers	(421)	(276)	697	—

At 30 June 2015	270,047	39,826	40,269	350,142

Accumulated depreciation
At 1 July 2014	36,895	32,476	21,277	90,648
Charge for year	3,333	2,713	4,166	10,212
Disposals	—	(1,098)	(246)	(1,344)

At 30 June 2015	40,228	34,091	25,197	99,516

Net book amount
At 30 June 2015	229,819	5,735	15,072	250,626

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £218,452,000 (2014: £231,356,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 24).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

Notes to the consolidated financial statements (Continued)

14 Investment property

£'000
Cost
At 1 July 2013 and 30 June 2014	19,128

Accumulated depreciation and impairment
At 1 July 2013	5,048
Charge for the year	116
Impairment charge	293

At 30 June 2014	5,457

Net book amount
At 30 June 2014	13,671

Net book amount
At 1 July 2013	14,080

Cost
At 1 July 2014 and 30 June 2015	19,128

Accumulated depreciation and impairment
At 1 July 2014	5,457
Charge for the year	112

At 30 June 2015	5,569

Net book amount
At 30 June 2015	13,559

        Investment property was externally valued as of 30 June 2015 in accordance with the Royal Institution of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014. The valuation supported the carrying amount as of 30 June 2015 and consequently there were no changes to the net book value. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.3).

        The property rental revenue earned by the Group from its investment property amounted to £1,262,000 (2014: £1,276,000; 2013: £1,126,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £603,000 (2014: £551,000; 2013: £390,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 28.2.

        Investment property with a net book amount of £6,723,000 (2014: £6,754,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 24).

        As of 30 June 2015, the Group had no contractual obligations to purchase, construct or develop investment property (2014: £nil). As of 30 June 2015, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2014: not material).

Notes to the consolidated financial statements (Continued)

15 Goodwill

	2015 £'000	2014 £'000
Cost and net book amount at the beginning and end of the year	421,453	421,453

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

        An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2014: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 9.5% (2014: 9.3%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

        Management determined budgeted revenue growth based on historic performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 2% (post-tax);

  •
  more prudent assumptions around qualification for European cup competitions.

        In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

        Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Notes to the consolidated financial statements (Continued)

16 Players' registrations and other intangible assets

	Players' registrations £'000	Other intangible assets £'000	Total £'000
Cost
At 1 July 2013	317,745	—	317,745
Additions	142,032	—	142,032
Disposals	(46,980)	—	(46,980)

At 30 June 2014	412,797	—	412,797

Accumulated amortization
At 1 July 2013	197,798	—	197,798
Charge for year	55,290	—	55,290
Disposals	(44,863)	—	(44,863)

At 30 June 2014	208,225	—	208,225

Net book amount
At 30 June 2014	204,572	—	204,572

Net book amount
At 1 July 2013	119,947		119,947

Cost
At 1 July 2014	412,797	—	412,797
Additions	150,914	951	151,865
Disposals	(97,881)	—	(97,881)

At 30 June 2015	465,830	951	466,781

Accumulated amortization
At 1 July 2014	208,225	—	208,225
Charge for year	99,534	153	99,687
Disposals	(80,075)	—	(80,075)

At 30 June 2015	227,684	153	227,837

Net book amount
At 30 June 2015	238,146	798	238,944

        The unamortized balance of existing players' registrations as of 30 June 2015 was £238.1 million, of which £92.6 million is expected to be amortized in the year ended 30 June 2016. The remaining balance is expected to be amortized over the three years to 30 June 2019. This does not take into account player additions after 30 June 2015, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2015, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

        Other intangible assets comprise trademark registration costs. Trademark registration costs are fully amortized on a straight-line basis over the estimated useful lives of the assets, which is typically 10 years.

Notes to the consolidated financial statements (Continued)

17 Financial instruments by category

        The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2015 £'000	2014 £'000
Financial assets
At fair value through profit and loss:
Derivative financial instruments	18	27	—
Loans and receivables:
Trade and other receivables excluding prepayments(1)	19	77,352	115,700
Cash and cash equivalents	20	155,752	66,365

Total financial assets		233,131	182,065

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	18	111	148
At fair value through profit and loss:
Derivative financial instruments	18	5,624	2,329
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	23	166,649	135,035
Borrowings	24	410,967	341,808

Total financial liabilities		583,351	479,320

(1)
Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2)
Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

        The fair value of financial instruments is not materially different to their carrying amount.

Notes to the consolidated financial statements (Continued)

18 Derivative financial instruments

	2015		2014
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(111)	—	(148)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	27	(67)	—	(1,320)
Interest rate swaps	—	—	—	(950)
Forward foreign exchange contracts	—	(5,557)	—	(59)

	27	(5,735)	—	(2,477)

Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(111)	—	(148)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	—	(67)	—	(469)
Interest rate swaps	—	—	—	(950)
Forward foreign exchange contracts	—	(2,591)	—	(35)

Non-current derivative financial instruments	—	(2,769)	—	(1,602)

Current derivative financial instruments	27	(2,966)	—	(875)

        The ineffective portion recognized in profit or loss that arises from cash flow hedges amounts to £nil (2014: £nil).

        Further details of derivative financial instruments are provided in note 31.

19 Trade and other receivables

	2015 £'000	2014 £'000
Trade receivables	51,746	88,997
Less: provision for impairment of trade receivables	(3,897)	(4,759)

Net trade receivables	47,849	84,238
Other receivables	82	3,943
Accrued revenue	29,421	27,519

	77,352	115,700
Prepayments	10,111	9,460

	87,463	125,160

Less: non-current portion:
Trade receivables	3,836	41

Non-current trade and other receivables	3,836	41

Current trade and other receivables	83,627	125,119

Notes to the consolidated financial statements (Continued)

19 Trade and other receivables (Continued)

        Net trade receivables include transfer fees receivable from other football clubs of £20,693,000 (2014: £2,777,000) of which £3,836,000 (2014: £41,000) is receivable after more than one year. Net trade receivables also include £21,856,000 (2014: £77,398,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

20 Cash and cash equivalents

	2015 £'000	2014 £'000
Cash at bank and in hand	155,752	66,365

        Cash and cash equivalents for the purposes of the statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2013	163,826	52
Employee share-based compensation awards—cancellation of shares	(48)	—

At 30 June 2014	163,778	52
Employee share-based compensation awards—issue of shares	95	—

At 30 June 2015	163,873	52

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

        As of 30 June 2015, the Company's issued share capital comprised 39,873,074 Class A ordinary shares and 124,000,000 Class B ordinary shares.

22 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary

Notes to the consolidated financial statements (Continued)

22 Share-based payments (Continued)

shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,707,201 remain available for issuance.

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

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2014	105,425
Awarded	248,847
Vested	(95,117)

At 30 June 2015	259,155

        The fair value of the shares awarded during the year was $17.65 (£10.79) per share.

        For the year ended 30 June 2015 the Group recognized total expenses related to equity-settled share-based payment transactions of £1,352,000 (2014: £1,138,000; 2013: £832,000) and total expenses related to cash-settled share-based payment transactions of £1,239,000 (2014: £714,000; 2013: £558,000).

23 Trade and other payables

	2015 £'000	2014 £'000
Trade payables	118,969	94,904
Other payables	2,064	10,588
Accrued expenses	45,616	29,543

	166,649	135,035
Social security and other taxes	12,712	9,661

	179,361	144,696

Less: non-current portion:
Trade payables	46,512	38,752
Other payables	1,566	3,712

Non-current trade and other payables	48,078	42,464

Current trade and other payables	131,283	102,232

Notes to the consolidated financial statements (Continued)

23 Trade and other payables (Continued)

        Trade payables include transfer fees and other associated costs in relation to the acquisition of players' registrations of £114,937,000 (2014: £82,273,000) of which £46,512,000 (2014: £38,752,000) is due after more than one year.

        Other payables include the deferred element of a terminated interest rate swap (related to the former secured senior facilities) of £nil (2014: £8,539,000) of which £nil (2014: £2,968,000) is due after more than one year.

        The fair value of trade and other payables is not materially different to their carrying amount.

24 Borrowings

	2015 £'000	2014 £'000
Non-current:
Senior secured notes due 2027	265,734	—
Secured term loan facility due 2025	140,182	168,408
Senior secured notes due 2017	—	152,711
Secured bank loan due 2018	4,566	5,684

	410,482	326,803

Current:
Secured term loan facility due 2025	—	9,107
Secured bank loan due 2018	371	403
Accrued interest on senior secured notes	114	5,495

	485	15,005

Total borrowings	410,967	341,808

        On 27 May 2015 the Group entered into an agreement to issue $425,000,000 in aggregate principal amount of 3.79% senior secured notes due 2027. The proceeds from the sale of the notes were used to redeem the remaining $269,180,000 of the Group's 8.375% senior secured notes due 2017 and reduce the indebtedness on the Group's secured term loan facility due 2025 to an aggregate principal amount of $225,000,000.

        The senior secured notes due 2027 of £265,734,000 (2014: £nil) is stated net of unamortized issue costs amounting to £4,760,000 (2014: £nil). The outstanding principal amount of the notes is $425,000,000 (2014: $nil). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

        The Group has the option to redeem the notes in part, in an amount not less than 5% of the aggregate principal amount of the 2027 Notes then outstanding, or in full, at any time at 100% of the principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

        The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities.

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

        On 11 August 2014 the Group re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was increased by $7,892,500 to the original principal amount of $315,700,000.

        On 15 May 2015 the Group again re-negotiated the terms of the secured term loan facility. The outstanding principal amount of the loan was reduced by $90,700,000, the applicable interest rate margin was reduced, and the term of the facility was extended. All other terms of the loan remain unchanged.

        The secured term loan facility due 2025 of £140,182,000 (2014: £177,515,000) is stated net of unamortized issue costs amounting to £3,021,000 (2014: £2,521,000). The outstanding principal amount of the loan is $225,000,000 (2014: $307,807,500). The loan now attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is now repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

        The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

        During the year ended 30 June 2015 the Group repurchased all the outstanding US dollar denominated senior secured notes due 2017 amounting to $269,180,000 (2014: $nil). The consideration paid amounted to £173,189,000 (2014: £nil) including a premium on repurchase of £3,552,000 (2014: £nil). The premium on repurchase and consequent accelerated amortization of issue discount and debt finance costs are immediately recognized in the income statement—see note 9. Repurchased senior secured notes have been retired.

        The senior secured notes due 2017 of £nil (2014: £152,711,000) were stated net of unamortized issue discount and unamortized debt finance costs amounting to £nil (2014: £4,732,000). The outstanding principal amount of the notes is $nil (2014: $269,180,000). The notes had a fixed coupon rate of 8.375% per annum.

        On 26 June 2015 the Group repaid £750,000 of the secured bank loan due 2018. The secured bank loan of £4,937,000 (2014: £6,087,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LIBOR + 1% per annum. £1,293,000 (2014: £1,888,000) is repayable in quarterly instalments through to July 2018, with the remaining balance of £3,644,000 (2014: £4,199,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        On 22 May 2015 Red Football Limited and certain of its subsidiaries entered into a new revolving facilities agreement to replace the former revolving facilities agreement. The new facility provides an initial revolving facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The new facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2015 or 2014.

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

        As of 30 June 2015, the Group was in compliance with all covenants in relation to borrowings.

Analysis of changes in net debt

        Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Group's management to monitor liquidity risk. The Group believes that net debt is meaningful for investors as it provides a clear overview of the net indebtedness position of the Group and is used by the Chief Operating Decision Maker in managing the business.

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2014 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2015 £'000
Non-current borrowings	326,803	48,433	35,246	410,482
Current borrowings	15,005	(34,723)	20,203	485
Less: cash and cash equivalents	(66,365)	(86,251)	(3,136)	(155,752)

	275,443	(72,541)	52,313	255,215

        Non-cash movements largely comprise a foreign exchange gain arising on translation of the US dollar denominated secured term loan facility and senior secured notes, partly offset by amortization of issue discount, debt finance and debt issue costs, and the movement on accrued interest on senior secured notes.

	At 1 July 2013 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2014 £'000
Non-current borrowings	377,474	—	(50,671)	326,803
Current borrowings	11,759	(23,759)	27,005	15,005
Less: cash and cash equivalents	(94,433)	21,930	6,138	(66,365)

	294,800	(1,829)	(17,528)	275,443

        Non-cash movements largely comprise a net foreign exchange loss arising on translation of the US dollar denominated secured term loan facility and senior secured notes and amortization of issue discount, debt finance and debt issue costs, offset by the movement on accrued interest on the senior secured notes.

Notes to the consolidated financial statements (Continued)

25 Deferred tax

        Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	2015 £'000	2014 £'000
US deferred tax assets:
—Deferred tax assets to be recovered after more than 12 months	(121,555)	(129,631)
—Deferred tax assets to be recovered within 12 months	(12,085)	—

	(133,640)	(129,631)

UK deferred tax liabilities:
—Deferred tax liabilities to be recovered after more than 12 months	16,671	28,837
—Deferred tax liabilities to be recovered within 12 months	640	—

	17,311	28,837

Net deferred tax asset	(116,329)	(100,794)

        The movement in US deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Property, plant and equipment £'000	Intangible assets £'000	Other £'000	Total £'000
At 1 July 2013	(17,423)	(17,670)	1,756	(93,713)	(18,078)	(145,128)
(Credited)/expensed to income statement (note 10)	(7,502)	3,009	2,297	11,933	(75)	9,662
(Credited)/expensed to other comprehensive income (note 10)	(8,137)	(35)	—	—	14,007	5,835

At 30 June 2014	(33,062)	(14,696)	4,053	(81,780)	(4,146)	(129,631)
Expensed/(credited) to income statement (note 10)	3,896	(20,421)	231	12,425	4,695	826
Expensed/(credited) to other comprehensive income (note 10)	6,574	—	—	—	(11,409)	(4,835)

At 30 June 2015	(22,592)	(35,117)	4,284	(69,355)	(10,860)	(133,640)

        Deferred tax assets are recognized only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which temporary differences can be utilized. At 30 June 2015, the current forecasts indicate that the Group will utilize US foreign tax credits, net operating losses and other temporary differences and accordingly, the associated deferred tax balances have recognized. US net operating losses can be carried forward up to twenty years and will fully expire if they are not utilized beforehand. US foreign tax credits can be carried forward up to ten years from the date when they crystallise and offset against future US taxable profits.

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other (including other fair value adjustments) £'000	Total £'000
At 1 July 2013	944	4,771	16,861	19,948	(24,055)	(1,301)	17,168
(Credited)/expensed to income statement (note 10)	(591)	(443)	(2,418)	(2,892)	11,641	87	5,384
Expensed/(credited) to other comprehensive income (note 10)	—	—	—	—	6,358	(73)	6,285

At 30 June 2014	353	4,328	14,443	17,056	(6,056)	(1,287)	28,837
(Credited)/expensed to income statement (note 10)	(1,334)	(1,396)	(219)	(290)	173	(1,886)	(4,952)
Expensed/(credited) to other comprehensive income (note 10)	—	—	—	—	—	(6,574)	(6,574)

At 30 June 2015	(981)	2,932	14,224	16,766	(5,883)	(9,747)	17,311

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2015 the Group had no accessible unrecognized UK tax losses (2014: £nil).

26 Cash generated from operations

	Note	2015 £'000	2014 £'000	2013 £'000
(Loss)/profit on ordinary activities before tax		(3,567)	40,503	(8,793)
Depreciation	13, 14	10,324	8,665	7,769
Impairment	6	—	293	—
Amortization	16	99,687	55,290	41,714
Profit on disposal of players' registrations		(23,649)	(6,991)	(9,162)
Net finance costs		35,215	27,412	70,807
Loss/(profit) on disposal of property, plant and equipment		5	24	(7)
Equity-settled share-based payments	22	1,352	1,138	832
Foreign exchange (gains)/losses on operating activities		(584)	925	—
Fair value losses on derivative financial instruments		5,498	59	91
Reclassified from hedging reserve		(4,713)	(1,035)	—
Decrease/(increase) in trade and other receivables		58,503	(59,866)	8,728
Increase in trade and other payables and deferred revenue		16,950	36,762	18,352
Decrease in provisions		—	(1,475)	(401)

Cash generated from operations		195,021	101,704	129,930

Notes to the consolidated financial statements (Continued)

27 Contingencies

        At 30 June 2015, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent transfer fees are disclosed in note 29.2.

28 Operating lease arrangements

28.1 The group as lessee

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

	2015 £'000	2014 £'000
No later than 1 year	2,258	1,736
Later than 1 year and no later than 5 years	1,864	1,799
Later than 5 years	4,109	4,190

	8,231	7,725

28.2 The group as lessor

        The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2015 £'000	2014 £'000
No later than 1 year	1,263	1,203
Later than 1 year and no later than 5 years	3,346	3,187
Later than 5 years	10,312	12,757

	14,921	17,147

29 Capital commitments and contingent transfer fees

29.1 Capital commitments

        As of 30 June 2015, the Group had capital commitments relating to property, plant and equipment amounting to £0.2 million (2014: £2.9 million).

29.2 Contingent transfer fees

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts, in excess of the amounts included in the cost of players' registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of players' registrations when the Company considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £26,271,000 (2014: £20,812,000). No material adjustment was required to the amounts included in the cost of players' registrations during the year (2014 and 2013: no material

Notes to the consolidated financial statements (Continued)

29 Capital commitments and contingent transfer fees (Continued)

adjustments) and consequently there was no material impact on the amortization of players' registration charges in the income statement (2014 and 2013: no material impact).

        As of 30 June 2015 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	19,526	3,410	22,936
International appearances	3,200	135	3,335

	22,726	3,545	26,271

        As of 30 June 2014 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	12,601	3,351	15,952
International appearances	4,700	160	4,860

	17,301	3,511	20,812

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2015, the amount of such receipt considered to be probable was £2.2 million (2014: £nil).

30 Pension arrangements

30.1 Defined benefit scheme

        The Group participates in the Football League Pension and Life Assurance Scheme ('the Scheme'). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

        The last triennial actuarial valuation of the Scheme was carried out at 31 August 2014 where the total deficit on the ongoing valuation basis was £21.8 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

Notes to the consolidated financial statements (Continued)

30 Pension arrangements (Continued)

        A charge of £1,247,000 (2014: £nil; 2013: £nil) has been made to the income statement during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

        The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.

        As of 30 June 2015, the present value of the Group's outstanding contributions (i.e. its future liability) is £1,980,000. This amounts to £414,000 (2014: £352,000) due within one year and £1,566,000 (2014: £745,000) due after more than one year and is included within other payables.

        The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2014), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members' future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

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

30.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2015 amounted to £2,464,000 (2013: £2,382,000; 2013: £1,798,000). As at 30 June 2015, contributions of £283,000 (2014: £273,000) due in respect of the current reporting period had not been paid over to the pension schemes.

        The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

31 Financial risk management

31.1 Financial risk factors

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

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

a)    Market risk

Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2015 the Group received a total of €6.2 million of revenue denominated in Euros (2014: €47.2 million; 2013: €40.7 million). The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2015 the Group recognized a total of $189.2 million of revenue denominated in US dollars (2014: $137.7 million; 2013: $91.0 million). The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group's US dollar net borrowings as the hedging instrument. The hedge is designated as a cash flow hedge. The foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement immediately. The currency retranslation for the year ended 30 June 2015 resulted in a debit to the hedging reserve of £27,925,000 (2014: credit of £41,056,000; 2013: £nil). The amount reclassified as a credit into the income statement in the same period was £4,713,000 (2014: £1,035,000; 2013: £nil) and consequently the related balance in the hedging reserve as at 30 June 2015 was a credit of £7,383,000 (2014: credit of £40,021,000; 2013: £nil). These amounts are stated gross, before deducting related tax. Based on exchange rates existing as of 30 June 2015, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £27,217,000. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve of approximately £33,266,000.

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 24). At 30 June 2015 the secured term loan facility and senior secured notes included principal amounts of $650,000,000 (2014: $576,987,500) denominated in US dollars. The currency risk on these US dollar borrowings (net of the Group's US dollar cash balances) is hedged to the extent possible (see above). Interest is paid on these borrowings in US dollars.

  •
  Payments and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

  •
  Risks arising from US dollar denominated deferred tax assets in respect of net operating losses. At 30 June 2015 the carrying value of these assets was $55,629,000.

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at the balance sheet date:

	2015				2014
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Buy Euro	1.2676	(73,375)	(57,887)	(5,557)	1.1817	(2,083)	(1,763)	(59)

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities are as follows:

	2015		2014
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	15,437	214,317	5,968	197,379
Monetary liabilities	(83,932)	(651,029)	(3,983)	(579,541)

	(68,495)	(436,712)	1,985	(382,162)

        At 30 June 2015:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £1.3 million higher (2014: not materially different).

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £1.6 million lower (2014: not materially different).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £7.4 million higher (2014: £12.0 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £9.0 million lower (2014: £14.6 million lower).

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2015 the fair value of such derivatives was a net liability of £40,000 (2014: net liability of £1,320,000).

Interest rate risk

        The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        The Group's interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. The Group's borrowings are denominated in US dollar and pounds sterling. Full details of the Group's borrowings and associated interest rates can be found in note 24.

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

        The Group has entered into a number of swap agreements. The following table details the interest rate swaps committed to at the balance sheet date:

				2014
2015
				Principal value of loan outstanding '000
Principal value of loan outstanding '000	Rate received	Rate paid	Expiry date		Rate received	Rate paid	Expiry date
—	—	—	—	£6,087	3 month LIBOR	Fixed 6.1%	9 July 2018
$225,000	1 month $ LIBOR	Fixed 2.032%	30 June 2024	$307,808	3 month $ LIBOR	Fixed 1.308%	21 June 2018

        As of 30 June 2015 the fair value of these interest rate swaps was a liability of £111,000 (2014: liability of £1,098,000).

b)    Credit risk

        Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. Credit risk is managed on a Group basis and arises from cash and cash equivalents and trade and other receivables (excluding prepayments)—the maximum credit exposure is £233,104,000 (2014: £182,065,000). Management does not expect any material losses from non-performance by these counterparties.

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

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody's rating of Aa3.

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £47,849,000 (2014: £84,238,000), £20,693,000 (2014: £2,777,000) relates to amounts receivable from various other football clubs in relation to player trading.

        As of 30 June 2015, trade receivables of £36,515,000 (2014: £65,960,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As of 30 June 2015, trade receivables of £15,231,000 (2014: £18,278,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2015 £'000	2014 £'000
Up to 3 months past due	9,619	16,329
Over 3 months past due	5,612	1,949

	15,231	18,278

        As of 30 June 2015, trade receivables of £3,897,000 (2014: £4,759,000) were impaired and provided for. The amount of the provision as at 30 June 2015 was £3,897,000 (2014: £4,759,000). The individually impaired receivables largely relate to a transfer fee receivable of £1,773,000 (2014: £2,147,000) due from one football club. The ageing of these receivables, based on due date, is as follows:

	2015 £'000	2014 £'000
Up to 3 months	104	156
Over 3 months	3,793	4,603

	3,897	4,759

        Movements on the provision for impairment of trade receivables are as follows:

	2015 £'000	2014 £'000
Brought forward	4,759	6,055
Provision for receivables impairment	593	985
Receivables written off during the year as uncollectible	(16)	(1,178)
Unused amounts reversed	(1,439)	(1,103)

Carried forward	3,897	4,759

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

b)    Liquidity risk

        The Group's policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loan facilities, senior secured notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

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

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2015, the Group held cash and cash equivalents of £155,752,000 (2014: £66,365,000).

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	118,898	43,104	6,753	—
Borrowings	16,418	16,442	51,637	512,682

	135,316	59,546	58,390	512,682
Non-trading(2) and net settled derivative financial instruments:
cash outflow	3,321	3,318	9,904	16,483

At 30 June 2015	138,637	62,864	68,294	529,165

Trade and other payables excluding social security and other taxes(1)	93,837	21,918	21,702	—
Borrowings	29,363	29,387	350,863	—

	123,200	51,305	372,565	—
Non-trading(2) and net settled derivative financial instruments:
cash outflow	3,566	3,369	5,527	—

At 30 June 2014	126,766	54,674	378,092	—

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the balance sheet date.

31.2 Capital risk management

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

31.3 Fair value estimation

        The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2—inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	2015 £'000	2014 £'000
Assets
Derivative financial assets at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	27	—
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 18):
Interest rate swaps	(111)	(148)
Derivative financial liabilities at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	(67)	(1,320)
Interest rate swaps	—	(950)
Forward foreign exchange contracts	(5,557)	(59)

	(5,708)	(2,477)

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

        All of the financial instruments detailed above are categorised as Level 2. Specific valuation techniques used include:

  •
  The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

  •
  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

  •
  The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the balance sheet date; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value.

32 Related party transactions

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

        Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family held an interest in the Group's US dollar denominated senior secured notes due 2017. The principal amount of the Group's senior secured notes due 2017 held by Mr. Kevin Glazer and certain members of his immediate family as of 30 June 2015 was $nil (2014: $7.3 million). The US dollar denominated notes

Notes to the consolidated financial statements (Continued)

32 Related party transactions (Continued)

had a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £302,000 (2014: £372,000; 2013: £449,000) of which £nil (2014: £146,000; 2013: £158,000) was accrued at the year end.

33 Subsidiaries

        The following companies are the subsidiary undertakings of the Company as of 30 June 2015:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
MU Commercial Holdings Limited	Holding company	GBP 100	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	GBP 100	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
MU RAML Limited	Retail and licensing company	GBP 100	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,400	100% Ordinary

        All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland. The registered office or principal executive office of all the above, with the exception of Manchester United Commercial Enterprises (Ireland) Limited, is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA, United Kingdom. The registered office of Manchester United Commercial Enterprises (Ireland) Limited is 4th Floor, 8-34 Percy Place, Ballsbridge, Dublin 4, Republic of Ireland.

Notes to the consolidated financial statements (Continued)

34 Events after the balance sheet date

34.1 Playing registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2015, for total proceeds, net of associated costs, of £53,363,000. The associated net book value was £58,546,000.

        Subsequent to 30 June 2015 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £107,856,000.

34.2 Dividends

        On 17 September 2015 our board of directors announced that it had approved the payment of a regular quarterly cash dividend on our outstanding Class A and Class B ordinary shares beginning in the first quarter of fiscal year 2016, with the first dividend of $0.045 per share payable on 15 October 2015 to holders of record of our Class A and Class B ordinary shares on 30 September 2015.

35 Additional information—Financial Statement Schedule I

        Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission ("SEC") Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc's consolidated subsidiaries as of 30 June 2015 exceeded the 25% threshold.

        As of 30 June 2015, the Group had total borrowings of £411.0 million. The Group's new revolving credit facility, the secured term loan facility and the note purchase agreement governing the 2027 Notes, contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2015, the Group was in compliance with all covenants in relation to borrowings.

        Certain information and footnote disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards have been condensed or omitted. The footnote disclosures contain supplemental information only and, as such, these statements should be read in conjunction with the notes to the accompanying consolidated financial statements.

        The condensed financial information has been prepared using the same accounting policies as set out in the consolidated financial statements, except that investments in subsidiaries are included at cost less any provision for impairment in value.

        As of 30 June 2015, 2014 and 2013 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

        During the years ended 30 June 2015, 2014 and 2013, £nil cash dividends were declared and paid by the Company.

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed income statement of the Company

	Year ended 30 June
	2015 £'000	2014 £'000	2013 £'000
Revenue	—	—	—
Operating expenses	(144)	(682)	(85)
Exceptional items(1)	(1,089)	—	246,184

Operating (loss)/profit	(1,233)	(682)	246,099
Finance costs	—	(15)	(1,062)

(Loss)/profit on ordinary activities before tax	(1,233)	(697)	245,037
Tax expense	—	—	—

(Loss)/profit for the year	(1,233)	(697)	245,037

(1)
Exceptional items comprise:

	Year ended 30 June
	2015 £'000	2014 £'000	2013 £'000
Professional adviser fees relating to public offer of shares	(1,089)	—	(3,816)
Profit on disposal of shareholding in Red Football Shareholder Limited to Red Football Holdings Limited, both of which are subsidiary undertakings of the Company	—	—	250,000

	(1,089)	—	246,184

        There were no items of other comprehensive loss or income in the years ended 30 June 2015, 2014 or 2013 and therefore no statement of comprehensive income has been presented.

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed balance sheet of the Company

	As of 30 June
	2015 £'000	2014 £'000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265

	319,265	319,265

Current assets
Cash and cash equivalents	224	206

	224	206

Total assets	319,489	319,471

EQUITY AND LIABILITIES
Equity
Share capital	52	52
Share premium	68,822	68,822
Retained earnings	246,429	246,310

	315,303	315,184

Current liabilities
Other payables	4,186	4,287

	4,186	4,287

Total equity and liabilities	319,489	319,471

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of changes in equity of the Company

	Share capital £'000	Share premium £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2012	50	25	—	75

Profit for the year	—	—	245,037	245,037

Total comprehensive income for the year	—	—	245,037	245,037
Equity-settled share based payments	—	—	832	832
Proceeds from issue of shares	2	70,256	—	70,258
Expenses directly attributable to issue of shares	—	(1,459)	—	(1,459)

Balance at 30 June 2013	52	68,822	245,869	314,743

Loss for the year	—	—	(697)	(697)

Total comprehensive loss for the year	—	—	(697)	(697)
Equity-settled share based payments	—	—	1,138	1,138

Balance at 30 June 2014	52	68,822	246,310	315,184

Loss for the year	—	—	(1,233)	(1,233)

Total comprehensive loss for the year	—	—	(1,233)	(1,233)
Equity-settled share based payments	—	—	1,352	1,352

Balance at 30 June 2015	52	68,822	246,429	315,303

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2015 £'000	2014 £'000	2013 £'000
Cash flows from operating activities
(Loss)/profit on ordinary activities before tax	(1,233)	(697)	245,037
Net finance costs	—	15	1,062
Profit on disposal of shareholding in Red Football Shareholder Limited to Red Football Holdings Limited	—	—	(250,000)
Decrease in other receivables	—	—	75
Increase in other payables	1,251	671	5,586

Cash generated from/(used in) operations	18	(11)	1,760
Interest paid	—	(15)	(1,062)

Net cash generated from/(used in) operating activities	18	(26)	698

Cash flows from investing activities
Capital contribution into subsidiary	—	—	(69,265)

Net cash used in investing activities	—	—	(69,265)

Cash flows from financing activities
Proceeds from issue of shares	—	—	70,258
Expenses directly attributable to issue of shares	—	—	(1,459)

Net cash generated from/(used in) financing activities	—	—	68,799

Net increase/(decrease) in cash and cash equivalents	18	(26)	232
Cash and cash equivalents at beginning of year	206	232	—

Cash and cash equivalents at end of year	224	206	232

        The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information

	Year ended 30 June
	2015 £'000	2014 £'000	2013 £'000
IFRS (loss)/profit reconciliation:
Parent only—IFRS (loss)/profit for the year	(1,233)	(697)	245,037
Elimination of profit on disposal of shareholding in Red Football Shareholder Limited to Red Football Holdings Limited	—	—	(250,000)
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	338	24,532	151,382

Consolidated IFRS (loss)/profit for the year	(895)	23,835	146,419

IFRS equity reconciliation:
Parent only—IFRS equity	315,303	315,184	314,743
Elimination of profit on disposal of shareholding in Red Football Shareholder Limited to Red Football Holdings Limited	—	—	(250,000)
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	162,615	183,466	383,217

Consolidated—IFRS equity	477,918	498,650	447,960

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 15 October 2015	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.1
Specimen Ordinary Share Certificate of Manchester United plc (included as Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
4.1
Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments (included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended).
4.2
Amendment and Restatement Agreement relating to the Secured Term Facility, dated 11 August 2014, between Red Football Limited and Bank of America, N.A., as Agent and Original Lender (included as Exhibit 4.1 to our Report on Form 6-K (File No. 001-35627), filed with the SEC on 12 August 2014).
4.3
Amendment and Restatement Agreement relating to the Secured Term Facility, dated 15 May 2015, among Red Football Limited, Bank of America, N.A., as Original Agent, and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.4
Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc, the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.5
Note Purchase Agreement, dated 27 May 2015, among MU Finance plc, the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.6
Term Facility Amendment Letter, dated 26 June 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 10.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.7	Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.8	Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.9	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.10	Premier League Handbook, Season 2014/15 (included as Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2014).
4.11	Premier League Handbook, Season 2015/16.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.