Form 20-F
period 2016-06-30
Manchester United plc
filed 2016-09-15
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2016
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

40,025,280 Class A ordinary shares
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

        Throughout this Form 20-F, we refer to the following football leagues and cups:

  •
  the Football Association Premier League (the "Premier League");

  •
  the Emirates FA Cup (the "FA Cup");

  •
  the English Football League Cup (the "EFL Cup");

  •
  the Union of European Football Associations Champions League (the "Champions League"); and

  •
  the Union of European Football Associations Europa League (the "Europa League").

        The term "Matchday" refers to all domestic and European football match day activities from Manchester United games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the EFL Cup and the FA Cup) games not played at Old Trafford. Fees for arranging other events at the stadium are also included as Matchday revenue.

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

        Immediately following the reorganization transactions, Manchester United plc had in issue 124,000,000 Class B ordinary shares and 31,352,366 Class A ordinary shares, totaling 155,352,366 ordinary shares with a total subscribed capital of £75,000. As a result, historic earnings per share calculations reflect the capital structure of the new parent. The reorganization transactions have been treated as a capital reorganization. In accordance with International Financial Reporting Standards ("IFRS"), historic earnings per share calculations and the balance sheet as of 30 June 2012 were restated retrospectively to reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

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

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under IFRS, as issued by the International Accounting Standards Board (the "IASB"), and International Financial Reporting Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States. Prior to the reorganization transactions, we conducted our business through Red Football Shareholder Limited and its subsidiaries. Unless otherwise specifically stated, the historical financial information presented in this Annual Report is presented for the following entities:

  •
  with respect to the financial information presented as of and for the year ended 30 June 2012, Red Football Shareholder Limited and its consolidated subsidiaries; and

  •
  with respect to the financial information presented as of and for the years ended 30 June 2016, 2015, 2014 and 2013, Manchester United plc and its consolidated subsidiaries.

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

        We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this filing other than the exemption from the auditor attestation requirement pursuant to the Sarbanes-Oxley Act, although we may choose to do so in future filings.

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

  •
  the potential impact of the United Kingdom's decision to exit from the European Union on the movement of players or other regulations;

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

  •
  any natural disasters, terrorist incidents or other events beyond our control that adversely affect our operations;

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

        This internet-based survey identified Manchester United as a supported team of 659 million followers (and the favorite football team of 277 million of those followers) and was based on 53,287

v

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

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2015/16 season (the "Futures Data"); and

  •
  a paper published by AT Kearney, Inc. in 2014 entitled "Winning in the Business of Sports" ("AT Kearney").

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including income statement, other and balance sheet data) presented as of and for the years ended 30 June 2016, 2015, 2014, 2013 and 2012 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of 30 June 2014, 2013 and 2012 and for the years ended 30 June 2013 and 2012 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        Before 9 August 2012, we conducted our business through Red Football Shareholder Limited and its subsidiaries, and therefore our historical financial statements as of and for the year ended 30 June 2012 present the results of operations and financial position of Red Football Shareholder Limited unless otherwise specifically noted. Following the reorganization transactions, we have conducted our business through Manchester United plc and its consolidated subsidiaries, and therefore our historical financial statements as of and for the years ended 30 June 2016, 2015, 2014 and 2013 present the results of operations and financial position of Manchester United plc and its consolidated subsidiaries. Manchester United plc's historical financial statements prior to the reorganization transactions are the same as Red Football Shareholder Limited's financial statements prior to the reorganization transactions, as adjusted for the reorganization transactions. The reorganization transactions have been reflected retroactively in Manchester United plc's earnings/(loss) per share calculations.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2016	2015	2014	2013	2012
	(£'000, unless otherwise indicated)
Income Statement Data:
Revenue	515,345	395,178	433,164	363,189	320,320

Analyzed as:
Commercial revenue	268,318	196,931	189,315	152,441	117,611
Broadcasting revenue	140,440	107,664	135,746	101,625	103,991
Matchday revenue	106,587	90,583	108,103	109,123	98,718

Operating expenses—before exceptional items	(421,574)	(384,843)	(367,056)	(304,120)	(274,411)

Analyzed as:
Employee benefit expenses	(232,242)	(202,561)	(214,803)	(180,523)	(161,688)
Other operating expenses	(91,244)	(72,271)	(88,298)	(74,114)	(66,983)
Depreciation	(10,079)	(10,324)	(8,665)	(7,769)	(7,478)
Amortization	(88,009)	(99,687)	(55,290)	(41,714)	(38,262)
Operating expenses—exceptional items	(15,135)	(2,336)	(5,184)	(6,217)	(10,728)

Total operating expenses	(436,709)	(387,179)	(372,240)	(310,337)	(285,139)
Operating profit before (loss)/profit on disposal of intangible assets	78,636	7,999	60,924	52,852	35,181
(Loss)/profit on disposal of intangible assets	(9,786)	23,649	6,991	9,162	9,691

Operating profit	68,850	31,648	67,915	62,014	44,872

Finance costs	(20,459)	(35,419)	(27,668)	(72,082)	(50,315)
Finance income	442	204	256	1,275	779

Net finance costs	(20,017)	(35,215)	(27,412)	(70,807)	(49,536)

Profit/(loss) on ordinary activities before tax	48,833	(3,567)	40,503	(8,793)	(4,664)
Tax (expense)/credit	(12,462)	2,672	(16,668)	155,212	27,977

Profit/(loss) for the year	36,371	(895)	23,835	146,419	23,313

Attributable to:
Owners of the parent	36,371	(895)	23,835	146,250	22,986
Non-controlling interest	—	—	—	169	327
Weighted average number of ordinary shares (thousands)	163,890	163,795	163,814	162,895	155,352 (1)
Diluted weighted average number of ordinary shares (thousands)	164,319	164,132	163,893	162,895	155,352 (1)
Basic earnings/(loss) per share (pence)	22.19	(0.55)	14.55	89.78	14.80 (1)
Diluted earnings/(loss) per share (pence)(2)	22.13	(0.55)	14.54	89.78	14.80 (1)

(1)
As adjusted to retroactively reflect the reorganization transactions described on page ii of this Annual Report.

(2)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2016, 2014, 2013, and 2012, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

Other Data:
Commercial revenue	268,318	196,931	189,315	152,441	117,611
Analyzed as:
Sponsorship revenue	160,110	154,840	135,835	90,865	63,121
Retail, merchandising, apparel & products licensing revenue	97,338	31,652	37,512	38,609	33,787
Mobile & Content revenue	10,870	10,439	15,968	22,967	20,703
Dividends declared per share ($)	0.18	—	—	—	—
Dividends declared per share (£)	0.12	—	—	—	—

	As of 30 June
	2016	2015	2014	2013	2012
	(£'000, unless otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	229,194	155,752	66,365	94,433	70,603
Total assets	1,451,903	1,301,588	1,215,711	1,118,311	947,148
Total liabilities	993,621	823,670	717,061	670,351	712,051
Total equity	458,282	477,918	498,650	447,960	235,097
Equity attributable to owners of the parent	458,282	477,918	498,650	447,960	237,100

	Season
	2015/16	2014/15	2013/14	2012/13	2011/12
Games Played:
Premier League	38	38	38	38	38
European Games	12	—	10	8	10
Domestic Cups	9	6	6	8	5

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, any Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan facility and our 3.79% senior secured notes due 2027 (the "2027 Notes") and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 7 September 2016, the exchange rate was $1.33 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2012	1.57	1.59	1.53	1.66
Fiscal Year 2013	1.52	1.57	1.49	1.63
Fiscal Year 2014	1.70	1.63	1.48	1.71
Fiscal Year 2015	1.57	1.57	1.46	1.72
Fiscal Year 2016	1.32	1.47	1.32	1.57
March 2016	1.44	1.42	1.39	1.45
April 2016	1.46	1.43	1.41	1.46
May 2016	1.45	1.45	1.44	1.47
June 2016	1.32	1.42	1.32	1.48
July 2016	1.33	1.31	1.29	1.33
August 2016	1.31	1.31	1.29	1.33
September 2016 (through 8 September 2016)	1.33	1.33	1.32	1.33

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

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team, reserve team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. Further, there could be potential changes to European regulations relating to the movement of players between the UK and the European Union as a result of the recent national referendum in the United Kingdom where a majority of voters elected to withdraw from the European Union. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our first team.

        Our revenue streams are driven by the performance and popularity of our first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our income varies significantly depending on our first team's participation and performance in these competitions. Our first team's performance affects all five of our revenue streams:

  •
  sponsorship revenue through sponsorship relationships;

  •
  retail, merchandising, apparel & product licensing revenue through product sales;

  •
  mobile & content revenue through distribution via our own media platforms and partner media platforms;

  •
  broadcasting revenue through the frequency of appearances and performance based share of league broadcasting revenue and Champions League/Europe League prize money; and

  •
  Matchday revenue through ticket sales.

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

        Our Commercial revenue for each of the years ended 30 June 2016, 2015 and 2014 represented 52.1%, 49.8% and 43.7% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

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

        For each of the years ended 30 June 2016, 2015 and 2014, 22.3%, 1.9% and 29.0% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches, and 68.2%, 89.7% and 65.5% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA") respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and Champions League media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from our media contracts.

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

        Future intervention by the European Commission, the European Court of Justice (the "ECJ"), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the European Economic Area ("EEA"). It is likely that there will be future regulatory intervention by the European Commission relating to the grant of exclusive licenses of content on a territorial basis within the EEA insofar as they prohibit or limit the cross-border provision by satellite or internet transmission of retail pay-TV services (so-called "passive sales"). Following the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services (under which the ECJ ruled that any agreement designed to guarantee absolute territorial exclusivity within the European Union (i.e. by stopping any cross-border provision of broadcasting services in response to unsolicited requests from consumers) was deemed to be anti-competitive and prohibited by EU law including, in particular, competition rules), the EU began an investigation in January 2014 into exclusive licensing arrangements as between the US Studios and various platforms in Europe (the major platform in each of the five largest EU Member States). On 23 July 2015, the EU followed up with a Statement of Objections in Case 40023 "Cross-border access to pay-TV" which set out its preliminary view that in relation to these studios and Sky UK, where there are provisions which require Sky UK to block or limit access to films through geo-blocking its online services or through its satellite pay-TV services to consumers outside of the UK and Ireland (and thus prevent Sky UK from responding to passive sales requests), these provisions would eliminate cross-border competition and constitute a violation of EU rules. While the Statement of Objections is aimed at the US Studios and Sky UK, the European Commission is carrying out parallel investigations into cross-border access to pay-TV services in France, Italy, Germany and Spain. Equally, while the investigations have been targeted at film content, the decision is very likely to be applicable to any pay-TV content, including sport. More recently, on 22 April 2016, the Commission announced that Paramount, while not agreeing with the concerns expressed in the Statement of Objections, had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and, to the extent included in the license (or separate license(s)) with a broadcaster, subscription video-on-demand services. Interested parties were given until 21 May 2016 to comment on the proposed settlement. In addition to this regulatory action, the EU as part of its Digital Single Market ("DSM") strategy, an element of which is to ensure that users who buy access to audio-visual content online, has proposed a regulation designed to enable consumers to access their content services while travelling across Europe (so-called "portability"). The Portability

Regulation will likely be adopted by the end of 2016 or early 2017 and enter into force 12 months later. As part of the DSM initiative, the EC is also looking to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. In particular it is expected that the Commission will propose that the country of origin principle be extended to online broadcast services. In practice this would mean that licenses for simulcast and catch-up rights, for example, for the UK would be construed as covering the entire EEA. This draft legislation is expected for 21 September 2016. A change of sales model could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

        In November 2014, following a complaint by Virgin Media, Ofcom (the communications regulator in the UK) opened an investigation under section 25 of the Competition Act 1998 into the joint selling arrangements by the Premier League for live, UK audio-visual media rights for Premier League football matches. In August 2016, Ofcom decided to close the investigation, with immediate effect, on the basis that it no longer met their administrative priorities.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate. To help mitigate this impact the majority of playing contracts for our first team squad include step-ups in remuneration which are contingent on participation in the group stage of the Champion League. As a result of our first team performance during the 2013/14 season, our first team did not participate in the 2014/15 Champions League or 2014/15 UEFA Europa League. Inclusive of broadcasting revenue, prize money and Matchday revenue, our combined broadcasting and Matchday revenue from participation in European competitions was £41.6 million, £1.9 million (being distributions from UEFA relating to the previous season's competition) and £49.4 million for each of the years ended 30 June 2016, 2015 and 2014, respectively. As a result of our first team performance during the 2015/16 season, our first team will not participate in the 2016/17 Champions League but will participate in the 2016/17 UEFA Europa League.

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

        We are a founder member and our Executive Vice Chairman has a seat on the executive board of the European Club Association ("ECA"), an independent organization set up to work with football governing bodies to protect and promote the interests of football clubs at European level.

        On August 26, 2016, following consultation between UEFA, the ECA and other stakeholders, UEFA announced certain changes to the format of the UEFA Champions League and UEFA Europa League to take place with effect from the 3 year cycle 2018/19 to 2020/21. The key changes relate to the access list for both competitions and the methodology for financial distributions. With respect to the Champions League, the top four clubs from the four top-ranked national associations (of which England is currently one) will now qualify automatically for the group stage of the Champions League which compares (for England) to only three qualifying automatically at the moment with a fourth entering the final play-off round. With respect to the financial distribution methodology, in addition to the current three-pillar system (starting fee, performance fees and market pool), UEFA is introducing a fourth pillar being the individual club coefficient. The individual club coefficient will be determined by reference to past performance in UEFA competitions over a ten year period but also acknowledging historical success as winners of UEFA competitions.

        In addition, a new subsidiary company will be created by UEFA with the aim of determining the strategy for the management of UEFA club competitions in the future. Half of the board of directors will be appointed by UEFA and the other half by the ECA.

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

        We consider the development of our commercial assets to be central to our ongoing business plan and a driver of future growth. For example, our current contract with adidas that began with the 2015/16 season provides them with certain global technical sponsorship and dual-branded licensing rights. While we expect to be able to continue to execute our business plan in the future with the support of adidas, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by adidas. Further, any interruption in our ability to obtain the services of adidas or other third parties or deterioration in their performance could negatively impact this portion of our operations. Furthermore, if our arrangement with adidas is terminated or modified against our interest, we may not be able to find alternative solutions for this portion of our business on a timely basis or on terms favorable to us or at all.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors (which includes new businesses operating in emerging markets) in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2016, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 19.4% of our total revenue

  •
  adidas: 14.1% of our total revenue

  •
  General Motors (Chevrolet): 11.4% of our total revenue

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

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2015/16, 2014/15 and 2013/14 seasons, we played 29, 21 and 28 home matches, respectively, and our Matchday revenue was £106.6 million, £90.6 million and £108.1 million for the years ended 30 June 2016, 2015 and 2014, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, recent investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, and the Premier League's profitability and sustainability regulations, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our first team to fail to advance in the FA Cup and EFL Cup.

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

        We insure against the death, permanent disablement and travel-related injuries of members of our first team, although not at such player's market value. Moreover, we do not carry insurance against career-ending injuries to our players sustained while playing or training. We also carry non-player related insurance typical for our business (including liability, business interruption and terrorism insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have US dollar currency exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on a portion of our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. For the year ended 30 June 2016, we recorded a foreign exchange loss in our income statement on our unhedged US dollar denominated secured term loan facility and senior secured notes of £4.1 million (2015: loss of £0.3 million; 2014: loss of £2.7 million). For the years ended 30 June 2016, 2015 and 2014 approximately 7.0%, 1.2% and 9.1% of our total revenue was generated in Euros, respectively, and approximately 24.0%, 30.3% and 19.7% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

        For each of the years ended 30 June 2016, 2015 and 2014, Broadcasting revenue constituted 27.3%, 27.3% and 31.3%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

        During the year ended 30 June 2012, our principal operating subsidiaries were tax residents in the United Kingdom. For the year ended 30 June 2012, we were subject to a weighted UK statutory tax rate of 25.5%. Following the reorganization transactions in 2012, although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal income tax (currently at a statutory rate of 35%) on the majority of our worldwide income.

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

Business interruptions due to natural disasters, terrorist incidents and other events could adversely affect us and Old Trafford.

        Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses and acts of war. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition or cash flow.

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

The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.

        On 23 June 2016, the United Kingdom (UK) held a referendum in which voters approved an exit from the European Union (EU), commonly referred to as "Brexit". As a result of the referendum, which was advisory in nature, it is expected that the British government will begin negotiating the terms of the UK's future relationship with the EU, including any potential withdrawal. This negotiation period could last at least two years after the British government formally initiates a withdrawal process.

Nevertheless, the referendum has created significant uncertainty about the future relationship between the UK and the EU, and has given rise to calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal.

        These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of withdrawal could decrease foreign direct investment in the UK, increase costs, depress economic activity and restrict our access to capital. If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, financial condition and cash flow.

        Furthermore, although it is unknown what the terms of the UK's future relationship with the EU, if any, will be, or which EU laws the UK will replace or replicate in the event of withdrawal, it is possible that there will be greater restrictions on imports and exports between the UK and EU member states, greater restrictions on the movement of players between the UK and EU member states, and other increased regulatory complexities. These changes may have a material adverse effect on our business, results of operations, financial condition and cash flow and our ability to continue to compete with the top football clubs in Europe.

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

        Other factors that affect player salaries, such as changes in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of pounds sterling, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue falls and salaries remain stable (for example as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

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

        We remain committed to attracting and retaining the highest quality players for our first team. Our average annual net player capital expenditure over the last 10 years has been £39.6 million (excluding the sale of a player in the year ended 30 June 2009 that generated significant cash inflow, the average annual net player capital expenditure over the same period would have been £47.6 million), and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net player capital expenditure. As part of any material increase in net player capital expenditure, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net player capital expenditure compared to historic levels will also result in an increase in amortization expenses in future periods.

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

        The Premier League has also introduced regulations that aim to promote sustainability through profitability. A break-even test, similar to that contained in UEFA's FFP regulations has been implemented, our first submission having been made during the 2015/16 Premier League competition based on the fiscal years ended 30 June 2014 and 2015. In addition, the regulations introduced for the three seasons ended 2015/16 which limited the annual increase in aggregate player remuneration unless such increases are funded by additional revenue from sources other than Premier League broadcasting revenue have been extended for a further three seasons beginning with the 2016/17 season. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed for breaches of these regulations.

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

        As of 30 June 2016, we had total indebtedness of £490.1 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        In addition, our revolving facility, our secured term loan facility and the note purchase agreement governing the 2027 Notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

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

        Our revolving facility, our secured term loan facility and the note purchase agreement governing the 2027 Notes limit our ability, among other things, to:

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

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our revolving facility, our secured term loan facility and the 2027 Notes. This would permit the lending banks under our revolving facility and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our revolving facility, our secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the note purchase agreement governing the 2027 Notes. Furthermore, lending banks could refuse to extend further credit under the revolving facility. If the debt under our revolving facility, our secured term loan facility, the 2027 Notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our revolving facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2016, we had £166,018,000 of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of its significant share ownership, our principal shareholder will be able to exert control over us and our significant corporate decisions.

        Our principal shareholder, Red Football LLC, controls 20.03% of our issued and outstanding Class A ordinary shares and 68.55% of our issued and outstanding Class B ordinary shares, representing 67.03% of the voting power of our outstanding capital stock. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, our principal shareholder will have the ability to determine the outcome of all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of our principal shareholder might not coincide with the interests of the other shareholders. This concentration of ownership may harm the value of our Class A ordinary shares, among other things:

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

        We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

The obligations associated with being a public company require significant resources and management attention.

        As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act, the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increases demand on our systems and resources, particularly after we are no longer an "emerging growth company." The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the demands of being a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

        For as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.0 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        Furthermore, once we are no longer an emerging growth company, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2016.

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

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 8 September 2016 we had 40,025,280 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

Our ability to pay regular dividends is subject to restrictions in our revolving facility, our secured term loan facility, the note purchase agreement governing the 2027 Notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

        In fiscal year 2016 we began paying a regular quarterly cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.045 per share. Our board of directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend of $0.09 per share. We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither of our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facility, our secured term loan facility and the note purchase agreement governing the 2027 Notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

        Under legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax will generally apply to certain types of payments, including US source dividends and gross proceeds from the disposition of equity securities that produce US source dividends, made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities, unless such foreign financial institutions or other entities comply with requirements under FATCA or are otherwise exempt from such requirements. Because we report as a US domestic corporation for all purposes of the Code, including for purposes of FATCA, our dividends as well as gross proceeds from the sale or other disposition of our Class A ordinary shares paid to a foreign financial institution or other non-US entity may be subject to potential withholding under FATCA. Under the applicable Treasury regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares, and also will apply on or after 1 January 2019 to payments of gross proceeds from a sale or other disposition of Class A ordinary shares. Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 138-year heritage we have won 64 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2015/16 season, our 29 home games were attended by over 2.1 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 29 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2016, the CRM database holds in excess of 43.7 million records, as compared to 40.7 million records as of 30 June 2015, an increase of approximately 3.1 million, or 7.5%.

  •
  During the 2015/16 season, our games generated a cumulative audience reach of over 3.2 billion viewers, according to the Futures Data, across 200 territories. On a per game basis, our 59 games attracted an average cumulative audience reach of 54 million per game, based on the Futures Data.

  •
  We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

  •
  As of 30 June 2016, we had close to 160 million digital connections.

  •
  Our website, www.manutd.com, is published in 7 languages and over the year ended 30 June 2016 attracted an average of approximately 36 million page views per month.

  •
  We have a very popular brand page on Facebook with over 69.8 million connections. In comparison, the New York Yankees have approximately 8.5 million Facebook connections and the Dallas Cowboys have approximately 8.3 million Facebook connections. Furthermore, we have more Facebook connections than the NBA, NFL and MLB combined and we are the most popular Facebook page registered in the United Kingdom according to www.socialbakers.com.

  •
  Our Twitter account has more than 8 million followers, an increase of over 48% from 30 June 2015.

  •
  It took us just 22 days to become the top Premier League Club on Instagram in August 2013, and we are still the most-followed, fastest-growing, and most-engaged Premier League club on the platform.

  •
  We also have a significant presence on Chinese social media, with 8.7 million followers on Sina Weibo and 5.3 million followers on Tencent Weibo—topping all other football clubs on the platforms.

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

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a global, regional and product segmentation sponsorship strategy. Our sponsorship revenue was £

    160.1 million, £154.8 million and £135.8 million for each of the years ended 30 June 2016, 2015 and 2014, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business was previously managed by Nike up to the end of July 2015. Our retail, merchandising, apparel & product licensing revenue was £97.3 million, £31.6 million and £37.5 million for each of the years ended 30 June 2016, 2015 and 2014, respectively.

  •
  Mobile & Content:  Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Our mobile & content revenue was £10.9 million, £10.4 million and £16.0 million for each of the years ended 30 June 2016, 2015 and 2014, respectively.

    Our Commercial revenue was £268.3 million, £196.9 million and £189.3 million for each of the years ended 30 June 2016, 2015 and 2014, respectively, and grew at a compound annual growth rate of 19.1% from fiscal year 2014 through fiscal year 2016. Our historical growth rates do not guarantee that we will achieve comparable rates in the future.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, European competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 56 countries and territories around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £140.4 million, £107.7 million and £135.8 million for each of the years ended 30 June 2016, 2015 and 2014, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,643 and is the largest football club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 18 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £106.6 million, £90.6 million and £108.1 million for each of the years ended 30 June 2016, 2015 and 2014, respectively.

        Total revenue for the years ended 30 June 2016, 2015 and 2014 was £515.3 million, £395.2 million and £433.2 million, respectively.

Our Competitive Strengths

        We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world's most popular spectator sports. We have won 64 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognized brand with a large, worldwide following:  Our 138-year history, our success and the global popularity of our sport have enabled us to become what we believe to be one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

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

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, Twitter, Sina Weibo, Tencent Weibo and others, constitute an ongoing growth opportunity.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. We have historically implemented a proactive approach to identifying, securing and supporting sponsors. During fiscal year 2016 we announced six global sponsorship partnerships, five regional sponsorship partnerships and three financial services and telecom agreements. We experienced an 8.6% compound annual growth rate in our sponsorship revenue from fiscal year 2014 through fiscal year 2016 (the growth rate from fiscal year 2014 to fiscal year 2015 was 14.0% and from fiscal year 2015 to fiscal year 2016 was 3.4%). Our historical growth rates do not guarantee that we will achieve comparable rates in the future. In addition to developing our global sponsorship portfolio, we are focused on segmenting new opportunities by product category and territory. As part of this strategy, we opened an office in Hong Kong in August 2012, which has successfully completed multiple sponsorship contracts. This is in addition to our London and Manchester offices.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  Prior to the end of July 2015, all of our retail, merchandising, apparel & product licensing business was managed by Nike. Currently, we have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. These are business areas that were previously operated by Nike and the reversion of these rights to Manchester United provides us with increased commercial opportunities and control. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first team and coaching staff. To maintain our high standard of performance we anticipate a higher level of net player capital expenditures and player wages to retain talent and enhance the caliber of our team in the near term. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several recent initiatives at Old Trafford to enhance our Matchday revenue, profitability and the fan experience including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over two million in annual attendance and 99% average attendance for all of our Premier League Games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our mobile & content assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

  •
  Exploit mobile & content opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, such as mobile sites, applications and social media, are expected to become one of the primary methods by which we engage and transact with our followers around the world. We continue to evolve our media team's capability to address these opportunities. In January 2013, we also acquired the remaining one-third stake in MUTV. Together these actions help to ensure that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our mobile & content strategy as we continue to develop and roll out carefully targeted new products and services.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our followers and creating a source of traffic for our digital media assets. Our mobile & content offerings are in the early stages of development and present opportunities for future growth. We believe we have the opportunity to further leverage our extensive CRM database, which includes over 43.7 million CRM records, our more than 69.8 million Facebook connections and more than 8 million Twitter account followers,. We plan to implement a carefully considered strategy to target these individuals as part of our overall digital media rollout plan.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. In February 2015, the Premier League announced a new UK television rights contract with Sky Sports and BT Sport worth £5.136 billion for the three seasons commencing with the 2016/17 season for its live domestic rights. The deal marked a significant increase of over 70% on the current contract and represents the largest UK TV rights deal ever signed. Coming on the heels of the current deal, which also represented an increase of over 60% on the rights for the three seasons commencing with the 2010/11 season, we believe this affirms the increasing demand for live sports and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to over 56 countries and territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

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

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 138 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times. In total, we have won a record 20 English League titles, 12 FA Cups, 4 EFL Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England. At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC. More recently, Louis van Gaal was manager for the 2014/15 and 2015/16 seasons, winning the FA Cup in the 2015/16 season.

        On 27 May 2016, we announced Jose Mourinho as the new team manager of Manchester United under a three-year contract. Jose Mourinho has managed at the top level of European football for over a decade and in that time has won league titles and cups in four countries (Portugal, England, Italy and Spain) as well as winning the UEFA Champions League twice—in 2004 with FC Porto and in 2010 with Inter Milan.

        Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Eric Cantona, David Beckham, Ryan Giggs, Paul Scholes, Bryan Robson, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our first team have allowed us to expand the club into a global brand with an international follower base.

        The following graph shows the success of our first team in the Premier League over the last 24 seasons:

FA Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,643.

        The following chart shows the historical success of our first team by trophies won:

TROPHIES WON

FA Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1967	1996	2011
1911	1967	1999	2008	1911	1977	1997	2013
1952	1993	2000	2009	1952	1983	2003	2016
1956	1994	2001	2011	1956	1990	2007
1957	1996	2003	2013	1957	1993	2008
				1965	1994	2010
FA Cup				EFL/Football League Cup
1909	1977	1990	1999	1992	2006	2009	2010
1948	1983	1994	2004
1963	1985	1996	2016	European Cup/Champions League
				1968	1999	2008
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

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

First team

        Our first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and EFL Cup and, subject to qualifying, international cup competitions, including the Champions League.

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

        As of 2 September 2016, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	25	228	13
Sergio Romero	Goalkeeper	Argentinian	29	10	79
Sam Johnstone	Goalkeeper	English	23	0	0
Eric Bailly	Defender	Ivorian	22	4	15
Daley Blind	Defender	Dutch	26	89	36
Cameron Borthwick-Jackson(4)	Defender	English	19	14	0
Matteo Darmian	Defender	Italian	26	39	26
Phil Jones	Defender	English	24	141	20
Regan Poole	Defender	Welsh	18	1	0
Joe Riley	Defender	English	19	2	0
Marcos Rojo	Defender	Argentinian	26	55	49
Luke Shaw	Defender	English	21	32	6
Chris Smalling	Defender	English	26	209	29
Guillermo Varela(4)	Defender	Uruguayan	24	11	0
Michael Carrick	Midfielder	English	35	422	34
Marouane Fellaini	Midfielder	Belgian	28	90	71
Tomothy Fosu-Mensah	Midfielder	Dutch	18	10	0
Ander Herrera	Midfielder	Spanish	27	75	0
Adnan Januzaj(4)	Midfielder	Belgian	21	63	6
Jesse Lingard	Midfielder	English	23	42	0
Juan Mata	Midfielder	Spanish	28	108	40
Henrikh Mkhitaryan	Midfielder	Armenian	27	4	59
Andreas Pereira(4)	Midfielder	Belgian	20	3	0
Paul Pogba	Midfielder	French	23	4	38
Morgan Schneiderlin	Midfielder	French	26	41	15
Antonio Valencia	Midfielder	Ecuadorian	31	252	84
Ashley Young	Midfielder	English	31	141	30
Memphis Depay	Forward	Dutch	22	46	24
Zlatan Ibrahimovic	Forward	Swedish	34	4	116
Anthony Martial	Forward	French	20	53	12
Marcus Rashford	Forward	English	18	20	3
Wayne Rooney	Forward	English	30	528	115
James Wilson(4)	Forward	English	20	20	0

(1)
The table includes all first-team players.

(2)
Apps means appearances for our first team through 2 September 2016.

(3)
Caps means appearances for senior national football team through 2 September 2016.

(4)
Currently out on loan at other clubs.

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

        We spent approximately £2.3 million in the year ended 30 June 2016 in connection with further updating our training facility, the Aon Training Complex.

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

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreement with Nike, which was in effect through the end of July 2015.

        The table below highlights some of our global and regional sponsors as of 1 July 2016:

Sponsor	Type of sponsorship	Product category
20th Century Fox	Global sponsor	Feature Film
Abengoa	Global sponsor	Sustainable Technology
adidas	Global sponsor	Sports apparel/footwear
Aeroflot	Global sponsor	Airline
Aon	Global sponsor	Insurance
Aperol Spritz	Global sponsor	Spirits
Apollo Tyres	Global sponsor	Tyres
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Electronic Arts	Global sponsor	Computer Games
Epson	Global sponsor	Printing
General Motors (Chevrolet)	Global sponsor	Shirt (Automotive)
Gulf Oil International	Global sponsor	Lubricant Oil and Fuel Retail
HCL	Global sponsor	Digital Transformation
Kansai Paint	Global sponsor	Paint
Marathonbet	Global sponsor	Betting
Nissin Foods Group	Global sponsor	Noodles
Swissquote	Global sponsor	Forex & Online Trading Services
Toshiba Medical Systems	Global sponsor	Medical Systems
Yanmar	Global sponsor	Diesel Engines
Aland	Regional sponsor	Vitamins
CHI	Regional sponsor	Soft Drinks
Cho-A Pharm	Regional sponsor	Dietary Supplements
Donaco	Regional sponsor	Casino Resort
EuroFood	Regional sponsor	Confectionary
Hong Kong Jockey Club	Regional sponsor	Jockey Club
IVC	Regional sponsor	Wellness Products
Manda	Regional sponsor	Nutritional Supplements
Nexon	Regional sponsor	Social Football Gaming
You-C1000	Regional sponsor	Soft Drinks

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

        The following chart shows the dramatic growth in shirt sponsorships revenue since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.3332 as of 30 June 2016.

Training facilities partner and training kit partner

        Our training facilities at Carrington are sponsored by Aon and are named the Aon Training Complex. Aon are also our training kit partner, and our agreement with them provides that our players and coaching staff wear adidas-branded training kits with Aon advertising at all domestic matches, as well as during training sessions. Under the agreement, Aon are also the presenting partner of all pre-season tours. The agreement with Aon runs through to the end of the 2020/21 season.

Affinity insurance partner

        We are in the seventh season of an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The original agreement was entered into on 27 May 2009 and, on 21 December 2012, was extended through to the 2020/21 season. The agreement, as amended, guarantees a minimum of approximately £28.8 million in payments to the club, with a minimum payment of £3.2 million due each fiscal year. The agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner, training facilities partner and affinity insurance partner, we generated a further £83.4 million in the year ended 30 June 2016 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Maybank (Malaysia), Shinsei Bank (Japan), Santander (Norway), Denizbank (Turkey), Danamon (Indonesia), and BIDV (Vietnam).

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 29 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

        We normally receive a share of the ticket revenue as well as license fees for the television broadcast and digital media distribution of each exhibition game. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2015/16 season, our promotional exhibition games and promotional tours generated £9.5 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a growth opportunity as we continue to play exhibition games around the world.

Commercial income from the Premier League

        In addition to revenue from contracts that we negotiate ourselves, we receive revenue from commercial arrangements negotiated collectively by the Premier League on behalf of its member teams. Income from these commercial contracts negotiated by the Premier League is shared equally between the clubs that are to be in the Premier League for the season to which the income relates. Our pro rata income received from the other commercial contracts negotiated by the Premier League is not material to the Company's results of operations.

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

        We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins the Premier League, FA Cup or Champions League, or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

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

Retail

        In addition to our flagship retail store at Old Trafford (which we operate ourselves), we have Manchester United branded retail locations in Macau and Thailand (which are operated by third party licensees). We have recently appointed a Head of US Retail to explore possible retail opportunities in the US market.

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

Wholesale apparel—replica uniforms, training wear

        The Manchester United jersey and training wear are completely redesigned for each season. The annual launch of the new jersey is always a much-anticipated day for our global community of followers. The result is a robust wholesale apparel business.

E-commerce

        We currently have an arrangement whereby Fanatics is granted a license to use our brand and/or trademarks to operate the official online store, branded as "United Direct." The online store sells a range of Manchester United branded merchandise including official replica kit and other clothing from adidas. In addition, the online store offers a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a percentage of net sales from the online store as a royalty payment.

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

Mobile & Content

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. Our website, www.manutd.com, is published in 7 languages and over fiscal year 2016 attracted an average of approximately 34.3 million page views per month. We use our website, which incorporates e-commerce services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience.

        We believe our 659 million global followers put us in prime position to capitalize on social media outlets to further our brand. A portion of this following has already taken to social media, as our Facebook page had over 69.8 million connections and over one billion interactions as of 30 June 2016 and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since June 2012 (in millions).

        Our historical growth in Facebook connections does not guarantee that we will achieve comparable growth in Facebook connections in the future.

        The proliferation of digital television, broadband internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content.

Specifically, we intend to use our digital media platforms to generate value through extended sponsor positioning, driving e-commerce, and direct-to-consumer opportunities, including selling premium services such as international digital memberships, video and exclusive content subscriptions. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base.

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

Mobile services and applications

        We currently offer digital content to mobile devices under our "MU Mobile" brand, and have developed a mobile "Club App" that is currently available in 26 territories with over 1 million downloads to date. The Club App has been developed to support a 'test and learn' strategy that enables us to optimize the development of future products, with a focus on tracking the consumption of different features and content types.

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

        There has been a significant increase in the prevalence of broadband mobile and video-enabled mobile devices in recent years. Mobile devices running the iOS or Android operating system enable consumers to browse the internet, watch video, access dedicated applications and conduct e-commerce. As a consequence we are seeing the majority of our followers now accessing our website and digital content via their mobile devices.

        We intend to continue developing multi-platform mobile sites and mobile applications that will facilitate access for our followers to our content across a range of devices and carriers in order to meet global demand.

Video on demand

        The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. Through our website and Club App, we provide video on demand to our followers in a variety of formats and commercial models. Some video on demand content is free to all users, some content is only accessible upon registration and some content, as in the case of live preseason tour matches, has been available on a pay per view basis.

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

        As of 30 June 2016 we had over 69.8 million connections on our Facebook page, over 8 million followers to our Twitter account and we were active on 18 platforms in over 20 languages. We use our social footprint as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience.

        We intend to continue to expand our reach through different social media and mobile chat platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms. In the 2015/16 season we added Korean mobile messaging platform KakaoTalk to our existing roster of 18 social media feeds (7 global & 11 localised) and 7 language website versions.

        We believe this continuous expansion will enable us to broaden the reach of our brand and the content we produce as well as enhance our engagement with followers in many of our key international and emerging markets.

        While there is no guarantee that our social connections will continue to grow at comparable rates in the future, we believe the combination of platforms on which we have an official presence will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, enhance our ability to convert users into customers through international memberships, content subscriptions and e-commerce, and continue to provide extensive positioning opportunities for our partners.

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

Broadcasting

        We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the centrally negotiated domestic and international television and radio rights to the Premier League, the Champions League and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to over 56 countries and territories around the world.

        The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for the season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" development), the income from the sale of the United Kingdom television rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Income from the sale of the rights to televise Premier League matches by overseas broadcasters and radio is shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons.

        In the Champions League and Europa League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, an additional amount for each match played, and bonuses based on performance in the group and qualification for the round of 32 (Europa League only), round of 16, quarter-finals and semi-finals. The runner-up and winner of the competition also earn additional amounts. For the current 3-year agreement (which commenced in the 2015/16 season) amounts are distributed to each club as follows:

	Champions League ("UCL")	Europa League ("UEL")
	€'million	€'million
Bonus for group stage participation (UCL—32 teams; UEL—48 teams)	€12.70	€2.60
Bonus for each group stage win (maximum 6)	€1.50	€0.36
Bonus for each group stage draw(1)	€0.50	€0.12
Bonus for group runners-up	N/A	€0.30
Bonus for group winners	N/A	€0.60
Bonus for round of 32 participation	N/A	€0.50
Bonus for round of 16 participation	€6.00	€0.75
Bonus for quarter-final participation	€6.50	€1.00
Bonus for semi-final participation	€7.50	€1.60
Runner-up bonus (inclusive of ticketing revenue share)	€11.00	€3.50
Winner bonus (inclusive of ticketing revenue share)	€15.50	€6.50
Maximum total of the above	€57.20	€15.71

(1)
In the event of a draw, the non-distributed balance (UCL—€0.5 million; UEL—€0.12 million) will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

        In addition to the above fixed amounts, each group-stage club receives a share of the market pool which is specific to each country represented in the group-stage reflecting the relative value of its broadcasting agreements with UEFA. 50% of each country market pool is distributed to its group-stage representatives based on each club's domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup (if participating in the Europa League) earn the highest share).

        The remaining 50% of the market pool is distributed as follows:

        For the Champions League, based on the number of games played in the current competition relative to teams from the same country. The English market pool for the 2015/16 competition was approximately €124.9 million. This amount can vary from season to season subject to the composition of the 32 clubs taking part in the group stage.

        For the Europa League, split across each round of the competition (40% to group stage, 20% to round of 32, 16% to round of 16, 12% to quarter-finals, 8% to semi-finals and 4% to the final) with the revenue being distributed to teams who participate in the relevant round based on the relative value of the country broadcasting rights. The total market pool for the 2016/17 competition is €160 million.

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

Matchday

        Our stadium, which we fully own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 75,643. In the 2015/16 season, the club's 29 home games were attended by over 2.1 million people. The stadium has been completely renovated and has all the modern luxuries of any new stadium, with approximately 8,000 executive club seats, including 154 luxury boxes, 15 restaurants and 4 sports bars.

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

        We operate a membership program. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £32 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount. At the end of the 2015/16 season we had over 141,000 members.

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 138-year history and houses the club's most precious artifacts and trophies. In 2015/16, we estimate that approximately 306,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom.

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

        The FFP regulations contain a "break-even" rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below. In addition, the FFP regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA competition based on sporting grounds, will then be required to comply with a "monitoring" process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body ("CFCB"). The CFCB is part of UEFA's Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA competitions and ultimately exclusion from UEFA competitions.

        Ahead of registration for UEFA competitions for the 2016/17 season we submitted our payables analysis and break-even assessment under the FFP regulations, based on our fiscal year 2015 and fiscal year 2014 audited financial statements. The break-even test result was positive i.e. a surplus. The break-even assessment is based on the sum of financial information for the three seasons prior to the competition season. The payables analysis is carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA competitions.

        With respect to the break-even assessment, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited over the three year assessment period to just €5 million, although a larger deficit of up to €30 million is permitted provided it is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeds the €30 million limit will automatically be in breach of the break-even rule, unless it has sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions.

        The combined net losses of European clubs has fallen by 80% in the four seasons to 2014/15 compared to the three seasons to 2010/11 which would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives. However, UEFA has recently announced some changes to the FFP regulations aimed primarily at clubs undergoing a business restructuring. Instead of breaching the FFP regulations and being subject to sanctions, the amended regulations enable clubs to voluntarily approach the CFCB with a business plan which demonstrates how they are going to remedy their short-term breach of FFP regulations and achieve break-even compliance over a four year time period. If the business plan is approved by the CFCB the club would not be subject to sanctions for the restructuring year which results in a breach of the FFP regulations.

        We support and operate within the financial fair play regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Premier League Short Term Costs Controls ("STCC") and Profitability and Sustainability Regulations

        In 2013, the Premier League agreed to adopt STCC and Profitability and Sustainability regulations. The STCC was introduced for an initial period of three seasons ending in 2015/16 but has recently been extended for a further three seasons through the 2018/19 season. For the first three-year cycle, Premier League teams were required to limit annual increases in aggregate player wage costs, compared to the 2012/13 season, to £4 million per season for each of the three seasons, and no more than a £12 million aggregate increase over such period, except if funded by increases in such team's total revenue compared to the 2012/13 season, excluding increases from Premier League broadcasting revenue. For the next three-year cycle, annual player wage cost increases will be limited to £7 million per season, again as compared to the 2012/13 season, except if funded by increases in total revenue from sources other than Premier League broadcasting contracts.

        The profitability and sustainability regulations were introduced during the 2015/16 season, implementing a break-even rule similar to the break-even test of the UEFA Club Licensing and Financial Fair Play Regulations and aimed at encouraging Premier League clubs to operate within their means. Potential sanctions for non-compliance with the profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deduction.

        Our first break-even assessment under the Premier League profitability and sustainability regulations was submitted in March 2016, based on our fiscal year 2014 and fiscal year 2015 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax," which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in March 2016 was positive.

        As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League profitability and sustainability regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation. The charity arm of the club, Manchester United Foundation uses football to engage and inspire young people to build a better life for themselves and unite the communities in which they live. Dedicated staff deliver football coaching, educational programs and personal development, providing young people with opportunities to change their lives for the better. The Foundation has partnerships with over 20 high schools across Greater Manchester, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football provision, girls-only sessions, and disability program, provide free football, alternative activities, qualifications and work experience opportunities to the young people of Greater Manchester. The Foundation fulfils all charitable activity for Manchester United, including managing the club's long-term partnership with UNICEF, which operates under the United for UNICEF banner. Since the start of the partnership in 1999, Manchester United and UNICEF have had a positive impact on the lives of over 3.4 million children in countries across the globe, most recently in disaster-stricken Bangladesh and Vietnam.

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

Real Property

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving facility, our secured term loan facility and the 2027 Notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight Terminal is not encumbered as it has already been given as security under the Alderley Facility; and (b) the Aon Training Complex is not encumbered.

Key property and location	Primary function	Owned/leased	Owner/lessee	Area
				(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	Manchester United Limited	205,000
Aon Training Complex, Carrington, Trafford	Football training facility	Owned (freehold)	Manchester United Limited	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	Manchester United Limited	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	Manchester United Limited	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	Alderley Urban Investments Limited	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	Manchester United Limited	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment Property	Owned (freehold)	Manchester United Limited	10,800
Office space, Chester Road, Manchester	Offices	Leased (through November 2018)	Manchester United Limited	1,176
Office space, central London	Offices	Leased (through March 2021)	Manchester United Limited	1,100
Office space, Washington, D.C., United States	Offices	Leased (through February 2020)	Manchester United Limited	658
Office space, central Hong Kong	Offices	Leased (through August 2020)	Manchester United Limited	500

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

Customers

        Our top five customers represented 54.4%, 54.9% and 51.1% of our total revenue in each of the years ended 30 June 2016, 2015 and 2014, respectively. Our top five customers in the year ended 30 June 2016 were the Premier League, adidas, General Motors (Chevrolet), UEFA and Aon. See "Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer was the Premier League, who represented 19.4%, 25.4% and 21.4% of our total revenue in each of the years ended 30 June 2016, 2015 and 2014, respectively. Our second largest customer was adidas, who represented 14.1%, of our total revenue in the year ended 30 June 2016. Our third largest customer was General Motors (Chevrolet), who represented 11.4%, 14.8% and 4.6% of our total revenue in each of the years ended 30 June 2016, 2015 and 2014, respectively.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 138-year heritage we have won 64 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

        Our fastest growing source of revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a principal driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2016 was £268.3 million.

Sponsorship

        We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a global, regional and product segmentation strategy. Global sponsors include leading brands such as 20th Century Fox, adidas, Aeroflot, Aon, Aperol Spritz, Apollo Tyres, Concha y Toro, DHL, Electronic Arts, Epson, General Motors (Chevrolet), Gulf Oil, Kansai Paint, Nissin Foods Group, Toshiba Medical Systems and Yanmar. In addition, we also have regional sponsors such as Cho-A Pharm, EuroFood, Hong Kong Jockey Club, Manda, Nexon and You-C1000 who are sponsors across a variety of products and categories in certain regions and local markets around the world.

        The growing appeal of our brand is evident in the increase in sponsorship revenues in recent years, which show a 8.6% compound annual growth rate from fiscal year 2014 through fiscal year 2016 (the growth rate from fiscal year 2015 to fiscal year 2016 was 3.4% and from fiscal year 2014 to fiscal year 2015 was 14.0%). A partnership with Manchester United provides corporations with the ability to associate themselves with the highly successful Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

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

        Total sponsorship revenue for the year ended 30 June 2016 was £160.1 million.

Retail, Merchandising, Apparel & Product Licensing

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

        We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" above for additional information regarding our agreement with adidas.

        Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2016 was £97.3 million.

Mobile & Content

        Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Total mobile & content revenue for the year ended 30 June 2016 was £10.9 million.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global television rights relating to the Premier League, UEFA Champions League and other competitions. The growing popularity of the Premier League and UEFA Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. The Premier League's new UK television rights contract with Sky Sports and BT Sport is worth £5.136 billion from the 2016/17 season to the 2018/19 season for its live domestic rights. The deal marked a significant increase of over 70% on the previous contract, which was worth £3.018 billion and ran from the 2013/14 season through the 2015/16 season, and represents the largest UK TV rights deal ever signed. In addition, the value of the international broadcast rights for the seasons 2016/17 through to 2018/19 has also increased significantly to £3.2 billion which represents an increase of over 40% compared to the £2.2 billion generated from the previous three-year cycle ended in season 2015/16. Our share of the revenue under the Premier League broadcasting rights contract amounted to £95.7 million, £96.6 million and £88.9 million for the 2015/16, 2014/15 and 2013/14 seasons, respectively, and our share of the revenue from broadcasting rights for UEFA competitions amounted to £31.3 million, £2.1 million (being distributions from UEFA relating to the previous season's competition) and £39.3 million for the 2015/16, 2014/15 and 2013/14 seasons, respectively. Our participation in the Premier League and UEFA Champions League and/or Europa League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for these UEFA competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our first team performance during the 2015/16 season, our first team will not participate in the 2016/17 Champions League but will participate in the 2016/17 UEFA Europa League. In addition, our global television channel, MUTV, delivers Manchester United programming to over 56 countries and territories around the world. MUTV generated total revenue of £9.0 million, £7.7 million and £6.7 million for each of the years ended 30 June 2016, 2015 and 2014, respectively. Total Broadcasting revenue for the year ended 30 June 2016 was £140.4 million.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, EFL Cup and European competitions. Our participation in the Premier League and European competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our first team, and if our first team fails to qualify for European competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for European competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2016 was £106.6 million, which primarily included £52.3 million from gate receipts and £34.3 million from hospitality.

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

Amortization and depreciation

        We amortize the capitalized costs associated with the acquisition of players' and key football management staff registrations. These costs are amortized over the period of the employment contract agreed with a player/key football management staff. If a player or key football management staff extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players' and key football management staff registrations from year to year and period to period reflect additional fees paid for the acquisition of players and key football management staff, the impact of contract extensions and the disposal of registrations. As such, increased players' and key football management staff registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player and key football management staff registration costs vary from period to period, this may drive variability in our results of operations. We also amortize the capitalized costs associated with the acquisition of other intangible assets over their estimated useful lives, which is typically between 5 and 10 years.

        Depreciation primarily reflects a straight-line depreciation on investments made in property, plant and equipment. Depreciation over the periods under review results primarily from the depreciation of Old Trafford, including incremental improvements made to Old Trafford each season.

Exceptional items

        Exceptional operating costs are those costs that in management's judgment need to be disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.

(Loss)/profit on disposal of intangible assets

        We recognize profits or losses on the disposal of intangible assets (primarily players' registrations) in our income statement. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first team and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. We expect interest expense to continue to be a significant component of our expenses. Net finance costs were £20.0 million for the year ended 30 June 2016. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

        On 26 June 2015, we issued $425.0 million in aggregate principal amount of the 2027 Notes. The proceeds from the sale of the 2027 Notes were used to redeem the $269.2 million in aggregate principal amount of our outstanding 8 3/8% US dollar senior secured notes due 2017 (the "2017 Dollar Notes") at a redemption price equal to 102.09375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption and to repay $90.7 million of our existing secured term loan.

Taxes

        During each of the three years ended 30 June 2016, 2015 and 2014, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2016, we were subject to a weighted UK statutory tax rate of 20.0%, during the year ended 30 June 2015, we were subject to a weighted statutory tax rate of 20.75% and during the year ended 30 June 2014, we were subject to a weighted statutory tax rate of 22.5%.

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

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2016, 2015 and 2014.

	Year ended 30 June
	2016	2015	2014
	(£'000)
Income Statement Data
Revenue	515,345	395,178	433,164

Analyzed as:
Commercial revenue	268,318	196,931	189,315
Broadcasting revenue	140,440	107,664	135,746
Matchday revenue	106,587	90,583	108,103

Operating expenses—before exceptional items	(421,574)	(384,843)	(367,056)

Analyzed as:
Employee benefit expenses	(232,242)	(202,561)	(214,803)
Other operating expenses	(91,244)	(72,271)	(88,298)
Depreciation	(10,079)	(10,324)	(8,665)
Amortization	(88,009)	(99,687)	(55,290)
Operating expenses—exceptional items	(15,135)	(2,336)	(5,184)

Total operating expenses	(436,709)	(387,179)	(372,240)
Operating profit before profit on disposal of intangible assets	78,636	7,999	60,924
(Loss)/profit on disposal of intangible assets	(9,786)	23,649	6,991

Operating profit	68,850	31,648	67,915

Finance costs	(20,459)	(35,419)	(27,668)
Finance income	442	204	256

Net finance costs	(20,017)	(35,215)	(27,412)

Profit/(loss) on ordinary activities before tax	48,833	(3,567)	40,503
Tax (expense)/credit	(12,462)	2,672	(16,668)

Profit/(loss) for the year	36,371	(895)	23,835

Year Ended 30 June 2016 as Compared to the Year Ended 30 June 2015

	Year ended 30 June
			% Change 2016 over 2015
	2016	2015
	(in £ millions)
Revenue	515.3	395.2	30.4%
Commercial revenue	268.3	196.9	36.3%
Broadcasting revenue	140.4	107.7	30.4%
Matchday revenue	106.6	90.6	17.7%
Total operating expenses	(436.6)	(387.2)	12.8%
Employee benefit expenses	(232.2)	(202.6)	14.6%
Other operating expenses	(91.2)	(72.3)	26.1%
Depreciation	(10.1)	(10.3)	(1.9)%
Amortization	(88.0)	(99.7)	(11.7)%
Exceptional items	(15.1)	(2.3)	556.5%
(Loss)/profit on disposal of intangible assets	(9.8)	23.6	—
Net finance costs	(20.0)	(35.2)	(43.2)%
Tax (expense)/credit	(12.5)	2.7	—

Revenue

        Our consolidated revenue for the year ended 30 June 2016 was £515.3 million, an increase of £120.1 million, or 30.4%, compared to the year ended 30 June 2015, as a result of an increase in revenue in all our sectors, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2016 was £268.3 million, an increase of £71.4 million, or 36.3%, over the year ended 30 June 2015.

  •
  Sponsorship revenue for the year ended 30 June 2016 was £160.1 million, an increase of £5.2 million, or 3.4%, over the year ended 30 June 2015, primarily due to the activation of several new global and regional sponsorship deals.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2016 was £97.3 million, an increase of £65.7 million, or 207.9%, over the year ended 30 June 2015, primarily due to the commencement of the new agreement with adidas on 1 August 2015, which included a step-up on minimum guaranteed revenues and contribution from several businesses previously operated by Nike.

  •
  Mobile & Content revenue for the year ended 30 June 2016 was £10.9 million, an increase of £0.5 million, or 4.8%, over the year ended 30 June 2015.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2016 was £140.4 million, an increase of £32.7 million, or 30.4%, over the year ended 30 June 2015, primarily due to participation in UEFA competitions.

Matchday revenue

        Matchday revenue for the year ended 30 June 2016 was £106.6 million, an increase of £16.0 million, or 17.7%, over the year ended 30 June 2015, primarily due to participation in UEFA competitions plus domestic cup progression.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the year ended 30 June 2016 were £436.6 million, an increase of £49.4 million, or 12.8%, over the year ended 30 June 2015.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2016 were £232.2 million, an increase of £29.6 million, or 14.6%, over the year ended 30 June 2015, primarily due to renewals of existing player contracts, coupled with an uplift in annual player salaries due to participation in the UEFA Champions League.

Other operating expenses

        Other operating expenses for the year ended 30 June 2016 were £91.2 million, an increase of £18.9 million, or 26.1%, over the year ended 30 June 2015, primarily due to retail, merchandising, apparel and licensing costs now being recognized internally, plus an increase in matchday costs as a result of playing eight additional home games in the current year.

Depreciation

        Depreciation for the year ended 30 June 2016 amounted to £10.1 million, a decrease of £0.2 million, or 1.9%, over the year ended 30 June 2015.

Amortization

        Amortization, primarily of players' registrations, for the year ended 30 June 2016 was £88.0 million, a decrease of £11.7 million, or 11.7%, over the year ended 30 June 2015. The decrease in amortization was primarily due to player disposals during fiscal year 2016 (mainly Di Maria and Falcao). The unamortized balance of registrations as of 30 June 2016 was £241.7 million, of which £110.1 million is expected to be amortized in the year ending 30 June 2017. The remaining balance is expected to be amortized over the three years ending 30 June 2020. This does not take into account player acquisitions after 30 June 2016, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2016, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items for the year ended 30 June 2016 were £15.1 million, of which £8.4 million related to compensation to the former manager and certain members of the coaching staff for loss of office and £6.7 million related to a registrations' impairment charge regarding a reduction in the carrying value of a player no longer considered to be a member of the first team playing squad. Exceptional items for the year ended 30 June 2015 were £2.3 million, of which £1.2 million related to the present value of the additional contributions we are expected to pay to remedy the revised deficit of the Football League pension scheme as per the latest triennial actuarial valuation at 31 August 2014 and £1.1 million related to professional adviser fees related to public sales of our Class A ordinary shares.

(Loss)/profit on disposal of intangible assets

        Loss on disposal of intangible assets for the year ended 30 June 2016 was £9.8 million, compared to a profit of £23.6 million for the year ended 30 June 2015. The loss on disposal of intangible assets for the year ended 30 June 2016 primarily related to the disposal of Di Maria (Paris St-Germain). The profit on disposal of intangible assets for the year ended 30 June 2015 primarily related to the disposals of Welbeck (Arsenal) and Nani (Fenerbache).

Net finance costs

        Net finance costs for the year ended 30 June 2016 were £20.0 million, a decrease of £15.2 million, or 43.2%, over the year ended 30 June 2015, including a reduction in interest payable on our secured term loan facility and senior secured notes following the refinancing in June 2015.

Tax

        The tax expense for the year ended 30 June 2016 was £12.5 million, compared to a tax credit of £2.7 million for the year ended 30 June 2015, primarily due to the result before tax in the respective years and foreign exchange gains on the re-measurement of deferred tax assets denominated in US dollars.

Year Ended 30 June 2015 as Compared to the Year Ended 30 June 2014

	Year ended 30 June
			% Change 2015 over 2014
	2015	2014
	(in £ millions)
Revenue	395.2	433.2	(8.8)%
Commercial revenue	196.9	189.3	4.0%
Broadcasting revenue	107.7	135.8	(20.7)%
Matchday revenue	90.6	108.1	(16.2)%
Total operating expenses	(387.2)	(372.3)	4.0%
Employee benefit expenses	(202.6)	(214.8)	(5.7)%
Other operating expenses	(72.3)	(88.3)	(18.1)%
Depreciation	(10.3)	(8.7)	18.4%
Amortization	(99.7)	(55.3)	80.3%
Exceptional items	(2.3)	(5.2)	(55.8)%
Profit on disposal of intangible assets	23.6	7.0	237.1%
Net finance costs	(35.2)	(27.4)	28.5%
Tax credit/(expense)	2.7	(16.7)	—

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

Amortization

        Amortization, primarily of players' registrations, for the year ended 30 June 2015 was £99.7 million, an increase of £44.4 million, or 80.3%, over the year ended 30 June 2014. The increase in amortization was primarily due to player acquisitions during the year (mainly Di Maria, Falcao and Shaw). The unamortized balance of registrations as of 30 June 2015 was £238.1 million, of which £92.6 million is expected to be amortized in the year ending 30 June 2016. The remaining balance is expected to be amortized over the three years ending 30 June 2019. This does not take into account player acquisitions after 30 June 2015, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2015, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

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

Profit on disposal of intangible assets

        Profit on disposal of intangible assets for the year ended 30 June 2015 was £23.6 million, an increase of £16.6 million, or 237.1%, over the year ended 30 June 2014. The profit on disposal of intangible assets for the year ended 30 June 2015 primarily related to the disposal of Welbeck (Arsenal) and Nani (Fenerbache). The profit on disposal of intangible assets for the year ended 30 June 2014 related to the disposals of Buttner (Dynamo Moscow), Cole (Fulham), Tunnicliffe (Fulham), James (Leicester), Daehli (Molde) and Wooton (Leeds).

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

        For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report.

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

Revenue recognition

Commercial

        Commercial revenue comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United first team undertaking tours.

        Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis.

        The minimum guarantee payable by adidas over the term of our agreement with them is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins certain competitions or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons starting with the 2015/16 season, with the maximum possible reduction being 30% of the applicable payment for the second season of non-participation. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical judgment in future financial years therefore will be management's assessment as to whether or not our first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement. Such assessments of future participation may differ from actual participation, which could result in a difference in the revenue recognized in a given year.

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

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see note 2 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows. See note 15 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report.

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

Intangible assets—registrations

        The costs associated with the acquisition of players' registrations and key football management staff are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the individual's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Costs associated with the acquisition of players' registrations and key football management staff include transfer fees, Premier League levy fees, agents' fees and other directly attributable costs. These costs are amortized over the period covered by the individual's contract. To the extent that an individual's contract is extended, the remaining book value is amortized over the remaining revised contract life.

Tax

        Tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time the Group is involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on management's assessment of each case. Future tax expense or credit may be higher or lower than estimates made when determining whether it is appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of tax provisions in future periods.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our 2027 Notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge a portion of our US dollar commercial revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        In fiscal year 2016 we began paying a regular quarterly cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.045 per share. Our board of directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend of $0.09 per share. We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

        Our business generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other Commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 June 2016, we had no borrowings under our revolving facility.

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

        We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December.

        In addition, transfer windows for acquiring and disposing of players' registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing players' registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

        Acquisition and disposal of registrations also affects our current trade receivables and payables, which affects our overall working capital. Our current trade receivables include accrued revenue from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,643. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £2.7 million, £2.3 million and £4.1 million for the years ended 30 June 2016, 2015 and 2014, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we spent approximately £2.3 million in fiscal year 2016 and approximately £3.7 million in fiscal year 2015 in connection with updating and expanding the Aon Training Complex, our training facility.

Mobile & Content capital expenditure

        We intend to continue investing in our mobile & content assets, including our website and digital media capabilities.

Net intangible asset—registrations capital expenditure

        Our average net intangible asset—registrations capital expenditure over the last 10 years has been a cash outflow of £39.6 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net intangible asset—registrations capital expenditure over the same period would have been a cash outflow of £47.6 million per fiscal year). However, net intangible asset—registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset—registrations capital expenditure. Actual cash used or generated from net intangible asset—registrations capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

Last 10 Years Net Intangible Asset—Registrations Capital Expenditure(1)

(1)
The net intangible asset—registrations capital expenditure data presented is the sum of all cash used for purchases of intangible assets—registrations and all cash generated from sales of intangible assets—registrations as disclosed in our consolidated annual financial statements. For the years ended 30 June 2013 to 30 June 2016, the data above was derived from the annual financial statements of Manchester United plc. For the years ended 30 June 2007 to 30 June 2012, the above data was derived from the annual financial statements of Red Football Shareholder Limited. The annual financial statements for periods prior to our transition to IFRS on 1 July 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2016, 2015 and 2014:

	Year ended 30 June
	2016	2015	2014
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	200.8	195.0	101.7
Interest paid	(13.2)	(42.6)	(27.7)
Debt finance costs relating to borrowings	—	(6.5)	(0.1)
Interest received	0.5	0.5	0.3
Tax paid	(2.0)	(2.5)	(1.4)

Net cash generated from operating activities	186.1	143.9	72.8

Cash flow from investing activities
Payments for property, plant and equipment (net of proceeds)	(5.1)	(5.5)	(10.8)
Payments for intangible assets	(138.1)	(117.4)	(92.9)
Proceeds from sale of intangible assets	38.4	20.6	14.0

Net cash used in investing activities	(104.8)	(102.3)	(89.7)

Cash flow from financing activities
Proceeds from borrowings	—	272.5	—
Repayment of borrowings	(0.4)	(227.9)	(5.0)
Dividends paid	(20.1)	—	—

Net cash (used in)/generated from financing activities	(20.5)	44.6	(5.0)

Net increase/(decrease) in cash and cash equivalents	60.8	86.2	(21.9)

Net cash generated from operating activities

        Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday sales, broadcasting revenue from the Premier League and UEFA and sponsorship and Commercial revenue. Cash generated from operations for the year ended 30 June 2016 produced a cash inflow of £200.8 million, an increase of £5.8 million from a cash inflow of £195.0 million for the year ended 30 June 2015. Cash generated from operations for the year ended 30 June 2014 was £101.7 million.

        Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our 2027 Notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. The swaps have the economic effect of converting interest on our secured term loan facility from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest. Interest paid was £13.2 million in the year ended 30 June 2016, a decrease of £29.4 million compared to £42.6 million in interest paid in the year ended 30 June 2015. The decrease of £29.4 million was primarily due to a reduction in interest on our 2027 Notes, as compared to the 2017 Dollar Notes, and on our secured term loan facility following the debt refinancing in June 2015. Interest paid was £27.7 million for the year ended 30 June 2014.

        Net cash generated from operating activities was £186.1 million in the year ended 30 June 2016, compared to net cash generated from operating activities of £143.9 million for the year ended 30 June 2015. Net cash generated from operating activities was £72.8 million for the year ended 30 June 2014.

Net cash used in investing activities

        Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and invest in the expansion of our training facility, the Aon Training Complex.

        Net cash used in investing activities for the year ended 30 June 2016 was £104.8 million, an increase of £2.5 million from £102.3 million for the year ended 30 June 2015. Net cash used in investing activities for the year ended 30 June 2014 was £89.7 million.

        For the year ended 30 June 2016, net capital expenditure was £5.1 million, a decrease of £0.4 million from net expenditure of £5.5 million for the year ended 30 June 2015. Net capital expenditure for the year ended 30 June 2016 related mainly to refurbishment work at Old Trafford and the Aon Training Complex. Net capital expenditure for the year ended 30 June 2015 related mainly to refurbishment work at Old Trafford and new pitches at the Aon Training Complex.

        For the year ended 30 June 2016, net expenditure on intangible assets was £99.7 million, an increase of £2.9 million from net expenditure of £96.8 million for the year ended 30 June 2015. Net expenditure on intangible assets for the year ended 30 June 2016 mainly comprised payments made for the acquisitions of Di Maria, Martial and Schneiderlin, less payments received relating to the disposal of Di Maria and Welbeck. Net expenditure on intangible assets for the year ended 30 June 2015 mainly comprised payments made for the acquisitions of Di Maria, Rojo, Fellaini, Depay and Shaw, less payments received relating to the disposal of Welbeck and Kagawa.

        For the year ended 30 June 2014, net capital expenditure on the purchase of property, plant and equipment was a cash outflow of £10.8 million related mainly to general development at Old Trafford and the Aon Training Complex. Net expenditure on intangible assets was £78.9 million mainly comprised of expenditures for the acquisitions of Fellaini, Herrera, Mata, van Persie and Zaha less payments received relating to the disposal of Berbatov, Brady, Buttner and O'Shea. As a result, net cash used in investing activities was £89.7 million.

Net cash generated from/(used in) financing activities

        Net cash used in financing activities for the year ended 30 June 2016 was £20.5 million, an increase of £65.1 million compared to net cash generated of £44.6 million for the year ended 30 June 2015. During the year ended 30 June 2016, we repaid borrowings of £0.4 million relating to the Alderley facility and paid four quarterly dividends amounting to $0.18 per share in the aggregate.

        During the year ended 30 June 2015, we issued £267.8 million ($425.0 million) in aggregate principal amount of the 2027 Notes. We used the proceeds to repurchase all of our outstanding 2017 Dollar Notes, comprising a principal value of £169.6 million ($269.2 million) and a premium on repurchase of £3.6 million ($5.6 million). We also amended the terms of our secured term loan facility, reducing the outstanding principal amount by £57.2 million ($90.7 million), reducing the interest rate to LIBOR plus an applicable margin between 1.75% per annum and 1.25% per annum, and extending the term of the facility to June 2025.

        Net cash used in financing activities for the year ended 30 June 2014 was £5.0 million. During the year ended 30 June 2014, we repaid £5.0 million of borrowings, primarily relating to the secured term loan facility.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility and our 2027 Notes. As part of the security for our secured term loan facility, our 2027 Notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

        Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. as lender. As of 30 June 2016 the sterling equivalent of £166.0 million (net of unamortized issue costs of £2.7 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

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

        The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/loss for the period before depreciation, amortization of, and (loss)/profit on disposal of, intangible assets, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League.

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

Senior secured notes

        Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes due 2027 (which we refer to throughout this Annual Report as the "2027 Notes"). As of 30 June 2016 the sterling equivalent of £314.3 million (net of unamortized issue costs of £4.4 million) was outstanding. The outstanding principal amount was $425.0 million. The 2027 Notes mature on 25 June 2027.

        The 2027 Notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc.

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

        The 2027 Notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the 2027 Notes then outstanding, or in full, at any time at 100% of the principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the 2027 Notes up to 25 June 2027.

Revolving facility

        Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 June 2016, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facilities agreement.

        Our initial revolving facility is scheduled to expire on 26 June 2021 (although it may be possible for any subsequent incremental facility thereunder to expire at a later date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

        Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving facility by giving not less than three business days' prior notice to the Agent under the facility. Any loan drawn under the revolving facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving facilities agreement) be re-borrowed.

        Loans under the revolving facility bear interest at a rate per annum equal to LIBOR (or in relation to a loan in euros, EURIBOR) (provided that if that rate is less than zero, LIBOR or, as the case may be, EURIBOR, shall be deemed to be zero) plus the applicable margin.

        The applicable margin if no event of default has occurred and is continuing, it means the following:

Total net leverage ratio (as defined in the revolving facilities agreement)	Margin % (per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

        While any default is continuing, the applicable margin shall be the highest level set forth above.

        A commitment fee is payable on the available but undrawn amount of the revolving facility, at a rate equal to 40% per annum of the applicable margin.

        Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities.

        In addition to the general covenants described below, the revolving facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the revolving facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters.

        Our revolving facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries' ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the revolving facility are subject to certain thresholds and exceptions described in the agreement governing the revolving facility.

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2016, £4.6 million was outstanding under the Alderley facility. £0.9 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.7 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

        As of 30 June 2016, we were in compliance with all covenants in relation to indebtedness.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2016 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2016 is £41.6 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2016, we believe receipt of £1.6 million to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2016, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2016:

	Payments due by period(1)
	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total
	(in £ thousands)
Long-term debt obligations(2)	18,967	41,245	18,498	519,921	598,631
Finance lease obligations	—	—	—	—	—
Operating lease obligations(3)	2,635	4,512	175	4,028	11,350
Purchase obligations(4)	214,566	20,366	488	—	235,420
Other long-term liabilities	—	—	—	—	—

Total	236,168	66,123	19,161	523,949	845,401

(1)
This table reflects contractual non-derivative financial obligations including interest and operating lease payments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2016, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our 2027 Notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 30 June 2016, we had £4.6 million outstanding under the Alderley facility. See "Item 5.B. Liquidity and Capital Resources—Indebtedness—Description of principal indebtedness" and note 24 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 28.1 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of registrations, inventory and capital commitments. Purchase obligations do not include contingent transfer fees of £41.6 million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in note 29.2 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report, as of 30 June 2016, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	55	Executive Co-Chairman and Director
Joel Glazer	49	Executive Co-Chairman and Director
Edward Woodward	44	Executive Vice Chairman and Director
Richard Arnold	45	Group Managing Director and Director
Jamieson Reigle	39	Commercial Director and Director
Cliff Baty	46	Chief Financial Officer
Kevin Glazer	54	Director
Bryan Glazer	51	Director
Darcie Glazer Kassewitz	48	Director
Edward Glazer	46	Director
Robert Leitão	53	Independent Director
Manu Sawhney	49	Independent Director
John Hooks	60	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 55, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company between from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 49, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance and International Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 44, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. He is also a director of MUTV Limited. In 2015 he was elected to the Board of Directors of the European Clubs Association (ECA)—the sole independent body directly representing football clubs at a European level. He also chairs the ECA Marketing and Communications Working Group. Mr. Woodward represents the Club at meetings of the English Premier League's shareholders. He oversees the strategy and planning for the football club, including the world-renowned Academy for young players and the development of world class training facilities at the Aon Training Complex. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the Club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy, led out of the London office. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 45, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and mobile & content business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold is on the board of Manchester United Merchandising Limited and MUTV Limited. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Jamieson Reigle, aged 39, is the Company's Commercial Director and a Director of the Company. He is responsible for managing the sponsorship and licensing sales, relationship marketing, tours, events and commercial strategy teams globally. From 2012 to 2015, Mr. Reigle served as the Company's Managing Director, Asia Pacific responsible for the management and growth of the Company's business in the Asia Pacific region. Mr. Reigle joined Manchester United in 2007 and previously served as Director of Corporate Development with responsibility for the Company's capital structure, investor relations and growth strategy. Prior to Manchester United Limited, Mr. Reigle worked in private equity with The Carlyle Group and in investment banking with J.P. Morgan. He received a Bachelor of Arts degree in Economics from Dartmouth College and a Master of Business Administration from Stanford University's Graduate School of Business.

        Cliff Baty, aged 46, is the Company's Chief Financial Officer. He was appointed in March 2016. He is responsible for managing all aspects of financial reporting and financial control of the Company. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the Board of Directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

        Kevin Glazer, aged 54, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 51, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 48, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 46, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer received a bachelor's degree from Ithaca College.

        Robert Leitão, aged 53, is an Independent Director of the Company. He is Head of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 49, is an Independent Director of the Company. With over 25 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney is the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state's premier sporting, lifestyle and entertainment destination. Prior to his current role, Mr. Sawhney was the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the Board. He was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various markets across Asia including business expansion in Taiwan, start-up of a new joint venture in Korea, consolidation of business in China and securing long terms strategic partnerships in India, Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings, a subsidiary of British American Tobacco. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and was an advisor to STAR India (a wholly owned subsidiary of 21st Century Fox).

        John Hooks, aged 60, is an Independent Director of the Company. He has been in the luxury fashion industry for over 35 years and has held positions in some of the sector's most influential companies. Having graduated from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin. For three years he was the commercial director for the pret-a-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT's regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company's global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks is currently CEO of Pacific Global Management. He is Executive Chairman and CEO of Elite World and serves as a member of the Board of Directors of La Perla. He is also on the board of Miroglio Fashion and is a senior adviser to McKinsey & Company.

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

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2016 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2016 was £11.1 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2016 was £0.1 million.

Employment or Service Agreements

        We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. In order to align the interests of our executive management with our shareholders, members of our executive management are eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our 2012 Equity Incentive Award Plan (the "Equity Plan"). The amount of the awards will generally be subject to the discretion of our board of directors and our remuneration committee. In order to encourage retention, the awards are eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of the awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member's annual salary for so long as such member is employed by us.

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

        During the year ended 30 June 2016 certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	259,155
Awarded during the year	186,626
Vested during the year	(152,206)

Outstanding at the end of the year	293,575

        The fair value of shares awarded during the year was $15.75 (£11.81) per share.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 15,366,845 remain available for issuance as of 8 September 2016.

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2016, 2015 and 2014, including directors, was as follows:

	2016 Number	2015 Number	2014 Number
Average number of employees:
Football—players	74	73	79
Football—technical and coaching	94	89	92
Commercial	111	122	138
Media	94	89	91
Administration and other	426	440	469

Average monthly number of employees	799	813	869

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,124, 2,275 and 2,323 temporary employees in fiscal years 2016, 2015 and 2014, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 8 September 2016:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)(3)	—		—		7,000,000	5.65%	5.47%
Joel Glazer(2)(4)	—		—		7,000,000	5.65%	5.47%
Edward Woodward		(*)		(*)	—	—	(*)
Richard Arnold		(*)		(*)	—	—	(*)
Jamieson Reigle		(*)		(*)	—	—	(*)
Cliff Baty		(*)		(*)	—	—	(*)
Kevin Glazer(2)(5)	—		—		7,000,000	5.65%	5.47%
Bryan Glazer(2)(6)	—		—		7,000,000	5.65%	5.47%
Darcie Glazer Kassewitz(2)(7)	—		—		7,000,000	5.65%	5.47%
Edward Glazer(2)(8)	—		—		4,000,000	3.23%	3.12%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 8 September 2016, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Red Football LLC(2)	8,019,033	20.03%	85,000,000	68.55%	67.03%
Baron Capital Group, Inc	15,089,806	37.70%	—	—	1.18%
Lansdowne Partners Limited	4,941,440	12.35%	—	—	0.39%
Jupiter Asset Management Limited	2,806,959	7.01%	—	—	0.22%
FMR LLC	2,436,475	6.09%	—	—	0.19%
Avram Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Joel M. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Kevin Glazer Irrevocable Exempt Family Trust	—	—	7,000,000	5.65%	5.47%
Bryan G. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%
Darcie S. Glazer Irrevocable Exempt Trust	—	—	7,000,000	5.65%	5.47%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
See "Controlling Shareholder" below for further information on Red Football LLC.

        Since 8 September 2013, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

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

  •
  on 13 August 2015, Lansdowne Partners (UK) LLP made a public filing that it held 3,931,445 of our Class A ordinary shares, representing 0.31% of total voting power;

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

  •
  on 25 August 2015, FMR LLC made a public filing that it held 3,979,700 of our Class A ordinary shares, representing 0.31% of total voting power;

  •
  on 8 January 2016, Lansdowne Partners (UK) LLP made a public filing that it held 4,941,440 of our Class A ordinary shares, representing 0.39% of total voting power;

  •
  on 12 February 2016, FMR LLC made a public filing that it held 2,912,144 of our Class A ordinary shares, representing 0.23% of total voting power;

  •
  on 12 February 2016, Jupiter Asset Management Limited made a public filing that it held 2,723,839 of our Class A ordinary shares, representing 0.21% of total voting power;

  •
  on 12 February 2016, Red Football LLC made a public filing that it held 8,019,033 of our Class A ordinary shares and 85,000,000 of our Class B ordinary shares, representing 67.03% of total voting power;

  •
  on 16 February 2016, Baron Capital Group Inc. made a public filing that it held 15,748,438 of our Class A ordinary shares, representing 1.23% of total voting power;

  •
  on 10 August 2016, Jupiter Asset Management Limited made a public filing that it held 2,806,959 of our Class A ordinary shares, representing 0.22% of total voting power;

  •
  on 11 August 2016, FMR LLC made a public filing that it held 2,436,475 of our Class A ordinary shares, representing 0.19% of total voting power; and

  •
  on 15 August 2016, Baron Capital Group Inc. made a public filing that it held 15,089,806 of our Class A ordinary shares, representing 1.18% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 8 September 2016, we had 40,023,157 Class A ordinary shares held by 2,589 U.S. resident shareholders of record, representing approximately 3.13% of total voting power and 124,000,000 Class B ordinary shares held by seven U.S. resident shareholders of record, representing approximately 96.87% of total voting power.

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

        As of 8 September 2016, Red Football LLC owned 8,019,033 of our Class A ordinary shares and 85,000,000 of our Class B ordinary shares, representing in total 67.03% of total voting power.

Shareholders' Arrangements

        As of 8 September 2016, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July

2013 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        In fiscal year 2016 we began paying a regular quarterly cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.045 per share. Our board of directors recently approved replacing the previous quarterly cash dividend with a regular semi-annual cash dividend of $0.09 per share. We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

        The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving facility, our secured term loan facility and the note purchase agreement governing our 2027 Notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources— Indebtedness." As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares.

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

B.    SIGNIFICANT CHANGES

Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2016, for total proceeds, net of associated costs, of £7,717,000. The associated net book value was £126,000.

        Subsequent to 30 June 2016 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £160,565,000.

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

	Per Share
	High	Low
	(in USD)
Annual
FY 2016	18.99	13.33
FY 2015	19.63	14.78
FY 2014	18.78	14.47
FY 2013 (10 August 2012 through 30 June 2013)	19.04	12.18
Quarterly
FY 2017
First Quarter (through 7 September 2016)	17.31	15.72
FY2016
First Quarter	18.80	17.16
Second Quarter	18.99	17.30
Third Quarter	17.50	13.33
Fourth Quarter	17.73	13.79
FY2015
First Quarter	19.63	15.19
Second Quarter	16.58	14.78
Third Quarter	17.41	15.26
Fourth Quarter	18.42	15.15
Monthly
2016
March	14.44	13.33
April	17.73	13.79
May	17.18	16.20
June	17.01	15.67
July	16.20	15.49
August	16.81	15.72
September (through 7 September 2016)	17.31	17.04

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 8 September 2016 we had 164,025,280 ordinary shares listed (comprising 40,025,280 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

  •
  Premier League Handbook, Season 2016/17. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2016/17. A copy of the Handbook is included as Exhibit 4.11 to this Annual Report.

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

        This summary does not address alternative minimum tax consequences or non-income tax consequences, such as estate or gift tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that hold Class A ordinary shares and not Class B ordinary shares, and it assumes that investors hold their Class A ordinary shares as capital assets (generally, property held for investment).

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

        Under the applicable Treasury regulations and administrative guidance, the withholding provisions described above generally apply to payments of dividends on our Class A ordinary shares, and also will apply on or after 1 January 2019 to payments of gross proceeds from a sale or other disposition of Class A ordinary shares. Prospective investors are encouraged to consult their tax advisors regarding the potential application of withholding under FATCA to an investment in our Class A ordinary shares.

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

F.     DIVIDENDS AND PAYING AGENTS

        American Stock Transfer & Trust Company is the paying agent for any dividends payable on our Class A ordinary shares and Class B ordinary shares in the United States.

        While our dividend policy contemplates a semi-annual dividend, we have no specific procedure for setting the date of any dividend entitlement, though we will set a record date for stock ownership to determine entitlement to any dividends that may be declared from time to time, in accordance with applicable laws, rules and regulations. The declaration and payment of future semi-annual dividends, if any, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements and the additional factors discussed above. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 31 to our audited consolidated financial statements as of 30 June 2016 and 2015 and for the years ended 30 June 2016, 2015 and 2014 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

        As of 30 June 2016, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £41.0 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2016, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve of approximately £26.9 million for the year ended 30 June 2016. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve of approximately £32.9 million for the year ended 30 June 2016.

        Payment and receipts of transfer fees may also give rise to foreign currency exposures. Due to the nature of player transfers we may not always be able to predict such cash flow until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to economically hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the revenue will be received. When hedging revenue to be received, we also take account of the credit risk of the counterparty.

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2016, we had £166.0 million of variable rate indebtedness outstanding under our secured term loan facility and £4.6 million of variable rate indebtedness outstanding under our Alderley credit facility. We manage our cash flow interest rate risk, where appropriate, using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, a hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

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

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2016, the fair value of outstanding interest rate swaps was a net liability of £9.7 million.

Embedded foreign exchange derivatives

        We have a number of currency based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2016, the fair value of such derivatives was a net asset of £5.2 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2016, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2016 was effective.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2016 and 2015. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2016 and 2015, and breaks down these amounts by category of service:

	2016 £'000	2015 £'000
Audit Fees	462	405
Tax Fees	690	243
All Other Fees	143	609

Total	1,295	1,257

Audit Fees

        Audit fees for the years ended 30 June 2016 and 2015 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees for the years ended 30 June 2016 and 2015 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in the year ended 30 June 2016 related to services in connection with corporate compliance matters.

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

4.7	Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.7 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.8
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.9	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.10	Premier League Handbook, Season 2015/16 (included as Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 15 October 2015).
4.11	Premier League Handbook, Season 2016/17.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

15 September 2016

Consolidated income statement

		Year ended 30 June
	Note	2016 £'000	2015 £'000	2014 £'000
Revenue	4	515,345	395,178	433,164
Operating expenses	5	(436,709)	(387,179)	(372,240)
(Loss)/profit on disposal of intangible assets	8	(9,786)	23,649	6,991

Operating profit		68,850	31,648	67,915

Finance costs		(20,459)	(35,419)	(27,668)
Finance income		442	204	256

Net finance costs	9	(20,017)	(35,215)	(27,412)

Profit/(loss) on ordinary activities before tax		48,833	(3,567)	40,503
Tax (expense)/credit	10	(12,462)	2,672	(16,668)

Profit/(loss) for the year attributable to owners of the parent		36,371	(895)	23,835

Earnings/(loss) per share attributable to owners of the parent during the year
Basic earnings/(loss) per share (pence)	11	22.19	(0.55)	14.55
Diluted earnings/(loss) per share (pence)(1)	11	22.13	(0.55)	14.54

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2016 and 2014, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

	Year ended 30 June
	2016 £'000	2015 £'000	2014 £'000
Profit/(loss) for the year	36,371	(895)	23,835

Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Fair value movements on cash flow hedges (note 31.2)	(58,025)	(32,602)	39,643
Tax credit/(expense) relating to cash flow hedges (note 31.2)	20,307	11,413	(13,956)
Exchange gain on translation of overseas subsidiary	—	—	46
Tax expense relating to translation of overseas subsidiary	—	—	(16)

Other comprehensive (loss)/income for the year, net of tax	(37,718)	(21,189)	25,717

Total comprehensive (loss)/income for the year attributable to owners of the parent	(1,347)	(22,084)	49,552

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2016 £'000	2015 £'000
ASSETS
Non-current assets
Property, plant and equipment	13	245,714	250,626
Investment property	14	13,447	13,559
Intangible assets	15	665,634	660,397
Derivative financial instruments	18	3,760	—
Trade and other receivables	19	11,223	3,836
Deferred tax asset	25	145,460	133,640

		1,085,238	1,062,058

Current assets
Inventories	16	926	—
Derivative financial instruments	18	7,888	27
Trade and other receivables	19	128,657	83,627
Tax receivable		—	124
Cash and cash equivalents	20	229,194	155,752

		366,665	239,530

Total assets		1,451,903	1,301,588

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (continued)

		As of 30 June
	Note	2016 £'000	2015 £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	52	52
Share premium		68,822	68,822
Merger reserve		249,030	249,030
Hedging reserve		(32,989)	4,729
Retained earnings		173,367	155,285

		458,282	477,918

Non-current liabilities
Derivative financial instruments	18	10,637	2,769
Trade and other payables	23	41,450	48,078
Borrowings	24	484,528	410,482
Deferred revenue		38,899	21,583
Deferred tax liabilities	25	14,364	17,311

		589,878	500,223

Current liabilities
Derivative financial instruments	18	2,800	2,966
Tax liabilities		6,867	2,105
Trade and other payables	23	199,668	131,283
Borrowings	24	5,564	485
Deferred revenue		188,844	186,608

		403,743	323,447

Total equity and liabilities		1,451,903	1,301,588

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2013	52	68,822	249,030	231	129,825	447,960

Profit for the year	—	—	—	—	23,835	23,835
Cash flow hedges	—	—	—	39,643	—	39,643
Tax expense relating to cash flow hedges	—	—	—	(13,956)	—	(13,956)
Currency translation differences	—	—	—	—	46	46
Tax expense relating to currency translation differences	—	—	—	—	(16)	(16)

Total comprehensive income for the year	—	—	—	25,687	23,865	49,552
Equity-settled share-based payments (note 22)	—	—	—	—	1,138	1,138

Balance at 30 June 2014	52	68,822	249,030	25,918	154,828	498,650

Loss for the year	—	—	—	—	(895)	(895)
Cash flow hedges	—	—	—	(32,602)	—	(32,602)
Tax credit relating to cash flow hedges	—	—	—	11,413	—	11,413

Total comprehensive loss for the year	—	—	—	(21,189)	(895)	(22,084)
Equity-settled share-based payments (note 22)	—	—	—	—	1,352	1,352

Balance at 30 June 2015	52	68,822	249,030	4,729	155,285	477,918

Profit for the year	—	—	—		36,371	36,371
Cash flow hedges	—	—	—	(58,025)	—	(58,025)
Tax credit relating to cash flow hedges	—	—	—	20,307	—	20,307

Total comprehensive (loss)/income for the year	—	—	—	(37,718)	36,371	(1,347)
Equity-settled share-based payments (note 22)	—	—	—	—	1,795	1,795
Dividends paid (note 12)	—	—	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	249,030	(32,989)	173,367	458,282

Movements on the hedging reserve are provided in note 31.2.

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2016 £'000	2015 £'000	2014 £'000
Cash flows from operating activities
Cash generated from operations	26	200,864	195,021	101,704
Interest paid		(13,219)	(42,624)	(27,669)
Debt finance costs relating to borrowings		—	(6,508)	(123)
Interest received		487	502	254
Tax paid		(2,040)	(2,466)	(1,375)

Net cash generated from operating activities		186,092	143,925	72,791

Cash flows from investing activities
Payments for property, plant and equipment		(5,101)	(5,466)	(10,847)
Proceeds from sale of property, plant and equipment		19	—	50
Payments for intangible assets		(138,095)	(117,446)	(92,942)
Proceeds from sale of intangible assets		38,357	20,649	14,025

Net cash used in investing activities		(104,820)	(102,263)	(89,714)

Cash flows from financing activities
Proceeds from borrowings		—	272,539	—
Repayment of borrowings		(371)	(227,950)	(4,997)
Dividends paid		(20,084)	—	—

Net cash (used in)/generated from financing activities		(20,455)	44,589	(4,997)

Net increase/(decrease) in cash and cash equivalents		60,817	86,251	(21,920)
Cash and cash equivalents at beginning of year		155,752	66,365	94,433
Effects of exchange rate changes on cash and cash equivalents		12,625	3,136	(6,148)

Cash and cash equivalents at end of year	20	229,194	155,752	66,365

See accompanying notes to the consolidated financial statements.

Notes to the consolidated financial statements

1 General information

        Manchester United plc (the "Company") and its subsidiaries (together the "Group") is a professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company's shares are listed on the New York Stock Exchange.

        These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

        These financial statements were approved by the Audit Committee on 15 September 2016.

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

        The Group has adopted the following new and amended IFRS standards and interpretations for the first time for the financial year beginning on 1 July 2015. None of these had a material impact on the consolidated financial statements of the Group.

  •
  Amendment to IAS 32, "Financial Instruments: Presentation"

  •
  Annual improvements to IFRSs 2012 - 2014

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

  •
  IFRS 9, "Financial instruments". While the Group has yet to undertake a detailed assessment it does not expect the new standard to have a significant impact on the classification and measurement of financial assets and financial liabilities and it would appear that the Group's current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

    The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group's disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

  •
  IFRS 15, "Revenue from contracts with customers". Management is currently assessing the effects of applying the new standard. At this stage, the Group is not able to estimate the impact of the new rules on the Group's financial statements. The Group will make more detailed assessments of the impact over the next twelve months. The Group expects to adopt IFRS 15 from 1 July 2018.

  •
  IFRS 16, "Leases". The new standard will affect primarily the accounting for the Group's operating leases. As at the reporting date, the Group has non-cancellable operating lease commitments of £11,351,000, see note 28.1. However, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group's profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

  •
  Amendment to IAS 12, "Income taxes".

  •
  Amendment to IAS 7, "Cashflow statements".

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Intercompany transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

d)    Exchange rates

        The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2016	2015	2014	2016	2015	2014
Euro	1.2009	1.4102	1.2491	1.3363	1.3180	1.2002
US Dollar	1.3332	1.5712	1.7097	1.4774	1.5815	1.6275

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

a)    Commercial

        Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United first team undertaking tours.

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

        The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club's first team wins the Premier League, FA Cup or Champions League, or decrease if the club's first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

4 million per year and the maximum possible reduction being 30% of the applicable payment for that year. Revenue is currently being recognized based on management's estimate that the full minimum guarantee amount will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

        Retail revenue is recognized at the point of sale while license revenue is recognized in the period in which the goods and services are provided.

        Mobile & content revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the commercial rights enjoyed by the individual partner. In instances where the commercial rights remain the same over the duration of the contract, revenue is recognized on a straight-line basis.

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

c)     Matchday

        Matchday revenue is recognized based on matches played throughout the year with revenue from each match being recognized only when the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used.

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

        The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The Group's contributions into this scheme are reflected within the income statement when they fall due.

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

        The current tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, it reports as a US domestic corporation for US federal income tax purposes and is subject to US federal income tax on the Group's worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the UK. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

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

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.11 Dividend distribution

        Dividend distributions to the Company's shareholders are recognized when they become legally payable. In the case of interim dividends, this is when they are paid.

2.12 Property, plant and equipment

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

        Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

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

2.13 Investment property

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

2.14 Intangible assets—goodwill

a.     Initial recognition

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition.

b.     Impairment

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

2.15 Intangible assets—registrations and football staff remuneration

a)    Remuneration

        Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and key football management staff for that period. Any performance bonuses are recognized when the Company considers that it is probable that the condition related to the payment will be achieved.

        Signing-on fees are typically paid to players and key football management staff in equal annual installments over the term of the contract. Installments are paid at or near the beginning of each financial year and recognized as prepayments within trade and other receivables. They are subsequently charged to the income statement (as operating expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities.

        Loyalty fees are bonuses which are paid to players and key football management staff either at the beginning of a renewed contract or in installments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the individual to subsequently leave the club during their new contract

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in equal annual installments over the term of the contract. These are paid at the beginning of each financial year and the related charge is recognized within operating expenses in the income statement on a straight-line basis over that period.

b)    Initial recognition

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, FAPL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the FAPL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of registrations, is disclosed in note 29.2. Costs are fully amortized using the straight-line method over the period covered by the player's and key football management staff contract.

c)     Renegotiation

        Where a contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.

d)    Disposals

        Assets available for sale (principally players' registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to a period end. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

        Gains and losses on disposal of players' and key football management staff registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in the income statement within profit on disposal of intangible assets. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in the income statement on the date the conditions are met.

        Loan fee income on players temporarily loaned to other football clubs is recognized separately in the income statement within (loss)/profit on disposal of intangible assets.

e)     Impairment

        Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

recovery) cannot generate cash flows on his own. While management does not consider any individual can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group's best estimate of the individual's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.16 Intangible assets—other

        Other intangible assets comprise website, mobile applications and trademark registration costs and are initially measured at cost and are subsequently carried at cost less accumulated amortization and any provision for impairment.

        Amortization is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

Website and mobile applications	5 years
Trademark registrations	10 years

        The assets' residual values and useful lives are reviewed and adjusted if appropriate at each balance sheet date.

2.17 Derivative financial instruments and hedging activities

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

        The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. The gain or loss relating to any ineffective portion is recognized in the income statement immediately.

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

2.18 Inventories

        Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.19 Trade and other receivables

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

2.20 Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.21 Share capital and reserves

        Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction from the proceeds of the issue.

        The merger reserve arose as a result of reorganization transactions and represents the difference between the equity of the acquired company (Red Football Shareholder Limited) and the investment by the acquiring company (Manchester United plc).

        The hedging reserve is used to reflect the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges.

2.22 Trade and other payables

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

2.23 Borrowings

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

a)    Revenue recognition—minimum guarantee

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

Notes to the consolidated financial statements (Continued)

3 Critical accounting estimates and judgments (Continued)

        The minimum guarantee payable by adidas is subject to certain adjustments. Payments due in a particular year may increase if the club's first team wins certain competitions or decrease if the club's first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible reduction being 30% of the applicable payment for that year. Management's current best estimate is that the full minimum guarantee amount will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

b)    Intangible assets—goodwill

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

c)     Intangible assets—registrations

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's and key football management staff registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. A provision of £10.4 million relating to this contingent consideration has been recognized on the balance sheet as of 30 June 2016. The maximum additional amount that could be payable as of that date is disclosed in note 29.2.

        The Group will perform an impairment review on intangible assets, including player and key football management staff registrations, if adverse events indicate that the amortized carrying value of the asset may not be recoverable. While no individual can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group's best estimate of the individual's fair value less any costs to sell.

d)    Tax

        Tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time the Group is involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on management's assessment of each case. Future tax expense or credit may be higher or lower than

Notes to the consolidated financial statements (Continued)

3 Critical accounting estimates and judgments (Continued)

estimates made when determining whether it is appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of tax provisions in future periods.

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

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2016 £'000	2015 £'000	2014 £'000
Commercial	268,318	196,931	189,315
Broadcasting	140,440	107,664	135,746
Matchday	106,587	90,583	108,103

	515,345	395,178	433,164

        Revenue derived from entities accounting for more than 10% of revenue in either 2016, 2015 or 2014 were as follows:

	2016 £'000	2015 £'000	2014 £'000
Premier League	99,767	100,534	92,752
adidas	72,746	—	—
General Motors (Chevrolet)	58,896	58,534	<10%

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

Notes to the consolidated financial statements (Continued)

5 Operating expenses

	2016 £'000	2015 £'000	2014 £'000
Employee benefit expense (note 7)	(232,242)	(202,561)	(214,803)
Operating lease costs	(2,392)	(2,631)	(2,352)
Auditors' remuneration: audit of parent company and consolidated financial statements	(26)	(23)	(17)
Auditors' remuneration: audit of the Company's subsidiaries	(436)	(382)	(299)
Auditors' remuneration: tax compliance services	(690)	(243)	(159)
Auditors' remuneration: other services	(143)	—	(244)
Foreign exchange gains/(losses)	3,345	435	(4,103)
Fair value movements on forward foreign exchange contracts	8,230	(5,498)	(59)
Loss on disposal of property, plant and equipment	(126)	(5)	(24)
Depreciation—property, plant and equipment (note 13)	(9,967)	(10,212)	(8,549)
Depreciation—investment property (note 14)	(112)	(112)	(116)
Amortization (note 15)	(88,009)	(99,687)	(55,290)
Other operating expenses	(99,006)	(63,924)	(81,041)
Exceptional items (note 6)	(15,135)	(2,336)	(5,184)

	(436,709)	(387,179)	(372,240)

        In addition to the auditors' remuneration charges disclosed above for the year ended 30 June 2015 are amounts of £609,000 relating to tax planning advice, general assurance and other advice in connection with the public sale of Class A ordinary shares and either charged as exceptional items when they are not directly attributable to the issue of new shares (see note 6) or offset against share premium when they are directly attributable to the issue of new shares, and advice in connection with the debt refinancing in June 2015 and either charged as finance costs or carried forward in the balance sheet as unamortized debt issue costs.

6 Exceptional items

	2016 £'000	2015 £'000	2014 £'000
Compensation paid for loss of office	(8,442)	—	(4,891)
Impairment—registrations (note 15)	(6,693)	—	—
Football League pension scheme deficit (note 30)	—	(1,247)	—
Professional adviser fees relating to public sale of Class A ordinary shares	—	(1,089)	—
Impairment—investment property (note 14)	—	—	(293)

	(15,135)	(2,336)	(5,184)

        Compensation paid for loss of office relates to amounts payable to former team managers and certain members of the coaching staff.

        The registrations' impairment charge represents a reduction in the carrying value of a player no longer considered to be a member of the first team playing squad.

Notes to the consolidated financial statements (Continued)

6 Exceptional items (Continued)

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme as per the latest triennial actuarial valuation at 31 August 2014.

        Professional adviser fees relating to the public sale of Class A ordinary shares are recognized as an expense when they are not directly attributable to the issue of new shares or when a particular offer is no longer being pursued. The fees for the year ended 30 June 2015 include £359,000 relating to services provided by the Group's auditors.

        The investment property impairment charge represents reductions in the market value of investment properties held by the Group, based on external valuations undertaken.

7 Employees

7.1   Employee benefit expense and average number of people employed

        The average number of employees during the year, including directors, was as follows:

	2016 Number	2015 Number	2014 Number
By activity:
Football—players	74	73	79
Football—technical and coaching	94	89	92
Commercial	111	122	138
Media	94	89	91
Administration and other	426	440	469

Average number of employees	799	813	869

        The Group also employs approximately 2,124 temporary staff on match days (2015: 2,275; 2014: 2,323), the costs of which are included in employee costs below.

        Particulars of employee costs are as shown below:

	2016 £'000	2015 £'000	2014 £'000
Wages and salaries (including bonuses)	(202,982)	(178,637)	(189,173)
Share-based payments (note 22)	(3,334)	(2,591)	(1,852)
Social security costs	(23,499)	(18,869)	(21,396)
Other pension costs—defined contribution (note 30)	(2,427)	(2,464)	(2,382)

	(232,242)	(202,561)	(214,803)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 30.

7.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The

Notes to the consolidated financial statements (Continued)

7 Employees (Continued)

compensation paid or payable to key management for employee services, which is included in the employee costs table above, is shown below:

	2016 £'000	2015 £'000	2014 £'000
Short-term employee benefits	(7,908)	(7,324)	(5,796)
Share-based payments	(3,131)	(2,366)	(1,852)
Post-employment benefits	(70)	(61)	(132)

	(11,109)	(9,751)	(7,780)

8 (Loss)/profit on disposal of intangible assets

	2016 £'000	2015 £'000	2014 £'000
(Loss)/profit on disposal of registrations	(9,786)	19,675	6,991
Player loan fee income	—	3,974	—

	(9,786)	23,649	6,991

9 Net finance costs

	2016 £'000	2015 £'000	2014 £'000
Interest payable on bank loans and overdrafts	(1,381)	(1,840)	(2,402)
Interest payable on secured term loan facility and senior secured notes	(17,306)	(21,055)	(19,350)
Amortization of issue costs on secured term loan facility and senior secured notes	(544)	(5,978)	(1,936)
Premium on repurchase of senior secured notes (note 24)	—	(3,552)	—
Costs associated with debt financing	—	(1,443)	—
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(4,136)	(288)	(2,712)
Unwinding of discount factors relating to player transfer fees	(2,380)	(2,708)	(334)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	5,288	1,280	(1,320)
Interest rate swaps	—	165	386

Total finance costs	(20,459)	(35,419)	(27,668)
Total finance income—interest receivable on short-term bank deposits	442	204	256

Net finance costs	(20,017)	(35,215)	(27,412)

Notes to the consolidated financial statements (Continued)

10 Tax

	2016 £'000	2015 £'000	2014 £'000
Current tax:
Current tax on profit/(loss) for the year	(4,633)	(223)	(22)
Adjustment in respect of previous years(1)	(2,476)	(547)	(128)
Foreign tax	(1,279)	(684)	(1,472)

Total current tax expense	(8,388)	(1,454)	(1,622)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(3,879)	(978)	(9,959)
Adjustment in respect of previous years(1)	5,039	152	297

Total US deferred tax credit/(expense) (note 25)	1,160	(826)	(9,662)

UK deferred tax:
Origination and reversal of temporary differences	(5,258)	4,790	(7,457)
Adjustment in respect of previous years(1)	(2,687)	162	(191)
Impact of change in UK corporation tax rate	2,711	—	2,264

Total UK deferred tax (expense)/credit (note 25)	(5,234)	4,952	(5,384)

Total deferred tax (expense)/credit	(4,074)	4,126	(15,046)

Total tax (expense)/credit	(12,462)	2,672	(16,668)

        A reconciliation of the total tax (expense)/credit is as follows:

	2016 £'000	2015 £'000	2014 £'000
Profit/(loss) before tax	48,833	(3,567)	40,503

Profit/(loss) before tax multiplied by weighted average US corporate tax rate of 35.0% (2015: 35.0%; 2014: 35.0%)	(17,092)	1,249	(14,176)
Tax effects of:
Adjustment in respect of previous years(1)	(124)	(233)	(22)
Difference in tax rates on non US operations	(612)	48	(247)
Foreign exchange gains/(losses) on US dollar denominated tax basis(2)	5,755	1,783	(1,942)
Expenses not deductible for tax purposes	(389)	(175)	(281)

Total tax (expense)/credit	(12,462)	2,672	(16,668)

(1)
From time to time, the Group is involved in discussions in relation to ongoing matters with the relevant authorities. Where appropriate, the Directors make provisions based on their assessment of each case. In the year a provision was made in respect of ongoing enquiries relating to prior years. The impact in respect of the ongoing enquiries is to increase the UK current tax expense by £2,302,000 and UK deferred tax expense by £2,702,000. This is fully offset by a corresponding increase in the US deferred tax credit of £5,004,000. The overall prior year adjustment expense of £124,000 relates to standard provision to return true ups.

(2)
Foreign exchange gains/(losses) on US dollar denominated tax basis arise because the associated deferred tax asset has to be retranslated at each balance sheet date.

Notes to the consolidated financial statements (Continued)

10 Tax (Continued)

        In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2016 £'000	2015 £'000	2014 £'000
Current tax	1,466	4	(1,836)
US deferred tax (note 25)	10,660	4,835	(5,835)
UK deferred tax (note 25)	8,181	6,574	(6,285)

Total tax credit/(expense) recognized in other comprehensive income	20,307	11,413	(13,956)

11 Earnings/(loss) per share

(a)   Basic

        Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to owners of the parent by the weighted average number of ordinary shares in issue during the year.

	2016	2015	2014
Class A ordinary shares (thousands)	39,890	39,795	39,814
Class B ordinary shares (thousands)	124,000	124,000	124,000

	163,890	163,795	163,814

Profit/(loss) attributable to owners of the parent (£'000)	36,371	(895)	23,835
Basic earnings/(loss) per share (pence)	22.19	(0.55)	14.55

(b)   Diluted

        Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the "Equity Plan"). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year.

	2016	2015	2014
Class A ordinary shares (thousands)	39,890	39,795	39,814
Adjustment for assumed conversion into Class A ordinary shares (thousands)	429	— (1)	79
Class B ordinary shares (thousands)	124,000	124,000	124,000

	164,319	163,795	163,893

Profit/(loss) attributable to owners of the parent (£'000)	36,371	(895)	23,835
Diluted earnings/(loss) per share (pence)	22.13	(0.55)	14.54

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2016 and 2014, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

Notes to the consolidated financial statements (Continued)

12 Dividends

        Dividends paid in the year ended 30 June 2016 amounted to $0.18 per share, the pounds sterling equivalent of which was £0.12 per share. Dividends paid in the year ended 30 June 2015 amounted to £nil per share. Dividends paid in the year ended 30 June 2014 amounted to £nil per share.

13 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
At 1 July 2014
Cost	270,319	39,761	35,427	345,507
Accumulated depreciation	(36,895)	(32,476)	(21,277)	(90,648)

Net book amount	233,424	7,285	14,150	254,859

Year ended 30 June 2015
Opening net book amount	233,424	7,285	14,150	254,859
Additions	149	1,443	4,392	5,984
Transfers	(421)	(276)	697	—
Disposals	—	(4)	(1)	(5)
Depreciation charge	(3,333)	(2,713)	(4,166)	(10,212)

Closing net book amount	229,819	5,735	15,072	250,626

At 30 June 2015
Cost	270,047	39,826	40,269	350,142
Accumulated depreciation	(40,228)	(34,091)	(25,197)	(99,516)

Net book amount	229,819	5,735	15,072	250,626

Year ended 30 June 2016
Opening net book amount	229,819	5,735	15,072	250,626
Additions	216	418	4,604	5,238
Transfers	(604)	600	4	—
Disposals	(19)	(133)	(31)	(183)
Depreciation charge	(3,486)	(2,379)	(4,102)	(9,967)

Closing net book amount	225,926	4,241	15,547	245,714

At 30 June 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)

Net book amount	225,926	4,241	15,547	245,714

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £213,200,000 (2015: £218,452,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 24).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

Notes to the consolidated financial statements (Continued)

14 Investment property

£'000
At 1 July 2014
Cost	19,128
Accumulated depreciation and impairment	(5,457)

Net book amount	13,671

Year ended 30 June 2015
Opening net book amount	13,671
Depreciation charge	(112)

Closing net book amount	13,559

At 30 June 2015
Cost	19,128
Accumulated depreciation and impairment	(5,569)

Net book amount	13,559

Year ended 30 June 2016
Opening net book amount	13,559
Depreciation charge	(112)

Closing net book amount	13,447

At 30 June 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)

Net book amount	13,447

        Investment property was externally valued as of 30 June 2016 in accordance with the Royal Institution of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014. The valuation supported the carrying amount as of 30 June 2016 and consequently there were no changes to the net book value. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.4). The fair value of investment property as of 30 June 2016 was £13,447,000.

        The property rental revenue earned by the Group from its investment property amounted to £1,336,000 (2015: £1,262,000; 2014: £1,276,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £652,000 (2015: £603,000; 2014: £551,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 28.2.

        Investment property with a net book amount of £6,691,000 (2015: £6,723,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 24).

        As of 30 June 2016, the Group had no contractual obligations to purchase, construct or develop investment property (2015: £nil). As of 30 June 2016, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2015: not material).

Notes to the consolidated financial statements (Continued)

15 Intangible assets

	Goodwill £'000	Registrations £'000	Other £'000	Total £'000
At 1 July 2014
Cost	421,453	412,797	—	834,250
Accumulated amortization	—	(208,225)	—	(208,225)

Net book amount	421,453	204,572	—	626,025

Year ended 30 June 2015
Opening net book amount	421,453	204,572	—	626,025
Additions	—	150,914	951	151,865
Disposals	—	(17,806)	—	(17,806)
Amortization charge	—	(99,534)	(153)	(99,687)

Closing book amount	421,453	238,146	798	660,397

At 30 June 2015
Cost	421,453	465,830	951	466,781
Accumulated amortization	—	(227,684)	(153)	(227,837)

Net book amount	421,453	238,146	798	660,397

Year ended 30 June 2016
Opening net book amount	421,453	238,146	798	660,397
Additions	—	167,089	1,815	168,904
Disposals	—	(68,965)	—	(68,965)
Amortization charge	—	(87,853)	(156)	(88,009)
Impairment charge (note 6)	—	(6,693)	—	(6,693)

Closing book amount	421,453	241,724	2,457	665,634

At 30 June 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)

Net book amount	421,453	241,724	2,457	665,634

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

        An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used post-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, player and capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2015: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Notes to the consolidated financial statements (Continued)

15 Intangible assets (Continued)

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 10.1% (2015: 9.5%) for each period, and certain assumptions around progression in domestic and European cup competitions, notably the Champions League.

        Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

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

Registrations

        The registrations' impairment charge for the year ended 30 June 2016 represents a reduction in the carrying value of a player no longer considered to be a member of the first team playing squad.

        The unamortized balance of existing registrations as of 30 June 2016 was £241.7 million, of which £110.1 million is expected to be amortized in the year ended 30 June 2017. The remaining balance is expected to be amortized over the three years to 30 June 2020. This does not take into account player additions after 30 June 2016, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2016, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Other

        Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2016 was £585,000 and £nil respectively (2015: £nil and £ nil respectively).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

16 Inventories

	2016 £'000	2015 £'000
Finished goods	926	—

        The cost of inventories recognized as an expense and included in operating expenses for the year amounted to £7,228,000 (2015: £nil; 2014: £nil).

        Write-downs of inventories to net realizable value amounted to £177,000 (2015: £nil; 2014: £nil). These were recognized as an expense during the year and included in operating expenses.

Notes to the consolidated financial statements (Continued)

17 Financial instruments by category

        The accounting classification of each category of financial instruments, and their carrying values, is set out in the following table:

	Note	2016 £'000	2015 £'000
Financial assets
At fair value through profit and loss:
Derivative financial instruments	18	11,648	27
Loans and receivables:
Trade and other receivables excluding prepayments(1)	19	127,275	77,352
Cash and cash equivalents	20	229,194	155,752

Total financial assets		368,117	233,131

Financial liabilities
Designated and effective as hedging instruments:
Derivative financial instruments	18	9,710	111
At fair value through profit and loss:
Derivative financial instruments	18	3,727	5,624
Other financial liabilities:
Trade and other payables excluding social security and other taxes(2)	23	225,354	166,649
Borrowings	24	490,092	410,967

Total financial liabilities		728,883	583,351

(1)
Prepayments are excluded from the trade and other receivables balance, as this analysis is required only for financial instruments.

(2)
Social security and other taxes are excluded from the trade and other payables balance, as this analysis is required only for financial instruments.

        The fair value of financial instruments is not materially different to their carrying amount. The Group's exposure to various risks associated with the financial instruments is discussed in note 31. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of financial assets mentioned above.

Notes to the consolidated financial statements (Continued)

18 Derivative financial instruments

	2016		2015
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(9,710)	—	(111)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	5,248	—	27	(67)
Forward foreign exchange contracts	6,400	(3,727)	—	(5,557)

	11,648	(13,437)	27	(5,735)

Less non-current portion:
Derivatives that are designated and effective as hedging instruments carried at fair value:
Interest rate swaps	—	(9,710)	—	(111)
Financial instruments carried at fair value through profit or loss:
Embedded foreign exchange derivatives	3,052	—	—	(67)
Forward foreign exchange contracts	708	(927)	—	(2,591)

Non-current derivative financial instruments	3,760	(10,637)	—	(2,769)

Current derivative financial instruments	7,888	(2,800)	27	(2,966)

        The ineffective portion recognized in profit or loss that arises from cash flow hedges amounts to £nil (2015: £nil).

        Further details of derivative financial instruments are provided in note 31.

19 Trade and other receivables

	2016 £'000	2015 £'000
Trade receivables	116,242	51,746
Less: provision for impairment of trade receivables	(6,451)	(3,897)

Net trade receivables	109,791	47,849
Other receivables	927	82
Accrued revenue	16,557	29,421

	127,275	77,352
Prepayments	12,605	10,111

	139,880	87,463

Less: non-current portion:
Trade receivables	11,223	3,836

Non-current trade and other receivables	11,223	3,836

Current trade and other receivables	128,657	83,627

Notes to the consolidated financial statements (Continued)

19 Trade and other receivables (Continued)

        Net trade receivables include transfer fees receivable from other football clubs of £46,646,000 (2015: £20,693,000) of which £11,223,000 (2015: £3,836,000) is receivable after more than one year. Net trade receivables also include £54,860,000 (2015: £21,856,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

        Information about the impairment of trade and other receivables, their credit quality and the Group's exposure to foreign currency risk, interest rate risk and credit risk can be found in note 31.

20 Cash and cash equivalents

	2016 £'000	2015 £'000
Cash at bank and in hand	229,194	155,752

        Cash and cash equivalents for the purposes of the statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2014	163,778	52
Employee share-based compensation awards—issue of shares	95	—

At 30 June 2015	163,873	52
Employee share-based compensation awards—issue of shares	152	—

At 30 June 2016	164,025	52

        The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company's governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. All shares issued by the Company are fully paid.

        As of 30 June 2016, the Company's issued share capital comprised 40,025,280 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Notes to the consolidated financial statements (Continued)

22 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,660,420 remain available for issuance.

        Certain directors and members of executive management have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. Employees are not entitled to dividends until the awards vest. The fair value of these shares was the quoted market price on the date of award, adjusted where applicable for expected dividends i.e. the fair value of the awards was reduced. It is assumed that semi-annual dividends will be paid for the foreseeable future and that none of the employees will leave the Group before the end of the vesting period. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient's liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly the awards may be either equity-settled or cash-settled.

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2015	259,155
Awarded	186,626
Vested	(152,206)

At 30 June 2016	293,575

        The fair value of the shares awarded during the year was $15.75 (£11.81) per share.

        For the year ended 30 June 2016 the Group recognized total expenses related to equity-settled share-based payment transactions of £1,795,000 (2015: £1,352,000; 2014: £1,138,000) and total expenses related to cash-settled share-based payment transactions of £1,539,000 (2015: £1,239,000; 2014: £714,000).

Notes to the consolidated financial statements (Continued)

23 Trade and other payables

	2016 £'000	2015 £'000
Trade payables	167,733	118,969
Other payables	2,865	2,064
Accrued expenses	54,756	45,616

	225,354	166,649
Social security and other taxes	15,764	12,712

	241,118	179,361

Less: non-current portion:
Trade payables	40,304	46,512
Other payables	1,146	1,566

Non-current trade and other payables	41,450	48,078

Current trade and other payables	199,668	131,283

        Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £156,292,000 (2015: £114,937,000) of which £40,304,000 (2015: £46,512,000) is due after more than one year.

        The fair value of trade and other payables is not materially different to their carrying amount.

24 Borrowings

	2016 £'000	2015 £'000
Senior secured notes due 2027	314,341	265,734
Secured term loan facility due 2025	166,018	140,182
Secured bank loan due 2018	4,564	4,937
Accrued interest on senior secured notes	5,169	114

	490,092	410,967

Less: non-current portion:
Senior secured notes due 2027	314,341	265,734
Secured term loan facility due 2025	166,018	140,182
Secured bank loan due 2018	4,169	4,566

Non-current borrowings	484,528	410,482

Current borrowings	5,564	485

        The senior secured notes due 2027 of £314,341,000 (2015: £265,734,000) is stated net of unamortized issue costs amounting to £4,441,000 (2015: £4,760,000). The outstanding principal amount of the notes is $425,000,000 (2015: $425,000,000). The notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The notes mature on 25 June 2027.

        The Group has the option to redeem the notes in part, in an amount not less than 5% of the aggregate principal amount of the 2027 Notes then outstanding, or in full, at any time at 100% of the

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the notes up to 25 June 2027.

        The notes were issued by our wholly-owned finance subsidiary, MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc.

        The secured term loan facility due 2025 of £166,018,000 (2015: £140,182,000) is stated net of unamortized issue costs amounting to £2,749,000 (2015: £3,021,000). The outstanding principal amount of the loan is $225,000,000 (2015: $225,000,000). The loan now attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the loan is now repayable on 26 June 2025, although the Group continues to have the option to repay the loan at any time.

        The loan was provided to our wholly-owned finance subsidiary, MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities.

        The secured bank loan of £4,564,000 (2015: £4,937,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LIBOR + 1% per annum. £920,000 (2015: £1,293,000) is repayable in quarterly installments through to July 2018, with the remaining balance of £3,644,000 (2015: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        The Group also has an undrawn committed borrowing facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2016 or 2015.

        The Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants, including a financial maintenance covenant that requires the Group to maintain a consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, registrations, exceptional items, net finance costs and tax ("EBITDA") of not less than £65 million for each 12 month testing period, as well as customary covenants, including (but not limited to) restrictions on incurring additional indebtedness; paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens. As of 30 June 2016, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

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

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2015 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2016 £'000
Non-current borrowings	410,482	—	74,046	484,528
Current borrowings	485	(12,622)	17,701	5,564
Less: cash and cash equivalents	(155,752)	(60,817)	(12,625)	(229,194)

	255,215	(73,439)	79,122	260,898

        Non-cash movements largely comprise a foreign exchange loss arising on translation of the US dollar denominated secured term loan facility and senior secured notes, amortization of debt issue costs and the movement on accrued interest on senior secured notes, partially offset by a foreign exchange gain arising on translation of foreign currency denominated cash and cash equivalents.

	At 1 July 2014 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2015 £'000
Non-current borrowings	326,803	48,433	35,246	410,482
Current borrowings	15,005	(34,723)	20,203	485
Less: cash and cash equivalents	(66,365)	(86,251)	(3,136)	(155,752)

	275,443	(72,541)	52,313	255,215

        Non-cash movements largely comprise a foreign exchange loss arising on translation of the US dollar denominated secured term loan facility and senior secured notes, amortization of debt issue costs, and the movement on accrued interest on senior secured notes.

Notes to the consolidated financial statements (Continued)

25 Deferred tax

        Deferred tax assets and liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset) for financial reporting purposes:

	2016 £'000	2015 £'000
US deferred tax assets:
• Deferred tax assets to be recovered after more than 12 months	(131,652)	(121,555)
• Deferred tax assets to be recovered within 12 months	(13,808)	(12,085)

	(145,460)	(133,640)

UK deferred tax liabilities:
• Deferred tax liabilities to be recovered after more than 12 months	13,170	16,671
• Deferred tax liabilities to be recovered within 12 months	1,194	640

	14,364	17,311

Net deferred tax asset	(131,096)	(116,329)

        The movement in US deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Unrealized foreign exchange and derivative movements £'000	Intangible assets £'000	Other £'000	Total £'000
At 1 July 2014	(33,062)	(14,696)	12,400	(81,780)	(12,493)	(129,631)
Expensed/(credited) to income statement (note 10)	3,896	(20,421)	(1,046)	12,425	5,972	826
Expensed/(credited) to other comprehensive income	6,574	—	(11,409)	—	—	(4,835)

At 30 June 2015	(22,592)	(35,117)	(55)	(69,355)	(6,521)	(133,640)
(Credited)/expensed to income statement (note 10)	(13,834)	13,459	(7,473)	8,764	(2,076)	(1,160)
Expensed/(credited) to other comprehensive income	9,650	—	(20,310)	—	—	(10,660)

At 30 June 2016	(26,776)	(21,658)	(27,838)	(60,591)	(8,597)	(145,460)

        Deferred tax assets are recognized only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which temporary differences can be utilized. At 30 June 2016, the current forecasts indicate that the Group will utilize US foreign tax credits, net operating losses and other temporary differences and accordingly, the associated deferred tax balances have recognized. US net operating losses can be carried forward up to twenty years and will fully expire if they are not utilized beforehand. US foreign tax credits can be carried forward up to ten years from the date when they crystallise and offset against future US taxable profits.

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other (including other fair value adjustments) £'000	Total £'000
At 1 July 2014	353	4,328	14,443	17,056	(6,056)	(1,287)	28,837
(Credited)/expensed to income statement (note 10)	(1,334)	(1,396)	(219)	(290)	173	(1,886)	(4,952)
Credited to other comprehensive income	—	—	—	—	—	(6,574)	(6,574)

At 30 June 2015	(981)	2,932	14,224	16,766	(5,883)	(9,747)	17,311
Expensed/(credited) to income statement (note 10)	1,665	326	(1,619)	(1,937)	4,088	2,711	5,234
Credited to other comprehensive income	—	—	—	—	—	(8,181)	(8,181)

At 30 June 2016	684	3,258	12,605	14,829	(1,795)	(15,217)	14,364

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2016 the Group had no accessible unrecognized deductible temporary differences, UK tax losses or unused tax credits (2015: £nil).

Notes to the consolidated financial statements (Continued)

26 Cash generated from operations

	Notes	2016 £'000	2015 £'000	2014 £'000
Profit/(loss) before tax		48,833	(3,567)	40,503
Depreciation	13, 14	10,079	10,324	8,665
Impairment	6	6,693	—	293
Amortization	15	88,009	99,687	55,290
Loss/(profit) on disposal of intangible assets		9,786	(23,649)	(6,991)
Net finance costs		20,017	35,215	27,412
Loss on disposal of property, plant and equipment		126	5	24
Equity-settled share-based payments	22	1,795	1,352	1,138
Net foreign exchange differences		570	(584)	925
Fair value adjustments to derivative financial instruments		(8,230)	5,498	59
Reclassified from hedging reserve		1,382	(4,713)	(1,035)
Increase in inventories		(926)	—	—
(Increase)/decrease in trade and other receivables(1)		(31,741)	58,503	(59,866)
Increase in trade and other payables and deferred revenue(1)		54,471	16,950	36,762
Decrease in provisions		—	—	(1,475)

Cash generated from operations		200,864	195,021	101,704

(1)
These amounts exclude non-cash movements in respect of the acquisition and disposal of registrations resulting in:

•
increases to intangible assets and trade and other payables of £98,165,000 (2015: £77,125,000; 2014: £75,060,000)

•
decreases to intangible assets and trade and other receivables of £47,465,000 (2015: increase to trade and other receivables of £107,000; 2014: increase to trade and other receivables of £9,812,000)

27 Contingencies

        At 30 June 2016, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent fees are disclosed in note 29.2.

28 Operating lease arrangements

28.1 The group as lessee

        The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at market rate. The operating lease expenditure charged to the income statement during the year is

Notes to the consolidated financial statements (Continued)

28 Operating lease arrangements (Continued)

disclosed in note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2016 £'000	2015 £'000
No later than 1 year	2,635	2,258
Later than 1 year and no later than 5 years	4,688	1,864
Later than 5 years	4,028	4,109

	11,351	8,231

28.2 The group as lessor

        The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2016 £'000	2015 £'000
No later than 1 year	1,434	1,263
Later than 1 year and no later than 5 years	2,641	3,346
Later than 5 years	9,953	10,312

	14,028	14,921

29 Capital commitments and contingent fees

29.1 Capital commitments

        As of 30 June 2016, the Group had capital commitments relating to property, plant and equipment amounting to £5.4 million (2015: £0.2 million) and to other intangible assets amounting to £nil (2015: £nil).

29.2 Contingent fees

        Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £41,582,000 (2015: £26,271,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2015 and 2014: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the income statement (2015 and 2014: no material impact).

Notes to the consolidated financial statements (Continued)

29 Capital commitments and contingent fees (Continued)

        As of 30 June 2016 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	26,133	4,462	30,595
International appearances	10,827	160	10,987

	36,960	4,622	41,582

        As of 30 June 2015 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	19,526	3,410	22,936
International appearances	3,200	135	3,335

	22,726	3,545	26,271

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2016, the amount of such receipt considered to be probable was £1.6 million (2015: £2.2 million).

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

        A charge of £nil (2015: £1,247,000; 2014: £nil) has been made to the income statement during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

Notes to the consolidated financial statements (Continued)

30 Pension arrangements (Continued)

        The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.

        As of 30 June 2016, the present value of the Group's outstanding contributions (i.e. its future liability) is £1,566,000. This amounts to £420,000 (2015: £414,000) due within one year and £1,146,000 (2015: £1,566,000) due after more than one year and is included within other payables.

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

30.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2016 amounted to £2,427,000 (2015: £2,464,000; 2014: £2,382,000). As at 30 June 2016, contributions of £247,000 (2015: £283,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)    Market risk

Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in European cup competitions. During the year ended 30 June 2016 the Group received a total of €48.1 million of revenue denominated in Euros (2015: €6.2 million; 2014: €47.2 million). The Group seeks to hedge the majority of the currency risk of this revenue by placing forward contracts at the point at which it becomes reasonably certain that it will receive the revenue.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

  •
  Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2016 the Group recognized a total of $182.6 million of revenue denominated in US dollars (2015: $189.2 million; 2014: $137.7 million). The currency risk on these US dollar revenues is hedged to the extent possible (see note 31.2 below).

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 24). At 30 June 2016 the secured term loan facility and senior secured notes included principal amounts of $650,000,000 (2015: $650,000,000) denominated in US dollars. The currency risk on these US dollar borrowings (net of the Group's US dollar cash balances) is hedged to the extent possible (see note 31.2 below). Interest is paid on these borrowings in US dollars.

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

  •
  Risks arising from US dollar denominated deferred tax assets in respect of net operating losses. At 30 June 2016 the carrying value of these assets was $88,014,000 (2015: $55,629,000).

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at the balance sheet date:

	2016				2015
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Buy Euro	1.3122	(83,667)	(63,758)	6,391	1.2676	(73,375)	(57,887)	(5,557)
Sell Euro	1.3426	39,000	29,048	(3,718)	—	—	—	—

        The carrying amounts of the Group's foreign currency denominated monetary assets and monetary liabilities are as follows:

	2016		2015
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	116,596	265,565	15,437	214,317
Monetary liabilities	(142,406)	(661,324)	(83,932)	(651,029)

	(25,810)	(395,759)	(68,495)	(436,712)

        At 30 June 2016:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £2.0 million higher (2015: £1.3 million higher).

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £2.4 million lower (2015: £1.6 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £27.0 million higher (2015: £7.4 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £33.0 million lower (2015: £9.0 million lower).

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2016 the fair value of such derivatives was a net asset of £5,248,000 (2015: net liability of £40,000).

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

        The Group has entered into a number of swap agreements. Details of the interest rate swaps committed to at the balance sheet date are provided in note 31.2 below.

b)    Credit risk

        Credit risk is managed on a Group basis and arises from favorable derivative financial instruments, trade and other receivables (excluding prepayments) and cash and cash equivalents. Management does not expect any material losses from non-performance by these counterparties.

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

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

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

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £109,791,000 (2015: £47,849,000), £46,646,000 (2015: £20,693,000) relates to amounts receivable from various other football clubs in relation to player trading.

        As of 30 June 2016, trade receivables of £90,304,000 (2015: £36,515,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As of 30 June 2016, trade receivables of £19,487,000 (2015: £15,231,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2016 £'000	2015 £'000
Up to 3 months past due	14,283	9,619
Over 3 months past due	5,204	5,612

	19,487	15,231

        As of 30 June 2016, trade receivables of £6,451,000 (2015: £3,897,000) were impaired and provided for. The individually impaired receivables largely relate to a transfer fee receivable of £2,082,000 (€2,500,000) (2015: £1,773,000 (€2,500,000)) due from one football club. The ageing of these receivables, based on due date, is as follows:

	2016 £'000	2015 £'000
Up to 3 months	—	104
Over 3 months	6,451	3,793

	6,451	3,897

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        Movements on the provision for impairment of trade receivables are as follows:

	2016 £'000	2015 £'000
Brought forward	3,897	4,759
Provision for receivables impairment	3,680	593
Receivables written off during the year as uncollectible	—	(16)
Unused amounts reversed	(1,126)	(1,439)

Carried forward	6,451	3,897

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

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2016, the Group held cash and cash equivalents of £229,194,000 (2015: £155,752,000).

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

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	205,831	18,811	2,043	—
Borrowings	18,967	18,990	40,753	519,921

	224,798	37,801	42,796	519,921
Non-trading(2) and net settled derivative financial instruments:
cash outflow	6,685	4,812	7,770	7,770
cash inflow	(5,692)	(708)	—	—

At 30 June 2016	225,791	41,905	50,566	527,691

Trade and other payables excluding social security and other taxes(1)	118,898	43,104	6,753	—
Borrowings	16,418	16,442	51,637	512,682

	135,316	59,546	58,390	512,682
Non-trading(2) and net settled derivative financial instruments:
cash outflow	3,321	3,318	9,904	16,483

At 30 June 2015	138,637	62,864	68,294	529,165

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the balance sheet date.

31.2 Hedging activities

        The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

        The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group's US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. Commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2016 to June 2021. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	2016 $'000	2015 $'000
USD borrowings	650,000	650,000
USD cash	(100,800)	(138,500)

Net USD debt	549,200	511,500
Hedged future USD revenues	(394,690)	(470,404)

Unhedged USD borrowings	154,510	41,096

Closing USD exchange rate ($: £)	1.3332	1.5712

        The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2016 to June 2024. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	2016	2015
Principal value of loan outstanding ($'000)	225,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

        As of 30 June 2016 the fair value of the above interest rate swaps was a liability of £9,710,000 (2015: liability of £111,000).

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £'000	Interest rate swap £'000	Total, before tax £'000	Tax £'000	Total, after tax £'000
Balance at 1 July 2014	40,021	(147)	39,874	(13,956)	25,918

Foreign exchange loss on hedged US dollar net borrowings	(27,925)	—	(27,925)	9,774	(18,151)
Reclassified to income statement	(4,713)	2,060	(2,653)	930	(1,723)
Fair value movement	—	(2,024)	(2,024)	709	(1,315)

Movement recognized in other comprehensive income	(32,638)	36	(32,602)	11,413	(21,189)

Balance at 30 June 2015	7,383	(111)	7,272	(2,543)	4,729

Foreign exchange loss on hedged US dollar net borrowings	(49,808)	—	(49,808)	17,431	(32,377)
Reclassified to income statement	1,382	2,665	4,047	(1,416)	2,631
Fair value movement	—	(12,264)	(12,264)	4,292	(7,972)

Movement recognized in other comprehensive income	(48,426)	(9,599)	(58,025)	20,307	(37,718)

Balance at 30 June 2016	(41,043)	(9,710)	(50,753)	17,764	(32,989)

        Based on exchange rates existing as of 30 June 2016, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £26,913,000 (2015: £27,217,000). Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £32,894,000 (2015: £33,266,000).

31.3 Capital risk management

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

        As of 30 June 2016, the Group had total borrowings of £490.1 million (2015: £411.0 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the 2027 Notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2016, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the 2027 Notes.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

31.4 Fair value estimation

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

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (i.e. unobservable inputs).

	2016 £'000	2015 £'000
Assets
Derivative financial assets at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	5,248	27
Forward foreign exchange contracts	6,400	—
Liabilities
Derivative financial liabilities designated as cash flow hedges (note 18):
Interest rate swaps	(9,710)	(111)
Derivative financial liabilities at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	—	(67)
Forward foreign exchange contracts	(3,727)	(5,557)

	(1,789)	(5,708)

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

        All of the financial instruments detailed above are categorised as Level 2. Specific valuation techniques used include:

  •
  The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the balance sheet date; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value;

  •
  The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

  •
  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Notes to the consolidated financial statements (Continued)

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

        Mr. Kevin Glazer, a director of the Company, and certain members of his immediate family held an interest in the Group's US dollar denominated senior secured notes due 2017, however, they ceased to hold any the notes on 26 June 2015 when the notes were repaid in full. The US dollar denominated notes had a fixed coupon rate of 8.375%. Interest payable to Mr. Kevin Glazer and certain members of his immediate family during the year amounted to £nil (2015: £302,000; 2014: £372,000) of which £nil (2015: £nil; 2014: £146,000) was accrued at the year end.

33 Subsidiaries

        The following companies are the subsidiary undertakings of the Company as of 30 June 2016:

Subsidiaries	Principal activity	Issued share capital	Description of share classes owned
Red Football Finance Limited*	Finance company	USD 0.01	100% Ordinary
Red Football Holdings Limited*	Holding company	GBP 150,000,001	100% Ordinary
Red Football Shareholder Limited	Holding company	GBP 99	100% Ordinary
Red Football Joint Venture Limited	Holding company	GBP 99	100% Ordinary
Red Football Limited	Holding company	GBP 99	100% Ordinary
Red Football Junior Limited	Holding company	GBP 100	100% Ordinary
Manchester United Limited	Commercial company	GBP 26,519,248	100% Ordinary
Alderley Urban Investments Limited	Property investment	GBP 2	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Property investment	EUR 13	100% Ordinary
Manchester United Football Club Limited	Professional football club	GBP 1,008,546	100% Ordinary
Manchester United Interactive Limited	Media company	GBP 10,000	100% Ordinary
MU Commercial Holdings Limited	Holding company	GBP 101	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	GBP 101	100% Ordinary
MU Finance plc	Debt-holding company	GBP 15,000,000	100% Ordinary
MU RAML Limited	Retail and licensing company	GBP 100	100% Ordinary
MUTV Limited	Subscription TV channel	GBP 2,401	100% Ordinary

*
Direct investment of Manchester United plc, others are held by subsidiary undertakings.

        All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland. The registered office or principal executive office of all the above, with the exception of Manchester United

Notes to the consolidated financial statements (Continued)

33 Subsidiaries (Continued)

Commercial Enterprises (Ireland) Limited, is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA, United Kingdom. The registered office of Manchester United Commercial Enterprises (Ireland) Limited is 4th Floor, 8-34 Percy Place, Ballsbridge, Dublin 4, Republic of Ireland.

34 Events after the balance sheet date

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2016, for total proceeds, net of associated costs, of £7,717,000. The associated net book value was £126,000.

        Subsequent to 30 June 2016 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £160,565,000. No payments are due over 5 years.

35 Additional information—Financial Statement Schedule I

        Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission ("SEC") Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc's consolidated subsidiaries as of 30 June 2016 exceeded the 25% threshold.

        As of 30 June 2016, the Group had total borrowings of £490.1 million (2015: £411.0 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the 2027 Notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2016, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the 2027 Notes.

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

        As of 30 June 2016, 2015 and 2014 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

        During the year ended 30 June 2016, cash dividends of £0.12 per share were declared and paid by the Company. During the years ended 30 June 2015 and 2014, no cash dividends were declared and paid by the Company.

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed income statement of the Company

	Year ended 30 June
	2016 £'000	2015 £'000	2014 £'000
Revenue	—	—	—
Operating expenses	(84)	(144)	(682)
Exceptional items	—	(1,089)	—

Operating loss	(84)	(1,233)	(682)
Finance costs	—	—	(15)
Income from shares in group undertakings	20,084	—	—

Profit/(loss) on ordinary activities before tax	20,000	(1,233)	(697)
Tax expense	—	—	—

Profit/(loss) for the year	20,000	(1,233)	(697)

        There were no items of other comprehensive loss or income in the years ended 30 June 2016, 2015 or 2014 and therefore no statement of comprehensive income has been presented.

Condensed balance sheet of the Company

	As of 30 June
	2016 £'000	2015 £'000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265

	319,265	319,265

Current assets
Current tax receivable	124	—
Cash and cash equivalents	221	224

	345	224

Total assets	319,610	319,489

EQUITY AND LIABILITIES
Equity
Share capital	52	52
Share premium	68,822	68,822
Retained earnings	248,140	246,429

	317,014	315,303

Current liabilities
Other payables	2,596	4,186

	2,596	4,186

Total equity and liabilities	319,610	319,489

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of changes in equity of the Company

	Share capital £'000	Share premium £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2013	52	68,822	245,869	314,743

Loss for the year	—	—	(697)	(697)

Total comprehensive income for the year	—	—	(697)	(697)
Equity-settled share based payments	—	—	1,138	1,138

Balance at 30 June 2014	52	68,822	246,310	315,184

Loss for the year	—	—	(1,233)	(1,233)

Total comprehensive loss for the year	—	—	(1,233)	(1,233)
Equity-settled share based payments	—	—	1,352	1,352

Balance at 30 June 2015	52	68,822	246,429	315,303

Profit for the year	—	—	20,000	20,000

Total comprehensive loss for the year
Equity-settled share based payments	—	—	1,795	1,795
Dividends paid	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	248,140	317,014

Condensed statement of cash flows of the Company

	Year ended 30 June
	2016 £'000	2015 £'000	2014 £'000
Cash flows from operating activities
Profit/(loss) before tax	20,000	(1,233)	(697)
Net finance costs	—	—	15
Equity-settled share-based payments	1,795	1,352	1,138
Increase in other receivables	(124)	—	—
Decrease in other payables	(1,590)	(101)	(467)

Cash generated from/(used in) operations	20,081	18	(11)
Interest paid	—	—	(15)

Net cash generated from/(used in) operating activities	20,081	18	(26)

Cash flows from financing activities
Dividends paid	(20,084)	—	—

Net cash generated from/(used in) financing activities	(20,084)	—	—

Net (decrease)/increase in cash and cash equivalents	(3)	18	(26)
Cash and cash equivalents at beginning of year	224	206	232

Cash and cash equivalents at end of year	221	224	206

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

        The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2016 £'000	2015 £'000	2014 £'000
IFRS (loss)/profit reconciliation:
Parent only—IFRS profit/(loss) for the year	20,000	(1,233)	(697)
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	16,371	338	24,532

Consolidated IFRS profit/(loss) for the year	36,371	(895)	23,835

IFRS equity reconciliation:
Parent only—IFRS equity	317,014	315,303	315,184
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	141,268	162,615	183,466

Consolidated—IFRS equity	458,282	477,918	498,650

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 15 September 2016	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
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
4.7
Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.7 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.8
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.9	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.10	Premier League Handbook, Season 2015/16 (included as Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 15 October 2015).
4.11	Premier League Handbook, Season 2016/17.

8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.