Form 20-F
period 2017-06-30
Manchester United plc
filed 2017-10-13
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2017
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

40,194,754 Class A ordinary shares
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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☒

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☒

            If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

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

Item 17 ☐    Item 18 ☐

            If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

†
The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

i

GENERAL INFORMATION

        In this annual report on Form 20-F ("Annual Report") references to "Manchester United," "the Company," "our Company," "our business," "we," "us" and "our" are, as the context requires, to Manchester United plc together with its consolidated subsidiaries as a consolidated entity.

        Throughout this Form 20-F, we refer to the following football leagues and cups:

  •
  the English Premier League (the "Premier League");

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

        We may take advantage of these provisions until we are no longer an emerging growth company. We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this filing other than the exemption from the auditor attestation requirement pursuant to the Sarbanes-Oxley Act, although we may choose to do so in future filings.

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

  •
  our ability to protect ourselves from cyber-attack on our IT systems which could compromise our IT operational capability;

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

        Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance, principally "Item 3. Key Information—D. Risk Factors." Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2016/17 season (the "Futures Data"); and

  •
  a paper published by AT Kearney, Inc. in 2014 entitled "Winning in the Business of Sports" ("AT Kearney").

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including income statement, other and balance sheet data) presented as of and for the years ended 30 June 2017, 2016, 2015, 2014 and 2013 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of 30 June 2015, 2014 and 2013 and for the years ended 30 June 2014 and 2013 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2017	2016	2015	2014	2013
	(£'000, unless otherwise indicated)
Income Statement Data:
Revenue	581,204	515,345	395,178	433,164	363,189

Analyzed as:
Commercial revenue	275,471	268,318	196,931	189,315	152,441
Broadcasting revenue	194,098	140,440	107,664	135,746	101,625
Matchday revenue	111,635	106,587	90,583	108,103	109,123

Operating expenses—before exceptional items	(516,068)	(421,574)	(384,843)	(367,056)	(304,120)

Analyzed as:
Employee benefit expenses	(263,464)	(232,242)	(202,561)	(214,803)	(180,523)
Other operating expenses	(117,942)	(91,244)	(72,271)	(88,298)	(74,114)
Depreciation	(10,228)	(10,079)	(10,324)	(8,665)	(7,769)
Amortization	(124,434)	(88,009)	(99,687)	(55,290)	(41,714)
Operating expenses—exceptional items	4,753	(15,135)	(2,336)	(5,184)	(6,217)

Total operating expenses	(511,315)	(436,709)	(387,179)	(372,240)	(310,337)
Operating profit before profit/(loss) on disposal of intangible assets	69,889	78,636	7,999	60,924	52,852
Profit/(loss) on disposal of intangible assets	10,926	(9,786)	23,649	6,991	9,162

Operating profit	80,815	68,850	31,648	67,915	62,014

Finance costs	(25,013)	(20,459)	(35,419)	(27,668)	(72,082)
Finance income	736	442	204	256	1,275

Net finance costs	(24,277)	(20,017)	(35,215)	(27,412)	(70,807)

Profit/(loss) on ordinary activities before tax	56,538	48,833	(3,567)	40,503	(8,793)
Tax (expense)/credit	(17,361)	(12,462)	2,672	(16,668)	155,212

Profit/(loss) for the year	39,177	36,371	(895)	23,835	146,419

Attributable to:
Owners of the parent	39,177	36,371	(895)	23,835	146,250
Non-controlling interest	—	—	—	—	169
Weighted average number of ordinary shares (thousands)	164,025	163,890	163,795	163,814	162,895
Diluted weighted average number of ordinary shares (thousands)(1)	164,448	164,319	163,795	163,893	162,895
Basic earnings/(loss) per share (pence)	23.88	22.19	(0.55)	14.55	89.78
Diluted earnings/(loss) per share (pence)(1)	23.82	22.13	(0.55)	14.54	89.78

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017, 2016, 2014, and 2013, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2017	2016	2015	2014	2013
	(£'000, unless otherwise indicated)
Other Data:
Commercial revenue	275,471	268,318	196,931	189,315	152,441
Analyzed as:
Sponsorship revenue	162,339	160,110	154,840	135,835	90,865
Retail, merchandising, apparel & products licensing revenue	103,991	97,338	31,652	37,512	38,609
Mobile & Content revenue	9,141	10,870	10,439	15,968	22,967
Adjusted EBITDA(2)	199,798	191,859	120,346	130,063	108,552
Dividends declared per share ($)	0.18	0.18	—	—	—
Dividends declared per share (£ equivalent)	0.14	0.12	—	—	—

	As of 30 June
	2017	2016	2015	2014	2013
	(£'000, unless otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	290,267	229,194	155,752	66,365	94,433
Total assets	1,534,274	1,451,903	1,301,588	1,215,711	1,118,311
Total liabilities	1,056,657	993,621	823,670	717,061	670,351
Total equity	477,617	458,282	477,918	498,650	447,960
Equity attributable to owners of the parent	477,617	458,282	477,918	498,650	447,960

	Season
	2017	2016	2015	2014	2013
Total Games Played:
Premier League	38	38	38	38	38
European Games	15	12	—	10	8
Domestic Cups	10	9	6	6	8

(2)
We define Adjusted EBITDA as profit/(loss) for the year before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.

        The following is a reconciliation of profit/(loss) for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2017	2016	2015	2014	2013
	(£'000)
Profit/(loss) for the year	39,177	36,371	(895)	23,835	146,419
Adjustments:
Tax expense/(credit)	17,361	12,462	(2,672)	16,668	(155,212)
Net finance costs	24,277	20,017	35,215	27,412	70,807
(Profit)/loss on disposal of intangible assets	(10,926)	9,786	(23,649)	(6,991)	(9,162)
Exceptional items(1)	(4,753)	15,135	2,336	5,184	6,217
Amortization	124,434	88,009	99,687	55,290	41,714
Depreciation	10,228	10,079	10,324	8,665	7,769

Adjusted EBITDA	199,798	191,859	120,346	130,063	108,552

(1)
See notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, any Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan facility and our 3.79% senior secured notes (the "senior secured notes") and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 8 September 2017, the exchange rate was $1.32 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2013	1.52	1.57	1.49	1.63
Fiscal Year 2014	1.70	1.63	1.48	1.71
Fiscal Year 2015	1.57	1.57	1.46	1.72
Fiscal Year 2016	1.32	1.47	1.32	1.57
Fiscal Year 2017	1.30	1.27	1.21	1.34
March 2017	1.25	1.23	1.22	1.25
April 2017	1.29	1.26	1.24	1.30
May 2017	1.28	1.30	1.28	1.30
June 2017	1.30	1.28	1.26	1.30
July 2017	1.32	1.30	1.28	1.31
August 2017	1.29	1.30	1.28	1.32
September 2017 (through 8 September 2017)	1.32	1.31	1.29	1.32

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

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team, reserve team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. Further, in March 2017, the government of the United Kingdom (the "UK") initiated the formal process of withdrawing from the European Union, which could result in changes to European regulations relating to the movement of players between the UK and the European Union. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

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

        Our Commercial revenue for each of the years ended 30 June 2017, 2016 and 2015 represented 47.4%, 52.1% and 49.8% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional, mobile, media and supplier sponsors representing industries including financial services, automotive, beverage, airline, timepiece, betting and telecommunications, which typically have contract terms of two to five years.

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

        For each of the years ended 30 June 2017, 2016 and 2015, 74.0%, 68.2% and 89.7% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 20.5%, 22.3% and 1.9% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA") respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

        In addition, although an agreement has been reached for the sale of Premier League broadcasting rights through the end of the 2018/19 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2017/18 football season, future agreements may not maintain our current level of Broadcasting revenue. Moreover, if international broadcasting revenue becomes an increasingly large portion of total revenue for the Premier League, a single club's domestic success and resulting revenue may be outweighed by international media rights, which are distributed among all Premier League clubs in even proportion. As a result, aside from facilitating access to UEFA competitions, success of our first team in the Premier League could become less of an overall competitive advantage.

        Future intervention by the European Commission, the European Court of Justice (the "ECJ"), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the European Economic Area ("EEA"). It is likely that there will be future regulatory intervention by the European Commission relating to the grant of exclusive licenses of content on a territorial basis within the EEA insofar as they prohibit or limit the cross-border provision by satellite or internet transmission of retail pay-TV services (so-called "passive sales"). Following the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services (under which the ECJ ruled that any agreement designed to guarantee absolute territorial exclusivity within the European Union (i.e. by stopping any cross-border provision of broadcasting services in response to unsolicited requests from consumers) was deemed to be anti-competitive and prohibited by EU law including, in particular, competition rules), the EU began an investigation in January 2014 into exclusive licensing arrangements as between the US Studios and various platforms in Europe (the major platform in each of the five largest EU Member States). On 23 July 2015, the EU followed up with a Statement of Objections in Case 40023 "Cross-border access to pay-TV" which set out its preliminary view that in relation to these studios and Sky UK, where there are provisions which require Sky UK to block or limit access to films through geo-blocking its online services or through its satellite pay-TV services to consumers outside of the UK and Ireland (and thus prevent Sky UK from responding to passive sales requests), these provisions would eliminate cross-border competition and constitute a violation of EU rules. While the Statement of Objections is aimed at the US Studios and Sky UK, the European Commission is carrying out parallel investigations into cross-border access to pay-TV services in France, Italy, Germany and Spain. Equally, while the investigations have been targeted at film content, the decision is very likely to be applicable to any pay-TV content, including sport. More recently, on 22 April 2016, the Commission announced that Paramount, while not agreeing with the concerns expressed in the Statement of Objections, had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and, to the extent included in the license (or separate license(s)) with a broadcaster, subscription video-on-demand services. The Commission accepted these commitments on 27 July 2016 and a monitoring trustee was appointed on 28 July 2016. On 8 December 2016, the French TV broadcaster Groupe Canal + brought an action seeking annulment of the Commission's decision to accept the commitments; the appeal is ongoing. In addition to this regulatory action, the EU as part of its Digital Single Market ("DSM") strategy, an element of which is to ensure that users who buy access to audio-visual content online, adopted the Portability Regulation on 8 June 2017, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation will enter into force in the first quarter of 2018. As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its Proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice this would mean that licenses for simulcast and catch-up rights, for example, for the UK would be construed as covering the entire EEA. The European Economic and Social Committee is currently considering its decision on the proposal. A change of sales model could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is largely dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League itself in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate. To help mitigate this impact the majority of playing contracts for our first team squad include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. As a result of our first team performance during the 2013/14 season, our first team did not participate in the 2014/15 Champions League or 2014/15 Europa League. As a result of our first team performance during the 2015/16 season, our first team did not participate in the

2016/17 Champions League but did participate in the 2016/17 Europa League. Inclusive of broadcasting revenue, prize money and Matchday revenue, our combined broadcasting and Matchday revenue from participation in European competitions was £48.5 million, £41.6 million and £1.9 million (being distributions from UEFA relating to the previous season's competition) for each of the years ended 30 June 2017, 2016 and 2015, respectively. As a result of winning the Europa League during the 2016/17 season, our first team will participate in the 2017/18 Champions League.

        In addition, our participation in the Champions League or Europa League may be influenced by factors beyond our control. For example, the number of places in each European competition available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our first team to qualify for European competition in future seasons.

        We are a founder member and our Executive Vice Chairman has a seat on the executive board of the European Club Association ("ECA"), an independent organization set up to work with football governing bodies to protect and promote the interests of football clubs at the European level.

        On 26 August 2016, following consultation between UEFA, the ECA and other stakeholders, UEFA announced certain changes to the format of the Champions League and Europa League to take place with effect from the 3 year cycle 2018/19 to 2020/21. The key changes relate to the access list for both competitions and the methodology for financial distributions. With respect to the Champions League, the top four clubs from the four top-ranked national associations (of which England is currently one) will now qualify automatically for the group stage of the Champions League which compares (for England) to only three qualifying automatically at the moment with a fourth entering the final play-off round. With respect to the financial distribution methodology, in addition to the current three-pillar system (starting fee, performance fees and market pool), UEFA is introducing a fourth pillar being the individual club coefficient. The individual club coefficient will be determined by reference to past performance in UEFA competitions over a ten year period with additional points for historical winners of UEFA competitions.

        In addition, a new subsidiary company, UEFA Club Competitions SA, has been established by UEFA with the aim of determining the strategy for the management of UEFA club competitions in the future. Half of the board of directors are appointed by UEFA and the other half by the ECA. Our Executive Vice Chairman is one of the directors.

        Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition, particularly for consecutive seasons, could negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. Failure to participate in the Champions League for two or more consecutive seasons would also reduce annual payments under the agreement with adidas by 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors (which includes new businesses operating in emerging markets) in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2017, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 25.4% of our total revenue

  •
  adidas: 13.6% of our total revenue

  •
  General Motors (Chevrolet): 10.2% of our total revenue

        We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or UEFA competitions to pay outstanding amounts owed to its respective league or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2016/17, 2015/16 and 2014/15 seasons, we played 31, 29 and 21 home matches, respectively, and our Matchday revenue was £111.6 million, £106.6 million and £90.6 million for the years ended 30 June 2017, 2016 and 2015, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

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

A cyber-attack on our IT systems could compromise our IT operational capability and subject us to liability.

        As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT systems. In recent years, the computer systems of an increasing number of companies and other organizations have been the subject of attacks by cyber criminals, activists and other parties (internal and external).

Though we seek to protect ourselves by putting processes in place that are designed to prevent such attacks and regularly monitor alerts and updates from leading cyber security vendors and trusted authorities, our IT systems may still be vulnerable to external or internal security breaches, acts of vandalism, computer viruses and other forms of cyber-attack. Any such attack could disable the information technology systems we use to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See "—We could be negatively affected if we fail to adequately protect follower information." Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we currently have in place or that we may implement in the future will be successful in preventing or mitigating the harm from such attacks.

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

  •
  our digital media strategy requiring us to provide offerings such as video on demand and highlights that have not previously been a substantial part of our business;

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

        We insure against the death (including death by natural causes) or permanent disablement of certain members of our first team, including while they are representing their national team, although typically not at such player's full market value. We also have catastrophe coverage in the event of an incident (such as travel or terrorist related incidents) that results in the death or permanent disablement of multiple members of our first team playing squad. We also carry non-player related insurance typical for our business (including liability, property damage, business interruption and terrorism insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.

        In addition to the above, the Fédération Internationale de Football Association ("FIFA") provides insurance coverage for loss of wages (temporary disablement), subject to a cap of €7.5 million per claim, for our players who are injured while playing for their senior national team in a match played under the FIFA international match calendar. Neither FIFA nor national football associations are obliged to provide death or permanent disablement insurance coverage for players while on international duty.

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have US dollar currency exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on a portion of our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. While we recorded a foreign exchange gain in our income statement on our unhedged US dollar denominated secured term loan facility and senior secured notes of £1.8 million for the year ended 30 June 2017, we incurred losses of £4.1 million and £0.3 million for the years ended 30 June 2016 and 2015, respectively. For the years ended 30 June 2017, 2016 and 2015 approximately 7.0%, 7.0% and 1.2% of our total revenue was generated in Euros, respectively, and approximately 21.3%, 24.0% and 30.3% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

        For each of the years ended 30 June 2017, 2016 and 2015, Broadcasting revenue constituted 33.4%, 27.3% and 27.3%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States or in other jurisdictions could have an adverse effect on us.

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

        In particular, the November 2016 presidential and congressional elections in the United States have resulted in multiple proposals to amend US federal tax law and could result in significant changes to, and uncertainty with respect to, tax legislation, regulation and government policy. While it is not possible to predict whether and when any such changes will occur, or what such changes will be, changes at the US federal, state and/or local level could significantly impact us. Specific legislative and regulatory proposals discussed during and after the election that could have a material impact on us include, but are not limited to, reduction of marginal corporate tax rates, a possible elimination of interest deductions, transition to a territorial (rather than worldwide) system of US taxation, deemed repatriation of non-US accumulated earnings and imposition of additional taxes on imports. Any such changes could have a material effect on us and our results of operations, including by affecting the value of our deferred tax assets and deferred tax liabilities.

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

        In June 2016, a majority of voters in the UK elected to withdraw from the European Union (the "EU") in a national referendum and, in March 2017, the UK government formally initiated the process of withdrawing from the EU, commonly referred to as "Brexit". The terms of any withdrawal are subject to a negotiation period that could last at least two years. There is significant uncertainty about the future relationship between the UK and the EU, and there have been calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal.

        These developments have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings may be especially subject to increased market volatility. Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of withdrawal could decrease foreign direct investment in the UK, increase costs, depress economic activity and restrict our access to capital. If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, financial condition, results of operations, financial condition and cash flow.

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

        We remain committed to attracting and retaining the highest quality players for our first team. Our average annual net player capital expenditure over the last 10 years has been £52.1 million (excluding the sale of a player in the year ended 30 June 2009 that generated significant cash inflow, the average annual net player capital expenditure over the same period would have been £60.1 million), and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries.

The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA and Premier League regulations could negatively affect our business.

        As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, clubs participating in the Champions League and Europa League competitions are subject to the UEFA Club Licensing and Financial Fair Play regulations ("FFP regulations"). Breaches in the rules may result in, among other things, withholding of prize money, bans on registering new players for UEFA competitions and ultimately disqualification from UEFA competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Breaches of FFP regulations, for example, where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors, have resulted in clubs being punished by way of significant fines and even exclusion from UEFA competitions.

        The Premier League has also introduced regulations that aim to promote sustainability through profitability. The Profitability and Sustainability regulations contain a break-even test, similar to that in UEFA's FFP regulations. Our most recent submission was based on the fiscal years ended 30 June 2015 and 2016 and provided a positive result. In addition, the regulations introduced by the Premier League in season 2013/14 which limited the annual increase in aggregate player remuneration unless such increases are funded by additional revenue from sources other than Premier League broadcasting revenue have been extended until at least the 2018/19 season. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for breaches of either of these regulations.

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

        As of 30 June 2017, we had total indebtedness of £503.3 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        In addition, our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests (see "—Our indebtedness may restrict our ability to pursue our business strategies" below). We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

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

        Our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes limit our ability, among other things, to:

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

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes. This would permit the lending banks under our revolving facility and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our revolving facility, our secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the note purchase agreement governing the senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving facility. If the debt under our revolving facility, our secured term loan facility, the note purchase agreement governing the senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our revolving facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2017, we had £170,767,000 of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of their increased voting rights, the holders of our Class B shares will be able to exert control over us and our significant corporate decisions.

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.51% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.10% of the voting power of our outstanding capital stock. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B shares may harm the value of our Class A ordinary shares, among other things:

  •
  delaying, deferring or preventing a change in control of our Company;

  •
  impeding a merger, consolidation, takeover or other business combination involving our Company; or

  •
  causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

As a foreign private issuer within the meaning of the New York Stock Exchange's corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of our board of directors consist of independent directors. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.

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

        We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

        For as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will cease to be an emerging growth company as of 30 June 2018 or such earlier time if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our ordinary shares held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

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

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2017.

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

        Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cayman Islands law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares (which is controlled by the holders of our Class B ordinary shares). Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares.

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

  •
  sale of our Class A ordinary shares by us, our principal shareholders or members of our management;

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

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 11 September 2017 we had 40,194,754 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

Our ability to pay regular dividends is subject to restrictions in our revolving facility, our secured term loan facility, the note purchase agreement governing the senior secured notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

        In fiscal year 2017 we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. Dividends paid in the year ended 30 June 2017 amounted to $29,525,000 ($0.18 per share), the pounds sterling equivalent of which was £23,295,000 (£0.14 per share). We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither of our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

        As discussed more fully under "Item 10. Additional Information—E. Taxation," due to the circumstances of our formation and the application of Section 7874 of the US Internal Revenue Code of 1986, as amended (the "Code"), we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion "Item 10. Additional Information—E. Taxation," we will be required to withhold US federal income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time, was incorporated on 30 April 2012. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc. The principal executive office address is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom.

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 139-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Premier League games at our home stadium, Old Trafford, have been sold out since the 1997/98 season. In the 2016/17 season, our 31 home games were attended by over 2.2 million people.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 31 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2017, the CRM database holds in excess of 47.3 million records, as compared to 43.7 million records as of 30 June 2016, an increase of approximately 3.6 million, or 8.2%.

  •
  As of 30 June 2017, we also had 141.5 million total social connections, compared to 125.0 million connections as of 30 June 2016, an increase of 16.5 million, or 13.2%. Total social connections include the following:

  •
  We have a very popular brand page on Facebook with over 73.6 million connections. In comparison, the New York Yankees have approximately 8.7 million Facebook connections and the Dallas Cowboys have approximately 8.6 million Facebook connections. Furthermore, we have more Facebook connections than the NBA, NFL and MLB combined and we are the most popular Facebook page registered in the United Kingdom according to www.socialbakers.com.

  •
  As of 30 June 2017, our Twitter accounts had more than 13.6 million followers, an increase of over 41% from 30 June 2016.

  •
  We have over 18.2 million followers on Instagram and we are the most-followed, fastest-growing, and most-engaged Premier League club on the platform.

  •
  We also have a significant presence on Chinese social media, with 9.1 million followers on Sina Weibo and 5.1 million followers on Tencent Weibo—topping all other football clubs on the platforms.

  •
  During the 2016/17 season, according to Futures Data, our games generated a cumulative audience reach of over 3 billion viewers across 200 territories; thus on a per game basis our 64 games attracted an average cumulative audience reach of 48 million.

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

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £162.3 million, £160.1 million and £154.8 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business was previously managed by Nike up to the end of July 2015. Our retail, merchandising, apparel & product licensing revenue was £104.0 million, £97.3 million and £31.6 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

  •
  Mobile & Content:  Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our fans through our website, www.manutd.com, print publications and associated mobile properties. Our mobile & content revenue was £9.2 million, £10.9 million and £10.4 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

    Our Commercial revenue was £275.5 million, £268.3 million and £196.9 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA competitions and other competitions. In addition, our wholly-owned global linear television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our linear broadcasting channel we also launched a direct to consumer ("D2C") mobile application in season 2016/17 which, as of 30 June 2017, was available in over 168 territories. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £194.1 million, £140.4 million and £107.7 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 75,457 and is the largest football club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 19 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £111.6 million, £106.6 million and £90.6 million for each of the years ended 30 June 2017, 2016 and 2015, respectively.

        Total revenue for the years ended 30 June 2017, 2016 and 2015 was £580.4 million, £515.3 million and £395.2 million, respectively.

Our Competitive Strengths

        We believe our key competitive strengths are:

  •
  One of the most successful sports teams in the world:  Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world's most popular spectator sports. We have won 66 trophies in nine different leagues, competitions and cups since

    1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.

  •
  A globally recognized brand with a large, worldwide following:  Our 139-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetize our brand:  The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in emerging markets, especially in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Well established global media and marketing infrastructure driving Commercial revenue growth:  We have a large global team, working from the UK and Hong Kong, dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years' experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, Twitter, Sina Weibo, Tencent Weibo and others, constitute an ongoing growth opportunity. During the 2016/17 season we launched a D2C mobile application which, at 30 June 2017, was available in over 168 territories. This application enabled fans worldwide to view our 2017 overseas tour matches live.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Expand our portfolio of sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. We have historically implemented a proactive approach to identifying, securing and supporting sponsors. During fiscal year 2017 we announced six global sponsorship partnerships and one regional sponsorship partnership.

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

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first team and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several recent initiatives at Old Trafford to enhance our Matchday revenue, profitability and the fan experience including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over two million in annual attendance and 99% average attendance for all of our Premier League Games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our mobile & content assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

  •
  Exploit mobile & content opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media, are expected to become one of the primary methods by which we engage and transact with our fans around the world. We continue to evolve our media team's capability to address these opportunities. In 2013, we also acquired the remaining one-third stake in MUTV. Together these actions help to ensure that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our mobile & content strategy as we continue to develop and roll out carefully targeted new products and services.

    In the 2016/17 season we developed and launched a D2C mobile application which enabled our fans to watch our 2017 Tour matches and other content live. This application has enabled us to exploit new overseas territories and, for the first time in the UK and Ireland, fans can watch our MUTV channel through their web browser without a cable or satellite subscription.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our fans and creating a source of traffic for our digital media assets. Our mobile & content offerings are in the early stages of development and present opportunities for future growth. We believe we have the opportunity to further leverage our extensive CRM database, which includes over 47.3 million CRM records, our more than 73.6 million Facebook connections and more than 13.6 million Twitter accounts followers. We plan to implement a carefully considered strategy to target these individuals as part of our overall digital media rollout plan.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from the increased value and the growth in distribution associated with the Premier League, the Champions League and other competitions. In February 2015, the Premier League announced a new UK television rights contract with Sky Sports and BT Sport worth £5.136 billion for the three seasons commencing with the 2016/17 season for its live domestic rights. The deal marked a significant increase of over 70% on the previous contract and represents the largest UK TV rights deal ever signed. Coming on the heels of the previous deal, which also represented an increase of over 60% on the rights for the three seasons commencing with the 2010/11 season, we believe this affirms the increasing demand for live sports and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

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

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 139 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times. In total, we have won a record 20 English League titles, 12 FA Cups, 5 EFL Cups, 3 European Champions Cups and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC. More recently, Louis van Gaal was manager for the 2014/15 and 2015/16 seasons, winning the FA Cup in the 2015/16 season.

        On 27 May 2016, we announced Jose Mourinho as the new team manager of Manchester United under a three-year contract. Jose Mourinho has managed at the top level of European football for over a decade and in that time has won league titles and cups in four countries (Portugal, England, Italy and Spain) as well as winning the Champions League twice—in 2004 with FC Porto and in 2010 with Inter Milan. In the first season under his leadership (2016/17) we won the EFL Cup and the Europa League.

        Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our first team have allowed us to expand the club into a global brand with an international follower base.

        The following graph shows the performance of our first team in the Premier League over the last 25 seasons:

Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 75,457.

        The following chart shows the historical success of our first team by trophies won:

TROPHIES WON

Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1967	1996	2011
1911	1967	1999	2008	1911	1977	1997	2013
1952	1993	2000	2009	1952	1983	2003	2016
1956	1994	2001	2011	1956	1990	2007
1957	1996	2003	2013	1957	1993	2008
				1965	1994	2010
FA Cup				EFL/Football League Cup
1909	1977	1990	1999	1992	2009	2010	2017
1948	1983	1994	2004	2006
1963	1985	1996	2016
European Cup/Champions League				Europa League
1968	1999	2008		2017
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

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

        Our first team is led by our manager, supported by an assistant team manager and a club secretary, who in turn are supported by a team of over 140 individuals, including coaches and scouts for both our first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

        We have 70 players under contract of whom 35 have made an appearance for our first team. The remaining players may play for the reserve team or youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

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

        Our players enter into contracts with us that follow a prescribed model based on FA and Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our first team players generally enter into contracts of between two and five years' duration.

        As of 13 September 2017, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	26	275	22
Sam Johnstone(4)	Goalkeeper	English	24	0	0
Joel Castro Pereira(4)	Goalkeeper	Portuguese	21	2	0
Sergio Romero	Goalkeeper	Argentinian	30	28	89
Eric Bailly	Defender	Ivorian	23	42	26
Daley Blind	Defender	Dutch	27	128	48
Cameron Borthwick-Jackson(4)	Defender	English	20	14	0
Matteo Darmian	Defender	Italian	27	70	32
Timothy Fosu-Mensah(4)	Defender	Dutch	19	21	0
Phil Jones	Defender	English	25	171	23
Victor Lindelof	Defender	Swedish	23	2	14
Demi Mitchell	Defender	English	20	1	0
Regan Poole(4)	Defender	Welsh	19	1	0
Joe Riley	Defender	English	20	2	0
Marcos Rojo	Defender	Argentinian	27	95	54
Luke Shaw	Defender	English	22	47	7
Chris Smalling	Defender	English	27	245	31
Axel Tuanzebe	Defender	English	19	5	0
Antonio Valencia	Defender	Ecuadorian	32	296	91
Michael Carrick	Midfielder	English	36	459	34
Marouane Fellaini	Midfielder	Belgian	29	137	76
Ander Herrera	Midfielder	Spanish	27	125	2
Jesse Lingard	Midfielder	English	24	88	4
Scott McTominay	Midfielder	English	20	2	0
Juan Mata	Midfielder	Spanish	29	151	41
Nemanja Matic	Midfielder	Serbian	29	6	34
Henrikh Mkhitaryan	Midfielder	Armenian	28	47	66
Andreas Pereira	Midfielder	Belgian	21	13	0
Paul Pogba	Midfielder	French	24	64	49
Ashley Young	Midfielder	English	32	165	30
Angel Gomes	Forward	English	16	1	0
Zlatan Ibrahimovic	Forward	Swedish	35	46	116
Romelu Lukaku	Forward	Belgian	24	6	59
Anthony Martial	Forward	French	21	96	15
Marcus Rashford	Forward	English	19	77	9
James Wilson	Forward	English	21	20	0

(1)
The table includes all first team players as of 13 September 2017.

(2)
Apps means appearances for our first team through 13 September 2017.

(3)
Caps means appearances for senior national football team through 13 September 2017.

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

        Our youth academy program consists of 10 junior teams ranging from under 9s to under 23's. Each team consists of 15 to 30 players, each of whom takes part in an age specific elite player development and games program during the season.

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

        We spent approximately £5.4 million in the year ended 30 June 2017 in connection with further updating our training facility, the Aon Training Complex.

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

        Any use of our intellectual property rights by sponsors is under license. However, we retain the ownership rights to our intellectual property.

Sponsorship development and strategy

        We pursue our sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team located in the UK and Hong Kong that focuses on developing commercial opportunities and sourcing new sponsors. We target potential sponsors we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.

        We offer category exclusivity on a global basis to companies within particular industries, such as airline, beverage, logistics and watches. We also offer sponsorship exclusivity within a particular geography for certain industries, such as motorcycles and soft drinks.

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

Our current sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreements with Nike (which was in effect through the end of July 2015) and adidas.

        The table below highlights some of our global and regional sponsors as of 1 July 2017:

Sponsor	Type of sponsorship	Product category
20th Century Fox	Global sponsor	Feature films
Aeroflot	Global sponsor	Commercial airline
Aon	Global sponsor (training kit)	Insurance
Apollo Tyres	Global sponsor	Tyres
Concha y Toro	Global sponsor	Wine
Deezer	Global sponsor	Music streaming
DHL	Global sponsor	Logistics
Electronic Arts	Global sponsor	Football computer games
Epson	Global sponsor	Office equipment
General Motors (Chevrolet)	Global sponsor (shirt)	Automobiles
Gulf Oil International	Global sponsor	Lubricant oil and fuel retail
HCL	Global sponsor	Digital platform development
Kansai Paint	Global sponsor	Paint
Marathonbet	Global sponsor	Betting
Mlily	Global sponsor	Mattresses and pillows
Swissquote	Global sponsor	Forex & online trading platforms
TAG Heuer	Global sponsor	Watches
Toshiba Medical Systems	Global sponsor	Medical scanners
Uber	Global sponsor	Transportation network platform
Yanmar	Global sponsor	Diesel engines
Donaco	Regional sponsor	Casino resort
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members' clubs
IVC	Regional sponsor	Dietary supplements
Manda	Regional sponsor	Nutritional supplements
Uni-President	Regional sponsor	Soft drinks
You-C1000	Regional sponsor	Isotonic drinks

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

        The following chart shows the dramatic growth in shirt sponsorships revenue since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.2988 as of 30 June 2017.

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

Affinity insurance partner

        We are in the eighth season of an affinity insurance agreement with Aon that covers the insurance category of our financial services affinity program. The original agreement was entered into on 27 May 2009 and, on 21 December 2012, was extended through to the 2020/21 season. The agreement, as amended, guarantees a minimum of approximately £28.8 million in payments to the club, with a minimum payment of £3.2 million due each fiscal year. The agreement gives each party typical termination rights for a contract of this nature in respect of a material breach.

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner, training facilities partner and affinity insurance partner, we generated a further £77.5 million in the year ended 30 June 2017 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 31 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a U.S. attendance record for a football match with 109,318 fans at Michigan stadium.

        We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2016/17 season, our promotional exhibition games and promotional tours generated £7.3 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a growth opportunity as we continue to play exhibition games around the world.

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

        Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring Manchester United brands as well as other licensed products from coffee mugs to bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners' wholesale distribution channels.

        We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins the Premier League, FA Cup or Champions League, or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. If the first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

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

Retail

        In addition to our flagship retail store at Old Trafford (which we operate ourselves), we have a Manchester United branded retail location in Macau (which is operated by a third party licensee). We continue to explore possible retail opportunities in the US market.

Merchandising & product licensing

        We grant product licenses across a wide range of Manchester United products which are highly sought after by our followers around the world. Under our product licensing agreements, we receive royalties from the sales of specific Manchester United branded products. Under some product licensing agreements, we receive a minimum guaranteed payment from the licensee. The majority of licensees are granted on a non-exclusive rights basis for specific product categories, within a specific country or geographic region.

Wholesale apparel—replica uniforms, training wear

        The Manchester United jersey and training wear are completely redesigned for each season. The annual launch of the new jersey is always a much-anticipated day for our global community of followers. The result is a robust wholesale apparel business.

E-commerce

        We currently have arrangements in place whereby Fanatics has been granted separate licenses to use our brand and/or trademarks to operate the official online store, branded as "United Direct", in respect of the United States and the rest of the world. The online store sells a range of Manchester

United branded merchandise including official replica kit and other clothing from adidas. In addition, the online store offers a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a percentage of net sales from the online store as a royalty payment.

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

Mobile & Content

Digital media

        Due to the power of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. Our website, www.manutd.com, is published in 7 languages and, according to digital market intelligence company SimilarWeb, it was the most visited Premier League football club website during the 2016/17 season. We use our website, which incorporates e-commerce services, to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach our global audience.

        We believe our 659 million global followers put us in prime position to capitalize on social media outlets to further our brand. A portion of this following has already taken to social media, as our Facebook page had over 73.6 million connections with over 1.3 billion interactions since its launch, as of 30 June 2017 and is one of the most highly followed and user engaged brand pages. The following graph shows the growth in the number of Facebook connections since June 2013 (in millions).

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

Mobile services and applications

        We currently offer digital content to mobile devices under our "MU Mobile" brand, and have developed a mobile "Club App" that is currently available in 39 territories. The Club App has been developed to support a 'test and learn' strategy that enables us to optimize the development of future products, with a focus on tracking the consumption of different features and content types.

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

        In the 2016/17 season we launched the MUTV channel on MUTV.com. This enabled fans to purchase MUTV on a subscription basis for the first time without an existing satellite or cable subscription.

        We intend to continue developing multi-platform mobile sites and mobile applications that will facilitate access for our followers to our content across a range of devices and carriers in order to meet global demand.

Video on demand

        The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. Through our website, Club App and the MUTV D2C application,

we provide live video and video on demand to our followers in a variety of formats and commercial models. Some video on demand content is free to all users, some content is only accessible upon registration and some content, as in the case of live preseason tour matches, has been available on a subscription basis.

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

        As of 30 June 2017 we had close to 141.5 million social connections including over 73.6 million connections on our Facebook page and over 13.6 million followers to our Twitter accounts. For the 2016/17 season we had over 845 million social media interactions on Facebook, Instagram and Twitter (i.e. likes, comments, shares and retweets) which represents an increase of over 52% compared to 554 million in the previous season. We accounted for over 44% of all social media interactions generated by Premier League clubs in the 2016/17 season across Facebook, Instagram and Twitter. We use our social footprint as a means to communicate news and other updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience.

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

Broadcasting

        We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the centrally negotiated domestic and international television and radio rights to the Premier League, the Champions League and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world.

        The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Revenue from the sale of the rights to televise Premier League matches internationally by overseas broadcasters and radio is shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons.

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

        In addition to the above fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. In 2016/17 the total market pool for the Champions League was €507 million and for the Europa League was €160 million.

        The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage (and onwards for the Europa League). 50% of each country market pool is distributed to its group-stage representatives based on each club's domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup (if participating in the Europa League) earn the highest share). Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season (such as ourselves in 2016/17) does not receive a distribution of the 50% market pool based on domestic performance in the previous season.

        The remaining 50% of the market pool is distributed as follows:

        For the Champions League, based on the number of games played in the current competition relative to teams from the same country. The English market pool for the 2015/16 competition (the last season in which we competed) was approximately €124.9 million. This amount can vary from season to season subject to the composition of the 32 clubs taking part in the group stage.

        For the Europa League, split across each round of the competition (40% to group stage, 20% to round of 32, 16% to round of 16, 12% to quarter-finals, 8% to semi-finals and 4% to the final) which is distributed to teams who participate in the relevant round based on the proportional value of the country broadcasting rights relative to the value of all broadcasting agreements for countries represented at each stage.

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

        In the United Kingdom, MUTV is offered directly to consumers through the Sky and Virgin Media distribution platforms and direct to consumers via a subscription to MUTV.com. Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis and can include certain promotional rights and via the D2C mobile application.

        MUTV features a range of content, the primary categories of which are:

  •
  highlights from games and other time-delayed game footage (including full matches), both of which are subject to certain holdback periods under the agreements between media distributors, the participating clubs and the Premier League and UEFA;

  •
  live coverage of promotional tours and exhibition games;

  •
  lifestyle programming and other "behind the scenes" content profiling the club, our history, our manager and our players; and

  •
  live coverage of Academy and Youth games.

Matchday

        Our stadium, which we fully own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 75,457. In the 2016/17 season, the club's 31 home games were attended by over 2.2 million people. The stadium has been completely renovated and has all the modern luxuries of any new stadium, with approximately 8,000 executive club seats, including 154 luxury boxes, 15 restaurants and 4 sports bars.

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

        We operate a membership program. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £32 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount. At the end of the 2016/17 season we had over 180,000 members.

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 139-year history and houses the club's most precious artifacts and trophies. In 2016/17, we estimate that approximately 330,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom.

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

        Ahead of registration for UEFA competitions for the 2017/18 season we submitted our payables analysis and break-even assessment under the FFP regulations, based on our fiscal year 2016 and fiscal year 2015 audited financial statements. The break-even test result was positive i.e. a surplus. The break-even assessment is based on the sum of financial information for the three seasons prior to the competition season. The payables analysis is carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA competitions.

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

        The combined net losses of European clubs fell by 70% in the three seasons to 2013/14 compared to the three seasons to 2010/11 which would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives. However, in 2015 UEFA announced some changes to the FFP regulations aimed primarily at clubs undergoing a business restructuring. Instead of breaching the FFP regulations and being subject to sanctions, the amended regulations enable clubs to voluntarily approach the CFCB with a business plan which demonstrates how they are going to remedy their short-term breach of FFP regulations and achieve break-even compliance over a four year time period. If the business plan is approved by the CFCB the club would not be subject to sanctions for the restructuring year which results in a breach of the FFP regulations.

        We support and operate within the financial fair play regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Premier League Short Term Costs Controls ("STCC") and Profitability and Sustainability Regulations

        In 2013, the Premier League agreed to adopt STCC and Profitability and Sustainability regulations. The STCC was introduced for an initial period of three seasons ending in 2015/16 but were then extended for a further three seasons through the 2018/19 season. For the first three-year cycle, Premier League teams were required to limit annual increases in aggregate player wage costs, compared to the

2012/13 season, to £4 million per season for each of the three seasons, and no more than a £12 million aggregate increase over such period, except if funded by:

  •
  increases in such team's total revenue compared to the 2012/13 season, excluding increases from Premier League broadcasting revenue; plus

  •
  if applicable, any profits from the disposal of player registrations.

        For the next three-year cycle, annual player wage cost increases will be limited to £7 million per season, again as compared to the 2012/13 season, except if funded by:

  •
  increases in total revenue from sources other than Premier League broadcasting contracts; plus

  •
  if applicable, any profits from the disposal of player registrations.

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

        Our most recent break-even assessment under the Premier League Profitability and Sustainability regulations was submitted in March 2017, based on our fiscal year 2015 and fiscal year 2016 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax," which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in March 2017 was positive.

        As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League Profitability and Sustainability regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation. The charity arm of the club, Manchester United Foundation uses football to engage and inspire young people to build a better life for themselves and unite the communities in which they live. Dedicated staff deliver football coaching, educational programs and personal development, providing young people with opportunities to change their lives for the better. The Foundation has partnerships with over 20 high schools across Greater Manchester, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football provision, girls-only sessions, and disability program, provide free football, alternative activities, qualifications and work experience opportunities to the young people of Greater Manchester. The Foundation fulfils all charitable activity for Manchester United, including managing the club's long-term partnership with Unicef, which operates under the United for Unicef banner. Since the start of the partnership in 1999, Manchester United and Unicef have had a positive impact on the lives of over 4 million children in countries across the globe, most recently in disaster-stricken Bangladesh and Vietnam.

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

  •
  Television media:  We receive media income primarily from the Premier League and UEFA media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed "—Revenue Sectors—Broadcasting." On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.

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

Real Property

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving facility, our secured term loan facility and the senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although: (a) Manchester International Freight Terminal is not encumbered as it has already been given as security under the Alderley Facility; and (b) the Aon Training Complex is not encumbered.

Key property and location	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Aon Training Complex, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment Property	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment Property	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment Property	Owned (freehold)	10,800
Office space, Chester Road, Manchester	Offices	Leased (through November 2018)	1,176
Office space, central London	Offices	Leased (through March 2021)	1,100
Office space, Washington, D.C., United States	Offices	Leased (through February 2020)	658

        The above properties are owned or leased by either Manchester United Limited or Manchester United Football Club Limited, apart from Manchester International Freight Terminal which is leased by Alderley Urban Investments Limited.

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

Customers

        Our top five customers represented 59.2%, 54.4% and 54.9% of our total revenue in each of the years ended 30 June 2017, 2016 and 2015, respectively. Our top five customers in the year ended 30 June 2017 were the Premier League, adidas, General Motors (Chevrolet), UEFA and Aon. See "Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer was the Premier League, who represented 25.4%, 19.4% and 25.4% of our total revenue in each of the years ended 30 June 2017, 2016 and 2015, respectively. Our second largest customer was adidas, who represented 13.6%, 14.1% and nil of our total revenue in each of the years ended 30 June 2017, 2016 and 2015. Our third largest customer was General Motors (Chevrolet), who represented 10.2%, 11.4% and 14.8% of our total revenue in each of the years ended 30 June 2017, 2016 and 2015, respectively.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 139-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, mobile & content, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

        Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2017 was £275.5 million.

Sponsorship

        We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. Global sponsors include leading brands such as 20th Century Fox, Aeroflot, Aon, Apollo Tyres, Concha y Toro, Deezer, DHL, Electronic Arts, Epson, General Motors (Chevrolet), Gulf Oil, HCL, Kansai Paint, Marathonbet, Mlily, Swissquote, TAG Heuer, Toshiba Medical Systems, Uber and Yanmar. In addition, we also have regional sponsors such as Hong Kong Jockey Club, Manda, Nexon, Uni-President and You-C1000 who are sponsors across a variety of products and categories in certain regions and local markets around the world.

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

        Total sponsorship revenue for the year ended 30 June 2017 was £162.3 million.

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

        Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2017 was £104.0 million.

Mobile & Content

        Due to the strength of our brand and the quality of our content, we have formed mobile telecom partnerships in numerous countries. In addition, we market content directly to our followers through our website, www.manutd.com, and associated mobile properties. Total mobile & content revenue for the year ended 30 June 2017 was £9.2 million.

Broadcasting

        We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from our share of the global broadcasting rights relating to the Premier League, Champions League and other competitions. The growing popularity of the Premier League and Champions League in international markets and the associated increases in media rights values have been major drivers of the increase in our overall Broadcasting revenue in recent years. The Premier League's current domestic broadcasting rights contract with Sky Sports and BT Sport is worth £5.136 billion from the 2016/17 season to the 2018/19 season for its live domestic rights. The deal marked a significant increase of over 70% on the previous contract, which was worth £3.018 billion and ran from the 2013/14 season through the 2015/16 season, and represents the largest UK TV rights deal ever signed. In addition, the value of the international broadcasting rights for the seasons 2016/17 through to 2018/19 also increased significantly to £3.2 billion which represents an increase of over 40% compared to the £2.2 billion generated from the previous three-year cycle ended in season 2015/16. Our share of the revenue under the Premier League broadcasting rights contract amounted to £143.5 million, £95.7 million and £96.6 million for the 2016/17, 2015/16 and 2014/15 seasons, respectively, and our share of the revenue from broadcasting rights for UEFA competitions amounted to £39.5 million, £31.3 million and £2.1 million (being distributions from UEFA relating to the previous season's competition) for the 2016/17, 2015/16 and 2014/15 seasons, respectively. Our participation in the Premier League and Champions League and/or Europa League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our first team, and if our first team fails to qualify for these UEFA competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our first team winning the Europa League in the 2016/17 season, our first team will participate in the 2017/18 Champions League. Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season does not receive a distribution of the 50% market pool based on domestic performance in the previous season. In addition, our global television channel, MUTV, delivers Manchester United programming to territories around the world. MUTV generated total revenue of £9.0 million, £9.0 million and £7.7 million for each of the years ended 30 June 2017, 2016 and 2015, respectively. Total Broadcasting revenue for the year ended 30 June 2017 was £194.1 million.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, EFL Cup and UEFA competitions. Our participation in the Premier League and UEFA competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our first team, and if our first team fails to qualify for UEFA competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been approximately 99% for each season since the 1997/98 season, with strong attendance for UEFA competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2017 was £111.6 million.

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

Exceptional items

        Exceptional operating costs are those costs that in management's judgment need to be separately disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.

Profit/(loss) on disposal of intangible assets

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

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. We expect interest expense to continue to be a significant component of our expenses. Net finance costs were £24.3 million for the year ended 30 June 2017. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

        On 26 June 2015, we issued $425.0 million in aggregate principal amount of the senior secured notes. The proceeds from the sale of the senior secured notes were used to redeem the $269.2 million in aggregate principal amount of our outstanding 8 3/8% US dollar senior secured notes due 2017 (the "2017 Dollar Notes") at a redemption price equal to 102.09375% of the principal amount of such notes plus accrued and unpaid interest to the date of such redemption and to repay $90.7 million of our existing secured term loan.

Taxes

        During each of the three years ended 30 June 2017, 2016 and 2015, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2017, we were subject to a weighted UK statutory tax rate of 19.75%, during the year ended 30 June 2016, we were subject to a weighted statutory tax rate of 20.0% and during the year ended 30 June 2015, we were subject to a weighted statutory tax rate of 20.75%.

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

Seasonality

        We experience seasonality in our revenue and cash flow, limiting the overall comparability and predictability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our first team in UEFA competitions and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial agreements. As such, though we report interim results of operations for our first, second and third fiscal quarters, in managing our business, setting goals and assessing performance we focus primarily on our full-year results of operations rather than our interim results of operations.

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2017, 2016 and 2015.

	Year ended 30 June
	2017	2016	2015
	(£'000)
Income Statement Data
Revenue	581,204	515,345	395,178

Analyzed as:
Commercial revenue	275,471	268,318	196,931
Broadcasting revenue	194,098	140,440	107,664
Matchday revenue	111,635	106,587	90,583

Operating expenses—before exceptional items	(516,068)	(421,574)	(384,843)

Analyzed as:
Employee benefit expenses	(263,464)	(232,242)	(202,561)
Other operating expenses	(117,942)	(91,244)	(72,271)
Depreciation	(10,228)	(10,079)	(10,324)
Amortization	(124,434)	(88,009)	(99,687)
Operating expenses—exceptional items	4,753	(15,135)	(2,336)

Total operating expenses	(511,315)	(436,709)	(387,179)
Operating profit before profit/(loss) on disposal of intangible assets	69,889	78,636	7,999
Profit/(loss) on disposal of intangible assets	10,926	(9,786)	23,649

Operating profit	80,815	68,850	31,648

Finance costs	(25,013)	(20,459)	(35,419)
Finance income	736	442	204

Net finance costs	(24,277)	(20,017)	(35,215)

Profit/(loss) on ordinary activities before tax	56,538	48,833	(3,567)
Tax (expense)/credit	(17,361)	(12,462)	2,672

Profit/(loss) for the year	39,177	36,371	(895)

Year Ended 30 June 2017 as Compared to the Year Ended 30 June 2016

	Year ended 30 June
			% Change 2017 over 2016
	2017	2016
	(in £ millions)
Revenue	581.2	515.3	12.8%
Commercial revenue	275.5	268.3	2.7%
Broadcasting revenue	194.1	140.4	38.2%
Matchday revenue	111.6	106.6	4.7%
Total operating expenses	(511.3)	(436.6)	17.1%
Employee benefit expenses	(263.5)	(232.2)	13.5%
Other operating expenses	(117.9)	(91.2)	29.3%
Depreciation	(10.3)	(10.1)	2.0%
Amortization	(124.4)	(88.0)	41.4%
Exceptional items	4.8	(15.1)	—
Profit/(loss) on disposal of intangible assets	10.9	(9.8)	—
Net finance costs	(24.3)	(20.0)	21.5%
Tax expense	(17.3)	(12.5)	38.4%

Revenue

        Consolidated revenue for the year ended 30 June 2017 was £581.2 million, an increase of £65.9 million, or 12.8%, compared to the year ended 30 June 2016, as a result of an increase in revenue in all our sectors, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2017 was £275.5 million, an increase of £7.2 million, or 2.7%, over the year ended 30 June 2016.

  •
  Sponsorship revenue for the year ended 30 June 2017 was £162.3 million, an increase of £2.2 million, or 1.4%, over the year ended 30 June 2016, primarily due to new sponsorship deals.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2017 was £104.0 million, an increase of £6.7 million, or 6.9%, over the year ended 30 June 2016, primarily due to a full year contribution from the adidas agreement, compared to only 11 months in the prior year, plus growth in Megastore revenue.

  •
  Mobile & Content revenue for the year ended 30 June 2017 was £9.2 million, a decrease of £1.7 million, or 15.6%, over the year ended 30 June 2016, primarily due to the expiry of several sponsorship deals.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2017 was £194.1 million, an increase of £53.7 million, or 38.2%, over the year ended 30 June 2016, primarily due to the new Premier League broadcasting rights agreement plus progression to, and success in winning, the UEFA Europa League final.

Matchday revenue

        Matchday revenue for the year ended 30 June 2017 was £111.6 million, an increase of £5.0 million, or 4.7%, over the year ended 30 June 2016, primarily due to playing two more home games in the year.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the year ended 30 June 2017 were £511.3 million, an increase of £74.7 million, or 17.1%, over the year ended 30 June 2016.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2017 were £263.5 million, an increase of £31.3 million, or 13.5%, over the year ended 30 June 2016, primarily due to an increase in first team salaries, following investment in the first team squad.

Other operating expenses

        Other operating expenses for the year ended 30 June 2017 were £117.9 million, an increase of £26.7 million, or 29.3%, over the year ended 30 June 2016, primarily due to the impact of playing more games in the year as a result of progression in domestic and European cup competitions.

Depreciation

        Depreciation for the year ended 30 June 2017 amounted to £10.3 million, an increase of £0.2 million, or 2.0%, over the year ended 30 June 2016.

Amortization

        Amortization, primarily of players' registrations, for the year ended 30 June 2017 was £124.4 million, an increase of £36.4 million, or 41.4%, over the year ended 30 June 2016. The increase in amortization was primarily due to player acquisitions during fiscal year 2017. The unamortized balance of registrations as of 30 June 2017 was £290.6 million, of which £125.3 million is expected to be amortized in the year ending 30 June 2018. The remaining balance is expected to be amortized over the three years ending 30 June 2021. This does not take into account player acquisitions after 30 June 2017, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2017, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items for the year ended 30 June 2017 were a credit of £4.8 million, relating to a reversal of a player registration impairment charge for a player who was re-established as a member of the first team squad. Exceptional items for the year ended 30 June 2016 were a charge of £15.1 million, of which £8.4 million related to compensation to the former manager and certain members of the coaching staff for loss of office and £6.7 million related to a registrations' impairment charge regarding a reduction in the carrying value of a player no longer considered to be a member of the first team playing squad.

Profit/(loss) on disposal of intangible assets

        Profit on disposal of intangible assets for the year ended 30 June 2017 was £10.9 million, compared to a loss of £9.8 million for the year ended 30 June 2016. The profit on disposal of intangible assets for the year ended 30 June 2017 primarily related to the disposals of McNair (Sunderland), Schneiderlin (Everton) and Schweinsteiger (Chicago Fire). The loss on disposal of intangible assets for the year ended 30 June 2016 primarily related to the disposal of Di Maria (Paris St-Germain).

Net finance costs

        Net finance costs for the year ended 30 June 2017 were £24.3 million, an increase of £4.3 million, or 21.5%, over the year ended 30 June 2016. The increase was primarily due to fair value movements on derivatives, partially offset by favorable, unrealized foreign exchange movements.

Tax

        The tax expense for the year ended 30 June 2017 was £17.3 million, compared to £12.5 million for the year ended 30 June 2016, primarily due to the increase in profit before tax and a reduction in foreign exchange gains on US dollar denominated deferred tax assets.

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

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2016 were £232.2 million, an increase of £29.6 million, or 14.6%, over the year ended 30 June 2015, primarily due to renewals of existing player contracts, coupled with an uplift in annual player salaries due to participation in the Champions League.

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

        For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report.

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

        The minimum guarantee payable by adidas over the term of our agreement with them is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins certain competitions or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons, with the reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical judgment in future financial years therefore will be management's assessment as to whether or not our first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement. Such assessments of future participation may differ from actual participation, which could result in a difference in the revenue recognized in a given year.

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

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see note 2 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows. See note 15 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report.

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

        The impairment review of goodwill and other non-current assets considers estimates of the future economic benefits attributable to them. Such estimates involve assumptions in relation to the future, recoverable amount of the asset, ticket revenue, broadcasting and sponsorship revenue and on-field performance. Any estimates of future economic benefits made in relation to non-current assets may differ from the benefits that ultimately arise, and materially affect the recoverable value of the asset.

Intangible assets—registrations

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the individual's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Costs associated with the acquisition of players' and key football management staff registrations include transfer fees, Premier League levy fees, agents' fees and other directly attributable costs. These costs are amortized over the period covered by the individual's contract. To the extent that an individual's contract is extended, the remaining book value is amortized over the remaining revised contract life.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of our long term borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        In fiscal year 2017 we paid a regular semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

        Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 June 2017, we had no borrowings under our revolving facility.

        Pursuant to our contract with adidas, which began on 1 August 2015, the minimum guarantee payable by adidas over the 10-year term of the agreement is equal to £750 million, subject to certain adjustments. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing" above for additional information regarding our agreement with adidas.

        We also maintain a mixture of long-term debt and capacity under our revolving facility in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid throughout the 12 months of the fiscal year. Our working capital levels tend to be at their lowest in November, in advance of Premier League and UEFA broadcasting receipts in December and January.

        In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to draw on our revolving facility to meet our cash needs.

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

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 75,457. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. We record these investments as capital expenditures. Capital expenditure at Old Trafford was £3.5 million, £2.7 million and £2.3 million for the years ended 30 June 2017, 2016 and 2015, respectively. We typically invest approximately £3 million per year in refurbishment capital expenditure with further investments in expansion capital expenditure as required.

        In addition, we spent approximately £5.4 million, £2.3 million and £3.7 million for the years ended 30 June 2017, 2016 and 2015, respectively in connection with updating and expanding the Aon Training Complex, our training facility.

Mobile & Content capital expenditure

        We intend to continue investing in our mobile & content assets, including our website and digital media capabilities.

Net intangible asset—registrations capital expenditure

        Our average net intangible asset—registrations capital expenditure over the last 10 years has been a cash outflow of £52.1 million per fiscal year (excluding the sale of a player in the year ended 30 June 2009 that generated a significant cash inflow, average net intangible asset—registrations capital expenditure over the same period would have been a cash outflow of £60.1 million per fiscal year). However, net intangible asset—registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset—registrations capital expenditure. Actual cash used or generated from net intangible asset—registrations capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

Last 10 Years Net Intangible Asset—Registrations Capital Expenditure(1)

(1)
The net intangible asset—registrations capital expenditure data presented is the sum of all cash used for purchases of intangible assets—registrations and all cash generated from sales of intangible assets—registrations as disclosed in our consolidated annual financial statements. For the years ended 30 June 2013 to 30 June 2017, the data above was derived from the annual financial statements of Manchester United plc. For the years ended 30 June 2008 to 30 June 2012, the above data was derived from the annual financial statements of Red Football Shareholder Limited. The annual financial statements for the period prior to our transition to IFRS on 1 July 2008 were prepared in accordance with Generally Accepted Accounting Practice in the United Kingdom.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2017, 2016 and 2015:

	Year ended 30 June
	2017	2016	2015
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	251.7	200.8	195.0
Interest paid	(19.5)	(13.2)	(42.6)
Debt finance costs relating to borrowings	—	—	(6.5)
Interest received	0.7	0.5	0.5
Tax paid	(5.2)	(2.0)	(2.5)

Net cash generated from operating activities	227.7	186.1	143.9

Cash flow from investing activities
Payments for property, plant and equipment and investment property (net of proceeds)	(9.0)	(5.1)	(5.5)
Payments for intangible assets	(193.8)	(138.1)	(117.4)
Proceeds from sale of intangible assets	51.8	38.4	20.6

Net cash used in investing activities	(151.0)	(104.8)	(102.3)

Cash flow from financing activities
Proceeds from borrowings	—	—	272.5
Repayment of borrowings	(0.4)	(0.4)	(227.9)
Dividends paid	(23.3)	(20.1)	—

Net cash (used in)/generated from financing activities	(23.7)	(20.5)	44.6

Net increase in cash and cash equivalents(1)	53.0	60.8	86.2

(1)
Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

        Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the year ended 30 June 2017 produced a cash inflow of £251.7 million, an increase of £50.9 million from a cash inflow of £200.8 million for the year ended 30 June 2016. Cash generated from operations for the year ended 30 June 2015 was £195.0 million.

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

        Interest paid was £19.5 million in the year ended 30 June 2017, an increase of £6.3 million compared to £13.2 million in interest paid in the year ended 30 June 2016. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest on the senior secured notes (the 2017 Dollar Notes) for the period up to the 25 June 2015 was paid at the end of June 2015 when our debt was refinanced. Consequently, interest paid on our senior secured notes in the year ended 30 June 2016 equated to seven months interest up to the beginning of February 2016 whereas interest paid on our senior secured notes in the year ended 30 June 2017 equated to twelve months interest up to the beginning of February 2017. Interest paid was £42.6 million for the year ended 30 June 2015, primarily due to the higher interest rates on the 2017 Dollar Notes relative to our senior secured notes, and on our secured term loan facility prior to our debt refinancing in June 2015.

        Net cash generated from operating activities was £227.7 million in the year ended 30 June 2017, compared to net cash generated from operating activities of £186.1 million for the year ended 30 June 2016. Net cash generated from operating activities was £143.9 million for the year ended 30 June 2015.

Net cash used in investing activities

        Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.

        Net cash used in investing activities for the year ended 30 June 2017 was £151.0 million, an increase of £46.2 million from £104.8 million for the year ended 30 June 2016. Net cash used in investing activities for the year ended 30 June 2015 was £102.3 million.

        For the year ended 30 June 2017, net capital expenditure on property, plant and equipment and investment property was £9.0 million, an increase of £3.9 million from net expenditure of £5.1 million for the year ended 30 June 2016. Net capital expenditure for the years ended 30 June 2017 and 30 June 2016 related mainly to refurbishment work at Old Trafford and the Aon Training Complex.

        For the year ended 30 June 2017, net capital expenditure on intangible assets was £142.0 million, an increase of £42.3 million from net expenditure of £99.7 million for the year ended 30 June 2016. Net capital expenditure for the year ended 30 June 2017 was mainly comprised of payments made for the acquisitions of Pogba, Mkhitaryan, Martial and Di Maria, less payments received relating to the disposal of Di Maria and Schneiderlin. Net capital expenditure for the year ended 30 June 2016 was mainly comprised of payments made for the acquisitions of Di Maria, Martial and Schneiderlin, less payments received relating to the disposal of Di Maria and Welbeck.

        For the year ended 30 June 2015, net capital expenditure on property, plant and equipment was £5.5 million related mainly to refurbishment work at Old Trafford and new pitches at the Aon Training Complex. Net capital expenditure on intangible assets was £96.8 million was mainly comprised of payments made for the acquisitions of Di Maria, Rojo, Fellaini, Depay and Shaw less payments received relating to the disposal of Welbeck and Kagawa.

Net cash (used in)/generated from financing activities

        Net cash used in financing activities for the year ended 30 June 2017 was £23.7 million, an increase of £3.2 million compared to net cash used of £20.5 million for the year ended 30 June 2016. During the year ended 30 June 2017, we repaid borrowings of £0.4 million relating to the Alderley facility and paid two semi-annual dividends amounting to £23.3 million in the aggregate.

        During the year ended 30 June 2016, we repaid borrowings of £0.4 million relating to the Alderley facility and paid four quarterly dividends amounting to £20.1 million in the aggregate.

        Net cash generated from financing activities for the year ended 30 June 2015 was £44.6 million. During the year ended 30 June 2015, we issued £267.8 million ($425.0 million) in aggregate principal amount of the senior secured notes. We used the proceeds to repurchase all of our outstanding 2017 Dollar Notes, comprising a principal value of £169.6 million ($269.2 million) and a premium on repurchase of £3.6 million ($5.6 million). We also amended the terms of our secured term loan facility, reducing the outstanding principal amount by £57.2 million ($90.7 million), reducing the interest rate to LIBOR plus an applicable margin between 1.75% per annum and 1.25% per annum, and extending the term of the facility to June 2025.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility and our senior secured notes. As part of the security for our secured term loan facility, our senior secured notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

        Our wholly-owned finance subsidiary, MU Finance plc, has a secured term loan facility with Bank of America, N.A. as lender. As of 30 June 2017 the sterling equivalent of £170.8 million (net of unamortized issue costs of £2.5 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

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

        Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

        The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.

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

Senior secured notes

        Our wholly-owned finance subsidiary, MU Finance plc, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the "senior secured notes"). As of 30 June 2017 the sterling equivalent of £323.1 million (net of unamortized issue costs of £4.1 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

        The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc. These entities are wholly owned subsidiaries.

        The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.

        The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited's subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited's assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.

        The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

Revolving facility

        Our revolving facilities agreement allows MU Finance plc (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 June 2017, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facilities agreement.

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

        Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and secured against substantially all of the assets of those entities. These entities are wholly owned subsidiaries.

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

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2017, £4.2 million was outstanding under the Alderley facility. £0.5 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.7 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

        As of 30 June 2017, we were in compliance with all covenants in relation to indebtedness.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2017 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2017 is £44.6 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2017, we believe receipt of £0.8 million to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2017, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2017:

	Less than 1 year	1 - 3 years	3 - 5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£'000	£'000	£'000	£'000	£'000	£'000
Long-term debt obligations(2)	19,463	41,731	18,988	601,218	681,400	503,354
Finance lease obligations	—	—	—	—	—	—
Operating lease obligations(3)	2,624	5,820	162	3,968	12,574	—
Purchase obligations(4)	183,531	79,800	6,462	—	269,793	255,780
Other long-term liabilities	—	—	—	—	—	—

Total	205,618	127,351	25,612	605,186	963,767	759,134

(1)
Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2017, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 31 June 2017, we had £4.2 million outstanding under the Alderley facility.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 28.1 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £44.6 million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in note 29.2 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report, as of 30 June 2017, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	56	Executive Co-Chairman and Director
Joel Glazer	50	Executive Co-Chairman and Director
Edward Woodward	45	Executive Vice Chairman and Director
Richard Arnold	46	Group Managing Director and Director
Cliff Baty	47	Chief Financial Officer
Kevin Glazer	55	Director
Bryan Glazer	52	Director
Darcie Glazer Kassewitz	49	Director
Edward Glazer	47	Director
Robert Leitão	54	Independent Director
Manu Sawhney	50	Independent Director
John Hooks	61	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 56, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 50, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International and Media Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 45, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. In 2015 he was elected to the Board of Directors of the European Club Association (ECA)—the sole independent body directly representing football clubs at a European level. He also chairs the ECA Marketing and Communications Working Group. Mr. Woodward represents the Club at meetings of the English Premier League's shareholders. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the Club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 46, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and mobile & content business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Cliff Baty, aged 47, is the Company's Chief Financial Officer. He was appointed in March 2016. He is responsible for managing all aspects of financial reporting and financial control of the Company. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the Board of Directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

        Kevin Glazer, aged 55, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 52, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 49, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 47, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the Co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 54, is an Independent Director of the Company. He is Head of Rothschild's Global Financial Advisory business. Mr. Leitão joined Rothschild in 1998 as a Director and was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001 and Head of UK Investment Banking in 2008. Prior to joining Rothschild, Mr. Leitão worked for Morgan Grenfell & Co. Limited in London, where he was appointed a Director in 1995. He also serves as Chairman of the Trustees of The Pennies Foundation. Mr. Leitão received a Bachelor of Science degree in engineering from the University of London in 1984. He received his Chartered Accountancy qualification in 1988.

        Manu Sawhney, aged 50, is an Independent Director of the Company. With over 26 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney is the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state's premier sporting, lifestyle and entertainment destination. Prior to his current role, Mr. Sawhney was the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the Board. He was responsible for the overall business leadership & P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various markets across Asia including business expansion in Taiwan, start-up of a new joint venture in South Korea, consolidation of business in China and securing long term strategic partnerships in India, Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, he worked for 3 years with ITC Global Holdings. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).

        John Hooks, aged 61, is an Independent Director of the Company. He has been in the luxury fashion industry for over 35 years and has held positions in some of the sector's most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT's regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company's global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks is currently CEO of Pacific Global Management (PGM). He is also on the board of Miroglio Fashion and is a senior adviser to McKinsey & Company.

Family Relationships

        Our Executive Co-Chairmen and Directors Avram Glazer and Joel Glazer, and Directors Bryan Glazer, Kevin Glazer, Darcie Glazer Kassewitz and Edward Glazer are siblings.

Arrangements or Understandings

        None of our executive officers or directors have any arrangement or understanding with our principal shareholders, customers, suppliers or other persons pursuant to which such executive officer or director was selected as an executive officer or director.

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2017 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2017 was £12.3 million. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2017 was £0.1 million.

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

        During the year ended 30 June 2017 certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	293,575
Awarded during the year	188,677
Forfeited during the year	(16,863)
Vested during the year	(169,476)

Outstanding at the end of the year	295,913

        The fair value of shares awarded during the year was $16.02 (£12.35) per share.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 15,234,579 remain available for issuance as of 11 September 2017.

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2017, 2016 and 2015, including directors, was as follows:

	2017 Number	2016 Number	2015 Number
Average number of employees:
Football—players	74	74	73
Football—technical and coaching	136	94	89
Commercial	120	111	122
Media	90	94	89
Administration and other	445	426	440

Average monthly number of employees	865	799	813

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,053, 2,124 and 2,275 temporary employees in fiscal years 2017, 2016 and 2015, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 11 September 2017:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)	707,613		1.76%		20,899,366	16.85%	16.38%
Joel Glazer(3)	1,707,614		4.25%		20,899,366	16.85%	16.46%
Edward Woodward	(*	)	(*	)	—	—	(* )
Richard Arnold	(*	)	(*	)	—	—	(* )
Cliff Baty	(*	)	(*	)	—	—	(* )
Kevin Glazer(4)	—		—		20,899,366	16.85%	16.33%
Bryan Glazer(5)	—		—		20,899,365	16.85%	16.33%
Darcie Glazer Kassewitz(6)	603,806		1.50%		20,899,365	16.85%	16.37%
Edward Glazer(7)	—		—		19,503,172	15.73%	15.23%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and AAGT Holdings LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.

(3)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and JMGT Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

(4)
Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.

(5)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, and BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

(6)
Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee, and DSGT Holdings LLC, of which Darcie S. Glazer Irrevocable Exempt Trust is the sole member.

(7)
Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.

(*)
These directors and members of our executive management individually own less than 1% of our Class A ordinary shares.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 11 September 2017, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Baron Capital Group, Inc.	15,089,806	37.54%	—	—	1.18%
Lindsell Train Limited	7,446,852	18.53%	—	—	0.58%
Lansdowne Partners Limited	4,941,440	12.30%	—	—	0.39%
Jupiter Asset Management Limited	2,779,723	6.92%	—	—	0.22%
Avram Glazer(2)	707,613	1.76%	20,899,366	16.85%	16.38%
Joel M. Glazer(3)	1,707,614	4.25%	20,899,366	16.85%	16.46%
Kevin Glazer(4)	—	—	20,899,366	16.85%	16.33%
Bryan G. Glazer(5)	—	—	20,899,365	16.85%	16.33%
Darcie S. Glazer(6)	603,806	1.50%	20,899,365	16.85%	16.37%
Edward S. Glazer(7)	—	—	19,503,172	15.73%	15.23%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and AAGT Holdings LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.

(3)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and JMGT Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

(4)
Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.

(5)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, and BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

(6)
Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee, and DSGT Holdings LLC, of which Darcie S. Glazer Irrevocable Exempt Trust is the sole member.

(7)
Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.

        Since 11 September 2014, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

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

  •
  on 15 August 2016, Baron Capital Group Inc. made a public filing that it held 15,089,806 of our Class A ordinary shares, representing 1.18% of total voting power;

  •
  on 2 February 2017, Jupiter Asset Management Limited made a public filing that it held 2,768,764 of our Class A ordinary shares, representing 0.22% of total voting power;

  •
  on 14 February 2017, Baron Capital Group Inc. made a public filing that it held 14,622,085 of our Class A ordinary shares, representing 1.14% of total voting power;

  •
  on 10 August 2017, FMR LLC made a public filing that it no longer held any of our Class A ordinary shares;

  •
  on 11 August 2017, Jupiter Asset Management Limited made a public filing that it held 2,779,723 of our Class A ordinary shares, representing 0.22% of total voting power;

  •
  on 30 August 2017, Avram Glazer Irrevocable Exempt Trust made a public filing that it held 9,410,375 of our Class B ordinary shares, representing 35.5% of total voting power;

  •
  on 30 August 2017, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it held 10,410,376 of our Class B ordinary shares, representing 37.1% of total voting power;

  •
  on 30 August 2017, Kevin Glazer Irrevocable Exempt Family Trust made a public filing that it held 16,311,894 of our Class B ordinary shares, representing 34.3% of total voting power;

  •
  on 30 August 2017, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it held 15,349,034 of our Class B ordinary shares, representing 34.3% of total voting power;

  •
  on 30 August 2017, Darcie S. Glazer Irrevocable Exempt Trust made a public filing that it held 18,514,274 of our Class B ordinary shares, representing 35.3% of total voting power;

  •
  on 30 August 2017, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it held 11,055,706 of our Class B ordinary shares, representing 32.8% of total voting power;

  •
  on 30 August 2017, AAGT Holdings LLC made a public filing that it held 707,613 of our Class A ordinary shares and 11,488,991 of our Class B ordinary shares, representing 23.7% of total voting power;

  •
  on 30 August 2017, JMGT Holdings LLC made a public filing that it held 1,707,614 of our Class A ordinary shares and 10,488,990 of our Class B ordinary shares, representing 24.1% of total voting power;

  •
  on 30 August 2017, KEGT Holdings LLC made a public filing that it held 4,587,472 of our Class B ordinary shares, representing 10.3% of total voting power;

  •
  on 30 August 2017, BGGT Holdings LLC made a public filing that it held 5,550,331 of our Class B ordinary shares, representing 12.2% of total voting power;

  •
  on 30 August 2017, DSGT Holdings LLC made a public filing that it held 2,385,091 of our Class B ordinary shares, representing 7.0% of total voting power;

  •
  on 30 August 2017, ESGT Holdings LLC made a public filing that it held 8,447,466 of our Class B ordinary shares, representing 17.4% of total voting power;

  •
  on 30 August 2017, Red Football LLC made a public filing that it no longer held any of our Class A or Class B ordinary shares; and

  •
  on 7 September 2017, Lindsell Train Limited made a public filing that it held 7,446,852 of our Class A ordinary shares, representing 0.58% of total voting power.

U.S. Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 11 September 2017, we had 40,192,596 Class A ordinary shares held by 2,740 U.S. resident shareholders of record, representing approximately 3.14% of total voting power and 124,000,000 Class B ordinary shares held by 12 U.S. resident shareholders of record, representing approximately 96.86% of total voting power.

Shareholders' Arrangements

        As of 11 September 2017, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2014 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        In fiscal year 2017, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

        If we do pay a cash dividend on our Class A ordinary shares and Class B ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and the holders of our Class B ordinary shares will be able to influence our dividend policy.

        The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries' debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to the our revolving facility, our secured term loan facility and the note purchase agreement governing our senior secured notes, there are restrictions on our subsidiaries' ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See "Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness." As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares.

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

B.    SIGNIFICANT CHANGES

Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2017, for total proceeds, net of associated costs, of £19,941,000. This amount includes any contingent consideration receivable after 30 June 2017 in respect of previous playing registration disposals. The associated net book value was £2,844,000.

        Subsequent to 30 June 2017 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £126,793,000. Payments are due within the next 5 years.

Secondary offering

        On 9 August 2017, Manchester United plc entered into an underwriting agreement relating to the sale of 5,000,000 of our Class A Ordinary Shares by Red Football LLC pursuant to a public offering. We did not receive any of the proceeds from the sale of these shares.

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

	Per Share
	High	Low
	(in USD)
Annual
FY 2017	17.80	14.20
FY 2016	18.99	13.30
FY 2015	19.63	14.78
FY 2014	18.78	14.47
FY 2013 (10 August 2012 through 30 June 2013)	19.04	12.18
Quarterly
FY 2018
First Quarter (through 7 September 2017)	17.55	16.00
FY2017
First Quarter	17.32	15.49
Second Quarter	17.04	14.20
Third Quarter	17.35	14.70
Fourth Quarter	17.80	16.05
FY2016
First Quarter	18.80	17.16
Second Quarter	18.99	17.30
Third Quarter	17.50	13.30
Fourth Quarter	17.73	13.79
Monthly
2017
March	16.95	16.35
April	16.95	16.05
May	17.80	16.25
June	17.00	16.10
July	17.30	16.00
August	17.55	16.35
September (through 7 September 2017)	17.10	16.65

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 11 September 2017 we had 164,194,754 ordinary shares listed (comprising 40,194,754 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

  •
  Term Facility Amendment Letter, dated 26 June 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Letter is included as Exhibit 4.5 to this Annual Report.

  •
  Second Term Facility Amendment Letter, dated 11 September 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Letter is included as Exhibit 4.6 to this Annual Report.

  •
  Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Agreement is included as Exhibit 4.7 to this Annual Report.

  •
  2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.8 to this Annual Report.

  •
  Premier League Handbook, Season 2016/17.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2016/17. A copy of the Handbook is included as Exhibit 4.9 to this Annual Report.

  •
  Premier League Handbook, Season 2017/18.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2017/18. A copy of the Handbook is included as Exhibit 4.10 to this Annual Report.

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

        If an entity or other arrangement treated as a partnership for US federal income tax purposes holds the Company's Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships considering an investment in the Class A ordinary shares are encouraged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Class A ordinary shares.

Treatment of the Company as a Domestic Corporation for US Federal Income Tax Purposes

        Even though the Company is organized as a Cayman Islands exempted company, due to the circumstances of its formation and the application of Section 7874 of the Code, the Company reports as a domestic corporation for US federal income tax purposes. This has implications for all shareholders; the Company is subject to US federal income tax as if it were a US corporation, and distributions made by the Company are generally treated as US-source dividends as described below and generally subject to US dividend withholding tax.

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

        Non-US Holders described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates and, if they are foreign corporations, may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-US Holders described in the second bullet point above will be subject to a flat 30% tax on any gain derived on the sale or other taxable disposition, which gain may be offset by certain US-source capital losses. The Company believes it is not, and does not anticipate becoming, a "US real property holding corporation" for US federal income tax purposes.

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

Foreign Account Tax Compliance Act

        Pursuant to the Foreign Account Tax Compliance Act ("FATCA"), withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 31 to our audited consolidated financial statements as of 30 June 2017 and 2016 and for the years ended 30 June 2017, 2016 and 2015 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Currency risk

        We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant currency risk we face relates to the revenue received in Euros as a result of participation in UEFA competitions. We seek to hedge economically the majority of the currency risk of this revenue either by using contracted future foreign currency expenses or by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

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

        As of 30 June 2017, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £48.0 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2017, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £21.0 million for the year ended 30 June 2017. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £25.6 million for the year ended 30 June 2017.

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

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2017, we had £170.8 million of variable rate indebtedness outstanding under our secured term loan facility and £4.2 million of variable rate indebtedness outstanding under our Alderley credit facility. We manage our cash flow interest rate risk, where appropriate, using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, a hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

        Other than as disclosed herein, we have no additional hedging policies.

Derivative Financial Instruments

Foreign currency forward contracts

        We typically enter into foreign currency forward contracts to purchase and sell foreign currency in order to minimize the impact of currency movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA competitions and for transfer fees payable and receivable in foreign currency.

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2017, the fair value of outstanding interest rate swaps was a net liability of £0.7 million.

Embedded foreign exchange derivatives

        We have a number of currency based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2017, the fair value of such derivatives was a net asset of £1.7 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2017, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2017 was effective.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2017 and 2016. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2017 and 2016, and breaks down these amounts by category of service:

	2017 £'000	2016 £'000
Audit Fees	503	462
Tax Fees	392	690
All Other Fees	456	143

Total	1,351	1,295

Audit Fees

        Audit fees for the years ended 30 June 2017 and 2016 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees for the years ended 30 June 2017 and 2016 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in the years ended 30 June 2017 and 2016 related to services in connection with corporate compliance matters.

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

        The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors.

        If at any time we cease to be a "foreign private issuer" under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with the New York Stock Exchange corporate governance rules.

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
4.3
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
4.7
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.8	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.9	Premier League Handbook, Season 2016/17 (included as Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 15 September 2016).
4.10	Premier League Handbook, Season 2017/18.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

        In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statements of comprehensive income, of changes in equity and of cash flows present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

13 October 2017

Consolidated income statement

		Year ended 30 June
	Note	2017 £'000	2016 £'000	2015 £'000
Revenue	4	581,204	515,345	395,178
Operating expenses	5	(511,315)	(436,709)	(387,179)
Profit/(loss) on disposal of intangible assets	8	10,926	(9,786)	23,649

Operating profit		80,815	68,850	31,648

Finance costs		(25,013)	(20,459)	(35,419)
Finance income		736	442	204

Net finance costs	9	(24,277)	(20,017)	(35,215)

Profit/(loss) on ordinary activities before tax		56,538	48,833	(3,567)
Tax (expense)/credit	10	(17,361)	(12,462)	2,672

Profit/(loss) for the year		39,177	36,371	(895)

Earnings/(loss) per share during the year
Basic earnings/(loss) per share (pence)	11	23.88	22.19	(0.55)
Diluted earnings/(loss) per share (pence)(1)	11	23.82	22.13	(0.55)

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

	Year ended 30 June
	2017 £'000	2016 £'000	2015 £'000
Profit/(loss) for the year	39,177	36,371	(895)

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Cash flow hedges (note 31.2)	1,946	(58,025)	(32,602)
Tax (expense)/credit relating to cash flow hedges (note 31.2)	(681)	20,307	11,413

Other comprehensive income/(loss) for the year, net of tax	1,265	(37,718)	(21,189)

Total comprehensive income/(loss) for the year	40,442	(1,347)	(22,084)

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2017 £'000	2016 £'000
ASSETS
Non-current assets
Property, plant and equipment	13	244,738	245,714
Investment property	14	13,966	13,447
Intangible assets	15	717,544	665,634
Derivative financial instruments	18	1,666	3,760
Trade and other receivables	19	15,399	11,223
Deferred tax asset	25	142,107	145,460

		1,135,420	1,085,238

Current assets
Inventories	16	1,637	926
Derivative financial instruments	18	3,218	7,888
Trade and other receivables	19	103,732	128,657
Cash and cash equivalents	20	290,267	229,194

		398,854	366,665

Total assets		1,534,274	1,451,903

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (continued)

		As of 30 June
	Note	2017 £'000	2016 £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	52
Share premium		68,822	68,822
Merger reserve		249,030	249,030
Hedging reserve		(31,724)	(32,989)
Retained earnings		191,436	173,367

Total equity		477,617	458,282

Non-current liabilities
Derivative financial instruments	18	655	10,637
Trade and other payables	23	83,587	41,450
Borrowings	24	497,630	484,528
Deferred revenue		39,648	38,899
Deferred tax liabilities	25	20,828	14,364

		642,348	589,878

Current liabilities
Derivative financial instruments	18	1,253	2,800
Tax liabilities		9,772	6,867
Trade and other payables	23	190,315	199,668
Borrowings	24	5,724	5,564
Deferred revenue		207,245	188,844

		414,309	403,743

Total equity and liabilities		1,534,274	1,451,903

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2014	52	68,822	249,030	25,918	154,828	498,650

Loss for the year	—	—	—	—	(895)	(895)
Cash flow hedges	—	—	—	(32,602)	—	(32,602)
Tax expense relating to cash flow hedges	—	—	—	11,413	—	11,413

Total comprehensive loss for the year	—	—	—	(21,189)	(895)	(22,084)
Equity-settled share-based payments (note 22)	—	—	—	—	1,352	1,352

Balance at 30 June 2015	52	68,822	249,030	4,729	155,285	477,918

Profit for the year	—	—	—	—	36,371	36,371
Cash flow hedges	—	—	—	(58,025)	—	(58,025)
Tax credit relating to cash flow hedges	—	—	—	20,307	—	20,307

Total comprehensive loss for the year	—	—	—	(37,718)	36,371	(1,347)
Equity-settled share-based payments (note 22)	—	—	—	—	1,795	1,795
Dividends paid (note 12)	—	—	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	249,030	(32,989)	173,367	458,282

Profit for the year	—	—	—	—	39,177	39,177
Cash flow hedges	—	—	—	1,946	—	1,946
Tax expense relating to cash flow hedges	—	—	—	(681)	—	(681)

Total comprehensive income for the year	—	—	—	1,265	39,177	40,442
Equity-settled share-based payments (note 22)	—	—	—	—	2,187	2,187
Dividends paid (note 12)	—	—	—	—	(23,295)	(23,295)
Proceeds from shares issued (note 21)	1	—	—	—	—	1

Balance at 30 June 2017	53	68,822	249,030	(31,724)	191,436	477,617

Movements on the hedging reserve are provided in note 31.2.

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2017 £'000	2016 £'000	2015 £'000
Cash flows from operating activities
Cash generated from operations	26	251,759	200,864	195,021
Interest paid		(19,523)	(13,219)	(42,624)
Debt finance costs relating to borrowings		—	—	(6,508)
Interest received		736	487	502
Tax paid		(5,312)	(2,040)	(2,466)

Net cash generated from operating activities		227,660	186,092	143,925

Cash flows from investing activities
Payments for property, plant and equipment		(8,373)	(5,101)	(5,466)
Proceeds from sale of property, plant and equipment		—	19	—
Payments for investment property		(641)	—	—
Payments for intangible assets(1)		(193,825)	(138,095)	(117,446)
Proceeds from sale of intangible assets		51,871	38,357	20,649

Net cash used in investing activities		(150,968)	(104,820)	(102,263)

Cash flows from financing activities
Proceeds from borrowings		—	—	272,539
Repayment of borrowings		(395)	(371)	(227,950)
Dividends paid		(23,295)	(20,084)	—

Net cash (used in)/generated from financing activities		(23,690)	(20,455)	44,589

Net increase in cash and cash equivalents		53,002	60,817	86,251
Cash and cash equivalents at beginning of year		229,194	155,752	66,365
Exchange gains on cash and cash equivalents		8,071	12,625	3,136

Cash and cash equivalents at end of year	20	290,267	229,194	155,752

(1)
Payments for intangible assets primarily relate to player and key football management staff registrations. When acquiring players' and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year. During the year ended 30 June 2017 registrations additions totalled £205,091,000 (2016: £167,089,000; 2015: £150,914,000)—see note 15. Trade payables in relation to the acquisition of registrations at the balance sheet date are provided in note 23.

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

        These financial statements were approved by the Audit Committee on 13 October 2017.

2 Summary of significant accounting policies

        The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

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

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 3.

2.1.1  Changes in accounting policy and disclosures

a) New standards, amendments and interpretations

        No new standards, amendments or interpretations, effective for the first time for the financial year beginning on or after 1 July 2016, have had a material impact on the consolidated financial statements of the Group.

b) New standards, amendments and interpretations not yet adopted

        A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 July 2016, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except as set out below.

  •
  IFRS 9, "Financial instruments", addresses the classification, measurement and recognition of financial assets and financial liabilities. The impact of IFRS 9 is currently being assessed,

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

    however, management does not expect the new standard to have a significant effect on the classification and measurement of financial assets and financial liabilities and it would appear that the Group's current hedge relationships would qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These are expected to change the nature and extent of the Group's disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group expects to adopt IFRS 9 from 1 July 2018.

  •
  IFRS 15, "Revenue from contracts with customers", deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows from an entity's contracts with customers. The impact of IFRS 15 is currently being assessed by management. Implementation of IFRS 15 requires a thorough review of existing contractual arrangements. At present, the Group anticipates there may be some changes in the recognition of revenue although the amounts involved are immaterial. The Group expects to adopt IFRS 15 from 1 July 2018.

  •
  IFRS 16, "Leases" addresses the definition of a lease, recognition and measurement of leases and establishes principles for reporting useful information to users of financial statements about the leasing activities of both lessees and lessors. A key change arising from IFRS 16 is that most operating leases will be accounted for on balance sheet for lessees. As at the reporting date, the Group has non-cancellable operating lease commitments, however, the Group has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Group's profit and classification of cash flows. The Group expects to adopt IFRS 16 from 1 July 2019.

2.2   Consolidation

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

        The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquiree on an acquisition-by-acquisition basis, either at fair value or at the non-controlling interest's proportionate share of the recognized amounts of the acquiree's identifiable net assets.

        Acquisition-related costs are expensed as incurred.

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

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

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

2.4   Foreign currency translation

a) Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in pounds sterling, which is the Group's presentation currency.

b) Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where settlements of such transactions, and from the translation at year-end exchange rates items, are re-measured. Foreign exchange gains and losses resulting from the settlement of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges. Foreign exchange gains and losses that relate to unhedged borrowings are presented in the income statement within finance costs or income. All other foreign exchange gains and losses are presented in the income statement within operating expenses.

c) Group companies

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

  (ii)
  income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of each transaction); and

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

  (iii)
  all resulting exchange differences are recognized in other comprehensive income.

        On disposal of a foreign operation any cumulative exchange differences held in equity are reclassified to the income statement.

d) Exchange rates

        The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2017	2016	2015	2017	2016	2015
Euro	1.1379	1.2009	1.4102	1.1663	1.3363	1.3180
US Dollar	1.2988	1.3332	1.5712	1.2774	1.4774	1.5815

2.5   Revenue recognition

        Revenue is measured at the fair value of consideration received or receivable from the Group's principal activities excluding transfer fees and value added tax. The Group's principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group's activities as described below.

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

        The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club's first team wins the Premier League, FA Cup or Champions League, or decrease if the club's first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

year in which the second or other consecutive season of non-participation falls. Revenue is currently being recognized based on management's estimate that the full minimum guarantee amount will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

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

b) Broadcasting

        Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.

        Distributions from the Premier League comprise a fixed element (which is recognized evenly as domestic home league matches are played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective match is played), and merit awards (based on finishing position in the league, which are recognized when they are known at the end of each football season).

        Distributions from UEFA relating to participation in UEFA competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other Premier League clubs in the competition) and fixed amounts for participation in individual matches (which are recognized when the matches are played).

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

        Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group's share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organiser for domestic cup matches played at Old Trafford is treated as an operating expense.

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

2.6   Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

        Rentals receivable under sub-tenancy agreements (net of any incentives given to the lessee) are credited to the income statement on a straight-line basis over the lease term. The risk and rewards of ownership on the sub-let property remain with the third party lessor.

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

b)    Impairment

        Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of a professional football club.

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

        Loyalty fees are bonuses which are paid to players and key football management staff either at the beginning of a renewed contract or in installments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the individual to subsequently leave the club during their new contract

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in arrears in equal annual installments over the term of the contract. These are paid at the beginning of the next financial year and the related charge is recognized within operating expenses in the income statement on a straight-line basis over the current financial year.

b)    Initial recognition

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, PL levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the PL), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual player basis. The additional amount of contingent consideration potentially payable, in excess of the amounts included in the cost of registrations, is disclosed in note 29.2. Costs are fully amortized using the straight-line method over the period covered by the player's and key football management staff contract.

c)     Renegotiation

        Where a contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.

d)    Disposals and loan income

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

        Gains and losses on disposal of players' and key football management staff registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in the income statement within profit on disposal of intangible assets. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in the income statement when receipt is virtually certain.

        Loan income on players temporarily loaned to other football clubs is recognized separately in the income statement within profit/(loss) on disposal of intangible assets.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

e)     Impairment

        Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance recovery) cannot generate cash flows on his own. While management does not consider any individual can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group's best estimate of the individual's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.16 Other intangible assets

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

        The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

comprehensive income, rather than being recognized in the income statement immediately. The gain or loss relating to any ineffective portion is recognized in the income statement immediately.

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items. The Group uses a variety of methods to assess hedge effectiveness depending on the nature and type of the hedging relationship, including critical terms comparison, dollar offset method and regression analysis.

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

3.1   Critical accounting estimates and assumptions

        The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

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

        The minimum guarantee payable by adidas is subject to certain adjustments. Payments due in a particular year may increase if the club's first team wins certain competitions or decrease if the club's first team fails to participate in the Champions League for two or more consecutive seasons with the reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Management's current best estimate is that the full minimum guarantee amount will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

b)    Intangible assets—goodwill

        The Group annually tests whether goodwill has suffered any impairment or more frequently if events or changes in circumstances indicate a potential impairment, in accordance with its accounting policy. The recoverable amount of the cash-generating unit has been determined based on a value-in-use calculation. This calculation requires the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out in note 15.

c)     Intangible assets—registrations

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's and key football management staff registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2017 is disclosed in note 29.2.

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

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2017 £'000	2016 £'000	2015 £'000
Commercial	275,471	268,318	196,931
Broadcasting	194,098	140,440	107,664
Matchday	111,635	106,587	90,583

	581,204	515,345	395,178

        Revenue derived from entities accounting for more than 10% of revenue in either 2017, 2016 or 2015 were as follows:

	2017 £'000	2016 £'000	2015 £'000
Premier League	147,875	99,767	100,534
adidas	79,214	72,746	—
General Motors (Chevrolet)	59,396	58,896	58,534

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

Notes to the consolidated financial statements (Continued)

5 Operating expenses

	2017 £'000	2016 £'000	2015 £'000
Employee benefit expense (note 7)	(263,464)	(232,242)	(202,561)
Operating lease costs	(2,316)	(2,392)	(2,631)
Auditors' remuneration: audit of parent company and consolidated financial statements	(27)	(26)	(23)
Auditors' remuneration: audit of the Company's subsidiaries	(476)	(436)	(382)
Auditors' remuneration: tax compliance services	(392)	(690)	(243)
Auditors' remuneration: other services	(456)	(143)	—
Foreign exchange (losses)/gains	(2,646)	7,760	(4,914)
Loss on disposal of property, plant and equipment	(43)	(126)	(5)
Depreciation—property, plant and equipment (note 13)	(10,106)	(9,967)	(10,212)
Depreciation—investment property (note 14)	(122)	(112)	(112)
Amortization (note 15)	(124,434)	(88,009)	(99,687)
Sponsorship, other commercial and broadcasting costs	(28,491)	(21,043)	(14,613)
External matchday costs	(26,892)	(22,244)	(14,683)
Property costs	(19,329)	(19,180)	(16,060)
Other operating expenses (individually less than £10,000,000)	(36,874)	(32,724)	(18,717)
Exceptional items (note 6)	4,753	(15,135)	(2,336)

	(511,315)	(436,709)	(387,179)

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

6 Exceptional items

	2017 £'000	2016 £'000	2015 £'000
Impairment reversal/(charge)—registrations (note 15)	4,753	(6,693)	—
Compensation paid for loss of office	—	(8,442)	—
Football League pension scheme deficit (note 30)	—	—	(1,247)
Professional adviser fees relating to public sale of Class A ordinary shares	—	—	(1,089)

	4,753	(15,135)	(2,336)

        A registrations impairment charge amounting to £6,693,000 was originally made in the year ended 30 June 2016 in respect of a player who was no longer considered to be a member of the first team playing squad. This impairment was reversed during the year ended 30 June 2017 as the player was re-established as a member of the first team playing squad. The reversal was calculated to increase the carrying value of the player's registration to the value that would have been recognized had the original

Notes to the consolidated financial statements (Continued)

6 Exceptional items (Continued)

impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

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

7 Employees

7.1   Employee benefit expense and average number of people employed

	2017 £'000	2016 £'000	2015 £'000
Wages and salaries (including bonuses)	(229,605)	(202,982)	(178,637)
Social security costs	(27,334)	(23,499)	(18,869)
Share-based payments (note 22)	(4,090)	(3,334)	(2,591)
Pension costs—defined contribution schemes (note 30.2)	(2,435)	(2,427)	(2,464)

	(263,464)	(232,242)	(202,561)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 30.

        The average number of employees during the year, including directors, was as follows:

	2017 Number	2016 Number	2015 Number
By activity:
Football—players	74	74	73
Football—technical and coaching	136	94	89
Commercial	120	111	122
Media	90	94	89
Administration and other	445	426	440

Average number of employees	865	799	813

        The Group also employs approximately 2,053 temporary staff on match days (2016: 2,124; 2015: 2,275), the costs of which are included in the employee benefit expense above.

Notes to the consolidated financial statements (Continued)

7 Employees (Continued)

7.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Limited. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2017 £'000	2016 £'000	2015 £'000
Short-term employee benefits	(8,601)	(7,908)	(7,324)
Share-based payments	(3,654)	(3,131)	(2,366)
Post-employment benefits	(71)	(70)	(61)

	(12,326)	(11,109)	(9,751)

8 Profit/(loss) on disposal of intangible assets

	2017 £'000	2016 £'000	2015 £'000
Profit/(loss) on disposal of registrations	9,876	(9,786)	19,675
Player loan income	1,050	—	3,974

	10,926	(9,786)	23,649

9 Net finance costs

	2017 £'000	2016 £'000	2015 £'000
Interest payable on bank loans and overdrafts	(1,502)	(1,381)	(1,840)
Interest payable on secured term loan facility and senior secured notes	(18,784)	(17,306)	(21,055)
Amortization of issue costs on secured term loan facility and senior secured notes	(608)	(544)	(5,978)
Premium on repurchase of senior secured notes	—	—	(3,552)
Costs associated with debt financing	—	—	(1,443)
Foreign exchange gains/(losses) on retranslation of unhedged US dollar borrowings	1,816	(4,136)	(288)
Unwinding of discount relating to registrations	(2,401)	(2,380)	(2,708)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(3,534)	5,288	1,280
Interest rate swaps	—	—	165

Total finance costs	(25,013)	(20,459)	(35,419)
Total finance income—interest receivable on short-term bank deposits	736	442	204

Net finance costs	(24,277)	(20,017)	(35,215)

Notes to the consolidated financial statements (Continued)

10 Tax (expense)/credit

	2017 £'000	2016 £'000	2015 £'000
Current tax:
Current tax on profit/(loss) for the year	(19,722)	(4,633)	(223)
Adjustment in respect of previous years(1)	(2,651)	(2,476)	(547)
Foreign tax	(2,103)	(1,279)	(684)

Total current tax expense	(24,476)	(8,388)	(1,454)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(3,371)	(3,879)	(978)
Adjustment in respect of previous years(1)	1,782	5,039	152

Total US deferred tax (expense)/credit (note 25)	(1,589)	1,160	(826)

UK deferred tax:
Origination and reversal of temporary differences	6,171	(5,258)	4,790
Adjustment in respect of previous years(1)	938	(2,687)	162
Impact of change in UK corporation tax rate	1,595	2,711	—

Total UK deferred tax credit/(expense) (note 25)	8,704	(5,234)	4,952

Total deferred tax credit/(expense)	7,115	(4,074)	4,126

Total tax (expense)/credit	(17,361)	(12,462)	2,672

        A reconciliation of the total tax (expense)/credit is as follows:

	2017 £'000	2016 £'000	2015 £'000
Profit/(loss) before tax	56,538	48,833	(3,567)

Profit/(loss) before tax multiplied by US corporate tax rate of 35.0% (2016: 35.0%; 2015: 35.0%)	(19,789)	(17,092)	1,249
Tax effects of:
Adjustment in respect of previous years(1)	69	(124)	(233)
Difference in tax rates on non US operations	244	(612)	48
Foreign exchange gains on US dollar denominated tax basis(2)	2,362	5,755	1,783
Expenses not deductible for tax purposes	(247)	(389)	(175)

Total tax (expense)/credit	(17,361)	(12,462)	2,672

(1)
From time to time, the Group is involved in discussions in relation to ongoing matters with the relevant authorities. Where appropriate, the Directors make provisions based on their assessment of each case. In the year ended 30 June 2017 a provision was made in respect of ongoing enquiries relating to prior years. The impact in respect of the ongoing enquiries is to increase the UK current tax expense by £2,668,000 (2016: £2,302,000) and UK deferred tax expense by £76,000 (2016: £2,702,000). This is fully offset by a corresponding increase in the US deferred tax credit of £2,744,000 (2016: £5,004,000). The overall prior year adjustment credit of £69,000 (2016: expense of £124,000) relates to standard provision to tax return true ups.

(2)
Foreign exchange gains on US dollar denominated tax basis arise because the associated deferred tax asset has to be retranslated at each balance sheet date.

Notes to the consolidated financial statements (Continued)

10 Tax (expense)/credit (Continued)

        In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2017 £'000	2016 £'000	2015 £'000
Current tax	16,251	1,466	4
US deferred tax (note 25)	(1,764)	10,660	4,835
UK deferred tax (note 25)	(15,168)	8,181	6,574

Total tax (expense)/credit recognized in other comprehensive income	(681)	20,307	11,413

11 Earnings/(loss) per share

(a)   Basic

        Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the year by the weighted average number of ordinary shares in issue during the year.

	2017	2016	2015
Class A ordinary shares (thousands)	40,025	39,890	39,795
Class B ordinary shares (thousands)	124,000	124,000	124,000

	164,025	163,890	163,795

Profit/(loss) attributable to owners of the parent (£'000)	39,177	36,371	(895)
Basic earnings/(loss) per share (pence)	23.88	22.19	(0.55)

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

	2017	2016	2015
Class A ordinary shares (thousands)	40,025	39,890	39,795
Adjustment for assumed conversion into Class A ordinary shares (thousands)	468	429	— (1)
Class B ordinary shares (thousands)	124,000	124,000	124,000

	164,493	164,319	163,795

Profit/(loss) attributable to owners of the parent (£'000)	39,177	36,371	(895)
Diluted earnings/(loss) per share (pence)	23.82	22.13	(0.55)

(1)
For the year ended 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

Notes to the consolidated financial statements (Continued)

12 Dividends

        Dividends paid in the year were $29,525,000 (2016: $29,501,000; 2015: $nil) equivalent to $0.18 (2016: $0.18; 2015: $nil) per share. The pounds sterling equivalents were £23,295,000 (2016: £20,084,000; 2015: £nil) equivalent to £0.14 (2016: £0.12; 2015: £nil) per share.

13 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
At 1 July 2015
Cost	270,047	39,826	40,269	350,142
Accumulated depreciation	(40,228)	(34,091)	(25,197)	(99,516)

Net book amount	229,819	5,735	15,072	250,626

Year ended 30 June 2016
Opening net book amount	229,819	5,735	15,072	250,626
Additions	216	418	4,604	5,238
Transfers	(604)	600	4	—
Disposals	(19)	(133)	(31)	(183)
Depreciation charge	(3,486)	(2,379)	(4,102)	(9,967)

Closing net book amount	225,926	4,241	15,547	245,714

At 30 June 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)

Net book amount	225,926	4,241	15,547	245,714

Year ended 30 June 2017
Opening net book amount	225,926	4,241	15,547	245,714
Additions	3	1,578	7,592	9,173
Disposals	—	(7)	(36)	(43)
Depreciation charge	(3,301)	(2,427)	(4,378)	(10,106)

Closing net book amount	222,628	3,385	18,725	244,738

At 30 June 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)

Net book amount	222,628	3,385	18,725	244,738

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £199,990,000 (2016: £213,200,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 24).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

Notes to the consolidated financial statements (Continued)

14 Investment property

£'000
At 1 July 2015
Cost	19,128
Accumulated depreciation and impairment	(5,569)

Net book amount	13,559

Year ended 30 June 2016
Opening net book amount	13,559
Depreciation charge	(112)

Closing net book amount	13,447

At 30 June 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)

Net book amount	13,447

Year ended 30 June 2017
Opening net book amount	13,447
Additions	641
Depreciation charge	(122)

Closing net book amount	13,966

At 30 June 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)

Net book amount	13,966

        Investment property was externally valued as of 30 June 2017 in accordance with the Royal Institution of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014. The valuation supported the carrying amount as of 30 June 2017 and consequently there were no changes to the net book value. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.4). The fair value of investment property as of 30 June 2017 was £14,868,000 (2016: £13,447,000).

        The property rental revenue earned by the Group from its investment property amounted to £1,260,000 (2016: £1,336,000; 2015: £1,262,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £679,000 (2016: £652,000; 2015: £603,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 28.2.

        Investment property with a net book amount of £6,660,000 (2016: £6,691,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 24).

        As of 30 June 2017, the Group had no contractual obligations to purchase, construct or develop investment property (2016: £nil). As of 30 June 2017, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2016: not material).

Notes to the consolidated financial statements (Continued)

15 Intangible assets

	Goodwill £'000	Registrations £'000	Other £'000	Total £'000
At 1 July 2015
Cost	421,453	465,830	951	888,234
Accumulated amortization	—	(227,684)	(153)	(227,837)

Net book amount	421,453	238,146	798	660,397

Year ended 30 June 2016
Opening net book amount	421,453	238,146	798	660,397
Additions	—	167,089	1,815	168,904
Disposals	—	(68,965)	—	(68,965)
Amortization charge	—	(87,853)	(156)	(88,009)
Impairment charge (note 6)	—	(6,693)	—	(6,693)

Closing book amount	421,453	241,724	2,457	665,634

At 30 June 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)

Net book amount	421,453	241,724	2,457	665,634

Year ended 30 June 2017
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	205,091	3,853	208,944
Disposals	—	(37,353)	—	(37,353)
Amortization charge	—	(123,695)	(739)	(124,434)
Reversal of impairment (note 6)	—	4,753	—	4,753

Closing book amount	421,453	290,520	5,571	717,544

At 30 June 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)

Net book amount	421,453	290,520	5,571	717,544

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

        An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used post-tax cash flow projections based on the financial budgets approved by management covering a five year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five year period are extrapolated using a terminal growth rate of 2.5% (2016: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Notes to the consolidated financial statements (Continued)

15 Intangible assets (Continued)

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 8.6% (2016: 10.1%) for each period, and certain assumptions around progression in domestic and UEFA competitions, and registrations capital expenditure.

        Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 2% (post-tax);

  •
  more prudent assumptions around qualification for UEFA competitions.

        In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

        Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

Registrations

        The unamortized balance of existing registrations as of 30 June 2017 was £290.5 million, of which £125.3 million is expected to be amortized in the year ended 30 June 2018. The remaining balance is expected to be amortized over the three years to 30 June 2021. This does not take into account player additions after 30 June 2017, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2017, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Other intangible assets

        Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2017 was £1,026,000 and £nil respectively (2016: £585,000 and £nil respectively).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

16 Inventories

	2017 £'000	2016 £'000
Finished goods	1,637	926

        The cost of inventories recognized as an expense and included in operating expenses for the year amounted to £8,598,000 (2016: £7,228,000; 2015: £nil).

        Reversal/write-down of inventories to net realizable value amounted to a reversal of £173,000 (2016: write-down of £177,000; 2015: £nil). These were recognized as a credit (reversal) or expense (write-down) during the year and included in operating expenses.

Notes to the consolidated financial statements (Continued)

17 Financial instruments by category

	Note	2017 £'000	2016 £'000
Assets as per balance sheet
At fair value through profit and loss:
Derivative financial instruments	18	4,884	11,648
Loans and receivables:
Trade and other receivables excluding prepayments(1)	19	105,631	127,275
Cash and cash equivalents	20	290,267	229,194

		400,782	368,117

Liabilities as per balance sheet
Derivatives used for hedging:
Derivative financial instruments	18	655	9,710
At fair value through profit and loss:
Derivative financial instruments	18	1,253	3,727
Other financial liabilities at amortized cost:
Trade and other payables excluding social security and other taxes(2)	23	255,779	225,354
Borrowings	24	503,354	490,092

		761,041	728,883

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

Notes to the consolidated financial statements (Continued)

18 Derivative financial instruments

	2017		2016
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives used for hedging:
Interest rate swaps	—	(655)	—	(9,710)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	1,714	—	5,248	—
Forward foreign exchange contracts	3,170	(1,253)	6,400	(3,727)

	4,884	(1,908)	11,648	(13,437)

Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	—	(655)	—	(9,710)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	855	—	3,052	—
Forward foreign exchange contracts	811	—	708	(927)

Non-current derivative financial instruments	1,666	(655)	3,760	(10,637)

Current derivative financial instruments	3,218	(1,253)	7,888	(2,800)

        The ineffective portion recognized in profit or loss that arises from cash flow hedges amounts to £nil (2016: £nil).

        Further details of derivative financial instruments are provided in note 31.

19 Trade and other receivables

	2017 £'000	2016 £'000
Trade receivables	90,719	116,242
Less: provision for impairment of trade receivables	(14,113)	(6,451)

Net trade receivables	76,606	109,791
Other receivables	270	927
Accrued revenue	28,755	16,557

	105,631	127,275
Prepayments	13,500	12,605

	119,131	139,880

Less: non-current portion:
Trade receivables	15,399	11,223

Non-current trade and other receivables	15,399	11,223

Current trade and other receivables	103,732	128,657

        Net trade receivables include transfer fees receivable from other football clubs of £46,343,000 (2016: £46,646,000) of which £15,399,000 (2016: £11,223,000) is receivable after more than one year. Net trade receivables also include £26,241,000 (2016: £54,860,000) of deferred revenue that is

Notes to the consolidated financial statements (Continued)

19 Trade and other receivables (Continued)

contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

        Information about the impairment of trade and other receivables, their credit quality and the Group's exposure to foreign currency risk, interest rate risk and credit risk can be found in note 31.

        The fair value of net trade receivables as at 30 June 2017 was £77,351,000 (2016: £110,085,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying amount.

20 Cash and cash equivalents

	2017 £'000	2016 £'000
Cash at bank and in hand	290,267	229,194

        Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2015	163,873	52
Employee share-based compensation awards—issue of shares	152	—

At 30 June 2016	164,025	52
Employee share-based compensation awards—issue of shares	170	1

At 30 June 2017	164,195	53

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

        As of 30 June 2017, the Company's issued share capital comprised 40,194,754 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Notes to the consolidated financial statements (Continued)

22 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,234,579 remain available for issuance.

        Certain directors, members of executive management and selected employees have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. Employees are not entitled to dividends until the awards vest. The fair value of these shares was the quoted market price on the date of award, adjusted where applicable for expected dividends i.e. the fair value of the awards was reduced. It is assumed that semi-annual dividends will be paid for the foreseeable future. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient's liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly the awards may be either equity-settled or cash-settled.

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2016	293,575
Awarded	188,677
Forfeited	(16,863)
Vested	(169,476)

At 30 June 2017	295,913

        The fair value of the shares awarded during the year was $16.02 (£12.35) per share.

        For the year ended 30 June 2017 the Group recognized total expenses related to equity-settled share-based payment transactions of £2,187,000 (2016: £1,795,000; 2015: £1,352,000) and total expenses related to cash-settled share-based payment transactions of £1,903,000 (2016: £1,539,000; 2015: £1,239,000).

Notes to the consolidated financial statements (Continued)

23 Trade and other payables

	2017 £'000	2016 £'000
Trade payables	191,359	167,733
Other payables	3,258	2,865
Accrued expenses	61,162	54,756

	255,779	225,354
Social security and other taxes	18,123	15,764

	273,902	241,118

Less: non-current portion:
Trade payables	82,866	40,304
Other payables	721	1,146

Non-current trade and other payables	83,587	41,450

Current trade and other payables	190,315	199,668

        Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £179,133,000 (2016: £156,292,000) of which £82,866,000 (2016: £40,304,000) is due after more than one year. Of the amount due after more than one year, £76,821,000 (2016: £20,048,000) is expected to be paid between 1 and 2 years, and the balance of £6,045,000 (2016: £20,256,000) is expected to be paid between 2 and 5 years.

        Accrued expenses include £3,274,000 (2016: £2,677,000) related to share-based payment transactions expected to be cash-settled.

        The fair value of trade payables as at 30 June 2017 was £194,052,000 (2016: £169,106,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

24 Borrowings

	2017 £'000	2016 £'000
Senior secured notes	323,113	314,341
Secured term loan facility	170,767	166,018
Secured bank loan	4,169	4,564
Accrued interest on senior secured notes	5,305	5,169

	503,354	490,092

Less: non-current portion:
Senior secured notes	323,113	314,341
Secured term loan facility	170,767	166,018
Secured bank loan	3,750	4,169

Non-current borrowings	497,630	484,528

Current borrowings	5,724	5,564

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

        The senior secured notes of £323,113,000 (2016: £314,341,000) is stated net of unamortized issue costs amounting to £4,112,000 (2016: £4,441,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2016: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

        The Group has the option to redeem the senior secured notes in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a "make-whole" premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.

        The senior secured notes were issued by MU Finance plc, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, and Manchester United Football Club Limited and are secured against substantially all of the assets of those entities and MU Finance plc. These entities are wholly owned subsidiaries.

        The secured term loan facility of £170,767,000 (2016: £166,018,000) is stated net of unamortized issue costs amounting to £2,470,000 (2016: £2,749,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2016: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 June 2025, although the Group has the option to repay the secured term loan facility at any time.

        The secured term loan facility was provided to MU Finance plc, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, Manchester United Football Club Limited and MU Finance plc and is secured against substantially all of the assets of each of those entities. These entities are wholly owned subsidiaries.

        The secured bank loan of £4,169,000 (2016: £4,564,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LIBOR + 1% per annum. £525,000 (2016: £920,000) is repayable in quarterly installments through to July 2018, with the remaining balance of £3,644,000 (2016: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        The Group also has an undrawn committed borrowing facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2017 or 2016.

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

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens. As of 30 June 2017, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2016 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2017 £'000
Non-current borrowings	484,528	—	13,102	497,630
Current borrowings	5,564	(16,660)	16,820	5,724
Less: cash and cash equivalents	(229,194)	(53,002)	(8,071)	(290,267)

	260,898	(69,662)	21,851	213,087

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

        Non-cash movements largely comprise a foreign exchange loss arising on translation of the US dollar denominated secured term loan facility and senior secured notes, amortization of debt issue costs, and the movement on accrued interest on senior secured notes, partially offset by a foreign exchange gain arising on translation of foreign currency denominated cash and cash equivalents.

Notes to the consolidated financial statements (Continued)

25 Deferred tax

        Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2017 £'000	2016 £'000
US deferred tax assets	(142,107)	(145,460)
UK deferred tax liabilities	20,828	14,364

At 30 June	(121,279)	(131,096)

        The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2017 £'000	2016 £'000
At 1 July	(131,096)	(116,329)
(Credited)/expensed to income statement (note 10)	(7,115)	4,074
Expensed/(credited) to other comprehensive income	16,932	(18,841)

At 30 June	(121,279)	(131,096)

        The movement in US net deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Unrealized foreign exchange and derivative movements £'000	Intangible assets £'000	Deferred revenue £'000	Other(1) £'000	Total £'000
At 1 July 2015	(22,592)	(35,117)	(55)	(69,355)	(5,163)	(1,358)	(133,640)
(Credited)/expensed to income statement (note 10)	(13,834)	13,459	(7,473)	8,764	—	(2,076)	(1,160)
Expensed/(credited) to other comprehensive income (note 10)	9,650	—	(20,310)	—	—	—	(10,660)

At 30 June 2016	(26,776)	(21,658)	(27,838)	(60,591)	(5,163)	(3,434)	(145,460)
(Credited)/expensed to income statement (note 10)	(14,354)	20,588	(5,702)	13,344	(10,296)	(1,991)	1,589
Expensed to other comprehensive income (note 10)	1,083	—	681	—	—	—	1,764

At 30 June 2017	(40,047)	(1,070)	(32,859)	(47,247)	(15,459)	(5,425)	(142,107)

(1)
The "Other" deferred tax asset balance of £5,425,000 primarily comprises bad debt provision not allowed until written off of £4,597,000, bonus provisions not allowed until paid of £3,890,000, and upwards revaluation of tax bases of real estate at the time of the IPO in 2012 of £4,892,000, partially offset by temporary differences arising on depreciation of £10,887,000.

        Deferred tax assets are recognized only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which temporary differences can be utilized. At 30 June 2017, the current forecasts indicate that the

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

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

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other(1) £'000	Total £'000
At 1 July 2015	(981)	2,932	14,224	16,766	(5,883)	(9,747)	17,311
Expensed/(credited) to income statement (note 10)	1,665	326	(1,619)	(1,937)	4,088	2,711	5,234
Credited to other comprehensive income (note 10)	—	—	—	—	—	(8,181)	(8,181)

At 30 June 2016	684	3,258	12,605	14,829	(1,795)	(15,217)	14,364
(Credited)/expensed to income statement (note 10)	152	1,918	(704)	(1,253)	1,768	(10,585)	(8,704)
Expensed to other comprehensive income (note 10)	—	—	—	—	—	15,168	15,168

At 30 June 2017	836	5,176	11,901	13,576	(27)	(10,634)	20,828

(1)
The "Other" deferred tax asset balance of £10,634,000 primarily comprises losses carried forward arising from UK tax legislation introduced during the year ended 30 June 2017.

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2017 the Group had no unrecognized deferred tax assets (2016: £nil).

Notes to the consolidated financial statements (Continued)

26 Cash generated from operations

	Notes	2017 £'000	2016 £'000	2015 £'000
Profit/(loss) before tax		56,538	48,833	(3,567)
Adjustments for:
Depreciation	13, 14	10,228	10,079	10,324
Impairment (reversal)/charge	6	(4,753)	6,693	—
Amortization	15	124,434	88,009	99,687
(Profit)/loss on disposal of intangible assets		(10,926)	9,786	(23,649)
Net finance costs		24,277	20,017	35,215
Loss on disposal of property, plant and equipment		43	126	5
Equity-settled share-based payments	22	2,187	1,795	1,352
Foreign exchange losses/(gains) on operating activities		2,646	(7,660)	4,914
Reclassified from hedging reserve		4,765	1,382	(4,713)
Changes in working capital:
Inventories		(711)	(926)	—
Trade and other receivables(1)		17,525	(31,741)	58,503
Trade and other payables and deferred revenue(1)		25,506	54,471	16,950

Cash generated from operations		251,759	200,864	195,021

(1)
These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:

•
a reduction in changes to trade and other receivables of £3,224,000 (2016: £20,676,000; 2015: £20,806,000); and

•
a reduction in changes to trade and other payables and deferred revenue of £26,428,000 (2016: £26,838,000; 2015: £29,662,000).

27 Contingencies

        At 30 June 2017, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent fees are disclosed in note 29.2.

28 Operating lease arrangements

28.1 The group as lessee

        The Group leases various premises and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at market rate. The lease expenditure charged to the income statement during the year is disclosed in

Notes to the consolidated financial statements (Continued)

28 Operating lease arrangements (Continued)

note 5. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2017 £'000	2016 £'000
No later than 1 year	2,256	2,635
Later than 1 year and no later than 5 years	4,557	4,688
Later than 5 years	3,968	4,028

	10,781	11,351

28.2 The group as lessor

        The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2017 £'000	2016 £'000
No later than 1 year	1,257	1,434
Later than 1 year and no later than 5 years	4,617	2,641
Later than 5 years	9,929	9,953

	15,803	14,028

29 Capital commitments and contingent fees

29.1 Capital commitments

        As of 30 June 2017, the Group had capital commitments relating to property, plant and equipment amounting to £6.8 million (2016: £5.4 million) and to other intangible assets amounting to £nil (2016: £nil).

29.2 Contingent fees

        Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £44,633,000 (2016: £41,582,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2016: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the income statement

Notes to the consolidated financial statements (Continued)

29 Capital commitments and contingent fees (Continued)

(2016: no material impact). As of 30 June 2017 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	26,845	6,453	33,298
International appearances	11,288	47	11,335

	38,133	6,500	44,633

        As of 30 June 2016 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	26,133	4,462	30,595
International appearances	10,827	160	10,987

	36,960	4,622	41,582

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2017, the amount of such receipt considered to be probable was £0.8 million (2016: £1.6 million).

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

Notes to the consolidated financial statements (Continued)

30 Pension arrangements (Continued)

        A charge of £nil (2016: £nil; 2015: £1,247,000) has been made to the income statement during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

        The Group currently pays total contributions of £437,000 per annum and, based on the actuarial valuation assumptions, will be sufficient to pay off the deficit by 28 February 2020.

        As of 30 June 2017, the present value of the Group's outstanding contributions (i.e. its future liability) is £1,146,000 (2016: £1,566,000). This amounts to £425,000 (2016: £420,000) due within one year and £721,000 (2016: £1,146,000) due after more than one year and is included within other payables.

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

30.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2017 amounted to £2,435,000 (2016: £2,427,000; 2015: £2,464,000). As at 30 June 2017, contributions of £284,000 (2016: £247,000) due in respect of the current reporting period had not been paid over to the pension schemes.

        The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

31 Financial risk management

31.1 Financial risk factors

        The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

        The policy for each of the above risks is described in more detail below.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

a)    Market risk

(i) Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in UEFA competitions. During the year ended 30 June 2017 the Group received a total of €47.2 million of revenue denominated in Euros (2016: €48.1 million; 2015: €6.2 million). The Group seeks to hedge the majority of the currency risk of this revenue either by using contracted future currency expenses or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2017 the Group recognized a total of $157.9 million of revenue denominated in US dollars (2016: $182.6 million; 2015: $189.2 million). The currency risk on these US dollar revenues is hedged to the extent possible (see note 31.2 below).

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 24). At 30 June 2017 the secured term loan facility and senior secured notes included principal amounts of $650,000,000 (2016: $650,000,000) denominated in US dollars. The currency risk on these US dollar borrowings (net of the Group's US dollar cash balances) is hedged to the extent possible (see note 31.2 below). Interest is paid on these borrowings in US dollars.

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

  •
  Risks arising from US dollar denominated deferred tax assets in respect of net operating losses. At 30 June 2017 the carrying value of these assets was $4,632,000 (2016: $88,014,000).

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at the balance sheet date:

	2017				2016
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Buy Euro	1.1647	(115,283)	(98,980)	3,170	1.3122	(83,667)	(63,758)	6,400
Sell Euro	1.3262	10,000	7,540	(1,253)	1.3426	39,000	29,048	(3,727)

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        The carrying amounts of the Group's material foreign currency denominated monetary assets and monetary liabilities are as follows:

	2017		2016
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	70,457	244,826	116,596	265,565
Monetary liabilities	(185,960)	(654,507)	(142,406)	(661,324)

	(115,503)	(409,681)	(25,810)	(395,759)

        At 30 June 2017:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £6.0 million higher (2016: £2.0 million higher).

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £7.3 million lower (2016: £2.4 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £18.6 million higher (2016: £27.0 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £22.8 million lower (2016: £33.0 million lower).

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2017 the fair value of such derivatives was a net asset of £1,714,000 (2016: £5,248,000).

(ii) Interest rate risk

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

        The Group manages its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths broadly consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, the impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. Details of the interest rate swaps committed to at the balance sheet date are provided in note 31.2 below.

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

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £76,606,000 (2016: £109,791,000), £46,343,000 (2016: £46,646,000) relates to amounts receivable from various other football clubs in relation to player trading.

        As of 30 June 2017, trade receivables of £54,501,000 (2016: £90,304,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As of 30 June 2017, trade receivables of £22,104,000 (2016: £19,487,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2017 £'000	2016 £'000
Up to 3 months past due	20,670	14,283
Over 3 months past due	1,434	5,204

	22,104	19,487

        As of 30 June 2017, trade receivables of £14,113,000 (2016: £6,451,000) were impaired and fully provided for. The individually impaired receivables largely relate to a transfer fee receivable of £

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

2,197,000 (€2,500,000) (2016: £2,082,000 (€2,500,000)) due from one football club. The ageing of these receivables, based on due date, is as follows:

	2017 £'000	2016 £'000
Up to 3 months	5,519	—
Over 3 months	8,594	6,451

	14,113	6,451

        Movements on the provision for impairment of trade receivables are as follows:

	2017 £'000	2016 £'000
Brought forward	6,451	3,897
Provision for receivables impairment	336	3,680
Receivables offset against deferred revenue	6,807	—
Foreign exchange losses on retranslation	519	—
Unused amounts reversed	—	(1,126)

Carried forward	14,113	6,451

        The creation and release of provision for impaired receivables have been included in 'other operating expenses' in the income statement (note 5).

        The other classes within trade and other receivables do not contain impaired assets.

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

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2017, the Group held cash and cash equivalents of £290,267,000 (2016: £229,194,000).

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	172,173	71,282	14,981	—
Borrowings	19,463	22,743	37,977	601,218

	191,636	94,025	52,958	601,218
Non-trading(2) and net settled derivative financial instruments:
cash outflow	2,453	905	281	187
cash inflow	(1,253)	—	—	—

At 30 June 2017	192,836	94,930	53,239	601,405

Trade and other payables excluding social security and other taxes(1)	183,894	21,012	21,778	—
Borrowings	18,967	18,990	40,753	519,921

	202,861	40,002	62,531	519,921
Non-trading(2) and net settled derivative financial instruments:
cash outflow	6,685	4,812	7,770	7,770
cash inflow	(5,692)	(708)	—	—

At 30 June 2016	203,854	44,106	70,301	527,691

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

        The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group's US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2017 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	2017 $'000	2016 $'000
USD borrowings	650,000	650,000
Hedged USD cash	(125,300)	(100,800)

Net USD debt	524,700	549,200
Hedged future USD revenues	(299,533)	(394,690)

Unhedged USD borrowings	225,167	154,510

Closing USD exchange rate ($: £)	1.2988	1.3332

        The Group hedges its cash flow interest rate risk where appropriate using interest rate swaps at contract lengths consistent with the repayment schedule of the borrowings. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2017 to June 2024. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	2017	2016
Current principal value of loan outstanding ($'000)	225,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

        As of 30 June 2017 the fair value of the above interest rate swaps was a liability of £655,000 (2016: £9,710,000).

        The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £'000	Interest rate swap £'000	Other £'000	Total, before tax £'000	Tax £'000	Total, after tax £'000
Balance at 1 July 2014	40,021	(147)	—	39,874	(13,956)	25,918

Foreign exchange differences on hedged currency risks	(27,925)	—	—	(27,925)	9,774	(18,151)
Reclassified to income statement	(4,713)	2,060	—	(2,653)	930	(1,723)
Fair value movement	—	(2,024)	—	(2,024)	709	(1,315)

Movement recognized in other comprehensive loss	(31,638)	36	—	(32,602)	11,413	(21,189)

Balance at 1 July 2015	7,383	(111)	—	7,272	(2,543)	4,729

Foreign exchange differences on hedged currency risks	(49,808)	—	—	(49,808)	17,431	(32,377)
Reclassified to income statement	1,382	2,665	—	4,047	(1,416)	2,631
Fair value movement	—	(12,264)	—	(12,264)	4,292	(7,972)

Movement recognized in other comprehensive loss	(48,426)	(9,599)	—	(58,025)	20,307	(37,718)

Balance at 30 June 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)

Foreign exchange differences on hedged currency risks	(11,998)	—	124	(11,874)	3,775	(7,012)
Reclassified to income statement	5,040	—	(275)	4,765	(1,287)	2,391
Fair value movement	—	9,055	—	9,055	(3,169)	5,886

Movement recognized in other comprehensive income	(6,958)	9,055	(151)	1,946	(681)	1,265

Balance at 30 June 2017	(48,001)	(655)	(151)	(48,807)	17,083	(31,724)

        Based on exchange rates existing as of 30 June 2017, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £20,966,000 (2016: £26,913,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £25,625,000 (2016: £32,894,000) before tax.

31.3 Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as "equity" as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including "current and non-current borrowings" as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 24.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        As of 30 June 2017, the Group had total borrowings of £503.4 million (2016: £490.1 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2017, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

31.4 Fair value estimation

        The following table presents the financial instruments carried at fair value. The different levels used in measuring fair value have been defined as follows:

  •
  Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities;

  •
  Level 2—inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices);

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	2017 £'000	2016 £'000
Assets
Derivatives at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	1,714	5,248
Forward foreign exchange contracts	3,170	6,400
Liabilities
Derivative used for hedging (note 18):
Interest rate swaps	(655)	(9,710)
Derivatives at fair value through profit or loss (note 18):
Forward foreign exchange contracts	(1,253)	(3,727)

	2,976	(1,789)

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

Notes to the consolidated financial statements (Continued)

32 Related party transactions

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.51% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.10% of the voting power of our outstanding capital stock.

33 Subsidiaries

        The following companies are the subsidiary undertakings of the Company as of 30 June 2017:

Subsidiaries	Principal activity	Description of share classes owned
Red Football Finance Limited*	Finance company	100% Ordinary
Red Football Holdings Limited*	Holding company	100% Ordinary
Red Football Shareholder Limited	Holding company	100% Ordinary
Red Football Joint Venture Limited	Holding company	100% Ordinary
Red Football Limited	Holding company	100% Ordinary
Red Football Junior Limited	Holding company	100% Ordinary
Manchester United Limited	Commercial company	100% Ordinary
Alderley Urban Investments Limited	Property investment	100% Ordinary
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100% Ordinary
Manchester United Football Club Limited	Professional football club	100% Ordinary
Manchester United Interactive Limited	Dormant company	100% Ordinary
MU 099 Limited	Dormant company	100% Ordinary
MU Commercial Holdings Limited	Holding company	100% Ordinary
MU Commercial Holdings Junior Limited	Holding company	100% Ordinary
MU Finance plc	Debt-holding company	100% Ordinary
MU RAML Limited	Retail and licensing company	100% Ordinary
MUTV Limited	Subscription TV channel	100% Ordinary

*
Direct investment of Manchester United plc, others are held by subsidiary undertakings.

        All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and Manchester United Commercial Enterprises (Ireland) Limited which is incorporated and operates in Ireland. The registered office or principal executive office of all the above, with the exception of Manchester United Commercial Enterprises (Ireland) Limited, is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA, United Kingdom. The registered office of Manchester United Commercial Enterprises (Ireland) Limited is 4th Floor, 8-34 Percy Place, Dublin 4, Republic of Ireland.

34 Events after the balance sheet date

34.1 Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2017, for total proceeds, net of associated costs, of £19,941,000. This amount includes any contingent consideration receivable after 30 June 2017 in respect of previous playing registration disposals. The associated net book value was £2,844,000.

Notes to the consolidated financial statements (Continued)

34 Events after the balance sheet date (Continued)

        Subsequent to 30 June 2017 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £126,793,000. Payments are due within the next 5 years.

34.2 Secondary offering

        On 9 August 2017, Manchester United plc entered into an underwriting agreement relating to the sale of 5,000,000 of our Class A Ordinary Shares by Red Football LLC pursuant to a public offering. The Group did not receive any of the proceeds from the sale of these shares.

35 Additional information—Financial Statement Schedule I

        Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission ("SEC") Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc's consolidated subsidiaries as of 30 June 2017 exceeded the 25% threshold.

        As of 30 June 2017, the Group had total borrowings of £503.4 million (2016: £490.1 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2017, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

        As of 30 June 2017, 2016 and 2015 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

        During the year ended 30 June 2017, cash dividends equivalent to $0.18 (2016: $0.18; 2015: $nil) per share were declared and paid by the Company. The pounds sterling equivalents were £0.14 (2016: £0.12; 2015: £nil) per share.

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed income statement of the Company

	Year ended 30 June
	2017 £'000	2016 £'000	2015 £'000
Revenue		—	—
Operating expenses	(2,013)	(84)	(144)
Exceptional items	—	—	(1,089)

Operating loss	(2,013)	(84)	(1,233)
Income from shares in group undertakings	23,295	20,084	—

Profit/(loss) on ordinary activities before tax	21,282	20,000	(1,233)
Tax expense	—	—	—

Profit/(loss) for the year	21,282	20,000	(1,233)

        There were no items of other comprehensive loss or income in the years ended 30 June 2017, 2016 or 2015 and therefore no statement of comprehensive income has been presented.

Condensed balance sheet of the Company

	As of 30 June
	2017 £'000	2016 £'000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265

	319,265	319,265

Current assets
Other receivables	1,123	124
Cash and cash equivalents	522	221

	1,645	345

Total assets	320,910	319,610

EQUITY AND LIABILITIES
Equity
Share capital	53	52
Share premium	68,822	68,822
Retained earnings	248,314	248,140

	317,189	317,014

Current liabilities
Other payables	3,721	2,596

	3,721	2,596

Total equity and liabilities	320,910	319,610

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of changes in equity of the Company

	Share capital £'000	Share premium £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2014	52	68,822	246,310	315,184

Loss for the year	—	—	(1,233)	(1,233)

Total comprehensive loss for the year	—	—	(1,233)	(1,233)
Equity-settled share based payments	—	—	1,352	1,352

Balance at 30 June 2015	52	68,822	246,429	315,303

Profit for the year	—	—	20,000	20,000

Total comprehensive income for the year	—	—	20,000	20,000
Equity-settled share based payments	—	—	1,795	1,795
Dividends paid	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	248,140	317,014

Profit for the year	—	—	21,282	21,282

Total comprehensive income for the year	—	—	21,282	21,282
Equity-settled share based payments	—	—	2,187	2,187
Dividends paid	—	—	(23,295)	(23,295)
Proceeds from shares issued	1	—	—	1

Balance at 30 June 2017	53	68,822	248,314	317,189

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2017 £'000	2016 £'000	2015 £'000
Cash flows from operating activities
Profit/(loss) before tax	21,282	20,000	(1,233)
Adjustments for:
Equity-settled share-based payments	2,187	1,795	1,352
Foreign exchange losses on operating activities	42	—	—
Changes in working capital:
Other receivables	(998)	(124)	—
Other payables	1,125	(1,590)	(101)

Net cash generated from operating activities	23,638	20,081	18

Cash flows from financing activities
Dividends paid	(23,295)	(20,084)	—

Net cash used in financing activities	(23,295)	(20,084)	—

Net increase/(decrease) in cash and cash equivalents	343	(3)	18
Cash and cash equivalents at beginning of year	221	224	206
Exchange losses on cash and cash equivalents	(42)	—	—

Cash and cash equivalents at end of year	522	221	224

        The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2017 £'000	2016 £'000	2015 £'000
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit/(loss) for the year	21,282	20,000	(1,233)
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	17,895	16,371	338

Consolidated IFRS profit/(loss) for the year	39,177	36,371	(895)

IFRS equity reconciliation:
Parent only—IFRS equity	317,189	317,014	315,303
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	160,428	141,268	162,615

Consolidated—IFRS equity	477,617	458,282	477,918

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
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
4.3
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
4.7
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.8	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.9	Premier League Handbook, Season 2016/17 (included as Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 15 September 2016).
4.10	Premier League Handbook, Season 2017/18.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 13 October 2017	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman