Form 20-F
period 2018-06-30
Manchester United plc
filed 2018-09-28
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2018
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

40,526,390 Class A ordinary shares
124,000,000 Class B ordinary shares

            Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒    No ☐

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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging Growth Company ☐

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

        In addition to the survey conducted by Kantar Media, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2017/18 season (the "Futures Data");

  •
  a paper published by AT Kearney, Inc. in 2014 entitled "Winning in the Business of Sports" ("AT Kearney"); and

  •
  a report published by Mailman Group entitled "Red Card 2018".

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including income statement, other and balance sheet data) presented as of and for the years ended 30 June 2018, 2017, 2016, 2015 and 2014 and has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of 30 June 2016, 2015 and 2014 and for the years ended 30 June 2015 and 2014 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 have been included in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2018	2017	2016	2015	2014
	(£'000, unless otherwise indicated)
Income Statement Data:
Revenue	590,022	581,204	515,345	395,178	433,164

Analyzed as:
Commercial revenue	276,099	275,471	268,318	196,931	189,315
Broadcasting revenue	204,137	194,098	140,440	107,664	135,746
Matchday revenue	109,786	111,635	106,587	90,583	108,103

Operating expenses—before exceptional items	(562,089)	(516,068)	(421,574)	(384,843)	(367,056)

Analyzed as:
Employee benefit expenses	(295,935)	(263,464)	(232,242)	(202,561)	(214,803)
Other operating expenses	(117,019)	(117,942)	(91,244)	(72,271)	(88,298)
Depreciation	(10,755)	(10,228)	(10,079)	(10,324)	(8,665)
Amortization	(138,380)	(124,434)	(88,009)	(99,687)	(55,290)
Operating expenses—exceptional items	(1,917)	4,753	(15,135)	(2,336)	(5,184)

Total operating expenses	(564,006)	(511,315)	(436,709)	(387,179)	(372,240)
Operating profit before profit/(loss) on disposal of intangible assets	26,016	69,889	78,636	7,999	60,924
Profit/(loss) on disposal of intangible assets	18,119	10,926	(9,786)	23,649	6,991

Operating profit	44,135	80,815	68,850	31,648	67,915

Finance costs	(24,233)	(25,013)	(20,459)	(35,419)	(27,668)
Finance income	6,195	736	442	204	256

Net finance costs	(18,038)	(24,277)	(20,017)	(35,215)	(27,412)

Profit/(loss) on ordinary activities before tax	26,097	56,538	48,833	(3,567)	40,503
Tax (expense)/credit(1)	(63,367)	(17,361)	(12,462)	2,672	(16,668)

(Loss)/profit for the year(1)	(37,270)	39,177	36,371	(895)	23,835

Attributable to:
Owners of the parent	(37,270)	39,177	36,371	(895)	23,835
Weighted average number of ordinary shares (thousands)	164,195	164,025	163,890	163,795	163,814
Diluted weighted average number of ordinary shares (thousands)(2)	164,610	164,448	164,319	163,795	163,893
Basic (loss)/earnings per share (pence)(1)	(22.70)	23.88	22.19	(0.55)	14.55
Diluted (loss)/earnings per share (pence)(1)/(2)	(22.70)	23.82	22.13	(0.55)	14.54

(1)
The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result the tax expense for the year ended 30 June 2018 includes a non-cash tax accounting write off of £48.8 million. Accordingly, this has resulted in a loss for the year ended 30 June 2018 and basic and diluted loss per share.

(2)
For the years ended 30 June 2018 and 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017, 2016, and 2014, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2018	2017	2016	2015	2014
	(£'000, unless otherwise indicated)
Other Data:
Commercial revenue	276,099	275,471	268,318	196,931	189,315
Analyzed as:
Sponsorship revenue	173,246	171,480	170,980	165,279	151,803
Retail, merchandising, apparel & products licensing revenue	102,853	103,991	97,338	31,652	37,512
Adjusted EBITDA(3)	177,068	199,798	191,859	120,346	130,063
Dividends declared per share ($)	0.18	0.18	0.18	—	—
Dividends declared per share (£ equivalent)	0.13	0.14	0.12	—	—

	As of 30 June
	2018	2017	2016	2015	2014
	(£'000, unless otherwise indicated)
Balance Sheet Data:
Cash and cash equivalents	242,022	290,267	229,194	155,752	66,365
Total assets	1,545,372	1,534,274	1,451,903	1,301,588	1,215,711
Total liabilities	1,120,106	1,056,657	993,621	823,670	717,061
Total equity	425,266	477,617	458,282	477,918	498,650
Equity attributable to owners of the parent	425,266	477,617	458,282	477,918	498,650

	Season
	2018	2017	2016	2015	2014
Home Games Played:
Premier League	19	19	19	19	19
European Games	4	7	6	—	5
Domestic Cups	3	5	4	2	4
Away Games Played:
Premier League	19	19	19	19	19
European Games	5	8	6	—	5
Domestic Cups	6	5	5	4	2

Total Games Played:
Premier League	38	38	38	38	38
European Games	9	15	12	—	10
Domestic Cups	9	10	9	6	6

(3)
We define Adjusted EBITDA as (loss)/profit for the year before depreciation, amortization, profit/(loss) on disposal of intangible assets, exceptional items, net finance costs, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted

  EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation and amortization), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.

        The following is a reconciliation of (loss)/profit for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2018	2017	2016	2015	2014
	(£'000)
(Loss)/profit for the year	(37,270)	39,177	36,371	(895)	23,835
Adjustments:
Tax expense/(credit)	63,367	17,361	12,462	(2,672)	16,668
Net finance costs	18,038	24,277	20,017	35,215	27,412
(Profit)/loss on disposal of intangible assets	(18,119)	(10,926)	9,786	(23,649)	(6,991)
Exceptional items(1)	1,917	(4,753)	15,135	2,336	5,184
Amortization	138,380	124,434	88,009	99,687	55,290
Depreciation	10,755	10,228	10,079	10,324	8,665

Adjusted EBITDA	177,068	199,798	191,859	120,346	130,063

(1)
See notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

Exchange Rate Information

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, any Broadcasting revenue from our participation in European competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements which are payable in Euros. In addition, we have currency exposure against the US dollar relating to our US dollar denominated secured term loan facility and our 3.79% senior secured notes (the "senior secured notes") and our Commercial revenue from certain sponsors. For all dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. The rates represent the noon buying rate in New York for cable transfers payable in foreign currencies. These rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Annual Report. Inclusion of these exchange rates is not meant to suggest that the US dollar amounts actually represent such pounds sterling amounts or that such amounts could have been or could be converted into US dollars at any particular rate, or at all. On 4 September 2018, the exchange rate was $1.28 to £1.00.

        The following table sets forth information concerning exchange rates between the pounds sterling and the US dollar for the periods indicated. These rates are provided solely for convenience.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	($ per £1.00)
Fiscal Year 2014	1.70	1.63	1.48	1.71
Fiscal Year 2015	1.57	1.57	1.46	1.72
Fiscal Year 2016	1.32	1.47	1.32	1.57
Fiscal Year 2017	1.30	1.27	1.21	1.34
Fiscal Year 2018	1.32	1.35	1.28	1.43
March 2018	1.40	1.40	1.38	1.42
April 2018	1.38	1.41	1.38	1.43
May 2018	1.33	1.35	1.33	1.37
June 2018	1.32	1.33	1.31	1.34
July 2018	1.31	1.32	1.30	1.33
August 2018	1.30	1.29	1.27	1.31
September 2018 (through 4 September 2018)	1.28	1.29	1.28	1.30

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

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our first team and youth academy as well as coaching staff is critical to our first team's success in league and cup competitions and increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our first team could adversely affect our ability to attract and retain coaches and players. Further, in March 2017, the government of the United Kingdom (the "UK") initiated the formal process of withdrawing from the European Union (the "EU"), which could result in changes to European regulations relating to the movement of players between the UK and the EU. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our first team.

        Our revenue streams are driven by the performance and popularity of our first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our first team's participation and performance in these competitions. Our first team's performance can affect all four of our revenue streams:

  •
  sponsorship revenue through sponsorship relationships;

  •
  retail, merchandising, apparel & product licensing revenue through product sales;

  •
  Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europe League prize money and MUTV distribution through linear and digital platforms; and

  •
  Matchday revenue through ticket sales.

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

        Our Commercial revenue for each of the years ended 30 June 2018, 2017 and 2016 represented 46.8%, 47.4% and 52.1% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including financial services, automotive, spirits, airline, timepiece, betting, telecommunications and kitchen and bathroom fixtures and generators, which typically have contract terms of two to five years.

        If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.

        As part of our business plan, we intend to continue to grow our commercial portfolio by developing and expanding our geographic and product categorized approach, which will include partnering with additional sponsors. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We cannot assure you that we will be successful in implementing our business plan or that our Commercial revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Negotiation and pricing of key media contracts are outside our control and those contracts may change in the future.

        For each of the years ended 30 June 2018, 2017 and 2016, 74.2%, 74.0% and 68.2% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 18.8%, 20.5% and 22.3% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA") respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

        In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2021/22 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2020/21 football season, future agreements may not maintain our current level of Broadcasting revenue.

        Future intervention by the European Commission ("EC"), the EU Court of Justice ("EUCJ"), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the European Economic Area ("EEA"). Enforcement of competition laws and changes to copyright regimes may require changes to sales models that could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

        It is likely that there will be future regulatory intervention by the EC relating to the grant of exclusive licenses of content on a territorial basis within the EEA insofar as they prohibit or limit the cross-border provision by satellite or internet transmission of retail pay-TV services in response to unsolicited demand (so-called "passive sales"). In the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services, the EUCJ ruled that EU free movement rules prevented enforcement of national laws to prevent importation and sale of decoding devices marketed in other Member States. It is an open question whether this finding is confined to broadcasting by satellite. The EUCJ held further that EU competition rules prohibit any agreement designed to guarantee absolute territorial exclusivity by restricting passive sales within the EU (i.e. by obliging broadcasters not to meet unsolicited demand for decoding devices enabling access to the right holder's protected subject-matter with a view to their use outside the territory covered by the license agreement).

        Subsequently, in January 2014 the EC launched a competition investigation into exclusive licensing arrangements between US Studios and various platforms in Europe (the major platform in each of the five largest Member States). In July 2015, the EC issued a Statement of Objections in Case COMP/40023—Cross-border access to pay-TV setting out its preliminary view that certain provisions in the license agreements between the studios and Sky UK would eliminate cross-border competition and constitute a violation of EU competition rules. According to the EC, these provisions require Sky UK to block or limit access to films through geo-blocking its online services or through its satellite pay-TV services to consumers outside of the UK and Ireland (and thus prevent Sky UK from responding to passive sales requests). The EC is carrying out parallel investigations into cross-border access to pay-TV services in France, Italy, Germany and Spain. Studios and platforms argue that EU law does not preclude enforcement of their copyright and that the restrictions are necessary to ensure adequate financing of content creation because content value varies considerably across Member States.

        On 22 April 2016, the EC announced that Paramount, while not agreeing with the concerns expressed in the Statement of Objections, had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and (when covered by the broadcaster's licenses) subscription video-on-demand services. The EC accepted these commitments on 27 July 2016. On 8 December 2016, the French TV broadcaster Groupe Canal + brought an action seeking annulment of the EC's decision to accept the commitments; the appeal is pending. While these investigations have targeted film content, any future decision is very likely to be applicable to any pay-TV content, including sport.

        In addition to this regulatory action, the EU as part of its Digital Single Market ("DSM") strategy adopted on 8 June 2017 the Portability Regulation, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation became applicable on 20 March 2018. The EU has also adopted a regulation on unjustified geo-blocking, which becomes applicable on 3 December 2018. Copyright protected content is excluded but the EC must review and report on the exclusion by 23 March 2020. This may lead to proposals for inclusion of content protected by copyright and neighbouring rights.

        As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights, for example, for the UK would be construed as covering the entire EEA (as long as the UK remains subject to EU law). The European Parliament and the Council have both proposed substantial amendments limiting the country of origin principle. Adoption of the Council position would exclude all sports events from the scope of the regulation. A compromise is being negotiated.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is largely dependent upon our first team's performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our first team did not participate. To help mitigate this impact the majority of playing contracts for our first team squad include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. As a result of our first team performance during the 2015/16 season, our first team did not participate in the 2016/17 Champions League but did participate in the 2016/17 Europa League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue from participation in European competitions was £45.9 million, £48.5 million and £41.6 million for each of the years ended 30 June 2018, 2017 and 2016, respectively.

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

        On 26 August 2016, following consultation between UEFA, the ECA and other stakeholders, UEFA announced certain changes to the format of the Champions League and Europa League to take place with effect from the 3 year cycle 2018/19 to 2020/21. The key changes relate to the access list for both competitions and the methodology for financial distributions. With respect to the Champions League, the top four clubs from the four top-ranked national associations (of which England is currently one) will now qualify automatically for the group stage of the Champions League which compares (for England) to only three qualifying automatically previously with a fourth entering the final play-off round. With respect to the financial distribution methodology, in addition to the current three-pillar system (starting fee, performance fees and market pool), UEFA is introducing a fourth pillar being the individual club coefficient. The individual club coefficient will be determined by reference to past performance in UEFA competitions over a ten-year period with additional points for historical winners of UEFA competitions.

        In addition, a new subsidiary company, UEFA Club Competitions SA, has been established by UEFA to advise and make recommendations to UEFA on strategic business matters and opportunities concerning club competitions. Half of the administration board is appointed by UEFA and the other half by the ECA. Our Executive Vice Chairman is one of the members of the board.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional and supplier sponsors (which includes new businesses operating in emerging markets) in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2018, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 26.4% of our total revenue

  •
  adidas: 13.4% of our total revenue

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

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2017/18, 2016/17 and 2015/16 seasons, we played 26, 31 and 29 home matches, respectively, and our Matchday revenue was £109.8 million, £111.6 million and £106.6 million for the years ended 30 June 2018, 2017 and 2016, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, and the Premier League's profitability and sustainability regulations, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our first team to fail to advance in the FA Cup and EFL Cup.

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

        All of the above forms of competition could have a material adverse effect on any of our four revenue streams and our overall business, results of operations, financial condition and cash flow.

A cyber-attack on our IT systems could compromise our IT operational capability and subject us to liability.

        As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT systems. In recent years, the computer systems of an increasing number of companies and other organizations have been the subject of attacks by cyber criminals, activists and other parties (internal and external). Though we seek to protect ourselves by putting processes in place that are designed to prevent such attacks and regularly monitor alerts and updates from leading cyber security vendors and trusted authorities, our IT systems may still be vulnerable to external or internal security breaches, acts of vandalism, computer viruses and other forms of cyber-attack. Any such attack could disable the information technology systems we use to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See "—We are subject to governmental regulation and other legal obligations related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business." Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we currently have in place or that we may implement in the future will be successful in preventing or mitigating the harm from such attacks.

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

        We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the associated future revenue and income potential is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

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

        We insure against the accidental death (including death by natural causes) or permanent disablement of certain members of our first team, although typically not at such player's full market value. Moreover, we do not carry insurance against career-ending injuries to our players sustained while playing or training. We also have catastrophe coverage in the event of an incident (such as travel or terrorist related incidents) that results in the death or permanent disablement of multiple members of our first team playing squad. We also carry non-player related insurance typical for our business (including liability, property damage, business interruption and terrorism insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.

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

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements or commercial partner agreements which are payable in Euros. In addition, we have US dollar currency exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on a portion of our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. While we recorded foreign exchange gains in our income statement on our unhedged US dollar denominated secured term loan facility and senior secured notes of £5.0 million and £1.8 million for the years ended 30 June 2018 and 2017, respectively, we incurred a loss of £4.1 million for the year ended 30 June 2016. For the years ended 30 June 2018, 2017 and 2016 approximately 6.5%, 7.0% and 7.0% of our total revenue was generated in Euros, respectively, and approximately 20.7%, 21.3% and 24.0% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

We are subject to governmental regulation and other legal obligations related to privacy, data protection and data security. Our actual or perceived failure to comply with such obligations could harm our business.

        We are subject to diverse laws and regulations relating to data privacy and security, including, in the EU and shortly in the EEA, Regulation 2016/679, known as the General Data Protection Regulation (the "GDPR"). New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with these laws and regulations. Claims that we have violated individuals' privacy rights or breached our data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

        We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with data protection and privacy laws in the United Kingdom and, in certain situations, other jurisdictions where our followers reside. The United Kingdom enacted a new Data Protection Act 2018 in May 2018, which implements the GDPR and imposes more stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, and additional obligations when we contract third-party processors in connection with the processing of personal data. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement, a personal data breach can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.

        In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted on 25 May 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during the second half of 2019. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers' internet usage and promote ourselves to them.

Piracy and illegal live streaming may adversely impact our Broadcasting revenue.

        For each of the years ended 30 June 2018, 2017 and 2016, Broadcasting revenue constituted 34.6%, 33.4% and 27.3%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

        Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal income tax (at a statutory rate of 28% for the fiscal year ended 30 June 2018 and 21% for subsequent years) on our worldwide income.

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

        In particular, the Tax Cuts and Jobs Act (the "TCJA") has resulted in multiple amendments to US federal tax law resulting in significant changes to, and uncertainty with respect to, tax legislation, regulation and government policy. See "—The recently enacted US federal income tax reform bill could adversely affect our business and financial condition."

The recently enacted US federal income tax reform bill could adversely affect our business and financial condition.

        On December 22, 2017, President Donald J. Trump signed into law the TCJA, which significantly revises the US Internal Revenue Code. The TCJA, among other things, contains significant changes to U.S. federal corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to

80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of US tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the TCJA is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of the TCJA on holders of our shares is also uncertain and could be adverse. We urge our shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our shares.

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

        In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum and, in March 2017, the UK government formally initiated the process of withdrawing from the EU, commonly referred to as "Brexit". The terms of any withdrawal are subject to a negotiation period that could last at least two years. There is significant uncertainty about the future relationship between the UK and the EU, and there have been calls for certain regions within the UK to preserve their place in the EU by separating from the UK, as well as for the governments of other EU member states to consider withdrawal.

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

        Furthermore, although it is unknown what the terms of the UK's future relationship with the EU, if any, will be, or which EU laws the UK will replace or replicate in the event of withdrawal, it is possible that there will be greater restrictions on imports and exports between the UK and EU member states, greater restrictions on the movement of players between the UK and EU member states, and other increased regulatory complexities. In particular, FIFA rules currently prohibit the international transfer of players under the age of 18 subject to certain limited exceptions, including an exception that permits the transfer of players between the ages of 16 and 18 within the territory of the EU or the EEA (subject to the satisfaction of certain conditions). Should the UK cease to be a part of the EU and the EEA, we will no longer be able to rely on this exception. Any of the changes described above may have a material adverse effect on our business, results of operations, financial condition and cash flow and our ability to continue to compete with the top football clubs in Europe.

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

        We remain committed to attracting and retaining the highest quality players and key football management staff for our first team. Our average annual net registrations capital expenditure over the last 5 years has been £104.1 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

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

        The Premier League has also introduced regulations that aim to promote sustainability through profitability. The Profitability and Sustainability regulations contain a break-even test, similar to that in UEFA's FFP regulations. Our most recent submission was based on the fiscal years ended 30 June 2016 and 2017 and provided a positive result. In addition, the short-term regulations introduced by the Premier League in season 2013/14 which limited the annual increase in aggregate player remuneration unless such increases are funded by additional revenue from sources other than Premier League broadcasting revenue have been extended until the 2018/19 season. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for breaches of either of these regulations.

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

        As of 30 June 2018, we had total indebtedness of £495.8 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

  •
  incur liens.

        Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes. This would permit the lending banks under our revolving facility and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our revolving facility, secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the note purchase agreement governing the senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving facility. If the debt under our revolving facility, our secured term loan facility, the note purchase agreement governing the senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

        We are subject to interest rate risk in connection with borrowings under our revolving facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2018, we had £168,347,000 of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of their increased voting rights, the holders of our Class B shares will be able to exert control over us and our significant corporate decisions.

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.45% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into shares of our Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B shares may harm the value of our Class A ordinary shares, among other things:

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

        As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increases demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and, as discussed in more detail below, beginning with this Annual Report, requires our independent registered public accounting firm to attest to the effectiveness of such internal control. Furthermore, the demands of being a public company may divert management's attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to continue to meet our reporting obligations as a public company. However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

        Furthermore, we have ceased to be an emerging growth company and are therefore no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As such, our independent registered public accounting firm will now be required to attest to the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2018.

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

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 4 September 2018 we had 40,526,390 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

        In fiscal year 2018 we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. Dividends paid in the year ended 30 June 2018 amounted to $29,555,000 ($0.18 per share), the pounds sterling equivalent of which was £21,982,000 (£0.13 per share). We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither of our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

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

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 140-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Premier League games at our home stadium, Old Trafford, have been virtually sold out since the 1997/98 season. In the 2017/18 season, our 26 home games were attended by a cumulative audience of over 1.9 million.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 29 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a US attendance record for a football match with 109,318 fans at Michigan stadium.

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2018, the CRM database holds in excess of 51.0 million records, as compared to 47.3 million records as of 30 June 2017, an increase of approximately 3.7 million, or 7.7%. We are now in the final stage of implementing a new CRM data warehouse and marketing automation platform which will allow us to integrate data from multiple untapped sources, to drive a deeper understanding of our fans behavior and preferences, with the aim of further driving revenue. The new platform will also allow us to identify obsolete records and better consolidate and accurately understand the relationships between multiple CRM database records.

  •
  As of 30 June 2018, we also had 154.7 million total social connections, compared to 141.5 million connections as of 30 June 2017, an increase of 13.2 million, or 9.3%. Total social connections include the following:

  •
  We have a very popular brand page on Facebook with approximately 73.6 million connections as of 30 June 2018. In comparison, each of the New York Yankees and Dallas Cowboys had approximately 8.7 million Facebook connections as of 30 June 2018. Furthermore, we have more Facebook connections than the official pages of NBA, NFL,

      NHL and MLB combined and we are the most followed Facebook page registered in the United Kingdom according to www.socialbakers.com.

    •
    As of 30 June 2018, our Twitter accounts had more than 20.9 million followers, an increase of over 53.8% from 30 June 2017.

    •
    We have over 22.2 million followers on Instagram and we continue to be the most-followed, fastest-growing, and most-engaged Premier League club on the platform.

    •
    In February 2018, we launched our first official YouTube channel. According to YouTube, we reached one million subscribers faster than any other sports channel.

    •
    We also have a significant presence on Chinese social media, with 9.3 million followers on Sina Weibo and 5.1 million followers on Tencent Weibo—topping all other sports clubs on the platforms. In Mailman Group's "Red Card 2018" report we were named the most influential football club online in China.

    •
    In May 2018 we launched our new website (www.manutd.co.uk) and in August 2018 we launched our first free global mobile application, which reached number one in the App Store's sports category download charts in 68 markets around the world and was top ten within the sports category in 123 markets. The free global mobile application has monthly active users in over 210 global markets.

    •
    We have expanded the reach of our in house television network, MUTV, by launching a direct to consumer ("D2C") proposition on iOS, Android, AppleTV, Roku, Amazon Fire & Xbox. Our linear television network continues to be the most subscribed football channel in the UK and is currently available in over 35 million homes globally.

  •
  During the 2017/18 season, according to Futures Data, our games generated a cumulative audience reach of over 3.5 billion viewers across 200 territories; thus on a per game basis our 56 games attracted an average cumulative audience reach of 64 million.

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

  •
  Commercial:  Within the Commercial revenue sector, we monetize our global brand via two revenue streams: sponsorship and retail, merchandising, apparel & product licensing.

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £173.2 million, £171.5 million and £171.0 million for each of the years ended 30 June 2018, 2017 and 2016, respectively. Sponsorship revenue includes mobile and content revenue of £8.0 million, £9.2 million and £10.9 million for each of the years ended 30 June 2018, 2017 and 2016, respectively, previously shown separately in Commercial revenue.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through

    Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. All of our retail, merchandising, apparel & product licensing business was previously managed by Nike up to the end of July 2015. Our retail, merchandising, apparel & product licensing revenue was £102.9 million, £104.0 million and £97.3 million for each of the years ended 30 June 2018, 2017 and 2016, respectively.

    Our Commercial revenue was £276.1 million, £275.5 million and £268.3 million for each of the years ended 30 June 2018, 2017 and 2016, respectively.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the team and expand our brand.

  •
  Broadcasting:  We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel we also launched a D2C subscription mobile application in season 2016/17 which, as of 30 June 2018, was available in 167 territories. For our 2018 Pre Season Tour we also launched on four 'Connected TV' platforms to enable our fans to watch and subscribe to our content on more platforms, namely Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions. Our Broadcasting revenue was £204.1 million, £194.1 million and £140.4 million for each of the years ended 30 June 2018, 2017 and 2016, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 74,989 and is the largest football club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 20 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our first team in various competitions. Our Matchday revenue was £109.8 million, £111.6 million and £106.6 million for each of the years ended 30 June 2018, 2017 and 2016, respectively.

        Total revenue for the years ended 30 June 2018, 2017 and 2016 was £590.0 million, £581.2 million and £515.3 million, respectively.

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

  •
  A globally recognized brand with a large, worldwide following:  Our 140-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world's most recognizable brands. We enjoy the support of our worldwide community of 659 million followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

  •
  Ability to successfully monetize our brand:  The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in emerging markets, especially in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

  •
  Well established marketing infrastructure driving Commercial revenue growth:  We have a large global team, working from the UK and Hong Kong, dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years' experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third party social media platforms such as Facebook, Instagram, Twitter, YouTube, Sina Weibo and others, constitute an ongoing growth opportunity. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com last season, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on 'connected TV' platforms—namely, AppleTV, Roku, Amazon Fire & Xbox. This gives our fans the ability to watch MUTV from the comfort of their living room, without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club's fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on over the top platforms in place of traditional linear television.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first team and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several recent initiatives at Old Trafford to enhance our Matchday revenue, profitability and the fan experience including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over 1.9 million cumulative annual attendance and over 99% average attendance for all of our Premier League Games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

  •
  Expand our portfolio of sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. We have historically implemented a proactive approach to identifying, securing and supporting sponsors. During fiscal year 2018 we announced two regional sponsorship partnerships, one financial services agreement and extensions to one global and one regional sponsorship partnership. Further deals signed in fiscal year 2018 have since been announced in fiscal year 2019.

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

  •
  Exploit digital media opportunities:  The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels, are expected to become one of the primary methods by which we engage and transact with our fans around the world. We continue to evolve our media team's capability to address these opportunities. Moreover, since 2013, we have wholly owned MUTV ensuring that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our digital media strategy as we continue to develop and roll out carefully targeted new products and services.

    In the 2016/17 season we developed and launched a D2C subscription mobile application on iOS, Android, and MUTV.com, which enabled our fans to watch our live first team tour matches, live academy team matches, exclusively produced original productions and interviews with players and our team manager. This application has enabled us to exploit new overseas territories and, for the first time in the UK and Ireland, fans can watch our MUTV channel through their web browser without a cable or satellite subscription.

    Following the successful D2C launch of MUTV, and building on the global success of our linear distribution, in July 2018 we launched MUTV applications on 'connected TV' platforms—namely, AppleTV, Roku, Amazon Fire & Xbox. This gives our fans the ability to watch MUTV from the comfort of their living room, without a cable subscription. This continued expansion provides MUTV access to a new demographic of the club's fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on over the top platforms and services in place of traditional linear television.

    In May 2018 we updated our website www.manutd.com. The new website provides a cleaner design for our fans to navigate through our content. We believe the new website also provides commercial benefits for our business with greater e-commerce opportunities and significantly more digital inventory for our commercial partners to benefit from. Ahead of the commencement of the 2018/19 season we launched our first free global mobile application. The proliferation of mobile devices has resulted in a need for our content to be consumed 'on the go' and in real time. We believe that this mobile application will build upon the aforementioned benefits of the new website and significantly increase the distribution of our content. At launch, we reached number one in the App Store's sports category download charts in 68 markets around the world, top ten within the sports category in 123 markets and currently have active users in over 210 global markets.

    In addition to developing our own digital properties, we intend to leverage third party media platforms and other social media as a means of further engaging with our fans and creating a source of traffic for our digital media assets. Our digital media offerings are in the early stages of development and present opportunities for future growth.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. In February 2018, the Premier League announced that it had sold five out of seven UK live television rights packages, for the three seasons commencing with the 2019/20 season, to Sky Sports and BT Sport, for a combined value of £4.5 billion. In June 2018, the Premier League further announced that it had sold the remaining two packages to BT Sport and Amazon Prime Video, a new entrant to Premier League UK broadcasting contracts. The overall value generated from the sale of the seven packages has not yet been disclosed. This follows the previous deal, which represented an increase of over 70% on the rights for the three seasons commencing with the 2013/14 season and represents the largest UK TV rights deal ever signed. In June 2018, UEFA announced a new three-year media rights agreement worth €3.2 billion for three years commencing in the 2018/19 season. This deal marks an increase of 33% on the previous contract. We believe these new contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

    Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

  •
  Diversify revenue and improve margins:  We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising and licensing.

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

Our Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 140 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892-93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager. In 1990, we won the FA Cup and began a period of success that has continued until the present day. Since 1992, we have won the Premier League 13 times. In total, we have won a record 20 English League titles, 12 FA Cups, 5 EFL Cups, 3 European Champions Cups, 1 European Europa Cup, and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC.

        Our current team manager, Jose Mourinho, was appointed on 27 May 2016 on a three-year contract. In January 2018 Jose Mourinho extended his contract until at least the end of the 2019/20 season, with an option for a further year. Jose Mourinho has managed at the top level of European football for over a decade and in that time has won league titles and cups in four countries (Portugal, England, Italy and Spain) as well as winning the Champions League twice—in 2004 with FC Porto and in 2010 with Inter Milan. In the first season under his leadership (2016/17) we won the EFL Cup and the Europa League.

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

        The following graph shows the performance of our first team in the Premier League over the last 26 seasons:

Premier League Finishing Positions

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and approximately 76,000 in 2006. Current capacity at Old Trafford is 74,989.

        The following chart shows the historical success of our first team by trophies won:

TROPHIES WON

Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1967	1996	2011
1911	1967	1999	2008	1911	1977	1997	2013
1952	1993	2000	2009	1952	1983	2003	2016
1956	1994	2001	2011	1956	1990	2007
1957	1996	2003	2013	1957	1993	2008
				1965	1994	2010
FA Cup				EFL/Football League Cup
1909	1977	1990	1999		1992	2010
1948	1983	1994	2004		2006	2017
1963	1985	1996	2016		2009
European Cup/Champions League				Europa League
1968	1999	2008		2017
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners' Cup				Intercontinental Cup
1991				1999

Industry Overview

        Football is one of the most popular spectator sports on Earth and global follower interest has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel & product licensing, broadcasting, and matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.

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

Our Football Operations

        Our football operations are primarily comprised of the following activities: our first team, our youth academy, our global scouting networks, our women's team and other operations such as our sport science, medical and fitness operations at the Aon Training Complex.

First team

        Our first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and EFL Cup and, subject to qualifying, international cup competitions, including the Champions League.

        Our first team is led by our manager, supported by an assistant team manager and a club secretary, who in turn are supported by a team of over 160 individuals, including coaches and scouts for both our first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

        We have 70 players under contract of whom 32 have made an appearance for our first team. The remaining players may play for the youth academy teams but are being developed such that they may make it to a starting position on our first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our first team's chances of winning games, leagues and tournaments.

        Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e., a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on the Thursday immediately prior to the first Premier League match of the following season.

        Our players enter into contracts with us that follow a prescribed model based on FA and Premier League Limited rules. Players on our first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our first team players generally enter into contracts of between two and five years' duration.

        As of 4 September 2018, our first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	27	319	33
Lee Grant	Goalkeeper	English	35	0	0
Joel Castro Pereira(4)	Goalkeeper	Portuguese	22	3	0
Sergio Romero	Goalkeeper	Argentinian	31	38	94
Eric Bailly	Defender	Ivorian	24	59	30
Diogo Dalot	Defender	Portuguese	19	0	0
Matteo Darmian	Defender	Italian	28	86	36
Timothy Fosu-Mensah(4)	Defender	Dutch	20	21	3
Phil Jones	Defender	English	26	193	27
Victor Lindelof	Defender	Swedish	24	33	25
Marcos Rojo	Defender	Argentinian	28	107	59
Luke Shaw	Defender	English	23	70	7
Chris Smalling	Defender	English	28	291	31
Axel Tuanzebe(4)	Defender	English	20	8	0
Antonio Valencia	Defender	Ecuadorian	33	332	92
Ashley Young	Defender	English	33	203	39
Marouane Fellaini	Midfielder	Belgian	30	160	87
Frederico Rodrigues de Paula Santos (Fred)	Midfielder	Brazilian	25	3	8
Ander Herrera	Midfielder	Spanish	29	163	2
Jesse Lingard	Midfielder	English	25	134	18
Scott McTominay	Midfielder	English	21	26	2
Juan Mata	Midfielder	Spanish	30	188	41
Nemanja Matic	Midfielder	Serbian	30	51	43
Andreas Pereira	Midfielder	Belgian	22	15	0
Paul Pogba	Midfielder	French	25	99	60
Angel Gomes	Forward	English	18	2	0
Romelu Lukaku	Forward	Belgian	25	55	75
Anthony Martial	Forward	French	22	137	18
Marcus Rashford	Forward	English	20	126	25
Alexis Sanchez	Forward	Chilean	29	21	121

(1)
The table includes all first team players as of 4 September 2018.

(2)
Apps means appearances for our first team through 4 September 2018.

(3)
Caps means appearances for senior national football team through 4 September 2018.

(4)
Currently out on loan at other clubs.

Youth academy

        Our youth academy is a rich source of new talent for our first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our first team, thereby saving us the expense of purchasing those players in the transfer market. Our youth academy has allowed us to have a home grown player in every game for the last eighty years. Players in our youth academy may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees. As a result, our youth academy has developed more players in the top two tiers of English football than any other.

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

Women's team

        Manchester United Women's Football Club was founded in May 2018 and will compete in the second tier of the professional game (the FA Women's Championship) from the 2018/19 season. Our aim is to develop a team capable of competing at the highest level in the women's game which has a core consisting of players who have graduated from our long-established and highly successful Manchester United Girls' Regional Talent Club and offer academy players a clear route to top level football within the club.

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

        We spent approximately £4.0 million in the year ended 30 June 2018 in connection with further updating our training facility, the Aon Training Complex.

Revenue Sectors

Commercial

        Within the Commercial revenue sector, we monetize our brand via two revenue streams: sponsorship; and retail, merchandising, apparel & product licensing. The primary source of revenue in this sector comes from sponsorship, which allows highly diverse and global companies to partner with Manchester United, regionally or internationally, in order to realize sponsorship benefits and associate themselves with our brand.

Sponsorship

        Our sponsorship agreements are negotiated directly by our commercial team. Our sponsors are granted various rights, which can include:

  •
  rights in respect of our brand, logo and other intellectual property;

  •
  rights in respect of our player and manager imagery;

  •
  exposure on our television platform, MUTV;

  •
  exposure on our website and mobile application;

  •
  exposure on our club branded social media channels;

  •
  exposure on digital perimeter advertising boards at Old Trafford;

  •
  exposure on interview backdrops; and

  •
  the right to administer promotions targeted at customers whose details are stored on our CRM database.

        Any use of our intellectual property rights by sponsors is under license. However, we retain the ownership rights to our intellectual property.

Sponsorship development and strategy

        We pursue our sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team that focuses on developing commercial opportunities and sourcing new sponsors. We target potential sponsors we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.

        We offer category exclusivity on a global basis to companies within particular industries, such as airline, beverage, logistics and watches. We also offer sponsorship exclusivity within a particular geography for certain industries, such as soft drinks and nutrition.

        In seeking any individual partnership, we aim to establish an indicative value for that sponsorship based on the prospective sponsor's industry and marketing objectives. We will only pursue a sponsorship if we believe it reflects the value we deliver. Our current strategy is to focus more closely on larger, established global brands rather than regional partnerships.

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

Our sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue Growth

Note: Sponsorship revenue does not include revenue generated from our agreements with Nike (which was in effect through the end of July 2015) and adidas. Sponsorship revenue includes mobile and content revenue previously shown separately in commercial revenue.

        The table below highlights some of our global and regional sponsors as of 1 July 2018:

Sponsor	Type of sponsorship	Product category
20th Century Fox	Global sponsor	Feature films
Aeroflot	Global sponsor	Commercial airline
Aon	Global sponsor (training kit)	Business/professional advisory services
Apollo Tyres	Global sponsor	Tyres
Chivas	Global sponsor	Spirits
Concha y Toro	Global sponsor	Wine
Deezer	Global sponsor	Music streaming
DHL	Global sponsor	Logistics
Electronic Arts	Global sponsor	Football computer games
General Motors (Chevrolet)	Global sponsor (shirt)	Automobiles
Gulf Oil International	Global sponsor	Lubricant oil and fuel retail
HCL	Global sponsor	Digital platform development
Kohler	Global sponsor (sleeve)	Kitchen and bathroom fixtures and generators
Melitta	Global sponsor	Coffee
MoPlay	Global sponsor	Betting
Mlily	Global sponsor	Mattresses and pillows
Swissquote	Global sponsor	Forex & online trading platforms
TAG Heuer	Global sponsor	Watches
Canon Medical Systems	Global sponsor	Medical scanners
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members' clubs
IVC	Regional sponsor	Dietary supplements
Manda	Regional sponsor	Nutritional supplements
Science in Sport (SiS)	Regional sponsor	Sports nutrition
Uni-President	Regional sponsor	Soft drinks
You-C1000	Regional sponsor	Isotonic drinks

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

        The following chart shows the dramatic growth in shirt sponsorships revenue since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.3194 as of 30 June 2018.

Shirt sleeve sponsor

        Kohler is the first shirt sleeve partner for both our men's and women's teams with the agreement beginning in the 2018/19 season. Our agreement with them includes joint participation on game day activities, innovative improvements to club facilities, global sustainability and social responsibility projects and other partner collaborations with Manchester United fans and Kohler customers and associates.

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

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner and training facilities partner, we generated a further £83.2 million in the year ended 30 June 2018 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Maybank (Malaysia), Santander (Norway), Danamon (Indonesia), Virgin Money (England), Emirates NBD Bank (UAE), Ping An (China), National Bank of Egypt (Egypt), and ICICI (India).

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 29 exhibition games in Australia, China, Germany, Hong Kong, Ireland, Japan, Norway, South Africa, Sweden, Thailand and the United States, where in 2014, we set a US attendance record for a football match with 109,318 fans at Michigan stadium.

        We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2017/18 season, our promotional exhibition games and promotional tours generated £14.6 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a growth opportunity as we continue to play exhibition games around the world.

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

        Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring Manchester United brands as well as other licensed products from high fashion and luxury watches to children's toys and household items such as mugs and bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners' wholesale distribution channels.

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

Retail

        In addition to our flagship retail store at Old Trafford (which we operate ourselves), we have a Manchester United branded retail location in Macau (which is operated by a third party licensee). We continue to explore possible premium brand retail opportunities in the US market and have formed a US entity, RAML USA LLC.

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

Broadcasting

Central Media

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

        The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, Broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to "grass roots" football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Under the current Premier League broadcasting cycle, revenue from the sale of the rights to televise Premier League matches internationally by overseas broadcasters and radio is shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. Under the new Premier League broadcasting cycle commencing with the 2019/20 season, there will be a change to the distribution mechanism of international broadcasting rights whereby any increase on the current deal above a specified amount will be allocated to the current clubs according to a formula based upon finishing position in the league.

        In the Champions League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage, an additional amount for each match played, and bonuses based on performance in the group and qualification for the round of 16, quarter-finals and semi-finals. The runner-up and winner of the competition also earn additional amounts. A comparison of the distributions to each club under the new 3-year agreement (commencing in the

2018/19 season) and the previous 3-year agreement (which commenced in the 2015/16 season) is as follows:

	Champions League ("UCL") 2015/16 - 2017/18	Champions League ("UCL") 2018/19 - 2020/21
	€'million	€'million
Bonus for group stage participation (32 teams)	€12.70	€15.25
Bonus for each group stage win (maximum 6)	€1.50	€2.70
Bonus for each group stage draw(1)	€0.50	€0.90
Bonus for round of 16 participation	€6.00	€9.50
Bonus for quarter-final participation	€6.50	€10.50
Bonus for semi-final participation	€7.50	€12.00
Runner-up bonus (inclusive of ticketing revenue share)	€11.00	€15.00
Winner bonus (inclusive of ticketing revenue share)	€15.50	€19.00
Maximum total of the above	€57.20	€82.45

(1)
In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

        In August of each season, the previous season's Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €3.5m participation fee, with the winner receiving an additional €1.0m.

        In addition to the above fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. Further, with effect from the 3-year cycle 2018/19 to 2020/21, UEFA is introducing the coefficient ranking. In 2018/19 the total market pool for the Champions League is forecast to be €292 million whilst the total coefficient ranking is forecast to be €585 million (giving a combined total of €877 million). In 2017/18 the total market pool for the Champions League was €507 million.

        The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage. 50% of each country market pool is distributed to its group-stage representatives based on each club's domestic performance in the previous season. For the Champions League this is based on league finishing position. Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season (such as ourselves in 2016/17) does not receive a distribution of the 50% market pool based on domestic performance in the previous season.

        The remaining 50% of the market pool in the Champions League is distributed based on the number of games played in the current competition relative to teams from the same country. The English market pool for the 2017/18 competition was approximately €112 million. This amount can vary from season to season subject to the composition of the 32 clubs taking part in the group stage.

        The coefficient ranking will be introduced from 2018/19. The individual club coefficient will be determined by reference to past performance in UEFA competitions over a ten-year period with additional points for historical winners of UEFA competitions. On the basis of these parameters, a ranking has been established and the total amount of €585.05 million has been divided into 'coefficient shares', with each share worth €1.108 million. The lowest-ranked team will receive one share (€1.108 million). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€35.46 million).

        Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our first team in such competitions.

Digital media

        Our website, www.manutd.com , is published in 7 languages and is available globally. We use our website, which incorporates e-commerce services and venue microsites (United Events, Exec Club, Foundation, Matchday VIP), to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach a global audience. Our newly launched website is designed with a mobile first approach, with content including exclusive articles, real-time match updates, live blogging capabilities, social integration and sharing capabilities, improved search and discoverability, content recommendations, fan polls, voting trivia and statistics.

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

        Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. We currently have international language websites in English, Spanish, French, Arabic, Mandarin Chinese, Korean and Japanese. On our social channels we have international language feeds in English, Spanish, Arabic, Mandarin Chinese, Korean, Japanese, Malay and Thai. This enables us to engage with our followers in their native language and to produce content that is specific to each region.

Mobile services and applications

        There has been a significant increase in the prevalence of broadband and video-enabled mobile devices in recent years. Mobile devices running the iOS or Android operating system enable consumers to browse the internet, watch video, share content, access dedicated applications and conduct e-commerce. As a consequence we are seeing the majority of our followers now accessing our website and digital content via their mobile devices.

        In advance of the commencement of the 2018/19 season we launched our first free global mobile application. This application has been developed in conjunction with our new website which will provide benefits to our fans, through a cleaner and easier to navigate interface. We believe it will also provide significant benefits to our business through better e-commerce functionality and more digital inventory for our commercial partners to benefit from. We believe our focus on our owned and operated products will lead to an improved customer experience via the mining of owned data, which will lead to more personalization and a more engaged fan base, as users spend more time on our platforms and return regularly.

        In the 2016/17 season we launched the MUTV channel on MUTV.com. This enabled fans to purchase MUTV on a subscription basis for the first time without an existing satellite or cable subscription. We launched a free content section allowing all fans access to our exclusive programming, with subscribers then having access to our full range of programming, including both on demand and linear experiences around full match commentary for all Premier League, Champions League and domestic cup matches, as well as live tour matches and coverage. Subscribers can also view pre- and post-match analysis for all matches by club legends, exclusive interviews with the team manager and first team players, award winning documentaries, celebrity features, and live broadcasts of academy team matches and more recently women's team matches.

        We intend to continue developing multi-platform mobile sites and mobile applications that will facilitate access for our followers to our content across a range of devices and carriers in order to meet global demand.

Video on demand

        The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. Through our new website, official club mobile application and the MUTV D2C applications, we provide live video and video on demand to our followers in a variety of formats and commercial models. Some video on demand content is free to all users, some content is only accessible upon registration and some content, as in the case of live pre-season tour matches, is available on a subscription basis.

        Depending on the market, going forward we may offer video on demand services via our media partners as part of a comprehensive suite of content rights, as well as on a direct-to-consumer basis.

Social media

        With a global fan base, we believe there is a significant opportunity to leverage the capabilities of social media platforms to augment our relationships with our followers around the world. By establishing an official presence on these platforms, we believe we will be able to deepen the connections with our follower base and improve our ability to market and sell products and services to our followers.

        As of 30 June 2018 we had close to 154.7 million social connections including approximately 73.6 million connections on our Facebook page, over 20.9 million followers to our Twitter accounts and over 22.2 million followers on Instagram. For the 2017/18 season we had over 590 million likes and comments on Instagram, which represents an increase of 24.7% compared to the previous season and is higher than Manchester City and Liverpool FC's likes and comments combined.

        Interactions on the Club's @ManUtd Twitter account were up by over 46% compared to the previous season with @ManUtd continuing to be the Twitter account with the highest number of likes and retweets across all sports clubs.

        We use our social footprint as a means to communicate news and other club updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience.

        We intend to continue to expand our reach through different social media and mobile chat platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms.

        We believe this continuous expansion will enable us to broaden the reach of our brand and the content we produce, enhance our engagement with followers in many of our key international and emerging markets as well as opening up a new demographic of fans.

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

MUTV

        MUTV is our wholly-owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including news, game highlights, and exclusive "behind the scenes" coverage of our club.

        Depending on the market, we may offer our suite of media rights as a bundle giving exclusive access to one multi-platform media provider or offer MUTV as a single product to television distributors. MUTV features a range of content generated from its own production facilities.

        In the United Kingdom, MUTV is offered directly to consumers through the Sky and Virgin Media distribution platforms and D2C via a subscription to MUTV.com. Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis and can include certain promotional rights and via the D2C subscription mobile application or through 'connected TV' platforms such as Roku, Amazon Fire, AppleTV & Xbox.

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

  •
  live coverage of Academy and Youth games;

  •
  live 'Managers Press Conference' before relevant first team fixtures; and

  •
  various other award winning shows and documentaries.

Matchday

        Our stadium, which we fully own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,989. In the 2017/18 season, the club's 26 home games were attended by a cumulative audience of over 1.9 million. The stadium has approximately 8,000 executive club seats, including 149 luxury boxes, 24 restaurants and 4 sports bars.

        We have one of the highest capacity utilizations among English clubs, with an average attendance for our home Premier League matches of over 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season.

        Other Matchday revenue includes matchday catering (including sale of hospitality packages, food and drink), event parking, program sales as well as membership and travel, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including the annual Rugby Super League Grand Final), music concerts and entertainment events.

        We operate a membership program. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £32 per season to join the scheme while persons over the age of 65 and under the age of 18 receive a discount. At the end of the 2017/18 season we had over 220,000 members.

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 140-year history and houses the club's most precious artifacts and trophies. In 2017/18, approximately 316,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom.

        We have frozen general admission season ticket prices for a seventh consecutive season ahead of the 2018/19 season to support fans in attending our games. We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday sales going forward.

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

        The monitoring process has previously included so called 'breach indicators' which if in existence triggered additional reporting requirements to UEFA such as accelerated reporting of audited financial information and projections for the competition season and future seasons. Breach indicators included an auditor going concern qualification, a worsening balance sheet net liabilities position and a break-even deficit in any individual year. In 2018 UEFA announced that it was enhancing the breach indicators with the inclusion of sustainable debt and player transfer balance indicators. The sustainable debt indicator is triggered if debt at the balance sheet date is greater than Euro 30 million and greater than seven times the average of relevant earnings (as defined by UEFA). The player transfer balance indicator is triggered if a club incurs a deficit on net player transfers in excess of Euro 100 million in any transfer window within the license season.

        Ahead of registration for UEFA competitions for the 2018/19 season we submitted our payables analysis and break-even assessment under the FFP regulations. The break-even test result was positive i.e. a surplus and assessed on the sum of the financial information for the three consecutive financial years ending 30 June 2017. The payables analysis is carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA competitions.

        With respect to the break-even assessment, a club must demonstrate that its relevant "football" income is equal to or exceeds its "football" expenses. The permitted level of deficit is limited over the three-year assessment period to just €5 million, although a larger deficit of up to €30 million is permitted provided it is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeds the €30 million limit will automatically be in breach of the break-even rule, unless it has sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions.

        European clubs reported the highest operating profits in history in 2015/16 and a record 26 European leagues generated profits (as an aggregate of the clubs' results in each league) compared to nine in 2010/11. Furthermore, in 2015/16, combined net losses of European clubs fell to less than one-sixth of the net losses recorded prior to the introduction of financial fair play. This would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives.

        However, in 2015 UEFA announced some changes to the FFP regulations aimed primarily at clubs undergoing a business restructuring. Instead of breaching the FFP regulations and being subject to sanctions, the amended regulations enable clubs to voluntarily approach the CFCB with a business plan which demonstrates how they are going to remedy their short-term breach of FFP regulations and achieve break-even compliance over a four-year time period. If the business plan is approved by the CFCB the club would not be subject to sanctions for the restructuring year which results in a breach of the FFP regulations.

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

        For the current three-year cycle, annual player wage cost increases are limited to £7 million per season, again as compared to the 2012/13 season, except if funded by:

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

        Our most recent break-even assessment under the Premier League Profitability and Sustainability regulations was submitted in March 2018, based on our fiscal year 2016 and fiscal year 2017 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax," which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in March 2018 was positive.

        As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League Profitability and Sustainability regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation (the "Foundation"). The associated charity of Manchester United, the Foundation uses football to engage and inspire young people to build a better life for themselves and unite the communities in which they live. Dedicated staff deliver football coaching, educational programs and personal development, providing young people with opportunities to change their lives for the better. The Foundation has partnerships with over 20 high schools across Greater Manchester, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls development provision, and the Inclusive Reds disability program, provide free football, alternative activities, qualifications and work experience opportunities to young people across Greater Manchester. The Foundation fulfils all charitable activity for Manchester United, including managing the club's long-term partnership with global children's organization Unicef. The partnership is the longest running of its kind and since the start of the partnership in 1999 has had a positive impact on the lives of over 4 million children across the globe.

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

        We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications. The historic emphasis has been on seeking and maintaining trademark registrations for the words "Manchester United" and the club crest but that emphasis was extended in 2017/18 to cover the devil device and the words "MUTV" and "Man Utd". We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio visual footage.

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

        In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Manchester United Football Club of such footage will be the subject of a license from the competition organizer.

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

        The above properties are owned or leased by either Manchester United Football Club or Manchester United Limited, apart from Manchester International Freight Terminal which is leased by Alderley Urban Investments Limited.

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

Subsidiaries

        Our directly or indirectly wholly-owned principal subsidiaries are: Red Football Finance Limited, Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red Football Limited, Red Football Junior Limited, Manchester United Limited, Alderley Urban Investments Limited, Manchester United Commercial Enterprises (Ireland) Limited, Manchester United Football Club Limited, Manchester United Women's Football Club Limited, Manchester United Interactive Limited, Manchester United Commercial Holdings Limited, Manchester United Commercial Holdings Junior Limited, MU Finance Limited (formerly known as MU Finance plc), MU RAML Limited, MUTV Limited and RAML USA LLC. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland and RAML USA LLC which is incorporated in the state of Delaware in the United States.

Customers

        Our top five customers represented 58.9%, 59.2% and 54.4% of our total revenue in each of the years ended 30 June 2018, 2017 and 2016, respectively. Our top five customers in the year ended 30 June 2018 were the Premier League, adidas, General Motors (Chevrolet), UEFA and Aon. See "Item 3.D. Risk Factors—Risks Related to Our Business—We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer was the Premier League, who represented 26.4%, 25.4% and 19.4% of our total revenue in each of the years ended 30 June 2018, 2017 and 2016, respectively. Our second largest customer was adidas, who represented 13.4%, 13.6% and 14.1% of our total revenue in each of the years ended 30 June 2018, 2017 and 2016.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 140-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon and General Motors (Chevrolet) that want access and exposure to our community of followers and association with our brand.

How We Generate Revenue

        We operate and manage our business as a single reporting segment—the operation of a professional sports team. We review our revenue through three principal sectors—Commercial, Broadcasting and Matchday—and within the Commercial revenue sector, we have two revenue streams which monetize our global brand: sponsorship revenue; and retail, merchandising, apparel & product licensing revenue.

Revenue Drivers

Commercial

        Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2018 was £276.1 million.

Sponsorship

        We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See "Item 4.

Information on the Company—Revenue Sectors—Commercial—Sponsorship—Our Sponsors" for some of our global and regional sponsors as at 1 July 2018.

        A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

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

        Total sponsorship revenue for the year ended 30 June 2018 was £173.2 million, including mobile and content revenue of £8.0 million, previously shown separately in Commercial revenue.

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

        Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2018 was £102.9 million.

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

        The Premier League's current domestic broadcasting rights contract with Sky Sports and BT Sport is worth £5.136 billion from the 2016/17 season to the 2018/19 season for its live domestic rights. The deal marked a significant increase of over 70% on the previous contract, which was worth £3.018 billion and ran from the 2013/14 season through the 2015/16 season, and represents the largest UK TV rights deal ever signed. In addition, the value of the international broadcasting rights for the seasons 2016/17 through to 2018/19 also increased significantly to £3.2 billion which represents an increase of over 40% compared to the £2.2 billion generated from the previous three-year cycle ended in season 2015/16. In February 2018, the Premier League announced that it had sold five out of seven UK live television rights packages, for the three seasons commencing with the 2019/20 season, to Sky Sports and BT Sport, for a combined value of £4.5 billion. In June 2018, the Premier League further announced that it had sold the remaining two packages to BT Sport and Amazon Prime Video, a new entrant to Premier

League UK broadcasting contracts. The overall value generated from the sale of the seven packages has not yet been disclosed.

        In June 2018, UEFA announced a new three-year media rights agreement worth €3.2 billion for three years commencing in the 2018/19 season. This deal marks an increase of 33% on the previous contract.

        Our share of the revenue under the Premier League broadcasting rights contract amounted to £151.6 million, £143.5 million and £95.7 million for the 2017/18, 2016/17 and 2015/16 seasons, respectively, and our share of the revenue from broadcasting rights for UEFA competitions amounted to £38.3 million, £39.5 million and £31.3 million for the 2017/18, 2016/17and 2015/16 seasons, respectively.

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

        In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £10.7 million, £9.0 million and £9.0 million for each of the years ended 30 June 2018, 2017 and 2016, respectively. Total Broadcasting revenue for the year ended 30 June 2018 was £204.1 million.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our first team in the FA Cup, EFL Cup and UEFA competitions. Our participation in the Premier League and UEFA competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our first team, and if our first team fails to qualify for UEFA competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2018 was £109.8 million.

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

Amortization and depreciation

        We amortize the capitalized costs associated with the acquisition of players' and key football management staff registrations. These costs are amortized over the period of the employment contract agreed with a player/key football management staff. If a player or key football management staff extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players' and key football management staff registrations from year to year and period to period reflect additional fees paid for the acquisition of players and key football management staff, the impact of contract extensions and the disposal of registrations. As such, increased players' and key football management staff registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player and key football management staff registration costs vary from period to period, this may drive variability in our results of operations. We also amortize the capitalized costs associated with the acquisition of other intangible assets over their estimated useful lives, which is typically between 3 and 10 years.

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

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. We expect interest expense to continue to be a significant component of our expenses. Net finance costs were £18.0 million for the year ended 30 June 2018. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

Taxes

        During each of the three years ended 30 June 2018, 2017 and 2016, our principal operating subsidiaries were tax residents in the UK. During the year ended 30 June 2018, we were subject to a weighted UK statutory tax rate of 19.0%, during the year ended 30 June 2017, we were subject to a weighted UK statutory tax rate of 19.75% and during the year ended 30 June 2016, we were subject to a weighted UK statutory tax rate of 20.0%.

        Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate of 28% for the fiscal year ended 30 June 2018 and 21% for subsequent years (2017: 35%). The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017 (the "TCJA"). We expect to utilize a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. Due to the reduction in the US statutory rate to 21%, we expect our future cash tax rate to align more closely with the US statutory rate of 21%.

        We may also be subject to US state and local income (franchise) taxes based generally upon where we are doing business. These tax rates vary by jurisdiction and the tax base. Generally, state and local taxes are deductible for US federal income tax purposes. Furthermore, because most of our subsidiaries are disregarded from their owner for US federal income tax purposes, we are not able to control the timing of much of our US federal income tax exposure. In calculating our liability for US federal income tax, however, certain of our deductible expenses are higher than the amount of those same expenses under UK corporation tax rules, owing to differences in the relevant rules of the two jurisdictions and the related difference in the opening book versus tax basis of our assets and liabilities. Finally, our UK tax liability can be credited against our US federal income tax liabilities, subject to US rules and limitations. Nevertheless, over time we expect to pay slightly higher amounts of tax than had we remained solely liable to tax in the United Kingdom.

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

A.    OPERATING RESULTS

        The following table shows selected audited consolidated income statement data for the years ended 30 June 2018, 2017 and 2016.

	Year ended 30 June
	2018	2017	2016
	(£'000)
Income Statement Data
Revenue	590,022	581,204	515,345

Analyzed as:
Commercial revenue	276,099	275,471	268,318
Broadcasting revenue	204,137	194,098	140,440
Matchday revenue	109,786	111,635	106,587

Operating expenses—before exceptional items	(562,089)	(516,068)	(421,574)

Analyzed as:
Employee benefit expenses	(295,935)	(263,464)	(232,242)
Other operating expenses	(117,019)	(117,942)	(91,244)
Depreciation	(10,755)	(10,228)	(10,079)
Amortization	(138,380)	(124,434)	(88,009)
Operating expenses—exceptional items	(1,917)	4,753	(15,135)

Total operating expenses	(564,006)	(511,315)	(436,709)
Operating profit before profit/(loss) on disposal of intangible assets	26,016	69,889	78,636
Profit/(loss) on disposal of intangible assets	18,119	10,926	(9,786)

Operating profit	44,135	80,815	68,850

Finance costs	(24,233)	(25,013)	(20,459)
Finance income	6,195	736	442

Net finance costs	(18,038)	(24,277)	(20,017)

Profit on ordinary activities before tax	26,097	56,538	48,833
Tax expense	(63,367)	(17,361)	(12,462)

(Loss)/profit for the year	(37,270)	39,177	36,371

Year Ended 30 June 2018 as Compared to the Year Ended 30 June 2017

	Year ended 30 June
			% Change 2018 over 2017
	2018	2017
	(in £ millions)
Revenue	590.0	581.2	1.5%
Commercial revenue	276.1	275.5	0.2%
Broadcasting revenue	204.1	194.1	5.2%
Matchday revenue	109.8	111.6	(1.6)%
Total operating expenses	(564.0)	(511.3)	10.3%
Employee benefit expenses	(295.9)	(263.5)	12.3%
Other operating expenses	(117.0)	(117.9)	(0.8)%
Depreciation	(10.8)	(10.3)	4.9%
Amortization	(138.4)	(124.4)	11.3%
Exceptional items	(1.9)	4.8	—
Profit on disposal of intangible assets	18.1	10.9	66.1%
Net finance costs	(18.0)	(24.3)	(25.9)%
Tax expense	(63.4)	(17.3)	266.5%

Revenue

        Consolidated revenue for the year ended 30 June 2018 was £590.0 million, an increase of £8.8 million, or 1.5%, compared to the year ended 30 June 2017, as a result of an increase in revenue in our commercial and broadcasting sectors and a decrease in revenue in our matchday sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2018 was £276.1 million, an increase of £0.6 million, or 0.2%, over the year ended 30 June 2017.

  •
  Sponsorship revenue for the year ended 30 June 2018 was £173.2 million, an increase of £1.7 million, or 1.0%, over the year ended 30 June 2017. Sponsorship revenue includes mobile and content revenue of £8.0 million and £9.2 million for each of the years ended 30 June 2018 and 2017 respectively, previously shown separately in Commercial revenue.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2018 was £102.9 million, a decrease of £1.1 million, or 1.1%, over the year ended 30 June 2017.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2018 was £204.1 million, an increase of £10.0 million, or 5.2%, over the year ended 30 June 2017, primarily due to finishing runners-up in the Premier League compared to sixth in the prior year.

Matchday revenue

        Matchday revenue for the year ended 30 June 2018 was £109.8 million, a decrease of £1.8 million, or 1.6%, over the year ended 30 June 2017.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation, amortization and exceptional items) for the year ended 30 June 2018 were £564.0 million, an increase of £52.7 million, or 10.3%, over the year ended 30 June 2017.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2018 were £295.9 million, an increase of £32.4 million, or 12.3%, over the year ended 30 June 2017, primarily due to player salary uplifts related to participation in the UEFA Champions League.

Other operating expenses

        Other operating expenses for the year ended 30 June 2018 were £117.0 million, a decrease of £0.9 million, or 0.8%, over the year ended 30 June 2017.

Depreciation

        Depreciation for the year ended 30 June 2018 amounted to £10.8 million, an increase of £0.5 million, or 4.9%, over the year ended 30 June 2017.

Amortization

        Amortization, primarily of registrations, for the year ended 30 June 2018 was £138.4 million, an increase of £14.0 million, or 11.3%, over the year ended 30 June 2017. The increase in amortization was primarily due to player acquisitions during fiscal year 2017. The unamortized balance of registrations as of 30 June 2018 was £369.5 million, of which £138.5 million is expected to be amortized in the year ending 30 June 2019. The remaining balance is expected to be amortized over the four years ending 30 June 2023. This does not take into account player acquisitions after 30 June 2018, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2018, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items for the year ended 30 June 2018 were a cost of £1.9 million, relating to the present value of the additional contributions we are expected to pay to remedy the increased deficit of the Football League pension scheme pursuant to the latest actuarial triennial valuation at 31 August 2017. Exceptional items for the year ended 30 June 2017 were a credit of £4.8 million, relating to a reversal of a player registration impairment charge for a player who was re-established as a member of the first team squad.

Profit on disposal of intangible assets

        Profit on disposal of intangible assets for the year ended 30 June 2018 was £18.1 million, compared to a profit of £10.9 million for the year ended 30 June 2017. The profit on disposal of intangible assets for the year ended 30 June 2018 primarily related to the disposal of Januzaj (Real Sociedad) and sell on fees relating to former players. The profit on disposal of intangible assets for the year ended 30 June 2017 primarily related to the disposals of McNair (Sunderland), Schneiderlin (Everton) and Schweinsteiger (Chicago Fire).

Net finance costs

        Net finance costs for the year ended 30 June 2018 were £18.0 million, a decrease of £6.3 million, or 25.9%, over the year ended 30 June 2017. The decrease was primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

        The tax expense for the year ended 30 June 2018 was £63.4 million, compared to £17.3 million for the year ended 30 June 2017. The current year charge includes a non-cash, tax accounting write-off of £48.8 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017.

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

  •
  Sponsorship revenue for the year ended 30 June 2017 was £171.5 million, an increase of £0.5 million, or 0.3%, over the year ended 30 June 2016.

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

        For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report.

        We believe that the following accounting policies reflect the most critical estimates, judgments and assumptions and are significant to the consolidated financial statements.

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

        The minimum guarantee payable by adidas over the term of our agreement with them is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our first team wins certain competitions or decrease if our first team fails to participate in the Champions League for two or more consecutive seasons, with the reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical estimate in future financial years therefore will be management's assessment as to whether or not our first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement. Such assessments of future participation may differ from actual participation, which could result in a difference in the revenue recognized in a given year.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see note 2 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report.

Impairment of goodwill and non-current assets

        The Company annually tests whether goodwill has suffered any impairment and more frequently tests whether events or changes in circumstances indicate a potential impairment. An impairment loss is recognized when the carrying value of goodwill exceeds its recoverable amount. Its recoverable amount is the higher of fair value less costs of disposal and value in use. The recoverable amount has been determined based on value-in-use calculations. These calculations require the use of estimates, both in arriving at the expected future cash flow and the application of a suitable discount rate in order to calculate the present value of these flows. See note 15 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report.

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

Tax

        Tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time we are involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on management's assessment of each case. Future tax expense or credit may be higher or lower than estimates made when determining whether it is appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of tax provisions in future periods.

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from the transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        In fiscal year 2018 we paid a regular semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

        Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the income statement over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 June 2018, we had no borrowings under our revolving facility.

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

        Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued revenue from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 74,989. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs.

        We record these investments as capital expenditures. Capital expenditure at Old Trafford was £6.3 million, £3.5 million and £2.7 million for the years ended 30 June 2018, 2017 and 2016, respectively.

        In addition, we spent approximately £4.0 million, £5.4 million and £2.3 million for the years ended 30 June 2018, 2017 and 2016, respectively in connection with updating and expanding the Aon Training Complex, our training facility.

        We have also announced plans for improvements to Old Trafford's provision for supporters with disabilities. This follows consultation with organizations such as the Equality and Human Rights Commission (EHRC) and Manchester United Disabled Supporters' Association (MUDSA) and includes the creation of new accessible viewing areas for disabled supporters.

Digital Media capital expenditure

        We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset—registrations capital expenditure

        Our average net intangible asset—registrations capital expenditure over the last 5 years has been a cash outflow of £104.1 million per fiscal year. However, net intangible asset—registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset—registrations capital expenditure. Actual cash used or generated from net intangible asset—registrations capital expenditure is recorded on our statement of cash flow under net cash used or generated in investing activities.

Last 5 Years Net Intangible Asset—Registrations Capital Expenditure(1)

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

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2018, 2017 and 2016:

	Year ended 30 June
	2018	2017	2016
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	119.6	251.7	200.8
Interest paid	(18.9)	(19.5)	(13.2)
Interest received	1.2	0.7	0.5
Tax paid	(6.7)	(5.2)	(2.0)

Net cash generated from operating activities	95.2	227.7	186.1

Cash flow from investing activities
Payments for property, plant and equipment and investment property (net of proceeds)	(13.2)	(9.0)	(5.1)
Payments for intangible assets	(155.0)	(193.8)	(138.1)
Proceeds from sale of intangible assets	46.9	51.8	38.4

Net cash used in investing activities	(121.3)	(151.0)	(104.8)

Cash flow from financing activities
Repayment of borrowings	(0.4)	(0.4)	(0.4)
Dividends paid	(22.0)	(23.3)	(20.1)

Net cash used in financing activities	(22.4)	(23.7)	(20.5)

Net (decrease)/increase in cash and cash equivalents(1)	(48.5)	53.0	60.8

(1)
Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash generated from operating activities

        Net cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and sponsorship and commercial revenue. Cash generated from operations for the year ended 30 June 2018 produced a cash inflow of £119.6 million, a decrease of £132.1 million from a cash inflow of £251.7 million for the year ended 30 June 2017, primarily due to timing of cash receipts of commercial contractual agreements. Cash generated from operations for the year ended 30 June 2016 was £200.8 million.

        Additional changes in net cash generated from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting interest from variable rates to a fixed rate. Our revolving facility is also subject to variable rates of interest.

        Interest paid was £18.9 million in the year ended 30 June 2018, a decrease of £0.6 million compared to £19.5 million in interest paid in the year ended 30 June 2017. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest paid was £13.2 million for the year ended 30 June 2016. Interest on the senior secured notes for the period up to the 25 June 2015 was paid at the end of June 2015 when our debt was refinanced. Consequently, interest paid on our senior secured notes in the year ended 30 June 2016 equated to seven months interest up to the beginning of February 2016 whereas interest paid on our senior secured notes in the years ended 30 June 2018 and 30 June 2017 equated to twelve months interest up to the beginning of February 2018 and 2017 respectively.

        Net cash generated from operating activities was £95.2 million in the year ended 30 June 2018, compared to net cash generated from operating activities of £227.7 million for the year ended 30 June 2017. Net cash generated from operating activities was £186.1 million for the year ended 30 June 2016.

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

        Net cash used in investing activities for the year ended 30 June 2018 was £121.3 million, a decrease of £29.7 million from £151.0 million for the year ended 30 June 2017. Net cash used in investing activities for the year ended 30 June 2016 was £104.8 million.

        For the year ended 30 June 2018, net capital expenditure on property, plant and equipment and investment property was £13.2 million, an increase of £4.2 million from net expenditure of £9.0 million for the year ended 30 June 2017. Net capital expenditure for the years ended 30 June 2018 and 30 June 2017 related mainly to refurbishment work at Old Trafford and the Aon Training Complex.

        For the year ended 30 June 2018, net capital expenditure on intangible assets was £108.1 million, a decrease of £33.9 million from net expenditure of £142.0 million for the year ended 30 June 2017. Net capital expenditure for the year ended 30 June 2018 was mainly comprised of payments made for the acquisitions of Lindelof, Lukaku, Matic, Mkhitaryan and Pogba, less payments received relating to the disposal of Depay, Di Maria and Schneiderlin. Net capital expenditure for the year ended 30 June 2017 was mainly comprised of payments made for the acquisitions of Pogba, Mkhitaryan, Martial and Di Maria, less payments received relating to the disposal of Di Maria and Schneiderlin.

        For the year ended 30 June 2016, net capital expenditure on property, plant and equipment was £5.1 million related mainly to refurbishment work at Old Trafford and the Aon Training Complex. Net capital expenditure on intangible assets was £99.7 million and was mainly comprised of payments made for the acquisitions of Di Maria, Martial and Schneiderlin, less payments received relating to the disposal of Di Maria and Welbeck.

Net cash (used in)/generated from financing activities

        Net cash used in financing activities for the year ended 30 June 2018 was £22.4 million, a decrease of £1.3 million compared to net cash used of £23.7 million for the year ended 30 June 2017. During the year ended 30 June 2018, we repaid borrowings of £0.4 million relating to the Alderley facility and paid two semi-annual dividends amounting to £22.0 million in the aggregate.

        During the year ended 30 June 2017, we repaid borrowings of £0.4 million relating to the Alderley facility and paid two semi-annual dividends amounting to £23.3 million in the aggregate.

        Net cash generated from financing activities for the year ended 30 June 2016 was £20.5 million. During the year ended 30 June 2016, we repaid borrowings of £0.4 million relating to the Alderley facility and paid four quarterly dividends amounting to £20.1 million in the aggregate.

Indebtedness

        Our primary sources of indebtedness consist of our secured term loan facility, senior secured notes and revolving credit facility. As part of the collateral for our secured term loan facility, our senior secured notes and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Secured term loan facility

        Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Limited as lender. The secured term loan facility was initially borrowed by our wholly-owned finance subsidiary MU Finance plc (now known as MU Finance Limited) and was novated to Manchester United Football Club Limited on 14 June 2018. As of 30 June 2018 the sterling equivalent of £168.3 million (net of unamortized issue costs of £2.2 million) was outstanding. The outstanding principal amount was $225.0 million. We have the option to repay the loan at any time. The remaining balance of the loan is repayable on 26 June 2025.

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

        Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited (formerly known as MU Finance plc) and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are all wholly owned subsidiaries of Manchester United plc.

        The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.

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

Senior secured notes

        Our wholly-owned finance subsidiary, MU Finance plc (now known as MU Finance Limited), issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the "senior secured notes"). The senior secured notes were novated to our wholly-owned subsidiary Manchester United Football Club Limited on 14 June 2018. As of 30 June 2018 the sterling equivalent of £318.3 million (net of unamortized issue costs of £3.8 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

        The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited (formerly known as MU Finance plc) and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are all wholly owned subsidiaries of Manchester United plc.

        The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit/(loss) for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax ("EBITDA") of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.

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

Revolving facility

        Our revolving facilities agreement allows MU Finance Limited (formerly known as MU Finance plc) and Manchester United Football Club Limited (or any other direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to incur a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Limited as agent and security trustee. As of 30 June 2018, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facilities agreement.

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

        Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited (formerly known as MU Finance plc) and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are all wholly owned subsidiaries Manchester United plc.

        In addition to the general covenants described below, the revolving facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the revolving facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters or on more than four occasions over the life of the revolving facility.

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

Alderley facility

        The Alderley facility consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. The loan attracts interest at LIBOR plus 1%. As of 30 June 2018, £3.8 million was outstanding under the Alderley facility. £0.1 million of the loan is repayable in quarterly installments through July 2018, and the remaining balance of £3.7 million is repayable at par on 9 July 2018. The loan is secured against the Manchester International Freight Terminal which is owned by Alderley Urban Investments Limited.

        As of 30 June 2018, we were in compliance with all covenants in relation to indebtedness.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2018 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2018 is £66.4 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2018, we believe receipt of £2.4 million to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2018, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2018:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£'000	£'000	£'000	£'000	£'000	£'000
Long-term debt obligations(2)	22,449	37,384	37,384	554,448	651,665	495,768
Operating lease obligations(3)	1,756	2,577	162	3,866	8,361	—
Purchase obligations(4)	259,186	99,991	8,147	191	367,515	354,350

Total	283,391	139,952	45,693	558,505	1,027,541	850,118

(1)
Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2018, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding. Other long-term indebtedness consists of a bank loan to Alderley Urban Investments Limited, a subsidiary of Manchester United Limited. As of 30 June 2018, we had £3.8 million outstanding under the Alderley facility.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 28.1 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £66.4 million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in note 29.2 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report, as of 30 June 2018, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	57	Executive Co-Chairman and Director
Joel Glazer	51	Executive Co-Chairman and Director
Edward Woodward	46	Executive Vice Chairman and Director
Richard Arnold	47	Group Managing Director and Director
Cliff Baty	48	Chief Financial Officer and Director
Kevin Glazer	56	Director
Bryan Glazer	53	Director
Darcie Glazer Kassewitz	50	Director
Edward Glazer	48	Director
Robert Leitão	55	Independent Director
Manu Sawhney	51	Independent Director
John Hooks	62	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 57, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 51, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International and Media Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 46, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. In 2015 he was elected to the board of directors of the European Club Association (ECA)—the sole independent body directly representing football clubs at a European level. He is also a director of UCC SA which is the joint venture between UEFA and ECA which facilitates the direct involvement of the ECA in the running of the Champions League and Europa League. Mr. Woodward represents the Club at meetings of the English Premier League's shareholders. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the Club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers LLP in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 47, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Cliff Baty, aged 48, is the Company's Chief Financial Officer and a Director of the Company. He was appointed to our board of directors on 14 December 2017. He is responsible for managing all aspects of financial reporting and financial control of the Company. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

        Kevin Glazer, aged 56, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Co-Chairman of First Allied Corporation. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 53, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 50, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is the Co-President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 48, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Co-Chairman of First Allied Corporation. Mr. Glazer is also the Co-President of the Glazer Family Foundation. Mr. Glazer received a bachelor's degree from Ithaca College in 1992.

        Robert Leitão, aged 55, is an Independent Director of the Company. He is joint Managing Partner, Co-Chairman of the Group Executive Committee, and Head of Global Advisory, at Rothschild & Co. Since joining Rothschild & Co as a Director in 1998, Mr. Leitão was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001, Head of UK Global Advisory in 2008, and has been a member of the Group Executive Committee since 2010. He was appointed Head of Global Advisory, worldwide, in 2013, and a Managing Partner of Rothschild & Co in 2016. Prior to joining Rothschild & Co, Mr. Leitão was a Director of UK Head of M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College London in 1984, and qualified as a Chartered Accountant with KPMG in 1987. Mr. Leitão is also Chairman of the Trustees of the not-for-profit digital charity box, Pennies Foundation.

        Manu Sawhney, aged 51, is an Independent Director of the Company. With over 26 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney most recently served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state's premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various markets across Asia including business expansion in Taiwan, start-up of a new joint venture in South Korea, consolidation of business in China and securing long term strategic partnerships in India, Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, Mr. Sawhney worked for 3 years with ITC Global Holdings based out of Vietnam and India. After completing his engineering degree, Mr. Sawhney worked at Eicher Motors, a leading Indian farm equipment company. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).

        John Hooks, aged 62, is an Independent Director of the Company. He has been in the luxury fashion industry for over 35 years and has held positions in some of the sector's most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT's regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company's global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. He is also a senior adviser to McKinsey & Company and is on the board of Miroglio Fashion S.r.l.

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

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2018 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2018 was £12,895,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2018 was £20,000.

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

        During the year ended 30 June 2018 certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	295,913
Awarded during the year	121,408
Forfeited during the year	(2,532)
Vested during the year	(331,636)

Outstanding at the end of the year	83,153

        The fair value of shares awarded during the year was $20.42 (£15.48) per share.

Share reserve

        Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 15,115,703 remain available for issuance as of 4 September 2018.

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2018, 2017 and 2016, including directors, was as follows:

	2018 Number	2017 Number	2016 Number
Average number of employees:
Football—players	81	74	74
Football—technical and coaching	165	136	94
Commercial	121	120	111
Media	87	90	94
Administration and other	468	445	426

Average monthly number of employees	922	865	799

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 3,858, 2,053 and 2,124 temporary employees in fiscal years 2018, 2017 and 2016, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 4 September 2018:

	Class A Ordinary Shares		%		Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)	707,613		1.75%		20,899,366	16.85%	16.38%
Joel Glazer(3)	1,707,614		4.21%		20,899,366	16.85%	16.45%
Edward Woodward		(*)		(*)	—	—	(*)
Richard Arnold		(*)		(*)	—	—	(*)
Cliff Baty		(*)		(*)	—	—	(*)
Kevin Glazer(4)	—		—		20,899,366	16.85%	16.32%
Bryan Glazer(5)	—		—		20,899,365	16.85%	16.32%
Darcie Glazer Kassewitz(6)	603,806		1.49%		20,899,365	16.85%	16.37%
Edward Glazer(7)	—		—		19,503,172	15.73%	15.23%
Robert Leitão	—		—		—	—	—
Manu Sawhney	—		—		—	—	—
John Hooks	—		—		—	—	—

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 4 September 2018, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Baron Capital Group, Inc.	14,297,879	35.28%	—	—	1.12%
Lindsell Train Limited	7,737,017	19.09%	—	—	0.60%
Lansdowne Partners Limited	4,941,440	12.19%	—	—	0.39%
Jupiter Asset Management Limited	2,836,210	7.00%	—	—	0.22%
Avram Glazer(2)	707,613	1.75%	20,899,366	16.85%	16.38%
Joel M. Glazer(3)	1,707,614	4.21%	20,899,366	16.85%	16.45%
Kevin Glazer(4)	—	—	20,899,366	16.85%	16.32%
Bryan G. Glazer(5)	—	—	20,899,365	16.85%	16.32%
Darcie S. Glazer(6)	603,806	1.49%	20,899,365	16.85%	16.37%
Edward S. Glazer(7)	—	—	19,503,172	15.73%	15.23%

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

        Since 4 September 2015, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

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

  •
  on 7 September 2017, Lindsell Train Limited made a public filing that it held 7,446,852 of our Class A ordinary shares, representing 0.58% of total voting power;

  •
  on 13 February 2018, Lindsell Train Limited made a public filing that it held 7,737,017 of our Class A ordinary shares, representing 0.60% of total voting power;

  •
  on 14 February 2018, Baron Capital Group, Inc. made a public filing that it held 14,297,879 of our Class A ordinary shares, representing 1.12% of total voting power; and

  •
  on 14 February 2018, Jupiter Asset Management Ltd. made a public filing that it held 2,836,210 of our Class A ordinary shares, representing 0.22% of total voting power.

US Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 4 September 2018, we had 40,495,317 Class A ordinary shares held by 2,918 US resident shareholders of record, representing approximately 3.16% of total voting power and 124,000,000 Class B ordinary shares held by 12 US resident shareholders of record, representing approximately 96.84% of total voting power.

Shareholders' Arrangements

        As of 4 September 2018, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2015 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        In fiscal year 2018, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

B.    SIGNIFICANT CHANGES

Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2018, for total proceeds, net of associated costs, of £19,920,000. The associated net book value was £1,297,000. Also subsequent to 30 June 2018, Solidarity contributions, sell-on fees and contingent consideration totalling £3,557,000 became receivable in respect of previous playing registration disposals.

        Subsequent to 30 June 2018 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £2,388,000. Also subsequent to 30 June 2018, sell-on fees and contingent consideration totalling £520,000, became payable in respect of previous playing registration acquisitions. Payments are due within the next 5 years.

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

	Per Share
	High	Low
	(in USD)
Annual
FY 2018	21.85	16.00
FY 2017	17.80	14.20
FY 2016	18.99	13.30
FY 2015	19.63	14.78
FY 2014	18.78	14.47
Quarterly
FY 2019
First Quarter (through 4 September 2018)	26.20	20.55
FY2018
First Quarter	18.00	16.00
Second Quarter	21.15	17.80
Third Quarter	21.00	18.65
Fourth Quarter	21.85	18.50
FY2017
First Quarter	17.32	15.49
Second Quarter	17.04	14.20
Third Quarter	17.35	14.70
Fourth Quarter	17.80	16.05
Monthly
2018
March	20.00	18.65
April	19.85	18.50
May	21.10	18.80
June	21.85	20.45
July	21.50	20.60
August	26.20	20.55
September (through 4 September 2018)	25.90	25.90

Markets

        We are incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 4 September 2018 we had 164,526,390 ordinary shares listed (comprising 40,526,390 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

  •
  Third Amendment and Restatement Agreement relating to the Secured Term Facility, dated June 14, 2018, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), Manchester United Football Club Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Agreement is included as Exhibit 4.2 to this Annual Report.

  •
  Accession Deed to Secured Term Facility, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent. A copy of the Agreement is included as Exhibit 4.3 to this Annual Report.

  •
  New Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee. A copy of the Agreement is included as Exhibit 4.4 to this Annual Report.

  •
  Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender. A copy of the Agreement is included as Exhibit 4.5 to this Annual Report.

  •
  Accession Deed to Revolving Facilities Agreement, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent. A copy of the Agreement is included as Exhibit 4.6 to this Annual Report.

  •
  Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the Agreement is included as Exhibit 4.7 to this Annual Report.

  •
  Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated June 14, 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the Agreement is included as Exhibit 4.8 to this Annual Report.

  •
  2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.10 to this Annual Report.

  •
  Premier League Handbook, Season 2017/18.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2017/18. A copy of the Handbook is included as Exhibit 4.11 to this Annual Report.

  •
  Premier League Handbook, Season 2018/19.  As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2018/19. A copy of the Handbook is included as Exhibit 4.12 to this Annual Report.

D.    EXCHANGE CONTROLS

        There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.    TAXATION

        The following is a summary of material US federal income tax consequences relevant to US Holders and Non-US Holders (each as defined below) acquiring, holding and disposing of the Company's Class A ordinary shares. This summary is based on the Code, final, temporary and proposed US Treasury regulations and administrative and judicial interpretations in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service (the "IRS") or will be sustained by a court if challenged.

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

  •
  US expatriates and former long-term residents of the United States;

  •
  "qualified foreign pension funds" as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

  •
  persons subject to special tax accounting rules as a result of any item of income relating to our Class A ordinary shares being taken into account in an applicable financial statement.

        This summary does not address alternative minimum tax consequences or non-income tax consequences, such as estate or gift tax consequences, and does not address state, local or non-US tax consequences. This summary only addresses investors that hold our Class A ordinary shares and not Class B ordinary shares, and it assumes that investors hold their Class A ordinary shares as capital assets (generally, property held for investment).

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

Non-US Holders

Distributions

        Subject to the discussion under "—Foreign Account Tax Compliance Act" below, distributions treated as dividends (see "—US Holders—Distributions" above) by the Company to Non-US Holders will be subject to US federal withholding tax at a 30% rate, except as may be provided by an applicable income tax treaty. To obtain a reduced rate of US federal withholding under an applicable income tax treaty, a Non-US Holder will be required to certify its entitlement to benefits under the treaty, including eligibility under the Limitation on Benefits provision in a given treaty (for non-individuals), generally on a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable.

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

        Non-US Holders described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates and, if they are foreign corporations, may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-US Holders described in the second bullet point above will be subject to a flat 30% tax on any gain derived on the sale or other taxable disposition, which gain may be offset by certain US-source capital losses. The Company believes it is not, and does not currently anticipate becoming, a "US real property holding corporation" for US federal income tax purposes.

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

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-US Holder's US federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        Pursuant to the Foreign Account Tax Compliance Act ("FATCA"), withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity that is a passive non-financial entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include currency risk, interest rate risk and cash flow risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 31 to our audited consolidated financial statements as of 30 June 2018 and 2017 and for the years ended 30 June 2018, 2017 and 2016 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Currency risk

        We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant currency risk we face relates to the revenue received in Euros as a result of participation in UEFA competitions. We seek to hedge economically the majority of the currency risk of this revenue either by using contracted future foreign currency expenses (including player transfer fee commitments) or by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

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

        As of 30 June 2018, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £27.2 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2018, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £21.2 million for the year ended 30 June 2018. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £25.9 million for the year ended 30 June 2018.

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

Interest rate risk

        Our interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facility, our secured term loan facility and our Alderley facility bear interest at variable rates. As of 30 June 2018, we had £168.3 million of variable rate indebtedness outstanding under our secured term loan facility and £3.8 million of variable rate indebtedness outstanding under our Alderley credit facility. We manage our cash flow interest rate risk, where considered appropriate, using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, a hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

        Other than as disclosed herein, we have no additional hedging policies.

Derivative Financial Instruments

Foreign currency forward contracts

        We typically enter into foreign currency forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of currency movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA competitions and for transfer fees payable and receivable in foreign currency.

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2018, the fair value of outstanding interest rate swaps was a net asset of £4.5 million.

Embedded foreign exchange derivatives

        We have a number of currency based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2018, the fair value of such derivatives was a net asset of £0.6 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2018, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2018 was effective.

        Our internal control over financial reporting as of 30 June 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-3.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2018 and 2017. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2018 and 2017, and breaks down these amounts by category of service:

	2018	2017
	£'000	£'000
Audit Fees	500	503
Tax Fees	212	392
All Other Fees	184	456

Total	896	1,351

Audit Fees

        Audit fees for the years ended 30 June 2018 and 2017 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees for the years ended 30 June 2018 and 2017 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in the years ended 30 June 2018 and 2017 related to services in connection with corporate compliance matters.

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
4.2
Third Amendment and Restatement Agreement relating to the Secured Term Facility, dated June 14, 2018, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), Manchester United Football Club Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.3	Accession Deed to Secured Term Facility, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent.
4.4
Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.5
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.6
Accession Deed to Revolving Facilities Agreement, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent.

4.7	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.8
Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated June 14, 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent.
4.9	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.8).
4.10	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.11	Premier League Handbook, Season 2017/18 (included as Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 October 2017).
4.12	Premier League Handbook, Season 2018/19.
8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP, dated 28 September, 2018.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries as of 30 June 2018 and 2017 and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the three years in the period ended 30 June 2018, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the 2018 Annual Report. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

        Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

28 September 2018

        We have served as the Company's or its predecessors auditor since 2001.

Consolidated income statement

		Year ended 30 June
	Note	2018 £'000	2017 £'000	2016 £'000
Revenue	4	590,022	581,204	515,345
Operating expenses	5	(564,006)	(511,315)	(436,709)
Profit/(loss) on disposal of intangible assets	8	18,119	10,926	(9,786)

Operating profit		44,135	80,815	68,850

Finance costs		(24,233)	(25,013)	(20,459)
Finance income		6,195	736	442

Net finance costs	9	(18,038)	(24,277)	(20,017)

Profit on ordinary activities before tax		26,097	56,538	48,833
Tax expense	10	(63,367)	(17,361)	(12,462)

(Loss)/profit for the year		(37,270)	39,177	36,371

(Loss)/earnings per share during the year
Basic (loss)/earnings per share (pence)	11	(22.70)	23.88	22.19
Diluted (loss)/earnings per share (pence)(1)	11	(22.70)	23.82	22.13

(1)
For the year ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

See accompanying notes to the consolidated financial statements.

Consolidated statement of comprehensive income

	Year ended 30 June
	2018 £'000	2017 £'000	2016 £'000
(Loss)/profit for the year	(37,270)	39,177	36,371

Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Cash flow hedges (note 31.2)	25,878	1,946	(58,025)
Tax (expense)/credit relating to cash flow hedges (note 31.2)	(21,892)	(681)	20,307

Other comprehensive income/(loss) for the year, net of tax	3,986	1,265	(37,718)

Total comprehensive (loss)/income for the year	(33,284)	40,442	(1,347)

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet

		As of 30 June
	Note	2018 £'000	2017 £'000
ASSETS
Non-current assets
Property, plant and equipment	13	245,401	244,738
Investment property	14	13,836	13,966
Intangible assets	15	799,640	717,544
Derivative financial instruments	18	4,807	1,666
Trade and other receivables	19	4,724	15,399
Tax receivable		547	—
Deferred tax asset	25	63,974	142,107

		1,132,929	1,135,420

Current assets
Inventories	16	1,416	1,637
Derivative financial instruments	18	1,159	3,218
Trade and other receivables	19	168,060	103,732
Tax receivable		800	—
Cash and cash equivalents	20	242,022	290,267

		413,457	398,854

Total assets		1,546,386	1,534,274

See accompanying notes to the consolidated financial statements.

Consolidated balance sheet (Continued)

		As of 30 June
	Note	2018 £'000	2017 £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53
Share premium		68,822	68,822
Merger reserve		249,030	249,030
Hedging reserve		(27,738)	(31,724)
Retained earnings		135,099	191,436

Total equity		425,266	477,617

Non-current liabilities
Derivative financial instruments	18	—	655
Trade and other payables	23	104,271	83,587
Borrowings	24	486,694	497,630
Deferred revenue		37,085	39,648
Deferred tax liabilities	25	28,559	20,828

		656,609	642,348

Current liabilities
Derivative financial instruments	18	—	1,253
Tax liabilities		3,874	9,772
Trade and other payables	23	267,996	190,315
Borrowings	24	9,074	5,724
Deferred revenue		183,567	207,245

		464,511	414,309

Total equity and liabilities		1,546,386	1,534,274

See accompanying notes to the consolidated financial statements.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2015	52	68,822	249,030	4,729	155,285	477,918

Profit for the year	—	—	—	—	36,371	36,371
Cash flow hedges	—	—	—	(58,025)	—	(58,025)
Tax credit relating to cash flow hedges	—	—	—	20,307	—	20,307

Total comprehensive (loss)/income for the year	—	—	—	(37,718)	36,371	(1,347)
Equity-settled share-based payments (note 22)	—	—	—	—	1,795	1,795
Dividends paid (note 12)	—	—	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	249,030	(32,989)	173,367	458,282

Profit for the year	—	—	—	—	39,177	39,177
Cash flow hedges	—	—	—	1,946	—	1,946
Tax expense relating to cash flow hedges	—	—	—	(681)	—	(681)

Total comprehensive income for the year	—	—	—	1,265	39,177	40,442
Equity-settled share-based payments (note 22)	—	—	—	—	2,187	2,187
Dividends paid (note 12)	—	—	—	—	(23,295)	(23,295)
Proceeds from shares issued (note 21)	1	—	—	—	—	1

Balance at 30 June 2017	53	68,822	249,030	(31,724)	191,436	477,617

Loss for the year	—	—	—	—	(37,270)	(37,270)
Cash flow hedges	—	—	—	25,878	—	25,878
Tax expense relating to cash flow hedges	—	—	—	(21,892)	—	(21,892)

Total comprehensive income/(loss) for the year	—	—	—	3,986	(37,270)	(33,284)
Equity-settled share-based payments (note 22)	—	—	—	—	2,915	2,915
Dividends paid (note 12)	—	—	—	—	(21,982)	(21,982)

Balance at 30 June 2018	53	68,822	249,030	(27,738)	135,099	425,266

        Movements on the hedging reserve are provided in note 31.2.

See accompanying notes to the consolidated financial statements.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2018 £'000	2017 £'000	2016 £'000
Cash flows from operating activities
Cash generated from operations	26	119,604	251,759	200,864
Interest paid		(18,904)	(19,523)	(13,219)
Interest received		1,187	736	487
Tax paid		(6,637)	(5,312)	(2,040)

Net cash generated from operating activities		95,250	227,660	186,092

Cash flows from investing activities
Payments for property, plant and equipment		(13,260)	(8,373)	(5,101)
Proceeds from sale of property, plant and equipment		81	—	19
Payments for investment property		—	(641)	—
Payments for intangible assets(1)		(154,955)	(193,825)	(138,095)
Proceeds from sale of intangible assets(1)		46,865	51,871	38,357

Net cash used in investing activities		(121,269)	(150,968)	(104,820)

Cash flows from financing activities
Repayment of borrowings		(419)	(395)	(371)
Dividends paid		(21,982)	(23,295)	(20,084)

Net cash used in financing activities		(22,401)	(23,690)	(20,455)

Net (decrease)/increase in cash and cash equivalents		(48,420)	53,002	60,817
Cash and cash equivalents at beginning of year		290,267	229,194	155,752
Exchange gains on cash and cash equivalents		175	8,071	12,625

Cash and cash equivalents at end of year	20	242,022	290,267	229,194

(1)
Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players' and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 15. Trade payables in relation to the acquisition of registrations at the balance sheet date are provided in note 23. Trade receivables in relation to the disposal of registrations at the balance sheet date are provided in note 19.

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

        These financial statements were approved by the board of directors on 28 September 2018.

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

2.1.1  Changes in accounting policy and disclosures

a)    New standards, amendments and interpretations

        No new standards, amendments or interpretations, effective for the first time for the financial year beginning on or after 1 July 2017, have had a material impact on the consolidated financial statements of the Group.

b)    New standards, amendments and interpretations not yet adopted

        A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 July 2017, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Group, except as set out below.

  •
  IFRS 9, "Financial instruments", addresses the classification, measurement and recognition of financial assets and financial liabilities. The impact of IFRS 9 has been assessed and the new

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

    standard does not have a significant effect on the classification and measurement of financial assets and financial liabilities. IFRS 9 also introduces the expected credit losses model for the recognition of financial asset impairment which replaces the incurred loss model of IAS 39. Management does not expect a significant change to the recognition of impairments under the new standard. In addition, the Group's current hedge relationships will qualify as continuing hedges upon the adoption of IFRS 9. The new standard also introduces expanded disclosure requirements and changes in presentation. These will change the nature and extent of the Group's disclosures about its financial instruments particularly in the year of adoption of the new standard. The Group will adopt IFRS 9 from 1 July 2018.

  •
  IFRS 15, "Revenue from contracts with customers", deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows from an entity's contracts with customers. The standard replaces IAS 18, "Revenue" and IAS 11, "Construction Contracts" and related interpretations. The impact of IFRS 15 has been assessed by management including a thorough review of existing contractual arrangements. IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation. Such guidance was not present in IAS 18 and therefore treatment was open to interpretation. As a result of the specific guidance in IFRS 15, revenue on certain commercial contracts will be recognized earlier under the new standard. The directors estimate that the opening balance sheet adjustment on 1 July 2018 will be to increase net assets by £1.8 million. The Group will adopt IFRS 15 from 1 July 2018 and will apply the standard retrospectively to each prior reporting period presented.

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

2.3   Segment reporting

        The Group has one reportable segment, being the operation of a professional football club. The Chief Operating Decision Maker (being the board of directors and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains financial information, being the Consolidated income statement, Consolidated balance sheet and Consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment property, however, this is not considered to be a material business segment and is therefore not reported as such.

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

d)    Exchange rates

        The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2018	2017	2016	2018	2017	2016
Euro	1.1309	1.1379	1.2009	1.1327	1.1663	1.3363
US Dollar	1.3194	1.2988	1.3332	1.3465	1.2774	1.4774

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

        Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group's share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.

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

        For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each balance sheet date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognized in profit or loss for the year.

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

        Loyalty fees are bonuses which are paid to players and key football management staff either at the beginning of a renewed contract or in installments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the individual to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in arrears in equal annual installments over the term of the contract. These are paid at the beginning of the next financial year and the related charge is recognized within operating expenses in the income statement on a straight-line basis over the current financial year.

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

e)     Impairment

        Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance recovery) cannot generate cash flows on their own. While management does not consider any individual can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group's best estimate of the individual's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

2.16 Intangible assets—other

        Other intangible assets comprise website, mobile applications and trademark registration costs and are initially measured at cost and are subsequently carried at cost less accumulated amortization and any provision for impairment.

        Amortization is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

Website and mobile applications	3 years
Trademark registrations	10 years

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

        The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. The gain or loss relating to any ineffective portion is recognized in the income statement immediately.

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

c)     Intangible assets—registrations

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's and key football management staff registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2018 is disclosed in note 29.2.

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

3.2   Critical judgments in applying the entity's accounting policies

        The Group does not believe that there are currently any significant accounting judgments.

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

Notes to the consolidated financial statements (Continued)

4 Segment information (Continued)

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2018 £'000	2017 £'000	2016 £'000
Commercial	276,099	275,471	268,318
Broadcasting	204,137	194,098	140,440
Matchday	109,786	111,635	106,587

	590,022	581,204	515,345

        Revenue derived from entities accounting for more than 10% of revenue in either 2018, 2017 or 2016 were as follows:

	2018 £'000	2017 £'000	2016 £'000
Premier League	155,932	147,875	99,767
adidas	79,015	79,214	72,746
General Motors (Chevrolet)	<10%	59,396	58,896

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

5 Operating expenses

	2018 £'000	2017 £'000	2016 £'000
Employee benefit expense (note 7)	(295,935)	(263,464)	(232,242)
Operating lease costs	(1,785)	(2,316)	(2,392)
Auditors' remuneration: audit of parent company and consolidated financial statements	(28)	(27)	(26)
Auditors' remuneration: audit of the Company's subsidiaries	(472)	(476)	(436)
Auditors' remuneration: tax compliance services	(212)	(392)	(690)
Auditors' remuneration: other services	(184)	(456)	(143)
Foreign exchange (losses)/gains	(994)	(2,646)	7,760
Gain/(loss) on disposal of property, plant and equipment	81	(43)	(126)
Depreciation—property, plant and equipment (note 13)	(10,625)	(10,106)	(9,967)
Depreciation—investment property (note 14)	(130)	(122)	(112)
Amortization (note 15)	(138,380)	(124,434)	(88,009)
Sponsorship, other commercial and broadcasting costs	(25,907)	(28,491)	(21,043)
External matchday costs	(24,193)	(26,892)	(22,244)
Property costs	(21,620)	(19,329)	(19,180)
Other operating expenses (individually less than £10,000,000)	(41,705)	(36,874)	(32,724)
Exceptional items (note 6)	(1,917)	4,753	(15,135)

	(564,006)	(511,315)	(436,709)

Notes to the consolidated financial statements (Continued)

6 Exceptional items

	2018 £'000	2017 £'000	2016 £'000
Football League pension scheme deficit (note 30)	(1,917)	—	—
Impairment reversal/(charge)—registrations (note 15)	—	4,753	(6,693)
Compensation paid for loss of office	—	—	(8,442)

	(1,917)	4,753	(15,135)

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation at 31 August 2017.

        A registrations impairment charge amounting to £6,693,000 was originally made in the year ended 30 June 2016 in respect of a player who was no longer considered to be a member of the first team playing squad. This impairment was reversed during the year ended 30 June 2017 as the player was re-established as a member of the first team playing squad. The reversal was calculated to increase the carrying value of the player's registration to the value that would have been recognized had the original impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

        Compensation paid for loss of office relates to amounts payable to former team managers and certain members of the coaching staff.

7 Employees

7.1   Employee benefit expense and average number of people employed

	2018 £'000	2017 £'000	2016 £'000
Wages and salaries (including bonuses)	(255,637)	(229,605)	(202,982)
Social security costs	(31,396)	(27,334)	(23,499)
Share-based payments (note 22)	(6,216)	(4,090)	(3,334)
Pension costs—defined contribution schemes (note 30.2)	(2,686)	(2,435)	(2,427)

	(295,935)	(263,464)	(232,242)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 30.

Notes to the consolidated financial statements (Continued)

7 Employees (Continued)

        The average number of employees during the year, including directors, was as follows:

	2018 Number	2017 Number	2016 Number
By activity:
Football—players	81	74	74
Football—technical and coaching	165	136	94
Commercial	121	120	111
Media	87	90	94
Administration and other	468	445	426

Average number of employees	922	865	799

        The Group also employs approximately 3,858 temporary staff on match days (2017: 2,053; 2016: 2,124), the costs of which are included in the employee benefit expense above.

7.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Football Club Limited. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2018 £'000	2017 £'000	2016 £'000
Short-term employee benefits	(7,620)	(8,601)	(7,908)
Share-based payments	(5,275)	(3,654)	(3,131)
Post-employment benefits	(20)	(71)	(70)

	(12,915)	(12,326)	(11,109)

8 Profit/(loss) on disposal of intangible assets

	2018 £'000	2017 £'000	2016 £'000
Profit/(loss) on disposal of registrations	14,709	9,876	(9,786)
Player loan income	3,410	1,050	—

	18,119	10,926	(9,786)

Notes to the consolidated financial statements (Continued)

9 Net finance costs

	2018 £'000	2017 £'000	2016 £'000
Interest payable on bank loans and overdrafts	(1,458)	(1,502)	(1,381)
Interest payable on secured term loan facility and senior secured notes	(17,567)	(18,784)	(17,306)
Amortization of issue costs on secured term loan facility and senior secured notes	(627)	(608)	(544)
Foreign exchange gains/(losses) on retranslation of unhedged US dollar borrowings	—	1,816	(4,136)
Unwinding of discount relating to registrations	(3,492)	(2,401)	(2,380)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(1,089)	(3,534)	5,288

Total finance costs	(24,233)	(25,013)	(20,459)

Foreign exchange gains on retranslation of unhedged US dollar borrowings	4,952	—	—
Interest receivable on short-term bank deposits	1,243	736	442

Total finance income	6,195	736	442

Net finance costs	(18,038)	(24,277)	(20,017)

10 Tax expense

	2018 £'000	2017 £'000	2016 £'000
Current tax:
Current tax on (loss)/profit for the year	(1,809)	(19,722)	(4,633)
Adjustment in respect of previous years	2,590	(2,651)	(2,476)
Foreign tax	(723)	(2,103)	(1,279)

Total current tax credit/(expense)	58	(24,476)	(8,388)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(9,225)	(3,371)	(3,879)
Adjustment in respect of previous years	(1,909)	1,782	5,039
Impact of change in US federal corporate income tax rate on opening balance(1)	(48,832)	—	—

Total US deferred tax (expense)/credit (note 25)	(59,966)	(1,589)	1,160

UK deferred tax:
Origination and reversal of temporary differences	(3,701)	6,171	(5,258)
Adjustment in respect of previous years	242	938	(2,687)
Impact of change in UK corporation tax rate	—	1,595	2,711

Total UK deferred tax (expense)/credit (note 25)	(3,459)	8,704	(5,234)

Total deferred tax (expense)/credit	(63,425)	7,115	(4,074)

Total tax expense	(63,367)	(17,361)	(12,462)

Notes to the consolidated financial statements (Continued)

10 Tax expense (Continued)

        A reconciliation of the total tax expense is as follows:

	2018 £'000	2017 £'000	2016 £'000
Profit before tax	26,097	56,538	48,833

Profit before tax multiplied by weighted average US federal corporate income tax rate of 28.0% (2017: 35.0%; 2016: 35.0%)	(7,307)	(19,789)	(17,092)
Tax effects of:
Adjustment in respect of previous years	923	69	(124)
Difference in tax rates on non-US operations	491	244	(612)
Foreign exchange gains on US dollar denominated tax basis	238	2,362	5,755
Expenses not deductible for tax purposes	(648)	(247)	(389)
Impact of change in US federal corporate income tax rate on opening balance(1)	(48,832)	—	—
Re-measurement of unrealized foreign exchange US deferred tax asset(2)	(8,795)	—	—
Re-measurement of foreign tax credit US deferred tax asset(3)	1,637	—	—
One time mandatory US tax charge	(1,074)	—	—

Total tax expense	(63,367)	(17,361)	(12,462)

(1)
The current year deferred tax expense includes a non-cash, tax accounting write-off of £48.8 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21% which necessitated re-measurement of the existing US deferred tax position in the period to 31 December 2017.

(2)
It is no longer deemed probable that the cumulative unrealized foreign exchange loss arising on USD denominated debt will be deductible for US tax purposes when realized. The associated deferred tax asset was therefore derecognized resulting in a non-cash tax charge of £8.8 million in the year.

(3)
The deferred tax asset associated with foreign tax credits is continuously re-measured. This has resulted in a write back of £1.6 million in the year.

        In addition to the amount recognized in the income statement, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2018 £'000	2017 £'000	2016 £'000
Current tax	—	16,251	1,466
US deferred tax (note 25)	(17,620)	(1,764)	10,660
UK deferred tax (note 25)	(4,272)	(15,168)	8,181

Total tax (expense)/credit recognized in other comprehensive income	(21,892)	(681)	20,307

Notes to the consolidated financial statements (Continued)

11 (Loss)/earnings per share

(a)   Basic

        Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year by the weighted average number of ordinary shares in issue during the year.

	2018	2017	2016
Class A ordinary shares (thousands)	40,195	40,025	39,890
Class B ordinary shares (thousands)	124,000	124,000	124,000

	164,195	164,025	163,890

(Loss)/profit attributable to owners of the parent (£'000)	(37,270)	39,177	36,371
Basic (loss)/earnings per share (pence)	(22.70)	23.88	22.19

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

	2018	2017	2016
Class A ordinary shares (thousands)	40,195	40,025	39,890
Adjustment for assumed conversion into Class A ordinary shares (thousands)	415	468	429
Class B ordinary shares (thousands)	124,000	124,000	124,000

	164,610	164,493	164,319

(Loss)/profit attributable to owners of the parent (£'000)	(37,270)	39,177	36,371
Diluted (loss)/earnings per share (pence)(1)	(22.70)	23.82	22.13

(1)
For the year ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

12 Dividends

        Dividends paid in the year were $29,555,000 (2017: $29,525,000; 2016: $29,501,000) equivalent to $0.18 (2017: $0.18; 2016: $0.18) per share. The pounds sterling equivalents were £21,982,000 (2017: £23,295,000; 2016: £20,084,000) equivalent to £0.13 (2017: £0.14; 2016: £0.12) per share.

Notes to the consolidated financial statements (Continued)

13 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
At 1 July 2016
Cost	269,369	36,728	43,809	349,906
Accumulated depreciation	(43,443)	(32,487)	(28,262)	(104,192)

Net book amount	225,926	4,241	15,547	245,714

Year ended 30 June 2017
Opening net book amount	225,926	4,241	15,547	245,714
Additions	3	1,578	7,592	9,173
Disposals	—	(7)	(36)	(43)
Depreciation charge	(3,301)	(2,427)	(4,378)	(10,106)

Closing net book amount	222,628	3,385	18,725	244,738

At 30 June 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)

Net book amount	222,628	3,385	18,725	244,738

Year ended 30 June 2018
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	2,605	8,706	11,311
Disposals	(5)	—	(18)	(23)
Depreciation charge	(3,288)	(1,821)	(5,516)	(10,625)

Closing net book amount	219,335	4,169	21,897	245,401

At 30 June 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)

Net book amount	219,335	4,169	21,897	245,401

        Freehold property primarily comprises the Old Trafford stadium and the Aon Training Complex.

        Property, plant and equipment with a net book amount of £205,388,000 (2017: £199,990,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 24).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

Notes to the consolidated financial statements (Continued)

14 Investment property

£'000
At 1 July 2016
Cost	19,128
Accumulated depreciation and impairment	(5,681)

Net book amount	13,447

Year ended 30 June 2017
Opening net book amount	13,447
Additions	641
Depreciation charge	(122)

Closing net book amount	13,966

At 30 June 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)

Net book amount	13,966

Year ended 30 June 2018
Opening net book amount	13,966
Depreciation charge	(130)

Closing net book amount	13,836

At 30 June 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)

Net book amount	13,836

        Investment property was externally valued as of 30 June 2018 in accordance with the Royal Institution of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014. The valuation supported the carrying amount as of 30 June 2018 and consequently there were no changes to the net book value. The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment property is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 31.4). The fair value of investment property as of 30 June 2018 was £16,450,000 (2017: £14,868,000).

        The property rental revenue earned by the Group from its investment property amounted to £1,371,000 (2017: £1,260,000; 2016: £1,336,000). Direct operating expenses arising on investment property, all of which generated rental income, in the year amounted to £182,000 (2017: £679,000; 2016: £652,000). The future aggregate minimum rentals receivable under non-cancellable operating leases are disclosed in note 28.2.

        Investment property with a net book amount of £6,630,000 (2017: £6,660,000) has been pledged to secure the secured bank loan borrowings of the Group (see note 24).

        As of 30 June 2018, the Group had no contractual obligations to purchase, construct or develop investment property (2017: £nil). As of 30 June 2018, the Group had no material contractual obligations for repairs, maintenance or enhancements to investment property (2017: not material).

Notes to the consolidated financial statements (Continued)

15 Intangible assets

	Goodwill £'000	Registrations £'000	Other £'000	Total £'000
At 1 July 2016
Cost	421,453	511,893	2,766	936,112
Accumulated amortization	—	(270,169)	(309)	(270,478)

Net book amount	421,453	241,724	2,457	665,634

Year ended 30 June 2017
Opening net book amount	421,453	241,724	2,457	665,634
Additions	—	205,091	3,853	208,944
Disposals	—	(37,353)	—	(37,353)
Amortization charge	—	(123,695)	(739)	(124,434)
Reversal of impairment (note 6)	—	4,753	—	4,753

Closing book amount	421,453	290,520	5,571	717,544

At 30 June 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)

Net book amount	421,453	290,520	5,571	717,544

Year ended 30 June 2018
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	243,182	4,495	247,677
Disposals	—	(27,201)	—	(27,201)
Amortization charge	—	(136,993)	(1,387)	(138,380)

Closing book amount	421,453	369,508	8,679	799,640

At 30 June 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)

Net book amount	421,453	369,508	8,679	799,640

Impairment tests for goodwill

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005. Goodwill is not subject to amortization and is tested annually for impairment (normally at the end of the third fiscal quarter) or more frequently if events or changes in circumstances indicate a potential impairment.

        An impairment test has been performed on the carrying value of goodwill based on value-in-use calculations. The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.5% (2017: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Notes to the consolidated financial statements (Continued)

15 Intangible assets (Continued)

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.8% (2017: 8.6%) for each period, and certain assumptions around progression in domestic and UEFA competitions, and registrations capital expenditure.

        Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 1%;

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

Registrations

        The unamortized balance of existing registrations as of 30 June 2018 was £369.5 million, of which £138.5 million is expected to be amortized in the year ended 30 June 2019. The remaining balance is expected to be amortized over the four years to 30 June 2023. This does not take into account player additions after 30 June 2018, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2018, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Other intangible assets

        Other intangible assets comprise website, mobile applications and trademark registration costs. Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2018 was £1,412,000 and £39,000 respectively (2017: £1,026,000 and £nil respectively).

        Capital commitments at the balance sheet date are disclosed in note 29.1.

16 Inventories

	2018 £'000	2017 £'000
Finished goods	1,416	1,637

        The cost of inventories recognized as an expense and included in operating expenses for the year amounted to £8,450,000 (2017: £8,598,000; 2016: £7,228,000).

        Reversal/write-down of inventories to net realizable value amounted to a reversal of £4,000 (2017: reversal of £173,000; 2016: write-down of £177,000;). These were recognized as a credit (reversal) or expense (write-down) during the year and included in operating expenses.

Notes to the consolidated financial statements (Continued)

17 Financial instruments by category

	Note	2018 £'000	2017 £'000
Assets as per balance sheet
Derivatives used for hedging:
Derivative financial instruments	18	4,490	—
At fair value through profit and loss:
Derivative financial instruments	18	1,476	4,884
Loans and receivables:
Trade and other receivables excluding prepayments(1)	19	161,922	105,631
Cash and cash equivalents	20	242,022	290,267

		409,910	400,782

Liabilities as per balance sheet
Derivatives used for hedging:
Derivative financial instruments	18	—	655
At fair value through profit and loss:
Derivative financial instruments	18	—	1,253
Other financial liabilities at amortized cost:
Trade and other payables excluding social security and other taxes(2)	23	354,350	255,779
Borrowings	24	495,768	503,354

		850,118	761,041

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

Notes to the consolidated financial statements (Continued)

18 Derivative financial instruments

	2018		2017
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Derivatives used for hedging:
Interest rate swaps	4,490	—	—	(655)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	624	—	1,714	—
Forward foreign exchange contracts	852	—	3,170	(1,253)

	5,966	—	4,884	(1,908)

Less non-current portion:
Derivatives used for hedging:
Interest rate swaps	4,490	—	—	(655)
Derivatives at fair value through profit or loss:
Embedded foreign exchange derivatives	317	—	855	—
Forward foreign exchange contracts	—	—	811	—

Non-current derivative financial instruments	4,807	—	1,666	(655)

Current derivative financial instruments	1,159	—	3,218	(1,253)

        The ineffective portion recognized in profit or loss that arises from cash flow hedges amounts to £nil (2017: £nil).

        Further details of derivative financial instruments are provided in note 31.

19 Trade and other receivables

	2018 £'000	2017 £'000
Trade receivables	133,505	90,719
Less: provision for impairment of trade receivables	(9,708)	(14,113)

Net trade receivables	123,797	76,606
Other receivables	107	270
Accrued revenue	38,018	28,755

	161,922	105,631
Prepayments	10,862	13,500

	172,784	119,131

Less: non-current portion:
Trade receivables	4,724	15,399

Non-current trade and other receivables	4,724	15,399

Current trade and other receivables	168,060	103,732

        Net trade receivables include transfer fees receivable from other football clubs of £29,214,000 (2017: £46,343,000) of which £4,724,000 (2017: £15,399,000) is receivable after more than one year. Net trade receivables also include £77,357,000 (2017: £26,241,000) of deferred revenue that is contractually

Notes to the consolidated financial statements (Continued)

19 Trade and other receivables (Continued)

payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as deferred revenue liabilities.

        Information about the impairment of trade and other receivables, their credit quality and the Group's exposure to foreign currency risk, interest rate risk and credit risk can be found in note 31.

        The fair value of net trade receivables as at 30 June 2018 was £124,050,000 (2017: £77,351,000) before discounting of cash flows. The fair value of other receivables is not materially different to their carrying amount.

20 Cash and cash equivalents

	2018 £'000	2017 £'000
Cash at bank and in hand	242,022	290,267

        Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2016	164,025	52
Employee share-based compensation awards—issue of shares	170	1

At 30 June 2017	164,195	53
Employee share-based compensation awards—issue of shares	331	—

At 30 June 2018	164,526	53

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

        As of 30 June 2018, the Company's issued share capital comprised 40,526,390 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Notes to the consolidated financial statements (Continued)

22 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 shares of our Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,115,703 remain available for issuance.

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

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2017	295,913
Awarded	121,408
Forfeited	(2,532)
Vested	(331,636)

At 30 June 2018	83,153

        The fair value of the shares awarded during the year was $20.42 (£15.48) per share.

        For the year ended 30 June 2018 the Group recognized total expenses related to equity-settled share-based payment transactions of £2,915,000 (2017: £2,187,000; 2016: £1,795,000) and total expenses related to cash-settled share-based payment transactions of £3,301,000 (2017: £1,903,000; 2016: £1,539,000).

Notes to the consolidated financial statements (Continued)

23 Trade and other payables

	2018 £'000	2017 £'000
Trade payables	266,316	191,359
Other payables	4,754	3,258
Accrued expenses	83,280	61,162

	354,350	255,779
Social security and other taxes	17,917	18,123

	372,267	273,902

Less: non-current portion:
Trade payables	102,067	82,866
Other payables	2,204	721

Non-current trade and other payables	104,271	83,587

Current trade and other payables	267,996	190,315

        Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £258,316,000 (2017: £179,133,000) of which £102,067,000 (2017: £82,866,000) is due after more than one year. Of the amount due after more than one year, £65,495,000 (2017: £76,821,000) is expected to be paid between 1 and 2 years, and the balance of £36,572,000 (2017: £6,045,000) is expected to be paid between 2 and 5 years.

        Accrued expenses include £4,795,000 (2017: £3,274,000) related to share-based payment transactions expected to be cash-settled.

        The fair value of trade payables as at 30 June 2018 was £270,548,000 (2017: £194,052,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

24 Borrowings

	2018 £'000	2017 £'000
Senior secured notes	318,347	323,113
Secured term loan facility	168,347	170,767
Secured bank loan	3,750	4,169
Accrued interest on senior secured notes	5,324	5,305

	495,768	503,354

Less: non-current portion:
Senior secured notes	318,347	323,113
Secured term loan facility	168,347	170,767
Secured bank loan	—	3,750

Non-current borrowings	486,694	497,630

Current borrowings	9,074	5,724

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

        The senior secured notes of £318,347,000 (2017: £323,113,000) is stated net of unamortized issue costs amounting to £3,770,000 (2017: £4,112,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2017: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

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

        The senior secured notes were originally issued by MU Finance plc (now known as MU Finance Limited), and were novated to Manchester United Football Club Limited on 14 June 2018. The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited (formerly known as MU Finance plc) and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are all wholly owned subsidiaries of Manchester United plc.

        The secured term loan facility of £168,347,000 (2017: £170,767,000) is stated net of unamortized issue costs amounting to £2,185,000 (2017: £2,470,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2017: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 June 2025, although the Group has the option to repay the secured term loan facility at any time.

        The secured term loan facility was originally provided to MU Finance plc (now known as MU Finance Limited), and was novated to Manchester United Football Club Limited on 14 June 2018. The secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited (formerly known as MU Finance plc) and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are all wholly owned subsidiaries of Manchester United plc.

        The secured bank loan of £3,750,000 (2017: £4,169,000) comprises a bank loan within Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, that attracts interest of LIBOR + 1% per annum. £106,000 (2017: £525,000) is repayable in quarterly installments through to July 2018, with the remaining balance of £3,644,000 (2017: £3,644,000) being re-payable at par on 9 July 2018. The loan is secured by way of a first legal charge over a Group investment property, known as the Manchester International Freight Terminal, and the loan is also guaranteed by Manchester United Limited.

        The Group also has an undrawn committed revolving borrowing facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 26 June 2021 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2018 or 2017.

        The Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants, including a financial maintenance

Notes to the consolidated financial statements (Continued)

24 Borrowings (Continued)

covenant that requires the Group to maintain a consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, registrations, exceptional items, net finance costs and tax ("EBITDA") of not less than £65 million for each 12 month testing period, as well as customary covenants, including (but not limited to) restrictions on incurring additional indebtedness; paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens. As of 30 June 2018, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

        The following tables provide a reconciliation of the movement in the Group's net debt.

	At 1 July 2017 £'000	Cash flows £'000	Non-cash movements £'000	At 30 June 2018 £'000
Non-current borrowings	497,630	—	(10,936)	486,694
Current borrowings	5,724	(17,083)	20,433	9,074
Less: cash and cash equivalents	(290,267)	48,420	(175)	(242,022)

	213,087	31,337	9,322	253,746

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

Notes to the consolidated financial statements (Continued)

25 Deferred tax

        Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2018 £'000	2017 £'000
US deferred tax assets	(63,974)	(142,107)
UK deferred tax liabilities	28,559	20,828

At 30 June	(35,415)	(121,279)

        The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2018 £'000	2017 £'000
At 1 July	(121,279)	(131,096)
Expensed/(credited) to income statement (note 10)	63,425	(7,115)
Expensed to other comprehensive income	21,892	16,932
Reclassification to tax receivable	547	—

At 30 June	(35,415)	(121,279)

        The current year reclassification to tax receivable relates to alternative minimum tax payable which prior to the US tax reform was expected to be offset against future US tax liabilities. Following US tax reform (substantively enacted on 22 December 2017) this is now expected to be repaid to the Group.

        The movement in US net deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Unrealized foreign exchange and derivative movements £'000	Intangible assets £'000	Deferred revenue £'000	Other(1) £'000	Total £'000
At 1 July 2016	(26,776)	(21,658)	(27,838)	(60,591)	(5,163)	(3,434)	(145,460)
(Credited)/expensed to income statement (note 10)	(14,354)	20,588	(5,702)	13,344	(10,296)	(1,991)	1,589
Expensed to other comprehensive income (note 10)	1,083	—	681	—	—	—	1,764

At 30 June 2017	(40,047)	(1,070)	(32,859)	(47,247)	(15,459)	(5,425)	(142,107)
Expensed/(credited) to income statement (note 10)	13,504	(2,096)	11,931	26,026	7,732	2,869	59,966
(Credited)/expensed to other comprehensive income (note 10)	(4,271)	(233)	22,124	—	—	—	17,620
Reclassification to tax receivable	—	—	—	—	—	547	547

At 30 June 2018	(30,814)	(3,399)	1,196	(21,221)	(7,727)	(2,009)	(63,974)

(1)
The "Other" deferred tax asset balance of £2,009,000 primarily comprises bad debt provision not allowed until written off of £2,017,000, provisions not allowed until paid of £3,747,000, and upwards revaluation of tax bases of real estate at the time of the IPO in 2012 of £2,830,000, partially offset by temporary differences arising on depreciation of £6,704,000.

Notes to the consolidated financial statements (Continued)

25 Deferred tax (Continued)

        Deferred tax assets are recognized only to the extent that it is probable that there will be sufficient future taxable profits available against which temporary differences can be utilized. There is an unrecognized deferred tax asset of £19,610,000 as at 30 June 2018 (2017: £nil) in respect of foreign tax credits in the US.

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other(1) £'000	Total £'000
At 1 July 2016	684	3,258	12,605	14,829	(1,795)	(15,217)	14,364
Expensed/(credited) to income statement (note 10)	152	1,918	(704)	(1,253)	1,768	(10,585)	(8,704)
Expensed to other comprehensive income (note 10)	—	—	—	—	—	15,168	15,168

At 30 June 2017	836	5,176	11,901	13,576	(27)	(10,634)	20,828
(Credited)/expensed to income statement (note 10)	(31)	2,213	(3)	(429)	(85)	1,794	3,459
Expensed to other comprehensive income (note 10)	—	—	—	—	—	4,272	4,272

At 30 June 2018	805	7,389	11,898	13,147	(112)	(4,568)	28,559

(1)
The "Other" deferred tax asset balance of £4,568,000 primarily comprises losses carried forward arising from UK tax legislation introduced during the year ended 30 June 2017.

        Deferred tax assets are recognized on losses carried forward only to the extent that it is probable that they will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilised. At 30 June 2018 the Group had no unrecognized UK deferred tax assets (2017: £nil).

Notes to the consolidated financial statements (Continued)

26 Cash generated from operations

	Notes	2018 £'000	2017 £'000	2016 £'000
Profit before tax		26,097	56,538	48,833
Adjustments for:
Depreciation	13, 14	10,755	10,228	10,079
Impairment (reversal)/charge	6	—	(4,753)	6,693
Amortization	15	138,380	124,434	88,009
(Profit)/loss on disposal of intangible assets		(18,119)	(10,926)	9,786
Net finance costs		18,038	24,277	20,017
(Profit)/loss on disposal of property, plant and equipment		(81)	43	126
Equity-settled share-based payments	22	2,915	2,187	1,795
Foreign exchange losses/(gains) on operating activities		994	2,646	(7,660)
Reclassified from hedging reserve		14,395	4,765	1,382
Changes in working capital:
Inventories		221	(711)	(926)
Trade and other receivables(1)		(72,027)	17,525	(31,741)
Trade and other payables and deferred revenue(1)		(1,964)	25,506	54,471

Cash generated from operations		119,604	251,759	200,864

(1)
These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:

•
an increase in changes to trade and other receivables of £18,374,000 (2017: reduction of £3,224,000; 2016: reduction of £20,676,000); and

•
an increase in changes to trade and other payables and deferred revenue of £74,088,000 (2017: reduction of £26,428,000; 2016: reduction of £26,838,000).

27 Contingencies

        At 30 June 2018, the Group had no material contingent liabilities in respect of legal claims arising in the ordinary course of business. Contingent fees are disclosed in note 29.2.

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

	2018 £'000	2017 £'000
No later than 1 year	1,756	2,256
Later than 1 year and no later than 5 years	2,739	4,557
Later than 5 years	3,866	3,968

	8,361	10,781

28.2 The group as lessor

        The Group leases out its investment properties. The future aggregate minimum rentals receivable under non-cancellable operating leases are as follows:

	2018 £'000	2017 £'000
No later than 1 year	1,278	1,257
Later than 1 year and no later than 5 years	2,866	4,617
Later than 5 years	9,550	9,929

	13,694	15,803

29 Capital commitments and contingent fees

29.1 Capital commitments

        As of 30 June 2018, the Group had capital commitments relating to property, plant and equipment amounting to £4.1 million (2017: £6.8 million) and to other intangible assets amounting to £nil (2017: £nil).

29.2 Contingent fees

        Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Company considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £66,411,000 (2017: £44,633,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2017: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the income statement

Notes to the consolidated financial statements (Continued)

29 Capital commitments and contingent fees (Continued)

(2017: no material impact). As of 30 June 2018 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	46,827	8,194	55,021
International appearances	11,343	47	11,390

	58,170	8,241	66,411

        As of 30 June 2017 the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	26,845	6,453	33,298
International appearances	11,288	47	11,335

	38,133	6,500	44,633

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2018, the amount of such receipt considered to be probable was £2.4 million (2017: £0.8 million).

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

        The last triennial actuarial valuation of the Scheme was carried out at 31 August 2017 where the total deficit on the ongoing valuation basis was £30.4 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

Notes to the consolidated financial statements (Continued)

30 Pension arrangements (Continued)

        A charge of £1,917,000 (2017: £nil; 2016: £nil) has been made to the income statement during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

        The Group currently pays total contributions of £459,000 per annum and this amount will increase by 5% per annum from September 2019. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

        As of 30 June 2018, the present value of the Group's outstanding contributions (i.e. its future liability) is £2,638,000 (2017: £1,146,000). This amounts to £434,000 (2017: £425,000) due within one year and £2,204,000 (2017: £721,000) due after more than one year and is included within other payables.

        The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2017), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members' future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

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

30.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the income statement in the period in which they become payable and for the year ended 30 June 2018 amounted to £2,686,000 (2017: £2,435,000; 2016: £2,427,000). As at 30 June 2018, contributions of £295,000 (2017: £284,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

31 Financial risk management (Continued)

a)    Market risk

(i)    Currency risk

        The Group is exposed to the following currency risks:

  •
  Significant revenue received in Euros primarily as a result of participation in UEFA competitions. During the year ended 30 June 2018 the Group received a total of €43.4 million of revenue denominated in Euros (2017: €47.2 million; 2016: €48.1 million). The Group seeks to hedge the majority of the currency risk of this revenue either by using contracted future currency expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2018 the Group recognized a total of $164.4 million of revenue denominated in US dollars (2017: $157.9 million; 2016: $182.6 million). The currency risk on these US dollar revenues is hedged to the extent possible (see note 31.2 below).

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 24). At 30 June 2018 the secured term loan facility and senior secured notes included principal amounts of $650,000,000 (2017: $650,000,000) denominated in US dollars. The currency risk on these US dollar borrowings (net of the Group's US dollar cash balances) is hedged to the extent possible (see note 31.2 below). Interest is paid on these borrowings in US dollars.

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

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts. The following table details the forward foreign currency contracts outstanding at the balance sheet date:

	2018				2017
	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000	Average exchange rate	Foreign currency €'000	Notional value £'000	Fair value £'000
Buy Euro	1.1523	(46,000)	(39,919)	852	1.1647	(115,283)	(98,980)	3,170
Sell Euro	—	—	—	—	1.3262	10,000	7,540	(1,253)

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        The carrying amounts of the Group's material foreign currency denominated monetary assets and monetary liabilities are as follows:

	2018		2017
	Euro €'000	US Dollar $'000	Euro €'000	US Dollar $'000
Monetary assets	82,073	292,168	70,457	244,826
Monetary liabilities	(154,951)	(650,531)	(185,960)	(654,507)

	(72,878)	(358,363)	(115,503)	(409,681)

        At 30 June 2018:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £4.2 million higher (2017: £6.0 million higher).

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £5.2 million lower (2017: £7.3 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £17.8 million higher (2017: £18.6 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £21.7 million lower (2017: £22.8 million lower).

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2018 the fair value of such derivatives was a net asset of £624,000 (2017: £1,714,000).

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

        The Group manages its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Consequently, the impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. Details of the interest rate swaps committed to at the balance sheet date are provided in note 31.2 below.

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

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £123,797,000 (2017: £76,606,000), £29,214,000 (2017: £46,343,000) relates to amounts receivable from various other football clubs in relation to player trading.

        As of 30 June 2018, trade receivables of £111,912,000 (2017: £54,501,000) were neither past due nor impaired. Management considers that, based on historical information about default rates and the current strength of relationships (a number of which are recurring long term relationships) the credit quality of trade receivables that are neither past due nor impaired is good.

        As of 30 June 2018, trade receivables of £11,885,000 (2017: £22,104,000) were past due but not impaired. These relate to independent customers for whom there is no recent history of default. The ageing analysis of these trade receivables is as follows:

	2018 £'000	2017 £'000
Up to 3 months past due	11,462	20,670
Over 3 months past due	423	1,434

	11,885	22,104

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        As of 30 June 2018, trade receivables of £9,708,000 (2017: £14,113,000) were impaired and fully provided for. The ageing of these receivables, based on due date, is as follows:

	2018 £'000	2017 £'000
Up to 3 months	2,772	5,519
Over 3 months	6,936	8,594

	9,708	14,113

        Movements on the provision for impairment of trade receivables are as follows:

	2018 £'000	2017 £'000
Brought forward	14,113	6,451
Provision for receivables impairment	160	336
Receivables provided subsequently written off	(6,943)	—
Receivables offset against deferred revenue	2,591	6,807
Foreign exchange (gains)/losses on retranslation	(213)	519

Carried forward	9,708	14,113

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

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2018, the Group held cash and cash equivalents of £242,022,000 (2017: £290,267,000).

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

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	250,300	67,858	40,280	191
Borrowings	22,449	18,692	56,075	554,448

	272,749	86,550	96,355	554,639
Non-trading(2) and net settled derivative financial instruments:
cash inflow	(1,600)	(748)	(2,245)	(748)

At 30 June 2018	271,149	85,802	94,110	553,891

Trade and other payables excluding social security and other taxes(1)	172,173	71,282	14,981	—
Borrowings	19,463	22,743	37,977	601,218

	191,636	94,025	52,958	601,218
Non-trading(2) and net settled derivative financial instruments:
cash outflow	2,453	905	281	187
cash inflow	(1,253)	—	—	—

At 30 June 2017	192,836	94,930	53,239	601,405

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

        The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group's US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2018 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the income statement

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

immediately (within net finance costs). The table below details the net borrowings being hedged at the balance sheet date:

	2018 $'000	2017 $'000
USD borrowings	650,000	650,000
Hedged USD cash	(128,500)	(125,300)

Net USD debt	521,500	524,700
Hedged future USD revenues	(307,019)	(299,533)

Unhedged USD borrowings	214,481	225,167

Closing exchange rate	1.3194	1.2988

        The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the income statement immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the income statement in the same accounting period, and within the same income statement line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2018 to June 2024. The following table details the interest rate swaps at the balance sheet date that are used to hedge borrowings:

	2018	2017
Current hedged principal value of loan outstanding ($'000)	150,000	225,000
Rate received	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

        As of 30 June 2018 the fair value of the above interest rate swaps was an asset of £4,490,000 (2017: liability of £655,000).

        The Group seeks to hedge the majority of the currency risk on revenue arising as a result of participation in UEFA competitions, either by using contracted future foreign currency expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

Notes to the consolidated financial statements (Continued)

31 Financial risk management (Continued)

        Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £'000	Interest rate swap £'000	Other £'000	Total, before tax £'000	Tax £'000	Total, after tax £'000
Balance at 1 July 2015	7,383	(111)	—	7,272	(2,543)	4,729

Foreign exchange differences on hedged currency risks	(49,808)	—	—	(49,808)	—	(49,808)
Reclassified to income statement	1,382	2,665	—	4,047	—	4,047
Fair value movement	—	(12,264)	—	(12,264)	—	(12,264)
Tax impact	—	—	—	—	20,307	20,307

Movement recognized in other comprehensive loss	(48,426)	(9,599)	—	(58,025)	20,307	(37,718)

Balance at 30 June 2016	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)

Foreign exchange differences on hedged currency risks	(11,998)	—	124	(11,874)	—	(11,874)
Reclassified to income statement	5,040	—	(275)	4,765	—	4,765
Fair value movement	—	9,055	—	9,055	—	9,055
Tax impact	—	—	—	—	(681)	(681)

Movement recognized in other comprehensive income	(6,958)	9,055	(151)	1,946	(681)	1,265

Balance at 30 June 2017	(48,001)	(655)	(151)	(48,807)	17,083	(31,724)

Foreign exchange differences on hedged currency risks	6,522	—	(184)	6,338	—	6,338
Reclassified to income statement	14,272	—	123	14,395	—	14,395
Fair value movement	—	5,145	—	5,145	—	5,145
Tax impact	—	—	—	—	(21,892)	(21,892)

Movement recognized in other comprehensive income	20,794	5,145	(61)	25,878	(21,892)	3,986

Balance at 30 June 2018	(27,207)	4,490	(212)	(22,929)	(4,809)	(27,738)

        Based on exchange rates existing as of 30 June 2018, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £21,154,000 (2017: £20,966,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £25,855,000 (2017: £25,625,000) before tax.

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

        As of 30 June 2018, the Group had total borrowings of £495.8 million (2017: £503.4 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2018, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

  •
  Level 3—inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	2018 £'000	2017 £'000
Assets
Derivative used for hedging (note 18):
Interest rate swaps	4,490	—
Derivatives at fair value through profit or loss (note 18):
Embedded foreign exchange derivatives	624	1,714
Forward foreign exchange contracts	852	3,170
Liabilities
Derivative used for hedging (note 18):
Interest rate swaps	—	(655)
Derivatives at fair value through profit or loss (note 18):
Forward foreign exchange contracts	—	(1,253)

	5,966	2,976

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

32 Related party transactions

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.45% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock.

33 Subsidiaries

        The following companies are the subsidiary undertakings of the Company as of 30 June 2018:

Subsidiaries	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women's Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited (formerly known as MU Finance plc)	Finance company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

*
Direct investment of Manchester United plc, others are held by subsidiary undertakings.

        All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland and RAML USA LLC which is incorporated in the state of Delaware in the United States. The registered office or principal executive office of all the above, with the exception of Manchester United Commercial Enterprises (Ireland) Limited and RAML USA LLC, is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA, United Kingdom. The registered office of Manchester United Commercial Enterprises (Ireland) Limited is 4th Floor, 8-34 Percy Place, Dublin 4, Republic of Ireland. The registered office of RAML USA LLC is Corporation Trust Centre, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.

Notes to the consolidated financial statements (Continued)

34 Events after the balance sheet date

34.1 Registrations

        The playing registrations of certain footballers have been disposed of, subsequent to 30 June 2018, for total proceeds, net of associated costs, of £19,920,000. The associated net book value was £1,297,000. Also subsequent to 30 June 2018, Solidarity contributions, sell-on fees and contingent consideration totalling £3,557,000, became receivable in respect of previous playing registration disposals.

        Subsequent to 30 June 2018 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £2,388,000. Also subsequent to 30 June 2018, sell-on fees and contingent consideration totalling £520,000, became payable in respect of previous playing registration acquisitions. Payments are due within the next 5 years.

35 Additional information—Financial Statement Schedule I

        Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission ("SEC") Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc's consolidated subsidiaries as of 30 June 2018 exceeded the 25% threshold.

        As of 30 June 2018, the Group had total borrowings of £495.8 million (2017: £503.4 million). As described in note 24 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2018, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

        As of 30 June 2018, 2017 and 2016 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

        During the year ended 30 June 2018, cash dividends equivalent to $0.18 (2017: $0.18; 2016: $0.18) per share were declared and paid by the Company. The pounds sterling equivalents were £0.13 (2017: £0.14; 2016: £0.12) per share.

Condensed income statement of the Company

	Year ended 30 June
	2018 £'000	2017 £'000	2016 £'000
Revenue	—	—	—
Operating expenses	(3,423)	(2,013)	(84)
Exceptional items	—	—	—

Operating loss	(3,423)	(2,013)	(84)
Income from shares in group undertakings	21,982	23,295	20,084

Profit on ordinary activities before tax	18,559	21,282	20,000
Tax expense	—	—	—

Profit for the year	18,559	21,282	20,000

        There were no items of other comprehensive loss or income in the years ended 30 June 2018, 2017 or 2016 and therefore no statement of comprehensive income has been presented.

Condensed balance sheet of the Company

	As of 30 June
	2018 £'000	2017 £'000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265

	319,265	319,265

Current assets
Other receivables	1,314	1,123
Cash and cash equivalents	340	522

	1,654	1,645

Total assets	320,919	320,910

EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Retained earnings	247,806	248,314

	316,681	317,189

Current liabilities
Other payables	4,238	3,721

	4,238	3,721

Total equity and liabilities	320,919	320,910

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of changes in equity of the Company

	Share capital £'000	Share premium £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2015	52	68,822	246,429	315,303

Profit for the year	—	—	20,000	20,000

Total comprehensive income for the year	—	—	20,000	20,000
Equity-settled share based payments	—	—	1,795	1,795
Dividends paid	—	—	(20,084)	(20,084)

Balance at 30 June 2016	52	68,822	248,140	317,014

Profit for the year	—	—	21,282	21,282

Total comprehensive income for the year	—	—	21,282	21,282
Equity-settled share based payments	—	—	2,187	2,187
Dividends paid	—	—	(23,295)	(23,295)
Proceeds from shares issued	1	—	—	1

Balance at 30 June 2017	53	68,822	248,314	317,189

Profit for the year	—	—	18,559	18,559

Total comprehensive income for the year	—	—	18,559	18,559
Equity-settled share based payments	—	—	2,915	2,915
Dividends paid	—	—	(21,982)	(21,982)

Balance at 30 June 2018	53	68,822	247,806	316,681

Condensed statement of cash flows of the Company

	Year ended 30 June
	2018 £'000	2017 £'000	2016 £'000
Cash flows from operating activities
Profit before tax	18,559	21,282	20,000
Adjustments for:
Equity-settled share-based payments	2,915	2,187	1,795
Foreign exchange losses on operating activities	114	42	—
Changes in working capital:
Other receivables	(191)	(998)	(124)
Other payables	517	1,125	(1,590)

Net cash generated from operating activities	21,914	23,638	20,081

Cash flows from financing activities
Dividends paid	(21,982)	(23,295)	(20,084)

Net cash used in financing activities	(21,982)	(23,295)	(20,084)

Net (decrease)/increase in cash and cash equivalents	(68)	343	(3)
Cash and cash equivalents at beginning of year	522	221	224
Exchange losses on cash and cash equivalents	(114)	(42)	—

Cash and cash equivalents at end of year	340	522	221

Notes to the consolidated financial statements (Continued)

35 Additional information—Financial Statement Schedule I (Continued)

        The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2018 £'000	2017 £'000	2016 £'000
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	18,559	21,282	20,000
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(55,829)	17,895	16,371

Consolidated IFRS (loss)/profit for the year	(37,270)	39,177	36,371

IFRS equity reconciliation:
Parent only—IFRS equity	316,681	317,189	317,014
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	108,585	160,428	141,268

Consolidated—IFRS equity	425,266	477,617	458,282

EXHIBITS

1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
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
4.2
Third Amendment and Restatement Agreement relating to the Secured Term Facility, dated June 14, 2018, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), Manchester United Football Club Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender.
4.3	Accession Deed to Secured Term Facility, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent.
4.4
Revolving Facilities Agreement, dated 22 May 2015, among Red Football Limited, MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, Bank of America, N.A., as Arranger, the Original Lenders named therein, and Bank of America Merrill Lynch International Limited, as Agent and Security Trustee (included as Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.5
Revolving Facilities Amendment Letter, dated 7 October 2015, between Red Football Limited and Bank of America Merrill Lynch International Limited, as Agent and Lender (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 333-183277), filed with the SEC on 15 October 2015).
4.6
Accession Deed to Revolving Facilities Agreement, dated June 14, 2018, from Manchester United Football Club Limited and Red Football Limited to Bank of America Merrill Lynch International Limited, as Agent.
4.7
Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.8
Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated June 14, 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent.
4.9	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.8).
4.10	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.11	Premier League Handbook, Season 2017/18 (included as Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 October 2017).
4.12	Premier League Handbook, Season 2018/19.

8.1	List of significant subsidiaries (included in note 33 to our audited consolidated financial statements included in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP, dated 28 September, 2018.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 28 September 2018	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman