Form 20-F
period 2019-06-30
Manchester United plc
filed 2019-09-24
CIK 1549107

Use these links to rapidly review the document

Index to Consolidated financial statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2019
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
E-mail: ir@manutd.co.uk
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0005 per share	MANU	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

            Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

40,570,967 Class A ordinary shares
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

            Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

            Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒    No ☐

            Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

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

        The term "Matchday" refers to all domestic and European football match day activities from Manchester United men's games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the EFL Cup and the FA Cup) games not played at Old Trafford plus receipts from Manchester United women's home games. Fees for arranging other events at the stadium are also included as Matchday revenue.

PRESENTATION OF FINANCIAL AND OTHER DATA

        We report under International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (the "IASB"), and IFRS Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

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

        Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

  •
  our dependence on the performance and popularity of our men's first team;

  •
  maintaining, enhancing and protecting our brand and reputation in order to expand our follower and sponsorship base;

  •
  our reliance on European competitions as a source of future income;

  •
  the negotiation and pricing of key media contracts outside our control;

  •
  actions taken by other Premier League clubs that are contrary to our interests;

  •
  the potential impact of the United Kingdom's decision to exit from the European Union (the "EU") on the movement of players or other regulations;

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

        References to our "1.1 billion fans and followers" are based on a survey conducted by Kantar (a division of WPP plc) in 2019 and paid for by us. As in the survey conducted by Kantar , we define the term "fans" as those individuals who answered survey questions, unprompted, with the answer that Manchester United was their favorite football team in the world and the term "followers" as those individuals who answered survey questions, unprompted, with the answer that Manchester United is a football team that they proactively follow in addition to their favorite football team. For example, we and Kantar included in the definition of "follower" a respondent who watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly.

        This internet-based survey was conducted during the first six months of 2019 and included over 54,000 respondents across 39 countries. It repeated a similar 2011 survey, also conducted by Kantar, to ensure comparability of approach, methodology and results. The survey included questions on:

  •
  demographics, age, gender and socio-economic background;

  •
  viewership of Manchester United matches, social media following and engagement;

  •
  relationship, awareness and attitudes to commercial partners; and

  •
  interest in Manchester United products, including merchandise.

        The survey indicated that Manchester United has 1.1 billion combined fans and followers worldwide, comprised of 467 million fans and 635 million followers (compared to 277 million and 382 million, respectively, in 2011), including:

  •
  a total of 731.7 million fans and followers in the Asia Pacific region (compared to 324.7 million in 2011);

  •
  a total of 296.1 million fans and followers in Europe, the Middle East and Africa (compared to 262.9 million in 2011); and

  •
  a total of 74 million fans and followers in the Americas (compared to 71.7 million in 2011).

        We expect there to be differences in the level of engagement with our brand between followers and fans, as defined in the survey. We have not identified any practical way to measure these differences in consumer behavior and any references to our fans and followers should be viewed in that light.

        To calculate the number of fans and followers from the approximately 54,000 responses, Kantar applied assumptions based on third-party data sets covering certain factors including population size, country specific characteristics such as wealth and GDP per capita, and affinity for sports and media penetration. They then extrapolated the results to the rest of the world, representing an extrapolated adult population of 5 billion people. However, while Kantar believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers and fans may be significantly less or significantly more than the extrapolated survey results. Kantar's extrapolated results also accounted for non-internet users. To do so, Kantar had to make assumptions about the preferences and behaviors of non-internet users in those countries surveyed. For surveyed markets with especially low internet penetration these assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions applied are accurate. Survey results also account only for claimed consumer behavior rather than actual consumer behavior and as a result, survey results may not reflect real consumer behavior with respect to football or the consumption of our content and products. The Kantar survey indicates that the information that it contains has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the survey results are reliable, we have not independently verified the data contained in the survey.

        In addition to the survey conducted by Kantar, this Annual Report references the following industry publications and third-party studies:

  •
  television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2018/19 season (the "Futures Data"); and

  •
  a paper published by AT Kearney, Inc. in 2014 entitled "Winning in the Business of Sports" ("AT Kearney").

v

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. We adopted IFRS 15 "Revenue from contracts with customers" with effect from 1 July 2018. The implementation of IFRS 15 had a cumulative material impact on our financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The selected consolidated financial data (including statement of profit or loss data, other data and balance sheet data) presented as of and for the years ended 30 June 2019, 2018, 2017, 2016 and 2015 has been derived from our audited consolidated financial statements (as restated) and the notes thereto (our audited consolidated financial statements as of and for the years ended 30 June 2016 and 2015 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

        The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of and for the years ended 30 June 2019, 2018 and 2017 have been included elsewhere in this Annual Report.

        Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2019	Restated(1) 2018	Restated(1) 2017	Restated(1) 2016	Restated(1) 2015
	(£'000, unless otherwise indicated)
Statement of profit or loss data:
Revenue from contracts with customers	627,122	589,758	581,254	515,694	395,812

Analyzed as:
Commercial revenue	275,093	275,835	275,521	268,667	197,565
Broadcasting revenue	241,210	204,137	194,098	140,440	107,664
Matchday revenue	110,819	109,786	111,635	106,587	90,583

Operating expenses—before exceptional items	(583,337)	(562,089)	(516,068)	(421,574)	(384,843)

Analyzed as:
Employee benefit expenses	(332,356)	(295,935)	(263,464)	(232,242)	(202,561)
Other operating expenses	(108,977)	(117,019)	(117,942)	(91,244)	(72,271)
Depreciation and impairment	(12,850)	(10,755)	(10,228)	(10,079)	(10,324)
Amortization	(129,154)	(138,380)	(124,434)	(88,009)	(99,687)
Operating expenses—exceptional items	(19,599)	(1,917)	4,753	(15,135)	(2,336)

Total operating expenses	(602,936)	(564,006)	(511,315)	(436,709)	(387,179)
Operating profit before profit/(loss) on disposal of intangible assets	24,186	25,752	69,939	78,985	8,633
Profit/(loss) on disposal of intangible assets	25,799	18,119	10,926	(9,786)	23,649

Operating profit	49,985	43,871	80,865	69,199	32,282

Finance costs	(25,470)	(24,233)	(25,013)	(20,459)	(35,419)
Finance income	2,961	6,195	736	442	204

Net finance costs	(22,509)	(18,038)	(24,277)	(20,017)	(35,215)

Profit/(loss) before income tax	27,476	25,833	56,588	49,182	(2,933)
Income tax (expense)/credit(2)	(8,595)	(63,462)	(17,379)	(12,584)	2,450

Profit/(loss) for the year(2)	18,881	(37,629)	39,209	36,598	(483)

Weighted average number of ordinary shares (thousands)	164,526	164,195	164,025	163,890	163,795
Diluted weighted average number of ordinary shares (thousands)(3)	164,666	164,610	164,448	164,319	163,795
Basic earnings/(loss) per share (pence)(2)	11.48	(22.92)	23.90	22.33	(0.29)
Diluted earnings/(loss) per share (pence)(2)/(3)	11.47	(22.92)	23.84	22.27	(0.29)

(1)
Comparative amounts have been restated—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

(2)
The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017. This necessitated a re-measurement of the existing US deferred tax position in the period to 31 December 2017. As a result, the tax expense for the year ended 30 June 2018 included a non-cash tax accounting write off of £49.0 million. Accordingly, this resulted in a loss for the year ended 30 June 2018 and basic and diluted loss per share.

(3)
For the years ended 30 June 2018 and 30 June 2015, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2019, 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2019	Restated(1) 2018	Restated(1) 2017	Restated(1) 2016	Restated(1) 2015
	(£'000, unless otherwise indicated)
Other data:
Commercial revenue	275,093	275,835	275,521	268,667	197,565
Analyzed as:
Sponsorship revenue	173,010	172,982	171,530	171,329	165,913
Retail, merchandising, apparel & products licensing revenue	102,083	102,853	103,991	97,338	31,652
Adjusted EBITDA(4)	185,789	176,804	199,848	192,208	120,980
Dividends declared per share ($)	0.18	0.18	0.18	0.18	—
Dividends declared per share (£ equivalent)	0.14	0.13	0.14	0.12	—

	As of 30 June
	2019	Restated(1) 2018	Restated(1) 2017	Restated(1) 2016	Restated(1) 2015
	(£'000)
Balance sheet data:
Cash and cash equivalents	307,637	242,022	290,267	229,194	155,752
Total assets	1,496,525	1,545,744	1,533,652	1,451,385	1,301,174
Total liabilities	1,081,323	1,118,640	1,053,565	991,006	821,462
Total equity	415,202	427,104	480,087	460,379	479,712

	Season
	2019	2018	2017	2016	2015
Home games played:
Premier League	19	19	19	19	19
European Games	5	4	7	6	—
Domestic Cups	2	3	5	4	2
Away games played:
Premier League	19	19	19	19	19
European Games	5	5	8	6	—
Domestic Cups	3	6	5	5	4

Total games played:
Premier League	38	38	38	38	38
European Games	10	9	15	12	—
Domestic Cups	5	9	10	9	6

(1)
Comparative amounts have been restated—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.
(4)
We define Adjusted EBITDA as profit/(loss) for the year before depreciation and impairment, amortization, (profit)/loss on disposal of intangible assets, exceptional items, net finance costs, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily (profit)/loss on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.

  The following is a reconciliation of profit/(loss) for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2019	Restated(1) 2018	Restated(1) 2017	Restated(1) 2016	Restated(1) 2015
	(£'000)
Profit/(loss) for the year	18,881	(37,629)	39,209	36,598	(483)
Adjustments:
Tax expense/(credit)	8,595	63,462	17,379	12,584	(2,450)
Net finance costs	22,509	18,038	24,277	20,017	35,215
(Profit)/loss on disposal of intangible assets	(25,799)	(18,119)	(10,926)	9,786	(23,649)
Exceptional items(5)	19,599	1,917	(4,753)	15,135	2,336
Amortization	129,154	138,380	124,434	88,009	99,687
Depreciation and impairment	12,850	10,755	10,228	10,079	10,324

Adjusted EBITDA	185,789	176,804	199,848	192,208	120,980

(1)
Comparative amounts have been restated—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.
(5)
See notes 2.8 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

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

        The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our men's first team's performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers' commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.

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

        We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our men's first team and youth academy, as well as coaching staff, is critical to our men's first team's success in league and cup competitions, increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our men's first team could adversely affect our ability to attract and retain coaches and players. Further, in March 2017, the government of the United Kingdom (the "UK") initiated the formal process of withdrawing from the EU, which could result in changes to European regulations relating to the movement of players between the UK and the EU. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our men's first team.

        Our revenue streams are driven by the performance and popularity of our men's first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our men's first team's participation and performance in these competitions. Our men's first team's performance can affect all four of our revenue streams:

  •
  sponsorship revenue through sponsorship relationships;

  •
  retail, merchandising, apparel & product licensing revenue through product sales;

  •
  Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europe League distributions and MUTV distribution through linear and digital platforms; and

  •
  Matchday revenue through ticket sales.

        Our men's first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men's first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League or the Europa League.

        We cannot ensure that our men's first team will be successful in the Premier League or in the other leagues and tournaments in which it plays. Relegation from the Premier League or a general decline in the success of our men's first team, particularly in consecutive seasons, would negatively affect our ability to attract or retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners, which would have a material adverse effect on our business, results of operations, financial condition and cash flow.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.

        Our Commercial revenue for each of the years ended 30 June 2019, 2018 and 2017 represented 43.8%, 46.8% and 47.4% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts do expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including financial services, airline, spirits, automotive, entertainment centers, hotels, betting and kitchen and bathroom fixtures and generators, which typically have contract terms of two to five years.

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

        For each of the years ended 30 June 2019, 2018 and 2017, 60.6%, 74.2% and 74.0% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 34.5%, 18.8% and 20.5% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations ("UEFA") respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

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

        On 22 April 2016, the EC announced that Paramount, while not agreeing with the concerns expressed in the Statement of Objections, had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and (when covered by the broadcaster's licenses) subscription video-on-demand services. The EC accepted these commitments on 27 July 2016. On 8 December 2016, the French TV broadcaster Groupe Canal + brought an action seeking annulment of the EC's decision to accept the commitments. On 12 December 2018, the EU General Court dismissed the appeal and upheld the EC decision as lawful in identifying competition concerns and finding the commitments suitable to resolve them. Shortly before and on the same and following day of the General Court's judgment, Disney, NBC Universal, Sony Pictures, Warner Bros. and Sky also offered commitments, which the EC accepted on 7 March 2019 and closed the investigation. The commitments foresee that the restrictive clauses will not be applied nor re-introduced in the film licensing contracts, without prejudice to the studios' rights under copyright law or the Portability Regulation. On 15 February 2019, Canal + appealed the General Court's judgment before the EUCJ and on 19 June 2019, it also appealed before the General Court the EC decision accepting the commitments by Sky and four Hollywood studios; both cases are pending. While these investigations have targeted film content, any future decision is very likely to be applicable to any pay-TV content, including sport.

        In addition to this regulatory action, the EU as part of its Digital Single Market ("DSM") strategy adopted on 8 June 2017 the Portability Regulation, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation became applicable on 20 March 2018. The EU has also adopted a regulation on unjustified geo-blocking, which became applicable on 3 December 2018. Copyright protected content is excluded but the EC must review and report on the exclusion by 23 March 2020. This may lead to proposals for inclusion of content protected by copyright and neighbouring rights.

        As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights, for example, for the UK would be construed as covering the entire EEA (as long as the UK remains subject to EU law). The European Parliament and the Council have both agreed to turn the draft Regulation on Online Transmissions into a Directive and to include substantial amendments limiting the country of origin principle. As a result, the country of origin principle will apply to radio broadcasts, but not to television broadcasts of sports events. In parallel, the revised Copyright Directive has inter alia strengthened the position of rights owners by making online platforms responsible for taking certain actions against user-uploaded content which violates copyright. Both Directives were adopted in April 2019 and Member States have 24 months from their publication to transpose them into national law.

        Finally, also as part of the DSM initiative, the European Parliament and the Council adopted on 6 November 2018, a revision of the Audiovisual Media Services Directive and Member States have 21 months from its entering into force to transpose it into national law. This Directive applies to traditional TV broadcasters, with the revision inter alia extending the scope for some provisions to also cover video-sharing platforms. The revision has not affected Article 14 on the possibility of national measures ensuring the non-exclusive broadcast of events of major importance for society.

European competitions cannot be relied upon as a source of income.

        Qualification for the Champions League is largely dependent upon our men's first team's performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men's first team did not participate. To help mitigate this impact the majority of playing contracts for our men's first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. As a result of our men's first team performance during the 2018/19 season, our men's first team will not participate in the 2019/20 Champions League but will participate in the 2019/20 Europa League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue from participation in European competitions was £93.1 million, £45.9 million and £48.5 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

        In addition, our participation in the Champions League or Europa League may be influenced by factors beyond our control. For example, the number of places in each European competition available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our men's first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our men's first team to qualify for European competition in future seasons.

        We are a founder member and our Executive Vice Chairman has a seat on the executive board of the European Club Association ("ECA"), an independent organization set up to work with football governing bodies to protect and promote the interests of football clubs at the European level.

        On 26 August 2016, following consultation between UEFA, the ECA and other stakeholders, UEFA announced certain changes to the format of the Champions League and Europa League which took place with effect from 2018/19 and are in place for the full three-year cycle through to 2020/21. The key changes related to the access list for both competitions and the methodology for financial distributions. With respect to the Champions League, the top four clubs from the four top-ranked national associations (of which England is currently one) qualify automatically for the group stage of the Champions League. With respect to the financial distribution methodology, in addition to the previous three-pillar system (starting fee, performance fees and market pool), UEFA introduced a fourth pillar being the individual club coefficient. The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions.

        In addition, a new subsidiary company, UEFA Club Competitions SA, was established by UEFA to advise and make recommendations to UEFA on strategic business matters and opportunities concerning club competitions. Half of the administration board is appointed by UEFA and the other half by the ECA. Our Executive Vice Chairman is one of the members of the board.

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

        We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional and supplier sponsors (which includes new businesses operating in emerging markets) in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. During the year ended 30 June 2019, those sources that represented greater than 10% of our total revenue were:

  •
  Premier League: 24.1% of our total revenue

  •
  UEFA: 13.3% of our total revenue

  •
  adidas: 12.6% of our total revenue

        We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or UEFA club competitions to pay outstanding amounts owed to its respective league or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

        A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men's first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2018/19, 2017/18 and 2016/17 seasons, we played 26, 26 and 31 home matches, respectively, and our Matchday revenue was £110.8 million, £109.8 million and £111.6 million for the years ended 30 June 2019, 2018 and 2017, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men's first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

        We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, and the Premier League Profitability and Sustainability Rules, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our men's first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our men's first team to fail to advance in the FA Cup and EFL Cup.

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

A cyber-attack on or disruption to our IT systems or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.

        As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT systems or other third-party systems utilized in our operations. In recent years, the computer systems of an increasing number of companies and other organizations have been the subject of attacks by cyber criminals, activists and other parties (internal and external). Though we seek to protect ourselves by putting processes in place that are designed to prevent such attacks and regularly monitor alerts and updates from leading cyber security vendors and trusted authorities, our IT systems and other third-party systems utilized in our operations may still be vulnerable to external or internal security breaches, acts of vandalism, computer viruses and other forms of cyber-attack. Any such attack could disable the information technology systems we use or depend on to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See "—We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business." Similarly, any disruption to or failures in our IT systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we currently have in place or that we may implement in the future will be successful in preventing or mitigating the harm from such attacks.

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

        We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and applications, and social media. While we have attracted a significant number of followers to our digital media assets, including our website, the associated future revenue and income potential is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

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

        In addition, as we expand our digital and other media channels, including the internet, mobile services and applications, and social media, revenue from our other business sectors may decrease, including our Broadcasting revenue. Moreover, the increase in subscriber base in some of these digital and other media channels may limit the growth of the subscriber base and popularity of other channels. Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.

Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.

        Injuries to members of the playing staff, particularly if career-threatening or career-ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our men's first team's performance and may also result in a loss of the income that would otherwise have resulted from a transfer of that player's registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career-threatening or career-ending injuries to that player. Our strategy is to maintain a squad of men's first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our men's first team, and therefore our business, results of operations financial condition and cash flow.

Inability to renew our insurance policies could expose us to significant losses.

        We insure against the accidental death (including death by natural causes) or permanent disablement (resulting in an inability to continue their playing career with Manchester United and/or any other club in one of the top five European leagues) of certain members of our men's first team, although typically not at such player's full market value. Such insurance also excludes incidents which occur while playing matches or training. We also have catastrophe coverage in the event of an incident (such as travel or terrorist related incidents) that results in the death or permanent disablement of multiple members of our men's first team playing squad. We also carry non-player related insurance typical for our business (including liability, property damage, business interruption and terrorism insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.

        In addition to the above, for the period ending 31 December 2022, the Fédération Internationale de Football Association ("FIFA") has confirmed that it will provide insurance coverage for loss of wages (temporary disablement), subject to a maximum period of 365 days and a cap of €7.5 million per claim, paid by the club to our players who are injured while playing for their senior national team in a match played under the FIFA international match calendar. Neither FIFA nor national football associations are obliged to provide death or permanent disablement insurance coverage for players while on international duty. These terms are subject to review when the policy is due for renewal.

Our international expansion and operations in foreign markets expose us to risks associated with international sales and operations.

        We intend to continue to expand internationally and operate in select foreign markets. Managing a global organization is difficult, time consuming and expensive. Our inexperience in operating the club's businesses globally increases the risk that any future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements; difficulties in managing and staffing international operations; fluctuations in foreign exchange rates; potentially adverse tax consequences, including foreign value added tax systems, and restrictions on repatriation of earnings; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; the lack of strong intellectual property regimes and political, social and economic instability abroad. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

        In many foreign countries, particularly in certain developing economies, it is not uncommon to encounter business practices that are prohibited by certain regulations, such as the UK Bribery Act 2010, the US Foreign Corrupt Practices Act and similar laws. Although we and our subsidiaries have undertaken compliance efforts with respect to these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of such policies and procedures. Any such violation, even if prohibited by our or our subsidiaries' policies and procedures or the law, could have a material adverse effect on our reputation, results of operations, financial condition and the price of our Class A ordinary shares.

Fluctuations in exchange rates may adversely affect our results of operations.

        Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. While we incurred a foreign exchange loss in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £2.7 million for the year ended 30 June 2019, we recorded a gain of £5.0 million and £1.8 million for the years ended 30 June 2018 and 2017, respectively. For the years ended 30 June 2019, 2018 and 2017 approximately 13.3%, 6.5% and 7.0% of our total revenue was generated in Euros, respectively, and approximately 19.2%, 20.7% and 21.3% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.

        Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. For example, the unauthorized use of intellectual property is common and widespread in Asia and enforcement of intellectual property rights by local regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees' use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.

        We are subject to diverse laws and regulations relating to data privacy and security, including, in the EEA, Regulation 2016/679, known as the General Data Protection Regulation (the "GDPR"). New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with these laws and regulations. Claims that we have violated individuals' privacy rights or breached our data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

        We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with data protection and privacy laws in the United Kingdom and, in certain situations, other jurisdictions where our followers reside. The United Kingdom enacted a new Data Protection Act 2018, which implemented the GDPR and imposes more stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, and additional obligations when we contract third-party processors in connection with the processing of personal data. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third-party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement and other administrative penalties, a personal data breach can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.

        In addition, the departure of the United Kingdom from the EU could also lead to further legislative and regulatory changes by the planned exit date of October 2019. It remains unclear how the UK data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially if the United Kingdom leaves the EU without a deal. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018 which will remain in force, even if and when the United Kingdom leaves the EU.

        In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the EU, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive which will be replaced by a new ePrivacy Regulation. While the ePrivacy Regulation was originally intended to be adopted on 25 May 2018 (alongside the GDPR), it is still going through the European legislative process and commentators now expect it to be adopted during 2020. The current draft of the ePrivacy Regulation imposes strict opt-in e-marketing rules with limited exceptions to business to business communications and significantly increases fining powers to the same levels as GDPR. Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers' internet usage and promote ourselves to them.

        We are also subject to legislation associated with child protection, adult protection, safeguarding and the rights of children. We aim to operate in compliance with the guiding principles of the United Nations Convention on the Rights of the Child ("UNCRC") which sets out the civil, political, economic, social and cultural rights of every child, regardless of their race, religion or abilities.

        Both in the UK and internationally there have been increases in disclosures of institutional sexual abuse, most notably by the Football Association (England), US Gymnastics (USA) and Oxfam (Haiti/UK), where the outcome has been significant fines, reductions in funding and sponsorship, and substantial media reputational damage along with a lack of trust in those organizations. We are required to demonstrate to government and regulatory bodies our processes and systems to demonstrate what proactive steps we take to ensure the safety and wellbeing of children and adults at risk in our duty of care, as well as managing any civil liability or other claims by individuals against historical abuse disclosures.

        We collect, process and retain personal data associated with safeguarding cases and criminal records in order to take steps to safeguard children and adults at risk, and create a safer culture for them to thrive and for staff/volunteers to work within, in accordance with legal and regulatory requirements. Safeguarding legislation is in flux with the key focus that the welfare of the child and/or adult at risk is paramount. Failure to maintain compliance with these changes could harm our business.

Piracy and illegal live streaming may adversely impact our Broadcasting revenue.

        For each of the years ended 30 June 2019, 2018 and 2017, Broadcasting revenue constituted 38.5%, 34.6% and 33.4%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Changes in consumer viewing habits and the emergence of new content distribution platforms could adversely affect our business.

        The manner in which consumers view televised sporting events is changing rapidly with the emergence of alternative distribution platforms. Digital cable, internet and wireless content providers are continuing to improve technologies, content offerings, user interface, and business models that allow consumers to access video-on-demand or internet-based tools with interactive capabilities including start, stop and rewind. Such developments may impact the profitability or effectiveness of our existing media contracts and strategy, including our television channel, MUTV. If we are unsuccessful in adapting our licensing practices and/or media platforms as consumer viewing habits change, our viewership levels (whether on traditional or new platforms), our Broadcasting revenue and/or the value of our advertising and sponsorship contracts may decrease, which could have a material adverse effect our business, results of operations and financial condition.

        In addition, even if we are able to successfully adapt, we will be subject to risks associated with these alternative distribution platforms. Delivery of video programming over the internet is done through a series of carriers, and any point of failure in this distribution chain may disrupt or degrade the quality of our services. Service disruption or degradation for any reason, including as a result of a cyber-attack, natural disaster or other failure in our or a third-party's IT systems, could diminish the overall attractiveness of our services to subscribers, causing us to lose subscribers and/or credit subscribers affected by such disruption, which could have a material adverse effect on our business, results of operations and financial condition.

Our operating results may fluctuate due to seasonality.

        Our operating results are subject to seasonal variation, limiting the overall comparability and predictability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. Our business might be affected by our men's first team reaching the later stages of European and domestic competitions, which would generate significant additional Broadcasting and Matchday revenue during the fourth quarter of our fiscal years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial and player transfer agreements. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.

We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States or in other jurisdictions could have an adverse effect on us.

        Although we are incorporated as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal corporate income tax (currently at a statutory rate of 21%) on our worldwide income.

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

        In particular, the Tax Cuts and Jobs Act (the "TCJA") resulted in multiple amendments to US federal tax law resulting in significant changes to, and uncertainty with respect to, tax legislation, regulation and government policy. See "—The Tax Cuts and Jobs Act could adversely affect our business and financial condition."

We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.

        Tax is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. We establish provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time we are involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on our assessment of each case. We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of these discussions, as well as discussions that UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The future income tax expense or credit may be higher or lower than estimates made when we determined whether it was appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law (or in the interpretation thereof) could adversely affect our business, results of operations, financial condition and cash flow.

The Tax Cuts and Jobs Act could adversely affect our business and financial condition.

        The TCJA significantly revised the US Internal Revenue Code of 1986, as amended (the "Code"). The TCJA, among other things, contained significant changes to US federal corporate income taxation, including reduction of the corporate income tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks elimination of US tax on foreign earnings of controlled foreign corporations (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation and impairment expense over time, and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the TCJA is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of the TCJA on holders of our shares is also uncertain and could be adverse. We urge our shareholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our shares.

Business interruptions due to natural disasters, terrorist incidents and other events could adversely affect us and Old Trafford.

        Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses and acts of war. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our men's first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition or cash flow.

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

        An economic downturn and adverse conditions in the United Kingdom and global markets may negatively affect our operations in the future. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial and sponsorship revenue are contingent upon the expenditures of businesses across a wide range of industries, and if these industries were to cut costs in response to an economic downturn, our revenue may similarly decline. Weak economic conditions could also cause a reduction in our Commercial and sponsorship revenue, as well as our Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.

        In June 2016, a majority of voters in the UK elected to withdraw from the EU in a national referendum and, in March 2017, the UK government formally initiated the process of withdrawing from the EU, commonly referred to as "Brexit." The terms of any withdrawal are complex and subject to an ongoing negotiation between the UK and the EU for which the result and timing remain unclear. There is significant uncertainty about the future relationship between the UK and the EU in the event of a withdrawal, particularly in light of the possibility that an immediate, so-called "no deal" withdrawal could occur without a negotiated agreement.

        These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be especially subject to increased market volatility. Lack of clarity about future UK laws and regulations as the UK determines which EU laws to replace or replicate in the event of withdrawal could decrease foreign direct investment in the UK, increase costs, depress economic activity and restrict our access to capital. If the UK and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the UK and other EU member states or among the European economic area overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, results of operations, financial condition, cash flow and the price of our Class A ordinary shares.

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

        Other factors that affect player salaries, such as changes in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of pounds sterling, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue falls and salaries remain stable (for example, as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

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

        We remain committed to attracting and retaining the highest quality players and key football management staff for our men's first team. Our average annual net registrations capital expenditure over the last 5 years has been £115.0 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA, Premier League and FIFA regulations could negatively affect our business.

        As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, clubs participating in the Champions League and Europa League competitions are subject to the UEFA Club Licensing and Financial Fair Play regulations ("FFP regulations"). Breaches in the rules may result in, among other things, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Breaches of FFP regulations, for example, where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development, women's team and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors, have resulted in clubs being punished by way of significant fines and even exclusion from UEFA club competitions.

        The Premier League also operates under regulations that aim to promote sustainability through profitability. The Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA's FFP regulations. Our most recent submission was based on the fiscal years ended 30 June 2018 and 2017 and provided a positive result. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations. The short-term regulations introduced by the Premier League in season 2013/14 which limited the annual increase in aggregate player remuneration unless such increases are funded by additional revenue from sources other than Premier League broadcasting revenue ended in the 2018/19 season and will not be in place for the new Premier League broadcasting cycle from 2019/20 season onwards.

        There is a risk that application of the FFP regulations and Premier League Profitability and Sustainability Rules could have a material adverse effect on the performance of our men's first team and our business, results of operations, financial condition and cash flow.

        The club is also bound by FIFA and Premier League regulations in respect of the status and transfer of players' registrations across all age groups internationally and domestically. Sanctions for significant non-compliance or breaches could include restrictions on incoming player transfers and monetary fines, which could have a material adverse effect on the performance of our men's first team and our business, results of operations, financial condition and cash flow.

We could be negatively affected by current and other future Premier League, FA, UEFA or FIFA regulations.

        Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of Broadcasting revenue. FIFA is currently going through a process of reforming the regulations which govern the transfer of player registrations, including: (a) how clubs involved in the training of a professional player are compensated for their contribution to the development of that player when that player's registration is transferred from one club to another; (b) the transfer of players on a temporary basis (so-called player loans); and (c) the activities and remuneration of intermediaries (so-called football agents) with respect to player transfers. It is possible that this regulatory reform will impact our ability to acquire players and/or increase our costs with respect to the recruitment and retention of players. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income, changes to the relegation structure of English football and restrictions on player spending. In addition, rules designed to promote the development of local players, such as the Home Grown Player Rule, which requires each Premier League club to include at least eight "home grown" (i.e. players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our men's first team.

        Changes in the format of the league and cup competitions in which our men's first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

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

        As of 30 June 2019, we had total indebtedness of £511.2 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our men's first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

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

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly, as well as risks related to the phasing out of LIBOR.

        We are subject to interest rate risk in connection with borrowings under our revolving facility and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to a portion of our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2019, we had £176.9 million of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

        In addition, the London Inter-bank Offered Rate ("LIBOR") and certain other interest "benchmarks" may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom's Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. While the agreements governing our revolving facility and our secured term loan facility provide for an alternate method of calculating our interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facility and our secured term loan facility may be materially adversely affected.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of their increased voting rights, the holders of our Class B shares will be able to exert control over us and our significant corporate decisions.

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.44% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock. See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders." Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B shares may harm the value of our Class A ordinary shares, among other things:

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

        As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increases demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and requires our independent registered public accounting firm to attest to the effectiveness of such internal control. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management's assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to generate revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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

        We are a "foreign private issuer," as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer's most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2019.

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

        Volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares at or above the price they paid for such shares. The trading price of our Class A ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, including:

  •
  performance of our men's first team;

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

  •
  general economic conditions;

  •
  changes in interest rates; and

  •
  availability of capital.

        These and other factors might cause the market price of our Class A ordinary shares to fluctuate substantially, which might limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the liquidity of our Class A ordinary shares. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Class A ordinary shares could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. This litigation, if instituted against us, could result in substantial costs, divert our management's attention and resources, and harm our business, operating results and financial condition.

Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.

        Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 23 September 2019 we had 40,570,967 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

        In fiscal year 2019, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. Dividends paid in the year ended 30 June 2019 amounted to $29.6 million ($0.18 per share), the pounds sterling equivalent of which was £23.3 million (£0.14 per share). We expect to continue paying regular dividends to our Class A ordinary shareholders and Class B ordinary shareholders. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See "Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy."

The rules of the Premier League and our amended and restated memorandum and articles of association impose certain limitations on shareholders' ability to invest in more than one football club.

        The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League or English Football League ("EFL") football club from holding an interest in voting rights exercisable in any other Premier League football club or EFL football club. As a result, our amended and restated memorandum and articles of association prohibit the acquisition of (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to repurchase shares from such person or direct that shareholder to transfer those shares to another person.

Exchange rate fluctuations may adversely affect the foreign exchange value of the Class A ordinary shares and any dividends.

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

        Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Law (as amended) of the Cayman Islands (the "Companies Law") and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Island provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in "Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information."

We report as a US domestic corporation for US federal corporate income tax purposes.

        As discussed more fully under "Item 10. Additional Information—E. Taxation," due to the circumstances of our formation and the application of Section 7874 of the Code, we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion "Item 10. Additional Information—E. Taxation," we will be required to withhold US federal income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

Withholding under the Foreign Account Tax Compliance Act may apply to our dividends and gross proceeds from the sale or other disposition of our Class A ordinary shares.

        Under legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax will generally apply to certain types of payments, including US source dividends and (subject to the proposed US Treasury Regulations discussed below) gross proceeds from the disposition of equity securities that produce US source dividends, made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities, unless such foreign financial institutions or other entities comply with requirements under FATCA or are otherwise exempt from such requirements. Because we report as a US domestic corporation for all purposes of the Code, including for purposes of FATCA, our dividends and (subject to the proposed US Treasury Regulations discussed below) gross proceeds from the sale or other disposition of our Class A ordinary shares paid to a foreign financial institution or other non-US entity may be subject to potential withholding under FATCA. Under the applicable US Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after 1 January 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

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

ITEM 4.    INFORMATION ON THE COMPANY

Our Company—Manchester United

        Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (as amended) of the Cayman Islands, was incorporated on 30 April 2012. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc. The principal executive office address is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom.

        The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov . We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.manutd.com/. The information contained on our website is not incorporated by reference in this document.

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

        Our global community of followers engages with us in a variety of ways:

  •
  Premier League games at our home stadium, Old Trafford, have been virtually sold out since the 1997/98 season. In the 2018/19 season, our 26 home games were attended by a cumulative audience of over 1.9 million.

  •
  We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 29 exhibition games in Australia, China, Ireland, Norway, Singapore, Sweden and the United States (where in 2014, we set a US attendance record for a football match with 109,318 fans at Michigan stadium).

  •
  Our customer relationship management ("CRM") database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2019, the CRM database holds in excess of 36.1 million records. In the last twelve months we have improved the quality of our data which will deliver an optimal approach for understanding and engaging with our fans. We are now in the final stage of implementing a new CRM data warehouse and marketing automation platform which will allow us to integrate data from multiple untapped sources, to drive a deeper understanding of our fans behavior and preferences. We believe this will allow us to deliver a personalized experience with our fans which we believe will improve engagement and drive revenue. The new platform will also allow us to identify obsolete records and better consolidate and accurately understand the relationships between multiple CRM database records.

  •
  As of 30 June 2019, we also had more than 152.7 million total social connections. Last year we reported a year end figure of 154.7 million total social connections, however, this figure included two social platforms which have now closed down, Google+ and Tencent Weibo. Restating prior year figures for the closure of these platforms, we had 142.7 million connections as of 30 June 2018. Total social connections include the following:

  •
  We have a very popular brand page on Facebook with approximately 73.3 million connections as of 30 June 2019. In comparison, each of the New York Yankees and Dallas Cowboys had just under 8.6 million Facebook connections as of 30 June 2019. Furthermore, we have more Facebook connections than the official pages of NBA, NFL, NHL and MLB combined and we are the most followed Facebook page registered in the United Kingdom according to www.socialbakers.com.

    •
    As of 30 June 2019, our Twitter accounts had more than 22.4 million followers, an increase of 7.0% from 30 June 2018.

    •
    We have over 29.5 million followers on Instagram, an increase of 33.2% on the prior year. We continue to be the most-followed and most-engaged Premier League club on the platform.

    •
    In February 2018, we launched our first official YouTube channel. According to YouTube, we reached one million subscribers faster than any other sports channel. As of 30 June 2019, our YouTube channel had over 1.7 million subscribers.

    •
    We also have a significant presence on Chinese social media, with over 9.4 million followers on Sina Weibo—topping all other sports clubs on the platform. In July 2019, we launched a Chinese language mobile application.

    •
    In May 2018, we launched our new website (www.manutd.com) and in August 2018, we launched our first free global mobile application, which reached number one in the App Store's sports category download charts in 91 markets around the world and was top ten within the sports category in 147 markets. The free global mobile application has monthly active users in over 230 global markets.

    •
    We have expanded the reach of our in house television network, MUTV, by launching a direct to consumer ("D2C") proposition on iOS, Android, AppleTV, Roku, Amazon Fire and Xbox. Our linear television network continues to be the most subscribed football channel in the UK.

  •
  During the 2018/19 season, according to Futures Data, our games generated a cumulative audience reach of over 3.5 billion viewers; thus on a per game basis our 53 games attracted an average cumulative audience reach of almost 68 million.

  •
  We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

Our Business Model and Revenue Drivers

        We operate and manage our business as a single reporting segment—the operation of professional sports teams. However, we review our revenue through three principal sectors—Commercial, Broadcasting and Matchday.

  •
  Commercial:  Within the Commercial revenue sector, we monetize our global brand via two revenue streams: sponsorship and retail, merchandising, apparel & product licensing.

  •
  Sponsorship:  We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £173.0 million, £173.0 million and £171.5 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

  •
  Retail, Merchandising, Apparel & Product Licensing:  We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners' wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £102.1 million, £102.8 million and £104.0 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

    Our Commercial revenue was £275.1 million, £275.8 million and £275.5 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

    Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the teams and expand our brand.

  •
  Broadcasting:  We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel we also launched a D2C subscription mobile application in season 2016/17 which, as of 30 June 2019, was available in over 167 territories. In addition, for our 2018 pre-season tour we also launched on four 'Connected TV' platforms to enable our fans to watch and subscribe to our content on more platforms, namely Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men's first team in such competitions. Our Broadcasting revenue was £241.2 million, £204.2 million and £194.1 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

  •
  Matchday:  We believe Old Trafford is one of the world's iconic sports venues. It currently seats 74,140 and is the largest football club stadium in the UK. We have averaged over 99% of attendance capacity for our Premier League matches in each of the last 21 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men's first team in various competitions. Our Matchday revenue was £110.8 million, £109.8 million and £111.6 million for each of the years ended 30 June 2019, 2018 and 2017, respectively.

        Total revenue for the years ended 30 June 2019, 2018 and 2017 was £627.1 million, £589.8 million and £581.3 million, respectively.

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

  •
  A globally recognized brand with a large, worldwide following:  Our 141-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world's most recognizable brands. We enjoy the support of our worldwide community of 1.1 billion fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

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

  •
  Sought-after content capitalizing on the proliferation of digital and social media:  We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, Twitter, YouTube, Sina Weibo and others, constitute an ongoing growth opportunity. According to a third-party analytics firm our global free mobile application was the most downloaded football club mobile application of the last 12 months. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com last season, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on 'connected TV' platforms—namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV from the comfort of their living room, without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club's fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on over the top ("OTT") platforms in place of traditional linear television.

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

Our Strategy

        We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

  •
  Continue to invest in our team, facilities and other brand enhancing initiatives:  Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several initiatives at Old Trafford to enhance our

    Matchday fan experience, revenue and profitability including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over 1.9 million cumulative annual attendance and over 99% average attendance for all of our Premier League games since the 1997/98 season. Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

  •
  Expand our portfolio of sponsors:  We are well-positioned to continue to secure sponsorships with leading brands. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. During fiscal year 2019, we announced eight new regional and global sponsorship partnerships, the replacement of one global partnership, a conversion of one regional sponsorship to a global partnership as well as extensions to five global partnerships and three regional partnerships.

  •
  Further develop our retail, merchandising, apparel & product licensing business:  Currently, we have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

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

    In the 2016/17 season we developed and launched a D2C subscription mobile application on iOS, Android, and MUTV.com, which enabled our fans to watch our live men's first team tour matches live, our academy team matches live, as well as exclusively produced original productions and interviews with players and our team manager. This application has enabled us to directly access new overseas territories and, for the first time in the UK and Ireland, fans can watch our MUTV channel through their web browser without a cable or satellite subscription.

    Following the successful D2C launch of MUTV, and building on the global success of our linear distribution, in July 2018, we launched MUTV applications on 'connected TV' platforms—namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV from the comfort of their living room, without a cable subscription. This continued expansion provides MUTV access to a new demographic of the club's fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on OTT platforms and services in place of traditional linear television.

    In May 2018 we updated our website www.manutd.com. The new website provides a cleaner design for our fans to navigate through our content. We believe the new website also provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from. Ahead of the commencement of the 2018/19 season we launched our first free global mobile application. The proliferation of mobile devices has resulted in a need for our content to be consumed 'on the go' and in real time. We believe that this mobile application will build upon the aforementioned benefits of the new website and increase the distribution of our content. Since launch, we have reached number one in the App Store's sports category download charts in 91 markets around the world, top ten within the sports category in 147 markets and currently have active users in over 230 global markets.

    In addition to developing our own digital properties, we intend to leverage third-party media platforms and other social media as a means of further engaging with our fans and creating a source of traffic for our digital media assets. Our digital media offerings are in the early stages of development and present opportunities for future growth.

  •
  Enhance the reach and distribution of our broadcasting rights:  We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. In February 2018, the Premier League announced that it had sold five out of seven UK live television rights packages, for the three seasons commencing with the 2019/20 season, to Sky Sports and BT Sport, for a combined value of £4.5 billion over the three-year cycle. In June 2018, the Premier League further announced that it had sold the remaining two packages to BT Sport and Amazon Prime Video, a new entrant to Premier League UK broadcasting contracts. The overall value generated from the sale of the seven packages has not been publicly disclosed. This follows the previous deal, which represented an increase of over 70% on the rights for the three seasons commencing with the 2013/14 season and represented the largest UK TV rights deal ever signed. In addition, the Premier League has indicated that the international broadcasting rights agreed for the three-year cycle commencing in the 2019/20 season are a 30% uplift on the previous three-year cycle. The Premier League also announced a change to the distribution method for international broadcasting rights commencing with the 2019/20 season. International broadcast monies have previously been split equally among Premier League clubs. From 2019/20, clubs will continue to share equally an inflation-adjusted amount on the previous three-year cycle, with any additional amounts distributed based on league finishing position at the end of the season. In the new cycle, the ratio between the maximum and minimum a club can receive from the Premier League in a season is capped at 1.8:1. The maximum the first placed club can receive is 1.8 times the amount of the twentieth placed club.

    The current UEFA club competition's three-year media rights agreement which commenced in the 2018/19 season is worth €3.2 billion per season, marking an increase of 33% on the previous contract. We believe these new contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

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

Our Market Opportunity

        We believe that we are one of the world's most recognizable global brands with a community of 1.1 billion fans and followers. Manchester United is at the forefront of live football, which is a key component of the global sports market.

        Other markets driving our business include the global advertising market, the global pay television market and the global apparel market.

        While our business represents only a small portion of our addressable markets and may not grow at a corresponding rate, we believe our global reach and access to emerging markets position us for continued growth.

Our Men's Team's History

        Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 141 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

        In February 1958, an airplane crash resulted in the death of eight of our men's first team players. Global support and tributes followed this disaster as Busby galvanized the team around such popular players as George Best, Bobby Charlton and Denis Law. Rebuilding of the club culminated with a victory in the 1968 European Cup final, becoming the first English club to win this title.

        This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager, and in 1990 we won the FA Cup and began a long period of sustained success winning the Premier League title a record 13 times. In total, we have won a record 20 English League titles, 12 FA Cups, 5 EFL Cups, 3 European/Champions League Cups, 1 European Europa League Cup, and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

        At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United FC.

        Our current team manager, Ole Gunnar Solskjaer, was appointed on 28 March 2019 on a three-year contract. Solskjaer scored 126 goals in 366 appearances for our men's first team between 1996 and 2007 and also managed the club's reserve team until the end of 2010.

        Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our men's first team have allowed us to expand the club into a global brand with an international follower base.

        Our Old Trafford stadium, commonly known as "The Theatre of Dreams," was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and reopened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Current capacity at Old Trafford is 74,140.

        The following chart shows the historical success of our men's first team by trophies won:

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

League Structure

        Manchester United is a member of the English Premier League, the top league in the UK, which has been, for a long time, and continues to be, one of the elite leagues in the world.

        The Premier League is a private company wholly-owned by its 20 member clubs, with responsibility for the competition, its Rule Book, the centralized broadcasting rights and other commercial rights. The Premier League works proactively with the member clubs and other football authorities domestically and internationally including the Football Association, UEFA and FIFA. Each member club is an independent shareholder of the Premier League and works within the rules of football defined by the various governing bodies.

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

Our Football Operations

        Our football operations are primarily comprised of the following activities: our men's first team, our youth academy, our global scouting networks, our women's team and other operations such as our sport science, medical and fitness operations at the Aon Training Complex.

Men's first team

        Our men's first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and EFL Cup and, subject to qualifying, international cup competitions, including the Champions League.

        Our men's first team is led by our manager, supported by an assistant manager and a club secretary, who in turn are supported by a team of over 160 individuals, including coaches and scouts for our men's first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

        We have 62 players under contract of whom 34 have made an appearance for our men's first team. The remaining players may play for the youth academy teams but are being developed such that they may make it to a starting position on our men's first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world's best football players and maximizing our men's first team's chances of winning games, leagues and tournaments.

        Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the "FIFA Regulations") govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 5% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of "training compensation" under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player's former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player's age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the "transfer windows," which for the Premier League is the month of January and the period beginning on the day following the last Premier League match of the season and ending on the Thursday immediately prior to the first Premier League match of the following season.

        Our players enter into contracts with us that follow a prescribed model based on FA and Premier League Limited rules. Players on our men's first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men's first team players generally enter into contracts of between two and five years' duration.

        As of 6 September 2019, our men's first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	28	366	39
Lee Grant	Goalkeeper	English	36	1	0
Dean Henderson(4)	Goalkeeper	English	22	0	0
Joel Castro Pereira	Goalkeeper	Portuguese	23	3	0
Sergio Romero	Goalkeeper	Argentinian	32	44	96
Eric Bailly	Defender	Ivorian	25	74	32
Diogo Dalot	Defender	Portuguese	20	23	0
Timothy Fosu-Mensah	Defender	Dutch	21	21	3
Phil Jones	Defender	English	27	216	27
Victor Lindelof	Defender	Swedish	25	73	29
Harry Maguire	Defender	English	26	4	20
Marcos Rojo	Defender	Argentinian	29	113	59
Luke Shaw	Defender	English	24	109	8
Chris Smalling(4)	Defender	English	29	323	31
Axel Tuanzebe	Defender	English	21	8	0
Aaron Wan-Bissaka	Defender	English	21	4	0
Ashley Young	Defender	English	34	205	39
Frederico Rodrigues de Paula Santos (Fred)	Midfielder	Brazilian	26	25	9
James Garner	Midfielder	English	18	1	0
Angel Gomes	Midfielder	English	19	4	0
Daniel James	Midfielder	Welsh	21	4	4
Jesse Lingard	Midfielder	English	26	171	24
Scott McTominay	Midfielder	English	22	51	9
Juan Mata	Midfielder	Spanish	31	222	41
Nemanja Matic	Midfielder	Serbian	31	88	46
Andreas Pereira	Midfielder	Brazilian	23	38	1
Paul Pogba	Midfielder	French	26	146	67
Tahith Chong	Forward	Dutch	19	4	0
Mason Greenwood	Forward	English	17	8	0
Anthony Martial	Forward	French	23	177	18
Marcus Rashford	Forward	English	21	174	32
Alexis Sanchez(4)	Forward	Chilean	30	45	130

(1)
The table includes all men's first team players as of 6 September 2019.

(2)
Apps means appearances for our men's first team through 6 September 2019.

(3)
Caps means appearances for senior national football team through 6 September 2019.

(4)
Currently out on loan at other clubs.

Youth academy

        Our youth academy is a rich source of new talent for our men's first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our men's first team, thereby saving us the expense of purchasing those players in the transfer market. Our youth academy has allowed us to have a home grown player in every game for the last eighty years. Players in our youth academy may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our men's first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees. As a result, our youth academy has developed more players in the top two tiers of English football than any other.

        Our youth academy program consists of 10 junior teams ranging from under 9s to under 23's. Each team consists of 15 to 30 players, each of whom takes part in an age specific elite player development and games program during the season.

Scouting network

        Together with our youth academy, our scouting system is another source of our football talent. Through our scouting system, we recruit players for both our men's first team and youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.

        Our scouting system was traditionally oriented towards the United Kingdom, but our focus has increasingly shifted toward a more international approach in order to identify and attract football players from the broadest talent pool possible.

Women's team

        Manchester United Women's Football Club was founded in May 2018 and has just been promoted to the English Women's Super League (the top tier in England) after winning the English Women's Championship in their first season. Led by manager Casey Stoney, our aim is to develop a team capable of competing at the highest level in the women's game which has a core consisting of players who have graduated from our long-established and highly successful Manchester United Girls' Regional Talent Club and offer academy players a clear route to top level football within the club.

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

        We spent approximately £3.1 million in the year ended 30 June 2019 in connection with further updating our training facility, the Aon Training Complex.

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

        We offer category exclusivity on a global basis to companies within particular industries, such as airline, beverage, logistics and hotels. We also offer sponsorship exclusivity within a particular geography for certain industries, such as dietary and nutrition supplements.

        In seeking any individual partnership, we aim to establish an indicative value for that sponsorship based on the prospective sponsor's industry and marketing objectives. We will only pursue a sponsorship if we believe it reflects the value we deliver. Our current strategy is to focus more closely on larger, established global brands rather than regional partnerships.

        We believe that certain key sectors play an active role in sports sponsorship. We have sponsors in a number of these sectors and we believe that there is significant potential to expand this platform by selectively targeting companies within the remaining sectors and by growing revenue in existing sectors through additional sponsorship arrangements. High growth markets such as Asia, which we expect to be a key focus for many of our prospective sponsors, are an important element of our sponsorship efforts.

Our sponsors

        The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreements with Nike (which was in effect through the end of July 2015) and adidas.

        The table below highlights some of our global and regional sponsors as of 1 July 2019:

Sponsor	Type of sponsorship	Product category
Aeroflot	Global sponsor	Commercial airline
Aon	Global sponsor (training kit)	Business/professional advisory services
Apollo Tyres	Global sponsor	Tyres
Canon Medical Systems	Global sponsor	Medical scanners
Chivas	Global sponsor	Spirits
Concha y Toro	Global sponsor	Wine
Deezer	Global sponsor	Music streaming
DHL	Global sponsor	Logistics
General Motors (Chevrolet)	Global sponsor (shirt)	Automobiles
Harves	Global sponsor	Entertainment centres
HCL	Global sponsor	Digital platform development
Kohler	Global sponsor (sleeve)	Kitchen and bathroom fixtures and generators
Konami	Global sponsor	Football computer games
Marriott	Global sponsor	Hotels
Maui Jim	Global sponsor	Eyewear
Melitta	Global sponsor	Coffee
Mlily	Global sponsor	Mattresses and pillows
Spectrum (Remington)	Global sponsor	Electronic grooming
Swissquote	Global sponsor	Forex & online trading platforms
True Religion	Global sponsor	Denim clothing
Cho-A-Pharm	Regional sponsor	Pharmaceuticals
Chi	Regional sponsor	Consumer goods
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members' clubs
IVC Nutrition	Regional sponsor	Dietary supplements
Manda	Regional sponsor	Nutritional supplements
Science in Sport (SiS)	Regional sponsor	Sports nutrition
Thomas Cook	Regional sponsor	Holiday tour provider

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

        The following chart shows the dramatic growth in shirt sponsorships revenue since 2000:

Average Annual Payments Under
Recent Shirt Sponsorship Contracts

Note: The Aon and Chevrolet shirt sponsorship agreements do not include sponsorship rights for our training kit. The Chevrolet annual payment does not include pre-sponsorship payments and assumes a £:$ exchange rate of 1.2718 as of 30 June 2019.

Shirt sleeve sponsor

        Kohler is the first shirt sleeve partner for both our men's and women's teams with the agreement beginning in the 2018/19 season and running through to the end of the 2022/23 season. Our agreement with them includes joint participation on game day activities, innovative improvements to club facilities, global sustainability and social responsibility projects and other partner collaborations with Manchester United fans and Kohler customers and associates.

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

Global, regional and supplier sponsors

        In addition to revenue from our shirt sponsor, training kit partner and training facilities partner, we generated a further £86.3 million in the year ended 30 June 2019 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

        There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Banco Invex (Mexico), Emirates NBD Bank (UAE), ICICI (India), Maybank Group (Malaysia), National Bank of Egypt (Egypt), Ping An (China), PT Danamon (Indonesia), Santander (Norway), and Virgin Money (England).

Exhibition games and promotional tours

        We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 29 exhibition games in Australia, China, Ireland, Norway, Singapore, Sweden and the United States (where in 2014, we set a US attendance record for a football match with 109,318 fans at Michigan stadium).

        We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2018/19 season, our promotional exhibition games and promotional tours generated £11.3 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a growth opportunity as we continue to play exhibition games around the world.

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

        We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our men's first team wins the Premier League, FA Cup or Champions League, or decrease if our men's first team fails to participate in the Champions League for two or more consecutive seasons, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. If the men's first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the men's first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.

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

        The agreement with adidas is subject to reciprocal termination provisions in respect of material breach and insolvency. adidas may reduce the applicable payments for a year by 50% if the men's first team is not participating in the English Premier League during that year. In addition, adidas may terminate the agreement by giving one full-season's notice if the men's first team is relegated from the English Premier League or if it is otherwise determined that the men's first team shall not be participating in the Premier League or the top English league.

        The Manchester United match jerseys and training wear collections are completely redesigned for each season by adidas. The annual launch of the new jerseys is always a much-anticipated day for our global community of followers. The result is a robust adidas collection apparel business.

        In addition to our adidas collection, we have a number of premium brands utilizing Manchester United intellectual property for the creation of dual-branded merchandise, where we receive a royalty payment and a sponsorship fee from the partner.

Retail

        We operate our flagship retail store at the Old Trafford stadium, which trades year round, and not just on matchdays. In addition to the Old Trafford store, we have a Manchester United branded retail location in Macau (which is operated under franchise by a third-party licensee).

        We have agreed a long term strategic partnership with Harves Entertainment Group for the creation of a series of Manchester United Experience Centers in China. Each venue will feature interactive and immersive experiences, using state-of the-art technology to bring Manchester United to life in this market. The first of these centers are scheduled to open in Beijing, Shanghai, and Shenyang by the end of 2020, with each venue including a restaurant and a club retail store.

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

E-commerce

        We currently have arrangements in place whereby Fanatics has been granted separate licenses to use our brand and/or trademarks to operate the official online store, branded as "United Direct", in the United States and the rest of the world. The online store sells a range of Manchester United branded merchandise including official replica kit and other clothing from adidas. In addition, the online store offers a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a percentage of net sales from the online store as a royalty payment.

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

        In the Champions League and Europa League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage plus bonuses based on performance. Further fixed amounts are received for participation in the knock-out rounds; round of 32 (Europa League only), round of 16, quarter-final, and semi-final. The runner-up and winner of the competition also earn additional amounts. For the current three-year agreement (which commenced in the 2018/19 season) amounts are distributed as follows:

	Champions League ("UCL")	Europa League ("UEL")
	€'million	€'million
Bonus for group stage participation (UCL—32 teams; UEL—48 teams)	€15.25	€2.92
Bonus for each group stage win (maximum 6)	€2.70	€0.57
Bonus for each group stage draw(1)	€0.90	€0.19
Bonus for group runners-up	N/A	€0.50
Bonus for group winners	N/A	€1.00
Bonus for round of 32 participation	N/A	€0.50
Bonus for round of 16 participation	€9.50	€1.10
Bonus for quarter-final participation	€10.50	€1.50
Bonus for semi-final participation	€12.00	€2.40
Runner-up bonus (inclusive of ticketing revenue share)	€15.00	€4.50
Winner bonus (inclusive of ticketing revenue share)	€19.00	€8.50
Maximum total of the above	€82.45	€21.34

(1)
In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

        In August of each season, the previous season's Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €3.5 million participation fee, with the winner receiving an additional €1.0 million.

        In addition to the above fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. Further, with effect from the three-year cycle 2018/19 to 2020/21, UEFA introduced the coefficient ranking. The total market pool for the Champions League is €292 million per annum and the total coefficient ranking allocation is €585 million per annum (giving a combined total of €877 million per annum) and the total market pool for the Europa League is €168 million per annum and the total coefficient ranking allocation is €84 million per annum (giving a combined total of €252 million per annum).

        The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions. On the basis of these parameters, a ranking has been established. The total Champions League amount of €585.05 million is divided into 'coefficient shares', with each share worth €1.108 million. The lowest-ranked team will receive one share (€1.108 million). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€35.46 million). The total Europa League amount of €84 million is divided into 'coefficient shares', with each share worth €71,430. The lowest-ranked team will receive one share (€71,430). One share will be added to every rank and so the highest-ranked team will receive 48 shares (€3.42 million).

        The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage. 50% of each country market pool is distributed to its group-stage representatives based on each club's domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup, if participating in the Europa League, earn the highest share). Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season (such as ourselves in 2016/17) does not receive a distribution of the 50% market pool based on domestic performance in the previous season.

        The remaining 50% of the market pool is distributed as follows:

  •
  for the Champions League, based on the number of games played in the current competition relative to teams from the same country. The English market pool for the 2018/19 competition was approximately €69 million. This amount can vary from season to season subject to the composition of the 32 clubs taking part in the group stage.

  •
  for the Europa League, split across each round of the competition (40% to the group stage, 20% to the round of 32, 16% to the round of 16, 12% to the quarter-finals, 8% to the semi-finals and 4% to the final) which is distributed to teams who participate in the relevant round based on the proportional value of the country broadcasting rights relative to the value of all broadcasting agreements for countries represented at each stage.

        Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men's first team in such competitions.

Digital media

        Our website, www.manutd.com, is published in 7 languages and is available globally. We use our website, which incorporates e-commerce services and venue microsites (United Events, Exec Club, Foundation, Matchday VIP), to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach a global audience. Our newly launched website is designed with a mobile first approach, with content including exclusive articles, real-time match updates, live blogging capabilities, social integration and sharing capabilities, improved search and discoverability, content recommendations, fan polls, voting trivia and statistics.

        The proliferation of digital television, broadband internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our digital media platforms to generate value through extended sponsor positioning, driving e-commerce, and direct-to-consumer opportunities, including selling premium services such as video and exclusive content subscriptions. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base.

Content and localization

        Our digital media properties are an increasingly important means through which we engage with our international fan base. In the United Kingdom, coverage of Manchester United and the Premier League is prevalent in print, television and digital media. We believe we face less competition in international markets for Manchester United coverage and can therefore attract and retain a greater portion of our followers to our own digital media offering. To take advantage of that opportunity, we will increasingly seek to develop additional premium, localized and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world.

        Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. We currently have international language websites in English, Spanish, French, Arabic, Simplified Chinese, Korean and Japanese. On our social channels we have international language feeds in English, Spanish, Arabic, Simplified Chinese, Korean, Japanese, Malay and Thai. This enables us to engage with our followers in their native language and to produce content that is specific to each region.

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

        At the start of the 2018/19 season we launched our first free global mobile application. This application has been developed in conjunction with our new website which will provide benefits to our fans, through a cleaner and easier to navigate interface. Since the launch of the mobile application, according to third-party analytic firms, our mobile application is the number one downloaded football club mobile application globally. We believe our mobile application also provides significant benefits to our business through better e-commerce functionality and more digital inventory for our commercial partners to benefit from. We believe our focus on our owned and operated products will lead to an improved customer experience via the mining of owned data, which will lead to more personalization and a more engaged fan base, as users spend more time on our platforms and return regularly.

        In the 2016/17 season we launched the MUTV channel on MUTV.com. This enabled fans to purchase MUTV on a subscription basis for the first time without an existing satellite or cable subscription. We launched a free content section allowing all fans access to our exclusive programming, with subscribers then having access to our full range of programming, including both on demand and linear experiences around full match commentary for all Premier League, Champions League and domestic cup matches, as well as live tour matches and coverage. Subscribers can also view pre- and post-match analysis for all matches by club legends, exclusive interviews with the team manager and men's first team players, award winning documentaries, celebrity features, and live broadcasts of academy team matches and more recently women's team matches.

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

        As of 30 June 2019 we had over 152.7 million social connections including approximately 73.3 million connections on our Facebook page, over 29.5 million followers on Instagram and over 22.4 million followers to our Twitter accounts. For the 2018/19 season we generated over 915 million interactions on Facebook, Instagram and Twitter.

        We use our social footprint as a means to communicate news and other club updates, engage with our followers, identify active followers, solicit feedback from our users, tailor future digital media offerings and enhance the overall follower experience.

        We intend to continue to expand our reach through new and different social media and mobile chat platforms by launching additional Manchester United branded presences on global platforms as well as regional and language-specific platforms.

        We believe this continuous expansion will enable us to broaden the reach of our brand and the content we produce, enhance our engagement with followers in many of our key international and emerging markets as well as opening up a new demographic of fans.

        While there is no guarantee that our social connections will continue to grow at comparable rates in the future, we believe the combination of platforms on which we have an official presence will provide an increasing source of traffic to our club branded digital media services and e-commerce properties, enhance our ability to convert users into customers through video and exclusive content subscriptions and e-commerce, and continue to provide extensive positioning opportunities for our partners.

Customer relationship management

        One of our ongoing strategic objectives is to further develop our understanding of and deepen the relationships with our fans and followers. We operate a CRM database in order to better understand the size, location, demographics and characteristics of our fan and follower base on an aggregated basis. We believe our CRM database enables us to more effectively deliver targeted communications to our fan base which ultimately leads to upsell opportunities through our product and service offerings such as digital subscription services, merchandise and tickets. A deep understanding of our follower base is also valuable to sponsors and media partners who seek to access specific customer categories with targeted and relevant advertising.

MUTV

        MUTV is our wholly-owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including live first team football from our pre-season tours, academy and women's team live football, club news, game highlights, and exclusive "behind the scenes" coverage of our club.

        Depending on the market, we may offer MUTV as a single product to television distributors for distribution to our fans on a linear television basis or directly to our fans on a D2C basis which allows them to subscribe directly to the club via our OTT offering. MUTV is currently available in 172 markets globally.

        For example, in our domestic territory, the United Kingdom, MUTV is offered to consumers through the Sky and Virgin Media distribution platforms and on a D2C basis via a subscription to MUTV.com. In July 2019 we also launched our MUTV mobile application on iOS and GooglePlay App stores and 'Connected TV' applications on platforms such as Roku, Amazon Fire, AppleTV and Xbox.

        Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis, and can include certain promotional rights, and via the OTT offerings (both on mobile and Connected TVs).

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
  live coverage of women's team games;

  •
  live coverage of academy and youth games;

  •
  live 'Managers Press Conference' before relevant men's first team fixtures; and

  •
  various other award winning shows and documentaries.

Matchday

        Our stadium, which we fully own, is called Old Trafford and is known as "The Theatre of Dreams." We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,140. In the 2018/19 season, the club's 26 home games were attended by a cumulative audience of over 1.9 million. The stadium has approximately 8,000 executive club seats, including 149 luxury boxes, 24 restaurants and 4 sports bars.

        We have one of the highest capacity utilizations among English clubs, with an average attendance for our home Premier League matches of over 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season.

        Other Matchday revenue includes matchday catering (including the sale of hospitality packages, food and drink), event parking, program sales as well as membership and travel, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including the annual Rugby Super League Grand Final), music concerts and entertainment events.

        We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £35 per season to join the program while persons over the age of 65 and under the age of 18 receive a discount. At the end of the 2018/19 season we had over 254,000 members, a 15.2% increase compared to the previous season.

        The Manchester United Museum is located within Old Trafford. It chronicles Manchester United's 141-year history and houses the club's most precious artifacts and trophies. In 2018/19, approximately 319,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom.

        We have frozen general admission season ticket prices for an eighth consecutive season ahead of the 2019/20 season to support fans in attending our games. We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and by providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday sales going forward.

UEFA Club Licensing and Financial Fair Play Regulations

        UEFA oversees the FFP regulations, which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

        The FFP regulations contain a "break-even" rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below. In addition, the FFP regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA club competition based on sporting grounds, will then be required to comply with a "monitoring" process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body ("CFCB"). The CFCB is part of UEFA's Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA club competitions and ultimately exclusion from UEFA club competitions.

        The monitoring process includes so called 'breach indicators' which if in existence trigger additional reporting requirements to UEFA such as accelerated reporting of audited financial information and projections for the competition season and future seasons. Breach indicators include an auditor going concern qualification, a worsening balance sheet net liabilities position, a break-even deficit in any individual year and sustainable debt and player transfer balance indicators. The sustainable debt indicator is triggered if debt at the reporting date is greater than €30 million and greater than seven times the average of relevant earnings (as defined by UEFA). The player transfer balance indicator is triggered if a club incurs a deficit on net player transfers in excess of €100 million in any transfer window within the license season.

        Ahead of registration for UEFA club competitions for the 2019/20 season we submitted our payables analysis and break-even assessment under the FFP regulations. The break-even test result, initially assessed on the cumulative sum of the financial information for the two years ended 30 June 2018 (but which would have been extended to the cumulative sum of the financial information for the three years ended 30 June 2019 should there have been any breach indicators) was positive (i.e. a surplus). The payables analysis is carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA club competitions.

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

        European clubs reported the highest operating profits in history in 2016/17. European clubs have now generated more than £4 billion in operating profits over the last five years compared with operating losses of more than £1 billion in the years 2008 - 2012. This would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives.

        In 2015, UEFA announced some changes to the FFP regulations aimed primarily at clubs undergoing a business restructuring. Instead of breaching the FFP regulations and being subject to sanctions, the amended regulations enable clubs to voluntarily approach the CFCB with a business plan which demonstrates how they are going to remedy their short-term breach of FFP regulations and achieve break-even compliance over a four-year time period. If the business plan is approved by the CFCB the club would not be subject to sanctions for the restructuring year which results in a breach of the FFP regulations.

        We support and operate within the financial fair play regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Premier League Short Term Costs Controls and Profitability and Sustainability Rules

        In 2013, the Premier League agreed to adopt Short Term Cost Controls ("STCC") and Profitability and Sustainability Rules. The STCC were introduced for an initial period of three seasons ending in 2015/16 but were then extended for a further three seasons through the 2018/19 season. The STCC placed certain limitations on annual player wage cost increases. The STCC have now ended and will no longer be in place from the 2019/20 season.

        The Premier League Profitability and Sustainability Rules were introduced during the 2015/16 season, implementing a break-even rule similar to the break-even test of the UEFA Club Licensing and Financial Fair Play Regulations and aimed at encouraging Premier League clubs to operate within their means. Potential sanctions for non-compliance with the profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deduction.

        Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2019, based on our fiscal year 2017 and fiscal year 2018 audited financial statements. The break-even test is based on a club's audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of "adjusted earnings before tax," which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club's losses exceed £15 million but are not more than £105 million, the club's ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in March 2019 was positive.

        As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League Profitability and Sustainability Rules, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

The Manchester United Foundation

        We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation (the "Foundation"). The associated charity of Manchester United, the Foundation uses football to engage and inspire young people to build a better life for themselves and unite the communities in which they live. Dedicated staff deliver football coaching, educational programs and personal development, providing young people with opportunities to change their lives for the better. The Foundation has partnerships with over 20 high schools across Greater Manchester, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls development provision, and the Inclusive Reds disability program, provide free football, alternative activities, qualifications and work experience opportunities to young people across Greater Manchester. The Foundation fulfils all charitable activity for Manchester United, including promotion of Sir Bobby Charlton's charity, Find A Better Way (finding innovative solutions to create a landmine-free world), and managing the club's long-term partnership with global children's organization Unicef. The United for Unicef partnership is the longest running of its kind and since the start of the partnership in 1999 has had a positive impact on the lives of over 4 million children across the globe.

Equality, Diversity and Inclusion

        We are committed to equality, diversity and inclusion throughout all areas of the club and in 2016 we launched #allredallequal; the club's own equality campaign. There are a number of initiatives that have contributed to #allredallequal, including the club working towards achieving the Premier League Equality Standard Advanced Level, being the only club to be a member of Stonewall's TeamPride Coalition, becoming the first club to sign the UK Government's Social Mobility Pledge (outlining our commitment to accessing and progressing talent from all backgrounds) and a number of internal engagement activities being delivered by the club's Employee Inclusion Networks.

        In April 2019, we launched our RED initiative, demonstrating our stance against all forms of discrimination taking place on and off the pitch, with a particular focus on social media. The campaign, which featured first team players from both our men's and women's teams showed their reactions to a number of discriminatory and offensive messages and their stance against such behaviors within football and wider society.

Sustainability

        We recognize the need to move towards a more sustainable economy. We have taken steps to reduce the amount of waste we produce and divert all operational waste away from landfills. We also aim to minimize the use of non-renewable materials, improve our recycling rates and use more recycled materials. We have achieved the Carbon Trust Standard, which recognizes organizations that take a best practice approach to measuring and managing their environmental impacts, and through our Reds Go Green initiative we will continue to build on our carbon and renewable energy strategy to improve our performance further. We have also achieved the Gold Standard in Green Tourism Business Certification, which recognizes the commitment of tourism businesses that are actively working to become more sustainable.

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

        We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications. The historic emphasis has been on seeking and maintaining trademark registrations for the words "Manchester United" and the club crest but that emphasis was then extended to cover the devil device and the words "MUTV" and "Man Utd". We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio visual footage.

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

Competition

        From a business perspective, we compete across a wide variety of industries and within many different markets. We believe our primary sources of competition include, but are not limited to:

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

Real Property

        We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving facility, our secured term loan facility and the senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although the Manchester International Freight Terminal and the Aon Training Complex are not encumbered.

Key properties and locations	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Aon Training Complex, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment properties	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment properties	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment properties	Owned (freehold)	10,800
Land and buildings at Castlemore Retail Park, Trafford Park, Manchester	Investment properties	Owned (freehold)	3,969
Office space, Chester Road, Manchester	Offices	Leased (through November 2020)	1,176
Office space, central London	Offices	Leased (through March 2021)	1,100
Office space, Washington, D.C., United States	Offices	Leased (through February 2020)	658
Office space, Maryland, United States	Offices	Leased (through May 2024)	653

        The above properties are owned or leased by Manchester United Football Club Limited or Manchester United Limited, apart from Castlemore Retail Park and Manchester International Freight Terminal which are owned or leased by Alderley Urban Investments Limited.

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

Subsidiaries

        Our directly or indirectly wholly-owned principal subsidiaries are: Red Football Finance Limited, Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red Football Limited, Red Football Junior Limited, Manchester United Limited, Alderley Urban Investments Limited, Manchester United Commercial Enterprises (Ireland) Limited, Manchester United Football Club Limited, Manchester United Women's Football Club Limited, Manchester United Interactive Limited, MU Commercial Holdings Limited, MU Commercial Holdings Junior Limited, MU Finance Limited, MU RAML Limited, MUTV Limited and RAML USA LLC. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated in the Cayman Islands, Manchester United Commercial Enterprises (Ireland) Limited which is incorporated in Ireland and RAML USA LLC which is incorporated in the state of Delaware in the United States.

Customers

        Our top five customers represented 61.1%, 58.9% and 59.2% of our total revenue in each of the years ended 30 June 2019, 2018 and 2017, respectively. Our top five customers in the year ended 30 June 2019 were the Premier League, UEFA, adidas, General Motors (Chevrolet), and Aon. See "Item 3.D. Risk Factors—Risks Related to Our Business—. We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts." Our top customer was the Premier League, who represented 24.1%, 26.4% and 25.4% of our total revenue in each of the years ended 30 June 2019, 2018 and 2017, respectively. Our second largest customer was UEFA, who represented 13.3%, <10% and <10% of our total revenue in each of the years ended 30 June 2019, 2018 and 2017.

ITEM 4A.    UNRESOLVED STAFF COMMENTS

        None.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

        We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 141-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world's leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.

How We Generate Revenue

        We operate and manage our business as a single reporting segment—the operation of professional sports teams. We review our revenue through three principal sectors—Commercial, Broadcasting and

Matchday—and within the Commercial revenue sector, we have two revenue streams which monetize our global brand: sponsorship revenue; and retail, merchandising, apparel & product licensing revenue.

Revenue Drivers

Commercial

        Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2019 was £275.1 million.

Sponsorship

        We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See "Item 4. Information on the Company—Revenue Sectors—Commercial—Sponsorship—Our Sponsors" for some of our global and regional sponsors as at 1 July 2019.

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

        Total sponsorship revenue for the year ended 30 June 2019 was £173.0 million.

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

        Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2019 was £102.1 million.

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

        The Premier League's domestic broadcasting rights contract for its live domestic rights with Sky Sports and BT Sport for the seasons 2016/17 to 2018/19 just ended and was worth £5.136 billion. The deal marked a significant increase of over 70% on the previous contract and represented the largest UK TV rights deal ever signed. The value of the Premier League's international broadcasting rights contract for the seasons 2016/17 through to 2018/19 also increased significantly to £3.2 billion, which represented an increase of over 40% on the previous contract. In February 2018, the Premier League announced that it had sold five out of seven UK live television rights packages, for the three seasons commencing with the 2019/20 season, to Sky Sports and BT Sport, for a combined value of £4.5 billion. In June 2018, the Premier League further announced that it had sold the remaining two packages to BT Sport and Amazon Prime Video, a new entrant to Premier League UK broadcasting contracts. The overall value generated from the sale of the seven packages has not been publicly disclosed. In addition, the Premier League has indicated that the international broadcasting rights agreed for the three-year cycle commencing in the 2019/20 season are a 30% uplift on the previous three-year cycle. The Premier League also announced a change to the distribution method for international broadcasting rights commencing with the 2019/20 season. International broadcast monies have previously been split equally among Premier League clubs. From 2019/20, clubs will continue to share equally based on the amount from the previous three-year cycle (plus an amount for inflation) but any increase on such amounts will be distributed based on league finishing position at the end of the season. In the new cycle, the ratio of the highest total amount of Premier League distributions paid to a club compared to the lowest amount paid to a club in a single season is capped at 1.8:1 (compared to the previous cap which was 1.6:1).

        Our share of the revenue under the Premier League broadcasting rights contract amounted to £146.3 million, £151.6 million and £143.5 million for the 2018/19, 2017/18 and 2016/17 seasons, respectively, and our share of the revenue from broadcasting rights for UEFA club competitions amounted to £83.1 million, £38.3 million and £39.5 million for the 2018/19, 2017/18and 2016/17 seasons, respectively.

        Our participation in the Premier League and Champions League or Europa League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men's first team, and if our men's first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses.

        In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £10.1 million, £10.7 million and £9.0 million for each of the years ended 30 June 2019, 2018 and 2017, respectively. Total Broadcasting revenue for the year ended 30 June 2019 was £241.2 million.

Matchday

        Matchday revenue is a function of the number of games played at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford, which is based on 19 Premier League matches and any additional matches resulting from the success of our men's first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men's first team, and if our men's first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2019 was £110.8 million.

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

Amortization, depreciation and impairment

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

        Impairment charges arise when an asset's carrying amount exceeds its recoverable amount. Assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.

Exceptional items

        Exceptional operating costs are those costs that in management's judgment need to be separately disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.

Profit/(loss) on disposal of intangible assets

        We recognize profits or losses on the disposal of intangible assets (primarily players' registrations) in our statement of profit or loss. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first teams and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.

Finance costs

        A key component of our expenses during each of the past three fiscal years has been interest costs. We expect interest expense to continue to be a significant component of our expenses. See "Item 5.B. Liquidity and Capital Resources—Indebtedness."

Taxes

        During each of the three years ended 30 June 2019, 2018 and 2017, our principal operating subsidiaries were tax residents in the UK. During the same years, we were subject to a weighted UK statutory tax rate of 19.0%, 19.0% and 19.75%, respectively.

        Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21%). The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017 (the "TCJA"). We expect to utilize a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to align more closely with the US statutory rate of 21%.

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

Seasonality

        We experience seasonality in our revenue and cash flow, limiting the overall comparability and predictability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our men's first team in UEFA club competitions and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial agreements. As such, though we report interim results of operations for our first, second and third fiscal quarters, in managing our business, setting goals and assessing performance we focus primarily on our full-year results of operations rather than our interim results of operations.

A.    OPERATING RESULTS

        The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2019, 2018 and 2017.

	Year ended 30 June
	2019	Restated(1) 2018	Restated(1) 2017
	(£'000)
Statement of profit or loss data
Revenue	627,122	589,758	581,254

Analyzed as:
Commercial revenue	275,093	275,835	275,521
Broadcasting revenue	241,210	204,137	194,098
Matchday revenue	110,819	109,786	111,635

Operating expenses—before exceptional items	(583,337)	(562,089)	(516,068)

Analyzed as:
Employee benefit expenses	(332,356)	(295,935)	(263,464)
Other operating expenses	(108,977)	(117,019)	(117,942)
Depreciation and impairment	(12,850)	(10,755)	(10,228)
Amortization	(129,154)	(138,380)	(124,434)
Operating expenses—exceptional items	(19,599)	(1,917)	4,753

Total operating expenses	(602,936)	(564,006)	(511,315)
Operating profit before profit on disposal of intangible assets	24,186	25,752	69,939
Profit on disposal of intangible assets	25,799	18,119	10,926

Operating profit	49,985	43,871	80,865

Finance costs	(25,470)	(24,233)	(25,013)
Finance income	2,961	6,195	736

Net finance costs	(22,509)	(18,038)	(24,277)

Profit before income tax	27,476	25,833	56,588
Income tax expense	(8,595)	(63,462)	(17,379)

Profit/(loss) for the year	18,881	(37,629)	39,209

(1)
Comparative amounts have been restated following the adoption of IFRS 15—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

Year Ended 30 June 2019 as Compared to the Year Ended 30 June 2018

	Year ended 30 June
	2019	Restated(1) 2018	% Change 2019 over 2018
	(in £ millions)
Revenue	627.1	589.8	6.3%
Commercial revenue	275.1	275.8	(0.3)%
Broadcasting revenue	241.2	204.2	18.1%
Matchday revenue	110.8	109.8	0.9%
Total operating expenses	(602.9)	(564.0)	6.9%
Employee benefit expenses	(332.3)	(296.0)	12.3%
Other operating expenses	(109.0)	(117.0)	(6.8)%
Depreciation and impairment	(12.8)	(10.7)	19.6%
Amortization	(129.2)	(138.4)	(6.6)%
Exceptional items	(19.6)	(1.9)	931.6%
Profit on disposal of intangible assets	25.8	18.1	42.5%
Net finance costs	(22.5)	(18.1)	24.3%
Tax expense	(8.6)	(63.4)	(86.4)%

(1)
Comparative amounts have been restated following the adoption of IFRS 15—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

Revenue

        Total revenue for the year ended 30 June 2019 was £627.1 million, an increase of £37.3 million, or 6.3%, compared to the year ended 30 June 2018, as a result of an increase in revenue in our broadcasting and matchday sectors and a decrease in revenue in our commercial sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2019 was £275.1 million, a decrease of £0.7 million, or 0.3%, over the year ended 30 June 2018.

  •
  Sponsorship revenue for the year ended 30 June 2019 was £173.0 million, consistent with the year ended 30 June 2018, reflecting lower tour revenue as a result of a shorter summer tour, offset by an increase in underlying sponsorship revenues.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2019 was £102.1 million, a decrease of £0.7 million, or 0.7%, over the year ended 30 June 2018.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2019 was £241.2 million, an increase of £37.0 million, or 18.1%, over the year ended 30 June 2018, primarily due to the new UEFA Champions League broadcasting rights agreement.

Matchday revenue

        Matchday revenue for the year ended 30 June 2019 was £110.8 million, an increase of £1.0 million, or 0.9%, over the year ended 30 June 2018.

Total operating expenses

        Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2019 were £602.9 million, an increase of £38.9 million, or 6.9%, over the year ended 30 June 2018.

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2019 were £332.3 million, an increase of £36.3 million, or 12.3%, over the year ended 30 June 2018, primarily due to investment in the first team playing squad.

Other operating expenses

        Other operating expenses for the year ended 30 June 2019 were £109.0 million, a decrease of £8.0 million, or 6.8%, over the year ended 30 June 2018, in part due to a shorter summer tour and reduced domestic cup related costs.

Depreciation and impairment

        Depreciation and impairment for the year ended 30 June 2019 amounted to £12.8 million, an increase of £2.1 million, or 19.6%, over the year ended 30 June 2018.

Amortization

        Amortization, primarily of registrations, for the year ended 30 June 2019 was £129.2 million, a decrease of £9.2 million, or 6.6%, over the year ended 30 June 2018. The unamortized balance of registrations as of 30 June 2019 was £338.8 million, of which £124.6 million is expected to be amortized in the year ending 30 June 2020. The remaining balance is expected to be amortized over the four years ending 30 June 2024. This does not take into account player acquisitions after 30 June 2019, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2019, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

        Exceptional items for the year ended 30 June 2019 were a cost of £19.6 million, relating to compensation to the former manager of the men's first team and certain members of the coaching staff for loss of office. Exceptional items for the year ended 30 June 2018 were a cost of £1.9 million, relating to the present value of the additional contributions we are expected to pay to remedy the increased deficit of the Football League pension scheme pursuant to the latest actuarial triennial valuation at 31 August 2017.

Profit on disposal of intangible assets

        Profit on disposal of intangible assets for the year ended 30 June 2019 was £25.8 million, compared to a profit of £18.1 million for the year ended 30 June 2018. The profit on disposal of intangible assets for the year ended 30 June 2019 primarily related to the disposals of Blind (Ajax), Johnstone (West Bromwich Albion) and Fellaini (Shandong Luneng). The profit on disposal of intangible assets for the year ended 30 June 2018 primarily related to the disposal of Januzaj (Real Sociedad) and sell-on fees relating to former players.

Net finance costs

        Net finance costs for the year ended 30 June 2019 were £22.5 million, an increase of £4.4 million, or 24.3%, over the year ended 30 June 2018. The increase was due to unrealized foreign exchange losses on unhedged USD borrowings.

Tax

        The tax expense for the year ended 30 June 2019 was £8.6 million, compared to £63.4 million for the year ended 30 June 2018. The prior year expense included a non-cash, tax accounting write-off of £49.0 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the then existing US deferred tax position in the period to 31 December 2017.

Year Ended 30 June 2018 as Compared to the Year Ended 30 June 2017

	Year ended 30 June
	Restated(1) 2018	Restated(1) 2017	% Change 2018 over 2017
	(in £ millions)
Revenue	589.8	581.2	1.5%
Commercial revenue	275.8	275.5	0.1%
Broadcasting revenue	204.2	194.1	5.2%
Matchday revenue	109.8	111.6	(1.6)%
Total operating expenses	(564.0)	(511.3)	10.3%
Employee benefit expenses	(296.0)	(263.5)	12.3%
Other operating expenses	(117.0)	(117.9)	(0.8)%
Depreciation	(10.7)	(10.3)	3.9%
Amortization	(138.4)	(124.4)	11.3%
Exceptional items	(1.9)	4.8	—
Profit on disposal of intangible assets	18.1	10.9	66.1%
Net finance costs	(18.1)	(24.3)	(25.5)%
Tax expense	(63.4)	(17.3)	266.5%

(1)
Amounts have been restated following the adoption of IFRS 15—see note 33 to our audited consolidated financial statements included elsewhere in this Annual Report for further details.

Revenue

        Total revenue for the year ended 30 June 2018 was £589.8 million, an increase of £8.6 million, or 1.5%, compared to the year ended 30 June 2017, as a result of an increase in revenue in our commercial and broadcasting sectors and a decrease in revenue in our matchday sector, as described below.

Commercial revenue

        Commercial revenue for the year ended 30 June 2018 was £275.8 million, an increase of £0.3 million, or 0.1%, over the year ended 30 June 2017.

  •
  Sponsorship revenue for the year ended 30 June 2018 was £172.9 million, an increase of £1.4 million, or 0.8%, over the year ended 30 June 2017.

  •
  Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2018 was £102.9 million, a decrease of £1.1 million, or 1.1%, over the year ended 30 June 2017.

Broadcasting revenue

        Broadcasting revenue for the year ended 30 June 2018 was £204.2 million, an increase of £10.1 million, or 5.2%, over the year ended 30 June 2017, primarily due to finishing runners-up in the Premier League compared to sixth in the prior year.

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

Employee benefit expenses

        Employee benefit expenses for the year ended 30 June 2018 were £296.0 million, an increase of £32.5 million, or 12.3%, over the year ended 30 June 2017, primarily due to player salary uplifts related to participation in the UEFA Champions League.

Other operating expenses

        Other operating expenses for the year ended 30 June 2018 were £117.0 million, a decrease of £0.9 million, or 0.8%, over the year ended 30 June 2017.

Depreciation

        Depreciation for the year ended 30 June 2018 amounted to £10.7 million, an increase of £0.4 million, or 3.9%, over the year ended 30 June 2017.

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

Exceptional items

        Exceptional items for the year ended 30 June 2018 were a cost of £1.9 million, relating to the present value of the additional contributions we are expected to pay to remedy the increased deficit of the Football League pension scheme pursuant to the latest actuarial triennial valuation at 31 August 2017. Exceptional items for the year ended 30 June 2017 were a credit of £4.8 million, relating to a reversal of a player registration impairment charge for a player who was re-established as a member of the men's first team squad.

Profit on disposal of intangible assets

        Profit on disposal of intangible assets for the year ended 30 June 2018 was £18.1 million, compared to a profit of £10.9 million for the year ended 30 June 2017. The profit on disposal of intangible assets for the year ended 30 June 2018 primarily related to the disposal of Januzaj (Real Sociedad) and sell-on fees relating to former players. The profit on disposal of intangible assets for the year ended 30 June 2017 primarily related to the disposals of McNair (Sunderland), Schneiderlin (Everton) and Schweinsteiger (Chicago Fire).

Net finance costs

        Net finance costs for the year ended 30 June 2018 were £18.1 million, a decrease of £6.2 million, or 25.5%, over the year ended 30 June 2017. The decrease was primarily due to unrealized foreign exchange gains on unhedged USD borrowings.

Tax

        The tax expense for the year ended 30 June 2018 was £63.4 million, compared to £17.3 million for the year ended 30 June 2017. The expense for the year ended 30 June 2018 included a non-cash, tax accounting write-off of £49.0 million following the substantive enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21%, which necessitated re-measurement of the then existing US deferred tax position in the period to 31 December 2017.

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

        For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of and for the years ended 30 June 2019, 2018 and 2017 included elsewhere in this Annual Report.

        We believe that the following accounting policies reflect the most critical estimates, judgments and assumptions and are significant to the consolidated financial statements.

Recognition of revenue

Commercial

        Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men's first team undertaking tours.

        Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

        The minimum guarantee payable by adidas over the term of our agreement with them is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our men's first team wins certain competitions or decrease if our men's first team fails to participate in the Champions League for two or more consecutive seasons, with the reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the men's first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical estimate in future financial years therefore will be management's assessment as to whether or not our men's first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement. Such assessments of future participation may differ from actual participation, which could result in a difference in the revenue recognized in a given year.

Broadcasting and Matchday

        For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see notes 4.3(ii) and (iii) to our audited consolidated financial statements as of and for the years ended 30 June 2019, 2018 and 2017 included elsewhere in this Annual Report.

Fair value and impairment of intangible assets—registrations

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

B.    LIQUIDITY AND CAPITAL RESOURCES

        Our primary cash requirements stem from the payment of transfer fees for the acquisition of players' registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from transfer fees from the sale of players' registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. Additionally, although we have not needed to draw any borrowings under our revolving facility since 2009, we have no intention of retiring our revolving facility and may draw on it in the future in order to satisfy our working capital requirements. We manage our cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. See "—Indebtedness" below. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

        In fiscal year 2019, we paid a regular semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We expect to continue paying regular semi-annual dividends to our Class A ordinary shareholders and Class B ordinary shareholders out of our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

        Our business generates a significant amount of cash from our matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 June 2019, we had no borrowings under our revolving facility.

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

        Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid evenly throughout the 12 months of the fiscal year.

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

Capital expenditures at Old Trafford

        Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 74,140. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs.

        We record these investments as capital expenditures. Capital expenditure at Old Trafford was £8.5 million, £6.3 million and £3.5 million for the years ended 30 June 2019, 2018 and 2017, respectively.

        In addition, we spent approximately £3.1 million, £4.0 million and £5.4 million for the years ended 30 June 2019, 2018 and 2017, respectively in connection with updating and expanding the Aon Training Complex, our training facility.

        We are also in the process of carrying out improvements at Old Trafford relating to the provision for supporters with disabilities. This follows consultation with organizations such as the Equality and Human Rights Commission (EHRC) and Manchester United Disabled Supporters' Association (MUDSA) and includes the creation of new accessible viewing areas for disabled supporters.

Digital Media capital expenditure

        We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset—registrations capital expenditure

        Our average net intangible asset—registrations capital expenditure over the last 5 years has been a cash outflow of £115.0 million per fiscal year. However, net intangible asset—registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset—registrations capital expenditure. Actual cash used or generated from net intangible asset—registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

Last 5 Years Net Intangible Asset—Registrations Capital Expenditure(1)

(1)
The net intangible asset—registrations capital expenditure data presented is the sum of all cash used for purchases of intangible assets—registrations and all cash generated from sales of intangible assets—registrations.

Working Capital

        Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements.

Cash Flow

        The following table summarizes our cash flows for the years ended 30 June 2019, 2018 and 2017:

	Year ended 30 June
	2019	2018	2017
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	263.6	119.6	251.7
Interest paid	(19.0)	(18.9)	(19.5)
Interest received	2.9	1.2	0.7
Tax paid	(2.7)	(6.7)	(5.2)

Net cash inflow from operating activities	244.8	95.2	227.7

Cash flow from investing activities
Payments for property, plant and equipment	(13.7)	(13.2)	(8.4)
Payments for investment properties	(12.4)	—	(0.6)
Payments for intangible assets	(178.2)	(155.0)	(193.8)
Proceeds from sale of intangible assets	43.0	46.9	51.8

Net cash outflow from investing activities	(161.3)	(121.3)	(151.0)

Cash flow from financing activities
Repayment of borrowings	(3.8)	(0.4)	(0.4)
Dividends paid	(23.3)	(22.0)	(23.3)

Net cash outflow from financing activities	(27.1)	(22.4)	(23.7)

Net increase/(decrease) in cash and cash equivalents(1)	56.4	(48.5)	53.0

(1)
Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash inflow from operating activities

        Net cash inflow from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2019 was £263.6 million, an increase of £144.0 million from £119.6 million for the year ended 30 June 2018, primarily due to timing of cash receipts of commercial contractual agreements. Net cash inflow from operations for the year ended 30 June 2017 was £251.7 million.

        Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Draw-downs from our revolving facility, if any, are also subject to variable rates of interest.

        Interest paid was £19.0 million for the year ended 30 June 2019, an increase of £0.1 million compared to £18.9 million for the year ended 30 June 2018. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest paid for the year ended 30 June 2017 was £19.5 million.

        Net cash inflow from operating activities was £244.8 million for the year ended 30 June 2019, an increase of £149.6 million compared to £95.2 million for the year ended 30 June 2018. Net cash inflow from operating activities for the year ended 30 June 2017 was £227.7 million.

Net cash outflow from investing activities

        Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash inflow from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facility. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men's first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.

        Net cash outflow from investing activities for the year ended 30 June 2019 was £161.3 million, an increase of £40.0 million from £121.3 million for the year ended 30 June 2018. Net cash outflow from investing activities for the year ended 30 June 2017 was £151.0 million.

        For the year ended 30 June 2019, net capital expenditure on property, plant and equipment and investment properties was £13.7 million, an increase of £0.5 million from net expenditure of £13.2 million for the year ended 30 June 2018. Net capital expenditure on property, plant and equipment for the year ended 30 June 2017 was £9.0 million.

        For the year ended 30 June 2019, net capital expenditure on investment properties was £12.4 million compared to £nil for the year ended 30 June 2018. Net capital expenditure on investment properties for the year ended 30 June 2017 was £0.6 million.

        For the year ended 30 June 2019, net capital expenditure on intangible assets was £135.2 million, an increase of £27.1 million from net expenditure of £108.1 million for the year ended 30 June 2018. Net capital expenditure for the year ended 30 June 2019 was mainly comprised of payments made for the acquisitions of Pogba, Fred, Lukaku and Dalot.

        Net capital expenditure for the year ended 30 June 2018 was mainly comprised of payments made for the acquisitions of Lindelof, Lukaku, Matic, Mkhitaryan and Pogba, less payments received relating to the disposal of Depay, Di Maria and Schneiderlin.

        Net capital expenditure on intangible assets for the year ended 30 June 2017 was £142.0 million and was mainly comprised of payments made for the acquisitions of Pogba, Mkhitaryan, Martial and Di Maria, less payments received relating to the disposal of Di Maria and Schneiderlin.

Net cash outflow from financing activities

        Net cash outflow from financing activities for the year ended 30 June 2019 was £27.1 million, an increase of £4.7 million compared to £22.4 million for the year ended 30 June 2018. During the year ended 30 June 2019, we repaid the remaining balance of a secured bank loan amounting to £3.8 million and paid two semi-annual dividends amounting to £23.3 million in the aggregate.

        During the year ended 30 June 2018, we repaid borrowings of £0.4 million relating to a secured bank loan and paid two semi-annual dividends amounting to £22.0 million in the aggregate.

        Net cash outflow from financing activities for the year ended 30 June 2017 was £23.7 million. During the year ended 30 June 2017, we repaid borrowings of £0.4 million relating to a secured bank loan and paid two semi-annual dividends amounting to £23.3 million in the aggregate.

Indebtedness

        Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving credit facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

        Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the "senior secured notes"). As of 30 June 2019 the sterling equivalent of £330.8 million (net of unamortized issue costs of £3.4 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

        The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

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

Secured term loan facility

        Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 June 2019 the sterling equivalent of £175.0 million (net of unamortized issue costs of £1.9 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although we have the option to repay the secured term loan facility at any time before then.

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

        Our secured term loan facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

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

Revolving facility

        Our revolving facilities agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £125 million, plus (subject to certain conditions) the ability to draw-down a further £25 million by way of incremental facilities, from a syndicate of lenders with Bank of America Merrill Lynch International Designated Activity Company as agent and security trustee. As of 30 June 2019, we had no outstanding borrowings and had £125 million (exclusive of capacity under the incremental facilities) in borrowing capacity under our revolving facility agreement.

        Our revolving facility is scheduled to expire on 4 April 2025 (although it may be possible for any subsequent incremental facility thereunder to expire after this date). Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

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

        Our revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

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

        As of 30 June 2019, we were in compliance with all covenants in relation to indebtedness.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        We do not conduct research and development activities.

D.    TREND INFORMATION

        Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2019 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.    OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2019 is £74.3 million.

Transfer fees receivable

        Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2019, we believe receipt of £0.7 million to be probable.

Other commitments

        In the ordinary course of business, we enter into operating lease commitments and capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

        As of 30 June 2019, we had not entered into any other off-balance sheet transactions.

F.     CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations as of 30 June 2019:

	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£'000	£'000	£'000	£'000	£'000	£'000
Long-term debt obligations(2)	19,024	38,048	38,048	555,441	650,561	511,232
Operating lease obligations(3)	1,956	1,668	679	3,785	8,088	—
Purchase obligations(4)	225,566	74,892	6,307	—	306,765	295,714

Total	246,546	114,608	45,034	559,226	965,414	806,946

(1)
Total contractual cash flows reflect contractual non-derivative financial obligations including interest, operating lease payments, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2019, we had $225.0 million of our secured term loan facility outstanding and $425.0 million of our senior secured notes outstanding.

(3)
We enter into operating leases in the normal course of business. Most lease arrangements provide us with the option to renew the leases at defined terms. The future operating lease obligations would change if we were to exercise these options, or if we were to enter into additional new operating leases. See note 29.2 to our audited consolidated financial statements as of and for the years ended 30 June 2019, 2018 and 2017 included elsewhere in this Annual Report.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £74.3 million which are potentially payable by us if certain specific performance conditions are met.

        Except as disclosed above and in notes 28 to our audited consolidated financial statements as of and for the years ended 30 June 2019, 2018 and 2017 included elsewhere in this Annual Report, as of 30 June 2019, we did not have any material contingent liabilities or guarantees.

G.    SAFE HARBOR

        See the Section entitled "Forward-Looking Statements" at the beginning of this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position
Avram Glazer	58	Executive Co-Chairman and Director
Joel Glazer	52	Executive Co-Chairman and Director
Edward Woodward	47	Executive Vice Chairman and Director
Richard Arnold	48	Group Managing Director and Director
Cliff Baty	49	Chief Financial Officer and Director
Kevin Glazer	57	Director
Bryan Glazer	54	Director
Darcie Glazer Kassewitz	51	Director
Edward Glazer	49	Director
Robert Leitão	56	Independent Director
Manu Sawhney	52	Independent Director
John Hooks	63	Independent Director

        The following is a brief biography of each of our executive officers and directors:

        Avram Glazer, aged 58, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

        Joel Glazer, aged 52, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International and Media Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor's degree.

        Edward Woodward, aged 47, is Executive Vice Chairman and a Director of the Company. He was appointed to our board of directors on 30 April 2012 and is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. In 2015, he was elected to the board of directors of the European Club Association (ECA)—the sole independent body directly representing football clubs at a European level. He is also a director of UCC SA which is the joint venture between UEFA and ECA which facilitates the direct involvement of the ECA in the running of the Champions League and Europa League. Mr. Woodward represents the club at meetings of the English Premier League's shareholders. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the Club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan's international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers LLP in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

        Richard Arnold, aged 48, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In his previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company's sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International's Sports innovator of the year list in 2011. In both 2017 and 2018, Mr. Arnold has been named as an LGBT+ Executive Ally by the charity OUTstanding in recognition of the work he has done to progress LGBT+ inclusion at Manchester United for employees and supporters. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

        Cliff Baty, aged 49, is the Company's Chief Financial Officer and a Director of the Company. He was appointed to our board of directors on 14 December 2017. He is responsible for managing all aspects of financial reporting and financial control of the Company. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

        Kevin Glazer, aged 57, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chief Executive Officer of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

        Bryan Glazer, aged 54, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL's Media O & O Committee. Mr. Glazer serves on the board of directors of the Glazer Children's Museum. He received a bachelor's degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

        Darcie Glazer Kassewitz, aged 51, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is the President of the Glazer Family Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

        Edward Glazer, aged 49, is a Director of the Company. He is currently a director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and CEO of US Property Trust.

        Robert Leitão, aged 56, is an Independent Director of the Company. He is joint Managing Partner, Co-Chairman of the Group Executive Committee, and Head of Global Advisory, at Rothschild & Co. Since joining Rothschild & Co as a Director in 1998, Mr. Leitão was appointed Managing Director in 2000, Head of Mergers and Acquisitions in 2001, Head of UK Global Advisory in 2008, and has been a member of the Group Executive Committee since 2010. He was appointed Head of Global Advisory, worldwide, in 2013, and a Managing Partner of Rothschild & Co in 2016. Prior to joining Rothschild & Co, Mr. Leitão was a Director of UK Head of M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College London in 1984, and qualified as a Chartered Accountant with KPMG in 1987. Mr. Leitão is also Chairman of the Trustees of the not-for-profit digital charity box, Pennies Foundation.

        Manu Sawhney, aged 52, is an Independent Director of the Company. With over 27 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney currently serves as the Chief Executive Officer of the International Cricket Council (ICC). ICC is the global governing body for the sport of cricket representing 105 members, the ICC governs and administrates the game and is responsible for the staging of major international tournaments including the ICC Men's World Cup and Women's World Cup and the ICC Men's and Women's T20 World Cups as well as all associated qualifying events. The ICC presides over the ICC Code of Conduct which sets the professional standards of discipline for international cricket, playing conditions, bowling reviews and other ICC regulations and appoints match officials. Mr. Sawhney prior to this role served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state's premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS's growth and expansion across multiple platforms in various markets across Asia including business expansion in Taiwan, start-up of a new joint venture in South Korea, consolidation of business in China and securing long term strategic partnerships in India, Malaysia, Indonesia and Singapore. Prior to heading ESS's Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS's South Asia business based out of India. Before joining ESS, Mr. Sawhney worked for 3 years with ITC Global Holdings based out of Vietnam and India. Mr. Sawhney holds a Bachelor's degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).

        John Hooks, aged 63, is an Independent Director of the Company. He has been in the luxury fashion industry for over 35 years and has held positions in some of the sector's most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT's regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia

as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company's global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. He is also a senior adviser to McKinsey & Company and is on the board of Miroglio Fashion S.r.l.

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

B.    COMPENSATION

        We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2019 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

        The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2019 was £10,729,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management, however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2019 was £20,000.

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

        During the year ended 30 June 2019, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
Outstanding at beginning of the year	83,153
Awarded during the year	55,976
Vested during the year	(44,577)

Outstanding at the end of the year	94,552

        The fair value of shares awarded during the year was $18.30 (£14.34) per share.

Share reserve

        Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 15,059,727 shares remain available for issuance as of 23 September 2019.

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

C.    BOARD PRACTICES

Board of directors

        We currently have 12 directors, three of whom are independent directors, on our board of directors. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Any vacancies on our board of directors or additions to the existing board of directors can be filled by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Each of our directors holds office until he resigns or is removed from office as discussed above.

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

D.    EMPLOYEES

Employees

        The average monthly number of employees during the years ended 30 June 2019, 2018 and 2017, including directors, was as follows:

	2019 Number	2018 Number	2017 Number
Average number of employees:
Football—men's and women's players	104	81	74
Football—technical and coaching	163	165	136
Commercial	114	121	120
Media	85	87	90
Administration and other	474	468	445

Average monthly number of employees	940	922	865

        We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 3,340, 3,858 and 2,053 temporary employees in fiscal years 2019, 2018 and 2017, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.    SHARE OWNERSHIP

        The following table shows the number of shares owned by our directors and members of our executive management as of 23 September 2019:

	Class A Ordinary Shares		%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)	707,613		1.74%	20,899,366	16.85%	16.38%
Joel Glazer(3)	1,707,614		4.21%	21,899,366	17.66%	17.23%
Edward Woodward	539,146		1.33%	—	—	0.04%
Richard Arnold		(*)	(*)	—	—	(*)
Cliff Baty		(*)	(*)	—	—	(*)
Kevin Glazer(4)	—		—	20,899,366	16.85%	16.32%
Bryan Glazer(5)	—		—	19,899,365	16.05%	15.54%
Darcie Glazer Kassewitz(6)	603,806		1.49%	20,899,365	16.85%	16.37%
Edward Glazer(7)	—		—	19,503,172	15.73%	15.23%
Robert Leitão	—		—	—	—	—
Manu Sawhney	—		—	—	—	—
John Hooks	—		—	—	—	—

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

(3)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and JMGT Holdings LLC and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company's voting shares) as of 23 September 2019, based on notifications made to the Company or public filings:

	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Baron Capital Group, Inc.	13,540,541	33.37%	—	—	1.06%
Lindsell Train Limited	10,928,016	26.93%	—	—	0.85%
Jupiter Asset Management Limited	2,725,214	6.72%	—	—	0.21%
Lansdowne Partners Limited	2,228,355	5.49%	—	—	0.17%
Avram Glazer(2)	707,613	1.75%	20,899,366	16.85%	16.38%
Joel M. Glazer(3)	1,707,614	4.21%	21,899,366	17.66%	17.23%
Kevin Glazer(4)	—	—	20,899,366	16.85%	16.32%
Bryan G. Glazer(5)	—	—	19,899,365	16.05%	15.54%
Darcie S. Glazer(6)	603,806	1.49%	20,899,365	16.85%	16.37%
Edward S. Glazer(7)	—	—	19,503,172	15.73%	15.23%

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

(3)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and JMGT Holdings LLC and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

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

        Since 23 September 2016, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

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

  •
  on 14 February 2018, Jupiter Asset Management Ltd. made a public filing that it held 2,836,210 of our Class A ordinary shares, representing 0.22% of total voting power;

  •
  on 3 October 2018, Lansdowne Partners (UK) LLP made a public filing that it held 2,679,315 of our Class A ordinary shares, representing 0.21% of total voting power;

  •
  on 1 November 2018, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 1,707,614 of our Class A ordinary shares and 21,899,366 of our Class B ordinary shares, representing 17.23% of total voting power;

  •
  on 1 November 2018, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 19,899,365 of our Class B ordinary shares, representing 15.54% of total voting power;

  •
  on 1 February 2019, Jupiter Asset Management Limited made a public filing that it held 2,725,214 of our Class A ordinary shares, representing 0.21% of total voting power;

  •
  on 13 February 2019, Lansdowne Partners (UK) LLP made a public filing that it held 2,228,355 of our Class A ordinary shares, representing 0.17% of total voting power;

  •
  on 14 February 2019, Lindsell Train Limited made a public filing that it held 10,928,016 of our Class A ordinary shares, representing 0.85% of total voting power; and

  •
  on 14 February 2019, Baron Capital Group, Inc. made a public filing that it held 13,540,541 of our Class A ordinary shares, representing 1.06% of total voting power.

US Resident Shareholders of Record

        As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 23 September 2019, we had 40,568,765 Class A ordinary shares held by 2,839 US resident shareholders of record, representing approximately 3.17% of total voting power and 124,000,000 Class B ordinary shares held by 12 US resident shareholders of record, representing approximately 96.83% of total voting power.

Shareholders' Arrangements

        As of 23 September 2019, the Company was not aware of any shareholders' arrangements which may result in a change of control of the Company.

ITEM 8.    FINANCIAL INFORMATION

A.    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

        See "Item 18. Financial Statements."

Legal and Arbitration Proceedings

        There have been no governmental, judicial or arbitration proceedings (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2016 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

        In fiscal year 2019, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

B.    SIGNIFICANT CHANGES

Registrations

        The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2019, for total proceeds, net of associated costs, of £66,926,000. The associated net book value was £51,901,000. Also subsequent to 30 June 2019, solidarity contributions, sell-on fees and contingent consideration totaling £1,421,000 became receivable in respect of previous playing registration disposals.

        Subsequent to 30 June 2019, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £99,388,000. Payments are due within the next 5 years.

Secured term loan facility

        The Group has a secured term loan facility, the outstanding principal amount of which is $225,000,000. The facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date to 6 August 2029.

ITEM 9.    THE OFFER AND LISTING

Markets

        We are incorporated under the Companies Law (as amended) of the Cayman Islands and our shares are listed on the New York Stock Exchange under the symbol "MANU". As of 23 September 2019 we had 164,570,967 ordinary shares listed (comprising 40,570,967 Class A ordinary shares and 124,000,000 Class B ordinary shares).

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

C.    MATERIAL CONTRACTS

        The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

  •
  Agreement, dated 19 May 2008, between The Royal Bank of Scotland plc, as agent for National Westminster Bank plc, and Alderley Urban Investments Limited, a subsidiary of Manchester United Limited, relating to a secured bank loan borrowed by Alderly Urban Investments Limited. A copy of the agreement is included as Exhibit 10.3 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 16 July 2012, as amended. The loan was fully repaid in July 2018.

  •
  Fourth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 5 August 2019, among Red Football Limited, Manchester United Football Club Limited and Bank of America Merrill Lynch International Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.1 to this Annual Report.

  •
  First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 April 2019, among Red Football Limited, the Lenders named therein, and Bank of America Merrill Lynch International Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.

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

  •
  2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.6 to this Annual Report.

  •
  Premier League Handbook, Season 2018/19.    As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2018/19. A copy of the Handbook is included as Exhibit 4.7 to this Annual Report.

  •
  Premier League Handbook, Season 2019/20.    As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2019/20. A copy of the Handbook is included as Exhibit 4.8 to this Annual Report.

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

Foreign Account Tax Compliance Act

        Pursuant to the Foreign Account Tax Compliance Act ("FATCA"), withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and (subject to the proposed Treasury Regulations discussed below) sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity that is a passive non-financial entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

        Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares, While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after 1 January 2019, recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

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

        The Cayman Islands has enacted the International Tax Cooperation (Economic Substance) Law, 2018 (the "Economic Substance Law") in response to the work of the Organization for Economic Co-operation and Development ("OECD") and the EU on fair taxation, and generally requires geographically mobile activities to have substance regardless of whether the activities are conducted in a no or nominal tax jurisdiction. The legislation requires relevant entities to notify the Cayman Islands tax authorities and meet an economic substance test. Under the law, as amended by the International Tax Co-Operation (Economic Substance) (Amendment of Schedule) Regulations 2019, the term "relevant entity" in principle includes a company incorporated in the Cayman Islands but does not include "an entity that is tax resident outside the Islands." On the basis that the Company is treated as a domestic corporation for US federal income tax purposes and treated as if it were a US tax resident, the Company is not expected to be a relevant entity and therefore would not be subject to the abovementioned requirements in the Cayman Islands.

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

        We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.manutd.com/. The information contained on our website is not incorporated by reference in this document.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

        Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 27 to our audited consolidated financial statements as of and for the years ended 30 June 2019, 2018 and 2017 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Foreign exchange risk

        We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant foreign exchange risk we face relates to the revenue received in Euros as a result of participation in UEFA club competitions. We seek to hedge economically the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

        We also receive a significant amount of sponsorship revenue denominated in US dollars. We seek to hedge the foreign exchange risk on future US dollar revenues whenever possible using our US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on retranslation of our US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in a hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues. The foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately.

        As of 30 June 2019, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £27.3 million (this amount is stated gross before deducting related tax).

        Based on exchange rates existing as of 30 June 2019, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £15.1 million for the year ended 30 June 2019. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £18.4 million for the year ended 30 June 2019.

        Payment and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers we may not always be able to predict such cash flow until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable we will seek to economically hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the revenue will be received. When hedging revenue to be received, we also take account of the credit risk of the counterparty.

Cash flow and fair value interest rate risk

        Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facility and our secured term loan facility bear interest at variable rates. As of 30 June 2019, we had £176.9 million of variable rate indebtedness outstanding under our secured term loan facility. We manage our cash flow interest rate risk, where considered appropriate, using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

        Other than as disclosed herein, we have no additional hedging policies.

Derivative Financial Instruments

Interest rate swaps

        We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2019, the fair value of outstanding interest rate swaps was a liability of £2.3 million.

Foreign exchange forward contracts

        We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2019, the fair value of outstanding foreign exchange forward contracts was an asset of £0.1 million.

Embedded foreign exchange derivatives

        We have a number of foreign exchange based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2019, the fair value of such derivatives was an asset of £0.2 million.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None.

ITEM 15.    CONTROLS AND PROCEDURES

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2019, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

        Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2019 was effective.

        Our internal control over financial reporting as of 30 June 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-4 of this Annual Report.

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

        Our Code of Business Conduct and Ethics is available on our website at https://ir.manutd.com/. The information contained on our website is not incorporated by reference in this Annual Report.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        PricewaterhouseCoopers LLP ("PwC") acted as our independent auditor for the fiscal years ended 30 June 2019 and 2018. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2019 and 2018, and breaks down these amounts by category of service:

	2019 £'000	2018 £'000
Audit Fees	517	500
Tax Fees	160	212
All Other Fees	45	184

Total	722	896

Audit Fees

        Audit fees for the years ended 30 June 2019 and 2018 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Tax Fees

        Tax fees for the years ended 30 June 2019 and 2018 were related to tax compliance and tax planning services.

All Other Fees

        All other fees in the years ended 30 June 2019 and 2018 related to services in connection with corporate compliance matters.

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
2.2	Description of Share Capital of Manchester United plc
4.1
Fourth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 5 August 2019, among Red Football Limited, Manchester United Football Club Limited and Bank of America Merrill Lynch International Designated Activity Company, as Agent and Lender.
4.2
First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 April 2019, among Red Football Limited, the Lenders named therein, and Bank of America Merrill Lynch International Designated Activity Company, as Agent.
4.3
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
4.5	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).
4.6	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.7	Premier League Handbook, Season 2018/19 (included as Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 28 September 2018).
4.8	Premier League Handbook, Season 2019/20.

8.1	List of significant subsidiaries (included in note 32 to our audited consolidated financial statements included elsewhere in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP, dated 24 September 2019.
15.2	Consent of Kantar Media, dated 13 September 2019.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

Report of Independent Registered Public Accounting Firm

To the board of directors and shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

        We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the "Company") as of 30 June 2019 and 2018 and the related consolidated statements of profit or loss, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended 30 June 2019, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

        The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the 2019 Annual Report. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

24 September 2019

        We have served as the Company's or its predecessors auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
	Note	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Revenue from contracts with customers	4	627,122	589,758	581,254
Operating expenses	5	(602,936)	(564,006)	(511,315)
Profit on disposal of intangible assets	8	25,799	18,119	10,926

Operating profit		49,985	43,871	80,865

Finance costs		(25,470)	(24,233)	(25,013)
Finance income		2,961	6,195	736

Net finance costs	9	(22,509)	(18,038)	(24,277)

Profit before income tax		27,476	25,833	56,588
Income tax expense	10	(8,595)	(63,462)	(17,379)

Profit/(loss) for the year		18,881	(37,629)	39,209

Earnings/(loss) per share during the year
Basic earnings/(loss) per share (pence)	11	11.48	(22.92)	23.90
Diluted earnings/(loss) per share (pence)(2)	11	11.47	(22.92)	23.84

(1)
Comparative amounts have been restated—see note 33 for further details.

(2)
For the year ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2019 and 2017, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

	Year ended 30 June
	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Profit/(loss) for the year	18,881	(37,629)	39,209

Other comprehensive (loss)/income:
Items that may be reclassified to profit or loss
Movements on hedges (note 27.2)	(6,720)	25,397	2,471
Income tax expense relating to movements on hedges (note 27.2)	(1,266)	(21,684)	(865)

Other comprehensive (loss)/income for the year, net of tax	(7,986)	3,713	1,606

Total comprehensive income/(loss) for the year	10,895	(33,916)	40,815

(1)
Comparative amounts have been restated—see note 33 for further details.

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
	Note	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
ASSETS
Non-current assets
Property, plant and equipment	13	246,032	245,401	244,738
Investment properties	14	24,979	13,836	13,966
Intangible assets	15	768,857	799,640	717,544
Deferred tax asset	16	58,415	63,332	141,485
Trade receivables	18	9,889	4,724	15,399
Tax receivables		—	547	—
Derivative financial instruments	19	30	4,807	1,666

		1,108,202	1,132,287	1,134,798

Current assets
Inventories	17	2,130	1,416	1,637
Prepayments		13,030	10,862	13,500
Contract assets—accrued revenue	4.2	39,532	38,018	28,755
Trade receivables	18	23,851	119,073	61,207
Other receivables		1,188	107	270
Tax receivable		643	800	—
Derivative financial instruments	19	312	1,159	3,218
Cash and cash equivalents	20	307,637	242,022	290,267

		388,323	413,457	398,854

Total assets		1,496,525	1,545,744	1,533,652

(1)
Comparative amounts have been restated—see note 33 for further details.

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (Continued)

		As of 30 June
	Note	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
EQUITY AND LIABILITIES
Equity
Share capital	21	53	53	53
Share premium		68,822	68,822	68,822
Merger reserve		249,030	249,030	249,030
Hedging reserve	27.2	(35,544)	(27,558)	(31,271)
Retained earnings		132,841	136,757	193,453

Total equity		415,202	427,104	480,087

Non-current liabilities
Deferred tax liabilities	16	31,865	29,134	21,536
Contract liabilities—deferred revenue	4.2	33,354	37,085	39,648
Trade and other payables	22	79,183	104,271	83,587
Borrowings	23	505,779	486,694	497,630
Derivative financial instruments	19	2,298	—	655

		652,479	657,184	643,056

Current liabilities
Contract liabilities—deferred revenue	4.2	190,146	180,512	203,445
Trade and other payables	22	230,386	267,996	190,315
Tax liabilities		2,859	3,874	9,772
Borrowings	23	5,453	9,074	5,724
Derivative financial instruments	19	—	—	1,253

		428,844	461,456	410,509

Total equity and liabilities		1,496,525	1,545,744	1,533,652

(1)
Comparative amounts have been restated—see note 33 for further details.

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

	Share capital £'000	Share premium £'000	Merger reserve £'000	Hedging reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2016 as previously reported	52	68,822	249,030	(32,989)	173,367	458,282
Adjustment(1)	—	—	—	112	1,985	2,097

Restated balance at 1 July 2016	52	68,822	249,030	(32,877)	175,352	460,379

Profit for the year (restated(1))	—	—	—	—	39,209	39,209
Cash flow hedges (restated(1))	—	—	—	2,471	—	2,471
Tax expense relating to movements on hedges (restated(1))	—	—	—	(865)	—	(865)

Total comprehensive income for the year	—	—	—	1,606	39,209	40,815
Equity-settled share-based payments (note 25)	—	—	—	—	2,187	2,187
Dividends paid (note 12)	—	—	—	—	(23,295)	(23,295)
Proceeds from shares issued (note 21)	1	—	—	—	—	1

Balance at 30 June 2017	53	68,822	249,030	(31,271)	193,453	480,087

Loss for the year (restated(1))	—	—	—	—	(37,629)	(37,629)
Cash flow hedges (restated(1))	—	—	—	25,397	—	25,397
Tax expense relating to movements on hedges (restated(1))	—	—	—	(21,684)	—	(21,684)

Total comprehensive income/(loss) for the year	—	—	—	3,713	(37,629)	(33,916)
Equity-settled share-based payments (note 25)	—	—	—	—	2,915	2,915
Dividends paid (note 12)	—	—	—	—	(21,982)	(21,982)

Balance at 30 June 2018	53	68,822	249,030	(27,558)	136,757	427,104

Profit for the year	—	—	—	—	18,881	18,881
Cash flow hedges	—	—	—	(6,720)	—	(6,720)
Tax expense relating to movements on hedges	—	—	—	(1,266)	—	(1,266)

Total comprehensive income/(loss) for the year	—	—	—	(7,986)	18,881	10,895
Equity-settled share-based payments (note 25)	—	—	—	—	699	699
Dividends paid (note 12)	—	—	—	—	(23,326)	(23,326)
Deferred tax expense relating to share-based payments (note 16)	—	—	—	—	(170)	(170)

Balance at 30 June 2019	53	68,822	249,030	(35,544)	132,841	415,202

(1)
Comparative amounts have been restated—see note 33 for further details.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
	Note	2019 £'000	2018 £'000	2017 £'000
Cash flows from operating activities
Cash generated from operations	24	263,609	119,604	251,759
Interest paid		(18,986)	(18,904)	(19,523)
Interest received		2,857	1,187	736
Tax paid		(2,696)	(6,637)	(5,312)

Net cash inflow from operating activities		244,784	95,250	227,660

Cash flows from investing activities
Payments for property, plant and equipment		(13,737)	(13,260)	(8,373)
Proceeds from sale of property, plant and equipment		—	81	—
Payments for investment properties		(12,424)	—	(641)
Payments for intangible assets(1)		(178,175)	(154,955)	(193,825)
Proceeds from sale of intangible assets(1)		42,994	46,865	51,871

Net cash outflow from investing activities		(161,342)	(121,269)	(150,968)

Cash flows from financing activities
Repayment of borrowings		(3,750)	(419)	(395)
Dividends paid		(23,326)	(21,982)	(23,295)

Net cash outflow from financing activities		(27,076)	(22,401)	(23,690)

Net increase/(decrease) in cash and cash equivalents		56,366	(48,420)	53,002
Cash and cash equivalents at beginning of year		242,022	290,267	229,194
Effect of exchange rate changes on cash and cash equivalents		9,249	175	8,071

Cash and cash equivalents at end of year	20	307,637	242,022	290,267

(1)
Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players' and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 15. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 22. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 18.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1 General information

        Manchester United plc (the "Company") and its subsidiaries (together the "Group") is a men's and women's professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company's shares are listed on the New York Stock Exchange.

        These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£'000) except when otherwise indicated.

        These financial statements were approved by the board of directors on 24 September 2019.

2 Summary of significant accounting policies

        This note provides a list of the significant accounting policies adopted in the preparation of these consolidated financial statements to the extent they have not been disclosed in the other notes below. The policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements are for the Group consisting of Manchester United plc and its subsidiaries.

2.1   Basis of preparation

(i)    Compliance with IFRS

        The consolidated financial statements of Manchester United plc have been prepared in accordance with International Financial Reporting Standards ("IFRS") and interpretations issued by the IFRS Interpretations Committee ("IFRS IC") applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board ("IASB").

(ii)   Historical cost convention

        The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss, unless hedge accounting applies.

(iii) New and amended standards adopted by the Group

        The Group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 July 2018:

  •
  IFRS 9, "Financial instruments", addresses the classification, measurement and recognition of financial assets and financial liabilities. The implementation of IFRS 9 did not have a material impact on the Group's financial statements as at 1 July 2018. The new standard introduced expanded disclosure requirements and changes in presentation. These have changed the nature and extent of the Group's disclosures about its financial instruments.

  •
  IFRS 15, "Revenue from contracts with customers", deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows from an entity's contracts with customers. The implementation of IFRS 15 did have a material impact on the Group's financial statements as at 1 July 2018 and consequently prior year amounts have been restated. Further details can be found in note 33.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

(iv)  New standards and interpretations not yet adopted

        Certain new standards and interpretations have been published that are not mandatory for 30 June 2019 reporting periods and have not been early adopted by the Group. The Group's assessment of the impact of these new standards and interpretations is set out below.

  •
  IFRS 16, "Leases"

  •
  The Group will adopt IFRS 16 from 1 July 2019. IFRS 16 introduces a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments. Thus, leases classified as operating leases with lease payments recorded in the consolidated statement of profit or loss under the existing accounting policy will be included in the consolidated balance sheet.

  •
  The Group has elected to apply the 'simplified approach' on initial adoption of IFRS 16, consequently comparative information will not be restated. The Group has also elected to apply the following transitional practical expedients:

  •
  lease liabilities will be measured at the present value of the remaining lease payments, discounted using the Group's incremental borrowing rate as at 1 July 2019;

  •
  right-of-use assets will be measured at an amount equal to the lease liability.

  •
  The new treatment of leases will result in an increase in non-current assets and financial liabilities as these leases are capitalised as well as increasing underlying EBITDA, offset by an increase in depreciation and an increase in finance charges. This will result in a higher operating profit. The depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract in contrast to the typical straight-line treatment of existing operating lease expenses.

  •
  The Group expects to recognise right-of-use assets of approximately £6.0 million on 1 July 2019 and lease liabilities of the same amount. The Group expects that profit before tax for the year ending 30 June 2020 will decrease by approximately £0.1 million as a result of adopting the new standard. Adjusted EBITDA and operating profit are expected to increase by approximately £1.7 million. Operating cash flows will increase and financing cash flows decrease by £1.6 million as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

  •
  The difference between the operating lease commitment disclosure in note 29.2 (£8.1 million) and the above IFRS 16 lease liability balances is primarily due to the fact that the IFRS 16 lease liability balances are discounted.

  •
  The Group's activities as a lessor are not expected to be materially impacted by the new standard.

        There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.2   Principles of consolidation and equity accounting

        Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the:

  •
  fair values of the assets transferred

  •
  liabilities incurred to the former owners of the acquired business

  •
  equity interests issued by the Group

  •
  fair value of any asset or liability resulting from a contingent consideration arrangement, and

  •
  fair value of any pre-existing equity interest in the subsidiary.

        Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest's proportionate share of the acquired entity's net identifiable assets.

        Acquisition-related costs are expensed as incurred.

        The excess of the:

  •
  consideration transferred,

  •
  the amount of any non-controlling interest in the acquired entity, and

  •
  acquisition date fair value of any previous interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

        Inter-company transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.3   Segment reporting

        The Group has one reportable segment, being the operation of a men's and women's professional football club. The chief operating decision maker (being the board of directors and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains financial information, being the consolidated statement of profit or loss, consolidated balance sheet and consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

whole. The Group has investment properties, however, this is not considered to be a material business segment and is therefore not reported as such.

2.4   Foreign currency translation

(i)    Functional and presentation currency

        Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in pounds sterling, which is the Group's functional and presentation currency.

(ii)   Transactions and balances

        Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges. Foreign exchange gains and losses that relate to unhedged borrowings are presented in the statement of profit or loss, within finance costs or finance income. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within operating expenses.

(iii) Group companies

        The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentational currency are translated into the presentational currency as follows:

  •
  assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet

  •
  income and expenses for each statement of profit or loss and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions), and

  •
  all resulting exchange differences are recognized in other comprehensive income.

(iv)  Exchange rates

        The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2019	2018	2017	2019	2018	2017
Euro	1.1170	1.1309	1.1379	1.1346	1.1327	1.1663
US Dollar	1.2718	1.3194	1.2988	1.2959	1.3465	1.2774

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.5   Revenue recognition

        The Group's accounting policies for revenue from contracts with customers are disclosed in note 4.

2.6   Employee benefits

(i)    Short-term obligations

        Liabilities for wages and salaries, including non-monetary benefits and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accruals and classified as current liabilities in the balance sheet.

(ii)   Football staff remuneration

        Remuneration is charged to operating expenses on a straight-line basis over the contract periods based on the amount payable to players and key football management staff for that period. Any performance bonuses are recognized when the Company considers that it is probable that the condition related to the payment will be achieved.

        Signing-on fees are typically paid to players and key football management staff in equal annual installments over the term of the contract. Installments are paid at or near the beginning of each financial year and recognized as prepayments. They are subsequently charged to profit or loss (as employee benefit expenses) on a straight-line basis over the financial year. Signing-on fees paid form part of cash flows from operating activities.

        Loyalty fees are bonuses which are paid to players and key football management staff either at the beginning of a renewed contract or in installments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the individual to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in arrears in equal annual installments over the term of the contract. These are paid at the beginning of the next financial year and the related charge is recognized within employee benefit expenses in profit or loss on a straight-line basis over the current financial year.

(iii) Post-employment pension obligations

        The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme ('the scheme'—see note 26.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group's contributions into this scheme are reflected within the statement of profit or loss when they fall due. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.

        The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The Group's contributions into this scheme are recognized as an employee benefit expenses when they are due.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

(iv)  Share-based payments

        The Group operates a share-based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Group.

        Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.

        For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognized in profit or loss for the year. Details regarding the determination of the fair value of share-based transactions are set out in note 25.

2.7   Operating leases

        Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

        Lease income from operating leases where the Group is lessor is recognized in income on a straight-line basis over the lease term. The respective leased assets are included in the balance sheet based on their nature.

2.8   Exceptional items

        The Group's accounting policies for exceptional items are disclosed in note 6.

2.9   Income tax

        The income tax expense or credit for the period is the tax payable on the current period's taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

        The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, it reports as a US domestic corporation for US federal corporate income tax purposes and is subject to US federal corporate income tax on the Group's worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the UK. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

        Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

        Deferred tax assets are recognized only if it is probable that future taxable profit will be available to utilize those temporary differences and losses.

        Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

        Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income, in which case the tax is also recognized in other comprehensive income.

2.10 Dividend distribution

        Dividend distributions to the Company's shareholders are recognized when they become legally payable. In the case of interim dividends, this is when they are paid.

2.11 Impairment of assets

        Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs of disposal and value in use, and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

        Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance recovery) cannot generate cash flows on their own. While management does not consider any individual can be separated from the single cash generating unit ("CGU"), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club's men's first team again, for example, a player sustaining a career threatening injury or is permanently removed from the men's first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group's best estimate of the individual's fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

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

        Subsequent costs, for example, capital improvements and refurbishment, are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

        The depreciation methods and periods used by the Group are disclosed in note 13.

        The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

        Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

2.13 Investment properties

        The Group's accounting policy for investment properties is disclosed in note 14.

2.14 Intangible assets

        The cost of and amortization methods and periods used by the Group for goodwill, registrations and other intangible assets are disclosed in note 15.

        The assets' useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

        Assets available for sale (principally players' registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to the end of a reporting period. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.

        Gains and losses on disposal of players' and key football management staff registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in profit or loss within profit on disposal of intangible assets. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in profit or loss when receipt is virtually certain.

        Loan income on players temporarily loaned to other football clubs is recognized separately in profit or loss within profit on disposal of intangible assets.

2.15 Inventories

        The Group's accounting policy for inventories is disclosed in note 17.

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

2.16 Trade receivables

        The Group's accounting policy for trade receivables is disclosed in note 18.

2.17 Derivatives and hedging activities

        Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as hedges of a particular risk associated with the cash flows of recognized assets and liabilities and highly probable forecast transactions (cash flow hedges).

        At inception of the hedge relationship, the Group documents the economic relationship between hedging instruments and hedged items, including whether changes in the cash flows of the hedging instruments are expected to offset changes in the cash flows of hedged items. The Group documents its risk management objective and strategy for undertaking its hedge transactions.

        The fair values of derivative financial instruments are disclosed in note 19. Movements in the hedging reserve are shown in the statement of changes in equity. The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity of the item is more than 12 months, it is classified as a current asset or liability when the remaining maturity of the item is less than 12 months.

(i)    Cash flow hedges that qualify for hedge accounting

        The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

        The Group hedges the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues whenever possible using a portion of the Group's US dollar net borrowings as the hedging instrument. Foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in profit or loss immediately. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in profit or loss immediately.

        The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in profit or loss immediately. The gain or loss relating to any ineffective portion is recognized in profit or loss immediately.

        Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve within equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast transaction that is hedged takes place).

        When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss existing in equity at that time

Notes to the consolidated financial statements (Continued)

2 Summary of significant accounting policies (Continued)

remains in equity and is reclassified when the forecast transaction is ultimately recognized in profit or loss. When the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

(ii)   Derivatives that do not qualify for hedge accounting

        Certain derivative instruments are not designated as hedging instruments and consequently do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognized immediately in profit or loss.

2.18 Cash and cash equivalents

        For the purposes of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

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

2.20 Trade and other payables

        The Group's accounting policy for trade and other payables is disclosed in note 22.

2.21 Borrowings

        Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest rate method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case the fee is deferred until draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

        Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.

3 Critical estimates and judgments

        The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group's accounting policies.

Notes to the consolidated financial statements (Continued)

3 Critical estimates and judgments (Continued)

        This note provides an overview of the areas that involved a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong. Detailed information about each of these estimates and judgments is included in other notes together with information about the basis of calculation for each affected line item in the financial statements.

3.1   Significant estimates and assumptions

        The areas involving significant estimates or judgments are:

  •
  Minimum guarantee revenue recognition—see note 4.3(i)

  •
  Fair value and impairment of registrations—see note 15

  •
  Recognition of deferred tax assets—see note 16

        Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

4 Revenue from contracts with customers

4.1   Disaggregation of revenue from contracts with customers

        The principal activity of the Group is the operation of men's and women's professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men's first team in particular is critical to the ongoing development of the Group. Consequently the chief operating decision maker regards the Group as operating in one material segment, being the operation of professional football clubs.

        All revenue derives from the Group's principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Sponsorship	173,010	172,982	171,530
Retail, merchandising, apparel & products licensing revenue	102,083	102,853	103,991

Commercial	275,093	275,835	275,521

Domestic competitions	148,018	155,123	145,605
European competitions	83,138	38,276	39,541
Other	10,054	10,738	8,952

Broadcasting	241,210	204,137	194,098

Matchday	110,819	109,786	111,635

	627,122	589,758	581,254

(1)
Comparative amounts have been restated—see note 33 for further details.

Notes to the consolidated financial statements (Continued)

4 Revenue from contracts with customers (Continued)

        Revenue derived from entities accounting for more than 10% of revenue in either 2019, 2018 or 2017 were as follows:

	2019 £'000	2018 £'000	Restated(1) 2017 £'000
Premier League	150,959	155,932	147,875
UEFA	83,138	<10%	<10%
adidas	78,813	79,015	79,214
General Motors (Chevrolet)	<10%	<10%	59,446

(1)
Comparative amounts have been restated—see note 33 for further details.

        All non-current assets, other than US deferred tax assets, are held within the United Kingdom.

4.2   Assets and liabilities related to contracts with customers

        Details of movements on assets related to contracts with customers are as follows:

Current contract assets—accrued revenue £'000
At 1 July 2017	28,755
Recognized in revenue during the year	38,018
Cash received during the year	(28,755)

At 30 June 2018	38,018

Recognized in revenue during the year	39,532
Cash received during the year	(38,018)

At 30 June 2019	39,532

        A contract asset (accrued revenue) is recognized if commercial, broadcasting or matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Notes to the consolidated financial statements (Continued)

4 Revenue from contracts with customers (Continued)

        Details of movements on liabilities related to contracts with customers are as follows:

	Current contract liabilities— deferred revenue £'000	Non-current contract liabilities—deferred revenue £'000	Total contract liabilities—deferred revenue £'000
At 1 July 2017 as previously reported	(207,245)	(39,648)	(246,893)
Adjustment(1)	3,800	—	3,800

Restated at 1 July 2017	(203,445)	(39,648)	(243,093)
Recognized in revenue during the year	203,445	—	203,445
Cash received during the year	(177,426)	(523)	(177,949)
Reclassified to current during the year	(3,086)	3,086	—

At 30 June 2018	(180,512)	(37,085)	(217,597)

Recognized in revenue during the year	180,512	—	180,512
Cash received during the year	(180,494)	(5,921)	(186,415)
Reclassified to current during the year	(9,652)	9,652	—

At 30 June 2019	(190,146)	(33,354)	(223,500)

(1)
Comparative amounts have been restated—see note 33 for further details.

        Commercial, broadcasting and matchday consideration which is received in advance of the performance obligation being satisfied is treated as a contract liability (deferred revenue). The deferred revenue is then recognized as revenue when the performance obligation is satisfied. The Group receives substantial amounts of deferred revenue prior to the previous financial year end which is then recognized as revenue throughout the current and, where applicable, future financial years.

4.3   Accounting policies and significant judgments

        Revenue is measured at the fair value of consideration received or receivable from the Group's principal activities excluding transfer fees and value added tax. The Group's principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognizes revenue when the transaction price can be determined; when it is probable that it will collect the consideration to which it is entitled; and when specific performance obligations have been met for each of the Group's activities as described below.

        In instances where the transaction price contains an element of variable or contingent consideration, revenue is recognized based on the most likely amount expected to be received, but only to the extent that it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable or contingent consideration is subsequently resolved.

(i)    Commercial

        Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester

Notes to the consolidated financial statements (Continued)

4 Revenue from contracts with customers (Continued)

United branded merchandise in the UK and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men's first team undertaking tours.

        Revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis). In respect of contracts with multiple performance obligations, the Group allocates the total consideration receivable to each separately identifiable performance obligation based on their relative fair values, and then recognizes the allocated revenue as performance obligations are satisfied evenly over time (i.e. on a straight-line basis) .

        Retail revenue is recognized when control of the products has transferred, being at the point of sale to the customer. License revenue in respect of right to access licences is recognized in line with the performance obligations included within the contract, in instances where these remain the same over the duration of the contract, revenue is recognized evenly on a time elapsed (i.e. straight-line) basis. Sales-based royalty revenue is recognized only when the subsequent sale is made.

Significant estimates and judgments—minimum guarantee revenue recognition

        Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

        The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club's men's first team wins the Premier League, FA Cup or Champions League, or decrease if the club's men's first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Revenue is currently being recognized based on management's estimate that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

(ii)   Broadcasting

        Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.

        Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied i.e.as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management's estimate of where the men's first team will finish at the end of the football season i.e. the most likely outcome).

Notes to the consolidated financial statements (Continued)

4 Revenue from contracts with customers (Continued)

        Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United's performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).

(iii) Matchday

        Matchday revenue is recognized based on matches played throughout the year with revenue from each match (including season ticket allocated amounts) only being recognized when the performance obligation is satisfied i.e. the match has been played. Revenue from related activities such as Conference and Events or the Museum is recognized as the event or service is provided or the facility is used.

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

5 Operating expenses

	2019 £'000	2018 £'000	2017 £'000
Employee benefit expenses (note 7)	(332,356)	(295,935)	(263,464)
Operating lease costs	(1,974)	(1,785)	(2,316)
Auditors' remuneration: audit of parent company and consolidated financial statements	(28)	(28)	(27)
Auditors' remuneration: audit of the Company's subsidiaries	(489)	(472)	(476)
Auditors' remuneration: tax compliance services	(160)	(212)	(392)
Auditors' remuneration: other services	(45)	(184)	(456)
Foreign exchange gains/(losses) on operating activities	76	(994)	(2,646)
Gain/(loss) on disposal of property, plant and equipment	—	81	(43)
Depreciation—property, plant and equipment (note 13)	(11,569)	(10,625)	(10,106)
Depreciation—investment properties (note 14)	(157)	(130)	(122)
Impairment—investment properties (note 14)	(1,124)	—	—
Amortization (note 15)	(129,154)	(138,380)	(124,434)
Sponsorship, other commercial and broadcasting costs	(23,092)	(25,907)	(28,491)
External matchday costs	(20,317)	(24,193)	(26,892)
Property costs	(21,211)	(21,620)	(19,329)
Other operating expenses (individually less than £10,000,000)	(41,737)	(41,705)	(36,874)
Exceptional items (note 6)	(19,599)	(1,917)	4,753

	(602,936)	(564,006)	(511,315)

Notes to the consolidated financial statements (Continued)

6 Exceptional items

	2019 £'000	2018 £'000	2017 £'000
Compensation paid for loss of office	(19,599)	—	—
Football League pension scheme deficit (note 26)	—	(1,917)	—
Impairment reversal—registrations (note 15)	—	—	4,753

	(19,599)	(1,917)	4,753

        Compensation paid for loss of office relates to amounts payable to a former men's first team manager and certain members of the coaching staff.

        The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation at 31 August 2017.

        A registrations impairment charge amounting to £6,693,000 was originally made in the year ended 30 June 2016 in respect of a player who was no longer considered to be a member of the men's first team playing squad. This impairment was reversed during the year ended 30 June 2017 as the player was re-established as a member of the men's first team playing squad. The reversal was calculated to increase the carrying value of the player's registration to the value that would have been recognized had the original impairment not occurred (that is after taking account of normal amortization that would have been charged had no impairment occurred).

(i)    Accounting policy

        Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

7 Employee benefit expenses

7.1   Employee benefit expenses and average number of people employed

	2019 £'000	2018 £'000	2017 £'000
Wages and salaries (including bonuses)	(293,424)	(255,637)	(229,605)
Social security costs	(34,799)	(31,396)	(27,334)
Share-based payments (note 25)	(1,251)	(6,216)	(4,090)
Pension costs—defined contribution schemes (note 26.2)	(2,882)	(2,686)	(2,435)

	(332,356)	(295,935)	(263,464)

        Details of the pension arrangements offered by the Company and the Group are disclosed in note 26.

Notes to the consolidated financial statements (Continued)

7 Employee benefit expenses (Continued)

        The average number of employees during the year, including directors, was as follows:

	2019 Number	2018 Number	2017 Number
By activity:
Football—men's and women's players	104	81	74
Football—technical and coaching	163	165	136
Commercial	114	121	120
Media	85	87	90
Administration and other	474	468	445

Average number of employees	940	922	865

        The Group also employs approximately 3,340 temporary staff on match days (2018: 3,858; 2017: 2,053), the costs of which are included in the employee benefit expense above.

7.2   Key management compensation

        Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group's main operating company, Manchester United Football Club Limited. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2019 £'000	2018 £'000	2017 £'000
Short-term employee benefits	(9,961)	(7,620)	(8,601)
Share-based payments	(748)	(5,275)	(3,654)
Post-employment benefits	(20)	(20)	(71)

	(10,729)	(12,915)	(12,326)

8 Profit on disposal of intangible assets

	2019 £'000	2018 £'000	2017 £'000
Profit on disposal of registrations	24,720	14,709	9,876
Player loan income	1,079	3,410	1,050

	25,799	18,119	10,926

Notes to the consolidated financial statements (Continued)

9 Net finance costs

	2019 £'000	2018 £'000	2017 £'000
Interest payable on bank loans and overdrafts	(1,162)	(1,458)	(1,502)
Interest payable on secured term loan facility and senior secured notes	(18,351)	(17,567)	(18,784)
Amortization of issue costs on secured term loan facility and senior secured notes	(647)	(627)	(608)
Foreign exchange (losses)/gains on retranslation of unhedged US dollar borrowings	(2,650)	—	1,816
Unwinding of discount relating to registrations	(2,280)	(3,492)	(2,401)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(380)	(1,089)	(3,534)

Total finance costs	(25,470)	(24,233)	(25,013)

Interest receivable on short-term bank deposits	2,822	1,243	736
Foreign exchange gains on retranslation of unhedged US dollar borrowings	—	4,952	—
Hedge ineffectiveness on cash flow hedges	139	—	—

Total finance income	2,961	6,195	736

Net finance costs	(22,509)	(18,038)	(24,277)

10 Income tax expense

	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Current tax:
Current tax on profit for the year	(498)	(1,809)	(19,722)
Adjustment in respect of previous years	229	2,590	(2,651)
Foreign tax	(214)	(723)	(2,103)

Total current tax (expense)/credit	(483)	58	(24,476)

Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	(3,452)	(9,371)	(3,379)
Adjustment in respect of previous years	776	(1,787)	1,782
Impact of change in US federal corporate income tax rate on opening balance(2)	—	(48,954)	—

Total US deferred tax expense (note 16)	(2,676)	(60,112)	(1,597)

UK deferred tax:
Origination and reversal of temporary differences	(5,515)	(3,650)	6,161
Adjustment in respect of previous years	79	242	938
Impact of change in UK corporation tax rate	—	—	1,595

Total UK deferred tax (expense)/credit (note 16)	(5,436)	(3,408)	8,694

Total deferred tax (expense)/credit	(8,112)	(63,520)	7,097

Total income tax expense	(8,595)	(63,462)	(17,379)

Notes to the consolidated financial statements (Continued)

10 Income tax expense (Continued)

        A reconciliation of the total income tax expense is as follows:

	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Profit before tax	27,476	25,833	56,588

Profit before tax multiplied by weighted average US federal corporate income tax rate of 21.0% (2018: 28.0%; 2017: 35.0%)	(5,770)	(7,233)	(19,806)
Tax effects of:
Adjustment in respect of previous years	1,085	923	69
Difference in tax rates on non-US operations	63	491	244
Foreign exchange gains on US dollar denominated tax basis	1,311	238	2,362
Expenses not deductible for tax purposes	(3,093)	(695)	(248)
Impact of change in US federal corporate income tax rate on opening balance(2)	—	(48,954)	—
Re-measurement of unrealized foreign exchange US deferred tax asset(3)	—	(8,795)	—
Re-measurement of foreign tax credit US deferred tax asset(4)	(2,191)	1,637	—
One time mandatory US tax charge	—	(1,074)	—

Total income tax expense	(8,595)	(63,462)	(17,379)

(1)
Comparative amounts have been restated—see note 33 for further details.

(2)
The deferred tax expense for the year ended 30 June 2018 included a non-cash, tax accounting write-off of £49.0 million following the enactment of US tax reform on 22 December 2017. The non-cash write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21% which necessitated re-measurement of the then existing US deferred tax position.

(3)
It is no longer deemed probable that the cumulative unrealized foreign exchange gains or losses arising on USD denominated debt will be deductible for US tax purposes when realized. The associated deferred tax asset was therefore derecognized resulting in a non-cash tax expense of £8.8 million in the year ended 30 June 2018. Unrealized foreign exchange gains or losses arising on USD denominated debt are now treated as permanent differences within expenses not deductible for tax purposes.

(4)
The deferred tax asset associated with foreign tax credits is continuously re-measured. This has resulted in a write-off of £2.2 million (2018: write back of £1.6 million; 2017: £nil).

Notes to the consolidated financial statements (Continued)

10 Income tax expense (Continued)

        In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
US deferred tax (note 16)	(2,208)	(17,494)	(1,860)
UK deferred tax (note 16)	2,842	(4,190)	(15,256)

Total deferred tax	634	(21,684)	(17,116)
Current tax	(1,900)	—	16,251

Total income tax expense recognized in other comprehensive income	(1,266)	(21,684)	(865)

(1)
Comparative amounts have been restated—see note 33 for further details.

11 Earnings/(loss) per share

	2019	Restated(1) 2018	Restated(1) 2017
Profit/(loss) for the year (£'000)	18,881	(37,629)	39,209
Basic earnings/(loss) per share (pence)	11.48	(22.92)	23.90
Diluted earnings/(loss) per share (pence)(2)	11.47	(22.92)	23.84

(1)
Comparative amounts have been restated—see note 33 for further details.

(2)
For the year ended 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2019 and 2017, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

(i)    Basic earnings/(loss) per share

        Basic earnings/(loss) per share is calculated by dividing the profit/(loss) for the year by the weighted average number of ordinary shares in issue during the financial year.

(ii)   Diluted earnings/(loss) per share

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

Notes to the consolidated financial statements (Continued)

11 Earnings/(loss) per share (Continued)

(iii)  Weighted average number of shares used as the denominator

	2019 Number '000	2018 Number '000	2017 Number '000
Class A ordinary shares	40,526	40,195	40,025
Class B ordinary shares	124,000	124,000	124,000

Weighted average number of ordinary shares used as the denominator in calculating basic earnings/(loss) per share	164,526	164,195	164,025
Adjustment for calculation of diluted earnings/(loss) per share assumed conversion into Class A ordinary shares	140	415	468

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings/(loss) per share	164,666	164,610	164,493

12 Dividends

        Dividends paid in the year were $29,615,000 (2018: $29,555,000; 2017: $29,525,000) equivalent to $0.18 (2018: $0.18; 2017: $0.18) per share. The pounds sterling equivalents were £23,326,000 (2018: £21,982,000; 2017: £23,295,000) equivalent to £0.14 (2018: £0.13; 2017: £0.14) per share.

Notes to the consolidated financial statements (Continued)

13 Property, plant and equipment

	Freehold property £'000	Plant and machinery £'000	Fixtures and fittings £'000	Total £'000
At 1 July 2017
Cost	269,372	34,475	50,236	354,083
Accumulated depreciation	(46,744)	(31,090)	(31,511)	(109,345)

Net book amount	222,628	3,385	18,725	244,738

Year ended 30 June 2018
Opening net book amount	222,628	3,385	18,725	244,738
Additions	—	2,605	8,706	11,311
Disposals	(5)	—	(18)	(23)
Depreciation charge	(3,288)	(1,821)	(5,516)	(10,625)

Closing net book amount	219,335	4,169	21,897	245,401

At 30 June 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)

Net book amount	219,335	4,169	21,897	245,401

Year ended 30 June 2019
Opening net book amount	219,335	4,169	21,897	245,401
Additions	16	3,573	8,611	12,200
Transfers	(241)	4	237	—
Depreciation charge	(3,284)	(2,589)	(5,696)	(11,569)

Closing net book amount	215,826	5,157	25,049	246,032

At 30 June 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)

Net book amount	215,826	5,157	25,049	246,032

(i)    Assets pledged as security

        Property, plant and equipment with a net book amount of £202,664,000 (2018: £205,388,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 23).

(ii)   Depreciation methods and useful lives

        Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4 - 5 years
Fixtures and fittings	7 years

Notes to the consolidated financial statements (Continued)

13 Property, plant and equipment (Continued)

        Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

        See note 2.12 for the other accounting policies relevant to property, plant and equipment, and note 2.11 for the Group's policy regarding impairments.

(iii) Capital commitments

        See note 29.1 for disclosure of capital commitments relating to property, plant and equipment.

14 Investment properties

£'000
At 1 July 2017
Cost	19,769
Accumulated depreciation and impairment	(5,803)

Net book amount	13,966

Year ended 30 June 2018
Opening net book amount	13,966
Depreciation charge	(130)

Closing net book amount	13,836

At 30 June 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)

Net book amount	13,836

Year ended 30 June 2019
Opening net book amount	13,836
Additions	12,424
Depreciation charge	(157)
Impairment charge	(1,124)

Closing net book amount	24,979

At 30 June 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)

Net book amount	24,979

(i)    Other amounts recognized in profit or loss for investment properties

	2019 £'000	2018 £'000	2017 £'000
Rental revenue	1,749	1,371	1,260
Direct operating expenses from properties, all of which generated rental revenue	416	182	679

        The future minimum rentals receivable under non-cancellable operating leases are disclosed in note 29.2.

Notes to the consolidated financial statements (Continued)

14 Investment properties (Continued)

(ii)   Carrying value of investment properties

        Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2019 in accordance with the Royal Institution of Chartered Surveyors ("RICS") Valuation—Professional Standards, January 2014. The fair value of investment properties as of 30 June 2019 was £27,633,000 (2018: £16,450,000). The external valuation was carried out on the basis of Market Value, as defined in the RICS Valuation—Professional Standards, January 2014. Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3 (see note 27.4).

(iii) Contractual commitments

        The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2018: not material).

Notes to the consolidated financial statements (Continued)

15 Intangible assets

	Goodwill £'000	Registrations £'000	Other intangible assets £'000	Total £'000
At 1 July 2017
Cost	421,453	645,433	6,619	1,073,505
Accumulated amortization	—	(354,913)	(1,048)	(355,961)

Net book amount	421,453	290,520	5,571	717,544

Year ended 30 June 2018
Opening net book amount	421,453	290,520	5,571	717,544
Additions	—	243,182	4,495	247,677
Disposals	—	(27,201)	—	(27,201)
Amortization charge	—	(136,993)	(1,387)	(138,380)

Closing book amount	421,453	369,508	8,679	799,640

At 30 June 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)

Net book amount	421,453	369,508	8,679	799,640

Year ended 30 June 2019
Opening net book amount	421,453	369,508	8,679	799,640
Additions	—	103,326	3,585	106,911
Disposals	—	(8,540)	—	(8,540)
Amortization charge	—	(125,532)	(3,622)	(129,154)

Closing book amount	421,453	338,762	8,642	768,857

At 30 June 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	—	(433,566)	(5,322)	(438,888)

Net book amount	421,453	338,762	8,642	768,857

(i)    Cost of and amortization methods and useful lives

        Goodwill arose largely in relation to the Group's acquisition of Manchester United Limited in 2005 and represents the excess of the cost of the acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized but it is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Goodwill is carried at cost less accumulated impairment losses.

        When goodwill is tested for impairment the recoverable amount of the cash-generating unit is determined based on a value-in-use calculation. This calculation requires the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out below.

        The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past

Notes to the consolidated financial statements (Continued)

15 Intangible assets (Continued)

experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2018: 2.5%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

        Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

        The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.6% (2018: 7.8%) for each period, and certain assumptions around progression in domestic and UEFA club competitions, and registrations capital expenditure.

        Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

        The following sensitivity analysis was performed:

  •
  increase the discount rate by 1%;

  •
  more prudent assumptions around qualification for UEFA club competitions.

        In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

        Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

        The costs associated with the acquisition of players' and key football management staff registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, Premier League levy fees, agents' fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player's former club (with associated levy fees payable to the Premier League), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player's and key football management staff registration.

        Registrations costs are fully amortized using the straight-line method over the period covered by the player's and key football management staff contract. Where a contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.

        Other intangible assets comprise website, mobile applications, software and trademark registration costs and are initially measured at cost and are subsequently carried at cost less accumulated amortization and any provision for impairment. Amortization is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:

Website, mobile applications and software	3 years
Trademark registrations	10 years

        See note 2.14 for the other accounting policies relevant to intangible assets, and note 2.11 for the Group's policy regarding impairments.

Notes to the consolidated financial statements (Continued)

15 Intangible assets (Continued)

Significant estimates and judgments—fair value and impairment of registrations

        The costs associated with the acquisition of players' and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2019 is disclosed in note 28.1.

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

        The unamortized balance of existing registrations as of 30 June 2019 was £338.8 million, of which £124.6 million is expected to be amortized in the year ended 30 June 2020. The remaining balance is expected to be amortized over the four years to 30 June 2024. This does not take into account player additions after 30 June 2019, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to 30 June 2019, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)   Capital commitments

        See note 29.1 for disclosure of capital commitments relating to other intangible assets.

(iii) Internally generated other intangible assets

        Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2019 was £1,979,000 and £667,000 respectively (2018: £1,412,000 and £39,000 respectively).

16 Deferred tax

        Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2019 £'000	Restated(1) 2018 £'000
US deferred tax assets	(58,415)	(63,332)
UK deferred tax liabilities	31,865	29,134

At 30 June	(26,550)	(34,198)

Notes to the consolidated financial statements (Continued)

16 Deferred tax (Continued)

        The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2019 £'000	Restated(1) 2018 £'000
At 1 July	(34,198)	(119,949)
Expensed to statement of profit or loss (note 10)	8,112	63,520
(Credited)/expensed to other comprehensive income (note 10)	(634)	21,684
Expense relating to share-based payments(2)	170	—
Reclassification to tax receivable(3)	—	547

At 30 June	(26,550)	(34,198)

(1)
Comparative amounts have been restated—see note 33 for further details.

(2)
Expense relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date—see consolidated statement of changes in equity above.

(3)
The reclassification to tax receivable in the year ended 30 June 2018 relates to alternative minimum tax payable which prior to the US tax reform was expected to be offset against future US tax liabilities. Following the US tax reform (substantively enacted on 22 December 2017) this was expected to be repaid to the Group.

        The movement in US net deferred tax assets are as follows:

	Foreign tax credits £'000	Net operating losses £'000	Unrealized foreign exchange and derivative movements £'000	Intangible assets £'000	Deferred revenue £'000	Other £'000	Total £'000
At 1 July 2017 (restated(1))	(40,047)	(1,070)	(32,859)	(47,247)	(15,459)	(4,803)	(141,485)
Expensed/(credited) to statement of profit or loss (note 10)	13,504	(2,096)	11,931	26,026	7,732	3,015	60,112
(Credited)/expensed to other comprehensive income (note 10)	(4,271)	(233)	22,124	—	—	(126)	17,494
Reclassification to tax receivable	—	—	—	—	—	547	547

At 30 June 2018	(30,814)	(3,399)	1,196	(21,221)	(7,727)	(1,367)	(63,332)
Expensed/(credited) to statement of profit or loss (note 10)	(279)	795	(344)	6,163	(21)	(3,638)	2,676
Expensed/(credited) to other comprehensive income (note 10)	942	2,604	(1,338)	—	—	—	2,208
Expense relating to share-based payments	(137)	—	—	—	—	170	33

At 30 June 2019	(30,288)	—	(486)	(15,058)	(7,748)	(4,835)	(58,415)

(1)
Comparative amounts have been restated—see note 33 for further details.

Notes to the consolidated financial statements (Continued)

16 Deferred tax (Continued)

        The movement in UK net deferred tax liabilities are as follows:

	Accelerated tax depreciation £'000	Rolled over gain on player disposal £'000	Non qualifying property £'000	Property fair value adjustment £'000	Net operating losses £'000	Other(1) £'000	Total £'000
At 1 July 2017	836	5,176	11,901	13,576	(27)	(9,926)	21,536
(Credited)/expensed to statement of profit or loss (note 10)	(31)	2,213	(3)	(429)	(85)	1,743	3,408
Expensed to other comprehensive income (note 10)	—	—	—	—	—	4,190	4,190

At 30 June 2018	805	7,389	11,898	13,147	(112)	(3,993)	29,134
Expensed/(credited) to statement of profit or loss (note 10)	(99)	1,933	(3)	(429)	112	3,922	5,436
(Credited) to other comprehensive income (note 10)	—	—	—	—	—	(2,842)	(2,842)
Expense relating to share-based payments	—	—	—	—	—	137	137

At 30 June 2019	706	9,322	11,895	12,718	—	(2,776)	31,865

(1)
The "Other" deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; property, plant and equipment temporary differences; and salaries not paid before 15 September of the following year.

Significant estimates and judgments—recognition of deferred tax assets

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

        At 30 June 2019 there is an unrecognized US deferred tax asset of £18,971,000 (2018: £19,610,000) in respect of foreign tax credits in the US. At 30 June 2019, the Group had no unrecognized UK deferred tax assets (2018: £nil).

17 Inventories

	2019 £'000	2018 £'000
Finished goods	2,130	1,416

Notes to the consolidated financial statements (Continued)

17 Inventories (Continued)

(i)    Accounting policy

        Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods comprises cost of purchase and, where appropriate, other directly attributable costs. It excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

(ii)   Amounts recognized in profit or loss

        Inventories recognized as an expense during the year ended 30 June 2019 amounted to £8,664,000 (2018: £8,450,000; 2017: £8,598,000). These were included in operating expenses.

18 Trade receivables

	2019 £'000	2018 £'000
Trade receivables	46,694	133,505
Less: provision for impairment of trade receivables	(12,954)	(9,708)

Net trade receivables	33,740	123,797

Less: non-current portion
Trade receivables	9,889	4,724

Non-current trade receivables	9,889	4,724

Current trade and receivables	23,851	119,073

(i)    Accounting policy

        Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. Details about the Group's impairment policies and the calculation of the provision for impairment are provided in note 27.1(b). If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.

(ii)   Amounts included in trade receivables

        Net trade receivables include transfer fees receivable from other football clubs of £18,270,000 (2018: £29,214,000) of which £9,889,000 (2018: £4,724,000) is receivable after more than one year. Net trade receivables also include £12,725,000 (2018: £77,357,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities—deferred revenue.

(iii) Fair value of trade receivables

        The fair value of net trade receivables as at 30 June 2019 was £34,259,000 (2018: £124,050,000) before discounting of cash flows.

Notes to the consolidated financial statements (Continued)

18 Trade receivables (Continued)

(iv)  Impairment and risk exposure

        Information about the impairment of trade receivables, their credit quality and the Group's exposure to foreign exchange risk, interest rate risk and credit risk can be found in note 27.

19 Derivative financial instruments

        The Group has the following derivative financial instruments:

	2019		2018
	Assets £'000	Liabilities £'000	Assets £'000	Liabilities £'000
Used for hedging:
Interest rate swaps	—	(2,298)	4,490	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	245	—	624	—
Forward foreign exchange contracts	97	—	852	—

	342	(2,298)	5,966	—

Less non-current portion:
Used for hedging:
Interest rate swaps	—	(2,298)	4,490	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	30	—	317	—

Non-current derivative financial instruments	30	(2,298)	4,807	—

Current derivative financial instruments	312	—	1,159	—

(i)    Fair value hierarchy

        Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

  •
  Level 1—the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.

  •
  Level 2—the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

  •
  Level 3—if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.

(ii)   Valuation techniques used to determine fair value

        All of the financial instruments detailed above are included in level 2. Specific valuation techniques used to value financial instruments include:

  •
  The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

Notes to the consolidated financial statements (Continued)

19 Derivative financial instruments (Continued)

  •
  The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value;

  •
  The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value.

20 Cash and cash equivalents

	2019 £'000	2018 £'000
Cash at bank and in hand	307,637	242,022

        Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

21 Share capital

	Number of shares (thousands)	Ordinary shares £'000
At 1 July 2017	164,195	53
Employee share-based compensation awards—issue of shares	331	—

At 30 June 2018	164,526	53
Employee share-based compensation awards—issue of shares	45	—

At 30 June 2019	164,571	53

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

        As of 30 June 2019, the Company's issued share capital comprised 40,570,967 Class A ordinary shares and 124,000,000 Class B ordinary shares.

Notes to the consolidated financial statements (Continued)

22 Trade and other payables

	2019 £'000	2018 £'000
Trade payables	196,644	266,316
Other payables	4,689	4,754
Accrued expenses	94,381	83,280
Social security and other taxes	13,855	17,917

	309,569	372,267

Less: non-current portion
Trade payables	77,438	102,067
Other payables	1,745	2,204

Non-current trade and other payables	79,183	104,271

Current trade and other payables	230,386	267,996

(i)    Accounting policy

        Trade and other payables are liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method. They are classified as current liabilities if payment is due within one year or less. If not they are presented as non-current liabilities.

(ii)   Amounts included in trade payables

        Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £187,544,000 (2018: £258,316,000) of which £77,438,000 (2018: £102,067,000) is due after more than one year. Of the amount due after more than one year, £59,889,000 (2018: £65,495,000) is expected to be paid between 1 and 2 years, and the balance of £17,549,000 (2018: £36,572,000) is expected to be paid between 2 and 5 years.

(iii) Amounts included in accrued expenses

        Accrued expenses include £1,165,000 (2018: £4,795,000) related to share-based payment transactions expected to be cash-settled.

(iv)  Fair value of trade payables

        The fair value of trade payables as at 30 June 2019 was £199,922,000 (2018: £270,548,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (Continued)

23 Borrowings

	2019 £'000	2018 £'000
Senior secured notes	330,757	318,347
Secured term loan facility	175,022	168,347
Secured bank loan	—	3,750
Accrued interest on senior secured notes	5,453	5,324

	511,232	495,768

Less: non-current portion
Senior secured notes	330,757	318,347
Secured term loan facility	175,022	168,347

Non-current borrowings	505,779	486,694

Current borrowings	5,453	9,074

(i)    Secured borrowings and assets pledged as security

        The senior secured notes of £330,757,000 (2018: £318,347,000) is stated net of unamortized issue costs amounting to £3,414,000 (2018: £3,770,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2018: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

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

        The senior secured notes were issued by our wholly-owned subsidiary, Manchester United Football Club Limited, and are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and are secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are all wholly-owned subsidiaries of Manchester United plc.

        The secured term loan facility of £175,022,000 (2018: £168,347,000) is stated net of unamortized issue costs amounting to £1,894,000 (2018: £2,185,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2018: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. Subsequent to 30 June 2019, the facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

        The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and

Notes to the consolidated financial statements (Continued)

23 Borrowings (Continued)

is secured against substantially all of the assets of each of those entities. These entities are all wholly-owned subsidiaries of Manchester United plc.

        The secured bank loan was repaid at par on 9 July 2018. The loan attracted interest of LIBOR + 1% per annum.

        The Group also has an undrawn committed revolving borrowing facility of up to £125,000,000 plus (subject to certain conditions) the ability to incur a further £25,000,000 by way of incremental facilities. The facility terminates on 4 April 2025 (although it may be possible for any incremental facilities to terminate after such date). Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time). No drawdowns were made from these facilities during 2019 or 2018.

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

(ii)   Compliance with covenants

        The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2019 and 2018 reporting period.

Notes to the consolidated financial statements (Continued)

24 Cash flow information

24.1 Cash generated from operations

	Note	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
Profit before tax		27,476	25,833	56,588
Adjustments for:
Depreciation	13, 14	11,726	10,755	10,228
Impairment charge/(reversal)	6, 14	1,124	—	(4,753)
Amortization	15	129,154	138,380	124,434
Profit on disposal of intangible assets	8	(25,799)	(18,119)	(10,926)
Net finance costs	9	22,509	18,038	24,277
(Profit)/loss on disposal of property, plant and equipment		—	(81)	43
Non-cash employee benefit expense—equity-settled share-based payments	25	699	2,915	2,187
Foreign exchange (gains)/losses on operating activities		(76)	994	2,646
Reclassified from hedging reserve		6,250	13,914	5,290
Changes in working capital:
Inventories		(714)	221	(711)
Prepayments		(2,168)	2,638	895
Contract assets—accrued revenue		(1,514)	(9,263)	12,198
Trade receivables(2)		82,086	(64,492)	5,089
Other receivables		(1,081)	163	(657)
Contract liabilities—deferred revenue		5,903	(25,496)	18,576
Trade and other payables(2)		8,034	23,204	6,355

Cash generated from operations		263,609	119,604	251,759

(1)
Comparative amounts have been restated—see note 33 for further details.

(2)
These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:

•
an increase in changes to trade receivables of £7,971,000 (2018: increase of £18,374,000; 2017: decrease of £3,224,000); and

•
a decrease in changes to trade and other payables of £70,732,000 (2018: increase of £74,088,000; 2017: decrease of £26,428,000).

24.2 Net debt reconciliation

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

Notes to the consolidated financial statements (Continued)

24 Cash flow information (Continued)

        The following tables provide an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current borrowings £'000	Current borrowings £'000	Cash and cash equivalents £'000	Total £'000
Net debt at 1 July 2017	497,630	5,724	(290,267)	213,087
Cash flows	—	(17,083)	48,420	31,337
Non-cash movements	(10,936)	20,433	(175)	9,322

Net debt at 30 June 2018	486,694	9,074	(242,022)	253,746
Cash flows	—	(21,973)	(56,366)	(78,339)
Non-cash movements	19,085	18,352	(9,249)	28,188

Net debt at 30 June 2019	505,779	5,453	(307,637)	203,595

        Non-cash movements largely comprise foreign exchange gains or losses arising on re-translation of the US dollar denominated secured term loan facility and senior secured notes, amortization of debt issue costs and the movement on accrued interest on senior secured notes, partially offset by foreign exchange gain or losses arising on translation of foreign currency denominated cash and cash equivalents.

25 Share-based payments

        The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the "Equity Plan"), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 15,059,727 remain available for issuance.

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

        Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A ordinary shares
At 1 July 2018	83,153
Awarded	55,976
Vested	(44,577)

At 30 June 2019	94,552

        The fair value of the shares awarded during the year was $18.30 (£14.34) per share.

Notes to the consolidated financial statements (Continued)

25 Share-based payments (Continued)

        For the year ended 30 June 2019, the Group recognized total expenses related to equity-settled share-based payment transactions of £699,000 (2018: £2,915,000; 2017: £2,187,000) and total expenses related to cash-settled share-based payment transactions of £552,000 (2018: £3,301,000; 2017: £1,903,000).

26 Pension arrangements

26.1 Defined benefit scheme

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

        A charge of £nil (2018: £1,917,000; 2017: £nil) has been made to the statement of profit or loss during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

        The Group currently pays total contributions of £459,000 per annum and this amount will increase by 5% per annum from September 2019. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.

        As of 30 June 2019, the present value of the Group's outstanding contributions (i.e. its future liability) is £2,204,000 (2018: £2,638,000). This amounts to £459,000 (2018: £434,000) due within one year and £1,745,000 (2018: £2,204,000) due after more than one year and is included within other payables.

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

        Upon the wind-up of the Scheme with a surplus, any surplus will be used to augment benefits. Under the more likely scenario of there being a deficit, this will be split amongst the clubs in line with their contribution schedule. Should an individual club choose to leave the Scheme, they would be

Notes to the consolidated financial statements (Continued)

26 Pension arrangements (Continued)

required to pay their share of the deficit based on a proxy buyout basis (i.e. valuing the benefits on a basis consistent with buying out the benefits with an insurance company).

26.2 Defined contribution schemes

        Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2019 amounted to £2,882,000 (2017: £2,686,000; 2017: £2,435,000). As at 30 June 2019, contributions of £335,000 (2018: £295,000) due in respect of the current reporting period had not been paid over to the pension schemes.

        The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.

27 Financial risk management

27.1 Financial risk factors

        This note explains the Group's exposure to financial risks and how those risks could affect the Group's future financial performance. The Group's overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.

        The policy for each financial risk is described in more detail below.

a)    Market risk

(i)    Foreign exchange risk

        The Group is exposed to the following foreign exchange risks:

  •
  Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2019 the Group recognized a total of €94.4 million of revenue denominated in Euros (2018: €43.4 million; 2017: €47.2 million). The Group seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

  •
  Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2019 the Group recognized a total of $155.9 million of revenue denominated in US dollars (2018: $164.4 million; 2017: $157.9 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see note 27.2 below).

  •
  Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 23). At 30 June 2019 the secured term loan facility and senior secured notes included principal amounts of $650,000,000 (2018: $650,000,000) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group's US dollar cash balances) is hedged to the extent possible (see note 27.2 below). Interest is paid on these borrowings in US dollars.

  •
  Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

    the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.

  •
  Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

        It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2019				2018
	Average exchange rate	Foreign currency €'000	Notional value €'000	Fair value €'000	Average exchange rate	Foreign currency €'000	Notional value €'000	Fair value €'000
Buy Euro	1.1272	(6,639)	(5,890)	97	1.1523	(46,000)	(39,919)	852

        The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2019 the fair value of such derivatives was an asset of £245,000 (2018: £624,000).

        The Group's exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2019		2018
	Euro €'000	US Dollar €'000	Euro €'000	US Dollar €'000
Contract assets—accrued revenue	713	1,316	—	—
Trade receivables	10,286	10,718	10,720	89,262
Derivative financial assets	—	—	852	5,114
Cash and cash equivalents	30,276	244,156	61,854	127,688
Trade and other payables	(22,657)	(1,609)	(137,018)	(1,033)
Borrowings	—	(505,779)	—	(492,018)
Derivative financial liabilities	—	(2,298)	—	—

	18,618	(253,496)	(63,592)	(270,987)

Sensitivity

        As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/ GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2019 was as follows:

  •
  if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £2.1 million lower (2018: £4.2 million higher).

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

  •
  if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £1.6 million higher (2018: £5.2 million lower).

  •
  if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £21.8 million higher (2018: £17.8 million higher).

  •
  if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £29.6 million lower (2018: £21.7 million lower).

(ii)   Cash flow and fair value interest rate risk

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

        The Group manages its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. Details of the interest rate swaps committed to at the reporting date are provided in note 27.2 below.

b)    Credit risk

        Credit risk is managed on a Group basis and arises from contract assets, trade receivables, other receivables, favorable derivative financial instruments, and cash and cash equivalents.

        The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected provision for impairment for all trade receivables, other receivables and contract assets. To measure the expected credit losses, trade receivables, other receivables and contract assets have been grouped based on shared risk characteristics and the days past due. Contract assets relate to unbilled revenue and have substantially the same risk characteristics as the trade receivables for the same types of contracts.

        Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2019 £'000	2018 £'000
Neither past due nor impaired	29,437	111,912
Past due, not impaired	4,303	11,885
Past due, fully impaired	12,954	9,708

Gross trade receivables	46,694	133,505

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

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

        Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £33,740,000 (2018: £123,797,000), £18,270,000 (2018: £29,214,000) relates to amounts receivable from various other football clubs in relation to player trading.

        Management considers that, based on historical information about default rates, the current strength of relationships (a number of which are recurring long term relationships), and forward looking information, the credit quality of trade receivables and other receivables that are neither past due nor impaired, and for contract assets, is good. Trade receivables that are past due but not impaired relate to independent customers for whom there is no recent history of default. Accordingly the identified provision for impairment for these receivables was immaterial. The identified provision for impairment of trade receivables that are past due and impaired is 100%.

        The closing provision for impairment of trade receivables as of 30 June 2019 reconciles to the opening provision for impairment as follows:

	2019 £'000	2018 £'000
Provision as of 1 July	9,708	14,113
Increase in provision recognized in profit or loss during the year	985	160
Receivables written off during the year as uncollectible	(279)	(6,943)
Receivables offset against contract liabilities—deferred revenue	2,517	2,591
Foreign exchange losses/(gains) on retranslation recognized in profit or loss during the year	23	(213)

Provision as of 30 June	12,954	9,708

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

        Trade receivables and contact assets are written off when there is no reasonable expectation of recovery. The creation and release of provision for impaired receivables have been included in 'other operating expenses' in the statement of profit or loss.

        While other receivables, favorable derivative financial instruments, and cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified provision for impairment on these items was immaterial.

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

        Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2019, the Group held cash and cash equivalents of £307,637,000 (2018: £242,022,000).

        The table below analyses the Group's non-derivative financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1 year £'000	Between 1 and 2 years £'000	Between 2 and 5 years £'000	Over 5 years £'000
Trade and other payables excluding social security and other taxes(1)	217,136	61,542	19,657	—
Borrowings	19,024	19,024	57,073	555,441

	236,160	80,566	76,730	555,441
Non-trading(2) and net settled derivative financial instruments:
Cash outflow	460	460	1,379	—
Cash inflow	(97)	—	—	—

At 30 June 2019	236,523	81,026	78,109	555,441

Trade and other payables excluding social security and other taxes(1)	250,300	67,858	40,280	191
Borrowings	22,449	18,692	56,075	554,448

	272,749	86,550	96,355	554,639
Non-trading(2) and net settled derivative financial instruments:
Cash inflow	(1,600)	(748)	(2,245)	(748)

At 30 June 2018	271,149	85,802	94,110	553,891

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

27.2 Hedging activities

        The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

        The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group's US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group's US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2019 to June 2023. The foreign exchange gains or losses arising on re-translation of the Group's unhedged US dollar borrowings are recognized in the

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:

	2019 $'000	2018 $'000
USD borrowings	650,000	650,000
Hedged USD cash	(308,838)	(128,500)

Net USD debt	341,162	521,500
Hedged future USD revenues	(211,153)	(307,019)

Unhedged USD borrowings	130,009	214,481

Closing exchange rate	1.2718	1.3194

        The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2019 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	2019	2018
Current hedged principal value of loan outstanding ($'000)	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

        As of 30 June 2019, the fair value of the above interest rate swaps was a liability of £2,298,000 (2018: asset of £4,490,000).

        The Group also seeks to hedge the majority of the foreign exchange risk on revenue arising as a result of participation in UEFA club competitions, either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward foreign exchange contracts, at the point at which it becomes reasonably certain that it will receive the revenue. The Group also seeks to hedge the foreign exchange risk on other contracted future foreign exchange expenses using available foreign exchange cash balances and forward foreign exchange contracts.

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

        Details of movements on the hedging reserve are as follows:

	Future US dollar revenues £'000	Interest rate swap £'000	Other £'000	Total, before tax £'000	Tax £'000	Total, after tax £'000
Balance at 1 July 2016 as previously reported	(41,043)	(9,710)	—	(50,753)	17,764	(32,989)
Adjustment(1)	172			172	(60)	112

Restated balance at 1 July 2016	(40,871)	(9,710)	—	(50,581)	17,704	(32,877)

Exchange differences on hedged foreign exchange risks	(11,998)	—	124	(11,874)	—	(11,874)
Reclassified to profit or loss (restated(1))	5,565	—	(275)	5,290	—	5,290
Change in fair value	—	9,055	—	9,055	—	9,055
Tax relating to above (restated(1))	—	—	—	—	(865)	(865)

Movement recognized in other comprehensive income	(6,433)	9,055	(151)	2,471	(865)	1,606

Balance at 30 June 2017	(47,304)	(655)	(151)	(48,110)	16,839	(31,271)

Exchange differences on hedged foreign exchange risks	6,522	—	(184)	6,338	—	6,338
Reclassified to profit or loss (restated(1))	13,791	—	123	13,914	—	13,914
Change in fair value	—	5,145	—	5,145	—	5,145
Tax relating to above (restated(1))	—	—	—	—	(21,684)	(21,684)

Movement recognized in other comprehensive income	20,313	5,145	(61)	25,397	(21,684)	3,713

Balance at 30 June 2018	(26,991)	4,490	(212)	(22,713)	(4,845)	(27,558)

Exchange differences on hedged foreign exchange risks	(6,350)	—	168	(6,182)	—	(6,182)
Reclassified to profit or loss	6,004	—	246	6,250	—	6,250
Change in fair value	—	(6,788)	—	(6,788)	—	(6,788)
Tax relating to above	—	—	—	—	(1,266)	(1,266)

Movement recognized in other comprehensive income	(346)	(6,788)	414	(6,720)	(1,266)	(7,986)

Balance at 30 June 2019	(27,337)	(2,298)	202	(29,433)	(6,111)	(35,544)

(1)
Comparative amounts have been restated—see note 33 for further details.

        Based on exchange rates existing as of 30 June 2019, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £15,093,000 (2018: £21,154,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £18,447,000 (2018: £25,855,000) before tax.

Notes to the consolidated financial statements (Continued)

27 Financial risk management (Continued)

27.3 Capital risk management

        The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as "equity" as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 24.2.

        As of 30 June 2019, the Group had total borrowings of £511.2 million (2018: £495.8 million). As described in note 23 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2019, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

28 Contingent liabilities and contingent assets

28.1 Contingent liabilities

        The Group had contingent liabilities at 30 June 2019 in respect of:

(i)    Transfer fees

        Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £74,321,000 (2018: £66,411,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2018: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2018: no material impact). As of 30 June 2019, the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	35,722	8,805	44,527
International appearances	11,573	22	11,595
Other	17,905	294	18,199

	65,200	9,121	74,321

Notes to the consolidated financial statements (Continued)

28 Contingent liabilities and contingent assets (Continued)

        As of 30 June 2018, the potential amount payable by type of condition and category of player was:

	First team squad £'000	Other £'000	Total £'000
Type of condition:
MUFC appearances/team success/new contract	29,142	7,789	36,931
International appearances	11,343	47	11,390
Other	17,685	405	18,090

	58,170	8,241	66,411

(ii)   Tax matters

        We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players' representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 'Provisions, Contingent Liabilities and Contingent Assets', is not disclosed on the grounds that it is not practicable to be disclosed.

28.2 Contingent assets

(i)    Transfer fees

        Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2019, the amount of such receipt considered to be probable was £707,000 (2018: £2,392,000).

29 Commitments

29.1 Capital commitments

        As of 30 June 2019, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £3,794,000 (2018: £4,054,000) and to other intangible assets amounting to £nil (2018: £nil). These amounts are not recognized as liabilities.

29.2 Non-cancellable operating leases

(i)    The group as lessee

        The Group leases various offices and plant and equipment under non-cancellable operating lease agreements. The majority of the lease agreements are renewable at the end of the lease period at market rate. The lease expenditure charged to the statement of profit or loss during the year is

Notes to the consolidated financial statements (Continued)

29 Commitments (Continued)

disclosed in note 5. Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:

	2019 £'000	2018 £'000
Within 1 year	1,956	1,756
Later than 1 year but not later than 5 years	2,346	2,739
Later than 5 years	3,785	3,866

	8,087	8,361

(ii)   The group as lessor

        The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2019 £'000	2018 £'000
Within 1 year	2,100	1,278
Later than 1 year but not later than 5 years	5,777	2,866
Later than 5 years	13,994	9,550

	21,871	13,694

30 Events occurring after the reporting period

30.1 Registrations

        The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2019, for total proceeds, net of associated costs, of £66,926,000. The associated net book value was £51,901,000. Also subsequent to 30 June 2019, solidarity contributions, sell-on fees and contingent consideration totaling £1,421,000, became receivable in respect of previous playing registration disposals.

        Subsequent to 30 June 2019 the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £99,388,000. Payments are due within the next 5 years.

30.2 Secured term loan facility

        The Group has a secured term loan facility, the outstanding principal amount of which is $225,000,000. The facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date to 6 August 2029.

31 Related party transactions

        Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.44% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.07% of the voting power of our outstanding capital stock.

Notes to the consolidated financial statements (Continued)

32 Subsidiaries

        The Group's subsidiaries at 30 June 2019 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

Name of entity	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Commercial Enterprises (Ireland) Limited	Dormant company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women's Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Finance company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

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

33 Restatement of prior periods following implementation of IFRS 15

        The Group adopted IFRS 15 'Revenue from contracts with customers' with effect from 1 July 2018. The implementation of IFRS 15 had a cumulative material impact on the Group's financial statements as at 1 July 2018 and consequently prior year amounts have been restated. The following tables and notes explain how this restatement affected the consolidated statement of profit or loss, consolidated statement of comprehensive income, consolidated balance sheet, and consolidated statement of cash flows.

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Commercial revenue

        IFRS 15 focuses on the identification and satisfaction of performance obligations and includes specific guidance on the methods for measuring progress towards complete satisfaction of a performance obligation therefore revenue on certain commercial contracts is recognised earlier under IFRS 15. The effect of the retrospective application is an increase in cumulative revenue recognised over the financial years up to and including the year ended 30 June 2018 including a reduction to the amount of revenue recognised during the financial year ended 30 June 2018 only.

Broadcasting revenue

        The adoption of IFRS 15 impacted the recognition of broadcasting revenue in prior year quarters, however, it did not affect the amount of broadcasting revenue recognized for the financial year as a whole.

Matchday revenue

        The adoption of IFRS 15 has no impact on the recognition of matchday revenue.

Tax, deferred tax, hedging reserve, retained earnings and deferred revenue

        The impact of the above changes in revenue recognition had subsequent impact on tax (including deferred tax), the hedging reserve, retained earnings and deferred revenue.

        Tax—adjustments to the tax expense and deferred tax are directly in line with the adjustments to revenue.

        Hedging reserve—adjustments to commercial revenue impact the hedging reserve as the underlying US dollar revenue is initially hedged against a portion of the Group's US dollar net borrowings. Amounts accumulated in the hedging reserve are reclassified to the statement of profit or loss in the period when the hedged revenue is recognized in the statement of profit or loss.

        Deferred revenue—all other adjustments to revenue impact deferred revenue as the revenue is received or receivable prior to the period in which the revenue is recognised.

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated statement of profit or loss for the year ended 30 June 2017

	As previously reported £'000	Adjustment £'000	Restated £'000
Commercial revenue	275,471	50	275,521
Broadcasting revenue	194,098	—	194,098
Matchday revenue	111,635	—	111,635

Total revenue	581,204	50	581,254
Operating expenses	(511,315)	—	(511,315)
Profit on disposal of intangible assets	10,926	—	10,926

Operating profit	80,815	50	80,865

Finance costs	(25,013)	—	(25,013)
Finance income	736	—	736

Net finance costs	(24,277)	—	(24,277)

Profit before income tax	56,538	50	56,588
Income tax expense	(17,361)	(18)	(17,379)

Profit for the year	39,177	32	39,209

Earnings per share during the year:
Basic earnings per share (pence)	23.88	0.02	23.90
Diluted earnings per share (pence)	23.82	0.02	23.84

Consolidated statement of comprehensive income for the year ended 30 June 2017

	As previously reported £'000	Adjustment £'000	Restated £'000
Profit for the year	39,177	32	39,209

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Movements on hedges	1,946	525	2,471
Tax expense relating to movements on hedges	(681)	(184)	(865)

Other comprehensive income for the year, net of tax	1,265	341	1,606

Total comprehensive income for the year	40,442	373	40,815

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated balance sheet as of 30 June 2017

	As previously reported £'000	Adjustment £'000	Restated £'000
ASSETS
Non-current assets
Property, plant and equipment	244,738	—	244,738
Investment properties	13,966	—	13,966
Intangible assets	717,544	—	717,544
Deferred tax asset	142,107	(622)	141,485
Trade receivables	15,399	—	15,399
Derivative financial instruments	1,666	—	1,666

	1,135,420	(622)	1,134,798

Current assets
Inventories	1,637	—	1,637
Prepayments	13,500	—	13,500
Contract assets—accrued revenue	28,755	—	28,755
Trade receivables	61,207	—	61,207
Other receivables	270	—	270
Derivative financial instruments	3,218	—	3,218
Cash and cash equivalents	290,267	—	290,267

	398,854	—	398,854

Total assets	1,534,274	(622)	1,533,652

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(31,724)	453	(31,271)
Retained earnings	191,436	2,017	193,453

	477,617	2,470	480,087

Non-current liabilities
Deferred tax liabilities	20,828	708	21,536
Contract liabilities—deferred revenue	39,648	—	39,648
Trade and other payables	83,587	—	83,587
Borrowings	497,630	—	497,630
Derivative financial instruments	655	—	655

	642,348	708	643,056

Current liabilities
Contract liabilities—deferred revenue	207,245	(3,800)	203,445
Trade and other payables	190,315	—	190,315
Tax liabilities	9,772	—	9,772
Borrowings	5,724	—	5,724
Derivative financial instruments	1,253	—	1,253

	414,309	(3,800)	410,509

Total equity and liabilities	1,534,274	(622)	1,533,652

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated statement of cash flows for the year ended 30 June 2017

        The implementation of IFRS 15 affected elements of cash generated from operations but did not affect the overall total. Other than that, the implementation of IFRS 15 had no impact on the consolidated statement of cash flows.

Cash generated from operations for the year ended 30 June 2017

	As previously reported £'000	Adjustment £'000	Restated £'000
Profit before tax	56,538	50	56,588
Depreciation	10,228	—	10,228
Impairment reversal	(4,753)	—	(4,753)
Amortization	124,434	—	124,434
Profit on disposal of intangible assets	(10,926)	—	(10,926)
Net finance costs	24,277	—	24,277
Loss on disposal of property, plant and equipment	43		43
Non-cash employee benefit expense—equity-settled share-based payments	2,187	—	2,187
Foreign exchange losses on operating activities	2,646	—	2,646
Reclassified from hedging reserve	4,765	525	5,290
Changes in working capital:
Inventories	(711)	—	(711)
Prepayments	895	—	895
Contract assets—accrued revenue	12,198	—	12,198
Trade receivables	5,089	—	5,089
Other receivables	(657)	—	(657)
Contract liabilities—deferred revenue	19,151	(575)	18,576
Trade and other payables	6,355	—	6,355

Cash generated from operations	251,759	—	251,759

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated statement of profit or loss for the year ended 30 June 2018

	As previously reported £'000	Adjustment £'000	Restated £'000
Commercial revenue	276,099	(264)	275,835
Broadcasting revenue	204,137	—	204,137
Matchday revenue	109,786	—	109,786

Total revenue	590,022	(264)	589,758
Operating expenses	(564,006)	—	(564,006)
Profit on disposal of intangible assets	18,119	—	18,119

Operating profit	44,135	(264)	43,871

Finance costs	(24,233)	—	(24,233)
Finance income	6,195	—	6,195

Net finance costs	(18,038)	—	(18,038)

Profit before income tax	26,097	(264)	25,833
Income tax expense	(63,367)	(95)	(63,462)

Loss for the year	(37,270)	(359)	(37,629)

Loss per share during the year:
Basic loss per share (pence)	(22.70)	(0.22)	(22.92)
Diluted loss per share (pence)	(22.70)	(0.22)	(22.92)

Consolidated statement of comprehensive income for the year ended 30 June 2018

	As previously reported £'000	Adjustment £'000	Restated £'000
Loss for the year	(37,270)	(359)	(37,629)

Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Movements on hedges	25,878	(481)	25,397
Tax expense relating to movements on hedges	(21,892)	208	(21,684)

Other comprehensive income for the year, net of tax	3,986	(273)	3,713

Total comprehensive loss for the year	(33,284)	(632)	(33,916)

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated balance sheet as of 30 June 2018

	As previously reported £'000	Adjustment £'000	Restated £'000
ASSETS
Non-current assets
Property, plant and equipment	245,401	—	245,401
Investment properties	13,836	—	13,836
Intangible assets	799,640	—	799,640
Deferred tax asset	63,974	(642)	63,332
Trade receivables	4,724	—	4,724
Tax receivable	547	—	547
Derivative financial instruments	4,807	—	4,807

	1,132,929	(642)	1,132,287

Current assets
Inventories	1,416	—	1,416
Prepayments	10,862	—	10,862
Contract assets—accrued revenue	38,018	—	38,018
Trade receivables	119,073	—	119,073
Other receivables	107	—	107
Tax receivable	800	—	800
Derivative financial instruments	1,159	—	1,159
Cash and cash equivalents	242,022	—	242,022

	413,457	—	413,457

Total assets	1,546,386	(642)	1,545,744

EQUITY AND LIABILITIES
Equity
Share capital	53	—	53
Share premium	68,822	—	68,822
Merger reserve	249,030	—	249,030
Hedging reserve	(27,738)	180	(27,558)
Retained earnings	135,099	1,658	136,757

	425,266	1,838	427,104

Non-current liabilities
Deferred tax liabilities	28,559	575	29,134
Contract liabilities—deferred revenue	37,085	—	37,085
Trade and other payables	104,271	—	104,271
Borrowings	486,694	—	486,694

	656,609	575	657,184

Current liabilities
Contract liabilities—deferred revenue	183,567	(3,055)	180,512
Trade and other payables	267,996	—	267,996
Tax liabilities	3,874	—	3,874
Borrowings	9,074	—	9,074

	464,511	(3,055)	461,456

Total equity and liabilities	1,546,386	(642)	1,545,744

Notes to the consolidated financial statements (Continued)

33 Restatement of prior periods following implementation of IFRS 15 (Continued)

Consolidated statement of cash flows for the year ended 30 June 2018

        The implementation of IFRS 15 affected elements of cash generated from operations but did not affect the overall total. Other than that, the implementation of IFRS 15 had no impact on the consolidated statement of cash flows.

Cash generated from operations for the year ended 30 June 2018

	As previously reported £'000	Adjustment £'000	Restated £'000
Profit before tax	26,097	(264)	25,833
Depreciation	10,755	—	10,755
Amortization	138,380	—	138,380
Profit on disposal of intangible assets	(18,119)	—	(18,119)
Net finance costs	18,038	—	18,038
Profit on disposal of property, plant and equipment	(81)		(81)
Equity-settled share-based payments	2,915	—	2,915
Foreign exchange losses on operating activities	994	—	994
Reclassified from hedging reserve	14,395	(481)	13,914
Changes in working capital:
Inventories	221	—	221
Prepayments	2,638	—	2,638
Contract assets—accrued revenue	(9,263)	—	(9,263)
Trade receivables	(64,492)	—	(64,492)
Other receivables	163	—	163
Contract liabilities—deferred revenue	(26,241)	745	(25,496)
Trade and other payables	23,204	—	23,204

Cash generated from operations	119,604	—	119,604

34 Additional information—Financial Statement Schedule I

        Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission ("SEC") Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc's consolidated subsidiaries as of 30 June 2019 exceeded the 25% threshold.

        As of 30 June 2019, the Group had total borrowings of £511.2 million (2018: £495.8 million). As described in note 23 above, the Group's revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2019, the Group was in compliance with the restricted payment covenants and all other covenants under its

Notes to the consolidated financial statements (Continued)

34 Additional information—Financial Statement Schedule I (Continued)

revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

        As of 30 June 2019, 2018 and 2017 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

        During the year ended 30 June 2019, cash dividends equivalent to $0.18 (2018: $0.18; 2017: $0.18) per share were declared and paid by the Company. The pounds sterling equivalents were £0.14 (2018: £0.13; 2017: £0.14) per share.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2019 £'000	2018 £'000	2017 £'000
Operating expenses	(3,455)	(3,423)	(2,013)
Income from shares in group undertakings	23,326	21,982	23,295

Profit before income tax	19,871	18,559	21,282
Income tax expense	—	—	—

Profit for the year	19,871	18,559	21,282

        There were no items of other comprehensive loss or income in the years ended 30 June 2019, 2018 or 2017 and therefore no statement of comprehensive income has been presented.

Notes to the consolidated financial statements (Continued)

34 Additional information—Financial Statement Schedule I (Continued)

Condensed balance sheet of the Company

	As of 30 June
	2019 £'000	2018 £'000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265

	319,265	319,265

Current assets
Other receivables	1,108	1,314
Cash and cash equivalents	116	340

	1,224	1,654

Total assets	320,489	320,919

EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Retained earnings	245,050	247,806

	313,925	316,681

Current liabilities
Other payables	6,564	4,238

	6,564	4,238

Total equity and liabilities	320,489	320,919

Notes to the consolidated financial statements (Continued)

34 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of changes in equity of the Company

	Share capital £'000	Share premium £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2016	52	68,822	248,140	317,014

Profit for the year	—	—	21,282	21,282

Total comprehensive income for the year	—	—	21,282	21,282
Equity-settled share based payments	—	—	2,187	2,187
Dividends paid	—	—	(23,295)	(23,295)
Proceeds from shares issued	1	—	—	1

Balance at 30 June 2017	53	68,822	248,314	317,189

Profit for the year	—	—	18,559	18,559

Total comprehensive income for the year	—	—	18,559	18,559
Equity-settled share based payments	—	—	2,915	2,915
Dividends paid	—	—	(21,982)	(21,982)

Balance at 30 June 2018	53	68,822	247,806	316,681

Profit for the year	—	—	19,871	19,871

Total comprehensive income for the year	—	—	19,871	19,871
Equity-settled share based payments	—	—	699	699
Dividends paid	—	—	(23,326)	(23,326)

Balance at 30 June 2019	53	68,822	245,050	313,925

Notes to the consolidated financial statements (Continued)

34 Additional information—Financial Statement Schedule I (Continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2019 £'000	2018 £'000	2017 £'000
Cash flows from operating activities
Profit before tax	19,871	18,559	21,282
Adjustments for:
Non-cash employee benefit expense—equity-settled share-based payments	699	2,915	2,187
Foreign exchange (gains)/losses on operating activities	(37)	114	42
Changes in working capital:
Other receivables	206	(191)	(998)
Other payables	2,326	517	1,125

Net cash inflow from operating activities	23,065	21,914	23,638

Cash flows from financing activities
Dividends paid	(23,326)	(21,982)	(23,295)

Net cash outflow from financing activities	(23,326)	(21,982)	(23,295)

Net (decrease)/increase in cash and cash equivalents	(261)	(68)	343
Cash and cash equivalents at beginning of year	340	522	221
Exchange losses on cash and cash equivalents	37	(114)	(42)

Cash and cash equivalents at end of year	116	340	522

        The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2019 £'000	Restated(1) 2018 £'000	Restated(1) 2017 £'000
IFRS profit/(loss) reconciliation:
Parent only—IFRS profit for the year	19,871	18,559	21,282
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(990)	(56,188)	17,927

Consolidated IFRS profit/(loss) for the year	18,881	(37,629)	39,209

IFRS equity reconciliation:
Parent only—IFRS equity	313,925	316,681	317,189
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	101,277	110,423	162,898

Consolidated—IFRS equity	415,202	427,104	480,087

(1)
Comparative amounts have been restated—see note 33 for further details.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc (Registrant)
Date: 24 September 2019	By:	/s/ EDWARD WOODWARD
		Name:	Edward Woodward
		Title:	Executive Vice Chairman