Form 20-F
period 2020-06-30
Manchester United plc
filed 2020-10-23
CIK 1549107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended 30 June 2020
OR
☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-35627
MANCHESTER UNITED plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
38,939,193 Class A ordinary shares
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐ No ☒

i

GENERAL INFORMATION
In this annual report on Form 20-F (“Annual Report”), references to “Manchester United,” “the Company,” “our Company,” “our business,” “we,” “us” and “our” are, as the context requires, to Manchester United plc together with its consolidated subsidiaries as a consolidated entity.
Throughout this Form 20-F, we refer to the following football leagues and cups:
•
the English Premier League (the “Premier League”);

•
the Emirates FA Cup (the “FA Cup”);

•
the English Football League Cup (the “EFL Cup”);

•
the Union of European Football Associations Champions League (the “Champions League”); and

•
the Union of European Football Associations Europa League (the “Europa League”).

The term “Matchday” refers to all domestic and European football match day activities from Manchester United men’s games at Old Trafford, the Manchester United football stadium, along with receipts for domestic cup (such as the EFL Cup and the FA Cup) games not played at Old Trafford plus receipts from Manchester United women’s home games. Fees for arranging other events at the stadium are also included as Matchday revenue.
PRESENTATION OF FINANCIAL AND OTHER DATA
We report under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and IFRS Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.
All references in this Annual Report to (i) “pounds sterling,” “pence,” “p” or “£” are to the currency of the United Kingdom, (ii) “US dollar,” “USD” or “$” are to the currency of the United States, and (iii) “Euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
FORWARD-LOOKING STATEMENTS
This Annual Report contains estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties, including the effects of the novel coronavirus COVID-19 (“COVID-19”) pandemic, and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results may be materially different and worse from what we expect.
All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:
•
risks related to the impact of the COVID-19 pandemic, including the severity and duration of the outbreak, actions taken by government authorities to contain the outbreak or treat its impact, the impact on our fans, sponsors and suppliers, other impacts to the business, and the Company’s ability to sufficiently manage and mitigate the strategic and operational impact of such events;

•
the effect of adverse economic conditions on our operations;

•
maintaining, enhancing and protecting our brand and reputation in order to expand our follower and sponsorship base;

•
our ability to attract and retain key personnel, including players;

•
our dependence on the performance and popularity of our men’s first team;

•
our ability to renew or replace key commercial agreements on similar or better terms or attract new sponsors;

•
the negotiation and pricing of key media contracts, which are outside of our control;

•
our reliance on European competitions as a source of future income;

•
the impact of the United Kingdom’s decision to exit from the European Union (the “EU”) on the movement of players or other regulations;

•
our dependence on relationships with certain third parties;

•
our relationship with merchandising, licensing, sponsor and other commercial partners;

•
our exposure to credit related losses in connection with key media, commercial and transfer contracts;

•
our dependence on Matchday revenue;

•
our exposure to competition, both in football and the various commercial markets in which we do business;

•
our ability to protect ourselves from cyber-attacks on our IT systems;

•
actions taken by other Premier League clubs that are contrary to our interests;

•
our relationship with the various leagues to which we belong and the application of their respective rules and regulations;

•
our ability to execute a digital media strategy that generates the revenue we anticipate;

•
the impact resulting from serious injuries or losses of the playing staff;

•
our ability to maintain, train and build an effective international sales and marketing infrastructure, and manage the risks associated with such an expansion;

•
uncertainty with regard to exchange rates, our tax rate and our cash flow;

•
brand impairments resulting from failures to adequately protect our intellectual property and curbing sales of counterfeit merchandise;

•
our ability to adequately protect against media piracy and identity theft of our followers’ account information;

•
our exposure to the effects of seasonality in our business;

•
maintaining our match attendance at Old Trafford;

•
any natural disasters, terrorist incidents or other events beyond our control that adversely affect our operations;

•
the effect of our indebtedness on our financial health and competitive position;

•
estimates and estimate methodologies used in preparing our consolidated financial statements; and

•
the future trading prices of our Class A ordinary shares and the impact of securities analysts’ reports on these prices.

Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance, principally “Item 3. Key Information—D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.
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
References to our “1.1 billion fans and followers” are based on a survey conducted by Kantar (a division of WPP plc) in 2019 and paid for by us. As in the survey conducted by Kantar, we define the term “fans” as those individuals who answered survey questions, unprompted, with the answer that Manchester United was their favorite football team in the world and the term “followers” as those individuals who answered survey questions, unprompted, with the answer that Manchester United is a football team that they proactively follow in addition to their favorite football team. For example, we and Kantar included in the definition of “follower” a respondent who watched live Manchester United matches, followed highlights coverage or read or talked about Manchester United regularly.
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
To calculate the number of fans and followers from the approximately 54,000 responses, Kantar applied assumptions based on third-party data sets covering certain factors including population size, country specific characteristics such as wealth and GDP per capita, and affinity for sports and media penetration. They then extrapolated the results to the rest of the world, representing an extrapolated adult population of 5 billion people. However, while Kantar believes the extrapolation methodology was robust and consistent with consumer research practices, as with all surveys, there are inherent limitations in extrapolating survey results to a larger population than those actually surveyed. As a result of these limitations, our number of followers and fans may be significantly less or significantly more than the extrapolated survey results. Kantar’s extrapolated results also accounted for non-internet users. To do so, Kantar had to make assumptions about the preferences and behaviors of non-internet users in those countries surveyed. For surveyed markets with especially low internet penetration, these assumptions reduced the number of our followers in those countries and there is no guarantee that the assumptions applied are accurate. Survey results also account only for claimed consumer behavior rather than actual consumer behavior and as a result, survey results may not reflect real consumer behavior with respect to football or the consumption of our content and products. The Kantar survey indicates that the information that it contains has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that the survey results are reliable, we have not independently verified the data contained in the survey.
In addition to the survey conducted by Kantar, this Annual Report references the following industry publications and third-party studies:
•
television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2019/20 season up to 30 June 2020 (the “Futures Data”); and

•
a paper published by AT Kearney, Inc. in 2014 entitled “Winning in the Business of Sports” (“AT Kearney”).

v

PART I
ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.   KEY INFORMATION
A.
SELECTED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including statement of profit or loss data, other data and balance sheet data) presented as of and for the years ended 30 June 2020, 2019, 2018, 2017 and 2016 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of and for the years ended 30 June 2017 and 2016 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.
The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2020 and 2019 and for the years ended 30 June 2020, 2019 and 2018 have been included elsewhere in this Annual Report.
Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2020	2019	2018	2017	2016
	(£’000, unless otherwise indicated)
Statement of profit or loss data:
Revenue from contracts with customers(1)	509,041	627,122	589,758	581,254	515,694
Analyzed as:
Commercial revenue	279,044	275,093	275,835	275,521	268,667
Broadcasting revenue	140,203	241,210	204,137	194,098	140,440
Matchday revenue	89,794	110,819	109,786	111,635	106,587
Operating expenses–before exceptional items	(522,204)	(583,337)	(562,089)	(516,068)	(421,574)
Analyzed as:
Employee benefit expenses	(284,029)	(332,356)	(295,935)	(263,464)	(232,242)
Other operating expenses	(92,876)	(108,977)	(117,019)	(117,942)	(91,244)
Depreciation and impairment	(18,543)	(12,850)	(10,755)	(10,228)	(10,079)
Amortization	(126,756)	(129,154)	(138,380)	(124,434)	(88,009)
Operating expenses–exceptional items	—	(19,599)	(1,917)	4,753	(15,135)
Total operating expenses	(522,204)	(602,936)	(564,006)	(511,315)	(436,709)
Operating (loss)/profit before profit/(loss) on disposal of intangible assets	(13,163)	24,186	25,752	69,939	78,985
Profit/(loss) on disposal of intangible assets	18,384	25,799	18,119	10,926	(9,786)
Operating profit	5,221	49,985	43,871	80,865	69,199
Finance costs	(27,391)	(25,470)	(24,233)	(25,013)	(20,459)
Finance income	1,352	2,961	6,195	736	442
Net finance costs	(26,039)	(22,509)	(18,038)	(24,277)	(20,017)
(Loss)/profit before income tax	(20,818)	27,476	25,833	56,588	49,182
Income tax expense(2)	(2,415)	(8,595)	(63,462)	(17,379)	(12,584)
(Loss)/profit for the year(1)/(2)	(23,233)	18,881	(37,629)	39,209	36,598
Weighted average number of ordinary shares (thousands)	164,253	164,526	164,195	164,025	163,890
Diluted weighted average number of ordinary shares (thousands)(3)	164,253	164,666	164,195	164,448	164,319
Basic (loss)/earnings per share (pence)(1)/(2)	(14.14)	11.48	(22.92)	23.90	22.33
Diluted (loss)/earnings per share (pence)(1)/(2)/(3)	(14.14)	11.47	(22.92)	23.84	22.27

(1)
Revenue for the year ended 30 June 2020 has been significantly impacted by the COVID-19 pandemic and governmental measures to manage the spread of the disease. Government imposed restrictions resulted in the suspension of all Premier League, FA Cup and UEFA Europa League matches from 13 March 2020. The Premier League and FA Cup resumed in June 2020 and the UEFA Europa League resumed in August 2020. All remaining matches were played behind closed doors. The postponement has resulted in the deferral of a number of matches, originally expected to be played in the financial year ended 30 June 2020, as well as the remaining matches being played behind closed doors, the impact of which was to reduce Broadcasting and Matchday revenues for the year ended 30 June 2020. Broadcasting revenue has been further impacted by rebates due to broadcasters following disruption of the 2019/20 competitions. Further, Old Trafford and its flagship Megastore operations as well as Museum, Stadium Tour and Red Café operations were closed in mid-March 2020. The Old Trafford Megastore re-opened during June 2020 with a variety of safety measures in place in line with Government guidance.

The stadium and Museum and Stadium Tour operations remain closed. Accordingly, this resulted in a loss for the year ended 30 June 2020 and basic and diluted loss per share.
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

(3)
For the years ended 30 June 2020 and 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the years ended 30 June 2019, 2017 and 2016, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2020	2019	2018	2017	2016
	(£’000, unless otherwise indicated)
Other data:
Commercial revenue	279,044	275,093	275,835	275,521	268,667
Analyzed as:
Sponsorship revenue	182,709	173,010	172,982	171,530	171,329
Retail, merchandising, apparel & products licensing revenue	96,335	102,083	102,853	103,991	97,338
Adjusted EBITDA(4)	132,136	185,789	176,804	199,848	192,208
Dividends declared per share ($)	0.18	0.18	0.18	0.18	0.18
Dividends declared per share (£ equivalent)	0.14	0.14	0.13	0.14	0.12
	As of 30 June
	2020	2019	2018	2017	2016
	(£’000)
Balance sheet data:
Cash and cash equivalents	51,539	307,637	242,022	290,267	229,194
Total assets	1,383,466	1,496,525	1,545,744	1,533,652	1,451,385
Total liabilities	1,032,234	1,081,323	1,118,640	1,053,565	991,006
Total equity	351,232	415,202	427,104	480,087	460,379
	Season
	2020	2019	2018	2017	2016
Home games played(5):
Premier League	16	19	19	19	19
European Games	4	5	4	7	6
Domestic Cups	4	2	3	5	4
Away games played(5):
Premier League	16	19	19	19	19
European Games	5	5	5	8	6
Domestic Cups	6	3	6	5	5
Total games played(5):
Premier League	32	38	38	38	38
European Games	9	10	9	15	12
Domestic Cups	10	5	9	10	9

(4)
We define Adjusted EBITDA as (loss)/profit for the year before depreciation and impairment,

amortization, (profit)/loss on disposal of intangible assets, exceptional items, net finance costs, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is susceptible to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily (profit)/loss on disposal of intangible assets and exceptional items), capital structure (primarily finance costs), and items outside the control of our management (primarily taxes). Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.
The following is a reconciliation of (loss)/profit for the years presented to Adjusted EBITDA:
	Year ended 30 June
	2020	2019	2018	2017	2016
	(£’000)
(Loss)/profit for the year	(23,233)	18,881	(37,629)	39,209	36,598
Adjustments:
Tax expense	2,415	8,595	63,462	17,379	12,584
Net finance costs	26,039	22,509	18,038	24,277	20,017
(Profit)/loss on disposal of intangible assets	(18,384)	(25,799)	(18,119)	(10,926)	9,786
Exceptional items(a)	—	19,599	1,917	(4,753)	15,135
Amortization	126,756	129,154	138,380	124,434	88,009
Depreciation and impairment	18,543	12,850	10,755	10,228	10,079
Adjusted EBITDA	132,136	185,789	176,804	199,848	192,208

(a)
See notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

(5)
As a direct consequence of COVID-19, and the resulting government imposed restrictions, all Premier League, FA Cup and UEFA Europa League matches were suspended from 13 March 2020. The Premier League and FA Cup resumed in June 2020 and completed in July 2020 and August 2020 respectively. The UEFA Europa League resumed and completed in August 2020. The temporary postponement of all competitions has resulted in four home and six away matches relating to 2019/20 competitions being played at the start of the 2020/21 financial year. This includes three home and three away Premier League matches, the FA Cup semi-final, one Europa League home match and the Europa League single-leg quarter-final and semi-final. From June 2020, all matches have been played behind closed doors.

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
Risks Related to Our Business
The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.
We are closely monitoring the impact of the outbreak of COVID-19 on all aspects of our business, including how it will impact our broadcasting and Matchday operations, our sponsorship and credit agreements, and our employees, fans, sponsors, customers and suppliers. COVID-19 has had a significant adverse impact on our reported results for the year ended 30 June 2020. The impact is primarily due to a reduction in Broadcasting and Matchday revenues following the postponement of the Premier League season and UEFA and FA Cup competitions beginning in mid-March 2020 and rebates due to broadcasters following disruption of the 2019/20 competitions. The Premier League and FA Cup resumed in June 2020 and the UEFA Europa League resumed in August 2020 with all matches played behind closed doors. Further, regulatory and organizational mandates set forth by governing bodies resulted in the closure of Old Trafford football stadium and its flagship Megastore, and Museum and Stadium Tour operations in mid-March 2020. The Old Trafford Megastore re-opened during June 2020 with a variety of safety measures in place in line with Government guidance. The stadium and Museum and Stadium Tour operations remain closed. The timing for re-opening and any modified participant levels is currently uncertain. The extent to which our operations may continue to be impacted by the COVID-19 pandemic will depend largely on future developments including the re-opening of the stadium and resumption of matches played in front of a crowd, which are highly uncertain and cannot be accurately predicted. New information which may emerge concerning the severity of the COVID-19 outbreak and actions by government authorities to contain the outbreak or treat its impact may further impact our operations. As such, we are unable to predict with certainty the ultimate further impact that COVID-19 may have on our business, future results of operations, financial position or cash flows. We are also unable to predict with certainty the impact that COVID-19 may continue to have on our fans, sponsors, customers, and suppliers; however, any material effect on these parties could negatively impact us. In addition, if there is a future resurgence of COVID-19 following its initial containment, the negative impacts on our business may be exacerbated. If we are unable to sufficiently manage and mitigate the strategic and operational impact of COVID-19, in the short- and medium-term, the future results of our business may be materially negatively impacted. Though we continue to monitor the COVID-19 pandemic closely, this situation is changing rapidly and additional impacts may arise that we are not aware of currently. Moreover, to the extent that the COVID-19 pandemic harms our business and operations, many of the other risks described in this “Risk Factors” section should be interpreted as heightened risks.
If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.
The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our men’s first team’s performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers’ commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require additional resources to rebuild our brand and reputation.
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
We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our men’s first team and youth academy, as well as coaching staff, is critical to our men’s first team’s success in league and cup competitions, increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our men’s first team could adversely affect our ability to attract and retain coaches and players. Further, on 31 January 2020, the United Kingdom formally left the EU at 11:00 p.m. GMT after which it entered the transition period specified in the withdrawal agreement, which is scheduled to end on 31 December 2020. The withdrawal of the United Kingdom from the EU means that following the transition period, we will no longer be able to rely on European regulations relating to the movement of players between the United Kingdom and the European Economic Area (“EEA”) unless alternative arrangements are agreed. In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.
We are dependent upon the performance and popularity of our men’s first team.
Our revenue streams are driven by the performance and popularity of our men’s first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our men’s first team’s participation and performance in these competitions. Our men’s first team’s performance can affect all four of our revenue streams:
•
sponsorship revenue through sponsorship relationships;

•
retail, merchandising, apparel & product licensing revenue through product sales;

•
Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europe League distributions and MUTV distribution through linear and digital platforms; and

•
Matchday revenue through ticket sales.

Our men’s first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men’s first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League or the Europa League.
We cannot ensure that our men’s first team will be successful in the Premier League or in the other leagues and tournaments in which it plays. Relegation from the Premier League or a general decline in the success of our men’s first team, particularly in consecutive seasons, would negatively affect our ability to attract or retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners, which would have a material adverse effect on our business, results of operations, financial condition and cash flow.
It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.
Our Commercial revenue for each of the years ended 30 June 2020, 2019 and 2018 represented 54.8%, 43.8%, and 46.8% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including financial services, airline, spirits, automotive, entertainment centers, hotels, betting and kitchen and bathroom fixtures and generators, which typically have contract terms of two to five years.
If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial revenue. Such a reduction could have a material adverse effect on our overall revenue and our ability to continue to compete with the top football clubs in England and Europe.
As part of our business plan, we intend to continue to grow our commercial portfolio by developing and expanding our product categorized approach, which will include partnering with additional sponsors. We may not be able to successfully execute our business plan in promoting our brand to attract new sponsors. We cannot assure you that we will be successful in implementing our business plan or that our Commercial revenue will continue to grow at the same rate as it has in the past or at all. Any of these events could negatively affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.
The underlying probability of being unable to renew or replace key contracts on similar or more favorable terms, or to partner with additional sponsors, has increased as the impact of COVID-19 is felt across the global economy. As a result, there may be a shift in focus for the majority of companies in the short- to medium-term, as these companies reduce perceived “excess” spend on marketing in favor of protecting the operational and financial stability of the entity. See “—The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.”
Negotiation and pricing of key media contracts are outside of our control and those contracts may change in the future.
For each of the years ended 30 June 2020, 2019 and 2018, 80.3%, 60.6% and 74.2% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 12.0%, 34.5% and 18.8% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations (“UEFA”) respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.
In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2021/22 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2020/21 football season, future agreements may not maintain our current level of Broadcasting revenue. Furthermore, existing broadcasting agreements have been and may continue to be, and future broadcasting agreements may also be, adversely impacted as a result of the ongoing COVID-19 pandemic. See “—The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.”
Future intervention by the European Commission (“EC”), the Court of Justice of the European Union (“CJEU”), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the EEA. Enforcement of competition laws and changes to copyright regimes may require changes to sales models that could negatively affect the amount which copyright holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.
It is likely that there will be future regulatory intervention by the EC relating to the grant of exclusive licenses of content on a territorial basis within the EEA insofar as they prohibit or limit the cross-border provision by satellite or internet transmission of retail pay-TV services in response to unsolicited demand (so-called “passive sales”). In the cases of the Premier League & others vs. QC Leisure & Others / Karen Murphy vs. Media Protection Services, the CJEU ruled that EU free movement rules prevented enforcement of national laws to prevent importation and sale of decoding devices marketed in other Member States. It is an open question whether this finding is confined to broadcasting by satellite. The CJEU held further that EU competition rules prohibit any agreement designed to guarantee absolute territorial exclusivity by restricting passive sales within the EU (i.e. by obliging broadcasters not to meet unsolicited demand for decoding devices enabling access to the right holder’s protected subject-matter with a view to their use outside the territory covered by the license agreement).
Subsequently, in January 2014 the EC launched a competition investigation into exclusive licensing arrangements between US Studios and various platforms in Europe (the major platform in each of the five largest Member States). In July 2015, the EC issued a Statement of Objections in Case COMP/40023—Cross-border access to pay-TV setting out its preliminary view that certain provisions in the license agreements between the studios and Sky UK would eliminate cross-border competition and constitute a violation of EU competition rules. According to the EC, these provisions require Sky UK to block or limit access to films through geo-blocking its online services or through its satellite pay-TV services to consumers outside of the United Kingdom and Ireland (and thus prevent Sky UK from responding to passive sales requests). The EC was carrying out parallel investigations into cross-border access to pay-TV services in France, Italy, Germany and Spain. Studios and platforms argue that EU law does not preclude enforcement of their copyright and that the restrictions are necessary to ensure adequate financing of content creation because content value varies considerably across Member States.
On 22 April 2016, the EC announced that Paramount, while not agreeing with the concerns expressed in the Statement of Objections, had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and (when covered by the broadcaster’s licenses) subscription video-on-demand services. The EC accepted these commitments on 27 July 2016. On 8 December 2016, the French TV broadcaster Groupe Canal + brought an action seeking annulment of the EC’s decision to accept the commitments. On 12 December 2018, the EU General Court dismissed the appeal and upheld the EC decision as lawful in identifying competition concerns and finding the commitments suitable to resolve them. Shortly before and on the same and following day of the General Court’s judgment, Disney, NBC Universal, Sony Pictures, Warner Bros. and Sky also offered commitments, which the EC accepted on 7 March 2019 and closed the investigation. The commitments foresee that the restrictive clauses will not be applied nor re-introduced in the film licensing contracts, without prejudice to the studios’ rights under copyright law or the Portability Regulation. On 15 February 2019, Canal + appealed the General Court’s judgment before the CJEU and on 19 June 2019, it also appealed before the General Court the EC decision accepting the commitments by Sky and four Hollywood studios; both cases are pending. While these investigations have targeted film content, any future decision is very likely to be applicable to any pay-TV content, including sport.
In addition to this regulatory action, the EU as part of its Digital Single Market (“DSM”) strategy adopted on 8 June 2017 the Portability Regulation, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation became applicable on 20 March 2018. The EU has also adopted a regulation on unjustified geo-blocking, which became applicable on 3 December 2018. Copyright protected content is excluded but the EC must review and report on the exclusion. This report is expected within calendar year 2020. This may lead to proposals for inclusion of content protected by copyright and neighbouring rights.
As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights, for example, for the United Kingdom would be construed as covering the entire EEA (as long as the United Kingdom remains subject to EU law). The European Parliament and the Council have both agreed to turn the draft Regulation on Online Transmissions into a Directive and to include substantial amendments limiting the country of origin principle. As a result, the country of origin principle will apply to radio broadcasts, but not to television broadcasts of sports events. In parallel, the revised Copyright Directive has inter alia strengthened the position of rights owners by making online platforms responsible for taking certain actions against user-uploaded content which violates copyright. Both Directives were adopted in April 2019 and Member States have 24 months from their publication to transpose them into national law.
In addition, also as part of the DSM initiative, the European Parliament and the Council adopted on 6 November 2018, a revision of the Audiovisual Media Services Directive and Member States have 21 months from its entering into force to transpose it into national law. This Directive applies to traditional TV broadcasters, with the revision inter alia extending the scope for some provisions to also cover video-sharing platforms. The revision has not affected Article 14 on the possibility of national measures ensuring the non-exclusive broadcast of events of major importance for society.
Finally, as part the DSM initiative, on 2 June 2020, the EC launched a public consultation on the Digital Services Act, a broad regulatory package for digital services. The consultation will run until 8 September 2020 and covers two work strands of the package: first, updating the rules concerning e-commerce, and second, exploring the introduction of rules to address market imbalances associated with online platforms acting as gatekeepers. In parallel, also on 2 June 2020, the EC published an inception impact assessment and launched another consultation, also running until 8 September 2020, on the possible introduction of a new competition tool addressing structural competition problems in a timely and effective manner. At this early stage, the exact scope and nature of these regulatory initiatives is being developed in consultation with various stakeholders. Therefore, the future potential impact and relevance to our business cannot be determined.
European competitions cannot be relied upon as a source of income.
Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. As a result of our men’s first team performance during the 2018/19 season, our men’s first team did not participate in the 2019/20 Champions League but did participate in the 2019/20 Europa League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue from participation in European competitions was £20.9 million, £93.1 million and £45.9 million for each of the years ended 30 June 2020, 2019 and 2018, respectively. Revenue for the year ended 30 June 2020 has been significantly impacted by the COVID-19 pandemic and the resulting deferral of the knock-out stages of the Europa League competition to August 2020, with remaining matches played behind closed doors. The postponement has resulted in one home match and two away matches relating to the 2019/20 Europa League competition being played at the start of the 2020/21 financial year. This includes the scheduled Round of 16 Europa League home match and the single-leg quarter-final and semi-final away matches. As a result of our men’s first team performance during the 2019/20 season, our men’s first team will participate in the 2020/21 Champions League.
In addition, our participation in the Champions League or Europa League may be influenced by other factors beyond our control. For example, the number of places in each European competition available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our men’s first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our men’s first team to qualify for European competition in future seasons.
We are a founder member and our Executive Vice Chairman has a seat on the executive board of the European Club Association (“ECA”), an independent organization set up to work with football governing bodies to protect and promote the interests of football clubs at the European level.
UEFA implemented changes to the format of the Champions League and Europa League, which took effect from 2018/19. The key changes related to the access list for both competitions and the methodology for financial distributions. With respect to the Champions League, the top four clubs from the four top-ranked national associations (of which England is currently one) qualify automatically for the group stage of the Champions League. With respect to the financial distribution methodology, in addition to the previous three-pillar system (starting fee, performance fees and market pool), UEFA introduced a fourth pillar being the individual club coefficient. The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions.
In addition, UEFA Club Competitions SA (“UCC SA”) was established by UEFA to advise and make recommendations to UEFA on strategic business matters and opportunities concerning club competitions. Half of the administration board is appointed by UEFA and the other half by the ECA. Our Executive Vice Chairman is Deputy Chairman of UCC SA.
In December 2018, UEFA approved the introduction of a third UEFA club competition to run alongside both the Champions League and Europa League. The competition is expected to commence in 2021/22. The competition is not expected to have an impact on the Champions League but it will reduce the number of teams competing in the Europa League from 48 teams to 32. This will now result in three competitions being held with 32 teams competing in each, compared to the current structure of 32 teams in the Champions League and 48 teams in the Europa League. The winner of the new competition will be entitled to enter the following season’s UEFA Europa League group stage. England’s overall access quota is expected to remain unchanged, but the quota will now apply across the three UEFA competitions.
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
In the future, we may enter into additional arrangements permitting third parties to use our brand and trademarks. Although we take steps to carefully select our partners, such arrangements may not be successful. Our partners may fail to fulfill their obligations under their agreements or have interests that differ from or conflict with our own. For example, we are dependent on our sponsors and commercial partners to effectively implement quality controls over products using our brand and/or trademarks. The inability of such sponsors and commercial partners to meet our quality standards, including as a result of the COVID-19 pandemic, could negatively affect consumer confidence in the quality and value of our brand, which could result in lower product sales. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.
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
The residual counterparty credit risk from our commercial partnerships or the failure of any significant customer or another club, and non-fulfillment of contractual obligations, has increased as a result of certain global and regional partners requesting payment deferrals while dealing with the fallout of COVID-19. This has the potential to significantly impact club operations if a major commercial partner were to defer or default on payments. See “—The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.”
Matchday revenue from our supporters is a significant portion of overall revenue.
A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2019/20, 2018/19 and 2017/18 seasons, we played 24, 26 and 26 home matches, respectively, and our Matchday revenue was £89.8 million, £110.8 million and £109.8 million for the years ended 30 June 2020, 2019 and 2018, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control.

These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance, including as an ongoing result of the COVID-19 pandemic and related regulations to contain it, could continue to have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow. See “—The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.”
The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.
We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA financial fair play initiative, a set of financial monitoring rules on clubs participating in the Champions League and Europa League, and the Premier League Profitability and Sustainability Rules, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our men’s first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our men’s first team to fail to advance in the FA Cup and EFL Cup.
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

See “—We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we currently have in place or that we may implement in the future will be successful in preventing or mitigating the harm from such attacks.
We are subject to special rules and regulations regarding insolvency and bankruptcy.
We are subject to, among other things, special insolvency or bankruptcy-related rules of the Premier League and the Football Association (the “FA”). Those rules empower the Premier League board to direct certain payments otherwise due to us to the FA and its members, associate members and affiliates, certain other English football leagues and certain other entities if it is reasonably satisfied that we have failed to pay certain creditors including other football clubs, the Premier League and the Football League.
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
We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and applications, and social media. While we have attracted a significant number of followers to our digital media assets, including our website and mobile application, the associated future revenue and income potential is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:
•
our ability to retain our current global follower base, build our follower base and increase engagement with our followers through our digital media assets, particularly those on third-party digital media platforms;

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

•
our ability to identify and capitalize on new digital media business opportunities; and

•
our ability to compete with other sports and other media for users’ time.

In addition, as we expand our digital and other media channels, including the internet, mobile services and applications, and social media, revenue from our other business sectors may decrease, including our Broadcasting revenue. Moreover, the increase in subscriber base in some of these digital and other media channels may limit the growth of the subscriber base and popularity of other channels. Further, governmental or other regulatory actions against social media platforms could result in a loss of some or all of our social media followers on such platform. Failure to successfully address these risks and difficulties could affect our overall business, financial condition, results of operations, cash flow, liquidity and prospects.
Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.
Injuries to members of the playing staff, particularly if career-threatening or career-ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our men’s first team’s performance and may also result in a loss of the income that would otherwise have resulted from a transfer of that player’s registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career-threatening or career-ending injuries to that player. Our strategy is to maintain a squad of men’s first team players sufficient to mitigate the risk of player injuries. However, this strategy may not be sufficient to mitigate all financial losses in the event of an injury, and as a result such injury may affect the performance of our men’s first team, and therefore our business, results of operations financial condition and cash flow.
Inability to renew our insurance policies could expose us to significant losses.
We insure against the accidental death (including death by natural causes) or permanent disablement (resulting in an inability to continue their playing career with Manchester United and/or any other club in one of the top five European leagues) of certain members of our men’s first team, although typically not at such player’s full market value. Such insurance also excludes incidents which occur while playing matches or training. We also have catastrophe coverage in the event of an incident (such as travel or terrorist related incidents) that results in the death or permanent disablement of multiple members of our men’s first team playing squad. We also carry non-player related insurance typical for our business (including liability, property damage, business interruption and terrorism insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our businesses and/or assets may be uninsured. If any of these uninsured businesses or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is Old Trafford. An inability to renew insurance policies covering our players, Old Trafford, the Aon Training Complex or other valuable assets could expose us to significant losses.
In addition to the above, for the period ending 31 December 2022, the Fédération Internationale de Football Association (“FIFA”) has confirmed that it will provide insurance coverage for loss of wages (temporary disablement), subject to a maximum period of 365 days and a cap of €7.5 million per claim, paid by the club to our players who are injured while playing for their senior national team in a match played under the FIFA international match calendar. Neither FIFA nor national football associations are obliged to provide death or permanent disablement insurance coverage for players while on international duty. These terms are subject to review when the policy is due for renewal.
Our international expansion and operations in foreign markets expose us to risks associated with international sales and operations.
We intend to continue to expand internationally and operate in select foreign markets. Managing a global organization is difficult, time consuming and expensive. Our inexperience in operating the club’s businesses globally increases the risk that any future international expansion efforts that we may undertake will not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements; difficulties in managing and staffing international operations; fluctuations in foreign exchange rates; potentially adverse tax consequences, including foreign value added tax systems, and restrictions on repatriation of earnings; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; the lack of strong intellectual property regimes and political, social and economic instability abroad. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.
In many foreign countries, particularly in certain developing economies, it is not uncommon to encounter business practices that are prohibited by certain regulations, such as the UK Bribery Act 2010, the US Foreign Corrupt Practices Act and similar laws. Although we and our subsidiaries have undertaken compliance efforts with respect to these laws, our employees, contractors and agents, as well as those companies to which we outsource certain of our business operations, may take actions in violation of such policies and procedures. Any such violation, even if prohibited by our or our subsidiaries’ policies and procedures or the law, could have a material adverse effect on our reputation, results of operations, financial condition and the price of our Class A ordinary shares.
Fluctuations in exchange rates may adversely affect our results of operations.
Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. While we incurred foreign exchange losses in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £4.4 million and £2.7 million for the years ended 30 June 2020 and 30 June 2019 respectively, we recorded a gain of £5.0 million for the year ended 30 June 2018. For the years ended 30 June 2020, 2019 and 2018 approximately 3.3%, 13.3% and 6.5% of our total revenue was generated in Euros, respectively, and approximately 22.9%, 19.2% and 20.7% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates and the impact of the COVID-19 pandemic may result in further volatility.
Failure to adequately protect our intellectual property and curb the sale of counterfeit merchandise could injure our brand.
Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that such instances will be prevented as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States, or the time required to enforce our intellectual property rights under these legal regimes may be lengthy and delay recovery. For example, the unauthorized use of intellectual property is common and widespread in Asia and enforcement of intellectual property rights by local regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. Although we make efforts to police our licensees’ use of our intellectual property, we cannot assure you that these efforts will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.
We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.
We are subject to diverse laws and regulations relating to data privacy and security, including, in the EEA, Regulation 2016/679, known as the General Data Protection Regulation (the “GDPR”). New global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with these laws and regulations. Claims that we have violated individuals’ privacy rights or breached our data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.
We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with data protection and privacy laws in the United Kingdom and, in certain situations, other jurisdictions where our followers reside. The United Kingdom’s Data Protection Act 2018, implements the GDPR and imposes more stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, additional obligations when we contract third-party processors in connection with the processing of personal data, and certain restrictions when transferring personal data outside of the EEA (which has been the focus of a recent decision by the Court of Justice of the EU). In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third-party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data and/or fines of up to 20 million Euros or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher. In addition to statutory enforcement and other administrative penalties, a personal data breach can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.
In addition, following the departure of the United Kingdom from the EU on 31 January 2020, this could also lead to further legislative and regulatory changes. It remains unclear how the UK data protection laws or regulations will develop in the medium to longer term and how data transfer to the United Kingdom from the EU will be regulated, especially if the United Kingdom leaves the EU without a deal following the transition period. However, the United Kingdom has transposed the GDPR into domestic law with the Data Protection Act 2018 and other statutory instruments (which allow for fines of up to £17.5 million or 4% of the total worldwide annual turnover of the preceding financial year) which will remain in force.
In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on e-marketing are currently set out in the ePrivacy Directive (which is implemented in the United Kingdom by the Privacy and Electronic Communications Regulations; this will remain in force following the United Kingdom’s departure from the European Union). Regulation of cookies and web beacons may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.
We are also subject to legislation associated with child protection, adult protection, safeguarding and the rights of children. We aim to operate in compliance with the guiding principles of the United Nations Convention on the Rights of the Child (“UNCRC”) which sets out the civil, political, economic, social and cultural rights of every child, regardless of their race, religion or abilities.
Both in the United Kingdom and internationally there have been increases in disclosures of institutional sexual abuse, most notably by the Football Association (England), US Gymnastics (USA) and Oxfam (Haiti/ United Kingdom), where the outcome has been significant fines, reductions in funding and sponsorship, and substantial media reputational damage along with a lack of trust in those organizations. We are required to demonstrate to government and regulatory bodies our processes and systems to demonstrate what proactive steps we take to ensure the safety and wellbeing of children and adults at risk in our duty of care, as well as managing any civil liability or other claims by individuals against historical abuse disclosures.
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
For each of the years ended 30 June 2020, 2019 and 2018, Broadcasting revenue constituted 27.6%, 38.4% and 34.6%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.
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
In addition, even if we are able to successfully adapt, we will be subject to risks associated with these alternative distribution platforms. Delivery of video programming over the internet is done through a series of carriers, and any point of failure in this distribution chain may disrupt or degrade the quality of our services. Service disruption or degradation for any reason, including as a result of a cyber-attack, natural disaster or other failure in our or a third-party’s IT systems, could diminish the overall attractiveness of our services to subscribers, causing us to lose subscribers and/or credit subscribers affected by such disruption, which could have a material adverse effect on our business, results of operations and financial condition.
Our operating results may fluctuate due to seasonality.
Our operating results are subject to seasonal variation, limiting the overall comparability and predictability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. Our business might be affected by our men’s first team reaching the later stages of European and domestic competitions, which would generally generate significant additional Broadcasting and Matchday revenue during the fourth quarter of our fiscal years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial and player transfer agreements. The seasonality we have experienced in our business, as described above, has been, and may continue to be, further exaggerated by the COVID-19 pandemic. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.
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
Tax is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. We establish provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time we are involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on our assessment of each case. We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of these discussions, as well as discussions that UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The future income tax expense or credit may be higher or lower than estimates made when we determined whether it was appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law (or in the interpretation thereof) could adversely affect our business, results of operations, financial condition and cash flow.
Business interruptions due to natural disasters, terrorist incidents and other events, such as the ongoing COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease, could adversely affect us and Old Trafford.
Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, acts of war and pandemics, epidemics or any other outbreak of an infectious disease, including fluctuations in the severity and duration of the COVID-19 pandemic and any resulting restrictions on business activity and operations, which may vary significantly by country and/or region. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our men’s first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. See “—The COVID-19 pandemic has had, and is expected to continue to have, a material impact on our business, results of operations, financial position and cash flows.” Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.
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
Risks Related to Our Industry
An economic downturn or other adverse economic conditions may harm our business.
Economic downturns and other adverse conditions in the United Kingdom and markets globally, including the current economic downturn and adverse conditions caused by the ongoing COVID-19 pandemic, have negatively affected, and any further downturns or other adverse conditions that occur in the future may also negatively affect, our operations. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial revenue is contingent upon the expenditures of businesses across a wide range of industries. Any economic downturn or other deterioration in economic conditions, such as inflation, slower growth, unemployment levels, credit availability, fuel prices, interest rates, tax rates, trade relations and regulations, or other factors, whether resulting from geopolitical issues and uncertainty, the impact of pandemics, epidemics or other outbreaks of infectious disease, or any number of other conditions or events outside of our control, are likely to have a negative impact on consumer and corporate discretionary spending and otherwise lead companies in affected industries to cut costs in response to these changed circumstances. As a result, any economic downturn or other weakening in economic conditions could cause a reduction in our Commercial revenue, as well as our Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.
The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.
Following a national referendum and enactment of legislation by the government of the United Kingdom, the United Kingdom formally withdrew from the EU on 31 January 2020 and entered into a transition period during which it will continue its ongoing and complex negotiations with the EU relating to the future trading relationship between the parties. The transitional period is expected to end on 31 December 2020. Significant political and economic uncertainty remains about whether the terms of the relationship will differ materially from the terms before withdrawal, as well as about the possibility that a so-called “no deal” separation will occur if negotiations are not completed by the end of the transition period.
These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and could significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Asset valuations, currency exchange rates and credit ratings have been and may continue to be subject to increased market volatility. Lack of clarity about future UK laws and regulations as the United Kingdom determines which EU laws to replace or replicate could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital. If the United Kingdom and the EU are unable to negotiate acceptable withdrawal terms or if other EU member states pursue withdrawal, barrier-free access between the United Kingdom and other EU member states or among the EEA overall could be diminished or eliminated. Any of these factors could have a material adverse effect on our business, results of operations, financial condition, cash flow and the price of our Class A ordinary shares.
Furthermore, although it is unknown what the terms of the United Kingdom’s future relationship with the EU, if any, will be, or which EU laws the United Kingdom will replace or replicate, it is possible that there will be greater restrictions on imports and exports between the United Kingdom and EU member states, greater restrictions on the movement of players between the United Kingdom and EU member states, and other increased regulatory complexities. In particular, FIFA rules currently prohibit the international transfer of players under the age of 18 subject to certain limited exceptions, including an exception that permits the transfer of players between the ages of 16 and 18 within the territory of the EU or the EEA (subject to the satisfaction of certain conditions). With effect from 1 January 2021, we will no longer be able to rely on this exception and so, unless any alternative arrangements are agreed between the United Kingdom and the EU, any of the changes described above may have a material adverse effect on our business, results of operations, financial condition and cash flow and our ability to continue to compete with the top football clubs in Europe.
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
An increase in transfer fees would require us to pay more than expected for the acquisition of players’ registrations in the future. In addition, certain players’ transfer values may diminish after we acquire them, and we may sell those players for transfer fees below their net book value, resulting in a loss on disposal of players’ registrations. Net transfer costs could also increase if levies imposed by FIFA, the Premier League or any other organization in respect of the transfer of players’ registrations were to increase.
We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations capital expenditure over the last 5 years has been £133.8 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.
UEFA, Premier League and FIFA regulations could negatively affect our business.
As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. As an example, clubs participating in the Champions League and Europa League competitions are subject to the UEFA Club Licensing and Financial Fair Play regulations (“FFP regulations”). Breaches in the rules may result in, among other things, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Breaches of FFP regulations, for example, where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development, women’s team and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors, have resulted in clubs being punished by way of significant fines and even exclusion from UEFA club competitions.
The Premier League also operates under regulations that aim to promote sustainability through profitability. The Premier League Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA’s FFP regulations. Our most recent submission was based on the fiscal years ended 30 June 2019 and 2018 and provided a positive result. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations.
There is a risk that application of the FFP regulations and Premier League Profitability and Sustainability Rules could have a material adverse effect on the performance of our men’s first team and our business, results of operations, financial condition and cash flow.
The club is also bound by FIFA and Premier League regulations in respect of the status and transfer of players’ registrations across all age groups internationally and domestically. Sanctions for significant non-compliance or breaches could include restrictions on incoming player transfers and monetary fines, which could have a material adverse effect on the performance of our men’s first team and our business, results of operations, financial condition and cash flow.
We could be negatively affected by current and other future Premier League, FA, UEFA or FIFA regulations.
Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of Broadcasting revenue. FIFA is currently going through a process of reforming the regulations which govern the transfer of player registrations, including: (a) how clubs involved in the training of a professional player are compensated for their contribution to the development of that player when that player’s registration is transferred from one club to another; (b) the transfer of players on a temporary basis (so-called player loans); and (c) the activities and remuneration of intermediaries (so-called football agents) with respect to player transfers. It is possible that this regulatory reform will impact our ability to acquire players and/or increase our costs with respect to the recruitment and retention of players. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income, changes to the relegation structure of English football and restrictions on player spending. In addition, rules designed to promote the development of local players, such as the Home Grown Player Rule, which requires each Premier League club to include at least eight “home grown” (i.e. players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our men’s first team.
Changes in the format of the league and cup competitions in which our men’s first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

There could be a decline in our popularity or the popularity of football.
There can be no assurance that football will retain its popularity as a sport around the world and its status in the United Kingdom as the so-called “national game,” together with the associated levels of media coverage. In addition, we could suffer a decline in popularity. Any decline in popularity could result in lower ticket sales, Broadcasting revenue, sponsorship revenue, a reduction in the value of our players or our brand, or a decline in the value of our securities, including our Class A ordinary shares. Any one of these events or a combination of such events could have a material adverse effect on our business, results of operations, financial condition and cash flow.
Risk Related to Our Indebtedness
Our indebtedness could adversely affect our financial health and competitive position.
As of 30 June 2020, we had total indebtedness of £525.6 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:
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

In addition, our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests. See “—Our indebtedness may restrict our ability to pursue our business strategies.” We have not previously breached and are not in breach of any of the covenants under any of these facilities; however our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.
To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.
Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our men’s first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control, including the COVID-19 pandemic and any other pandemic, epidemic or outbreak of an infectious disease.
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
Our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes limit our ability, among other things, to:
•
incur additional indebtedness;

•
pay dividends or make other distributions or repurchase or redeem our shares;

•
make investments;

•
sell assets, including capital stock of restricted subsidiaries;

•
enter into agreements restricting our subsidiaries’ ability to pay dividends;

•
consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•
enter into sale and leaseback transactions;

•
enter into transactions with our affiliates; and

•
incur liens.

Our ability to comply with these covenants and restrictions may be affected by events beyond our control. If we breach any of these covenants or restrictions, we could be in default under our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes. This would permit the lending banks under our revolving facilities and our secured term loan facility to take certain actions, including declaring all amounts that we have borrowed under our revolving facilities, secured term loan facility and other indebtedness to be due and payable, together with accrued and unpaid interest. This would also result in an event of default under the note purchase agreement governing the senior secured notes. Furthermore, lending banks could refuse to extend further credit under the revolving facilities. If the debt under our revolving facilities, our secured term loan facility, the note purchase agreement governing the senior secured notes or any other material financing arrangement that we enter into were to be accelerated, our assets, in particular liquid assets, may be insufficient to repay our indebtedness. The occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.
Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly, as well as risks related to the phasing out of LIBOR.
We are subject to interest rate risk in connection with borrowings under our revolving facilities and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to a portion of our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2020, we had £181.8 million of variable rate indebtedness outstanding under our secured term loan facility. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.
In addition, the London Inter-bank Offered Rate (“LIBOR”) and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. While the agreements governing our revolving facilities and our secured term loan facility provide for an alternate method of calculating our interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and our secured term loan facility may be materially adversely affected.
Risks Related to Ownership of Our Class A Ordinary Shares
Because of their increased voting rights, the holders of our Class B shares will be able to exert control over us and our significant corporate decisions.
Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.75% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.19% of the voting power of our outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B shares may harm the value of our Class A ordinary shares, among other things:
•
delaying, deferring or preventing a change in control of our Company;

•
impeding a merger, consolidation, takeover or other business combination involving our Company; or

•
causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

As a foreign private issuer within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards and shareholder approval requirements. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
The New York Stock Exchange’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. Additionally, the New York Stock Exchange’s rules require that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt and materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the foregoing requirements. As long as we rely on the foreign private issuer exemptions under the rules of the New York Stock Exchange, a majority of the directors on our board of directors are not required to be independent directors, our remuneration committee is not required to be comprised entirely of independent directors, we are not required to have a nominating and corporate governance committee, and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards and shareholder approval requirements.
Accordingly, our shareholders do not have the same protection afforded to shareholders of companies that are subject to all of the New York Stock Exchange corporate governance standards and shareholder approval requirements, and the ability of our independent directors to influence our business policies and affairs may be reduced.

The obligations associated with being a public company require significant resources and management attention.
As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increases demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and requires our independent registered public accounting firm to attest to the effectiveness of such internal control. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to generate revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.
Furthermore, the demands of being a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to continue to meet our reporting obligations as a public company. However, the measures we have taken, and will continue to take, may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.
In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2020.
In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are US citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers.
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
performance of our men’s first team;

•
the overall performance of the equity markets;

•
industry related regulatory developments;

•
issuance of new or changed securities analysts’ reports or recommendations;

•
additions or departures of key personnel;

•
investor perceptions of us and the football industry, changes in accounting standards, policies, guidance, interpretations or principles;

•
sale of our Class A ordinary shares by us, our principal shareholders or members of our management;

•
general economic conditions, including the economic impact of the COVID-19 pandemic and any other pandemic, epidemic or outbreak of an infectious disease;

•
changes in interest rates; and

•
availability of capital.

These and other factors might cause the market price of our Class A ordinary shares to fluctuate substantially, which might limit or prevent investors from readily selling their Class A ordinary shares and may otherwise negatively affect the liquidity of our Class A ordinary shares. In addition, in recent years, the stock market has experienced significant price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies across many industries. The changes frequently appear to occur without regard to the operating performance of the affected companies. Accordingly, the price of our Class A ordinary shares could fluctuate based upon factors that have little or nothing to do with our Company, and these fluctuations could materially reduce our share price. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. This litigation, if instituted against us, could result in substantial costs, divert our management’s attention and resources, and harm our business, operating results and financial condition.
Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.
Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 6 October 2020 we had 38,939,193 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
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
Our ability to pay regular dividends is subject to restrictions in our revolving facilities, our secured term loan facility, the note purchase agreement governing the senior secured notes, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.
In fiscal year 2020, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. Dividends paid in the year ended 30 June 2020 amounted to $29.6 million ($0.18 per share), the pounds sterling equivalent of which was £23.2 million (£0.14 per share). The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”
The rules of the Premier League and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.
The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League or English Football League (“EFL”) football club from holding an interest in voting rights exercisable in any other Premier League football club or EFL football club. As a result, our amended and restated memorandum and articles of association prohibit the acquisition of (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to repurchase shares from such person or direct that shareholder to transfer those shares to another person.
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
Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Law (as amended) of the Cayman Islands (the “Companies Law”) and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Island provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in “Item 10. Additional Information—B. Memorandum and Articles of Association and Other Share Information.”
We report as a US domestic corporation for US federal corporate income tax purposes.
As discussed more fully under “Item 10. Additional Information—E. Taxation,” due to the circumstances of our formation and the application of Section 7874 of the Code, we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion “Item 10. Additional Information—E. Taxation,” we will be required to withhold US federal income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.
Withholding under the Foreign Account Tax Compliance Act may apply to our dividends
Under legislation incorporating provisions referred to as the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax will generally apply to certain types of payments, including US source dividends made to “foreign financial institutions” (as defined under those rules) and certain other non-US entities, unless such foreign financial institutions or other entities comply with requirements under FATCA. Because we report as a US domestic corporation for all purposes of the Code, including for purposes of FATCA, our dividends paid to a foreign financial institution or other non-US entity may be subject to potential withholding under FATCA. Under the applicable US Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of stock on or after 1 January 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
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
The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.
We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.
Our global community of followers engages with us in a variety of ways:
•
Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season. In the 2019/20 season, prior to the postponement due to COVID-19 and associated government restrictions, our 23 home games were attended by a cumulative audience of over 1.6 million. Our remaining games were played behind closed doors.

•
We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 24 exhibition games in Australia, China, Ireland, Norway, Singapore, Sweden and the United States. Due to COVID-19 and competition delays resulting in the deferral of a number of 2019/20 Premier League, FA Cup and Europa League matches to July and August 2020, no promotional tour was undertaken in the summer of 2020.

•
Our customer relationship management (“CRM”) database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2020, we estimate that the CRM database holds in excess of 43.2 million records.

•
As of 30 June 2020, we also had more than 164.0 million total social connections. Last year we reported a year-end figure as of 30 June 2019 of 152.7 million total social connections (a 7.4% increase). Total social connections include the following:

•
We have a very popular brand page on Facebook with approximately 73.2 million connections as of 30 June 2020. In comparison, each of the New York Yankees and Dallas Cowboys had approximately 8.5 million Facebook connections as of 30 June 2020. Furthermore, we have more Facebook connections than the official pages of the NBA, NFL, NHL and MLB combined and we are the most followed Facebook page registered in the United Kingdom according to www.socialbakers.com.

•
As of 30 June 2020, our Twitter accounts had more than 25.3 million followers, an increase of 13.0% from 30 June 2019.

•
We have over 35.9 million followers on Instagram as of 30 June 2020, an increase of 21.3% from 30 June 2019. We continue to be the most-followed Premier League club on Instagram.

•
As of 30 June 2020, our YouTube channel had over 2.9 million subscribers. Since June 2020, according to YouTube we became the fastest sports club to reach 3.0 million subscribers on YouTube.

•
We also have a significant presence on Chinese social media. During the 2019/20 season we became the first sports club to generate 10 million followers on Sina Weibo. In July 2019, we launched a Chinese language mobile application.

•
In May 2018, we launched our new website (www.manutd.com) and in August 2018, we launched our first free global mobile application, which reached number one in the App Store’s sports category download charts in 98 markets around the world and was top ten within the sports category in 157 markets. The free global mobile application has monthly active users in over 230 markets globally.

•
We have expanded the reach of our in house television network, MUTV, by launching a direct to consumer (“D2C”) proposition on iOS, Android, AppleTV, Roku, Amazon Fire and Xbox. Our linear television network continues to be the most subscribed football channel in the United Kingdom.

•
During the 2019/20 season, according to Futures Data, our games played up to and including 30 June 2020 generated a cumulative audience reach of over 2.64 billion viewers; thus on a per game basis our 51 games attracted an average cumulative audience reach of over 51.7 million viewers. The remaining 10 games related to 2019/20 season and competitions were played during July and August in fiscal year 2021 due to delays resulting from the impact of COVID-19.

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

•
Sponsorship: We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £182.7 million, £173.0 million and £173.0 million, for each of the years ended 30 June 2020, 2019 and 2018, respectively.

•
Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £96.3 million, £102.1 million and £102.8 million for each of the years ended 30 June 2020, 2019 and 2018, respectively. Revenue for the year ended 30 June 2020 was impacted by COVID-19 and the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.

Our Commercial revenue was £279.0 million, £275.1 million and £275.8 million for each of the years ended 30 June 2020, 2019 and 2018, respectively.
Our other two revenue sectors, Broadcasting and Matchday, provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the teams and expand our brand.
•
Broadcasting:   We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel, we have also launched a MUTV D2C subscription mobile application which is available on iOS, Android, Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £140.2 million, £241.2 million and £204.2 million for each of the years ended 30 June 2020, 2019 and 2018, respectively. Revenue for the year ended 30 June 2020 was primarily impacted by non-participation in the UEFA Champions League and by COVID-19 and the temporary postponement of all 2019/20 competitions (resulting in the deferral of ten matches to the start of the 2020/21 financial year) as well as rebates due to broadcasters following competition delay and broadcast schedule changes.
•
Matchday:   We believe Old Trafford is one of the world’s iconic sports venues. It currently seats 74,140 and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 22 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £89.8 million, £110.8 million and £109.8 million for each of the years ended 30 June 2020, 2019 and 2018, respectively. COVID-19 has had a significant impact on Matchday revenue for the year ended 30 June 2020. All competitions were suspended in mid-March 2020 and following the resumption of play in June 2020, all matches were played behind closed doors. This includes one home match played during June 2020 and four home matches relating to 2019/20 competitions which were deferred to the start of the 2020/21 financial year.

Total revenue for the years ended 30 June 2020, 2019 and 2018 was £509.0 million, £627.1 million and £589.8 million, respectively.
Our Competitive Strengths
We believe our key competitive strengths are:
•
One of the most successful sports teams in the world: Founded in 1878, Manchester United is one of the most successful sports teams in the world—playing one of the world’s most popular spectator sports. We have won 66 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.

•
A globally recognized brand with a large, worldwide following: Our 142-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands. We enjoy the support of our worldwide community of 1.1 billion fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

•
Ability to successfully monetize our brand: The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in emerging markets, especially in certain regions of Asia, which enables us to deliver media exposure and growth to our partners in these markets.

•
Well established marketing infrastructure driving Commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years’ experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.
•
Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, Twitter, YouTube, Sina Weibo and others, constitute an ongoing growth opportunity. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com last season, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on ‘connected TV’ platforms—namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club’s fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on over the top (“OTT”) platforms in place of traditional linear television.

•
Seasoned management team and committed ownership: Our senior management has considerable experience and expertise in the football, commercial, media and finance industries.

Our Strategy
We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:
•
Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several initiatives at Old Trafford to enhance our Matchday fan experience, revenue and profitability including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over 99% average attendance for all of our Premier League games played in front of a crowd since the 1997/98 season. Prior to the postponement due to COVID-19, and associated government restrictions during the 2019/20 season, our 23 home games were attended by a cumulative audience of over 1.6 million (with our remaining games played behind closed doors). Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

•
Expansion and renewal of sponsors: We are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base. During fiscal year 2020, we announced two new global partnerships, the replacement of two global partnerships, as well as extensions to four global partnerships.

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

Our e-commerce platform, ‘United Direct’ is currently operated under license by Fanatics in close partnership with Manchester United. We believe that the reach and engagement of our Media platform, when combined with our segmented product range, provides the platform for growth in this business. Our e-commerce business saw growth during the second half of fiscal 2020, and we believe that there is scope to build on this success.
•
Exploit digital media opportunities: The rapid shift of media consumption towards internet, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels, are expected to become one of the primary methods by which we engage and transact with our fans around the world. We continue to evolve our media team’s capability to address these opportunities. Moreover, since 2013, we have wholly owned MUTV ensuring that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our digital media strategy as we continue to develop and roll out carefully targeted new products and services.

We maintain a D2C subscription mobile application on iOS, Android, MUTV.com, AppleTV, Roku, Amazon Fire and Xbox. MUTV enables our fans to watch our live men’s first team tour matches live, our academy team matches live, as well as exclusively produced original productions and interviews with players and our team manager. These applications have enabled us to directly access new overseas territories and develop our fan base further domestically.
The launch of MUTV D2C gave access to new demographics of the club’s fan base. Recent figures show that connected TV usage is highest amongst millennials (18-34 year-olds), representing a growing trend of younger audiences accessing programming on OTT platforms and services in place of traditional linear television.
We publish content on a daily basis onto the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from.
In addition, the proliferation of mobile devices has resulted in a need for our content to be consumed ‘on the go’ and in real time. The official mobile application builds upon the aforementioned benefits of the new website and increases the distribution of our content. We constantly iterate and improve the functionality of the club website and club mobile application, using fan insight and data to drive improvements which ultimately enhance our engagement with our fan base. Since launch, we have reached number one in the App Store’s sports category download charts in 98 markets around the world, top ten within the sports category in 157 markets and currently have active users in over 230 markets globally.
In addition to developing our own digital properties, we intend to leverage third-party media platforms and other social media as a means of further engaging with our fans and creating a source of traffic for our digital media assets. Our digital media offerings are in the early stages of development and present opportunities for future growth.
•
Enhance the reach and distribution of our broadcasting rights:   We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2019/20 was the first year of a new Premier League broadcasting rights three-year cycle. Of seven live UK packages, five were sold to Sky Sports, one to BT Sport and the final one to Amazon Prime Video, a new entrant in the domestic Premier League rights market. The overall value generated from the sale of the seven packages was not publicly disclosed, but was a slight reduction on the previous rights deal. The previous deal, which saw an increase of over 70% for the 2016/17 to 2018/19 cycle compared to the 2013/14 to 2015/16 cycle, represented the largest UK TV rights deal ever signed. The international broadcasting rights for the current three-year cycle (2019/20 to 2021/22) represent a 30% uplift on the previous cycle. The Premier League also implemented a change to the distribution method for international broadcasting rights in 2019/20. International broadcast monies were previously split equally among Premier League clubs. From 2019/20, clubs share equally an inflation-adjusted amount on the previous three-year cycle, with any growth in international rights distributed based on league finishing position at the end of the season. In the current cycle, the ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8:1.
The current UEFA club competition’s three-year media rights agreement which commenced in the 2018/19 season is worth €3.2 billion per season, marking an increase of 33% on the previous contract. We believe these contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.
Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.
COVID-19 resulted in the postponement of the 2019/20 Premier League, FA Cup and UEFA Europa League competitions with matches suspended from 13 March 2020. This resulted in the deferral of nine remaining Premier League matches, one scheduled Round of 16 Europa League match and the final matches of the FA Cup. The 2019/20 Premier League season resumed on 17 June 2020 (with three of the deferred matches played during June 2020 and the remaining six matches deferred to the start of the 2020/21 financial year). The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in an estimated rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate on individual clubs was approved by the 20 Premier League clubs and resulted in a reduction of approximately £14 million to amounts we typically would have earned. It is the intention of the league that the cash impact of this rebate will be deducted from distributions to clubs in seasons 2021/22 and 2022/23. UEFA has announced in its circular letter 75/2020 that gross revenues from the 2019/20 club competitions were adversely impacted by COVID-19 by a total amount of approximately €566 million, representing 16% of total revenues. As a result, UEFA has confirmed that this shortfall will be recouped against distributions to clubs who participate in their competitions over the five seasons from 2019/20 through to 2023/24. The reduction for each individual club will be calculated in proportion to each individual club’s related revenue and will therefore be dependent upon competition participation and progress. UEFA have stated that the 2019/20 reduction will be approximately 3.6% of revenues. Based upon our performance in the 2019/20 UEFA Europa League competition, we have estimated that our share of the 2019/20 reduction will be approximately €0.9 million compared to the amounts we believe we would have otherwise earned.
•
Diversify revenue and improve margins:   We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising and licensing.

Our Market Opportunity
We believe that we are one of the world’s most recognizable global brands with a community of 1.1 billion fans and followers. Manchester United is at the forefront of live football, which is a key component of the global sports market.

Other markets driving our business include the global advertising market, the global pay television market and the global apparel market.
While our business represents only a small portion of our addressable markets and may not grow at a corresponding rate, we believe our global reach and access to emerging markets position us for continued growth.
Our Men’s Team’s History
Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 142 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.
In the late 1940s, we returned to on-field success, winning the FA Cup in 1948 and finishing within the top four league positions during each of the first five seasons immediately following the Second World War. During the 1950s, we continued our on-field success under the leadership of manager Sir Matt Busby, who built a popular and famous team based on youth players known as the “Busby Babes.”
In February 1958, an airplane crash resulted in the death of eight of our men’s first team players. Global support and tributes followed this disaster as Busby galvanized the team around such popular players as George Best, Bobby Charlton and Denis Law. Rebuilding of the club culminated with a victory in the 1968 European Cup final, becoming the first English club to win this title.
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
At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United Football Club.
Our current team manager, Ole Gunnar Solskjaer, was appointed on 28 March 2019 on a three-year contract. Solskjaer scored 126 goals in 366 appearances for our men’s first team between 1996 and 2007 and also managed the club’s reserve team until the end of 2010.
Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Cristiano Ronaldo and Wayne Rooney. The popularity of these players, our distinguished tradition and history, and the on-field success of our men’s first team have allowed us to expand the club into a global brand with an international follower base.
Our Old Trafford stadium, commonly known as “The Theatre of Dreams,” was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Current capacity at Old Trafford is 74,140.

The following chart shows the historical success of our men’s first team by trophies won:
TROPHIES WON
Premier League/Football League Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1967	1996	2011
1911	1967	1999	2008	1911	1977	1997	2013
1952	1993	2000	2009	1952	1983	2003	2016
1956	1994	2001	2011	1956	1990	2007
1957	1996	2003	2013	1957	1993	2008
				1965	1994	2010
FA Cup				EFL/Football League Cup
1909	1977	1990	1999	1992	2010
1948	1983	1994	2004	2006	2017
1963	1985	1996	2016	2009
European Cup/Champions League			Europa League
1968	1999	2008	2017
FIFA Club World Cup	UEFA Super Cup
2008	1991
European Cup Winners’ Cup	Intercontinental Cup
1991	1999
Industry Overview
Football is one of the most popular spectator sports on Earth and global follower interest has enabled the sport to commercialize its activities through sponsorship, retail, merchandising, apparel & product licensing, broadcasting, and Matchday. As a consequence, football constitutes a significant portion of the overall global sports industry, according to AT Kearney.
Football’s growth and increasing popularity is primarily a product of consumer demand for and interest in live sports, whether viewed in person at the venue or through television and digital media. The sport’s revenue growth has been driven by the appetite among consumers, advertisers and media distributors for access to and association with these live sports events, in particular those featuring globally recognized teams.
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
League Structure
Manchester United is a member of the English Premier League, the top league in the United Kingdom, which has been, for a long time, and continues to be, one of the elite leagues in the world.

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
FIFA is the international governing body of football around the world. Headquartered in Zurich, Switzerland, FIFA is responsible for the regulation, promotion and development of football worldwide. All football played at any level must abide by the Laws of the Game, as set forth by FIFA. FIFA’s rules and regulations are decided by the International Football Association Board (“IFAB”) and reviewed on an annual basis. FIFA also sets the international fixture calendar which, along with European and domestic cup dates, takes precedence over the domestic football league.
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
The FA is the national governing body for football in England and is responsible for sanctioning competition Rule Books, including the Premier League’s, and regulating on-field matters. The FA also organizes the FA Cup competition, in which the 20 Premier League member clubs participate. The FA is a special shareholder of the Premier League that has the ability to exercise a vote on certain specific issues, but has no role in the day-to-day running of the league. Each year the Premier League submits its rules to the FA for approval and sanction. For the Premier League, the FA ensures that throughout the season the Laws of the Game are applied on the field by officials, clubs and players including on- and off-field discipline. The FA is also involved in refereeing, youth development and the United Kingdom’s largest sports charity, the Football Foundation.
Our Football Operations
Our football operations are primarily comprised of the following activities: our men’s first team, our youth academy, our global scouting networks, our women’s team and other operations such as our sport science, medical and fitness operations at the Aon Training Complex.
Men’s first team
Our men’s first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and EFL Cup and, subject to qualifying, international cup competitions, including the Champions League.
Our men’s first team is led by our manager, supported by an assistant manager and a club secretary, who in turn are supported by a team of over 160 individuals, including coaches and scouts for our men’s first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.
We have 69 players under contract of whom 39 have made an appearance for our men’s first team. The remaining players may play for the youth academy teams but are being developed such that they may make it to a starting position on our men’s first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world’s best football players and maximizing our men’s first team’s chances of winning games, leagues and tournaments.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will only be entitled to a compensation fee in a domestic transfer, or a payment of training compensation under the FIFA Regulations in an international transfer, if certain conditions are satisfied, including conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is the month of January and ordinarily, the period beginning on the day following the last Premier League match of the season and ending on the Thursday immediately prior to the first Premier League match of the following season. Due to the impact of COVID-19 on the 2019/20 Premier League season end-date, the 2020 summer transfer window began on 27 July 2020 and ran through until 5 October 2020. A domestic-only transfer window during which Premier League clubs can trade with EFL clubs will also run from 5 October 2020 to 16 October 2020.
Our players enter into contracts with us that follow a prescribed model based on FA and Premier League rules. Players on our men’s first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men’s first team players generally enter into contracts of between two and five years’ duration.

As of 6 October 2020, our men’s first team(1) was comprised of the following players:
Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	29	407	43
Lee Grant	Goalkeeper	English	37	2	0
Dean Henderson	Goalkeeper	English	23	2	0
Joel Castro Pereira(4)	Goalkeeper	Portuguese	24	3	0
Sergio Romero	Goalkeeper	Argentinian	33	60	96
Eric Bailly	Defender	Ivorian	26	88	34
Diogo Dalot(4)	Defender	Portuguese	21	35	0
Timothy Fosu-Mensah	Defender	Dutch	22	27	3
Phil Jones	Defender	English	28	224	27
Victor Lindelof	Defender	Swedish	26	117	34
Harry Maguire	Defender	English	27	57	26
Marcos Rojo	Defender	Argentinian	30	122	61
Luke Shaw	Defender	English	25	142	8
Alex Telles	Defender	Brazilian	27	0	1
Axel Tuanzebe	Defender	English	22	18	0
Aaron Wan-Bissaka	Defender	English	22	47	0
Brandon Williams	Defender	English	20	36	0
Bruno Fernandes	Midfielder	Portuguese	26	24	21
Frederico Rodrigues de Paula Santos (Fred)	Midfielder	Brazilian	27	73	11
James Garner(4)	Midfielder	English	19	7	0
Daniel James	Midfielder	Welsh	22	47	12
Jesse Lingard	Midfielder	English	27	208	24
Scott McTominay	Midfielder	English	23	86	14
Juan Mata	Midfielder	Spanish	32	255	41
Nemanja Matic	Midfielder	Serbian	32	91	48
Facundo Pellestri	Midfielder	Uruguayan	18	0	0
Andreas Pereira(4)	Midfielder	Brazilian	24	75	1
Paul Pogba	Midfielder	French	27	166	69
Donny van de Beek	Midfielder	Dutch	23	5	12
Edinson Cavani	Forward	Uruguayan	33	0	116
Tahith Chong(4)	Forward	Dutch	20	16	0
Mason Greenwood	Forward	English	18	55	1
Odion Ighalo(5)	Forward	Nigerian	31	21	35
Anthony Martial	Forward	French	24	223	20
Marcus Rashford	Forward	English	22	217	38

(1)
The table includes all men’s first team players as of 6 October 2020.

(2)
Apps means appearances for our men’s first team through 6 October 2020.

(3)
Caps means appearances for senior national football team through 6 October 2020.

(4)
Currently out on loan to other clubs.

(5)
Currently in on loan from other clubs.

Youth academy
Our youth academy is a rich source of new talent for our men’s first team as well as a means of developing players that may be sold to generate transfer income. The aim of our youth academy is to create a flow of talent from the youth teams up to our men’s first team, thereby saving us the expense of purchasing those players in the transfer market. Our youth academy has allowed us to have a home grown player in every game for the last eighty years. Players in our youth academy may be loaned to other clubs in order to develop and gain first team experience with those other clubs and enhance their transfer value. Players from our youth academy who do not make it into our men’s first team frequently achieve a place at another professional football club, thereby generating income from player loans and transfer fees. As a result, our youth academy has developed more players in the top two tiers of English football than any other.
Our youth academy program consists of 10 junior teams ranging from under 9s to under 23s. Each team consists of 15 to 30 players, each of whom takes part in an age specific elite player development and games program during the season.
Scouting network
Together with our youth academy, our scouting system is another source of our football talent. Through our scouting system, we recruit players for both our men’s first team and youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.
Our scouting system was traditionally oriented towards the United Kingdom, but our focus has increasingly shifted toward a more international approach in order to identify and attract football players from the broadest talent pool possible.
Women’s team
Manchester United Women’s Football Club was founded in May 2018 and was promoted to the English Women’s Super League (the top tier in England) after winning the English Women’s Championship in their first season. Led by manager Casey Stoney, our aim is to develop a team capable of competing at the highest level in the women’s game which has a core consisting of players who have graduated from our long-established and highly successful Manchester United Girls’ Regional Talent Club and offer academy players a clear route to top level football within the club.
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
We spent approximately £1.9 million in the year ended 30 June 2020 in connection with further updating our training facility, the Aon Training Complex.
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
Sponsorship development and strategy
We pursue our sponsorship deals through a developed infrastructure for commercial activities. We have a dedicated sales team that focuses on developing commercial opportunities and sourcing new sponsors. We target potential sponsors that we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights.
We offer category exclusivity on a global basis to companies within particular industries, such as airline, beverage, logistics and hotels. We also offer sponsorship exclusivity within a particular geography for certain industries, such as dietary and nutrition supplements.
In seeking any individual partnership, we aim to establish an indicative value for that sponsorship based on the prospective sponsor’s industry and marketing objectives. We will only pursue a sponsorship if we believe it reflects the value that we deliver. Our current strategy is to focus more closely on larger, established global brands rather than regional partnerships.
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
The table below highlights some of our global and regional sponsors as of 1 July 2020:
Sponsor	Type of sponsorship	Product category
Aeroflot	Global sponsor	Commercial airline
Aon	Global sponsor (training kit)	Business/professional advisory services
Apollo Tyres	Global sponsor	Tyres
Canon Medical Systems	Global sponsor	Medical scanners
Chivas	Global sponsor	Spirits
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
General Motors (Chevrolet)	Global sponsor (shirt)	Automobiles
Gulf Oil International	Global sponsor	Lubricant oil and fuel retail
Harves Entertainment	Global sponsor	Entertainment centers
HCL	Global sponsor	Digital platform development
Kohler	Global sponsor (sleeve)	Kitchen and bathroom fixtures and generators
Konami	Global sponsor	Football computer games
Malta Tourism	Global sponsor	Destination Partner
Marriott	Global sponsor	Hotels
Maui Jim	Global sponsor	Eyewear
Mlily	Global sponsor	Mattresses and pillows
Mondelez	Global sponsor	Confectionary, sweet biscuits, cakes and savory crackers
Spectrum (Remington)	Global sponsor	Electronic grooming
TAG Heuer	Global sponsor	Watches
Tianyu (Yabo)	Global sponsor	Gambling
True Religion	Global sponsor	Denim clothing
Science in Sport (SiS)	Regional sponsor	Sports nutrition

Global, regional and supplier sponsors
In addition to revenue from our shirt sponsor, training kit partner and training facilities partner, we generated a further £96.8 million in the year ended 30 June 2020 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.
Global sponsors are granted certain marketing and promotional rights with respect to our brand and intellectual property as well as exposure on our media, such as digital perimeter boards at Old Trafford, MUTV and our website. These rights are granted on a global basis and are exclusive by category. Regional sponsors are granted certain marketing and promotional rights and media exposure, however, these rights are granted for a limited number of territories. Regional sponsors are able to use the rights in their designated territory on an exclusive basis, however they are not granted global category exclusivity.
Financial services affinity sponsorship
There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards. We believe there are key commercial opportunities with credit and debit cards, which are particularly attractive as credit and debit cards also serve as a means of follower expression and loyalty. Depending on the product category, we may pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Banco Invex (Mexico), Co-operative Bank (Myanmar), Emirates NBD Bank (UAE), Equity Bank (Kenya), Eurobank (Serbia), ICICI (India), Maybank Group (Malaysia), National Bank of Egypt (Egypt), and Santander (Norway).
Exhibition games and promotional tours
We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 24 exhibition games in Australia, China, Ireland, Norway, Singapore, Sweden and the United States. Due to the COVID-19 pandemic and postponement of the 2019/20 Premier League season and UEFA and FA Cup competitions, we have not conducted a promotional tour during the summer of 2020.
We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. During the 2019/20 season, our promotional exhibition games and promotional tours generated £12.9 million of revenue (excluding any related sponsorship revenue). We believe promotional tours represent a growth opportunity as we continue to play exhibition games around the world.
Commercial income from the Premier League
In addition to revenue from contracts that we negotiate ourselves, we receive revenue from commercial arrangements negotiated collectively by the Premier League on behalf of its member teams. Income from these commercial contracts negotiated by the Premier League is shared equally between the clubs that are to be in the Premier League for the season to which the income relates. Our pro rata income received from the other commercial contracts negotiated by the Premier League is not material to the Company’s results of operations.
Retail, Merchandising, Apparel & Product Licensing
Unlike American teams in the NFL, MLB and NHL, Manchester United retains full control of the use and monetization of its intellectual property rights worldwide in the areas of retail, merchandising, apparel & product licensing.

Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring Manchester United brands as well as other licensed products from high fashion and luxury watches to children’s toys and household items such as mugs and bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners’ wholesale distribution channels.
We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our men’s first team wins the Premier League, FA Cup or Champions League, or decrease if our men’s first team fails to participate in the Champions League for two or more consecutive seasons, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. If the men’s first team fails to participate in the Champions League for two or more consecutive seasons, then the reduction is applied as from the year in which the second consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the men’s first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the 10-year term of the agreement.
The minimum guarantee from adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels, which rights may generate additional revenue for the club. We may also benefit from additional royalty payments upon exceeding a threshold of sales.
The agreement with adidas is subject to reciprocal termination provisions in respect of material breach and insolvency. Adidas may reduce the applicable payments for a year by 50% if the men’s first team is not participating in the English Premier League during that year. In addition, adidas may terminate the agreement by giving one full-season’s notice if the men’s first team is relegated from the English Premier League or if it is otherwise determined that the men’s first team shall not be participating in the Premier League or the top English league.
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
We have agreed a long term strategic partnership with Harves Entertainment for the creation of a series of Manchester United Experience Centers in China. Each venue will feature interactive and immersive experiences, using state-of the-art technology to bring Manchester United to life in this market. The first of these centers is scheduled to open in (the prestigious Tiananmen district in) Beijing at the start of the 2021 calendar year, with further venues in Shanghai and Shenyang scheduled to open later in the same year.
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
E-commerce
We currently have arrangements in place whereby Fanatics has been granted separate licenses to use our brand and/or trademarks to operate the official online store, branded as “United Direct”, in the United States and the rest of the world. The online store sells a range of Manchester United branded merchandise including official replica kit and other clothing from adidas. In addition, the online store offers a broad range of other apparel, equipment such as balls, luggage and other accessories, homewares such as bedroom, kitchen and bathroom accessories, and collectibles, souvenirs and other gifts. We currently receive a percentage of net sales from the online store as a royalty payment.
We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved leverage of our digital media platform, and focusing on delivering a tailored digital shopping experience at a regional level. Specifically, we intend to improve our ability to offer targeted merchandise to our followers, complemented by more efficient fulfillment mechanics, including product delivery, availability and payment methods.
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
The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, Broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to “grass roots” football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Under the previous Premier League broadcasting cycle, revenue from the sale of the rights to televise Premier League matches internationally by overseas broadcasters and radio was shared equally between the current clubs and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. Under the current Premier League broadcasting cycle which commenced in the 2019/20 season, international broadcasting rights are fixed at the previous cycle’s equal share adjusted for inflation. Any increase in rights values above this are then allocated to the twenty Premier League clubs based upon finishing position in the league.
COVID-19 resulted in the postponement of the 2019/20 Premier League, UEFA competitions and FA Cup competition with matches suspended from 13 March 2020. This resulted in the deferral of nine remaining Premier League matches, one scheduled Round of 16 Europa League match and the final matches of the FA Cup. The 2019/20 Premier League season resumed on 17 June 2020 (with three of the deferred matches played during June 2020 and the remaining six matches deferred to the start of the 2020/21 financial year). The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in an estimated rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate on individual clubs was approved by the 20 Premier League clubs and resulted in a reduction of approximately £14 million to amounts we typically would have earned. It is the intention of the league that the cash impact of this rebate will be deducted from distributions to clubs in seasons 2021/22 and 2022/23.

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
	Champions League (“UCL”)	Europa League (“UEL”)
	€’million	€’million
Bonus for group stage participation (UCL–32 teams; UEL–48 teams)	€15.25	€2.92
Bonus for each group stage win (maximum 6)	€2.70	€0.57
Bonus for each group stage draw(1)	€0.90	€0.19
Bonus for group runners-up	N/A	€0.50
Bonus for group winners	N/A	€1.00
Bonus for round of 32 participation	N/A	€0.50
Bonus for round of 16 participation	€9.50	€1.10
Bonus for quarter-final participation	€10.50	€1.50
Bonus for semi-final participation	€12.00	€2.40
Runner-up bonus (inclusive of ticketing revenue share)	€15.00	€4.50
Winner bonus (inclusive of ticketing revenue share)	€19.00	€8.50
Maximum total of the above	€82.45	€21.34

(1)
In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

In August of each season, the previous season’s Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €3.5 million participation fee, with the winner receiving an additional €1.0 million.
Total fixed distribution amounts are €1.073 billion for Champions League and €308 million for Europa League. In addition to the fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. Further, with effect from the three-year cycle 2018/19 to 2020/21, UEFA introduced the coefficient ranking. The total market pool for the Champions League is €292 million per annum and the total coefficient ranking allocation is €585 million per annum (giving a combined total of €877 million per annum) and the total market pool for the Europa League is €168 million per annum and the total coefficient ranking allocation is €84 million per annum (giving a combined total of €252 million per annum).
The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions. On the basis of these parameters, a ranking has been established. The total Champions League amount of €585.05 million is divided into ‘coefficient shares’, with each share worth €1.108 million. The lowest-ranked team will receive one share (€1.108 million). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€35.46 million). The total Europa League amount of €84 million is divided into ‘coefficient shares’, with each share worth €71,430. The lowest-ranked team will receive one share (€71,430). One share will be added to every rank and so the highest-ranked team will receive 48 shares (€3.42 million).
The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage. The total English market pool for the 2019/20 Europa League competition was approximately €33 million. This amount can vary from season to season subject to the composition of the clubs taking part in the group stage. 50% of each country market pool is distributed to its group-stage representatives based on each club’s domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup, if participating in the Europa League, earn the highest share). Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season (such as ourselves in 2016/17) does not receive a distribution of the 50% market pool based on domestic performance in the previous season.
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

Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions.
UEFA has announced in its circular letter 75/2020 that gross revenues from the 2019/20 club competitions were adversely impacted by COVID-19 by a total amount of approximately €566 million, representing 16% of total revenues. UEFA has confirmed that this shortfall will be recouped against distributions to clubs who participate in their competitions over the five seasons from 2019/20 through to 2023/24. As a result, going forward through to season 2023/24, we expect approximately a 3.5% annual reduction to the above distributions. The reduction for each individual club will be calculated in proportion to each individual club’s related revenue and will therefore be dependent upon competition participation and progress.
Digital media
Our website, www.manutd.com, is published in 7 languages and is available globally. We use our website, which incorporates e-commerce services and venue microsites (United Events, Exec Club, Foundation, Matchday VIP), to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach a global audience. Our website is designed with a mobile first approach, with content including exclusive articles, exclusive videos, real-time match updates, live blogging capabilities, social integration and sharing capabilities, improved search and discoverability, content recommendations, fan polls, voting trivia and statistics.
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
Content and localization
Our digital media properties are an increasingly important means through which we engage with our fan base, domestically and internationally. To take advantage of that opportunity, we are constantly developing our premium, localized and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world.
Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. Our mobile application is available in Simplified Chinese. We also currently have international language websites in English, Spanish, French, Arabic, Simplified Chinese, Korean and Japanese. On our social channels we have international language feeds in English, Spanish, Arabic, Simplified Chinese, Korean, Japanese, Malay and Thai. This enables us to engage with our followers in their native language and to produce content that is specific to each region.
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
At the start of the 2018/19 season we launched our first free global mobile application. This application has been developed in conjunction with our new website which will provide benefits to our fans, through a clean and easy navigation interface. We believe our mobile application also provides significant benefits to our business through better e-commerce functionality and more digital inventory for our commercial partners to benefit from. We believe our focus on our owned and operated products will lead to an improved customer experience via the mining of owned data, which will lead to more personalization and a more engaged fan base, as users spend more time on our platforms and return regularly.
In the 2016/17 season we launched the MUTV channel on a direct-to-consumer basis. This enabled fans to purchase MUTV on a subscription basis for the first time without an existing satellite or cable subscription.
We launched a free content section allowing all fans access to our exclusive programming, with subscribers then having access to our full range of programming, including both on demand and linear experiences around full match commentary for all Premier League, Champions League and domestic cup matches, as well as live tour matches and coverage. Subscribers can also view pre- and post-match analysis for all matches by club legends, exclusive interviews with the team manager and men’s first team players, award winning documentaries, celebrity features, and live broadcasts of academy team matches and more recently women’s team matches.
We intend to continue developing the functionality of our mobile applications to facilitate greater engagement and to satisfy global demand.
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
As of 30 June 2020 we had over 164.0 million social connections including approximately 73.2 million connections on our Facebook page, over 35.9 million followers on Instagram and over 25.3 million followers to our Twitter accounts. For the 2019/20 season we generated over 1.1 billion interactions on Facebook, Instagram and Twitter.
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
MUTV
MUTV is our wholly-owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including live first team football from our pre-season tours, academy and women’s team live football, club news, game highlights, and exclusive “behind the scenes” coverage of our club.
Depending on the market, we may offer MUTV as a single product to television distributors for distribution to our fans on a linear television basis or directly to our fans on a D2C basis which allows them to subscribe directly to the club via our OTT offering. MUTV is currently available in 195 markets globally.
For example, in our domestic territory, the United Kingdom, MUTV is offered to consumers through the Sky and Virgin Media distribution platforms and on a D2C basis via a subscription on MUTV mobile applications on iOS and GooglePlay App stores and ‘Connected TV’ applications on platforms such as Roku, Amazon Fire, AppleTV and Xbox. In addition, MUTV is available on MUTV.com.
Outside the United Kingdom, we offer MUTV through distribution partners as part of a suite of media rights, which can be purchased on a bundled or selective basis, and can include certain promotional rights, and via the OTT offerings (both on mobile application and Connected TVs).
MUTV features a range of content, the primary categories of which are:
•
highlights from games and other time-delayed game footage (including full matches), both of which are subject to certain holdback periods under the agreements between media distributors, the participating clubs and the Premier League and UEFA;

•
live coverage of promotional tours and exhibition games;

•
lifestyle programming and other “behind the scenes” content profiling the club, our history, our manager and our players;

•
live coverage of women’s team games;

•
live coverage of academy and youth games;

•
live ‘Managers Press Conference’ before relevant men’s first team fixtures; and

•
various other award winning shows and documentaries.

Matchday
Our stadium, which we fully own, is called Old Trafford and is known as “The Theatre of Dreams.” We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,140. In the 2019/20 season, prior to the postponement due to COVID-19, the club’s 23 home games were attended by a cumulative audience of over 1.6 million. The remaining games were played behind closed doors. The stadium has approximately 8,000 executive club seats, including 133 luxury boxes, 24 restaurants and 4 sports bars.
We have one of the highest capacity utilizations among English clubs, with an average attendance for our home Premier League matches played in front of a crowd of over 99% for each season since the 1997/98 season. The substantial majority of our tickets are sold to both general admission and executive season ticket holders, the majority of whom pay for all their tickets in advance of the first game of the season. As a result of COVID-19, seasonal facility sales are currently on hold due to the uncertainties around fans returning to the stadium.
Other Matchday revenue includes Matchday catering (including the sale of hospitality packages, food and drink), event parking, program sales as well as membership and travel, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including the annual Rugby Super League Grand Final), music concerts and entertainment events. As a result of COVID-19, Old Trafford, along with its Museum, Stadium Tour and Red Café operations have been closed since mid-March 2020. The timing for re-opening and any modified participant levels is currently uncertain.
We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult official members pay £35 per season to join the program while persons over the age of 65 and under the age of 18 receive a discount. At the end of the 2019/20 season we had over 241,000 members. This represents a decrease of 5.1% compared to the previous season, and was impacted by the temporary closure of the membership program in March 2020 following the suspension of the season due to COVID-19.
The Manchester United Museum is located within Old Trafford. It chronicles Manchester United’s 142-year history and houses the club’s most precious artifacts and trophies. In 2019/20, approximately 211,000 people visited the Manchester United Museum, making it the most visited football club museum in the United Kingdom. The museum has been closed since mid-March 2020 due to the COVID-19 pandemic.
We have frozen general admission season ticket prices for a ninth consecutive season ahead of the 2020/21 season to support fans in attending our games. We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and by providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday sales going forward. As a result of the COVID-19 pandemic, seasonal facility sales are currently on hold due to the uncertainties around fans returning to the stadium.

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
The FFP regulations contain a “break-even” rule aimed at encouraging football clubs to operate on the basis of their own revenue. Therefore, owner investments of equity will be allowed only within the acceptable deviation thresholds, as described below. In addition, the FFP regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA club competition based on sporting grounds, will then be required to comply with a “monitoring” process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body (“CFCB”). The CFCB is part of UEFA’s Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA club competitions and ultimately exclusion from UEFA club competitions.
The monitoring process includes so called ‘breach indicators’ which if in existence trigger additional reporting requirements to UEFA such as accelerated reporting of audited financial information and projections for the competition season and future seasons. Breach indicators include an auditor going concern qualification, a worsening balance sheet net liabilities position, a break-even deficit in any individual year and sustainable debt and player transfer balance indicators. The sustainable debt indicator is triggered if debt at the reporting date is greater than €30 million and greater than seven times the average of relevant earnings (as defined by UEFA). The player transfer balance indicator is triggered if a club incurs a deficit on net player transfers in excess of €100 million in any transfer window within the license season.
Ahead of registration for UEFA club competitions for the 2020/21 season we submitted our payables analysis and break-even assessment under the FFP regulations. The break-even test result, initially assessed on the cumulative sum of the financial information for the two years ended 30 June 2019 (but which would ordinarily have been extended to the cumulative sum of the financial information for the three years ended 30 June 2020 should there have been any breach indicators) was positive (i.e. a surplus). The payables analysis is typically carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA club competitions.
With respect to the break-even assessment, a club must demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The permitted level of deficit is limited over the three-year assessment period to just €5 million, although a larger deficit of up to €30 million is permitted provided it is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeds the €30 million limit will automatically be in breach of the break-even rule, unless it has sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions.
Due to the reduced revenues and financial implications caused by COVID-19, UEFA have revised the rules for Financial Fair Play submissions relating to participation in UEFA competitions going forward. The standard submission is a break-even result over a two-year period, extended to a three-year period in the result of a breach indicator (being the two preceding financial years and the current financial year) with an allowable loss of €5 million before equity injection. For a licensee to compete in UEFA competitions in 2020/21, the break-even result has been amended to a two-year period, being the two years ended 30 June 2019. For a licensee to compete in UEFA competitions in 2021/22, the break-even result has been revised to a three-year period reflecting the aggregate of the two years ended 30 June 2019, plus the average of the years ended 30 June 2020 and 30 June 2021. Moreover, the allowable loss has been extended to be the measurable impact of COVID-19 on the club, calculated by the reduction in revenues (excluding UEFA revenues) from the year ended 30 June 2019 to the average of the years ended and ending 30 June 2020 and 30 June 2021, respectively. We do not anticipate any issues in complying with these requirements.
European clubs reported operating profits for the sixth consecutive year in 2017/18 at just under €0.7 billion, albeit lower than the record €1.4 billion in 2016/17. European clubs have now generated more than €4.3 billion in operating profits over the last five fiscal years compared with operating losses of €0.7 billion during the period from fiscal year 2009 to fiscal year 2013. This would suggest that the UEFA Licensing and Financial Fair Play Regulations are achieving their objectives.
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
Premier League Profitability and Sustainability Rules
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
Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in August 2020, based on our fiscal year 2018 and fiscal year 2019 audited financial statements. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in August 2020 was positive.
Consistent with UEFA, due to the reduced revenues and financial implications caused by COVID-19, the Premier League Profitability and Sustainability Rules have been revised. Our August 2020 submission was based on our fiscal year 2018 and fiscal year 2019 audited financial statements. For the submission in 2021, the allowable loss amount will be increased to an amount equivalent to the measurable impact of COVID-19 on the club. For the submission in 2022, the three-year period will be fiscal year 2018 and fiscal year 2019 plus the average of fiscal year 2020 and fiscal year 2021, adjusted for the measurable impact of COVID-19.
As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League Profitability and Sustainability Rules, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.
Social Responsibility
Manchester United Foundation
We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation (the “Foundation”). The associated charity of Manchester United, the Foundation uses football to engage and inspire young people to build a better life for themselves and unite the communities in which they live. Dedicated staff deliver football coaching, educational programs and personal development, providing young people with opportunities to change their lives for the better. The Foundation has partnerships with 27 high schools across Greater Manchester, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and the disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities to young people across Greater Manchester. The Foundation fulfills all charitable activity for Manchester United, including promotion of the Sir Bobby Charlton Foundation (finding innovative solutions to create a landmine-free world), and managing the club’s long-term partnership with global children’s organization Unicef. The United for Unicef partnership is the longest running of its kind and since the start of the partnership in 1999 has had a positive impact on the lives of millions of children across the globe. The Foundation also supports external charities by providing signed items for their own fundraising purposes.
Due to the COVID-19 pandemic, the Foundation’s regular delivery and operations in schools and the local community was disrupted, however we continued to serve those with whom we work on a regular basis through online resources, monetary and food donations, and presence in schools, and staff also supported the distribution of food and care packages to the community, food banks and other charitable organizations.
Equality, Diversity and Inclusion
We are committed to equality, diversity and inclusion, with the club’s activity in these areas falling with its #allredallequal campaign. There are a large number of activities that have contributed to the work being done in these areas, including the club working towards achieving the Premier League Equality Standard Advanced Level in June 2019, establishing a strategic partnership with LGBT inclusion charity Stonewall, becoming the first club to sign the UK Government’s Social Mobility Pledge (outlining our commitment to accessing and progressing talent from all backgrounds), and a number of internal engagement activities being delivered by the club’s Employee Inclusion Networks.
The club’s award-winning RED initiative, demonstrates our stance against all forms of discrimination taking place on and off the pitch, with a particular focus on social media. This campaign, in addition to messaging around International Women’s Day and Mental Health, forms part of the club’s activities within #allredallequal as we strive to promote equality, diversity and inclusion throughout. We continue to support football-wide campaigns and initiatives within the lens of #allredallequal.
Internationally, the club’s diversity and inclusion strategy outlines the club’s plans to further develop equality, diversity and inclusion across all areas of the business and ensure that Old Trafford remains as a welcoming and inclusive environment to all.
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
We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications. The historic emphasis has been on seeking and maintaining trademark registrations for the words “Manchester United” and the club crest but that emphasis was then extended to cover the devil device and the words “MUTV” and “Man Utd”. We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio visual footage.
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

•
Television media: We receive media income primarily from the Premier League and UEFA media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed “—Revenue Sectors—Broadcasting.” On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.

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
Real Property
We own or lease property dedicated to our football and other operations. The most significant of our real properties is Old Trafford. The following table sets out our key owned and leased properties. In connection with our revolving facilities, our secured term loan facility and the senior secured notes, several of our owned properties, including Old Trafford are encumbered with land charges as security for all obligations under those agreements, although the Manchester International Freight Terminal and the Aon Training Complex are not encumbered.
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
Subsidiaries
Our directly or indirectly wholly-owned principal subsidiaries are: Red Football Finance Limited, Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red

Football Limited, Red Football Junior Limited, Manchester United Limited, Alderley Urban Investments Limited, Manchester United Football Club Limited, Manchester United Women’s Football Club Limited, Manchester United Interactive Limited, MU Commercial Holdings Limited, MU Commercial Holdings Junior Limited, MU Finance Limited, MU RAML Limited, MUTV Limited and RAML USA LLC. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated in the Cayman Islands and RAML USA LLC which is incorporated in the state of Delaware in the United States.
Customers
See “Item 3.D. Risk Factors—Risks Related to Our Business—. We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, who represented 23.2%, 24.1% and 26.4% of our total revenue in each of the years ended 30 June 2020, 2019 and 2018, respectively. Our second largest customer was adidas, who represented 15.3%, 12.6% and 13.4% of our total revenue in each of the years ended 30 June 2020, 2019 and 2018.
ITEM 4A.   UNRESOLVED STAFF COMMENTS
None.
ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.
Overview
We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 142-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Aon, General Motors (Chevrolet) and Kohler that want access and exposure to our community of followers and association with our brand.
As a direct consequence of COVID-19, and the Government imposed restrictions, the Premier League, UEFA competitions and the FA Cup competition were suspended from 13 March 2020. This resulted in the deferral of nine remaining Premier League matches, one scheduled Round of 16 Europa League match and the final matches of the FA Cup. The resumption of domestic competitions (Premier League and FA Cup) resulted in one Premier League home match, two Premier League away matches and an FA Cup quarter final away match being played during the month of June 2020. All remaining domestic matches were played in July 2020 with the UEFA Europa League resuming and completing in August 2020. All matches from June 2020 were played behind closed doors.
The postponement has resulted in ten matches relating to 2019/20 competitions being played at the start of the financial year ending 30 June 2021 as well as the remaining matches being played behind closed doors, the impact of which was to reduce Matchday and Broadcasting revenues for the year ended 30 June 2020.
Broadcasting revenue has been further impacted by rebates due to broadcasters following disruption of the 2019/20 competitions.
Further, Old Trafford and its flagship Megastore operations as well as Museum, Stadium Tour and Red Café operations were closed in mid-March 2020. The Old Trafford Megastore re-opened during June 2020 with a variety of safety measures in place in line with Government guidance. The stadium and Museum and Stadium Tour operations remain closed. The timing for re-opening and any modified participant levels is currently uncertain.

The ongoing crisis has had a significant impact on full year revenues, operating profit and cash flows for the year ended 30 June 2020. We expect that the wider impact of COVID-19 on future revenue streams and cash flows will vary, but will generally depend on the extent and success of UK and international governmental measures to manage the spread of the disease; the length of time that such measures remain in place, their impact on future consumer behavior and our ability to play football matches.
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
Revenue Drivers
Commercial
Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2020 was £279.0 million.
Sponsorship
We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company—Revenue Sectors—Commercial—Sponsorship—Our Sponsors” for some of our global and regional sponsors as at 1 July 2020.
A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.
Our current shirt sponsor is General Motors (Chevrolet), and our current training facilities and training kit partner is Aon.
Total sponsorship revenue for the year ended 30 June 2020 was £182.7 million.
Retail, Merchandising, Apparel & Product Licensing
Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring the Manchester United brand as well as other licensed products from coffee mugs to bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners’ wholesale distribution channels.
We have a 10-year agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015. See “Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.
Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2020 was £96.3 million. Revenue for the year ended 30 June 2020 was impacted by COVID-19 and the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.
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
Season 2019/20 was the first year of a new Premier League broadcasting rights three-year cycle. Of seven live UK packages, five were sold to Sky Sports, one to BT Sport and the final one to Amazon Prime Video, a new entrant in the domestic Premier League rights market. The overall value generated from the sale of the seven packages was not publicly disclosed, but was a slight reduction on the previous rights deal. The previous deal, which saw an increase of over 70% for the 2016/17 to 2018/19 cycle compared to the 2013/14 to 2015/16 cycle, represented the largest UK TV rights deal ever signed. The international broadcasting rights for the current three-year cycle are a 30% uplift on the previous cycle. The Premier League also implemented a change to the distribution method for international broadcasting rights in 2019/20. International broadcast monies were previously split equally among Premier League clubs. From 2019/20, clubs share equally an inflation-adjusted amount on the previous three-year cycle, with any growth in international rights distributed based on league finishing position at the end of the season. In the current cycle, the ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8:1.
Our share of the revenue under the Premier League broadcasting rights contract amounted to £112.5 million, £146.3 million and £151.6 million for the 2019/20, 2018/19 and 2017/18 seasons, respectively, and our share of the revenue from broadcasting rights for UEFA club competitions amounted to £16.8 million, £83.1 million and £38.3 million for the 2019/20, 2018/19 and 2017/18 seasons, respectively.
Our participation in the Premier League and Champions League or Europa League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. Revenue for the year ended 30 June 2020 was primarily impacted by non-participation in the UEFA Champions League and by COVID-19 and the subsequent deferral of a number of matches to the start of the 2020/21 financial year, as well as rebates due to broadcasters following competition delay and broadcast schedule changes.
In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £7.9 million, £10.1 million and £10.7 million for each of the years ended 30 June 2020, 2019 and 2018, respectively. Total Broadcasting revenue for the year ended 30 June 2020 was £140.2 million.
Matchday
Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2020 was £89.8 million. As a result of COVID-19, our five remaining home matches, originally scheduled for the 2019/20 financial year, have been played behind closed doors (four of such matches were deferred to the start of the 2020/21 financial year).

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
Other operating expenses
Our other operating expenses include certain variable costs such as Matchday catering, policing, security stewarding and cleaning at Old Trafford, visitor gateshare for domestic cups, and costs related to the delivery on media and commercial sponsorship contracts. Other operating expenses also include certain fixed costs, such as property costs, maintenance, human resources, training and developments costs, and professional fees. As a result of COVID-19 and the associated reduced business activity, other operating expenses for the year ended 30 June 2020 have decreased compared to the prior year. This includes five home matches relating to 2019/20 competitions played behind closed doors (of which four matches were deferred to the start of the 2020/21 financial year) plus the impact of reduced travel and reduced costs related to the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.
Amortization, depreciation and impairment
We amortize the capitalized costs associated with the acquisition of players’ and key football management staff registrations. These costs are amortized over the period of the employment contract agreed with a player/key football management staff. If a player or key football management staff extends his contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players’ and key football management staff registrations from year to year and period to period reflect additional fees paid for the acquisition of players and key football management staff, the impact of contract extensions and the disposal of registrations. As such, increased players’ and key football management staff registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player and key football management staff registration costs vary from period to period, this may drive variability in our results of operations. We also amortize the capitalized costs associated with the acquisition of other intangible assets over their estimated useful lives, which is typically between 3 and 10 years.
Depreciation primarily reflects a straight-line depreciation on investments made in property, plant and equipment. Depreciation over the periods under review results primarily from the depreciation of Old Trafford, including incremental improvements made to Old Trafford each season.
Impairment charges arise when an asset’s carrying amount exceeds its recoverable amount. Assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable.
Exceptional items
Exceptional operating costs are those costs that in management’s judgment need to be separately disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition.
Profit/(loss) on disposal of intangible assets
We recognize profits or losses on the disposal of intangible assets (primarily players’ registrations) in our statement of profit or loss. Acquisitions and disposals of players are discretionary and we make transfer decisions based upon the requirements of our first teams and the overall availability of players. These requirements and the availability of players, and resulting profits or losses on disposals, may vary from period to period, contributing to variability in our results of operations between periods.
Finance costs
A key component of our expenses during each of the past three fiscal years has been interest costs. We expect interest expense to continue to be a significant component of our expenses. See “Item 5.B. Liquidity and Capital Resources—Indebtedness.”
Taxes
During each of the three years ended 30 June 2020, 2019 and 2018, our principal operating subsidiaries were tax residents in the United Kingdom. During the same years, we were subject to a weighted UK statutory tax rate of 19.0% each year.
Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21%). The US federal corporate income tax rate reduced from 35% to 21% following the substantive enactment of US tax reform on 22 December 2017 (the “TCJA”). We expect to utilize a credit in the United States for the UK taxes paid and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to align more closely with the US statutory rate of 21%.
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
Seasonality
We experience seasonality in our revenue and cash flow, limiting the overall comparability and predictability of interim financial periods. In any given interim period, our total revenue can vary based on the number of games played in that period, which affects the amount of Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We historically recognize the most revenue in our second and third fiscal quarters due to the scheduling of matches. However, a strong performance by our men’s first team in UEFA club competitions and domestic cups could result in significant additional Broadcasting and Matchday revenue, and consequently we may also recognize the most revenue in our fourth fiscal quarter in those years. Our cash flow may also vary among interim periods due to the timing of significant payments from major commercial agreements. As such, though we report interim results of operations for our first, second and third fiscal quarters, in managing our business, setting goals and assessing performance we focus primarily on our full-year results of operations rather than our interim results of operations. Additionally, the seasonality we have experienced in our business has been further impacted by the COVID-19 pandemic.
A.
OPERATING RESULTS

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2020 and 2019. For a discussion of our results of operations for the year ended 30 June 2018, including a year-to-year comparison between the years ended 30 June 2019 and 2018, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2019.
	Year ended 30 June
	2020	2019
	(£’000)
Statement of profit or loss data
Revenue	509,041	627,122
Analyzed as:
Commercial revenue	279,044	275,093
Broadcasting revenue	140,203	241,210
Matchday revenue	89,794	110,819
Operating expenses–before exceptional items	(522,204)	(583,337)
Analyzed as:
Employee benefit expenses	(284,029)	(332,356)
Other operating expenses	(92,876)	(108,977)
Depreciation and impairment	(18,543)	(12,850)
Amortization	(126,756)	(129,154)
Operating expenses–exceptional items	—	(19,599)
Total operating expenses	(522,204)	(602,936)
Operating (loss)/profit before profit on disposal of intangible assets	(13,163)	24,186
Profit on disposal of intangible assets	18,384	25,799
Operating profit	5,221	49,985
Finance costs	(27,391)	(25,470)
Finance income	1,352	2,961
Net finance costs	(26,039)	(22,509)
(Loss)/profit before income tax	(20,818)	27,476
Income tax expense	(2,415)	(8,595)
(Loss)/profit for the year	(23,233)	18,881

Year Ended 30 June 2020 as Compared to the Year Ended 30 June 2019
	Year ended 30 June		% Change 2020 over 2019
	2020	2019
	(in £ millions)
Revenue	509.0	627.1	(18.8)%
Commercial revenue	279.0	275.1	1.4%
Broadcasting revenue	140.2	241.2	(41.9)%
Matchday revenue	89.8	110.8	(19.0)%
Total operating expenses	(522.2)	(602.9)	(13.4)%
Employee benefit expenses	(284.0)	(332.3)	(14.5)%
Other operating expenses	(92.9)	(109.0)	(14.8)%
Depreciation and impairment	(18.6)	(12.8)	45.3%
Amortization	(126.7)	(129.2)	(1.9)%
Exceptional items	—	(19.6)	(100.0)%
Profit on disposal of intangible assets	18.4	25.8	(28.7)%
Net finance costs	(26.0)	(22.5)	15.6%
Tax expense	(2.4)	(8.6)	(72.1)%
Revenue
Total revenue for the year ended 30 June 2020 was £509.0 million, a decrease of £118.1 million, or 18.8%, compared to the year ended 30 June 2019, as a result of an increase in revenue in our commercial sector and a decrease in revenue in our broadcasting and Matchday sectors, as described below.
Commercial revenue
Commercial revenue for the year ended 30 June 2020 was £279.0 million, an increase of £3.9 million, or 1.4%, over the year ended 30 June 2019.
•
Sponsorship revenue for the year ended 30 June 2020 was £182.7 million, an increase of £9.7 million, or 5.6%, over the year ended 30 June 2019, primarily due to increased sponsorship deals and additional pre-season tour revenue; and

•
Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2020 was £96.3 million, a decrease of £5.8 million, or 5.7%, over the year ended 30 June 2019, due to the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.

Broadcasting revenue
Broadcasting revenue for the year ended 30 June 2020 was £140.2 million, a decrease of £101.0 million, or 41.9%, over the year ended 30 June 2019, primarily due to non-participation in the UEFA Champions League, plus the impact of ten home and away matches relating to 2019/20 competitions being played at the start of fiscal 2021 (including six Premier League matches, three UEFA Europa League matches and one FA Cup match).Revenues have been further impacted by Premier League rebates estimated to be approximately £14.0 million for the full 2019/20 season, following delay and broadcast schedule changes to the season as a whole.
Matchday revenue
Matchday revenue for the year ended 30 June 2020 was £89.8 million, a decrease of £21.0 million, or 19.0%, over the year ended 30 June 2019, primarily due to three Premier League home matches and the UEFA Europa League Round of 16 home match deferred into fiscal 2021 and subsequently played behind closed doors and one Premier League home match played behind closed doors in June 2020. Furthermore, the

2019/20 UEFA Europa League quarter-final and semi-final matches were revised to a knockout tournament format (from the typical two-leg home and away rounds) and played behind closed doors at neutral venues in fiscal 2021. This was partially offset by playing two more domestic cup home matches.
Total operating expenses
Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2020 were £522.2 million, a decrease of £80.7 million, or 13.4%, over the year ended 30 June 2019.
Employee benefit expenses
Employee benefit expenses for the year ended 30 June 2020 were £284.0 million, a decrease of £48.3 million, or 14.5%, over the year ended 30 June 2019, primarily due to the impact of net player disposals, loan deals and contracted reductions in player salaries as a result of non-participation in the UEFA Champions League.
Other operating expenses
Other operating expenses for the year ended 30 June 2020 were £92.9 million, a decrease of £16.1 million, or 14.8%, over the year ended 30 June 2019, primarily due to reduced business activity as a result of COVID-19. This includes the impact of three Premier League home matches and the UEFA Europa League Round of 16 home match deferred into fiscal 2021 and subsequently played behind closed doors, one Premier League home match played behind closed doors in June 2020, along with reduced travel and reduced costs related to the closure of the Old Trafford Megastore from mid-March 2020 to mid-June 2020.
Depreciation and impairment
Depreciation and impairment for the year ended 30 June 2020 amounted to £18.6 million, an increase of £5.8 million, or 45.3%, over the year ended 30 June 2019, primarily due to impairment of investment property following the impact of COVID-19.
Amortization
Amortization, primarily of registrations, for the year ended 30 June 2020 was £126.7 million, a decrease of £2.5 million, or 1.9%, over the year ended 30 June 2019. The unamortized balance of registrations as of 30 June 2020 was £346.9 million, of which £119.7 million is expected to be amortized in the year ending 30 June 2021. The remaining balance is expected to be amortized over the four years ending 30 June 2025. This does not take into account player acquisitions after 30 June 2020, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2020, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.
Exceptional items
Exceptional items for the year ended 30 June 2020 were £nil. Exceptional items for the year ended 30 June 2019 were a cost of £19.6 million, relating to compensation to the former manager of the men’s first team and certain members of the coaching staff for loss of office.
Profit on disposal of intangible assets
Profit on disposal of intangible assets for the year ended 30 June 2020 was £18.4 million, compared to a profit of £25.8 million for the year ended 30 June 2019. The profit on disposal of intangible assets for the year ended 30 June 2020 primarily related to the disposal of Lukaku (Inter Milan). The profit on disposal of intangible assets for the year ended 30 June 2019 primarily related to the disposals of Blind (Ajax), Johnstone (West Bromwich Albion) and Fellaini (Shandong Luneng).

Net finance costs
Net finance costs for the year ended 30 June 2020 were £26.0 million, an increase of £3.5 million, or 15.6%, over the year ended 30 June 2019. The increase was primarily due to unrealized foreign exchange losses on unhedged USD borrowings.
Tax
The tax expense for the year ended 30 June 2020 was £2.4 million, compared to £8.6 million for the year ended 30 June 2019. The current year tax expense on a loss before tax includes the impact of non-deductible expenses and re-measurement of the US deferred tax asset.
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
For a summary of all of our significant accounting policies, see note 2 to our audited consolidated financial statements as of 30 June 2020 and 30 June 2019 and for the years ended 30 June 2020, 2019 and 2018 included elsewhere in this Annual Report.
We believe that the following accounting policies reflect the most critical estimates and assumptions and are significant to the consolidated financial statements.
We do not consider there to be any significant judgments in the preparation of the consolidated financial statements.
Recognition of revenue
Commercial
Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the United Kingdom and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours.
A number of our sponsorship contracts contain significant estimates in relation to our recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).
The minimum guarantee payable by adidas over the term of our agreement with them is equal to £750 million, subject to certain adjustments. Payments due in a particular year may increase if our men’s first team wins certain competitions or decrease if our men’s first team fails to participate in the Champions League for two or more consecutive seasons, with the reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. In the event of a reduction in any year due to the failure to participate in the Champions League for two or more consecutive seasons, the payments revert back to the original terms upon the men’s first team participating again in the Champions League. Any increase or decrease in a particular year would have the effect of increasing or decreasing the minimum guarantee amount of £750 million payable over the term of the agreement. A critical estimate in the current and future financial years therefore will be management’s assessment as to whether or not our men’s first team is likely to fail to participate in the Champions League for two or more consecutive seasons during the term of the agreement. Such assessments of future participation may differ from actual participation, which could result in a difference in the revenue recognized in a given year.
Broadcasting and Matchday
For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2020 and 2019 and for the years ended 30 June 2020, 2019 and 2018 included elsewhere in this Annual Report.
Fair value and impairment of investment properties
Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2020 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation—Global Standards 2017 on the basis of Fair Value (as defined in the Standards). Market activity is currently being impacted by the response to COVID-19 and consequently the external valuers introduced a “material valuation uncertainty” clause, meaning less certainty, and a higher degree of caution, should be attached to the valuation. This creates a key source of estimation uncertainty for the Group.
Fair value of intangible assets—registrations
The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the individual’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Costs associated with the acquisition of players’ and key football management staff registrations include transfer fees, Premier League levy fees, agents’ fees and other directly attributable costs. These costs are amortized over the period covered by the individual’s contract. To the extent that an individual’s contract is extended, the remaining book value is amortized over the remaining revised contract life.
Recognition of deferred tax assets
We recognize deferred tax effects of temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities.
Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.
B.
LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and the Aon Training Complex, payment of interest on our borrowings, employee benefit expenses, other operating expenses and dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility and our senior secured notes. We manage our cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar borrowings that we use to hedge our US dollar commercial revenue exposure. See “—Indebtedness” We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.
The ongoing COVID-19 crisis has had a significant impact on full year cash flows for the year ended 30 June 2020. We expect that the wider impact of COVID-19 on revenue streams and cash flows will vary, but will generally depend on the extent and success of UK and international governmental measures to manage the spread of the disease; the length of time that such measures remain in place, their impact on future consumer behavior and our ability to play football matches. Given the ongoing uncertainty, we have taken several steps to preserve capital and increase liquidity, including closely monitoring the Company’s operating cost base and levels of uncommitted capital expenditures. We believe we are well placed with a strong balance sheet, including cash resources as at 30 June 2020 of £51.5 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 30 June 2020, we also had access to an undrawn revolving facility of £150 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the ongoing nature of the COVID-19 pandemic and its continuing impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.
In fiscal year 2020, we paid a regular semi-annual cash dividend on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change. In fiscal 2020, the board of directors authorized a $35.0 million share repurchase program and we acquired treasury shares amounting to £21.3 million. We have suspended our share buy-back program due to the impact of the ongoing COVID-19 pandemic.
Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. As a result of COVID-19, seasonal facility sales are currently on hold due to the uncertainties around fans returning to the stadium, and as such cash flows for the year to 30 June 2020 have been impacted. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. As a result of delays to the 2019/20 competitions, monies that would have ordinarily been received at the end of the current financial year were deferred to the start of the next financial year upon completion of all competitions. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. As a result of COVID-19, the timing of commercial cash receipts has been impacted. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 June 2020, we had no outstanding loans under our existing revolving facility (as defined below).

Pursuant to our contract with adidas, which began on 1 August 2015, the minimum guarantee payable by adidas over the 10-year term of the agreement is equal to £750 million, subject to certain adjustments. See “Item 4. Information on the Company—Revenue Sectors—Commercial—Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.
We also maintain a mixture of long-term debt and capacity under our revolving facilities in order to ensure that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.
Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid evenly throughout the 12 months of the fiscal year.
In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. Although we have not historically drawn on our existing revolving facility during the summer transfer window, if we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facilities to meet our cash needs.
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
We record these investments as capital expenditures. Capital expenditure at Old Trafford was £18.4 million, £8.5 million and £6.3 million for the years ended 30 June 2020, 2019 and 2018, respectively. This includes carrying out improvements at Old Trafford relating to the provision for supporters with disabilities. This follows consultation with organizations such as the Equality and Human Rights Commission (EHRC) and Manchester United Disabled Supporters’ Association (MUDSA) and includes the creation of new accessible viewing areas for disabled supporters.
In addition, we spent approximately £1.9 million, £3.1 million and £4.0 million for the years ended 30 June 2020, 2019 and 2018, respectively in connection with updating and expanding the Aon Training Complex, our training facility.
Digital Media capital expenditure
We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.
Net intangible asset—registrations capital expenditure
Our average net intangible asset—registrations capital expenditure over the last 5 years has been a cash outflow of £133.8 million per fiscal year. However, net intangible asset—registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset—registrations capital expenditure. Actual cash used or generated from net intangible asset—registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.
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

Cash Flow
The following table summarizes our cash flows for the years ended 30 June 2020, 2019 and 2018:
	Year ended 30 June
	2020	2019	2018
	(in £ millions)
Cash flow from operating activities
Cash generated from operations	17.6	263.6	119.6
Interest paid	(19.9)	(19.0)	(18.9)
Debt finance costs paid	(0.6)	—	—
Interest received	1.3	2.9	1.2
Tax paid	(2.2)	(2.7)	(6.7)
Net cash (outflow)/inflow from operating activities	(3.8)	244.8	95.2
Cash flow from investing activities
Payments for property, plant and equipment	(21.3)	(13.7)	(13.2)
Payments for investment properties	—	(12.4)	—
Payments for intangible assets	(220.6)	(178.2)	(155.0)
Proceeds from sale of intangible assets	29.0	43.0	46.9
Net cash outflow from investing activities	(212.9)	(161.3)	(121.3)
Cash flow from financing activities
Acquisition of treasury shares	(21.3)	—	—
Repayment of borrowings	—	(3.8)	(0.4)
Principal elements of lease payments	(1.9)	—	—
Dividends paid	(23.2)	(23.3)	(22.0)
Net cash outflow from financing activities	(46.4)	(27.1)	(22.4)
Net (decrease)/increase in cash and cash equivalents(1)	(263.1)	56.4	(48.5)

(1)
Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash (outflow)/inflow from operating activities
Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other Matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2020 was £17.6 million, a decrease of £246.0 million from £263.6 million for the year ended 30 June 2019. This is primarily due to the COVID-19 impact on the 2020/21 season Matchday cash receipts, with seasonal facility sales currently on hold due to the uncertainties around fans returning to the stadium, and the timing of commercial cash receipts in respect of the 2020/21 financial year. Cash flow has been further impacted by non-participation in the UEFA Champions League and the deferral of 2019/20 Broadcasting monies into fiscal 2021 upon completion of all competitions. This is partially offset by the deferral of VAT payments for the quarters ended February and May 2020 in line with UK government business support measures provided during COVID-19. Cash generated from operations for the year ended 30 June 2018 was £119.6 million.
Additional changes in net cash (outflow)/inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility. We use interest rate swaps to manage the cash flow interest rate risk. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate. Draw-downs from our existing revolving facility, if any, are also subject to variable rates of interest.

Interest paid was £19.9 million for the year ended 30 June 2020, an increase of £0.9 million compared to £19.0 million for the year ended 30 June 2019. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest paid for the year ended 30 June 2018 was £18.9 million.
Net cash outflow from operating activities was £3.8 million for the year ended 30 June 2020, a decrease of £248.6 million compared to a net cash inflow of £244.8 million for the year ended 30 June 2019. Net cash inflow from operating activities for the year ended 30 June 2018 was £95.2 million.
Net cash outflow from investing activities
Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and the Aon Training Complex, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and the Aon Training Complex.
Net cash outflow from investing activities for the year ended 30 June 2020 was £212.9 million, an increase of £51.6 million from £161.3 million for the year ended 30 June 2019. Net cash outflow from investing activities for the year ended 30 June 2018 was £121.3 million.
For the year ended 30 June 2020, net capital expenditure on property, plant and equipment was £21.3 million, an increase of £7.6 million from net expenditure of £13.7 million for the year ended 30 June 2019. Net capital expenditure on property, plant and equipment for the year ended 30 June 2018 was £13.2 million.
For the year ended 30 June 2020, net capital expenditure on investment properties was £nil compared to £12.4 million for the year ended 30 June 2019. Net capital expenditure on investment properties for the year ended 30 June 2018 was £ nil.
For the year ended 30 June 2020, net capital expenditure on intangible assets was £191.6 million, an increase of £56.4 million from net expenditure of £135.2 million for the year ended 30 June 2019. Net capital expenditure for the year ended 30 June 2020 was mainly comprised of payments made for the acquisitions of Fernandes, Fred, Lukaku, Maguire, Matic and Wan-Bissaka, less payments received relating to the disposal of Lukaku.
Net capital expenditure for the year ended 30 June 2019 was mainly comprised of payments made for the acquisitions of Dalot, Fred, Lukaku and Pogba.
Net capital expenditure on intangible assets for the year ended 30 June 2018 was £108.1 million and was mainly comprised of payments made for the acquisitions of Lindelof, Lukaku, Matic, Mkhitaryan and Pogba, less payments received relating to the disposal of Depay, Di Maria and Schneiderlin.
Net cash outflow from financing activities
Net cash outflow from financing activities for the year ended 30 June 2020 was £46.4 million, an increase of £19.3 million compared to £27.1 million for the year ended 30 June 2019. During the year ended 30 June 2020, we acquired treasury shares amounting to £21.3 million and paid two semi-annual dividends amounting to £23.2 million in the aggregate. Net cash outflow from financing activities for the year ended 30 June 2020 also includes principal elements of lease payments (previously presented as operating cash flows).
During the year ended 30 June 2019, we repaid the remaining balance of a secured bank loan amounting to £3.8 million and paid two semi-annual dividends amounting to £23.3 million in the aggregate.
Net cash outflow from financing activities for the year ended 30 June 2018 was £22.4 million. During the year ended 30 June 2018, we repaid borrowings of £0.4 million relating to a secured bank loan and paid two semi-annual dividends amounting to £22.0 million in the aggregate.

Indebtedness
Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.
Description of principal indebtedness
Senior secured notes
Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2020 the sterling equivalent of £340.4 million (net of unamortized issue costs of £3.0 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.
The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.
The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.
The note purchase agreement governing the senior secured notes contains events of default typical for securities of this type, as well as customary covenants and restrictions on the activities of Red Football Limited and each of Red Football Limited’s subsidiaries, including, but not limited to, the incurrence of additional indebtedness; dividends or distributions in respect of capital stock or certain other restricted payments or investments; entering into agreements that restrict distributions from restricted subsidiaries; the sale or disposal of assets, including capital stock of restricted subsidiaries; transactions with affiliates; the incurrence of liens; and mergers, consolidations or the sale of substantially all of Red Football Limited’s assets. The covenants in the note purchase agreement governing the senior secured notes are subject to certain thresholds and exceptions described in the note purchase agreement governing the senior secured notes.
The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.
Secured term loan facility
Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Merrill Lynch International Designated Activity Company as lender. As of 30 June 2020 the sterling equivalent of £179.6 million (net of unamortized issue costs of £2.2 million) was outstanding. The outstanding principal amount was $225.0 million. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.
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
The secured term loan facility contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the secured term loan facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.
Our secured term loan facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the secured term loan facility are subject to certain thresholds and exceptions described in the agreement governing the secured term loan facility.
Revolving facility
Our existing revolving facilities agreement allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Merrill Lynch International Designated Activity Company as agent and security trustee. As of 30 June 2020, we had no outstanding loans and had £150 million in borrowing capacity under our existing revolving facilities agreement.
Our revolving facility (the “existing revolving facility”) is scheduled to expire on 4 April 2025. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.
Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the revolving facility by giving not less than three business days’ prior notice to the Agent under the facility. Any loan drawn under the revolving facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving facilities agreement) be re-borrowed.
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
In addition to the general covenants described below, the revolving facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor up to twice (in non-consecutive financial years) during the life of the revolving facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters or on more than four occasions over the life of the revolving facility. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing.
Our revolving facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the revolving facility are subject to certain thresholds and exceptions described in the agreement governing the revolving facility.
As of 30 June 2020, we were in compliance with all covenants in relation to indebtedness.
The above is not inclusive of the Company’s new revolving facility agreement, dated 14 October 2020. See “Item 8.B. Significant Changes” and note 32.4 to our audited consolidated financial statements included elsewhere in this Annual Report.
C.
RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have, and have not had during the past three years, any research and development policies in place. See “Item 4. Information on the Company—Intellectual Property” and note 4 to our audited consolidated financial statements included elsewhere in this Annual Report for information about our intellectual property and licenses, respectively.
D.
TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2020 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.
OFF BALANCE SHEET ARRANGEMENTS

Transfer fees payable
Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2020 is £79.0 million.
Transfer fees receivable
Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2020, we believe receipt of £4.0 million to be probable.
Other commitments
In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.
As of 30 June 2020, we had not entered into any other off-balance sheet transactions.
F.
CONTRACTUAL OBLIGATIONS

The following table summarizes our contractual obligations as of 30 June 2020:
	Less than 1 year	1-3 years	3-5 years	More than five years	Total contractual cash flows(1)	Total per consolidated financial statements
	£’000	£’000	£’000	£’000	£’000	£’000
Long-term debt obligations(2)	18,640	37,281	34,701	563,757	654,379	525,615
Lease obligations(3)	1,252	911	469	3,701	6,333	4,393
Purchase obligations(4)	189,296	48,701	4,841	—	242,838	235,147
Total	209,188	86,893	40,011	567,458	903,550	765,155

(1)
Total contractual cash flows reflect contractual non-derivative financial obligations including interest, lease payments on short-term and low value leases, purchase order commitments and capital commitments and therefore differs from the carrying amounts in our consolidated financial statements.

(2)
As of 30 June 2020, we had $425.0 million of our senior secured notes outstanding and $225.0 million of our secured term loan facility outstanding.

(3)
We enter into leases in the normal course of business. The future lease obligations would change if we were to enter into additional new leases.

(4)
Purchase obligations include current and non-current obligations related to the acquisition of registrations, purchase order commitments and capital commitments. Purchase obligations do not include contingent transfer fees of £79.0 million which are potentially payable by us if certain specific performance conditions are met.

Except as disclosed above and in note 30 to our audited consolidated financial statements as of 30 June 2020 and 2019 and for the years ended 30 June 2020, 2019 and 2018 included elsewhere in this Annual Report, as of 30 June 2020, we did not have any material contingent liabilities or guarantees.
G.
SAFE HARBOR

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.
DIRECTORS AND SENIOR MANAGEMENT

The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.
Name	Age	Position	Director Position Held Since
Avram Glazer	59	Executive Co-Chairman and Director	May 2012
Joel Glazer	53	Executive Co-Chairman and Director	May 2012
Edward Woodward	48	Executive Vice Chairman and Director	April 2012
Richard Arnold	49	Group Managing Director and Director	August 2012
Cliff Baty	50	Chief Financial Officer and Director	December 2017
Kevin Glazer	58	Director	August 2012
Bryan Glazer	55	Director	August 2012
Darcie Glazer Kassewitz	52	Director	September 2012
Edward Glazer	50	Director	November 2012
Robert Leitão	57	Independent Director	August 2012
Manu Sawhney	53	Independent Director	September 2012
John Hooks	64	Independent Director	November 2012
The following is a brief biography of each of our executive officers and directors:
Avram Glazer, aged 59, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.
Joel Glazer, aged 53, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is Chairman of the NFL International Committee and a member of the NFL Finance, Media and Legalized Sports Betting Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.
Edward Woodward, aged 48, is Executive Vice Chairman and a Director of the Company. He is currently Executive Vice Chairman of Manchester United Limited, having been elected to its board of directors in February 2008. In 2015, he was elected to the board of directors of the European Club Association (ECA)—the sole independent body directly representing football clubs at a European level. He is also Deputy Chairman of UCC SA which is the joint venture between UEFA and ECA which facilitates the direct involvement of the ECA in the running of the Champions League and Europa League. Mr. Woodward represents the club at meetings of the English Premier League’s shareholders. On joining the club in 2005 he initially managed the capital structure of the group and advised on the overall financial business plan. In 2007 he assumed responsibility for the commercial and media operations and developed and implemented a new overall commercial strategy for the Club. This resulted in a new structured approach to commercializing the brand, including developing the sponsorship strategy. Mr. Woodward formerly worked as a senior investment banker within J.P. Morgan’s international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers LLP in the Accounting and Tax Advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.
Richard Arnold, aged 49, is the Group Managing Director and a Director of the Company. In his capacity as Group Managing Director, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In his previous role as

Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company’s sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International’s Sports innovator of the year list in 2011. In 2017, 2018 and 2019, Mr. Arnold has been named as an LGBT+ Executive Ally by the charity OUTstanding, in recognition of the work he has done to progress LGBT+ inclusion at Manchester United for employees and supporters. In addition to this, Mr. Arnold was named as Diversity Ally of the Year at the European Diversity Awards in 2019. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the UK Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.
Cliff Baty, aged 50, is the Company’s Chief Financial Officer and a Director of the Company. He is responsible for managing all aspects of financial reporting and financial control of the Company. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.
Kevin Glazer, aged 58, is a Director of the Company. He is the CEO and owner of Glazer Properties LLC. He is also a director of Red Football Limited and a director of Manchester United Limited. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.
Bryan Glazer, aged 55, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL’s Digital Media Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.
Darcie Glazer Kassewitz, aged 52, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is President of the Glazer Vision Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.
Edward Glazer, aged 50, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is also Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer received a bachelor’s degree from Ithaca College in 1992.
Robert Leitão, aged 57, is an Independent Director of the Company. He is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group. Rothschild & Co Gestion is responsible for all aspects of the Rothschild & Co Group strategy, team and operations across its global network of over 50 offices. Mr. Leitão is also Co-Chairman of the Rothschild & Co Group Executive Committee and Head of its Global Advisory, worldwide. He also serves as Chief Executive of NM Rothschild & Sons, Rothschild & Co’s subsidiary in the United Kingdom. Prior to joining Rothschild & Co in 1998, Mr. Leitão was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Mr. Leitão serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family, Chairman of the not-for-profit digital charity box, Pennies Foundation, and a Member of the Advisory Board of the charity, Centre for Entrepreneurs.

Manu Sawhney, aged 53, is an Independent Director of the Company. With over 28 years of rich experience in the Asian media, entertainment and consumer products industry, Mr. Sawhney currently serves as the Chief Executive Officer of the International Cricket Council (ICC). ICC is the global governing body for the sport of cricket representing 104 members, the ICC governs and administrates the game and is responsible for the staging of major international tournaments including the ICC Men’s World Cup and Women’s World Cup and the ICC Men’s and Women’s T20 World Cups as well as all associated qualifying events. The ICC presides over the ICC Code of Conduct which sets the professional standards of discipline for international cricket, playing conditions, bowling reviews and other ICC regulations and appoints match officials. Mr. Sawhney prior to this role served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state’s premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Mr. Sawhney led ESS’s growth and expansion across multiple platforms in various markets across Asia including business expansion in Taiwan, start-up of a new joint venture in South Korea, consolidation of business in China and securing long term strategic partnerships in India, Malaysia, Indonesia and Singapore. Prior to heading ESS’s Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS’s South Asia business based out of India. Before joining ESS, Mr. Sawhney worked for 3 years with ITC Global Holdings based out of Vietnam and India. Mr. Sawhney holds a Bachelor’s degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).
John Hooks, aged 64, is an Independent Director of the Company. He has been in the luxury fashion industry for over 35 years and has held positions in some of the sector’s most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company’s global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. He is also a senior adviser to McKinsey & Company and is on the board of Trussardi S.p.A.
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
B.
COMPENSATION

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2020 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation
The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2020 was £10,544,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2020 was £20,000.
Employment or Service Agreements
We have entered into written employment or service agreements with each of the members of our executive management, which agreements provide, among other things, for benefits upon a termination of employment. In order to align the interests of our executive management with our shareholders, members of our executive management are eligible to receive annual share-based awards (or cash and share-based awards) pursuant to our 2012 Equity Incentive Award Plan (the “Equity Plan”). The amount of the awards will generally be subject to the discretion of our board of directors and our remuneration committee. In order to encourage retention, the awards are eligible to become vested over a multi-year period following the date of grant. In connection with their receipt of the awards, each member of our executive management will agree to hold a minimum of that number of Class A ordinary shares with a value equal to such member’s annual salary for so long as such member is employed by us.
We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family. However, we may in the future enter into employment or services agreements with such individuals, the terms of which may provide for, among other things, cash or equity based compensation and benefits.
Share-Based Compensation Awards
We currently have one share-based compensation award plan, namely the 2012 Equity Incentive Award Plan, established in 2012 (the “Equity Plan”).
The Equity Plan
The principal purpose of the Equity Plan is to attract, retain and motivate selected employees, consultants and non-employee directors through the granting of share-based and cash-based compensation awards. The principal features of the Equity Plan are summarized below.
During the year ended 30 June 2020, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:
Number of Class A ordinary shares
Outstanding at beginning of the year	94,552
Awarded during the year	92,782
Vested during the year	(51,122)
Outstanding at the end of the year	136,212
The fair value of shares awarded during the year was $15.50 (£12.53) per share.

Share reserve
Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14,966,945 shares remain available for issuance as of 6 October 2020.
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
Eligibility
The Equity Plan provides that share options, share appreciation rights (“SARs”), restricted shares and all other awards may be granted to individuals who will then be our non-employee directors, officers, employees or consultants or the non-employee directors, officers, employees or consultants of certain of our subsidiaries.
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
•
Share Options provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.

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

•
Share Appreciation Rights, or SARs, may be granted in the administrator’s discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although the Equity Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan may be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.

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

Change in control
The Equity Plan provides that the administrator may, in its discretion, provide that awards issued under the Equity Plan are subject to acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions. In addition, the administrator also has complete discretion to structure one or more awards under the Equity Plan to provide that such awards become vested and exercisable or payable on an accelerated basis in the event such awards are assumed or replaced with equivalent awards but the individual’s service with us or the acquiring entity is subsequently terminated within a designated period following the change in control event. A change in control event under the Equity Plan is generally defined as a merger, consolidation, reorganization or business combination in which we are involved, directly or indirectly (other than a merger, consolidation, reorganization or business combination which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities) after which a person or group

(other than our existing equity-holders) beneficially owns more than 50% of the outstanding voting securities of the surviving entity immediately after the transaction, or the sale, exchange or transfer of all or substantially all of our assets.
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
C.
BOARD PRACTICES

Board of directors
We currently have 12 directors on our board of directors, three of whom have been determined by the board of directors to qualify as “independent” pursuant to rules of the New York Stock Exchange. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Our amended and restated memorandum and articles of association provide that each director elected at a general meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the board of directors or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

Committees of the Board of directors and Corporate Governance
Our board of directors has established an audit committee and a remuneration committee. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.
Audit committee
Our audit committee consists of Messrs. John Hooks , Robert Leitão and Manu Sawhney. Our board of directors determined that each of Messrs. John Hooks, Robert Leitão and Manu Sawhney is financially literate and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and has been determined by the board of directors to qualify as an audit committee financial expert as set forth under the applicable rules of the Exchange Act. A copy of our audit committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:
•
selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•
reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;

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

Remuneration committee
Our remuneration committee consists of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer is the chairman of our remuneration committee. A copy of our remuneration committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The remuneration committee is responsible for, among other things:
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
D.
EMPLOYEES

Employees
The average monthly number of employees during the years ended 30 June 2020, 2019 and 2018, respectively, including directors, was as follows:
	2020 Number	2019 Number	2018 Number
Average number of employees:
Football–men’s and women’s players	115	104	81
Football–technical and coaching	176	163	165
Commercial	129	114	121
Media	88	85	87
Administration and other	484	474	468
Average monthly number of employees	992	940	922
The table below sets out the average monthly number of employees during the years ended 30 June 2020, 2019 and 2018, respectively, including directors, by geography:
	2020 Number	2019 Number	2018 Number
United Kingdom	928	885	862
Hong Kong	13	14	15
United States	3	3	5
Rest of World	48	38	40
Average monthly number of employees	992	940	922
We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 3,593, 3,340 and 3,858 temporary employees in fiscal years 2020, 2019 and 2018, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.
SHARE OWNERSHIP

The following table shows the number of shares owned by our directors and members of our executive management as of 6 October 2020:
	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Avram Glazer(2)	707,613	1.82%	20,899,366	16.85%	16.40%
Joel Glazer(3)	1,707,614	4.39%	21,899,366	17.66%	17.26%
Edward Woodward	543,141	1.39%	—	—	0.04%
Richard Arnold	(*)	(*)	—	—	(*)
Cliff Baty	(*)	(*)	—	—	(*)
Kevin Glazer(4)	—	—	20,899,366	16.85%	16.34%
Bryan Glazer(5)	—	—	19,899,365	16.05%	15.56%
Darcie Glazer Kassewitz(6)	603,806	1.55%	20,899,365	16.85%	16.39%
Edward Glazer(7)	—	—	19,503,172	15.73%	15.25%
Robert Leitão	—	—	—	—	—
Manu Sawhney	—	—	—	—	—
John Hooks	—	—	—	—	—

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.

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

(5)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

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

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.
MAJOR SHAREHOLDERS

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 6 October 2020, based on notifications made to the Company or public filings:
	Class A Ordinary Shares	%	Class B Ordinary Shares	%	% of Total Voting Power(1)
Baron Capital Group, Inc.(2)	12,516,419	32.14%	—	—	0.98%
Lindsell Train Limited(3)	11,279,350	28.97%	—	—	0.88%
Jupiter Asset Management Limited(4)	3,143,670	8.07%	—	—	0.25%
Finsbury Growth and Income Trust PLC(5)	2,055,000	5.28%	—	—	0.16%
Avram Glazer(6)	707,613	1.82%	20,899,366	16.85%	16.40%
Joel M. Glazer(7)	1,707,614	4.39%	21,899,366	17.66%	17.26%
Kevin Glazer(8)	—	—	20,899,366	16.85%	16.34%
Bryan G. Glazer(9)	—	—	19,899,365	16.05%	15.56%
Darcie S. Glazer(10)	603,806	1.55%	20,899,365	16.85%	16.39%
Edward S. Glazer(11)	—	—	19,503,172	15.73%	15.25%

(1)
Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.

(2)
Based on information reported on a Schedule 13G/A filed on 14 February 2020, each of Baron Capital Group, Inc. (“BCG”) and Ronald Baron have shared voting power over 12,011,169 of our Class A ordinary shares and shared dispositive power over 12,516,419 of our Class A ordinary shares, BAMCO, Inc. (“BAMCO”) has shared voting power over 11,286,677 of our Class A ordinary shares and shared dispositive power over 11,791,927 of our Class A ordinary shares, Baron Capital Management, Inc. (“BCM”) has shared voting power over 724,492 of our Class A ordinary shares and shared dispositive power over 724,492 of our Class A ordinary shares, Baron Growth Fund (“BGF”) has shared voting and dispositive power over 4,965,000 of our Class A ordinary shares and Baron Partners Fund (“BPF”) has shared voting and dispositive power over 5,200,000 of our Class A ordinary shares. BAMCO and BCM are subsidiaries of BCG. BGF is an advisory client of BAMCO and Ronald Baron owns a controlling interest in BCG. The business address of each of BCG, Mr. Baron, BAMCO, BCM, BGF and BPE is 767 Fifth Avenue, 49th Floor, New York NY 10153.

(3)
Based on information reported on a Schedule 13G/A filed on 12 February 2020, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train have shared and dispositive power over 11,279,350 shares of our Class A ordinary shares. Each of Messrs. Lindsell and Train own a significant membership interest in LTL and may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.

(4)
Based on information reported on a Schedule 13G/A filed on 13 February 2020, Jupiter Asset Management Ltd (“JAM”) has shared voting and dispositive power over 3,143,670 of our Class A ordinary shares and Jupiter UK Growth Fund (“JUGF”) has shared voting and dispositive power over 2,471,723 of our Class A ordinary shares. JAM manages all of the investments of JUGF. The business address of each of JAM and JUGF is The Zig Zag Building, 70 Victoria Street, London SW1E 6SQ, United Kingdom.

(5)
Based on information reported on a Schedule 13G filed on 25 September 2019, Finsbury Growth & Income Trust PLC has sole voting and dispositive power over 2,055,000 of our Class A ordinary shares. The business address of Finsbury Growth & Income Trust PLC is 25 Southampton Buildings, London WC2A 1AL.

(6)
Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.

(7)
Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and JMGT Holdings LLC and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.

(8)
Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.

(9)
Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

(10)
Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.

(11)
Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.

Since 6 October 2017 until 6 October 2020, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:
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

•
on 14 February 2019, Baron Capital Group, Inc. made a public filing that it held 13,540,541 of our Class A ordinary shares, representing 1.06% of total voting power;

•
on 25 September 2019, Finsbury Growth & Income Trust PLC made a public filing that it held 2,055,000 of our Class A ordinary shares, representing 0.16% of total voting power;

•
on 10 February 2020, Lindsell Train Limited made a public filing that it held 11,279,350 of our Class A ordinary shares, representing 0.88% of total voting power;

•
on 13 February 2020, Jupiter Asset Management Limited made a public filing that it held 3,143,670 of our Class A ordinary shares, representing 0.25% of total voting power;

•
on 14 February 2020, Lansdowne Partners (UK) LLP made a public filing that it ceased to hold more than five percent of our Class A ordinary shares; and

•
on 14 February 2020, Baron Capital Group, Inc. made a public filing that it held 12,516,419 of our Class A ordinary shares, representing 0.98% of total voting power.

US Resident Shareholders of Record
As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 6 October 2020, we had 38,936,936 Class A ordinary shares held by 2,951 US resident shareholders of record, representing approximately 3.04% of total voting power and 124,000,000 Class B ordinary shares held by 13 US resident shareholders of record, representing approximately 96.96% of total voting power.
Shareholders’ Arrangements
As of 6 October 2020, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.
B.
RELATED PARTY TRANSACTIONS

We have entered into employment or service agreements with members of executive management. Information regarding these agreements may be found in this Annual Report under Item 6. “Directors, Senior Management and Employees—B. Compensation” and is incorporated herein by reference. In addition, members of management have received equity compensation. See also note 7.2 to our audited consolidated financial statements included elsewhere in this Annual Report for information about compensation paid or payable to key management for services, which is incorporated herein by reference.
There have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2019 through the date of this Annual Report.
ITEM 8.   FINANCIAL INFORMATION
A.
CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements
See “Item 18. Financial Statements.”
Legal and Arbitration Proceedings
There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2019 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.
Dividend Policy
In fiscal year 2020, we paid two semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share. We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, including the impact of the COVID 19 pandemic on such items, in addition to the various other considerations discussed below.
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
The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries’ debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to our revolving facilities, our secured term loan facility and the note purchase agreement governing our senior secured notes, there are restrictions on our subsidiaries’ ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Indebtedness.” As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares.
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
B.
SIGNIFICANT CHANGES

Registrations
The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2020, for total proceeds, net of associated costs, of £6,531,000. The associated net book value was £13,519,000. Also subsequent to 30 June 2020, solidarity contributions, training compensation, sell-on fees and contingent consideration totaling £8,049,000 became receivable in respect of previous playing registration disposals.
Subsequent to 30 June 2020, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £101,312,000. Payments are due within the next 5 years. Also subsequent to 30 June 2020, sell-on fees and contingent consideration totaling £4,224,000 became receivable in respect of previous playing registration disposals.
Revolving facility
On 14 October 2020, Manchester United Football Club Limited, a wholly owned subsidiary of Manchester United plc, entered into a new revolving facility agreement of up to £50 million with an interest rate of LIBOR plus a fixed margin per annum. The new revolving facility agreement has a maturity date of 4 July 2025.
The obligations of Manchester United Football Club Limited under the new revolving facility agreement are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. The general covenants under the new revolving facility agreement are consistent with the existing revolving facilities agreement.
ITEM 9.   THE OFFER AND LISTING
Markets
We are incorporated under the Companies Law (as amended) of the Cayman Islands, and our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 6 October 2020 we had 38,939,193 Class A ordinary shares listed.

ITEM 10.   ADDITIONAL INFORMATION
A.
SHARE CAPITAL

Not applicable.
B.
MEMORANDUM AND ARTICLES OF ASSOCIATION AND OTHER SHARE INFORMATION

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item has been reported previously in our Registration Statement on Form F-1 (File No. 333-182535), filed with the SEC on 3 July 2012, as amended, under the heading “Description of Share Capital,” and is incorporated by reference into this Annual Report.
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

•
Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated 14 June 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.4 to this Annual Report.

•
Revolving Facility Agreement, dated 14 October 2020, among Manchester United Football Club Limited and Red Football Limited, Santander UK plc, as Original Lender and Agent, and Bank of America Merrill Lynch International Designated Activity Company as Security Trustee. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.

•
2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.7 to this Annual Report.

•
Premier League Handbook, Season 2019/20. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2019/20. A copy of the Handbook is included as Exhibit 4.8 to this Annual Report.

•
Premier League Handbook, Season 2020/21. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2020/21. A copy of the Handbook is included as Exhibit 4.9 to this Annual Report.

D.
EXCHANGE CONTROLS

There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.
E.
TAXATION

The following is a summary of material US federal income tax consequences relevant to US Holders and Non-US Holders (each as defined below) acquiring, holding and disposing of the Company’s Class A ordinary shares. This summary is based on the Code, final, temporary and proposed US Treasury Regulations and administrative and judicial interpretations in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service (the “IRS”) or will be sustained by a court if challenged.
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

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
persons subject to special tax accounting rules as a result of any item of income relating to our Class A ordinary shares being taken into account in an applicable financial statement.

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
For purposes of this summary, a “US Holder” is a beneficial owner of the Company’s Class A ordinary shares that is, for US federal income tax purposes:
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

A “Non-US Holder” is a beneficial owner of the Company’s Class A ordinary shares that is not a US Holder.
If an entity or other arrangement treated as a partnership for US federal income tax purposes holds the Company’s Class A ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships considering an investment in the Class A ordinary shares are encouraged to consult their tax advisors regarding the tax consequences of the ownership and disposition of Class A ordinary shares.
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
US Holders
Distributions
Distributions made by the Company in respect of its Class A ordinary shares will be treated as US-source dividends includible in the gross income of a US Holder as ordinary income to the extent of the Company’s current and accumulated earnings and profits, as determined under US federal income tax principles. To the extent the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a US Holder’s adjusted tax basis in the Class A ordinary shares and thereafter as gain from the sale of such shares. Subject to applicable limitations and requirements, dividends received on the Class A ordinary shares generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by the Company to a non-corporate US Holder generally will be eligible for preferential rates if certain holding period requirements are met.
The US dollar value of any distribution made by the Company in foreign currency will be calculated by reference to the exchange rate in effect on the date of the US Holder’s actual or constructive receipt of such distribution, regardless of whether the foreign currency is in fact converted into US dollars. If the foreign currency is converted into US dollars on such date of receipt, the US Holder generally will not recognize foreign currency gain or loss on such conversion. If the foreign currency is not converted into US dollars on the date of receipt, such US Holder will have a basis in the foreign currency equal to its US dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other taxable disposition of the foreign currency generally will be US-source ordinary income or loss to such US Holder.
Sale or other disposition
A US Holder will recognize gain or loss for US federal income tax purposes upon a sale or other taxable disposition of its Class A ordinary shares in an amount equal to the difference between the amount realized from such sale or disposition and the US Holder’s adjusted tax basis in the Class A ordinary shares. A US Holder’s adjusted tax basis in the Class A ordinary shares generally will be the US Holder’s cost for the shares. Any such gain or loss generally will be US-source capital gain or loss and will be long-term capital gain or loss if, on the date of sale or disposition, such US Holder held the Class A ordinary shares for more than one year. Long-term capital gains derived by non-corporate US Holders are eligible for taxation at reduced rates. The deductibility of capital losses is subject to significant limitations.
Information reporting and backup withholding
Payments of distributions on or proceeds arising from the sale or other taxable disposition of Class A ordinary shares generally will be subject to information reporting, and they may be subject to backup withholding if a US Holder (i) fails to furnish such US Holder’s correct US taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect US taxpayer identification number, (iii) is notified by the IRS that such US Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify under penalty of perjury that such US Holder has furnished its correct US taxpayer identification number and that the IRS has not notified such US Holder that it is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit against a US Holder’s US federal income tax liability or will be refunded, if the US Holder furnishes the required information to the IRS in a timely manner.
Non-US Holders
Distributions
Subject to the discussion under “—Foreign Account Tax Compliance Act” below, distributions treated as dividends (see “—US Holders—Distributions”) by the Company to Non-US Holders will be subject to US federal withholding tax at a 30% rate, except as may be provided by an applicable income tax treaty. To obtain a reduced rate of US federal withholding under an applicable income tax treaty, a Non-US Holder will be required to certify its entitlement to benefits under the treaty, including eligibility under the Limitation on Benefits provision in a given treaty (for non-individuals), generally on a properly completed IRS Form W-8BEN or W-8BEN-E, as applicable.
However, dividends that are effectively connected with a Non-US Holder’s conduct of a trade or business within the United States and, where required by an income tax treaty, are attributable to a permanent establishment or fixed base of the Non-US Holder, are not subject to the withholding tax described in the previous paragraph, but instead are subject to US federal net income tax at graduated rates, provided the Non-US Holder complies with applicable certification and disclosure requirements, generally by providing a properly completed IRS Form W-8ECI. Non-US Holders that are corporations may also be subject to an additional branch profits tax at a 30% rate, except as may be provided by an applicable income tax treaty.
Sale or other disposition
Subject to the discussion under “—Foreign Account Tax Compliance Act” below, a Non-US Holder will not be subject to US federal income tax in respect of any gain on a sale or other disposition of the Class A ordinary shares unless:
•
the gain is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States and, where required by an income tax treaty, is attributable to a permanent establishment or fixed base of the Non-US Holder;

•
the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met; or

•
the Company is or has been a “US real property holding corporation” during the shorter of the five-year period preceding the disposition and the Non-US Holder’s holding period for the Class A ordinary shares.

Non-US Holders described in the first bullet point above will be subject to tax on the net gain derived from the sale under regular graduated US federal income tax rates and, if they are foreign corporations, may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Non-US Holders described in the second bullet point above will be subject to a flat 30% tax on any gain derived on the sale or other taxable disposition, which gain may be offset by certain US-source capital losses. The Company believes it is not, and does not currently anticipate becoming, a “US real property holding corporation” for US federal income tax purposes.
Information reporting and backup withholding
Generally, the Company must report annually to the IRS and to Non-US Holders the amount of distributions made to Non-US Holders and the amount of any tax withheld with respect to those payments, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a Non-US Holder resides under the provisions of an applicable income tax treaty or tax information exchange agreement.

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
Except as described below under “—Foreign Account Tax Compliance Act”, the payment of proceeds from a disposition of Class A ordinary shares to or through a non-US office of a non-US broker will not be subject to information reporting or backup withholding unless the non-US broker has certain types of relationships with the United States. In the case of a payment of proceeds from the disposition of Class A ordinary shares to or through a non-US office of a broker that is either a US person or such a US-related person, US Treasury Regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the Non-US Holder is not a US person and the broker has no knowledge to the contrary.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-US Holder’s US federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Account Tax Compliance Act
Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as defined under those rules) and certain other non-US entities. The failure to comply with additional certification, information reporting and other specified requirements could result in a withholding tax being imposed on payments of dividends and (subject to the proposed Treasury Regulations discussed below) sales proceeds to foreign intermediaries and certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity that is a passive non-financial entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after 1 January 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
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
The Cayman Islands has enacted the International Tax Cooperation (Economic Substance) Law, 2018 (the “Economic Substance Law”) in response to the work of the Organization for Economic Co-operation and Development (“OECD”) and the EU on fair taxation, and generally requires geographically mobile activities to have substance regardless of whether the activities are conducted in a no or nominal tax jurisdiction. The legislation requires relevant entities to notify the Cayman Islands tax authorities and meet an economic substance test. Under the law, as amended by the International Tax Co-Operation (Economic Substance) (Amendment of Schedule) Regulations 2019, the term “relevant entity” in principle includes a company incorporated in the Cayman Islands but does not include “an entity that is tax resident outside the Islands.” On the basis that the Company is treated as a domestic corporation for US federal income tax purposes and treated as if it were a US tax resident, the Company is not expected to be a relevant entity and therefore would not be subject to the abovementioned requirements in the Cayman Islands.
F.
DIVIDENDS AND PAYING AGENTS

Not applicable.
G.
STATEMENTS BY EXPERTS

Not applicable.
H.
DOCUMENTS ON DISPLAY

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.manutd.com/. The information contained on or through our website, or any website referred to herein, is not incorporated by reference in this Annual Report.
ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 29 to our audited consolidated financial statements as of 30 June 2020 and 2019 and for the years ended 30 June 2020, 2019 and 2018 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:
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
As of 30 June 2020, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £17.9 million (this amount is stated gross before deducting related tax).
Based on exchange rates existing as of 30 June 2020, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £13.0 million for the year ended 30 June 2020. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £15.9 million for the year ended 30 June 2020.
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
Cash flow and fair value interest rate risk
Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facilities and our secured term loan facility bear interest at variable rates. As of 30 June 2020, we had £181.8 million of variable rate indebtedness outstanding under our secured term loan facility. We manage our cash flow interest rate risk, where considered appropriate, using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.
Other than as disclosed herein, we have no additional hedging policies.
Derivative Financial Instruments
Interest rate swaps
We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2020, the fair value of outstanding interest rate swaps was a liability of £9.1 million.
Foreign exchange forward contracts
We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2020, the fair value of outstanding foreign exchange forward contracts was an asset of £2.6 million.
Embedded foreign exchange derivatives
We have a number of foreign exchange based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2020, the fair value of such derivatives was an asset of £0.1 million.

ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.
DEBT SECURITIES

Not applicable.
B.
WARRANTS AND RIGHTS

Not applicable.
C.
OTHER SECURITIES

Not applicable.
D.
AMERICAN DEPOSITARY SHARES

Not applicable.

PART II
ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.
MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.
ITEM 15.   CONTROLS AND PROCEDURES
We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2020, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our executive board of management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed, under the supervision of the Principal Executive Officer and the Principal Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with generally accepted accounting principles.
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
Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2020 was effective.

Our internal control over financial reporting as of 30 June 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-4 of this Annual Report.
Changes in Internal Control over Financial Reporting
During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Robert Leitão satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Robert Leitão qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.
ITEM 16B.   CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all our employees, officers and directors, including our principal executive, principal financial and principal accounting officers. Our code of Business Conduct and Ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the Code of Business Conduct and Ethics, employee misconduct, conflicts of interest or other violations. Our Code of Business Conduct and Ethics is intended to meet the definition of “code of ethics” under Item 16B of 20-F under the Exchange Act.
We intend to disclose on our website any amendment to, or waiver from, a provision of our Code of Conduct that applies to our directors or executive officers to the extent required under the rules of the SEC or the NYSE. Our Code of Business Conduct and Ethics is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.
ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES
PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2020 and 2019. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2020 and 2019, and breaks down these amounts by category of service:
	2020 £’000	2019 £’000
Audit Fees	666	517
Audit-Related Fees	13	—
Tax Fees	446	160
All Other Fees	—	45
Total	1,125	722
Audit Fees
Audit fees for the years ended 30 June 2020 and 2019 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees for the year ended 30 June 2020 were related to the audit of the Group pension scheme financial statements.

Tax Fees
Tax fees for the years ended 30 June 2020 and 2019 were related to tax compliance and tax advice services.
All Other Fees
All other fees in the years ended 30 June 2020 and 2019 related to services in connection with corporate compliance matters.
Pre-Approval Policies and Procedures
The advance approval of the Audit Committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors.
All services provided by our auditors are approved in advance by either the Audit Committee or members thereof, to whom authority has been delegated, in accordance with the Audit Committee’s pre-approval policy.
ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER
The following table sets forth information regarding repurchases of our Class A ordinary shares during the periods indicated.
Period	Total Number of Shares Purchased	Average Price Paid per Share (£)(1)/(2)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(3)	Approximate Value of Shares that May Yet Be Purchased under the Plans or Programs (£ millions)
July 1-31, 2019	—	—	—	—
August 1-31, 2019	—	—	—	—
September 1-30, 2019	—	—	—	—
October 1-31, 2019	—	—	—	—
November 1-30, 2019	—	—	—	—
December 1-31, 2019	—	—	—	—
January 1-31, 2020	—	—	—	—
February 1-29, 2020	—	—	—	—
March 1-31, 2020	312,019	11.92	312,019	24.5
April 1-30, 2020	707,677	12.61	707,677	15.4
May 1-31, 2020	663,200	13.06	663,200	7.0
June 1-30, 2020	—	—	—	7.0
Total	1,682,896	12.66	1,682,896	7.0

(1)
Price includes per share commission paid.

(2)
Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred.

(3)
On 12 March 2020, we announced that our board of directors authorized a share repurchase program for up to $35 million (approximately £27.7 million based on the exchange rate reported by NatWest Markets on such date) of our Class A ordinary shares, effective immediately. Pursuant to this share repurchase program, we may purchase our Class A ordinary shares from time to time in the open market, in privately negotiated transactions or otherwise, including under applicable U.S. federal securities laws such as Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The timing and the actual number of shares repurchased will depend on a variety of factors, including, among others, legal requirements, price and economic and market conditions. In May 2020, we suspended our repurchase program due to the impact of the COVID-19 pandemic. We are currently unable to estimate when, or if, the program will be restarted. Our board of directors may modify, extend or terminate the share repurchase program at any time, and the share repurchase program has no expiration date. We will not purchase any shares from members of the Glazer family as part of this program. All of the shares reported in the table above were repurchased under this share repurchase program.
ITEM 16F.   CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.   CORPORATE GOVERNANCE
We are a “foreign private issuer” (as such term is defined in Rule 3b—4 under the Exchange Act), and our Class A ordinary shares are listed on the New York Stock Exchange. We believe the following to be the significant differences between our corporate governance practices and those applicable to US companies under the New York Stock Exchange listing standards.
In general, under the rules of the New York Stock Exchange, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of independent directors or a remuneration committee or nominating and corporate governance committee composed entirely of independent directors. The rules of the New York Stock Exchange also require that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt and materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which require shareholder approval under the Cayman Islands law. We also follow our home country laws in determining whether shareholder approval is required.
The foreign private issuer exemption does not modify the independence requirements for the audit committee, and we comply with the requirements of the Sarbanes-Oxley Act and the New York Stock Exchange rules, which require that our audit committee be composed of three independent directors.
If at any time we cease to be a “foreign private issuer” under the rules of the New York Stock Exchange and the Exchange Act, as applicable, our board of directors will take all action necessary to comply with applicable New York Stock Exchange corporate governance rules and shareholder approval requirements.
Due to our status as a foreign private issuer and our intent to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all the New York Stock Exchange corporate governance standards and shareholder approval requirements.
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
ITEM 19.   EXHIBITS
The following exhibits are filed as part of this Annual Report:
1.1	Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (included as Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.1	Specimen Ordinary Share Certificate of Manchester United plc (included as Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).
2.2	Description of Share Capital of Manchester United plc (included as Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019).
4.1	Fourth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 5 August 2019, among Red Football Limited, Manchester United Football Club Limited and Bank of America Merrill Lynch International Designated Activity Company, as Agent and Lender (included as Exhibit 4.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019).
4.2	First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 April 2019, among Red Football Limited, the Lenders named therein, and Bank of America Merrill Lynch International Designated Activity Company, as Agent (included as Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019).
4.3	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).
4.4	Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated June 14, 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 28 September 2018).
4.5	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).
4.6	Revolving Facility Agreement, dated 14 October 2020, among Manchester United Football Club Limited and Red Football Limited, Santander UK plc, as Original Lender and Agent, and Bank of America Merrill Lynch International Designated Activity Company as Security Trustee.
4.7	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).
4.8	Premier League Handbook, Season 2019/20 (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019).

4.9	Premier League Handbook, Season 2020/21.
8.1	List of significant subsidiaries (included in note 34 to our audited consolidated financial statements included elsewhere in this Annual Report).
12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.
13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP, dated 23 October 2020.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Label Linkbase Document.
101.PRE	XBRL Taxonomy Presentation Linkbase Document.

Report of Independent Registered Public Accounting Firm
To the board of directors and shareholders of Manchester United plc
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2020 and 2019 and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manchester United plc and its subsidiaries as of 30 June 2020 and 2019, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of the 2020 Annual Report. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Commercial sponsorship revenue recognition
As described in note 4 to the consolidated financial statements, the Group’s consolidated revenue recognized for the year ending 30 June 2020 was £509 million, of which £183 million relates to commercial sponsorship revenue. A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. The most significant contract, representing £78m of revenue recognized in the year is the Group’s 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons, with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate at 30 June 2020 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.
The principal considerations for our determination that performing procedures relating to commercial sponsorship revenue recognition is a critical audit matter are that there were significant estimates and assumptions made by management when determining the future commercial revenue based on assumptions around the clubs participation in the Champions League. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s significant assumptions around the clubs participation in the Champions League. In addition, the audit effort involved the use of professionals with specialized skill and knowledge in evaluating the accounting treatment of complex contracts at the time of inception.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to commercial revenue recognition, including controls over the review of accounting treatment of complex contracts, and review and approval of management assumptions over future business performance. These procedures also included, among others, testing management’s process for assessing the expected future performance of the first team in certain competitions, as well as the significant estimates made by management including the allocation of consideration to performance obligations, considering the estimates made over recognition of variable consideration within commercial contracts and review of related disclosures
Fair value of intangible assets—registrations
As described in notes 2 and 16 to the consolidated financial statements, the Group’s consolidated intangible assets relating to player registrations for the year ending 30 June 2020 was £347 million. The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.
The principal considerations for our determination that performing procedures relating to intangible assets—registrations is a critical audit matter are the involvement of management’s estimation over the contingent consideration payable to assess the likelihood of specific performance conditions being met, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures to evaluate management’s significant estimates over the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration, such as the number of player appearances.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets—registrations, including controls over the review of accounting treatment of complex player contracts, and review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for assessing the expected likelihood of specific performance conditions of the first team being met, assessing the reasonableness of factors considered and significant estimates made by management, considering the estimates made over recognition of contingent consideration within player registrations and review of related disclosures.
/s/ PricewaterhouseCoopers LLP
Manchester, United Kingdom
23 October 2020
We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss
		Year ended 30 June
	Note	2020 £’000	2019 £’000	2018 £’000
Revenue from contracts with customers	4	509,041	627,122	589,758
Operating expenses	5	(522,204)	(602,936)	(564,006)
Profit on disposal of intangible assets	8	18,384	25,799	18,119
Operating profit		5,221	49,985	43,871
Finance costs		(27,391)	(25,470)	(24,233)
Finance income		1,352	2,961	6,195
Net finance costs	9	(26,039)	(22,509)	(18,038)
(Loss)/profit before income tax		(20,818)	27,476	25,833
Income tax expense	10	(2,415)	(8,595)	(63,462)
(Loss)/profit for the year		(23,233)	18,881	(37,629)
(Loss)/earnings per share during the year
Basic (loss)/earnings per share (pence)	11	(14.14)	11.48	(22.92)
Diluted (loss)/earnings per share (pence)(1)	11	(14.14)	11.47	(22.92)

(1)
For the years ended 30 June 2020 and 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the year ended 30 June 2019, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income
	Year ended 30 June
	2020 £’000	2019 £’000	2018 £’000
(Loss)/profit for the year	(23,233)	18,881	(37,629)
Other comprehensive income/(loss):
Items that may be reclassified to profit or loss
Movements on hedges (note 29.2)	2,877	(6,720)	25,397
Income tax credit/(expense) relating to movements on hedges (note 29.2)	102	(1,266)	(21,684)
Other comprehensive income/(loss) for the year, net of income tax	2,979	(7,986)	3,713
Total comprehensive (loss)/income for the year	(20,254)	10,895	(33,916)
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet
		As of 30 June
	Note	2020 £’000	2019 £’000
ASSETS
Non-current assets
Property, plant and equipment	13	254,439	246,032
Right-of-use assets	14	4,559	—
Investment properties	15	20,827	24,979
Intangible assets	16	775,170	768,857
Deferred tax asset	17	58,362	58,415
Trade receivables	19	43,694	9,889
Derivative financial instruments	20	1,609	30
		1,158,660	1,108,202
Current assets
Inventories	18	2,186	2,130
Prepayments		6,503	13,030
Contract assets–accrued revenue	4.2	45,966	39,532
Trade receivables	19	115,985	23,851
Other receivables		239	1,188
Income tax receivable		1,214	643
Derivative financial instruments	20	1,174	312
Cash and cash equivalents	21	51,539	307,637
		224,806	388,323
Total assets		1,383,466	1,496,525
The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)
		As of 30 June
	Note	2020 £’000	2019 £’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53
Share premium		68,822	68,822
Treasury shares	23	(21,305)	—
Merger reserve		249,030	249,030
Hedging reserve	29.2	(32,565)	(35,544)
Retained earnings		87,197	132,841
Total equity		351,232	415,202
Non-current liabilities
Deferred tax liabilities	17	31,337	31,865
Contract liabilities–deferred revenue	4.2	18,759	33,354
Trade and other payables	24	51,322	79,183
Borrowings	25	520,010	505,779
Lease liabilities	14	3,326	—
Derivative financial instruments	20	9,136	2,298
		633,890	652,479
Current liabilities
Contract liabilities–deferred revenue	4.2	171,574	190,146
Trade and other payables	24	216,093	230,386
Income tax liabilities		4,005	2,859
Borrowings	25	5,605	5,453
Lease liabilities	14	1,067	—
		398,344	428,844
Total equity and liabilities		1,383,466	1,496,525
The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity
	Share capital £’000	Share premium £’000	Treasury shares £’000	Merger reserve £’000	Hedging reserve £’000	Retained earnings £’000	Total equity £’000
Balance at 30 June 2017	53	68,822	—	249,030	(31,271)	193,453	480,087
Loss for the year	—	—	—	—	—	(37,629)	(37,629)
Cash flow hedges	—	—	—	—	25,397	—	25,397
Tax expense relating to movements on hedges	—	—	—	—	(21,684)	—	(21,684)
Total comprehensive loss for the year	—	—	—	—	3,713	(37,629)	(33,916)
Equity-settled share-based payments (note 27)	—	—	—	—	—	2,915	2,915
Dividends paid (note 12)	—	—	—	—	—	(21,982)	(21,982)
Balance at 30 June 2018	53	68,822	—	249,030	(27,558)	136,757	427,104
Profit for the year	—	—	—	—	—	18,881	18,881
Cash flow hedges	—	—	—	—	(6,720)	—	(6,720)
Tax expense relating to movements on hedges	—	—	—	—	(1,266)	—	(1,266)
Total comprehensive income for the year	—	—	—	—	(7,986)	18,881	10,895
Equity-settled share-based payments (note 27)	—	—	—	—	—	699	699
Dividends paid (note 12)	—	—	—	—	—	(23,326)	(23,326)
Deferred tax expense relating to share-based payments (note 17)	—	—	—	—	—	(170)	(170)
Balance at 30 June 2019	53	68,822	—	249,030	(35,544)	132,841	415,202
Loss for the year	—	—	—	—	—	(23,233)	(23,233)
Cash flow hedges	—	—	—	—	2,877	—	2,877
Tax credit relating to movements on hedges	—	—	—	—	102	—	102
Total comprehensive loss for the year	—	—	—	—	2,979	(23,233)	(20,254)
Acquisition of treasury shares (note 23)	—	—	(21,305)	—	—	—	(21,305)
Equity-settled share-based payments (note 27)	—	—	—	—	—	818	818
Dividends paid (note 12)	—	—	—	—	—	(23,229)	(23,229)
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows
		Year ended 30 June
	Note	2020 £’000	2019 £’000	2018 £’000
Cash flows from operating activities
Cash generated from operations	26	17,569	263,609	119,604
Interest paid		(19,901)	(18,986)	(18,904)
Debt finance costs paid		(555)	—	—
Interest received		1,247	2,857	1,187
Tax paid		(2,180)	(2,696)	(6,637)
Net cash (outflow)/inflow from operating activities		(3,820)	244,784	95,250
Cash flows from investing activities
Payments for property, plant and equipment		(21,291)	(13,737)	(13,260)
Proceeds from sale of property, plant and equipment		—	—	81
Payments for investment properties		—	(12,424)	—
Payments for intangible assets(1)		(220,577)	(178,175)	(154,955)
Proceeds from sale of intangible assets(1)		29,022	42,994	46,865
Net cash outflow from investing activities		(212,846)	(161,342)	(121,269)
Cash flows from financing activities
Acquisition of treasury shares		(21,305)	—	—
Repayment of borrowings		—	(3,750)	(419)
Principal elements of lease payments		(1,865)	—	—
Dividends paid		(23,229)	(23,326)	(21,982)
Net cash outflow from financing activities		(46,399)	(27,076)	(22,401)
Net (decrease)/increase in cash and cash equivalents		(263,065)	56,366	(48,420)
Cash and cash equivalents at beginning of year		307,637	242,022	290,267
Effect of exchange rate changes on cash and cash equivalents		6,967	9,249	175
Cash and cash equivalents at end of year	21	51,539	307,637	242,022

(1)
Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payments terms to spread over more than one year and consideration may also include non-cash items. Details of registrations additions and disposals are provided in note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements
1   General information
Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Law (as amended) of the Cayman Islands. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.
These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.
These financial statements were approved by the board of directors on 23 October 2020.
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
2.1   Basis of preparation
(i)   Compliance with IFRS
The consolidated financial statements of Manchester United plc have been prepared on a going concern basis and in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).
COVID-19 pandemic
The financial and operating results for the year ended 30 June 2020 have been prepared on the assumption as at 30 June 2020 that the 2020/21 Premier League season will be completed as scheduled in the year ending 30 June 2021 with a portion of matches played behind closed doors or with reduced occupancy.
Operationally, the impact of the pandemic and measures to prevent further spread continues to disrupt our businesses in a number of ways, most significantly in Broadcasting and Matchday operations. Government imposed restrictions resulted in the postponement of the Premier League, UEFA competitions and FA cup competition from 13 March 2020. The Museum, Stadium Tour and Red Café operations were closed from 17 March 2020, with Old Trafford and its flagship Megastore operations closed to visitors from 20 March 2020.
The resumption of domestic competitions (Premier League and FA Cup) resulted in one Premier League home match, two Premier League away matches and an FA Cup quarter final away match being played during the month of June 2020. All remaining domestic matches were played in July 2020 with the UEFA Europa League resuming and completing in August 2020. All matches from June 2020 were played behind closed doors. The Megastore re-opened during June 2020 with a variety of safety measures in place in line with Government guidance. Old Trafford, the Museum and Stadium Tour operations remain closed.
The temporary postponement of all competitions has resulted in four home and six away matches relating to 2019/20 competitions being played at the start of the 2020/21 financial year. This includes three home and three away Premier League matches, the FA Cup semi-final, one Europa League home match and the Europa League single-leg quarter-final and semi-final. From June 2020, all matches have been played behind closed doors. This has significantly impacted fiscal 2020 Broadcasting revenue, recognized when home and away matches are played, and Matchday revenue, given the remaining matches have been played behind closed doors. Furthermore, Broadcasting revenues have been significantly impacted by rebates due

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
to broadcasters following disruption of the 2019/20 competitions. The impact of COVID-19 on revenue has been partially offset by reduced Matchday costs due to postponement of all competitions (with all matches from June 2020 played behind closed doors), reduced travel and reduced costs related to the closure of the Old Trafford Megastore.
The disruption to our business, coupled with the ongoing forward-looking uncertainty, has had a significant impact on cash flows for the year ended 30 June 2020. Net cash outflow from operating activities for the year ended 30 June 2020 was £3.8 million, a decrease of £248.6 million compared to a net cash inflow of £244.8 million for the prior year. This is primarily due to the COVID-19 impact on 2020/21 season Matchday cash receipts, with seasonal facility sales currently on hold given uncertainty around fans returning to the stadium, and the timing of commercial cash receipts in respect of the 2020/21 financial year.
Despite the ongoing uncertainty and impact on cash flow to 30 June 2020, the Group remains well placed with a strong balance sheet, including cash resources as at 30 June 2020 of £51.5 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 30 June 2020, the Group also has access to an undrawn revolving facility of £150 million.
The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. The Group’s revolving facility, secured notes and term loan mature 2025, 2027 and 2029 respectively. As at 30 June 2020, the Company was in compliance with all debt covenants.
The evolving and uncertain nature of the situation makes it challenging for Management to estimate the future performance of our businesses, particularly over the near to medium term and the impact on our financial and operating results cannot be forecast with certainty at this time.
In light of these inherent uncertainties, Management has considered the potential impact of COVID-19 on the business (and its ability to continue as a going concern) under various scenarios, including:
•
The impact of playing Premier League, domestic cup and European 2020/21 competitions behind closed doors in their entirety;

•
Prudent performance assumptions around UEFA and domestic cup competitions;

•
Potential credit risk associated with accounts receivable and contract asset balances;

•
A delay in the timing of cash inflows generated from broadcasting and commercial revenues; and

•
A combination of the above factors.

Management has also considered various levers which the Group has at its disposal, in the event that there is further disruption to 2020/21 football competitions. Levers include reductions in uncommitted capital expenditures, operating cost items such as marketing, travel and entertaining, consultancy, training and development and employee costs.
As a result of this detailed assessment, including the various scenarios and levers available to Management, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after date of this report. For this reason the Group continue to adopt the going concern basis for preparing the annual financial statements.
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

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
(iii)   New and amended standards adopted by the Group
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing 1 July 2019:
•
IFRS 16, “Leases”

The Group adopted IFRS 16 ‘Leases’ with effect from 1 July 2019. IFRS 16 introduced a single lease accounting model, requiring a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lessee is required to recognize a right-of-use asset representing the right to use the underlying asset, and a lease liability representing the obligation to pay lease payments.
The Group has elected to apply the ‘simplified approach’ on initial adoption of IFRS 16, consequently comparative information has not been restated. The Group also elected to apply the following transitional practical expedients:
•
lease liabilities are initially measured at the present value of the remaining lease payments, discounted using the Group’s incremental borrowing rate determined as 2.22% as at 1 July 2019;

•
right-of-use assets are measured at an amount equal to the lease liability; and

•
operating leases with a remaining lease term of less than 12 months as at 1 July 2019 are accounted for as short-term leases.

The new treatment of leases has resulted in an increase in non-current assets and financial liabilities as these leases are capitalized and included on the Group balance sheet. The reduction in operating lease expenses is offset by an increase in depreciation and an increase in finance charges. This has resulted in a higher operating profit. This depreciation charge is constant over the lease period, but finance charges decrease as the remaining lease liability decreases, resulting in a net reduction in profit before tax in the early part of a lease arrangement but a positive profit impact towards the end of the contract. This is in contrast to the previous typical straight-line treatment of operating lease expenses under IAS 17.
The Group recognized right-of-use assets of £6.0 million on 1 July 2019 and lease liabilities of the same amount, measured as follows:
£’000
Operating lease commitments disclosed as at 30 June 2019	8,087
Discounted using the Group’s incremental borrowing rate as at 1 July 2019	6,246
Less short term leases not recognized as a liability	(270)
Lease liability recognized as at 1 July 2019	5,976
Operating profit for the year ending 30 June 2020 has increased by approximately £0.1 million as a result of adopting the new standard. Loss before tax has decreased by approximately £0.1 million.
Lease payments were previously presented as operating cash flows. Lease payments are now split into payments for the principal portion of the lease liability which are presented as financing cash flows, and payments for the interest portion of the lease liability which are presented as operating cash flows. There is no impact on overall cash flow.
The Group’s activities as a lessor are not materially impacted by the new standard.
•
Phase 1 amendments to IFRS 9, “Financial instruments” for IBOR reform

Phase 1 amendments to IFRS 9, “Financial instruments” for IBOR reform are effective for annual reporting periods beginning on or after 1 January 2020 with earlier application permitted. The Group has

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
applied early adoption of the amendments. These amendments have the effect that IBOR reform does not cause our hedge accounting to terminate.
(iv)   New standards and interpretations not yet adopted
There are no other standards or interpretations that are not yet effective and that would be expected to have a material impact on the Group in the future reporting periods or on foreseeable future transactions.
2.2   Principles of consolidation
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

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.
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
2.3   Segment reporting
The Group has one reportable segment, being the operation of a men’s and women’s professional football club. The chief operating decision maker (being the board of directors and executive officers of Manchester United plc), who is responsible for allocating resources and assessing performance obtains

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
financial information, being the consolidated statement of profit or loss, consolidated balance sheet and consolidated statement of cash flows, and the analysis of changes in net debt, about the Group as a whole. The Group has investment properties, however, this is not considered to be a material business segment and is therefore not reported as such.
2.4   Foreign currency translation
(i)   Functional and presentation currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in pounds sterling, which is the Group’s functional and presentation currency.
(ii)   Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in other comprehensive income if they relate to qualifying cash flow hedges. Foreign exchange gains and losses that relate to unhedged borrowings are presented in the statement of profit or loss, within finance costs or finance income. Foreign exchange gains and losses that relate to transfer fees receivable from other football clubs are presented in the statement of profit or loss on a net basis within profit on disposal of intangible assets. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within operating expenses.
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

(iv)   Exchange rates
The most important exchange rates per £1.00 that have been used in preparing the financial statements are:
	Closing rate			Average rate
	2020	2019	2018	2020	2019	2018
Euro	1.0998	1.1170	1.1309	1.1391	1.1346	1.1327
US Dollar	1.2374	1.2718	1.3194	1.2633	1.2959	1.3465

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
2.5
Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in note 4.
2.6   Employee benefits
(i)   Short-term obligations
Liabilities for wages and salaries, including non-monetary benefits and annual leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accruals and classified as current liabilities in the balance sheet.
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
(iii)   Post-employment pension obligations
The Group is one of a number of participating employers in The Football League Limited Pension and Life Assurance Scheme (‘the scheme’—see note 28.1). The Group is unable to identify its share of the assets and liabilities of the scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group’s contributions into this scheme are reflected within the statement of profit or loss when they fall due. Full provision has been made for the additional contributions that the Group has been requested to pay to help fund the scheme deficit.
The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The Group’s contributions into this scheme are recognized as an employee benefit expenses when they are due.
(iv)   Share-based payments
The Group operates a share-based compensation plan under which the entity receives services from employees as consideration for equity instruments of the Group.

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date. The fair value excludes the effect of non-market based vesting conditions. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest. At each reporting date, the Group revises its estimate of the number of equity instruments expected to vest as a result of the effect of non-market based vesting conditions. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to equity.
For cash-settled share-based payments to employees, a liability is recognized for the services acquired, measured initially at the fair value of the liability. At each reporting date until the liability is settled, and at the date of settlement, the fair value of the liability is re-measured, with any changes in fair value recognized in profit or loss for the year. Details regarding the determination of the fair value of share-based transactions are set out in note 27.
2.7   Exceptional items
The Group’s accounting policies for exceptional items are disclosed in note 6.
2.8   Income tax
The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands corporation, it reports as a US domestic corporation for US federal corporate income tax purposes and is subject to US federal corporate income tax on the Group’s worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the United Kingdom. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.
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
2.9   Dividend distribution
Dividend distributions to the Company’s shareholders are recognized when they become legally payable. In the case of interim dividends, this is when they are paid.

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
2.10   Impairment of assets
Goodwill is not subject to amortization and is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use, and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.
Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance recovery) cannot generate cash flows on their own. While management does not consider any individual can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club’s men’s first team again, for example, a player sustaining a career threatening injury or is permanently removed from the men’s first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group’s best estimate of the individual’s fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.
2.11   Property, plant and equipment
Property, plant and equipment is initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and is subsequently carried at cost less accumulated depreciation and any provision for impairment.
Subsequent costs, for example, capital improvements and refurbishment, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.
The depreciation methods and periods used by the Group are disclosed in note 13.
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.
2.12   Leases
The Group’s accounting policy for leases is disclosed in note 14.
2.13   Investment properties
The Group’s accounting policy for investment properties is disclosed in note 15.

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
2.14   Intangible assets
The cost of and amortization methods and periods used by the Group for goodwill, registrations and other intangible assets are disclosed in note 16.
The assets’ useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
Assets available for sale (principally players’ registrations) are classified as assets held for sale when their carrying value is expected to be recovered principally through a sale transaction and a sale is considered to be highly probable. Highly probable is defined as being actively marketed by the club, with unconditional offers having been received prior to the end of a reporting period. These assets would be stated at the lower of the carrying amount and fair value less costs to sell.
Gains and losses on disposal of players’ and key football management staff registrations are determined by comparing the fair value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in profit or loss within profit on disposal of intangible assets. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in profit or loss when receipt is virtually certain.
Loan income on players temporarily loaned to other football clubs is recognized separately in profit or loss within profit on disposal of intangible assets.
2.15   Inventories
The Group’s accounting policy for inventories is disclosed in note 18.
2.16   Trade receivables
The Group’s accounting policy for trade receivables is disclosed in note 19.
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
The fair values of derivative financial instruments are disclosed in note 20. Movements in the hedging reserve are shown in the statement of changes in equity. The full fair value of a derivative is classified as a non-current asset or liability when the remaining maturity of the item is more than 12 months, it is classified as a current asset or liability when the remaining maturity of the item is less than 12 months.
(i)   Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.
The Group hedges the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues whenever possible using a portion of the Group’s US dollar net borrowings as the

Notes to the consolidated financial statements (Continued)
2   Summary of significant accounting policies (continued)
hedging instrument. Foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in profit or loss immediately. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in profit or loss immediately.
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
When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss existing in equity at that time remains in equity and is reclassified when the forecast transaction is ultimately recognized in profit or loss. When the forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.
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
Where any Group company purchases the Company’s equity instruments, for example as the result of a share buy-back, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of Manchester United plc as treasury shares until the shares are cancelled or reissued.
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
2.20   Trade and other payables
The Group’s accounting policy for trade and other payables is disclosed in note 24.

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
3   Critical estimates and judgments
The preparation of financial statements requires the use of accounting estimates which, by definition, will seldom equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies.
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
3.1   Significant estimates and assumptions
The areas involving significant estimates are:
•
Estimate of minimum guarantee revenue recognition—see note 4.3(i)

•
Estimate of fair value and impairment of investment properties—see note 15

•
Estimate of fair value of registrations—see note 16

•
Recognition of deferred tax assets—see note 17

Management does not consider there to be any significant judgments in the preparation of the financial statements.
Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.
4   Revenue from contracts with customers
4.1   Disaggregation of revenue from contracts with customers
The principal activity of the Group is the operation of men’s and women’s professional football clubs. All of the activities of the Group support the operation of the football clubs and the success of the men’s first team in particular is critical to the ongoing development of the Group. Consequently the chief operating decision maker regards the Group as operating in one material segment, being the operation of professional football clubs.

Notes to the consolidated financial statements (Continued)
4   Revenue from contracts with customers (continued)
All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:
	2020 £’000	2019 £’000	2018 £’000
Sponsorship	182,709	173,010	172,982
Retail, merchandising, apparel & products licensing revenue	96,335	102,083	102,853
Commercial	279,044	275,093	275,835
Domestic competitions	115,415	148,018	155,123
European competitions	16,836	83,138	38,276
Other	7,952	10,054	10,738
Broadcasting	140,203	241,210	204,137
Matchday	89,794	110,819	109,786
	509,041	627,122	589,758
Revenue derived from entities accounting for more than 10% of revenue in either 2020, 2019 or 2018 were as follows:
	2020 £’000	2019 £’000	2018 £’000
Customer A	118,069	150,959	155,932
Customer B	77,852	78,813	79,015
Customer C	52,269	<10%	<10%
Customer D	<10%	83,138	<10%
All non-current assets, other than US deferred tax assets, are held within the United Kingdom.
4.2   Assets and liabilities related to contracts with customers
Details of movements on assets related to contracts with customers are as follows:
Current contract assets– accrued revenue £’000
At 1 July 2018	38,018
Recognized in revenue during the year	39,532
Cash received/amounts invoiced during the year	(38,018)
At 30 June 2019	39,532
Recognized in revenue during the year	44,383
Cash received/amounts invoiced during the year	(37,949)
At 30 June 2020	45,966
A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.
The Group considered the current and expected future economic impact surrounding the COVID-19 pandemic and determined that there was no material impact on impairment of contract assets.

Notes to the consolidated financial statements (Continued)
4   Revenue from contracts with customers (continued)
Details of movements on liabilities related to contracts with customers are as follows:
	Current contract liabilities– deferred revenue £’000	Non-current contract liabilities– deferred revenue £’000	Total contract liabilities– deferred revenue £’000
At 1 July 2018	(180,512)	(37,085)	(217,597)
Recognized in revenue during the year	180,512	—	180,512
Cash received/amounts invoiced during the year	(180,494)	(5,921)	(186,415)
Reclassified to current during the year	(9,652)	9,652	—
At 30 June 2019	(190,146)	(33,354)	(223,500)
Recognized in revenue during the year	183,186	—	183,186
Cash received/amounts invoiced during the year	(150,019)	—	(150,019)
Reclassified to current during the year	(14,595)	14,595	—
At 30 June 2020	(171,574)	(18,759)	(190,333)
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
4.3   Accounting policies and significant judgments
Revenue is measured at the fair value of consideration received or receivable from the Group’s principal activities excluding transfer fees and value added tax. The Group’s principal revenue streams are Commercial, Broadcasting and Matchday. The Group recognizes revenue when the transaction price can be determined; when it is probable that it will collect the consideration to which it is entitled; and when specific performance obligations have been met for each of the Group’s activities as described below.
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
(i)   Commercial
Commercial revenue (whether settled in cash or value in kind) comprises revenue receivable from the exploitation of the Manchester United brand through sponsorship and other commercial agreements, including minimum guaranteed revenue, revenue receivable from retailing Manchester United branded merchandise in the United Kingdom and licensing the manufacture, distribution and sale of such goods globally, and fees for the Manchester United men’s first team undertaking tours.
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
Significant estimates
A number of sponsorship contracts contain significant estimates in relation to the recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).
The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate at 30 June 2020 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.
(ii)   Broadcasting
Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.
Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied, i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied, i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome).
Distributions from UEFA relating to participation in European competitions comprise market pool payments (which are recognized over the matches played in the competition, a portion of which reflects Manchester United’s performance relative to the other Premier League clubs in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and an individual club coefficient share (which is recognized over the group stage matches).
Delays to the completion of the 2019/20 Premier League season, UEFA and domestic cup competitions due to COVID-19, has resulted in the deferral of certain Broadcasting revenues, which will be recognized as and when the remaining matches are played across the various competitions i.e. when the respective performance obligations have been met. Further, due to the delay to the 2019/20 domestic football season (as a result of COVID-19) and changes to broadcasting schedules, Broadcasting revenues for the year ended 30 June 2020 have been reduced to reflect a Premier League rebate due to broadcasters. The total rebate for the 2019/20 season is expected to be approximately £14.0 million. The amount recognized for the year ended 30 June 2020 is based upon the expected Premier League finishing position as at 30 June 2020 and the number of home and away Premier League matches played to 30 June 2020, as a percentage of the total 2019/20 Premier League season fixtures.

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
Matchday revenue includes revenue receivable from all domestic and European match day activities from Manchester United games at Old Trafford, together with the Group’s share of gate receipts from domestic cup matches not played at Old Trafford, and fees for arranging other events at the Old Trafford stadium. As the Group acts as the principal in the sale of match tickets, the share of gate receipts payable to the other participating club and competition organizer for domestic cup matches played at Old Trafford is treated as an operating expense.
As a result of COVID-19, all matches played from June 2020 are behind closed doors therefore no additional Matchday revenue related to 2019/20 competitions is expected.
5   Operating expenses
	2020 £’000	2019 £’000	2018 £’000
Employee benefit expenses (note 7)	(284,029)	(332,356)	(295,935)
Short-term and low value leases (2019 and 2018: all operating lease costs)	(590)	(1,974)	(1,785)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(30)	(28)	(28)
Auditors’ remuneration: audit of the Company’s subsidiaries	(636)	(489)	(472)
Auditors’ remuneration: audit-related services	(13)	—	—
Auditors’ remuneration: tax compliance and tax advice services	(446)	(160)	(212)
Auditors’ remuneration: other services	—	(45)	(184)
Foreign exchange gains/(losses) on operating activities	816	76	(994)
Gain on disposal of property, plant and equipment	—	—	81
Depreciation–property, plant and equipment (note 13)	(12,735)	(11,569)	(10,625)
Depreciation–right-of-use assets (note 14)	(1,656)	—	—
Depreciation–investment properties (note 15)	(365)	(157)	(130)
Impairment–investment properties (note 15)	(3,787)	(1,124)	—
Amortization–intangible assets (note 16)	(126,756)	(129,154)	(138,380)
Sponsorship, other commercial and broadcasting costs	(20,097)	(23,092)	(25,907)
External Matchday costs	(19,196)	(20,317)	(24,193)
Property costs	(19,028)	(21,211)	(21,620)
Other operating expenses (individually less than £10,000,000)	(33,656)	(41,737)	(41,705)
Exceptional items (note 6)	—	(19,599)	(1,917)
	(522,204)	(602,936)	(564,006)

Notes to the consolidated financial statements (Continued)
6   Exceptional items
	2020 £’000	2019 £’000	2018 £’000
Compensation paid for loss of office	—	(19,599)	—
Football League pension scheme deficit (note 28)	—	—	(1,917)
	—	(19,599)	(1,917)
Compensation paid for loss of office relates to amounts payable to a former men’s first team manager and certain members of the coaching staff.
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
7   Employee benefit expenses
7.1   Employee benefit expenses and average number of people employed
	2020 £’000	2019 £’000	2018 £’000
Wages and salaries (including bonuses)	(249,564)	(293,424)	(255,637)
Social security costs	(29,743)	(34,799)	(31,396)
Share-based payments (note 27)	(1,435)	(1,251)	(6,216)
Pension costs–defined contribution schemes (note 28.2)	(3,287)	(2,882)	(2,686)
	(284,029)	(332,356)	(295,935)
Details of the pension arrangements offered by the Company and the Group are disclosed in note 28.
The average number of employees during the year, including directors, was as follows:
	2020 Number	2019 Number	2018 Number
By activity:
Football–men’s and women’s players	115	104	81
Football–technical and coaching	176	163	165
Commercial	129	114	121
Media	88	85	87
Administration and other	484	474	468
Average number of employees	992	940	922
The Group also employs approximately 3,593 temporary staff on match days (2019: 3,340; 2018: 3,858), the costs of which are included in the employee benefit expense above.

Notes to the consolidated financial statements (Continued)
7   Employee benefit expenses (continued)
7.2   Key management compensation
Key management includes directors (executive and non-executive) of the Company and executive directors and officers of the Group’s main operating company, Manchester United Football Club Limited. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:
	2020 £’000	2019 £’000	2018 £’000
Short-term employee benefits	(9,507)	(9,961)	(7,620)
Share-based payments	(1,017)	(748)	(5,275)
Post-employment benefits	(20)	(20)	(20)
	(10,544)	(10,729)	(12,915)
8   Profit on disposal of intangible assets
	2020 £’000	2019 £’000	2018 £’000
Profit on disposal of registrations	15,664	24,720	14,709
Player loan income	2,720	1,079	3,410
	18,384	25,799	18,119
9   Net finance costs
	2020 £’000	2019 £’000	2018 £’000
Interest payable on bank loans and overdrafts	(1,038)	(1,162)	(1,458)
Interest payable on secured term loan facility, senior secured notes and revolving facility	(19,485)	(18,351)	(17,567)
Interest payable on lease liabilities (note 14)	(131)	—	—
Amortization of issue costs on secured term loan facility and senior secured notes	(579)	(647)	(627)
Foreign exchange losses on retranslation of unhedged US dollar borrowings	(4,436)	(2,650)	—
Unwinding of discount relating to registrations	(1,508)	(2,280)	(3,492)
Hedge ineffectiveness on cash flow hedges	(119)	—	—
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(95)	(380)	(1,089)
Total finance costs	(27,391)	(25,470)	(24,233)
Interest receivable on short-term bank deposits	1,352	2,822	1,243
Foreign exchange gains on retranslation of unhedged US dollar borrowings	—	—	4,952
Hedge ineffectiveness on cash flow hedges	—	139	—
Total finance income	1,352	2,961	6,195
Net finance costs	(26,039)	(22,509)	(18,038)

Notes to the consolidated financial statements (Continued)
10   Income tax expense
	2020 £’000	2019 £’000	2018 £’000
Current tax:
Current tax on loss/(profit) for the year	551	(498)	(1,809)
Adjustment in respect of previous years	(598)	229	2,590
Foreign tax	(942)	(214)	(723)
Total current tax (expense)/credit	(989)	(483)	58
Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	4,591	(3,452)	(9,371)
Re-measurement of US deferred tax asset	(3,916)	—	—
Adjustment in respect of previous years	(1,150)	776	(1,787)
Impact of change in US federal corporate income tax rate on opening balance(1)	—	—	(48,954)
Total US deferred tax expense (note 17)	(475)	(2,676)	(60,112)
UK deferred tax:
Origination and reversal of temporary differences	2,452	(5,515)	(3,650)
Adjustment in respect of previous years	512	79	242
Impact of change in UK corporation tax rate	(3,915)	—	—
Total UK deferred tax expense (note 17)	(951)	(5,436)	(3,408)
Total deferred tax expense	(1,426)	(8,112)	(63,520)
Total income tax expense	(2,415)	(8,595)	(63,462)
A reconciliation of the total income tax expense is as follows:
	2020 £’000	2019 £’000	2018 £’000
(Loss)/profit before income tax	(20,818)	27,476	25,833
Profit before tax multiplied by weighted average US federal corporate income tax rate of 21.0% (2019: 21.0%; 2018: 28.0%)	4,372	(5,770)	(7,233)
Tax effects of:
Adjustment in respect of previous years	(1,236)	1,085	923
Difference in tax rates on non-US operations	26	63	491
Recognition of UK R&D tax claims in respect of previous years	537	—	—
Foreign exchange gains on US dollar denominated tax basis	735	1,311	238
Expenses not deductible for tax purposes	(2,933)	(3,093)	(695)
Impact of change in US federal corporate income tax rate on opening balance(1)	—	—	(48,954)
Re-measurement of unrealized foreign exchange US deferred tax asset(2)	—	—	(8,795)
Re-measurement of foreign tax credit US deferred tax asset(3)	(3,916)	(2,191)	1,637
One time mandatory US tax charge	—	—	(1,074)
Total income tax expense	(2,415)	(8,595)	(63,462)

(1)
The deferred tax expense for the year ended 30 June 2018 included a non-cash, tax accounting write-off of £49.0 million following the enactment of US tax reform on 22 December 2017. The non-cash

Notes to the consolidated financial statements (Continued)
10   Income tax expense (continued)
write-off was primarily due to the reduction in the US federal corporate income tax rate from 35% to 21% which necessitated re-measurement of the then existing US deferred tax position.
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

(3)
The deferred tax asset associated with foreign tax credits is continuously re-measured. This has resulted in a write-off of £3.9 million (2019: write-off of £2.2 million; 2018: write back of £1.6 million).

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive income:
	2020 £’000	2019 £’000	2018 £’000
US deferred tax (note 17)	422	(2,208)	(17,494)
UK deferred tax (note 17)	1,479	2,842	(4,190)
Total deferred tax	1,901	634	(21,684)
Current tax	(1,799)	(1,900)	—
Total income tax credit/(expense) recognized in other comprehensive income	102	(1,266)	(21,684)
11   (Loss)/earnings per share
	2020	2019	2018
(Loss)/profit for the year (£’000)	(23,233)	18,881	(37,629)
Basic (loss)/earnings per share (pence)	(14.14)	11.48	(22.92)
Diluted (loss)/earnings per share (pence)(1)	(14.14)	11.47	(22.92)
(i)   Basic (loss)/earnings per share
Basic (loss)/earnings per share is calculated by dividing the (loss)/profit for the year by the weighted average number of ordinary shares in issue during the financial year.
(ii)   Diluted (loss)/earnings per share
Diluted (loss)/earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

Notes to the consolidated financial statements (Continued)
11   (Loss)/earnings per share (continued)
(iii)   Weighted average number of shares used as the denominator
	2020 Number ‘000	2019 Number ‘000	2018 Number ‘000
Class A ordinary shares	40,573	40,526	40,195
Class B ordinary shares	124,000	124,000	124,000
Treasury shares	(320)	—	—
Weighted average number of ordinary shares used as the denominator in calculating basic (loss)/earnings per share	164,253	164,526	164,195
Adjustment for calculation of diluted (loss)/earnings per share assumed conversion into Class A ordinary shares(1)	—	140	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	164,253	164,666	164,195

(1)
For the years ended 30 June 2020 and 30 June 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the year ended 30 June 2019, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

12   Dividends
Dividends paid in the year were $29,554,000 (2019: $29,615,000; 2018: $29,555,000) equivalent to $0.18 (2019: $0.18; 2018: $0.18) per share. The pounds sterling equivalents were £23,229,000 (2019: £23,326,000; 2018: £21,982,000) equivalent to £0.14 (2019: £0.14; 2018: £0.13) per share.

Notes to the consolidated financial statements (Continued)
13   Property, plant and equipment
	Freehold property £’000	Plant and machinery £’000	Fixtures and fittings £’000	Total £’000
At 1 July 2018
Cost	269,367	34,790	57,800	361,957
Accumulated depreciation	(50,032)	(30,621)	(35,903)	(116,556)
Net book amount	219,335	4,169	21,897	245,401
Year ended 30 June 2019
Opening net book amount	219,335	4,169	21,897	245,401
Additions	16	3,573	8,611	12,200
Transfers	(241)	4	237	—
Depreciation charge	(3,284)	(2,589)	(5,696)	(11,569)
Closing net book amount	215,826	5,157	25,049	246,032
At 30 June 2019
Cost	268,981	34,845	64,806	368,632
Accumulated depreciation	(53,155)	(29,688)	(39,757)	(122,600)
Net book amount	215,826	5,157	25,049	246,032
Year ended 30 June 2020
Opening net book amount	215,826	5,157	25,049	246,032
Additions	1,919	3,440	15,783	21,142
Depreciation charge	(3,280)	(2,836)	(6,619)	(12,735)
Closing net book amount	214,465	5,761	34,213	254,439
At 30 June 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
(i)   Assets pledged as security
Property, plant and equipment with a net book amount of £211,296,000 (2019: £202,664,000) has been pledged to secure the secured term loan facility and senior secured notes borrowings of the Group (see note 25).
(ii)   Depreciation methods and useful lives
Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:
Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4–5 years
Fixtures and fittings	7 years
Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

Notes to the consolidated financial statements (Continued)
13   Property, plant and equipment (continued)
See note 2.11 for the other accounting policies relevant to property, plant and equipment, and note 2.10 for the Group’s policy regarding impairments.
(iii)   Capital commitments
See note 31.1 for disclosure of capital commitments relating to property, plant and equipment.
14   Leases
As explained in note 2 above, the Group has adopted IFRS 16 for leases where the Group is the lessee with effect from 1 July 2019.
(i)   Amounts recognized in the consolidated balance sheet
The balance sheet shows the following amounts relating to leases:
Right-of-use assets:
	2020 £’000	2019 £’000
Property	4,290	—
Plant and machinery	269	—
Total	4,559	—
Additions to right-of-use assets in the year amounted £239,000.
Lease liabilities:
	2020 £’000	2019 £’000
Current	1,067	—
Non-current	3,326	—
Total lease liabilities	4,393	—
The following table provides an analysis of the movements in lease liabilities:
£’000
As at 1 July 2019	—
Recognized on adoption of IFRS 16 (see note 2)	5,976
Cash flows	(1,953)
Acquisition	239
Other changes(1)	131
As at 30 June 2020	4,393

(1)
Other changes relates to movement on accrued interest expense.

Notes to the consolidated financial statements (Continued)
14   Leases (continued)
(ii)   Amounts recognized in the consolidated statement of profit or loss:
	2020 £’000	2019 £’000
Depreciation charge of right-of-use assets
Property	(1,530)	—
Plant and machinery	(126)	—
	(1,656)	—
Interest expense (included in finance cost)	(131)	—
Expense relating to short-term leases (included in operating expenses)	(562)	—
Expense relating to low value leases (included in operating expenses)	(28)	—
(iii)   The group’s leasing activities and how these are accounted for
The Group leases various offices and equipment. Until 30 June 2019, these leases of property, plant and equipment were classified and accounted for as operating leases and lease payments were charged to profit or loss on a straight-line basis over the period of the lease. From 1 July 2019, all leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.
The lease agreements do not impose any covenants other than the security interests in the right-of-use assets that are held by the lessor. Right-of-use assets may not be used as security for borrowing purposes.
Lease liabilities are initially measured on a present value basis. Lease liabilities include the net present value of lease payments, less any lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, which is generally the case for leases of the Group, the Group’s incremental borrowing rate is used, being the rate that the Group would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security and conditions.
Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.
Right-of-use assets are initially measured at cost comprising the following:
•
the amount of the initial measurement of the lease liability;

•
any lease payments made at or before the commencement date less any lease incentives received;

•
any initial direct costs; and

•
restoration costs.

Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.
Payments associated with short-term leases of property, plant and equipment and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

Notes to the consolidated financial statements (Continued)
15   Investment properties
£’000
At 1 July 2018
Cost	19,769
Accumulated depreciation and impairment	(5,933)
Net book amount	13,836
Year ended 30 June 2019
Opening net book amount	13,836
Additions	12,424
Depreciation charge	(157)
Impairment charge	(1,124)
Closing net book amount	24,979
At 30 June 2019
Cost	32,193
Accumulated depreciation and impairment	(7,214)
Net book amount	24,979
Year ended 30 June 2020
Opening net book amount	24,979
Depreciation charge	(365)
Impairment charge	(3,787)
Closing net book amount	20,827
At 30 June 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
(i)   Other amounts recognized in profit or loss for investment properties
	2020 £’000	2019 £’000	2018 £’000
Rental revenue	2,424	1,749	1,371
Direct operating expenses from properties, all of which generated rental revenue	305	416	182
The future minimum rentals receivable under non-cancellable operating leases are disclosed in note 31.2.
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
Significant estimates—fair value and impairment of investment properties
Investment properties were externally valued as of 30 June 2020 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation—Global Standards 2017 on the basis of Fair Value (as defined

Notes to the consolidated financial statements (Continued)
15   Investment properties (continued)
in the Standards). The fair value of investment properties as of 30 June 2020 was £23,065,000 (2019: £27,633,000). On the basis of the external valuation, management recognized an impairment loss of £3,787,000 (2019: £1,124,000). The external valuers noted that the outbreak of COVID-19 has impacted global financial markets. Given the unknown future impact that COVID-19 might have on the real estate market, the external valuers recommend that the Group keep the valuation of these properties under frequent review. As at the valuation date, they consider that they can attach less weight to previous market evidence for comparison purposes, to inform opinions of value. Indeed, the current response to COVID-19 means they are faced with an unprecedented set of circumstances on which to base a judgment. Market activity is being impacted within the out-of-town retail market and valuations are therefore reported on the basis of “material valuation uncertainty” as per VPS 3 and VPGA 10 of the RICS Red Book Global. Consequently, less certainty, and a higher degree of caution, should be attached to the valuations within these sectors of the market than would normally be the case.
For the avoidance of doubt, the inclusion of the “material valuation uncertainty” declaration above does not mean that the valuations cannot be relied upon. Rather the phrase is used in order to be clear and transparent that, in the current extraordinary circumstances, less certainty, and a higher degree of caution, can be attached to the valuation than would otherwise be the case.
Based upon the carrying value of investment properties and the inputs used in the external valuation, management does not expect any further material impairment to investment properties in the next twelve months.
Fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.
(iii)   Contractual commitments
The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2019: not material).

Notes to the consolidated financial statements (Continued)
16   Intangible assets
	Goodwill £’000	Registrations £’000	Other intangible assets £’000	Total £’000
At 1 July 2018
Cost	421,453	785,594	10,379	1,217,426
Accumulated amortization	—	(416,086)	(1,700)	(417,786)
Net book amount	421,453	369,508	8,679	799,640
Year ended 30 June 2019
Opening net book amount	421,453	369,508	8,679	799,640
Additions	—	103,326	3,585	106,911
Disposals	—	(8,540)	—	(8,540)
Amortization charge	—	(125,532)	(3,622)	(129,154)
Closing book amount	421,453	338,762	8,642	768,857
At 30 June 2019
Cost	421,453	772,328	13,964	1,207,745
Accumulated amortization	—	(433,566)	(5,322)	(438,888)
Net book amount	421,453	338,762	8,642	768,857
Year ended 30 June 2020
Opening net book amount	421,453	338,762	8,642	768,857
Additions	—	182,936	2,198	185,134
Disposals	—	(52,065)	—	(52,065)
Amortization charge	—	(122,761)	(3,995)	(126,756)
Closing book amount	421,453	346,872	6,845	775,170
At 30 June 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	—	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
(i)   Cost of and amortization methods and useful lives
Goodwill arose largely in relation to the Group’s acquisition of Manchester United Limited in 2005 and represents the excess of the cost of the acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is not amortized but it is tested annually for impairment or more frequently if events or changes in circumstances indicate it might be impaired. Goodwill is carried at cost less accumulated impairment losses.
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
The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions and also reflect the anticipated impact of COVID-19. For each accounting period, cash flows

Notes to the consolidated financial statements (Continued)
16   Intangible assets (continued)
beyond the five-year period are extrapolated using a terminal growth rate of 1.5% (2019: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.
Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.
The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 7.5% (2019: 7.6%) for each period, and certain assumptions around progression in domestic and UEFA club competitions, registrations capital expenditure and the anticipated impact of COVID-19. COVID-19 is not considered to have a significant impact on the assessment of goodwill impairment as it is not anticipated to have a significant impact on the terminal year which is a key driver of our value in use calculations.
Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.
The following sensitivity analysis was performed:
•
increase the discount rate by 1% (post-tax);

•
the impact of playing a portion of the 2020/21 season matches behind closed doors or with reduced occupancy; and

•
more prudent assumptions around qualification for UEFA club competitions.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.
Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.
The costs associated with the acquisition of players’ and key football management staff registrations are capitalized at the fair value of the consideration payable. Costs include transfer fees, Premier League levy fees, agents’ fees incurred by the club and other directly attributable costs. Costs also include the fair value of any contingent consideration, which is primarily payable to the player’s former club (with associated levy fees payable to the Premier League), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s and key football management staff registration.
Registrations costs are fully amortized using the straight-line method over the period covered by the player’s and key football management staff contract. Where a contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.
The Group will perform an impairment review on intangible assets, including player and key football management staff registrations, if adverse events indicate that the amortized carrying value of the asset may not be recoverable. While no individual can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club’s first team again, for example, a player sustaining a career threatening injury or is permanently removed from the first team squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group’s best estimate of the individual’s fair value less any costs to sell.
Other intangible assets comprise website, mobile applications, software and trademark registration costs and are initially measured at cost and are subsequently carried at cost less accumulated amortization

Notes to the consolidated financial statements (Continued)
16   Intangible assets (continued)
and any provision for impairment. Amortization is calculated using the straight-line method to write-down assets to their residual value over the estimated useful lives as follows:
Website, mobile applications and software	3 years
Trademark registrations	10 years
See note 2.14 for the other accounting policies relevant to intangible assets, and note 2.10 for the Group’s policy regarding impairments.
Significant estimates—fair value of registrations
The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2020 is disclosed in note 30.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.
The unamortized balance of existing registrations as of 30 June 2020 was £346.9 million (2019: £338.8 million), of which £119.7 million (2019: £124.6 million) is expected to be amortized in the year ending 30 June 2021 (2019: year ending 30 June 2020). The remaining balance is expected to be amortized over the four years to 30 June 2025 (2019: four years to 30 June 2024). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.
(ii)   Capital commitments
See note 31.1 for disclosure of capital commitments relating to other intangible assets.
(iii)   Internally generated other intangible assets
Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2020 was £2,098,000 and £1,316,000 respectively (2019: £1,979,000 and £667,000 respectively).

Notes to the consolidated financial statements (Continued)
17   Deferred tax
Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):
	2020 £’000	2019 £’000
US deferred tax assets	(58,362)	(58,415)
UK deferred tax liabilities	31,337	31,865
At 30 June	(27,025)	(26,550)
The movement in deferred tax assets and deferred tax liabilities during the year is as follows:
	2020 £’000	2019 £’000
At 1 July	(26,550)	(34,198)
Expensed to statement of profit or loss (note 10)	1,426	8,112
Credited to other comprehensive income (note 10)	(1,901)	(634)
Expense relating to share-based payments(1)	—	170
At 30 June	(27,025)	(26,550)

(1)
Expense relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date—see consolidated statement of changes in equity above.

The movement in US net deferred tax assets are as follows:
	Foreign tax credits £’000	Net operating losses £’000	Unrealized foreign exchange and derivative movements £’000	Intangible assets £’000	Deferred revenue £’000	Other(1) £’000	Total(2) £’000
At 1 July 2018	(30,814)	(3,399)	1,196	(21,221)	(7,727)	(1,367)	(63,332)
(Credited)/expensed to statement of profit or loss (note 10)	(279)	795	(344)	6,163	(21)	(3,638)	2,676
Expensed/(credited) to other comprehensive income (note 10)	942	2,604	(1,338)	—	—	—	2,208
Reclassification to tax receivable	(137)	—	—	—	—	170	33
At 30 June 2019	(30,288)	—	(486)	(15,058)	(7,748)	(4,835)	(58,415)
Expensed/(credited) to statement of profit or loss (note 10)	2,793	(10,804)	(441)	5,988	1,917	1,022	475
(Credited)/expensed to other comprehensive income (note 10)	(320)	1,267	(1,369)	—	—	—	(422)
At 30 June 2020	(27,815)	(9,537)	(2,296)	(9,070)	(5,831)	(3,813)	(58,362)

(1)
The “Other” deferred tax asset balance primarily comprises of property, plant and equipment temporary differences; bad debt provisions and salaries not paid before 15 September of the following year.

Notes to the consolidated financial statements (Continued)
17   Deferred tax (continued)
(2)
The full deferred tax asset balance is expected to be recovered after more than one year.

The movement in UK net deferred tax liabilities are as follows:
	Accelerated tax depreciation £’000	Intangibles £’000	Non qualifying property £’000	Property fair value adjustment £’000	Net operating losses £’000	Other(3) £’000	Total(4) £’000
At 1 July 2018	805	7,389	11,898	13,147	(112)	(3,993)	29,134
(Credited)/expensed to statement of profit or loss (note 10)	(99)	1,933	(3)	(429)	112	3,922	5,436
Credited to other comprehensive income (note 10)	—	—	—	—	—	(2,842)	(2,842)
Expense relating to share-based payments	—	—	—	—	—	137	137
At 30 June 2019	706	9,322	11,895	12,718	—	(2,776)	31,865
(Credited)/expensed to statement of profit or loss (note 10)	(98)	559	1,395	1,017	—	(1,922)	951
Credited to other comprehensive income (note 10)	—	—	—	—	—	(1,479)	(1,479)
At 30 June 2020	608	9,881	13,290	13,735	—	(6,177)	31,337

(3)
The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2021.

(4)
Of the total deferred tax liability, £29,131,000 is expected to be settled after more than one year.

Significant estimates—recognition of deferred tax assets
Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.
At 30 June 2020 there is an unrecognized US deferred tax asset of £21,301,000 (2019: £18,971,000) in respect of foreign tax credits in the US. At 30 June 2020, the Group had no unrecognized UK deferred tax assets (2019: £nil).

Notes to the consolidated financial statements (Continued)
18   Inventories
	2020 £’000	2019 £’000
Finished goods	2,186	2,130

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
(ii)
Amounts recognized in profit or loss

Inventories recognized as an expense during the year ended 30 June 2020 amounted to £6,433,000 (2019: £8,664,000; 2018: £8,450,000). These were included in operating expenses.
Write down of inventories to net realizable value amounted to £133,000 (2019: £22,000; 2018: £nil). These were recognized as an expense during the year and included in operating expenses.
Reversal of previous inventory write-down amounted to £22,000 (2019: £nil; 2018: £4,000). These were recognized as a credit during the year and included in operating expenses.
19   Trade receivables
	2020 £’000	2019 £’000
Trade receivables	172,829	46,694
Less: provision for impairment of trade receivables	(13,150)	(12,954)
Net trade receivables	159,679	33,740
Less: non-current portion
Trade receivables	43,694	9,889
Current trade receivables	115,985	23,851
(i)   Accounting policy
Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value. The Group holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method, less provision for impairment. Details about the Group’s impairment policies and the calculation of the provision for impairment are provided in note 29.1(b). If collection is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets.
(ii)   Amounts included in trade receivables
Net trade receivables include transfer fees receivable from other football clubs of £57,726,000 (2019: £18,270,000) of which £43,694,000 (2019: £9,889,000) is receivable after more than one year. Net trade receivables also include £91,968,000 (2019: £12,725,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities—deferred revenue.
(iii)   Fair value of trade receivables
The fair value of net trade receivables as at 30 June 2020 was £161,797,000 (2019: £34,259,000) before discounting of cash flows.

Notes to the consolidated financial statements (Continued)
19   Trade receivables (continued)
(iv)
Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in note 29.
20   Derivative financial instruments
The Group has the following derivative financial instruments:
	2020		2019
	Assets £’000	Liabilities £’000	Assets £’000	Liabilities £’000
Used for hedging:
Interest rate swaps	—	(9,136)	—	(2,298)
Forward foreign exchange contracts	223	—	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	150	—	245	—
Forward foreign exchange contracts	2,410	—	97	—
	2,783	(9,136)	342	(2,298)
Less non-current portion:
Used for hedging:
Interest rate swaps	—	(9,136)	—	(2,298)
At fair value through profit or loss:
Embedded foreign exchange derivatives	54	—	30	—
Forward foreign exchange contracts	1,555	—	—	—
Non-current derivative financial instruments	1,609	(9,136)	30	(2,298)
Current derivative financial instruments	1,174	—	312	—

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
20   Derivative financial instruments (continued)
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

21   Cash and cash equivalents
	2020 £’000	2019 £’000
Cash at bank and in hand	51,539	307,637
Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.
22   Share capital
	Number of shares (thousands)	Ordinary shares £’000
At 1 July 2018	164,526	53
Employee share-based compensation awards–issue of shares	45	—
At 30 June 2019	164,571	53
Employee share-based compensation awards–issue of shares	51	—
At 30 June 2020	164,622	53
The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. All shares issued by the Company are fully paid.
As of 30 June 2020, the Company’s issued share capital comprised 40,622,089 (2019: 40,570,967) Class A ordinary shares and 124,000,000 (2019: 124,000,000) Class B ordinary shares.
1,682,896 Class A ordinary shares were purchased during the period and are held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See note 23.

Notes to the consolidated financial statements (Continued)
23   Treasury shares
	Number of shares (thousands)	£’000
At 1 July 2019	—	—
Acquisition of shares	(1,683)	(21,305)
At 30 June 2020	(1,683)	(21,305)
Treasury shares are Class A ordinary shares of Manchester United plc that are held by Manchester United plc. The total cost includes after tax transaction costs of £41,000.
24   Trade and other payables
	2020 £’000	2019 £’000
Trade payables	155,983	196,644
Other payables	8,526	4,689
Accrued expenses	70,638	94,381
Social security and other taxes	32,268	13,855
	267,415	309,569
Less: non-current portion
Trade payables	50,065	77,438
Other payables	1,257	1,745
Non-current trade and other payables	51,322	79,183
Current trade and other payables	216,093	230,386

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
(ii)
Amounts included in trade payables

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £149,134,000 (2019: £187,544,000) of which £50,065,000 (2019: £77,438,000) is due after more than one year. Of the amount due after more than one year, £26,396,000 (2019: £59,889,000) is expected to be paid between 1 and 2 years, and the balance of £23,669,000 (2019: £17,549,000) is expected to be paid between 2 and 5 years.
(iii)
Amounts included in accrued expenses

Accrued expenses include £1,259,000 (2019: £1,165,000) related to share-based payment transactions expected to be cash-settled.
(iv)
Fair value of trade payables

The fair value of trade payables as at 30 June 2020 was £158,464,000 (2019: £199,922,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (Continued)
24   Trade and other payables (continued)
(v)
Government assistance

The UK government has made available a range of business support measures during COVID-19. The Group has benefited directly from government assistance in the form of payment deferrals for VAT. The quarterly VAT payments totalling £15,474,000 for the periods ended 29 February 2020 and 31 May 2020, originally due 31 March 2020 and 30 June 2020 respectively, have been deferred until 31 March 2021.
25   Borrowings
	2020 £’000	2019 £’000
Senior secured notes	340,417	330,757
Secured term loan facility	179,593	175,022
Accrued interest on senior secured notes	5,605	5,453
	525,615	511,232
Less: non-current portion
Senior secured notes	340,417	330,757
Secured term loan facility	179,593	175,022
Non-current borrowings	520,010	505,779
Current borrowings	5,605	5,453

(i)
Secured borrowings and assets pledged as security

The senior secured notes of £340,417,000 (2019: £330,757,000) is stated net of unamortized issue costs amounting to £3,044,000 (2019: £3,414,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2019: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.
The Group has the option to redeem the senior secured notes in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 25 June 2027.
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
The secured term loan facility of £179,593,000 (2019: £175,022,000) is stated net of unamortized issue costs amounting to £2,241,000 (2019: £1,894,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2019: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The secured term loan facility was amended by an amendment and restatement agreement dated 5 August 2019 which became effective on 6 August 2019 to, among other things, extend the expiry date. Consequently, the remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.
The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured

Notes to the consolidated financial statements (Continued)
25   Borrowings (continued)
against substantially all of the assets of each of those entities. These entities are all wholly-owned subsidiaries of Manchester United plc.
The Group also has an undrawn committed revolving facility of up to £150,000,000 as at 30 June 2020. The facility terminates on 4 April 2025. Drawdowns would attract interest of LIBOR or EURIBOR plus an applicable margin of between 1.25% and 1.75% per annum (depending on the total net leverage ratio at that time).
The Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants, including a financial maintenance covenant that requires the Group to maintain a consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, registrations, exceptional items, net finance costs and tax (“EBITDA”) of not less than £65 million for each 12 month testing period, as well as customary covenants, including (but not limited to) restrictions on incurring additional indebtedness; paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens.
(ii)
Compliance with covenants

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2020 and 2019 reporting period.

Notes to the consolidated financial statements (Continued)
26   Cash flow information
26.1   Cash generated from operations
	Note	2020 £’000	2019 £’000	2018 £’000
(Loss)/profit before income tax		(20,818)	27,476	25,833
Adjustments for:
Depreciation	13, 14, 15	14,756	11,726	10,755
Impairment charge	15	3,787	1,124	—
Amortization	16	126,756	129,154	138,380
Profit on disposal of intangible assets	8	(18,384)	(25,799)	(18,119)
Net finance costs	9	26,039	22,509	18,038
Profit on disposal of property, plant and equipment		—	—	(81)
Non-cash employee benefit expense–equity-settled share-based payments	27	818	699	2,915
Foreign exchange (gains)/losses on operating activities		(816)	(76)	994
Reclassified from hedging reserve		12,180	6,250	13,914
Changes in working capital:
Inventories		(56)	(714)	221
Prepayments		6,527	(2,168)	2,638
Contract assets–accrued revenue		(6,434)	(1,514)	(9,263)
Trade receivables(1)		(83,197)	82,086	(64,492)
Other receivables		949	(1,081)	163
Contract liabilities–deferred revenue		(33,167)	5,903	(25,496)
Trade and other payables(1)		(11,371)	8,034	23,204
Cash generated from operations		17,569	263,609	119,604

(1)
These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:

•
a decrease in changes to trade receivables of £42,742,000 (2019: increase of £7,971,000; 2018: increase of £18,374,000); and

•
a decrease in changes to trade and other payables of £30,784,000 (2019: decrease of £70,732,000; 2018: increase of £74,088,000).

Notes to the consolidated financial statements (Continued)
26   Cash flow information (continued)
26.2   Net debt reconciliation
Net debt is defined as non-current and current borrowings minus cash and cash equivalents. Net debt is a financial performance indicator that is used by the Group’s management to monitor liquidity risk. The Group believes that net debt is meaningful for investors as it provides a clear overview of the net indebtedness position of the Group and is used by the Chief Operating Decision Maker in managing the business.
The following tables provide an analysis of net debt and the movements in net debt for each of the periods presented.
	Non-current borrowings £’000	Current borrowings £’000	Cash and cash equivalents £’000	Total £’000
Net debt at 1 July 2018	486,694	9,074	(242,022)	253,746
Cash flows	—	(21,973)	(56,366)	(78,339)
Other changes	19,085	18,352	(9,249)	28,188
Net debt at 30 June 2019	505,779	5,453	(307,637)	203,595
Cash flows	(555)	(19,325)	263,065	243,185
Other changes	14,786	19,477	(6,967)	27,296
Net debt at 30 June 2020	520,010	5,605	(51,539)	474,076
Other changes largely comprise foreign exchange gains or losses arising on re-translation of the US dollar denominated secured term loan facility and senior secured notes, incurrence and amortization of debt issue costs and the movement on accrued interest on senior secured notes (which will be presented as operating cash flows in the statement of cash flows when paid), partially offset by foreign exchange gain or losses arising on translation of foreign currency denominated cash and cash equivalents.
27   Share-based payments
The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,966,945 remain available for issuance.
Certain directors, members of executive management and selected employees have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. Employees are not entitled to dividends until the awards vest. The fair value of these shares was the quoted market price on the date of award, adjusted where applicable for expected dividends i.e. the fair value of the awards was reduced. It is assumed that semi-annual dividends will be paid for the foreseeable future. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient’s liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly the awards may be either equity-settled or cash-settled.
Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:
	Number of Class A ordinary shares
	Gross award	Post net settlement
At 1 July 2019	178,402	94,552

Notes to the consolidated financial statements (Continued)
27   Share-based payments (continued)
	Number of Class A ordinary shares
	Gross award	Post net settlement
Awarded	174,199	92,782
Vested	(96,454)	(51,122)
At 30 June 2020	256,147	136,212

The fair value of the shares awarded during the year was $15.50 (£12.53) (2019: $18.30 (£14.34)) per share.
For the year ended 30 June 2020, the Group recognized total expenses related to equity-settled share-based payment transactions of £818,000 (2019: £699,000; 2018: £2,915,000) and total expenses related to cash-settled share-based payment transactions of £617,000 (2019: £552,000; 2018: £3,301,000).
28   Pension arrangements
28.1   Defined benefit scheme
The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme, with 92 participating employers, and where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.
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
A charge of £nil (2019: £nil; 2018: £1,917,000) has been made to the statement of profit or loss during the year, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.
The Group currently pays total contributions of £482,000 per annum and this amount will increase by 5% per annum from September 2020. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2023.
As of 30 June 2020, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,745,000 (2019: £2,204,000). This amounts to £488,000 (2019: £459,000) due within one year and £1,257,000 (2019: £1,745,000) due after more than one year and is included within other payables.
The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2017), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members’ future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.
Upon the wind-up of the Scheme with a surplus, any surplus will be used to augment benefits. Under the more likely scenario of there being a deficit, this will be split amongst the clubs in line with their contribution schedule. Should an individual club choose to leave the Scheme, they would be required to pay

Notes to the consolidated financial statements (Continued)
28   Pension arrangements (continued)
their share of the deficit based on a proxy buyout basis (i.e. valuing the benefits on a basis consistent with buying out the benefits with an insurance company).
28.2   Defined contribution schemes
Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2020 amounted to £3,287,000 (2019: £2,882,000; 2018: £2,686,000). As at 30 June 2020, contributions of £458,000 (2019: £335,000) due in respect of the current reporting period had not been paid over to the pension schemes.
The assets of all pension schemes to which the Group contributes are held separately from the Group in independently administered funds.
29   Financial risk management
29.1   Financial risk factors
This note explains the Group’s exposure to financial risks and how those risks could affect the Group’s future financial performance. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.
The policy for each financial risk is described in more detail below.
a)
Market risk

(i)
Foreign exchange risk

The Group is exposed to the following foreign exchange risks:
•
Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2020 the Group recognized a total of €19.2 million of revenue denominated in Euros (2019: €94.4 million; 2018: €43.4 million). The Group seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.

•
Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2020 the Group recognized a total of $147.5 million of revenue denominated in US dollars (2019: $155.9 million; 2018: $164.4 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see note 29.2 below).

•
Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see note 25). At 30 June 2020 the secured term loan facility and senior secured notes included principal amounts of $650.0 million (2019: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see note 29.2 below). Interest is paid on these borrowings in US dollars.

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

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:
	2020				2019
	Average exchange rate	Foreign currency €’000	Notional value £’000	Fair value £’000	Average exchange rate	Foreign currency €’000	Notional value £’000	Fair value £’000
Buy Euro	1.1626	(46,976)	(40,405)	2,633	1.1272	(6,639)	(5,890)	97
The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2020 the fair value of such derivatives was an asset of £150,000 (2019: asset of £245,000).
The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:
	2020		2019
	Euro £’000	US Dollar £’000	Euro £’000	US Dollar £’000
Contract assets–accrued revenue	2,945	2,277	713	1,316
Trade receivables	56,226	88,554	10,286	10,718
Cash and cash equivalents	24,219	2,642	30,276	244,156
Trade and other payables	(55,193)	(1,685)	(22,657)	(1,609)
Borrowings	—	(525,615)	—	(505,779)
Derivative financial liabilities	—	(9,136)	—	(2,298)
	28,197	(442,963)	18,618	(253,496)
Sensitivity
As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2020 was as follows:
•
if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £2.0 million lower (2019: £2.1 million lower).

•
if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £2.5 million higher (2019: £1.6 million higher).

•
if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £31.8 million higher (2019: £21.8 million higher).

•
if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £38.9 million lower (2019: £29.6 million lower).

(ii)
Cash flow and fair value interest rate risk

The Group has no significant interest bearing assets other than cash on deposit which attracts interest at a small margin above UK base rates.
The Group’s interest rate risk arises from its borrowings. Borrowings issued at variable interest rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
value interest rate risk. The Group’s borrowings are denominated in US dollars and pounds sterling. Full details of the Group’s borrowings and associated interest rates can be found in note 25.
The Group manages its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. Details of the interest rate swaps committed to at the reporting date are provided in note 29.2 below.
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
Gross trade receivables can be analysed by due date and whether or not impaired as follows:
	2020 £’000	2019 £’000
Neither past due nor impaired	154,946	29,437
Past due, not impaired	4,733	4,303
Not past due, impaired	2,559	—
Past due, impaired	10,591	12,954
Gross trade receivables	172,829	46,694
A substantial majority of the Group’s Broadcasting revenue is derived from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains the Group’s single largest credit exposure. The Group derives commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which the Group may manage its credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. The Group is also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to the Group in installments. The Group tries to manage its credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on installment, requiring bank guarantees on such payments in certain circumstances. However, the Group cannot ensure these efforts will eliminate its credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of the Group’s sponsors or a club to whom the Group has sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with a minimum Moody’s rating of Aa3.
Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 – 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £159,679,000 (2019:

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
£33,740,000), £57,726,000 (2019: £18,270,000) relates to amounts receivable from various other football clubs in relation to player trading.
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
Management has considered the current and expected future economic and market conditions surrounding the COVID-19 pandemic in determining the estimate of credit losses.
The closing provision for impairment of trade receivables as of 30 June 2020 reconciles to the opening provision for impairment as follows:
	2020 £’000	2019 £’000
Provision as of 1 July	12,954	9,708
(Decrease)/increase in provision recognized in profit or loss during the year	(1,185)	985
Unused amount reversed–cash received	(5,125)	—
Receivables written off during the year as uncollectible	(3,076)	(279)
Receivables offset against contract liabilities–deferred revenue	9,530	2,517
Foreign exchange gains on retranslation recognized in profit or loss during the year	52	23
Provision as of 30 June	13,150	12,954
Trade receivables and contact assets are written off when there is no reasonable expectation of recovery. The creation and release of provision for impaired receivables have been included in ‘other operating expenses’ in the statement of profit or loss.
While other receivables, favorable derivative financial instruments, and cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified provision for impairment on these items was immaterial.
c)
Liquidity risk

The Group’s policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loan facilities, senior secured notes and other borrowings as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows ordinarily being received prior to the start of the playing season. COVID-19 has impacted the 2020/21 season Matchday cash receipts, with seasonal facility sales currently on hold, due to the uncertainties around fans returning to the stadium, and the timing of commercial cash receipts in respect of the 2020/21 financial year. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.
Cash flow forecasting is performed on a regular basis which includes rolling forecasts of the Group’s liquidity requirements to ensure that the Group has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. The Group’s borrowing

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
facilities are described in note 25. Financing facilities have been agreed at appropriate levels having regard to the Group’s operating cash flows and future development plans.
Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2020, the Group held cash and cash equivalents of £51,539,000 (2019: £307,637,000).
The table below analyses the Group’s non-derivative financial liabilities and net-settled derivative financial instruments into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.
	Less than 1 year £’000	Between 1 and 2 years £’000	Between 2 and 5 years £’000	Over 5 years £’000
Trade and other payables excluding social security and other taxes(1)	184,116	27,738	25,805	—
Borrowings	18,640	18,640	53,341	563,757
Lease liabilities	1,164	436	804	3,701
	203,920	46,814	79,950	567,458
Non-trading(2) and net settled derivative financial instruments:
Cash outflow	2,284	2,284	4,568	—
Cash inflow	(1,078)	(1,555)	—	—
At 30 June 2020	205,126	47,543	84,518	567,458
Trade and other payables excluding social security and other taxes(1)	217,136	61,542	19,657	—
Borrowings	19,024	19,024	57,073	555,441
	236,160	80,566	76,730	555,441
Non-trading(2) and net settled derivative financial instruments:
Cash outflow	460	460	1,379	—
Cash inflow	(97)	—	—	—
At 30 June 2019	236,523	81,026	78,109	555,441

(1)
Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.

(2)
Non-trading derivatives are included at their fair value at the reporting date.

29.2   Hedging activities
The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).
The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2020 to June 2024. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance costs). The table below details the net borrowings being hedged at the reporting date:
	2020 $’000	2019 $’000
USD borrowings	650,000	650,000
Hedged USD cash	(3,025)	(308,838)
Net USD debt	646,975	341,162
Hedged future USD revenues	(177,524)	(211,153)
Unhedged USD borrowings	469,451	130,009
Closing exchange rate	1.2374	1.2718
The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2020 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:
	2020	2019
Current hedged principal value of loan outstanding ($’000)	150,000	150,000
Rate received	1month$LIBOR	1month$LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024
As of 30 June 2020, the fair value of the above interest rate swaps was a liability of £9,136,000 (2019: liability of £2,298,000).
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
Management has considered the impact of COVID-19 on the cash flow hedges to determine if the hedged forecast cash flows remain ‘highly probable’ and does not believe that there is any material ineffectiveness as a result of COVID-19.

Notes to the consolidated financial statements (Continued)
29   Financial risk management (continued)
Details of movements on the hedging reserve are as follows:
	Future US dollar revenues £’000	Interest rate swap £’000	Other £’000	Total, before tax £’000	Tax £’000	Total, after tax £’000
Balance at 1 July 2017	(47,304)	(655)	(151)	(48,110)	16,839	(31,271)
Exchange differences on hedged foreign exchange risks	6,522	—	(184)	6,338	—	6,338
Reclassified to profit or loss	13,791	—	123	13,914	—	13,914
Change in fair value	—	5,145	—	5,145	—	5,145
Tax relating to above	—	—	—	—	(21,684)	(21,684)
Movement recognized in other comprehensive income	20,313	5,145	(61)	25,397	(21,684)	3,713
Balance at 30 June 2018	(26,991)	4,490	(212)	(22,713)	(4,845)	(27,558)
Exchange differences on hedged foreign exchange risks	(6,350)	—	168	(6,182)	—	(6,182)
Reclassified to profit or loss	6,004	—	246	6,250	—	6,250
Change in fair value	—	(6,788)	—	(6,788)	—	(6,788)
Tax relating to above	—	—	—	—	(1,266)	(1,266)
Movement recognized in other comprehensive income	(346)	(6,788)	414	(6,720)	(1,266)	(7,986)
Balance at 30 June 2019	(27,337)	(2,298)	202	(29,433)	(6,111)	(35,544)
Exchange differences on hedged foreign exchange risks	(2,818)	—	353	(2,465)	—	(2,465)
Reclassified to profit or loss	12,214	—	(34)	12,180	—	12,180
Change in fair value	—	(6,838)	—	(6,838)	—	(6,838)
Tax relating to above	—	—	—	—	102	102
Movement recognized in other comprehensive income	9,396	(6,838)	319	2,877	102	2,979
Balance at 30 June 2020	(17,941)	(9,136)	521	(26,556)	(6,009)	(32,565)
Based on exchange rates existing as of 30 June 2020, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £13,042,000 (2019: credit of £15,093,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £15,941,000 (2019: debit of £18,447,000) before tax.
29.3   Capital risk management
The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximising the return to shareholders through the optimisation of the debt and equity balance. Capital is calculated as “equity” as shown in the balance sheet plus net debt. Net debt is calculated as total borrowings (including current and non-current borrowings as shown in the balance sheet) less cash and cash equivalents and is used by management in monitoring the net indebtedness of the Group. A reconciliation of net debt is shown in note 26.2.

Notes to the consolidated financial statements (Continued)
29.3   Capital risk management (continued)
As of 30 June 2020, the Group had total borrowings of £525.6 million (2019: £511.2 million). As described in note 25 above, the Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2020, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.
30   Contingent liabilities and contingent assets
30.1   Contingent liabilities
The Group had contingent liabilities at 30 June 2020 in respect of:
(i)
Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £79,021,000 (2019: £74,321,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2019: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2019: no material impact). As of 30 June 2020, the potential amount payable by type of condition and category of player was:
	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	21,667	10,499	32,166
International appearances	11,722	47	11,769
Other	34,268	818	35,086
	67,657	11,364	79,021
As of 30 June 2019, the potential amount payable by type of condition and category of player was:
	First team squad £’000	Other £’000	Total £’000
Type of condition:
MUFC appearances/team success/new contract	35,722	8,805	44,527
International appearances	11,573	22	11,595
Other	17,905	294	18,199
	65,200	9,121	74,321

(ii)
Tax matters

We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of discussions between the Group and UK tax authorities, as well as discussions UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The information usually required by IAS 37 ‘Provisions, Contingent Liabilities and Contingent Assets’, is not disclosed on the grounds that it is not practicable to be disclosed.

Notes to the consolidated financial statements (Continued)
30   Contingent liabilities and contingent assets (continued)
30.2   Contingent assets
(i)
Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2020, the amount of such receipt considered to be probable was £4,026,000 (2019: £707,000).
31   Commitments
31.1   Capital commitments
As of 30 June 2020, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £972,000 (2019: £3,794,000) and to other intangible assets amounting to £405,000 (2019: £nil). These amounts are not recognized as liabilities.
31.2   Non-cancellable operating leases
(i)
The group as lessee

The Group leases various offices and equipment under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. On renewal, the terms of the leases are renegotiated. From 1 July 2019, the Group has recognized right-of-use assets for these leases, except for short-term and low value leases. See note 2 and note 14 for further information. Commitments for minimum lease payments in relation to non-cancellable short-term and low value leases (2019: all operating leases) are payable as follows:
	2020 £’000	2019 £’000
Within 1 year	88	1,956
Later than 1 year but not later than 5 years	140	2,346
Later than 5 years	—	3,785
	228	8,087

(ii)
The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:
	2020 £’000	2019 £’000
Within 1 year	1,542	2,100
Later than 1 year but not later than 5 years	3,298	5,777
Later than 5 years	11,409	13,994
	16,249	21,871

Notes to the consolidated financial statements (Continued)
32   Events occurring after the reporting period
32.1   Registrations
The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2020, for total proceeds, net of associated costs, of £6,531,000. The associated net book value was £13,519,000. Also subsequent to 30 June 2020, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £8,049,000, became receivable in respect of previous playing registration disposals.
Subsequent to 30 June 2020, the playing registrations of certain players were acquired or extended for a total consideration, including associated costs, of £101,312,000. Payments are due within the next 5 years. Also subsequent to 30 June 2020, sell-on fees and contingent consideration totalling £4,224,000, became payable in respect of previous playing registration acquisitions.
32.2   COVID-19
Subsequent to 30 June 2020, following the postponement of a number of matches due to COVID-19, the 2019/20 Premier League season completed, and our men’s first team achieved a third place finishing position. As a result of our men’s first team performance during the 2019/20 season, our men’s first team will participate in the 2020/21 Champions League.
32.3   General Motors (Chevrolet)
In August 2020, due to the disruption caused by the pandemic, the Company entered into a variation agreement with General Motors (Chevrolet) to extend the maturity date of the original shirt sponsor agreement by a period of six months to 31 December 2021. There are no other significant changes to the sponsorship rights or total consideration, which will now be paid in sterling via installments during the period to 30 June 2021. The payment of the remaining contract consideration in sterling means that the cash flow hedge in place no longer meets the respective criteria for hedge accounting and the cumulative foreign exchange loss in equity will be immediately reclassified to statement of profit or loss.
32.4   Revolving facility
On 14 October 2020, Manchester United Football Club Limited, a wholly owned subsidiary of Manchester United plc, entered into a new revolving facility agreement of up to £50 million with an interest rate of LIBOR plus a fixed margin per annum. The new revolving facility agreement has a maturity date of 4 July 2025.
The obligations of Manchester United Football Club Limited under the new revolving facility agreement are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. The general covenants under the new revolving facility agreement are consistent with the existing revolving facilities agreement.
33   Related party transactions
Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 7.75% (2019: 7.44%) of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 97.19% (2019: 97.07%) of the voting power of our outstanding capital stock.

Notes to the consolidated financial statements (Continued)
34   Subsidiaries
The Group’s subsidiaries at 30 June 2020 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.
Name of entity	Principal activity	% of ownership interest
Red Football Finance Limited*	Finance company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Finance company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Retail company	100

*
Direct investment of Manchester United plc, others are held by subsidiary undertakings.

All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated and operates in the Cayman Islands and RAML USA LLC which is incorporated in the state of Delaware in the United States. The registered office or principal executive office of all the above, with the exception of RAML USA LLC, is Sir Matt Busby Way, Old Trafford, Manchester, M16 0RA, United Kingdom. The registered office of RAML USA LLC is Corporation Trust Centre, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, USA.
35   Additional information—Financial Statement Schedule I
Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2020 exceeded the 25% threshold.
As of 30 June 2020, the Group had total borrowings of £525.6 million (2019: £511.2 million). As described in note 25 above, the Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there

Notes to the consolidated financial statements (Continued)
35   Additional information—Financial Statement Schedule I (continued)
is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2020, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.
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
As of 30 June 2020, 2019 and 2018 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.
During the year ended 30 June 2020, cash dividends equivalent to $0.18 (2019: $0.18; 2018: $0.18) per share were declared and paid by the Company. The pounds sterling equivalents were £0.14 (2019: £0.14; 2018: £0. 13) per share.
Condensed statement of profit or loss of the Company
	Year ended 30 June
	2020 £’000	2019 £’000	2018 £’000
Operating expenses	(2,964)	(3,455)	(3,423)
Income from shares in group undertakings	44,534	23,326	21,982
Finance income	82	—	—
Profit before income tax	41,652	19,871	18,559
Income tax expense	(9)	—	—
Profit for the year	41,643	19,871	18,559
There were no items of other comprehensive loss or income in the years ended 30 June 2020, 2019 or 2018 and therefore no statement of comprehensive income has been presented.

Notes to the consolidated financial statements (Continued)
35   Additional information—Financial Statement Schedule I (continued)
Condensed balance sheet of the Company
	As of 30 June
	2020 £’000	2019 £’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Other receivables	1,197	1,108
Cash and cash equivalents	197	116
	1,394	1,224
Total assets	320,659	320,489
EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	—
Retained earnings	264,282	245,050
	311,852	313,925
Current liabilities
Other payables	8,807	6,564
	8,807	6,564
Total equity and liabilities	320,659	320,489

Notes to the consolidated financial statements (Continued)
35   Additional information—Financial Statement Schedule I (continued)
Condensed statement of changes in equity of the Company
	Share capital £’000	Share premium £’000	Treasury shares £’000	Retained earnings £’000	Total equity £’000
Balance at 1 July 2017	53	68,822	—	248,314	317,189
Profit for the year	—	—	—	18,559	18,559
Total comprehensive income for the year	—	—	—	18,559	18,559
Equity-settled share based payments	—	—	—	2,915	2,915
Dividends paid	—	—	—	(21,982)	(21,982)
Balance at 30 June 2018	53	68,822	—	247,806	316,681
Profit for the year	—	—	—	19,871	19,871
Total comprehensive income for the year	—	—	—	19,871	19,871
Equity-settled share based payments	—	—	—	699	699
Dividends paid	—	—	—	(23,326)	(23,326)
Balance at 30 June 2019	53	68,822	—	245,050	313,925
Profit for the year	—	—	—	41,643	41,643
Total comprehensive income for the year	—	—	—	41,643	41,643
Acquisition of treasury shares	—	—	(21,305)	—	(21,305)
Equity-settled share based payments	—	—	—	818	818
Dividends paid	—	—	—	(23,229)	(23,229)
Balance at 30 June 2020	53	68,822	(21,305)	264,282	311,852

Notes to the consolidated financial statements (Continued)
35   Additional information—Financial Statement Schedule I (continued)
Condensed statement of cash flows of the Company
	Year ended 30 June
	2020 £’000	2019 £’000	2018 £’000
Cash flows from operating activities
Profit before income tax	41,652	19,871	18,559
Adjustments for:
Non-cash employee benefit expense–equity-settled share-based payments	818	699	2,915
Foreign exchange (gains)/losses on operating activities	(102)	(37)	114
Changes in working capital:
Other receivables	(89)	206	(191)
Other payables	2,243	2,326	517
Tax paid	(9)	—	—
Net cash inflow from operating activities	44,513	23,065	21,914
Cash flows from financing activities
Acquisition of treasury shares	(21,305)	—	—
Dividends paid	(23,229)	(23,326)	(21,982)
Net cash outflow from financing activities	(44,534)	(23,326)	(21,982)
Net decrease in cash and cash equivalents	(21)	(261)	(68)
Cash and cash equivalents at beginning of year	116	340	522
Exchange gains/(losses) on cash and cash equivalents	102	37	(114)
Cash and cash equivalents at end of year	197	116	340
The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.
	2020 £’000	2019 £’000	2018 £’000
IFRS profit/(loss) reconciliation:
Parent only–IFRS profit for the year	41,643	19,871	18,559
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(64,876)	(990)	(56,188)
Consolidated IFRS (loss)/profit for the year	(23,233)	18,881	(37,629)
IFRS equity reconciliation:
Parent only–IFRS equity	311,852	313,925	316,681
Additional profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	39,380	101,277	110,423
Consolidated–IFRS equity	351,232	415,202	427,104

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Manchester United plc (Registrant)
Date: 23 October 2020	By:	/s/ Edward Woodward Name: Edward Woodward Title: Executive Vice Chairman