Form 20-F
period 2022-06-30
Manchester United plc
filed 2022-09-23
CIK 1549107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2022
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

Richard Arnold

Chief Executive Officer

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

54,537,360 Class A ordinary shares

110,207,613 Class B ordinary shares

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
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

In addition to the Survey, this Annual Report references the following industry publications and third-party studies:

●	television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2021/22 season (the “Futures Data”); and
●	a paper published by AT Kearney, Inc. in 2014 entitled “Winning in the Business of Sports” (“AT Kearney”).

SELECTED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including statement of profit or loss data, other data and balance sheet data) presented as of and for the years ended 30 June 2022, 2021, 2020, 2019 and 2018 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of and for the years ended 30 June 2019 and 2018 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2022 and 2021 and for the years ended 30 June 2022, 2021 and 2020 have been included elsewhere in this Annual Report.

Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2022	2021	2020	2019	2018

Statement of profit or loss data:	(£’000, unless otherwise indicated)
Revenue from contracts with customers (1)	583,201	494,117	509,041	627,122	589,758
Analyzed as:
Commercial revenue	257,820	232,205	279,044	275,093	275,835
Broadcasting revenue	214,847	254,815	140,203	241,210	204,137
Matchday revenue	110,534	7,097	89,794	110,819	109,786
Operating expenses — before exceptional items	(667,828)	(538,424)	(522,204)	(583,337)	(562,089)
Analyzed as:
Employee benefit expenses	(384,141)	(322,600)	(284,029)	(332,356)	(295,935)
Other operating expenses	(117,911)	(76,467)	(92,876)	(108,977)	(117,019)
Depreciation and impairment	(14,314)	(14,959)	(18,543)	(12,850)	(10,755)
Amortization	(151,462)	(124,398)	(126,756)	(129,154)	(138,380)
Operating expenses — exceptional items	(24,692)	—	—	(19,599)	(1,917)
Total operating expenses	(692,520)	(538,424)	(522,204)	(602,936)	(564,006)
Operating (loss)/profit before profit on disposal of intangible assets	(109,319)	(44,307)	(13,163)	24,186	25,752
Profit on disposal of intangible assets	21,935	7,381	18,384	25,799	18,119
Operating (loss)/ profit	(87,384)	(36,926)	5,221	49,985	43,871
Finance costs	(85,915)	(36,411)	(27,391)	(25,470)	(24,233)
Finance income	23,676	49,310	1,352	2,961	6,195
Net finance (costs)/income	(62,239)	12,899	(26,039)	(22,509)	(18,038)
(Loss)/profit before income tax	(149,623)	(24,027)	(20,818)	27,476	25,833
Income tax credit/(expense)(2)	34,113	(68,189)	(2,415)	(8,595)	(63,462)
(Loss)/profit for the year(1)/(2)	(115,510)	(92,216)	(23,233)	18,881	(37,629)

Weighted average number of ordinary shares (thousands)	163,001	162,939	164,253	164,526	164,195
Diluted weighted average number of ordinary shares (thousands)(3)	163,001	162,939	164,253	164,666	164,195
Basic (loss)/earnings per share (pence) (1)/(2)	(70.86)	(56.60)	(14.14)	11.48	(22.92)
Diluted (loss)/earnings per share (pence) (1)/(2)/(3)	(70.86)	(56.60)	(14.14)	11.47	(22.92)
(1)Revenue for the years ended 30 June 2021 and 30 June 2020 was significantly impacted by the COVID-19 pandemic and governmental measures to manage the spread of the disease.

v

For the year ended 30 June 2022, the Old Trafford Stadium, Museum and Stadium Tour and Megastore operations were open to visitors throughout and all matches in the year operated at full capacity. This resulted in a significant increase in Matchday revenue in the year, compared to the year ended 30 June 2021 in which all but one match was played behind closed doors. Commercial revenue also increased in the year as a result of new sponsorship agreements, such as our training kit agreement with Tezos that began in February 2022, as well as the return of fans to the Manchester United Megastore. These increases were partially offset by a decrease in Broadcasting revenue as a result of fewer games being played in the period with the prior year including the impact of completing the COVID-19 affected 2019/20 season, as well as increased operating expenses due to increased investment in the first team playing squad. Accordingly, this resulted in a loss for the year ended 30 June 2022 and basic and diluted loss per share.

For the year ended 30 June 2021, the Old Trafford Stadium, Museum and Stadium Tour operations remained closed to visitors throughout the financial year until part way through the fourth fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for the final home match of the season. All matches prior to this were played behind closed doors. Furthermore, the first team’s pre-season tour, scheduled for the start of fiscal 2021, had to be cancelled due to travel restrictions and the Old Trafford Megastore was closed for parts of the year due to government-imposed restrictions. The impact of the above is a reduction in Matchday and Commercial revenues for the year ended 30 June 2021. This was partially offset by increased Broadcasting revenues due to the men’s first team’s participation in the UEFA Champions League, strong performance in both the Premier League and the UEFA Europa League, and the impact of completing the 2019/20 domestic and UEFA competitions at the start of fiscal 2021 as well as a decrease in other operating expenses due to reduced business activity as a result of COVID-19. The Group did not rely on the government furlough scheme available during the COVID-19 pandemic. Accordingly, the above resulted in a loss for the year ended 30 June 2021 and basic and diluted loss per share.

(2)During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25%, effective April 2023, was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11.2 million in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, in the year ended 30 June 2021, the US deferred tax asset was written down on the basis it was no longer expected to give rise to a future economic benefit. This resulted in a non-cash deferred tax charge of £66.6 million in the year ended 30 June 2021. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

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

(3)For the years ended 30 June 2022, 2021, 2020 and 2018, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the year ended 30 June 2019, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2022	2021	2020	2019	2018

Other data:	(£’000, unless otherwise indicated)
Commercial revenue	257,820	232,205	279,044	275,093	275,835
Analyzed as:
Sponsorship revenue	147,881	140,209	182,709	173,010	172,982
Retail, merchandising, apparel & products licensing revenue	109,939	91,996	96,335	102,083	102,853

Dividends declared per share ($)	0.27	0.09	0.18	0.18	0.18
Dividends declared per share (£ equivalent)	0.21	0.07	0.14	0.14	0.13

	As of 30 June
	2022	2021	2020	2019	2018

Balance sheet data:	(£’000)
Cash and cash equivalents	121,223	110,658	51,539	307,637	242,022
Total assets	1,293,665	1,260,310	1,383,466	1,496,525	1,545,744
Total liabilities	1,166,157	987,798	1,032,234	1,081,323	1,118,640
Total equity	127,508	272,512	351,232	415,202	427,104

We define Adjusted EBITDA as (loss)/profit for the year before depreciation and impairment, amortization, profit on disposal of intangible assets, exceptional items, net finance income/costs, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of our intangible assets and exceptional items), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes).

Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.

The following is a reconciliation of (loss)/profit for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2022	2021	2020	2019	2018

	(£’000)
(Loss)/profit for the year	(115,510)	(92,216)	(23,233)	18,881	(37,629)
Adjustments:
Tax (credit)/expense	(34,113)	68,189	2,415	8,595	63,462
Net finance costs/(income)	62,239	(12,899)	26,039	22,509	18,038
Profit on disposal of intangible assets	(21,935)	(7,381)	(18,384)	(25,799)	(18,119)
Exceptional items(a)	24,692	—	—	19,599	1,917
Amortization	151,462	124,398	126,756	129,154	138,380
Depreciation and impairment	14,314	14,959	18,543	12,850	10,755
Adjusted EBITDA	81,149	95,050	132,136	185,789	176,804
(a)See Notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.

	Twelve months ended 30 June
	2022	2021		2020	2019	2018
	2021/22 Season	2020/21 Season	2019/20 carryover	2019/20 Season	2018/19 Season	2017/18 Season
Home games played(4):
Premier League	19	19	3	16	19	19
European Games	4	7	1	4	5	4
Domestic Cups	3	4	—	4	2	3

Away games played(4):
Premier League	19	19	3	16	19	19
European Games	4	8	2	5	5	5
Domestic Cups	—	4	1	6	3	6

Total games played(4):
Premier League	38	38	6	32	38	38
European Games	8	15	3	9	10	9
Domestic Cups	3	8	1	10	5	9
(4)As a direct consequence of COVID-19, and the resulting government-imposed restrictions, all Premier League, FA Cup and UEFA Europa League matches were suspended beginning 13 March 2020. The Premier League and FA Cup resumed in June 2020 and completed in July 2020 and August 2020 respectively. The UEFA Europa League resumed and completed in August 2020. The temporary postponement of all competitions resulted in four home and six away matches relating to 2019/20 competitions being played at the start of the 2020/21 financial year. This includes three home and three away Premier League matches, the FA Cup semi-final, one Europa League home match and the Europa League single-leg quarter-final and semi-final. From June 2020 until mid-May 2021, all matches were played behind closed doors. The final home match of the 2020/21 season and the UEFA Europa League final were played with fans in attendance at a reduced capacity.

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

We continue to closely monitor the impact of the COVID-19 pandemic on all aspects of our business, including how it will impact our commercial and Matchday operations, our sponsorship and credit agreements, and our employees, fans, sponsors, customers and suppliers. COVID-19 had a significant adverse impact on our reported results for the year ended 30 June 2021. The impact was primarily due to a reduction in commercial and Matchday revenues following the cancellation of the first team’s pre-season tour at the start of fiscal 2021 due to travel restrictions, COVID-19 related variations and all matches prior to the final home match of the season played behind closed doors in line with regulatory and organizational mandates set forth by governing bodies. Fans were welcomed back to the Old Trafford stadium at a reduced capacity of 10,000 for the final home match of the season. Further, Museum and Stadium Tour operations remained closed to visitors throughout the financial year until part way through the fourth fiscal quarter and the Old Trafford Megastore was closed for part of the year due to government- imposed restrictions. For the year ended 30 June 2022, the Old Trafford Stadium, Museum and Stadium Tour and Megastore operations were open to visitors throughout and all matches in the year operated at full capacity. However, there can be no certainty that the currently lifted UK government-imposed restrictions and present full capacity at Old Trafford stadium will continue. The nature of the pandemic, including as a result of variants, may result in government restrictions being re-imposed in the future or reduced fan attendance based on individuals’ risk tolerance. The extent to which our operations may be impacted by the COVID-19 pandemic will depend largely on future developments including, without limitation, continuation of matches played in front of a crowd and at full capacity, which are highly uncertain and cannot be accurately predicted. The continued impact from the COVID-19 outbreak, including from variants, and actions by government authorities to contain the outbreak or treat its impact may further impact our operations. As such, we are unable to predict with certainty the ultimate further impact that COVID-19 may have on our business, future results of operations, financial position or cash flows. We are also unable to predict with certainty the impact that COVID-19 may continue to have on our fans, sponsors, customers, and suppliers; however, any material effect on these parties could negatively impact us. In addition, if there is a future resurgence of COVID-19, the negative impacts on our business may be exacerbated. If we are unable to sufficiently manage and mitigate the strategic and operational impact of COVID-19, in the short- and medium-term, the future results of our business may be materially negatively impacted. Though we continue to monitor the COVID-19 pandemic closely, this situation is changing rapidly and additional impacts may arise that we are not aware of currently. Moreover, to the extent that the COVID-19 pandemic harms our business and operations, many of the other risks described in this “Risk Factors” section should be interpreted as heightened risks.

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

We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our men’s first team and youth academy, as well as coaching staff, is critical to our men’s first team’s success in league and cup competitions, increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of our men’s first team could adversely affect our ability to attract and retain coaches and players. Further, in 2020, the United Kingdom formally left the EU and as a result we are no longer able to rely on European regulations relating to the movement of players between the United Kingdom and the European Economic Area (“EEA”). See “—The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.” In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

We are dependent upon the performance and popularity of our men’s first team.

Our revenue streams are driven by the performance and popularity of our men’s first team. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our men’s first team’s participation and performance in these competitions. Our men’s first team’s performance can affect all four of our revenue streams:

●	sponsorship revenue through sponsorship relationships;
●	retail, merchandising, apparel & product licensing revenue through product sales;
●	Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europa League/Europa Conference League distributions and MUTV distribution through linear and digital platforms; and
●	Matchday revenue through ticket sales.

Our men’s first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men’s first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League, the Europa League or the Europa Conference league.

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

Our Commercial revenue for each of the years ended 30 June 2022, 2021 and 2020 represented 44.2%, 47.0% and 54.8% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including sportswear, remote connectivity software, blockchain, spirits, automotive, hotels, betting and kitchen and bathroom fixtures and generators, which typically have contract terms of two to five years.

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

The underlying probability of being unable to renew or replace key contracts on similar or more favorable terms, or to partner with additional sponsors, has increased as the impact of COVID-19 and other economic pressures are felt across the global economy. As a result, there may be a shift in focus for the majority of companies in the short- to medium-term, as these companies reduce perceived “excess” spend on marketing in favor of protecting the operational and financial stability of the entity. See “—The COVID-19 pandemic has had, and may continue to have, a material impact on our business, results of operations, financial position and cash flows.”

Negotiation, pricing and terms of key media contracts are outside of our control and those contracts may change in the future.

For each of the years ended 30 June 2022, 2021 and 2020, 65.3%, 67.5% and 80.3% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 31.4% 29.0% and 12.0% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and the Union of European Football Associations (“UEFA”) respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

In addition, although an agreement has been reached for the sale of Premier League broadcasting rights through the end of the 2024/25 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2023/24 football season, future agreements may not maintain our current level of Broadcasting revenue. Furthermore, existing broadcasting agreements have been and may continue to be, and future broadcasting agreements may also be, adversely impacted as a result of the COVID-19 pandemic. See “—The COVID-19 pandemic has had, and may continue to have, a material impact on our business, results of operations, financial position and cash flows.”

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

As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights, for example, for the United Kingdom would be construed as covering the entire EEA (as long as the United Kingdom remains subject to EU law). The European Parliament and the Council subsequently turned the draft Regulation on Online Transmissions into a Directive, including substantial amendments limiting the country of origin principle. As a result, the country of origin principle will apply to radio broadcasts, but not to television broadcasts of sports events. In parallel, the revised Copyright Directive has inter alia strengthened the position of rights owners by making online platforms responsible for taking certain actions against user-uploaded content which violates copyright. Both Directives were adopted in April 2019. The deadline for implementation of both Directives was 7 June 2021. As at 19 May 2022, a number of Member States have still not implemented the Directives into national law including (in relation to the Online Transmissions Directive) Bulgaria, Cyprus, Greece, Ireland, Latvia, Poland, Portugal, Slovenia, Slovakia and Finland, and (in relation to the Copyright Directive), Belgium, Bulgaria, Cyprus, Denmark, Greece, France, Latvia, Poland, Slovenia, Slovakia, Finland and Sweden). All other Member States have implemented both Directives into national law.

In addition, also as part of the DSM initiative, the European Parliament and the Council adopted on 6 November 2018, a revision of the Audiovisual Media Services. The deadline for transposition into national law was 19 September 2020. As at 3 August 2022, all member states other than the Czech Republic, Ireland, Slovakia had notified the EC of its implementation into law. This Directive applies to traditional TV broadcasters, with the revision inter alia extending the scope for some provisions to also cover video-sharing platforms. The revision has not affected Article 14 on the possibility of national measures ensuring the non-exclusive broadcast of events of major importance for society.

Finally, as part the DSM initiative and following stakeholder consultations, on 15 December 2020, the EC proposed two legislative initiatives to upgrade rules governing digital services in the EU: the Digital Services Act (“DSA”) and the Digital Markets Act (“DMA”). The DSA seeks to update the rules concerning e-commerce, for instance, by providing for enforceable obligations and increased accountability rules for all digital services that connect consumers to goods, services, or content, in relation to, for example, users’ safety and trust, harmful/illegal online content, content moderation and removal, and advertisement targeting. These rules would be enforced by designated national competent authorities. The DMA, which would be enforced by the EC, seeks to address market imbalances associated with large online platforms acting as gatekeepers, defined under certain criteria. To this end, the DMA foresees obligations on their daily operations, for example, by enabling transparency for advertisers, ensuring interoperability with competing third-party software in certain cases, and prohibiting gatekeepers to block users from un-installing software or apps. In contrast, the EC will not pursue separately the possible introduction of a broader ex ante new competition tool addressing structural competition problems in a timely and effective manner. The EU reached political agreement on the DMA in March 2022 and the DSA in April 2022. The European Parliament and Council of Ministers each approved the DMA in July 2022. The European Parliament approved the DSA in July 2022, and approval by the Council of Ministers is likely to follow in September 2022. Both Acts will come into force 20 days after publication in the Official Journal. The DSA will be directly applicable across the EU on 1 January 2024, or 15 months after coming into force if later. The DMA will be directly applicable 6 months after coming into force.

European competitions cannot be relied upon as a source of income.

Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue related to European competitions was £75.0 million, £73.8 million and £20.9 million for each of the years ended 30 June 2022, 2021 and 2020, respectively. As a result of our men’s first team performance during the 2021/22 season, our men’s first team will participate in the 2022/23 Europa League rather than the Champions League.

In addition, our participation in the Champions League, Europa League or Europa Conference League may be influenced by other factors beyond our control. For example, the number of places in each European competition available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our men’s first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our men’s first team to qualify for European competition in future seasons.

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

In May 2022, UEFA announced a new format for the Champions League which will begin in the 2024/25 season. This format sees the number of participating teams increased from 32 to 36 with the number of Group Stage matches increasing from 6 to 8. The new format provides scope for one more place for an English club in the competition dependent on the collective performance of clubs from that nation in the previous season. Two places in the competition will be allocated in this manner, one to each nation that performed best collectively in the preceding season. In addition, UEFA Club Competitions SA (“UCC SA”) was established by UEFA to advise and make recommendations to UEFA on strategic business matters and opportunities concerning club competitions. Half of the administration board is appointed by UEFA and the other half by the ECA.

In December 2018, UEFA approved the introduction of a third UEFA club competition to run alongside both the Champions League and Europa League. The competition, known as the UEFA Europa Conference League (“Europa Conference League”), commenced in 2021/22. The competition does not have an impact on the Champions League but does reduce the number of teams competing in the Europa League from 48 teams to 32. This results in three competitions being held with 32 teams competing in each, compared to the previous structure of 32 teams in the Champions League and 48 teams in the Europa League. The winner of the new competition will be entitled to enter the following season’s UEFA Europa League group stage. England’s overall access quota remains unchanged, but the quota now applies across the three UEFA competitions. The top four clubs from the four top-ranked UEFA national associations still automatically qualify for the Champions League group stage. The team finishing in fifth position in the Premier League and the FA Cup winners will qualify for the Europa League group stage, unless the FA Cup winners finish in positions one to five in the Premier League, in which case the team finishing in sixth position will also qualify for the Europa League group stage. The EFL Cup winners will qualify for the Europa Conference League play-offs unless they have already qualified for the Champions League or Europa League, in which case the team finishing in sixth position (or seventh position if the sixth has already qualified for the Champions League or Europa League) will take their place. Financial distribution methods for the Champions League and the Europa League remain unchanged.

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

In the future, we may enter into additional arrangements permitting third parties to use our brand and trademarks. The steps we take to carefully select our partners may not lead to successful arrangements. Our partners may fail to fulfill their obligations under their agreements or have interests that differ from or conflict with our own. For example, we are dependent on our sponsors and commercial partners to effectively implement quality controls over products using our brand and/or trademarks. The inability of such sponsors and commercial partners to meet our quality standards, including as a result of the COVID-19 pandemic and other economic pressures, could negatively affect consumer confidence in the quality and value of our brand, which could result in lower product sales. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2021/22, 2020/21 and 2019/20 seasons, we played 26, 34 and 24 home matches respectively and our Matchday revenue was £110.5 million, £7.1 million and £89.8 million for the years ended 30 June 2022, 2021 and 2020, respectively. Matchday revenue for the years ended 30 June 2021 and 30 June 2020 was significantly impacted by the COVID-19 pandemic. For the year ended 30 June 2021, 33 of our 34 home matches were played behind closed doors. Fans were in attendance for the final home match of the season at a reduced capacity in line with government guidelines. For the year ended 30 June 2020, government-imposed restrictions from mid-March 2020 resulted in the deferral of a number of matches to the 2020/21 financial year, as well as all remaining matches being played behind closed doors. We returned to full capacity for the entirety of the 2021/22 season. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance, including as a result of the COVID-19 pandemic and related regulations to contain it, could continue to have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow. See “—The COVID-19 pandemic has had, and may continue to have, a material impact on our business, results of operations, financial position and cash flows.”

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

As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT systems or other third-party systems utilized in our operations. We experience cyber-attacks and other security incidents of varying degrees from time to time. For example, we experienced such an attack in or about November 2020, which resulted in certain non-consumer data being compromised and the disruption of our enterprise systems and applications, prior to restoration of secure computing operations. In response to the attack, we have implemented further controls and planned for and taken other preventative actions to further strengthen our systems against future attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following any past or future attacks will be successful. A cyber-attack could disable the information technology systems we use or depend on to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See “—We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we, or third party providers on which we rely, currently have in place or that may be implemented in the future will be successful in preventing or mitigating the harm from such attacks.

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

We maintain contact with, and provide entertainment to, our global follower base through a number of digital and other media channels, including the internet, mobile services and applications, and social media. While we have attracted a significant number of followers to our digital media assets, including our website and mobile application, the associated future revenue and income potential is uncertain. You should consider our business and prospects in light of the challenges, risks and difficulties we may encounter in this new and rapidly evolving market, including:

●	our ability to retain our current global follower base, build our follower base and increase engagement with our followers through our digital media assets, particularly those on third-party digital media platforms;
●	our ability to enhance the content offered through our digital media assets and increase our subscriber base;
●	our ability to effectively generate revenue from interaction with our followers through our digital media assets;
●	our ability to attract new sponsors and advertisers, retain existing sponsors and advertisers and demonstrate that our digital media assets will deliver value to them;
●	our ability to develop our digital media assets in a cost-effective manner and operate our digital media services profitably and securely;
●	our ability to identify and capitalize on new digital media business opportunities; and
●	our ability to compete with other sports and other media for users’ time.

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

In addition to the above, for the period ending 31 December 2022, the Fédération Internationale de Football Association (“FIFA”) has confirmed that it will provide insurance coverage for loss of wages (temporary disablement), subject to a maximum period of 365 days (excluding the first 28 days) and a cap of €7.5 million per claim per player, paid by the club to our players subsequent to an injury incurred while playing for their senior national team in a match played under the FIFA international match calendar. This includes any claims arising from the 2022 World Cup and the 2022 Women’s European Championship, both of which occur in the current policy period. Neither FIFA nor national football associations are obliged to provide accidental death or permanent disablement insurance coverage for players while on international duty. These terms are subject to review when the policy is due for renewal.

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

Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. We incurred foreign exchange losses in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £58.7 million in the year ended 30 June 2022, as well as £4.4 million in the year ended 30 June 2020. In the year ended 30 June 2021, we recorded a gain of £48.0 million. For the years ended 30 June 2022, 2021 and 2020 approximately 11.6%, 15.0% and 3.3% of our total revenue was generated in Euros, respectively, and approximately 13.7%, 9.0% and 22.9% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates and the impact of the COVID-19 pandemic may result in further volatility.

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

We are subject to diverse laws and regulations relating to data privacy and security, including the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation and the UK Data Protection Act 2018 and, in the EEA, Regulation 2016/679, known as the EEA General Data Protection Regulation. In key jurisdictions where we operate, including China, Singapore and Thailand, new global privacy rules are being enacted and existing ones are being updated and strengthened. We are likely to be required to expend significant capital and other resources to ensure ongoing compliance with these laws and regulations.

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

In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on electronic marketing are currently set out in the ePrivacy Directive (which is implemented in the United Kingdom by the Privacy and Electronic Communications Regulations; this remains in force following the United Kingdom’s departure from the European Union), which requires informed consent for the placement of a cookie or similar technologies on a user’s device and for certain direct electronic marketing. The regime also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology, and non-compliance with marketing and cookies laws could lead to litigation, regulatory investigations, enforcement notices or monetary penalties. Further regulation or more stringent enforcement of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them.

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

For each of the years ended 30 June 2022, 2021 and 2020, Broadcasting revenue constituted 36.8%, 51.6% and 27.6%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US, UK or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow. For example, on August 16, 2022, President Biden signed into law the Inflation Reduction Act, which introduced a corporate minimum tax that would be imposed on certain corporations at a 15% rate and an excise tax of 1% that would, in some cases, be imposed on stock buybacks and stock redemptions by corporations. These changes could impact our tax liabilities and the recognition of the US deferred tax asset in the future, among other impacts. The Internal Revenue Service or other authorities may also issue regulations or other guidance in the future that could modify how these taxes or other provisions of the Inflation Reduction Act will be applied. In addition, other changes to the US federal tax law have also been proposed from time to time; however, it is not yet clear if or what additional changes will be made or when, or what impact any such changes will have on us.

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

Business interruptions due to natural disasters, terrorist incidents and other events, such as the COVID-19 pandemic or any other pandemic, epidemic or outbreak of an infectious disease, could adversely affect us and Old Trafford.

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

The safety, health, and well-being of all our employees and customers is fundamental to delivering sustainable and positive economic performance. We are obligated to comply with various rules and conditions imposed by government and regulatory bodies, including but not limited to those set out by the Sports Ground Safety Authority (SGSA), ISO 45001: 2018 certification (Health & Safety Management Standard), fire safety measures and our requirement to maintain compliance with COVID-19 protocols on both matchday and non-matchday. Any incident involving non-compliance with respect to health and safety could potentially not only affect staff but also others at the stadium including contractors, fans and visitors. Depending on the severity of the non-compliance and the impact on those affected parties, this could lead to possible accident or injury claims, fines, damage to the brand and reputation and prosecution, any of which could materially and adversely affect our business, results of operations, financial condition and cash flow. In an effort to mitigate these risks, we have dedicated significant resources to establishing health and safety operational policies and procedures, ongoing employee training protocols, and both monthly/annual compliance and affirmation reporting obligations. Incidents involving non-compliance may still occur despite our efforts, and it is possible that these and any similar actions we may take in the future to mitigate these risks may divert resources away from our revenue-generating activities without yielding a corresponding benefit.

Risks Related to Our Industry

An economic downturn or other adverse economic conditions may harm our business.

Economic downturns and other adverse conditions in the United Kingdom and markets globally, including the current economic downturn and adverse conditions caused by the COVID-19 pandemic and other economic pressures, have negatively affected, and any further downturns or other adverse conditions that occur in the future may also negatively affect, our operations. Our Matchday and Broadcasting revenue in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial revenue is contingent upon the expenditures of businesses across a wide range of industries. Any economic downturn or other deterioration in economic conditions, such as inflation, slower growth, unemployment levels, credit availability, fuel prices, interest rates, tax rates, trade relations and regulations, or other factors, whether resulting from geopolitical issues and uncertainty, the impact of pandemics, epidemics or other outbreaks of infectious disease, or any number of other conditions or events outside of our control, are likely to have a negative impact on consumer and corporate discretionary spending and otherwise lead companies in affected industries to cut costs in response to these changed circumstances. As a result, any economic downturn or other weakening in economic conditions could cause a reduction in our Commercial revenue, as well as our Broadcasting and Matchday revenue, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.

The United Kingdom formally withdrew from the EU on 31 January 2020 and entered into a transition period which ended on 31 December 2020. While a number of significant agreements were ratified during the transitional period or shortly thereafter, there remains a degree of political and economic uncertainty regarding whether the terms of these new relationships will differ materially from the terms prior to withdrawal.

These developments may continue to impact the economic outlook of the EU and the United Kingdom, and associated global implications remain uncertain. Lack of clarity about future UK laws and regulations could decrease foreign direct investment in the United Kingdom, increase costs, depress economic activity and restrict our access to capital and could have a material adverse effect on our business, results of operations, financial condition, cash flow and the price of our Class A ordinary shares.

Furthermore, following the departure of the United Kingdom from the EU, there are greater restrictions on the movement of players (and football technical staff including Head Coaches) between the United Kingdom and EU member states, and other increased regulatory complexities. Any EU resident player or technical staff that the club is seeking to employ must now be granted a Governing Body Endorsement (“GBE”) from The Football Association. The FA will grant a GBE automatically if certain “auto-pass” criteria are met which for players is based on their record of senior international appearances, typically reviewed over a 2-year period and the auto-pass thresholds being determined by the FIFA ranking of the player’s national association. If the player does not meet the auto-pass threshold, a points system based on a number of football-related criteria (in addition to senior international appearances) is used to determine whether a GBE will be granted.

In addition to EU resident football players now requiring a GBE (similar to other workers not entitled to work in the UK), the departure of the United Kingdom means we are no longer able to rely on the exemption that permits the transfer of players between the ages of 16 and 18 within the territory of the EU or the EEA (subject to the satisfaction of certain conditions) as an exception to the FIFA rules which prohibit the international transfer of players under the age of 18 (subject to certain limited exceptions).

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

We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations cash outflow over the last five years has been £120.4 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA, Premier League and FIFA regulations could negatively affect our business.

As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. Clubs participating in UEFA club competitions are subject to the UEFA Club Licensing and Sustainability regulations. Breaches in the rules may result in, among other things, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Participating clubs were previously subject to Financial Fair Play (“FFP”) regulations where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development, women’s team and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors. Breaches have resulted in clubs being punished by way of significant fines and even exclusion from UEFA club competitions. The rules have been amended, effective from 1 July 2022, to include a squad cost rule, with the existing “break-even” rule remaining in place. The new regulations will see clubs subject to squad cost controls for the first time. The cost control rule restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues. Revenue includes operating revenue and an average of the previous 36 months of player trading result. The gradual implementation will see the percentage at 90% in 2023/24, 80% in 2024/25, and 70% from 2025/26 onwards.

The Premier League also operates under regulations that aim to promote sustainability through profitability. The Premier League Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA’s regulations. Our most recent submission was based on the fiscal years ended 30 June 2021 and 2020 and provided a positive result. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations.

There is a risk that application of the UEFA Financial Sustainability regulations and Premier League Profitability and Sustainability Rules could have a material adverse effect on the performance of our men’s first team and our business, results of operations, financial condition and cash flow.

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

Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of Broadcasting revenue. FIFA is currently going through a process of reforming the regulations which govern the transfer of player registrations, including: (a) how clubs involved in the training of a professional player are compensated for their contribution to the development of that player when that player’s registration is transferred from one club to another; (b) the transfer of players on a temporary basis (so-called player loans); and (c) the activities and remuneration of intermediaries (so-called football agents) with respect to player transfers. It is possible that this regulatory reform will impact our ability to acquire players and/or increase our costs with respect to the recruitment and retention of players. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income and changes to the relegation structure of English football. In addition, rules designed to promote the development of local players, such as the Home-Grown Player Rule, which requires each Premier League club to include at least eight “home grown” (i.e., players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our men’s first team.

Changes in the format of the league and cup competitions in which our men’s first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

Changes in the wider regulatory framework for English football could impact our business, following the Fan-led Review of Football Governance initiated by the UK Government in April 2021. Preliminary findings from the Review were published in July 2021 and included a recommendation for the creation of an Independent Regulator for English Football, established by legislation, to take over some responsibilities currently held by the FA. It was proposed that such a body would likely oversee matters, including financial regulation, corporate governance and ownership. In April 2022, the UK Government indicated their intention to introduce an independent regulator and consultations on this matter are ongoing.

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

As of 30 June 2022, we had total indebtedness of £636.1 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have effects on our business. For example, it could:

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

We are subject to interest rate risk in connection with borrowings under our revolving facilities and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to a portion of our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2022, we had £185.2 million of variable rate indebtedness outstanding under our secured term loan facility and £100.0 million of variable rate indebtedness outstanding under our revolving facilities. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, the interest rate benchmarks that we are subject to may change as a result of regulatory guidance and/or reform. From 1 January 2022, the GBP London Inter-bank Offered Rate (“LIBOR”) in addition to 1-week and 2-month USD LIBOR rates were replaced by SONIA (Sterling Overnight Average Index) and the Secured Overnight Financing Rate (“SOFR”) respectively and all other USD LIBOR rates will cease immediately after 30 June 2023. While the agreements governing our revolving facilities have been amended to replace LIBOR with SONIA and SOFR based rates as applicable and the secured term loan facility provides for an alternate method of calculating our interest rates in the event that a LIBOR rate is unavailable, when all remaining LIBOR rates cease to exist or when the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facility may be materially adversely affected.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of their increased voting rights, the holders of our Class B shares will be able to exert control over us and our significant corporate decisions.

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% of the voting power of our outstanding capital stock. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the vote of two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B shares may harm the value of our Class A ordinary shares, among other things:

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2022.

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

Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 2 September 2022 we had 54,537,360 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

In fiscal year 2022, we paid three cash dividends on our Class A ordinary shares and Class B ordinary shares, each of $0.09 per share. Dividends paid in the year ended 30 June 2022 amounted to $44.0 million ($0.27 per share), the pounds sterling equivalent of which was £33.6 million (£0.21 per share). The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

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

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, DXC, Kohler, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

Our global community of followers engages with us in a variety of ways:

●	Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season. In the 2020/21 season, due to COVID-19 and associated government restrictions, 33 of our 34 home games were played behind closed doors. From the start of the 2021/22 season, Old Trafford stadium welcomed back fans at full capacity and all matches in the year operated at full capacity.
●	We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 28 exhibition games in Australia, China, Ireland, Norway, Singapore, Thailand, the United States and the United Kingdom. Due to COVID-19 and competition delays resulting in the deferral of a number of 2019/20 Premier League, FA Cup and Europa League matches to July and August 2020, no promotional tour was undertaken in the summer of 2020. During the summer of 2021, as a result of the COVID-19 pandemic, we did not undertake a promotional overseas tour and instead we played four domestic games, two of which were held at Old Trafford. In the summer of 2022, we returned to a more normal pre-season schedule with promotional tours to Australia, Norway and Thailand.
●	Our customer relationship management (“CRM”) database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2022, we estimate that the CRM database holds approximately 50.0 million records.
●	As of 30 June 2022, we also had more than 220.8 million total social connections. Last year we reported a year-end figure as of 30 June 2021 of 176.1 million total social connections (a 25.4% increase). Total social connections include the following:
o	We have a very popular brand page on Facebook with approximately 75 million connections as of 30 June 2022. In comparison, the New York Yankees had just over 9 million connections and the Dallas Cowboys had approximately 8.3 million connections as of 30 June 2022.
o	As of 30 June 2022, our Twitter accounts had more than 36.2 million followers, an increase of 23.6% from 30 June 2021.
o	We have over 58.8 million followers on Instagram as of 30 June 2022, an increase of 42.7% from 30 June 2021. We continue to be the most-followed Premier League club on Instagram.
o	As of 30 June 2022, our YouTube channel had over 6 million subscribers, an increase of 46% from 30 June 2021.
o	We have developed a significant presence on TikTok, with our channel reaching 15.8 million followers following its launch in October 2020.
o	We also have a significant presence on Chinese social media. Ahead of the 2022/23 season, we launched on Chinese platform Xiaohongshu (also known as RED). We continue to be the most-followed football club on Sina Weibo, with over 11 million followers as of 30 June 2022.
●	Having launched our new ManUtd.com website in May 2018, which in August that year was followed by the launch of our first free global mobile application, focus has since turned to developing digital media opportunities in a number of key strategic areas.
●	Since 2013 we have wholly owned our in-house television network MUTV, ensuring that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our digital media strategy as we continue to develop and roll out carefully targeted new products and services. Distributed globally, MUTV enables our fans to watch our men’s first-team tour matches live, our Academy and selected women’s team matches live, as well as exclusively produced original productions and interviews with players and our team manager and the manager’s weekly press conference. Furthermore, the new app had been enhanced to better integrate our podcast offering to allow fans to listen to our podcasts as they are meant to be consumed.
●	In May 2022 we further expanded the reach of our in-house television network by incorporating MUTV into our main global application and removing the need for fans to have multiple iOS or Android apps. At the same time we brought in several new features including messaging, matchday audio streaming and providing access to our Premier League archive collection for the first time. Opening up this archive of Premier League matches has significantly enhanced our digital offering, providing fans with full access to over 1,100 games and 2,100 goals over a thirty-year period.
●	We have expanded the reach of MUTV, by launching a direct to consumer (‘D2C’) proposition on iOS, Android, AppleTV, Roku, Amazon Fire and Xbox. Our linear television network continues to be the most subscribed football channel in the United Kingdom.
●	During fiscal year 2022, according to Futures Data, our 2021/22 season games generated a cumulative audience reach of 2.9 billion viewers; thus on a per game basis our 49 games attracted an average cumulative audience reach of over 59.8 million viewers.
●	We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment – the operation of professional sports teams. However, we review our revenue through three principal sectors – Commercial, Broadcasting and Matchday.

●	Commercial: Within the Commercial revenue sector, we monetize our global brand via two revenue streams: sponsorship and retail, merchandising, apparel & product licensing.
●	Sponsorship: We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £147.9 million, £140.2 million and £182.7 million, for each of the years ended 30 June 2022, 2021 and 2020, respectively. Revenue for the years ended 30 June 2022 and 30 June 2021 was affected by the first team’s pre-season tours being impacted by COVID-19 restrictions.
●	Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £109.9 million, £92.0 million and £96.3 million for each of the years ended 30 June 2022, 2021 and 2020, respectively. Revenue for the years ended 30 June 2021 and 30 June 2020 was impacted by COVID-19 and the partial closure of the Old Trafford Megastore.

Our Commercial revenue was £257.8 million, £232.2 million and £279.0 million for each of the years ended 30 June 2022, 2021 and 2020, respectively.

Our other two revenue sectors, Broadcasting and Matchday, ordinarily provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the teams and expand our brand.

●	Broadcasting: We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel, we have also launched a MUTV D2C subscription mobile application which is available on iOS, Android, Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £214.9 million, £254.8 million and £140.2 million for each of the years ended 30 June 2022, 2021 and 2020, respectively. Revenue for the year ended 30 June 2021 includes the impact of ten matches related to 2019/20 competitions played at the start of fiscal 2021 following the deferral of all competitions as a result of COVID-19.
●	Matchday: We believe Old Trafford is one of the world’s iconic sports venues. It seats 74,240, inclusive of accessible platforms accommodating 556 disabled supporters, and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 24 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £110.5 million, £7.1 million and £89.8 million for each of the years ended 30 June 2022, 2021 and 2020, respectively. COVID-19 had a significant impact on Matchday revenue for the years ended 30 June 2021 and 30 June 2020. During the year ended 30 June 2021, 33 out of 34 home matches were played behind closed doors. During the year ended 30 June 2020, all competitions were suspended in mid-March 2020 and following the resumption of play in June 2020, all matches were played behind closed doors. All matches during the year ended 30 June 2022 operated at full capacity.

Total revenue for the years ended 30 June 2022, 2021 and 2020 was £583.2 million, £494.1 million and £509.0 million, respectively.

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

•

A globally recognized brand with a large, worldwide following: Our 144-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands. We enjoy the support of our worldwide community of 1.1 billion fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

•

Ability to successfully monetize our brand: The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in more emerging markets which enables us to deliver media exposure and growth to our partners in these markets.

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

•

Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, Twitter, YouTube, TikTok, Sina Weibo and others, constitute an ongoing growth opportunity. We continue to grow our dominant presence on social media. Over the 2021/22 season, we generated over 2.8 billion interactions (an increase of 72% compared to the previous season), gained 42.8 million net new followers (an increase of 24% compared to the previous season) and drew 7.3 billion video views (an increase of 145% compared to previous season). We are the most-followed Premier League club on all major social media platforms. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on ‘connected TV’ platforms – namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club’s fan base. Recent figures show that connected TV usage is highest amongst young Millennials (born 1980 - 1995) and Generation Z (born after 1995), representing a growing trend of younger audiences accessing programming on over the top (“OTT”) platforms in place of traditional linear television.

•	Seasoned management team and committed ownership: Our senior management has considerable experience and expertise in the football, commercial, media and finance industries.

Our Strategy

We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

•

Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty. We have undertaken several initiatives at Old Trafford to enhance our Matchday fan experience, revenue and profitability including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Furthermore, we have recently installed barrier seating at Old Trafford to provide a future opportunity for safe standing for fans, subject to potential legislation being passed. Our commitment to the fan experience has resulted in strong fan loyalty with over 99% average attendance for all of our Premier League games played in front of a crowd since the 1997/98 season other than the 2019/20 and 2020/21 seasons which were impacted by COVID-19 and related government regulations. Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

•

Expansion and renewal of sponsors: We are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base. During fiscal year 2022, we announced a new training shirt partnership with Tezos, as well as two other new principal partnerships, five new global partnerships and extensions to eight existing partnerships.

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

•

Exploit digital media opportunities: The rapid shift of media consumption towards digital, mobile and social media platforms presents us with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels are one of the primary methods by which we engage and transact with our fans around the world. We continue to evolve our media team’s capability to address these opportunities and deliver our strategic objectives.

We maintain a D2C subscription mobile application on iOS, Android, MUTV.com, AppleTV, Roku, Amazon Fire and Xbox which has as of May 2022 been incorporated into our main mobile application. These applications have enabled us to directly access new overseas territories and develop our fan base further domestically

The launch of MUTV D2C gave access to new demographics of the club’s fan base. Recent figures show that connected TV usage is highest amongst young Millennials (born 1985-1995) and Generation Z (born after 1995), representing a growing trend of younger audiences accessing programming on OTT platforms and services in place of traditional linear television.

We publish content on a daily basis on to the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from. Our improved media products have driven a significant increase in registrations for our App and Website, up 75% during the 2021/22 season.

In addition, the proliferation of mobile devices has resulted in a need for our content to be consumed ‘on the go’ and in real time. The official mobile application builds upon the aforementioned benefits of the new website and increases the distribution of our content. We constantly iterate and improve the functionality of the club website and club mobile application, using fan insight and data to drive improvements which ultimately enhance our engagement with our fan base. Since launch, we have reached number one in the App Store’s sports category download charts in 106 markets around the world, top 10 within the sports category in 166 markets and currently have active users in over 230 markets globally.

In addition to developing our own digital properties, we intend to leverage third-party media platforms and other social media as a means of further engaging with our fans and creating a source of traffic for our digital media assets. Our digital media offerings are in the early stages of development and present opportunities for future growth.

Further, we continue to monitor the development of emerging technologies and how we can capitalize on these to create engaging fan experiences, which, in turn, can lead to new monetization opportunities. This could be achieved through harnessing the existing expertise of our partners, as has been demonstrated with HCL’s development of our award-winning mobile application and website. Subsequent to the financial year-end, we have partnered with leading IT services company DXC as our new digital transformation partner. Across this multi-year global deal, DXC will use its expertise in digital transformation to improve the way we engage with fans through our digital platforms, including ManUtd.com and the Manchester United App by harnessing the power of data and analytics technologies.

The new partnership with DXC follows the agreement with global technology company TeamViewer to become our new principal shirt partner. Our partnership with TeamViewer provides an opportunity for us to bring our fans even closer to the team they love through ground-breaking AR solutions and remote access to Old Trafford, as well as utilizing their expertise in remote connectivity services.

The club has also signed new partners who offer new fields of expertise as seen by our multi-year training kit partnership with blockchain Tezos and are continuing to develop plans to enter the NFT space. As part of the club’s partnership with Konami, Manchester United also now operates an official esports team, which is featured in global tournaments and provides new content and engagement opportunities for our platforms.

•

Enhance the reach and distribution of our broadcasting rights: We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2022/23 will be the first year of a new three-year (2022/23 – 2024/25) Premier League broadcasting rights cycle. All seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and the final one to Amazon Prime Video, which was a new entrant in the previous cycle. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights for the new cycle represent a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. Overall growth for the new cycle is 16%. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8: 1. The international revenue growth will be allocated to merit payments, as this cap has not yet been reached, and will therefore benefit the higher placed teams.

The UEFA club competition’s three-year media rights agreement which commenced in the 2021/22 season, is worth € 3.5 billion per season, marking an increase of 9% on the previous contract. We believe these contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensures that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

COVID-19 resulted in the postponement of the 2019/20 Premier League, FA Cup and UEFA Europa League competitions with matches suspended from 13 March 2020. This resulted in the deferral of nine remaining Premier League matches, one scheduled Round of 16 Europa League match and the final matches of the FA Cup. The 2019/20 Premier League season resumed on 17 June 2020. The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in a rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate resulted in a reduction of approximately £11 million to amounts we typically would have earned. Half of the cash impact of this rebate has been deducted in the 2021/22 and season and the remaining half will be deducted in 2022/23. UEFA announced in its circular letter 75/2020 that gross revenues from the 2019/20 club competitions were adversely impacted by COVID-19 by a total amount of approximately €566 million, representing 16% of total revenues. This shortfall is being recouped against distributions to clubs who participate in their competitions over the five seasons from 2019/20 through to 2023/24. The reduction for each individual club is calculated in proportion to each individual club’s related revenue and therefore depends upon competition participation and progress. Based upon our performance in the 2021/22 UEFA competitions, we have estimated that our share of the reduction will be approximately €2.2 million compared to the amounts we believe we would have otherwise earned.

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

Our Men’s Team’s History

Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 144 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

Our current team manager, Erik ten Hag, began his role on 23 May 2022 and was appointed on a three-year contract with an option to extend for a further year. Erik ten Hag previously managed Ajax where he won the Eredivisie on three occasions, the KNVB Cup twice and reached the semi-finals of the UEFA Champions League in 2018/19.

Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Wayne Rooney, Marcus Rashford, David de Gea and Cristiano Ronaldo. The popularity of these players, our distinguished tradition and history, and the on-field success of our men’s first team have allowed us to expand the club into a global brand with an international follower base.

Our Old Trafford stadium, commonly known as “The Theatre of Dreams,” was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Currently, Old Trafford seats 74,240 supporters.

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

UEFA is a competition organizer and is responsible for the organization and regulation of cross-border football in Europe. UEFA is primarily known for its European club competitions, the Champions League, the Europa League, and the Europa Conference League. Currently the Premier League gets four teams into the Champions League, two into the Europa League and one into the Europa Conference League. The representative structures for UEFA are primarily national association-based with the FA representing English football on numerous committees.

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

Our men’s first team is led by our manager Erik ten Hag, supported by his Assistant Coaches Mitchell Van der Gaag and Steve McClaren and Football Director John Murtough. They are all supported by a team of over 225 individuals, including coaches and scouts for our men’s first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

We have 69 players under contract of whom 41 have made an appearance for our men’s first team. The remaining players may play for the youth academy teams but are being developed such that they may make it to a starting position on our men’s first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world’s best football players and maximizing our men’s first team’s chances of winning games, leagues and tournaments.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will be entitled to a compensation fee if certain conditions are satisfied. For a domestic transfer, these include conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. For an international transfer, these include conditions regarding the player’s age only. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is ordinarily a mid-season winter transfer window during the month of January, and a post-season summer transfer window spanning a maximum of twelve weeks throughout June and August. The summer 2022 transfer window began on 10 June 2022 and ran through until 1 September 2022.

Our players enter into contracts with us that follow a prescribed model based on FA and Premier League rules. Players on our men’s first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men’s first team players generally enter into contracts of between two and five years’ duration.

As of 2 September 2022, our men’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
David de Gea	Goalkeeper	Spanish	31	492	45
Martin Dubravka(5)	Goalkeeper	Slovakian	33	0	30
Tom Heaton	Goalkeeper	English	36	1	3
Dean Henderson(4)	Goalkeeper	English	25	29	1
Eric Bailly(4)	Defender	Ivorian	28	113	46
Diogo Dalot	Defender	Portuguese	23	70	5
Alvaro Fernandez(4)	Defender	Spanish	19	0	0
Victor Lindelof	Defender	Swedish	28	196	52
Harry Maguire	Defender	English	29	146	46
Tyrell Malacia	Defender	Dutch	22	5	5
Lisandro Martinez	Defender	Argentinian	24	5	7
Teden Mengi	Defender	English	20	2	0
Luke Shaw	Defender	English	27	215	21
Alex Telles(4)	Defender	Brazilian	29	50	6
Axel Tuanzebe	Defender	English	24	37	0
Raphael Varane	Defender	French	29	33	86
Aaron Wan-Bissaka	Defender	English	24	127	0
Brandon Williams	Defender	English	21	50	0
Carlos Casemiro	Midfielder	Brazilian	30	2	63
Amad Diallo(4)	Midfielder	Ivorian	20	9	3
Christian Eriksen	Midfielder	Danish	30	5	115
Bruno Fernandes	Midfielder	Portuguese	27	131	46
Frederico Rodrigues de Paula Santos (Fred)	Midfielder	Brazilian	29	162	27
Scott McTominay	Midfielder	Scottish	25	175	34
Hannibal Mejbri(4)	Midfielder	Tunisian	19	1	16
Facundo Pellestri	Midfielder	Uruguayan	20	0	6
Donny van de Beek	Midfielder	Dutch	25	53	19
Antony dos Santos	Midfielder	Brazilian	22	0	9
Anthony Elanga	Forward	Swedish	20	33	5
Alejandro Garnacho	Forward	Spanish & Argentinian	18	2	0
Mason Greenwood	Forward	English	20	129	1
Anthony Martial	Forward	French	26	270	30
Marcus Rashford	Forward	English	24	308	46
Cristiano Ronaldo	Forward	Portuguese	37	335	189
Jadon Sancho	Forward	English	22	43	23
Shola Shoretire	Forward	English	18	5	0
(1)The table includes all men’s first team players as of 1 September 2022.
(2)Apps means appearances for our men’s first team through 1 September 2022.
(3)Caps means appearances for senior national football team through 1 September 2022.
(4)Currently out on loan to other clubs.
(5)Currently in on loan from other clubs.

Women’s team

The club launched its first professional women’s team in the 2018/19 season, winning the FA Women’s Championship in their first season thereby securing promotion to the FA Women’s Super League (the top tier in England). The team has finished in 4th position in both the 2020/21 and 2021/22 seasons, establishing itself as one of the leading clubs in the English game. Currently led by Head Coach Marc Skinner, our aims are to contribute to the growth of the women’s game, to develop a team capable of competing at the highest level in the women’s game both domestically and in Europe which has a core consisting of players who have graduated from our long-established and highly successful Manchester United Girls’ Regional Talent Club, and to offer academy players a clear route to top level football within the club. Three members of our Women’s team were part of the England Women’s squad that won the European Championships in July 2022 and a fourth joined the club after the tournament.

Youth academy

The aim of our youth academy is to create a flow of talent from the youth teams up to our men’s first team and we are proud to have included a home grown player in every matchday squad for the last eighty-five years. Developing academy players is embedded as part of the history and culture of our club, and also means that we can avoid the expense of purchasing players in those positions from the transfer market. As part of their development plan for reaching our first team, our academy players may be loaned to other clubs such that they gain first team experience elsewhere. This also enables these players to enhance their standing and value within the game, and those who do not make it into our men’s first team frequently achieve places at other professional football clubs, often generating income for the club through transfer fees as a result.

Our youth academy program consists of 10 junior teams ranging from under 9s to under 23s. Each team consists of 15 to 30 players, each of whom takes part in an age specific elite player development and games program during the season. In May 2022, our Under 18 men’s team won a record 11th FA Youth Cup, with the final played at Old Trafford Stadium in front of over 67,000 fans.

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

We offer category exclusivity on a global basis to companies within particular industries, such as beverage, logistics and hotels. We also offer sponsorship exclusivity within a particular geography for certain industries, such as travel.

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

Our sponsors

The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreement with adidas.

The table below highlights some of our global and regional sponsors as of 6 July 2022:

Sponsor	Type of sponsorship	Product category
Apollo Tyres	Global sponsor	Tyres
Canon Medical Systems	Global sponsor	Medical scanners
Chivas	Global sponsor	Spirits
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Ecolab	Global sponsor	B2B Hygiene Products, Food Safety, Pest Management and Water Treatment Services
General Motors (Chevrolet)	Global sponsor	Automobiles
DXC	Global sponsor	Digital platform development
HTH	Global sponsor	Gambling
Kohler	Global sponsor (sleeve)	Kitchen and bathroom fixtures and generators
Konami	Global sponsor	Football computer games
Malta Tourism	Global sponsor	Destination Partner
Marriott	Global sponsor	Hotels
Maui Jim	Global sponsor	Eyewear
Melitta	Global sponsor	Coffee
Mlily	Global sponsor	Mattresses and pillows
Mondelez	Global sponsor	Confectionary, sweet biscuits, cakes and savory crackers
Qualcomm	Global sponsor	Technology
Renewable Energy Group	Global sponsor	Biofuel, Blended Biofuel and Glycerin
Spectrum (Remington)	Global sponsor	Electronic grooming
TeamViewer	Global sponsor (shirt)	Remote Connectivity Software
Tezos	Global sponsor	Blockchain
Clarity Sports	Regional sponsor	Travel
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members’ clubs

Global, regional and supplier sponsors

In addition to revenue from our shirt sponsor, training kit and training facilities partner, we generated a further £93.4 million in the year ended 30 June 2022 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards, which we believe represent key commercial opportunities within the financial services sector, and also serve as a means of follower expression and loyalty. Depending on the product category, we may pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Co-operative Bank (Myanmar), Emirates NBD Bank (UAE), Eurobank (Serbia), Guild Technology Inc. (US), ICICI (India), Lay Buy Holdings (UK), Maybank Group (Malaysia) and National Bank of Egypt (Egypt).

Exhibition games and promotional tours

We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 28 exhibition games in Australia, China, Ireland, Norway, Singapore, Thailand, the United Kingdom and the United States.

We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners. After two consecutive years of no promotional tours as a result of the COVID-19 pandemic, we returned to overseas pre-season touring with matches played in Thailand, Australia and Norway in July 2022.

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

Retail

We operate our flagship retail store at the Old Trafford stadium, which ordinarily trades year-round, and not just on Matchdays. In addition to the Old Trafford store, we have a Manchester United branded retail location in Macau (which is operated under franchise by a third-party licensee).

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

We believe there is a significant opportunity for us to expand our e-commerce capabilities through improved leverage of our digital media platform, and focusing on delivering a tailored digital shopping experience at a regional level. Specifically, we intend to improve our ability to offer targeted merchandise to our followers, complemented by more efficient fulfillment mechanics, including product delivery, availability and payment methods. Our e-commerce business saw continued growth in fiscal year 2022 as we continue to invest and focus in the distribution channel.

Broadcasting

Central Media

We benefit from the distribution and broadcasting of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the centrally negotiated domestic and international television and radio rights to the Premier League, the Champions League and other competitions. In addition, our wholly owned global television channel, MUTV, delivers Manchester United programming to territories around the world.

The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration (although some longer deals have been agreed in certain overseas territories) and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, Broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to “grass roots” football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Under the upcoming Premier League broadcasting cycle which commences in the 2022/23 season, international broadcasting rights are fixed at the previous cycle’s equal share adjusted for inflation. The increase in rights values above this are allocated to the twenty Premier League clubs based upon finishing position in the league.

COVID-19 resulted in the postponement of the 2019/20 Premier League, UEFA competitions and FA Cup competition with matches suspended from 13 March 2020. This resulted in the deferral of nine remaining Premier League matches, one scheduled Round of 16 Europa League match and the final matches of the FA Cup. The 2019/20 Premier League season resumed on 17 June 2020. The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in a rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate on individual clubs was approved by the 20 Premier League clubs and resulted in a reduction of approximately £11 million to amounts we typically would have earned. Half of the cash impact of this rebate has been deducted from distributions to clubs in the 2021/22 season and the remaining half will be deducted in 2022/23.

In the Champions League, Europa League and Europa Conference League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the group stage plus bonuses based on performance. Further fixed amounts are received for participation in the knock-out rounds; knockout play off (Europa League and Europa Conference League only), round of 16, quarter-final, and semi-final. The runner-up and winner of the competition also earn additional amounts.

For the current 3-year agreement (which commenced in the 2021/22 season) amounts are distributed to each club as follows:

	Champions	Europa	Europa Conference
	League (“UCL”)	League (“UEL”)	League (“UECL”)
	€’million	€’million	€’million
Bonus for group stage participation (UCL/UECL - 32 teams; UEL – 48 teams)	€15.65	€3.63	€2.94
Bonus for each group stage win (maximum 6)	€2.80	€0.63	€0.50
Bonus for each group stage draw(1)	€0.93	€0.21	€0.17
Bonus for group runners-up	N/A	€0.55	€0.33
Bonus for group winners	N/A	€1.10	€0.65
Bonus for knockout round play-off participation	N/A	€0.50	€0.30
Bonus for round of 16 participation	€9.60	€1.20	€0.60
Bonus for quarter-final participation	€10.60	€1.80	€1.00
Bonus for semi-final participation	€12.50	€2.80	€2.00
Runner-up bonus (inclusive of ticketing revenue share)	€15.50	€4.60	€3.00
Winner bonus (inclusive of ticketing revenue share)	€20.0	€8.60	€5.00
Maximum total of the above	€85.14	€22.91	€15.19
(1)In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

In August of each season, the previous season’s Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €3.5 million participation fee, with the winner receiving an additional €1.0 million.

Total fixed distribution amounts are €1.101 billion (previous cycle: €1.073 billion) for Champions League, €255.8 million (previous cycle: €308 million) for Europa League and €188 million for the Europa Conference League. In addition to the fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. Further, with effect from the three-year cycle 2018/19 to 2020/21, UEFA introduced the coefficient ranking. The total market pool for the Champions League is €300.3 million per annum (previous cycle: €292 million per annum) and the total coefficient ranking allocation is €600.6 million per annum (previous cycle: €585 million per annum) giving a combined annual total of €900.9 million (previous cycle: €877 million per annum). The total market pool for the Europa League is €139.5 million per annum (previous cycle: €168 million per annum) and the total coefficient ranking allocation is €69.8 million per annum (previous cycle: €84 million per annum) giving a combined annual total of €209.3 million (previous cycle: €252 million per annum). As a reminder, the Europa League has reduced from 48 teams to 32 teams in the previous cycle. The total market pool for the new Europa Conference League is €23.5 million per annum and the total coefficient ranking allocation is €23.5 million per annum giving a combined annual total of €47 million.

The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions. On the basis of these parameters, a ranking has been established. The total Champions League amount of €600.6 million is divided into ‘coefficient shares’, with each share worth €1.137 million. The lowest-ranked team will receive one share (€1.1378 million). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€36.38 million). The total Europa League amount of €69.8 million is divided into ‘coefficient shares’, with each share worth €132,000. The lowest-ranked team will receive one share (€132,000). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€4.22 million). The total Europa Conference League amount of €23.5 million is divided into ‘coefficient shares’, with each share worth €44,500. The lowest-ranked team will receive one share (€44,500). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€1.42 million).

The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage. The total English market pool for the 2021/22 Champions League competition was approximately €60 million. This amount can vary from season to season subject to the composition of the clubs taking part in the group stage. 50% of each country market pool is distributed to its group-stage representatives based on each club’s domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup, if participating in the Europa League, earn the highest share). Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season does not receive a distribution of the 50% market pool based on domestic performance in the previous season. England has one spot in the Europa Conference League, against which 100% of fixed marker pool monies are allocated.

The remaining 50% of the market pool is distributed as follows:

●	for the Champions League, based on the number of games played in the current competition relative to teams from the same country.
●	for the Europa League, split across each round of the competition (40% to the group stage, 15% to the round of 32, 20% to the round of 16, 13% to the quarter-finals, 8% to the semi-finals and 4% to the final) which is distributed to teams who participate in the relevant round based on the proportional value of the country broadcasting rights relative to the value of all broadcasting agreements for countries represented at each stage.
●	for the Europa Conference League, split across each round of the competition (40% to the group stage, 15% to the round of 32, 20% to the round of 16, 13% to the quarter-finals, 8% to the semi-finals and 4% to the final) which is distributed to teams who participate in the relevant round based on the proportional value of the country broadcasting rights relative to the value of all broadcasting agreements for countries represented at each stage.

Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions.

UEFA announced in its circular letter 75/2020 that gross revenues from the 2019/20 club competitions were adversely impacted by COVID-19 by a total amount of approximately €566 million, representing 16% of total revenues. This shortfall is being recouped against distributions to clubs who participate in their competitions over the five seasons from 2019/20 through to 2023/24. As a result, going forward through to season 2023/24, we expect approximately a 3.5% annual reduction to the above distributions. The reduction for each individual club is calculated in proportion to each individual club’s related revenue and is therefore dependent upon competition participation and progress.

Digital media

Our website,ManUtd.com, is published in seven languages and is available globally. We use our website, which incorporates e-commerce services and venue microsites (United Events, Exec Club, Foundation, Matchday VIP), to communicate with our followers, promote the Manchester United brand and provide a platform for our sponsors to reach a global audience. Our website is designed with a mobile first approach, with content including exclusive articles, exclusive videos, real-time match updates, live blogging capabilities, social integration and sharing capabilities, improved search and discoverability, content recommendations, fan polls, voting trivia and statistics.

The proliferation of digital television, broadband and fibre internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our digital media platforms to generate value through extended sponsor positioning, driving e-commerce, and direct-to-consumer opportunities, including selling premium services such as video and exclusive content subscriptions. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base. Recent measures to improve the fan digital experience include: single sign-on (SSO), requiring only one user ID per fan to access all club platforms; and digital ticketing, improving security and reducing our environment footprint.

Content and localization

Our digital media properties are an increasingly important means through which we engage with our fan base, domestically and internationally. To take advantage of that opportunity, we are constantly developing our premium, localized and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world.

Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. Our mobile application is available in Simplified Chinese. We also currently have international language websites in English, Spanish, French, Arabic, Simplified Chinese, Korean and Japanese. On our social channels we have international language feeds in English, Spanish, Arabic, Simplified Chinese, Korean, Japanese, Malay and Thai. This enables us to engage with our followers in their native language and to produce content that is specific to each region. This focus on true localization, not translation, can be seen across all our social media platforms. For example, on TikTok we use local trends, hashtags and culturally relevant music to speak to fans in a truly global, local way.

Mobile services and applications

There has been a significant increase in the prevalence of broadband and video-enabled mobile devices in recent years. Mobile devices running the iOS or Android operating system enable consumers to browse websites, watch video, share content, access dedicated applications and conduct e-commerce. As a consequence, we are seeing the majority of our followers now accessing our website and digital content via their mobile devices.

At the start of the 2018/19 season we launched our first free global mobile application. This application has been developed in conjunction with our website to provide benefits to our fans, through a clean and easy navigation interface. We believe our mobile application also provides significant benefits to our business through better e-commerce functionality and more digital inventory for our commercial partners to benefit from. During the 2021/22 season further enhancements were made to our mobile application to incorporate our direct-to-consumer MUTV offering and provide additional functionality including messaging, matchday audio streaming and providing access to our Premier League archive collection for the first time. These additional features have been successful in driving additional data acquisition and have further enhanced our personalization capabilities within the mobile application. We believe our focus on our owned and operated products will lead to an improved customer experience via the mining of owned data, which will lead to more personalization and a more engaged fan base, as users spend more time on our platforms and return regularly.

We launched a free content section allowing all fans access to our exclusive programming, with subscribers then having access to our full range of programming, including both on demand and linear experiences around full match commentary for all Premier League, Champions League and domestic cup matches, as well as live tour matches and coverage. Subscribers can also view pre- and post-match analysis for all matches by club legends, exclusive interviews with the team manager and men’s first-team players, award-winning documentaries, celebrity features, and live broadcasts of Academy team matches and more recently women’s team matches.

We intend to continue developing the functionality of our mobile applications to facilitate greater engagement and to satisfy global demand.

Video on demand

The proliferation of broadband internet and mobile access also allows us to offer video on demand to our followers around the world. Through our new website, official club mobile application and the MUTV D2C applications, we provide live video and video on demand to our followers in a variety of formats and commercial models. Some video on-demand content is free to all users, some content is only accessible upon registration and some content, as in the case of live pre-season tour matches, is available on a subscription basis.

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

As of 30 June 2022 we had over 220.8 million social connections including approximately 75 million connections on our Facebook page, over 58.8 million followers on Instagram and over 36.2 million followers to our Twitter accounts. For the 2021/22 season we generated over 2.8 billion interactions across all platforms.

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

MUTV

MUTV is our wholly owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including live first team football from our pre-season tours, academy and women’s team live football, club news, game highlights, and exclusive “behind the scenes” coverage of our club.

Depending on the market, we may offer MUTV as a single product to television distributors for distribution to our fans on a linear television basis or directly to our fans on a D2C basis which allows them to subscribe directly to the club via our OTT offering. MUTV is currently available in 230 markets globally. (Markets are defined to reflect regional mobile application availability).

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

Matchday

Our stadium, which we fully own, is called Old Trafford and is known as “The Theatre of Dreams.” We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,240. During fiscal 2021, due to COVID-19 and associated government restrictions, 33 of our 34 home games were played behind closed doors. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for the final home match of the season. The 2021/22 season was played at full stadium capacity throughout. The stadium has approximately 8,000 executive club seats, including 133 luxury boxes, 24 restaurants and 4 sports bars.

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

We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £20 per season to join our Lite Membership, £35 to join the Full Membership or £60 to join the Premium membership scheme. At the end of the 2021/22 season we had over 276,000 members, an increase of 95.7% year on year, although the prior year was affected by COVID-19 as all but one game were played behind closed doors.

The Manchester United Museum is located within Old Trafford. It chronicles Manchester United’s 144-year history and houses the club’s most precious artifacts and trophies.

We have frozen general admission season ticket prices for an eleventh consecutive season ahead of the 2022/23 season to support fans in attending our games. We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and by providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday sales going forward.

UEFA Club Licensing and Financial Sustainability Regulations

UEFA oversees the Club Licensing and Financial Sustainability (formerly Financial Fair Play) regulations, which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

UEFA are implementing an updated set of regulations from 1 July 2022 ahead of the commencement of a new cycle and competition format in 2024/25. The existing “break-even” rule will remain, aimed at encouraging football clubs to operate on the basis of their own revenue. Owner investments of equity are allowed only within the acceptable deviation thresholds, as described below. In addition, the regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA club competition based on sporting grounds, will then be required to comply with a “monitoring” process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body (“CFCB”). The CFCB is part of UEFA’s Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA club competitions and ultimately exclusion from UEFA club competitions.

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

Ahead of registration for UEFA club competitions for the 2022/23 season we submitted our payables analysis and break-even assessment under the previous FFP regulations. The break-even test result, initially assessed on the cumulative sum of the financial information for the two years ended 30 June 2021 (but which would ordinarily have been extended to the cumulative sum of the financial information for the three years ended 30 June 2019 should there have been any breach indicators) was positive (i.e., a surplus). The payables analysis is typically carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA club competitions.

With respect to the break-even assessment, a club must demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The prior permitted level of deficit was limited over the three-year assessment period to just €5 million, although a larger deficit of up to €30 million was permitted provided is the deficit was reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeded the €30 million limit will automatically be in breach of the break-even rule, unless it had sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions. With respect to the updated break-even assessment, a club must continue to demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The newly permitted level of deficit is still limited over the three-year assessment period to just €5 million, although a larger deficit of up to €60 million is permitted provided the deficit is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties or the club has existing positive equity in excess of the loss. Any club which exceeds the €60 million limit will automatically be in breach of the break-even rule. It is no longer possible to utilize surpluses gained in the two years prior to the assessment period. Another key change to the regulations is that previously depreciation of tangible fixed assets, youth development, women’s team and community expenditure were excluded from the break-even test. In the updated regulations, clubs must either have positive equity to the value of the aforementioned expenditure to be able to exclude them from the calculation or they must be covered by equity contributions from equity participants and/or related parties (in addition to any allowable deficit contributions).

The larger deficit of up to €60 million over the three-year period can be increased to €90 million based on specific financial criteria being met, aimed at benefitting clubs that are financially sustainable.

The new regulations will see clubs subject to squad cost controls for the first time. The cost control rule restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues. The cost control rule is a calendar year test which will be tested during the season to place greater emphasis on current financial information. This allows UEFA to identify breaches as they occur. The gradual implementation will see the percentage at 90% in 2023/24, 80% in 2024/25, and 70% from 2025/26 onwards. This requirement provides a direct measure between squad costs and income to encourage more performance-related costs and to limit the market inflation of wages and transfer costs of players.

European clubs reported operating losses in excess of €1 billion in 2019/20 as a result of the COVID-19 pandemic after seven years of operating profits. European clubs had generated more than €5.7 billion in operating profits from fiscal year 2013 to 2019, compared with operating losses of €0.7 billion during the period from fiscal year 2009 to fiscal year 2013. The losses suffered during COVID-19 have partially contributed to UEFA’s drive to ensure clubs are stable and keep costs under control.

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

Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2022, based on our fiscal year 2021 and fiscal year 2020 audited financial statements. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, no further action is required. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide secure funding to avoid sanctions. If these results are negative by more than £105 million, regardless of ownership funding, Premier League sanctions will apply. Our break-even test result submitted in March 2022 was positive.

Due to the reduced revenues and financial implications caused by COVID-19, the Premier League Profitability and Sustainability Rules have been revised. Our March 2022 submission was based on our fiscal year 2021 and fiscal year 2020 audited financial statements. The allowable loss amount was increased to an amount equivalent to the measurable impact of COVID-19 on the club. For the submission in 2022, the three-year period will be fiscal year 2018 and fiscal year 2019 plus the average of fiscal year 2020 and fiscal year 2021, adjusted for the measurable impact of COVID-19.

As with the UEFA Club Licensing and Financial Fair Play Regulations, we support and operate within the Premier League Profitability and Sustainability Rules, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

Manchester United Foundation

We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation (the “Foundation”). The associated charity of Manchester United, the Foundation’s vision focuses on a future where all young people are empowered to achieve their goals. The ongoing commitment to young people is to help ensure that, despite uncertainty in the world around them, those with whom the Foundation works on a daily basis continue to feel supported, inspired, and positive about their future.

With a strong focus on youth mental health, the Foundation’s objectives are to ensure young people have access to our community and educational outreach programs to help them make positive choices in their lives and develop in the following areas:

-Physical and mental wellbeing (living a happier, healthier life)

-Social wellbeing (bringing a sense of belonging to people and their communities)

-Employability (improving educational and employment outcomes)

The Foundation has partnerships with over 30 high schools and SEND schools across Greater Manchester, with a presence in all ten boroughs, in which full-time coaches are based to work with the pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and a disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities for young people across Greater Manchester.

The Foundation fulfils all charitable activity for Manchester United, including supporting the Sir Bobby Charlton Foundation (finding innovative solutions to create a landmine-free world), and managing the club’s long-term partnership with global children’s organization Unicef. The Foundation also supports external charities by providing signed items for their own fundraising purposes.

In 2021/22 the Foundation celebrated 15 years of supporting fans and communities, in which time it has impacted the lives of over 75,000 young people, its community projects have increased from four to 97, and over £50,000 has been raised for other charitable causes.

Equality, Diversity and Inclusion

We are committed to equality, diversity and inclusion, and the Club’s activity in these areas falls within the wide-ranging All Red All Equal initiative.

The Club continues to work toward gender parity across its Leadership teams, as the Executive Leadership has grown to 25% female representation, whilst the senior leaders and managers is at a 40% female to male ratio. The Club is also committed to enhancing diversity amongst senior roles as it works toward a more inclusive representation of leaders from different ethnicities, backgrounds, gender identities, sexual orientations, disabilities, social mobility and economic backgrounds. For example, the Club is one of the first signatories to The FA Football Leadership Code that monitors organizations’ recruitment practices towards attracting and appointing talent from Black, Asian and Mixed Heritage backgrounds. In addition, the Club continues strengthening its ties with the Black community by offering opportunities to future leaders through the 1000 Black interns program. We have also renewed our strategic partnership with LGBTQ+ equality charity Stonewall. The collaboration with Stonewall saw the Club sign up for the ‘Diversity Champions’ programme, which helps employers embed LGBTQ+ inclusion in the workplace and gain access to expert consultation, training and resource from Stonewall.

Key developments over the past season have included the Club working towards re-accrediting its Advance Level award through the Premier League’s Equality, Diversity and Inclusion Standard. In addition, Manchester United is a signatory to The FA’s Football Leadership Diversity Code, which targets diversifying the Club’s leadership and coaching teams.

This year, the Club also launched SEE RED, a new campaign under the All Red All Equal initiative, to confront the scourge of racism and discrimination in the game. SEE RED included a thought-provoking video which challenges fans to think, ‘Without diversity, who would we be? What would the Club’s history books say?’. The multi-channel campaign also calls on fans to take responsibility for reporting incidents of racism or other hate crimes. In addition, the campaign encourages fans to stand up for those who may be receiving discriminatory abuse. Fans can report online discriminatory abuse via the SEE RED reporting platform on the club website. The campaign was launched with extensive media and social media coverage that has continued as an ‘always on’ campaign.

We have continued to support football-wide campaigns and initiatives within the lens of All Red All Equal - such as the Premier League’s ‘No Room for Racism’ initiative.

A range of active Employee Networks and an Equality Committee is in place to promote equality, diversity and inclusion at Manchester United internally and externally. For example, for International Women’s Day this year, Manchester United launched the ‘Change the Game’ initiative. As a result, the Club celebrated women helping drive gender diversity across Manchester United and transforming attitudes towards women in football – on and off the pitch.

From an overarching perspective, the Club’s equality, diversity and inclusion commitment is part of the Business Strategy and supported by the Club’s values. Furthermore, equality, diversity and inclusion are being embedded throughout the Club as part of the People strategy and Equality, Diversity and Inclusion strategy. These strategies outline how all business areas are responsible for equality, diversity and inclusion to ensure that the Club, its workforce and Old Trafford remain a diverse, welcoming, accessible and inclusive environment for all.

Sustainability

We recognize the need to move towards a more sustainable economy. We have taken steps to reduce the amount of waste we produce and divert all operational waste away from landfills. We also aim to minimize the use of non-renewable materials, improve our recycling rates and use more recycled materials. We have achieved the Carbon Trust Standard, which recognizes organizations that take a best practice approach to measuring and managing their environmental impacts, and through our Reds Go Green initiative we will continue to build on our carbon and renewable energy strategy to improve our performance further. We have also achieved the Gold Standard in Green Tourism Business Certification, which recognizes the commitment of tourism businesses that are actively working to become more sustainable. We also offset carbon emissions generated from our pre season tour to Thailand and Australia through investment in a reforestation project in Western Australia.

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

As part of our ongoing investment in intellectual property, we have implemented a program to detect intellectual property infringement in a digital environment and which facilitates taking action against infringers.

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

Key properties and locations	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Carrington training ground, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment properties	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment properties	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment properties	Owned (freehold)	10,800
Land and buildings at Castlemore Retail Park, Trafford Park, Manchester	Investment properties	Owned (freehold)	3,969
Office space, Chester Road, Manchester	Offices	Leased (through November 2021)	1,176
Office space, central London	Offices	Leased (through March 2023)	1,100
Office space, Maryland, United States	Offices	Leased (through May 2024)	653

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

Customers

See “Item 3.D. Risk Factors — Risks Related to Our Business — We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, who represented 25.1%, 35.9% and 23.2% of our total revenue in each of the years ended

30 June 2022, 2021 and 2020, respectively. Our second largest customer was adidas, who represented 13.1%, 15.7% and 15.3% of our total revenue in each of the years ended 30 June 2022, 2021 and 2020.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Kohler, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

Old Trafford welcomed fans back at full capacity throughout the 2021/22 season, having operated without fans in attendance for 33 of 34 home matches in fiscal 2021. The Museum and Stadium Tour and the Megastore were also open to visitors throughout the period having being closed in 2020/21.

The impact of the above is an increase in Matchday and Commercial revenues for the year ended 30 June 2022. This has been partially offset by decreased Broadcasting revenues as a result of fewer games being played in the period with the prior year including the impact of completing the COVID-19 affected 2019/20 season.

How We Generate Revenue

We operate and manage our business as a single reporting segment — the operation of professional sports teams. We review our revenue through three principal sectors — Commercial, Broadcasting and Matchday — and within the Commercial revenue sector, we have two revenue streams which monetize our global brand: sponsorship revenue; and retail, merchandising, apparel & product licensing revenue. For additional information regarding the impact of COVID-19 on our business, financial condition and results of operation, see “Item 3.D. Risk Factors — Risks Related to Our Business — The COVID-19 pandemic has had, and may continue to have, a material impact on our business, results of operations, financial position and cash flows.”

Revenue Drivers

Commercial

Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2022 was £257.8 million.

Sponsorship

We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Sponsorship – Our Sponsors” for some of our global and regional sponsors as at 1 July 2022.

A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

For the 2021/22 season, our shirt sponsor was TeamViewer and in February 2022 we announced a new multi-year training kit partnership with Tezos. Tezos is one of the world’s most advanced and sustainable blockchains, enabling fast, secure and efficient digital interactions without the need for intermediaries. Total sponsorship revenue for the year ended 30 June 2022 was £147.9 million. Revenue for the year ended 30 June 2021 was impacted by COVID-19 variations and the cancellation of the 2020/21 first team pre season tour due to travel restrictions.

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

Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2022 was £109.9 million. Revenue for the year ended 30 June 2021 was impacted by COVID-19 and the partial closure of the Old Trafford Megastore.

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

Season 2022/23 will be the first year of a new three-year (2022/23 – 2024/25) Premier League broadcasting rights cycle. All seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and the final one to Amazon Prime Video who was a new entrant in the previous cycle. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights for the new cycle represent a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. Overall growth for the new cycle is 16%. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8: 1. The international revenue growth will be allocated to merit payments, as this cap has not yet been reached, and will therefore benefit the higher placed teams.

Our participation in the Premier League and Champions League, Europa League or Europa Conference League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our men’s first team performance during the 2021/22 season, our men’s first team will participate in the 2022/23 Europa League rather than the Champions League.

In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £6.8 million, £6.3 million and £7.9 million for each of the years ended 30 June 2022, 2021 and 2020, respectively. Total Broadcasting revenue for the year ended 30 June 2022 was £214.9 million.

Matchday

Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2022 was £110.5 million. All the home matches in the year were played with Old Trafford Stadium operating at full capacity after government restrictions in respect of the COVID-19 pandemic were removed. These restrictions significantly affected Matchday revenue in the year ended 30 June 2021.

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

Other operating expenses

Our other operating expenses generally include certain variable costs such as Matchday catering, policing, security stewarding and cleaning at Old Trafford, visitor gateshare for domestic cups, and costs related to the delivery on media and commercial sponsorship contracts. Other operating expenses also include certain fixed costs, such as property costs, maintenance, human resources, training and developments costs, and professional fees. Our other operating expenses are subject to inflationary pressures and as such, can increase over time.

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

Finance (costs)/income

A key component of our expenses during each of the past three fiscal years has been interest costs and revaluations of our USD borrowings. We expect interest expense to continue to be a significant component of our expenses. See “Item 5.B. Liquidity and Capital Resources — Indebtedness.”

Taxes

During each of the three years ended 30 June 2022, 2021 and 2020, our principal operating subsidiaries were tax residents in the United Kingdom. During the same years, we were subject to a weighted UK statutory tax rate of 19.0% each year.

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

On August 16, 2022, President Biden signed into law the Inflation Reduction Act, which introduced a corporate minimum tax that would be imposed on certain corporations at a 15% rate and an excise tax of 1% that would, in some cases, be imposed on stock buybacks and stock redemptions by corporations. These changes could impact our tax liabilities and the recognition of the US deferred tax asset in the future, among other impacts. The Internal Revenue Service or other authorities may also issue regulations or other guidance in the future that could modify how these taxes or other provisions of the Inflation Reduction Act will be applied. In addition, other changes to the US federal tax law have also been proposed from time to time; however, it is not yet clear if or what additional changes will be made or when, or what impact any such changes will have on us.

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

A.OPERATING RESULTS

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2022 and 2021. For a discussion of our results of operations for the year ended 30 June 2020, including a year-to-year comparison between the years ended 30 June 2021 and 2020, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2021.

	Year ended 30 June
	2022	2021

Statement of profit or loss data	(£’000)
Revenue	583,201	494,117
Analyzed as:
Commercial revenue	257,820	232,205
Broadcasting revenue	214,847	254,815
Matchday revenue	110,534	7,097
Operating expenses	(692,520)	(538,424)
Analyzed as:
Employee benefit expenses	(384,141)	(322,600)
Other operating expenses	(117,911)	(76,467)
Depreciation and impairment	(14,314)	(14,959)
Amortization	(151,462)	(124,398)
Exceptional items	(24,692)	—
Operating loss before profit on disposal of intangible assets	(109,319)	(44,307)
Profit on disposal of intangible assets	21,935	7,381
Operating loss	(87,384)	(36,926)
Finance costs	(85,915)	(36,411)
Finance income	23,676	49,310
Net finance (costs)/income	(62,239)	12,899
Loss before income tax	(149,623)	(24,027)
Income tax credit/(expense)	34,113	(68,189)
Loss for the year	(115,510)	(92,216)

Year Ended 30 June 2022 as Compared to the Year Ended 30 June 2021

	Year ended
	30 June
			% Change
	2022	2021	2022 over 2021

	(in £ millions)
Revenue	583.2	494.1	18.0%
Commercial revenue	257.8	232.2	11.0%
Broadcasting revenue	214.9	254.8	(15.7)%
Matchday revenue	110.5	7.1	1,456.3%
Total operating expenses	(692.6)	(538.4)	28.6%
Employee benefit expenses	(384.1)	(322.6)	19.1%
Other operating expenses	(117.9)	(76.4)	54.3%
Depreciation and impairment	(14.3)	(15.0)	(4.7)%
Amortization	(151.5)	(124.4)	21.8%
Exceptional items	(24.7)	—	—
Profit on disposal of intangible assets	22.0	7.4	197.3%
Net finance (costs)/income	(62.2)	12.9	—
Tax credit/(expense)	34.1	(68.2)	—

Revenue

Total revenue for the year ended 30 June 2022 was £583.2 million, an increase of £89.1 million, or 18.0%, compared to the year ended 30 June 2021, as a result of an increase in revenue in our commercial and Matchday sectors and a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the year ended 30 June 2022 was £257.8 million, an increase of £25.6 million, or 11.0%, over the year ended 30 June 2021.

●	Sponsorship revenue for the year ended 30 June 2022 was ≤147.9 million, an increase of ≤7.7 million, or 5.5%, over the year ended 30 June 2021, primarily due to the impact of new sponsorship agreements. The prior year was affected by COVID-19 related variations; and
●	Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2022 was ≤109.9 million, an increase of ≤17.9 million, or 19.5%, over the year ended 30 June 2021, primarily due to the closure of the Megastore in the prior year and the return of fans in the current year.

Broadcasting revenue

Broadcasting revenue for the year ended 30 June 2022 was £214.9 million, a decrease of £39.9 million, or 15.7%, over the year ended 30 June 2021, primarily due to playing twenty-two fewer home and away games across all competitions with the prior year including the impact of completing the COVID-19 affected 2019/20 season.

Matchday revenue

Matchday revenue for the year ended 30 June 2022 was £110.5 million, an increase of £103.4 million, or 1,456.3%, over the year ended 30 June 2021, due to the return of fans to Old Trafford. In the prior year, all matches prior to the final home match of the season were played behind closed doors due to COVID-19 restrictions.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2022 were £692.6 million, an increase of £154.2 million, or 28.6%, over the year ended 30 June 2021.

Employee benefit expenses

Employee benefit expenses for the year ended 30 June 2022 were £384.2 million, an increase of £61.6 million, or 19.1%, over the year ended 30 June 2021, primarily due increased investment in the first team playing squad.

Other operating expenses

Other operating expenses for the year ended 30 June 2022 were £117.9 million, an increase of £41.5 million, or 54.3%, over the year ended 30 June 2021. This includes the impact of all home games being played in front of a full capacity crowd and costs related to the increased activity at the Old Trafford Megastore. In the prior year, all but one home games were played behind closed doors.

Depreciation and impairment

Depreciation and impairment for the year ended 30 June 2022 amounted to £14.3 million, a decrease of £0.7 million, or 4.7%, over the year ended 30 June 2021.

Amortization

Amortization, primarily of registrations, for the year ended 30 June 2022 was £151.5 million, an increase of £27.1 million, or 21.8%, over the year ended 30 June 2021, due to investment in the first team playing squad. The unamortized balance of registrations as of 30 June 2022 was £316.2 million, of which £130.6 million is expected to be amortized in the year ending 30 June 2023. The remaining balance is expected to be amortized over the three years ending 30 June 2026. This does not take into account player acquisitions after 30 June 2022, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2022, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items for the year ended 30 June 2022 were a cost of £24.7m. This includes compensation due to former men’s first team managers, certain members of the playing, coaching and scouting staff, and certain non-playing staff. The cost also includes additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation. Exceptional items for the prior year were £nil.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year ended 30 June 2022 was £22.0 million, compared to a profit of £7.4 million for the year ended 30 June 2021. The profit on disposal of intangible assets for the year ended 30 June 2022 primarily related to the disposal of James (Leeds) plus contingent fees and sell-on fees relating to former players. The profit on disposal of intangible assets for the year ended 30 June 2021 primarily related to the disposal of Smalling (Roma) plus contingent fees relating to former players, partially offset by a loss on the disposal of Sanchez (Inter Milan).

Net finance (costs)/ income

Net finance costs for the year ended 30 June 2022 were £62.2 million, compared to net finance income of £12.9 million for the year ended 30 June 2021, primarily due to an unfavorable swing foreign exchange rates resulting in unrealized foreign exchange losses on unhedged USD borrowings in the current year compared to unrealized foreign exchange gains in the prior year.

Income tax

The income tax credit for the year ended 30 June 2022 was £34.1 million, compared to £68.2 million for the year ended 30 June 2021. The credit in the year is primarily a result of deferred tax assets recognized in respect of losses arising in the year. The prior year expense arose from the write off of US deferred tax assets.

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

While the nature of the COVID-19 pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. We expect that the wider impact of COVID-19 on future revenue streams and cash flows will vary but will generally depend on potential future UK and international governmental measures to manage the spread of the disease, including variants, the length of time that such measures remain in place, their impact on future consumer behavior, our ability to play football matches and continuation of matches played in front of a crowd and at full capacity. We believe we are well placed with a strong balance sheet, including cash resources as at 30 June 2022 of £121.2 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 30 June 2022, we also had access to undrawn revolving facilities of £200 million. However, we cannot assure you that our cash generated from operations, cash and cash equivalents or cash available under our revolving facilities will be sufficient to meet our long-term future needs, particularly in light of the nature of the COVID-19 pandemic and its impact on the global economy and our business. We cannot assure you that we could obtain additional financing on favorable terms or at all, including as a result of changes or volatility in the credit or capital markets, which affect our ability to borrow money or raise capital, including as a result of the impact of the COVID-19 pandemic.

In fiscal year 2022, we paid cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share on 30 July 2021, 7 January 2022 and 24 June 2022. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof, and our expectations and policies regarding dividends are subject to change as our business needs, capital requirements or market conditions change.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 June 2022, we had £100 million of outstanding loans under our revolving facilities.

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

Capital expenditures at Old Trafford

Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 74,240. In addition, we have continued to invest in improving hospitality suites and catering facilities through refurbishment programs. In 2022, we appointed master planners to explore options for potential future developments of Old Trafford.

We record these investments as capital expenditures. Capital expenditure at Old Trafford was £4.1 million, £3.7 million and £18.4 million for the years ended 30 June 2022, 2021 and 2020, respectively. This includes carrying out major improvements at Old Trafford relating to the away changing rooms and upgrading the floodlighting system.

In addition, we spent approximately £0.7 million, £1.0 million and £1.9 million for the years ended 30 June 2022, 2021 and 2020, respectively in connection with updating and expanding Carrington, our training facility.

Digital Media capital expenditure

We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset – registrations capital expenditure

Our average net intangible asset – registrations capital expenditure over the last 5 years has been a cash outflow of £120.4 million per fiscal year. However, net intangible asset – registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset – registrations capital expenditure. Actual cash used or generated from net intangible asset – registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

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

Commitments

As of 30 June 2022, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,185,000 and to other intangible assets amounting to £1,476,000. These amounts are not recognized as liabilities.

Cash Flow

The following table summarizes our cash flows for the years ended 30 June 2022, 2021 and 2020:

	Year ended 30 June
	2022	2021	2020

	(in £ millions)
Cash flow from operating activities
Cash generated from operations	121.7	137.8	17.6
Interest paid	(20.6)	(20.5)	(20.5)
Interest received	0.1	—	1.3
Tax paid	(4.8)	(4.2)	(2.2)
Net cash inflow/(outflow) from operating activities	96.4	113.1	(3.8)
Cash flow from investing activities
Payments for property, plant and equipment	(8.3)	(6.2)	(21.3)
Payments for intangible assets	(115.4)	(138.2)	(220.6)
Proceeds from sale of intangible assets	30.3	46.0	29.0
Payments for derivative financial instruments	—	(0.9)	—
Net cash outflow from investing activities	(93.4)	(99.3)	(212.9)
Cash flow from financing activities
Acquisition of treasury shares	—	—	(21.3)
Proceeds from borrowings	40.0	60.0	—
Principal elements of lease payments	(1.4)	(1.7)	(1.9)
Dividends paid	(33.6)	(10.7)	(23.2)
Net cash inflow/(outflow) from financing activities	5.0	47.6	(46.4)
Net increase/(decrease) in cash and cash equivalents(1)	8.0	61.4	(263.1)
(1)Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash inflow/(outflow) from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2022 was £121.7 million, a decrease of £16.1 million from £137.8 million for the year ended 30 June 2021. This is primarily due to reduced broadcasting revenue as a result of fewer games played in the year, partially offset by the return of fans to Old Trafford. Cash generated from operations for the year ended 30 June 2020 was £17.6 million.

Additional changes in net cash inflow/(outflow) from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facilities. We use interest rate swaps to manage the cash flow interest rate risk on our secured term loan facility. Such swaps have the economic effect of converting a portion of interest from variable rates to a fixed rate.

Interest paid was £20.6 million for the year ended 30 June 2022, an increase of £0.1 million on the year ended 30 June 2021. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest paid for the year ended 30 June 2020 was £20.5 million.

Net cash inflow from operating activities was £96.4 million for the year ended 30 June 2022, a decrease of £16.7 million compared to a net cash inflow of £113.1 million for the year ended 30 June 2021. Net cash outflow from operating activities for the year ended 30 June 2020 was £3.8 million.

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

Net cash outflow from investing activities for the year ended 30 June 2022 was £93.4 million, a decrease of £5.9 million from £99.3 million for the year ended 30 June 2021. Net cash outflow from investing activities for the year ended 30 June 2020 was £212.9 million.

For the year ended 30 June 2022, net capital expenditure on property, plant and equipment was £8.3 million, an increase of £2.1 million from net expenditure of £6.2 million for the year ended 30 June 2021. Net capital expenditure on property, plant and equipment for the year ended 30 June 2020 was £21.3 million.

For the year ended 30 June 2022, net capital expenditure on intangible assets was £85.1 million, a decrease of £7.1 million from net expenditure of £92.2 million for the year ended 30 June 2021. Net capital expenditure for the year ended 30 June 2022 was mainly comprised of payments made for the acquisitions of Sancho, Varane and van de Beek and the extension of Fernandes, less payments received relating to the disposal of Lukaku.

Net capital expenditure for the year ended 30 June 2021 was mainly comprised of payments made for the acquisitions of Wan-Bissaka, Fernandes, Lukaku and van de Beek, less payments received relating to the disposal of Lukaku.

Net capital expenditure on intangible assets for the year ended 30 June 2020 was £191.6 million and was mainly comprised of payments made for the acquisitions of Fernandes, Fred, Lukaku, Maguire, Matic and Wan-Bissaka, less payments received relating to the disposal of Lukaku.

For the year ended 30 June 2022, net expenditure on derivative financial assets was £nil, compared to £0.9 million for the year ended 30 June 2021. Net expenditure on derivative financial assets for the year ended 30 June 2020 was £nil.

Net cash inflow/(outflow) from financing activities

Net cash inflow from financing activities for the year ended 30 June 2022 was £5.0 million, a decrease of £42.6 million compared to net cash inflow of £47.6 million for the year ended 30 June 2021. During the year ended 30 June 2022, we made a drawdown of £40.0 million on our revolving facilities and paid three cash dividends amounting to £33.6 million.

During the year ended 30 June 2021, we made a drawdown of £60.0 million on our revolving facilities and paid one dividend amounting to £10.7 million.

Net cash outflow from financing activities for the year ended 30 June 2020 was £46.4 million. During the year ended 30 June 2020, we acquired treasury shares amounting to £21.3 million and paid two semi-annual dividends amounting to £23.2m in the aggregate.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2022 the sterling equivalent of £347.2 million (net of unamortized issue costs of £2.6 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

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

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Europe Designated Activity Company as lender. As of 30 June 2022 the sterling equivalent of £183.2 million (net of unamortized issue costs of £2.0 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

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

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 June 2022, we had £75 million in outstanding loans and £75 million in borrowing capacity under our revolving facilities agreement.

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

Loans under the initial revolving facility bear interest at a rate per annum equal to SONIA plus a credit adjustment spread (or in relation to a loan in euros, EURIBOR or in relation to a loan in USD, SOFR plus a credit adjustment spread) (provided that if that rate is less than zero, SONIA or, as the case may be, EURIBOR or SOFR (as applicable), shall be deemed to be zero) plus the applicable margin.

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

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2022, we had £25 million in outstanding loans and £50 million in borrowing capacity under our revolving facility agreement.

The new revolving facility has a maturity date of 25 June 2027.

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

Loans under the new revolving facility bear interest at a rate per annum equal to SONIA, plus a credit adjustment spread (provided that if that rate is less than zero, SONIA shall be deemed to be zero) plus a margin of 2.5% per annum.

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

On 26 April 2022 we entered into a new bilateral revolving facility agreement (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2022, we had £75 million in borrowing capacity under our revolving facility agreement.

The bilateral revolving facility has a maturity date of 25 June 2027.

Subject to certain conditions, we may voluntarily prepay and/or permanently cancel all or part of the available commitments under the bilateral revolving facility by giving not less than three business days’ prior notice to the agent under the facility. Any loan drawn under the bilateral revolving facility is required to be repaid on the last day of each of its interest periods. Amounts repaid may (subject to the terms of the revolving facility agreement) be re-borrowed.

Loans under the bilateral revolving facility bear interest at a rate per annum equal to SONIA plus a credit adjustment spread (or in relation to a loan in euros, EURIBOR or in relation to a loan in USD, SOFR plus a credit adjustment spread) (provided that if that rate is less than zero, SONIA or, as the case may be, EURIBOR or SOFR (as applicable), shall be deemed to be zero) plus a margin of 2.5% per annum.

A commitment fee is payable on the available but undrawn amount of the bilateral revolving facility, at a rate equal to 40% per annum of the above margin.

Our bilateral revolving facility is guaranteed by Red Football Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

In addition to the general covenants described below, the bilateral revolving facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing period (with the flexibility to reduce this to £25 million during the period 31 March 2021 to 30 September 2022 inclusive). We are able to claim certain dispensations from complying with the consolidated EBITDA floor including up to twice (in non-consecutive financial years) during the life of the initial revolving facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters or on more than four occasions over the life of the bilateral revolving facility. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing.

Our bilateral revolving facility contains events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the bilateral revolving facility are subject to certain thresholds and exceptions described in the agreement governing the bilateral revolving facility.

As of 30 June 2022, we were in compliance with all covenants in relation to indebtedness.

Off balance sheet arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the fair value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2022 is £112.4 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2022, we believe receipt of £nil to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of 30 June 2022, we had not entered into any other off-balance sheet transactions.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2022 and 30 June 2021 and for the years ended 30 June 2022, 2021 and 2020 included elsewhere in this Annual Report.

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

A number of our sponsorship contracts contain significant estimates in relation to our allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

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

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see Notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2022 and 2021 and for the years ended 30 June 2022, 2021 and 2020 included elsewhere in this Annual Report.

Fair value of intangible assets — registrations

The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the individual’s registration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Costs associated with the acquisition of players’ and key football management staff registrations include transfer fees, Premier League levy fees, agents’ fees and other directly attributable costs. These costs are amortized over the period covered by the individual’s contract. To the extent that an individual’s contract is extended, the remaining book value is amortized over the remaining revised contract life. See “B. Liquidity and Capital Resources – Off Balance Sheet Arrangements”.

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

Recognition of tax related provisions

The Group is subject to a number of ongoing player related tax enquiries with HMRC, and management regularly estimates the expected amounts payable as a result of these enquiries. Provisions are recognized based on management’s best estimate at the end of the reporting period of the probable future cash flows required to settle future liabilities which by their nature are uncertain. Management considers both the facts and evidence of each case on an individual basis, combined with our knowledge and experience in similar matters in estimating the value of these provisions. These provisions may change over time as a result of developments in the enquiries, additional evidence, or changes in precedent from other similar cases in the industry. The timing of these expected outflows is also by its nature uncertain and therefore a reliable estimate of its expected timing cannot be made.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position	Director Position Held Since
Avram Glazer	61	Executive Co-Chairman and Director	May 2012
Joel Glazer	55	Executive Co-Chairman and Director	May 2012
Richard Arnold	51	Chief Executive Officer and Director	August 2012
Cliff Baty	52	Chief Financial Officer and Director	December 2017
Edward Woodward	50	Director	April 2012
Kevin Glazer	60	Director	August 2012
Bryan Glazer	57	Director	August 2012
Darcie Glazer Kassewitz	54	Director	September 2012
Edward Glazer	52	Director	November 2012
Robert Leitão	59	Independent Director	August 2012
Manu Sawhney	55	Independent Director	September 2012
John Hooks	66	Independent Director	November 2012

The following is a brief biography of each of our executive officers and directors:

Avram Glazer, aged 61, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 55, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International, Media, and Legalized Sports Betting Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Richard Arnold, aged 51, is the Company’s Chief Executive Officer and a Director of the Company. In his capacity as Chief Executive Officer, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In a previous role as Commercial Director (until 30 June 2013) he was responsible for the management and growth of the Company’s sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International’s Sports innovator of the year list in 2011. In each of 2017, 2018, 2019 and 2020, Mr. Arnold has been named as an LGBT+ Executive Ally by the charity OUTstanding, in recognition of the work he has done to progress LGBT+ inclusion at Manchester United for employees and supporters. In addition to this, Mr. Arnold was named as Diversity Ally of the Year at the European Diversity Awards in 2019. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

Cliff Baty, aged 52, is the Company’s Chief Financial Officer and a Director of the Company. He was appointed to our board of directors on 14 December 2017. He is responsible for managing all aspects of financial reporting and financial control of the Company. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

Edward Woodward, aged 50, is a Director of the Company. He joined the club in 2005 having previously worked as a senior investment banker within J.P. Morgan’s international mergers and acquisitions team between 1999 and 2005. Prior to joining J.P. Morgan, Mr. Woodward worked for PricewaterhouseCoopers LLP in the Accounting and Tax advisory department between 1993 and 1999. He received a Bachelor of Science degree in physics from Bristol University in 1993 and qualified for his Chartered Accountancy in 1996.

Kevin Glazer, aged 60, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 57, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL’s Media Owned and Operated Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 54, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is the President of the Glazer Vision Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 52, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers, and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor’s degree from Ithaca College.

Robert Leitão, aged 59, is an Independent Director of the Company. He is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group. Rothschild & Co Gestion is responsible for all aspects of the Rothschild & Co Group strategy, team and operations across its global network of 50+ offices. Robert is also Co-Chairman of the Rothschild & Co Group Executive Committee and Head of Global Advisory, the leading advisory firm in the world. He also serves as Chief Executive of NM Rothschild & Sons, Rothschild & Co’s subsidiary in the United Kingdom. Prior to joining Rothschild & Co in 1998, Robert was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Robert serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre for Entrepreneurs.

Manu Sawhney, aged 55, is an Independent Director of the Company. With over 29 years of rich experience in the sports, media, entertainment and consumer industry, Mr. Sawhney till recently served as the Chief Executive Officer of the International Cricket Council (ICC). ICC is the global governing body for the sport of cricket representing 105 members, the ICC governs and administrates the game and is responsible for the staging of major international tournaments including the ICC Men’s World Cup and Women’s

World Cup and the ICC Men’s and Women’s T20 World Cups as well as all associated qualifying events. Mr. Sawhney prior to this role served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state’s premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Prior to heading ESS’s Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS’s South Asia business based out of India. Mr. Sawhney holds a Bachelor’s degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation (YPO).

John Hooks, aged 66, is an Independent Director of the Company. He has been in the luxury fashion industry for over 40 years and has held positions in some of the sector’s most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Regional Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company’s global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. From 2016 to 2021 he was a senior adviser to McKinsey & Company and is on the board of Trussardi S.p.A.

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

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2022 was £7,185,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2022 was £8,000.

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

During the year ended 30 June 2022, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A
ordinary shares
Outstanding at beginning of the year	199,062
Awarded during the year	98,888
Vested during the year	(67,659)
Forfeited during the year	(38,240)
Outstanding at the end of the year	192,051

The fair value of shares awarded during the year was $10.59 (£8.72) per share.

Share reserve

Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14,788,222 shares remain available for issuance as of 1 September 2022.

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

We have entered into written employment or service agreements with certain of the members of our board of directors, which agreements provide, amongst other things, for benefits upon termination of employment. We have not entered into written employment or service agreements with our outside directors, including any member of the Glazer family.

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

Audit committee

Our audit committee consists of Messrs. John Hooks, Robert Leitão and Manu Sawhney. Our board of directors determined that each of Messrs. John Hooks, Robert Leitão and Manu Sawhney is financially literate and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and has been determined by the board of directors to qualify as an audit committee financial expert as set forth under the applicable rules of the Exchange Act. A copy of our audit committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

D.EMPLOYEES

Employees

The average monthly number of employees during the years ended 30 June 2022, 2021 and 2020, respectively, including directors, was as follows:

	2022	2021	2020
	Number	Number	Number
Average number of employees:
Football – men’s and women’s players	124	118	115
Football - technical and coaching	189	176	176
Commercial	151	131	129
Media	94	90	88
Administration and other	477	468	484
Average monthly number of employees	1,035	983	992

The table below sets out the average monthly number of employees during the years ended 30 June 2022, 2021 and 2020, respectively, including directors, by geography:

	2022	2021	2020
	Number	Number	Number

United Kingdom	983	926	928
Hong Kong	7	11	13
United States	2	3	3
Rest of World	43	43	48
Average monthly number of employees	1,035	983	992

We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 1,045, 945 and 3,593 temporary employees in fiscal years 2022, 2021 and 2020, respectively, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford. The reduction in temporary employees in fiscal 2021 is due to the COVID-19 pandemic and virtually all matches being played behind closed doors. Compensation to full-time and temporary employees is accounted for in our employee benefit expenses.

E.SHARE OWNERSHIP

The following table shows the number of shares owned by our directors and members of our executive management as of 2 September 2022:

	Class A				% of Total
	Ordinary		Class B		Voting
	Shares	%	Ordinary Shares	%	Power(1)
Avram Glazer(2)	—	—	16,606,979	15.07%	14.38%
Joel Glazer(3)	1,707,614	3.23%	21,899,366	19.87%	19.11%
Edward Woodward	551,486	1.04%	—	—	0.05%
Richard Arnold	(*)	(*)	—	—	(*)
Cliff Baty	(*)	(*)	—	—	(*)
Kevin Glazer(4)	—	—	15,899,366	14.43%	13.77%
Bryan Glazer(5)	—	—	19,899,365	18.06%	17.23%
Darcie Glazer Kassewitz(6)	603,806	1.14%	20,899,365	18.96%	18.15%
Edward Glazer(7)	—	—	15,003,172	13.61%	12.99%
Robert Leitão	—	—	—	—	—
Manu Sawhney	—	—	—	—	—
John Hooks	—	—	—	—	—
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(3)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(4)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(5)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(6)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(7)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.
(*)	These directors and members of our executive management individually own less than 1% of our Class A ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 2 September 2022, based on notifications made to the Company or public filings:

	Class A				% of Total
	Ordinary		Class B		Voting
	Shares	%	Ordinary Shares	%	Power(1)
Lindsell Train Limited(2)	10,847,340	20.55%	—	—	0.94%
Ariel Investments, LLC (3)	10,934,059	20.71%	—	—	0.95%
Massachusetts Financial Services Company (4)	3,166,867	6.00%	—	—	0.27%
Avram Glazer(5)	—	—	16,606,979	15.07%	14.38%
Joel M. Glazer(6)	1,707,614	3.23%	21,899,366	19.87%	19.11%
Kevin Glazer(7)	—	—	15,899,366	14.43%	13.77%
Bryan G. Glazer(8)	—	—	19,899,365	18.06%	17.23%
Darcie S. Glazer(9)	603,806	1.14%	20,899,365	18.96%	18.15%
Edward S. Glazer (10)	—	—	15,003,172	13.61%	12.99%
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Based on information reported on a Schedule 13G/A filed on 11 February 2022, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train have shared and dispositive power over 10,847,340 shares of our Class A ordinary shares. Each of Messrs. Lindsell and Train own a significant membership interest in LTL and may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.
(3)	Based on information reported on a Schedule 13G/A filed on 14 February 2022, Ariel Investments, LLC (“AIL”) has voting and dispositive power over 10,934,059 of our Class A ordinary shares.. The business address of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.
(4)	Based on information reported on a Schedule 13G filed on 2 February 2022, Massachusetts Financial Services Company (“MFS”) has sole voting and dispositive power over 3,166,867 of our Class A ordinary shares. The business address of MFS is 111 Huntington Avenue, Boston, MA 02199.
(5)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(6)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(7)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(8)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(9)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(10)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.

Since 1 September 2019 until 1 September 2022, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

●	on 25 September 2019, Finsbury Growth & Income Trust PLC made a public filing that it held 2,055,000 of our Class A ordinary shares, representing 0.16% of total voting power;
●	on 10 February 2020, Lindsell Train Limited made a public filing that it held 11,279,350 of our Class A ordinary shares, representing 0.88% of total voting power;
●	on 13 February 2020, Jupiter Asset Management Limited made a public filing that it held 3,143,670 of our Class A ordinary shares, representing 0.25% of total voting power;

●	on 14 February 2020, Lansdowne Partners (UK) LLP made a public filing that it ceased to hold more than five percent of our Class A ordinary shares;
●	on 14 February 2020, Baron Capital Group, Inc. made a public filing that it held 12,516,419 of our Class A ordinary shares, representing 0.98% of total voting power;
●	on 2 February 2021, Jupiter Asset Management Limited made a public filing that it ceased to hold more than five percent of our Class A ordinary shares;
●	on 10 February 2021, Lindsell Train Limited made a public filing that it held 11,567,199 of our Class A ordinary shares, representing 0.90% of total voting power;
●	on 11 February 2021, Massachusetts Financial Services Company made a public filing that it held 2,449,084 of our Class A ordinary shares, representing 0.19% of total voting power;
●	on 12 February 2021, Baron Capital Group, Inc. made a public filing that it held 11,358,742 of our Class A ordinary shares, representing 0.89% of total voting power;
●	on 16 March 2021, Avram Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 16,606,979 of our Class B ordinary shares, representing 13.39% of total voting power.
●	on 11 June 2021, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 1,707,614 of our Class A ordinary shares and 21,899,366 of our Class B ordinary shares, representing 19.11% of total voting power;
●	on 10 September 2021, Ariel Investments LLC made a public filing that it beneficially owned 5,971,625 of our Class A ordinary shares, representing 0.52% of total voting power;
●	on 13 September 2021, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 19,899,365 of our Class B ordinary shares, representing 17.23% of total voting power;
●	on 18 October 2021, Kevin Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,899,366 of our Class B ordinary shares, representing 13.77% of total voting power;
●	on 18 October 2021, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,003,172 of our Class B ordinary shares, representing 12.99% of total voting power;
●	on 1 December 2021, Lindsell Train Limited made a public filing that it beneficially owned 11,108,340 of our Class A ordinary shares, representing 0.96% of total voting power;
●	on 10 December 2021, Ariel Investments LLC made a public filing that it beneficially owned 10,596,721 of our Class A ordinary shares, representing 0.92% of total voting power;
●	on 2 February 2022, Massachusetts Financial Services Company made a public filing that it held 3,166,867 of our Class A ordinary shares, representing 0.27% of total voting power;
●	on 11 February 2022, Lindsell Train Limited made a public filing that it beneficially owned 10,847,340 of our Class A ordinary shares, representing 0.94% of total voting power;
●	on 14 February 2022, Ariel Investments LLC made a public filing that it beneficially owned 10,934,059 of our Class A ordinary shares, representing 0.95% of total voting power;
●	on 14 February 2022, Baron Capital Group, Inc. made a public filing that it held 9,764,453 of our Class A ordinary shares, representing 0.84% of total voting power;
●	on 21 March 2022, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 1,707,614 of our Class A ordinary shares and 21,899,366 of our Class B ordinary shares, representing 19.11% of total voting power;
●	on 7 April 2022, Baron Capital Group, Inc. made a public filing that it held 5,583,670 of our Class A ordinary shares, representing 0.48% of total voting power; and
●	on 5 July 2022, Baron Capital Group, Inc. made a public filing that it held 1,553,888 of our Class A ordinary shares, representing 0.13% of total voting power.

US Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 2 September 2022, we had 51,870,402 Class A ordinary shares held by 3,605 US resident shareholders of record, representing approximately 4.49% of total voting power and 110,207,613 Class B ordinary shares held by 12 US resident shareholders of record, representing approximately 95.63% of total voting power.

Shareholders’ Arrangements

As of 2 September 2022, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.

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

There have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2021 through the date of this Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2021 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

In fiscal year 2022, we paid cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share on 30 July 2021, 7 January 2022 and 24 June 2022. We currently intend to continue paying regular semi-annual cash dividends on our Class A ordinary shares and Class B ordinary shares of $0.09 per share from our operating cash flows. The declaration and payment of any future dividends, however, will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, including the impact of the COVID 19 pandemic on such items, in addition to the various other considerations discussed below.

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

B.SIGNIFICANT CHANGES

Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2022, for total proceeds, net of associated costs, of £16,590,000. The associated net book value was £1,075,000. Also subsequent to 30 June 2022, solidarity contributions, training compensation, sell-on fees and contingent consideration totaling £192,000 became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2022, the registrations of certain players and coaching staff were acquired or extended for a total consideration, including associated costs, of £218,146,000. Payments are due within the next five years.

ITEM 9. THE OFFER AND LISTING

Markets

We are incorporated under the Companies Law (as amended) of the Cayman Islands, and our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 2 September 2022 we had 52,854,464 Class A ordinary shares listed.

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

C.MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Fifth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.1 to this Annual Report.
●	Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.3 to this Annual Report.
●	Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.4 to this Annual Report.
●	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.5 to this Annual Report.

●	Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated 14 June 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.
●	Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.7 to this Annual Report.
●	Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.8 to this Annual Report.
●	First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.10 to this Annual Report.
●	Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.11 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.12 to this Annual Report.
●	2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.13 to this Annual Report.
●	Premier League Handbook, Season 2021/22. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2021/22. A copy of the Handbook is included as Exhibit 4.14 to this Annual Report.
●	Premier League Handbook, Season 2022/23. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2022/23. A copy of the Handbook is included as Exhibit 4.15 to this Annual Report.

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

This summary does not discuss all aspects of US federal income taxation that may be relevant to investors in light of their particular circumstances, such as investors subject to special tax rules, including without limitation the following, all of whom may be subject to tax rules that differ significantly from those summarized below:

●	financial institutions;
●	insurance companies;
●	dealers in stocks, securities, or currencies or notional principal contracts;
●	regulated investment companies;
●	real estate investment trusts;
●	tax-exempt organizations;
●	partnerships and other pass-through entities, or persons that hold Class A ordinary shares through pass-through entities;
●	investors that hold Class A ordinary shares as part of a straddle, conversion, constructive sale or other integrated transaction for US federal income tax purposes;
●	US holders that have a functional currency other than the US dollar;
●	US expatriates and former long-term residents of the United States;

●	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
●	persons subject to special tax accounting rules as a result of any item of income relating to our Class A ordinary shares being taken into account in an applicable financial statement.

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

For purposes of this summary, a “US Holder” is a beneficial owner of the Company’s Class A ordinary shares that is, for US federal income tax purposes:

●	an individual who is a citizen or resident of the United States,
●	a corporation created in, or organized under the laws of, the United States, any state thereof or the District of Columbia,
●	an estate the income of which is includible in gross income for US federal income tax purposes regardless of its source, or
●	a trust that (i) is subject to the primary supervision of a US court and the control of one or more US persons or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a US person.

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

Sale or other disposition

Subject to the discussion under “ — Foreign Account Tax Compliance Act” below, a Non-US Holder will not be subject to US federal income tax in respect of any gain on a sale or other disposition of the Class A ordinary shares unless:

●	the gain is effectively connected with the Non-US Holder’s conduct of a trade or business within the United States and, where required by an income tax treaty, is attributable to a permanent establishment or fixed base of the Non-US Holder;

●	the Non-US Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met; or
●	the Company is or has been a “US real property holding corporation” during the shorter of the five-year period preceding the disposition and the Non-US Holder’s holding period for the Class A ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to note 30 to our audited consolidated financial statements as of 30 June 2022 and 2021 and for the years ended 30 June 2022, 2021 and 2020 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

As of 30 June 2022, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £1.2 million (this amount is stated gross before deducting related tax).

Based on exchange rates existing as of 30 June 2022, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £1.7 million for the year ended 30 June 2022. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £2.1 million for the year ended 30 June 2022.

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

Cash flow and fair value interest rate risk

Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facilities and our secured term loan facility bear interest at variable rates. As of 30 June 2022, we had £185.2 million of variable rate indebtedness outstanding under our secured term loan facility and £100 million of variable rate indebtedness outstanding under our revolving facilities. We manage our cash flow interest rate risk, where considered appropriate, using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

Other than as disclosed herein, we have no additional hedging policies.

Derivative Financial Instruments

Interest rate swaps

We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2022, the fair value of outstanding interest rate swaps was an asset of £2.5 million.

Foreign exchange forward contracts

We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2022, the fair value of outstanding foreign exchange forward contracts was a net asset of £0.2 million.

Embedded foreign exchange derivatives

We have a number of foreign exchange based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2022, the fair value of such derivatives was an asset of £20.3 million and a liability of £nil.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2022, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2022 was effective.

Our internal control over financial reporting as of 30 June 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-5 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2022 and 2021. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2022 and 2021, and breaks down these amounts by category of service:

	2022	2021
	£’000	£’000
Audit Fees	620	781
Audit-Related Fees	94	14
Tax Fees	13	35
Total	727	830

Audit Fees

Audit fees for the years ended 30 June 2022 and 2021 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letter work.

Audit-Related Fees

Audit-related fees for the years ended 30 June 2022 and 2021 were related to the audit of the Group pension scheme financial statements.

Tax Fees

Tax fees for the years ended 30 June 2022 and 2021 were related to tax compliance and tax advice services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER

No repurchases of our Class A ordinary shares were made during the fiscal year ended 30 June 2022.

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

As of 30 June 2022, a total of 1,682,896 shares have been repurchased. The average price paid per share was £12.66 and the approximate value of shares that may yet be purchased under the program is £6.0 million. Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred

All of the shares reported above were repurchased under this share repurchase program.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

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

4.3

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent.

4.4

Revolving Facility Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited,Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent.

4.5

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

4.7

Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent.

4.8

Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent.

4.9	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).

4.10

First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent.

4.11

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent.

4.12

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent.

4.13	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.14	Premier League Handbook, Season 2021/22 (included as Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 20 September 2021).

4.15	Premier League Handbook, Season 2022/23.

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP, dated 23 September 2022.

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

Auditor name: PricewaterhouseCoopers LLP

Auditor firm ID:876

Auditor location:Manchester, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2022 and 2021, and the related consolidated statements of profit or loss, comprehensive income/(loss), changes in equity and cash flows for each of the three years in the period ended 30 June 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Commercial revenue

As described in Note 4 to the consolidated financial statements, the Company’s consolidated revenue recognised for the year ending 30 June 2022 was £583,201 thousand, of which £257,820 thousand relates to commercial revenue. A number of commercial contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time. Minimum guaranteed revenue is recognised over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor.  As disclosed by management, the Company has a 10-year agreement with adidas with respect to global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015.  The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Revenue is currently being recognized based on management’s estimate at 30 June 2022 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Commercial revenue (continued)

The principal considerations for our determination that performing procedures relating to commercial revenue is a critical audit matter are the significant estimate by management to allocate and recognize revenue of performance obligations and in determining the minimum guarantee amount that will most likely be received under the adidas contract. This, in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s (i) allocation and recognition of revenue for each performance obligation and (ii) the significant assumption of the club’s participation in the Champions League.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to commercial revenue recognition, including controls over the allocation and recognition of revenue for the performance obligations, and the development of the significant assumption related to the club’s participation in the Champions League. These procedures also included, among others, testing management’s process for allocating and recognizing revenue in line with performance obligations, including evaluating the appropriateness of the methodology, testing the completeness and accuracy of data used in the estimate, and evaluating the reasonableness of the significant assumption related to the club’s participation in the Champions League.  Evaluating the reasonableness of the allocation of revenue to performance obligations involved obtaining the related contracts and comparing the allocation and recognition of revenue to the contract terms.  Evaluating the reasonableness of the significant assumption related to the club’s participation in the Champions League involved evaluating historical participation data.

Fair value of intangible assets – registrations

As described in Note 16 to the consolidated financial statements, the Company’s consolidated intangible assets relating to player registrations for the year ending 30 June 2022 was £316,221 thousand. As disclosed by management, the costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the fair value of the consideration payable, including an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis.  Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortisation recognised in the statement of profit or loss.

The principal considerations for our determination that performing procedures relating to fair value of intangible assets - registrations is a critical audit matter are the significant estimation by management when developing the estimate over the contingent consideration payable, including assessing the likelihood of specific performance conditions being met.  This, in turn, led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate management’s significant estimates over the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration, including the number of player appearances.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets – registrations, including controls over the review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for estimating the fair value of the contingent considerations, including evaluating the model, testing the completeness and accuracy of data, and evaluating the reasonableness of the significant assumptions over the expected likelihood of the specific performance obligations being met. Evaluating the likelihood of the specific performance obligations being met involved assessing the reasonableness of factors considered including the number of player appearances.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

23 September 2022

We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
		2022	2021	2020
	Note	£’000	£’000	£’000
Revenue from contracts with customers	4	583,201	494,117	509,041
Operating expenses	5	(692,520)	(538,424)	(522,204)
Profit on disposal of intangible assets	8	21,935	7,381	18,384
Operating (loss)/profit		(87,384)	(36,926)	5,221
Finance costs		(85,915)	(36,411)	(27,391)
Finance income		23,676	49,310	1,352
Net finance (costs)/income	9	(62,239)	12,899	(26,039)
Loss before income tax		(149,623)	(24,027)	(20,818)
Income tax credit/(expense)	10	34,113	(68,189)	(2,415)
Loss for the year		(115,510)	(92,216)	(23,233)
(Loss)/earnings per share during the year
Basic loss per share (pence)	11	(70.86)	(56.60)	(14.14)
Diluted loss per share (pence)(1)	11	(70.86)	(56.60)	(14.14)
(1)	For the years ended 30 June 2022, 2021 and 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income/(loss)

	Year ended 30 June
	2022	2021	2020
	£’000	£’000	£’000
Loss for the year	(115,510)	(92,216)	(23,233)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Movements on hedges (note 30.2)	5,148	22,698	2,877
Income tax (expense)/credit relating to movements on hedges (note 30.2)	(1,287)	(569)	102
Other comprehensive income for the year, net of income tax	3,861	22,129	2,979
Total comprehensive loss for the year	(111,649)	(70,087)	(20,254)

The above consolidated statement of comprehensive income/(loss) should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
		2022	2021
	Note	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	13	242,661	247,059
Right-of-use assets	14	4,072	4,383
Investment properties	15	20,273	20,553
Intangible assets	16	743,278	754,467
Trade receivables	19	29,757	20,404
Derivative financial instruments	20	16,462	499
		1,056,503	1,047,365
Current assets
Inventories	18	2,200	2,080
Prepayments		15,534	7,407
Contract assets – accrued revenue	4.2	36,239	40,544
Trade receivables	19	49,210	50,370
Other receivables		1,569	460
Income tax receivable		4,590	1,108
Derivative financial instruments	20	6,597	318
Cash and cash equivalents	21	121,223	110,658
		237,162	212,945
Total assets		1,293,665	1,260,310

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)

		As of 30 June
		2022	2021
	Note	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53
Share premium		68,822	68,822
Treasury shares	23	(21,305)	(21,305)
Merger reserve		249,030	249,030
Hedging reserve	30.2	950	(10,436)
Retained deficit		(170,042)	(13,652)
Total equity		127,508	272,512
Non-current liabilities
Deferred tax liabilities	17	7,402	35,546
Contract liabilities - deferred revenue	4.2	16,697	22,942
Trade and other payables	24	102,347	67,517
Borrowings	25	530,365	465,049
Lease liabilities	14	2,869	3,083
Derivative financial instruments	20	49	5,472
Provisions	26	11,586	4,157
		671,315	603,766
Current liabilities
Contract liabilities - deferred revenue	4.2	165,847	117,984
Trade and other payables	24	220,587	192,661
Income tax liabilities		—	6,036
Borrowings	25	105,757	65,187
Lease liabilities	14	1,561	1,257
Derivative financial instruments	20	32	262
Provisions	26	1,058	645
		494,842	384,032
Total equity and liabilities		1,293,665	1,260,310

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

						Retained
	Share	Share	Treasury	Merger	Hedging	(deficit)/	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2019	53	68,822	—	249,030	(35,544)	132,841	415,202
Loss for the year	—	—	—	—	—	(23,233)	(23,233)
Cash flow hedges	—	—	—	—	2,877	—	2,877
Tax credit relating to movements on hedges	—	—	—	—	102	—	102
Total comprehensive loss for the year	—	—	—	—	2,979	(23,233)	(20,254)
Acquisition of treasury shares (Note 23)	—	—	(21,305)	—	—	—	(21,305)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	818	818
Dividends paid (Note 12)	—	—	—	—	—	(23,229)	(23,229)
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Loss for the year	—	—	—	—	—	(92,216)	(92,216)
Cash flow hedges	—	—	—	—	22,698	—	22,698
Tax expense relating to movements on hedges	—	—	—	—	(569)	—	(569)
Total comprehensive loss for the year	—	—	—	—	22,129	(92,216)	(70,087)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	2,085	2,085
Dividends paid (Note 12)	—	—	—	—	—	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the year	—	—	—	—	—	(115,510)	(115,510)
Cash flow hedges	—	—	—	—	5,148	—	5,148
Tax expense relating to movements on hedges	—	—	—	—	(1,287)	—	(1,287)
Total comprehensive loss for the year	—	—	—	—	3,861	(115,510)	(111,649)
Reclassified	—	—	—	—	7,525	(7,525)	—
Equity-settled share-based payments (Note 28)	—	—	—	—	—	198	198
Dividends paid (Note 12)	—	—	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
		2022	2021	2020
	Note	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	27	121,704	137,778	17,569
Interest paid		(20,642)	(20,542)	(20,456)
Interest received		145	3	1,247
Tax paid		(4,836)	(4,156)	(2,180)
Net cash inflow/(outflow) from operating activities		96,371	113,083	(3,820)
Cash flows from investing activities
Payments for property, plant and equipment		(8,323)	(6,241)	(21,291)
Payments for intangible assets(1)		(115,415)	(138,189)	(220,577)
Proceeds from sale of intangible assets(1)		30,307	45,996	29,022
Payments for derivative financial assets		—	(939)	—
Net cash outflow from investing activities		(93,431)	(99,373)	(212,846)
Cash flows from financing activities
Acquisition of treasury shares		—	—	(21,305)
Proceeds from borrowings		40,000	60,000	—
Principal elements of lease payments		(1,407)	(1,641)	(1,865)
Dividends paid		(33,553)	(10,718)	(23,229)
Net cash inflow/(outflow) from financing activities		5,040	47,641	(46,399)
Net increase/(decrease) in cash and cash equivalents		7,980	61,351	(263,065)
Cash and cash equivalents at beginning of year		110,658	51,539	307,637
Effect of exchange rate changes on cash and cash equivalents		2,585	(2,232)	6,967
Cash and cash equivalents at end of year	21	121,223	110,658	51,539
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1	General information

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

These financial statements were approved by the board of directors on 23 September 2022.

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

COVID-19 pandemic and going concern

Due to remaining summer restrictions on overseas travel, we did not undertake a first team promotional overseas tour at the start of fiscal 2022, and instead we played four domestic games, two of which were held at Old Trafford.

Whilst the nature of the pandemic may result in UK government restrictions being re-imposed in the future, the majority of such restrictions were lifted ahead of the start of the 2021/22 season, with Old Trafford stadium welcoming back fans at full capacity. All matches played in the year operated at full capacity.

Despite the ongoing uncertainty, the Group remains well placed with a strong balance sheet, including cash resources as at 30 June 2022 of £121.2 million. All funds are held as cash and cash equivalents and therefore available on demand. As at 30 June 2022, the Group also has access to undrawn revolving facilities of £200 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As at 30 June 2022 the Group also has £100 million outstanding loans under our revolving facilities. The Group’s revolving facilities, secured notes and secured term loan mature in 2027, 2027 and 2029 respectively. As of 30 June 2022, the Company was in compliance with all debt covenants.

As a result of a detailed assessment, including various downside assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continue to adopt the going concern basis for preparing the annual financial statements.

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

(iii)	New and amended standards adopted by the Group

No new accounting standards, or amendments to accounting standards, or IFRIC interpretations that are effective for the year ended 30 June 2022, have had a material impact on the Group’s financial statements.

(iv)	New and amended standards and interpretations not yet adopted

There are no other standards or interpretations that are not yet effective and that would be expected to have a material impact the Group in the future reporting periods or on foreseeable future transactions.

(v)	Effect of IBOR reform

For the year ended 30 June 2021, we adopted the Phase 2 amendments to IFRS 9, “Financial Instruments” for the first time.

On 10 December 2021 and 13 December 2021, the Group amended and restated its revolving facility agreements with Bank of America and Santander plc respectively, to provide for an alternate method of calculating our interest rates following the cessation of GBP LIBOR and the 1-week and 2-month USD LIBOR rates. Interest is now calculated based on the Sterling Overnight Index Average (SONIA) plus a credit adjustment spread. The impact of these amendment was not material in the year ended 30 June 2022.

Our secured term loan facility of $225.0 million remains subject to USD LIBOR which is expected to be phased out completely by 30 June 2023. Therefore, in due course, the Group will need to re-negotiate terms with its lender and amend the terms of the related interest swap. Such amendments are expected to be achieved without material financial impact to the Group.

The following table contains details of all financial instruments held at 30 June 2022 which reference USD LIBOR and have not yet transitioned to an alternative interest rate benchmark, such that phase 1 reliefs continue to be applied to the hedge relationship as there remains uncertainty arising from IBOR reform:

	Carrying value as at 30 June 2022
	Assets	Liabilities
	£000	£000
Borrowings (measured at amortised cost)	—	(183,191)
Derivative financial instruments	2,458	—
Total	2,458	(183,191)

The Group has adopted the following hedge accounting reliefs provided by Phase 2 of the amendments:

(i)

Hedge designation – When the Phase 1 amendments cease to apply, the group will amend its cash flow hedge designation to reflect changes which are required by IBOR reform, but only to make one or more of these changes:

●	Designating an alternative benchmark rate (contractually or non-contractually specified) as a hedged risk;
●	Amending the description of the hedged item, including the designated portion of the cash flows being hedged; or
●	Amending the description of the hedging instrument.

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)

2.1Basis of preparation (continued)

(v)	Effect of IBOR reform (continued)

The Group will update its hedge documentation to reflect these changes at the end of the reporting period in which the changes are made. The amendments to hedge documentation do not require the Group to discontinue the cash flow hedge relationship.

(ii)Risk components – The Group is permitted to designate an alternative benchmark rate as a non-contractually specified risk component, even if it is not separately identifiable at the date when it is designated, provided that the Group reasonably expects that it will meet the requirements within 24 months of the first designation and the risk component is reliably measurable. The Group has not designated any alternative benchmark rates as risk components in any hedge relationships during the period.

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

(iii)	Exchange rates

The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2022	2021	2020	2022	2021	2020
Euro	1.1630	1.1651	1.0998	1.1787	1.1382	1.1391
US Dollar	1.2151	1.3820	1.2374	1.3288	1.3461	1.2633

2.5	Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in Note 4.

2.6	Employee benefits
(i)	Short-term obligations

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

Notes to the consolidated financial statements (continued)

2Summary of significant accounting policies (continued)

2.17 Derivatives and hedging activities (continued)

(i)Cash flow hedges that qualify for hedge accounting (continued)

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

2.18 Cash and cash equivalents

For the purposes of presentation in the consolidated balance sheet and the consolidated statement of cash flows, cash and cash equivalents includes cash in hand, deposits held at call with financial institutions, and, if applicable, other short-term highly liquid investments with original maturities of three months or less.

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

3.1	Significant estimates and assumptions

The areas involving significant estimates are:

●	Estimate of minimum guarantee revenue recognition — see Note 4.3(i)
●	Estimate of fair value of registrations — see Note 16
●	Recognition of deferred tax assets — see Note 17
●	Recognition of tax related provisions – see Note 26

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

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2022	2021	2020
	£’000	£’000	£’000
Sponsorship	147,881	140,209	182,709
Retail, merchandising, apparel & products licensing revenue	109,939	91,996	96,335
Commercial	257,820	232,205	279,044
Domestic competitions	140,629	174,683	115,415
European competitions	67,477	73,827	16,836
Other	6,741	6,305	7,952
Broadcasting	214,847	254,815	140,203
Matchday	110,534	7,097	89,794
	583,201	494,117	509,041

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.1	Disaggregation of revenue from contracts with customers (continued)

Revenue derived from entities accounting for more than 10% of revenue in either 2022, 2021 or 2020 were as follows:

	2022	2021	2020
	£’000	£’000	£’000
Customer A	146,114	177,160	118,069
Customer B	76,377	77,426	77,852
Customer C	67,477	73,827	<10%
Customer D	<10%	<10%	52,269

All non-current assets are held within the United Kingdom.

4.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract
assets — accrued
revenue
£’000
At 1 July 2020	45,966
Recognized in revenue during the year	39,037
Cash received/amounts invoiced during the year	(43,973)
Loss allowance	(486)
At 30 June 2021	40,544
Recognized in revenue during the year	34,948
Cash received/amounts invoiced during the year	(39,253)
At 30 June 2022	36,239

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.2	Assets and liabilities related to contracts with customers (continued)

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract	Non-current	Total contract
	liabilities –	contract liabilities –	liabilities –
	deferred revenue	deferred revenue	deferred revenue
	£’000	£’000	£’000
At 1 July 2020	(171,574)	(18,759)	(190,333)
Recognized in revenue during the year	135,560	—	135,560
Cash received/amounts invoiced during the year	(86,153)	—	(86,153)
Reclassified during the year	4,183	(4,183)	—
At 30 June 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the year	108,001	—	108,001
Cash received/amounts invoiced during the year	(149,619)	—	(149,619)
Reclassified during the year	(6,245)	6,245	—
At 30 June 2022	(165,847)	(16,697)	(182,544)

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

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.3	Accounting policies and significant judgments (continued)
(i)	Commercial (continued)

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

Significant estimates

A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the sponsorship agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

The Group has a 10-year agreement with adidas which began on 1 August 2015. The minimum guarantee payable by adidas over the term of the agreement is £750 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s first team wins the Premier League, FA Cup or Champions League, or decrease if the club’s men’s first team fails to participate in the Champions League for two or more consecutive seasons with the maximum possible increase being £4 million per year and the maximum possible reduction being 30% of the applicable payment for the year in which the second or other consecutive season of non-participation falls. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League. Revenue is currently being recognized based on management’s estimate at 30 June 2022 that the full minimum guarantee amount is the most likely amount that will be received, as management does not expect two consecutive seasons of non-participation in the Champions League.

(ii)	Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.

Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied, i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied, i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed).

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

Notes to the consolidated financial statements (continued)

4Revenue from contracts with customers (continued)

4.3Accounting policies and significant judgments (continued)

(iii)	Matchday (continued)

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

As a result of COVID-19, all matches other than one in the prior period were played behind closed doors. In fiscal 2022, the Old Trafford stadium has welcomed back fans at full capacity.

5	Operating expenses

	2022	2021	2020
	£’000	£’000	£’000
Employee benefit expenses (Note 7)	(384,141)	(322,600)	(284,029)
Short-term and low value leases	(621)	(514)	(590)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(485)	(30)	(30)
Auditors’ remuneration: audit of the Company’s subsidiaries	(135)	(646)	(636)
Auditors’ remuneration: audit-related services	(14)	(14)	(13)
Auditors’ remuneration: other audit services	(80)	(105)	—
Auditors’ remuneration: tax compliance and tax advice services	(13)	(35)	(446)
Foreign exchange (losses)/gains on operating activities	(50)	(874)	816
Depreciation - property, plant and equipment (Note 13)	(12,285)	(12,987)	(12,735)
Depreciation – right-of-use assets (Note 14)	(1,749)	(1,698)	(1,656)
Depreciation - investment properties (Note 15)	(280)	(274)	(365)
Impairment - investment properties (Note 15)	—	—	(3,787)
Amortization – intangible assets (Note 16)	(151,462)	(124,398)	(126,756)
Sponsorship, other commercial and broadcasting costs	(17,174)	(10,861)	(20,097)
External Matchday costs	(24,372)	(9,022)	(19,196)
Property costs	(26,699)	(16,454)	(19,028)
Other operating expenses (individually less than £10,000,000)	(48,268)	(37,912)	(33,656)
Exceptional items (Note 6)	(24,692)	—	—
	(692,520)	(538,424)	(522,204)

6	Exceptional items

	2022	2021	2020
	£’000	£’000	£’000
Compensation for loss of office	23,827	—	—
Football League pension scheme deficit (Note 29)	865	—	—
	24,692	—	—

Compensation paid for loss of office relates to amounts payable to former men’s first team managers, certain members of the playing, coaching and scouting staff and certain non-playing staff.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation.

Notes to the consolidated financial statements (continued)

6	Exceptional items (continued)
(i)	Accounting policy

Exceptional items are disclosed separately in the financial statements where it is necessary to do so to provide further understanding of the financial performance of the Group. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

7	Employee benefit expenses

7.1Employee benefit expenses and average number of people employed

	2022	2021	2020
	£’000	£’000	£’000
Wages and salaries (including bonuses)	(338,503)	(283,463)	(249,564)
Social security costs	(40,881)	(33,773)	(29,743)
Share-based payments (Note 28)	(1,026)	(2,002)	(1,435)
Pension costs - defined contribution schemes (Note 29.2)	(3,731)	(3,362)	(3,287)
	(384,141)	(322,600)	(284,029)

Details of the pension arrangements offered by the Company and the Group are disclosed in Note 29.

The average number of employees during the year, including directors, was as follows:

	2022	2021	2020
	Number	Number	Number
By activity:
Football – men’s and women’s players	124	118	115
Football - technical and coaching	189	176	176
Commercial	151	131	129
Media	94	90	88
Administration and other	477	468	484
Average number of employees	1,035	983	992

The Group also employs approximately 1,045 temporary staff to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford (2021: 945; 2020: 3,593), the costs of which are included in the employee benefit expense above. The reduction in temporary employees in fiscal 2021 is due to the COVID-19 pandemic and virtually all matches being played behind closed doors.

7.2Key management compensation

Key management includes directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2022	2021	2020
	£’000	£’000	£’000
Short-term employee benefits	(6,893)	(8,326)	(9,507)
Share-based payments	(284)	(1,125)	(1,017)
Post-employment benefits	(8)	(5)	(20)
	(7,185)	(9,456)	(10,544)

Notes to the consolidated financial statements (continued)

8	Profit on disposal of intangible assets

	2022	2021	2020
	£’000	£’000	£’000
Profit on disposal of registrations	18,971	4,601	15,664
Player loan income	2,964	2,780	2,720
	21,935	7,381	18,384

9	Net finance (costs)/income

	2022	2021	2020
	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(3,058)	(1,952)	(1,038)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(19,975)	(17,262)	(19,485)
Interest payable on lease liabilities (Note 14)	(97)	(109)	(131)
Amortization of issue costs on secured term loan facility and senior secured notes	(713)	(626)	(579)
Foreign exchange losses on retranslation of unhedged US dollar borrowings(1)	(58,738)	—	(4,436)
Unwinding of discount relating to registrations	(2,363)	(892)	(1,508)
Reclassified from hedging reserve (1)	—	(14,631)	—
Hedge ineffectiveness on cash flow hedges	(971)	—	(119)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	—	—	(95)
Foreign currency options	—	(939)	—
Total finance costs	(85,915)	(36,411)	(27,391)
Interest receivable on short-term bank deposits	145	3	1,352
Foreign exchange gains on retranslation of unhedged US dollar borrowings(2)	—	48,015	—
Reclassified from hedging reserve (3)	326	—	—
Hedge ineffectiveness on cash flow hedges	—	1,234	—
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	23,205	58	—
Total finance income	23,676	49,310	1,352
Net finance (costs)/income	(62,239)	12,899	(26,039)
(1)	Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.
(3)	Foreign exchange losses immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

Notes to the consolidated financial statements (continued)

10	Income tax credit/(expense)

	2022	2021	2020
	£’000	£’000	£’000
Current tax:
Current tax on loss for the year(1)	5,084	(3,972)	551
Adjustment in respect of previous years	223	490	(598)
Foreign tax	(625)	(688)	(942)
Total current tax credit/(expense)	4,682	(4,170)	(989)
Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	—	3,831	4,591
Re-measurement of US deferred tax asset(2)	—	(66,561)	(3,916)
Adjustment in respect of previous years	—	973	(1,150)
Total US deferred tax expense (Note 17)	—	(61,757)	(475)
UK deferred tax:
Origination and reversal of temporary differences	29,142	9,762	2,452
Adjustment in respect of previous years	289	(800)	512
Impact of change in UK corporation tax rate(2)	—	(11,224)	(3,915)
Total UK deferred tax credit/(expense) (Note 17)	29,431	(2,262)	(951)
Total deferred tax credit/(expense)	29,431	(64,019)	(1,426)
Total income tax credit/(expense)	34,113	(68,189)	(2,415)

A reconciliation of the total income tax credit/(expense) is as follows:

	2022	2021	2020
	£’000	£’000	£’000
Loss before income tax	(149,623)	(24,027)	(20,818)
Loss before tax multiplied by UK corporation tax rate of 19.0% (2021: 21.0% - weighted average US federal corporate income tax rate; 2020: 21.0% - weighted average US federal corporate income tax rate)	28,428	5,046	4,372
Tax effects of:
Adjustment in respect of previous years	512	663	(1,236)
Difference in tax rates on non-US operations	—	216	26
Recognition of UK R&D tax claims in respect of previous years	—	—	537
Foreign exchange (losses)/gains on US dollar denominated tax basis	—	(3,146)	735
(Expenses not deductible for tax purposes)/income not taxable	(1,197)	(526)	757
Irrecoverable foreign tax credits	(625)	—	—
Impact of change in UK Corporation tax rate(2)	6,995	(77,785)	—
Unrealized foreign exchange gains/(losses) not taxable in the US	—	7,343	(3,690)
Re-measurement of foreign tax credit US deferred tax asset	—	—	(3,916)
Total income tax credit/(expense)	34,113	(68,189)	(2,415)

Notes to the consolidated financial statements (continued)

10Income tax credit/(expense) (continued)

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive income:

	2022	2021	2020
	£’000	£’000	£’000
US deferred tax (Note 17)	—	3,395	422
UK deferred tax (Note 17)	(1,287)	(1,947)	1,479
Total deferred tax	(1,287)	1,448	1,901
Current tax(1)	—	(2,017)	(1,799)
Total income tax (expense)/credit recognized in other comprehensive income	(1,287)	(569)	102
(1)A tax credit has arisen in the year due to losses created in the period which have been carried back and offset against taxable profits arising in 2021.
(2)During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25%, effective April 2023, was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11,224,000 in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, we have written down the existing US deferred tax asset, on the basis it is no longer expected to give rise to a future economic benefit. This has resulted in a further non-cash deferred tax charge of £66,561,000 in the year ended 30 June 2021. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

The credit of £6,995,000 arising in the current year is a result UK deferred tax being recognized at the substantively enacted tax rate of 25% which is expected to be in point from 1 April 2023. The total tax charge reconciliation is performed at the current year tax rate of 19% resulting in a reconciling item.

11	(Loss)/earnings per share

	2022	2021	2020
Loss for the year (£’000)	(115,510)	(92,216)	(23,233)
Basic loss per share (pence)	(70.86)	(56.60)	(14.14)
Diluted loss per share (pence)(1)	(70.86)	(56.60)	(14.14)

(i)	Basic loss per share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of ordinary shares in issue during the financial year.

(ii)	Diluted loss per share

Diluted loss per share is calculated by adjusting the weighted average number of ordinary shares in issue during the year to assume conversion of all dilutive potential ordinary shares. The Company has one category of dilutive potential ordinary shares: share awards pursuant to the 2012 Equity Incentive Plan (the “Equity Plan”). Share awards pursuant to the Equity Plan are assumed to have been converted into ordinary shares at the beginning of the financial year, or, if later, the date of issue of the potential ordinary shares.

Notes to the consolidated financial statements (continued)

11	(Loss)/earnings per share (continued)
(iii)	Weighted average number of shares used as the denominator

	2022	2021	2020
	Number	Number	Number
	‘000	‘000	‘000
Class A ordinary shares	51,952	41,939	40,573
Class B ordinary shares	112,732	122,683	124,000
Treasury shares	(1,683)	(1,683)	(320)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	163,001	162,939	164,253
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(1)	—	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted (loss)/earnings per share(1)	163,001	162,939	164,253
(1)	For the years ended 30 June 2022, 30 June 2021 and 30 June 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

12	Dividends

Dividends paid in the year were $44,010,000 (2021: $14,665,000; 2020: $29,554,000) equivalent to $0.27 (2021: $0.09; 2020: $0.18) per share. The pounds sterling equivalents were £33,553,000 (2021: £10,718,000; 2020: £23,229,000) equivalent to £0.21 (2021: £0.07; 2020: £0.14) per share.

Notes to the consolidated financial statements (continued)

13	Property, plant and equipment

	Freehold	Plant and	Fixtures
	property	machinery	and fittings	Total
	£’000	£’000	£’000	£’000
At 1 July 2020
Cost	270,900	38,222	79,741	388,863
Accumulated depreciation	(56,435)	(32,461)	(45,528)	(134,424)
Net book amount	214,465	5,761	34,213	254,439
Year ended 30 June 2021
Opening net book amount	214,465	5,761	34,213	254,439
Additions	721	3,091	1,795	5,607
Transfers	7,366	—	(7,366)	—
Depreciation charge	(3,432)	(3,507)	(6,048)	(12,987)
Closing net book amount	219,120	5,345	22,594	247,059
At 30 June 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Year ended 30 June 2022
Opening net book amount	219,120	5,345	22,594	247,059
Additions	2,390	2,706	2,791	7,887
Transfers	—	231	(231)	—
Depreciation charge	(3,394)	(3,013)	(5,878)	(12,285)
Closing net book amount	218,116	5,269	19,276	242,661
At 30 June 2022
Cost	281,377	39,562	75,394	396,333
Accumulated depreciation	(63,261)	(34,293)	(56,118)	(153,672)
Net book amount	218,116	5,269	19,276	242,661

(i)	Assets pledged as security

Property, plant and equipment with a net book amount of £209,442,000 (2021: £213,452,000) has been pledged to secure the revolving facilities, the secured term loan facility and senior secured notes borrowings of the Group (see Note 25).

(ii)	Depreciation methods and useful lives

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

See Note 2.11 for the other accounting policies relevant to property, plant and equipment, and Note 2.10 for the Group’s policy regarding impairments.

(iii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to property, plant and equipment.

Notes to the consolidated financial statements (continued)

14	Leases
(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	2022	2021
	£’000	£’000
Property	3,655	4,004
Plant and machinery	417	379
Total	4,072	4,383

Additions to right-of-use assets in the year amounted £1,428,000 (2021: £1,522,000).

Lease liabilities:

	2022	2021
	£’000	£’000
Current	1,561	1,257
Non-current	2,869	3,083
Total lease liabilities	4,430	4,340

The following table provides an analysis of the movements in lease liabilities:

£’000
As at 1 July 2020	4,393
Cash flows	(1,684)
Acquisition	1,522
Accretion expense	109
As at 30 June 2021	4,340
Cash flows	(1,444)
Acquisition	1,437
Accretion expense	97
As at 30 June 2022	4,430

(ii)	Amounts recognized in the consolidated statement of profit or loss:

	2022	2021	2020
	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(1,534)	(1,534)	(1,530)
Plant and machinery	(215)	(164)	(126)
	(1,749)	(1,698)	(1,656)
Interest expense (included in finance cost)	(97)	(109)	(131)
Expense relating to short-term leases (included in operating expenses)	(579)	(472)	(562)
Expense relating to low value leases (included in operating expenses)	(42)	(42)	(28)

(iii)	The group’s leasing activities and how these are accounted for

The Group leases various offices and equipment. All leases with a term of more than 12 months, unless the underlying asset is of low value, are recognized as a right-of-use asset, with a corresponding lease liability, at the date at which the leased asset is available for use by the Group.

Notes to the consolidated financial statements (continued)

14	Leases (continued)

Lease liabilities:(continued)

(iii)	The group’s leasing activities and how these are accounted for (continued)

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

Notes to the consolidated financial statements (continued)

15	Investment properties

£’000
At 1 July 2020
Cost	32,193
Accumulated depreciation and impairment	(11,366)
Net book amount	20,827
Year ended 30 June 2021
Opening net book amount	20,827
Depreciation charge	(274)
Closing net book amount	20,553
At 30 June 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Year ended 30 June 2022
Opening net book amount	20,553
Depreciation charge	(280)
Closing net book amount	20,273
At 30 June 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273

(i)	Other amounts recognized in profit or loss for investment properties

	2022	2021
	£’000	£’000
Rental revenue	2,240	2,216
Direct operating expenses from properties, all of which generated rental revenue	294	761

The future minimum rentals receivable under non-cancellable operating leases are disclosed in Note 32.2.

(ii)	Carrying value of investment properties

Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2022 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation — Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2022 was £38,250,000 (2021: £24,700,000). The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

(iii)	Contractual commitments

The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2021: not material).

Notes to the consolidated financial statements (continued)

16	Intangible assets

			Other intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2020
Cost	421,453	831,275	14,797	1,267,525
Accumulated amortization	—	(484,403)	(7,952)	(492,355)
Net book amount	421,453	346,872	6,845	775,170
Year ended 30 June 2021
Opening net book amount	421,453	346,872	6,845	775,170
Additions	—	115,725	2,300	118,025
Disposals	—	(14,330)	—	(14,330)
Amortization charge	—	(120,280)	(4,118)	(124,398)
Closing book amount	421,453	327,987	5,027	754,467
At 30 June 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	—	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Year ended 30 June 2022
Opening net book amount	421,453	327,987	5,027	754,467
Additions	—	151,564	3,100	154,664
Disposals	—	(14,391)	—	(14,391)
Amortization charge	—	(148,949)	(2,513)	(151,462)
Closing book amount	421,453	316,211	5,614	743,278
At 30 June 2022
Cost	421,453	779,197	18,817	1,219,467
Accumulated amortization	—	(462,986)	(13,203)	(476,189)
Net book amount	421,453	316,211	5,614	743,278

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

When goodwill is tested for impairment, the recoverable amount of the cash-generating unit is determined based on a value-in-use calculation. This calculation requires the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these flows. These calculations have been carried out in accordance with the assumptions set out below.

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2021: 1.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 8.4% (2021: 7.9%) for each period, certain assumptions around progression in domestic and UEFA club competitions, and registrations capital expenditure.

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

See Note 2.14 for the other accounting policies relevant to intangible assets and Note 2.10 for the Group’s policy regarding impairments.

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Significant estimates — fair value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of the fair value of any contingent consideration. The estimate of the fair value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2022 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

The unamortized balance of existing registrations as of 30 June 2022 was £316.2 million (2021: £328.0 million), of which £130.6 million (2021: £114.9 million) is expected to be amortized in the year ending 30 June 2023 (2021: year ending 30 June 2022). The remaining balance is expected to be amortized over the three years to 30 June 2026 (2021: four years to 30 June 2026). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to other intangible assets.

(iii)	Internally generated other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2022 was £2,103,000 and £2,091,000 respectively (2021: £2,103,000 and £1,976,000 respectively).

17	Deferred tax

Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2022	2021
	£’000	£’000
UK deferred tax liabilities	7,402	35,546
At 30 June	7,402	35,546

The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2022	2021
	£’000	£’000
At 1 July	35,546	(27,025)
(Credited)/expensed to statement of profit or loss (Note 10)	(29,431)	64,019
Expensed/(credited) to other comprehensive income (Note 10)	1,287	(1,448)
At 30 June	7,402	35,546

Notes to the consolidated financial statements (continued)

17	Deferred tax (continued)

The movement in US net deferred tax assets are as follows:

			Unrealized
			foreign
			exchange
		Net	and			Property,
	Foreign	operating	derivative	Intangible	Deferred	plant and
	tax credits	losses	movements	assets	revenue	equipment	Other	Total(1)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2020	(27,815)	(9,537)	(2,296)	(9,070)	(5,831)	3,118	(6,931)	(58,362)
Expensed to statement of profit or loss (Note 10)	31,779	6,328	1,577	9,070	5,831	241	6,931	61,757
(Credited)/expensed to other comprehensive income (Note 10)	(3,964)	(150)	719	—	—	—	—	(3,395)
At 30 June 2021	—	(3,359)	—	—	—	3,359	—	—
Expensed/(credited) to statement of profit or loss (Note 10)	—	(4,492)	4,575	—	—	(83)	—	—
At 30 June 2022	—	(7,851)	4,575	—	—	3,276	—	—
(1)	The deferred tax assets have been written down in the year ended 30 June 2021 to the extent that they will not shelter profits arising from the unwind of the deferred tax liability. This is due to a change in the substantively enacted UK Corporation tax rate from 19% to 25%, effective April 2023. The current US federal corporate income tax rate is 21%. As a result of this change the US deferred tax asset is no longer forecast to give rise to a future economic benefit. It is expected that any future US tax payable will be sheltered by future foreign tax credits arising from UK tax payable. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

The movement in UK net deferred tax liabilities are as follows:

	Accelerated		Non	Property	Net
	tax		qualifying	fair value	operating
	depreciation	Intangibles	property	adjustment	losses	Other(3)	Total(4)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2020	608	9,881	13,290	13,735	—	(6,177)	31,337
Expensed/(credited) to statement of profit or loss (Note 10) (2)	1	5,119	4,192	3,707	(12,180)	1,423	2,262
Credited to other comprehensive income (Note 10)	—	—	—	—	—	1,947	1,947
At 30 June 2021	609	15,000	17,482	17,442	(12,180)	(2,807)	35,546
(Credited)/expensed to statement of profit or loss (Note 10)	(229)	1,359	(5)	(631)	(32,427)	2,502	(29,431)
Expensed to other comprehensive income (Note 10)	—	—	—	—	40	1,247	1,287
At 30 June 2022	380	16,359	17,477	16,811	(44,567)	942	7,402
(2)

An increase in the UK Corporation tax rate from 19% to 25%, effective April 2023, was substantively enacted in May 2021. This has resulted in the re-measurement of the UK deferred tax liability from 19% to 25% resulting in an additional charge of £11,224,000.

(3)	The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2023.
(4)	Of the total deferred tax liability, £7,402,000 is expected to be settled after more than one year.

Notes to the consolidated financial statements (continued)

17Deferred tax (continued)

Significant estimates - recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At 30 June 2022 there is an unrecognized US deferred tax asset of £87,609,000 which is detailed below (2021: £97,187,000 in respect of foreign tax credits in the US):

Salary not
		Net		paid with
	Foreign	operating	Intangible	2.5 months
	tax credits	losses	assets	of year end	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000
Unrecognized US deferred tax asset	25,678	46,670	4,088	5,892	5,281	87,609

At 30 June 2022, the Group had no unrecognized UK deferred tax assets (2021: £nil).

18	Inventories

	2022	2021
	£’000	£’000
Finished goods	2,200	2,080

(i)	Accounting policy

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

Inventories recognized as an expense during the year ended 30 June 2022 amounted to £11,345,000 (2021: £5,061,000; 2020: £6,443,000). These were included in operating expenses.

Write down of inventories to net realizable value amounted to £119,000 (2021: £194,000; 2020: £133,000). These were recognized as an expense during the year and included in operating expenses.

Reversal of previous inventory write-down amounted to £194,000 (2021: £127,000 2020: £22,000). These were recognized as a credit during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

19	Trade receivables

	2022	2021
	£’000	£’000
Trade receivables	91,207	75,745
Less: provision for impairment of trade receivables	(12,240)	(4,971)
Net trade receivables	78,967	70,774
Less: non-current portion
Trade receivables	29,757	20,404
Current trade receivables	49,210	50,370

(i)	Accounting policy

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

Net trade receivables include transfer fees receivable from other football clubs of £50,418,000 (2021: £43,153,000) of which £29,757,000 (2021: £20,404,000) is receivable after more than one year. Net trade receivables also include £19,903,000 (2021: £19,032,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities — deferred revenue.

(iii)	Fair value of trade receivables

The fair value of net trade receivables as at 30 June 2022 was £80,150,000 (2021: £71,819,000) before discounting of cash flows.

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in Note 30.

Notes to the consolidated financial statements (continued)

20	Derivative financial instruments

The Group has the following derivative financial instruments:

	2022		2021
	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	2,458	—	—	(5,121)
Forward foreign exchange contracts	—	—	—	(28)
At fair value through profit or loss:
Embedded foreign exchange derivatives	20,286	—	809	(527)
Forward foreign exchange contracts	315	(81)	8	(58)
	23,059	(81)	817	(5,734)
Less non-current portion:
Used for hedging:
Interest rate swaps	2,458	—	—	(5,121)
At fair value through profit or loss:
Embedded foreign exchange derivatives	13,786	—	499	(351)
Forward foreign exchange contracts	218	(49)	—	—
Non-current derivative financial instruments	16,462	(49)	499	(5,472)
Current derivative financial instruments	6,597	(32)	318	(262)

(i)	Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 - the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
●	Level 3 - if one or more of the significant inputs is not based on observable market data, the instrument is included in level 3.
(ii)	Valuation techniques used to determine fair value

All of the financial instruments detailed above are included in Level 2. Specific valuation techniques used to value financial instruments include:

●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value;
●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value.

Notes to the consolidated financial statements (continued)

21	Cash and cash equivalents

	2022	2021
	£’000	£’000
Cash at bank and in hand	121,223	110,658

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2020	164,622	53
Employee share-based compensation awards — issue of shares	55	—
At 30 June 2021	164,677	53
Employee share-based compensation awards — issue of shares	68	—
At 30 June 2022	164,745	53

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

As of 30 June 2022, the Company’s issued share capital comprised 54,537,360 (2021: 44,969,701) Class A ordinary shares and 110,207,613 (2021: 119,707,613) Class B ordinary shares. During the year ended 30 June 2022, 9,500,000 Class B ordinary shares were converted into an equivalent number of Class A ordinary shares. 1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of shares
	(thousands)	£’000
At 30 June 2022 and 30 June 2021	(1,683)	(21,305)

Notes to the consolidated financial statements (continued)

24	Trade and other payables

	2022	2021
	£’000	£’000
Trade payables	192,863	143,400
Other payables	18,982	22,297
Accrued expenses	89,016	61,990
Social security and other taxes	22,073	32,491
	322,934	260,178
Less: non-current portion
Trade payables	101,301	66,778
Other payables	1,046	739
Non-current trade and other payables	102,347	67,517
Current trade and other payables	220,587	192,661

(i)	Accounting policy

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

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £181,545,000 (2021: £136,309,000) of which £101,301,000 (2021: £66,778,000) is due after more than one year. Of the amount due after more than one year, £54,732,000 (2021: £40,228,000) is expected to be paid between 1 and 2 years, and the balance of £46,569,000 (2021: £26,550,000) is expected to be paid between 2 and 5 years.

(iii)	Amounts included in accrued expenses

Accrued expenses include £828,000 (2021: £616,000) related to share-based payment transactions expected to be cash-settled.

(iv)	Fair value of trade payables

The fair value of trade payables as at 30 June 2022 was £196,396,000 (2021: £145,775,000) before discounting of cash flows. The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (continued)

25	Borrowings

	2022	2021
	£’000	£’000
Senior secured notes	347,173	304,474
Secured term loan facility	183,192	160,575
Revolving facilities	100,000	60,000
Accrued interest on senior secured notes and revolving facilities	5,757	5,187
	636,122	530,236
Less: non-current portion
Senior secured notes	347,173	304,474
Secured term loan facility	183,192	160,575
Non-current borrowings	530,365	465,049
Current borrowings	105,757	65,187

(i)	Secured borrowings and assets pledged as security

The senior secured notes of £347,173,000 (2021: £304,474,000) is stated net of unamortized issue costs amounting to £2,591,000 (2021: £3,050,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2021: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

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

The secured term loan facility of £183,192,000 (2021: £160,575,000) is stated net of unamortized issue costs amounting to £1,979,000 (2021: £2,233,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2021: $225,000,000). The secured term loan facility attracts interest of US dollar LIBOR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

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

Notes to the consolidated financial statements (continued)

25Borrowings (continued)

(i)Secured borrowings and assets pledged as security (continued)

The Group also has £100,000,000 (2021: £60,000,000) in outstanding loans and £200,000,000 (2021: £140,000,000) in borrowing capacity under our revolving facilities. The facilities are scheduled to expire on 25 June 2027.

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

(ii)Compliance with covenants

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2022 and 2021 reporting period.

26Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2020	—	—	—
Transfer from accruals(3)	695	4,094	4,789
(Credited)/charged to profit or loss:
Reassessment of provisions	—	(1,036)	(1,036)
Additional provisions recognized	27	1,022	1,049
At 30 June 2021	722	4,080	4,802
Charged to profit or loss:
Reassessment of provisions	421	1,259	1,680
Additional provisions recognized	—	6,162	6,162
At 30 June 2022	1,143	11,501	12,644
Less: non-current portion
Provisions	85	11,501	11,586
Current provisions	1,058	—	1,058

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

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain and therefore a reliable estimate of the expected timing of such cash outflows cannot be made. This provision is therefore recognized as non-current unless management expects it to be paid within 12 months.

(3) Amounts were previously disclosed in accruals due to being immaterial.

Notes to the consolidated financial statements (continued)

27	Cash flow information

27.1 Cash generated from operations

		2022	2021	2020
	Note	£’000	£’000	£’000
Loss before income tax		(149,623)	(24,027)	(20,818)
Adjustments for:
Depreciation	13, 14, 15	14,314	14,959	14,756
Impairment charge	15	—	—	3,787
Amortization	16	151,462	124,398	126,756
Profit on disposal of intangible assets	8	(21,935)	(7,381)	(18,384)
Net finance costs/(income)	9	62,239	(12,899)	26,039
Non-cash employee benefit expense - equity-settled share-based payments	28	198	2,085	818
Foreign exchange losses/(gains) on operating activities		50	874	(816)
Reclassified from hedging reserve		(672)	2,239	12,180
Changes in working capital:
Inventories		(120)	106	(56)
Prepayments		(8,825)	(282)	6,527
Contract assets – accrued revenue		4,305	5,422	(6,434)
Trade receivables(1)		(520)	71,695	(83,197)
Other receivables		(1,109)	(221)	949
Contract liabilities – deferred revenue		41,618	(49,407)	(33,167)
Trade and other payables(1)		22,480	5,415	(11,371)
Provisions		7,842	4,802	—
Cash generated from operations		121,704	137,778	17,569
(1)	These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:
●	an increase in changes to trade receivables of £7,673,000 (2021: decrease of £17,210,000; 2020: increase of £42,742,000); and
●	an increase in changes to trade and other payables of £40,276,000 (2021: decrease of £12,652,000; 2020: decrease of £30,784,000).
27.2	Net debt reconciliation

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

Notes to the consolidated financial statements (continued)

27Cash flow information (continued)

27.2	Net debt reconciliation (continued)

The following tables provide an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current	Current	Cash and cash
	borrowings	borrowings	equivalents	Total
	£’000	£’000	£’000	£’000
Net debt at 1 July 2020	520,010	5,605	(51,539)	474,076
Cash flows	(625)	42,321	(61,351)	(19,655)
Other changes	(54,336)	17,261	2,232	(34,843)
Net debt at 30 June 2021	465,049	65,187	(110,658)	419,578
Cash flows	—	40,000	(7,980)	32,020
Other changes	65,316	570	(2,585)	63,301
Net debt at 30 June 2022	530,365	105,757	(121,223)	514,899

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

The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,788,222 remain available for issuance.

Certain directors, members of executive management and selected employees have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. Employees are not entitled to dividends until the awards vest. The fair value of these shares was the quoted market price on the date of award, adjusted where applicable for expected dividends i.e. the fair value of the awards was reduced. It is assumed that semi-annual dividends will be paid for the foreseeable future. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient’s liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly, the awards may be either equity-settled or cash-settled.

Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

	Number of Class A ordinary shares
	Gross award	Post net settlement
At 1 July 2021	373,973	199,062
Awarded	233,399	98,888
Vested	(166,215)	(67,659)
Forfeited	(72,723)	(38,240)
At 30 June 2022	368,434	192,051

The fair value of the shares awarded during the year was $10.59 (£8.72) (2021: $14.66 (£10.61)) per share.

For the year ended 30 June 2022, the Group recognized total expenses related to equity-settled share-based payment transactions of £198,000 (2021: £1,386,000; 2020: £818,000) and total expenses related to cash-settled share-based payment transactions of £828,000 (2021: £616,000; 2020: £617,000).

Notes to the consolidated financial statements (continued)

29	Pension arrangements

29.1 Defined benefit scheme

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to make good the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2020 where the total deficit on the ongoing valuation basis was £27.5 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

A charge of £865,000 (2021: £nil) has been made to the statement of profit or loss during the year ended 30 June 2022, representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

The Group currently pays total contributions of £532,000 per annum and this amount will increase by 5% per annum from September 2022. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 30 June 2022, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,602,000 (2021: £1,257,000). This amounts to £556,000 (2021: £518,000) due within one year and £1,046,000 (2021: £739,000) due after more than one year and is included within other payables.

The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2020), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members’ future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

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

29.2 Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2022 amounted to £3,731,000 (2021: £3,362,000; 2020: £3,287,000). As at 30 June 2022, contributions of £532,000 (2021: £475,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)Market risk

(i)Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

●	Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2022 the Group recognized a total of €79.6 million of revenue denominated in Euros (2021: €84.1 million; 2020: €19.2 million). The Group ordinarily seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.
●	Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2022 the Group recognized a total of $106.1 million of revenue denominated in US dollars (2021: $59.6 million; 2020: $147.5 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see Note 30.2 below).
●	Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see Note 25). At 30 June 2022 the secured term loan facility and senior secured notes included principal amounts of $650.0 million (2021: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see Note 30.2 below). Interest is paid on these borrowings in US dollars. Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavourable impact that foreign exchange volatility may have on our cash flows.
●	Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.
●	Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2022				2021
	Average	Foreign	Notional	Fair	Average	Foreign	Notional	Fair
	exchange	currency	value	value	exchange	currency	value	value
	rate	€’000	£’000	£’000	rate	€’000	£’000	£’000
Buy Euro	1.1675	(86,262)	(73,885)	234	1.1573	(34,576)	(29,875)	(78)

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(i)Foreign exchange risk (continued)

The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2022 the fair value of such derivatives was an asset of £20,286,000 and a liability of £nil (2021: asset of £809,000 and liability of £527,000).

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

The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2022		2021
	Euro	US Dollar	Euro	US Dollar
	£’000	£’000	£’000	£’000
Contract assets — accrued revenue	1,890	250	4,477	2,499
Trade receivables	28,832	15,575	44,855	10,274
Cash and cash equivalents	49,277	32,460	57,004	17,290
Derivative financial assets	—	2,458	—	—
Trade and other payables	(120,994)	(149)	(90,608)	(454)
Borrowings	—	(536,038)	—	(470,068)
Derivative financial liabilities	—	—	—	(5,121)
	(40,995)	(485,444)	15,728	(445,580)

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2022 was as follows:

●	if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £3.0 million higher (2021: £1.1 million lower).
●	if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £3.7 million lower (2021: £1.7 million higher).
●	if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £35.7 million higher (2021: £31.9 million higher).
●	if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £43.7 million lower (2021: £39.2 million lower).

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

Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2022	2021
	£’000	£’000
Neither past due nor impaired	64,434	58,579
Past due, not impaired	14,533	12,195
Not past due, impaired	110	549
Past due, impaired	12,130	4,422
Gross trade receivables	91,207	75,745

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

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

b)Credit risk (continued)

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £78,967,000 (2021: £70,774,000), £50,418,000 (2021: £43,153,000) relates to amounts receivable from various other football clubs in relation to player trading.

Management considers that, based on historical information about default rates, the current strength of relationships (a number of which are recurring long term relationships), and forward-looking information, the credit quality of trade receivables and other receivables that are neither past due nor impaired, and for contract assets, is good. Trade receivables that are past due but not impaired relate to independent customers for whom there is no recent history of default. Accordingly, the identified provision for impairment for these receivables was immaterial. The identified provision for impairment of trade receivables that are past due and impaired is 100%.

The closing provision for impairment of trade receivables as of 30 June 2022 reconciles to the opening provision for impairment as follows:

	2022	2021
	£’000	£’000
Provision as of 1 July	4,971	13,150
Increase in provision recognized in profit or loss during the year	2,277	1,054
Unused amount reversed – cash received	(93)	(188)
Receivables written off during the year as uncollectible	(764)	(9,003)
Receivables offset against contract liabilities - deferred revenue	5,842	90
Foreign exchange gains/(losses) on retranslation recognized in profit or loss during the year	7	(132)
Provision as of 30 June	12,240	4,971

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

c)Liquidity risk (continued)

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

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2022, the Group held cash and cash equivalents of £121,223,000 (2021: £110,658,000).

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	198,693	56,418	49,294	—
Borrowings	120,091	19,660	57,979	552,422
Lease liabilities	1,673	514	248	3,543
	320,457	76,592	107,521	555,965
Non-trading derivative financial instruments(2):
Cash inflow	(1,294)	(1,336)	(63)	—
At 30 June 2022	319,163	75,256	107,458	555,965

Trade and other payables excluding social security and other taxes(1)	160,375	41,794	27,908	—
Borrowings	77,203	16,646	45,142	489,983
Lease liabilities	1,488	493	487	3,642
	239,066	58,933	73,537	493,625
Non-trading derivative financial instruments(2):
Cash outflow	1,793	1,707	1,707	—
Cash inflow	(8)	—	—	—
At 30 June 2021	240,851	60,640	75,244	493,625
(1)	Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.
(2)	Non-trading derivatives are included at their fair value at the reporting date.

30.2 Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities (continued)

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2022 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance income/costs). The table below details the net borrowings being hedged at the reporting date:

	2022	2021
	$’000	$’000
USD borrowings	650,000	650,000
Hedged USD cash	(37,000)	(23,700)
Net USD debt	613,000	626,300
Hedged future USD revenues	(22,800)	(61,453)
Unhedged USD borrowings(1)	590,200	564,847
Closing exchange rate	1.2151	1.3820

(1)    A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2022 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	2022	2021
Current hedged principal value of loan outstanding ($‘000)	150,000	150,000
Rate received	1 month $ LIBOR	1 month $ LIBOR
Rate paid	Fixed 2.032%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

As of 30 June 2022, the fair value of the above interest rate swaps was an asset of £2,458,000 (2021: liability of £5,121,000).

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

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US
	dollar	Interest		Total,		Total,
	revenues	rate swap	Other	before tax	Tax	after tax
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2019	(27,337)	(2,298)	202	(29,433)	(6,111)	(35,544)
Exchange differences on hedged foreign exchange risks	(2,818)	—	353	(2,465)	—	(2,465)
Reclassified to profit or loss	12,214	—	(34)	12,180	—	12,180
Change in fair value	—	(6,838)	—	(6,838)	—	(6,838)
Tax relating to above	—	—	—	—	102	102
Movement recognized in other comprehensive income	9,396	(6,838)	319	2,877	102	2,979
Balance at 30 June 2020	(17,941)	(9,136)	521	(26,556)	(6,009)	(32,565)
Exchange differences on hedged foreign exchange risks	4,325	—	(2,490)	1,835	—	1,835
Reclassified to profit or loss	14,956	—	1,892	16,848	—	16,848
Change in fair value	—	4,015	—	4,015	—	4,015
Tax relating to above	—	—	—	—	(569)	(569)
Movement recognized in other comprehensive income	19,281	4,015	(598)	22,698	(569)	22,129
Balance at 30 June 2021	1,340	(5,121)	(77)	(3,858)	(6,578)	(10,436)
Exchange differences on hedged foreign exchange risks	(1,733)	—	300	(1,433)	—	(1,433)
Reclassified to profit or loss	(770)	—	(228)	(998)	—	(998)
Change in fair value	—	7,579	—	7,579	—	7,579
Tax relating to above	—	—	—	—	(1,287)	(1,287)
Movement recognized in other comprehensive income	(2,503)	7,579	72	5,148	(1,287)	3,861
Reclassified	—	—	7,525	7,525	—	7,525
Balance at 30 June 2022	(1,163)	2,458	7,520	8,815	(7,865)	950

Based on exchange rates existing as of 30 June 2022, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £1,706,000 (2021: credit of £4,042,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £2,085,000 (2021: debit of £4,941,000) before tax.

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

As of 30 June 2022, the Group had total borrowings of £636.1 million (2021: £530.2 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2022, the Group was in compliance with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets

31.1 Contingent liabilities

The Group had contingent liabilities at 30 June 2022 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £112,372,000 (2021: £91,993,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2021: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2021: no material impact). As of 30 June 2022, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	58,462	10,609	69,071
International appearances	10,158	1,156	11,314
Awards	31,987	—	31,987
	100,607	11,765	112,372

As of 30 June 2021, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	39,792	9,285	49,077
International appearances	11,182	45	11,227
Awards	31,689	—	31,689
	82,663	9,330	91,993

(ii)	Tax matters

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

(iii)	Legal matters

While we are involved from time to time in various claims and lawsuits arising in the normal course of business, there are no pending claims or legal proceedings to which the Group is a party which we expect to have a material effect on the Group’s financial position, results of operations or cash flows.

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets (continued)
31.2	Contingent assets
(iii)	Legal matters(Continued)

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2022, the amount of such receipt considered to be probable was £nil (2021: £75,000).

32	Commitments

32.1 Capital commitments

As of 30 June 2022, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,185,000 (2021: £1,240,000) and to other intangible assets amounting to £1,476,000 (2021: £479,000). These amounts are not recognized as liabilities.

32.2	Non-cancellable operating leases
(i)	The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2022	2021
	£’000	£’000
Within 1 year	1,734	1,888
Later than 1 year but not later than 5 years	3,423	4,256
Later than 5 years	10,665	11,390
	15,822	17,534

33	Events occurring after the reporting period

33.1 Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2022, for total proceeds, net of associated costs, of £16,590,000. The associated net book value was £1,075,000. Also subsequent to 30 June 2022, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £192,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2022, the registrations of certain players and coaching staff were acquired or extended for a total consideration, including associated costs, of £218,146,000. Payments are due within the next 5 years.

34	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% (2021: 5.34%) of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% (2021: 96.70%) of the voting power of our outstanding capital stock.

Notes to the consolidated financial statements (continued)

35	Subsidiaries

The Group’s subsidiaries at 30 June 2022 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

		% of ownership
Name of entity	Principal activity	interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Holding company	100
MU Commercial Holdings Junior Limited	Holding company	100
MU Finance Limited	Dormant company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100
*	Direct investment of Manchester United plc, others are held by subsidiary undertakings.

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

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2022 exceeded the 25% threshold.

As of 30 June 2022, the Group had total borrowings of £636.1 million (2021: £530.2 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2022, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

As of 30 June 2022, 2021 and 2020 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the year ended 30 June 2022, cash dividends equivalent to $0.27 (2021: $0.09; 2020: $0.18) per share were declared and paid by the Company. The pounds sterling equivalents were £0.21 (2021: £0.07; 2020: £0.14) per share.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2022	2021	2020
	£’000	£’000	£’000
Operating expenses	(4,325)	(4,253)	(2,964)
Income from shares in group undertakings	33,553	10,718	44,534
Finance income	124	—	82
Profit before income tax	29,352	6,465	41,652
Income tax expense	(1)	(1)	(9)
Profit for the year	29,351	6,464	41,643

There were no items of other comprehensive loss or income in the years ended 30 June 2022, 2021 or 2020 and therefore no statement of comprehensive income has been presented.

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed balance sheet of the Company

	As of 30 June
	2022	2021
	£’000	£’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Other receivables	1,047	1,197
Cash and cash equivalents	131	148
	1,178	1,345
Total assets	320,443	320,610

EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	(21,305)
Retained earnings	258,109	262,113
	305,679	309,683
Current liabilities
Other payables	14,764	10,927
	14,764	10,927
Total equity and liabilities	320,443	320,610

Condensed statement of changes in equity of the Company

	Share	Share	Treasury	Retained
	capital	premium	shares	earnings	Total equity
	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2019	53	68,822	—	245,050	313,925
Profit for the year	—	—	—	41,643	41,643
Total comprehensive income for the year	—	—	—	41,643	41,643
Acquisition of treasury shares	—	—	(21,305)	—	(21,305)
Equity-settled share based payments	—	—	—	818	818
Dividends paid	—	—	—	(23,229)	(23,229)
Balance at 30 June 2020	53	68,822	(21,305)	264,282	311,852
Profit for the year	—	—	—	6,464	6,464
Total comprehensive income for the year	—	—	—	6,464	6,464
Equity-settled share based payments	—	—	—	2,085	2,085
Dividends paid	—	—	—	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	262,113	309,683
Profit for the year	—	—	—	29,351	29,351
Total comprehensive income for the year	—	—	—	29,351	29,351
Equity-settled share based payments	—	—	—	198	198
Dividends paid	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	258,109	305,679

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2022	2021	2020
	£’000	£’000	£’000
Cash flows from operating activities
Profit before income tax	29,352	6,465	41,652
Adjustments for:
Non-cash employee benefit expense - equity-settled share-based payments	198	2,085	818
Foreign exchange (gains)/ losses on operating activities	(35)	263	(102)
Changes in working capital:
Other receivables	150	—	(89)
Other payables	3,837	2,120	2,243
Tax paid	(1)	(1)	(9)
Net cash inflow from operating activities	33,501	10,932	44,513
Cash flows from financing activities
Acquisition of treasury shares	—	—	(21,305)
Dividends paid	(33,553)	(10,718)	(23,229)
Net cash outflow from financing activities	(33,553)	(10,718)	(44,534)
Net (decrease)/increase in cash and cash equivalents	(52)	214	(21)
Cash and cash equivalents at beginning of year	148	197	116
Effect of exchange rate changes on cash and cash equivalents	35	(263)	102
Cash and cash equivalents at end of year	131	148	197

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2022	2021	2020
	£’000	£’000	£’000
IFRS (loss)/profit reconciliation:
Parent only — IFRS profit for the year	29,351	6,464	41,643
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(144,861)	(98,680)	(64,876)
Consolidated IFRS loss for the year	(115,510)	(92,216)	(23,233)

IFRS equity reconciliation:
Parent only — IFRS equity	305,679	309,683	311,852
Additional (loss)/profit if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(178,171)	(37,171)	39,380
Consolidated — IFRS equity	127,508	272,512	351,232

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 23 September 2022	By:	/s/ Richard Arnold
	Name:	Richard Arnold
	Title:	Chief Executive Officer