Form 20-F/A
period 2022-06-30
Manchester United plc
filed 2023-03-22
CIK 1549107

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

Manchester United plc (the “Company”) is filing this Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) to its Annual Report on Form 20-F for the fiscal year ended June 30, 2022, as filed with the Securities Exchange Commission on September 23, 2022 (the “Original Form 20-F”) to include updated certifications pursuant to 18 U.S.C. Section 1350 as Exhibit 13.1 and Exhibit 13.2 (the “Certifications”). The Certifications contained in the Original Form 20-F inadvertently referred to an incorrect fiscal year end date. This Amendment No. 1 replaces those Certifications with the corrected certifications filed as Exhibit 13.1 and Exhibit 13.2 hereto.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 1 also contains new certifications pursuant to 302 of the Sarbanes-Oxley Act of 2022, which are filed herewith as Exhibit 12.1 and Exhibit 12.2.

Other than as expressly set forth above, Item 19 and the exhibits hereto, this Amendment No. 1 does not, and does not purport to, revise, update, amend or restate the information presented in any Item of the Original Form 20-F, nor does it reflect any events that have occurred after the filing of the Original Form 20-F.

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

4.1

Fifth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender (included as Exhibit 4.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.2

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (included as Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.3

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (included as Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.4

Revolving Facility Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited,Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent (included as Exhibit 4.4 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

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

4.7

Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.8

Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (included as Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.9	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).

4.10

First Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (included as Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.11

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (included as Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.12

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (included as Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.13	2012 Equity Incentive Award Plan (included as Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.14	Premier League Handbook, Season 2021/22 (included as Exhibit 4.10 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 20 September 2021).

4.15	Premier League Handbook, Season 2022/23 (included as Exhibit 4.15 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of PricewaterhouseCoopers LLP, dated 23 September 2022 (included as Exhibit 15.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 22 March 2023	By:	/s/ Richard Arnold
	Name:	Richard Arnold
	Title:	Chief Executive Officer