Form 20-F
period 2023-06-30
Manchester United plc
filed 2023-10-27
CIK 1549107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2023
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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0005 per share	MANU	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

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

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●	the effect of adverse economic conditions on our operations;
●	maintaining, enhancing and protecting our brand and reputation in order to expand our follower and sponsorship base;
●	our ability to attract and retain key personnel, including players;
●	our dependence on the performance and popularity of our men’s first team;
●	our ability to renew or replace key commercial agreements on similar or better terms or attract new sponsors;
●	the negotiation, pricing and terms of key media contracts, which are outside of our control;
●	our reliance on European competitions as a source of future income;
●	the impact of the United Kingdom’s exit from the European Union (the “EU”) on the movement of players or other regulations;
●	our dependence on relationships with certain third parties;

●	our relationship with merchandising, licensing, sponsor and other commercial partners;
●	our exposure to credit related losses in connection with key media, commercial and transfer contracts;
●	our dependence on Matchday revenue;
●	our exposure to competition, both in football and the various commercial markets in which we do business;
●	our ability to protect ourselves from and resolve and remediate cyber-attacks and data breaches on our IT systems;
●	actions taken by other Premier League clubs that are contrary to our interests;
●	our relationship with the various leagues to which we belong and the application of their respective rules and regulations;
●	our ability to execute a digital media strategy that generates the revenue we anticipate;
●	the impact resulting from serious injuries or losses of the playing staff;
●	our ability to maintain, train and build an effective international sales and marketing infrastructure, and manage the risks associated with such an expansion;
●	uncertainty with regard to exchange rates, our tax rate and our cash flow;
●	brand impairments resulting from failures to adequately protect our intellectual property and curbing sales of counterfeit merchandise;
●	our ability to adequately protect against media piracy and identity theft of our followers’ account information;
●	our exposure to the effects of seasonality in our business;
●	maintaining our match attendance at Old Trafford;
●	any natural disasters, terrorist incidents or other events beyond our control, such as a pandemic, epidemic or outbreak of an infectious disease, that adversely affect our operations;
●	the effect of our indebtedness on our financial health and competitive position;
●	estimates and estimate methodologies used in preparing our consolidated financial statements; and
●	the future trading prices of our Class A ordinary shares and the impact of securities analysts’ reports on these prices.

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

In addition to the Survey, this Annual Report references the following industry publications and third-party studies:

●	television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2022/23 season (the “Futures Data”); and
●	a paper published by AT Kearney, Inc. in 2014 entitled “Winning in the Business of Sports” (“AT Kearney”).

SELECTED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including statement of profit or loss data, other data and balance sheet data) presented as of and for the years ended 30 June 2023, 2022, 2021, 2020 and 2019 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of and for the years ended 30 June 2020 and 2019 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2023 and 2022 and for the years ended 30 June 2023, 2022 and 2021 have been included elsewhere in this Annual Report.

Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2023	2022	2021	2020	2019

Statement of profit or loss data:	(£’000, unless otherwise indicated)
Revenue from contracts with customers (1)	648,401	583,201	494,117	509,041	627,122
Analyzed as:
Commercial revenue	302,886	257,820	232,205	279,044	275,093
Broadcasting revenue	209,095	214,847	254,815	140,203	241,210
Matchday revenue	136,420	110,534	7,097	89,794	110,819
Operating expenses — before exceptional items	(681,117)	(667,828)	(538,424)	(522,204)	(583,337)
Analyzed as:
Employee benefit expenses	(331,374)	(384,141)	(322,600)	(284,029)	(332,356)
Other operating expenses	(163,211)	(117,911)	(76,467)	(92,876)	(108,977)
Depreciation and impairment	(13,848)	(14,314)	(14,959)	(18,543)	(12,850)
Amortization	(172,684)	(151,462)	(124,398)	(126,756)	(129,154)
Operating expenses — exceptional items	—	(24,692)	—	—	(19,599)
Total operating expenses	(681,117)	(692,520)	(538,424)	(522,204)	(602,936)
Other operating income	1,112	—	—	—	—
Operating (loss)/profit before profit on disposal of intangible assets	(36,104)	(109,319)	(44,307)	(13,163)	24,186
Profit on disposal of intangible assets	20,424	21,935	7,381	18,384	25,799
Operating (loss)/ profit	(11,180)	(87,384)	(36,926)	5,221	49,985
Finance costs	(44,917)	(85,915)	(36,411)	(27,391)	(25,470)
Finance income	23,523	23,676	49,310	1,352	2,961
Net finance (costs)/income	(21,394)	(62,239)	12,899	(26,039)	(22,509)
(Loss)/profit before income tax	(32,574)	(149,623)	(24,027)	(20,818)	27,476
Income tax credit/(expense)(2)	3,896	34,113	(68,189)	(2,415)	(8,595)
(Loss)/profit for the year(1)/(2)	(28,678)	(115,510)	(92,216)	(23,233)	18,881

Weighted average number of ordinary shares (thousands)	163,062	163,001	162,939	164,253	164,526
Diluted weighted average number of ordinary shares (thousands)(3)	163,062	163,001	162,939	164,253	164,666
Basic (loss)/earnings per share (pence) (1)/(2)	(17.59)	(70.86)	(56.60)	(14.14)	11.48
Diluted (loss)/earnings per share (pence) (1)/(2)/(3)	(17.59)	(70.86)	(56.60)	(14.14)	11.47
(1)	Revenue for the years ended 30 June 2021 and 30 June 2020 was significantly impacted by the novel coronavirus COVID-19 (“COVID-19”) pandemic and governmental measures to manage the spread of the disease.

v

For the year ended 30 June 2021, the Old Trafford Stadium, Museum and Stadium Tour operations remained closed to visitors throughout the financial year until part way through the fourth fiscal quarter. In line with government guidelines, and with a variety of safety measures and protocols in place, including reduced fan capacity, Old Trafford Stadium welcomed back 10,000 supporters for the final home match of the season. All matches prior to this were played behind closed doors. Furthermore, the first team’s pre-season tour, scheduled for the start of fiscal 2021, had to be cancelled due to travel restrictions and the Old Trafford Megastore was closed for parts of the year due to government-imposed restrictions. The impact of the above is a reduction in Matchday and Commercial revenues for the year ended 30 June 2021. This was partially offset by increased Broadcasting revenues due to the men’s first team’s participation in the Union of European Football Association (“UEFA”) Champions League, strong performance in both the Premier League and the UEFA Europa League, and the impact of completing the 2019/20 domestic and UEFA competitions at the start of fiscal 2021 as well as a decrease in other operating expenses due to reduced business activity as a result of COVID-19. The Group did not rely on the government furlough scheme available during the COVID-19 pandemic. Accordingly, the above resulted in a loss for the year ended 30 June 2021 and basic and diluted loss per share.

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

(3)For the years ended 30 June 2023, 2022, 2021 and 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded. For the year ended 30 June 2019, potential ordinary shares have been treated as dilutive, as their inclusion in the diluted earnings per share calculation decreases earnings per share.

	Year ended 30 June
	2023	2022	2021	2020	2019

Other data:	(£’000, unless otherwise indicated)
Commercial revenue	302,886	257,820	232,205	279,044	275,093
Analyzed as:
Sponsorship revenue	189,496	147,881	140,209	182,709	173,010
Retail, merchandising, apparel & products licensing revenue	113,390	109,939	91,996	96,335	102,083

Dividends declared per share ($)	—	0.27	0.09	0.18	0.18
Dividends declared per share (£ equivalent)	—	0.21	0.07	0.14	0.14

	As of 30 June
	2023	2022	2021	2020	2019

Balance sheet data:	(£’000)
Cash and cash equivalents	76,019	121,223	110,658	51,539	307,637
Total assets	1,317,944	1,293,665	1,260,310	1,383,466	1,496,525
Total liabilities	1,213,994	1,166,157	987,798	1,032,234	1,081,323
Total equity	103,950	127,508	272,512	351,232	415,202

We define Adjusted EBITDA as (loss)/profit for the year before depreciation and impairment, amortization, profit on disposal of intangible assets, exceptional items, net finance costs/income, and tax. Adjusted EBITDA is a non-IFRS measure and not a uniformly or legally defined financial measure. Adjusted EBITDA is not a substitute for IFRS measures in assessing our overall financial performance. Because Adjusted EBITDA is not a measurement determined in accordance with IFRS, and is to varying calculations, Adjusted EBITDA may not be comparable to other similarly titled measures presented by other companies. Adjusted EBITDA is included in this Annual Report because it is a measure of our operating performance and we believe that Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies in industries similar to ours. We also believe Adjusted EBITDA is useful to our management and investors as a measure of comparative operating performance from year to year and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our asset base (primarily depreciation, impairment and amortization), material volatile items (primarily profit on disposal of our intangible assets and exceptional items), capital structure (primarily finance costs/income), and items outside the control of our management (primarily taxes).

Our management also uses Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections. Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB.

The following is a reconciliation of (loss)/profit for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2023	2022	2021	2020	2019

	(£’000)
(Loss)/profit for the year	(28,678)	(115,510)	(92,216)	(23,233)	18,881
Adjustments:
Tax (credit)/expense	(3,896)	(34,113)	68,189	2,415	8,595
Net finance costs/(income)	21,394	62,239	(12,899)	26,039	22,509
Profit on disposal of intangible assets	(20,424)	(21,935)	(7,381)	(18,384)	(25,799)
Exceptional items(a)	—	24,692	—	—	19,599
Amortization	172,684	151,462	124,398	126,756	129,154
Depreciation and impairment	13,848	14,314	14,959	18,543	12,850
Adjusted EBITDA	154,928	81,149	95,050	132,136	185,789

	2023	2022	2021		2020	2019
	2022/23 Season	2021/22 Season	2020/21 Season	2019/20 carryover	2019/20 Season	2018/19 Season
Home games played(4):
Premier League	19	19	19	3	16	19
European Games	6	4	7	1	4	5
Domestic Cups	8	3	4	—	4	2

Away games played(4):
Premier League	19	19	19	3	16	19
European Games	6	4	8	2	5	5
Domestic Cups	4	—	4	1	6	3

Total games played(4):
Premier League	38	38	38	6	32	38
European Games	12	8	15	3	9	10
Domestic Cups	12	3	8	1	10	5
(a)	See Notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.
(4)	As a direct consequence of COVID-19, and the resulting government-imposed restrictions, all Premier League, FA Cup and UEFA Europa League matches were suspended beginning 13 March 2020. The Premier League and FA Cup resumed in June 2020 and completed in July 2020 and August 2020 respectively. The UEFA Europa League resumed and completed in August 2020. The temporary postponement of all competitions resulted in four home and six away matches relating to 2019/20 competitions being played at the start of the 2020/21 financial year. This includes three home and three away Premier League matches, the FA Cup semi-final, one Europa League home match and the Europa League single-leg quarter-final and semi-final. From June 2020 until mid-May 2021, all matches were played behind closed doors. The final home match of the 2020/21 season and the UEFA Europa League final were played with fans in attendance at a reduced capacity. All matches in the 2021/22 and 2022/23 season operated at full capacity.

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

Our Commercial revenue for each of the years ended 30 June 2023, 2022 and 2021 represented 46.7%, 44.2% and 47.0% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including sportswear, remote connectivity software, blockchain, spirits, automotive, Wi-Fi, betting and kitchen and bathroom fixtures and generators, which typically have contract terms of two to five years.

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

The underlying probability of being unable to renew or replace key contracts on similar or more favorable terms, or to partner with additional sponsors, has increased as economic pressures are felt across the global economy. As a result, there may be a shift in focus for the majority of companies in the short- to medium-term, as these companies reduce perceived “excess” spend on marketing in favor of protecting the operational and financial stability of the entity.

Negotiation, pricing and terms of key media contracts are outside of our control and those contracts may change in the future.

For each of the years ended 30 June 2023, 2022 and 2021, 83.4%, 65.3% and 67.5% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 13.7%, 31.4% and 29.0% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and UEFA respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

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

On 22 April 2016, the EC announced that Paramount had offered to settle the case by offering a series of commitments, including an undertaking not to enter into pay-TV agreements that prohibit their licensees from responding to passive sales requests. The commitments cover both linear pay-TV services and (when covered by the broadcaster’s licenses) subscription video-on-demand services. The EC accepted these commitments on 27 July 2016. On 8 December 2016, the French TV broadcaster Groupe Canal + brought an action seeking annulment of the EC’s decision to accept the commitments. On 12 December 2018, the EU General Court dismissed the appeal and upheld the EC decision as lawful in identifying competition concerns and finding the commitments suitable to resolve them. Shortly before and on the same and following day of the General Court’s judgment, Disney, NBC Universal, Sony Pictures, Warner Bros. and Sky also offered commitments, which the EC accepted on 7 March 2019 and closed the investigation. The commitments foresee that the restrictive clauses will not be applied nor re-introduced in the film licensing contracts, without prejudice to the studios’ rights under copyright law or the Portability Regulation.

On 20 December 2020, the CJEU overturned the General Court’s judgment of 12 December 2018; the CJEU found that the General Court had erred in law in its assessment of the proportionality of the adverse effects on the interests of third parties, such as Canal +, resulting from the EC acceptance of the commitments offered by Paramount. In particular, the CJEU considered that the General Court could not refer such contracting partners to the national courts in order to have their contractual rights enforced; national courts could not decide contrary to an EC decision by declaring the relevant clauses compatible or requiring an operator to breach its commitments which have been made binding by that decision. On 31 March 2021 the EC withdraw its decision of 7 March 2019 accepting the commitments by Sky and four Hollywood studios and closed the proceedings in the case. While these investigations had targeted film content, any future decision could be applicable to any pay-TV content, including sport.

In addition to this regulatory action, the EU as part of its Digital Single Market (“DSM”) strategy adopted on 8 June 2017 the Portability Regulation, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation became applicable in the EU on 1 April 20. The EU has also adopted a regulation on unjustified geo-blocking, which became applicable on 3 December 2018. Copyright protected content is excluded but the EC must review and report on the exclusion.

As part of the DSM initiative, the EC has also sought to modernize EU copyright rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights, for example, for the United Kingdom would be construed as covering the entire EEA (as long as the United Kingdom remains subject to EU law). The European Parliament and the Council subsequently turned the draft Regulation on Online Transmissions into a Directive, including substantial amendments limiting the country of origin principle. As a result, the country of origin principle will apply to radio broadcasts, but not to television broadcasts of sports events. In parallel, the revised Copyright Directive has inter alia strengthened the position of rights owners by making online platforms responsible for taking certain actions against user-uploaded content which violates copyright. Both Directives were adopted in April 2019. On 15 February 2023, the EC referred 11 Member States to the CJEU for failing to implement the Directives into national law including Bulgaria, Denmark, Finland, Latvia, Poland and Portugal.

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

Finally, as part the DSM initiative and following stakeholder consultations, on 15 December 2020, the EC proposed two legislative initiatives to upgrade rules governing digital services in the EU: the Digital Services Act (“DSA”) and the Digital Markets Act

(“DMA”). The DSA seeks to update the rules concerning e-commerce, for instance, by providing for enforceable obligations and increased accountability rules for all digital services that connect consumers to goods, services, or content, in relation to, for example, users’ safety and trust, harmful/illegal online content, content moderation and removal, and advertisement targeting. These rules will be enforced by designated national competent authorities. The DMA, which will be enforced by the EC, seeks to address market imbalances associated with large online platforms acting as gatekeepers, defined under certain criteria (e.g., Facebook, Google, Apple or Amazon). To this end, the DMA foresees obligations on their daily operations, for example, by enabling transparency for advertisers, ensuring portability of data to end users and business users of the online platforms, including the provision of continuous and real time access to such data, ensuring interoperability with competing third-party software in certain cases, and prohibiting gatekeepers to block users from un-installing software or apps. The DMA entered into force on 1 November 2022 and became applicable on 2 May 2023. The EC will adopt the decisions designating gatekeepers and their covered services at the beginning of September 2023. The gatekeepers will then have 6 months to comply with the DMA (ETA: March 2023). The DSA entered into force on 16 November 2022 and the provisions will apply to all in-scope providers by 17 February 2024. The United Kingdom has introduced a new regulatory regime for the digital sector analogous to the DMA, which was enacted by the Digital Markets, Competition and Consumers Bill published on 25 April 2023. The regime will apply to providers of digital services designated as having ‘strategic market status’. The Bill could come into force in the autumn of 2023, at the earliest, which would mean that conduct requirements would kick in in Q2 2024.

European competitions cannot be relied upon as a source of income.

Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue related to European competitions was £37.5 million, £75.0 million and £73.8 million for each of the years ended 30 June 2023, 2022 and 2021, respectively. As a result of our men’s first team performance during the 2022/23 season, our men’s first team will participate in the 2023/24 Champions League.

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

The current format of the Champions League is structured so that the top four clubs from the four top-ranked UEFA national associations (of which England is currently one) qualify automatically for the group stage of the Champions League. With respect to the financial distribution methodology, there is a four pillar system being starting fee, performance fees, market pool and individual club coefficient. The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions.

In addition to the Champions League, UEFA host the UEFA Europa League and the UEFA Europa Conference League. The UEFA Europa Conference League (“Europa Conference League”), was introduced in 2021/22 and all three competitions are currently held with 32 teams competing. The winner of the Europa Conference League is entitled to enter the following season’s UEFA Europa League group stage, while the winner of the Europa League is entitled to enter the following season’s UEFA Champions League. The top four clubs from the four top-ranked UEFA national associations automatically qualify for the Champions League group stage. The team finishing in fifth position in the Premier League and the FA Cup winners qualify for the Europa League group stage, unless the FA Cup winners finish in positions one to five in the Premier League, in which case the team finishing in sixth position also qualifies for the Europa League group stage. The EFL Cup winners qualify for the Europa Conference League play-offs unless they have already qualified for the Champions League or Europa League, in which case the team finishing in sixth position (or seventh position if the sixth has already qualified for the Champions League or Europa League) take their place.

In May 2022, UEFA announced a new format for the UEFA Champions League which will begin in the 2024/25 season. This format sees the introduction of a new league-style format, the number of participating teams increased from 32 to 36 and the number of Group Stage matches increased from 6 to 8. The new format provides scope for one more place for an English club in the competition dependent on the collective performance of clubs from that nation in the previous season. Two places in the competition will be allocated in this manner, one to each nation that performed best collectively in the preceding season. The new format will also see a change to the financial distribution methodology. Whilst exact details are yet to be confirmed, this will be a three pillar system being starting fee, performance fee and a new value fee which is a combination of market pool and club coefficient. The club coefficient will now be based on a five-year period, compared to a ten-year period under the current methodology.

Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition could negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. On 21 July 2023, we signed an extension to our agreement with adidas under which a £10 million deduction from the minimum annual guarantee is made for each season of non-Champions League qualification from 2025/26 to 2034/35. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2022/23, 2021/22 and 2020/21 seasons, we played 33, 26 and 34 home matches respectively and our Matchday revenue was £136.4 million, £110.5 million and £7.1 million for the years ended 30 June 2023, 2022 and 2021, respectively. Matchday revenue for the year ended 30 June 2021 was significantly impacted by the COVID-19 pandemic with 33 of our 34 home matches being played behind closed doors. Fans were in attendance for the final home match of the season at a reduced capacity in line with government guidelines. All matches during the years ended 30 June 2023 and 30 June 2022 were played with Old Trafford operating at full capacity. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance could have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA Financial Sustainability regulations, a set of financial monitoring rules on clubs participating in the Champions League, Europa League and Europa Conference League and the Premier League Profitability and Sustainability Rules, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our men’s first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our men’s first team to fail to advance in the FA Cup and EFL Cup.

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

As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT systems or other third-party systems utilized in our operations. We experience cyber-attacks and other security incidents of varying degrees from time to time. For example, we experienced such an attack in or about November 2020, which resulted in certain non-consumer data being compromised and the disruption of our enterprise systems and applications, prior to restoration of secure computing operations. In response, we have implemented controls and taken other preventative actions to strengthen our systems against such attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following any past or future attacks will be successful. A cyber-attack could disable the information technology systems we use or depend on to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See “—We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Furthermore, as attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we, or third party providers on which we rely, currently have in place or that may be implemented in the future will be successful in preventing or mitigating the harm from such attacks.

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

In addition to the above, for the period ending 31 December 2026, the Fédération Internationale de Football Association (“FIFA”) has confirmed that it will provide insurance coverage for loss of wages (temporary disablement), subject to a maximum period of 365 days (excluding the first 28 days) and a cap of €7.5 million per claim per player, paid by the club to our players subsequent to an injury incurred while playing for their senior national team in a match played under the FIFA international match calendar. The maximum daily compensation is limited to €20,548 per claim. The maximum capacity (“aggregate limit”) of the FIFA Club Protection Programme is €80,000,000 per annum. Neither FIFA nor national football associations are obliged to provide accidental death or permanent disablement insurance coverage for players while on international duty. These terms are subject to review when the policy is due for renewal.

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

Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. We incurred foreign exchange gains in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £22.4 million in the year ended 30 June 2023, as well as £48.0 million in the year ended 30 June 2021. In the year ended 30 June 2022, we recorded a loss of £58.7 million. For the years ended 30 June 2023, 2022 and 2021 approximately 4.4%, 11.6% and 15.0% of our total revenue was generated in Euros, respectively, and approximately 12.5%, 13.7% and 9.0% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

For each of the years ended 30 June 2023, 2022 and 2021, Broadcasting revenue constituted 32.2%, 36.8% and 51.6%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

Our operating results are subject to seasonal variation, limiting the overall comparability and predictability of interim financial periods. The seasonality of our operating results is primarily attributable to the number of games played in each financial period and therefore Matchday and Broadcasting revenue recognized. Similarly, certain of our costs derive from hosting games at Old Trafford, and these costs will also vary based on the number of games played in the period. We have historically generated higher revenue in the second and third quarters of our fiscal year. Our business might be affected by our men’s first team reaching the later stages of European and domestic competitions, which would generally generate significant additional Broadcasting and Matchday revenue during the fourth quarter of our fiscal years. Our cash flows may also vary among interim periods due to the timing of significant payments from major commercial and player transfer agreements. As a result, our interim results and any quarterly financial information that we publish should not be viewed as an indicator of our performance for the fiscal year.

We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States, United Kingdom or in other jurisdictions could have an adverse effect on us.

Although we are incorporated as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal corporate income tax (at a statutory rate of 21% as of the filing of this Annual Report) on our worldwide income. As the majority of the Group is UK tax resident, then we are also subject to UK corporation tax (currently at a statutory rate of 25%). We expect to utilize a credit in the United States for UK taxes paid and therefore we do not expect to be double taxed on our income.

In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US, UK or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow. For example, on August 16, 2022, President Biden signed into law the Inflation Reduction Act, which introduced a corporate minimum tax that would be imposed on certain corporations at a 15% rate and an excise tax of 1% that would, in some cases, be imposed on stock buybacks and stock redemptions by corporations. These changes could impact our tax liabilities and the recognition of the US deferred tax asset in the future, among other impacts. See “—If we repurchase shares of our stock including our Class A ordinary shares, we may be subject to a 1% U.S. federal excise tax.” The Internal Revenue Service or other authorities may also issue regulations or other guidance in the future that could modify how these taxes or other provisions of the Inflation Reduction Act will be applied. In addition, other changes to the US federal tax law have also been proposed from time to time; however, it is not yet clear if or what additional changes will be made or when, or what impact any such changes will have on us.

If we repurchase shares of our stock including our Class A ordinary shares, we may be subject to a 1% U.S. federal excise tax.

In August 2022, the Inflation Reduction Act of 2022 was signed into law in the United States, which, among other changes, imposed a 1% excise tax on the fair market value of stock repurchased by certain publicly traded corporations, subject to certain exceptions. If we repurchase or are deemed to repurchase shares of our stock, including our Class A ordinary shares, as part of our share repurchase program, a strategic transaction or otherwise, we could be subject to that excise tax unless we qualify for one of the exceptions. In such case, the excise tax would be a liability of the Company and not of our shareholders. The U.S. Department of Treasury has released preliminary guidance on the implementation of this excise tax, but how it applies to stock repurchases is still subject to some uncertainty.

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

Business interruptions due to natural disasters, terrorist incidents and other events, such as a pandemic, epidemic or outbreak of an infectious disease, could adversely affect us and Old Trafford.

Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, acts of war and pandemics, epidemics or any other outbreak of an infectious disease. For example, our business was significantly affected by the COVID-19 pandemic which resulted in matches being played behind closed doors and the closure of our Museum, Stadium Tours and Megastore operations. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our men’s first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

We are subject to risks relating to weather and climate change.

Extreme weather conditions may cause property damage or interrupt our Matchday operations both at Old Trafford and at other away match locations, which could harm our business and results of operations or incur additional costs. Climate change may affect the frequency or severity of these conditions. Our property and business interruption insurance coverage for certain conditions is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such conditions.

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

The safety, health, and well-being of all our employees and customers is fundamental to delivering sustainable and positive economic performance. We are obligated to comply with various rules and conditions imposed by government and regulatory bodies, including but not limited to those set out by the Sports Ground Safety Authority (SGSA), ISO 45001:2018 certification (Health & Safety Management Standard) and fire safety measures. Any incident involving non-compliance with respect to health and safety could potentially not only affect staff but also others at the stadium including contractors, fans and visitors. Depending on the severity of the non-compliance and the impact on those affected parties, this could lead to possible accident or injury claims, fines, damage to the brand and reputation and prosecution, any of which could materially and adversely affect our business, results of operations, financial condition and cash flow. In an effort to mitigate these risks, we have dedicated significant resources to establishing health and safety operational policies and procedures, ongoing employee training protocols, and both monthly/ annual compliance and affirmation reporting obligations. Incidents involving non-compliance may still occur despite our efforts, and it is possible that these and any similar actions we may take in the future to mitigate these risks may divert resources away from our revenue-generating activities without yielding a corresponding benefit.

Risks Related to Our Industry

An economic downturn or other adverse economic conditions may harm our business.

Economic downturns and other adverse conditions in the United Kingdom and markets globally, including the current economic downturn, interest rates, inflation rates and other economic pressures, have negatively affected, and any further downturns or other adverse conditions that occur in the future may also negatively affect, our operations. Our Matchday and Broadcasting revenues in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial revenue is contingent upon the expenditures of businesses across a wide range of industries. Any economic downturn or other deterioration in economic conditions, such as inflation, slower growth, unemployment levels, credit availability, fuel prices, interest rates, tax rates, trade relations and regulations, or other factors, whether resulting from geopolitical issues and uncertainty, the impact of pandemics, epidemics or other outbreaks of infectious disease, or any number of other conditions or events outside of our control, are likely to have a negative impact on consumer and corporate discretionary spending and otherwise lead companies in affected industries to cut costs in response to these changed circumstances. As a result, any economic downturn or other weakening in economic conditions could cause a reduction in our Commercial revenue, as well as our Broadcasting and Matchday revenues, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

The departure of the United Kingdom from the European Union may adversely affect our operations and financial results.

The United Kingdom formally withdrew from the EU on 31 January 2020 and entered into a transition period which ended on 31 December 2020. While a number of significant agreements were ratified during the transitional period or shortly thereafter, there remains a degree of political and economic uncertainty regarding the potential impact of the different relationships.

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

In addition to EU resident football players now requiring a GBE (similar to other workers not entitled to work in the UK), the departure of the United Kingdom means we are no longer able to rely on the exemption that permits the transfer of players between the ages of 16 and 18 within the territory of the EU or the EEA (subject to the satisfaction of certain conditions) as an exception to the FIFA rules which prohibit the international transfer of players under the age of 18 (subject to certain limited exceptions). As a response to these restrictions impacting the ability to obtain top talent compared to the Premier League’s European competitors, the FA, Premier League and EFL have agreed to additional opportunities for players under an Elite Significant Contribution (“ESC”) criteria. Whilst the ESC route will open up wider recruitment opportunities, clubs will be limited in the number of ESC players they may employ with quotas ties into the total minutes played by English qualified players across the season.

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

Other factors that affect player salaries, such as significant investment in players by non-European leagues, changes in personal tax rates, changes to the treatment of income or other changes to taxation in the United Kingdom and the relative strength of pounds sterling, may make it more difficult to attract top players and coaching staff from Europe or elsewhere or require us to pay higher salaries to compensate for higher taxes or less favorable exchange rates. In addition, if our revenue falls and salaries remain stable (for example, as a result of fixed player or coaching staff salaries over a long period) or increase, our results of operations would be materially adversely affected.

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

We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations cash outflow over the last five years has been £124.0 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA, Premier League and FIFA regulations could negatively affect our business.

As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. Clubs participating in UEFA club competitions are subject to the UEFA Club Licensing and Sustainability regulations. Breaches in the rules may result in, among other things, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time. Participating clubs were previously subject to Financial Fair Play (“FFP”) regulations where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development, women’s team and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors. Breaches have resulted in clubs being punished by way of significant fines and even exclusion from UEFA club competitions. The rules were amended and renamed Financial Sustainability Regulations (“FSR”) and became effective from 1 July 2022, to include a squad cost rule, with the existing “break-even” rule remaining in place but with an increased allowable loss limit of €60m over a 3-year period (based on certain criteria being achieved) compared to €30m under the previous regulations. This could be increased to €90m if certain good financial health criteria are also achieved.

The new regulations also subject clubs to squad cost controls for the first time. The cost control rule restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues in a calendar year. Revenue includes operating revenue and an average of the previous 36 months of player trading result. The gradual implementation sees the percentage at 90% in 2023/24 based on calendar year 2023, 80% in 2024/25 based on calendar year 2024, and 70% in 2025/26 based on calendar year 2025. The percentage remains at 70% thereafter and is tested on a calendar year basis.

Finally, the FSR include a positive net equity test as of the 31 December each year preceding each deadline, and increased overdue payables reporting under which clubs must have no overdue payables as of 28 February each year in respect of other football clubs, social & tax authorities and employees.

Under the previous FFP rules, the club suffered a minor technical breach of the allowable loss limit for the 22/23 break-even test. The test covered a 5-year period with 2019/20 and 2020/21 deemed to be one averaged year as a result of the COVID-19 pandemic and the special regulations put in place by UEFA in June 2020. The club’s reported loss for this period was €34.4 million which was €29.4 million greater than the allowable loss of €5 million. UEFA allowed the increase of the allowable loss to €30 million if the deficit was reduced to the €5.0 million acceptable deviation by equity contributions from equity participants and/or related parties. However, as the club’s loss was in excess of €30m, this option was not available. The club had a number of mitigating factors for the loss, having consistently reported surplus profits under UEFA’s regulations prior to the COVID-19 pandemic and these are discussed further under the ‘UEFA Club Licensing and Financial Sustainability Regulations’ within ‘Item 4. Information on the Company’ of this report. As a result, the Club Financial Control Body (“CFCB”) issued the club with a €0.3 million fine with no go-forward restrictions and so this breach will have no bearing on the future performance of the club.

The Premier League also operates under regulations that aim to promote sustainability through profitability. The Premier League Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA’s regulations but with an increased allowable loss limit of £15 million, or up to £105 million dependent on the ability of the club to meet its’ liabilities. Our most recent submission was based on the fiscal years ended 30 June 2022 and 2021, and the average of fiscal years ended 2020 and 2019, and provided a positive result. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations.

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

Changes in the wider regulatory framework for English football could impact our business, following the Fan-led Review of Football Governance initiated by the UK Government in April 2021. Preliminary findings from the Review were published in July 2021 and included a recommendation for the creation of an Independent Regulator for English Football, established by legislation, to take over some responsibilities currently held by the FA. It was proposed that such a body would likely oversee matters, including financial regulation, corporate governance and ownership. In February 2023, the UK government confirmed plans to introduce an independent regulator and consultations and planning on this matter are ongoing.

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

As of 30 June 2023, we had total indebtedness of £613.3 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have negative effects on our business. For example, it could:

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

We are subject to interest rate risk in connection with borrowings under our revolving facilities and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. We have entered into an interest rate swap related to a portion of our secured term loan facility that involves the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility. As of 30 June 2023, we had £175.2 million of variable rate indebtedness outstanding under our secured term loan facility and £100.0 million of variable rate indebtedness outstanding under our revolving facilities. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

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

The New York Stock Exchange’s corporate governance rules require listed companies to have, among other things, a majority of independent board members and independent director oversight of executive compensation, nomination of directors and corporate governance matters. Additionally, the New York Stock Exchange’s rules require that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt and materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control. As a foreign private issuer, we are permitted to, and we do, follow home country practice in lieu of the foregoing requirements. As long as we rely on the foreign private issuer exemptions under the rules of the New York Stock Exchange, among other exemptions: a majority of the directors on our board of directors are not required to qualify as “independent directors” as defined under the rules of the New York Stock Exchange; our remuneration committee is not required to be comprised entirely of “independent directors”; our audit committee is not required to have at least three members, each of whom qualifies as an “independent director”; we are not required to have a nominating and corporate governance committee and, if we have such committee, it is not required to be comprised entirely of “independent directors”; and shareholder approval is neither required for equity compensation plans and material revisions to those plans nor the issuance of more than 1% of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power, the issuance of 20% or more of our outstanding ordinary shares (including derivative securities thereof) in either number or voting power or an issuance that would result in a change of control. Therefore, our board of directors’ approach to governance and securities issuances may be different from that of a board of directors consisting of a majority of independent directors, and, as a result, the management oversight of our Company may be more limited than if we were subject to all of the New York Stock Exchange corporate governance standards and shareholder approval requirements.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2023.

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

Volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares at or above the price they paid for such shares. The trading price of our Class A ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, including:

●	performance of our men’s first team;

●	the overall performance of the equity markets;
●	industry related regulatory developments;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	additions or departures of key personnel;
●	investor perceptions of us and the football industry, changes in accounting standards, policies, guidance, interpretations or principles;
●	sale of our Class A ordinary shares by us, our principal shareholders or members of our management;
●	general economic conditions, including the economic impact of any pandemic, epidemic or outbreak of an infectious disease;
●	changes in interest rates; and
●	availability of capital.

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

Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 2 September 2023, we had 54,631,231 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

No dividend was paid for fiscal year 2023. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

The rules of the Premier League, UEFA and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.

The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League or English Football League (“EFL”) football club from holding an interest in voting rights exercisable in any other Premier League football club or EFL football club. As a result, our amended and restated memorandum and articles of association prohibit the acquisition of (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. Further, UEFA regulations prevent clubs under common ownership from taking part in the same competition, which may limit our shareholders’ ability to invest in other football clubs. In addition, under our amended and restated memorandum and articles of association, if any shareholder is determined by us, at our absolute discretion, to be holding any Class A ordinary shares in violation of this rule or the rules of certain other relevant governing bodies, we have the right to repurchase shares from such person or direct that shareholder to transfer those shares to another person.

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

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year heritage we have won 67 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Chevrolet, DXC, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

Our global community of followers engages with us in a variety of ways:

●	Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season. In the 2020/21 season, due to COVID-19 and associated government restrictions, 33 of our 34 home games were played behind closed doors. From the start of the 2021/22 season, Old Trafford stadium welcomed back fans at full capacity and all matches in the year operated at full capacity.
●	We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 29 exhibition games in Australia, China, Ireland, Norway, Singapore, Thailand, the United States and the United Kingdom.
●	Our customer relationship management (“CRM”) database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2023, we estimate that the CRM database holds approximately 60.0 million records.
●	As of 30 June 2023, we also had more than 240.9 million total social connections. Last year we reported a year-end figure as of 30 June 2022 of 220.8 million total social connections (a 9.1% increase). Total social connections include the following:
o	We have a very popular brand page on Facebook with approximately 76.2 million connections as of 30 June 2023. In comparison, the New York Yankees had just over 9 million connections and the Dallas Cowboys had approximately 8.3 million connections as of 30 June 2023.
o	As of 30 June 2023, our X (formerly known as Twitter) accounts had more than 41.7 million followers, an increase of 15.2% from 30 June 2022.
o	We have over 62.1 million followers on Instagram as of 30 June 2023, an increase of 5.6% from 30 June 2022. We continue to be the most-followed Premier League club on Instagram.
o	As of 30 June 2023, our YouTube channel had over 7.8 million subscribers, an increase of 30.0% from 30 June 2022.
o	We have developed a significant presence on TikTok, with our channel reaching 22.7 million followers following its launch in October 2020.

o	We also have a significant presence on Chinese social media. Ahead of the 2022/23 season, we launched on Chinese platform Xiaohongshu (also known as RED). We continue to be the most-followed football club on Sina Weibo, with over 11 million followers as of 30 June 2023.
●	After launching our website ManUtd.com and our free global mobile application in 2018, focus has turned to developing digital media opportunities in a number of key strategic areas.
●	Since 2013 we have wholly owned our in-house television network MUTV, ensuring that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our digital media strategy as we continue to develop and roll out carefully targeted new products and services. Distributed globally, MUTV enables our fans to watch our men’s first-team tour matches live, our Academy and selected women’s team matches live, as well as exclusively produced original productions and interviews with players and our team manager and the manager’s weekly press conference. Furthermore, the new app had been enhanced to better integrate our podcast offering to allow fans to listen to our podcasts as they are meant to be consumed.
●	In May 2022 we further expanded the reach of our in-house television network by incorporating MUTV into our main global application and removing the need for fans to have multiple iOS or Android apps. At the same time we brought in several new features including messaging, matchday audio streaming and providing access to our Premier League archive collection for the first time. Opening up this archive of Premier League matches has significantly enhanced our digital offering, providing fans with full access to over 1,100 games and 2,100 goals over a thirty-year period.
●	We have expanded the reach of MUTV, which can now be accessed via 476 TV or connected device manufacturers following launch on Samsung, LG and Android TV’s, in addition to Apple TV, Xbox, Amazon fire and Roku. Our linear television network, MUTV, is distributed in 72 markets via 13 partners and we recently renewed our long-standing partnership with Sky in the UK & Ireland until June 2025.
●	During fiscal year 2023, according to Futures Data, our 2022/23 season games generated a cumulative audience reach of 2.8 billion viewers; thus on a per game basis our 62 games attracted an average cumulative audience reach of over 45.2 million viewers.
●	We have one of the strongest online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment – the operation of professional sports teams. However, we review our revenue through three principal sectors – Commercial, Broadcasting and Matchday.

●	Commercial: Within the Commercial revenue sector, we monetize our global brand via two revenue streams: sponsorship and retail, merchandising, apparel & product licensing.
●	Sponsorship: We monetize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £189.5 million, £147.9 million and £140.2 million, for each of the years ended 30 June 2023, 2022 and 2021, respectively. Revenue for the years ended 30 June 2022 and 30 June 2021 was affected by the first team’s pre-season tours being impacted by COVID-19 restrictions.
●	Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to bed spreads, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £113.4 million, £109.9 million and £92.0 million for each of the years ended 30 June 2023, 2022 and 2021, respectively. Revenue for the year ended 30 June 2021 was impacted by COVID-19 and the partial closure of the Old Trafford Megastore.

Our Commercial revenue was £302.9 million, £257.8 million and £232.3 million for each of the years ended 30 June 2023, 2022 and 2021, respectively.

Our other two revenue sectors, Broadcasting and Matchday, ordinarily provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the teams and expand our brand.

●	Broadcasting: We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel, we have also launched a MUTV D2C subscription mobile application which is available on iOS, Android, Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £209.1 million, £214.9 million and £254.8 million for each of the years ended 30 June 2023, 2022 and 2021, respectively. Revenue for the year ended 30 June 2021 includes the impact of ten matches related to 2019/20 competitions played at the start of fiscal 2021 following the deferral of all competitions as a result of COVID-19.
●	Matchday: We believe Old Trafford is one of the world’s iconic sports venues. It seats 73,925 inclusive of accessible platforms accommodating 556 disabled supporters, and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 25 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £136.4 million, £110.5 million and £7.1 million for each of the years ended 30 June 2023, 2022 and 2021, respectively. COVID-19 had a significant impact on Matchday revenue for the year ended 30 June 2021, during which 33 out of 34 home matches were played behind closed doors.

Total revenue for the years ended 30 June 2023, 2022 and 2021 was £643.9 million, £583.2 million and £494.1 million, respectively.

Our Competitive Strengths

We believe our key competitive strengths are:

•

One of the most successful sports teams in the world: Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world’s most popular spectator sports. We have won 67 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.

•

A globally recognized brand with a large, worldwide following: Our 145-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands. We enjoy the support of our worldwide community of 1.1 billion fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.

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

•

Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, X (formerly known as Twitter), YouTube, TikTok, Sina Weibo and others, constitute an ongoing growth opportunity. We continue to grow our dominant presence on social media. Over the 2022/23 season, we generated over 1.9 billion interactions gained 18.8 million net new followers drew approximately 8 billion video views. We are the most-followed Premier League club on all major social media platforms. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on ‘connected TV’ platforms – namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club’s fan base. Recent figures show that connected TV usage is highest amongst young Millennials (born 1980 - 1995) and Generation Z (born after 1995), representing a growing trend of younger audiences accessing programming on over the top (“OTT”) platforms in place of traditional linear television.

•	Seasoned management team and committed ownership: Our senior management has considerable experience and expertise in the football, commercial, media, legal and finance industries.

Our Strategy

We aim to increase our revenue and profitability by expanding our high growth businesses that leverage our brand, global community and marketing infrastructure. The key elements of our strategy are:

•

Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty, such as the stadium-wide Wi-Fi network that we launched ahead of the 2023/24 season. We have undertaken several initiatives at Old Trafford to enhance our Matchday fan experience, revenue and profitability including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over 99% average attendance for all of our Premier League games played in front of a crowd since the 1997/98 season other than the 2019/20 and 2020/21 seasons which were impacted by COVID-19 and related government regulations. Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.

•

Expansion and renewal of sponsors: We are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base. During fiscal year 2023, we announced five new global and regional partnerships and extensions to three existing partnerships.

•

Further develop our retail, merchandising, apparel & product licensing business: On 21 July 2023, we extended our agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

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

We maintain a D2C subscription mobile application which can be accessed via 476 TV or connected device manufacturers and as of May 2022 has been incorporated into our main mobile application. These applications have enabled us to directly access new overseas territories and develop our fan base further domestically.

The launch of MUTV D2C gave access to new demographics of the club’s fan base. Recent figures show that connected TV usage is highest amongst young Millennials (born 1985-1995) and Generation Z (born after 1995), representing a growing trend of younger audiences accessing programming on OTT platforms and services in place of traditional linear television.

We publish content on a daily basis on to the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from. Our improved media products have driven a significant increase in registrations for our App and Website, up 75% from the 2021/22 season to the 2022/23 season. Subscriptions to our linear television network, MUTV, have also seen a significant increase, up 31% in fiscal year 2023 compared to fiscal year 2022.

In addition, the proliferation of mobile devices has resulted in a need for our content to be consumed ‘on the go’ and in real time. The official mobile application builds upon the aforementioned benefits of the new website and increases the distribution of our content. We constantly iterate and improve the functionality of the club website and club mobile application, using fan insight and data to drive improvements which ultimately enhance our engagement with our fan base. Since launch, we have reached number one in the App Store’s sports category download charts in 110 markets around the world, top 10 within the sports category in 169 markets and currently have active users in over 230 markets globally.

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

The partnership with DXC follows the agreement with global technology company TeamViewer to become our principal shirt partner. Our partnership with TeamViewer provides the club with access to innovative remote connectivity software which has been implemented throughout the organization, helping individuals and teams save time, reduce travel and improve performance.

The club also has partners who offer new fields of expertise as seen by our multi-year training kit partnership with blockchain Tezos. In the year ended 30 June 2023, we launched our digital collectibles range and launched our Discord community, providing a gateway to younger audiences. As part of the club’s partnership with Konami, Manchester United also now operates an official esports team, which is featured in global tournaments and provides new content and engagement opportunities for our platforms.

•

Enhance the reach and distribution of our broadcasting rights: We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2023/24 will be the second year of a three-year Premier League broadcasting rights cycle (2022/23 – 2024/25). All seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and the final one to Amazon Prime Video, which was a new entrant in the previous cycle. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights for the new cycle represent a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. Overall growth for the current cycle is 16%. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8: 1. The international revenue growth has been allocated to merit payments, as this cap has not yet been reached, and will therefore benefit the higher placed teams. This was partially offset by an increase in the inflation rate in the UK. The Premier League inflate international equal share for inflation cycle-on-cycle before allocating growth to international merit payments.

The UEFA club competition’s three-year media rights agreement which commenced in the 2021/22 season, is worth €3.5 billion per season, marking an increase of 9% on the previous contract. The new format is anticipated to drive increased revenues for the new cycle and UEFA are currently in the market for this cycle, commencing 2024/25.

We believe these contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports ensure that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

COVID-19 resulted in the temporary postponement of the 2019/20 Premier League, FA Cup and UEFA Europa League competitions with matches suspended from 13 March 2020. The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in a rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate resulted in a reduction of approximately £11 million to amounts we typically would have earned. Half of the cash impact of this rebate was deducted in the 2021/22 season and the remaining half was deducted in 2022/23. UEFA announced in its circular letter 75/2020 that gross revenues from the 2019/20 club competitions were adversely impacted by COVID-19 by a total amount of approximately €566 million, representing 16% of total revenues. This shortfall is being recouped against distributions to clubs who participate in their competitions over the five seasons from 2019/20 through to 2023/24. The reduction for each individual club is calculated in proportion to each individual club’s related revenue and therefore depends upon competition participation and progress. For 2022/23 UEFA competitions, we have not accrued a rebate based on correspondence with UEFA that a potential surplus from the 2022/23 season will offset this amount.

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

Our Men’s Team’s History

Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 145 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager, and in 1990 we won the FA Cup and began a long period of sustained success winning the Premier League title a record 13 times. In total, we have won a record 20 English League titles, 12 FA Cups, 6 EFL Cups, 3 European/Champions League Cups, 1 European Europa League Cup, and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United Football Club Limited.

Our current team manager, Erik ten Hag, began his role in May 2022 and was appointed on a three-year contract with an option to extend for a further year. Erik ten Hag previously managed Ajax where he won the Eredivisie on three occasions, the KNVB Cup twice and reached the semi-finals of the UEFA Champions League in 2018/19.

Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Wayne Rooney, Cristiano Ronaldo, Marcus Rashford and David de Gea. The popularity of these players, our distinguished tradition and history, and the on-field success of our men’s first team have allowed us to expand the club into a global brand with an international follower base.

Our Old Trafford stadium, commonly known as “The Theatre of Dreams,” was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Currently, Old Trafford seats 73,925 supporters.

The following chart shows the historical success of our men’s first team by trophies won:

TROPHIES WON

Premier League/Football League
Division One				FA Charity/Community Shield
1908	1965	1997	2007	1908	1967	1996	2011
1911	1967	1999	2008	1911	1977	1997	2013
1952	1993	2000	2009	1952	1983	2003	2016
1956	1994	2001	2011	1956	1990	2007
1957	1996	2003	2013	1957	1993	2008
				1965	1994	2010
FA Cup				EFL/Football League Cup
1909	1977	1990	1999		1992	2010
1948	1983	1994	2004		2006	2017
1963	1985	1996	2016		2009	2023
European Cup/Champions League				Europa League
1968	1999	2008		2017
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners’ Cup				Intercontinental Cup
1991				1999

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

We have 60 players under contract of whom 32 have made an appearance for our men’s first team. The remaining players may play for the youth academy teams but are being developed such that they may make it to a starting position on our men’s first team or the first team of other clubs. This structure has been put in place with the aim of developing some of the world’s best football players and maximizing our men’s first team’s chances of winning games, leagues and tournaments.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will be entitled to a compensation fee if certain conditions are satisfied. For a domestic transfer, these include conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. For an international transfer, these include conditions regarding the player’s age only. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is ordinarily a mid-season winter transfer window during the month of January, and a post-season summer transfer window spanning a maximum of twelve weeks throughout June and August. The summer 2023 transfer window began on 14 June 2023 and ran through until 1 September 2023.

Our players enter into contracts with us that follow a prescribed model based on FA and Premier League rules. Players on our men’s first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men’s first team players generally enter into contracts of between two and five years’ duration.

As of 5 September 2023, our men’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Altay Bayindir	Goalkeeper	Turkish	26	0	5
Tom Heaton	Goalkeeper	English	37	3	3
Andre Onana	Goalkeeper	Cameroonian	27	4	34
Diogo Dalot	Defender	Portuguese	24	110	12
Jonny Evans	Defender	Northern Irish	35	199	102
Alvaro Fernandez(4)	Defender	Spanish	20	0	0
Victor Lindelof	Defender	Swedish	29	234	59
Harry Maguire	Defender	English	30	176	57
Tyrell Malacia	Defender	Dutch	24	39	9
Lisandro Martinez	Defender	Argentinian	25	49	16
Sergio Reguilon(5)	Defender	Spanish	26	0	6
Luke Shaw	Defender	English	28	262	31
Raphael Varane	Defender	French	30	66	93
Aaron Wan-Bissaka	Defender	English	25	164	0
Brandon Williams(4)	Defender	English	22	50	0
Sofyan Amrabat(5)	Midfielder	Moroccan	27	0	49
Carlos Casemiro	Midfielder	Brazilian	31	55	71
Amad Diallo	Midfielder	Ivorian	21	9	4
Christian Eriksen	Midfielder	Danish	31	48	122
Bruno Fernandes	Midfielder	Portuguese	28	189	57
Kobbie Mainoo	Midfielder	English	18	1	-
Scott McTominay	Midfielder	Scottish	26	211	41
Hannibal Mejbri	Midfielder	Tunisian	20	3	24
Mason Mount	Midfielder	English	24	2	36
Facundo Pellestri	Midfielder	Uruguayan	21	12	12
Donny van de Beek	Midfielder	Dutch	26	60	19
Antony dos Santos	Midfielder	Brazilian	23	48	16
Alejandro Garnacho	Forward	Argentinian	19	33	2
Mason Greenwood(4)	Forward	English	21	129	1
Rasmus Hojlund	Forward	Danish	20	1	6
Anthony Martial	Forward	French	27	301	30
Marcus Rashford	Forward	English	25	363	53
Jadon Sancho	Forward	English	23	82	23
Shola Shoretire	Forward	English	19	5	0
(1)The table includes all men’s first team players as of 5 September 2023.
(2)Apps means appearances for our men’s first team through 5 September 2023.
(3)Caps means appearances for senior national football team through 5 September 2023.
(4)Currently out on loan to other clubs.
(5)Currently in on loan from other clubs.

Women’s team

The club launched its first professional women’s team in the 2018/19 season, winning the FA Women’s Championship in their first season thereby securing promotion to the FA Women’s Super League (the top tier in England). The team finished in 2nd place in the 2022/23 season, qualifying for the 2023/24 UEFA Women’s Champions League, as well as reaching the Women’s FA Cup final. Currently led by Head Coach Marc Skinner, our aims are to contribute to the growth of the women’s game, to develop a team capable of competing at the highest level in the women’s game both domestically and in Europe which has a core consisting of players who have graduated from our long-established and highly successful Manchester United Girls’ Regional Talent Club, and to offer academy players a clear route to top level football within the club. 8 players from our Women’s team represented their countries at the 2023 FIFA Women’s World Cup including 3 that were part of the England squad that reached the final.

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

As well as being an established domestic network that allows us to identify and attract the best talent within Manchester and England, we have an enhanced scouting infrastructure, with a presence in all major footballing nations. We believe this will enhance our ability to identify and recruit the best players for our academy and first team for many years to come.

Training facilities

We have invested significant resources into developing a performance center which contains advanced sports and science equipment. We have highly experienced training staff working at the performance center, where we provide physiotherapy, bio-mechanical analysis and nutritional guidance to our players as part of our drive to ensure that each player is able to achieve peak physical condition. We believe the quality of our performance center differentiates our club from many of our competitors. Fiscal year 2023 has seen a refurbishment and upgrade program take place including the swimming pool, gymnasium and associated facilities as well as office relocations and improvements.

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

Sponsorship

Our sponsorship agreements are negotiated directly by our commercial team. Our sponsors are granted various rights, which can include:

●	rights in respect of our brand, logo and other intellectual property;
●	rights in respect of our player and manager imagery;
●	exposure on our television platform, MUTV;
●	exposure on our website and mobile application;
●	exposure on our club branded social media channels;
●	exposure on digital perimeter advertising boards at Old Trafford;
●	exposure on interview backdrops; and
●	the right to administer promotions targeted at customers whose details are stored on our CRM database.

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

Our sponsors

The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreement with adidas.

The table below highlights some of our global and regional sponsors as of 1 July 2023:

Sponsor	Type of sponsorship	Product category
Apollo Tyres	Global sponsor	Tyres
Betfred	Global sponsor	Betting
Canon Medical Systems	Global sponsor	Medical scanners
Chivas	Global sponsor	Spirits
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Doo Group	Global sponsor	Online financial trading
Ecolab	Global sponsor	B2B Hygiene Products, Food Safety, Pest Management and Water Treatment Services
Extreme Networks	Global Sponsor	Wi-Fi
General Motors (Chevrolet)	Global sponsor	Automobiles
DXC	Global sponsor (sleeve)	Digital platform development
Kohler	Global sponsor	Kitchen and bathroom fixtures and generators
Konami	Global sponsor	Football computer games
Malta Tourism	Global sponsor	Destination Partner
Marriott	Global sponsor	Hotels
Maui Jim	Global sponsor	Eyewear
Melitta	Global sponsor	Coffee
Mlily	Global sponsor	Mattresses and pillows
Mondelez	Global sponsor	Confectionary, sweet biscuits, cakes and savory crackers
Qualcomm	Global sponsor	Technology
Spectrum (Remington)	Global sponsor	Electronic grooming
TeamViewer	Global sponsor (shirt)	Remote connectivity software
Tezos	Global sponsor	Blockchain
Therabody	Global sponsor	Percussive therapy devices
Clarity Sports	Regional sponsor	Travel
Dream Set Go	Regional sponsor	Travel
Estée Lauder	Regional sponsor	Skincare
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members’ clubs

Global, regional and supplier sponsors

In addition to revenue from our shirt sponsor TeamViewer and training kit partner Tezos, we generated a further £123.1 million in the year ended 30 June 2023 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

There is a significant growth opportunity to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards, which we believe represent key commercial opportunities within the financial services sector, and also serve as a means of follower expression and loyalty. Depending on the product category, we may pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Co-operative Bank (Myanmar), Emirates NBD Bank (UAE), Eurobank (Serbia), Guild Technology Inc. (US), ICICI (India), Invex (Mexico), Krungsri (Thailand), Maybank Group (Malaysia), Shinsei (Japan) and Virgin Money (UK).

Exhibition games and promotional tours

We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we played 29 exhibition games in Australia, China, Ireland, Norway, Singapore, Thailand, the United Kingdom and the United States. We normally receive a guaranteed fee for such tours. We also generate revenue from tour sponsorship opportunities sold to existing and new partners.

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

Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring Manchester United brands as well as other licensed products from high fashion and luxury products to children’s toys and household items such as mugs and bedspreads. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners’ wholesale distribution channels.

Subsequent to the balance sheet date, on 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase dependent on performance in league, domestic and continental competitions, with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 UEFA Champions League, no deductions are due under the original term to 30 June 2025. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season.

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

The Manchester United match jersey and training wear collections are completely redesigned for each season by adidas. The annual launch of the new jerseys is always a much-anticipated day for our global community of followers. The result is a robust adidas collection apparel business.

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

Broadcasting

Central Media

The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three years in duration (although some longer deals have been agreed in certain overseas territories) and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, Broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to “grass roots” football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Under the current Premier League broadcasting cycle which commenced in the 2022/23 season, international broadcasting rights are fixed at the previous cycle’s equal share adjusted for inflation. The increase in rights values above this are allocated to the twenty Premier League clubs based upon finishing position in the league.

COVID-19 resulted in the postponement of the 2019/20 Premier League, UEFA competitions and FA Cup competition with matches suspended from 13 March 2020. The delay to 2019/20 season completion, and broadcast schedule changes to the season as a whole, had implications for the agreements between the Premier League and both UK and international broadcasters, resulting in a rebate due to broadcasters on the annual fees for the 2019/20 Season of £285 million. The mechanism for allocating the impact of the rebate on individual clubs was approved by the 20 Premier League clubs and resulted in a reduction of approximately £11 million to amounts we typically would have earned. Half of the cash impact of this rebate was deducted from distributions to clubs in the 2021/22 season and the remaining half was deducted in 2022/23.

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

For the current 3-year agreement (which commenced in the 2021/22 season) amounts are distributed to each club as follows:

	Champions	Europa	Europa Conference
	League (“UCL”)	League (“UEL”)	League (“UECL”)
	€’million	€’million	€’million
Bonus for group stage participation	€15.65	€3.63	€2.94
Bonus for each group stage win (maximum 6)	€2.80	€0.63	€0.50
Bonus for each group stage draw(1)	€0.93	€0.21	€0.17
Bonus for group runners-up	N/A	€0.55	€0.33
Bonus for group winners	N/A	€1.10	€0.65
Bonus for knockout round play-off participation	N/A	€0.50	€0.30
Bonus for round of 16 participation	€9.60	€1.20	€0.60
Bonus for quarter-final participation	€10.60	€1.80	€1.00
Bonus for semi-final participation	€12.50	€2.80	€2.00
Runner-up bonus (inclusive of ticketing revenue share)	€15.50	€4.60	€3.00
Winner bonus (inclusive of ticketing revenue share)	€20.0	€8.60	€5.00
Maximum total of the above	€85.14	€22.91	€15.19
(1)	In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

In August of each season, the previous season’s Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €3.5 million participation fee, with the winner receiving an additional €1.0 million.

Total fixed distribution amounts are €1.101 billion for Champions League, €255.8 million for Europa League and €188 million for the Europa Conference League. In addition to the fixed amounts, UEFA allocates monies to a market pool which is also distributed to clubs who reach the group-stage and beyond. The total market pool for the Champions League is €300.3 million per annum and the total coefficient ranking allocation is €600.6 million per annum giving a combined annual total of €900.9 million. The total market pool for the Europa League is €139.5 million per annum and the total coefficient ranking allocation is €69.8 million per annum giving a combined annual total of €209.3 million. The total market pool for the Europa Conference League is €23.5 million per annum and the total coefficient ranking allocation is €23.5 million per annum giving a combined annual total of €47 million.

The individual club coefficient is determined by reference to past performance in UEFA club competitions over a ten-year period with additional points for historical winners of UEFA club competitions. On the basis of these parameters, a ranking has been established. The total Champions League amount of €600.6 million is divided into ‘coefficient shares’, with each share worth €1.137 million. The lowest-ranked team will receive one share (€1.14 million). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€36.38 million). The total Europa League amount of €69.8 million is divided into ‘coefficient shares’, with each share worth €132,000. The lowest-ranked team will receive one share (€132,000). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€4.22 million). The total Europa Conference League amount of €23.5 million is divided into ‘coefficient shares’, with each share worth €44,500. The lowest-ranked team will receive one share (€44,500). One share will be added to every rank and so the highest-ranked team will receive 32 shares (€1.42 million).

The market pool for each country is calculated based on the proportional value of its broadcasting agreements with UEFA relative to the total value of broadcasting agreements from all countries represented at the group stage. The total English market pool for the 2022/23 Europa League competition, in which Manchester United participated, was approximately €15 million. This amount can vary from season to season subject to the composition of the clubs taking part in the group stage. 50% of each country market pool is distributed to its group-stage representatives based on each club’s domestic performance in the previous season. For the Champions League this is based on league finishing position. For the Europa League this is based on league finishing position and potentially both domestic cup competitions (the winners of the FA Cup, if participating in the Europa League, earn the highest share). Any club which qualifies for the Champions League group-stage by virtue of winning the Europa League in the previous season does not receive a distribution of the 50% market pool based on domestic performance in the previous season. England has one spot in the Europa Conference League, against which 100% of fixed market pool monies are allocated.

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

The proliferation of digital television, broadband and fibre internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our digital media platforms to generate value through extended sponsor positioning, driving e-commerce, and direct-to-consumer opportunities, including selling premium services such as video and exclusive content subscriptions. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will be one of the primary means through which we engage and interact with our follower base. Recent measures to improve the fan digital experience include: single sign-on (SSO) on our United Direct site whereby now a single login is required; improving security; enhancing the design of our United Direct site to improve the user experience and reducing our environmental footprint.

Content and localization

Our digital media properties are an increasingly important means through which we engage with our fan base, domestically and internationally. To take advantage of that opportunity, we are constantly developing our premium, localized and exclusive content to enhance the proposition for our followers, members and paid subscribers around the world.

Our followers generally prefer to consume our content in their language and context. We believe we can effectively deliver tailored services to our followers globally through various language offerings, geographic targeting and personalized content. Our mobile application is available in Simplified Chinese. We also currently have international language websites in English, Spanish, French, Arabic, Simplified Chinese, Korean and Japanese. On our social channels we have international language feeds in English, Spanish, Portuguese, Arabic, Simplified Chinese, Korean, Japanese, Malay and Thai. This enables us to engage with our followers in their native language and to produce content that is specific to each region. This focus on true localization, not translation, can be seen across all our social media platforms. For example, on TikTok we use local trends, hashtags and culturally relevant music to speak to fans in a truly global, local way.

Mobile services and applications

Mobile devices running the iOS or Android operating system enable consumers to browse websites, watch video, share content, access dedicated applications and conduct e-commerce and, as a consequence, the majority of our followers access our website and digital content via their mobile devices.

In 2018 we launched our first free global mobile application. This application was developed in conjunction with our website to provide benefits to our fans, through a clean and easy navigation interface. We believe our mobile application also provides significant benefits to our business through better e-commerce functionality and more digital inventory for our commercial partners to benefit from. Since launch, further enhancements were made to our mobile application to incorporate our direct-to-consumer MUTV offering and provide additional functionality including messaging, Matchday audio streaming and providing access to our Premier League archive collection for the first time. These additional features have been successful in driving additional data acquisition and have further enhanced our personalization capabilities within the mobile application. We believe our focus on our owned and operated products will lead to an improved customer experience via the mining of owned data, which will lead to more personalization and a more engaged fan base, as users spend more time on our platforms and return regularly.

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

As of 30 June 2023, we had over 240.9 million social connections including approximately 76.2 million connections on our Facebook page, over 62.1 million followers on Instagram and over 41.7 million followers to our X (formerly known as Twitter) accounts. For the 2022/23 season we generated over 1.9 billion interactions across all platforms.

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

MUTV features a range of content, the primary categories of which are:

●	highlights from games and other time-delayed game footage (including full matches), both of which are subject to certain holdback periods under the agreements between media distributors, the participating clubs and the Premier League and UEFA;
●	live coverage of promotional tours and exhibition games;
●	lifestyle programming and other “behind the scenes” content profiling the club, our history, our manager and our players;
●	live coverage of women’s team games;
●	live coverage of academy and youth games;
●	live ‘Managers Press Conference’ before relevant men’s first team fixtures; and
●	various other award winning shows and documentaries.

Matchday

Our stadium, which we fully own, is called Old Trafford and is known as “The Theatre of Dreams.” We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 73,925. The stadium has approximately 10,000 executive club seats, including 133 luxury boxes, 24 restaurants and 4 sports bars.

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

Other Matchday revenue includes match day catering, event parking, programme sales as well as membership, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including the annual Rugby Super League Grand Final) and entertainment events.

We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £35 per season to join our Lite Membership, £40 to join the Full Membership or £60 to join the Premium membership scheme. At the end of the 2022/23 season we had over 360,000 members, one of the highest in world sport.

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

UEFA implemented an updated set of regulations from 1 July 2022 ahead of the commencement of a new cycle and competition format in 2024/25. The “break-even” rule from the previous regulations remains, aimed at encouraging football clubs to operate on the basis of their own revenue with some amendments. Owner investments of equity are allowed only within the acceptable deviation thresholds, as described below. In addition, the regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA club competition based on sporting grounds, will then be required to comply with a “monitoring” process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body (“CFCB”). The CFCB is part of UEFA’s Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FFP regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA club competitions and ultimately exclusion from UEFA club competitions.

With respect to the break-even assessment, a club must demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The prior permitted level of deficit was limited over the three-year assessment period to just €5 million, although a larger deficit of up to €30 million was permitted provided the deficit was reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeded the €30 million limit would automatically be in breach of the break-even rule, unless it had sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions. With respect to the updated break-even assessment, a club must continue to demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The newly permitted level of deficit is still limited over the three-year assessment period to just €5 million, although a larger deficit of up to €60 million permitted provided the deficit is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties or the club has existing positive equity in excess of the loss. Any club which exceeds the €60 million limit will automatically be in breach of the break-even rule. It is no longer possible to utilize surpluses gained in the two years prior to the assessment period. Another key change to the regulations is that previously depreciation of tangible fixed assets, youth development, women’s team and community expenditure were excluded from the break-even test. In the updated regulations, clubs must either have positive equity to the value of the expenditure to be able to exclude them from the calculation or they must be covered by equity contributions from equity participants and/or related parties (in addition to any allowable deficit contributions).

The larger deficit of up to €60 million over the three-year period can be increased to €90 million based on specific financial criteria being met, aimed at benefitting clubs that are financially sustainable.

UEFA’s Financial Sustainability regulations see clubs subject to squad cost controls for the first time. The cost control rule restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues. The cost control rule is a calendar year test which will be tested during the season to place greater emphasis on current financial information. This allows UEFA to identify breaches as they occur. The gradual implementation will see the percentage at 90% in 2023/24 based on calendar year 2023, 80% in 2024/25 based on calendar year 2024, and 70% in 2025/26 based on calendar year 2025. The percentage remains at 70% thereafter and is tested on a calendar year basis. This requirement provides a direct measure between squad costs and income to encourage more performance-related costs and to limit the market inflation of wages and transfer costs of players.

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

The break-even test result under the previous FFP regulations was initially assessed on the cumulative sum of the financial information for the four years ended 30 June 2022, being 2021/22, the average of 2020/21 and 2019/20 due to COVID-19 special regulations, and 2018/19. As this resulted in a loss above the allowable loss limit, under UEFA’s FFP rules, this was extended to five years to include 2017/18 and 2016/17. The club reported a loss of €34.4 million which was €29.4 million greater than the allowable loss of €5 million. UEFA allowed the increase of the allowable loss to €30m if the deficit was reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. However, as the club’s loss was in excess of €30 million, this option was not available. The club had a number of mitigating factors for the loss, having consistently reported surplus profits under UEFA’s regulations prior to the COVID-19 pandemic. The primary mitigating factors were the losses suffered in 2021/22 as a result of the COVID-19 pandemic, totalling €46.8 million, which were not taken into account under the regulations. Furthermore, the regulations stipulated that COVID-19 losses for 2019/20 and 2020/21 were allowable but only to the extent that they reset the UEFA test position to nil and in doing so the club only utilised €15.6 million out of a total of €246.6 million COVID-19 losses. Had either elements of these unutilised losses have been allowable for the 2022/23 test, the club would have comfortably passed the regulations.

Additionally, the club suffered non-cash foreign exchange movements on unhedged USD borrowings across the year-ended 30 June 2022, resulting in a £58.7 million loss in fiscal 2022, impacting the break-even test result. This foreign exchange movement is an unrealised amount and is a function of the club’s debt being denominated in USD whilst financial statements balances are reported in GBP. As a result of the technical breach, the club entered into discussions with the CFCB, with the CFCB acknowledging the extenuating circumstances. As a result, the CFCB issued the club with a €0.3 million fine with no go-forward restrictions and so this breach will have no bearing on the future performance of the club.

European clubs reported operating losses in excess of €1 billion in both 2019/20 and 2020/21 as a result of the COVID-19 pandemic after seven years of operating profits. European clubs had generated more than €5.7 billion in operating profits from fiscal year 2013 to 2019, compared with operating losses of €0.7 billion during the period from fiscal year 2009 to fiscal year 2013. The losses suffered during COVID-19 have partially contributed to UEFA’s drive to ensure clubs are stable and keep costs under control.

We support the financial sustainability regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years as a result of having one of the largest revenues in European football.

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

Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2023, based on our fiscal year 2022 and the average of fiscal year 2021 and 2020 audited financial statements. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, the Premier League board will determine whether the club will be able to pay its liabilities due to other football clubs and in respect of employees. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide evidence of sufficient funding to meet its liabilities as they fall due. If these results are negative by more than £105 million, regardless of secured funding, Premier League sanctions will apply. Our break-even test result submitted in March 2023 was positive.

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

The Foundation’s objectives are to ensure young people have access to community and educational outreach programs to help them make positive choices in their lives and develop in the following areas:

-Physical and mental wellbeing (living a happier, healthier life)

-Social wellbeing (bringing a sense of belonging to people and their communities)

-Employability (improving educational and employment outcomes)

The Foundation operates in the areas of highest social deprivation across Greater Manchester, with the aim of ensuring the benefits of these programs are felt by children and young people who need it most. With more than 23,000 sessions delivered in 2022/23 – encompassing more than 30,000 hours of delivery – the charity’s presence remains strong and visible across local communities.

The Foundation has partnerships with 66 primary, secondary, and special educational needs schools, as well as working alongside the Salford City College Group on a further education program in sport. Working predominantly across all ten boroughs of Greater Manchester, but recently expanding to Carlisle, Derbyshire, London and Derry/Londonderry, a coach is based in the high schools full-time to work with pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and a disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities for young people across Greater Manchester.

The Foundation fulfils all charitable activity for Manchester United, including supporting the Sir Bobby Charlton Foundation (finding innovative solutions to create a landmine-free world), and managing the club’s long-term partnership with global children’s organization Unicef. The Foundation also supports external charities by providing signed items for their own fundraising purposes.

Equality, Diversity and Inclusion

The Club is dedicated to promoting equality, diversity, and inclusion, and this is reflected in its All Red All Equal initiative, which covers a broad range of activities. The Club is also dedicated to achieving gender balance in its leadership teams, with 33% female representation in the Executive Leadership and a 40% female-to-male ratio in senior leaders and managers. The Club is also focused on promoting diversity in senior roles by creating an inclusive representation of leaders from various ethnicities, backgrounds, gender identities, sexual orientations, disabilities, social mobility, and economic backgrounds.

The Club is committed to promoting diversity and inclusion within our workforce. We have established partnerships with leading organizations such as 10,000 Black Interns, the Adidas MerkyFC Project, The FA Leadership Code, the Premier League Coach Diversity Index, Stonewall, and a number of Inclusive Executive Search Agencies. These highly productive collaborations enable us to attract talented individuals from underrepresented groups and backgrounds, to create a more inclusive and welcoming environment. We offer diverse opportunities for aspiring leaders through internships, work placements, and work experience programmes for early talent. We take pride in our efforts to create a truly diverse and inclusive workplace, and we will continue to work tirelessly to make this a reality.

Throughout the past season, significant progress has been made by the Club towards re-accrediting its Advance Level award through the Premier League’s Equality, Diversity, and Inclusion Standard. Furthermore, the Club has recently introduced a new Equality, Diversity and Inclusion Strategy that aligns its efforts with EU Sustainability Goals.

Furthermore, the Club has signed the Football Leadership Diversity Code, which aims to diversify our leadership and coaching teams. We are currently in the process of reporting on the progress made in achieving the targets outlined in the code’s third year.

Throughout the year, our Club has witnessed the progression of our significant campaigns, working in unison with our commercial partners and All Red All Equal initiative. Our primary campaigns, namely HATRED, SEE RED, ONE LOVE, CHANGE THE GAME, and IGNORED, have supported and impacted supporters worldwide. Generating over 11 million engagements, 8 million views of our video content, and 234 million impressions. Moving forward, the evolution of our work aims to celebrate and highlight the successes of significant figures, groups, and communities throughout history and in the future, promoting positivity and inspiration. We have continued to support football-wide campaigns and initiatives within the lens of All Red All Equal–- such as the Premier League’s ‘’No Room for Racism’’ initiative.

A range of active Employee Resource Groups and Affinity groups, as well as an Equality Committee, are in place to promote equality, diversity and inclusion at Manchester United. Employee Resource Groups align with our equality, diversity and inclusion strategy and strategic aims, and affinity groups allow for a breadth of intersectionality to grow with groups such as Menopause, bringing together colleagues from the business to share and support one another.

The Club’s commitment to equality, diversity and inclusion is deeply ingrained in its strategy and values and is supported by the Executive Leadership's dedication to these principles. A new strategy has been developed to align with the People Strategy and the overall Club strategy, outlining how all areas of the business are responsible for creating a diverse, welcoming, accessible and inclusive environment for everyone, ensuring the Club and its workforce embody these values.

Sustainability

We recognize the need to move towards a more sustainable economy. We have taken steps to reduce the amount of waste we produce and divert all operational waste away from landfills. We also aim to minimize the use of non-renewable materials, improve our recycling rates and use more recycled materials. We have achieved the Carbon Trust Standard, which recognizes organizations that take a best practice approach to measuring and managing their environmental impacts, and through our Reds Go Green initiative we intend to continue to build on our carbon and renewable energy strategy to improve our performance further. We have also achieved the Gold Standard in Green Tourism Business Certification, which recognizes the commitment of tourism businesses that are actively working to become more sustainable. We also offset carbon emissions generated from air travel from our 2023/24 pre-season tour to the United States through investment in renewable wind energy.

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

Key properties and locations	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Carrington training ground, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment properties	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment properties	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment properties	Owned (freehold)	10,800
Land and buildings at Castlemore Retail Park, Trafford Park, Manchester	Investment properties	Owned (freehold)	3,969
Office space, London	Offices	Leased (through April 2033)	8,500
Office space, Maryland, United States	Offices	Leased (through May 2024)	653

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

Customers

See “Item 3.D. Risk Factors — Risks Related to Our Business — We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, who represented 27.5%, 25.1% and 35.9% of our total revenue in each of the years ended 30 June 2023, 2022 and 2021, respectively. Our second largest customer was adidas, who represented 11.7%, 13.1% and 15.7% of our total revenue in each of the years ended 30 June 2023, 2022 and 2021.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 145-year heritage we have won 67 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, TeamViewer and Tezos that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2023 was £302.9 million.

Sponsorship

We monetize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Sponsorship – Our Sponsors” for some of our global and regional sponsors as at 1 July 2023.

A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

For the 2022/23 season, our shirt sponsor was TeamViewer and our training kit partner was Tezos. Total sponsorship revenue for the year ended 30 June 2023 was £189.5 million.

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

Subsequent to the balance sheet date, on 21 July 2023, the Group signed a 10-year extension to its agreement with adidas in respect of global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.

Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2023 was £113.4 million.

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

Season 2023/24 will be the second of a three-year (2022/23 – 2024/25) Premier League broadcasting rights cycle. All seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and the final one to Amazon Prime Video who was a new entrant in the previous cycle. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights for the new cycle represent a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. Overall growth for the new cycle is 16%. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8: 1. The international revenue growth will be allocated to merit payments, as this cap has not yet been reached, and will therefore benefit the higher placed teams.

Our participation in the Premier League and Champions League, Europa League or Europa Conference League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our men’s first team performance during the 2022/23 season, our men’s first team will participate in the 2023/24 Champions League.

In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £6.1 million, £6.8 million and £6.3 million for each of the years ended 30 June 2023, 2022 and 2021, respectively. Total Broadcasting revenue for the year ended 30 June 2023 was £209.1 million.

Matchday

Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2023 was £136.4 million.

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

Finance (costs)/income

A key component of our expenses during each of the past three fiscal years has been interest costs and revaluations of our USD borrowings. We expect interest expense to continue to be a significant component of our expenses. See “Item 5.B. Liquidity and Capital Resources — Indebtedness.” Finance costs also include the unwind of the discount recognized on amounts payable or receivable under transfer agreements as appropriate which can vary, depending on transfer activity and interest rates, amongst other factors.

Taxes

During each of the three years ended 30 June 2023, 2022 and 2021, our principal operating subsidiaries were tax residents in the United Kingdom. We were subject to a weighted UK statutory tax rate of 20.5% in the year ended 30 June 2023 and 19.0% in the years ended 30 June 2022 and 30 June 2021.

Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21)%.

In April 2023, a statutory tax rate of 25% took effect in the UK. We expect to utilize a credit in the United States for UK taxes paid and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to align more closely to the UK statutory tax rate of 25% now that this rate has taken effect.

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

A.OPERATING RESULTS

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2023 and 2022. For a discussion of our results of operations for the year ended 30 June 2021, including a year-to-year comparison between the years ended 30 June 2022 and 2021, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2022.

	Year ended 30 June
	2023	2022

Statement of profit or loss data	(£’000)
Revenue	648,401	583,201
Analyzed as:
Commercial revenue	302,886	257,820
Broadcasting revenue	209,095	214,847
Matchday revenue	136,420	110,534
Operating expenses	(681,117)	(692,520)
Analyzed as:
Employee benefit expenses	(331,374)	(384,141)
Other operating expenses	(163,211)	(117,911)
Depreciation and impairment	(13,848)	(14,314)
Amortization	(172,684)	(151,462)
Exceptional items	—	(24,692)
Other operating income	1,112	—
Operating loss before profit on disposal of intangible assets	(36,104)	(109,319)
Profit on disposal of intangible assets	20,424	21,935
Operating loss	(11,180)	(87,384)
Finance costs	(44,917)	(85,915)
Finance income	23,523	23,676
Net finance costs	(21,394)	(62,239)
Loss before income tax	(32,574)	(149,623)
Income tax credit	3,896	34,113
Loss for the year	(28,678)	(115,510)

Year Ended 30 June 2023 as Compared to the Year Ended 30 June 2022

	Year ended
	30 June
			% Change
	2023	2022	2023 over 2022

	(in £ millions)
Revenue	648.4	583.2	11.2%
Commercial revenue	302.9	257.8	17.5%
Broadcasting revenue	209.1	214.9	(2.7)%
Matchday revenue	136.4	110.5	23.4%
Total operating expenses	(681.1)	(692.6)	(1.7)%
Employee benefit expenses	(331.4)	(384.1)	(13.7)%
Other operating expenses	(163.2)	(117.9)	38.4%
Depreciation and impairment	(13.8)	(14.3)	(3.5)%
Amortization	(172.7)	(151.5)	14.0%
Exceptional items	—	(24.7)	—
Other operating income	1.1	—	—
Profit on disposal of intangible assets	20.4	22.0	(7.3)%
Net finance costs	(21.4)	(62.2)	(65.6)%
Income tax credit	3.9	34.1	(88.6)%

Revenue

Total revenue for the year ended 30 June 2023 was £648.4 million, an increase of £65.2 million, or 11.2%, compared to the year ended 30 June 2022, as a result of an increase in revenue in our commercial and Matchday sectors, partially offset by a decrease in revenue in our broadcasting sector, as described below.

Commercial revenue

Commercial revenue for the year ended 30 June 2023 was £302.9 million, an increase of £45.1 million, or 17.5%, over the year ended 30 June 2022.

●	Sponsorship revenue for the year ended 30 June 2023 was £89.5 million, an increase of £41.6 million, or 28.1%, over the year ended 30 June 2022, due to the impact of new sponsorship agreements and the men’s first team’s 2022 pre-season tour; and
●	Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2023 was £113.4 million, an increase of £3.5 million, or 3.2%, over the year ended 30 June 2022, due to the increased number of home matchdays in the current year.

Broadcasting revenue

Broadcasting revenue for the year ended 30 June 2023 was £209.1 million, a decrease of £5.8 million, or 2.7%, over the year ended 30 June 2022, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the current year, partially offset by improved performance in both domestic and continental competition.

Matchday revenue

Matchday revenue for the year ended 30 June 2023 was £136.4 million, an increase of £25.9 million, or 23.4%, over the year ended 30 June 2022, due to playing seven more home games across all competitions in the current year, together with strong demand for match by match hospitality offers.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2023 were £681.1 million, a decrease of £11.5 million, or 1.7%, over the year ended 30 June 2022.

Employee benefit expenses

Employee benefit expenses for the year ended 30 June 2023 were £331.4 million, a decrease of £52.8 million, or 13.7%, over the year ended 30 June 2022, as a result of squad turnover and the men’s first team not participating in the UEFA Champions League in the current year.

Other operating expenses

Other operating expenses for the year ended 30 June 2023 were £163.2 million, an increase of £45.3 million, or 38.4%, over the year ended 30 June 2022. This is primarily due to costs associated with the men’s first team pre-season tour and increased matchday costs associated with progression in domestic cup competitions.

Depreciation and impairment

Depreciation and impairment for the year ended 30 June 2023 amounted to £13.8 million, a decrease of £0.5 million, or 3.5%, over the year ended 30 June 2022.

Amortization

Amortization, primarily of registrations, for the year ended 30 June 2023 was £172.7 million, an increase of £21.2 million, or 14.0%, over the year ended 30 June 2022, due to investment in the first team playing squad. The unamortized balance of registrations as of 30 June 2023 was £384.9 million, of which £157.9 million is expected to be amortized in the year ending 30 June 2024. The remaining balance is expected to be amortized over the four years ending 30 June 2028. This does not take into account player acquisitions after 30 June 2023, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2023, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items for the year ended 30 June 2023 were £nil compared to a cost of £24.7 million for the year ended 30 June 2022. The prior year amount includes compensation due to former men’s first team managers, certain members of the playing, coaching and scouting staff, and certain non-playing staff. The cost incurred for the year ended 30 June 2023 also includes additional contributions we expect to pay towards the Football League pension scheme deficit based upon the latest actuarial valuation.

Other operating income

Other operating income for the year ended 30 June 2023 was £1.1 million compared to £nil in the year ended 30 June 2022.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year ended 30 June 2023 was £20.4 million, compared to a profit of £22.0 million for the year ended 30 June 2022. The profit on disposal of intangible assets for the year ended 30 June 2023 primarily related to the disposal of Pereira (Fulham) and Garner (Everton). The profit on disposal of intangible assets for the year ended 30 June 2022 primarily related to the disposal of James (Leeds) plus contingent fees and sell-on fees relating to former players.

Net finance costs

Net finance costs for the year ended 30 June 2023 were £21.4 million, compared to net finance costs of £62.2 million for the year ended 30 June 2022, primarily due to a favorable swing in foreign exchange rates resulting in unrealized foreign exchange gains on unhedged USD borrowings in the current year compared to unrealized foreign exchange losses in the prior year.

Income tax

The income tax credit for the year ended 30 June 2023 was £3.9 million, compared to £34.1 million for the year ended 30 June 2022. In both years the credit arose primarily as a result of deferred tax assets recognized in respect of losses arising in the respective year.

Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

B.LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and Carrington, payment of interest on our borrowings, employee benefit expenses, other operating expenses and, for certain periods, dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow and proceeds from transfer fees from the sale of players’ registrations. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We manage our cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating to fixed rates. We have US dollar revenues that we use to hedge our US dollar borrowing exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 June 2023, we had £100 million of outstanding loans under our revolving facilities.

Pursuant to our contract with adidas, which began on 1 August 2015 and was extended subsequent to the balance sheet date, on 21 July 2023, the minimum guarantee payable by adidas over the life of the extended agreement to 30 June 2035 is £1,650 million, being £750 million per the original term, plus £900 million per the extension, subject to certain adjustments. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.

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

Capital expenditures at Old Trafford

Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 74,240. In addition, we have continued to invest in improving hospitality suites and office and catering facilities through refurbishment programs.

We record these investments as capital expenditures. Capital expenditure at Old Trafford was £13.4 million, £4.1 million and £3.7 million for the years ended 30 June 2023, 2022 and 2021, respectively. This related to carrying out major improvements at Old Trafford relating to the offices and hospitality suites, as well as the deployment of a new stadium Wi-Fi network.

In addition, we spent approximately £8.2 million, £0.7 million and £1.0 million for the years ended 30 June 2023, 2022 and 2021 respectively at Carrington, our training facility. This includes carrying out major improvements to training pitches, upgrading the floodlighting system, and the expansion of our Women’s and Academy facilities.

Digital Media capital expenditure

We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset – registrations capital expenditure

Our average net intangible asset – registrations capital expenditure over the last 5 years has been a cash outflow of £124.0 million per fiscal year. However, net intangible asset – registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset – registrations capital expenditure. Actual cash used or generated from net intangible asset – registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

Last 5 Years Net Intangible Asset – Registrations Capital Expenditure(1)

(1)	The net intangible asset – registrations capital expenditure data presented is the sum of all cash used for purchases of intangible assets – registrations and all cash generated from sales of intangible assets – registrations.

Working Capital

Our directors confirmed that, as of the date of this Annual Report, after taking into account our current cash and cash equivalents and our anticipated cash flow from operating and financing activities, we believe that we have sufficient working capital for our present requirements for at least the next 12 months.

Commitments

As of 30 June 2023, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £5,152,000 and to other intangible assets amounting to £nil. These amounts are not recognized as liabilities.

Cash Flow

The following table summarizes our cash flows for the years ended 30 June 2023, 2022 and 2021:

	Year ended 30 June
	2023	2022	2021

	(in £ millions)
Cash flow from operating activities
Cash generated from operations	128.9	121.7	137.8
Interest paid	(32.0)	(20.6)	(20.5)
Interest received	0.5	0.1	—
Tax paid	(1.6)	(4.8)	(4.2)
Net cash inflow from operating activities	95.8	96.4	113.1
Cash flow from investing activities
Payments for property, plant and equipment	(15.6)	(8.3)	(6.2)
Payments for intangible assets	(156.2)	(115.4)	(138.2)
Proceeds from sale of intangible assets	31.6	30.3	46.0
Payments for derivative financial instruments	—	—	(0.9)
Net cash outflow from investing activities	(140.2)	(93.4)	(99.3)
Cash flow from financing activities
Proceeds from borrowings	100.0	40.0	60.0
Repayment of borrowings	(100.0)	—	—
Principal elements of lease payments	(1.9)	(1.4)	(1.7)
Dividends paid	—	(33.6)	(10.7)
Net cash (outflow)/inflow from financing activities	(1.9)	5.0	47.6
Net (decrease)/increase in cash and cash equivalents(1)	(46.3)	8.0	61.4
(1)Excludes the effects of exchange rate changes on cash and cash equivalents.

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2023 was £128.9 million, an increase of £7.2 million from £121.7 million for the year ended 30 June 2022. This is primarily due to increased Commercial and Matchday revenues partially offset by lower Broadcasting revenues due to the men’s first team participating in the UEFA Europa League rather than the UEFA Champions League. Cash generated from operations for the year ended 30 June 2021 was £137.8 million.

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

Interest paid was £32.0 million for the year ended 30 June 2023, an increase of £9.4 million on the year ended 30 June 2022 due to an increase in our drawdown under our revolving facilities during the year, which was repaid before 30 June 2023 and the impact of higher interest rates. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February. Interest paid for the year ended 30 June 2021 was £20.5 million.

Net cash inflow from operating activities was £95.8 million for the year ended 30 June 2023, a decrease of £0.6 million compared to a net cash inflow of £96.4 million for the year ended 30 June 2022. Net cash outflow from operating activities for the year ended 30 June 2021 was £113.1 million.

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

Net cash outflow from investing activities for the year ended 30 June 2023 was £140.2 million, an increase of £46.8 million from £93.4 million for the year ended 30 June 2022. Net cash outflow from investing activities for the year ended 30 June 2021 was £99.3 million.

For the year ended 30 June 2023, net capital expenditure on property, plant and equipment was £15.6 million, an increase of £7.3 million from net expenditure of £8.3 million for the year ended 30 June 2022. Net capital expenditure on property, plant and equipment for the year ended 30 June 2021 was £6.2 million.

For the year ended 30 June 2023, net capital expenditure on intangible assets was £124.6 million, an increase of £39.5 million from net expenditure of £85.1 million for the year ended 30 June 2022. Net capital expenditure for the year ended 30 June 2023 was mainly comprised of payments made for the acquisitions of Antony, Casemiro, Martinez and Sancho less payments received relating primarily to the disposal of James, Lukaku and Pereira.

Net capital expenditure for the year ended 30 June 2022 was mainly comprised of payments made for the acquisitions of Sancho, Varane and Van de Beek and the extension of Fernandes, less payments received relating to the disposal of Lukaku.

Net capital expenditure for the year ended 30 June 2021 was mainly comprised of payments made for the acquisitions of Sancho, Varane and Van de Beek and the extension of Fernandes, less payments received relating to the disposal of Lukaku.

For the years ended 30 June 2023 and 30 June 2022, net expenditure on derivative financial assets was £nil. Net expenditure on derivative financial assets for the year ended 30 June 2021 was £0.9 million.

Net cash (outflow)/inflow from financing activities

Net cash outflow from financing activities for the year ended 30 June 2023 was £1.9 million compared to net cash inflow of £5.0 million for the year ended 30 June 2022. During the year ended 30 June 2023, a drawdown of £100.0 million was made on our revolving facilities which was subsequently repaid before 30 June 2023.

During the year ended 30 June 2022, we made a drawdown of £40.0 million on our revolving facilities and paid three dividends amounting to £33.6 million.

Net cash inflow from financing activities for the year ended 30 June 2021 was £47.6 million. During the year ended 30 June 2021, we made a drawdown of £60.0 million on our revolving facilities and paid one dividend amounting to £10.7 million.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2023 the sterling equivalent of £332.1 million (net of unamortized issue costs of £2.1 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

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

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Europe Designated Activity Company as lender. As of 30 June 2023, the sterling equivalent of £175.2 million (net of unamortized issue costs of £1.7 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to US dollar SOFR plus a credit adjustment spread (provided that if the rate is less than zero, SOFR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

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

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021 and amended on 4 November 2022) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 June 2023, we had £25 million in outstanding loans and £125 million in borrowing capacity under our initial revolving facility.

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

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022 and amended on 4 November 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2023, we had £25 million in outstanding loans and £50 million in borrowing capacity under our new revolving facility.

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

In addition to the general covenants described below, the new revolving facility contains a financial maintenance covenant requiring us to maintain consolidated EBITDA of not less than £65 million for each 12 month testing. We are able to claim certain dispensations from complying with the consolidated EBITDA floor including up to twice (in non-consecutive financial years) during the life of the new revolving facility if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. In addition, in the event that the financial covenant is not complied with, such non-compliance may also be cured with the cash proceeds of additional shareholder funding or subordinated shareholder funding no later than the end of the period 20 business days following the earlier of the date on which the compliance certificate setting out the calculations in respect of the relevant covenant determination is required to be delivered and the date on which it is delivered under the terms of the revolving facilities agreement, and no equity cures may be made in consecutive financial quarters or on more than four occasions over the life of the new revolving facility. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing.

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

On 26 April 2022 we entered into a new bilateral revolving facility agreement which was amended on 4 November 2022 (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2023, we had £50 million in outstanding loans and £25 million in borrowing capacity under our bilateral revolving facility.

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

As of 30 June 2023, we were in compliance with all covenants under our debt facilities.

Off balance sheet arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2023 is £133.1 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2023, we believe receipt of £nil to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of 30 June 2023, we had not entered into any other off-balance sheet transactions.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2023 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2023 and 30 June 2022 and for the years ended 30 June 2023, 2022 and 2021 included elsewhere in this Annual Report.

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

Subsequent to the balance sheet date, on 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League, respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract. In line with IFRS 15, this estimate is considered at each reporting date.

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see Notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2023 and 2022 and for the years ended 30 June 2023, 2022 and 2021 included elsewhere in this Annual Report.

Value of intangible assets — registrations

The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the value of the consideration payable, including an estimate of the value of any contingent consideration based on probability of payment being made at the balance sheet date. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the individual’s registration. The estimate of the value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Costs associated with the acquisition of players’ and key football management staff registrations include transfer fees, Premier League levy fees, agents’ fees and other directly attributable costs. These costs are amortized over the period covered by the individual’s contract. To the extent that an individual’s contract is extended, the remaining book value is amortized over the remaining revised contract life. See “B. Liquidity and Capital Resources – Off Balance Sheet Arrangements”.

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

Recognition of tax related provisions

The Group is subject to a number of ongoing player related tax enquiries with HMRC, and management regularly estimates the expected amounts payable as a result of these enquiries. Provisions are recognized based on management’s best estimate at the end of the reporting period of the probable future cash flows required to settle future liabilities which by their nature are uncertain. Management considers both the facts and evidence of each case on an individual basis, combined with our knowledge and experience in similar matters in estimating the value of these provisions. These provisions may change over time as a result of developments in the enquiries, additional evidence, or changes in precedent from other similar cases in the industry. The timing of these expected outflows is also by its nature uncertain and are therefore recognized based on management’s best estimate.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.DIRECTORS AND SENIOR MANAGEMENT

The following table lists each of our current executive officers and directors and their respective ages and positions as of the date of this Annual Report.

Name	Age	Position	Director Position Held Since
Avram Glazer	62	Executive Co-Chairman and Director	May 2012
Joel Glazer	56	Executive Co-Chairman and Director	May 2012
Richard Arnold	52	Chief Executive Officer and Director	August 2012
Cliff Baty	53	Chief Financial Officer and Director	December 2017
Patrick Stewart	51	Chief Legal Officer, General Counsel and Director	December 2022
Kevin Glazer	61	Director	August 2012
Bryan Glazer	58	Director	August 2012
Darcie Glazer Kassewitz	55	Director	September 2012
Edward Glazer	53	Director	November 2012
Robert Leitão	60	Director	August 2012
Manu Sawhney	56	Director	September 2012
John Hooks	67	Director	November 2012

The following is a brief biography of each of our executive officers and directors:

Avram Glazer, aged 62, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 56, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers. Mr. Glazer is a member of the NFL Finance, International, Media, and Legalized Sports Betting Committees. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Richard Arnold, aged 52, is the Company’s Chief Executive Officer and a Director of the Company. In his capacity as Chief Executive Officer, Mr. Arnold oversees all commercial and operational aspects of the Company. Mr. Arnold also serves as Chairman of the Manchester United Foundation. In a previous role as Commercial Director (until June 2013) he was responsible for the management and growth of the Company’s sponsorship business, retail, merchandising, apparel & product licensing business, and digital media business. In this capacity he was nominated for SportBusiness International’s Sports innovator of the year list in 2011. In each of 2017, 2018, 2019 and 2020, Mr. Arnold has been named as an LGBT+ Executive Ally by the charity OUTstanding, in recognition of the work he has done to progress LGBT+ inclusion at Manchester United for employees and supporters. In addition to this, Mr. Arnold was named as Diversity Ally of the Year at the European Diversity Awards in 2019. Mr. Arnold was previously Deputy Managing Director of InterVoice Ltd responsible for the international channel sales and marketing division of InterVoice Inc., a NASDAQ listed technology company, between 2002 and 2007. He was nominated as a finalist for Young Director of the Year by the United Kingdom Institute of Directors in 2004 and 2005. Prior to InterVoice, he worked at Global Crossing Europe Ltd, a company in the technology sector, on its restructure between 1999 and 2002. Prior to this he was a senior manager in the telecommunications and media practice at PricewaterhouseCoopers LLP from 1993 to 1999, including working on the privatization of the Saudi Telecommunications Corporation and the Initial Public Offering of Orange in the United Kingdom. He received an honors Bachelor of Science degree in biology from Bristol University in 1993 and received his Chartered Accountancy qualification in 1996.

Cliff Baty, aged 53, is the Company’s Chief Financial Officer and a Director of the Company. He was appointed to our board of directors in December 2017. He is responsible for managing all aspects of financial reporting and financial control of the Company and is also responsible for the club’s Strategy and Planning function. Mr. Baty joined Manchester United in 2016. Prior to joining the Company, Mr. Baty served as Chief Financial Officer and member of the board of directors of Sportech plc, a leading pool betting operator and technology supplier, from 2013 to 2016. Prior to Sportech, he worked at Ladbrokes plc from 2006 to 2013 in a number of senior finance roles including Finance Director of its eGaming and International businesses, as well as Ladbrokes businesses in Spain, Italy and South Africa. Before that he was Group Financial Controller of Hilton Group plc from 2004 to 2006. He qualified as a Chartered Accountant with Ernst & Young, where he worked for 10 years. He received a Bachelor of Arts degree in Chemistry from Oriel College, Oxford University in 1992.

Patrick Stewart, aged 51, is the Company’s Chief Legal Officer and General Counsel, and a Director of the Company. He has been with Manchester United since 2006. He is responsible for managing the Company’s legal and regulatory affairs as well as its relationships with football stakeholders. Having been nominated by the European Club Association, Patrick was appointed as an arbitrator at the Court of Arbitration for Sport in Switzerland in 2018. Prior to joining the Company, he worked for two leading UK commercial law firms and TEAM Marketing AG, the Swiss sports marketing agency responsible for selling the commercial rights to the UEFA Champions League. Patrick studied at the University of Glasgow and the Johannes Gutenberg-Universität Mainz (Germany) and received a Bachelor of Laws (Honours) Degree in 1994, before qualifying as a solicitor in 1997.

Kevin Glazer, aged 61, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is the CEO and owner of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree in Economics.

Bryan Glazer, aged 58, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and also serves on the NFL’s Media Owned and Operated Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 55, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is the President of the Glazer Vision Foundation. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 53, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers, and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor’s degree from Ithaca College.

Robert Leitão, aged 60, is a Director of the Company. He is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group. Rothschild & Co Gestion is responsible for all aspects of the Rothschild & Co Group strategy, team and operations across its global network of 50+ offices. Robert is also Co-Chairman of the Rothschild & Co Group Executive Committee and Head of Global Advisory, the leading advisory firm in the world. He also serves as Chief Executive of NM Rothschild & Sons, Rothschild & Co’s subsidiary in the United Kingdom. Prior to joining Rothschild & Co in 1998, Robert was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Robert serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre for Entrepreneurs.

Manu Sawhney, aged 56, is a Director of the Company. With over 29 years of rich experience in the sports, media, entertainment and consumer industry, Mr. Sawhney until recently served as the Chief Executive Officer of the International Cricket Council (ICC). ICC is the global governing body for the sport of cricket representing 105 members, the ICC governs and administrates the game and is responsible for the staging of major international tournaments including the ICC Men’s World Cup and Women’s World Cup and the ICC Men’s and Women’s T20 World Cups as well as all associated qualifying events. Mr. Sawhney prior to this role served as the Chief Executive Officer of the Singapore Sports Hub, one of the largest sporting Public-Private Partnerships in the world, and the city-state’s premier sporting, lifestyle and entertainment destination. Mr. Sawhney previously served as the Managing Director of ESPN STAR Sports (ESS), a 50:50 joint venture for Asia between ESPN and News Corp, and reported directly to the board of directors. He was responsible for the overall business leadership and P&L of the company across 24 countries in Asia. Prior to heading ESS’s Asia operations, Mr. Sawhney served as the Executive Vice President of Programming/Event Management/Marketing/ Network Presentation, wherein he negotiated and secured various multi-year renewals of key global and regional rights & affiliate deals. Mr. Sawhney also previously served as the Managing Director of ESS’s South Asia business based out of India. Mr. Sawhney holds a Bachelor’s degree in Mechanical Engineering from the Birla Institute of Technology & Science, Pilani, India, and received his Masters in International Business from the Indian Institute of Foreign Trade, New Delhi, India. Mr. Sawhney also served on the Steering Committee of the 28th South East Asian Games and is a member of the Young Presidents Organisation.

John Hooks, aged 67, is a Director of the Company. He has been in the luxury fashion industry for over 40 years and has held positions in some of the sector’s most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Marketing Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company’s global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. From 2016 to 2021 he was a senior adviser to McKinsey & Company.

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

B.COMPENSATION

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2023 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2023 was £7,195,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2023 was £8,000.

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

During the year ended 30 June 2023, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A
ordinary shares
Outstanding at beginning of the year	192,051
Awarded during the year	108,298
Vested during the year	(96,871)
Outstanding at the end of the year	203,478

The fair value of shares awarded during the year was $23.85 (£18.75) per share. Awards made in the year ended 30 June 2023 were approved by the Remuneration Committee subsequent to the year-end date.

Share reserve

Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14,679,924 shares remain available for issuance as of 2 September 2023.

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

●Share Options provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.
●Restricted Shares may be granted to any eligible individual selected by the administrator and are made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, are forfeited for no consideration or repurchased by us at the original purchase price (if applicable) if the conditions or restrictions on vesting are not met. The Equity Plan provides that restricted shares generally may not be sold or otherwise transferred until the applicable restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, have voting rights and have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until the restrictions are removed or expire.
●Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The Equity Plan provides that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, Class A ordinary shares underlying restricted share units are not issued until the restricted share units have vested, and recipients of restricted share units generally have no voting or dividend rights prior to the time when vesting conditions are satisfied and the Class A ordinary shares are issued.
●Deferred Share Awards represent the right to receive Class A ordinary shares on a future date. The Equity Plan provides that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares are not issued until the deferred share award has vested, and recipients of deferred shares generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying Class A ordinary shares of deferred shares will not be issued, if the applicable vesting conditions and other restrictions are not met.
●Deferred Share Unit Awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit award entitles the holder thereof to receive one share of our Class A ordinary shares on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The Equity Plan provides that, like deferred shares, deferred share units may not be sold or otherwise hypothecated or transferred until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that Class A ordinary shares in respect of underlying deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares underlying the award have been issued to the holder.

●Share Appreciation Rights, or SARs, may be granted in the administrator’s discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although the Equity Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan may be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.
●Dividend Equivalents represent the value of the dividends, if any, per Class A ordinary share paid by us, calculated with reference to the number of Class A ordinary shares covered by the award. The Equity Plan provides that dividend equivalents may be settled in cash or Class A ordinary shares and at such times as determined by the administrator.
●Share Payments are payments made to employees, consultants or non-employee directors in the form of Class A ordinary shares or an option or other right to purchase Class A ordinary shares. Share payments may be made as part of a bonus, deferred compensation or other arrangement and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied. Share payments may be made in lieu of cash compensation that would otherwise be payable to the employee, consultant or non-employee director or share payments may be made as a bonus payment in addition to compensation otherwise payable to such individuals.

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

C.BOARD PRACTICES

Board of directors

We currently have 12 directors on our board of directors, two of whom, Messrs. John Hooks and Manu Sawhney, have been determined by the board of directors to qualify as an “independent director” pursuant to rules of the New York Stock Exchange. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Our amended and restated memorandum and articles of association provide that each director elected at a general meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the board of directors or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

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

Audit committee

Our audit committee consists of Messrs. John Hooks and Manu Sawhney. Our board of directors determined that each of Messrs. John Hooks and Manu Sawhney is financially literate and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Manu Sawhney acts as chairman of our audit committee and has been determined by the board of directors to qualify as an audit committee financial expert as set forth under the applicable rules of the Exchange Act. A copy of our audit committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

D.EMPLOYEES

Employees

The average monthly number of employees during the years ended 30 June 2023, 2022 and 2021, respectively, including directors, was as follows:

	2023	2022	2021
	Number	Number	Number
Average number of employees:
Football – men’s and women’s players	131	124	118
Football - technical and coaching	192	189	176
Commercial	167	151	131
Media	104	94	90
Administration and other	518	477	468
Average monthly number of employees	1,112	1,035	983

The table below sets out the average monthly number of employees during the years ended 30 June 2023, 2022 and 2021, respectively, including directors, by geography:

	2023	2022	2021
	Number	Number	Number

United Kingdom	1,068	983	926
Hong Kong	7	7	11
United States	2	2	3
Rest of World	35	43	43
Average monthly number of employees	1,112	1,035	983

We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,517 temporary employees on average in fiscal year 2023, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford.

E.SHARE OWNERSHIP

The following table shows the number of shares owned by our directors and members of our executive management as of 6 September 2023:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Avram Glazer(2)	—	—	16,606,979	15.07%	14.38%
Joel Glazer(3)	1,707,614	3.23%	21,899,366	19.87%	19.11%
Richard Arnold	(*)	(*)	—	—	(*)
Cliff Baty	(*)	(*)	—	—	(*)
Patrick Stewart	(*)	(*)	—	—	(*)
Kevin Glazer(4)	—	—	15,899,366	14.43%	13.77%
Bryan Glazer(5)	—	—	19,899,365	18.06%	17.23%
Darcie Glazer Kassewitz(6)	603,806	1.14%	20,899,365	18.96%	18.15%
Edward Glazer(7)	—	—	15,003,172	13.61%	12.99%
Robert Leitão	—	—	—	—	—
Manu Sawhney	—	—	—	—	—
John Hooks	—	—	—	—	—
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(3)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(4)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(5)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(6)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(7)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.
(*)	These directors and members of our executive management individually own less than 1% of our Class A ordinary shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 6 September 2023, based on notifications made to the Company or public filings:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Lindsell Train Limited(2)	11,018,676	20.81%	—	—	0.95%
Ariel Investments, LLC (3)	8,454,466	15.97%	—	—	0.73%
Massachusetts Financial Services Company (4)	3,428,274	6.47%	—	—	0.30%
Avram Glazer(5)	—	—	16,606,979	15.07%	14.38%
Joel M. Glazer(6)	1,707,614	3.22%	21,899,366	19.87%	19.11%
Kevin Glazer(7)	—	—	15,899,366	14.43%	13.77%
Bryan G. Glazer(8)	—	—	19,899,365	18.06%	17.23%
Darcie S. Glazer(9)	603,806	1.14%	20,899,365	18.96%	18.15%
Edward S. Glazer (10)	—	—	15,003,172	13.61%	12.99%
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Based on information reported on a Schedule 13G/A filed on 8 February 2023, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train have shared and dispositive power over 11,018,676 shares of our Class A ordinary shares. Each of Messrs. Lindsell and Train own a significant membership interest in LTL and may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.
(3)	Based on information reported on a Schedule 13G/A filed on 10 January 2023, Ariel Investments, LLC (“AIL”) has sole voting power over 7,617,381 of our Class A ordinary shares and sole dispositive power over 8,454,466 of our Class A ordinary shares. The business address of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.
(4)	Based on information reported on a Schedule 13G/A filed on 8 February 2023, Massachusetts Financial Services Company (“MFS”) has sole voting and dispositive power over 3,428,274 of our Class A ordinary shares. The business address of MFS is 111 Huntington Avenue, Boston, MA 02199.
(5)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(6)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(7)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(8)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(9)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(10)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee.

Since 1 September 2020 until 1 September 2023, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

●	on 10 September 2021, Ariel Investments LLC made a public filing that it beneficially owned 5,971,625 of our Class A ordinary shares, representing 0.52% of total voting power;
●	on 13 September 2021, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 19,899,365 of our Class B ordinary shares, representing 17.23% of total voting power;
●	on 18 October 2021, Kevin Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,899,366 of our Class B ordinary shares, representing 13.77% of total voting power;
●	on 18 October 2021, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,003,172 of our Class B ordinary shares, representing 12.99% of total voting power;

●	on 1 December 2021, Lindsell Train Limited made a public filing that it beneficially owned 11,108,340 of our Class A ordinary shares, representing 0.96% of total voting power;
●	on 10 December 2021, Ariel Investments LLC made a public filing that it beneficially owned 10,596,721 of our Class A ordinary shares, representing 0.92% of total voting power;
●	on 2 February 2022, Massachusetts Financial Services Company made a public filing that it held 3,166,867 of our Class A ordinary shares, representing 0.27% of total voting power;
●	on 11 February 2022, Lindsell Train Limited made a public filing that it beneficially owned 10,847,340 of our Class A ordinary shares, representing 0.94% of total voting power;
●	on 14 February 2022, Ariel Investments LLC made a public filing that it beneficially owned 10,934,059 of our Class A ordinary shares, representing 0.95% of total voting power;
●	on 14 February 2022, Baron Capital Group, Inc. made a public filing that it held 9,764,453 of our Class A ordinary shares, representing 0.84% of total voting power;
●	on 21 March 2022, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 1,707,614 of our Class A ordinary shares and 21,899,366 of our Class B ordinary shares, representing 19.11% of total voting power;
●	on 7 April 2022, Baron Capital Group, Inc. made a public filing that it held 5,583,670 of our Class A ordinary shares, representing 0.48% of total voting power;
●	on 5 July 2022, Baron Capital Group, Inc. made a public filing that it held 1,553,888 of our Class A ordinary shares, representing 0.13% of total voting power;
●	on 10 January 2023, Ariel Investments LLC made a public filing that it beneficially owned 8,454,466 of our Class A ordinary shares, representing 0.73% of total voting power;
●	on 8 February 2023, Massachusetts Financial Services Company made a public filing that it held 3,428,274 of our Class A ordinary shares, representing 0.30% of total voting power; and
●	on 8 February 2023, Lindsell Train Limited made a public filing that it beneficially owned 11,018,676 of our Class A ordinary shares, representing 0.94% of total voting power.

US Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 6 September 2023, we had 52,295,829 Class A ordinary shares held by 3,819 US resident shareholders of record, representing approximately 4.53% of total voting power and 110,207,613 Class B ordinary shares held by 12 US resident shareholders of record, representing approximately 95.62% of total voting power.

Shareholders’ Arrangements

As of 6 September 2023, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.

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

There have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2022 through the date of this Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2022 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

No dividends were paid for fiscal year 2023. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

B.SIGNIFICANT CHANGES

Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2023, for total proceeds, net of associated costs, of £39,751,000. The associated net book value was £9,951,000. Also subsequent to 30 June 2023, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £140,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2023, the registrations of certain players were acquired or extended for a total consideration, including associated costs, of £207,967,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2023, sell-on fees and contingent consideration totalling £1,363,000 became payable in respect of previous playing registration acquisitions.

Adidas contract extension

On 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. Further information on this is provided in Note 4.3(i) to the financial statements of this report.

Revolving facilities

On 3 July 2023, a drawdown on the Group’s revolving facilities of £50.0 million was made. This was comprised of £30.0 million under our initial revolving facility with Bank of America and £20.0 million under our revolving facility with Santander.

On 3 August 2023, a further drawdown on the Group’s revolving facilities was made. This was comprised of a £45.0 million drawdown under our initial revolving facility with Bank of America and £5.0 million under our revolving facility with Santander. This took the total drawdown as of 3 August 2023 to £200.0 million from available facilities of £300.0 million.

On 10 October 2023, a further drawdown on the Group’s revolving facilities was made. This comprised of a £35.0 million drawdown under our initial revolving facility with Bank of America, a £12.5 million drawdown under our bilateral facility with Bank of America and a £12.5 million drawdown under our revolving facility with Santander. This took the total drawdown as of 10 October 2023 to £260.0 million from available facilities of £300.0 million.

Qualcomm front of shirt partnership agreement

On 12 September 2023, the Group signed an expanded agreement with Qualcomm Technologies, Inc. that will see the Snapdragon® brand displayed on the front of the playing shirts of both our Men’s and Women’s teams, commencing from the start of the 2024/25 season. Amounts realised in relation to the signing of this agreement, which include charges relating to the changes to the existing TeamViewer shirt sponsorship, will be recognized in the first quarter of the year ended 30 June 2024.

ITEM 9. THE OFFER AND LISTING

Markets

We are incorporated under the Companies Law (as amended) of the Cayman Islands, and our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 6 September 2023 we had 52,951,335 Class A ordinary shares listed.

ITEM 10. ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019 and is incorporated by reference into this Annual Report.

C.MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Sixth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 1 June 2023, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.
●	Amendment letter relating to the Secured Term Facility Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.3 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.5 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.

●	Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.7 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.8 to this Annual Report.
●	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.9 to this Annual Report.
●	Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated 14 June 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.10 to this Annual Report.
●	Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.11 to this Annual Report.
●	Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.12 to this Annual Report.
●	Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.14 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.15 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.16 to this Annual Report.
●	2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.17 to this Annual Report.
●	Premier League Handbook, Season 2022/23. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2022/23. A copy of the Handbook is included as Exhibit 4.18 to this Annual Report.
●	Premier League Handbook, Season 2023/24. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2023/24. A copy of the Handbook is included as Exhibit 4.19 to this Annual Report.

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

I.SUBSIDIARY INFORMATION

Not applicable.

J.ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to Note 30 to our audited consolidated financial statements as of 30 June 2023 and 2022 and for the years ended 30 June 2023, 2022 and 2021 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

As of 30 June 2023, the amount accumulated in the hedging reserve relating to the above hedge was a credit of £0.1 million (this amount is stated gross before deducting related tax).

Based on exchange rates existing as of 30 June 2023, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £3.7 million for the year ended 30 June 2023. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £4.5 million for the year ended 30 June 2023.

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

Cash flow and fair value interest rate risk

Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facilities and our secured term loan facility bear interest at variable rates. As of 30 June 2023, we had £175.2 million of variable rate indebtedness outstanding under our secured term loan facility and £100 million of variable rate indebtedness outstanding under our revolving facilities. We manage our cash flow interest rate risk, where considered appropriate, using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. A hypothetical one percentage point increase in interest rates on our variable rate indebtedness would not have a material impact on our annual interest expense.

Other than as disclosed herein, we have no additional hedging policies.

Derivative Financial Instruments

Interest rate swaps

We have interest rate swaps in place in respect of our secured term loan facility. As of 30 June 2023, the fair value of outstanding interest rate swaps was an asset of £4.2 million.

Foreign exchange forward contracts

We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2023, the fair value of outstanding foreign exchange forward contracts was a net liability of £1.2 million.

Embedded foreign exchange derivatives

We have a number of foreign exchange based embedded derivatives in host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2023, the fair value of such derivatives was an asset of £11.3 million and a liability of £0.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2023, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report on Form 20-F in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2023 was effective.

Our internal control over financial reporting as of 30 June 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-3 to F-5 of this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Manu Sawhney satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Manu Sawhney qualifies as an “audit committee financial expert” as defined in Item 16A of Form 20-F under the Exchange Act.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2023 and 2022. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2023 and 2022, and breaks down these amounts by category of service:

	2023	2022
	£’000	£’000
Audit Fees	753	620
Audit-Related Fees	17	94
Tax Fees	10	13
Total	780	727

Audit Fees

Audit fees for the years ended 30 June 2023 and 2022 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letter work.

Audit-Related Fees

Audit-related fees for the years ended 30 June 2023 and 2022 were related to the audit of the Group pension scheme financial statements.

Tax Fees

Tax fees for the years ended 30 June 2023 and 2022 were related to tax compliance and tax advice services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No repurchases of our Class A ordinary shares were made during the fiscal year ended 30 June 2023.

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

As of 30 June 2023, a total of 1,682,896 shares have been repurchased. The average price paid per share was £12.66 and the approximate value of shares that may yet be purchased under the program is £6.0 million. Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred.

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

In general, under the rules of the New York Stock Exchange, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance practices of the New York Stock Exchange. Accordingly, we follow certain corporate governance practices of our home country, the Cayman Islands, in lieu of certain of the corporate governance requirements of the New York Stock Exchange. Specifically, we do not have a board of directors composed of a majority of directors who qualify as an “independent director” (as defined under rules of the New York Stock Exchange), a remuneration committee or nominating and corporate governance committee each composed entirely of “independent directors,” or an audit committee composed of at least three directors. The rules of the New York Stock Exchange also require that a listed company obtain, in specified circumstances, (1) shareholder approval to adopt and materially revise equity compensation plans, as well as (2) shareholder approval prior to an issuance (a) of more than 1% of its common stock (including derivative securities thereof) in either number or voting power to related parties, (b) of more than 20% of its outstanding common stock (including derivative securities thereof) in either number or voting power or (c) that would result in a change of control, none of which require shareholder approval under the Cayman Islands law. We also follow our home country laws in determining whether shareholder approval is required.

The foreign private issuer exemption does not modify the independence requirements for members of the audit committee as provided under the Exchange Act. We comply with these independence requirements, and each member of our audit committee qualifies as independent under Rule 10A-3 of the Exchange Act. In addition, each member of our audit committee qualifies as an “independent director” under the rules of the New York Stock Exchange.

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

ITEM 16J. INSIDER TRADING POLICIES.

Not applicable.

ITEM 16K. CYBERSECURITY.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report, except as otherwise noted:

1.1

Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 8 August 2012 (incorporated by reference to Exhibit 3.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).

2.1

Specimen Ordinary Share Certificate of Manchester United plc (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).

2.2	Description of Share Capital of Manchester United plc (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 24 September 2019).

4.1

Fifth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender.*

4.2

Sixth Amendment and Restatement Agreement, dated 1 June 2023, relating to the Secured Term Facility Agreement among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender.*

4.3	Amendment letter, dated 4 November 2022, relating to the Secured Term Facility Agreement from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company.*

4.4

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent.*

4.5

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.6	Amendment letter, dated 4 November 22, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement.*

4.7

Revolving Facility Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.4 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.8	Amendment letter, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement.*

4.9

Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).

4.10

Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated June 14, 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 28 September 2018).

4.11

Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.12

Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.13	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).

4.14

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.15

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.16	Amendment letter, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement.*

4.17	2012 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.18	Premier League Handbook, Season 2022/23 (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 23 September 2022).

4.19	Premier League Handbook, Season 2023/24*

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of PricewaterhouseCoopers LLP, dated 27 October 2023.*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Filed herewith

**Furnished herewith

Auditor name: PricewaterhouseCoopers LLP

Auditor firm ID:876

Auditor location:Manchester, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2023 and 2022, and the related consolidated statements of profit or loss, comprehensive (loss)/income, changes in equity and cash flows for each of the three years in the period ended 30 June 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Commercial revenue

As described in Note 4 to the consolidated financial statements, the Company’s consolidated revenue recognized for the year ended 30 June 2023 was £648,401 thousand, of which £302,886 thousand relates to commercial revenue. A number of sponsorship contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time.

The principal considerations for our determination that performing procedures relating to commercial revenue is a critical audit matter are the significant estimate by management to allocate and recognize revenue of performance obligations. This, in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s allocation and recognition of revenue for each performance obligation.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to commercial revenue recognition, including controls over the allocation and recognition of revenue for the performance obligations. These procedures also included, among others, testing management’s process for allocating and recognizing revenue in line with performance obligations, including evaluating the appropriateness of the methodology and testing the completeness and accuracy of data used in the estimate. Evaluating the reasonableness of the allocation of revenue to performance obligations involved obtaining the related contracts and comparing the allocation and recognition of revenue to the contract terms.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Value of intangible assets – registrations

As described in Note 16 to the consolidated financial statements, the Company’s consolidated intangible assets relating to player registrations for the year ended 30 June 2023 was £384,885 thousand. The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the value of the consideration payable, including an estimate of the value of any contingent consideration. As disclosed by management, the estimate of the value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration such as the number of player appearances. This assessment is carried out on an individual basis. Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortisation recognized in the statement of profit or loss.

The principal considerations for our determination that performing procedures relating to value of intangible assets - registrations is a critical audit matter are the significant estimation by management when developing the estimate over the contingent consideration payable, including assessing the likelihood of specific performance conditions being met. This, in turn, led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate management’s significant estimates over the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration, including the number of player appearances.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets – registrations, including controls over the review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for estimating the value of the contingent considerations, including evaluating the model, testing the completeness and accuracy of data, and evaluating the reasonableness of the significant assumptions over the expected likelihood of the specific performance obligations being met. Evaluating the likelihood of the specific performance obligations being met involved assessing the reasonableness of factors considered including the number of player appearances.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

27 October 2023

We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
		2023	2022	2021
	Note	£’000	£’000	£’000
Revenue from contracts with customers	4	648,401	583,201	494,117
Operating expenses	5	(681,117)	(692,520)	(538,424)
Other operating income		1,112	—	—
Profit on disposal of intangible assets	8	20,424	21,935	7,381
Operating loss		(11,180)	(87,384)	(36,926)
Finance costs		(44,917)	(85,915)	(36,411)
Finance income		23,523	23,676	49,310
Net finance (costs)/income	9	(21,394)	(62,239)	12,899
Loss before income tax		(32,574)	(149,623)	(24,027)
Income tax credit/(expense)	10	3,896	34,113	(68,189)
Loss for the year		(28,678)	(115,510)	(92,216)
Loss per share during the year
Basic loss per share (pence)	11	(17.59)	(70.86)	(56.60)
Diluted loss per share (pence)(1)	11	(17.59)	(70.86)	(56.60)
(1)	For the years ended 30 June 2023, 2022 and 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

	Year ended 30 June
	2023	2022	2021
	£’000	£’000	£’000
Loss for the year	(28,678)	(115,510)	(92,216)
Other comprehensive income:
Items that may be subsequently reclassified to profit or loss
Movements on hedges (Note 30.2)	4,070	5,148	22,698
Income tax expense relating to movements on hedges (Note 30.2)	(1,018)	(1,287)	(569)
Other comprehensive income for the year, net of income tax	3,052	3,861	22,129
Total comprehensive loss for the year	(25,626)	(111,649)	(70,087)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
		2023	2022
	Note	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	13	253,282	242,661
Right-of-use assets	14	8,760	4,072
Investment properties	15	19,993	20,273
Intangible assets	16	812,382	743,278
Trade receivables	19	22,303	29,757
Derivative financial instruments	20	7,492	16,462
		1,124,212	1,056,503
Current assets
Inventories	18	3,165	2,200
Prepayments		16,487	15,534
Contract assets – accrued revenue	4.2	43,332	36,239
Trade receivables	19	31,167	49,210
Other receivables		9,928	1,569
Income tax receivable		5,317	4,590
Derivative financial instruments	20	8,317	6,597
Cash and cash equivalents	21	76,019	121,223
		193,732	237,162
Total assets		1,317,944	1,293,665

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)

		As of 30 June
		2023	2022
	Note	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	22	53	53
Share premium		68,822	68,822
Treasury shares	23	(21,305)	(21,305)
Merger reserve		249,030	249,030
Hedging reserve	30.2	4,002	950
Retained deficit		(196,652)	(170,042)
Total equity		103,950	127,508
Non-current liabilities
Deferred tax liabilities	17	3,304	7,402
Contract liabilities - deferred revenue	4.2	6,659	16,697
Trade and other payables	24	161,141	102,347
Borrowings	25	507,335	530,365
Lease liabilities	14	7,844	2,869
Derivative financial instruments	20	748	49
Provisions	26	93	11,586
		687,124	671,315
Current liabilities
Contract liabilities - deferred revenue	4.2	169,624	165,847
Trade and other payables	24	236,472	220,587
Borrowings	25	105,961	105,757
Lease liabilities	14	1,036	1,561
Derivative financial instruments	20	931	32
Provisions	26	12,846	1,058
		526,870	494,842
Total equity and liabilities		1,317,944	1,293,665

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

						Retained
	Share	Share	Treasury	Merger	Hedging	(deficit)/	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2020	53	68,822	(21,305)	249,030	(32,565)	87,197	351,232
Loss for the year	—	—	—	—	—	(92,216)	(92,216)
Movements on hedges	—	—	—	—	22,698	—	22,698
Tax expense relating to movements on hedges	—	—	—	—	(569)	—	(569)
Total comprehensive loss for the year	—	—	—	—	22,129	(92,216)	(70,087)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	2,085	2,085
Dividends paid (Note 12)	—	—	—	—	—	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the year	—	—	—	—	—	(115,510)	(115,510)
Movements on hedges	—	—	—	—	5,148	—	5,148
Tax expense relating to movements on hedges	—	—	—	—	(1,287)	—	(1,287)
Total comprehensive loss for the year	—	—	—	—	3,861	(115,510)	(111,649)
Reclassified	—	—	—	—	7,525	(7,525)	—
Equity-settled share-based payments (Note 28)	—	—	—	—	—	198	198
Dividends paid (Note 12)	—	—	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the year	—	—	—	—	—	(28,678)	(28,678)
Movements on hedges	—	—	—	—	4,070	—	4,070
Tax expense relating to movements on hedges	—	—	—	—	(1,018)	—	(1,018)
Total comprehensive loss for the year	—	—	—	—	3,052	(28,678)	(25,626)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	1,753	1,753
Deferred tax credit relating to share-based payments (Note 17)	—	—	—	—	—	315	315
Balance at 30 June 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
		2023	2022	2021
	Note	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	27	128,857	121,704	137,778
Interest paid		(31,952)	(20,642)	(20,542)
Interest received		496	145	3
Tax paid		(1,632)	(4,836)	(4,156)
Net cash inflow from operating activities		95,769	96,371	113,083
Cash flows from investing activities
Payments for property, plant and equipment		(15,611)	(8,323)	(6,241)
Payments for intangible assets(1)		(156,165)	(115,415)	(138,189)
Proceeds from sale of intangible assets(1)		31,616	30,307	45,996
Payments for derivative financial assets		—	—	(939)
Net cash outflow from investing activities		(140,160)	(93,431)	(99,373)
Cash flows from financing activities
Proceeds from borrowings		100,000	40,000	60,000
Repayment of borrowings		(100,000)	—	—
Principal elements of lease payments		(1,952)	(1,407)	(1,641)
Dividends paid		—	(33,553)	(10,718)
Net cash (outflow)/inflow from financing activities		(1,952)	5,040	47,641
Effect of exchange rate changes on cash and cash equivalents		1,139	2,585	(2,232)
Net (decrease)/increase in cash and cash equivalents		(45,204)	10,565	59,119
Cash and cash equivalents at beginning of year		121,223	110,658	51,539
Cash and cash equivalents at end of year	21	76,019	121,223	110,658
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1	General information

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

These financial statements were approved by the board of directors on 27 October 2023.

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

Going concern

The Group has cash resources as of 30 June 2023 of £76.0 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 June 2023, the Group also has access to undrawn revolving facilities of £200 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 June 2023, the Group also has £100 million of outstanding loans under our revolving facilities. The Group’s secured notes and term loan mature in 2027 and 2029 respectively. Of the Group’s total available revolving facilities of £300 million, £150 million expires in 2025 and £150 million expires in 2027. As of 30 June 2023, the Group was in compliance with all covenants.

As a result of a detailed assessment, including prudent assumptions around the men’s first team’s performance, and with reference to the Group’s balance sheet, existing committed facilities, but also acknowledging the inherent uncertainty of the current economic outlook, Management has concluded that the Group is able to meet its obligations when they fall due for a period of at least 12 months after the date of this report. For this reason, the Group continues to adopt the going concern basis for preparing the annual financial statements.

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.1	Basis of preparation (continued)
(ii)	Historical cost convention

The consolidated financial statements have been prepared on a historical cost basis, as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) which are recognized at fair value through profit and loss, unless hedge accounting applies.

(iii)	New and amended standards adopted by the Group

The following amendment to standards has been adopted by the Group for the first time for the year ended 30 June 2023:

●	International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12)

The adoption of this amendments had not had a material effect on the Group.

(iv)	New and amended standards and interpretations not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period include:

●	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 1)
●	Classification of Liabilities as Current or Non-current (Amendments to IAS1)

These changes are not expected to have a material effect on the Group.

(v)Effect of IBOR reform

For the year ended 30 June 2021, we adopted the Phase 2 amendments to IFRS 9, “Financial Instruments” for the first time.

On 10 December 2021 and 13 December 2021, the Group amended and restated its revolving facility agreements with Bank of America and Santander plc respectively, to provide for an alternate method of calculating our interest rates following the cessation of GBP LIBOR and the 1-week and 2-month USD LIBOR rates. Interest is now calculated based on the Sterling Overnight Index Average (SONIA) plus a credit adjustment spread. The impact of these amendments was not material in the year ended 30 June 2022.

On 1 June 2023, the Group amended and restated its secured term loan facility of $225.0 million to provide for an alternate method of calculating our interest rates following the cessation of USD LIBOR rates. Interest is now calculated based on the Secured Overnight Financing Rate (SOFR) plus a credit adjustment spread and the terms of the Group’s related interest rate swap were also amended. The impact of this was not material in the year ended 30 June 2023 and is not expected to be material in future years.

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

2.2Principles of consolidation (continued)

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

Acquisition-related costs are expensed as incurred.

The excess of the:

●	consideration transferred, and
●	acquisition date fair value of any previous interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

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

Notes to the consolidated financial statements (continued)

2Summary of significant accounting policies (continued)

2.4Foreign currency translation (continued)

(iii)	Exchange rates

The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2023	2022	2021	2023	2022	2021
Euro	1.1652	1.1630	1.1651	1.1524	1.1787	1.1382
US Dollar	1.2716	1.2151	1.3820	1.2081	1.3288	1.3461

2.5	Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in Note 4.

2.6	Employee benefits
(i)	Short-term obligations

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

Loyalty fees are bonuses which are paid to players and key football management staff either at the beginning of a renewed contract or in installments over the term of their contract in recognition for either past or future performance. Loyalty bonuses for past service are typically paid in a lump sum amount upon renewal of a contract. These loyalty bonuses require no future service and are not subject to any claw-back provisions were the individual to subsequently leave the club during their new contract term. They are expensed once the Company has a present legal or constructive obligation to make the payment. Loyalty bonuses for ongoing service are typically paid in arrears in equal annual installments over the term of the contract. These bonuses are paid at the beginning of the next financial year and the related charge is recognized within employee benefit expenses in profit or loss on a straight-line basis over the current financial year.

Notes to the consolidated financial statements (continued)

2Summary of significant accounting policies (continued)

2.6	Employee benefits (continued)
(iii)	Post-employment pension obligations

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

Management does not consider that it is possible to determine the value in use of an individual player or key football management staff in isolation as that individual (unless via a sale or insurance recovery) cannot generate cash flows on their own. While management does not consider that any individual player can be separated from the single cash generating unit (“CGU”), being the operations of the Group as a whole, there may be certain circumstances where an individual is taken out of the CGU, when it becomes clear that they will not participate with the club’s men’s first team again, for example, a player sustaining a career threatening injury or is permanently removed from the men’s first team playing squad for another reason. If such circumstances were to arise, the carrying value of the individual would be assessed against the Group’s best estimate of the individual’s fair value less any costs to sell and an impairment charge made in operating expenses reflecting any loss arising.

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

Gains and losses on disposal of players’ and key football management staff registrations are determined by comparing the value of the consideration receivable, net of any transaction costs, with the carrying amount and are recognized separately in profit or loss within profit on disposal of intangible assets. Where a part of the consideration receivable is contingent on specified performance conditions, this amount is recognized in profit or loss when receipt is virtually certain.

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

(i)	Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive loss. The gain or loss relating to any ineffective portion is recognized immediately in profit or loss.

The Group hedges the foreign exchange risk on a portion of contracted, and hence highly probable, future US dollar revenues whenever possible using a portion of the Group’s US dollar net borrowings as the hedging instrument. Foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive loss, rather than being recognized in profit or loss immediately. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in profit or loss immediately.

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive loss, rather than being recognized in profit or loss immediately. The gain or loss relating to any ineffective portion is recognized in profit or loss immediately.

The Group also hedges the foreign exchange risk on a number of euro denominated transfer payables, when considered appropriate, through the use of forward contracts. The effective portion of changes in the fair value of these contracts is initially recognized in other comprehensive loss, rather than being recognized in profit or loss immediately. The gain or loss relating to any ineffective portion is recognized in profit or loss immediately.

Amounts previously recognized in other comprehensive loss and accumulated in the hedging reserve within equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when the forecast transaction that is hedged takes place).

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

3.1	Significant estimates and assumptions

The areas involving significant estimates are:

●	Estimate of minimum guarantee revenue recognition — see Note 4.3(i)
●	Estimate of value of registrations — see Note 16
●	Recognition of deferred tax assets — see Note 17
●	Recognition of tax related provisions – see Note 26

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

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2023	2022	2021
	£’000	£’000	£’000
Sponsorship	189,496	147,881	140,209
Retail, merchandising, apparel & products licensing revenue	113,390	109,939	91,996
Commercial	302,886	257,820	232,205
Domestic competitions	174,471	140,629	174,683
European competitions	28,504	67,477	73,827
Other	6,120	6,741	6,305
Broadcasting	209,095	214,847	254,815
Matchday	136,420	110,534	7,097
	648,401	583,201	494,117

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.1	Disaggregation of revenue from contracts with customers (continued)

Revenue derived from entities accounting for more than 10% of revenue in either 2023, 2022 or 2021 were as follows:

	2023	2022	2021
	£’000	£’000	£’000
Customer A	178,118	146,114	177,160
Customer B	76,169	76,377	77,426
Customer C	<10%	67,477	73,827

All non-current assets are held within the United Kingdom.

4.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract
assets — accrued
revenue
£’000
At 1 July 2021	40,544
Recognized in revenue during the year	34,948
Cash received/amounts invoiced during the year	(39,253)
At 30 June 2022	36,239
Recognized in revenue during the year	53,840
Cash received/amounts invoiced during the year	(46,747)
At 30 June 2023	43,332

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract	Non-current	Total contract
	liabilities –	contract liabilities –	liabilities –
	deferred revenue	deferred revenue	deferred revenue
	£’000	£’000	£’000
At 1 July 2021	(117,984)	(22,942)	(140,926)
Recognized in revenue during the year	108,001	—	108,001
Cash received/amounts invoiced during the year	(149,619)	—	(149,619)
Reclassified during the year	(6,245)	6,245	—
At 30 June 2022	(165,847)	(16,697)	(182,544)
Recognized in revenue during the year	170,593	—	170,593
Cash received/amounts invoiced during the year	(164,332)	—	(164,332)
Reclassified during the year	(10,038)	10,038	—
At 30 June 2023	(169,624)	(6,659)	(176,283)

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

Subsequent to the balance sheet date, on 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term and there is no critical accounting estimate in relation to the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract. In line with IFRS 15, this estimate will be considered at each reporting date.

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

Notes to the consolidated financial statements (continued)

5	Operating expenses

	2023	2022	2021
	£’000	£’000	£’000
Employee benefit expenses (Note 7)	(331,374)	(384,141)	(322,600)
Short-term and low value leases	(379)	(621)	(514)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(588)	(485)	(30)
Auditors’ remuneration: audit of the Company’s subsidiaries	(165)	(135)	(646)
Auditors’ remuneration: audit-related services	(17)	(14)	(14)
Auditors’ remuneration: other audit services	—	(80)	(105)
Auditors’ remuneration: tax compliance and tax advice services	(10)	(13)	(35)
Foreign exchange losses on operating activities	(2,989)	(50)	(874)
Depreciation - property, plant and equipment (Note 13)	(11,876)	(12,285)	(12,987)
Depreciation – right-of-use assets (Note 14)	(1,692)	(1,749)	(1,698)
Depreciation - investment properties (Note 15)	(280)	(280)	(274)
Amortization – intangible assets (Note 16)	(172,684)	(151,462)	(124,398)
Sponsorship, other commercial and broadcasting costs	(26,083)	(17,174)	(10,861)
External Matchday costs	(37,750)	(24,372)	(9,022)
Travel and entertaining costs	(15,835)	(9,401)	(4,616)
Legal, professional and consultancy costs	(18,178)	(11,241)	(10,370)
Property and utility costs	(34,008)	(26,699)	(16,454)
Other operating expenses (individually less than £10,000,000)	(27,209)	(27,626)	(22,926)
Exceptional items (Note 6)	—	(24,692)	—
	(681,117)	(692,520)	(538,424)

6	Exceptional items

	2023	2022	2021
	£’000	£’000	£’000
Compensation for loss of office	—	23,827	—
Football League pension scheme deficit (Note 29)	—	865	—
	—	24,692	—

Exceptional items in the current year were £nil.

In the prior year, compensation paid for loss of office relates to amounts payable to former men’s first team managers, certain members of the playing, coaching and scouting staff and certain non-playing staff.

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

Notes to the consolidated financial statements (continued)

7	Employee benefit expenses

7.1Employee benefit expenses and average number of people employed

	2023	2022	2021
	£’000	£’000	£’000
Wages and salaries (including bonuses)	(288,451)	(338,503)	(283,463)
Social security costs	(35,057)	(40,881)	(33,773)
Share-based payments (Note 28)	(3,386)	(1,026)	(2,002)
Pension costs - defined contribution schemes (Note 29.2)	(4,480)	(3,731)	(3,362)
	(331,374)	(384,141)	(322,600)

Details of the pension arrangements offered by the Company and the Group are disclosed in Note 29.

The average number of employees during the year, including directors, was as follows:

	2023	2022	2021
	Number	Number	Number
By activity:
Football – men’s and women’s players	131	124	118
Football - technical and coaching	192	189	176
Commercial	160	151	131
Media	104	94	90
Administration and other	525	477	468
Average number of employees	1,112	1,035	983

The Group also employs approximately 2,517 temporary staff to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford (2022: 1,045; 2021: 945), the costs of which are included in the employee benefit expense above.

7.2Key management compensation

Key management includes directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2023	2022	2021
	£’000	£’000	£’000
Short-term employee benefits	(4,838)	(6,893)	(8,326)
Share-based payments	(2,349)	(284)	(1,125)
Post-employment benefits	(8)	(8)	(5)
	(7,195)	(7,185)	(9,456)

Notes to the consolidated financial statements (continued)

8	Profit on disposal of intangible assets

	2023	2022	2021
	£’000	£’000	£’000
Profit on disposal of registrations	20,424	18,971	4,601
Player loan income	—	2,964	2,780
	20,424	21,935	7,381

9	Net finance (costs)/income

	2023	2022	2021
	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(3,076)	(3,058)	(1,952)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(30,671)	(19,975)	(17,262)
Interest payable on lease liabilities (Note 14)	(208)	(97)	(109)
Amortization of issue costs on secured term loan facility and senior secured notes	(745)	(713)	(626)
Foreign exchange losses on retranslation of unhedged US dollar borrowings(1)	—	(58,738)	—
Unwinding of discount relating to registrations	(8,326)	(2,363)	(892)
Reclassified from hedging reserve (3)	—	—	(14,631)
Interest on provisions	(287)	—	—
Hedge ineffectiveness on cash flow hedges	—	(971)	—
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(1,604)	—	—
Foreign currency options	—	—	(939)
Total finance costs	(44,917)	(85,915)	(36,411)
Interest receivable on short-term bank deposits	728	145	3
Foreign exchange gains on retranslation of unhedged US dollar borrowings(2)	22,375	—	48,015
Reclassified from hedging reserve (3)	—	326	—
Hedge ineffectiveness on cash flow hedges	420	—	1,234
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	—	23,205	58
Total finance income	23,523	23,676	49,310
Net finance (costs)/income	(21,394)	(62,239)	12,899
(1)	Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.
(3)	Foreign exchange gains/(losses) immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

Notes to the consolidated financial statements (continued)

10	Income tax credit/(expense)

	2023	2022	2021
	£’000	£’000	£’000
Current tax:
Current tax on loss for the year	(217)	5,084	(3,972)
Adjustment in respect of previous years	(116)	223	490
Foreign tax	(572)	(625)	(688)
Total current tax (expense)/credit	(905)	4,682	(4,170)
Deferred tax:
US deferred tax:
Origination and reversal of temporary differences	—	—	3,831
Re-measurement of US deferred tax asset	—	—	(66,561)
Adjustment in respect of previous years	—	—	973
Total US deferred tax expense (Note 17)	—	—	(61,757)
UK deferred tax:
Origination and reversal of temporary differences	5,176	29,142	9,762
Adjustment in respect of previous years	(375)	289	(800)
Impact of change in UK corporation tax rate	—	—	(11,224)
Total UK deferred tax credit/(expense) (Note 17)	4,801	29,431	(2,262)
Total deferred tax credit/(expense)	4,801	29,431	(64,019)
Total income tax credit/(expense)	3,896	34,113	(68,189)

A reconciliation of the total income tax credit/(expense) is as follows:

	2023	2022	2021
	£’000	£’000	£’000
Loss before income tax	(32,574)	(149,623)	(24,027)
Loss before tax multiplied by weighted average UK corporation tax rate of 20.5% (2022: 19.0% - UK corporation tax rate; 2021: 21.0% - weighted average US federal corporate income tax rate)	6,678	28,428	5,046
Tax effects of:
Adjustment in respect of previous years	(491)	512	663
Difference in tax rates on non-US operations	—	—	216
Foreign exchange losses on US dollar denominated tax basis	—	—	(3,146)
Expenses not deductible for tax purposes	(2,650)	(1,197)	(526)
Irrecoverable foreign tax credits	(572)	(625)	—
Impact of change in UK Corporation tax rate(1)	931	6,995	(77,785)
Unrealized foreign exchange gains not taxable in the US	—	—	7,343
Re-measurement of foreign tax credit US deferred tax asset	—	—	—
Total income tax credit/(expense)	3,896	34,113	(68,189)
(1)

The credit of £931,000 arising in the fiscal year ended 30 June 2023 is a result of UK deferred tax being recognized at the UK corporation tax rate of 25% but the total tax credit reconciliation is performed at the current year tax rate of 20.5% resulting in a reconciling item. The current year weighted average UK corporation tax rate of 20.5% is a result of the increase in the UK corporation tax rate from 19.0% to 25.0% in April 2023.

Notes to the consolidated financial statements (continued)

10	Income tax credit/(expense) (continued)

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive loss:

	2023	2022	2021
	£’000	£’000	£’000
US deferred tax (Note 17)	—	—	3,395
UK deferred tax (Note 17)	(1,018)	(1,287)	(1,947)
Total deferred tax	(1,018)	(1,287)	1,448
Current tax	—	—	(2,017)
Total income tax expense recognized in other comprehensive loss	(1,018)	(1,287)	(569)

11	Loss per share

	2023	2022	2021
Loss for the year (£’000)	(28,678)	(115,510)	(92,216)
Basic loss per share (pence)	(17.59)	(70.86)	(56.60)
Diluted loss per share (pence)(1)	(17.59)	(70.86)	(56.60)

(i)	Basic loss per share

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

(iii)	Weighted average number of shares used as the denominator

	2023	2022	2021
	Number	Number	Number
	‘000	‘000	‘000
Class A ordinary shares	54,537	51,952	41,939
Class B ordinary shares	110,208	112,732	122,683
Treasury shares	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	163,062	163,001	162,939
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(1)	—	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	163,062	163,001	162,939
(1)	For the years ended 30 June 2023, 30 June 2022 and 30 June 2021, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Notes to the consolidated financial statements (continued)

12	Dividends

Dividends paid in the year were $nil (2022: $44,010,000; 2021: $14,665,000) equivalent to $nil (2022: $0.27; 2021: $0.09) per share. The pounds sterling equivalents were £nil (2022: £33,553,000; 2021: £10,718,000) equivalent to £nil (2022: £0.2; 2021: £0.07) per share.

13	Property, plant and equipment

	Freehold	Plant and	Fixtures
	property	machinery	and fittings	Total
	£’000	£’000	£’000	£’000
At 1 July 2021
Cost	278,987	38,309	73,528	390,824
Accumulated depreciation	(59,867)	(32,964)	(50,934)	(143,765)
Net book amount	219,120	5,345	22,594	247,059
Year ended 30 June 2022
Opening net book amount	219,120	5,345	22,594	247,059
Additions	2,390	2,706	2,791	7,887
Transfers	—	231	(231)	—
Depreciation charge	(3,394)	(3,013)	(5,878)	(12,285)
Closing net book amount	218,116	5,269	19,276	242,661
At 30 June 2022
Cost	281,377	39,562	75,394	396,333
Accumulated depreciation	(63,261)	(34,293)	(56,118)	(153,672)
Net book amount	218,116	5,269	19,276	242,661
Year ended 30 June 2023
Opening net book amount	218,116	5,269	19,276	242,661
Additions	6,046	8,921	7,530	22,497
Depreciation charge	(3,426)	(2,578)	(5,872)	(11,876)
Closing net book amount	220,736	11,612	20,934	253,282
At 30 June 2023
Cost	287,413	46,706	75,873	409,992
Accumulated depreciation	(66,677)	(35,094)	(54,939)	(156,710)
Net book amount	220,736	11,612	20,934	253,282

(i)	Assets pledged as security

Property, plant and equipment with a net book amount of £214,705,000 (2022: £209,442,000) has been pledged to secure the revolving facilities, the secured term loan facility and senior secured notes borrowings of the Group (see Note 25).

(ii)	Depreciation methods and useful lives

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

See Note 2.11 for the other accounting policies relevant to property, plant and equipment, and Note 2.10 for the Group’s policy regarding impairments.

Notes to the consolidated financial statements (continued)

13	Property, plant and equipment (continued)
(iii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to property, plant and equipment.

14	Leases
(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	2023	2022
	£’000	£’000
Property	8,114	3,655
Plant and machinery	646	417
Total	8,760	4,072

Additions to right-of-use assets in the year amounted £6,384,000 (2022: £1,428,000).

Lease liabilities:

	2023	2022
	£’000	£’000
Current	1,036	1,561
Non-current	7,844	2,869
Total lease liabilities	8,880	4,430

The following table provides an analysis of the movements in lease liabilities:

£’000
As at 1 July 2021	4,340
Cash flows	(1,444)
Additions	1,437
Accretion expense	97
As at 30 June 2022	4,430
Cash flows	(2,142)
Additions	6,384
Accretion expense	208
As at 30 June 2023	8,880

Notes to the consolidated financial statements (continued)

14	Leases (continued)
(ii)	Amounts recognized in the consolidated statement of profit or loss:

	2023	2022	2021
	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(1,243)	(1,534)	(1,534)
Plant and machinery	(449)	(215)	(164)
	(1,692)	(1,749)	(1,698)
Interest expense (included in finance cost)	(208)	(97)	(109)
Expense relating to short-term leases (included in operating expenses)	(379)	(579)	(472)
Expense relating to low value leases (included in operating expenses)	—	(42)	(42)

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

Notes to the consolidated financial statements (continued)

15	Investment properties

£’000
At 1 July 2021
Cost	32,193
Accumulated depreciation and impairment	(11,640)
Net book amount	20,553
Year ended 30 June 2022
Opening net book amount	20,553
Depreciation charge	(280)
Closing net book amount	20,273
At 30 June 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273
Year ended 30 June 2023
Opening net book amount	20,273
Depreciation charge	(280)
Closing net book amount	19,993
At 30 June 2023
Cost	32,193
Accumulated depreciation and impairment	(12,200)
Net book amount	19,993

(i)	Other amounts recognized in profit or loss for investment properties

	2023	2022
	£’000	£’000
Rental revenue	2,215	2,240
Direct operating (credits)/expenses from properties, all of which generated rental revenue	(23)	294

The future minimum rentals receivable under non-cancellable operating leases are disclosed in Note 32.2.

(ii)	Carrying value of investment properties

Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2023 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation — Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2023 was £32,970,000 (2022: £38,250,000). The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

(iii)	Contractual commitments

The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2022: not material).

Notes to the consolidated financial statements (continued)

16	Intangible assets

			Other intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2021
Cost	421,453	861,210	16,644	1,299,307
Accumulated amortization	—	(533,223)	(11,617)	(544,840)
Net book amount	421,453	327,987	5,027	754,467
Year ended 30 June 2022
Opening net book amount	421,453	327,987	5,027	754,467
Additions	—	151,564	3,100	154,664
Disposals	—	(14,391)	—	(14,391)
Amortization charge	—	(148,949)	(2,513)	(151,462)
Closing book amount	421,453	316,211	5,614	743,278
At 30 June 2022
Cost	421,453	779,197	18,817	1,219,467
Accumulated amortization	—	(462,986)	(13,203)	(476,189)
Net book amount	421,453	316,211	5,614	743,278
Year ended 30 June 2023
Opening net book amount	421,453	316,211	5,614	743,278
Additions	—	247,355	3,347	250,702
Disposals	—	(8,914)	—	(8,914)
Amortization charge	—	(169,767)	(2,917)	(172,684)
Closing book amount	421,453	384,885	6,044	812,382
At 30 June 2023
Cost	421,453	924,829	22,164	1,368,446
Accumulated amortization	—	(539,944)	(16,120)	(556,064)
Net book amount	421,453	384,885	6,044	812,382

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

When goodwill is tested for impairment, the recoverable amount of the cash-generating unit is determined based on a value-in-use calculation. This calculation requires the use of estimates, both in arriving at the expected future cash flows and the application of a suitable discount rate in order to calculate the present value of these cash flows. These calculations have been carried out in accordance with the assumptions set out below.

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2022: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.8% (2022: 8.4%) for each period, certain assumptions around progression in domestic and UEFA club competitions, notably the Champions League.

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

●	increase the discount rate by 1% (post-tax);
●	more prudent assumptions around qualification for European competitions; and
●	increase future capital expenditure.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

The costs associated with the acquisition of players’ and key football management staff registrations are capitalized at the value of the consideration payable, being the discounted value of cashflows payable under the relevant agreements. This discount is then unwound through finance costs over the life of each contract. Costs include transfer fees, Premier League levy fees, agents’ fees incurred by the club and other directly attributable costs. Costs also include the estimated value of any contingent consideration, which is primarily payable to the player’s former club (with associated levy fees payable to the Premier League), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s and key football management staff registration.

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

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Significant estimates — value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2023 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

The unamortized balance of existing registrations as of 30 June 2023 was £384.9 million (2022: £316.2 million), of which £157.9 million (2022: £130.6 million) is expected to be amortized in the year ending 30 June 2024 (2022: year ending 30 June 2023). The remaining balance is expected to be amortized over the four years to 30 June 2028 (2022: three years to 30 June 2026). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to other intangible assets.

(iii)	Internally generated other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2023 was £2,103,000 and £2,103,000 respectively (2022: £2,103,000 and £2,091,000 respectively).

17	Deferred tax

Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2023	2022
	£’000	£’000
UK deferred tax liabilities	3,304	7,402
At 30 June	3,304	7,402

The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2023	2022
	£’000	£’000
At 1 July	7,402	35,546
Credited to statement of profit or loss (Note 10)	(4,801)	(29,431)
Expensed to other comprehensive income (Note 10)	1,018	1,287
Credit relating to share-based payments(1)	(315)	—
At 30 June	3,304	7,402

Notes to the consolidated financial statements (continued)

17	Deferred tax (continued)

The movement in US net deferred tax assets are as follows:

		Unrealized
	Net	foreign
	operating	exchange
	losses and	and	Property,
	interest	derivative	plant and
	restriction	movements	equipment	Total(2)
	£’000	£’000	£’000	£’000
At 1 July 2021	(3,359)	—	3,359	—
Expensed/(credited) to statement of profit or loss (Note 10)	(4,492)	4,575	(83)	—
At 30 June 2022	(7,851)	4,575	3,276	—
Expensed/(credited) to statement of profit or loss (Note 10)	875	(1,779)	904	—
At 30 June 2023	(6,976)	2,796	4,180	—
(1)	Credits relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date – see consolidated statement of changes in equity above.
(2)	The deferred tax assets were written down in the year ended 30 June 2021 to the extent that they will not shelter profits arising from the unwinding of the deferred tax liability. This is due to the change in the substantively enacted UK Corporation tax rate from 19% to 25%, effective April 2023. The current US federal corporate income tax rate is 21%. As a result of this change the US deferred tax asset is no longer forecast to give rise to a future economic benefit. It is expected that any future US tax payable will be sheltered by future foreign tax credits arising from UK tax payable. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.

The movement in UK net deferred tax liabilities are as follows:

	Accelerated		Non	Property	Net
	tax		qualifying	fair value	operating
	depreciation	Intangibles	property	adjustment	losses	Other(1)	Total(2)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2021	609	15,000	17,482	17,442	(12,180)	(2,807)	35,546
(Credited)/expensed to statement of profit or loss (Note 10)	(229)	1,359	(5)	(631)	(32,427)	2,502	(29,431)
Expensed to other comprehensive income (Note 10)	—	—	—	—	40	1,247	1,287
At 30 June 2022	380	16,359	17,477	16,811	(44,567)	942	7,402
Expensed/(credited) to statement of profit or loss (Note 10)	1,222	(622)	(5)	(631)	(2,290)	(2,475)	(4,801)
Expensed to other comprehensive income (Note 10)	—	—	—	—	349	669	1,018
Credit relating to share based payments	—	—	—	—	—	(315)	(315)
At 30 June 2023	1,602	15,737	17,472	16,180	(46,508)	(1,179)	3,304
(1)	The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2024.
(2)	Of the total deferred tax liability, £3,304,000 is expected to be settled after more than one year.

Notes to the consolidated financial statements (continued)

17Deferred tax (continued)

Significant estimates - recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management uses “base case” approved forecasts which incorporate a number of assumptions, including a prudent level of future uncontracted revenue in the forecast period. In arriving at a judgment in relation to the recognition of deferred tax assets, management considers the regulations applicable to tax and advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At 30 June 2023 there is an unrecognized US deferred tax asset of £90,548,000 which is detailed below (2022: £87,609,000 in respect of foreign tax credits in the US):

General
		Net operating	Accruals not	Salary not
		losses and	paid within 8.5	paid with
	Foreign	interest	months of	2.5 months	Intangible
	tax credits	restriction	year end	of year end	assets	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Unrecognized US deferred tax asset	20,553	56,071	3,488	4,089	3,112	3,235	90,548

At 30 June 2023, the Group had no unrecognized UK deferred tax assets (2022: £nil).

18	Inventories

	2023	2022
	£’000	£’000
Finished goods	3,165	2,200

(i)	Accounting policy

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

Inventories recognized as an expense during the year ended 30 June 2023 amounted to £12,307,000 (2022: £11,345,000; 2021: £5,061,000). These were included in operating expenses.

Write down of inventories to net realizable value amounted to £244,000 (2022: £119,000; 2021: £194,000). These were recognized as an expense during the year and included in operating expenses.

Reversal of previous inventory write-down amounted to £119,000 (2022: £194,000 2021: £127,000). These were recognized as a credit during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

19	Trade receivables

	2023	2022
	£’000	£’000
Trade receivables	69,729	91,207
Less: provision for impairment of trade receivables	(16,259)	(12,240)
Net trade receivables	53,470	78,967
Less: non-current portion
Trade receivables	22,303	29,757
Current trade receivables	31,167	49,210

(i)	Accounting policy

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

Net trade receivables include transfer fees receivable from other football clubs of £42,309,000 (2022: £50,418,000) of which £22,303,000 (2022: £29,757,000) is receivable after more than one year. Net trade receivables also include £13,207,000 (2022: £19,903,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities — deferred revenue.

(iii)	Fair value of trade receivables

Gross contractual trade receivables pre discounting as at 30 June 2023 were £54,393,000 (2022: £80,150,000).

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in Note 30.

Notes to the consolidated financial statements (continued)

20	Derivative financial instruments

The Group has the following derivative financial instruments:

	2023		2022
	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	4,173	—	2,458	—
Forward foreign exchange contracts	378	(1,615)	—	—
At fair value through profit or loss:
Embedded foreign exchange derivatives	11,258	(64)	20,286	—
Forward foreign exchange contracts	—	—	315	(81)
	15,809	(1,679)	23,059	(81)
Less non-current portion:
Used for hedging:
Interest rate swaps	—	—	2,458	—
Forward foreign exchange contracts	378	(748)
At fair value through profit or loss:
Embedded foreign exchange derivatives	7,114	—	13,786	—
Forward foreign exchange contracts	—	—	218	(49)
Non-current derivative financial instruments	7,492	(748)	16,462	(49)
Current derivative financial instruments	8,317	(931)	6,597	(32)

(i)	Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 - the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
●	Level 3 - if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
(ii)	Valuation techniques used to determine fair value

All of the financial instruments detailed above are included in Level 2. Specific valuation techniques used to value financial instruments include:

●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value; and
●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value.

Notes to the consolidated financial statements (continued)

21	Cash and cash equivalents

	2023	2022
	£’000	£’000
Cash at bank and in hand	76,019	121,223

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2021	164,677	53
Employee share-based compensation awards — issue of shares	68	—
At 30 June 2022	164,745	53
Employee share-based compensation awards — issue of shares	97	—
At 30 June 2023	164,842	53

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

As of 30 June 2023, the Company’s issued share capital comprised 54,634,231 (2022: 54,537,360) Class A ordinary shares and 110,207,613 (2022: 110,207,613) Class B ordinary shares. During the year ended 30 June 2022, 9,500,000 Class B ordinary shares were converted into an equivalent number of Class A ordinary shares. 1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of shares
	(thousands)	£’000
At 30 June 2023 and 30 June 2022	(1,683)	(21,305)

Notes to the consolidated financial statements (continued)

24	Trade and other payables

	2023	2022
	£’000	£’000
Trade payables	302,708	192,863
Other payables	12,039	18,982
Accrued expenses	62,271	89,016
Social security and other taxes	20,595	22,073
	397,613	322,934
Less: non-current portion
Trade payables	160,649	101,301
Other payables	492	1,046
Non-current trade and other payables	161,141	102,347
Current trade and other payables	236,472	220,587

(i)	Accounting policy

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

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £276,626,000 (2022: £181,545,000) of which £160,649,000 (2022: £101,301,000) is due after more than one year. Of the amount due after more than one year, £80,256,000 (2022: £54,732,000) is expected to be paid between 1 and 2 years, and the balance of £80,393,000 (2022: £46,569,000) is expected to be paid between 2 and 5 years.

(iii)	Amounts included in accrued expenses

Accrued expenses include £1,632,000 (2022: £828,000) related to share-based payment transactions expected to be cash-settled.

(iv)	Fair value of trade payables

Gross contractual trade payables pre discounting as at 30 June 2023 were £317,809,000 (2022: £196,396,000). The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (continued)

25	Borrowings

	2023	2022
	£’000	£’000
Senior secured notes	332,112	347,173
Secured term loan facility	175,223	183,192
Revolving facilities	100,000	100,000
Accrued interest on senior secured notes and revolving facilities	5,961	5,757
	613,296	636,122
Less: non-current portion
Senior secured notes	332,112	347,173
Secured term loan facility	175,223	183,192
Non-current borrowings	507,335	530,365
Current borrowings	105,961	105,757

(i)	Secured borrowings and assets pledged as security

The senior secured notes of £332,112,000 (2022: £347,173,000) is stated net of unamortized issue costs amounting to £2,113,000 (2022: £2,591,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2022: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

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

The secured term loan facility of £175,223,000 (2022: £183,192,000) is stated net of unamortized issue costs amounting to £1,720,000 (2022: £1,979,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2022: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

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

The Group also has £100,000,000 (2022: £100,000,000) in outstanding loans and £200,000,000 (2022: £200,000,000) in borrowing capacity under our revolving facilities. £150,000,000 of the facilities terminate on 4 April 2025 and the remainder terminates on 25 June 2027.

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

(ii)Compliance with covenants

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2023 and 2022 reporting period.

26Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2021	722	4,080	4,802
Charged to profit or loss:
Reassessment of provisions	421	1,259	1,680
Additional provisions recognized	—	6,162	6,162
At 30 June 2022	1,143	11,501	12,644
Charged to profit or loss:
Reassessment of provisions	(267)	264	(3)
Additional provisions recognized	—	298	298
At 30 June 2023	876	12,063	12,939
Less: non-current portion
Provisions	93	—	93
Current provisions	783	12,063	12,846

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between 9 months and 10 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

Notes to the consolidated financial statements (continued)

27	Cash flow information

27.1 Cash generated from operations

		2023	2022	2021
	Note	£’000	£’000	£’000
Loss before income tax		(32,574)	(149,623)	(24,027)
Adjustments for:
Depreciation	13, 14, 15	13,848	14,314	14,959
Amortization	16	172,684	151,462	124,398
Profit on disposal of intangible assets	8	(20,424)	(21,935)	(7,381)
Net finance costs/(income)	9	21,394	62,239	(12,899)
Non-cash employee benefit expense - equity-settled share-based payments	28	1,753	198	2,085
Foreign exchange losses on operating activities		2,989	50	874
Reclassified from hedging reserve		267	(672)	2,239
Changes in working capital:
Inventories		(965)	(120)	106
Prepayments		(1,704)	(8,825)	(282)
Contract assets – accrued revenue		(7,093)	4,305	5,422
Trade receivables(1)		24,433	(520)	71,695
Other receivables		(8,359)	(1,109)	(221)
Contract liabilities – deferred revenue		(6,261)	41,618	(49,407)
Trade and other payables(1)		(31,139)	22,480	5,415
Provisions		8	7,842	4,802
Cash generated from operations		128,857	121,704	137,778
(1)	These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:
●	a decrease in changes to trade receivables of £1,064,000 (2022: increase of £7,673,000; 2021: decrease of £17,210,000); and
●	an increase in changes to trade and other payables of £105,818,000 (2022: increase of £40,276,000; 2021: decrease of £12,652,000).
27.2	Net debt reconciliation

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

Notes to the consolidated financial statements (continued)

27Cash flow information (continued)

27.2	Net debt reconciliation (continued)

The following tables provide an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current	Current	Cash and cash
	borrowings	borrowings	equivalents	Total
	£’000	£’000	£’000	£’000
Net debt at 1 July 2021	465,049	65,187	(110,658)	419,578
Cash flows	—	40,000	(7,980)	32,020
Other changes	65,316	570	(2,585)	63,301
Net debt at 30 June 2022	530,365	105,757	(121,223)	514,899
Cash flows	—	(30,464)	46,343	15,879
Other changes	(23,030)	30,668	(1,139)	6,499
Net debt at 30 June 2023	507,335	105,961	(76,019)	537,277

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

The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,679,924 remain available for issuance.

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

Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

	Number of Class A ordinary shares
	Gross award	Net settlement (post tax)
At 1 July 2022	368,434	192,051
Awarded	195,339	108,298
Vested	(181,694)	(96,871)
At 30 June 2023	382,079	203,478

The fair value of the shares awarded during the year was $23.85 (£18.75) (2022: $10.59 (£8.72)) per share. Awards made in the year ended 30 June 2023 were approved by the Remuneration Committee subsequent to the year-end date.

For the year ended 30 June 2023, the Group recognized total expenses related to equity-settled share-based payment transactions of £1,753,000 (2022: £198,000; 2021: £1,386,000) and total expenses related to cash-settled share-based payment transactions of £1,632,000 (2022: £828,000; 2021: £616,000).

Notes to the consolidated financial statements (continued)

29	Pension arrangements

29.1 Defined benefit scheme

The Group participates in the Football League Pension and Life Assurance Scheme (‘the Scheme’). The Scheme is a funded multi-employer defined benefit scheme where members may have periods of service attributable to several participating employers. The Group is unable to identify its share of the assets and liabilities of the Scheme and therefore accounts for its contributions as if they were paid to a defined contribution scheme. The Group has received confirmation that the assets and liabilities of the Scheme cannot be split between the participating employers. The Group is advised only of the additional contributions it is required to pay to settle the deficit. These contributions could increase in the future if one or more of the participating employers exits the Scheme.

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

The Group currently pays total contributions of £555,000 per annum and this amount will increase by 5% per annum from September 2023. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 30 April 2025.

As of 30 June 2023, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,058,000 (2022: £1,602,000). This amounts to £567,000 (2022: £556,000) due within one year and £491,000 (2022: £1,046,000) due after more than one year and is included within other payables.

A charge of £865,000 was made to the statement of profit or loss in the year ended 30 June 2022 representing the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme. There was no such charge in the year ended 30 June 2023.

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

29.2 Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2023 amounted to £4,480,000 (2022: £3,731,000; 2021: £3,362,000). As at 30 June 2023, contributions of £659,000 (2022: £532,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)Market risk

(i)Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

●	Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2023 the Group recognized a total of €32.9 million of revenue denominated in Euros (2022: €79.6 million; 2021: €84.1 million). The Group ordinarily seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.
●	Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2023 the Group recognized a total of $98.0 million of revenue denominated in US dollars (2022: $106.1 million; 2021: $59.6 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see Note 30.2 below).
●	Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see Note 25). At 30 June 2023 the secured term loan facility and senior secured notes included principal amounts of $650.0 million (2022: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see Note 30.2 below). Interest is paid on these borrowings in US dollars. Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavorable impact that foreign exchange volatility may have on our cash flows.
●	Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.
●	Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2023				2022
	Average	Foreign	Notional	Fair	Average	Foreign	Notional	Fair
	exchange	currency	value	value	exchange	currency	value	value
	rate	€’000	£’000	£’000	rate	€’000	£’000	£’000
Buy Euro	1.149	(170,817)	(148,709)	(2,112)	1.1675	(86,262)	(73,885)	234

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(i)Foreign exchange risk (continued)

The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2023, the fair value of such derivatives was an asset of £11,258,000 and a liability of £64,000 (2022: asset of £20,286,000 and liability of £nil).

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

The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2023		2022
	Euro	US Dollar	Euro	US Dollar
	£’000	£’000	£’000	£’000
Contract assets — accrued revenue	3,099	499	1,890	250
Trade receivables	8,801	3,730	28,832	15,575
Cash and cash equivalents	22,905	45,914	49,277	32,460
Derivative financial assets	—	11,258	—	2,458
Trade and other payables	(150,288)	(3,057)	(120,994)	(149)
Borrowings	—	(512,788)	—	(536,038)
Derivative financial liabilities	—	(64)	—	—
	(115,483)	(454,508)	(40,995)	(485,444)

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2023 was as follows:

●	if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £8.9 million higher (2022: £3.0 million higher).
●	if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £10.9 million lower (2022: £3.7 million lower).
●	if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £35.0 million higher (2022: £35.7 million higher).
●	if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £42.8 million lower (2022: £43.7 million lower).

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

Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2023	2022
	£’000	£’000
Neither past due nor impaired	49,390	64,434
Past due, not impaired	4,080	14,533
Not past due, impaired	4,296	110
Past due, impaired	11,963	12,130
Gross trade receivables	69,729	91,207

A substantial majority of the Group’s Broadcasting revenue is derived from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains the Group’s single largest credit exposure. The Group derives commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which the Group may manage its credit risk by seeking advance payments, instalments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. The Group is also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to the Group in instalments. The Group tries to manage its credit risk with respect to those clubs by requiring payments in advance or, in the case of payments on instalment, requiring bank guarantees on such payments in certain circumstances. However, the Group cannot ensure these efforts will eliminate its credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of the Group’s sponsors or a club to whom the Group has sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with an investment grade Moody’s rating.

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

b)Credit risk (continued)

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £53,470,000 (2022: £78,967,000), £42,309,000 (2022: £50,418,000) relates to amounts receivable from various other football clubs in relation to player trading.

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

The closing provision for impairment of trade receivables as of 30 June 2023 reconciles to the opening provision for impairment as follows:

	2023	2022
	£’000	£’000
Provision as of 1 July	12,240	4,971
(Decrease)/increase in provision recognized in profit or loss during the year	(72)	2,277
Unused amount reversed – cash received	(535)	(93)
Receivables written off during the year as uncollectible	(127)	(764)
Receivables offset against contract liabilities - deferred revenue	4,724	5,842
Foreign exchange gains on retranslation recognized in profit or loss during the year	29	7
Provision as of 30 June	16,259	12,240

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

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2023, the Group held cash and cash equivalents of £76,019,000 (2022: £121,223,000).

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	216,555	84,851	90,720	—
Borrowings	121,835	24,883	394,092	190,177
Lease liabilities	1,965	1,142	2,839	7,700
	340,355	110,876	487,651	197,877
Non-trading derivative financial instruments(2):
Cash outflow	847	531	865	—
Cash inflow	(4,172)	(18)	(113)	—
At 30 June 2023	337,030	111,389	488,404	197,877

Trade and other payables excluding social security and other taxes(1)	198,693	56,418	49,294	—
Borrowings	120,091	19,660	57,979	552,422
Lease liabilities	1,673	514	248	3,543
	320,457	76,592	107,521	555,965
Non-trading derivative financial instruments(2):
Cash inflow	(1,294)	(1,336)	(63)	—
At 30 June 2022	319,163	75,256	107,458	555,965
(1)	Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.
(2)	Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2023 to June 2025. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance income/costs). The table below details the net borrowings being hedged at the reporting date:

	2023	2022
	$’000	$’000
USD borrowings	650,000	650,000
Hedged USD cash	(57,500)	(37,000)
Net USD debt	592,500	613,000
Hedged future USD revenues	(52,000)	(22,800)
Unhedged USD borrowings(1)	540,500	590,200
Closing exchange rate	1.2716	1.2151
(1)

A further portion of the profit and loss exposure (within net finance income/costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

The Group hedges its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. finance costs), as the underlying interest payments, which given the term of the swap will be between July 2023 to June 2024. The following table details the interest rate swaps at the reporting date that are used to hedge borrowings:

	2023	2022
Current hedged principal value of loan outstanding ($‘000)	150,000	150,000
Rate received	1 month $ SOFR	1 month $ LIBOR
Rate paid	Fixed 1.9215%	Fixed 2.032%
Expiry date	30 June 2024	30 June 2024

As of 30 June 2023, the fair value of the above interest rate swaps was an asset of £4,173,000 (2022: asset of £2,458,000).

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

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US
	dollar	Interest		Total,		Total,
	revenues	rate swap	Other	before tax	Tax	after tax
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2020	(17,941)	(9,136)	521	(26,556)	(6,009)	(32,565)
Exchange differences on hedged foreign exchange risks	4,325	—	(2,490)	1,835	—	1,835
Reclassified to profit or loss	14,956	—	1,892	16,848	—	16,848
Change in fair value	—	4,015	—	4,015	—	4,015
Tax relating to above	—	—	—	—	(569)	(569)
Movement recognized in other comprehensive income	19,281	4,015	(598)	22,698	(569)	22,129
Balance at 30 June 2021	1,340	(5,121)	(77)	(3,858)	(6,578)	(10,436)
Exchange differences on hedged foreign exchange risks	(1,733)	—	300	(1,433)	—	(1,433)
Reclassified to profit or loss	(770)	—	(228)	(998)	—	(998)
Change in fair value	—	7,579	—	7,579	—	7,579
Tax relating to above	—	—	—	—	(1,287)	(1,287)
Movement recognized in other comprehensive income	(2,503)	7,579	72	5,148	(1,287)	3,861
Reclassified	—	—	7,525	7,525	—	7,525
Balance at 30 June 2022	(1,163)	2,458	7,520	8,815	(7,865)	950
Exchange differences on hedged foreign exchange risks	1,004	—	1,084	2,088	—	2,088
Reclassified to profit or loss	287	—	(20)	267	—	267
Change in fair value	—	1,715	—	1,715	—	1,715
Tax relating to above	—	—	—	—	(1,018)	(1,018)
Movement recognized in other comprehensive income	1,291	1,715	1,064	4,070	(1,018)	3,052
Balance at 30 June 2023	128	4,173	8,584	12,885	(8,883)	4,002

Based on exchange rates existing as of 30 June 2023, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £3,717,000 (2022: credit of £1,706,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £4,543,000 (2022: debit of £2,085,000) before tax.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 June 2023	At 30 June 2022
	£’000	£’000
Cash flow hedge reserve	2,815	950
Cost of hedging reserve	1,187	—
Total hedging reserve	4,002	950

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

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

As of 30 June 2023, the Group had total borrowings of £613.3 million (2022: £636.1 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2023, the Group was in compliance with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

31	Contingent liabilities and contingent assets

31.1 Contingent liabilities

The Group had contingent liabilities at 30 June 2023 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £133,142,000 (2022: £112,372,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2022: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2022: no material impact). As of 30 June 2023, the maximum amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	71,998	17,359	89,357
International appearances	10,141	1,719	11,860
Awards	31,925	—	31,925
	114,064	19,078	133,142

As of 30 June 2022, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	58,462	10,609	69,071
International appearances	10,158	1,156	11,314
Awards	31,987	—	31,987
	100,607	11,765	112,372

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets (continued)

31.1 Contingent liabilities (continued)

(ii)	Tax matters

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

31.2	Contingent assets

(i)Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2023, the amount of such receipt considered to be probable was £nil (2022: £nil).

32	Commitments

32.1 Capital commitments

As of 30 June 2023, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £5,152,000 (2022: £1,185,000) and to other intangible assets amounting to £nil (2022: £1,476,000). These amounts are not recognized as liabilities.

32.2	Non-cancellable operating leases
(i)	The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2023	2022
	£’000	£’000
Within 1 year	1,656	1,734
Later than 1 year but not later than 5 years	4,131	3,423
Later than 5 years	10,337	10,665
	16,124	15,822

Notes to the consolidated financial statements (continued)

33	Events occurring after the reporting period

33.1 Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2023, for total proceeds, net of associated costs, of £39,751,000. The associated net book value was £9,951,000. Also subsequent to 30 June 2023, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £140,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2023, the registrations of certain players were acquired or extended for a total consideration, including associated costs, of £207,967,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2023, sell-on fees and contingent consideration totalling £1,363,000 became payable in respect of previous playing registration acquisitions.

33.2Adidas contract extension

On 21 July 2023, the Group signed a 10-year extension to its agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. Further information on this is provided in Note 4.3(i) of these financial statements.

33.3Revolving facilities

On 3 July 2023, a drawdown on the Group’s revolving facilities of £50.0 million was made. This comprised of £30.0 million under our initial revolving facility with Bank of America and £20.0 million under our revolving facility with Santander.

On 3 August 2023, a further drawdown on the Group’s revolving facilities was made. This comprised of a £45.0 million drawdown under our initial revolving facility with Bank of America and £5.0 million under our revolving facility with Santander. This took the total drawdown as of 3 August 2023 to £200.0 million from available facilities of £300.0 million.

On 10 October 2023, a further drawdown on the Group’s revolving facilities was made. This comprised of a £35.0 million drawdown under our initial revolving facility with Bank of America, a £12.5 million drawdown under our bilateral facility with Bank of America and a £12.5 million drawdown under our revolving facility with Santander. This took the total drawdown as of 10 October 2023 to £260.0 million from available facilities of £300.0 million.

33.4Qualcomm front of shirt partnership agreement

On 12 September 2023, the Group signed an expanded agreement with Qualcomm Technologies, Inc. that will see the Snapdragon® brand displayed on the front of the playing shirts of both our Men’s and Women’s teams, commencing from the start of the 2024/25 season. Amounts realised in relation to the signing of this agreement, which include charges relating to the changes to the existing TeamViewer shirt sponsorship, will be recognized in the first quarter of the year ended 30 June 2024.

34	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 4.37% (2022: 4.37%) of our issued and outstanding Class A ordinary shares and all of our issued and outstanding Class B ordinary shares, representing 95.62% (2022: 95.62)% of the voting power of our outstanding capital stock.

Notes to the consolidated financial statements (continued)

35	Subsidiaries

The Group’s subsidiaries at 30 June 2023 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

		% of ownership
Name of entity	Principal activity	interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100
*	Direct investment of Manchester United plc, others are held by subsidiary undertakings.

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

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2023 exceeded the 25% threshold.

As of 30 June 2023, the Group had total borrowings of £613.3 million (2022: £636.1 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2023, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

As of 30 June 2023, 2022 and 2021 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the year ended 30 June 2023, cash dividends equivalent to $nil (2022: $0.27; 2021: $0.09) per share were declared and paid by the Company. The pounds sterling equivalents were £nil (2022: £0.21; 2021: £0.07) per share.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2023	2022	2021
	£’000	£’000	£’000
Operating expenses	(13,788)	(4,325)	(4,253)
Income from shares in group undertakings	—	33,553	10,718
Finance income	113	124	—
(Loss)/profit before income tax	(13,675)	29,352	6,465
Income tax expense	—	(1)	(1)
(Loss)/profit for the year	(13,675)	29,351	6,464

There were no items of other comprehensive loss or income in the years ended 30 June 2023, 2022 or 2021 and therefore no statement of comprehensive income/(loss) has been presented.

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed balance sheet of the Company

	As of 30 June
	2023	2022
	£’000	£’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Other receivables	90	1,047
Cash and cash equivalents	715	131
	805	1,178
Total assets	320,070	320,443

EQUITY AND LIABILITIES
Equity
Share capital	53	53
Share premium	68,822	68,822
Treasury shares	(21,305)	(21,305)
Retained earnings	246,187	258,109
	293,757	305,679
Current liabilities
Other payables	26,313	14,764
	26,313	14,764
Total equity and liabilities	320,070	320,443

Condensed statement of changes in equity of the Company

	Share	Share	Treasury	Retained
	capital	premium	shares	earnings	Total equity
	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2020	53	68,822	(21,305)	264,282	311,852
Profit for the year	—	—	—	6,464	6,464
Total comprehensive income for the year	—	—	—	6,464	6,464
Equity-settled share based payments	—	—	—	2,085	2,085
Dividends paid	—	—	—	(10,718)	(10,718)
Balance at 30 June 2021	53	68,822	(21,305)	262,113	309,683
Profit for the year	—	—	—	29,351	29,351
Total comprehensive income for the year	—	—	—	29,351	29,351
Equity-settled share based payments	—	—	—	198	198
Dividends paid	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	258,109	305,679
Loss for the year	—	—	—	(13,675)	(13,675)
Total comprehensive loss for the year	—	—	—	(13,675)	(13,675)
Equity-settled share based payments	—	—	—	1,753	1,753
Balance at 30 June 2023	53	68,822	(21,305)	246,187	293,757

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2023	2022	2021
	£’000	£’000	£’000
Cash flows from operating activities
(Loss)/profit before income tax	(13,675)	29,352	6,465
Adjustments for:
Non-cash employee benefit expense - equity-settled share-based payments	1,753	198	2,085
Foreign exchange losses/(gains) on operating activities	116	(35)	263
Changes in working capital:
Other receivables	957	150	—
Other payables	11,549	3,837	2,120
Tax paid	—	(1)	(1)
Net cash inflow from operating activities	700	33,501	10,932
Cash flows from financing activities
Dividends paid	—	(33,553)	(10,718)
Net cash outflow from financing activities	—	(33,553)	(10,718)
Effect of exchange rate changes on cash and cash equivalents	(116)	35	(263)
Net increase/(decrease) in cash and cash equivalents	584	(17)	(49)
Cash and cash equivalents at beginning of year	131	148	197
Cash and cash equivalents at end of year	715	131	148

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2023	2022	2021
	£’000	£’000	£’000
IFRS (loss)/profit reconciliation:
Parent only — IFRS (loss)/profit for the year	(13,675)	29,351	6,464
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(15,003)	(144,861)	(98,680)
Consolidated IFRS loss for the year	(28,678)	(115,510)	(92,216)

IFRS equity reconciliation:
Parent only — IFRS equity	293,757	305,679	309,683
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(189,807)	(178,171)	(37,171)
Consolidated — IFRS equity	103,950	127,508	272,512

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 27 October 2023	By:	/s/ Richard Arnold
	Name:	Richard Arnold
	Title:	Chief Executive Officer