Form 20-F
period 2024-06-30
Manchester United plc
filed 2024-09-13
CIK 1549107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2024
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

Omar Berrada

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

55,016,448 Class A ordinary shares

114,301,320 Class B ordinary shares

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Throughout this Annual Report, we refer to the following football leagues and cups:

●	the English Premier League (the “Premier League”);
●	the Emirates FA Cup (the “FA Cup”);
●	the English Football League Cup (the “EFL Cup”);
●	the Union of European Football Associations Champions League (the “Champions League”);
●	the Union of European Football Associations Europa League (the “Europa League”); and
●	the Union of European Football Associations Conference League (the “Conference League”) (formerly the “Europa Conference League”).

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

Trawlers Transaction

As previously announced, on 24 December 2023, we entered into a transaction agreement with Trawlers Limited (“Trawlers”), an entity solely owned by Sir Jim Ratcliffe (together with Trawlers, the “Offerors”), and the holders of our Class B ordinary shares identified therein (the “Sellers”). Pursuant to the transaction agreement, and upon the terms and subject to the conditions thereof, the Offerors commenced a tender offer (the “Offer”) to purchase up to 13,237,834 of our Class A ordinary shares, at a price of $33.00 per share (the “Offer Price”). Pursuant to the transaction agreement, Trawlers also agreed to (i) purchase 25.0% of our issued and outstanding Class B ordinary shares from the Sellers at the Offer Price (the “Seller Shares”), and (ii) subscribe for (a) an additional 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares, at the Offer Price, for an aggregate subscription price of $200 million, on the business day immediately following the expiration time of the Offer (the “Closing”) (the “Closing Subscription Shares”), and (b) an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares, at the Offer Price, for an aggregate subscription price of $100 million, on or prior to 31 December 2024.

On 20 February 2024, Trawlers accepted for payment the full number of Class A ordinary shares subject to the Offer and completed the purchase of the Seller Shares and the Closing Subscription Shares.

In this Annual Report, we refer to the transaction agreement described above as the “Trawlers Transaction Agreement,” and the foregoing transactions collectively as the “Trawlers Transaction.”

PRESENTATION OF FINANCIAL AND OTHER DATA

We report under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (the “IASB”), and IFRS Interpretations Committee interpretations. None of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

All references in this Annual Report to (i) “pounds sterling,” or “£” are to the currency of the United Kingdom, (ii) “US dollar,” “USD” or “$” are to the currency of the United States, and (iii) “Euro” or “€” are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.

Information contained in this Annual Report concerning our industry and the markets in which we operate is based on our management’s estimates and research, as well as industry and general publications and research, surveys and studies conducted by third parties. While we believe the information from these third-party publications, research, surveys and studies included in this Annual Report is reliable, we do not guarantee the accuracy or completeness of such information, and we have not independently verified this information. Management’s estimates are derived from publicly available information, their knowledge of our industry and their assumptions based on such information and knowledge, which we believe to be reasonable. This data involves a number of assumptions and limitations which are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in this Annual Report under “Forward-Looking Statements” and “Risk Factors.” These and other factors could cause our future performance and market expectations to differ materially from our assumptions and estimates.

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

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

●	the effect of adverse economic conditions on our operations;
●	maintaining, enhancing and protecting our brand and reputation in order to expand our follower and sponsorship base;
●	our ability to attract and retain key personnel, including players;
●	our dependence on the performance and popularity of our men’s and women’s first teams;
●	our ability to renew or replace key commercial agreements on similar or better terms or attract new sponsors;
●	the negotiation, pricing and terms of key media contracts, which are outside of our control;
●	our reliance on European competitions as a source of future income;
●	changing regulations after the departure of the United Kingdom’s from the European Union (the “EU”) on operations and financial results;
●	our dependence on relationships with certain third parties;
●	our relationship with merchandising, licensing, sponsor and other commercial partners;
●	our exposure to credit related losses in connection with key media, commercial and transfer contracts;
●	our dependence on Matchday revenue;
●	our exposure to competition, both in football and the various commercial markets in which we do business;
●	our ability to protect ourselves from and resolve and remediate cyber-attacks and data breaches on our IT Systems;
●	actions taken by other Premier League clubs, or other clubs, that are contrary to our interests;
●	our relationship with the various leagues to which we belong and the application of their respective rules and regulations;
●	our ability to execute a digital media strategy that generates the revenue we anticipate;
●	the impact resulting from serious injuries or losses of the playing staff;
●	our ability to maintain, train and build an effective international sales and marketing infrastructure, and manage the risks associated with such an expansion;
●	uncertainty with regard to exchange rates, our tax rate and our cash flow;

●	brand impairments resulting from failures to adequately protect our intellectual property and to curb sales of counterfeit merchandise;
●	our ability to adequately protect against media piracy and identity theft of our followers’ account information;
●	our exposure to the effects of seasonality in our business;
●	maintaining our match attendance at Old Trafford;
●	any natural disasters, terrorist incidents or other events beyond our control, such as a pandemic, epidemic or outbreak of an infectious disease, that adversely affect our operations;
●	the effect of our indebtedness on our financial health and competitive position;
●	estimates and estimate methodologies used in preparing our consolidated financial statements; and
●	the future trading prices of our Class A ordinary shares and the impact of securities analysts’ reports on these prices.

Other sections of this Annual Report include additional factors that could adversely impact our business and financial performance, principally “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

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

The Survey was conducted during the first six months of 2019 and included over 54,000 respondents across 39 countries. It repeated a similar 2011 survey, also conducted by Kantar, to assess comparability of approach, methodology and results. The Survey included questions on:

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

In addition to the Survey, this Annual Report references the following third-party study:

●	television viewership data compiled by futures sports + entertainment—Mediabrands International Limited for the 2023/24 season (the “Futures Data”)

v

SELECTED FINANCIAL DATA

We prepare our consolidated financial statements in accordance with IFRS as issued by the IASB. The selected consolidated financial data (including statement of profit or loss data, other data and balance sheet data) presented as of and for the years ended 30 June 2024, 2023, 2022, 2021 and 2020 has been derived from our audited consolidated financial statements and the notes thereto (our audited consolidated financial statements as of and for the years ended 30 June 2022, 2021 and 2020 are not included in this Annual Report). Our historical results for any prior period are not necessarily indicative of results expected in any future period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and accompanying notes. The audited consolidated financial statements and the accompanying notes as of 30 June 2024 and 2023 and for the years ended 30 June 2024, 2023 and 2022 have been included elsewhere in this Annual Report.

Unless otherwise specified, all financial information included in this Annual Report has been stated in pounds sterling.

	Year ended 30 June
	2024	2023	2022	2021	2020

Statement of profit or loss data:	(£’000, unless otherwise indicated)
Revenue from contracts with customers (1)	661,755	648,401	583,201	494,117	509,041
Analyzed as:
Commercial revenue	302,876	302,886	257,820	232,205	279,044
Broadcasting revenue	221,745	209,095	214,847	254,815	140,203
Matchday revenue	137,134	136,420	110,534	7,097	89,794
Operating expenses — before exceptional items	(720,752)	(681,117)	(667,828)	(538,424)	(522,204)
Analyzed as:
Employee benefit expenses	(364,719)	(331,374)	(384,141)	(322,600)	(284,029)
Other operating expenses	(149,384)	(163,211)	(117,911)	(76,467)	(92,876)
Depreciation and impairment	(16,526)	(13,848)	(14,314)	(14,959)	(18,543)
Amortization	(190,123)	(172,684)	(151,462)	(124,398)	(126,756)
Operating expenses — exceptional items	(47,778)	—	(24,692)	—	—
Total operating expenses	(768,530)	(681,117)	(692,520)	(538,424)	(522,204)
Other operating income	—	1,112	—	—	—
Operating loss before profit on disposal of intangible assets	(106,775)	(31,604)	(109,319)	(44,307)	(13,163)
Profit on disposal of intangible assets	37,422	20,424	21,935	7,381	18,384
Operating (loss)/ profit	(69,353)	(11,180)	(87,384)	(36,926)	5,221
Finance costs	(63,867)	(44,917)	(85,915)	(36,411)	(27,391)
Finance income	2,496	23,523	23,676	49,310	1,352
Net finance (costs)/income	(61,371)	(21,394)	(62,239)	12,899	(26,039)
Loss before income tax	(130,724)	(32,574)	(149,623)	(24,027)	(20,818)
Income tax credit/(expense)(2)	17,565	3,896	34,113	(68,189)	(2,415)
Loss for the year(1)/(2)	(113,159)	(28,678)	(115,510)	(92,216)	(23,233)

Weighted average number of ordinary shares (thousands)	165,345	163,062	163,001	162,939	164,253
Diluted weighted average number of ordinary shares (thousands)(3)	165,345	163,062	163,001	162,939	164,253
Basic loss per share (pence) (1)/(2)	(68.44)	(17.59)	(70.86)	(56.60)	(14.14)
Diluted loss per share (pence) (1)/(2)/(3)	(68.44)	(17.59)	(70.86)	(56.60)	(14.14)
(1)	Revenue for the years ended 30 June 2021 and 30 June 2020 was significantly impacted by the novel coronavirus COVID-19 (“COVID-19”) pandemic and governmental measures to manage the spread of the disease.

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

(2)	During the fourth quarter of the year ended 30 June 2021, the UK Corporation tax rate increase from 19% to 25%, effective April 2023, was substantively enacted, necessitating a remeasurement of the existing UK deferred tax liability position. This resulted in a non-cash deferred tax charge of £11.2 million in the period. Furthermore, given the current US federal corporate income tax rate of 21%, we expect future US tax liabilities to be sheltered by future foreign tax credits arising from UK tax paid. Consequently, in the year ended 30 June 2021, the US deferred tax asset was written down on the basis it was no longer expected to give rise to a future economic benefit. This resulted in a non-cash deferred tax charge of £66.6 million in the year ended 30 June 2021. Future increases in the US federal corporate income tax rate could result in a reversal of the US deferred tax asset write down.
(3)	For the years ended 30 June 2024, 2023, 2022, 2021 and 2020, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

	Year ended 30 June
	2024	2023	2022	2021	2020

Other data:	(£’000, unless otherwise indicated)
Commercial revenue	302,876	302,886	257,820	232,205	279,044
Analyzed as:
Sponsorship revenue	177,770	189,496	147,881	140,209	182,709
Retail, merchandising, apparel & products licensing revenue	125,106	113,390	109,939	91,996	96,335

Dividends declared per share ($)	—	—	0.27	0.09	0.18
Dividends declared per share (£ equivalent)	—	—	0.21	0.07	0.14

	As of 30 June
	2024	2023	2022	2021	2020

Balance sheet data:	(£’000)
Cash and cash equivalents	73,549	76,019	121,223	110,658	51,539
Total assets	1,344,787	1,317,944	1,293,665	1,260,310	1,383,466
Total liabilities	1,199,897	1,213,994	1,166,157	987,798	1,032,234
Total equity	144,890	103,950	127,508	272,512	351,232

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

The following is a reconciliation of (loss)/profit for the years presented to Adjusted EBITDA:

	Year ended 30 June
	2024	2023	2022	2021	2020

	(£’000)
(Loss)/profit for the year	(113,159)	(28,678)	(115,510)	(92,216)	(23,233)
Adjustments:
Tax (credit)/expense	(17,565)	(3,896)	(34,113)	68,189	2,415
Net finance costs/(income)	61,371	21,394	62,239	(12,899)	26,039
Profit on disposal of intangible assets	(37,422)	(20,424)	(21,935)	(7,381)	(18,384)
Exceptional items(a)	47,778	—	24,692	—	—
Amortization	190,123	172,684	151,462	124,398	126,756
Depreciation and impairment	16,526	13,848	14,314	14,959	18,543
Adjusted EBITDA	147,652	154,928	81,149	95,050	132,136

	2024	2023	2022	2021		2020
	2023/24	2022/23	2021/22	2020/21	2019/20	2019/20
	Season	Season	Season	Season	carryover	Season
Home games played(4):
Premier League	19	19	19	19	3	16
European Games	3	6	4	7	1	4
Domestic Cups	3	8	3	4	—	4

Away games played(4):
Premier League	19	19	19	19	3	16
European Games	3	6	4	8	2	5
Domestic Cups	5	4	—	4	1	6

Total games played(4):
Premier League	38	38	38	38	6	32
European Games	6	12	8	15	3	9
Domestic Cups	8	12	3	8	1	10
(a)	See Notes 2.7 and 6 to our audited consolidated financial statements included elsewhere in this Annual Report for more information.
(4)	As a direct consequence of COVID-19, and the resulting government-imposed restrictions, all Premier League, FA Cup and UEFA Europa League matches were suspended beginning 13 March 2020. The Premier League and FA Cup resumed in June 2020 and completed in July 2020 and August 2020 respectively. The UEFA Europa League resumed and completed in August 2020. The temporary postponement of all competitions resulted in four home and six away matches relating to 2019/20 competitions being played at the start of the 2020/21 financial year. This includes three home and three away Premier League matches, the FA Cup semi-final, one Europa League home match and the Europa League single-leg quarter-final and semi-final. From June 2020 until mid-May 2021, all matches were played behind closed doors. The final home match of the 2020/21 season and the UEFA Europa League final were played with fans in attendance at a reduced capacity. All matches in the 2021/22, 2022/23 and 2023/24 season operated at full capacity.

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in “Item 3. Key Information — D. Risk Factors.” included elsewhere in this Annual Report. You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	We are dependent upon the performance and popularity of our men’s and women’s first teams.
●	If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.
●	It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.
●	European competitions cannot be relied upon as a source of income.
●	Our business depends in part on relationships with certain third parties.
●	We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.
●	Matchday revenue from our supporters is a significant portion of overall revenue.
●	The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.
●	A cyber-attack on, or disruption to, our IT Systems or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.
●	We are subject to special rules and regulations regarding insolvency and bankruptcy.
●	Premier League voting rules may allow other clubs to take action contrary to our interests.
●	Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.
●	Inability to renew our insurance policies could expose us to significant losses.
●	Fluctuations in exchange rates have in the past and may in the future adversely affect our results of operations.
●	We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States, United Kingdom or in other jurisdictions could have an adverse effect on us.
●	We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.
●	Business interruptions due to natural disasters, terrorist incidents and other events, such as a pandemic, epidemic or outbreak of an infectious disease, could adversely affect us and Old Trafford.
●	We are subject to risks relating to weather and climate change.
●	If we fail to properly manage our operational needs, our business could suffer.
●	Non-compliance with health and safety legislation could lead to physical harm.
●	An economic downturn or other adverse economic conditions may harm our business.
●	An increase in the relative size of salaries or transfer costs could adversely affect our business.
●	UEFA, Premier League and FIFA (as defined below) regulations could negatively affect our business.
●	We could be negatively affected by current and future Premier League, FA (as defined below), UEFA, FIFA or other regulations.
●	Our indebtedness could adversely affect our financial health and competitive position.
●	To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.
●	Our indebtedness may restrict our ability to pursue our business strategies.
●	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

●	Because of their increased voting rights, and the terms of the Governance Agreement, the holders of our Class B ordinary shares will be able to exert control over us and our significant corporate decisions.
●	As a foreign private issuer within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards and shareholder approval requirements. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
●	The obligations associated with being a public company require significant resources and management attention.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
●	The price of our Class A ordinary shares might fluctuate significantly, and you could lose all or part of your investment.
●	Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.
●	The rules of the Premier League, UEFA and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.
●	We report as a US domestic corporation for US federal corporate income tax purposes.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.
●	It may be difficult to enforce a US judgment against us, our directors and officers and certain experts named in this Annual Report outside the United States, or to assert US securities law claims outside of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	RESERVED
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investment in our Class A ordinary shares involves a high degree of risk. We expect to be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

Risks Related to Our Business

We are dependent upon the performance and popularity of our men’s and women’s first teams.

Our revenue streams are driven by the performance and popularity of our men’s and women’s first teams. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League, the Europa League and the Conference League. Our revenue varies significantly depending on our men’s first team’s participation and performance in these competitions. Our men’s and women’s first team’s performance can affect all four of our revenue streams:

●	sponsorship revenue through sponsorship relationships;
●	retail, merchandising, apparel & product licensing revenue through product sales;
●	Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europa League/Conference League distributions and MUTV distribution through linear and digital platforms; and
●	Matchday revenue through ticket sales.

Our men’s first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League could adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men’s first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League, the Europa League or the Conference League.

We cannot ensure that our men’s first team will be successful in the Premier League or in the other leagues and tournaments in which it plays. Relegation from the Premier League or a general decline in the success of our men’s first team, particularly in consecutive seasons, may negatively affect our ability to attract or retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners, which would have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

We are highly dependent on members of our management, coaching staff and our players. Competition for talented players and staff is, and will continue to be, intense. Our ability to attract and retain the highest quality players for our men’s first team, women’s first team and youth academy, as well as coaching staff, is critical to our men’s and women’s first team’s success in league and cup competitions, increasing popularity and, consequently, critical to our business, results of operations, financial condition and cash flow. Our success and many achievements over the last twenty years does not necessarily mean that we will continue to be successful in the future, whether as a result of changes in player personnel, coaching staff or otherwise. A downturn in the performance of either our men’s or women’s first team could adversely affect our ability to attract and retain coaches and players. Further, in 2020, the United Kingdom formally left the EU and as a result we are no longer able to rely on European regulations relating to the movement of players between the United Kingdom and the European Economic Area (“EEA”). See “—Changing regulations after the departure of the United Kingdom from the European Union may adversely affect our operations and financial results.” In addition, our popularity in certain countries or regions may depend, at least in part, on fielding certain players from those countries or regions. While we enter into employment contracts with each of our key personnel with the aim of securing their services for the term of the contract, the retention of their services for the full term of the contract cannot be guaranteed due to possible contract disputes or approaches by other clubs. Our failure to attract and retain key personnel could have a negative impact on our ability to effectively manage and grow our business.

It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.

Our Commercial revenue for each of the years ended 30 June 2024, 2023 and 2022 represented 45.8%, 46.7% and 44.2% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, in the past we have not, and in the future we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including sportswear, digital telecommunications, remote connectivity software, blockchain, air travel and digital platform development, which typically have contract terms of two to five years.

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

For each of the years ended 30 June 2024, 2023 and 2022, 72.9%, 83.4% and 65.3% of our Broadcasting revenue, respectively, was generated from the media rights for Premier League matches, and 24.3%, 13.7% and 31.4% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA matches. Contracts for these media rights and certain other revenue for those competitions (both domestically and internationally) are negotiated collectively by the Premier League and UEFA respectively. We are not a party to the contracts negotiated by the Premier League and UEFA. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2028/29 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2026/27 football season, future agreements may not maintain our current level of Broadcasting revenue.

Future intervention by the European Commission (“EC”), the Court of Justice of the European Union (“CJEU”), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the EEA. Enforcement of competition laws and changes to intellectual property regimes may require changes to sales models that could negatively affect the amount which rights holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

Moreover, as part of its Digital Single Market (“DSM”) strategy, the EU adopted on 8 June 2017 the Portability Regulation, which is designed to enable consumers to access their content services while travelling across Europe. The Portability Regulation became applicable in the EU on 1 April 2018. As a result of the UK’s exit from the European Union, the Portability Regulation no longer applies to UK – EEA travel; the Portability Regulation has been revoked in the UK.

The EU has also adopted a regulation on unjustified geo-blocking, which became applicable on 3 December 2018. Copyright-protected content is excluded but the EC must review and report on the exclusion.

As part of the DSM initiative, the EC has also sought to modernize EU intellectual property rules to allow for wider access to online content across the EU, including by extending rights clearance mechanisms in the Satellite and Cable Directive. The EC published its proposal for a Regulation on Online Transmissions on 14 September 2016, which in particular contains the proposal that the country of origin principle be extended to online broadcast services. In practice, this would mean that licenses for simulcast and catch-up rights would be construed as covering the entire EEA. The European Parliament and the Council subsequently turned the draft Regulation on Online Transmissions into a Directive, including substantial amendments limiting the country of origin principle. As a result, the country of origin principle will apply to radio broadcasts, but not to television broadcasts of sports events. In parallel, the revised Copyright Directive has, inter alia, strengthened the position of rights owners by making online platforms responsible for taking certain actions against user-uploaded content which violates copyright. Both Directives were adopted in April 2019.

In addition, also as part of the DSM initiative, the European Parliament and the Council adopted on 6 November 2018, a revision of the Audiovisual Media Services Directive (“AVMS Directive”). This Directive applies to traditional TV broadcasters, with the revision, inter alia, extending the scope for some provisions to also cover video-sharing platforms. The revision has not affected Article 14 on the possibility of national measures ensuring the non-exclusive broadcast of events of major importance for society. As a result of the UK’s exit from the European Union, the AVMS Directive is no longer in force in the UK. UK broadcasters instead rely on the European Convention on Transfrontier Television (“ECTT”), which is similar to the AVMS Directive, as it comprises of a country-of-origin principle. However, the ECTT has a wider territorial application than the AVMS Directive (it is signed by the members of the Council of Europe, which includes countries outside the EU such as Turkey and Switzerland), it is not signed by seven EU Members: Belgium, Denmark, Greece, Ireland, Luxembourg, the Netherlands, and Sweden. Furthermore, the ECTT does not apply to non-linear services (i.e., video-on-demand services).

European competitions cannot be relied upon as a source of income.

Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue related to European competitions was £53.8 million, £37.5 million and £75.0 million for each of the years ended 30 June 2024, 2023 and 2022, respectively. As a result of our men’s first team performance during the 2023/24 season, our men’s first team will participate in the 2024/25 Europa League.

In addition, our participation in the Champions League, Europa League or Conference League may be influenced by other factors beyond our control. For example, the number of places in each European competition available to the clubs of each national football association in Europe can vary from year to year based on a ranking system. If the performance of English clubs in Europe declines, the number of places in each European competition available to English clubs may decline and it may be more difficult for our men’s first team to qualify for European competition in future seasons. Further, the rules governing qualification for European competitions (whether at the European or national level) may change and make it more difficult for our men’s first team to qualify for European competition in future seasons.

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

The current format of the Champions League, which is adopted for the first time in the 2024/25 season, is structured so that the top four clubs from the four top-ranked UEFA national associations (of which England is currently one) qualify automatically for the league stage of the Champions League. An additional two places are awarded to the associations with the best collective performance by their clubs in the previous season, which is based on the total number of club coefficient points obtained by each club from an association divided by the number of participating clubs from that association. With respect to the financial distribution methodology, there is a three pillar system being starting fee, performance fees and a value pillar, the latter being a combination of the previously defined market pool and individual club coefficient pillars. The value pillar is split between the European part which is based on each country’s domestic broadcaster’s contribution to the overall media revenue of that cycle and the non-European part which is based on each club’s coefficient ranking over the previous 10 seasons. The European part is 75% of the total value pillar, while the non-European part is 25%.

In addition to the Champions League, UEFA host the Europa League and the Conference League. The Conference League (formerly “Europa Conference League”), was introduced in 2021/22, and all three competitions are currently held with 36 teams competing. The winner of the Conference League is entitled to enter the following season’s Europa League league stage, while the winner of the Europa League is entitled to enter the following season’s Champions League. The top four clubs from the four top-ranked UEFA national associations automatically qualify for the Champions League league stage. The team finishing in fifth position in the Premier League and the FA Cup winners qualify for the Europa League group stage, unless the FA Cup winners finish in positions one to five in the Premier League, in which case the team finishing in sixth position also qualifies for the Europa League group stage. The EFL Cup winners qualify for the Conference League play-offs unless they have already qualified for the Champions League or Europa League, in which case the team finishing in sixth position (or seventh position if the sixth has already qualified for the Champions League or Europa League) take their place. The current format from 2024/25 provides scope for one more place for an English club in the competition dependent on the collective performance of clubs from that nation in the previous season. Two places in the competition will be allocated in this manner, one to each nation that performed best collectively in the preceding season. If England were to be allocated one of these places, the above criteria from fifth place onwards would all shift down one in the English Premier League table.

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

We consider the development of our commercial assets to be central to our ongoing business plan and a driver of future growth. For example, our current contract with adidas that began with the 2015/16 season and runs until the end of the 2034/35 season, provides them with certain global technical sponsorship and dual-branded licensing rights. While we expect to be able to continue to execute our business plan in the future with the support of adidas, we remain subject to these contractual provisions and our business plan could be negatively impacted by non-compliance or poor execution of our strategy by adidas. Further, any interruption in our ability to obtain the services of adidas or other third parties or deterioration in their performance could negatively impact this portion of our operations. In addition, if our arrangement with adidas is terminated or modified against our interest, we may not be able to find alternative solutions for this portion of our business on a timely basis or on terms favorable to us or at all.

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

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2023/24, 2022/23 and 2021/22 seasons, we played 25, 33 and 26 home matches respectively and our Matchday revenue was £137.1 million, £136.4 million and £110.5 million for the years ended 30 June 2024, 2023 and 2022, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance has in the past, in connection with the COVID-19 pandemic, and could in the future have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, both within Europe and internationally, and increased competition could cause our profitability to decline.

We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA Financial Sustainability regulations, a set of financial monitoring rules on clubs participating in the Champions League, Europa League and Conference League and the Premier League Profitability and Sustainability Rules, a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our men’s first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our men’s first team to fail to advance in the FA Cup and EFL Cup.

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

We rely on computer systems, hardware, software, technology infrastructure and online sites and networks for both internal and external operations that are critical to our business (collectively, “IT Systems”). We own and manage some of these IT Systems but also rely on third parties for a range of IT Systems and related products and services, including but not limited to cloud computing services. We and certain of our third-party providers collect, maintain and process data about customers, employees, business partners and others, including personally identifiable information, as well as proprietary information belonging to our business such as trade secrets (collectively, “Confidential Information”).

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence – that circumvent security controls, evade detection and remove forensic evidence. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT Systems or other third-party systems utilized in our operations. In the past, we have experienced cyber-attacks and other security incidents of varying degrees from time to time. For example, we experienced such an attack in or about November 2020, which resulted in certain non-consumer data being compromised and the disruption of our enterprise systems and applications, prior to restoration of secure computing operations. We have implemented controls and other preventative actions to strengthen our IT Systems against such attacks. However, we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following any past or future attacks will be successful. Further, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented or complied with. A cyber-attack could disable the IT Systems we use or depend on to operate our business and give rise to the loss of significant amounts of personal data or other sensitive information, potentially subjecting us to criminal or civil sanctions or other liability. See “We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT Systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Further, any incident could result in significant incident response, system restoration or remediation and future compliance costs. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we, or third-party providers on which we rely, currently have in place or that may be implemented in the future will be successful in preventing or mitigating the harm from such attacks.

We are subject to special rules and regulations regarding insolvency and bankruptcy.

We are subject to, among other things, special insolvency or bankruptcy-related rules of the Premier League and the Football Association (the “FA”). Those rules empower the Premier League board to direct certain payments otherwise due to us to the FA and its members, associate members and affiliates, certain other football leagues and certain other people and entities if it is reasonably satisfied that we have failed to pay certain creditors including other football clubs, the Premier League and the Football League.

If we experience financial difficulty, we could also face sanctions under the Premier League rules, including suspension from the Premier League, European competitions, the FA Cup and certain other competitions, the deduction of league points in the Premier League or Football League and loss of control of player registrations. For example, the Premier League could prevent us from playing, thereby cutting off our income from ticket sales and putting many of our other sources of revenue at risk. Any of these events could have a material adverse effect on our business, results of operation, financial condition, or cash flow, as well as our ability to meet our financial obligations.

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

We intend to continue to expand internationally and operate in various foreign markets. Managing a global organization is difficult, time consuming and expensive. Any future international expansion efforts that we may undertake may not be successful. In addition, conducting international operations subjects us to risks such as the lack of familiarity with and unexpected changes in foreign regulatory requirements; difficulties in managing and staffing international operations; fluctuations in foreign exchange rates; potentially adverse tax consequences, including foreign value added tax systems, and restrictions on repatriation of earnings; the burdens of complying with a wide variety of foreign laws and legal standards; increased financial accounting and reporting burdens and complexities; the lack of strong intellectual property regimes and political, social and economic instability abroad. Operating in international markets also requires significant management attention and financial resources. The investment and additional resources required to establish operations and manage growth in other countries may not produce desired levels of revenue or profitability.

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

Fluctuations in exchange rates have in the past and may in the future adversely affect our results of operations.

Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. We incurred foreign exchange losses in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £2.8 million in the year ended 30 June 2024, as well as £58.7 million in the year ended 30 June 2022. In the year ended 30 June 2023, we recorded a gain of £22.4 million. For the years ended 30 June 2024, 2023 and 2022 approximately 8.1%, 4.4% and 11.6% of our total revenue was generated in Euros, respectively, and approximately 11.2%, 12.5% and 13.7% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and to curb the sale of counterfeit merchandise could injure our brand.

Like other popular brands, we are susceptible to instances of brand infringement (such as counterfeiting and other unauthorized uses of our intellectual property rights). We seek to protect our brand assets by ensuring that we own and control certain intellectual property rights in and to those assets and, where appropriate, by enforcing those intellectual property rights. For example, we own the copyright in our logo, and our logo and trade name are registered as trademarks (or are the subject of applications for registration) in a number of jurisdictions in Europe, Asia Pacific, Africa, North America and South America. However, we have not registered these intellectual property rights in every jurisdiction, and regardless it is not possible to detect all instances of brand infringement. Additionally, where instances of brand infringement are detected, we cannot guarantee that we will be able to successfully enforce our intellectual property rights to counter the infringement, as there may be legal or factual circumstances which give rise to uncertainty as to the validity, scope and enforceability of our intellectual property rights in the brand assets. Furthermore, the laws of certain countries in which we license our brand and conduct operations, particularly those in Asia, may not offer the same level of protection to intellectual property rights holders as those in the United Kingdom, the rest of Europe and the United States. It may also take significantly more time to enforce our intellectual property rights under these legal regimes, and thus, even if we are successful in asserting our intellectual property rights in these countries, any recovery could be delayed. For example, the unauthorized use of intellectual property is common and widespread in Asia and enforcement of intellectual property rights by local regulatory agencies is inconsistent. If we were to fail or be unable to secure, protect, maintain and/or enforce the intellectual property rights which vest in our brand assets, then we could lose our exclusive right to exploit such brand assets. Infringement of our trademark, copyright and other intellectual property rights could have an adverse effect on our business. We also license our intellectual property rights to third parties. In an effort to protect our brand, we enter into licensing agreements with these third parties which govern the use of our intellectual property and which require our licensees to abide by quality control standards with respect to such use. We cannot assure you that our efforts to police our licensees’ use of our intellectual property will be sufficient to ensure their compliance. The failure of our licensees to comply with the terms of their licenses could have a material adverse effect on our business, results of operations, financial condition and cash flow.

We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.

We are subject to diverse and evolving laws and regulations relating to data privacy and security globally, including the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation, the UK Data Protection Act 2018 and, in the EEA, Regulation 2016/679, known as the EEA General Data Protection Regulation, and the Data Protection Act (as amended) of the Cayman Islands. In key jurisdictions where we operate, including the United States, China, Singapore, Thailand and the Cayman Islands, new global privacy rules are being enacted and existing ones are being updated and strengthened. Further, there has been a substantial increase globally in legislative activity and regulatory focus on data privacy and security, including in relation to cybersecurity incidents. We are likely to be required to expend significant capital and other resources to provide ongoing compliance with these laws and regulations. Claims that we have violated individuals’ privacy rights or breached our data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with a variety of data protection and privacy laws globally, including in the United Kingdom and, in certain situations, other jurisdictions where we operate or where our followers reside. These laws require us to adhere to certain disclosure restrictions and deletion obligations with respect to the personal data, and allow for penalties for violations and, in some cases, a private right of action. These laws also impose transparency and other obligations with respect to personal data and provide individuals certain rights with respect to their personal data. The United Kingdom’s data protection regime imposes stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, additional obligations when we contract third-party processors in connection with the processing of personal data, and certain restrictions when transferring personal data outside of the UK. The EEA General Data Protection Regulation imposes similarly onerous obligations for our operations in the EEA. In relation to cross-border transfers of personal data, there is continuing legal complexity and uncertainty. In particular, we expect the European Commission’s approval of the current EU-US Data Privacy Framework for data transfers to certified entities in the US to be challenged and international transfers from the UK and EEA to the US and to other jurisdictions to continue to be subject to enhanced scrutiny by regulators. As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms or take additional compliance and operational measures; and/or it could affect the manner in which we provide our services and could adversely affect our business, operations and financial condition. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third-party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data under multiple legal regimes and/or fines of up to £17.5 million (in the UK)/20 million Euros (in the EU) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher (we may be fined under the UK and EU regimes independently in respect of the same breach). In addition to statutory enforcement and other administrative penalties, a personal data breach can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.

In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of third-party cookies, web beacons and similar technology for online behavioral advertising. In the United Kingdom, marketing is defined broadly to include any promotional material and the rules specifically on electronic marketing are currently set out in the ePrivacy Directive (which is implemented in the United Kingdom by the Privacy and Electronic Communications Regulations; this remains in force following the United Kingdom’s departure from the European Union), which requires informed consent for the placement of a cookie or similar technologies on a user’s device and for certain direct electronic marketing. The regime also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology, and non-compliance with marketing and cookies laws could lead to litigation, regulatory investigations, enforcement notices or monetary penalties. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, or if there is further regulation, and/or if there is any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, this may lead to broader restrictions on our online activities, including efforts to understand followers’ internet usage and promote ourselves to them which may lead to additional costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

We are also subject to legislation associated with child protection, adult protection, safeguarding and the rights of children. We aim to operate in compliance with the guiding principles of the United Nations Convention on the Rights of the Child (“UNCRC”) which sets out the civil, political, economic, social and cultural rights of every child, regardless of their race, religion or abilities.

Both in the United Kingdom and internationally there have been increases in disclosures of institutional sexual abuse, most notably by the Football Association (England), US Gymnastics (USA) and Oxfam (Haiti/ United Kingdom), where the outcome has been significant fines, reductions in funding and sponsorship, and substantial media reputational damage along with a lack of trust in those organizations. We are required to demonstrate to government and regulatory bodies our processes and systems to demonstrate what proactive steps we take to provide for the safety and well-being of children and adults at risk in our duty of care, as well as managing any civil liability or other claims by individuals against historical abuse disclosures.

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

For each of the years ended 30 June 2024, 2023 and 2022, Broadcasting revenue constituted 33.5%, 32.2% and 36.8%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled, there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

Tax is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where we operate and generate taxable income. We establish provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities. From time to time we are involved in discussions with tax authorities in relation to ongoing tax matters and, where appropriate, provisions are made based on our assessment of each case. We are currently in active discussions with UK tax authorities over a number of tax areas in relation to arrangements with players and players’ representatives. It is possible that in the future, as a result of these discussions, as well as discussions that UK tax authorities are holding with other stakeholders within the football industry, interpretations of applicable rules will be challenged, which could result in liabilities in relation to these matters. The future tax provision expense or credit may be higher or lower than estimates made when we determined whether it was appropriate to record a provision and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law (or in the interpretation thereof) could adversely affect our business, results of operations, financial condition and cash flow.

Business interruptions due to natural disasters, terrorist incidents and other events, such as a pandemic, epidemic or outbreak of an infectious disease, could adversely affect us and Old Trafford.

Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, acts of war and pandemics, epidemics or any other outbreak of an infectious disease or other health crises. For example, our business was significantly affected by the COVID-19 pandemic which resulted in matches being played behind closed doors and the closure of our Museum, Stadium Tours and Megastore operations. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our men’s first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

If we fail to properly manage our operational needs, our business could suffer.

Fluctuations in the needs of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage these changes effectively, we will need to maintain a system of management controls and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our operational needs effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our operational needs effectively could have a negative effect on our ability to achieve our business goals and strategies.

Non-compliance with health and safety legislation could lead to physical harm.

The safety, health, and well-being of all our employees and customers is fundamental to delivering sustainable and positive economic performance. We are obligated to comply with various rules and conditions imposed by government and regulatory bodies, including but not limited to those set out by the Sports Ground Safety Authority (SGSA), ISO 45001:2018 certification (Health & Safety Management Standard) and fire safety measures. Any incident involving non-compliance with respect to health and safety could potentially not only affect staff but also others at the stadium including contractors, fans and visitors. Depending on the severity of the non-compliance and the impact on those affected parties, this could lead to possible accident or injury claims, fines, damage to the brand and reputation, closure or capacity reductions of our facilities and prosecution, any of which could materially and adversely affect our business, results of operations, financial condition and cash flow. In an effort to mitigate these risks, we have dedicated significant resources to establishing health and safety operational policies and procedures, ongoing employee training protocols, and both monthly/ annual compliance and affirmation reporting obligations. Incidents involving non-compliance may still occur despite our efforts, and it is possible that these and any similar actions we may take in the future to mitigate these risks may divert resources away from our revenue-generating activities without yielding a corresponding benefit.

Risks Related to Our Industry

An economic downturn or other adverse economic conditions may harm our business.

Economic downturns and other adverse conditions in the United Kingdom and markets globally, interest rates, inflation rates and other economic pressures, have in the past negatively affected, and may in the future negatively affect, our operations. Our Matchday and Broadcasting revenues in part depend on personal disposable income and corporate marketing and hospitality budgets. Further, our Commercial revenue is contingent upon the expenditures of businesses across a wide range of industries. Any economic downturn or other deterioration in economic conditions, such as inflation, slower growth, unemployment levels, credit availability, fuel prices, interest rates, tax rates, trade relations and regulations, or other factors, whether resulting from geopolitical issues and uncertainty, the impact of pandemics, epidemics or other outbreaks of infectious disease, or any number of other conditions or events outside of our control, are likely to have a negative impact on consumer and corporate discretionary spending and otherwise lead companies in affected industries to cut costs in response to these changed circumstances. As a result, any economic downturn or other weakening in economic conditions could cause a reduction in our Commercial revenue, as well as our Broadcasting and Matchday revenues, each of which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Changing regulations after the departure of the United Kingdom from the European Union may adversely affect our operations and financial results.

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

We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations cash outflow over the last five years has been £128.8 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA, Premier League and FIFA regulations could negatively affect our business.

As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. Clubs participating in UEFA club competitions are subject to the UEFA Club Licensing and Sustainability regulations. Breaches in the rules may result in, among other things, fines, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time.

Participating clubs were previously subject to Financial Fair Play (“FFP”) regulations where relevant costs (which includes all wage costs and the amortization of player capital expenditures, but excludes depreciation of tangible fixed assets, youth development, women’s team and community expenditure) exceed revenues on a cumulative basis over a three-year period, or serious delays in settling creditors. Breaches have resulted in clubs being punished by way of significant fines and even exclusion from UEFA club competitions. The rules were amended and renamed Financial Sustainability Regulations (“FSR”) and became effective from 1 July 2022, to include a squad cost rule, with the existing “break-even” rule remaining in place but with an increased allowable loss limit of €60m over a 3-year period (based on certain criteria being achieved, including positive equity and/or owner contribution) compared to €30m under the previous regulations. This could be increased to €90m if certain good financial health criteria are also achieved.

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

The FSR has an additional positive net equity test as of the 31 December each year preceding each deadline. For those clubs with negative equity, an improvement of 10% must be shown year-on-year.

Finally, the FSR includes increased overdue payables reporting under which clubs must have no overdue payables in respect of other football clubs, social & tax authorities and employees. Overdue payables reporting was previously required three times a year but is now tested on four occasions.

The Premier League also operates under regulations that aim to promote sustainability through profitability. The Premier League Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA’s regulations but with an increased allowable loss limit of £15 million, or up to £105 million dependent on the ability of the club to meet its’ liabilities. Our most recent submission was based on the fiscal years ended 30 June 2023, 2022 and 2021 and was in compliance with Premier League PSR. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations.

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

Future changes to the Premier League, FA, UEFA, FIFA or other regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of Broadcasting revenue. FIFA is currently going through a process of reforming the regulations which govern the transfer of player registrations, including the activities and remuneration of football agents with respect to player transfers, although the proposed new regulations in respect of agents have been challenged in multiple jurisdictions and are largely not yet effective. . It is possible that this regulatory reform will impact our ability to acquire players and/or increase our costs with respect to the recruitment and retention of players. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income and changes to the relegation structure of English football. In addition, rules designed to promote the development of local players, such as the Home-Grown Player Rule, which requires each Premier League club to include at least eight “home grown” (i.e., players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our men’s first team.

Changes in the format of the league and cup competitions in which our men’s first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

Changes in the wider regulatory framework for English football could impact our business. In July 2024, the newly elected Labour government reintroduced the Football Governance bill which had previously failed to pass through parliament in March 2024. This legislation would grant powers to a body that is independent from government and football authorities to oversee clubs in England’s top five tiers.

The Club may not always be successful in its engagement with the bill and receive support of many of its objectives, and the creation of an Independent Regulator could result in new restrictions and requirements for our business. These could include cost controls, minimum governance standards and revised tests for owners and directors.

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

As of 30 June 2024, we had total indebtedness of £546.6 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have negative effects on our business. For example, it could:

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

We are subject to interest rate risk in connection with borrowings under our revolving facilities and our secured term loan facility, which bear interest at variable rates. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. Historically, we have entered into hedging arrangements to mitigate this risk but currently there are no such arrangements in place. We cannot assure you that any hedging activities entered into by us in future will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

Risks Related to Ownership of Our Class A Ordinary Shares

Because of their increased voting rights, and the terms of their Governance Agreement, the holders of our Class B ordinary shares will be able to exert control over us and our significant corporate decisions.

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.10% of our issued and outstanding Class A ordinary shares and 72.31% of our issued and outstanding Class B ordinary shares, representing 69.14% of the voting power of our outstanding shares. Trawlers, a company wholly owned by Sir Jim Ratcliffe, owns 27.67% of our issued and outstanding Class A ordinary shares and 27.69% of our issued and outstanding Class B ordinary shares, representing 27.68% of the voting power of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.” In addition, pursuant to the Trawlers Transaction Agreement, Trawlers has agreed to subscribe for an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on or prior to 31 December 2024. See the section titled “General Information—Trawlers Transaction” elsewhere in this Annual Report. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the affirmative vote of no less than two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B ordinary shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B ordinary shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B ordinary shares may harm the value of our Class A ordinary shares, among other things:

●	delaying, deferring or preventing a change in control of our Company;
●	impeding a merger, consolidation, takeover or other business combination involving our Company; or
●	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

In addition, pursuant to the terms of the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”), for so long as at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding are held by either the Glazer Parties or the Trawlers Parties (each as defined therein), in their capacity as the Minority Holder under the Governance Agreement, we agreed that we will refrain from taking and cause each of our subsidiaries to refrain from taking, and each of the Glazer Parties and the Trawlers Parties agreed that they will refrain from, and will procure that the respective directors appointed by them (subject to any fiduciary duty obligations under applicable law) cause us and each of our subsidiaries to refrain from, taking certain actions or entering into any agreement, arrangement or understanding to take certain actions, without the approval of such Minority Holder, including:

●	any amendment to our memorandum and articles of association or that of any of our subsidiaries, save for amendments (1) reflecting changes in applicable law, (2) in connection with a full sale of the Company, (3) following 20 February 2027, facilitating the issuance by us of any equity security with preference over any of our ordinary shares in respect of liquidation, sale or merger preferences, redemption or dividend rights only, and which may be subject to customary negative control rights or class voting rights, provided, in each case, that such rights do not (A) prevent or interfere in any way with (x) the Majority Holder’s compliance with its obligations or (y) the Minority Holder’s rights, in each case, as set out in the Governance Agreement, or (B) include voting powers that permit such securities to vote with the holders of our ordinary shares in a manner superior to that of our Class A ordinary shares and (4) amendments which do not disproportionately prejudice a Minority Holder in their capacity as a holder of our ordinary shares relative to the Majority Holder or, where there is no Majority Holder, the Minority Holder(s) (including in respect of the rights of our Class A ordinary shares relative to our Class B ordinary shares);
●	any resolution for the winding up of our company;
●	any filing of a petition for winding up by us, and any application for an administration order or for the appointment of a receiver or administrator;
●	any change to our jurisdiction of incorporation that would have an adverse impact on a Minority Holder that is not immaterial;
●	any change to our tax residence that would have an adverse impact on a Minority Holder that is not immaterial;

●	any decision to discontinue our business as a professional football club;
●	certain issuances of shares or securities by us or our subsidiaries;
●	prior to 20 February 2027, the payment, making or declaration of any dividend or other distribution or return of capital or value in respect of our Class B ordinary shares;
●	the payment, making or declaration of any dividend or other distribution or return of capital or value in respect of our profits, assets or reserves, on any basis other than pro rata to the number of our ordinary shares (except for, prior to 20 February 2027, any dividend or other distribution in respect of our Class A ordinary shares only);
●	other than (1) the exercise of certain pre-emptive rights as contemplated in the Governance Agreement, (2) in connection with a change of control transaction, (3) in connection with the enforcement of the Governance Agreement or any other agreement contemplated in the Trawlers Transaction Agreement or (4) seeking indemnification or insurance as one of our directors, officers or employees, entry into any material related party transaction between us or any of our subsidiaries, on the one hand, and the Majority Holder (if any), on the other hand, other than on arm’s length terms (by reference to terms that could reasonably be expected for an equivalent transaction with a third party) and provided such details of such arm’s length terms (to the extent requested by a Minority Holder) are first disclosed in writing to such Minority Holder;
●	prior to 20 February 2027, excluding (1) any trading of playing staff or players, (2) transactions between us and/or our wholly owned subsidiaries or (3) in connection with a change of control transaction, any (a) sale, transfer or disposal (howsoever structured) of an operating business or (b) purchase or acquisition (howsoever structured) of an operating business, in each case (i) whether by a single transaction or series of connected transactions and (ii) where such sale, transfer, disposal, purchase or acquisition (as relevant) is for a gross price (in the case of any asset) or enterprise value (in the case of any business or undertaking) in excess of $250 million;
●	prior to 20 February 2027, except among us and/or our wholly owned subsidiaries, any transaction that has the effect of both (x) fundamentally changing the manner in which our revenue streams operate and (y) transferring the economic benefit of, or control over, any of our material intellectual property or material revenue streams;
●	prior to 20 February 2027, any purchase or acquisition (howsoever structured) of any other professional football team, whether by a single transaction or series of connected transactions;
●	any delisting of our Class A ordinary shares, save (1) as required by applicable law, (2) where such delisting forms part of a transaction otherwise permitted or contemplated by the Governance Agreement or (3) any full sale of the Company; and
●	prior to 20 February 2025, the entry into any definitive agreement for, or the consummation of, any full sale of the Company.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2024.

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

Our amended and restated memorandum and articles of association contain provisions that may discourage unsolicited takeover proposals that shareholders may consider to be in their best interests. In particular, our amended and restated memorandum and articles of association permit our board of directors to issue preference shares from time to time, with such rights and preferences as they consider appropriate. Our board of directors could also authorize the issuance of preference shares with terms and conditions and under circumstances that could have an effect of discouraging a takeover or other transaction. We are also subject to certain provisions under Cayman Islands law which could delay or prevent a change of control. In particular, any merger, consolidation or amalgamation of the Company would require the active consent of our board of directors. Our board of directors may be appointed or removed by the holders of the majority of the voting power of our ordinary shares (which is controlled by the holders of our Class B ordinary shares). Together these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our Class A ordinary shares. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder continues to hold at least 15% of the total number of ordinary shares issued and outstanding, the consent of such Minority Holder will be required in order for us to enter into any definitive agreement for or consummate any full sale of the Company. See “--Because of their increased voting rights and the terms of the Governance Agreement, the holders of our Class B ordinary shares will be able to exert control over us and our significant corporate decisions.”

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

Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 16 August 2024, we had 55,016,448 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

All of our Class A ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable Rule 144 volume limitations and other limitations imposed under federal securities laws and, in the case of the Class A ordinary shares held by Trawlers, its permitted holders and transferees and certain related parties thereof, additional limitations contained in the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”).

In the future, we may also issue our securities if we need to raise capital in connection with a capital raise or acquisition. The amount of our Class A ordinary shares issued in connection with a capital raise or acquisition could constitute a material portion of our then-outstanding Class A ordinary shares. In addition, as described under “General Information—Trawlers Transaction” elsewhere in this annual report, we expect to issue a further 983,450 Class A ordinary shares to Trawlers on or prior to 31 December 2024 pursuant to the Trawlers Transaction Agreement.

Our ability to pay regular dividends is subject to restrictions in our revolving facilities, our secured term loan facility, the note purchase agreement governing the senior secured notes, the Governance Agreement, results of operations, distributable reserves and solvency requirements; our Class A ordinary shares have no guaranteed dividends and holders of our Class A ordinary shares have no recourse if dividends are not declared.

No dividend was paid for fiscal year 2024. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, the approval of such Minority Holder will be required in order for us to pay, make or declare any dividend or other distribution (x) in respect of our Class B ordinary shares prior to 20 February 2027, or (y) on any basis other than pro rata to the number of ordinary shares issued and outstanding (except for, prior to 20 February 2027, any dividend or other distribution in respect of the Class A ordinary shares only). Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

The rules of the Premier League, UEFA and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.

The rules of the Premier League prohibit any person who holds an interest of 10% or more of the total voting rights exercisable in a Premier League or English Football League (“EFL”) football club from holding an interest in voting rights exercisable in any other Premier League football club or EFL football club. As a result, our amended and restated memorandum and articles of association prohibit the acquisition of (i) 10% or more of our Class A ordinary shares if they hold any interest in voting rights exercisable in another Premier League football club and (ii) any Class A ordinary shares if they hold an interest of 10% or more of the total voting rights exercisable in another Premier League football club. In limited circumstances, as set forth in our amended and restated memorandum and articles of association, we have the right to repurchase shares from such person or direct that shareholder to transfer those shares to another person. Further, UEFA regulations prevent clubs under common ownership from taking part in the same competition unless appropriate measures are put in place, which may limit our shareholders’ ability to invest in other football clubs.

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

Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Island provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in “Item 10. Additional Information — B. Memorandum and Articles of Association.”

We report as a US domestic corporation for US federal corporate income tax purposes.

As discussed more fully under “Item 10. Additional Information – E. Taxation,” due to the circumstances of our formation and the application of Section 7874 of the Internal Revenue Code (the “Code”), we report as a US domestic corporation for all purposes of the Code. As a result, we are subject to US federal income tax on our worldwide income. In addition, if we pay dividends to a Non-US Holder, as defined in the discussion “Item 10. Additional Information — E. Taxation,” we will be required to withhold US federal income tax at the rate of 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the US federal income tax position of the Company and the tax consequences of holding the Class A ordinary shares.

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

The courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

ITEM 4. INFORMATION ON THE COMPANY

Our Company — Manchester United

Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Act (as amended) of the Cayman Islands, was incorporated on 30 April 2012. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc. The principal executive office address is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom, and our telephone number is 011 44 (0) 161 676 7770.

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

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, DXC, Qualcomm and Tezos that want access and exposure to our community of followers and association with our brand.

Our Fan Engagement Strategy

United with you on and off the pitch; we want you to feel connected to your team, club and community, no matter where you are in the world. We’ll listen to you, improve your experience and reward your loyalty.

We engage with our global community of followers in a variety of ways:

●	Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season. In the 2020/21 season, due to COVID-19 and associated government restrictions, 33 of our 34 home games were played behind closed doors. From the start of the 2021/22 season, Old Trafford stadium welcomed back fans at full capacity and all matches in the year operated at full capacity.
●	We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over the last 6 years, we have played 29 exhibition games in Australia, China, Ireland, Norway, Singapore, Thailand, the United States and the United Kingdom.
●	Our customer relationship management (“CRM”) database, a proprietary data repository that includes contact and transactional details of followers and customers around the globe, enables us to analyze and better understand prospects and customers to drive revenues. As of 30 June 2024, we estimate that the CRM database holds approximately 63.3 million records.

●	As of 30 June 2024, we also had more than 261.1 million total social connections. Last year we reported a year-end figure as of 30 June 2023 of 240.9 million total social connections (an 8.4% increase). The following are some examples of our total social connections:
o	We have a very popular brand page on Facebook with approximately 83.8 million connections as of 30 June 2024. In comparison, the New York Yankees had just over 8.9 million connections and the Dallas Cowboys had approximately 8 million connections as of 30 June 2024.
o	As of 30 June 2024, our X accounts had more than 43.2 million followers, an increase of 4.5% from 30 June 2023.
o	We have over 63.9 million followers on Instagram as of 30 June 2024, an increase of 2.8% from 30 June 2023. We continue to be the most-followed Premier League club on Instagram.
o	As of 30 June 2024, our YouTube channel had over 9 million subscribers, an increase of 16% from 30 June 2023.
o	We also have a significant presence on TikTok, with our channel reaching 26.1 million followers as of 30 June 2024.
o	We also have a significant presence on Chinese social media. Ahead of the 2022/23 season, we launched on Chinese platform Xiaohongshu (also known as RED). We continue to be the most-followed football club on Sina Weibo, with 11.2 million followers as of 30 June 2024.
●	Since 2013 we have wholly owned our in-house television network MUTV, ensuring that we have both a greater degree of control over the production, distribution and quality of our proprietary content and better insight into how to evolve our digital media strategy as we continue to develop and roll out carefully targeted new products and services. Distributed globally, MUTV enables our fans to watch our men’s first-team tour matches live, our Academy and selected women’s team matches live, as well as exclusively produced original productions and interviews with players and our team manager and the manager’s weekly press conference.
●	In May 2022 we further expanded the reach of our in-house television network by incorporating MUTV into our main global application and removing the need for fans to have multiple iOS or Android apps. At the same time we brought in several new features including messaging, matchday audio streaming and providing access to our Premier League archive collection for the first time. Opening up this archive of Premier League matches has significantly enhanced our digital offering, providing fans with full access to over 1,100 games and 2,100 goals over a thirty-year period.
●	We have expanded the reach of MUTV, which can now be accessed via 476 TV or connected device manufacturers following launch on Samsung, LG and Android TV’s, in addition to Apple TV, Xbox, Amazon fire and Roku. Our linear television network, MUTV, is distributed in 72 markets via 13 partners and our long-standing partnership with Sky in the UK & Ireland runs until June 2025.
●	During fiscal year 2024, according to Futures Data, our 2023/24 season games generated a cumulative total of 1.9 billion viewing hours, a 13.1% increase per match played compared to the 2022/23 season.
●	We have a strong online global brands providing us with significant opportunities to further engage with our followers and develop our media assets and revenue streams.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment – the operation of professional sports teams. However, we review our revenue through three principal sectors – Commercial, Broadcasting and Matchday.

●	Commercial: Within the Commercial revenue sector, we commercialize our global brand via two revenue streams: sponsorship and retail, merchandising, apparel & product licensing.
●	Sponsorship: We commercialize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. To better leverage the strength of our brand, we have developed a segmentation sponsorship strategy. Our sponsorship revenue was £177.8 million, £189.5 million and £147.9 million, for each of the years ended 30 June 2024, 2023 and 2022, respectively. Revenue for the year ended 30 June 2022 was affected by the first team’s pre-season tour being impacted by COVID-19 restrictions.
●	Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to home accessories, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £125.1 million, £113.4 million and £109.9 million for each of the years ended 30 June 2024, 2023 and 2022, respectively.

Our Commercial revenue was £302.9 million, £302.9 million and £257.8 million for each of the years ended 30 June 2024, 2023 and 2022, respectively.

Our other two revenue sectors, Broadcasting and Matchday, ordinarily provide predictable cash flow and global media exposure that enables us to continue to invest in the success of the teams and expand our brand.

●	Broadcasting: We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our wholly-owned global television channel, MUTV, delivers Manchester United programming to territories around the world. In addition to our broadcasting channel, we have also launched a MUTV D2C subscription mobile application which is available on iOS, Android, Amazon Fire, Apple TV, Roku and Xbox. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £221.8 million, £209.1 million and £214.9 million for each of the years ended 30 June 2024, 2023 and 2022, respectively.
●	Matchday: We believe Old Trafford is one of the world’s iconic sports venues. It seats 74,197 inclusive of accessible platforms accommodating 556 disabled supporters, and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 26 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £137.1 million, £136.4 million and £110.5 million for each of the years ended 30 June 2024, 2023 and 2022, respectively.

Total revenue for the years ended 30 June 2024, 2023 and 2022 was £661.8 million, £648.4 million and £583.2 million, respectively.

Our Competitive Strengths

We believe our key competitive strengths are:

●	One of the most successful sports teams in the world: Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world’s most popular spectator sports. We have won 69 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.
●	A globally recognized brand with a large, worldwide following: Our 146-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands. We enjoy the support of our worldwide community of 1.1 billion fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.
●	Ability to successfully commercialize our brand: The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in more emerging markets which enables us to deliver media exposure and growth to our partners in these markets.
●	Well established marketing infrastructure driving Commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years’ experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.

●	Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, X, YouTube, TikTok, Sina Weibo and others, constitute an ongoing growth opportunity. We continue to grow our dominant presence on social media. Over the 2023/24 season, we generated over 1.3 billion interactions, gained 15.5 million net new followers and drew approximately 7.4 billion video views. We are the most-followed Premier League club on all major social media platforms. Following the successful D2C launch of MUTV on iOS, Android, and MUTV.com, and building on the global success of its linear distribution, in July 2018 we launched MUTV applications on ‘connected TV’ platforms – namely, AppleTV, Roku, Amazon Fire and Xbox. This gives our fans the ability to watch MUTV without a cable subscription. Existing subscribers to the MUTV mobile application and web platforms can access these new platforms for free via a universal login feature which allows the same credentials to be used across several devices. This continued expansion provides MUTV access to a new demographic of the club’s fan base. Recent figures show that connected TV usage is highest amongst young Millennials (born 1980 - 1995) and Generation Z (born after 1995), representing a growing trend of younger audiences accessing programming on over the top (“OTT”) platforms in place of traditional linear television.
●	Seasoned management team and committed ownership: Our senior management has considerable experience and expertise in the football, commercial, media, legal and finance industries.

Our Strategy

We aim to build a strong and talented football structure and a world-leading non-football leadership team, to ensure that we are focused on long-term success. 2024 has seen significant changes to our management team with the appointment of Omar Berrada as Chief Executive Officer, Dan Ashworth as Sporting Director and Jason Wilcox as Technical Director. These appointments, as well as a number of other changes to our executive leadership and ownership structure, are designed to enable us to enact the following key elements of our football and commercial strategy:

●	Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. We are well positioned to continue reinvesting our free cash flow in brand enhancing initiatives. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. To maintain our high standard of performance we will continue to invest in our team. We will also continue to invest in our facilities, including the Carrington training ground and Old Trafford Stadium, to maintain the quality of service, enhance the fan experience and drive their high level of engagement and loyalty, such as the stadium-wide Wi-Fi network that we launched ahead of the 2023/24 season. We have undertaken several initiatives at Old Trafford to enhance our Matchday fan experience, revenue and profitability including restructuring the composition of our stadium, with a particular emphasis on developing premium seating and hospitality facilities. Our commitment to the fan experience has resulted in strong fan loyalty with over 99% average attendance for all of our Premier League games played in front of a crowd since the 1997/98 season other than the 2019/20 and 2020/21 seasons which were impacted by COVID-19 and related government regulations. Furthermore, we continue to invest in several other areas including our digital media assets and emerging markets to grow our global fan base and increase our ability to engage with our fans in multiple ways. We remain committed to investing in our team, our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.
●	Expansion and renewal of sponsors: We believe we are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base. During fiscal year 2024, we announced two new global and regional partnerships and extensions to three existing partnerships.

●	Further develop our retail, merchandising, apparel & product licensing business: On 21 July 2023, we extended our agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

We recently announced a partnership with SCAYLE, our new official e-commerce platform partner. This collaboration will spearhead the club’s revamped ecommerce experience, set to launch later this year. It aligns with our ambition to deliver a top-tier direct-to-consumer experience for our global fanbase.

●	Exploit digital media opportunities: The rapid shift of media consumption towards digital, mobile and social media platforms has presented us, and continues to present us, with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels are one of the primary methods by which we engage and transact with our fans around the world. We continue to evolve our media team’s capability to address these opportunities and deliver our strategic objectives.

We publish content on a daily basis on to the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from. During the 2023/24 season, we embarked on trials aimed at revolutionizing ticket delivery through a user-friendly and highly secure digital ticketing solution integrated into the club’s app. This digital ticketing system is set for full rollout during the 2024/25 season. Concurrently, we introduced several new functionalities on our website and app, including features that better recognize the status of fans across our platforms. Additionally, we are preparing to launch a native ecommerce experience within the app later this year, complementing the new platform.

MUTV also achieved record levels of active digital subscribers during the 2023 Pre-Season Tour. Our reach expanded with new linear deals signed with VG (Norway) and Charlton (Israel), increasing our channel’s carriage to 12 partners across 73 countries. This expansion underscores MUTV’s growing accessibility and popularity.

We have recently placed MUTV content (including the Tour games) behind a paywall in all worldwide regions, a change from recent tours where a subscription was only required in 8 regions.

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

We also continue to monitor developing markets in the industry such as Non-fungible tokens (NFT’s). Following its launch in December 2022 in partnership with Tezos, the club’s NFTs program continued to thrive throughout the 2023/24 season. This success was driven by unique one-off drops and season-long initiatives. A significant aspect of this growth was our strong presence on Discord, where membership has surged to 94,000, making it the largest in football. Key programs such as ‘Collect United: 23/24’ and ‘Collect United: Devil Rewards’ have allowed our global fanbase to access pre and post-match collectible assets throughout the season.

●	Enhance the reach and distribution of our broadcasting rights: We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2024/25 will be the final year of a three-year Premier League broadcasting rights cycle (2022/23 – 2024/25). In the current cycle, all seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and one to Amazon Prime Video. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights represented a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8: 1. The international revenue growth was allocated to merit payments, as the cap was not reached, and therefore benefitted the higher placed teams. This was partially offset by an increase in the inflation rate in the UK. The Premier League inflate international equal share for inflation cycle-on-cycle before allocating growth to international merit payments.

In December 2023, the Premier League announced it had completed the sales process for domestic broadcasting rights for the four seasons from 2025/26 to 2028/29, compared to the previous deal which was for three years. For the first time in the UK, all matches taking place outside of the Saturday 3pm “closed period” will be broadcast live and the total value of the deal is £6.7 billion, a 4% increase in live rights value compared to the previous cycle.

The UEFA club competitions’ new three-year media rights agreement which commences in the 2024/25 season, is worth €4.4 billion in the 2024/25 season, compared to €3.5 billion per season under the previous agreement, an increase of 26%.

We believe these contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports mean that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

Furthermore, MUTV, our global broadcasting platform, delivers Manchester United programming to territories around the world. We plan to continue to expand the distribution of MUTV supported by improving the quality of its content and its production capabilities.

●	Diversify revenue and improve margins: We aim to increase the revenue and operating margins of our business as we further expand our high growth commercial businesses, including sponsorship, retail, merchandising and licensing.

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

Our Men’s Team’s History

Founded in 1878 as Newton Heath L&YR Football Club, our club has operated for over 146 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager, and in 1990 we won the FA Cup and began a long period of sustained success winning the Premier League title a record 13 times. In total, we have won a record 20 English League titles, 13 FA Cups, 6 EFL Cups, 3 European/Champions League Cups, 1 European Europa League Cup, and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

At the end of the 2012/13 season, Sir Alex Ferguson retired as team manager. Sir Alex remains a key member of the club as he is a director of Manchester United Football Club Limited.

Our current team manager, Erik ten Hag, began his role in May 2022 and was appointed on a three-year contract with an option to extend for a further year, which was exercised in July 2024. Erik ten Hag previously managed Ajax where he won the Eredivisie on three occasions, the KNVB Cup twice and reached the semi-finals of the UEFA Champions League in 2018/19.

Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Wayne Rooney, Cristiano Ronaldo, Marcus Rashford and Bruno Fernandes. The popularity of these players, our distinguished tradition and history, and the on-field success of our men’s first team have allowed us to expand the club into a global brand with an international follower base.

Our Old Trafford stadium, commonly known as “The Theatre of Dreams,” was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Currently, Old Trafford seats 74,197 supporters.

The following chart shows the historical success of our men’s and women’s first team by trophies won:

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
2024
European Cup/Champions League				Europa League
1968	1999	2008		2017
FIFA Club World Cup				UEFA Super Cup
2008				1991
European Cup Winners’ Cup				Intercontinental Cup
1991				1999
Women’s FA Cup
2024

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

The major football leagues and clubs in England, Germany, Spain, Italy and France have established themselves as the leading global entities due to their history as well as their highly developed television and advertising markets. The combination of historical success and media development in the core European markets has helped to drive revenue, which in turn enables those leagues to attract the best players in the world, further strengthening their appeal to followers.

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

UEFA is a competition organizer and is responsible for the organization and regulation of cross-border football in Europe. UEFA is primarily known for its European club competitions, the Champions League, the Europa League, and the Conference League. Currently the Premier League gets four teams into the Champions League, two into the Europa League and one into the Conference League. The representative structures for UEFA are primarily national association-based with the FA representing English football on numerous committees.

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

Our Football Operations

Our football operations are primarily comprised of the following activities: our men’s first team, our women’s team, our youth academy, our global scouting networks and other operations such as our sport science, medical and fitness operations at Carrington.

Men’s first team

Our men’s first team plays professional football in the Premier League, domestic cup competitions in England including the FA Cup and EFL Cup and, subject to qualifying, international cup competitions, including the Champions League.

Our men’s first team is led by our manager Erik ten Hag, supported by his Assistant Coaches Ruud van Nistelrooy and Rene Hake, Sporting Director Dan Ashworth and Technical Director Jason Wilcox. They are all supported by a team of over 225 individuals, including coaches and scouts for our men’s first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

We currently have 28 professional players in our men’s first team squad and 9 players on loan at other professional football clubs. A further 27 professionally contracted players make up part of our youth academy teams.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will be entitled to a compensation fee if certain conditions are satisfied. For a domestic transfer, these include conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. For an international transfer, these include conditions regarding the player’s age only. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is ordinarily a mid-season winter transfer window during the month of January, and a post-season summer transfer window spanning a maximum of twelve weeks throughout June and August. The summer 2024 transfer window began on 14 June 2024 and ran through until 30 August 2024.

Our players enter into contracts with us that follow a prescribed model based on FA and Premier League rules. Players on our men’s first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men’s first team players generally enter into contracts of between two and five years’ duration.

As of 2 September 2024, our men’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Altay Bayindir	Goalkeeper	Turkish	27	1	10
Tom Heaton	Goalkeeper	English	38	3	3
Andre Onana	Goalkeeper	Ivorian	28	55	40
Harry Amass	Defender	English	17	—	—
Diogo Dalot	Defender	Portuguese	25	161	22
Matthijs de Ligt	Defender	Dutch	25	3	45
Jonny Evans	Defender	Northern Irish	36	230	107
Victor Lindelof	Defender	Swedish	30	259	68
Harry Maguire	Defender	English	31	210	63
Tyrell Malacia	Defender	Dutch	24	39	9
Lisandro Martinez	Defender	Argentinian	26	59	23
Noussair Mazraoui	Defender	Moroccan	26	3	28
Luke Shaw	Defender	English	29	275	34
Aaron Wan-Bissaka	Defender	English	26	190	3
Leny Yoro	Defender	French	18	—	1
Carlos Casimiro	Midfielder	Brazilian	32	87	75
Toby Collyer	Midfielder	English	20	2	—
Amad Diallo	Midfielder	Ivorian	22	25	4
Christian Eriksen	Midfielder	Danish	32	73	134
Bruno Fernandes	Midfielder	Portuguese	29	237	71
Daniel Gore	Midfielder	English	19	2	—
Kobbie Mainoo	Midfielder	English	19	39	9
Mason Mount	Midfielder	English	25	20	36
Manuel Ugarte	Midfielder	Uruguayan	23	—	21
Antony dos Santos	Forward	Brazilian	24	83	15
Alejandro Garnacho	Forward	Argentinian	20	90	6
Rasmus Hojlund	Forward	Danish	21	43	18
Marcus Rashford	Forward	English	26	406	60
Jadon Sancho(4)	Forward	English	24	83	23
Ethan Wheatley	Forward	English	18	3	—
Joshua Zirkzee	Forward	Dutch	23	3	2
(1)	The table includes all men’s first team players as of 2 September 2024.
(2)	Apps means appearances for our men’s first team through 2 September 2024.
(3)	Caps means appearances for senior national football team through 2 September 2024.
(4)	Currently out on loan to other clubs.

Women’s team

The club launched its first professional women’s team in the 2018/19 season, winning the FA Women’s Championship in their first season thereby securing promotion to the FA Women’s Super League (the top tier in England). The team finished in 5th place in the 2023/24 season and won the Women’s FA Cup, defeating Tottenham Hotspur 4-0 in the final. Currently led by Head Coach Marc Skinner, our aims are to contribute to the growth of the women’s game, to develop a team capable of competing at the highest level in the women’s game both domestically and in Europe, including a core consisting of players who have graduated from our women’s academy, complemented by high-quality recruits from elsewhere. The club continues to invest in gradually building a playing squad, support staff, and training facilities capable of establishing a strong long-term position in the women’s game, based on the principle that every team wearing a Manchester United shirt must strive for success.

As of 2 September 2024, our women’s first team was comprised of the following players:

Player	Position	Nationality	Age
Safia Middleton-Patel	Goalkeeper	Welsh	19
Phallon Tullis-Joyce	Goalkeeper	American	27
Hannah Blundell	Defender	English	30
Gabrielle George	Defender	English	27
Dominique Janssen	Defender	Dutch	29
Maya Le Tissier	Defender	English	22
Aoife Mannion	Defender	Irish	28
Evie Rabjohn	Defender	English	19
Jayde Riviere	Defender	Canadian	23
Anna Sandberg	Defender	Swedish	21
Jessica Simpson	Defender	English	19
Millie Turner	Defender	English	28
Simi Awujo	Midfielder	Canadian	20
Grace Clinton	Midfielder	English	21
Hayley Ladd	Midfielder	Welsh	30
Lisa Naalsund	Midfielder	Norwegian	29
Ella Toone	Midfielder	English	25
Emma Watson	Midfielder	Scottish	18
Alyssa Aherne	Forward	English	20
Keira Barry	Forward	English	19
Geyse	Forward	Brazilian	26
Leah Galton	Forward	English	30
Melvine Malard	Forward	French	24
Hinata Miyazawa	Forward	Japanese	24
Nikita Parris	Forward	English	30
Elisabeth Terland	Forward	Norwegian	23
Rachel Williams	Forward	English	36

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

Training facilities

We have invested significant resources into developing a performance center which contains advanced sports and science equipment. We have highly experienced training staff working at the performance center, where we provide physiotherapy, bio-mechanical analysis and nutritional guidance to our players as part of our drive to create an environment in which each player is able to achieve peak physical condition. We believe the quality of our performance center differentiates our club from many of our competitors. Fiscal year 2024 has seen the opening of a new high-performance training base for our Women’s and Academy teams including a state-of-the-art gym, rehabilitation areas and analysis and meeting rooms. On 14 June 2024 we announced plans to refurbish the men’s first team building at Carrington. This project aims to create a world class football facility with work expected to take place across fiscal year 2025.

Revenue Sectors

Commercial

Within the Commercial revenue sector, we commercialize our brand via two revenue streams: sponsorship; and retail, merchandising, apparel & product licensing. The primary source of revenue in this sector comes from sponsorship, which allows highly diverse and global companies to partner with Manchester United, regionally or internationally, in order to realize sponsorship benefits and associate themselves with our brand.

Sponsorship

Our sponsorship agreements are negotiated directly by our commercial team. Our sponsors are granted various rights, which can include:

●	rights in respect of our brand, logo and other intellectual property;
●	rights in respect of our player and manager imagery;
●	exposure on our television platform, MUTV;
●	exposure on our website and mobile application;
●	exposure in our Megastore and e-commerce operations;
●	exposure on our club branded social media channels;
●	exposure on digital perimeter advertising boards at Old Trafford;
●	exposure on interview backdrops; and
●	the right to administer promotions targeted at customers whose details are stored on our CRM database.

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

Our sponsors

The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreement with adidas.

The table below highlights some of our global and regional sponsors as of 1 July 2024:

Sponsor	Type of sponsorship	Product category
Apollo Tyres	Global sponsor	Tyres
Betfred	Global sponsor	Betting
Canon Medical Systems	Global sponsor	Medical scanners
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Doo Group	Global sponsor	Online financial trading
Extreme Networks	Global Sponsor	Wi-Fi
DXC	Global sponsor (sleeve)	Digital platform development
Konami	Global sponsor	Football computer games
Malaysia Airlines	Global sponsor	Airline
Malta Tourism	Global sponsor	Destination Partner
Marriott	Global sponsor	Hotels
Melitta	Global sponsor	Coffee
Mlily	Global sponsor	Mattresses and pillows
Mondelez	Global sponsor	Confectionary, sweet biscuits, cakes and savory crackers
Qualcomm	Global sponsor (shirt)	Technology
Spectrum (Remington)	Global sponsor	Electronic grooming
TeamViewer	Global sponsor	Remote connectivity software
Tezos	Global sponsor (training kit)	Blockchain
Therabody	Global sponsor	Percussive therapy devices
Wow Hydrate	Global sponsor	Hydration
Clarity Sports	Regional sponsor	Travel
Estée Lauder	Regional sponsor	Skincare
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members’ clubs

Global, regional and supplier sponsors

In addition to revenue from our shirt sponsor TeamViewer and training kit partner Tezos, we generated a further £118.2 million in the year ended 30 June 2024 from other global, regional and other sponsors. The length of these sponsorship deals is generally between two and five years. The majority of these sponsorship deals have minimum revenue guarantees and some have additional revenue sharing arrangements.

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

Financial services affinity sponsorship

We continue to seek opportunities to further develop Manchester United branded financial services products. These financial services products include credit cards and debit cards, and also serve as a means of follower expression and loyalty. Depending on the product category, we may pursue affinity agreements on a territory specific or regional basis. Examples of our financial services affinity sponsors include Emirates NBD Bank (UAE), Eurobank (Serbia), ICICI (India), Invex (Mexico), Krungsri (Thailand), Maybank Group (Malaysia) and Virgin Money (UK).

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

On 21 July 2023, we signed a 10-year extension to our agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase dependent on performance in league, domestic and continental competitions, with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team participating in the 2023/24 UEFA Champions League, no deductions are due under the original term to 30 June 2025. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season.

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

E-commerce

This year saw record breaking launches and peak periods driven by innovative campaigns. The home kit for the 2023/24 season marked a historic milestone, with day one sales hitting unprecedented numbers for the club. A significant highlight was the inventive strategy involving award winning musician Aitch, who “leaked” the jersey at Glastonbury, boosting media exposure significantly. Additionally, the launch of the Stone Roses range set a new club record as the biggest ecommerce launch day for a non-kit product. This upward trend continued through the highest-ever sales recorded by the club during Black Friday and the Christmas period from November to December 2023.

In line with enhancing our ecommerce capabilities, we announced a partnership with SCAYLE, our new official e-commerce platform partner. This collaboration will spearhead the club’s revamped ecommerce experience and launched in September 2024. It aligns with our ambition to deliver a top-tier direct-to-consumer experience for our global fanbase.

Broadcasting

Central Media

The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three or four years in duration (although some longer deals have been agreed in certain overseas territories) and are centrally negotiated and entered into with media distributors by the Premier League on behalf of the member clubs. Under the agreements, Broadcasting revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous four seasons. After certain deductions approved by the Premier League (for example, donations to “grass roots” football development and other causes), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Under the current Premier League broadcasting cycle which commenced in the 2022/23 season, international broadcasting rights are fixed at the previous cycle’s equal share adjusted for inflation. The increase in rights values above this are allocated to the twenty Premier League clubs based upon finishing position in the league.

In the Champions League, Europa League and Conference League, media agreements are also typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the league stage plus bonuses based on performance. Further fixed amounts are received for participation in the knock-out rounds; knockout play off, round of 16, quarter-final, and semi-final. The runner-up and winner of the competition also earn additional amounts.

For the current 3-year agreement (which commences in the 2024/25 season) amounts are distributed to each club as follows:

	Champions	Europa	Conference
	League (“UCL”)	League (“UEL”)	League (“CL”)
	€’million	€’million	€’million
Bonus for league stage participation	€18.62	€4.31	€3.17
Bonus for each league stage win (maximum 8 in UCL and UEL, maximum 6 in UECL)	€2.10	€0.45	€0.40
Bonus for each league stage draw(1)	€0.70	€0.15	€0.13
Bonus share for each position in league stage (maximum 36 i.e. 1st place receives 36 shares)	€0.28	€0.08	€0.03
Bonus for finishing in places 1 to 8	€2.00	€0.60	€0.40
Bonus for finishing in places 9 to 16	€1.00	€0.30	€0.20
Bonus for knockout round play offs participation	€1.00	€0.30	€0.20
Bonus for round of 16 participation	€11.00	€1.75	€0.80
Bonus for quarter-final participation	€12.50	€2.50	€1.30
Bonus for semi-final participation	€15.00	€4.20	€2.50
Runner-up bonus	€18.50	€7.00	€4.00
Winner bonus	€25.00	€13.00	€7.00
Maximum total of the above	€111.00	€32.84	€17.35
(1)	In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

In August of each season, the previous season’s Champions League winner and Europa League winner will play in the UEFA Super Cup where each team can expect to receive a further €4.0 million participation fee, with the winner receiving an additional €1.0 million.

Total fixed distribution amounts are €2.437 billion for the Champions League, €565 million for the Europa League and €285 million for the Conference League. Total starting fees, split equally between each of the 36 clubs in the league stage are €670 million for the Champions League, €155 million for the Europa League and €114 million for the Conference League. Total performance fees, as outlined in the table above, are €914 million for the Champions League, €212 million for the Europa League and €114 million for the Conference League.

In addition to the starting fee and performance fee, the 2024/25 competitions see the introduction of a new Value pillar for the first time. The amounts to be distributed through the value pillar are €853 million for the Champions League, €198 million for the Europa League and €57 million for the Conference League. The value pillar comprises two parts and is calculated as follows:

European part

The participating clubs’ countries are ranked based on their domestic broadcasters’ contribution to the overall media revenue for the whole cycle in that competition. In the individual ranking, the clubs occupy the positions guaranteed by their country ranking. For example, if the country ranked number 1 in the media market value ranking has four clubs in the competition, the clubs of that country will be ranked from 1 to 4 in the club market value ranking. The positions of these four clubs from 1 to 4 will be based on their participation in the group phase of the UEFA club competitions over the previous five seasons. If the country ranked number 2 in the UCL media market ranking has three clubs in the competition, that country’s clubs will be ranked from 5 to 7 in the club market value ranking, and so on. The same procedure will apply to all countries and their clubs down to position 36. A separate participating clubs ranking from 1 to 36 is drawn up on the basis of the five-year UEFA coefficient ranking applicable at the start of the season. The overall ranking of the European part is determined by the average number of ranking points totaled by each club in the two rankings (the lower the points, the higher the rank). For example, the club 4th in the club market value ranking and 6th in the club coefficient ranking would have an average of five points in the cumulative ranking and will be ranked accordingly. The total amount available for the European part of the value pillar is divided into 666 shares (1+2+3+…+35+36). The lowest-ranked team receives one share (e.g. €960k if the European part is 75%). One share is added to every rank, with the highest-ranked team receiving 36 shares.

Non-European part

The non-European part is distributed in each competition based on the ten-year UEFA coefficient ranking of the 36 participating clubs. This ranking does not include bonus points for the titles in past UEFA club competitions (as applied in the 2021–24 cycle). The total amount available for the non-European part of the value pillar is divided into 666 shares (1+2+3+…+35+36). The lowest-ranked team receives one share (e.g. €320k if the non-European part is 25%). One share is added to every rank with the highest-ranked team receiving 36 shares.

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

The proliferation of digital television, broadband and fibre internet, smartphones, mobile applications and social media globally provides our business with many opportunities to extend the reach of our content. Specifically, we intend to use our digital media platforms to generate value through extended sponsor positioning, driving e-commerce, and direct-to-consumer opportunities, including selling premium services such as video and exclusive content subscriptions. We will also continue to leverage our digital media platform to generate customer data and information as well as follower profiles of commercial value to us, our sponsors and our media partners. We believe that in the future, digital media will continue to be one of the primary means through which we engage and interact with our follower base. Recent measures to improve the fan digital experience include: single sign-on (SSO) on our United Direct site whereby now a single login is required; improving security; enhancing the design of our United Direct site to improve the user experience and reducing our environmental footprint.

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

We have a free content section allowing all fans access to our exclusive programming, with subscribers then having access to our full range of programming, including both on demand and linear experiences around full match commentary for all Premier League, UEFA and domestic cup matches, as well as live tour matches and coverage. Subscribers can also view pre- and post-match analysis for all matches by club legends, exclusive interviews with the team manager and men’s first-team players, award-winning documentaries, celebrity features, and live broadcasts of Academy team matches and more recently women’s team matches.

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

As of 30 June 2024, we had over 261.1 million social connections including approximately 83.8 million connections on our Facebook page, over 63.9 million followers on Instagram and over 43.2 million followers to our X accounts. For the 2023/24 season we generated over 1.3 billion interactions across all platforms.

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

Matchday

Our stadium, which we fully own, is called Old Trafford and is known as “The Theatre of Dreams.” We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,197. The stadium has approximately 10,000 executive club seats, including 122 luxury boxes, 7 hospitality lounges, 24 restaurants and 4 sports bars.

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

Other Matchday revenue includes match day catering, event parking, program sales as well as membership, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (including the annual Rugby Super League Grand Final) and entertainment events.

We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £35 per season to join our Lite Membership, £40 to join the Full Membership or £70 to join the Premium membership scheme. At the end of the 2023/24 season we had over 435,000 members, one of the highest in world sport.

The Manchester United Museum is located within Old Trafford. It chronicles Manchester United’s 146-year history and houses the club’s most precious artifacts and trophies.

We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and by providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday revenues going forward.

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

With respect to the break-even assessment, a club must demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The prior permitted level of deficit was limited over the three-year assessment period to just €5 million, although a larger deficit of up to €30 million was permitted provided the deficit was reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties. Any club which exceeded the €30 million limit would automatically be in breach of the break-even rule, unless it had sufficient surpluses in the two years prior to the assessment period, irrespective of any equity contributions. With respect to the updated break-even assessment, a club must continue to demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The newly permitted level of deficit is still limited over the three-year assessment period to €5 million, although a larger deficit of up to €60 million permitted provided the deficit is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties or the club has existing positive equity in excess of the loss. Any club which exceeds the €60 million limit will automatically be in breach of the break-even rule. It is no longer possible to utilize surpluses gained in the two years prior to the assessment period. Another key change to the regulations is that previously depreciation of tangible fixed assets, youth development, women’s team and community expenditure were excluded from the break-even test. In the updated regulations, clubs must either have positive equity to the value of the expenditure to be able to exclude them from the calculation or they must be covered by equity contributions from equity participants and/or related parties (in addition to any allowable deficit contributions).

The larger deficit of up to €60 million over the three-year period can be increased to €90 million based on specific financial criteria being met, aimed at benefitting clubs that are financially sustainable.

UEFA’s Financial Sustainability regulations see clubs subject to squad cost controls for the first time. The cost control rule restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues. The cost control rule is a calendar year test which will be tested during the season to place greater emphasis on current financial information. This allows UEFA to identify breaches as they occur. The gradual implementation saw the percentage at 90% in 2023/24 based on calendar year 2023 and will be at 80% in 2024/25 based on calendar year 2024, and 70% in 2025/26 based on calendar year 2025. The percentage remains at 70% thereafter and is tested on a calendar year basis. This requirement provides a direct measure between squad costs and income to encourage more performance-related costs and to limit the market inflation of wages and transfer costs of players.

Ahead of registration for UEFA club competitions for the 2023/24 season we submitted our payables analysis and break-even assessment under the previous FFP regulations. The payables analysis is typically carried out at 30 June prior to the competition season and is required in respect of payments to other clubs for transfer fees, payments to staff including players and football staff and payments to tax authorities. UEFA has already imposed sanctions on clubs who have breached the Licensing and FFP regulations, ranging from monetary fines, restrictions on wages and first team squad size and limitation on transfer expenditures, to exclusion from UEFA club competitions.

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

Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2024, based on our fiscal year 2023, 2022 and 2021 audited financial statements. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, the Premier League board will determine whether the club will be able to pay its liabilities due to other football clubs and in respect of employees. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide evidence of sufficient funding to meet its liabilities as they fall due. If these results are negative by more than £105 million, regardless of secured funding, Premier League sanctions will apply. Our submission in March 2024 demonstrated that we are in compliance with Premier League Profitability and Sustainability rules.

We support and operate within the Premier League Profitability and Sustainability Rules, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years.

Social Responsibility

Manchester United Foundation

We are committed to a wide-ranging corporate social responsibility program through Manchester United Foundation (the “Foundation”). The associated charity of Manchester United, the Foundation’s vision focuses on a future where all young people are empowered to achieve their goals. The ongoing commitment to young people is so that, despite uncertainty in the world around them, those with whom the Foundation works on a daily basis continue to feel supported, inspired, and positive about their future.

The Foundation’s objectives are to provide young people with access to community and educational outreach programs to help them make positive choices in their lives and develop in the following areas:

-Physical and mental wellbeing (living a happier, healthier life)

-Social wellbeing (bringing a sense of belonging to people and their communities)

-Employability (improving educational and employment outcomes)

The Foundation works with over 30,000 young people and operates in the areas of highest social deprivation across Greater Manchester, with the aim of ensuring the benefits of these programs are felt by those who need it most. With more than 29,000 sessions delivered in 2023/24 – encompassing more than 36,000 hours of delivery – the charity’s presence remains strong and visible across local communities.

The Foundation has partnerships with 77 primary, secondary, and special educational needs schools, as well as working alongside the Salford City College Group on a further education program in sport. Working predominantly across all ten boroughs of Greater Manchester, its work also spans to Carlisle, Derbyshire, London and Derry/Londonderry. Full-time coaches are based in high schools to work with pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and a disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities for young people across Greater Manchester and beyond.

The Foundation fulfils all charitable activity for Manchester United, including managing a partnership with the Sir Bobby Charlton Foundation, and supporting external charities by providing signed items for their own fundraising purposes.

Equality, Diversity and Inclusion

The Club is dedicated to promoting equality, diversity, and inclusion, as reflected in its All Red All Equal initiative, which has led to numerous impactful initiatives and achievements.

All Red All Equal represents Manchester United’s dedication to creating a more equitable, sustainable, healthier world. We are deeply committed to embracing diversity, accepting people for who they are, valuing their differences, and promoting a safe and welcoming environment. We take decisive action to protect all participants and maintain zero tolerance for abuse and discrimination. Together, we aim for a world where equity, sustainability, and safeguarding are not just aspirations but tangible realities. Our goal is a world where everyone can thrive and succeed, united in our diversity.

Our Equality, Diversity and Inclusion (“ED&I”) strategy aims to integrate ED&I across four main areas: Leaders, People, Fans, and Partners. We have created new insights and data models to guide our decision-making. We are dedicated to meeting specific diversity goals for gender, race, disability, and LGBTQ+ representation in accordance with the UEFA sustainability goals and applicable law.

The club is currently making notable changes to its leadership. However, it is still fully committed to achieving and maintaining equitable and inclusive leadership. The club is committed to promoting diversity in senior and critical decision-making roles through succession planning of leaders with a diversity of experiences. Additionally, the Executive Leadership team signed ED&I pledges to embed their accountability and commitment to championing equality, diversity, and inclusion.

We are committed to increasing diversity in our workforce and improving our recruitment practices and executive appointments. We work with a third party firm for our overall recruitment delivery and with organizations such as UA92, the Adidas MerkyFC Project, The FA Leadership Code, the Premier League Coach Diversity Index, Women in Football, Stonewall, the Armed Forces Covenant, Disability Confident scheme, and several Inclusive Executive Search Agencies. These collaborations help us attract talented individuals from underrepresented groups and backgrounds, creating a more inclusive environment. We provide diverse opportunities for aspiring leaders through entry-level apprenticeships, internships, work placements, and work experience programs. We have developed specific development programs club-wide, including for our senior and executive leaders. We are dedicated to creating a truly diverse and inclusive workplace and intend to continue to work tirelessly to make this a reality.

The club has achieved the PLEDIS Advance Level award through the Premier League, highlighting a collective effort to embed ED&I across the organization. The club was commended for its accessibility provisions and overall approach to ED&I. Additionally, the club has signed the Football Leadership Diversity Code to diversify our leadership and coaching teams. Changes to the code will be implemented in the 2024-25 season

Throughout the year, our club has been actively involved in various initiatives under the All Red All Equal campaign. From launching the Social Media Code of Conduct to tackle online abuse under HatRED and SeeRED to raising awareness for the LGBTQ+ community through the ONE LOVE campaign, our club has been dedicated to promoting equality, diversity and inclusion. Additionally, initiatives such as Change the Game and Stronger Together have aimed to advocate for gender equality and women’s inclusion in football, while our IGNORED campaign focused on supporting the club’s work on mental health and wellbeing. These campaigns have made a significant impact, generating over 11 million engagements, 8 million views of video content, and 234 million impressions. The Club engagement has been further amplified through the celebration of key religious dates such as Ramadan, Diwali, and Christmas, as well as significant moments such as Black History Month, World Mental Health Awareness Day and International Women’s Day. Furthermore, we remain committed to supporting football-wide campaigns and initiatives within the lens of All Red All Equal, such as the Premier League’s ‘No Room for Racism’ initiative.

Internally, the Employee Resource Groups, Affinity groups and a dedicated reporting and tackling discrimination action group are in place at Manchester United. Employee Resource Groups align with our equality, diversity and inclusion strategy and strategic aims, and affinity groups allow for a breadth of intersectionality to grow within the development groups, such as Menopause, Deaf and Hard of Hearing, Interfaith and well-being champions, to bring together colleagues from the business to collaborate on new initiatives and deeper areas of EDI. The Club also has an All Red, All Equal committee chaired by our ELT Executive Sponsor.

The Club’s commitment to equality, diversity and inclusion is deeply ingrained in its strategy and values and is supported by the Executive Leadership’s dedication to these principles. Our ED&I strategy has been developed to align with our overall Football Social Responsibility and Club strategies. It outlines how all business areas create a diverse, welcoming, accessible and inclusive environment for everyone, enabling the Club and its workforce embody these values.

Sustainability

We recognize the need to move towards a more sustainable economy. We have taken steps to reduce the amount of waste we produce and divert all operational waste away from landfills. We also aim to reduce our use of non-renewable materials, improve our recycling rates and use more recycled materials. We have achieved the Carbon Trust Standard, which recognizes organizations that take a best practice approach to measuring and managing their environmental impacts, and through our Reds Go Green initiative we intend to continue to build on our carbon and renewable energy strategy to improve our performance further. Our 2024 pre-season fixture against Real Betis at the Snapdragon Stadium in San Diego, California, was designated as “The Greenest Game” by both participating clubs, with a focus on promoting sustainability in football.

Intellectual Property

We consider intellectual property to be important to the operation of our business and critical to driving growth in our Commercial revenue, particularly with respect to sponsorship revenue. Certain of our commercial partners have rights to use our intellectual property. In order to protect our brand, we generally have contractual rights to approve uses of our intellectual property by our commercial partners.

We consider our brand to be a key business asset and therefore have a portfolio of Manchester United related registered trademarks and trademark applications. The historic emphasis has been on seeking and maintaining trademark registrations for the words “Manchester United” and the club crest, but that emphasis was then extended to cover the devil device and the words “MUTV” and “Man Utd”. We also actively procure copyright protection and copyright ownership of materials such as literary works, logos, photographic images and audio-visual footage.

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

In relation to materials for which copyright protection is available (such as literary works, logos, photographic images and audio-visual footage), our current practice is generally to secure copyright ownership where possible and appropriate. For example, where we are working with third parties and copyright protected materials are being created, we generally try to secure an assignment of the relevant copyright as part of the commercial contract. However, it is not always possible to secure copyright ownership. For example, in the case of audio-visual footage relating to football competitions, copyright will generally vest in the competition organizer and any exploitation by Manchester United Football Club of such footage will be the subject of a license from the competition organizer.

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

Competition

From a business perspective, we compete across a wide variety of industries and within many different markets. We believe our primary sources of competition include, but are not limited to:

●	Football clubs: We compete against other football clubs in the Premier League for match attendance and Matchday revenue. We compete against football clubs around Europe and the rest of the world to attract the best players and coaches in the global transfer and football staff markets.
●	Television media: We receive media income primarily from the Premier League and UEFA media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed “ — Revenue Sectors — Broadcasting.” On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.
●	Digital media: We compete against other digital content providers for consumer attention and leisure time, advertiser income and consumer e-commerce activity.
●	Merchandise and apparel: We compete against other providers of sports apparel and equipment.
●	Sponsorship: As a result of the international recognition and quality of our brand, we compete against many different outlets for corporate sponsorship and advertising income, including other sports and other sports teams, other entertainment and events, television and other traditional and digital media outlets.
●	Live entertainment: We compete against alternative forms of live entertainment for the sale of Matchday tickets, including other live sports, concerts, festivals, theatre and similar events.

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

Key properties and locations	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Carrington training ground, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment properties	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment properties	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment properties	Owned (freehold)	10,800
Land and buildings at Castlemore Retail Park, Trafford Park, Manchester	Investment properties	Owned (freehold)	3,969
Office space, London	Offices	Leased (through April 2033)	8,500
Office space, Maryland, United States	Offices	Leased (through November 2026)	653

The above properties are owned or leased by Manchester United Football Club Limited, apart from Castlemore Retail Park and Manchester International Freight Terminal which are owned or leased by Alderley Urban Investments Limited.

Legal Proceedings

We are involved in various routine legal proceedings incident to the ordinary course of our business. The outcome of any such claims or proceedings, regardless of the merits, is inherently uncertain. We believe that the outcome of all pending legal proceedings, in the aggregate, will not have a material adverse effect on our business, financial condition or operating results. Further, we believe that the probability of any material losses arising from these legal proceedings is remote.

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

Customers

See “Item 3.D. Risk Factors — Risks Related to Our Business — We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, who represented 24.3%, 27.5% and 25.1% of our total revenue in each of the years ended 30 June 2024, 2023 and 2022, respectively. Our second largest customer was adidas, who represented 13.6%, 11.7% and 13.1% of our total revenue in each of the years ended 30 June 2024, 2023 and 2022.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 146-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and Matchday. We attract leading global companies such as adidas, Qualcomm and Tezos that want access and exposure to our community of followers and association with our brand.

How We Generate Revenue

We operate and manage our business as a single reporting segment — the operation of professional sports teams. We review our revenue through three principal sectors — Commercial, Broadcasting and Matchday — and within the Commercial revenue sector, we have two revenue streams which commercialize our global brand: sponsorship revenue; and retail, merchandising, apparel & product licensing revenue.

Revenue Drivers

Commercial

Commercial revenue is derived from sponsors and commercial partners. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2024 was £302.9 million.

Sponsorship

We commercialize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Sponsorship – Our Sponsors” for some of our global and regional sponsors as at 1 July 2024.

A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

For the 2023/24 season, our shirt sponsor was TeamViewer and our training kit partner was Tezos. Total sponsorship revenue for the year ended 30 June 2024 was £177.8 million. Our shirt sponsor for the 2024/25 season is Qualcomm via their SnapDragon brand.

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

On 21 July 2023, we signed a 10-year extension to our agreement with adidas in respect of global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.

Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2024 was £125.1 million.

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

Season 2025/24 will be the final of a three-year (2022/23 – 2024/25) Premier League broadcasting rights cycle. All seven live UK packages were sold to the incumbent broadcasters – five to Sky Sports, one to BT Sport and the final one to Amazon Prime Video who were a new entrant in the previous cycle. The value generated from the sale was consistent with the prior cycle and the terms were agreed during the COVID-19 pandemic. The international broadcasting rights for the new cycle represent a 28% uplift on the previous cycle, with international rights equaling domestic rights for the first time driven primarily by increases in North America and Europe. Overall growth for the new cycle is 16%. The ratio between the maximum and minimum broadcasting revenue that a club can receive from the Premier League in a season is capped at 1.8:1. The international revenue growth will be allocated to merit payments, as this cap has not yet been reached, and will therefore benefit the higher placed teams.

In December 2023, the Premier League announced that it had concluded agreements for the UK broadcasting rights of Premier League matches and highlights for the four seasons from 2025/26 to 2028/29. The total value to the league of the agreed packages is £6.7 billion across the four-year period.

Season 2024/25 will be the first of a new three-year UEFA broadcasting rights cycle (2024/25 – 2026/27). The new cycle is worth €4.4 billion in the 2024/25 season, compared to €3.5 billion per season under the previous agreement, an increase of 26%.

Our participation in the Premier League and Champions League, Europa League or Conference League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our men’s first team performance during the 2023/24 season, our men’s first team will participate in the 2024/25 Europa League.

In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £6.2 million, £6.1 million and £6.8 million for each of the years ended 30 June 2024, 2023 and 2022, respectively. Total Broadcasting revenue for the year ended 30 June 2024 was £221.8 million.

Matchday

Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2024 was £137.1 million.

Other Factors That Affect Our Financial Performance

Employee benefit expenses

Player and staff compensation comprise the majority of our operating costs. Of our total operating costs, player costs, which consist of salaries, bonuses, benefits and national insurance contributions are the primary component. Compensation to non-player staff, which includes our manager, coaching staff and key football management, also accounts for a significant portion. Competition from top clubs in the Premier League and Europe has resulted in increases in player and manager salaries, forcing clubs to spend an increasing amount on player and staff compensation, and we expect this trend to continue.

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

Impairment charges arise when an asset’s carrying amount exceeds its recoverable amount. Assets are tested for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable, other than goodwill which is tested for impairment annually.

Exceptional items

Exceptional items are those items that in management’s judgment need to be separately disclosed by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Exceptional items are disclosed in Note 6 to the financial statements.

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

Taxes

During each of the three years ended 30 June 2024, 2023 and 2022, our principal operating subsidiaries were tax residents in the United Kingdom. We were subject to a UK statutory tax rate of 25.0% in the year ended 30 June 2024, a weighted UK statutory rate of 20.5% in the year ended 30 June 2023 and a weighted average US federal corporate income tax rate of 19.0% in the year ended 30 June 2022.

Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21)%.

In April 2023, a statutory tax rate of 25% took effect in the UK. We expect to utilize a credit in the United States for UK taxes paid and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to continue to align more closely to the UK statutory tax rate of 25% now that this rate has taken effect.

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

A.OPERATING RESULTS

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2024 and 2023. For a discussion of our results of operations for the year ended 30 June 2022, including a year-to-year comparison between the years ended 30 June 2023 and 2022, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2023.

	Year ended 30 June
	2024	2023	% change

Statement of profit or loss data	(£’000)
Revenue	661,755	648,401	2.1%
Analyzed as:
Commercial revenue	302,876	302,886	—
Broadcasting revenue	221,745	209,095	6.1%
Matchday revenue	137,134	136,420	0.5%
Operating expenses	(768,530)	(681,117)	(12.8)%
Analyzed as:
Employee benefit expenses	(364,719)	(331,374)	(10.0)%
Other operating expenses	(149,384)	(163,211)	8.5%
Depreciation and impairment	(16,526)	(13,848)	(19.6)%
Amortization	(190,123)	(172,684)	(10.1)%
Exceptional items	(47,778)	—	—
Other operating income	—	1,112	—
Operating loss before profit on disposal of intangible assets	(106,775)	(31,604)	(237.7)%
Profit on disposal of intangible assets	37,422	20,424	83.3%
Operating loss	(69,353)	(11,180)	(518.8)%
Finance costs	(63,867)	(44,917)	(42.2)%
Finance income	2,496	23,523	(89.4)%
Net finance costs	(61,371)	(21,394)	(186.9)%
Loss before income tax	(130,724)	(32,574)	(300.9)%
Income tax credit	17,565	3,896	348.7%
Loss for the year	(113,159)	(28,678)	(294.4)%

Revenue

Total revenue for the year ended 30 June 2024 was £661.8 million, an increase of £13.4 million, or 2.1%, compared to the year ended 30 June 2023, as a result of an increase in revenue in our broadcasting and Matchday sectors, as described below.

Commercial revenue

Commercial revenue for the year ended 30 June 2024 was £302.9 million, in line with commercial revenue of £302.9 million in the year ended 30 June 2023.

●	Sponsorship revenue for the year ended 30 June 2024 was £177.8 million, a decrease of £11.7 million, or 6.2%, over the year ended 30 June 2023, due to a one-off sponsorship credit in the prior year; and
●	Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2024 was £125.1 million, an increase of £11.7 million, or 10.3%, over the year ended 30 June 2023, primarily due to the extension of our agreement with adidas.

Broadcasting revenue

Broadcasting revenue for the year ended 30 June 2024 was £221.8 million, an increase of £12.7 million, or 6.1%, over the year ended 30 June 2023, primarily due to the men’s first team participating in the UEFA Champions League compared to the UEFA Europa League in the prior year. This is partially offset by the men’s first team being eliminated in the group stage of the UEFA Champions League and finishing 8th in the Premier League in the current year, compared to reaching the Quarter-finals of the UEFA Europa League and finishing 3rd in the Premier League in the prior year.

Matchday revenue

Matchday revenue for the year ended 30 June 2024 was £137.1 million, an increase of £0.7 million, or 0.5%, over the year ended 30 June 2023, due to strong demand for hospitality offers, partially offset by the men’s first team playing 8 fewer home matches in the current year.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2024 were £768.5 million, an increase of £87.4 million, or 12.8%, over the year ended 30 June 2023.

Employee benefit expenses

Employee benefit expenses for the year ended 30 June 2024 were £364.7 million, an increase of £33.3 million, or 10.0%, over the year ended 30 June 2023, primarily as a result of the men’s first team participating in the UEFA Champions League in the current year compared to the UEFA Europa League in the prior year.

Other operating expenses

Other operating expenses for the year ended 30 June 2024 were £149.4 million, a decrease of £13.8 million, or 8.5%, over the year ended 30 June 2023. This was primarily due to reduced matchday costs associated with the men’s first team playing eight fewer home matches in the current year than in the prior year.

Depreciation and impairment

Depreciation and impairment for the year ended 30 June 2024 amounted to £16.5 million, an increase of £2.7 million, or 19.6%, over the year ended 30 June 2023, as a result of increased capital investment in tangible fixed assets at the club.

Amortization

Amortization, primarily of registrations, for the year ended 30 June 2024 was £190.1 million, an increase of £17.4 million, or 10.1%, over the year ended 30 June 2023, due to investment in the first team playing squad. The unamortized balance of registrations as of 30 June 2024 was £408.6 million, of which £166.8 million is expected to be amortized in the year ending 30 June 2025. The remaining balance is expected to be amortized over the three years ending 30 June 2028. This does not take into account player acquisitions after 30 June 2024, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2024, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items for the year ended 30 June 2024 were a cost of £46.9 million compared to a cost of £nil million for the year ended 30 June 2023. This is primarily comprised of costs incurred in relation to the Trawlers Transaction, including compensation for loss of office. The charge also includes additional contributions we expect to pay towards the Football League pension scheme deficit based on the latest actuarial valuation.

Other operating income

Other operating income for the year ended 30 June 2024 was £nil million compared to £1.1 million in the year ended 30 June 2023.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year ended 30 June 2024 was £37.4 million, compared to a profit of £20.4 million for the year ended 30 June 2023. The profit on disposal of intangible assets for the year ended 30 June 2024 primarily related to the disposal of Elanga (Nottingham Forest), Henderson (Crystal Palace), Fred (Fenerbahçe SK), Fernandez (Benfica) and Kovar (Bayer Leverkusen). The profit on disposal of intangible assets for the year ended 30 June 2023 primarily related to the disposal of Pereira (Fulham) and Garner (Everton),

Net finance costs

Net finance costs for the year ended 30 June 2024 were £61.4 million, compared to net finance costs of £21.4 million for the year ended 30 June 2023. This was primarily due to more stable foreign exchange rates in the current year resulting in a small unrealized foreign exchange loss on unhedged USD borrowings compared to a large unrealized foreign exchange gain in the prior year. The year ended 30 June 2024 also saw an increase in interest costs payable on our external borrowings and a larger discounting charge on player creditors due to investment in the first team playing squad.

Income tax

The income tax credit for the year ended 30 June 2024 was £17.5 million, compared to £3.9 million for the year ended 30 June 2023. In both years the credit arose primarily as a result of deferred tax assets recognized in respect of losses arising in the respective year.

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

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenue from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 June 2024, we had £30 million of outstanding loans under our revolving facilities.

Pursuant to our contract with adidas, which began on 1 August 2015 and was extended on 21 July 2023, the minimum guarantee payable by adidas over the life of the extended agreement to 30 June 2035 is £1,650 million, being £750 million per the original term, plus £900 million per the extension, subject to certain adjustments. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.

We also maintain a mixture of long-term debt and capacity under our revolving facilities so that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects.

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

We record these investments as capital expenditures. Capital expenditure at Old Trafford was £8.2 million, £13.4 million and £4.1 million for the years ended 30 June 2024, 2023 and 2022, respectively. This includes carrying out major improvements to several hospitality suites, as well as the deployment of additional rail seating in the stadium bowl.

In addition, we spent approximately £4.8 million, £8.2 million and £0.7 million for the years ended 30 June 2024, 2023 and 2022 respectively, at Carrington, our training facility. This includes the expansion of our Women’s and Academy facilities, investment in pitches machinery, and refurbishment of the Parents & Spectators Building.

Furthermore, capital expenditure at our London premises was approximately £2.2 million for the year ended 30 June 2024. This predominantly relates to the fit-out of the Kensington Building, our new office in London. This spend was not material in the years ended 30 June 2023 and 30 June 2022.

Digital media capital expenditure

We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset – registrations capital expenditure

Our average net intangible asset – registrations capital expenditure over the last 5 years has been a cash outflow of £128.8 million per fiscal year. However, net intangible asset – registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset – registrations capital expenditure. Actual cash used or generated from net intangible asset – registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

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

Commitments

As of 30 June 2024, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1.9 million and to other intangible assets amounting to £nil. These amounts are not recognized as liabilities.

Cash Flow

The following table summarizes our cash flows for the years ended 30 June 2024 and 2023:

	2024	2023

	(in £ millions)
Cash flow from operating activities
Cash generated from operations	117.5	128.9
Interest paid	(37.2)	(32.0)
Interest received	1.7	0.5
Tax refunded/(paid)	3.7	(1.6)
Net cash inflow from operating activities	85.7	95.8
Cash flow from investing activities
Payments for property, plant and equipment	(17.5)	(15.6)
Payments for intangible assets	(190.7)	(156.2)
Proceeds from sale of intangible assets	37.0	31.6
Net cash outflow from investing activities	(171.2)	(140.2)
Cash flow from financing activities
Proceeds from borrowings	160.0	100.0
Repayment of borrowings	(230.0)	(100.0)
Proceeds from issue of shares	158.5	—
Principal elements of lease payments	(1.0)	(1.9)
Debt issue costs paid	(1.3)	—
Dividends paid	—	—
Net cash inflow/(outflow) from financing activities	86.2	(1.9)
Net increase/(decrease) in cash and cash equivalents(1)	0.7	(46.3)

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2024 was £117.5 million, a decrease of £11.4 million from £128.9 million for the year ended 30 June 2023.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facilities. Interest paid was £37.2 million for the year ended 30 June 2024, an increase of £5.2 million on the year ended 30 June 2023 due to the impact of higher interest rates. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February.

Net cash inflow from operating activities was £85.7 million for the year ended 30 June 2024, a decrease of £10.1 million compared to a net cash inflow of £95.8 million for the year ended 30 June 2023.

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

Net cash outflow from investing activities for the year ended 30 June 2024 was £171.2 million, an increase of £31.0 million from £140.2 million for the year ended 30 June 2023. This increase was primarily due to increased investment in the first team playing squad.

For the year ended 30 June 2024, net capital expenditure on property, plant and equipment was £17.5 million, an increase of £1.9 million from net expenditure of £15.6 million for the year ended 30 June 2023.

For the year ended 30 June 2024, net capital expenditure on intangible assets was £153.7 million, an increase of £29.1 million from net expenditure of £124.6 million for the year ended 30 June 2023. Net capital expenditure for the year ended 30 June 2024 was mainly comprised of payments made for the acquisitions of Antony, Casemiro and Sancho less payments received relating primarily to the disposal of Elanga and Henderson.

Net capital expenditure for the year ended 30 June 2023 was mainly comprised of payments made for the acquisitions of Antony, Casemiro, Martinez and Sancho less payments received relating primarily to the disposal of James, Lukaku and Pereira.

Net cash inflow/(outflow) from financing activities

Net cash inflow from financing activities for the year ended 30 June 2024 was £87.5 million compared to net cash outflow of £1.9 million for the year ended 30 June 2023. During the year ended 30 June 2024, we received £158.5 million of proceeds from the issuance of Class A ordinary shares and Class B ordinary shares in connection with the Trawlers Transaction. This is partially offset by a net repayment of £70.0 million on our revolving facilities, resulting in a closing drawdown of £30.0 million at 30 June 2024.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2024 the sterling equivalent of £334.5 million (net of unamortized issue costs of £1.6 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

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

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Europe Designated Activity Company as lender. As of 30 June 2024, the sterling equivalent of £176.5 million (net of unamortized issue costs of £1.5 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

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

Revolving facilities

Our revolving facilities agreement originally dated 22 May 2015 (as amended on 7 October 2015, amended and restated on 4 April 2019, 4 March 2021 and 10 December 2021 and amended on 4 November 2022 and 28 June 2024) (the “initial revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 June 2024, we had £30 million in outstanding loans and £120 million in borrowing capacity under our initial revolving facility.

The initial revolving facility is scheduled to expire on 25 June 2027. Any amount still outstanding at that time will be due in full immediately on the applicable expiry date.

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

The applicable margin is fixed at 1.75% per annum up until 4 April 2025. After 4 April 2025, the margin will be fixed at 2.00% per annum until the expiry date of 25 June 2027.

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

Our revolving facility agreement originally dated 14 October 2020 (as amended and restated on 4 March 2021, 13 December 2021 and 26 April 2022 and amended on 4 November 2022) (the “new revolving facility”) allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the new revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2024, we had £nil in outstanding loans and £75 million in borrowing capacity under our new revolving facility.

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

On 26 April 2022 we entered into a bilateral revolving facility agreement which was amended on 4 November 2022 (the “bilateral revolving facility”) which allows Manchester United Football Club Limited (or any direct or indirect subsidiary of Red Football Limited that becomes a borrower thereunder) to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement are consistent with the initial revolving facilities agreement. As of 30 June 2024, we had £nil in outstanding loans and £75 million in borrowing capacity under our bilateral revolving facility.

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

As of 30 June 2024, we were in compliance with all covenants under our debt facilities.

Off balance sheet arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2024 is £115.6 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2024, we believe receipt of £nil to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of 30 June 2024, we had not entered into any other off-balance sheet transactions.

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

D.TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2024 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2024 and 30 June 2023 and for the years ended 30 June 2024, 2023 and 2022 included elsewhere in this Annual Report.

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

A number of our commercial contracts contain significant estimates in relation to our allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

On 21 July 2023, we signed a 10-year extension to our agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League, respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract. In line with IFRS 15, this estimate is considered at each reporting date. The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of the contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see Notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2024 and 2023 and for the years ended 30 June 2024, 2023 and 2022 included elsewhere in this Annual Report.

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

Name	Age	Position	Position Held Since
Avram Glazer	63	Executive Co-Chairman and Director	May 2012
Joel Glazer	57	Executive Co-Chairman and Director	May 2012
Omar Berrada	46	Chief Executive Officer	July 2024
Roger Bell	61	Chief Financial Officer	May 2024
Kevin Glazer	62	Director	August 2012
Bryan Glazer	59	Director	August 2012
Darcie Glazer Kassewitz	56	Director	September 2012
Edward Glazer	54	Director	November 2012
John Reece	67	Director	February 2024
Rob Nevin	66	Director	February 2024
Robert Leitão	61	Independent Director	August 2012
John Hooks	68	Independent Director	November 2012

The following is a brief biography of each of our executive officers and directors:

Avram Glazer, aged 63, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer currently serves as Chairman of the Board of Directors of Innovate Corp. Mr. Glazer previously served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 57, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers, Chairman of the NFL International Committee, as well as a member of the Finance, Media, Legalized Sports Betting Committees, and the NFL Management Council Executive Committee. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Omar Berrada, aged 46, is the Company’s Chief Executive Officer. He joined the club in July 2024 and oversees all aspects of the club’s operation and strategy. Omar has an extensive background in football. Prior to joining Manchester United, he was Chief Football Officer at City Football Group, managing several departments, including football operations, player transactions, data analytics, sports science, and scouting. He has also held a range of other roles within City Football Group and at FC Barcelona, where he was Head of Sponsorship. Alongside club roles, Omar has been a representative on multiple football governing bodies, including the European Clubs’ Association and as a member of the FA Women’s Super League Board.

Roger Bell, aged 61, is the Company’s Chief Financial Officer. He was appointed as Chief Financial Officer of Manchester United plc in May 2024. Roger joined INEOS from ICI in 2001 where he held a number of senior business finance roles. He has subsequently held various financial and CFO roles across the INEOS Group and is the former CFO of INEOS Sport.

Kevin Glazer, aged 62, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 59, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and serves on the NFL’s O&O Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 56, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is an Owner and President of the Tampa Bay Buccaneers Foundation, President of the Glazer Vision Foundation and President of the Glazer Family Foundation. Ms. Glazer Kassewitz is a member of the NFL Diversity, Equity and Inclusion Committee. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 54, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor’s degree from Ithaca College in 1992.

John Reece, aged 67, is a Director of the Company. He is a co-owner of INEOS having initially joined INEOS as Finance Director in 2000. Prior to joining INEOS, he was a partner with PricewaterhouseCoopers LLP, where he advised companies in the chemicals industry.

Rob Nevin, aged 66, is a Director of the Company. He joined INEOS from BP in 2005, where he held a number of senior engineering, commercial and general management roles. He is the current chairman of INEOS Sport and has previously held various Chairman and CEO roles across the INEOS Group.

Robert Leitão, aged 61, is a Director of the Company. He is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group. Rothschild & Co Gestion is responsible for all aspects of the Rothschild & Co Group strategy, team and operations across its global network of 50+ offices. Robert is also Co-Chairman of the Rothschild & Co Group Partner Committee and Head of Global Advisory, the leading advisory firm in the world. He also serves as Chief Executive of NM Rothschild & Sons, Rothschild & Co’s subsidiary in the United Kingdom. Prior to joining Rothschild & Co in 1998, Robert was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Robert serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre for Entrepreneurs.

John Hooks, aged 68, is a Director of the Company. He has been in the luxury fashion industry for over 40 years and has held positions in some of the sector’s most influential companies. After graduating from Oxford University, he entered the fashion industry through Gruppo Finanziario Tessile (GFT) in Turin, Italy. For three years he was the commercial director for the prêt-à-porter collection of Valentino. From 1988 to 1994, based in Hong Kong, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Marketing Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director, considerably expanding the company’s global wholesale and retail network. He was subsequently appointed Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014, he was Group President of Ralph Lauren Europe and Middle East. Mr. Hooks currently works as an independent consultant. From 2016 to 2021 he was a senior adviser to McKinsey & Company.

Family Relationships

Our Executive Co-Chairmen and directors Avram Glazer and Joel Glazer, and directors Bryan Glazer, Kevin Glazer, Darcie Glazer Kassewitz and Edward Glazer are siblings.

Arrangements or Understandings

In connection with the Trawlers Transaction, we entered into the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”) which, among other things, provides the parties thereto with certain rights to nominate individuals for election to our board of directors based on their status as either the Minority Holder or the Majority Holder under the terms of such agreement. Pursuant to the Governance Agreement, (A) for so long as the Minority Holder holds at least 15% of the total number of our ordinary shares issued and outstanding, such Minority Holder has the right to nominate for election up to two members of our board of directors (as well as the right to appoint two members of the board of directors of each of our subsidiaries), and (B) for so long as the Minority Holder holds less than 15% but at least 10% of the total number of our ordinary shares issued and outstanding, such Minority Holder has the right to nominate for election up to one member of our board of directors (as well as the right to appoint one member of the board of directors of each of our subsidiaries). The Majority Holder, in turn, has the right to nominate for election the remaining members of our board of directors (as well as the right to appoint the remaining members of the board of directors of each of our subsidiaries) and to determine the size of our board of directors (as well as the size of the board of directors of each of our subsidiaries).

In accordance with the terms of the Governance Agreement, Trawlers, in its capacity as the Minority Holder thereunder, nominated each of John Reece and Rob Nevin for election to our board of directors at our 2024 shareholder meeting, and the Glazer Parties, in their capacity as the Majority Holder, nominated the remaining individuals elected to our board of directors at our 2024 shareholder meeting.

For additional information regarding the Governance Agreement, see “Item 7.B. Related Party Transactions.”

Except as described above, none of our executive officers or directors have any arrangement or understanding with our principal shareholders, customers, suppliers or other persons pursuant to which such executive officer or director was selected as an executive officer or director.

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

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. For the year ended 30 June 2024, compensation to members of our executive management also includes compensation for loss of office. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2024 was £11,030,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2024 was £26,000.

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

During the year ended 30 June 2024, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A
ordinary shares
Outstanding at beginning of the year	203,478
Awarded during the year	31,660
Vested during the year	(98,214)
Forfeited during the year	(20,645)
Outstanding at the end of the year	116,279

The fair value of shares awarded during the year was $15.92 (£12.59) per share. Awards made in the year ended 30 June 2024 were approved by the Remuneration Committee subsequent to the year-end date.

Share reserve

Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14,674,534 shares remain available for issuance as of 16 August 2024.

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

●	Share Options provide for the right to purchase Class A ordinary shares at a specified price, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and/or individual performance targets established by the administrator.
●	Restricted Shares may be granted to any eligible individual selected by the administrator and are made subject to such restrictions as may be determined by the administrator. Restricted shares, typically, are forfeited for no consideration or repurchased by us at the original purchase price (if applicable) if the conditions or restrictions on vesting are not met. The Equity Plan provides that restricted shares generally may not be sold or otherwise transferred until the applicable restrictions are removed or expire. Recipients of restricted shares, unlike recipients of share options, have voting rights and have the right to receive dividends, if any, prior to the time when the restrictions lapse; however, extraordinary dividends will generally be placed in escrow, and will not be released until the restrictions are removed or expire.
●	Restricted Share Units may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. The Equity Plan provides that, like restricted shares, restricted share units may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted shares, Class A ordinary shares underlying restricted share units are not issued until the restricted share units have vested, and recipients of restricted share units generally have no voting or dividend rights prior to the time when vesting conditions are satisfied and the Class A ordinary shares are issued.

●	Deferred Share Awards represent the right to receive Class A ordinary shares on a future date. The Equity Plan provides that deferred shares may not be sold or otherwise hypothecated or transferred until issued. Deferred shares are not issued until the deferred share award has vested, and recipients of deferred shares generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares are issued. Deferred share awards generally will be forfeited, and the underlying Class A ordinary shares of deferred shares will not be issued, if the applicable vesting conditions and other restrictions are not met.
●	Deferred Share Unit Awards may be awarded to any eligible individual selected by the administrator, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Each deferred share unit award entitles the holder thereof to receive one share of our Class A ordinary shares on the date the deferred share unit becomes vested or upon a specified settlement date thereafter. The Equity Plan provides that, like deferred shares, deferred share units may not be sold or otherwise hypothecated or transferred until vesting conditions are removed or expire. Unlike deferred shares, deferred share units may provide that Class A ordinary shares in respect of underlying deferred share units will not be issued until a specified date or event following the vesting date. Recipients of deferred share units generally have no voting or dividend rights prior to the time when the vesting conditions are satisfied and the Class A ordinary shares underlying the award have been issued to the holder.
●	Share Appreciation Rights, or SARs, may be granted in the administrator’s discretion separately or in connection with share options or other awards. SARs granted in connection with share options or other awards typically provide for payments to the holder based upon increases in the price of our Class A ordinary shares over a set exercise price. There are no restrictions specified in the Equity Plan on the exercise of SARs or the amount of gain realizable therefrom, although the Equity Plan provides that restrictions may be imposed by the administrator in the SAR agreements. SARs under the Equity Plan may be settled in cash or Class A ordinary shares, or in a combination of both, at the election of the administrator.
●	Dividend Equivalents represent the value of the dividends, if any, per Class A ordinary share paid by us, calculated with reference to the number of Class A ordinary shares covered by the award. The Equity Plan provides that dividend equivalents may be settled in cash or Class A ordinary shares and at such times as determined by the administrator.
●	Share Payments are payments made to employees, consultants or non-employee directors in the form of Class A ordinary shares or an option or other right to purchase Class A ordinary shares. Share payments may be made as part of a bonus, deferred compensation or other arrangement and may be subject to a vesting schedule, including vesting upon the attainment of performance criteria, in which case the share payment will not be made until the vesting criteria have been satisfied. Share payments may be made in lieu of cash compensation that would otherwise be payable to the employee, consultant or non-employee director or share payments may be made as a bonus payment in addition to compensation otherwise payable to such individuals.

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

C.BOARD PRACTICES

Board of directors

We currently have 10 directors on our board of directors, two of whom have been determined by the board of directors to qualify as an “independent director” pursuant to rules of the New York Stock Exchange. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Our amended and restated memorandum and articles of association provide that each director elected at a general meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the board of directors or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

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

Audit committee

Our audit committee consists of Messrs. John Hooks and Robert Leitão. Our board of directors determined that each of Messrs. John Hooks and Robert Leitão is financially literate and satisfies the “independence” requirements set forth in Rule 10A-3 under the Exchange Act. Mr. Robert Leitão acts as chairman of our audit committee and has been determined by the board of directors to qualify as an audit committee financial expert as set forth under the applicable rules of the Exchange Act. A copy of our audit committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	retaining and terminating our independent registered public accounting firm;
●	pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;
●	reviewing with our independent registered public accounting firm any audit issues or difficulties and management’s response;
●	discussing the annual audited financial statements with management and our independent registered public accounting firm;
●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of significant control deficiencies;
●	discussing with management our policies with respect to risk assessment and risk management, including with respect to financial risks;
●	reviewing with management, our general counsel, and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements;
●	annually reviewing and reassessing the adequacy of our audit committee charter;
●	meeting separately and periodically with management, our internal auditors and our independent registered public accounting firm;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies and anonymous submissions by employees;
●	reviewing and approving related party transactions in accordance with our Related Party Transaction Policy and Procedures; and
●	such other matters that are specifically delegated to our audit committee by our board of directors from time to time.

Remuneration committee

Our remuneration committee consists of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer is the chairman of our remuneration committee. A copy of our remuneration committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The remuneration committee is responsible for, among other things:

●	determining the levels of remuneration for each of our executive officers and directors; however, no member of the remuneration committee will participate in decisions relating to his or her remuneration;
●	establishing and reviewing the objectives of our management compensation programs and compensation policies;
●	reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;
●	assisting management in complying with its annual report disclosure requirements;
●	certifying that any and all performance targets used for any performance-based equity remuneration plans have been met before payment, renumeration, or exercise of any bonus to any executive officer;
●	evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management;
●	reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan; and
●	administering our compensation recovery policy.

We have availed ourselves of certain exemptions afforded to foreign private issuers under the New York Stock Exchange rules, which exempt us from the requirement that we have a remuneration committee composed entirely of independent directors.

D.EMPLOYEES

Employees

The average monthly number of employees during the years ended 30 June 2024, 2023 and 2022, respectively, including directors, was as follows:

	2024	2023	2022
	Number	Number	Number
Average number of employees:
Football – men’s and women’s players	136	131	124
Football - technical and coaching	193	192	189
Commercial	170	167	151
Media	111	104	94
Administration and other	530	518	477
Average monthly number of employees	1,140	1,112	1,035

The table below sets out the average monthly number of employees during the years ended 30 June 2024, 2023 and 2022, respectively, including directors, by geography:

	2024	2023	2022
	Number	Number	Number
United Kingdom	1,112	1,068	983
Hong Kong	5	7	7
United States	2	2	2
Rest of World	21	35	43
Average monthly number of employees	1,140	1,112	1,035

We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2,875 temporary employees on average in fiscal year 2024, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford.

E.SHARE OWNERSHIP

The following table shows the number of shares beneficially owned by our directors and members of our executive management as of 16 August 2024:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Avram Glazer(2)	—	—	12,014,995	10.51%	10.03%
Joel Glazer(3)	1,260,093	2.29%	17,307,383	15.14%	14.55%
Omar Berrada	—	—	—	—	—
Roger Bell	—	—	—	—	—
Kevin Glazer(4)	—	—	11,307,382	9.89%	9.44%
Bryan Glazer(5)	—	—	15,307,381	13.39%	12.78%
Darcie Glazer Kassewitz(6)	445,564	0.81%	16,307,381	14.27%	13.65%
Edward Glazer(7)	—	—	10,411,188	9.11%	8.69%
Rob Nevin	—	—	—	—	—
John Reece	—	—	—	—	—
Robert Leitão	—	—	—	—	—
John Hooks	—	—	—	—	—
Richard Arnold	(*)	(*)	—	—	(*)
Cliff Baty	(*)	(*)	—	—	(*)
Patrick Stewart	(*)	(*)	—	—	(*)
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

(6)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(7)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.
(*)	These directors are no longer employees of the Group as of 30 June 2024 and individually beneficially own less than 1% of our Class A ordinary shares.

F.DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARADED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.MAJOR SHAREHOLDERS

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 16 August 2024, based on notifications made to the Company or public filings:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Ariel Investments, LLC (2)	8,300,085	15.09%	—	—	0.69%
Lindsell Train Limited(3)	7,131,283	12.96%	—	—	0.67%
Trawlers Limited(4)	15,204,733	27.64%	31,645,610	27.69%	27.68%
Avram Glazer(5)	—	—	12,014,995	10.51%	10.03%
Joel M. Glazer(6)	1,260,093	2.29%	17,307,383	15.14%	14.55%
Kevin Glazer(7)	—	—	11,307,382	9.89%	9.44%
Bryan G. Glazer(8)	—	—	15,307,381	13.39%	12.78%
Darcie S. Glazer(9)	445,564	0.81%	16,307,381	14.27%	13.65%
Edward S. Glazer(10)	—	—	10,411,188	9.11%	8.69%
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Based solely on information reported on a Schedule 13G/A filed on 12 August 2024, Ariel Investments, LLC (“AIL”) has sole voting power over 7,298,855 of our Class A ordinary shares and sole dispositive power over 8,300,085 of our Class A ordinary shares. The business address of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.
(3)	Based solely on information reported on a Schedule 13G/A filed on 8 March 2024, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train had shared and dispositive power over 8,013,517 shares of our Class A ordinary shares as of 29 February, 2024. Each of Messrs. Lindsell and Train owns a significant membership interest in LTL and as such may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.
(4)	Based solely on information reported on a Schedule 13D, filed on February 21, 2024, each of Trawlers Limited and James A. Ratcliffe have shared voting and dispositive power over 46,850,343 of our Class A ordinary shares. Trawlers has also agreed to subscribe for an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on or prior to 31 December 2024 pursuant to the Trawlers Transaction Agreement. See the section titled “General Information—Trawlers Transaction” elsewhere in this Annual Report.
(5)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(6)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(7)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(8)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(9)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(10)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee.

Since 1 September 2021 until 1 September 2024, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

●	on 10 September 2021, Ariel Investments LLC made a public filing that it beneficially owned 5,971,625 of our Class A ordinary shares, representing 0.52% of total voting power;
●	on 13 September 2021, Bryan G. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 19,899,365 of our Class B ordinary shares, representing 17.23% of total voting power;
●	on 18 October 2021, Kevin Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,899,366 of our Class B ordinary shares, representing 13.77% of total voting power;

●	on 18 October 2021, Edward S. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 15,003,172 of our Class B ordinary shares, representing 12.99% of total voting power;
●	on 1 December 2021, Lindsell Train Limited made a public filing that it beneficially owned 11,108,340 of our Class A ordinary shares, representing 0.96% of total voting power;
●	on 10 December 2021, Ariel Investments LLC made a public filing that it beneficially owned 10,596,721 of our Class A ordinary shares, representing 0.92% of total voting power;
●	on 2 February 2022, Massachusetts Financial Services Company made a public filing that it held 3,166,867 of our Class A ordinary shares, representing 0.27% of total voting power;
●	on 11 February 2022, Lindsell Train Limited made a public filing that it beneficially owned 10,847,340 of our Class A ordinary shares, representing 0.94% of total voting power;
●	on 14 February 2022, Ariel Investments LLC made a public filing that it beneficially owned 10,934,059 of our Class A ordinary shares, representing 0.95% of total voting power;
●	on 14 February 2022, Baron Capital Group, Inc. made a public filing that it held 9,764,453 of our Class A ordinary shares, representing 0.84% of total voting power;
●	on 21 March 2022, Joel M. Glazer Irrevocable Exempt Trust made a public filing that it beneficially owned 1,707,614 of our Class A ordinary shares and 21,899,366 of our Class B ordinary shares, representing 19.11% of total voting power;
●	on 7 April 2022, Baron Capital Group, Inc. made a public filing that it held 5,583,670 of our Class A ordinary shares, representing 0.48% of total voting power;
●	on 5 July 2022, Baron Capital Group, Inc. made a public filing that it held 1,553,888 of our Class A ordinary shares, representing 0.13% of total voting power;
●	on 10 January 2023, Ariel Investments LLC made a public filing that it beneficially owned 8,454,466 of our Class A ordinary shares, representing 0.73% of total voting power;
●	on 8 February 2023, Massachusetts Financial Services Company made a public filing that it held 3,428,274 of our Class A ordinary shares, representing 0.30% of total voting power; and
●	on 8 February 2023, Lindsell Train Limited made a public filing that it beneficially owned 11,018,676 of our Class A ordinary shares, representing 0.94% of total voting power.
●	On 13 November 2023, Ariel Investments LLC made a public filing that it beneficially owned 5,066,124 of our Class A ordinary shares, representing 0.44% of total voting power.
●	On 7 February 2024, Lindsell Train Limited made a public filing that it beneficially owned 11,099,176 of our Class A ordinary shares, representing 0.96% of total voting power.
●	On 9 February 2024, Massachusetts Financial Services Company made a public filing that it held zero shares of our Class A ordinary shares, representing no voting power.
●	On 14 February 2024, Eminence Capital, LP made a public filing that if beneficially owned 4,870,944 of our Class A ordinary shares, representing 0.42% of total voting power.
●	On 14 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,629,579 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 14 February 2024, Pentwater Capital Management LP made a public filing that it beneficially owned 4,300,000 of our Class A ordinary shares, representing 0.37% of total voting power.
●	On 15 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,666,008 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 12 August 2024, Ariel Investments LLC made a public filing that it beneficially owned 8,300,085 of our Class A ordinary shares, representing 0.69% of total voting power.

US Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 16 August 2024, we had 39,233,929 Class A ordinary shares held by 3,930 US resident shareholders of record, representing approximately 3.27% of total voting power and 82,655,710 Class B ordinary shares held by 10 US resident shareholders of record, representing approximately 68.89% of total voting power.

Shareholders’ Arrangements

As of 6 September 2024, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.

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

In connection with the Trawlers Transaction, we entered into a governance agreement, dated as of 24 December 2023 (the “Governance Agreement”), with Trawlers (together with its permitted holders and transferees and certain related parties thereof, the “Trawlers Parties”) and the members of the Glazer family and their affiliates listed in Schedule A thereto (together with their permitted transferees and other permitted holders, the “Glazer Parties”), which became effective upon the closing of such transaction. Pursuant to the Governance Agreement, among other things and subject to certain exceptions and other limitations set forth therein, the parties thereto agreed: (i) for so long as the Glazer Parties are the Majority Holder, to provide us with a right to drag the Trawlers Parties into a full sale of the Company beginning 18 months following the Closing, subject to certain requirements, (ii) to provide the Trawlers Parties and the Glazer Parties with customary preemptive rights, (iii) to provide the Trawlers Parties with customary tag-along rights, and (iv) to provide either the Trawlers Parties or the Glazer Parties, in their capacity as the Minority Holder under the Governance Agreement, with consent rights over certain actions by us for so long as such Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, including but not limited to, our entry into a definitive agreement to sell 100% of the Company within one year following the Closing and the payment or declaration of any dividend in respect of the Class B Ordinary Shares for three years following the Closing. The Governance Agreement further provides that for one year following the Closing, the Glazer Parties will not solicit a full sale of the Company without the prior written consent of the Trawlers Parties and, with respect to any full sale of the Company that is consummated (or with respect to which a definitive agreement is entered into) prior to the third anniversary of the Closing, the Trawlers Parties must receive consideration in cash equal to at least $33.00 per share in connection with such transaction. The Governance Agreement also provides the parties thereto with certain rights to nominate individuals for election to our board of directors and to appoint members of our subsidiaries’ boards of directors as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings.” In addition, for so long as a Minority Holder has the right to nominate at least one individual for election to our board of directors, such Minority Holder has the right, subject to applicable law, to have each committee of our board of directors (other than the audit committee), and each committee of any of our subsidiaries’ boards of directors, include at least one designee of such Minority Holder.

For additional information regarding the material terms of the Governance Agreement, see Section 13 — ”Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Governance Agreement” of the Offer to Purchase, dated January 17, 2024, included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Trawlers and Sir Jim Ratcliffe with the SEC on January 17, 2024, which is incorporated by reference into this Annual Report.

In connection with the Trawlers Transaction, we also entered into a registration rights agreement, dated as of 20 February 2024 (the “Registration Rights Agreement”), with Trawlers and the Glazer Parties. The Registration Rights Agreement grants the parties thereto (each, a “Holder”) certain demand registration rights, whereby the Holders have the right to require us to file registration statements registering the Class A ordinary shares beneficially owned by or otherwise issuable to such Holders from time to time, including, without limitation, Class A ordinary shares issuable upon the conversion of Class B ordinary shares beneficially owned by such Holders (such Class A ordinary shares, collectively, “registrable securities”). In addition, Holders have the right to request one or more underwritten offerings of registrable securities. The Registration Rights Agreement also provides for customary piggyback registration rights. The registration rights provided for in the Registration Rights Agreement are subject to certain customary conditions and limitations. We are required to pay all registration expenses incurred in connection with any registration or offering of registrable securities conducted pursuant to the Registration Rights Agreement, including the reasonable fees and disbursements of one firm of legal counsel representing the Holders.

Except as described above, there have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2023 through the date of this Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2023 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

No dividends were paid for fiscal year 2024. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

If we do pay a cash dividend on our Class A ordinary shares and Class B ordinary shares in the future, we will pay such dividend out of our profits or share premium (subject to solvency requirements) as permitted under Cayman Islands law. Our board of directors has complete discretion regarding the declaration and payment of dividends, and the holders of our Class B ordinary shares, as a result of their representation on our board of directors, will be able to influence our dividend policy.

The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries’ debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to our revolving facilities, our secured term loan facility and the note purchase agreement governing our senior secured notes, there are restrictions on our subsidiaries’ ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources — Indebtedness.” As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, the approval of such Minority Holder will be required in order for us to pay, make or declare any dividend or other distribution (x) in respect of our Class B ordinary shares prior to 20 February 2027, or (y) on any basis other than pro rata to the number of ordinary shares issued and outstanding (except for, prior to 20 February 2027, any dividend or other distribution in respect of the Class A ordinary shares only).

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

B.SIGNIFICANT CHANGES

Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2024, for total proceeds, net of associated costs, of £55,586,000. The associated net book value was £16,091,000. Also subsequent to 30 June 2024, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £588,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2024, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £218,238,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2024, sell-on fees and contingent consideration totalling £50,000 became payable in respect of previous playing registration acquisitions.

Redundancy programme

In July 2024, the Group began a redundancy process aimed at reducing current employee levels by around 250 people. This process was substantially completed in September 2024 and associated costs of between £8.0 million and £10.0 million and will be recognized in the first half of fiscal year 2025.

Revolving facilities

On 29th July 2024, a drawdown on the Group’s revolving facilities was made. This comprised of a £100.0 million drawdown under our initial revolving facility with Bank of America, taking the total drawdown to £130.0 million from available facilities of £300.0 million.

Qualcomm front of shirt partnership extension

On 15 August 2024, the Group announced an extension to our front of shirt sponsorship agreement with Qualcomm Technologies, Inc. This extension will see Qualcomm’s Snapdragon® brand displayed on the front of the playing shirts of our Men’s and Women’s teams until June 2029, rather than the original term of June 2027.

ITEM 9. THE OFFER AND LISTING

Markets

We are incorporated under the Companies Act (as amended) of the Cayman Islands, and our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 16 August 2024, we had 55,016,448 Class A ordinary shares listed.

ITEM 10. ADDITIONAL INFORMATION

A.SHARE CAPITAL

Not applicable.

B.MEMORANDUM AND ARTICLES OF ASSOCIATION

A copy of our amended and restated memorandum and articles of association is attached as Exhibit 1.1 to this Annual Report. The information called for by this Item is set forth in Exhibit 2.2 to this Annual Report and is incorporated herein by reference.

C.MATERIAL CONTRACTS

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Sixth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 1 June 2023, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.

●	Amendment letter relating to the Secured Term Facility Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.3 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.5 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.
●	Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.7 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.8 to this Annual Report.
●	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.9 to this Annual Report.
●	Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated 14 June 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.10 to this Annual Report.
●	Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.11 to this Annual Report.
●	Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.12 to this Annual Report.
●	Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.14 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.15 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.16 to this Annual Report.
●	Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto. A copy of the agreement is included as Exhibit 4.17 to this Annual Report.
●	Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto. A copy of the agreement is included as Exhibit 4.18 to this Annual Report.
●	Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto. A copy of the agreement is included as Exhibit 4.19 to this Annual Report.
●	2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.20 to this Annual Report.
●	Premier League Handbook, Season 2023/24. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2023/24. A copy of the Handbook is included as Exhibit 4.21 to this Annual Report.
●	Premier League Handbook, Season 2024/25. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2024/25. A copy of the Handbook is included as Exhibit 4.22 to this Annual Report.

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

Material Cayman Islands Tax Considerations

There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Company will be received free of all Cayman Islands taxes. The Company has received an undertaking from the Government of the Cayman Islands to the effect that, for a period of twenty years from the date of such undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Company, or to the shareholders thereof, in respect of any such property or income.

The Cayman Islands has enacted the International Tax Cooperation (Economic Substance) Act, as amended (the “Economic Substance Act”) in response to the work of the Organization for Economic Co-operation and Development (“OECD”) and the EU on fair taxation, and generally requires geographically mobile activities to have substance regardless of whether the activities are conducted in a no or nominal tax jurisdiction. The Economic Substance Act requires relevant entities to notify the Cayman Islands tax authorities and meet an economic substance test. Under the Economic Substance Act, as amended by the International Tax Co-Operation (Economic Substance) (Amendment of Schedule) Regulations (as amended), the term “relevant entity” in principle includes a company incorporated in the Cayman Islands but does not include “an entity that is tax resident outside the Islands.” On the basis that the Company is treated as a domestic corporation for US federal income tax purposes and treated as if it were a US tax resident, the Company is not a “relevant entity” for the purposes of the Economic Substance Act and therefore is not required to satisfy an economic substance test in the Cayman Islands. The Company is required to file an annual economic substance notification with the Cayman Islands tax authorities, together with supporting evidence to claim the exemption from being a “relevant entity” by virtue of being tax resident in another jurisdiction.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to Note 30 to our audited consolidated financial statements as of 30 June 2024 and 2023 and for the years ended 30 June 2024, 2023 and 2022 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

As of 30 June 2024, the amount accumulated in the hedging reserve relating to the above hedge was a debit of £0.4 million (this amount is stated gross before deducting related tax).

Based on exchange rates existing as of 30 June 2024, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £12.4 million for the year ended 30 June 2024. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £15.2 million for the year ended 30 June 2024.

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

Cash flow and fair value interest rate risk

Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facilities and our secured term loan facility bear interest at variable rates. As of 30 June 2024, we had £176.5 million of variable rate indebtedness outstanding under our secured term loan facility and £30 million of variable rate indebtedness outstanding under our revolving facilities.

Derivative Financial Instruments

Foreign exchange forward contracts

We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2024, the fair value of outstanding foreign exchange forward contracts was a net liability of £8.5 million.

Embedded foreign exchange derivatives

We have a number of embedded foreign exchange derivatives in host Commercial revenue contracts and the agreement with Trawlers for a further purchase of our Class A ordinary shares by 31 December 2024. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2024, the fair value of such derivatives was an asset of £2.3 million and a liability of £nil.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.DEBT SECURITIES

Not applicable.

B.WARRANTS AND RIGHTS

Not applicable.

C.OTHER SECURITIES

Not applicable.

D.AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2024, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2024 was effective.

Our internal control over financial reporting as of 30 June 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-3 to F-5 of this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, we have not made any change to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2024 and 2023. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2024 and 2023, and breaks down these amounts by category of service:

	2024	2023
	£’000	£’000
Audit Fees	860	753
Audit-Related Fees	20	17
Tax Fees	12	10
Total	892	780

Audit Fees

Audit fees for the years ended 30 June 2024 and 2023 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letter work.

Audit-Related Fees

Audit-related fees for the years ended 30 June 2024 and 2023 were related to the audit of the Group pension scheme financial statements.

Tax Fees

Tax fees for the years ended 30 June 2024 and 2023 were related to tax compliance and tax advice services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No repurchases of our Class A ordinary shares were made during the fiscal year ended 30 June 2024.

On 12 March 2020, we announced that our board of directors authorized a share repurchase program for up to $35 million (approximately £27.7 million based on the exchange rate reported by NatWest Markets on such date) of our Class A ordinary shares, effective immediately. Pursuant to this share repurchase program, we may purchase our Class A ordinary shares from time to time in the open market, in privately negotiated transactions or otherwise, including under applicable U.S. federal securities laws such as Rule 10b5-1 trading plans and under Rule 10b-18 of the Exchange Act. The timing and the actual number of shares repurchased will depend on a variety of factors, including, among others, legal requirements, price and economic and market conditions. In May 2020, we suspended our repurchase program due to the impact of the COVID-19 pandemic. We are currently unable to estimate when, or if, the program will be restarted. In addition, in connection with the Trawlers Transaction, we amended our amended and restated memorandum and articles of association such that repurchases of our Class A ordinary shares other than on a pro rata basis will require the approval of a majority of our Non-Affiliated Directors (defined as those members of our board of directors other than any person that (a) owns 5% or more of our voting or economic interests, (b) is an employee, director, officer or equity or interest holder of a person described in clause (a), (c) is an immediate family member of a person described in clauses (a) or (b), or (d) is an officer or employee of the Company or our subsidiaries). Our board of directors may modify, extend or terminate the share repurchase program at any time, and the share repurchase program has no expiration date. We will not purchase any shares from members of the Glazer family as part of this program.

As of 30 June 2024, a total of 1,682,896 shares have been repurchased. The average price paid per share was £12.66 and the approximate value of shares that may yet be purchased under the program is £6.0 million. Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Our Statement of Insider Trading Policy governs purchases, sales and other dispositions of our securities by our directors, executive officers and employees, including those of or subsidiaries. We believe our Statement of Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards applicable to us. Our Statement of Insider Trading Policy prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others, and it prohibits trading on material nonpublic information of other companies obtained during the course of providing service to us. It also imposes additional restrictions on and preclearance and trading requirements for trading in our securities by directors, executive officers and other specified employees. The foregoing summary does not purport to be complete and is qualified in its entirety by our Statement of Insider Trading Policy, a copy of which is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

Cyber security encompasses a key component of Manchester United’s overall enterprise risk management program. Our cyber security program includes, but is not limited to, the following technologies, controls and mitigations:

●	Monitoring – We have security monitoring of our network, systems and data with procedures to respond to cyber security alerts.
●	Testing - We utilize third-party consultancies and penetration testers who perform independent security testing as well as provide advice and guidance on the implementation of new technologies within the business. We conduct the assessments to identify cyber security risks, internal and external testing.
●	Security systems – We have implemented various protective and detective tools in our IT systems.
●	Authentication and authorization – We have policies which define the scenarios by which users, administrators and 3rd parties are granted access to our network, systems and data and monitor compliance to those standards via defined testing procedures.
●	Training and awareness – We have implemented a cyber security training and awareness program for our employees.
●	Governance – We have implemented an information security policy framework which defined the policies and procedures around the governance, implementation and ongoing management of our security controls.
●	Third-party risk management – We have implemented a program to manage risks associated with 3rd parties which includes a due diligence and onboarding process.
●	Incident response policy and procedures – We have an incident response policy and procedures to respond to cyber security incidents and alerts in a timely manner.

Within the last 12 months, we have not identified risks from known cybersecurity threats, including as a result of any prior cyber security incident which has materially affected us, including our ability to deliver our business strategy, finance and operations. Manchester United recognizes the impact that a cyber security incident could have to our brand reputation, operations, finance and compliance to regulatory bodies. Manchester United recognizes the significance that cyber security threats can affect our business and strategy which is outlined in our annual report under A cyber-attack on, or disruption to, our IT Systems or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program.

Our technology-related risks are reviewed regularly where the likelihood and impact is assessed. Where appropriate, risks are escalated to our RiskCo compromised of our Executive Leadership Team (ELT) who oversees our enterprise risk management process where they will be reviewed, and risk mitigation strategies agreed. The Committee receive regular updates on our cyber security posture and strategy via a risk report that is presented to the Committee. The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also periodically receives briefings from management on our cyber risk management program.

The Group’s Chief Digital Information Officer (CDIO), is principally responsible for overseeing our cyber security program, in partnership with other business leaders across the Group. The CDIO has served in various roles in technology and information management and has a Masters in Management Information Systems from the University of Liverpool.

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

ITEM 19. EXHIBITS

The following exhibits are filed as part of this Annual Report, except as otherwise noted:

1.1

Amended and Restated Memorandum and Articles of Association of Manchester United plc dated as of 5 February 2024 (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No.001 -35627), filed with the SEC on 21 February 2024).

2.1

Specimen Ordinary Share Certificate of Manchester United plc (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form F-1/A (File No. 333-182535), filed with the SEC on 30 July 2012, as amended).

2.2	Description of Share Capital of Manchester United plc.*

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

4.5

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.6	Amendment letter, dated 4 November 22, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement.

4.7

Revolving Facility Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.8

Amendment letter, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto relating to the Revolving Facilities Agreement.*

4.9

Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.3 to our Registration Statement on Form F-3 (File No. 333-206985), filed with the SEC on 17 September 2015).

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

4.11

Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.11 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.12

Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent (incorporated by reference to Exhibit 4.12 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.13	Form of 3.79% Senior Secured Note due June 26, 2027 (included as Exhibit 1 to Exhibit 4.3).

4.14

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (incorporated by reference to Exhibit 4.14 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.15

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent (incorporated by reference to Exhibit 4.15 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.16	Amendment letter, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement.

4.17

Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.18

Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.19

Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 21 February 2024).

4.20	2012 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.21	Premier League Handbook, Season 2023/24 (incorporated by reference to Exhibit 4.19 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.22	Premier League Handbook, Season 2024/25*

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

11.1	Statement of Insider Trading Policy, dated 7 August 2012.*

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of PricewaterhouseCoopers LLP, dated 13 September 2024.*

97	Manchester United plc Policy for Recovery of Erroneously Awarded Compensation*

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Filed herewith

**Furnished herewith

Auditor name: PricewaterhouseCoopers LLP

Auditor firm ID:876

Auditor location:Manchester, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2024 and 2023, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Commercial revenue

As described in Note 4 to the consolidated financial statements, the Company’s consolidated revenue recognized for the year ended 30 June 2024 was £661,755 thousand, of which £302,876 thousand relates to commercial revenue. Revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. Minimum guaranteed revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time. A number of commercial contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations.

The principal consideration for our determination that performing procedures relating to commercial revenue is a critical audit matter is the significant assumptions made by management to allocate and recognize revenue across performance obligations. This, in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s allocation and recognition of revenue for each performance obligation.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to commercial revenue recognition, including controls over the allocation and recognition of revenue for the performance obligations. These procedures also included, among others, testing management’s process for allocating and recognizing revenue in line with performance obligations, including evaluating the appropriateness of the methodology and testing the completeness and accuracy of data used in the allocation and recognition of commercial revenue. Evaluating the reasonableness of the allocation of revenue to performance obligations involved obtaining the related contracts and assessing the reasonableness of assumptions utilized by management associated with the allocation and recognition of revenue to the contract terms.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Value of intangible assets – registrations

As described in Note 16 to the consolidated financial statements, the Company’s consolidated intangible assets relating to player registrations for the year ended 30 June 2024 was £408,579 thousand. The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the value of the consideration payable, which includes an estimate of the value of any contingent consideration. As disclosed by management, the estimate of the value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets – registrations, including controls over the review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for estimating the value of the contingent considerations, including (i) evaluating the model; (ii) testing the completeness and accuracy of data; and (iii) evaluating the reasonableness of the significant assumptions utilized in determining the probability of contingent consideration at the balance sheet date.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

13 September 2024

We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
		2024	2023	2022
	Note	£’000	£’000	£’000
Revenue from contracts with customers	4	661,755	648,401	583,201
Operating expenses	5	(768,530)	(681,117)	(692,520)
Other operating income		—	1,112	—
Profit on disposal of intangible assets	8	37,422	20,424	21,935
Operating loss		(69,353)	(11,180)	(87,384)
Finance costs		(63,867)	(44,917)	(85,915)
Finance income		2,496	23,523	23,676
Net finance costs	9	(61,371)	(21,394)	(62,239)
Loss before income tax		(130,724)	(32,574)	(149,623)
Income tax credit	10	17,565	3,896	34,113
Loss for the year		(113,159)	(28,678)	(115,510)
Loss per share during the year
Basic loss per share (pence)	11	(68.44)	(17.59)	(70.86)
Diluted loss per share (pence)(1)	11	(68.44)	(17.59)	(70.86)
(1)	For the years ended 30 June 2024, 2023 and 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

	Year ended 30 June
	2024	2023	2022
	£’000	£’000	£’000
Loss for the year	(113,159)	(28,678)	(115,510)
Other comprehensive (loss)/income:
Items that may be subsequently reclassified to profit or loss
Movements on hedges (Note 30.2)	(6,669)	4,070	5,148
Income tax credit/(expense) relating to movements on hedges (Note 30.2)	1,667	(1,018)	(1,287)
Other comprehensive (loss)/income for the year, net of income tax	(5,002)	3,052	3,861
Total comprehensive loss for the year	(118,161)	(25,626)	(111,649)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
		2024	2023
	Note	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	13	256,118	253,282
Right-of-use assets	14	8,195	8,760
Investment properties	15	19,713	19,993
Intangible assets	16	837,564	812,382
Deferred tax assets	17	17,607	—
Trade receivables	19	27,930	22,303
Derivative financial instruments	20	380	7,492
		1,167,507	1,124,212
Current assets
Inventories	18	3,543	3,165
Prepayments		18,759	16,487
Contract assets – accrued revenue	4.2	39,778	43,332
Trade receivables	19	36,999	31,167
Other receivables		2,735	9,928
Income tax receivable		—	5,317
Derivative financial instruments	20	1,917	8,317
Cash and cash equivalents	21	73,549	76,019
		177,280	193,732
Total assets		1,344,787	1,317,944

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)

		As of 30 June
		2024	2023
	Note	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	22	55	53
Share premium		227,361	68,822
Treasury shares	23	(21,305)	(21,305)
Merger reserve		249,030	249,030
Hedging reserve	30.2	(1,000)	4,002
Retained deficit		(309,251)	(196,652)
Total equity		144,890	103,950
Non-current liabilities
Deferred tax liabilities	17	—	3,304
Contract liabilities - deferred revenue	4.2	5,347	6,659
Trade and other payables	24	175,894	161,141
Borrowings	25	511,047	507,335
Lease liabilities	14	7,707	7,844
Derivative financial instruments	20	4,911	748
Provisions	26	—	93
		704,906	687,124
Current liabilities
Contract liabilities - deferred revenue	4.2	198,628	169,624
Trade and other payables	24	249,030	236,472
Income tax payable		427	—
Borrowings	25	35,574	105,961
Lease liabilities	14	934	1,036
Derivative financial instruments	20	2,603	931
Provisions	26	7,795	12,846
		494,991	526,870
Total equity and liabilities		1,344,787	1,317,944

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

						Retained
	Share	Share	Treasury	Merger	Hedging	(deficit)/	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 30 June 2021	53	68,822	(21,305)	249,030	(10,436)	(13,652)	272,512
Loss for the year	—	—	—	—	—	(115,510)	(115,510)
Movements on hedges	—	—	—	—	5,148	—	5,148
Tax expense relating to movements on hedges	—	—	—	—	(1,287)	—	(1,287)
Total comprehensive loss for the year	—	—	—	—	3,861	(115,510)	(111,649)
Reclassified	—	—	—	—	7,525	(7,525)	—
Equity-settled share-based payments (Note 28)	—	—	—	—	—	198	198
Dividends paid (Note 12)	—	—	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the year	—	—	—	—	—	(28,678)	(28,678)
Movements on hedges	—	—	—	—	4,070	—	4,070
Tax expense relating to movements on hedges	—	—	—	—	(1,018)	—	(1,018)
Total comprehensive loss for the year	—	—	—	—	3,052	(28,678)	(25,626)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	1,753	1,753
Deferred tax credit relating to share-based payments (Note 17)	—	—	—	—	—	315	315
Balance at 30 June 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950
Loss for the year	—	—	—	—	—	(113,159)	(113,159)
Movements on hedges	—	—	—	—	(6,669)	—	(6,669)
Tax credit relating to movements on hedges	—	—	—	—	1,667	—	1,667
Total comprehensive loss for the year	—	—	—	—	(5,002)	(113,159)	(118,161)
Proceeds from issue of shares	2	158,539	—	—	—	—	158,541
Equity-settled share-based payments (Note 28)	—	—	—	—	—	875	875
Deferred tax expense relating to share-based payments (Note 17)	—	—	—	—	—	(315)	(315)
Balance at 30 June 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
		2024	2023	2022
	Note	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	27	117,461	128,857	121,704
Interest paid		(37,225)	(31,952)	(20,642)
Interest received		1,686	496	145
Tax refunded/(paid)		3,749	(1,632)	(4,836)
Net cash inflow from operating activities		85,671	95,769	96,371
Cash flows from investing activities
Payments for property, plant and equipment		(17,511)	(15,611)	(8,323)
Payments for intangible assets(1)		(190,721)	(156,165)	(115,415)
Proceeds from sale of intangible assets(1)		37,028	31,616	30,307
Net cash outflow from investing activities		(171,204)	(140,160)	(93,431)
Cash flows from financing activities
Proceeds from borrowings		160,000	100,000	40,000
Repayment of borrowings		(230,000)	(100,000)	—
Proceeds from issue of shares		158,542	—	—
Principal elements of lease payments		(976)	(1,952)	(1,407)
Debt issue costs paid		(1,335)	—	—
Dividends paid		—	—	(33,553)
Net cash inflow/(outflow) from financing activities		86,231	(1,952)	5,040
Effect of exchange rate changes on cash and cash equivalents		(3,168)	1,139	2,585
Net (decrease)/increase in cash and cash equivalents		(2,470)	(45,204)	10,565
Cash and cash equivalents at beginning of year		76,019	121,223	110,658
Cash and cash equivalents at end of year	21	73,549	76,019	121,223
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company incorporated under the Companies Act (as amended) of the Cayman Islands. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These financial statements were approved by the board of directors on 13 September 2024.

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

Going concern

The Group has cash resources as of 30 June 2024 of £73.5 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 June 2024, the Group also has access to undrawn revolving facilities of £270 million. In addition to this, in line with the transaction agreement with Trawlers Limited (“Trawlers”), signed in December 2023, Trawlers has committed to investing a further $100 million in the Group via an issue of Class A ordinary shares and Class B ordinary shares. See Note 6 for additional information.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 June 2024, the Group also has £30 million of outstanding loans under our revolving facilities, which have a total available balance of £300 million, expiring in June 2027. The Group’s secured notes and term loan mature in 2027 and 2029 respectively. As of 30 June 2024, the Group was in compliance with all covenants.

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

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.1	Basis of preparation (continued)
(iii)	New and amended standards and interpretations adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the year ended 30 June 2024:

●	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction (Amendments to IAS 12)
●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Insurance Contracts (IFRS 17)
●	International Tax Reform (Amendments to IAS 12)

The adoption of these amendments have not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

●	Classification of Liabilities as Current or Non-current (Amendment to IAS 1)
●	Presentation and Disclosure in Financial Statements (IFRS 18)
●	Leases on Sale and Leaseback (Amendment to IFRS 16)
●	Supplier Finance (Amendment to IAS 7 and IFRS 17)
●	Lack of Exchangeability (Amendments to IAS 21)
●	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7)

These changes are not expected to have a material effect on the Group’s results however the disclosure changes will impact key statements including the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows as defined in IFRS 18, and the inclusion of management’s Adjusted EBITDA measure.

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

2.2Principles of consolidation (continued)

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

(iii)	Exchange rates

The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2024	2023	2022	2024	2023	2022
Euro	1.1799	1.1652	1.1630	1.1652	1.1524	1.1787
US Dollar	1.2643	1.2716	1.2151	1.2605	1.2081	1.3288

Notes to the consolidated financial statements (continued)

2Summary of significant accounting policies (continued)

2.5	Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in Note 4.

2.6	Employee benefits
(i)	Short-term obligations

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

The current income tax expense or credit is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company and its subsidiaries operate and generate taxable income. Although the Company is organized as a Cayman Islands exempted company, it reports as a US domestic corporation for US federal corporate income tax purposes and is subject to US federal corporate income tax on the Group’s worldwide income. In addition, the Group is subject to income and other taxes in various other jurisdictions, including the United Kingdom. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to (or recovered from) the tax authorities.

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

Goodwill is not subject to amortization and is tested annually for impairment as of 31 March each year, or more frequently if events or changes in circumstances indicate it might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in profit or loss for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use, and is calculated with reference to future discounted cash flows that the asset is expected to generate when considered as part of a cash-generating unit. Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period. If an impairment subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognized for the asset in prior years.

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

The Group seeks to hedge its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The effective portion of changes in the fair value of the interest rate swap is initially recognized in other comprehensive loss, rather than being recognized in profit or loss immediately. The gain or loss relating to any ineffective portion is recognized in profit or loss immediately. There are no interest rate swaps in place as of 30 June 2024.

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

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2024	2023	2022
	£’000	£’000	£’000
Sponsorship	177,770	189,496	147,881
Retail, merchandising, apparel & products licensing revenue	125,106	113,390	109,939
Commercial	302,876	302,886	257,820
Domestic competitions	161,713	174,471	140,629
European competitions	53,812	28,504	67,477
Other	6,220	6,120	6,741
Broadcasting	221,745	209,095	214,847
Matchday	137,134	136,420	110,534
	661,755	648,401	583,201

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.1	Disaggregation of revenue from contracts with customers (continued)

Revenue derived from entities accounting for more than 10% of revenue in either 2024, 2023 or 2022 were as follows:

	2024	2023	2022
	£’000	£’000	£’000
Customer A	161,098	178,118	146,114
Customer B	90,051	76,169	76,377
Customer C	<10%	<10%	67,477

All non-current assets are held within the United Kingdom.

4.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current contract
assets – accrued
revenue
£’000
At 1 July 2022	36,239
Recognized in revenue during the year	53,840
Cash received/amounts invoiced during the year	(46,747)
At 30 June 2023	43,332
Recognized in revenue during the year	49,536
Cash received/amounts invoiced during the year	(53,090)
At 30 June 2024	39,778

A contract asset (accrued revenue) is recognized if commercial, broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current contract	Non-current	Total contract
	liabilities –	contract liabilities –	liabilities –
	deferred revenue	deferred revenue	deferred revenue
	£’000	£’000	£’000
At 1 July 2022	(165,847)	(16,697)	(182,544)
Recognized in revenue during the year	170,593	—	170,593
Cash received/amounts invoiced during the year	(164,332)	—	(164,332)
Reclassified during the year	(10,038)	10,038	—
At 30 June 2023	(169,624)	(6,659)	(176,283)
Recognized in revenue during the year	178,853	—	178,853
Cash received/amounts invoiced during the year	(206,545)	—	(206,545)
Reclassified during the year	(1,312)	1,312	—
At 30 June 2024	(198,628)	(5,347)	(203,975)

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

Significant estimates - Commercial

A number of commercial contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations. Minimum guaranteed revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time (i.e. on a straight-line basis).

On 21 July 2023, we signed a 10-year extension to our agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the original term, if the men’s first team did not participate in the UEFA Champions League for two or more consecutive seasons, a deduction of 30% was made in the second or other consecutive year of non-participation. As a result of the men’s first team qualifying for the 2023/24 Champions League, no deductions are due under the original term and there is no critical accounting estimate in relation to the original term. Under the extended term, this clause has been amended to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season.

Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract. In line with IFRS 15, this estimate will be considered at each reporting date. The total revenue of this contract including the estimated deduction in respect of the Champions League clause is recognized evenly over the life of the contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.3	Accounting policies and significant judgments (continued)
(ii)	Broadcasting

Broadcasting revenue represents revenue receivable from all UK and overseas broadcasting contracts, including contracts negotiated centrally by the Premier League and UEFA.

Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied, i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied, i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probably that no revenue recognized will be reversed). In line with the usual end of the Premier League season in May of each year, any estimation uncertainty is removed by the end of each financial year as the team’s finishing position is confirmed.

Distributions from UEFA relating to participation in European competitions comprise starting fee payments (which are recognized over the matches played in the competition), fixed amounts for participation in individual matches (which are recognized when the matches are played) and value pillar payments (which are recognized over the league stage matches).

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

Notes to the consolidated financial statements (continued)

5	Operating expenses

	2024	2023	2022
	£’000	£’000	£’000
Employee benefit expenses (Note 7)	(364,719)	(331,374)	(384,141)
Short-term and low value leases	(258)	(379)	(621)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(670)	(588)	(485)
Auditors’ remuneration: audit of the Company’s subsidiaries	(190)	(165)	(135)
Auditors’ remuneration: audit-related services	(20)	(17)	(14)
Auditors’ remuneration: other audit services	—	—	(80)
Auditors’ remuneration: tax compliance and tax advice services	(12)	(10)	(13)
Foreign exchange losses on operating activities	(2,041)	(2,989)	(50)
Depreciation - property, plant and equipment (Note 13)	(14,998)	(11,876)	(12,285)
Depreciation – right-of-use assets (Note 14)	(1,248)	(1,692)	(1,749)
Depreciation - investment properties (Note 15)	(280)	(280)	(280)
Amortization – intangible assets (Note 16)	(190,123)	(172,684)	(151,462)
Sponsorship, other commercial and broadcasting costs	(28,163)	(26,083)	(17,174)
External Matchday costs	(29,940)	(37,750)	(24,372)
Travel and entertaining costs	(13,708)	(15,835)	(9,401)
Legal, professional and consultancy costs	(15,697)	(18,178)	(11,241)
Property and utility costs	(33,666)	(34,008)	(26,699)
Other operating expenses (individually less than £10,000,000)	(25,019)	(27,209)	(27,626)
Exceptional items (Note 6)	(47,778)	—	(24,692)
	(768,530)	(681,117)	(692,520)

6	Exceptional items

	2024	2023	2022
	£’000	£’000	£’000
Costs related to strategic review and share sale agreement with Trawlers Limited	(34,574)	—	—
Compensation for loss of office	(12,334)	—	(23,827)
Football League pension scheme deficit (Note 29)	(870)	—	(865)
	(47,778)	—	(24,692)

On 22 November 2022, the Company announced intentions to explore strategic alternatives for the club and on 24 December 2023, the Company entered into a transaction agreement with Trawlers, an entity solely owned by Sir Jim Ratcliffe (together with Trawlers, the “Offerors”), and the holders of the Company’s Class B ordinary shares identified therein (the “Sellers”). Pursuant to the transaction agreement, and upon the terms and subject to the conditions thereof, the Offerors commenced a tender offer (the “Offer”) to purchase up to 13,237,834 of the Company’s Class A ordinary shares, at a price of $33.00 per share (the “Offer Price”). Pursuant to the transaction agreement, Trawlers also agreed to (i) purchase 25.0% of the Company’s issued and outstanding Class B ordinary shares from the Sellers at the Offer Price (the “Seller Shares”), and (ii) subscribe for (a) an additional 1,966,899 of the Company’s Class A ordinary shares and 4,093,707 of the Company’s Class B ordinary shares, at the Offer Price, for an aggregate subscription price of $200 million, on the business day immediately following the expiration time of the Offer (the “Closing”) (the “Closing Subscription Shares”), and (b) an additional 983,450 of the Company’s Class A ordinary shares and 2,046,854 of the Company’s Class B ordinary shares, at the Offer Price, for an aggregate subscription price of $100 million, on or prior to 31 December 2024. On 20 February 2024, Trawlers accepted for payment the full number of Class A ordinary shares subject to the Offer, and completed the purchase of the Seller Shares and the Closing Subscription Shares. Exceptional items for the year ended 30 June 2024 comprise costs related to this transaction including legal and professional costs and compensation for loss of office charges for changes in management as a result of this transaction.

The Football League pension scheme deficit reflects the present value of the additional contributions the Group is expected to pay to remedy the revised deficit of the scheme pursuant to the latest triennial actuarial valuation.

In the year ended 30 June 2022, compensation paid for loss of office relates to amounts payable to former men’s first team managers, certain members of the playing, coaching and scouting staff and certain non-playing staff.

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

7	Employee benefit expenses

7.1Employee benefit expenses and average number of people employed

	2024	2023	2022
	£’000	£’000	£’000
Wages and salaries (including bonuses)	(316,341)	(288,451)	(338,503)
Social security costs	(41,435)	(35,057)	(40,881)
Share-based payments (Note 28)	(1,969)	(3,386)	(1,026)
Pension costs – defined contribution schemes (Note 29.2)	(4,974)	(4,480)	(3,731)
	(364,719)	(331,374)	(384,141)
Termination benefits recognised in exceptional items (Note 6)	(12,334)	—	(23,827)
Total employee benefit expenses including exceptional items	(377,053)	(331,374)	(407,968)

Details of the pension arrangements offered by the Company and the Group are disclosed in Note 29.

The average number of employees during the year, including directors, was as follows:

	2024	2023	2022
	Number	Number	Number
By activity:
Football – men’s and women’s players	136	131	124
Football - technical and coaching	193	192	189
Commercial	170	160	151
Media	111	104	94
Administration and other	530	525	477
Average number of employees	1,140	1,112	1,035

The Group also employs approximately 2,875 temporary staff to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford (2023: 2,517; 2022: 1,045), the costs of which are included in the employee benefit expense above.

7.2Key management compensation

Key management includes directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2024	2023	2022
	£’000	£’000	£’000
Short-term employee benefits	(2,938)	(4,838)	(6,893)
Termination benefits	(5,725)	—	—
Share-based payments	(2,341)	(2,349)	(284)
Post-employment benefits	(26)	(8)	(8)
	(11,030)	(7,195)	(7,185)

Notes to the consolidated financial statements (continued)

8	Profit on disposal of intangible assets

	2024	2023	2022
	£’000	£’000	£’000
Profit on disposal of registrations	36,516	20,424	18,971
Player loan income	906	—	2,964
	37,422	20,424	21,935

9	Net finance costs

	2024	2023	2022
	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(1,247)	(3,076)	(3,058)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(35,298)	(30,671)	(19,975)
Interest payable on lease liabilities (Note 14)	(681)	(208)	(97)
Amortization of issue costs on secured term loan facility, senior secured notes and revolving credit facilities	(1,551)	(745)	(713)
Foreign exchange losses on retranslation of unhedged US dollar borrowings(1)	(2,755)	—	(58,738)
Unwinding of discount relating to registrations	(15,593)	(8,326)	(2,363)
Interest on provisions	—	(287)	—
Hedge ineffectiveness on cash flow hedges	—	—	(971)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(6,742)	(1,604)	—
Total finance costs	(63,867)	(44,917)	(85,915)
Interest receivable on short-term bank deposits	1,686	728	145
Foreign exchange gains on retranslation of unhedged US dollar borrowings(2)	—	22,375	—
Reclassified from hedging reserve (3)	—	—	326
Interest on provisions	26	—	—
Hedge ineffectiveness on cash flow hedges	784	420	—
Fair value movement on derivative financial instruments:
Embedded foreign exchange derivatives	—	—	23,205
Total finance income	2,496	23,523	23,676
Net finance costs	(61,371)	(21,394)	(62,239)
(1)	Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.
(3)	Foreign exchange gains/(losses) immediately reclassified from the hedging reserve for hedged future revenues no longer meeting the hedge accounting criteria due to a change in denomination of the contract currency.

Notes to the consolidated financial statements (continued)

10	Income tax credit

	2024	2023	2022
	£’000	£’000	£’000
Current tax:
Current tax on loss for the year	(270)	(217)	5,084
Adjustment in respect of previous years	23	(116)	223
Foreign tax	(1,747)	(572)	(625)
Total current tax (expense)/credit	(1,994)	(905)	4,682
Deferred tax:
UK deferred tax:
Origination and reversal of temporary differences	19,663	5,176	29,142
Adjustment in respect of previous years	(104)	(375)	289
Total UK deferred tax credit/(expense) (Note 17)	19,559	4,801	29,431
Total deferred tax credit	19,559	4,801	29,431
Total income tax credit	17,565	3,896	34,113

A reconciliation of the total income tax credit is as follows:

	2024	2023	2022
	£’000	£’000	£’000
Loss before income tax	(130,724)	(32,574)	(149,623)
Loss before tax multiplied by weighted average UK corporation tax rate of 25.0% (2023: 20.5% - weighted average UK corporation tax rate; 2022: 19.0% - weighted average US federal corporate income tax rate)	32,681	6,678	28,428
Tax effects of:
Adjustment in respect of previous years	(82)	(491)	512
Expenses not deductible for tax purposes(1)	(13,287)	(2,650)	(1,197)
Irrecoverable foreign tax credits	(1,747)	(572)	(625)
Impact of change in UK Corporation tax rate(2)	—	931	6,995
Total income tax credit	17,565	3,896	34,113
(1)	The tax effect of expenses not deductible for tax purposes amounted to £13,287,000 in the fiscal year ending 30 June 2024. The significant increase from the prior years is due to strategic review costs which have been recognised in Manchester United plc. As Manchester United Plc is not in the UK tax net these costs are not tax deductible.
(2)	The credit of £931,000 arising in the fiscal year ended 30 June 2023 is a result of UK deferred tax being recognized at the UK corporation tax rate of 25% but the total tax credit reconciliation is performed at the current year tax rate of 20.5% resulting in a reconciling item. The prior year weighted average UK corporation tax rate of 20.5% is a result of the increase in the UK corporation tax rate from 19.0% to 25.0% in April 2023.

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive loss:

	2024	2023	2022
	£’000	£’000	£’000
UK deferred tax (Note 17)	1,667	(1,018)	(1,287)
Total deferred tax	1,667	(1,018)	(1,287)
Total income tax credit/(expense) recognized in other comprehensive (loss)/income	1,667	(1,018)	(1,287)

Notes to the consolidated financial statements (continued)

10	Income tax credit (continued)

Pillar Two legislation has been enacted or substantively enacted in jurisdictions the Group operates in. The legislation will be effective for the Group’s financial year beginning 1 July 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes.

The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings and forecasts for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in the jurisdictions in which the Group operates are above 15% or the transitional safe harbour relief applies. Therefore, the Group does not expect a potential exposure to Pillar Two top-up taxes.

11	Loss per share

	2024	2023	2022
Loss for the year (£’000)	(113,159)	(28,678)	(115,510)
Basic loss per share (pence)	(68.44)	(17.59)	(70.86)
Diluted loss per share (pence)(1)	(68.44)	(17.59)	(70.86)

(i)	Basic loss per share

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

(iii)	Weighted average number of shares used as the denominator

	2024	2023	2022
	Number	Number	Number
	‘000	‘000	‘000
Class A ordinary shares (1)	56,091	54,537	51,952
Class B ordinary shares (1)	110,937	110,208	112,732
Treasury shares	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	165,345	163,062	163,001
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(2)	—	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(2)	165,345	163,062	163,001
(1)	The increase in Class A and Class B ordinary shares is a result of the transaction agreement with Trawlers. See Note 6 and Note 22 for further detail.
(2)	For the years ended 30 June 2024, 30 June 2023 and 30 June 2022, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

Notes to the consolidated financial statements (continued)

12	Dividends

Dividends paid in the year were $nil (2023: $nil; 2022: $44,010,000) equivalent to $nil (2023: $nil; 2022: $0.27) per share. The pounds sterling equivalents were £nil (2023: £nil; 2022: £33,553,000) equivalent to £nil (2023: £nil; 2022: £0.21) per share.

13	Property, plant and equipment

	Freehold	Plant and	Fixtures
	property	machinery	and fittings	Total
	£’000	£’000	£’000	£’000
At 1 July 2022
Cost	281,377	39,562	75,394	396,333
Accumulated depreciation	(63,261)	(34,293)	(56,118)	(153,672)
Net book amount	218,116	5,269	19,276	242,661
Year ended 30 June 2023
Opening net book amount	218,116	5,269	19,276	242,661
Additions	6,046	8,921	7,530	22,497
Depreciation charge	(3,426)	(2,578)	(5,872)	(11,876)
Closing net book amount	220,736	11,612	20,934	253,282
At 30 June 2023
Cost	287,413	46,706	75,873	409,992
Accumulated depreciation	(66,677)	(35,094)	(54,939)	(156,710)
Net book amount	220,736	11,612	20,934	253,282
Year ended 30 June 2024
Opening net book amount	220,736	11,612	20,934	253,282
Additions	2,786	4,784	10,264	17,834
Depreciation charge	(3,489)	(4,982)	(6,527)	(14,998)
Closing net book amount	220,033	11,414	24,671	256,118
At 30 June 2024
Cost	289,943	45,809	78,889	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	(158,523)
Net book amount	220,033	11,414	24,671	256,118

(i)	Assets pledged as security

Property, plant and equipment with a net book amount of £212,148,000 (2023: £214,705,000) has been pledged to secure the revolving facilities, the secured term loan facility and senior secured notes borrowings of the Group (see Note 25).

(ii)	Depreciation methods and useful lives

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

See Note 2.11 for the other accounting policies relevant to property, plant and equipment, and Note 2.10 for the Group’s policy regarding impairments.

Notes to the consolidated financial statements (continued)

13	Property, plant and equipment (continued)
(iii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to property, plant and equipment.

14	Leases
(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	2024	2023
	£’000	£’000
Property	7,740	8,114
Plant and machinery	455	646
Total	8,195	8,760

Additions to right-of-use assets in the year amounted £749,000 (2023: £6,384,000).

Lease liabilities:

	2024	2023
	£’000	£’000
Current	934	1,036
Non-current	7,707	7,844
Total lease liabilities	8,641	8,880

The following table provides an analysis of the movements in lease liabilities:

£’000
As at 1 July 2022	4,430
Cash flows	(2,142)
Additions	6,384
Accretion expense	208
As at 30 June 2023	8,880
Cash flows	(1,669)
Additions	749
Accretion expense	681
As at 30 June 2024	8,641

Notes to the consolidated financial statements (continued)

14	Leases (continued)
(ii)	Amounts recognized in the consolidated statement of profit or loss:

	2024	2023	2022
	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(847)	(1,243)	(1,534)
Plant and machinery	(401)	(449)	(215)
	(1,248)	(1,692)	(1,749)
Interest expense (included in finance cost)	(681)	(208)	(97)
Expense relating to short-term leases (included in operating expenses)	(258)	(379)	(579)
Expense relating to low value leases (included in operating expenses)	—	—	(42)

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

Notes to the consolidated financial statements (continued)

15	Investment properties

£’000
At 1 July 2022
Cost	32,193
Accumulated depreciation and impairment	(11,920)
Net book amount	20,273
Year ended 30 June 2023
Opening net book amount	20,273
Depreciation charge	(280)
Closing net book amount	19,993
At 30 June 2023
Cost	32,193
Accumulated depreciation and impairment	(12,200)
Net book amount	19,993
Year ended 30 June 2024
Opening net book amount	19,993
Depreciation charge	(280)
Closing net book amount	19,713
At 30 June 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713

(i)	Other amounts recognized in profit or loss for investment properties

	2024	2023
	£’000	£’000
Rental revenue	1,965	2,215
Direct operating credits from properties, all of which generated rental revenue	(81)	(23)

The future minimum rentals receivable under non-cancellable operating leases are disclosed in Note 32.2.

(ii)	Carrying value of investment properties

Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2024 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation — Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2024 was £36,865,000 (2023: £32,970,000). The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

(iii)	Contractual commitments

The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2023: not material).

Notes to the consolidated financial statements (continued)

16	Intangible assets

			Other intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2022
Cost	421,453	779,197	18,817	1,219,467
Accumulated amortization	—	(462,986)	(13,203)	(476,189)
Net book amount	421,453	316,211	5,614	743,278
Year ended 30 June 2023
Opening net book amount	421,453	316,211	5,614	743,278
Additions	—	247,355	3,347	250,702
Disposals	—	(8,914)	—	(8,914)
Amortization charge	—	(169,767)	(2,917)	(172,684)
Closing book amount	421,453	384,885	6,044	812,382
At 30 June 2023
Cost	421,453	924,829	22,164	1,368,446
Accumulated amortization	—	(539,944)	(16,120)	(556,064)
Net book amount	421,453	384,885	6,044	812,382
Year ended 30 June 2024
Opening net book amount	421,453	384,885	6,044	812,382
Additions	—	220,728	4,617	225,345
Disposals	—	(10,040)	—	(10,040)
Amortization charge	—	(186,994)	(3,129)	(190,123)
Closing book amount	421,453	408,579	7,532	837,564
At 30 June 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	—	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564

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

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2023: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.6% (2023: 11.8%) for each period, certain assumptions around progression in domestic and UEFA club competitions, notably the Champions League.

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

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Significant estimates — value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2024 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

The unamortized balance of existing registrations as of 30 June 2024 was £408.6 million (2023: £384.9 million), of which £166.8 million (2023: £157.9 million) is expected to be amortized in the year ending 30 June 2025 (2023: year ending 30 June 2024). The remaining balance is expected to be amortized over the three years to 30 June 2028 (2023: four years to 30 June 2028). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to other intangible assets.

(iii)	Internally generated other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2024 was £2,103,000 and £2,103,000 respectively (2023: £2,103,000 and £2,103,000 respectively).

17	Deferred tax

Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2024	2023
	£’000	£’000
UK deferred tax assets/(liabilities)	17,607	(3,304)
At 30 June	17,607	(3,304)

The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2024	2023
	£’000	£’000
At 1 July	(3,304)	(7,402)
Credited to statement of profit or loss (Note 10)	19,559	4,801
Credited/(expensed) to other comprehensive income (Note 10)	1,667	(1,018)
(Expensed)/credit relating to share-based payments(1)	(315)	315
At 30 June	17,607	(3,304)

Notes to the consolidated financial statements (continued)

17	Deferred tax (continued)

The movement in US net deferred tax assets are as follows:

		Unrealized
	Net	foreign
	operating	exchange
	losses and	and	Property,
	interest	derivative	plant and
	restriction	movements	equipment	Total
	£’000	£’000	£’000	£’000
At 1 July 2022	(7,851)	4,575	3,276	—
Expensed/(credited) to statement of profit or loss (Note 10)	875	(1,779)	904	—
At 30 June 2023	(6,976)	2,796	4,180	—
Expensed/(credited) to statement of profit or loss (Note 10)	2,699	(2,796)	97	—
At 30 June 2024	(4,277)	—	4,277	—
(1)	Credits relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date – see consolidated statement of changes in equity above.

The movement in UK net deferred tax liabilities are as follows:

	Accelerated		Non	Property	Net
	tax		qualifying	fair value	operating
	depreciation	Intangibles	property	adjustment	losses	Other(1)	Total(2)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2022	(380)	(16,359)	(17,477)	(16,811)	44,567	(942)	(7,402)
(Expensed)/credited to statement of profit or loss (Note 10)	(1,222)	622	5	631	2,290	2,475	4,801
Expensed to other comprehensive income (Note 10)	—	—	—	—	(349)	(669)	(1,018)
Credit relating to share based payments	—	—	—	—	—	315	315
At 30 June 2023	(1,602)	(15,737)	(17,472)	(16,180)	46,508	1,179	(3,304)
(Expensed)/credited to statement of profit or loss (Note 10)	(1,857)	(6,845)	5	631	25,124	2,501	19,559
Credited to other comprehensive income (Note 10)	—	—	—	—	250	1,417	1,667
Expense relating to share based payments	—	—	—	—	—	(315)	(315)
At 30 June 2024	(3,459)	(22,582)	(17,467)	(15,549)	71,882	4,782	17,607
(1)	The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2025.
(2)	Of the total deferred tax assets, £17,607,000 is expected to be settled after more than one year.

Notes to the consolidated financial statements (continued)

17Deferred tax (continued)

Significant estimates - recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management uses “base case” approved forecasts which incorporate a number of assumptions, particularly around the performance of our Commercial revenue sector, including a prudent level of future uncontracted revenues in the forecast period, Broadcasting revenue assumptions around our performance in domestic and UEFA club competitions, notably the Champions League, and Matchday revenue assumptions, notably attendances and matchday hospitality sales. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in de-recognition of the deferred tax asset balance.

We also consider the regulations applicable to tax and advice on their interpretation and potential future business planning. Future taxable income may be higher or lower than estimates made when determining whether it is appropriate to record a tax asset and the amount to be recorded. Furthermore, changes in the legislative framework or applicable tax case law may result in management reassessing the recognition of deferred tax assets in future periods.

At 30 June 2024 there is an unrecognized US deferred tax asset of £94,280,000 which is detailed below (2023: £90,548,000 in respect of foreign tax credits in the US):

General
		Net operating	Accruals not	Salary not
		losses and	paid within	paid with
	Foreign	interest	8.5 months of	2.5 months	Intangible
	tax credits	restriction	year end	of year end	assets	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Unrecognized US deferred tax asset	(111)	82,825	2,472	4,079	2,350	2,665	94,280

At 30 June 2024, the Group had no unrecognized UK deferred tax assets (2023: £nil).

18	Inventories

	2024	2023
	£’000	£’000
Finished goods	3,543	3,165

(i)	Accounting policy

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

Inventories recognized as an expense during the year ended 30 June 2024 amounted to £13,043,000 (2023: £12,307,000; 2022: £11,345,000). These were included in operating expenses.

Write down of inventories to net realizable value amounted to £466,000 (2023: £244,000; 2022: £119,000). These were recognized as an expense during the year and included in operating expenses.

Reversal of previous inventory write-down amounted to £244,000 (2023: £119,000 2022: £194,000). These were recognized as a credit during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

19	Trade receivables

	2024	2023
	£’000	£’000
Trade receivables	75,914	69,729
Less: provision for impairment of trade receivables	(10,985)	(16,259)
Net trade receivables	64,929	53,470
Less: non-current portion
Trade receivables	27,930	22,303
Current trade receivables	36,999	31,167

(i)	Accounting policy

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

Net trade receivables include transfer fees receivable from other football clubs of £59,845,000 (2023: £42,309,000) of which £27,930,000 (2023: £22,303,000) is receivable after more than one year. Net trade receivables also include £5,753,000 (2023: £13,207,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities — deferred revenue.

(iii)	Fair value of trade receivables

Gross contractual trade receivables pre discounting as at 30 June 2024 were £67,198,000 (2023: £54,393,000).

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in Note 30.

Notes to the consolidated financial statements (continued)

20	Derivative financial instruments

The Group has the following derivative financial instruments:

	2024		2023
	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000
Used for hedging:
Interest rate swaps	—	—	4,173	—
Forward foreign exchange contracts	—	(7,514)	378	(1,615)
At fair value through profit or loss:
Embedded foreign exchange derivatives	2,297	—	11,258	(64)
	2,297	(7,514)	15,809	(1,679)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	—	(4,911)	378	(748)
At fair value through profit or loss:
Embedded foreign exchange derivatives	380	—	7,114	—
Non-current derivative financial instruments	380	(4,911)	7,492	(748)
Current derivative financial instruments	1,917	(2,603)	8,317	(931)

(i)	Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 - the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 - the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
●	Level 3 - if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
(ii)	Valuation techniques used to determine fair value

All of the financial instruments detailed above are included in Level 2. Specific valuation techniques used to value financial instruments include:

●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value; and
●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value.

Notes to the consolidated financial statements (continued)

21	Cash and cash equivalents

	2024	2023
	£’000	£’000
Cash at bank and in hand	73,549	76,019

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 1 July 2022	164,745	53
Employee share-based compensation awards — issue of shares	97	—
At 30 June 2023	164,842	53
Trawlers Limited investment – issue of shares	6,061	2
Employee share-based compensation awards — issue of shares	98	—
At 30 June 2024	171,001	55

The Company has two classes of ordinary shares outstanding: Class A ordinary shares and Class B ordinary shares, each with a par value of $0.0005 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing, in the aggregate, at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions (which are required for certain important matters including mergers and changes to the Company’s governing documents), which require the affirmative vote of no less than two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. All shares issued by the Company are fully paid.

In connection with the Trawlers Transaction, the Company issued 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares to Trawlers for an aggregate subscription price of $200 million. In addition, Trawlers agreed to subscribe for an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on or prior to 31 December 2024 for an aggregate subscription price of $100 million.

As of 30 June 2024, the Company’s issued share capital comprised 56,699,344 (2023: 54,634,231) Class A ordinary shares and 114,301,320 (2023: 110,207,613) Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of shares
	(thousands)	£’000
At 30 June 2024 and 30 June 2023	(1,683)	(21,305)

Notes to the consolidated financial statements (continued)

24	Trade and other payables

	2024	2023
	£’000	£’000
Trade payables	341,288	302,708
Other payables	9,734	12,039
Accrued expenses	52,257	62,271
Social security and other taxes	21,645	20,595
	424,924	397,613
Less: non-current portion
Trade payables	175,835	160,649
Other payables	59	492
Non-current trade and other payables	175,894	161,141
Current trade and other payables	249,030	236,472

(i)	Accounting policy

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

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £331,418,000 (2023: £276,626,000) of which £175,835,000 (2023: £160,649,000) is due after more than one year. Of the amount due after more than one year, £106,636,000 (2023: £80,256,000) is expected to be paid between 1 and 2 years, and the balance of £69,199,000 (2023: £80,393,000) is expected to be paid between 2 and 5 years.

(iii)	Amounts included in accrued expenses

Accrued expenses include £1,095,000 (2023: £1,632,000) related to share-based payment transactions expected to be cash-settled.

(iv)	Fair value of trade payables

Gross contractual trade payables pre discounting as at 30 June 2024 were £362,230,000 (2023: £317,809,000). The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (continued)

25	Borrowings

	2024	2023
	£’000	£’000
Senior secured notes	334,538	332,112
Secured term loan facility	176,509	175,223
Revolving facilities	30,000	100,000
Accrued interest on senior secured notes and revolving facilities	5,574	5,961
	546,621	613,296
Less: non-current portion
Senior secured notes	334,538	332,112
Secured term loan facility	176,509	175,223
Non-current borrowings	511,047	507,335
Current borrowings	35,574	105,961

(i)	Secured borrowings and assets pledged as security

The senior secured notes of £334,538,000 (2023: £332,112,000) is stated net of unamortized issue costs amounting to £1,615,000 (2023: £2,113,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2023: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027.

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

The secured term loan facility of £176,509,000 (2023: £175,223,000) is stated net of unamortized issue costs amounting to £1,456,000 (2023: £1,720,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2023: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

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

The Group also has £30,000,000 (2023: £100,000,000) in outstanding loans and £270,000,000 (2023: £200,000,000) in borrowing capacity under our revolving facilities. Our initial revolving facility with Bank of America was extended on 28 June 2024 so that all facilities now terminate on 25 June 2027.

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

The Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants, including a financial maintenance covenant that requires the Group to maintain a consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, registrations, exceptional items, net finance costs and tax (“Consolidated Adjusted EBITDA”) of not less than £65 million for each 12 month testing period, as well as customary covenants, including (but not limited to) restrictions on incurring additional indebtedness; paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens.

(ii)Compliance with covenants

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2024 and 2023 reporting period.

26Provisions

	Other(1)	Tax(2)	Total
	£’000	£’000	£’000
At 1 July 2022	1,143	11,501	12,644
Charged to profit or loss:
Reassessment of provisions	(267)	264	(3)
Additional provisions recognized	—	298	298
At 30 June 2023	876	12,063	12,939
Charged to profit or loss:
Reassessment of provisions	(416)	(4,728)	(5,144)
At 30 June 2024	460	7,335	7,795
Less: non-current portion
Provisions	—	—	—
Current provisions	460	7,335	7,795

(1) Other provision

Other provision includes, amongst other items, make good provisions as the Group is required to restore the leased premises of its office spaces to their original condition at the end of the respective lease terms. A provision has been recognized based upon the estimated expenditure required to remove any leasehold improvements. The remaining term on such leased properties is between the balance sheet date and 9 years.

(2) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

Notes to the consolidated financial statements (continued)

27	Cash flow information

27.1 Cash generated from operations

		2024	2023	2022
	Note	£’000	£’000	£’000
Loss before income tax		(130,724)	(32,574)	(149,623)
Adjustments for:
Depreciation	13, 14, 15	16,526	13,848	14,314
Amortization	16	190,123	172,684	151,462
Profit on disposal of intangible assets	8	(37,422)	(20,424)	(21,935)
Net finance costs	9	61,371	21,394	62,239
Non-cash employee benefit expense - equity-settled share-based payments	28	875	1,753	198
Foreign exchange losses on operating activities		2,041	2,989	50
Reclassified from hedging reserve		—	267	(672)
Changes in working capital:
Inventories		(378)	(965)	(120)
Prepayments		(1,726)	(1,704)	(8,825)
Contract assets – accrued revenue		3,554	(7,093)	4,305
Trade receivables(1)		2,358	24,433	(520)
Other receivables		7,193	(8,359)	(1,109)
Contract liabilities – deferred revenue		27,692	(6,261)	41,618
Trade and other payables(1)		(18,904)	(31,139)	22,480
Provisions		(5,118)	8	7,842
Cash generated from operations		117,461	128,857	121,704
(1)	These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:
●	a increase in changes to trade receivables of £13,817,000 (2023: decrease of £1,064,000; 2022: increase of £7,673,000); and
●	an increase in changes to trade and other payables of £46,215,000 (2023: increase of £105,818,000; 2022: increase of £40,276,000).
27.2	Net debt reconciliation

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

Notes to the consolidated financial statements (continued)

27Cash flow information (continued)

27.2	Net debt reconciliation (continued)

The following tables provide an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current	Current	Cash and cash
	borrowings	borrowings	equivalents	Total
	£’000	£’000	£’000	£’000
Net debt at 1 July 2022	530,365	105,757	(121,223)	514,899
Cash flows	—	(30,464)	46,343	15,879
Other changes	(23,030)	30,668	(1,139)	6,499
Net debt at 30 June 2023	507,335	105,961	(76,019)	537,277
Cash flows	—	(109,378)	(698)	(110,076)
Other changes	3,712	38,991	3,168	45,871
Net debt at 30 June 2024	511,047	35,574	(73,549)	473,072

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

The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,674,534 remain available for issuance.

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

Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

	Number of Class A ordinary shares
	Gross award	Net settlement (post tax)
At 1 July 2023	382,079	203,478
Awarded	58,809	31,660
Vested	(184,297)	(98,214)
Forfeited	(38,951)	(20,645)
At 30 June 2024	217,640	116,279

The fair value of the shares awarded during the year was $15.92 (£12.59) (2023: $23.85 (£18.75)) per share. Awards made in the year ended 30 June 2024 were approved by the Remuneration Committee subsequent to the year-end date.

For the year ended 30 June 2024, the Group recognized total expenses related to share-based payments of £1,969,000 (2023: £3,385,000; 2022: £1,026,000). Shares vesting in the year are net settled, resulting in total expenses related to equity-settled share-based payment transactions of £875,000 (2023: £1,753,000; 2022: £198,000) and total expenses related to cash-settled share-based payment transactions of £1,094,000 (2023: £1,633,000; 2022: £828,000).

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

The last triennial actuarial valuation of the Scheme was carried out at 31 August 2023 where the total deficit on the ongoing valuation basis was £20.6 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

A charge of £870,000 (2023: £nil) has been made to the statement of profit or loss during the year ended 30 June 2024, representing the present value of additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme.

The Group currently pays total contributions of £616,000 per annum, including a 5% increase in September 2024 and this amount will increase by a further 5% from September 2025. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2026.

As of 30 June 2024, the present value of the Group’s outstanding contributions (i.e. its future liability) is £1,362,000 (2023: £1,058,000). Of this balance, £580,000 is expected to be settled within one year.

The funding objective of the Trustees of the Scheme is to have sufficient assets to meet the Technical Provisions of the Scheme. In order to remove the deficit revealed at the previous actuarial valuation (dated 31 August 2023), deficit contributions are payable by all participating clubs. Payments are made in accordance with a pension contribution schedule. As the Scheme is closed to accrual, there are no additional costs associated with the accruing of members’ future benefits. In the case of a club being relegated from the Football League and being unable to settle its debt then the remaining clubs may, in exceptional circumstances, have to share the deficit.

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

29.2 Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2024 amounted to £4,974,000 (2023: £4,480,000; 2022: £3,731,000). As at 30 June 2024, contributions of £714,000 (2023: £659,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)Market risk

(i)Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

●	Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2024 the Group recognized a total of €63.0 million of revenue denominated in Euros (2023: €32.9 million; 2022: €79.6 million). The Group ordinarily seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.
●	Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2024 the Group recognized a total of $93.7 million of revenue denominated in US dollars (2023: $98.0 million; 2022: $106.1 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see Note 30.2 below).
●	Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see Note 25). At 30 June 2024 the secured term loan facility and senior secured notes included principal amounts of $650.0 million (2023: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see Note 30.2 below). Interest is paid on these borrowings in US dollars. Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavorable impact that foreign exchange volatility may have on our cash flows.
●	Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.
●	Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2024				2023
	Average	Foreign	Notional	Fair	Average	Foreign	Notional	Fair
	exchange	currency	value	value	exchange	currency	value	value
	rate	€’000	£’000	£’000	rate	€’000	£’000	£’000
Buy Euro	1.104	(187,803)	(170,540)	(8,506)	1.149	(170,817)	(148,709)	(2,112)

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(i)Foreign exchange risk (continued)

The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts and the agreement with Trawlers for a further purchase of our Class A ordinary shares by 31 December 2024. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2024, the fair value of such derivatives was an asset of £2,297,000 and a liability of £nil (2023: asset of £11,258,000 and liability of £64,000).

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

The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2024		2023
	Euro	US Dollar	Euro	US Dollar
	£’000	£’000	£’000	£’000
Contract assets — accrued revenue	2,322	1,113	3,099	499
Trade receivables	18,992	4,208	8,801	3,730
Cash and cash equivalents	16,009	8,576	22,905	45,914
Derivative financial assets	—	2,297	—	11,258
Trade and other payables	(202,836)	(460)	(150,288)	(3,057)
Borrowings	—	(516,604)	—	(512,788)
Derivative financial liabilities	—	—	—	(64)
	(165,513)	(500,870)	(115,483)	(454,508)

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2024 was as follows:

●	if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £12.8 million higher (2023: £8.9 million higher).
●	if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £15.6 million lower (2023: £10.9 million lower).
●	if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £38.6 million higher (2023: £35.0 million higher).
●	if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £47.2 million lower (2023: £42.8 million lower).

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

In the past, the Group has managed its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. As of 30 June 2024, the Group does not have any interest rate swaps in place.

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

Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2024	2023
	£’000	£’000
Neither past due nor impaired	49,537	49,390
Past due, not impaired	15,392	4,080
Not past due, impaired	260	4,296
Past due, impaired	10,725	11,963
Gross trade receivables	75,914	69,729

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

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

b)Credit risk (continued)

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £64,929,000 (2023: £53,470,000), £59,845,000 (2023: £42,309,000) relates to amounts receivable from various other football clubs in relation to player trading.

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

The closing provision for impairment of trade receivables as of 30 June 2024 reconciles to the opening provision for impairment as follows:

	2024	2023
	£’000	£’000
Provision as of 1 July	16,259	12,240
Increase/(decrease) in provision recognized in profit or loss during the year	387	(72)
Unused amount reversed – cash received	(111)	(535)
Receivables written off during the year as uncollectible(1)	(12,228)	(127)
Receivables offset against contract liabilities - deferred revenue	6,665	4,724
Foreign exchange gains on retranslation recognized in profit or loss during the year	13	29
Provision as of 30 June	10,985	16,259
(1)	This balance includes receivables immediately written off as part of a contract variation signed with a commercial partner.

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

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2024, the Group held cash and cash equivalents of £73,549,000 (2023: £76,019,000).

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	225,657	113,748	81,937	—
Borrowings	57,665	27,665	567,432	—
Lease liabilities	1,619	1,277	2,930	6,698
	284,941	142,690	652,299	6,698
Non-trading derivative financial instruments(2):
Cash outflow	2,622	2,916	2,969	—
At 30 June 2024	287,563	145,606	655,268	6,698

Trade and other payables excluding social security and other taxes(1)	216,555	84,851	90,720	—
Borrowings	121,835	24,883	394,092	190,177
Lease liabilities	1,965	1,142	2,839	7,700
	340,355	110,876	487,651	197,877
Non-trading derivative financial instruments(2):
Cash outflow	847	531	865	—
Cash inflow	(4,172)	(18)	(113)	—
At 30 June 2023	337,030	111,389	488,403	197,877
(1)	Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.
(2)	Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2024 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance income/costs). The table below details the net borrowings being hedged at the reporting date:

	2024	2023
	$’000	$’000
USD borrowings	650,000	650,000
Hedged USD cash	(9,500)	(57,500)
Net USD debt	640,500	592,500
Hedged future USD revenues	(172,500)	(52,000)
Unhedged USD borrowings(1)	468,000	540,500
Closing exchange rate	1.2643	1.2716
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

Notes to the consolidated financial statements (continued)

30   Financial risk management (continued)

30.2 Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US
	dollar	Interest		Total,		Total,
	revenues	rate swap	Other	before tax	Tax	after tax
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2021	1,340	(5,121)	(77)	(3,858)	(6,578)	(10,436)
Exchange differences on hedged foreign exchange risks	(1,733)	—	300	(1,433)	—	(1,433)
Reclassified to profit or loss	(770)	—	(228)	(998)	—	(998)
Change in fair value	—	7,579	—	7,579	—	7,579
Tax relating to above	—	—	—	—	(1,287)	(1,287)
Movement recognized in other comprehensive income	(2,503)	7,579	72	5,148	(1,287)	3,861
Reclassified	—	—	7,525	7,525	—	7,525
Balance at 30 June 2022	(1,163)	2,458	7,520	8,815	(7,865)	950
Exchange differences on hedged foreign exchange risks	1,004	—	1,084	2,088	—	2,088
Reclassified to profit or loss	287	—	(20)	267	—	267
Change in fair value	—	1,715	—	1,715	—	1,715
Tax relating to above	—	—	—	—	(1,018)	(1,018)
Movement recognized in other comprehensive income	1,291	1,715	1,064	4,070	(1,018)	3,052
Balance at 30 June 2023	128	4,173	8,584	12,885	(8,883)	4,002
Exchange differences on hedged foreign exchange risks	(880)	—	(3,602)	(4,482)	—	(4,482)
Reclassified to profit or loss	332	—	1,654	1,986	—	1,986
Change in fair value	—	(4,173)	—	(4,173)	—	(4,173)
Tax relating to above	—	—	—	—	1,667	1,667
Movement recognized in other comprehensive income	(548)	(4,173)	(1,948)	(6,669)	1,667	(5,002)
Balance at 30 June 2024	(420)	—	6,636	6,216	(7,216)	(1,000)

Based on exchange rates existing as of 30 June 2024, a 10% appreciation of the UK pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of future US dollar revenues of approximately £12,409,000 (2023: credit of £3,717,000) before tax. Conversely, a 10% depreciation of the UK pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of US dollar future revenues of approximately £15,166,000 (2023: debit of £4,543,000) before tax.

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 June 2024	At 30 June 2023
	£’000	£’000
Cash flow hedge reserve	(1,882)	2,815
Cost of hedging reserve	882	1,187
Total hedging reserve	(1,000)	4,002

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

As of 30 June 2024, the Group had total borrowings of £546.6 million (2023: £613.3 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2024, the Group was in compliance with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

31	Contingent liabilities and contingent assets

31.1 Contingent liabilities

The Group had contingent liabilities at 30 June 2024 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £115,616,000 (2023: £133,142,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2023: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2023: no material impact). As of 30 June 2024, the maximum amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	56,881	32,197	89,078
International appearances	1,295	1,875	3,170
Awards and future transfers	23,368	—	23,368
	81,544	34,072	115,616

As of 30 June 2023, the potential amount payable by type of condition and category of player was:

	First team
	squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	71,998	17,359	89,357
International appearances	10,141	1,719	11,860
Awards	31,925	—	31,925
	114,064	19,078	133,142

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets (continued)

31.1 Contingent liabilities (continued)

(ii)	Tax matters

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

(i)Transfer fees

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2024, the amount of such receipt considered to be probable was £nil (2023: £nil).

32	Commitments

32.1 Capital commitments

As of 30 June 2024, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £1,992,000 (2023: £5,152,000) and to other intangible assets amounting to £nil (2023: £nil). These amounts are not recognized as liabilities.

32.2	Non-cancellable operating leases
(i)	The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2024	2023
	£’000	£’000
Within 1 year	1,476	1,656
Later than 1 year but not later than 5 years	3,764	4,131
Later than 5 years	10,160	10,337
	15,400	16,124

Notes to the consolidated financial statements (continued)

33	Events occurring after the reporting period

33.1 Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2024, for total proceeds, net of associated costs, of £55,586,000. The associated net book value was £16,091,000. Also subsequent to 30 June 2024, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £588,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2024, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £218,238,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2024, sell-on fees and contingent consideration totalling £50,000 became payable in respect of previous playing registration acquisitions.

33.2 Redundancy programme

In July 2024, the Group began a redundancy process aimed at reducing current employee levels by around 250 people. This process was substantially completed in September 2024 and associated costs of between £8.0 million and £10.0 million and will be recognized in the first half of fiscal year 2025.

33.3 Revolving facilities

On 29th July 2024, a drawdown on the Group’s revolving facilities was made. This comprised of a £100.0 million drawdown under our initial revolving facility with Bank of America, taking the total drawdown to £130.0 million from available facilities of £300.0 million.

33.4 Qualcomm front of shirt partnership extension

On 15 August 2024, the Group announced an extension to our front of shirt sponsorship agreement with Qualcomm Technologies, Inc. This extension will see Qualcomm’s Snapdragon® brand displayed on the front of the playing shirts of our Men’s and Women’s teams until June 2029, rather than the original term of June 2027.

34	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.10% of our issued and outstanding Class A ordinary shares and 72.31% of our issued and outstanding Class B ordinary shares, representing 69.14% of the voting power of our outstanding capital stock. Trawlers owns 27.64% of our issued and outstanding Class A ordinary shares and 27.69% of our issued and outstanding Class B ordinary shares, representing 27.68% of the voting power of our outstanding capital stock.

Notes to the consolidated financial statements (continued)

35	Subsidiaries

The Group’s subsidiaries at 30 June 2024 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

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

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2024 exceeded the 25% threshold.

As of 30 June 2024, the Group had total borrowings of £546.6 million (2023: £613.3 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2024, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

As of 30 June 2024, 2023 and 2022 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the year ended 30 June 2024, cash dividends equivalent to $nil (2023: $nil; 2022: $0.27) per share were declared and paid by the Company. The pounds sterling equivalents were £nil (2023: £nil; 2022: £0.21) per share.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2024	2023	2022
	£’000	£’000	£’000
Operating expenses	(10,866)	(13,788)	(4,325)
Exceptional items	(43,324)	—	—
Income from shares in group undertakings	—	—	33,553
Finance income	2,509	113	124
(Loss)/profit before income tax	(51,681)	(13,675)	29,352
Income tax expense	—	—	(1)
(Loss)/profit for the year	(51,681)	(13,675)	29,351

There were no items of other comprehensive loss or income in the years ended 30 June 2024, 2023 or 2022 and therefore no statement of comprehensive income/(loss) has been presented.

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed balance sheet of the Company

	As of 30 June
	2024	2023
	£’000	£’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Amounts owed by subsidiaries	136,547	—
Other receivables	91	90
Cash and cash equivalents	372	715
	137,010	805
Total assets	456,275	320,070

EQUITY AND LIABILITIES
Equity
Share capital	55	53
Share premium	227,361	68,822
Treasury shares	(21,305)	(21,305)
Retained earnings	195,382	246,187
	401,493	293,757
Current liabilities
Amounts owed to subsidiaries	46,930	21,677
Other payables	7,852	4,636
	54,782	26,313
Total equity and liabilities	456,275	320,070

Condensed statement of changes in equity of the Company

	Share	Share	Treasury	Retained
	capital	premium	shares	earnings	Total equity
	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2021	53	68,822	(21,305)	262,113	309,683
Profit for the year	—	—	—	29,351	29,351
Total comprehensive income for the year	—	—	—	29,351	29,351
Equity-settled share based payments	—	—	—	198	198
Dividends paid	—	—	—	(33,553)	(33,553)
Balance at 30 June 2022	53	68,822	(21,305)	258,109	305,679
Loss for the year	—	—	—	(13,675)	(13,675)
Total comprehensive income for the year	—	—	—	(13,675)	(13,675)
Equity-settled share based payments	—	—	—	1,753	1,753
Balance at 30 June 2023	53	68,822	(21,305)	246,187	293,757
Loss for the year	—	—	—	(51,681)	(51,681)
Total comprehensive loss for the year	—	—	—	(51,681)	(51,681)
Proceeds from issue of shares	2	158,539	—	—	158,541
Equity-settled share based payments	—	—	—	876	876
Balance at 30 June 2024	55	227,361	(21,305)	195,382	401,493

Notes to the consolidated financial statements (continued)

36Additional information - Financial Statement Schedule I (continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2024	2023	2022
	£’000	£’000	£’000
Cash flows from operating activities
(Loss)/profit before income tax	(51,681)	(13,675)	29,352
Adjustments for:
Non-cash employee benefit expense - equity-settled share-based payments	875	1,753	198
Foreign exchange losses/(gains) on operating activities	1	116	(35)
Changes in working capital:
Other receivables	(1)	957	150
Amounts owed by subsidiaries	(3,371)	—	—
Other payables	3,216	11,549	3,837
Amounts due to subsidiaries	25,253	—	—
Tax paid	—	—	(1)
Net cash (outflow)/inflow from operating activities	(25,708)	700	33,501
Cash flows from financing activities
Proceeds from issue of shares	158,541	—	—
Dividends paid	—	—	(33,553)
Net cash inflow/(outflow) from financing activities	158,541	—	(33,553)
Cash flows from investing activities
Loans advanced to subsidiaries	(133,175)	—	—
Net cash outflow from investing activities	(133,175)	—	—
Effect of exchange rate changes on cash and cash equivalents	(1)	(116)	35
Net (decrease)/increase in cash and cash equivalents	(343)	584	(17)
Cash and cash equivalents at beginning of year	715	131	148
Cash and cash equivalents at end of year	372	715	131

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2024	2023	2022
	£’000	£’000	£’000
IFRS (loss)/profit reconciliation:
Parent only — IFRS (loss)/profit for the year	(51,681)	(13,675)	29,351
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(61,478)	(15,003)	(144,861)
Consolidated IFRS loss for the year	(113,159)	(28,678)	(115,510)

IFRS equity reconciliation:
Parent only — IFRS equity	401,493	293,757	305,679
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(256,603)	(189,807)	(178,171)
Consolidated — IFRS equity	144,890	103,950	127,508

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 13 September 2024	By:	/s/ Omar Berrada
	Name:	Omar Berrada
	Title:	Chief Executive Officer