Form 20-F
period 2025-06-30
Manchester United plc
filed 2025-09-18
CIK 1549107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ________________

For the transition period from __________ to ___________

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

56,080,686 Class A ordinary shares

116,348,173 Class B ordinary shares

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

Trawlers Transaction

As previously announced, on 24 December 2023, we entered into a transaction agreement with Trawlers Limited (“Trawlers”), an entity solely owned by James A. Ratcliffe (together with Trawlers, the “Offerors”), and the holders of our Class B ordinary shares identified therein (the “Sellers”). Pursuant to the transaction agreement, and upon the terms and subject to the conditions thereof, the Offerors commenced a tender offer (the “Offer”) to purchase up to 13,237,834 of our Class A ordinary shares, at a price of $33.00 per share (the “Offer Price”). Pursuant to the transaction agreement, Trawlers also agreed to (i) purchase 25.0% of our issued and outstanding Class B ordinary shares from the Sellers at the Offer Price (the “Seller Shares”), and (ii) subscribe for (a) an additional 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares, at the Offer Price, for an aggregate subscription price of $200 million, on the business day immediately following the expiration time of the Offer (the “Closing”) (the “Closing Subscription Shares”), and (b) an additional 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares (the “Subsequent Subscription Shares”), at the Offer Price, for an aggregate subscription price of $100 million, on or prior to 31 December 2024 (the “Subsequent Subscription”).

On 20 February 2024, Trawlers accepted for payment the full number of Class A ordinary shares subject to the Offer and completed the purchase of the Seller Shares and the Closing Subscription Shares.

In this Annual Report, we refer to the transaction agreement described above as the “Trawlers Transaction Agreement,” and the foregoing transactions, together with the Assignment (as defined below), as applicable, collectively as the “Trawlers Transaction.”

On 18 December 2024, Trawlers entered into a certain assignment and assumption agreement (the “Assignment Agreement”) with INEOS Limited (“INEOS”), a company limited by shares incorporated under the laws of the Isle of Man. Pursuant to the Assignment Agreement, Trawlers assigned (the “Assignment”) all its rights and obligations under the Trawlers Transaction Agreement, Governance Agreement and Registration Rights Agreement (as defined below) including the obligation to make the Subsequent Subscription, to INEOS. Subsequently on 18 December 2024, INEOS pursuant to its rights under the Assignment Agreement to the Subsequent Subscription, subscribed for 983,449.531 Class A ordinary shares and 2,046,853.499 Class B ordinary shares for an aggregate subscription price of $100 million. Additionally, on 18 December 2024, Trawlers transferred its ordinary shares to INEOS for consideration of $1,546,061,321 (the “Transfer”). As a result of the Transfer, Trawlers ceased to be the record and beneficial owner of the shares and INEOS became the sole record and beneficial owner of the Class A ordinary shares. INEOS is co-owned by Chairman James A. Ratcliffe, Andrew Currie and John Reece.

ii

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this Annual Report, may adversely affect our results as indicated in forward-looking statements. You should read this Annual Report completely and with the understanding that our actual future results may be materially different and worse from what we expect.

All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our business strategy and plans and anticipated financial and operational performance. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” “target,” “will” and similar words are intended to identify estimates and forward-looking statements, though not all forward-looking statements use these words or expressions.

Our estimates and forward-looking statements may be adversely impacted by various factors, including, without limitation, those described under the sections of this Annual Report entitled “Risk Factor Summary” and “Item 3. Key Information — D. Risk Factors.” Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

iii

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in “Item 3. Key Information — D. Risk Factors.” included elsewhere in this Annual Report. You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	We are dependent upon the performance and popularity of our first teams.
●	If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.
●	Our ability to attract and retain key personnel, including players;
●	It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.
●	European competitions cannot be relied upon as a source of income.
●	Our business depends in part on relationships with certain third parties.
●	We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.
●	Matchday revenue from our supporters is a significant portion of overall revenue.
●	The markets in which we operate are highly competitive, within the United Kingdom, Europe and internationally, and increased competition could cause our profitability to decline.
●	A cyber-attack on, or disruption to, our IT Systems (as defined below) or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.
●	We are subject to special rules and regulations regarding insolvency and bankruptcy.
●	Premier League voting rules may allow other clubs to take action contrary to our interests.
●	Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.
●	Inability to renew our insurance policies could expose us to significant losses.
●	Fluctuations in exchange rates have in the past and may in the future adversely affect our results of operations.
●	Piracy and illegal live streaming may adversely affect our Broadcasting revenue.
●	We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States, United Kingdom or in other jurisdictions could have an adverse effect on us.
●	We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.
●	Business interruptions due to natural disasters, terrorist incidents and other events, such as a pandemic, epidemic or outbreak of an infectious disease, have adversely affected, and could in the future adversely affect us, and Old Trafford.
●	We are subject to risks relating to weather and climate change.
●	If we fail to properly manage our operational needs, our business could suffer.
●	Non-compliance with health and safety legislation could lead to physical harm.
●	An economic downturn or other adverse economic conditions may harm our business.
●	An increase in the relative size of salaries or transfer costs could adversely affect our business.
●	UEFA, Premier League and FIFA (as defined below) regulations could negatively affect our business.
●	We could be negatively affected by current and future Premier League, FA (as defined below), UEFA, FIFA or other regulations.
●	Our indebtedness could adversely affect our financial health and competitive position.
●	To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.
●	Our indebtedness may restrict our ability to pursue our business strategies.
●	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

●	Because of their increased voting rights, and the terms of the Governance Agreement, the holders of our Class B ordinary shares will be able to exert control over us and our significant corporate decisions.
●	As a foreign private issuer within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards and shareholder approval requirements. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
●	The obligations associated with being a public company require significant resources and management attention.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
●	The price of our Class A ordinary shares might fluctuate significantly, and you could lose all or part of your investment.
●	Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.
●	The rules of the Premier League, UEFA and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.
●	We report as a US domestic corporation for US federal corporate income tax purposes.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.
●	It may be difficult to enforce a US judgment against us, our directors and officers and certain experts named in this Annual Report outside the United States, or to assert US securities law claims outside of the United States.

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

Risks Related to Our Business

We are dependent upon the performance and popularity of our first teams.

Our revenue streams are driven by the performance and popularity of our first teams. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our men’s first team’s participation and performance in these competitions. Our men’s and women’s first team’s performance can affect all four of our revenue streams:

●	Sponsorship revenue through sponsorship relationships;
●	Retail, merchandising, apparel & product licensing revenue through product sales;
●	Broadcasting revenue through the frequency of appearances, performance based share of league broadcasting revenue, Champions League/Europa League/Conference League distributions and MUTV distribution through linear and digital platforms; and
●	Matchday revenue through ticket sales and concessions.

Our men’s first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League has adversely affected, and could in the future adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men’s first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League, the Europa League or the Conference League. For example, due to performance during the 2024/25 season, our men’s first team will not participate in any European competitions in the 2025/26 season.

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

The success of our business depends on the value and strength of our brand and reputation. Our brand and reputation are also integral to the implementation of our strategies for expanding our follower base, sponsors and commercial partners. To be successful in the future we believe we must preserve, grow and leverage the value of our brand across all of our revenue streams. For instance, we have in the past experienced, and we expect that in the future we will continue to receive, a high degree of media coverage. Unfavorable publicity regarding our men’s first team’s performance in league and cup competitions or their behavior off the field, our ability to attract and retain certain players and coaching staff or actions by or changes in our ownership, could negatively affect our brand and reputation. Failure to respond effectively to negative publicity could also further erode our brand and reputation. In addition, events in the football industry, even if unrelated to us, may negatively affect our brand or reputation. As a result, the size, engagement and loyalty of our follower base and the demand for our products may decline. Damage to our brand or reputation or loss of our followers’ commitment for any of these reasons could impair our ability to expand our follower base, sponsors and commercial partners or our ability to sell significant quantities of our products, which would result in decreased revenue across our revenue streams and have a material adverse effect on our business, results of operations, financial condition and cash flow, as well as require us to expend additional resources to rebuild our brand and reputation.

Further, maintaining and enhancing our brand and reputation relies on successful implantation of our digital media strategy, aimed at retaining engagement with our current follower base and attracting new fans and followers through the digital platforms we use and content we create. If our digital media strategy is not successfully implemented, this could affect our overall business, financial condition, results of operations and future prospects.

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

Our Commercial revenue for each of the years ended 30 June 2025, 2024 and 2023 represented 50.0%, 45.8% and 46.7% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, in the past we have not, and in the future we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including sportswear, digital telecommunications, betting, soft drinks, air travel and digital platform development, which typically have contract terms of two to five years.

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

For each of the years ended 30 June 2025, 2024 and 2023, 78.7%, 72.9% and 83.4% of our Broadcasting revenue, respectively, was generated from the media rights for matches played in the Premier League, the FA Cup and the EFL cup, and 18.0%, 24.3% and 13.7% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA competitions. Contracts for these media rights and certain other revenues for those competitions (both domestically and internationally) are negotiated collectively by the Premier League, The FA, the EFL and UEFA respectively. We are not a party to the contracts negotiated by these third parties. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

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

Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the group stage of the Champions League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue related to European competitions was £43.7 million, £53.8 million and £37.5 million for each of the years ended 30 June 2025, 2024 and 2023, respectively. As a result of our men’s first team performance during the 2024/25 season, our men’s first team will not participate in any European competitions in 2025/26.

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

The current format of the Champions League, which was adopted for the first time in the 2024/25 season, is structured so that the top four clubs from the four top-ranked UEFA national associations (of which England is currently one) qualify automatically for the league stage of the Champions League. An additional two places are awarded to the associations with the best collective performance by their clubs in the previous season, which is based on the total number of club coefficient points obtained by each club from an association divided by the number of participating clubs from that association. For the 2025/26 season, one of these places was awarded to the English Football Association. With respect to the financial distribution methodology, there is a three pillar system being starting fee, performance fees and a value pillar, the latter being a combination of the previously defined market pool and individual club coefficient pillars. The value pillar is split between the European part which is based on each country’s domestic broadcaster’s contribution to the overall media revenue of that cycle, and the non-European part which is based on each club’s coefficient ranking over the previous 10 seasons. The European part is 75% of the total value pillar, while the non-European part is 25%.

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

Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition has affected and could continue to negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. On 21 July 2023, we signed an extension to our agreement with adidas under which a £10 million deduction from the minimum annual guarantee is made for each season of non-Champions League qualification from 2025/26 to 2034/35, as is the case for the 2025/26 season. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2024/25, 2023/24 and 2022/23 seasons, we played 30, 25 and 33 home matches respectively and our Matchday revenue was £160.3 million, £137.1 million and £136.4 million for the years ended 30 June 2025, 2024 and 2023, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance has in the past, in connection with the COVID-19 pandemic, and could in the future have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, within the United Kingdom, Europe and internationally, and increased competition could cause our profitability to decline.

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

As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT Systems or other third-party systems utilized in our operations. In the past, we have experienced cyber-attacks and other security incidents of varying degrees from time to time. Our controls and other preventative actions we have undertaken to strengthen our IT Systems may not prevent against such attacks and we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following any past or future attacks will be successful. Further, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented or complied with. A cyber-attack could disable the IT Systems we use or depend on to operate our business and give rise to the loss of significant amounts of Confidential Information, potentially subjecting us to criminal or civil sanctions or other liability. See “We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT Systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Further, any incident could result in significant incident response, system restoration or remediation and future compliance costs. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we, or third-party providers on which we rely, currently have in place or that may be implemented in the future will be successful in preventing or mitigating the harm from such attacks.

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

We insure against the accidental death (including death by natural causes) or permanent disablement (resulting in an inability to continue their playing career with Manchester United and/or any other club in one of the top five European leagues) of certain members of our men’s first team, although typically not at such player’s full market value. Such insurance also excludes incidents which occur while playing matches or training. We also have catastrophe coverage in the event of an incident (such as travel or terrorist related incidents) that results in the accidental death or permanent disablement of multiple members of our men’s first team playing squad. We also carry non-player related insurance typical for our business (including combined liability, property damage, business interruption, terrorism, cyber and directors and officers insurance). When any of our insurance policies expire, it may not be possible to renew them on the same terms, or at all. In such circumstances, some of our business activities and/or assets may be uninsured. If any of these uninsured business activities or assets were to suffer damage, we could suffer a financial loss. Our most valuable tangible asset is the Old Trafford stadium. An inability to renew insurance policies covering our players, Old Trafford, the Carrington training ground (“Carrington”) or other valuable assets could expose us to significant losses.

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

Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. We incurred foreign exchange gains in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £22.9 million in the year ended 30 June 2025, as well as £22.4 million in the year ended 30 June 2023. In the year ended 30 June 2024, we recorded a loss of £2.8 million. For the years ended 30 June 2025, 2024 and 2023 approximately 4.7%, 8.1% and 4.4% of our total revenue was generated in Euros, respectively, and approximately 12.1%, 11.2% and 12.5% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

Failure to adequately protect our intellectual property and to curb the sale of counterfeit merchandise could affect our brand.

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

We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with a variety of data protection and privacy laws globally, including in the United Kingdom and, in certain situations, other jurisdictions where we operate or where our followers reside. These laws require us to adhere to certain disclosure restrictions and deletion obligations with respect to the personal data, and allow for penalties for violations and, in some cases, a private right of action. These laws also impose transparency and other obligations with respect to personal data and provide individuals certain rights with respect to their personal data. The United Kingdom’s data protection regime imposes stringent operational requirements for controllers of personal data, including, for example, higher standards for obtaining consent from individuals to process their personal data (including, in certain circumstances for marketing and other follower engagement), more robust disclosures to individuals and a strengthened individual data rights regime, shortened timelines for data breach notifications, limitations on retention of information, additional obligations when we contract third-party processors in connection with the processing of personal data, and certain restrictions when transferring personal data outside of the UK. The EEA General Data Protection Regulation imposes similarly onerous obligations for our operations in the EEA. In relation to cross-border transfers, case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis. In relation to data transfers from the EEA to the US, the EU-US Data Privacy Framework (“DPF”) was approved by the European Commission in July 2023 as an effective EU GDPR data transfer mechanism to U.S. entities self-certified under the DPF. The UK Extension to the DPF followed in October 2023, as an effective UK GDPR data transfer mechanism to US entities self-certified under the UK Extension to the DPF.

As the regulatory guidance and enforcement landscape in relation to data transfers continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms or take additional compliance and operational measures; and/or it could affect the manner in which we provide our services and could adversely affect our business, operations and financial condition. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third-party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data under multiple legal regimes and/or fines of up to L17.5 million (in the UK)/20 million Euros (in the EU) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher (we may be fined under the UK and EU regimes independently in respect of the same breach). In addition to statutory enforcement and other administrative penalties, a personal data breach can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.

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

For each of the years ended 30 June 2025, 2024 and 2023, Broadcasting revenue constituted 25.9%, 33.5% and 32.2%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google and YouTube for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled, there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Changes in consumer viewing habits and the emergence of new content distribution platforms could adversely affect our business.

The manner in which consumers view televised sporting events continues to change rapidly with the emergence of alternative distribution platforms and content providers are continuing to improve technologies, content offerings, user interface, and software. Such developments may impact the profitability or effectiveness of our existing media contracts and strategy, including our television channel, MUTV. If we are unsuccessful in adapting our licensing practices and/or media platforms as consumer viewing habits change, our viewership levels (whether on traditional or new platforms), our Broadcasting revenue and/or the value of our advertising and sponsorship contracts may decrease, which could have a material adverse effect our business, results of operations and financial condition.

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

In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US, UK or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow. For example, on July 4, 2025, President Trump signed into law H.R.1, also known as the “One Big Beautiful Bill Act” (OBBBA), which introduced certain business provisions that are expected to impact the Company’s US tax profile. These changes could impact our tax liabilities and related potential cash taxes among other impacts. The Internal Revenue Service or other authorities may also issue regulations or other guidance in the future that could modify how these taxes will be applied. In addition, other changes to the US federal tax law have also been proposed from time to time; however, it is not yet clear if or what additional changes will be made or when, or what impact any such changes will have on us.

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

Fluctuations in the needs of our commercial operations may place a significant strain on our management and on our operational and financial resources and systems. To manage these changes effectively, we need to maintain a system of management controls and attract and retain qualified personnel, as well as develop, train and manage management-level and other employees. Failure to manage our operational needs effectively could cause us to over-invest or under-invest in infrastructure, and result in losses or weaknesses in our infrastructure, which could have a material adverse effect on our business, results of operations, financial condition and cash flow. Any failure by us to manage our operational needs effectively could have a negative effect on our ability to achieve our business goals and strategies.

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

We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations cash outflow over the last five years has been £135.8 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

UEFA, Premier League and FIFA regulations could negatively affect our business.

As the primary governing body of European football, UEFA continually evaluates the dynamics in the football industry and considers changes to the regulatory framework governing European football clubs. Clubs participating in UEFA club competitions are subject to the UEFA Club Licensing and Financial Sustainability Regulations (“FSR”). Breaches in the rules may result in, among other things, fines, withholding of prize money, bans on registering new players for UEFA club competitions and ultimately disqualification from UEFA club competitions. Amongst other things, these rules are intended to discourage clubs from continually operating at a loss and to ensure that clubs settle their football, staff and tax creditors on time.

Previously governed by Financial Fair Play (“FFP”), clubs are now subject to the FSR, effective from 1 July 2022. The FSR retains the “break-even” rule but increases the allowable loss limit to €60 million over three years (based on certain criteria being achieved, including positive equity and/or owner contribution), or up to €90 million if certain good financial health criteria are met.

A key addition is the squad cost rule, which limits spending on player and coach wages, transfers, and agent fees to 70% of club revenues in a calendar year.

Revenue includes operating revenue and an average of the previous 36 months of player trading result. This followed a gradual phase-in: 90% in calendar year 2023, 80% in calendar year 2024, and 70% from calendar year 2025 onwards.

The FSR has an additional positive net equity test as of the 31 December each year preceding each deadline. For those clubs with negative equity, an improvement of 10% must be shown year-on-year.

Finally, the FSR includes increased overdue payables reporting under which clubs must have no overdue payables in respect of other football clubs, social & tax authorities and employees. Overdue payables reporting was previously required three times a year but can now be tested on up to four occasions.

The Premier League also operates under regulations that aim to promote sustainability through profitability. The Premier League Profitability and Sustainability Rules contain a break-even test, similar to that in UEFA’s regulations but with an increased allowable loss limit of £15 million, or up to £105 million dependent on the ability of the club to meet its’ liabilities. Our most recent submission was based on the fiscal years ended 30 June 2024, 2023 and 2022 and was compliant. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations.

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

We could be negatively affected by future changes to Premier League, FA, UEFA, FIFA or other regulations.

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

Changes in the wider regulatory framework for English football could impact our business. In July 2024, the newly elected Labour government reintroduced the Football Governance bill which had previously failed to pass through parliament in March 2024. The bill received Royal Assent in July 2025 and grants powers to a body that is independent from government and football authorities to oversee clubs in England’s top five tiers, with the aim of strengthening the governance and financial resilience of football clubs and the between clubs and their fans.

The Club may not always be successful in its engagement with the Independent Regulator and its creation could result in new restrictions and requirements for our business. These could include cost controls, minimum governance standards and revised tests for owners and directors.

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

As of 30 June 2025, we had total indebtedness of £637.0 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. It could also have negative effects on our business. For example, it could:

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

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.04% of our issued and outstanding Class A ordinary shares and 71.04% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding shares. INEOS Limited owns 28.87% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the affirmative vote of no less than two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B ordinary shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B ordinary shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B ordinary shares may harm the value of our Class A ordinary shares, among other things:

●	delaying, deferring or preventing a change in control of our Company;
●	impeding a merger, consolidation, takeover or other business combination involving our Company; or
●	causing us to enter into transactions or agreements that are not in the best interests of all shareholders.

In addition, pursuant to the terms of the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”), for so long as at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding are held by either the Glazer Parties or the Trawlers (later INEOS) Parties (each as defined therein), in their capacity as the Minority Holder under the Governance Agreement, we agreed that we will refrain from taking and cause each of our subsidiaries to refrain from taking, and each of the Glazer Parties and the Trawlers (later INEOS) Parties agreed that they will refrain from, and will procure that the respective directors appointed by them (subject to any fiduciary duty obligations under applicable law) cause us and each of our subsidiaries to refrain from, taking certain actions or entering into any agreement, arrangement or understanding to take certain actions, without the approval of such Minority Holder, including:

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

As a public company in the United States, we incur legal, accounting and other expenses that we did not previously incur as a private company. We are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the listing requirements of the New York Stock Exchange and other applicable securities rules and regulations. Compliance with these rules and regulations increases our legal and financial compliance costs, makes some activities more difficult, time-consuming or costly and increases demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal control over financial reporting and requires our independent registered public accounting firm to attest to the effectiveness of such internal control. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may decline to attest to our management’s assessment or may issue a report that is qualified if it is not satisfied with our internal controls or the level at which such controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to generate revenue, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2025.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are US citizens or residents or if we otherwise failed to meet applicable requirements necessary to maintain our foreign private issuer status. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on US domestic issuer forms with the US Securities and Exchange Commission (the “SEC”), which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers.

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

Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 1 September 2025, we had 56,080,686 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

All of our Class A ordinary shares outstanding as of the date of this Annual Report may be sold in the public market by existing shareholders, subject to applicable Rule 144 volume limitations and other limitations imposed under federal securities laws and, in the case of the Class A ordinary shares held by INEOS, its permitted holders and transferees and certain related parties thereof, additional limitations contained in the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”).

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

No dividend was paid for fiscal year 2025. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facilities, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, the approval of such Minority Holder will be required in order for us to pay, make or declare any dividend or other distribution (x) in respect of our Class B ordinary shares prior to 20 February 2027, or (y) on any basis other than pro rata to the number of ordinary shares issued and outstanding (except for, prior to 20 February 2027, any dividend or other distribution in respect of the Class A ordinary shares only). Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

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

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may apply to certain payments, including US source dividends paid to “foreign financial institutions” (as defined under FATCA) and certain other non-US entities, unless these institutions or entities comply with the FACTA requirements. As we report as a US domestic corporation for all purposes of the Code, dividends from our Class A ordinary shares paid to foreign financial institutions or other non-US entity may be subject to withholding under FATCA. Proposed regulations have eliminated FATCA withholding on gross proceeds from the sale or other disposition of stock on or after 1 January 2019. Taxpayers may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

If securities or industry analysts do not publish research or reports or publish unfavorable or inaccurate research about our business, our stock price and trading volume could decline.

The trading market for our Class A ordinary shares depends in part on the research and reports that securities or industry analysts publish about us, our business or our industry. If one or more of the analysts who covers us downgrades our stock, our share price will likely decline. If one or more of these analysts ceases to cover us, fails to publish regular reports on us, or fails to report accurately on us, interest in the purchase of our Class A ordinary shares could decrease, which could cause our stock price or trading volume to decline.

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

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchdays. We attract leading global companies such as adidas and Qualcomm that want access and exposure to our community of followers and association with our brand.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment – the operation of professional sports teams. However, we review our revenue through three principal sectors – Commercial, Broadcasting and Matchday.

●	Commercial: Within the Commercial revenue sector, we commercialize our global brand via two revenue streams: Sponsorship and Retail, Merchandising, Apparel & Product Licensing.
●	Sponsorship: We commercialize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. Our sponsorship revenue was £188.4 million, £177.8 million and £189.5 million, for each of the years ended 30 June 2025, 2024 and 2023, respectively.
●	Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to home accessories, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £144.9 million, £125.1 million and £113.4 million for each of the years ended 30 June 2025, 2024 and 2023, respectively.

Our Commercial revenue was £333.3 million, £302.9 million and £302.9 million for each of the years ended 30 June 2025, 2024 and 2023, respectively.

●	Broadcasting: We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our global television channel, MUTV, delivers Manchester United programming to territories around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £172.9 million, £221.8 million and £209.1 million for each of the years ended 30 June 2025, 2024 and 2023, respectively.
●	Matchday: We believe Old Trafford is one of the world’s iconic sports venues. It seats 74,233 inclusive of accessible platforms accommodating 556 disabled supporters, and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 27 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £160.3 million, £137.1 million and £136.4 million for each of the years ended 30 June 2025, 2024 and 2023, respectively.

Total revenue for the years ended 30 June 2025, 2024 and 2023 was £666.5 million, £661.8 million and £648.4 million, respectively.

Customers

See “Item 3.D. Risk Factors — Risks Related to Our Business — We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, who represented 21.2%, 24.3% and 27.5% of our total revenue in each of the years ended 30 June 2025, 2024 and 2023, respectively. Our second largest customer was adidas, who represented 13.2%, 13.6% and 11.7% of our total revenue in each of the years ended 30 June 2025, 2024 and 2023.

Our Revenue Sectors in Detail

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

Sponsorship development and strategy

We pursue our sponsorship deals through an established infrastructure for commercial activities and focus on developing commercial opportunities and sourcing new sponsors by identifying potential sponsors that we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we generate significant revenue and leverage our sponsors’ co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product categorized approach to selling our sponsorship rights, offering exclusivity within particular industries and geographies.

We believe that certain key sectors play an active role in sports sponsorship. We have sponsors in a number of these sectors and we believe that there is significant potential to expand this platform by selectively targeting companies within the remaining sectors and by growing revenue in existing sectors through additional sponsorship arrangements. High growth markets such as the United States of America and Asia, which we expect to be a key focus for many of our prospective sponsors, are an important element of our sponsorship efforts.

Our sponsors

The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreement with adidas.

The table below highlights some of our global and regional sponsors as of 15 August 2025:

Sponsor	Type of sponsorship	Product category
Apollo Tyres	Global sponsor	Tyres
Betfred	Global sponsor	Betting
Canon Medical Systems	Global sponsor	Medical scanners
Concha y Toro	Global sponsor	Wine
DHL	Global sponsor	Logistics
Doo Group	Global sponsor	Online financial trading
DXC	Global sponsor (sleeve)	Digital platform development
Estée Lauder	Global sponsor	Skincare
Extreme Networks	Global sponsor	Wi-Fi
Malta Tourism	Global sponsor	Destination partner
Konami	Global sponsor	Football computer games
Malaysia Airlines	Global sponsor	Airline
Mlily	Global sponsor	Mattresses and pillows
Mondelez	Global sponsor	Confectionary, sweet biscuits, cakes and savory crackers
Parimatch	Global sponsor	Betting
Paul Smith	Global sponsor	Fashion and formal wear
Qualcomm (Snapdragon)	Global sponsor (shirt)	Technology
Sokin	Global sponsor	Payment solutions
Spectrum (Remington)	Global sponsor	Electronic grooming
TeamViewer	Global sponsor	Remote connectivity software
Tiger Beer	Global sponsor	Beer
Wow Hydrate	Global sponsor	Hydration
Coca-Cola	Regional sponsor	Soft drinks
Hong Kong Jockey Club	Regional sponsor	Racecourses and private members’ clubs
SportsBreaks.com	Regional sponsor	Travel
CB Bank (Myanmar)	Regional sponsor	Financial services
Emirates NBD (UAE)	Regional sponsor	Financial services
ICICI (India)	Regional sponsor	Financial services
Invex (Mexico)	Regional sponsor	Financial services
Maybank (Malaysia)	Regional sponsor	Financial services
Virgin Money (UK)	Regional sponsor	Financial services

Exhibition games and promotional tours

We conduct exhibition games and promotional tours on a global basis. Our promotional tours enable us to engage with our followers, support the marketing objectives of our sponsors and extend the reach of our brand in strategic markets. The tour matches are broadcast and/or streamed live to subscribers of MUTV. These promotional tours are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over recent years we have taken part in numerous matches across Asia, the United States of America and Scandinavia.

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

Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring Manchester United brands as well as other licensed products. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners’ wholesale distribution channels.

At the start of the 2023/24 season, we signed a 10-year extension to our agreement with adidas which began on 1 August 2015 and now terminates on 30 June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase dependent on performance in league, domestic and continental competitions, with the maximum possible increase being £4.4 million per annum. The extended contract includes a clause stating that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season.

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

E-commerce

In October 2024, we launched our new in-house e-commerce platform, in partnership with SCAYLE, aimed at revamping the consumer experience and delivering a best-in-class user experience to our fans. The in-house direct-to-consumer platform provides us with greater control over our branding and merchandise and enhances our ability to further leverage the strength of our global brand.

Broadcasting

Central Media

The Premier League and UEFA negotiate their own media rights contracts independently of the participating clubs. In respect of the Premier League, media agreements are typically three or four years in duration and revenue for each season is typically shared between the clubs that are to be in the Premier League for that season and a part-share for the clubs that were relegated from the Premier League in the previous three seasons. After certain deductions approved by the Premier League (for example, donations to “grass roots” football development), the income from the sale of the domestic broadcasting rights is allocated to the current and relegated clubs according to a formula based on, among other things, finishing position in the league and the number of live television appearances. Premier League domestic broadcasting rights entered into a new cycle from the 2025/26 season for a four-year period, increasing the amounts allocated to each club, representing the largest sports media rights deal ever completed in the UK.

In the Champions League, Europa League and Conference League, media agreements are typically three years in duration and are collectively negotiated and entered into by UEFA on behalf of the participating clubs. Each club receives a fixed amount for qualifying for the league stage plus bonuses based on performance. Further fixed amounts are received for participation in the knock-out rounds; knockout play off, round of 16, quarter-final, and semi-final. The runner-up and winner of the competition also earn additional amounts.

For the current 3-year agreement (which commenced in the 2024/25 season) amounts are distributed to each club as follows:

	Champions League	Europa League	Conference League
	(“UCL”)	(“UEL”)	(“CL”)
	€’million	€’million	€’million
Bonus for league stage participation	€18.61	€4.31	€3.17
Bonus for each league stage win (maximum 8 in UCL and UEL, maximum 6 in UECL)	€2.10	€0.45	€0.40
Bonus for each league stage draw(1)	€0.70	€0.15	€0.13
Bonus share for each position in league stage (maximum 36 i.e. 1st place receives 36 shares)	€0.29	€0.08	€0.03
Bonus for finishing in places 1 to 8	€2.00	€0.60	€0.40
Bonus for finishing in places 9 to 16	€1.00	€0.30	€0.20
Bonus for knockout round play offs participation	€1.00	€0.30	€0.20
Bonus for round of 16 participation	€11.00	€1.75	€0.80
Bonus for quarter-final participation	€12.50	€2.50	€1.30
Bonus for semi-final participation	€15.00	€4.20	€2.50
Runner-up bonus	€18.50	€7.00	€4.00
Winner bonus	€25.00	€13.00	€7.00
Maximum total of the above	€111.35	€32.84	€18.65
(1)	In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

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

In addition to the starting fee and performance fee, the 2024/25 competitions saw the introduction of a new Value pillar for the first time. The amounts to be distributed through the value pillar are €853 million for the Champions League, €198 million for the Europa League and €57 million for the Conference League. The value pillar comprises two parts and is calculated as follows:

European part

The participating clubs’ countries are ranked based on their domestic broadcasters’ contribution to the overall media revenue for the whole cycle in that competition. In the individual ranking, the clubs occupy the positions guaranteed by their country ranking. For example, if the country ranked number 1 in the media market value ranking has four clubs in the competition, the clubs of that country will be ranked from 1 to 4 in the club market value ranking. The positions of these four clubs from 1 to 4 will be based on their participation in UEFA club competitions over the previous five seasons. If the country ranked number 2 in the UCL media market ranking has three clubs in the competition, that country’s clubs will be ranked from 5 to 7 in the club market value ranking, and so on. The same procedure will apply to all countries and their clubs down to position 36. A separate participating clubs ranking from 1 to 36 is drawn up on the basis of the five-year UEFA coefficient ranking applicable at the start of the season. The overall ranking of the European part is determined by the average number of ranking points totaled by each club in the two rankings (the lower the points, the higher the rank). For example, the club 4th in the club market value ranking and 6th in the club coefficient ranking would have an average of five points in the cumulative ranking and will be ranked accordingly. The total amount available for the European part of the value pillar is divided into 666 shares (1+2+3+…+35+36). The lowest-ranked team receives one share (e.g. €960k if the European part is 75%). One share is added to every rank, with the highest-ranked team receiving 36 shares.

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

MUTV

MUTV is our wholly owned global television channel and is broadcast in numerous countries. MUTV broadcasts a wide variety of content which is compelling to our global community of followers, including live first team football from our Men’s and Women’s pre-season fixtures, club news, game highlights, and exclusive “behind the scenes” coverage of our club. Depending on the market, we may offer MUTV as a single product to television distributors for distribution to our fans on a linear television basis or directly to our fans on a D2C basis which allows them to subscribe directly to the club. MUTV is currently available in over 200 markets globally.

Matchday

Our stadium, which we fully own, is called Old Trafford.We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,233. The stadium has approximately 10,000 executive club seats, including 122 luxury boxes, 7 hospitality lounges, 24 restaurants and 4 sports bars.

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

Other Matchday revenue includes match day catering, event parking, program sales as well as membership, Manchester United Museum revenue and a share of the ticket revenue from away matches in domestic cup competitions. Matchday revenue also includes revenue from other events hosted at Old Trafford, including other sporting events (such as the charity event Soccer Aid and the annual Rugby Super League Grand Final) and entertainment events.

We operate a membership program for our supporters. Individuals who become official members have the opportunity to apply for tickets to all home matches. Adult Official Members pay £37.50 per season to join our Standard Membership or £70 to join the Premium membership scheme.

The Manchester United Museum is located within Old Trafford. It chronicles Manchester United’s 147-year history and houses the club’s most precious artifacts and trophies.

We aim to maximize ticket revenue by enhancing the mix of experiences available at each game and by providing a range of options from general admission tickets to multi-seat facilities and hospitality suites. In particular, we have recently increased overall Matchday revenue by restructuring the composition of our stadium, with an emphasis on developing hospitality facilities which sell at a higher price and improve our margins. As part of this effort, we have invested in new and refurbished multi-seat hospitality suites as well as improvements to our single-seat facilities. We expect our enhancements to our hospitality facilities to continue to be a key driver of our profit from Matchday revenues in future periods.

Our Footballing History

Our men’s team was founded in 1878 as Newton Heath L&YR Football Club and has operated for over 147 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

This storied history preceded the highly successful modern era of Manchester United which began in earnest in 1986 when the club appointed Sir Alex Ferguson as manager, and in 1990 we won the FA Cup and began a long period of sustained success winning the Premier League title a record 13 times. In total, we have won a joint-record 20 English League titles, 13 FA Cups, 6 EFL Cups, 3 European/Champions League Cups, 1 Europa League Cup, and 1 FIFA Club World Cup, making us one of the most successful clubs in England.

Since the inception of the Premier League in 1992, our club has enjoyed consistent success and growth with popular players such as Bryan Robson, Ryan Giggs, Eric Cantona, David Beckham, Paul Scholes, Wayne Rooney, Cristiano Ronaldo and Bruno Fernandes. The popularity of these players, our distinguished tradition and history, and the on-field success of our men’s first team have allowed us to expand the club into a global brand with an international follower base.

In 2018, the current iteration of our Women’s team formed, as the Club’s first ever professional Women’s side, and joined the FA Women’s Championship for the 2018-19 season, clinching the title in their first season and securing promotion to the Women’s Super League for the 2019/20 season. The team has contributed key players in the success of the England Lionesses, with three players in the England Women’s squads for both their Euro 2022 and Euro 2025 successes.

In 2024, our Women’s team won their first major trophy, the Women’s FA Cup, defeating Tottenham 4-0 in front of over 75,000 fans at England’s national stadium, Wembley.

Our Old Trafford stadium was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Currently, Old Trafford seats 74,233 supporters.

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

Our men’s first team is led by our Football Director Jason Wilcox and Head Coach Ruben Amorim, supported by Assistant Head Coach Carlos Fernandes. They are all supported by a team of over 150 individuals, including coaches and scouts for our men’s first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

We currently have 30 professional players in our men’s first team squad and 9 players on loan at other professional football clubs. A further 56 professionally contracted players make up part of our youth academy teams.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will be entitled to a compensation fee if certain conditions are satisfied. For a domestic transfer, these include conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. For an international transfer, these include conditions regarding the player’s age only. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is ordinarily a mid-season winter transfer window during the month of January, and a post-season summer transfer window spanning a maximum of twelve weeks throughout June and August. The summer 2025 transfer window began on 16 June 2025 and ran through until 1 September 2025.

Our players enter into contracts with us that follow a prescribed model based on FA and Premier League rules. Players on our men’s first team typically also enter into an image rights agreement with us, which grants us enhanced rights and protections with respect to use of their image. Our men’s first team players generally enter into contracts of between two and five years’ duration, often including a conditional option of a sixth year.

As of 5 September 2025, our men’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Altay Bayindir	Goalkeeper	Turkish	27	14	10
Thomas Heaton	Goalkeeper	English	39	3	3
Senne Lammens	Goalkeeper	Belgian	23	—	—
Andre Onana	Goalkeeper	Cameroonian	29	102	48
Harry Amass(4)	Defender	English	18	7	—
Diogo Dalot	Defender	Portuguese	26	214	29
Diego Leon	Defender	Paraguayan	18	—	—
Matthijs de Ligt	Defender	Dutch	25	46	50
Patrick Dorgu	Defender	Danish	20	23	7
Ayden Heaven	Defender	English	18	8	—
Harry Maguire	Defender	English	32	249	64
Tyrell Malacia	Defender	Dutch	25	47	9
Lisandro Martinez	Defender	Argentinian	27	91	26
Noussair Mazraoui	Defender	Moroccan	27	58	33
Luke Shaw	Defender	English	29	288	34
Leny Yoro	Defender	French	19	36	1
Carlos Casemiro	Midfielder	Brazilian	33	128	78
Tobias Collyer(4)	Midfielder	English	21	13	—
Amad Diallo	Midfielder	Ivorian	22	68	6
Bruno Fernandes	Midfielder	Portuguese	30	294	80
Kobbie Mainoo	Midfielder	English	20	74	10
Mason Mount	Midfielder	English	26	51	36
Manuel Ugarte	Midfielder	Uruguayan	24	48	29
Matheus Cunha	Forward	Brazilian	26	4	15
Rasmus Hojlund(4)	Forward	Danish	22	95	26
Bryan Mbeumo	Forward	Cameroonian	26	4	22
Chidozie Obi-Martin	Forward	Danish	17	8	—
Marcus Rashford(4)	Forward	English	27	426	62
Jadon Sancho(4)	Forward	English	25	83	23
Benjamin Sesko	Forward	Slovenian	22	4	41
(1)	The table includes all men’s first team players as of 5 September 2025.
(2)	Apps means appearances for our men’s first team through 5 September 2025.
(3)	Caps means appearances for senior national football team through 5 September 2025.
(4)	Player currently contracted and out on loan for the remainder of the 2025/26 season.

As of 5 September 2025, our women’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Safia Middleton-Patel	Goalkeeper	Welsh	20	1	5
Kayla Rendell	Goalkeeper	English	24	—	—
Phallon Tullis-Joyce	Goalkeeper	American	28	36	3
Hannah Blundell	Defender	English	31	91	3
Gabrielle George	Defender	English	28	30	3
Dominique Janssen	Defender	Dutch	30	31	128
Maya Le Tissier	Defender	English	23	97	8
Lucy Newell(4)	Defender	English	18	—	—
Evie Rabjohn	Defender	English	20	1	—
Jayde Riviere	Defender	Canadian	24	47	50
Fridolina Rolfo	Defender	Swedish	31	—	101
Anna Sandberg	Defender	Swedish	22	24	5
Jessica Simpson(4)	Defender	English	20	1	—
Millie Turner	Defender	English	29	175	2
Simi Awujo	Midfielder	Canadian	21	17	26
Leah Galton	Midfielder	English	31	162	—
Mared Griffiths	Midfielder	Welsh	18	1	1
Hinata Miyazawa	Midfielder	Japanese	25	47	49
Lisa Naalsund	Midfielder	Norwegian	30	42	30
Jess Park	Midfielder	English	23	—	20
Ella Toone	Midfielder	English	26	190	65
Emma Watson(4)	Midfielder	Scottish	19	3	12
Julia Zigiotti Olme	Midfielder	Swedish	27	2	48
Keira Barry	Forward	English	20	2	—
Celin Bizet Donnum	Forward	Norwegian	23	31	31
Geyse(4)	Forward	Brazilian	27	39	56
Melvine Malard	Forward	French	25	57	32
Elisabeth Terland	Forward	Norwegian	24	29	45
Rachel Williams	Forward	English	37	79	13

(1)	This table includes all women’s first team players as of 5 September 2025.
(2)	Apps means appearances for our women’s first team through 5 September 2025.
(3)	Caps means appearances for senior national football team through 5 September 2025.
(4)	Player currently contracted and out on loan.

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

Scouting network

Together with our youth academy, our scouting system is another source of our football talent. Through our scouting system, we recruit players for both our men’s and women’s first teams, as well as for our youth academy. Our scouting system consists of a professional network of staff who scout in general and for specific positions and age groups.

As well as being an established domestic network that allows us to identify and attract the best talent within Manchester and England, we have an enhanced scouting infrastructure, with a presence in all major footballing nations. We believe this will enhance our ability to identify and recruit the best players for our academy and first teams for many years to come.

Training facilities

We have invested significant resources into developing a performance center which contains advanced sports and science equipment. We have highly experienced training staff working at the performance center, where we provide physiotherapy, bio-mechanical analysis and nutritional guidance to our players as part of our drive to create an environment in which each player is able to achieve peak physical condition. We believe the quality of our performance center differentiates our club from many of our competitors. Ahead of the 2025/26 season, we opened a new, state-of-the-art training facility for our men’s first team at our Carrington training centre.

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

FIFA is the international governing body of football around the world. Headquartered in Zurich, Switzerland, FIFA is responsible for the regulation, promotion and development of football worldwide and its flagship club competition, the FIFA Club World Cup. All football played at any level must abide by the Laws of the Game, as set forth by FIFA. FIFA’s rules and regulations are decided by the International Football Association Board (“IFAB”) and reviewed on an annual basis. FIFA also sets the international fixture calendar which, along with European and domestic cup dates, takes precedence over the domestic football league.

UEFA is a competition organizer and is responsible for the organization and regulation of cross-border football in Europe. UEFA is primarily known for its European club competitions, the Champions League, the Europa League, and the Conference League. Currently, each year, as reward for league finishing position, the Premier League gets four teams into the Champions League, two into the Europa League and one into the Conference League. An additional two places are awarded to the associations with the best collective performance by their clubs in the previous season, which is based on the total number of club coefficient points obtained by each club from an association divided by the number of participating clubs from that association. For the 2025/26 season, one of these places was awarded to the English Football Association. The representative structures for UEFA are primarily national association-based with the FA representing English football on numerous committees.

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

UEFA Club Licensing and Financial Sustainability Regulations

UEFA oversees the Club Licensing and Financial Sustainability Regulations, which are intended to ensure the financial self-sufficiency and sustainability of football clubs by discouraging them from continually operating at a loss, introduce more discipline and rationality on club finances, ensure that clubs settle their liabilities on a timely basis and encouraging long term investment in youth development and sporting infrastructure.

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

With respect to the updated break-even assessment, a club must continue to demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The newly permitted level of deficit is limited over the three-year assessment period to €5 million, although a larger deficit of up to €60 million permitted provided the deficit is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties or the club has existing positive equity in excess of the loss. Any club which exceeds the €60 million limit will automatically be in breach of the break-even rule. Depreciation of tangible fixed assets, youth development, women’s team and community expenditure can be excluded from the break-even test. However, clubs must either have positive equity to the value of the expenditure to be able to exclude them from the calculation or they must be covered by equity contributions from equity participants and/or related parties (in addition to any allowable deficit contributions).

The larger deficit of up to €60 million over the three-year period can be increased to €90 million based on specific financial criteria being met, aimed at benefitting clubs that are financially sustainable.

UEFA’s Financial Sustainability Regulations also see clubs subject to a squad cost rule that restricts spending on player and coach wages, transfers, and agent fees to 70% of club revenues. The rule is a calendar year test which is tested during the season and allows UEFA to identify breaches as they occur. This was phased in gradually: 90% in calendar year 2023, 80% in calendar year 2024, and 70% from calendar year 2025 onwards. The percentage remains at 70% thereafter. This requirement provides a direct measure between squad costs and income to encourage more performance-related costs and to limit the market inflation of wages and transfer costs of players.

We support the Financial Sustainability Regulations, and do not believe it will adversely impact our ability to continue to attract some of the best players in the coming years as a result of having one of the largest revenues in European football.

Premier League Profitability and Sustainability Rules

The Premier League Profitability and Sustainability Rules were introduced during the 2015/16 season, implementing a break-even rule similar to the break-even test of the UEFA Regulations and aimed at encouraging Premier League clubs to operate within their means. Potential sanctions for non-compliance with the profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deductions.

Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2025, based on our forecast fiscal year 2025, and our 2024 and 2023 audited financial statements. Our previous assessment was based on fiscal year 2024, 2023 and 2022 audited financial statements. Our submissions demonstrated that we are in compliance with Premier League Profitability and Sustainability Rules. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, the Premier League board will determine whether the club will be able to pay its liabilities due to other football clubs and in respect of employees. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide evidence of sufficient funding to meet its liabilities as they fall due. If these results are negative by more than £105 million, regardless of secured funding, Premier League sanctions will apply.

Our Strategy

We aim to build a strong and talented football structure and a world-leading leadership team, to ensure that we are focused on long-term success. Fiscal year 2025 has seen significant changes to our management team with the appointment of Omar Berrada as our Chief Executive Officer, Jason Wilcox as Football Director and Ruben Amorim as our men’s first team Head Coach. These appointments, as well as a number of other changes to our executive leadership and ownership structure, are designed to enable us to enact the following key elements of our football and commercial strategy:

●	Transform operational structures and improve efficiency: In fiscal year 2025, we announced plans to transform our corporate structure to create a more lean, agile and financially sustainable football club, while continuing to provide a world class service and product to our valuable commercial partners and global fanbase. The focus of this plan is improving the club’s financial sustainability and enhance the operational efficiency of the business. We believe that this plan will provide a platform for Manchester United to remain one of the most popular and successful teams in world sport.
●	Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. We remain committed to investing in our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.
●	Expansion and renewal of sponsors: We believe we are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, including expanding our sponsorship team to bolster our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base.
●	Further develop our retail, merchandising, apparel & product licensing business: In July 2023, we extended our agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

Fiscal year 2025 saw the launch of our new e-commerce platform, in partnership with SCAYLE. This collaboration spearheads the club’s revamped e-commerce experience and aligns with our ambition to deliver a top-tier direct-to-consumer experience for our global fanbase.

●	Exploit digital media opportunities: The rapid shift of media consumption towards digital, mobile and social media platforms has presented us, and continues to present us, with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels are one of the primary methods by which we engage and transact with our fans around the world and have presented us, and continue to present us, with multiple growth opportunities and new revenue streams. We publish content on a daily basis on to the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from.
●	Enhance the reach and distribution of our broadcasting rights: We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2025/26 is the first in a new four-year cycle of Premier League domestic broadcasting rights, in a deal worth a total value of £6.7 billion, a 4% increase in live rights value compared to the previous cycle. This is the largest sports media deal ever completed in the UK. The value of the Premier League’s international broadcasting rights for the three-year period from 2025/26 to 2027/28 represents a 27% uplift on the previous three seasons and across the big five European football leagues, the Premier League’s share of the global rights market is up to 48%, from 40% in the 2019/20 season, demonstrating the continued growth and appeal of the league.

The UEFA club competitions’ latest three-year media rights agreement, which commenced in the 2024/25 season, is worth €4.4 billion per season, compared to €3.5 billion per season under the previous agreement, an increase of 26%.

We believe these contracts underline the continuing demand for, and popularity of, live sports content and football in particular. Unlike other television programming, the unpredictable outcomes of live sports mean that individuals consume sports programming in real time and in full, resulting in higher audiences and increased interest from television broadcasters and advertisers.

Our Competitive Strengths

We believe our key competitive strengths are:

●	One of the most successful sports teams in the world: Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world’s most popular spectator sports. We have won 69 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.
●	A globally recognized brand with a large, worldwide following: Our 147-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands and we enjoy the support of our worldwide community of fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.
●	Ability to successfully commercialize our brand: The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in more emerging markets which enables us to deliver media exposure and growth to our partners in these markets.
●	Well established marketing infrastructure driving Commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years’ experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.
●	Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, X, YouTube, TikTok, Sina Weibo and others, constitute an ongoing growth opportunity. We continue to grow our dominant presence on social media. Over the 2024/25 season, our games generated over 2 billion viewing hours, an increase of 8% on the 2023/24 season. We continue to be the most-followed Premier League club on all major social media platforms.

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

Our Fan Engagement Strategy

Our fans are at the centre of the success of our club and brand, and we make this commitment to our fans, aligning with the Premier League’s Fan Engagement Standard:

United with you on and off the pitch; we want you to feel connected to your team, club and community, no matter where you are in the world. We’ll listen to you, improve your experience and reward your loyalty.

We engage with our global community of followers in a variety of ways:

●	Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season.
●	We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over recent years we have taken part in numerous matches across Asia, the United States of America and Scandinavia.

●	We continue to grow our global network of Official Supporters’ Clubs and now have over 330 clubs across 92 countries.
●	We work closely with our Fan Advisory Board and Fan Forum with quarterly meetings taking place and continue to liaise regularly with the independent Manchester United Supporters Trust (“MUST”).
●	As of 30 June 2025, we also had more than 270.6 million total social connections. Last year we reported a year-end figure as of 30 June 2024 of 261.1 million total social connections (a 3.6% increase). The following are some examples of our total social connections:
o	We have a very popular brand page on Facebook with approximately 85 million connections as of 30 June 2025. In comparison, the New York Yankees had just over 9.1 million connections and the Dallas Cowboys had approximately 8.2 million connections as of 30 June 2025.
o	As of 30 June 2025, our X accounts had more than 44.2 million followers, an increase of 2.3% from 30 June 2024.
o	We have over 64.3 million followers on Instagram as of 30 June 2025 and we continue to be the most-followed Premier League club on Instagram.
o	As of 30 June 2025, our YouTube channel had over 10.1 million subscribers, an increase of 12.2% from 30 June 2024.
o	We also have a significant presence on TikTok, with our channel reaching 29.5 million followers as of 30 June 2025.
o	We also have a significant presence on Chinese social media. We continue to be the most-followed football club on Sina Weibo, with 11.3 million followers as of 30 June 2025.
●	Our Women’s team’s social media pages are also popular, with 1.5 million Facebook connections, 2.1 million Instagram followers and 1.5 million TikTok followers as of 30 June 2025.
●	Our wholly owned, in-house, global television network, MUTV, enables our fans to watch our men’s first-team tour matches live and our Academy teams matches live, as well as exclusively produced original productions and interviews with players and our team manager and the manager’s weekly press conference.

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

The Foundation’s objectives are to provide young people with access to community and educational outreach programs to help them make positive choices in their lives and develop in the following areas:

-Physical and mental wellbeing (living a happier, healthier life)

-Social wellbeing (bringing a sense of belonging to people and their communities)

-Employability (improving educational and employment outcomes)

The Foundation works with over 40,000 young people each season and operates in the areas of highest social deprivation across Greater Manchester, with the aim of ensuring the benefits of these programs are felt by those who need it most. With more than 29,000 sessions delivered in 2024/25 – culminating more than 530,000 attendances – the charity’s presence remains strong and visible across local communities.

The Foundation has partnerships with 77 primary, secondary, and special educational needs schools, as well as working alongside the Salford City College Group on a further education program in sport. Working predominantly across all ten boroughs of Greater Manchester, its work also spans to Carlisle, Derbyshire, London, Northern Ireland and most recently the Republic of Ireland. Full-time coaches are based in high schools to work with pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and a disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities for young people across all areas of delivery.

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

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 147-year heritage we have won 69 trophies, including a joint-record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Qualcomm and Tezos that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

Commercial revenue is derived from sponsors, commercial partners and retail, merchandising, apparel and licensing. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2025 was £333.3 million.

Sponsorship

We commercialize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Sponsorship – Our Sponsors” for some of our global and regional sponsors as at 1 July 2025.

A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

For the 2024/25 season, our shirt sponsor was Qualcomm via their Snapdragon brand and our training kit partner was Tezos. Total sponsorship revenue for the year ended 30 June 2025 was £188.4 million.

Retail, Merchandising, Apparel & Product Licensing

Our retail, merchandising, apparel & product licensing business includes the sale of sports apparel, training and leisure wear and other clothing featuring the Manchester United brand as well as other licensed products. These products are distributed on a global basis through Manchester United branded retail stores and e-commerce platform, as well as through our partners’ wholesale distribution channels.

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

Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2025 was £144.9 million.

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

Season 2025/26 is the first in a new four-year cycle of Premier League domestic broadcasting rights, in a deal worth a total value of £6.7 billion, a 4% increase in live rights value compared to the previous cycle. This is the largest sports media deal ever completed in the UK. The value of the Premier League’s international broadcasting rights for the three-year period from 2025/26 to 2027/28 represents a 27% uplift on the previous three seasons and across the big five European football leagues, the Premier League’s share of the global rights market is up to 48%, from 40% in the 2019/20 season, demonstrating the continued growth and appeal of the league.

The UEFA club competitions’ latest three-year media rights agreement which commenced in the 2024/25 season, is worth €4.4 billion per season, compared to €3.5 billion per season under the previous agreement, an increase of 26%.

Our participation in the Premier League and Champions League, Europa League or Conference League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. As a result of our men’s first team performance during the 2024/25 season, our men’s first team will not participate in UEFA competitions in the 2025/26 season.

In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £5.8 million, £6.2 million and £6.1 million for each of the years ended 30 June 2025, 2024 and 2023, respectively. Total Broadcasting revenue for the year ended 30 June 2025 was £172.9 million.

Matchday

Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2025 was £160.3 million.

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

Finance (costs)/income

A key component of our expenses during each of the past three fiscal years has been interest costs and revaluations of our USD borrowings. We expect finance costs to continue to be a significant component of our expenses. See “Item 5.B. Liquidity and Capital Resources — Indebtedness.” Finance costs also include the unwind of the discount recognized on amounts payable or receivable under transfer agreements as appropriate which can vary, depending on transfer activity and interest rates, amongst other factors.

Taxes

During each of the three years ended 30 June 2025, 2024 and 2023, our principal operating subsidiaries were tax residents in the United Kingdom. We were subject to a UK statutory tax rate of 25.0% in the years ended 30 June 2025 and 30 June 2024 and a weighted UK statutory rate of 20.5% in the year ended 30 June 2023.

Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21%).

The current statutory tax rate in the UK is 25% and as a result we expect to utilize a credit in the United States for UK taxes paid and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to continue to align more closely to the UK statutory tax rate of 25% now that this rate has taken effect.

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

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2025 and 2024. For a discussion of our results of operations for the year ended 30 June 2023, including a year-to-year comparison between the years ended 30 June 2024 and 2023, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2024.

	Year ended 30 June
	2025	2024	% change
Statement of profit or loss data	(£’000)	(£’000)
Revenue	666,514	661,755	0.7%
Analyzed as:
Commercial revenue	333,274	302,876	10.0%
Broadcasting revenue	172,977	221,745	(22.0)%
Matchday revenue	160,263	137,134	16.9%
Operating expenses	(733,686)	(768,530)	4.5%
Analyzed as:
Employee benefit expenses	(313,256)	(364,719)	14.1%
Other operating expenses	(170,429)	(149,384)	(14.1)%
Depreciation and impairment	(17,002)	(16,526)	(2.9)%
Amortization	(196,373)	(190,123)	(3.3)%
Exceptional items	(36,626)	(47,778)	23.3%
Operating loss before profit on disposal of intangible assets	(67,172)	(106,775)	37.1%
Profit on disposal of intangible assets	48,742	37,422	30.2%
Operating loss	(18,430)	(69,353)	73.4%
Finance costs	(58,988)	(63,867)	7.6%
Finance income	37,754	2,496	1,412.6%
Net finance costs	(21,234)	(61,371)	65.4%
Loss before income tax	(39,664)	(130,724)	69.7%
Income tax credit	6,641	17,565	(62.2)%
Loss for the year	(33,023)	(113,159)	70.8%

Revenue

Total revenue for the year ended 30 June 2025 was £666.5 million, an increase of £4.7 million, or 0.7%, compared to the year ended 30 June 2024, as a result of an increase in revenue in our Commercial and Matchday sectors, partially offset by a decrease in our Broadcasting revenue, as described below.

Commercial revenue

Commercial revenue for the year ended 30 June 2025 was £333.3 million, an increase of £30.4 million, or 10.0%, over the year ended 30 June 2024.

●	Sponsorship revenue for the year ended 30 June 2025 was £188.4 million, an increase of £10.6 million, or 6.0%, over the year ended 30 June 2024, primarily due to the 2024/25 season being the first with our new front of shirt partner, Qualcomm, via their Snapdragon brand; and
●	Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2025 was £144.9 million, an increase of £19.8 million, or 15.8%, over the year ended 30 June 2024, primarily due to the launch of our new e-commerce model in partnership with SCAYLE.

Broadcasting revenue

Broadcasting revenue for the year ended 30 June 2025 was £172.9 million, a decrease of £48.9 million, or 22.0%, over the year ended 30 June 2024, primarily due to the men’s first team participating in the UEFA Europa League compared to the UEFA Champions League in the prior year, in addition to finishing 15h in the Premier League in the current year, compared to finishing 8th in the Premier League in the prior year.

Matchday revenue

Matchday revenue for the year ended 30 June 2025 was £160.3 million, an increase of £23.2 million, or 16.9%, over the year ended 30 June 2024, due to the men’s first team playing 5 more home matches in the current year, compared to the prior year, along with strong demand for our hospitality offering.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2025 were £733.6 million, a decrease of £34.9 million, or 4.5%, over the year ended 30 June 2024.

Employee benefit expenses

Employee benefit expenses for the year ended 30 June 2025 were £313.2 million, a decrease of £51.5 million, or 14.1%, over the year ended 30 June 2024. This is primarily due to the men’s first team participating in the UEFA Europa League rather than the UEFA Champions League in the prior year, the impact of changes in the make-up of our first team playing squad throughout the season and reduced non-playing staff costs as a result of the club’s restructuring process.

Other operating expenses

Other operating expenses for the year ended 30 June 2025 were £170.4 million, an increase of £21.0 million, or 14.1%, over the year ended 30 June 2024. This is primarily due to costs associated with our new e-commerce model.

Depreciation and impairment

Depreciation and impairment for the year ended 30 June 2025 amounted to £17.0 million, an increase of £0.5 million, or 3.0%, over the year ended 30 June 2024.

Amortization

Amortization, primarily of registrations, for the year ended 30 June 2025 was £196.4 million, an increase of £6.3 million, or 3.3%, over the year ended 30 June 2024, due to continued investment in the first team playing squad. The unamortized balance of registrations as of 30 June 2025 was £537.3 million, of which £200.8 million is expected to be amortized in the year ending 30 June 2026. The remaining balance is expected to be amortized over the five years ending 30 June 2030. This does not take into account player acquisitions after 30 June 2025, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2025, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items for the year were a cost of £36.6 million, as a result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations, as well as costs associated with the departure of former men’s first team head coach Erik ten Hag and various members of football staff. Exceptional items for the year ended 30 June 2024 were a cost of £47.8 million, comprising primarily of costs related to the Trawlers Transaction including fees payable on completion and compensation for loss of office.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year ended 30 June 2025 was £48.7 million, compared to a profit of £37.4 million for the year ended 30 June 2024. The profit on disposal of intangible assets for the year ended 30 June 2025 primarily related to the disposal of McTominay (Napoli), Wan-Bissaka (West Ham), Greenwood (Olympique Marseille) and Hannibal (Burnley). The profit on disposal of intangible assets for the year ended 30 June 2024 primarily related to the disposal of Elanga (Nottingham Forest), Henderson (Crystal Palace), Fred (Fenerbahçe SK), Fernandez (Benfica) and Kovar (Bayer Leverkusen).

Net finance costs

Net finance costs for the year ended 30 June 2025 were £21.2 million, compared to net finance costs of £61.4 million for the year ended 30 June 2024. This was primarily due to a large unrealized foreign exchange gain on unhedged USD borrowings of £22.9 million in the current year, compared to a small unrealized foreign exchange loss on unhedged USD borrowings of £2.8 million in the prior year, as well as positive movements on our cash flow hedges associated with the strengthening of GBP relative to USD.

Income tax

The income tax credit for the year ended 30 June 2025 was £6.6 million, compared to £17.5 million for the year ended 30 June 2024. In both years the credit arose primarily as a result of deferred tax assets recognized in respect of losses arising in the respective year.

Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and Carrington, payment of interest on our borrowings, employee benefit expenses, other operating expenses and, for certain periods, dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow, proceeds from transfer fees from the sale of players’ registrations, drawdowns on our revolving facilities and through the sale of our Class A and Class B ordinary shares. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facilities. We have US dollar revenues that we use to hedge our US dollar borrowing exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenues from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facilities. As of 30 June 2025, we had £160 million of outstanding loans under our revolving facilities.

Pursuant to our contract with adidas, which began in August 2015 and was extended in July 2023, the minimum guarantee payable by adidas over the life of the extended agreement to June 2035 is £1,650 million, being £750 million per the original term, plus £900 million per the extension, subject to certain adjustments. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Retail, Merchandising, Apparel & Product Licensing” for additional information regarding our agreement with adidas.

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

We record these investments as capital expenditures. Capital expenditure at Old Trafford was £13.1 million, £8.2 million and £13.4 million for the years ended 30 June 2025, 2024 and 2023, respectively.

In addition, we spent approximately £42.7 million, £4.8 million and £8.2 million for the years ended 30 June 2025, 2024 and 2023 respectively, at Carrington, our training facility. The significant increase in the year ended 30 June 2025 is due to the investment in our new, world-class men’s first team facility, which opened in August 2025.

Digital media capital expenditure

We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset – registrations capital expenditure

Our average net intangible asset – registrations capital expenditure over the last 5 years has been a cash outflow of £135.8 million per fiscal year. However, net intangible asset – registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset – registrations capital expenditure. Actual cash used or generated from net intangible asset – registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

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

Commitments

As of 30 June 2025, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £13.3 million and to other intangible assets amounting to £nil. These amounts are not recognized as liabilities.

Cash Flow

The following table summarizes our cash flows for the years ended 30 June 2025 and 2024:

	2025	2024

	(in £ millions)
Cash flow from operating activities
Cash generated from operations	107.5	117.5
Interest paid	(37.2)	(37.2)
Interest received	3.4	1.7
Tax (paid)/refunded	(1.0)	3.7
Net cash inflow from operating activities	72.7	85.7
Cash flow from investing activities
Payments for property, plant and equipment	(44.7)	(17.5)
Payments for intangible assets	(278.8)	(190.7)
Proceeds from sale of intangible assets	48.8	37.0
Net cash outflow from investing activities	(274.7)	(171.2)
Cash flow from financing activities
Proceeds from borrowings	230.0	160.0
Repayment of borrowings	(100.0)	(230.0)
Proceeds from issue of shares	80.0	158.5
Principal elements of lease payments	(0.4)	(1.0)
Debt issue costs paid	—	(1.3)
Net cash inflow from financing activities	209.6	86.2
Net increase in cash and cash equivalents(1)	7.6	0.7
(1)	Excluding the effects of exchange rate ranges on cash and cash equivalents

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2025 was £107.5 million, a decrease of £10.0 million from £117.5 million for the year ended 30 June 2024.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facilities. Interest paid was £37.2 million for the year ended 30 June 2025, consistent with the year ended 30 June 2024. Interest on our senior secured notes is normally paid semi-annually, at the beginning of August and at the beginning of February.

Net cash inflow from operating activities was £72.7 million for the year ended 30 June 2025, a decrease of £13.0 million compared to a net cash inflow of £85.7 million for the year ended 30 June 2024.

Net cash outflow from investing activities

Capital expenditure for the acquisition of intangible assets as well as for improvements to property, principally at Old Trafford and Carrington, are funded through cash flow generated from operations, proceeds from the sale of intangible assets and, if necessary, from our revolving facilities. Capital expenditure on the acquisition, disposal and trading of intangible assets tends to vary significantly from year to year depending on the requirements of our men’s first team, overall availability of players, our assessment of their relative value and competitive demand for players from other clubs. By contrast, capital expenditure on the purchase of property, plant and equipment tends to remain relatively stable as we continue to make improvements at Old Trafford and Carrington. The year ended 30 June 2025 saw unusually high capital expenditure, as part of our investment in a new, world class, men’s first team facility at our Carrington training centre.

Net cash outflow from investing activities for the year ended 30 June 2025 was £274.7 million, an increase of £103.5 million from £171.2 million for the year ended 30 June 2024. This increase was primarily due to continued investment in the first team playing squad and the work on our new men’s first team training facility as mentioned above.

Net cash inflow from financing activities

Net cash inflow from financing activities for the year ended 30 June 2025 was £209.6 million compared to net cash inflow of £86.2 million for the year ended 30 June 2024. During the year ended 30 June 2025, we received £80.0 million of proceeds from the issuance of Class A and Class B ordinary shares in connection with the Trawlers Transaction, in addition to a net drawdown on our revolving facilities of £130.0 million.

During the year ended 30 June 2024, we received £158.5 million of proceeds from the issuance of Class A ordinary shares and Class B ordinary shares in connection with the Trawlers Transaction, partially offset by a net repayment of £70.0 million on our revolving facilities.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facilities. As part of the security for our senior secured notes, our secured term loan facility and our revolving facilities, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

Our wholly-owned subsidiary, Manchester United Football Club Limited, issued $425 million in aggregate principal amount of 3.79% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2025, the sterling equivalent of £308.9 million (net of unamortized issue costs of £1.1 million) was outstanding. The outstanding principal amount was $425.0 million. The senior secured notes mature on 25 June 2027.

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

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Europe Designated Activity Company as lender. As of 30 June 2025, the sterling equivalent of £162.9 million (net of unamortized issue costs of £1.2 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 6 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

Loans under the secured term loan facility bear interest at a rate per annum equal to the US dollar Secured Overnight Financing Rate (“SOFR”) plus a credit adjustment spread (provided that if the rate is less than zero, SOFR shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

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

The secured term loan facility contains a financial maintenance covenant consistent with the senior secured notes as detailed above.

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

Revolving facilities

Subsequent to the year end, on 10 July 2025, we amended our initial revolving facility (as detailed below) by consolidating all funds under our revolving facilities into a single syndicate, provided by our existing lenders, Bank of America, NatWest and Santander, alongside HSBC as a new entrant (the “new revolving facility”). The new revolving facility expires on 31 December 2029, compared to 25 June 2027 under our previous facilities, with total available funds of £350 million, compared to £300 million under our previous facilities. As of the date of this report, we had £265 million in outstanding loans and £85 million in borrowing capacity under our new revolving facility.

Loans under the new revolving facility attract interest at a rate per annum equal to SONIA plus a credit adjustment spread (or in relation to a loan in Euros, EURIBOR, or in relation to a loan in USD, SOFR plus a credit adjustment spread) (provided that if that rate is less than zero, SONIA or, as the case may be, EURIBOR or SOFR (as applicable) shall be deemed to be zero) plus the applicable margin. The applicable margin, if no event of default has occurred and is continuing, means the following:

Margin %
Total net leverage ratio (as defined in the new revolving facility agreement)	(per annum)
Greater than 3.5	1.75
Greater than 2.0 but less than or equal to 3.5	1.50
Less than or equal to 2.0	1.25

While any event of default is continuing, the applicable margin shall be the highest level set forth above.

A commitment fee is payable on the available but undrawn amount of the new revolving facility, at a rate equal to 35% per annum of the applicable margin.

Our new revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

In addition to the general covenants described below, the new revolving facility contains a financial maintenance covenant consistent with the senior secured notes as detailed above.

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

Revolving facilities in the year ended 30 June 2025

Our revolving facilities operational during the year ended 30 June 2025 and preceding years (where relevant) comprised of the following:

Initial revolving facility – Bank of America syndicate

Our revolving facilities agreement originally dated 22 May 2015 (the “initial revolving facility”) allowed Manchester United Football Club Limited to borrow up to £150 million from a syndicate of lenders with Bank of America Europe Designated Activity Company as agent and security trustee. As of 30 June 2025, we had £130 million in outstanding loans and £20 million in borrowing capacity under our initial revolving facility.

Loans under the initial revolving facility attracted interest at a rate per annum equal to SONIA plus a credit adjustment spread (provided that if that rate was less than zero, SONIA (or any other applicable rate), was deemed to be zero, plus the applicable margin. The applicable margin was fixed at 1.75% per annum up until 4 April 2025. From 4 April 2025, the margin was fixed at 2.00% per annum.

A commitment fee was payable on the available but undrawn amount of the initial revolving facility, at a rate equal to 40% per annum of the applicable margin.

Our initial revolving facility was guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

In addition to the general covenants described below, the initial revolving facility contained a financial maintenance covenant consistent with the senior secured notes as detailed above.

Our initial revolving facility contained events of default typical in facilities of this type, as well as typical covenants including restrictions on incurring additional indebtedness, paying dividends or making other distributions or repurchasing or redeeming our stock, making investments, selling assets, including capital stock of restricted subsidiaries, entering into agreements restricting our subsidiaries’ ability to pay dividends, consolidating, merging, selling or otherwise disposing of all or substantially all of our assets, entering into sale and leaseback transactions, entering into transactions with our affiliates and incurring liens. Certain events of default and covenants in the initial revolving facility were subject to certain thresholds and exceptions described in the agreement governing the initial revolving facility.

Revolving facility – Santander

Our revolving facility agreement dated 14 October 2020 (the “Santander revolving facility”) allowed Manchester United Football Club Limited to borrow up to £75 million from Santander UK plc as original lender and with Santander UK plc as agent and with Bank of America Europe Designated Activity Company as security trustee. The general covenants under the Santander revolving facility agreement were consistent with the initial revolving facilities agreement. As of 30 June 2025, we had £nil in outstanding loans and £75 million in borrowing capacity under our Santander revolving facility.

Loans under the Santander revolving facility attracted interest at a rate per annum equal to SONIA, plus a credit adjustment spread, plus a margin of 2.5% per annum.

A commitment fee was payable on the available but undrawn amount of the Santander revolving facility, at a rate equal to 40% per annum of the above margin.

Our Santander revolving facility was guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The Santander revolving facility contained financial maintenance and general covenants consistent with our initial revolving facility as detailed above.

Bilateral revolving facility

Our bilateral revolving facility agreement originally dated 26 April 2022 (the “bilateral revolving facility”) allowed Manchester United Football Club Limited to borrow up to £75 million from Bank of America, N.A., London Branch as original lender and with Bank of America Europe Designated Activity Company as agent and security trustee. The general covenants under the bilateral revolving facility agreement were consistent with the initial revolving facilities agreement. As of 30 June 2025, we had £30 million in outstanding loans and £45 million in borrowing capacity under our bilateral revolving facility.

Loans under the bilateral revolving facility attracted interest at a rate per annum equal to SONIA, plus a credit adjustment spread, plus a margin of 2.5% per annum.

A commitment fee was payable on the available but undrawn amount of the bilateral revolving facility, at a rate equal to 40% per annum of the above margin.

Our bilateral revolving facility was guaranteed by Red Football Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

The bilateral revolving facility contained financial maintenance and general covenants consistent with our initial revolving facility as detailed above.

As of 30 June 2025, we were in compliance with all covenants under our debt facilities.

Off balance sheet arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2025 is £135.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2025, we believe receipt of £nil to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of 30 June 2025, we had not entered into any other off-balance sheet transactions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have, and have not had during the past three years, any research and development policies in place. See “Item 4. Information on the Company – Intellectual Property” for information about our intellectual property and licenses.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2025 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	CRITICAL ACCOUNTING ESTIMATES

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2025 and 30 June 2024 and for the years ended 30 June 2025, 2024 and 2023 included elsewhere in this Annual Report.

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

In July 2023, we signed a 10-year extension to our agreement with adidas which began in August 2015 and now terminates in June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League, respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the extended term, the agreement contains a clause to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season. Our men’s first team did not qualify to participate in the 2025/26 UEFA Champions League resulting in a £10 million deduction to the contract price. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract. In line with IFRS 15, this estimate is considered at each reporting date. The total revenue of this contract, including the impact of any estimated deduction in respect of the Champions League clause, is recognized evenly over the life of the contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see Notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2025 and 2024 and for the years ended 30 June 2025, 2024 and 2023 included elsewhere in this Annual Report.

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

Name	Age	Position	Position Held Since
Avram Glazer	64	Executive Co-Chairman and Director	May 2012
Joel Glazer	58	Executive Co-Chairman and Director	May 2012
Omar Berrada	47	Chief Executive Officer and Director	July 2024
Roger Bell	62	Chief Financial Officer and Director	May 2024
Kevin Glazer	63	Director	August 2012
Bryan Glazer	60	Director	August 2012
Darcie Glazer Kassewitz	57	Director	September 2012
Edward Glazer	55	Director	November 2012
John Reece	68	Director	February 2024
Rob Nevin	67	Director	February 2024
Robert Leitão	62	Independent Director	August 2012
John Hooks	69	Independent Director	November 2012

The following is a brief biography of each of our executive officers and directors:

Avram Glazer, aged 64, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer currently serves as Chairman of the Board of Directors of Innovate Corp. Mr. Glazer previously served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 58, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers, Chairman of the NFL International Committee, as well as a member of the Finance, Media, Legalized Sports Betting Committees, and the NFL Management Council Executive Committee. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Omar Berrada, aged 47, is Chief Executive Officer and a Director of the Company. He joined Manchester United in July 2024 and oversees all aspects of the club’s business and football operations. Prior to joining Manchester United, he was Chief Football Operations Officer at City Football Group, managing several departments. He has also held a range of other roles within City Football Group, including the role of Manchester City’s Chief Operating Officer, and at FC Barcelona, where he was Head of Sponsorship. Alongside club roles, Omar has been a representative on multiple football governing bodies, including the European Clubs’ Association and as a member of the FA Women’s Super League Board.

Roger Bell, aged 62, is Chief Financial Officer and a Director of the Company. He was appointed Chief Financial Officer of Manchester United plc in May 2024, having previously held the position of CFO at various INEOS businesses from January 2001. First headquartered in the United Kingdom and the United States, he moved permanently to INEOS’ Swiss headquarters in December 2010 and returned to the UK in 2020 before retiring from INEOS in January 2024.

Kevin Glazer, aged 63, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 60, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and serves on the NFL’s O&O Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 57, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is an Owner of the Tampa Bay Buccaneers and Chairman of the Tampa Bay Buccaneers Foundation, Chairman of the Glazer Vision Foundation and Chairman of the Glazer Family Foundation. Ms. Glazer Kassewitz is a member of the NFL Diversity, Equity and Inclusion Committee. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 55, is a Director of the Company. He is currently a non-executive director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor’s degree from Ithaca College in 1992.

John Reece, aged 68, is a Director of the Company. He is a co-owner of INEOS. He joined INEOS as Finance Director in 2000. Prior to joining INEOS, he was a partner with PricewaterhouseCoopers, where he advised companies in the chemicals industry.

Rob Nevin, aged 67, is a Director of the Company. He is currently Chairman of INEOS’ Nitriles and Phenol businesses. Rob joined INEOS from BP in 2005 where he held a number senior engineering, commercial and general management roles. He has subsequently held various Chairman and CEO roles across the INEOS Group. Rob is Chairman of INEOS Sport with oversight of the INEOS sports portfolio.

Robert Leitão, aged 62, is an Independent Director of the Company. Mr. Leitão is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group, and Co-Chairman of the Rothschild & Co Group Executive Committee. He is also Head of Rothschild & Co’s Global Advisory business, worldwide, and Chief Executive of NM Rothschild & Sons. During his 30-year career as a senior Mergers & Acquisitions banker and capital markets expert, Mr. Leitão has advised clients on more than 200 transactions around the world. Prior to joining Rothschild & Co in 1998, Mr. Leitão was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Mr. Leitão also serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre of Entrepreneurs.

John Hooks, aged 69, is an Independent Director of the Company. He has been in the luxury fashion industry for over 40 years. A graduate of Oxford University, he joined Gruppo Finanziario Tessile (GFT) in 1979 and was commercial director for the prêt-à-porter collection of Valentino Garavani. From 1988 to 1994, based in Asia, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Retail Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director and later became Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014 he was Group President of Ralph Lauren Europe and the Middle East. He was a senior adviser at McKinsey & Company from 2016 to 2021. Currently, he is an independent consultant specializing in organization, marketing, brand strategies and distribution in the apparel, luxury, fashion and accessories sectors.

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

In accordance with the terms of the Governance Agreement, as subsequently assigned, INEOS, in its capacity as the Minority Holder thereunder, nominated each of John Reece and Rob Nevin for election to our board of directors at our 2025 shareholder meeting, and the Glazer Parties, in their capacity as the Majority Holder, nominated the remaining individuals elected to our board of directors at our 2025 shareholder meeting.

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

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2025 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. For the year ended 30 June 2025, compensation to members of our executive management also includes compensation for loss of office. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2025 was £7,915,000. We do not currently maintain any bonus or profit-sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2025 was £nil.

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

During the year ended 30 June 2025, certain directors and members of executive management were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A
ordinary shares
Outstanding at beginning of the year	116,279
Awarded during the year	95,162
Vested during the year	(80,788)
Forfeited during the year	(9,117)
Outstanding at the end of the year	121,536

The fair value of shares awarded during the year was $17.81 (£12.99) per share. Awards made in the year ended 30 June 2025 were approved by the Remuneration Committee subsequent to the year-end date.

Share reserve

Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14, 704,400 shares remain available for issuance as of 15 August 2025.

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

Board of directors

We currently have 12 directors on our board of directors, two of whom have been determined by the board of directors to qualify as an “independent director” pursuant to rules of the New York Stock Exchange. Any director on our board may be removed by way of an ordinary resolution of shareholders or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. Our amended and restated memorandum and articles of association provide that each director elected at a general meeting shall be elected to hold office for a one-year term and until the election of their respective successors in office or their earlier death, resignation or removal. Any vacancies on our board of directors or additions to the existing board of directors can be filled by the board of directors or by our shareholders holding a majority of the voting power of our outstanding ordinary shares by notice in writing to the Company. For more information on the length of time each director has served, see “Item 6.A. Directors and Senior Management.”

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

D.	EMPLOYEES

Employees

The average monthly number of employees during the years ended 30 June 2025, 2024 and 2023, respectively, including directors, was as follows:

	2025	2024	2023
	Number	Number	Number
Average number of employees:
Football – men’s and women’s players	133	136	131
Football - technical and coaching	164	193	192
Commercial	129	170	160
Media	82	111	104
Administration and other	424	530	525
Average monthly number of employees	932	1,140	1,112

The table below sets out the average monthly number of employees during the years ended 30 June 2025, 2024 and 2023, respectively, including directors, by geography:

	2025	2024	2023
	Number	Number	Number
United Kingdom	908	1,112	1,068
Hong Kong	5	5	7
United States	2	2	2
Rest of World	17	21	35
Average monthly number of employees	932	1,140	1,112

We are not a signatory to any labor union collective bargaining agreement. We also engaged approximately 2, 238 temporary employees on average in fiscal year 2025, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford.

E.	SHARE OWNERSHIP

The following table shows the number of shares beneficially owned by our directors and members of our executive management as of 1 September 2025:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Avram Glazer(2)	—	—	12,014,995	10.33%	9.85%
Joel Glazer(3)	1,260,093	2.25%	17,307,383	14.88%	14.29%
Omar Berrada	—	—	—	—	—
Roger Bell	6,642	0.01%	—	—	—
Kevin Glazer(4)	—	—	11,307,382	9.72%	9.27%
Bryan Glazer(5)	—	—	15,307,381	13.16%	12.55%
Darcie Glazer Kassewitz(6)	445,564	0.79%	16,307,381	14.02%	13.41%
Edward Glazer(7)	—	—	10,411,188	8.95%	8.54%
Rob Nevin	—	—	—	—	—
John Reece	—	—	—	—	—
Robert Leitão	—	—	—	—	—
John Hooks	—	—	—	—	—
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

(6)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(7)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee, and ESGT Holdings LLC, of which Edward S. Glazer Irrevocable Exempt Trust is the sole member.
F.	DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

None.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 15 August 2025, based on notifications made to the Company or public filings and based on 56,080,686 Class A ordinary shares and 116,348,173 Class B shares outstanding as of such date:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Ariel Investments, LLC (2)	9,024,434	16.09%	—	—	0.74%
Lindsell Train Limited(3)	5,053,000	9.01%	—	—	0.41%
Omega Advisors, Inc(4)	2,839,737	5.06%	—	—	0.23%
INEOS Limited(5)	16,188,183	28.87%	33,692,463	28.96%	28.95%
Avram Glazer(6)	—	—	12,014,995	10.33%	9.85%
Joel M. Glazer(7)	1,260,093	2.25%	17,307,383	14.88%	14.29%
Kevin Glazer(8)	—	—	11,307,382	9.72%	9.27%
Bryan G. Glazer(9)	—	—	15,307,381	13.16%	12.55%
Darcie S. Glazer(10)	445,564	0.79%	16,307,381	14.02%	13.41%
Edward S. Glazer(11)	—	—	10,411,188	8.95%	8.54%
(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Based solely on information reported on a Schedule 13G/A filed on 12 August 2024 and otherwise known to the Company, Ariel Investments, LLC (“AIL”) has voting and dispositive power over 9,024,434 of our Class A ordinary shares. The business address of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.
(3)	Based solely on information reported on a Schedule 13G/A filed on 4 April 2025, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train had shared voting and dispositive power over 5,053,000 shares of our Class A ordinary shares as of 4 April 2025. Each of Messrs. Lindsell and Train owns a significant membership interest in LTL and as such may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom
(4)	Based solely on information known to the Company, we believe that Omega Advisors Inc. (“Omega”) has voting and dispositive power over 2,839,737 of our Class A ordinary shares. Based on Omega’s Form 13F filed on 14 February 2019, its business address is 810 Seventh Avenue, 33rd Floor, New York NY 10019.
(5)	Based solely on information reported on a Schedule 13D/A, filed on 19 December 2024, INEOS Limited has shared voting and dispositive power over an aggregate of 49,880,646 of our ordinary shares, underlying our Class A and Class B ordinary shares.
(6)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(7)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(8)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(9)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.
(10)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(11)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee.

Since 1 September 2022 until 1 September 2025, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

●	on 10 January 2023, Ariel Investments LLC made a public filing that it beneficially owned 8,454,466 of our Class A ordinary shares, representing 0.73% of total voting power;
●	on 8 February 2023, Massachusetts Financial Services Company made a public filing that it held 3,428,274 of our Class A ordinary shares, representing 0.30% of total voting power; and

●	on 8 February 2023, Lindsell Train Limited made a public filing that it beneficially owned 11,018,676 of our Class A ordinary shares, representing 0.94% of total voting power.
●	On 13 November 2023, Ariel Investments LLC made a public filing that it beneficially owned 5,066,124 of our Class A ordinary shares, representing 0.44% of total voting power.
●	On 7 February 2024, Lindsell Train Limited made a public filing that it beneficially owned 11,099,176 of our Class A ordinary shares, representing 0.96% of total voting power.
●	On 9 February 2024, Massachusetts Financial Services Company made a public filing that it held zero shares of our Class A ordinary shares, representing no voting power.
●	On 14 February 2024, Eminence Capital, LP made a public filing that if beneficially owned 4,870,944 of our Class A ordinary shares, representing 0.42% of total voting power.
●	On 14 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,629,579 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 14 February 2024, Pentwater Capital Management LP made a public filing that it beneficially owned 4,300,000 of our Class A ordinary shares, representing 0.37% of total voting power.
●	On 15 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,666,008 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 12 August 2024, Ariel Investments LLC made a public filing that it beneficially owned 8,300,085 of our Class A ordinary shares, representing 0.69% of total voting power.
●	On 17 October 2024, Lindsell Train Limited made a public filing that it beneficially owned 6,371,000 of our Class A ordinary shares, representing 0.53% of total voting power.
●	On 14 November 2024, Pentwater Capital Management LP made a public filing that it ceased to own any of our Class A ordinary shares.
●	On 14 November 2024, Eminence Capital, LP made a public filing that it ceased to own any of our Class A ordinary shares.
●	On 19 December 2024, INEOS Limited made a public filing that it beneficially owned an aggregate of 49,880,646 of our ordinary shares, underlying Class A and Class B ordinary shares, representing 28.96% of total voting power.
●	On 13 January 2025, Lindsell Train Limited made a public filing that it beneficially owned 5,776,015 of our Class A ordinary shares, representing 0.47% of total voting power.
●	On 4 April 2025, Lindsell Train Limited made a public filing that it beneficially owned 5,053,000 of our Class A ordinary shares, representing 0.41% of total voting power.

US Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 15 August 2025, we had 39,334,179 Class A ordinary shares held by 3,916 US resident shareholders of record, representing approximately 3.22% of total voting power and 82,655,710 Class B ordinary shares held by 10 US resident shareholders of record, representing approximately 67.91% of total voting power.

Shareholders’ Arrangements

As of 1 September 2025, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.

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

For additional information regarding the material terms of the Governance Agreement, see Section 13 — ”Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Governance Agreement” of the Offer to Purchase, dated January 17, 2024, included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Trawlers and James A. Ratcliffe with the SEC on January 17, 2024, which is incorporated by reference into this Annual Report.

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

During the year ended 30 June 2025, the Trawlers Transaction Agreement, Governance Agreement and Registration Rights Agreement were assigned to INEOS pursuant to the Assignment. See “General Information — Trawlers Transaction” above for further details.

Further, during the year ended 30 June 2025, the Group received services with the value of L4,700 for nil consideration from related party INEOS Automotive Limited.

Except as described above, there have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2024 through the date of this Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2024 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

No dividends were paid for fiscal year 2025. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2025, for total proceeds, net of associated costs, of £55,410,000. The associated net book value was £31,667,000. Also subsequent to 30 June 2025, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £20,271,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2025, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £167,803,000. Payments are due within the next 4 years. Also, subsequent to 30 June 2025, sell-on fees and contingent consideration totalling £75,000 became payable in respect of previous playing registration acquisitions.

Revolving facilities drawdowns

On 7 July 2025, a drawdown under our revolving facility with Santander of £30.0 million was made. This took the total drawdown across all of our revolving facilities as of 7 July 2025 to £190.0 million from available facilities of £300.0 million.

On 30 July, a further drawdown under our revolving facilities of £30.0 million was made. This took the total drawdown across all of our facilities as of 30 July 2025 to £220.0 million, from available facilities of £350.0 million

On 11 August, a further drawdown under our revolving facilities of £20.0 million was made. This took the total drawdown across all of our revolving facilities as of 11 August 2025 to £240.0 million, from available facilities of £350.0 million.

On 11 September, a further drawdown under our revolving facilities of £25.0 million was made. This took the total drawdown on our revolving facilities as of 11 September 2025 to £265.0 million, from available facilities of £350.0 million.

Revolving facilities upsize and extension

On 10 July 2025, we amended our revolving facilities by consolidating all funds into a single syndicate, provided by our existing lenders, Bank of America, NatWest and Santander, alongside HSBC as a new entrant. The new facility expires on 31 December 2029, compared to 25 June 2027 under our previous facilities, with total available funds of £350.0 million, compared to £300.0 million under our previous facilities. There was no change to the Group’s total revolving facility drawdown as part of this transaction.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 15 August 2025, we had 56,080,686 Class A ordinary shares listed.

C.	MARKETS

See “Item 9. The Offer and Listing - A. Offer and Listing Details” above.

ITEM 10. ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Sixth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 1 June 2023, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.
●	Amendment letter relating to the Secured Term Facility Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.3 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.5 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.
●	Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.7 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.8 to this Annual Report.
●	Note Purchase Agreement, dated 27 May 2015, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.9 to this Annual Report.
●	Amendment No. 1 to Note Purchase Agreement, and Consent No. 1, dated 14 June 2018, among MU Finance plc (now known as MU Finance Limited), the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.10 to this Annual Report.
●	Amendment No. 2 to Note Purchase Agreement, dated 4 March 2021, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.11 to this Annual Report.
●	Consent No. 2 to Note Purchase Agreement, dated 26 April 2022, among Manchester United Football Club Limited, the guarantors party thereto, the noteholders listed on the signature pages thereto and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.12 to this Annual Report.
●	Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 13 December 2021, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.14 to this Annual Report.
●	Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited and Santander UK plc, as Agent. A copy of the agreement is included as Exhibit 4.15 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company. A copy of the agreement is included as Exhibit 4.16 to this Annual Report.
●	Amendment letter relating to the Revolving Facilities Agreement, dated 9 July 2025, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.17 to this Annual Report.
●	Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto. A copy of the agreement is included as Exhibit 4.18 to this Annual Report.
●	Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto. A copy of the agreement is included as Exhibit 4.19 to this Annual Report.
●	Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto. A copy of the agreement is included as Exhibit 4.20 to this Annual Report.

●	2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.21 to this Annual Report.
●	Premier League Handbook, Season 2024/25. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2023/24. A copy of the Handbook is included as Exhibit 4.22 to this Annual Report.
●	Premier League Handbook, Season 2025/26. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2024/25. A copy of the Handbook is included as Exhibit 4.23 to this Annual Report.
D.	EXCHANGE CONTROLS

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

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as defined under those rules) and certain other non-US entities. The failure to comply with the specified requirements could result in a 30% withholding tax being imposed on payments of dividends and (subject to the proposed Treasury Regulations discussed below) sales proceeds to certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity that is a passive non-financial entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

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

I.	SUBSIDIARY INFORMATION

Not applicable.

J.	ANNUAL REPORT TO SECURITY HOLDERS

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to Note 30 to our audited consolidated financial statements as of 30 June 2025 and 2024 and for the years ended 30 June 2025, 2024 and 2023 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

Foreign exchange risk

We are exposed to both translational and transactional risk of fluctuations in foreign exchange rates. A significant foreign exchange risk we face relates to player transfer fees payable in Euros and the revenue received in Euros as a result of participation in UEFA club competitions. We ordinarily seek to hedge economically the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts at the point at which it becomes reasonably certain that we will receive the revenue.

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

As of 30 June 2025, the amount accumulated in the hedging reserve relating to the above hedge was a credit of £1.0 million (this amount is stated gross before deducting related tax).

Based on exchange rates as of 30 June 2025, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £16.8 million for the year ended 30 June 2025. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £20.0 million for the year ended 30 June 2025.

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

Cash flow and fair value interest rate risk

Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facilities and our secured term loan facility bear interest at variable rates. As of 30 June 2025, we had £162.9 million of variable rate indebtedness outstanding under our secured term loan facility and £160.0 million of variable rate indebtedness outstanding under our revolving facilities.

Derivative Financial Instruments

Foreign exchange forward contracts

We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2025, the fair value of outstanding foreign exchange forward contracts was a net liability of £5.8 million.

Embedded foreign exchange derivatives

We have a number of embedded foreign exchange derivatives in our host Commercial revenue contracts. These are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2025, the fair value of such derivatives was an asset of £nil and a liability of £0.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2025, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2025 was effective.

Our internal control over financial reporting as of 30 June 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-5 of this Annual Report.

Changes in Internal Control over Financial Reporting

During the period covered by this Annual Report, we have not made any changes to our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2025 and 2024. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2025 and 2024, and breaks down these amounts by category of service:

	2025	2024
	£’000	£’000
Audit Fees	732	860
Audit-Related Fees	45	20
Tax Fees	6	12
Total	783	892

Audit Fees

Audit fees for the years ended 30 June 2025 and 2024 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letter work.

Audit-Related Fees

Audit-related fees for the year ended 30 June 2025 comprised costs related to the audit of the Group pension scheme financial statements and costs incurred in relation to the Group’s filing of a Registration Statement on Form F-3 during the year ended 30 June 2025. Audit-related fees for the year ended 30 June 2024 were costs of the audit of the Group pension scheme financial statements.

Tax Fees

Tax fees for the years ended 30 June 2025 and 2024 were related to tax compliance and tax advice services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No repurchases of our Class A ordinary shares were made during the fiscal year ended 30 June 2025.

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

As of 30 June 2025, a total of 1,682,896 shares have been repurchased. The average price paid per share was £12.66 and the approximate value of shares that may yet be purchased under the program is £6.0 million. Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred.

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

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

Cyber security encompasses a key component of Manchester United’s overall enterprise risk management program. Our cyber security program includes, but is not limited to, the following technologies, controls and mitigations:

●	Monitoring – We have 24/7 security monitoring of our network, systems and data with procedures to respond to cyber security alerts and incidents.
●	Testing – We utilize third-party consultancies and penetration testers who perform independent security testing as well as provide advice and guidance on the implementation of new technologies within the business. We conduct annual cyber security maturity assessments to assess the posture of our cyber security program and identify improvements and risks.
●	Security systems – We have implemented several protective and detective cyber security tools in our IT systems, aligned with best practice.
●	Authentication and authorization – We have policies which define the scenarios by which users, administrators and 3rd parties are granted access to our network, systems and data and monitor compliance to those standards via defined procedures.
●	Training and awareness – We have implemented a robust cyber security training and awareness program for our employees.
●	Governance – We have implemented an information security policy framework which defined the policies and procedures around the governance, implementation and ongoing management of our security controls.
●	Third-party risk management – We have implemented a program to manage risks associated with 3rd parties which includes a due diligence and onboarding process.
●	Incident response policy and procedures – We have an incident response policy and procedures to respond to cyber security incidents and alerts in a timely manner.

Within the last 12 months, we have not identified risks from known cybersecurity threats, including as a result of any prior cyber security incident which has materially affected us, including our ability to deliver our business strategy, finance and operations. Manchester United recognizes the impact that a cyber security incident could have to our brand reputation, operations, finance and compliance to regulatory bodies. Manchester United recognizes the significance that cyber security threats can affect our business and strategy which is outlined in our annual report under our key risk factor A cyber-attack on, or disruption to, our IT Systems or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.

Cybersecurity Governance

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the Audit Committee oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program. Business leaders across the club, reporting into our Chief Financial Officer and Chief Executive Officer, are principally responsible for overseeing our cyber security program. Together they have relevant experience across IT systems, cyber security and data privacy, built up over their careers in various sectors of business, enabling them to effectively operate as part of our cyber security risk management function.

Our technology-related risks are reviewed regularly where the likelihood and impact is assessed. Where appropriate, risks are escalated to our Risk Committee (“The Committee”) comprised of our Executive Leadership Team (ELT) who oversees our enterprise risk management process where they will be reviewed, and risk mitigation strategies agreed. The Committee members receive regular updates on our cyber security posture and strategy via a risk report that is presented to the Committee. The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also periodically receives briefings from management on our cyber risk management program.

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

2.2	Description of Share Capital of Manchester United plc (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

4.1

Fifth Amendment and Restatement Agreement relating to the Secured Term Facility Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 20 September 2021).

4.2

Sixth Amendment and Restatement Agreement, dated 1 June 2023, relating to the Secured Term Facility Agreement among Red Football Limited, Manchester United Football Club Limited and Bank of America Europe Designated Activity Company, as Agent and Lender (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.3

Amendment letter, dated 4 November 2022, relating to the Secured Term Facility Agreement from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company (incorporated by reference to Exhibit 4.3 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.4

Second Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 4 March 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 20 September 2021).

4.5

Third Amendment and Restatement Agreement relating to the Revolving Facilities Agreement, dated 10 December 2021, among Red Football Limited, Manchester United Football Club Limited, and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.5 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.6

Amendment letter, dated 4 November 2022, from Bank of America Europe Designated Activity Company as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement (incorporated by reference to Exhibit 4.6 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.7

Revolving Facility Agreement, dated 26 April 2022, among Red Football Limited, Manchester United Football Club Limited, Bank of America, N.A., London Branch as Lender and Bank of America Europe Designated Activity Company, as Agent (incorporated by reference to Exhibit 4.7 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.8

Amendment letter, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto relating to the Revolving Facilities Agreement. (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

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

4.16

Amendment letter, dated 4 November 2022, from Santander UK plc as Agent to Red Football Limited as Company relating to the Revolving Facilities Agreement (incorporated by reference to Exhibit 4.16 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 27 October 2023).

4.17

Amendment letter, dated 9 July 2025, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Agent, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. *

4.18

Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.19

Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.20

Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 21 February 2024).

4.21

Assignment and Assumption Agreement, dated December 18, 2024, by and between Trawlers Limited and INEOS Limited (incorporated by reference to Exhibit 99.J to Schedule 13D/A (File No. 005-86956), filed with the SEC by INEOS Limited on 19 December 2024).

4.22	2012 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.23	Premier League Handbook, Season 2024/25 (incorporated by reference to Exhibit 4.22 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

4.24	Premier League Handbook, Season 2025/26 *

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

11.1	Statement of Insider Trading Policy, dated 7 August 2012 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of PricewaterhouseCoopers LLP, dated 18 September 2025.*

97

Manchester United plc Policy for Recovery of Erroneously Awarded Compensation (incorporated by reference to Exhibit 97 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data file because its XBRL tags are embedded within the Inline XBRL document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).
*	Filed herewith
**	Furnished herewith

Auditor name:PricewaterhouseCoopers LLP

Auditor firm ID:876

Auditor location:Manchester, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2025 and 2024, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Commercial revenue

As described in Note 4 to the consolidated financial statements, the Company’s consolidated revenue recognized for the year ended 30 June 2025 was £666,514 thousand, of which £333,274 thousand relates to commercial revenue. Revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. Minimum guaranteed revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship benefits enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time. A number of commercial contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations.

The principal consideration for our determination that performing procedures relating to commercial revenue is a critical audit matter is the significant assumptions made by management to allocate and recognize revenue across performance obligations. This, in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s allocation and recognition of revenue for each performance obligation satisfied in the period.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to commercial revenue recognition, including controls over the allocation and recognition of revenue for satisfying performance obligations. These procedures also included, among others, testing management’s process for allocating and recognizing revenue in line with the satisfaction of performance obligations, including evaluating the appropriateness of the methodology applied and testing the completeness and accuracy of data used in the allocation and recognition of commercial revenue. Evaluating the reasonableness of the allocation of revenue to performance obligations involved obtaining the related contracts and assessing the reasonableness of assumptions utilized by management associated with the allocation and recognition of revenue to the contract terms.

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Value of intangible assets – registrations

As described in Note 16 to the consolidated financial statements, the Company’s consolidated intangible assets relating to player registrations for the year ended 30 June 2025 was £537,348 thousand. The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the value of the consideration payable, including the estimated value of any contingent consideration. As disclosed by management, the estimate of the value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the consolidated statement of profit or loss.

The principal considerations for our determination that performing procedures relating to value of intangible assets - registrations is a critical audit matter are the significant estimation by management when developing the estimate of the contingent consideration payable, including assessing the likelihood of specific performance conditions being met. This, in turn, led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate management’s significant estimates over the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration, including the number of player appearances.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets – registrations, including controls over the review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for estimating the value of the contingent considerations, including (i) evaluating the model; (ii) testing the completeness and accuracy of data; and (iii) evaluating the reasonableness of the significant assumptions utilized in determining the probability of future contingent consideration payments at the balance sheet date.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

18 September 2025

We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
		2025	2024	2023
	Note	£’000	£’000	£’000
Revenue from contracts with customers	4	666,514	661,755	648,401
Other operating income		—	—	1,112
Operating expenses	5	(733,686)	(768,530)	(681,117)
Profit on disposal of intangible assets	8	48,742	37,422	20,424
Operating loss		(18,430)	(69,353)	(11,180)
Finance costs		(58,988)	(63,867)	(44,917)
Finance income		37,754	2,496	23,523
Net finance costs	9	(21,234)	(61,371)	(21,394)
Loss before income tax		(39,664)	(130,724)	(32,574)
Income tax credit	10	6,641	17,565	3,896
Loss for the year		(33,023)	(113,159)	(28,678)

Loss per share during the year
Basic loss per share (pence)	11	(19.32)	(68.44)	(17.59)
Diluted loss per share (pence)(1)	11	(19.32)	(68.44)	(17.59)
(1)	For the years ended 30 June 2025, 2024 and 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

		Year ended 30 June
		2025	2024	2023
	Note	£’000	£’000	£’000
Loss for the year		(33,023)	(113,159)	(28,678)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Movements on hedges	30.2	1,631	(6,669)	4,070
Income tax (expense)/credit relating to movements on hedges	30.2	(408)	1,667	(1,018)
Other comprehensive income/(loss) for the year, net of income tax		1,223	(5,002)	3,052
Total comprehensive loss for the year		(31,800)	(118,161)	(25,626)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
		2025	2024
	Note	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	13	292,334	256,118
Right-of-use assets	14	7,145	8,195
Investment properties	15	19,433	19,713
Intangible assets	16	966,457	837,564
Deferred tax assets	17	24,927	17,607
Trade receivables	19	43,419	27,930
Derivative financial instruments	20	—	380
		1,353,715	1,167,507
Current assets
Inventories	18	13,053	3,543
Prepayments		17,438	18,759
Contract assets – accrued revenue	4.2	19,528	39,778
Trade receivables	19	133,728	36,999
Other receivables		13,694	2,735
Derivative financial instruments	20	472	1,917
Cash and cash equivalents	21	86,105	73,549
		284,018	177,280
Total assets		1,637,733	1,344,787

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)

		As of 30 June
		2025	2024
	Note	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	22	56	55
Share premium		307,345	227,361
Treasury shares	23	(21,305)	(21,305)
Merger reserve		249,030	249,030
Hedging reserve	30.2	223	(1,000)
Retained deficit		(341,616)	(309,251)
		193,733	144,890
Non-current liabilities
Contract liabilities - deferred revenue	4.2	5,915	5,347
Trade and other payables	24	205,359	175,894
Borrowings	25	471,855	511,047
Lease liabilities	14	7,899	7,707
Derivative financial instruments	20	2,599	4,911
		693,627	704,906
Current liabilities
Contract liabilities - deferred revenue	4.2	205,490	198,628
Trade and other payables	24	359,246	249,030
Income tax payable		566	427
Borrowings	25	165,119	35,574
Lease liabilities	14	572	934
Derivative financial instruments	20	3,403	2,603
Provisions	26	15,977	7,795
		750,373	494,991
Total equity and liabilities		1,637,733	1,344,787

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

						Retained
	Share	Share	Treasury	Merger	Hedging	(deficit)/	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2022	53	68,822	(21,305)	249,030	950	(170,042)	127,508
Loss for the year	—	—	—	—	—	(28,678)	(28,678)
Movements on hedges	—	—	—	—	4,070	—	4,070
Tax expense relating to movements on hedges	—	—	—	—	(1,018)	—	(1,018)
Total comprehensive loss for the year	—	—	—	—	3,052	(28,678)	(25,626)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	1,753	1,753
Deferred tax credit relating to share-based payments (Note 17)	—	—	—	—	—	315	315
Balance at 30 June 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950
Loss for the year	—	—	—	—	—	(113,159)	(113,159)
Movements on hedges	—	—	—	—	(6,669)	—	(6,669)
Tax credit relating to movements on hedges	—	—	—	—	1,667	—	1,667
Total comprehensive loss for the year	—	—	—	—	(5,002)	(113,159)	(118,161)
Proceeds from issue of shares	2	158,539	—	—	—	—	158,541
Equity-settled share-based payments (Note 28)	—	—	—	—	—	875	875
Deferred tax expense relating to share-based payments (Note 17)	—	—	—	—	—	(315)	(315)
Balance at 30 June 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890
Loss for the year	—	—	—	—	—	(33,023)	(33,023)
Movements on hedges	—	—	—	—	1,631	—	1,631
Tax expense relating to movements on hedges	—	—	—	—	(408)	—	(408)
Total comprehensive loss for the year	—	—	—	—	1,223	(33,023)	(31,800)
Proceeds from issue of shares	1	79,984	—	—	—	—	79,985
Equity-settled share-based payments (Note 28)	—	—	—	—	—	658	658
Balance at 30 June 2025	56	307,345	(21,305)	249,030	223	(341,616)	193,733

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
		2025	2024	2023
	Note	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	27.1	107,498	117,461	128,857
Interest paid		(37,198)	(37,225)	(31,952)
Interest received		3,350	1,686	496
Tax (paid)/refunded		(948)	3,749	(1,632)
Net cash inflow from operating activities		72,702	85,671	95,769
Cash flows from investing activities
Payments for property, plant and equipment		(44,721)	(17,511)	(15,611)
Payments for intangible assets(1)		(278,746)	(190,721)	(156,165)
Proceeds from sale of intangible assets(1)		48,792	37,028	31,616
Net cash outflow from investing activities		(274,675)	(171,204)	(140,160)
Cash flows from financing activities
Proceeds from borrowings		230,000	160,000	100,000
Repayment of borrowings		(100,000)	(230,000)	(100,000)
Proceeds from issue of shares		79,985	158,542	—
Principal elements of lease payments		(403)	(976)	(1,952)
Debt issue costs paid		—	(1,335)	—
Net cash inflow/(outflow) from financing activities		209,582	86,231	(1,952)
Effect of exchange rate changes on cash and cash equivalents		4,947	(3,168)	1,139
Net increase/(decrease) in cash and cash equivalents		12,556	(2,470)	(45,204)
Cash and cash equivalents at beginning of year		73,549	76,019	121,223
Cash and cash equivalents at end of year	21	86,105	73,549	76,019
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1	General information

Manchester United plc (the “Company”) and its subsidiaries (together the “Group”) is a men’s and women’s professional football club together with related and ancillary activities. The Company is incorporated under the Companies Act (as amended) of the Cayman Islands. The address of its principal executive office is Sir Matt Busby Way, Old Trafford, Manchester M16 0RA, United Kingdom. The Company’s shares are listed on the New York Stock Exchange.

These financial statements are presented in pounds sterling and all values are rounded to the nearest thousand (£’000) except when otherwise indicated.

These financial statements were approved by the board of directors on 18 September 2025.

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

Going concern

The Group has cash resources as of 30 June 2025 of £86.1 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 June 2025, the Group also has access to undrawn revolving facilities of £140 million.

The Group’s debt facilities include the $425 million senior secured notes and the $225 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 June 2025, the Group also had £160 million of outstanding loans under our revolving facilities, which had a total available balance of £300 million, expiring in June 2027. Subsequent to the year end, we increased our total available facilities to £350 million and extended the maturity date to 31 December 2029.

The Group’s secured notes and term loan mature in 2027 and 2029 respectively. As of 30 June 2025, the Group was in compliance with all covenants.

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

(iii)	New and amended standards and interpretations adopted by the Group

The following amendments to standards have been adopted by the Group for the first time for the year ended 30 June 2025:

●	Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
●	Leases on Sale and Leaseback (Amendment to IFRS 16)
●	Supplier Finance (Amendment to IAS 7 and IFRS 17)

The adoption of these amendments have not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

●	Presentation and Disclosure in Financial Statements (IFRS 18)
●	Lack of Exchangeability (Amendments to IAS 21)
●	Classification and Measurement of Financial Instruments (Amendment to IFRS 9 and IFRS 7)

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

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred
●	liabilities incurred to the former owners of the acquired business
●	equity interests issued by the Group
●	fair value of any asset or liability resulting from a contingent consideration arrangement; and
●	fair value of any pre-existing equity interest in the subsidiary.

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.2	Principles of consolidation (continued)

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

Acquisition-related costs are expensed as incurred.

The excess of the:

●	consideration transferred; and
●	acquisition date fair value of any previous interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase.

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

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.4	Foreign currency translation (continued)
(iii)	Exchange rates

The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2025	2024	2023	2025	2024	2023
Euro	1.1667	1.1799	1.1652	1.1908	1.1652	1.1524
US Dollar	1.3709	1.2643	1.2716	1.2972	1.2605	1.2081

2.5	Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in Note 4.

2.6	Employee benefits
(i)	Short-term obligations

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

3.1	Significant estimates and assumptions

The areas involving significant estimates are:

●	Estimate of minimum guarantee revenue recognition – see Note 4.3(i)
●	Estimate of value of registrations – see Note 16
●	Recognition of deferred tax assets – see Note 17; and
●	Recognition of tax related provisions – see Note 26

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

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2025	2024	2023
	£’000	£’000	£’000
Sponsorship	188,421	177,770	189,496
Retail, merchandising, apparel & products licensing revenue	144,853	125,106	113,390
Commercial	333,274	302,876	302,886
Domestic competitions	136,115	161,713	174,471
European competitions	31,084	53,812	28,504
Other	5,778	6,220	6,120
Broadcasting	172,977	221,745	209,095
Matchday	160,263	137,134	136,420
	666,514	661,755	648,401

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.1	Disaggregation of revenue from contracts with customers (continued)

Revenue derived from entities accounting for more than 10% of revenue in either 2025, 2024 or 2023 were as follows:

	2025	2024	2023
	£’000	£’000	£’000
Customer A	141,095	161,098	178,118
Customer B	87,877	90,051	76,169

All non-current assets are held within the United Kingdom.

4.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current
contract assets –
accrued revenue
£’000
At 1 July 2023	43,332
Recognized in revenue during the year	49,536
Cash received/amounts invoiced during the year	(53,090)
At 30 June 2024	39,778
Recognized in revenue during the year	19,528
Cash received/amounts invoiced during the year	(39,778)
At 30 June 2025	19,528

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current	Non-current
	contract	contract	Total contract
	liabilities –	liabilities –	liabilities –
	deferred	deferred	deferred
	revenue	revenue	revenue
	£’000	£’000	£’000
At 1 July 2023	(169,624)	(6,659)	(176,283)
Recognized in revenue during the year	178,853	—	178,853
Cash received/amounts invoiced during the year	(206,545)	—	(206,545)
Reclassified during the year	(1,312)	1,312	—
At 30 June 2024	(198,628)	(5,347)	(203,975)
Recognized in revenue during the year	198,628	—	198,628
Cash received/amounts invoiced during the year	(206,058)	—	(206,058)
Reclassified during the year	568	(568)	—
At 30 June 2025	(205,490)	(5,915)	(211,405)

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

In July 2023, we signed a 10-year extension to our agreement with adidas which began in August 2015 and now terminates in June 2035. The minimum guarantee payable over the term of this extended agreement is £750 million per the original term and an additional £900 million due under the extension, resulting in a total of £1,650 million, subject to certain adjustments. Payments due in a particular year may increase if the club’s men’s or women’s first teams win the Premier League or Women’s Super League, respectively, FA Cup or continental competitions with the maximum possible increase being £4.4 million per annum. Payments may decrease if the men’s first team fails to participate in the UEFA Champions League. Under the extended term, the agreement contains a clause to state that a £10 million deduction will be applied for each year of non-participation in the UEFA Champions League, commencing from the 2025/26 season. Our men’s first team did not qualify to participate in the 2025/26 UEFA Champions League resulting in a £10 million deduction to the contract price. Participation in the UEFA Champions League is typically secured via a top 4 finish in the Premier League or winning the UEFA Europa League, and revenue is recognized based on management’s estimate of how many non-participation events will occur over the life of the contract.

In line with IFRS 15, this estimate is considered at each reporting date. The total revenue of this contract including the impact of any estimated deduction in respect of the Champions League clause is recognized evenly over the life of the contract and the impact of changing the estimated deduction by one year on revenue recognized in any one financial year is £0.8 million.

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

Notes to the consolidated financial statements (continued)

5	Operating expenses

	2025	2024	2023
	£’000	£’000	£’000
Employee benefit expenses (Note 7)	(313,256)	(364,719)	(331,374)
Short-term and low value leases	(236)	(258)	(379)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(615)	(670)	(588)
Auditors’ remuneration: audit of the Company’s subsidiaries	(117)	(190)	(165)
Auditors’ remuneration: audit-related services	(45)	(20)	(17)
Auditors’ remuneration: tax compliance and tax advice services	(6)	(12)	(10)
Foreign exchange losses on operating activities	(3,594)	(2,041)	(2,989)
Depreciation - property, plant and equipment (Note 13)	(15,676)	(14,998)	(11,876)
Depreciation – right-of-use assets (Note 14)	(1,046)	(1,248)	(1,692)
Depreciation - investment properties (Note 15)	(280)	(280)	(280)
Amortization – intangible assets (Note 16)	(196,373)	(190,123)	(172,684)
Sponsorship, other commercial and broadcasting costs	(14,459)	(16,645)	(16,102)
Retail, merchandising and e-commerce costs	(36,571)	(11,518)	(9,981)
External Matchday costs	(33,953)	(29,940)	(37,750)
Travel and entertaining costs	(8,811)	(13,708)	(15,835)
Legal, professional and consultancy costs	(12,567)	(15,697)	(18,178)
Property and utility costs	(31,120)	(33,666)	(34,008)
Other operating expenses (individually less than £10,000,000)	(28,335)	(25,019)	(27,209)
Exceptional items (Note 6)	(36,626)	(47,778)	—
	(733,686)	(768,530)	(681,117)

6	Exceptional items

	2025	2024	2023
	£’000	£’000	£’000
Club restructuring and redundancy costs	(19,731)	—	—
Costs associated with loss of office	(16,895)	(12,334)	—
Costs related to strategic review and share sale agreement with Trawlers Limited	—	(34,574)	—
Football League pension scheme deficit (Note 29)	—	(870)	—
	(36,626)	(47,778)	—

Exceptional items for the year ended 30 June 2025 comprises costs related to the club’s operational transformation plan, including two redundancy programs, as well as costs associated with the departure of former men’s first team manager Erik ten Hag and various members of football and senior staff.

Exceptional items for the year ended 30 June 2024 is comprised of costs related to the Trawlers Transaction and compensation for loss of office charges for changes in management as a result of the transaction. Additionally, exceptional items for the year ended 30 June 2024 include a charge in relation to the revised deficit of The Football League Pension scheme pursuant to the latest triennial actuarial valuation.

(i)	Accounting policy

Exceptional items are disclosed separately in the financial statements where necessary to provide further understanding of the financial performance of the Group and their inclusion would not be indicative of the ordinary trading performance of the business. They are material items of income or expense that have been shown separately due to the significance of their nature or amount.

Notes to the consolidated financial statements (continued)

7	Employee benefit expenses

7.1Employee benefit expenses and average number of people employed

	2025	2024	2023
	£’000	£’000	£’000
Wages and salaries (including bonuses)	(271,568)	(316,341)	(288,451)
Social security costs	(35,755)	(41,435)	(35,057)
Share-based payments (Note 28)	(1,581)	(1,969)	(3,386)
Pension costs – defined contribution schemes (Note 29.2)	(4,352)	(4,974)	(4,480)
	(313,256)	(364,719)	(331,374)
Termination benefits recognised in exceptional items (Note 6)	(34,579)	(12,334)	—
Total employee benefit expenses including exceptional items	(347,835)	(377,053)	(331,374)

Details of the pension arrangements offered by the Company and the Group are disclosed in Note 29.

The average number of employees during the year, including directors, was as follows:

	2025	2024	2023
	Number	Number	Number
By activity:
Football – men’s and women’s players	133	136	131
Football - technical and coaching	164	193	192
Commercial	129	170	160
Media	82	111	104
Administration and other	424	530	525
Average number of employees	932	1,140	1,112

The Group also employs approximately 2,238 temporary staff to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford (2024: 2,875; 2023: 2,517), the costs of which are included in the employee benefit expense above.

7.2Key management compensation

Key management includes directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2025	2024	2023
	£’000	£’000	£’000
Short-term employee benefits	(6,709)	(2,938)	(4,838)
Share-based payments	(1,206)	(2,341)	(2,349)
Termination benefits	—	(5,725)	—
Post-employment benefits	—	(26)	(8)
	(7,915)	(11,030)	(7,195)

Notes to the consolidated financial statements (continued)

8	Profit on disposal of intangible assets

	2025	2024	2023
	£’000	£’000	£’000
Profit on disposal of registrations	48,742	36,516	20,424
Player loan income	—	906	—
	48,742	37,422	20,424

9	Net finance costs

	2025	2024	2023
	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(1,331)	(1,247)	(3,076)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(35,730)	(35,298)	(30,671)
Interest payable on lease liabilities (Note 14)	(638)	(681)	(208)
Amortization of issue costs on secured term loan facility, senior secured notes and revolving credit facilities	(1,938)	(1,551)	(745)
Foreign exchange losses on retranslation of unhedged US dollar borrowings(1)	—	(2,755)	—
Unwinding of discount relating to registrations	(16,712)	(15,593)	(8,326)
Interest on provisions	—	—	(287)
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(2,639)	(6,742)	(1,604)
Total finance costs	(58,988)	(63,867)	(44,917)
Interest receivable on short-term bank deposits	3,350	1,686	728
Foreign exchange gains on retranslation of unhedged US dollar borrowings(2)	22,931	—	22,375
Interest on release of provisions	73	26	—
Hedge ineffectiveness on cash flow hedges	11,400	784	420
Total finance income	37,754	2,496	23,523
Net finance costs	(21,234)	(61,371)	(21,394)
(1)	Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.

Notes to the consolidated financial statements (continued)

10	Income tax credit

	2025	2024	2023
	£’000	£’000	£’000
Current tax:
Current tax on loss for the year	(230)	(270)	(217)
Adjustment in respect of previous years	54	23	(116)
Foreign tax	(911)	(1,747)	(572)
Total current tax expense	(1,087)	(1,994)	(905)
Deferred tax:
UK deferred tax:
Origination and reversal of temporary differences	8,066	19,663	5,176
Adjustment in respect of previous years	(338)	(104)	(375)
Total UK deferred tax credit (Note 17)	7,728	19,559	4,801
Total income tax credit	6,641	17,565	3,896

A reconciliation of the total income tax credit is as follows:

	2025	2024	2023
	£’000	£’000	£’000
Loss before income tax	(39,664)	(130,724)	(32,574)
Loss before tax multiplied by UK corporation tax rate of 25.0% (2024: 25.0% - UK corporation tax rate; 2023: 20.5% - weighted average UK corporation tax rate)	9,916	32,681	6,678
Tax effects of:
Adjustment in respect of previous years	(284)	(82)	(491)
Expenses not deductible for tax purposes(1)	(2,080)	(13,287)	(2,650)
Irrecoverable foreign tax credits	(911)	(1,747)	(572)
Impact of change in UK Corporation tax rate(2)	—	—	931
Total income tax credit	6,641	17,565	3,896
(1)	The tax effect of expenses not deductible for tax purposes amounted to £13,287,000 in the fiscal year ending 30 June 2024. The significant increase in the year ending 30 June 2024 is due to strategic review costs which have been recognised in Manchester United plc. As Manchester United Plc is not in the UK tax net these costs were not tax deductible.
(2)	The credit of £931,000 arising in the fiscal year ended 30 June 2023 was a result of UK deferred tax being recognized at the UK corporation tax rate of 25% but the total tax credit reconciliation being performed at the weighted average tax rate for the year of 20.5%, resulting in a reconciling item.

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive (loss)/income:

	2025	2024	2023
	£’000	£’000	£’000
UK deferred tax (Note 17)	(408)	1,667	(1,018)
Total income tax (expense)/credit recognized in other comprehensive (loss)/income	(408)	1,667	(1,018)

Pillar Two legislation has been enacted or substantively enacted in jurisdictions the Group operates in. The legislation was effective from 1 July 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of potential exposure to Pillar Two income taxes. This assessment is based on the most recent tax filings and forecasts, and based on this assessment, the Pillar Two effective tax rates in the jurisdictions in which the Group operates are above 15% or the transitional safe harbor relief applies. Therefore, the Group has not recognized anything in relation to Pillar Two top-up taxes.

Notes to the consolidated financial statements (continued)

11	Loss per share

	2025	2024	2023
Loss for the year (£’000)	(33,023)	(113,159)	(28,678)
Basic loss per share (pence)	(19.32)	(68.44)	(17.59)
Diluted loss per share (pence)(1)	(19.32)	(68.44)	(17.59)

(i)	Basic loss per share

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

(iii)	Weighted average number of shares used as the denominator

	2025	2024	2023
	Number	Number	Number
	‘000	‘000	‘000
Class A ordinary shares (1)	57,225	56,091	54,537
Class B ordinary shares (1)	115,389	110,937	110,208
Treasury shares	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	170,931	165,345	163,062
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(2)	—	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(2)	170,931	165,345	163,062
(1)	The increase in Class A and Class B ordinary shares is a result of the transaction agreement with INEOS. See Note 6 and Note 22 for further detail.
(2)	For the years ended 30 June 2025, 30 June 2024 and 30 June 2023, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

12	Dividends

Dividends paid in the year were $nil/£nil (2024: $nil/£nil; 2023: $nil/£nil).

Notes to the consolidated financial statements (continued)

13	Property, plant and equipment

	Freehold	Plant and	Fixtures	Assets under
	property	machinery	and fittings	construction	Total
	£’000	£’000	£’000	£’000	£’000
At 1 July 2023
Cost	287,413	46,706	75,873	—	409,992
Accumulated depreciation	(66,677)	(35,094)	(54,939)	—	(156,710)
Net book amount	220,736	11,612	20,934	—	253,282
Year ended 30 June 2024
Opening net book amount	220,736	11,612	20,934	—	253,282
Additions	2,786	4,784	10,264	—	17,834
Depreciation charge	(3,489)	(4,982)	(6,527)	—	(14,998)
Closing net book amount	220,033	11,414	24,671	—	256,118
At 30 June 2024
Cost	289,943	45,809	78,889	—	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	—	(158,523)
Net book amount	220,033	11,414	24,671	—	256,118
Year ended 30 June 2025
Opening net book amount	220,033	11,414	24,671	—	256,118
Additions	—	2,649	7,236	42,007	51,892
Depreciation charge	(3,479)	(5,427)	(6,770)	—	(15,676)
Closing net book amount	216,554	8,636	25,137	42,007	292,334
At 30 June 2025
Cost	289,943	43,560	84,079	42,007	459,589
Accumulated depreciation	(73,389)	(34,924)	(58,942)	—	(167,255)
Net book amount	216,554	8,636	25,137	42,007	292,334

(i)	Assets pledged as security

Property, plant and equipment with a net book amount of £211,132,000 (2024: £212,148,000) has been pledged to secure the revolving facilities, the secured term loan facility and senior secured notes borrowings of the Group (see Note 25).

(ii)	Depreciation methods and useful lives

Land is not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

See Note 2.11 for the other accounting policies relevant to property, plant and equipment, and Note 2.10 for the Group’s policy regarding impairments.

(iii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to property, plant and equipment.

Notes to the consolidated financial statements (continued)

14	Leases
(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	2025	2024
	£’000	£’000
Property	6,879	7,740
Plant and machinery	266	455
Total	7,145	8,195

Additions to right-of-use assets in the year amounted £81,000 (2024: £749,000).

Lease liabilities:

	2025	2024
	£’000	£’000
Current	572	934
Non-current	7,899	7,707
Total lease liabilities	8,471	8,641

The following table provides an analysis of the movements in lease liabilities:

£’000
As at 1 July 2023	8,880
Cash flows	(1,669)
Additions	749
Accretion expense	681
As at 30 June 2024	8,641
Cash flows	(889)
Additions	81
Accretion expense	638
As at 30 June 2025	8,471

Notes to the consolidated financial statements (continued)

14	Leases (continued)
(ii)	Amounts recognized in the consolidated statement of profit or loss:

	2025	2024	2023
	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(776)	(847)	(1,243)
Plant and machinery	(270)	(401)	(449)
	(1,046)	(1,248)	(1,692)
Interest expense (included in finance cost)	(638)	(681)	(208)
Expense relating to short-term leases (included in operating expenses)	(236)	(258)	(379)

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

Notes to the consolidated financial statements (continued)

15	Investment properties

£’000
At 1 July 2023
Cost	32,193
Accumulated depreciation and impairment	(12,200)
Net book amount	19,993
Year ended 30 June 2024
Opening net book amount	19,993
Depreciation charge	(280)
Closing net book amount	19,713
At 30 June 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713
Year ended 30 June 2025
Opening net book amount	19,713
Depreciation charge	(280)
Closing net book amount	19,433
At 30 June 2025
Cost	32,193
Accumulated depreciation and impairment	(12,760)
Net book amount	19,433

(i)	Other amounts recognized in profit or loss for investment properties

	2025	2024
	£’000	£’000
Rental revenue	2,137	1,965
Direct operating (expenses)/credits from properties, all of which generated rental revenue	(742)	81

The future minimum rentals receivable under non-cancellable operating leases are disclosed in Note 32.2.

(ii)	Carrying value of investment properties

Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2025 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2025 was £40,855,000 (2024: £36,865,000). The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

(iii)	Contractual commitments

The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2024: not material).

Notes to the consolidated financial statements (continued)

16	Intangible assets

			Other intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2023
Cost	421,453	924,829	22,164	1,368,446
Accumulated amortization	—	(539,944)	(16,120)	(556,064)
Net book amount	421,453	384,885	6,044	812,382
Year ended 30 June 2024
Opening net book amount	421,453	384,885	6,044	812,382
Additions	—	220,728	4,617	225,345
Disposals	—	(10,040)	—	(10,040)
Amortization charge	—	(186,994)	(3,129)	(190,123)
Closing book amount	421,453	408,579	7,532	837,564
At 30 June 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	—	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564
Year ended 30 June 2025
Opening net book amount	421,453	408,579	7,532	837,564
Additions	—	342,960	3,388	346,348
Disposals	—	(21,082)	—	(21,082)
Amortization charge	—	(193,109)	(3,264)	(196,373)
Closing book amount	421,453	537,348	7,656	966,457
At 30 June 2025
Cost	421,453	1,102,880	30,169	1,554,502
Accumulated amortization	—	(565,532)	(22,513)	(588,045)
Net book amount	421,453	537,348	7,656	966,457

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

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2024: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 11.3% (2024: 11.6%) for each period and certain assumptions around progression in domestic and UEFA club competitions, notably the Champions League.

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

●	increase the discount rate by 2% (post-tax);
●	more prudent assumptions around qualification for European competitions; and
●	increase future capital expenditure.

In each of these scenarios the estimated recoverable amount substantially exceeds the carrying value for the cash generating unit and accordingly no impairment was identified.

Having assessed the future anticipated cash flows, management believes that any reasonably possible changes in key assumptions would not result in an impairment of goodwill.

The costs associated with the acquisition of players’ and key football management staff registrations are capitalized at the value of the consideration payable, being the discounted value of cashflows payable under the relevant agreements. This discount is then unwound through finance costs over the life of each contract. Costs include transfer fees, Premier League levy fees, agents’ fees incurred by the club and other directly attributable costs. Costs also include the estimated value of any consideration, which is primarily payable to the player’s former club (with associated levy fees payable to the Premier League), once payment becomes probable. Subsequent reassessments of the amount of contingent consideration payable are also included in the cost of the player’s and key football management staff registration.

Registration costs are fully amortized using the straight-line method over the period covered by the player’s and key football management staff contract. Where a contract is extended, any costs associated with securing the extension are added to the unamortized balance (at the date of the amendment) and the revised book value is amortized over the remaining revised contract life.

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

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Significant estimates — value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2025 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

The unamortized balance of existing registrations as of 30 June 2025 was £537.3 million (2024: £408.6 million), of which £194.9 million (2024: £166.8 million) is expected to be amortized in the year ending 30 June 2026 (2024: year ending 30 June 2025). The remaining balance is expected to be amortized over the four years to 30 June 2030 (2024: three years to 30 June 2028). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to other intangible assets.

(iii)	Internally generated other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2025 was £2,103,000 and £2,103,000 respectively (2024: £2,103,000 and £2,103,000 respectively).

17	Deferred tax

Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2025	2024
	£’000	£’000
UK deferred tax assets	24,927	17,607

The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2025	2024
	£’000	£’000
At 1 July	17,607	(3,304)
Credited to statement of profit or loss (Note 10)	7,728	19,559
(Expensed)/credited to other comprehensive income (Note 10)	(408)	1,667
Expense relating to share-based payments(1)	—	(315)
At 30 June	24,927	17,607

Notes to the consolidated financial statements (continued)

17	Deferred tax (continued)

The movement in US net deferred tax assets are as follows:

		Unrealized
	Net operating	foreign exchange
	losses and interest	and derivative	Property, plant	Foreign tax
	restriction	movements	and equipment	credits	Total
	£’000	£’000	£’000	£’000	£’000
At 1 July 2023	(6,976)	2,796	4,180		—
Expensed/(credited) to statement of profit or loss (Note 10)	2,699	(2,796)	97		—
At 30 June 2024	(4,277)	—	4,277		—
(Credited)/expensed to statement of profit or loss (Note 10)	(15,144)	—	(65)	15,209	—
At 30 June 2025	(19,421)	—	4,212	15,209	—
(1)	Expenses relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date – see consolidated statement of changes in equity above.

The movement in UK net deferred tax assets/ (liabilities) are as follows:

	Accelerated		Non	Property	Net
	tax		qualifying	fair value	operating
	depreciation	Intangibles	property	adjustment	losses	Other(1)	Total(2)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2023	(1,602)	(15,737)	(17,472)	(16,180)	46,508	1,179	(3,304)
(Expensed)/credited to statement of profit or loss (Note 10)	(1,857)	(6,845)	5	631	25,124	2,501	19,559
Credited to other comprehensive income (Note 10)	—	—	—	—	250	1,417	1,667
Expense relating to share based payments	—	—	—	—	—	(315)	(315)
At 30 June 2024	(3,459)	(22,582)	(17,467)	(15,549)	71,882	4,782	17,607
(Expensed)/credited to statement of profit or loss (Note 10)	(1,676)	(4,677)	5	631	15,287	(1,842)	7,728
Expensed to other comprehensive income (Note 10)	—	—	—	—	(132)	(276)	(408)
At 30 June 2025	(5,135)	(27,259)	(17,462)	(14,918)	87,037	2,664	24,927
(1)	The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2026.
(2)	Of the total deferred tax assets, £24,927,000 is expected to be settled after more than one year.

Notes to the consolidated financial statements (continued)

17Deferred tax (continued)

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management uses “base case” approved forecasts which incorporate a number of assumptions, particularly around the performance of our Commercial revenue sector, including a prudent level of future uncontracted revenues in the forecast period, Broadcasting revenue assumptions around improved performance in domestic and UEFA club competitions, notably the Premier League and the UEFA Champions League, and Matchday revenue assumptions, notably attendances and matchday hospitality sales. These forecasts also take into account various cost-saving initiatives instigated by management in the years ended 30 June 2025 and 30 June 2024. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in a longer timeframe over which our deferred tax assets are recognizable or a limitation on the amount of deferred tax assets that are recoverable.

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

At 30 June 2025 there is an unrecognized US deferred tax asset of £97,278,000 which is detailed below (2024: £94,280,000 in respect of foreign tax credits in the US):

General
		Net operating	accruals not	Salary not
		losses and	paid within	paid with
	Foreign tax	interest	8.5 months	2.5 months	Research and
	credits	restriction	of year end	of year end	development	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Unrecognized US deferred tax asset	13,547	69,274	5,291	2,230	2,511	4,425	97,278

At 30 June 2025, the Group had no unrecognized UK deferred tax assets (2024: £nil).

18	Inventories

	2025	2024
	£’000	£’000
Finished goods	13,053	3,543

(i)	Accounting policy

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

Inventories recognized as an expense during the year ended 30 June 2025 amounted to £38,726,000 (2024: £13,043,000; 2023: £12,307,000). These were included in operating expenses.

Write down of inventories to net realizable value amounted to £264,000 (2024: £466,000; 2023: £244,000). These were recognized as an expense during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

Reversal of previous inventory write-down amounted to £466,000 (2024: £244,000 2023: £119,000). These were recognized as a credit during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

19	Trade receivables

	2025	2024
	£’000	£’000
Trade receivables	197,532	75,914
Less: provision for impairment of trade receivables	(20,385)	(10,985)
Net trade receivables	177,147	64,929
Less: non-current portion
Trade receivables	43,419	27,930
Current trade receivables	133,728	36,999

(i)	Accounting policy

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

Net trade receivables include transfer fees receivable from other football clubs of £102,614,000 (2024: £59,845,000) of which £43,419,000 (2024: £27,930,000) is receivable after more than one year. Net trade receivables also include £47,270,000 (2024: £5,753,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities — deferred revenue.

(iii)	Fair value of trade receivables

Gross contractual trade receivables pre discounting as at 30 June 2025 were £184,522,000 (2024: £67,198,000).

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in Note 30.

Notes to the consolidated financial statements (continued)

20	Derivative financial instruments

The Group has the following derivative financial instruments:

	2025		2024
	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000
Used for hedging:
Forward foreign exchange contracts	472	(5,875)	—	(7,514)
At fair value through profit or loss:
Embedded foreign exchange derivatives	—	(127)	2,297	—
	472	(6,002)	2,297	(7,514)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	—	(2,599)	—	(4,911)
At fair value through profit or loss:
Embedded foreign exchange derivatives	—	—	380	—
Non-current derivative financial instruments	—	(2,599)	380	(4,911)
Current derivative financial instruments	472	(3,403)	1,917	(2,603)

(i)	Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 – the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
●	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
(ii)	Valuation techniques used to determine fair value

All of the financial instruments detailed above are included in Level 2. Specific valuation techniques used to value financial instruments include:

●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●	The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value; and
●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value.

Notes to the consolidated financial statements (continued)

21	Cash and cash equivalents

	2025	2024
	£’000	£’000
Cash at bank and in hand	86,105	73,549

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 30 June 2023	164,842	53
Trawlers Limited investment – issue of shares	6,061	2
Employee share-based compensation awards — issue of shares	98	—
At 30 June 2024	171,001	55
INEOS Limited investment – issue of shares	3,030	1
Employee share-based compensation awards — issue of shares	81	—
At 30 June 2025	174,112	56

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

In connection with the Trawlers Transaction, the Company issued 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on 18 December 2024 for an aggregate subscription price of $100 million. This is in addition to the 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares issued to Trawlers Limited for an aggregate subscription price of $200 million in February 2024. On 18 December 2024, Trawlers Limited transferred its entire shareholding to INEOS Limited (the “Transfer”). As a result of the Transfer, Trawlers ceased to be the record and beneficial owner of the shares and INEOS became the sole record and beneficial owner of the Class A ordinary shares. INEOS is co-owned by Chairman James A. Ratcliffe, Andrew Currie and John Reece, who each hold voting and investment power over the ordinary shares held by INEOS.

As of 30 June 2025, the Company’s issued share capital comprised 57,763,582 (2024: 56,699,344) Class A ordinary shares and 116,348,173 (2024: 114,301,320) Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of
	shares
	(thousands)	£’000
At 30 June 2025 and 30 June 2024	1,683	21,305

Notes to the consolidated financial statements (continued)

24	Trade and other payables

	2025	2024
	£’000	£’000
Trade payables	474,322	341,288
Other payables	12,660	9,734
Accrued expenses	57,204	52,257
Social security and other taxes	20,419	21,645
	564,605	424,924
Less: non-current portion
Trade payables	205,163	175,835
Other payables	196	59
Non-current trade and other payables	205,359	175,894
Current trade and other payables	359,246	249,030

(i)	Accounting policy

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

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £447,131,000 (2024: £331,418,000) of which £205,153,000 (2024: £175,835,000) is due after more than one year. Of the amount due after more than one year, £140,093,000 (2024: £106,636,000) is expected to be paid between 1 and 2 years, and the balance of £65,070,000 (2024: £69,199,000) is expected to be paid between 2 and 5 years.

(iii)	Amounts included in accrued expenses

Accrued expenses include £923,000 (2024: £1,095,000) related to share-based payment transactions expected to be cash-settled.

(iv)	Fair value of trade payables

Gross contractual trade payables pre discounting as at 30 June 2025 were £501,195,000 (2024: £362,230,000). The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (continued)

25	Borrowings

	2025	2024
	£’000	£’000
Senior secured notes	308,914	334,538
Secured term loan facility	162,941	176,509
Revolving facilities	160,000	30,000
Accrued interest on senior secured notes and revolving facilities	5,119	5,574
	636,974	546,621
Less: non-current portion
Senior secured notes	308,914	334,538
Secured term loan facility	162,941	176,509
Non-current borrowings	471,855	511,047
Current borrowings	165,119	35,574

(i)	Secured borrowings and assets pledged as security

The senior secured notes of £308,914,000 (2024: £334,538,000) is stated net of unamortized issue costs amounting to £1,098,000 (2024: £1,615,000). The outstanding principal amount of the senior secured notes is $425,000,000 (2024: $425,000,000). The senior secured notes have a fixed coupon rate of 3.79% per annum and interest is paid semi-annually. The senior secured notes mature on 25 June 2027. The carrying value of the Group’s senior secured notes is considered to be a reasonable approximation of their fair value.

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

The secured term loan facility of £162,941,000 (2024: £176,509,000) is stated net of unamortized issue costs amounting to £1,186,000 (2024: £1,456,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2024: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 26 August 2029, although the Group has the option to repay the secured term loan facility at any time before then.

The secured term loan facility was provided to our wholly-owned subsidiary, Manchester United Football Club Limited, and is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and is secured against substantially all of the assets of each of those entities. These entities are all wholly-owned subsidiaries of Manchester United plc. As of 30 June 2025, the Group also had £160,000,000 (2024: £30,000,000) in outstanding loans and £140,000,000 (2024: £270,000,000) in borrowing capacity under our revolving facilities. Subsequent to the year-end, our revolving facilities were amended by consolidating all funds into a single syndicate. The new facility expires on 31 December 2029, compared to 25 June 2027 under our previous facilities, with total available funds of £350,000,000, compared to £300,000,000 under our previous facilities.

Notes to the consolidated financial statements (continued)

25Borrowings (continued)

(i)Secured borrowings and assets pledged as security (continued)

The revolving facility is guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited, MU Finance Limited and Manchester United Football Club Limited and secured against substantially all of the assets of those entities. These entities are wholly-owned subsidiaries of Manchester United plc.

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

(ii)Compliance with covenants

The Group has complied with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2025 and 2024 reporting periods.

26Provisions

	Tax(1)	Other(2)	Total
	£’000	£’000	£’000
At 1 July 2023	12,063	876	12,939
Movement in provisions	(4,728)	(416)	(5,144)
At 30 June 2024	7,335	460	7,795
Movement in provisions	2,821	5,361	6,939
At 30 June 2025	10,156	5,821	15,977
Less: non-current portion
Provisions	—	—	—
Current provisions	10,156	5,821	15,977

(1) Tax provision

Provision in respect of player related tax matters. The timing of cash outflows is by its nature uncertain but it is management’s best estimate that these will be made within the next 12 months.

(2) Other provision

Other provisions comprises management’s best estimates of a number of individually immaterial future liabilities. The amounts and timing of cash outflows are by their nature uncertain.

Notes to the consolidated financial statements (continued)

27	Cash flow information

27.1 Cash generated from operations

		2025	2024	2023
	Note	£’000	£’000	£’000
Loss before income tax		(39,664)	(130,724)	(32,574)
Adjustments for:
Depreciation	13, 14, 15	17,002	16,526	13,848
Amortization	16	196,373	190,123	172,684
Profit on disposal of intangible assets	8	(48,742)	(37,422)	(20,424)
Net finance costs	9	21,234	61,371	21,394
Non-cash employee benefit expense - equity-settled share-based payments	28	658	875	1,753
Foreign exchange losses on operating activities		3,594	2,041	2,989
Reclassified from hedging reserve		(1,322)	—	267
Changes in working capital:
Inventories		(9,510)	(378)	(965)
Prepayments		113	(1,726)	(1,704)
Contract assets – accrued revenue		20,250	3,554	(7,093)
Trade receivables(1)		(86,244)	2,358	24,433
Other receivables		(10,959)	7,193	(8,359)
Contract liabilities – deferred revenue		7,430	27,692	(6,261)
Trade and other payables(1)		28,995	(18,904)	(31,139)
Provisions		8,290	(5,118)	8
Cash generated from operations		107,498	117,461	128,857
(1)	These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:
●	a increase in changes to trade receivables of £25,974,000 (2024: increase of £13,817,000; 2023: decrease of £1,064,000); and
●	an increase in changes to trade and other payables of £110,686,000 (2024: increase of £46,215,000; 2023: increase of £105,818,000).
27.2	Net debt reconciliation

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

Notes to the consolidated financial statements (continued)

27Cash flow information (continued)

27.2	Net debt reconciliation (continued)

The following table provides an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current	Current	Cash and cash
	borrowings	borrowings	equivalents	Total
	£’000	£’000	£’000	£’000
Net debt at 1 July 2023	507,335	105,961	(76,019)	537,277
Cash flows	—	(109,378)	(698)	(110,076)
Other changes	3,712	38,991	3,168	45,871
Net debt at 30 June 2024	511,047	35,574	(73,549)	473,072
Cash flows	—	93,921	(7,609)	86,312
Other changes	(39,192)	35,624	(4,947)	(8,515)
Net debt at 30 June 2025	471,855	165,119	(86,105)	550,869

Other changes in non-current borrowings primarily relate to foreign exchange gains or losses arising on re-translation of the US dollar denominated secured term loan facility and senior secured notes, and the incurrence and amortization of debt issue costs.

Other changes in current borrowings primarily relate to interest incurred on the Group’s borrowings, with the payments in relation to this accrued interest shown in the cash flows column.

28	Share-based payments

The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,704,400 remain available for issuance.

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

Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

	Number of Class A ordinary shares
		Net settlement
	Gross award	(post tax)
At 1 July 2024	217,640	116,279
Awarded	180,441	95,162
Vested	(152,437)	(80,788)
Forfeited	(16,343)	(9,117)
At 30 June 2025	229,301	121,536

The fair value of the shares awarded during the year was $17.81 (£12.99) (2024: $15.92 (£12.59)) per share. Awards made in the year ended 30 June 2025 were approved by the Remuneration Committee subsequent to the year-end date.

For the year ended 30 June 2025, the Group recognized total expenses related to share-based payments of £1,581,000 (2024: £1,969,000; 2023: £3,386,000). Shares vesting in the year are net settled, resulting in total expenses related to equity-settled share-based payment transactions of £658,000 (2024: £875,000; 2023: £1,753,000) and total expenses related to cash-settled share-based payment transactions of £923,000 (2024: £1,094,000; 2023: £1,633,000).

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

A charge of £870,000 was made to the statement of profit or loss during the year ended 30 June 2024, representing the present value of additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme. No such charge was made in the year ended 30 June 2025.

The Group currently pays total contributions of £580,000 per annum which will increase by 5% in September 2025. Based on the actuarial valuation assumptions, this will be sufficient to pay off the deficit by 31 October 2026.

As of 30 June 2025, the present value of the Group’s outstanding contributions (i.e. its future liability) is £782,000 (2024: £1,362,000). Of this balance, £586,000 is expected to be settled within one year.

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

29.2 Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2025 amounted to £4,352,000 (2024: £4,974,000; 2023: £4,480,000). As at 30 June 2025, contributions of £617,000 (2024: £714,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)Market risk

(i)Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

●	Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2025 the Group recognized a total of €37.4 million of revenue denominated in Euros (2024: €63.0 million; 2023: €32.9 million). The Group ordinarily seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.
●	Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2025 the Group recognized a total of $104.7 million of revenue denominated in US dollars (2024: $93.7 million; 2023: $98.0 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see Note 30.2 below).
●	Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see Note 25). At 30 June 2025 the secured term loan facility and senior secured notes included principal amounts of $650.0 million (2024: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see Note 30.2 below). Interest is paid on these borrowings in US dollars. Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavorable impact that foreign exchange volatility may have on our cash flows.
●	Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.
●	Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2025				2024
	Average				Average
	exchange	Foreign	Notional	Fair	exchange	Foreign	Notional	Fair
	rate	currency	value	value	rate	currency	value	value
		€’000	£’000	£’000		€’000	£’000	£’000
Buy Euro	1.111	(163,419)	(147,584)	(5,830)	1.104	(187,803)	(170,540)	(8,506)

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(i)Foreign exchange risk (continued)

The Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2025, the fair value of such derivatives was an asset of £nil and a liability of £127,000 (2024: asset of £2,297,000 and liability of £nil).

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

The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2025		2024
	Euro	US Dollar	Euro	US Dollar
	£’000	£’000	£’000	£’000
Contract assets – accrued revenue	1,205	469	2,322	1,113
Trade receivables	67,152	6,244	18,992	4,208
Cash and cash equivalents	24,415	22,611	16,009	8,576
Derivative financial assets	—	—	—	2,297
Trade and other payables	(319,649)	(432)	(202,836)	(460)
Borrowings	—	(476,948)	—	(516,604)
	(226,877)	(448,056)	(165,513)	(500,870)

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity of equity and post-tax profit as at 30 June 2025 was as follows:

●	if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £16.6 million higher (2024: £12.8 million higher).
●	if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £20.4 million lower (2024: £15.6 million lower).
●	if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £32.8 million higher (2024: £38.6 million higher).
●	if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £40.2 million lower (2024: £47.2 million lower).

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

In the past, the Group has managed its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. As of 30 June 2025, the Group does not have any interest rate swaps in place.

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

Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2025	2024
	£’000	£’000
Neither past due nor impaired	157,747	49,537
Past due, not impaired	19,400	15,392
Not past due, impaired	—	260
Past due, impaired	20,385	10,725
Gross trade receivables	197,532	75,914

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

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

b)Credit risk (continued)

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £177,147,000 (2024: £64,929,000), £102,614,000 (2024: £59,845,000) relates to amounts receivable from various other football clubs in relation to player trading.

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

The closing provision for impairment of trade receivables as of 30 June 2025 reconciles to the opening provision for impairment as follows:

	2025	2024
	£’000	£’000
Provision as of 1 July	10,985	16,259
Increase in provision recognized in profit or loss during the year	519	387
Unused amount reversed – cash received	(81)	(111)
Receivables written off during the year as uncollectible(1)	(584)	(12,228)
Receivables offset against contract liabilities - deferred revenue	9,546	6,665
Foreign exchange gains on retranslation recognized in profit or loss during the year	—	13
Provision as of 30 June	20,385	10,985
(1)	This balance includes receivables immediately written off as part of a contract variation signed with a commercial partner.

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. The creation and release of provision for impaired receivables have been included in ‘other operating expenses’ in the statement of profit or loss.

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

Surplus cash held by the operating entities over and above that required for working capital management are invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2025, the Group held cash and cash equivalents of £86,105,000 (2024: £73,549,000).

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	340,948	152,573	76,286	—
Borrowings	191,890	341,904	209,416	—
Lease liabilities	971	1,223	3,366	6,198
	533,809	495,700	289,068	6,198
Non-trading derivative financial instruments(2):
Cash outflow	2,833	2,208	789	—
At 30 June 2025	536,642	497,908	289,857	6,198

Trade and other payables excluding social security and other taxes(1)	225,657	113,748	81,937	—
Borrowings	57,665	27,665	567,432	—
Lease liabilities	1,619	1,277	2,930	6,698
	284,941	142,690	652,299	6,698
Non-trading derivative financial instruments(2):
Cash outflow	2,622	2,916	2,969	—
At 30 June 2024	287,563	145,606	655,268	6,698
(1)	Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.
(2)	Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

30.2 Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2025 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance income/costs). The table below details the net borrowings being hedged at the reporting date:

	2025	2024
	$’000	$’000
USD borrowings	650,000	650,000
Hedged USD cash	(32,500)	(9,500)
Net USD debt	617,500	640,500
Hedged future USD revenues	(250,000)	(172,500)
Unhedged USD borrowings(1)	367,500	468,000
Closing exchange rate	1.3709	1.2643
(1)

A further portion of the profit and loss exposure (within net finance costs) on unhedged USD borrowings is naturally offset by the fair value of foreign exchange based embedded derivatives in host Commercial revenue contracts.

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

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

30.2 Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US
	dollar	Interest		Total,		Total,
	revenues	rate swap	Other	before tax	Tax	after tax
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2022	(1,163)	2,458	7,520	8,815	(7,865)	950
Exchange differences on hedged foreign exchange risks	1,004	—	1,084	2,088	—	2,088
Reclassified to profit or loss	287	—	(20)	267	—	267
Change in fair value	—	1,715	—	1,715	—	1,715
Tax relating to above	—	—	—	—	(1,018)	(1,018)
Movement recognized in other comprehensive income	1,291	1,715	1,064	4,070	(1,018)	3,052
Balance at 30 June 2023	128	4,173	8,584	12,885	(8,883)	4,002
Exchange differences on hedged foreign exchange risks	(880)	—	(3,602)	(4,482)	—	(4,482)
Reclassified to profit or loss	332	—	1,654	1,986	—	1,986
Change in fair value	—	(4,173)	—	(4,173)	—	(4,173)
Tax relating to above	—	—	—	—	1,667	1,667
Movement recognized in other comprehensive income	(548)	(4,173)	(1,948)	(6,669)	1,667	(5,002)
Balance at 30 June 2024	(420)	—	6,636	6,216	(7,216)	(1,000)
Exchange differences on hedged foreign exchange risks	1,069	—	(487)	582	—	582
Reclassified to profit or loss	347	—	702	1,049	—	1,049
Tax relating to above	—	—	—	—	(408)	(408)
Movement recognized in other comprehensive income	1,416	—	215	1,631	(408)	1,223
Reclassified	—	—	(7,525)	(7,525)	7,525	—
Balance at 30 June 2025	996	—	(674)	322	(99)	223

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 June 2025	At 30 June 2024
	£’000	£’000
Cash flow hedge reserve	723	(1,882)
Cost of hedging reserve	(500)	882
Total hedging reserve	223	(1,000)

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

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

As of 30 June 2025, the Group had total borrowings of £637.0 million (2024: £546.6 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2025, the Group was in compliance with all covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

31	Contingent liabilities and contingent assets

31.1 Contingent liabilities

The Group had contingent liabilities at 30 June 2025 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £135,761,000 (2024: £115,616,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2024: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2024: no material impact). As of 30 June 2025, the maximum amount payable by type of condition and category of player was:

	First team squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC/MUWFC appearances/team success/new contract	79,523	37,706	117,229
International appearances	1,431	2,285	3,716
Awards and future transfers	13,641	—	13,641
Other	1,115	60	1,175
	95,710	40,051	135,761

As of 30 June 2024, the potential amount payable by type of condition and category of player was:

	First team squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC appearances/team success/new contract	56,881	32,197	89,078
International appearances	1,295	1,875	3,170
Awards and future transfers	23,368	—	23,368
	81,544	34,072	115,616

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets (continued)

31.1 Contingent liabilities (continued)

(ii)	Tax matters

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

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2025, the amount of such receipt considered to be probable was £nil (2024: £nil).

32	Commitments

32.1 Capital commitments

As of 30 June 2025, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £13,262,000 (2024: £1,992,000) and to other intangible assets amounting to £nil (2024: £nil). These amounts are not recognized as liabilities.

32.2	Non-cancellable operating leases
(i)	The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2025	2024
	£’000	£’000
Within 1 year	3,037	1,476
Later than 1 year but not later than 5 years	8,738	3,764
Later than 5 years	11,597	10,160
	23,372	15,400

Notes to the consolidated financial statements (continued)

33	Events occurring after the reporting period

33.1 Registrations

The playing registrations of certain footballers have been disposed of on a permanent or temporary basis, subsequent to 30 June 2025, for total proceeds, net of associated costs, of £55,410,000. The associated net book value was £31,667,000. Also subsequent to 30 June 2025, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £20,271,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2025, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £167,803,000. Payments are due within the next 4 years. Also, subsequent to 30 June 2025, sell-on fees and contingent consideration totalling £75,000 became payable in respect of previous playing registration acquisitions.

33.2 Revolving facilities drawdowns

On 7 July 2025, a drawdown under our revolving facility with Santander of £30.0 million was made. This took the total drawdown across all of our revolving facilities as of 7 July 2025 to £190.0 million, from available facilities of £300.0 million.

On 30 July, a further drawdown under our revolving facilities of £30.0 million was made. This took the total drawdown on our revolving facilities as of 30 July 2025 to £220.0 million, from available facilities of £350.0 million

On 11 August, a further drawdown under our revolving facilities of £20.0 million was made. This took the total drawdown on our revolving facilities as of 11 August 2025 to £240.0 million, from available facilities of £350.0 million.

On 11 September, a further drawdown under our revolving facilities of £25.0 million was made. This took the total drawdown on our revolving facilities as of 11 September 2025 to £265.0 million, from available facilities of £350.0 million.

33.3 Revolving facilities upsize and extension

On 10 July 2025, we amended our revolving facilities by consolidating all funds into a single syndicate, provided by our existing lenders, Bank of America, NatWest and Santander, alongside HSBC as a new entrant. The new facility expires on 31 December 2029, compared to 25 June 2027 under our previous facilities, with total available funds of £350.0 million, compared to £300.0 million under our previous facilities. There was no change to the Group’s total revolving facility drawdown as part of this transaction.

34	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.04% of our issued and outstanding Class A ordinary shares and 71.04% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding capital stock. INEOS Limited owns 28.87% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding capital stock.

During the year ended 30 June 2025, the Group received services to the value of £4,700 for nil consideration from related party INEOS Automotive Limited.

Notes to the consolidated financial statements (continued)

35	Subsidiaries

The Group’s subsidiaries at 30 June 2025 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

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

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2025 exceeded the 25% threshold.

As of 30 June 2025, the Group had total borrowings of £637.0 million (2024: £546.6 million). As described in Note 25 above, the Group’s revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2025, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facilities, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

As of 30 June 2025, 2024 and 2023 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the years ended 30 June 2025, 2024 & 2023, no cash dividends were declared or paid.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2025	2024	2023
	£’000	£’000	£’000
Operating expenses excluding exceptional items	(7,816)	(10,866)	(13,788)
Exceptional items	(55)	(43,324)	—
Finance income	6,973	2,509	113
Loss before income tax	(898)	(51,681)	(13,675)
Income tax expense	(1)	—	—
Loss for the year	(899)	(51,681)	(13,675)

There were no items of other comprehensive loss or income in the years ended 30 June 2025, 2024 or 2023 and therefore no statement of comprehensive income/(loss) has been presented.

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I (continued)

Condensed balance sheet of the Company

	As of 30 June
	2025	2024
	£’000	£’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Amounts owed by subsidiaries	222,642	136,547
Other receivables	91	91
Cash and cash equivalents	74	372
	222,807	137,010
Total assets	542,072	456,275

EQUITY AND LIABILITIES
Equity
Share capital	56	55
Share premium	307,345	227,361
Treasury shares	(21,305)	(21,305)
Retained earnings	195,141	195,382
	481,237	401,493
Current liabilities
Amounts owed to subsidiaries	59,416	46,930
Other payables	1,419	7,852
	60,835	54,782
Total equity and liabilities	542,072	456,275

All amounts owed to and from subsidiaries of the Manchester United group are repayable on demand.

Condensed statement of changes in equity of the Company

	Share	Share	Treasury	Retained
	capital	premium	shares	earnings	Total equity
	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2022	53	68,822	(21,305)	258,109	305,679
Loss for the year	—	—	—	(13,675)	(13,675)
Total comprehensive loss for the year	—	—	—	(13,675)	(13,675)
Equity-settled share based payments	—	—	—	1,753	1,753
Balance at 30 June 2023	53	68,822	(21,305)	246,187	293,757
Loss for the year	—	—	—	(51,681)	(51,681)
Total comprehensive loss for the year	—	—	—	(51,681)	(51,681)
Proceeds from issue of shares	2	158,539	—	—	158,541
Equity-settled share based payments	—	—	—	876	876
Balance at 30 June 2024	55	227,361	(21,305)	195,382	401,493
Loss for the year	—	—	—	(899)	(899)
Total comprehensive loss for the year	—	—	—	(899)	(899)
Proceeds from issue of shares	1	79,984	—	—	79,985
Equity-settled share based payments	—	—	—	658	658
Balance at 30 June 2025	56	307,345	(21,305)	195,141	481,237

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I (continued)

Condensed statement of cash flows of the Company

	Year ended 30 June
	2025	2024	2023
	£’000	£’000	£’000
Cash flows from operating activities
Loss before income tax	(898)	(51,681)	(13,675)
Adjustments for:
Non-cash employee benefit expense - equity-settled share-based payments	658	875	1,753
Foreign exchange losses on operating activities	18	1	116
Changes in working capital:
Other receivables	—	(1)	957
Amounts owed by subsidiaries	(6,111)	(3,371)	—
Other payables	(6,433)	3,216	11,549
Amounts due to subsidiaries	12,486	25,253	—
Net cash (outflow)/inflow from operating activities	(280)	(25,708)	700
Cash flows from financing activities
Proceeds from issue of shares	79,985	158,541	—
Net cash inflow from financing activities	79,985	158,541	—
Cash flows from investing activities
Loans advanced to subsidiaries	(79,985)	(133,175)	—
Net cash outflow from investing activities	(79,985)	(133,175)	—
Effect of exchange rate changes on cash and cash equivalents	(18)	(1)	(116)
Net (decrease)/increase in cash and cash equivalents	(298)	(343)	584
Cash and cash equivalents at beginning of year	372	715	131
Cash and cash equivalents at end of year	74	372	715

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2025	2024	2023
	£’000	£’000	£’000
IFRS loss reconciliation:
Parent only – IFRS loss for the year	(899)	(51,681)	(13,675)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(32,124)	(61,478)	(15,003)
Consolidated IFRS loss for the year	(33,023)	(113,159)	(28,678)

IFRS equity reconciliation:
Parent only – IFRS equity	481,237	401,493	293,757
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(287,504)	(256,603)	(189,807)
Consolidated – IFRS equity	193,733	144,890	103,950

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 18 September 2025	By:	/s/ Omar Berrada
	Name:	Omar Berrada
	Title:	Chief Executive Officer