Form 20-F
period 2026-06-30
Manchester United plc
filed 2026-09-24
CIK 1549107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 30 June 2026
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

Omar Berrada

Chief Executive Officer

Sir Matt Busby Way, Old Trafford,

Manchester, England, M16 0RA Telephone No. 011 44 (0) 161 676 7770

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

56,143,220 Class A ordinary shares

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

On 18 December 2024, Trawlers entered into a certain assignment and assumption agreement (the “Assignment Agreement”) with INEOS Limited, a company limited by shares incorporated under the laws of the Isle of Man. Pursuant to the Assignment Agreement, Trawlers assigned (the “Assignment”) all its rights and obligations under the Trawlers Transaction Agreement, Governance Agreement and Registration Rights Agreement (as defined below) including the obligation to make the Subsequent Subscription, to INEOS. Subsequently on 18 December 2024, INEOS pursuant to its rights under the Assignment Agreement to the Subsequent Subscription, subscribed for 983,449.531 Class A ordinary shares and 2,046,853.499 Class B ordinary shares for an aggregate subscription price of $100 million. Additionally, on 18 December 2024, Trawlers transferred its ordinary shares to INEOS for consideration of $1,546,061,321 (the “Transfer”). As a result of the Transfer, Trawlers ceased to be the record and beneficial owner of the shares and INEOS became the sole record and beneficial owner of the Class A ordinary shares. INEOS is co-owned by Chairman James A. Ratcliffe, Andrew Currie and John Reece. On 23 June 2026, INEOS Limited was renamed INEOS Services Limited (referred to as “INEOS” throughout this Annual Report).

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

All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our business strategy and plans, including, without limitation, expectations regarding a new stadium, and anticipated financial and operational performance. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “goal,” “ambition,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” “target,” “will” and similar words are intended to identify estimates and forward-looking statements, though not all forward-looking statements use these words or expressions.

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

RISK FACTOR SUMMARY

Our business is subject to numerous risks and uncertainties, including those described in “Item 3. Key Information — D. Risk Factors.” included elsewhere in this Annual Report. You should carefully consider these risks and uncertainties when investing in our ordinary shares. Principal risks and uncertainties affecting our business include the following:

●	We are dependent upon the performance and popularity of our first teams.
●	If we are unable to maintain and enhance our brand and reputation, particularly in new markets, or if events occur that damage our brand and reputation, our ability to expand our follower base, sponsors, and commercial partners or to sell significant quantities of our products may be impaired.
●	Our ability to attract and retain key personnel, including players.
●	It may not be possible to renew or replace key commercial agreements on similar or better terms, or attract new sponsors.
●	Negotiation, pricing and terms of key media and broadcasting contracts are outside of our control and those contracts may change in the future.
●	European competitions cannot be relied upon as a source of income.
●	Our business depends in part on relationships with certain third parties.
●	We are exposed to credit related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.
●	Matchday revenue from our supporters is a significant portion of overall revenue.
●	The markets in which we operate are highly competitive, within the United Kingdom, Europe and internationally, and increased competition could cause our profitability to decline.
●	A cyber-attack on, or disruption to, our IT Systems (as defined below) or other systems utilized in our operations could compromise our operations, adversely impact our reputation and subject us to liability.
●	We are subject to special rules and regulations regarding insolvency and bankruptcy.
●	Premier League voting rules may allow other clubs to take action contrary to our interests.
●	Serious injuries to or losses of playing staff may affect our performance, and therefore our results of operations and financial condition.
●	Inability to renew our insurance policies could expose us to significant losses.
●	Fluctuations in exchange rates have in the past and may in the future adversely affect our results of operations.
●	We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding and our actual or perceived failure to comply with such obligations could harm our business.
●	The development and integration of artificial intelligence into our business may present regulatory, legal, business, and financial risks, and result in reputational harm, liability, or other adverse consequences to our operations.
●	Piracy and illegal live streaming may adversely affect our Broadcasting revenue.
●	We are subject to tax in multiple jurisdictions, and changes in tax laws (or in the interpretations thereof) in the United States, United Kingdom or in other jurisdictions could have an adverse effect on us.
●	We establish tax provisions, where appropriate, on the basis of amounts expected to be paid to (and recovered from) tax authorities and, as a result, changes in tax laws (or in the interpretations thereof) could have an adverse effect on us.
●	Business interruptions due to natural disasters, terrorist incidents and other events, such as a pandemic, epidemic or outbreak of an infectious disease, have adversely affected, and could in the future adversely affect us, and Old Trafford.
●	We are subject to risks relating to weather and climate change.
●	If we fail to properly manage our operational needs, our business could suffer.
●	Non-compliance with health and safety legislation could lead to physical harm.
●	An economic downturn or other adverse economic conditions may harm our business.
●	An increase in the relative size of salaries or transfer costs could adversely affect our business.
●	UEFA, Premier League and FIFA (as defined below) regulations could negatively affect our business.
●	We could be negatively affected by future changes to Premier League, FA, UEFA, FIFA or other regulations, such as those imposed by the Football Governance Act.
●	Our indebtedness could adversely affect our financial health and competitive position.
●	To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.
●	Our indebtedness may restrict our ability to pursue our business strategies.
●	Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

●	Because of their increased voting rights, and the terms of the Governance Agreement, the holders of our Class B ordinary shares will be able to exert control over us and our significant corporate decisions.
●	As a foreign private issuer within the meaning of the New York Stock Exchange’s corporate governance rules, we are permitted to, and we do, rely on exemptions from certain of the New York Stock Exchange corporate governance standards and shareholder approval requirements. Our reliance on such exemptions may afford less protection to holders of our Class A ordinary shares.
●	The obligations associated with being a public company require significant resources and management attention.
●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
●	Anti-takeover provisions in our organizational documents and Cayman Islands law may discourage or prevent a change of control, even if an acquisition would be beneficial to our shareholders, which could depress the price of our Class A ordinary shares and prevent attempts by our shareholders to replace or remove our current management.
●	The price of our Class A ordinary shares might fluctuate significantly, and you could lose all or part of your investment.
●	Future sales of our Class A ordinary shares, or the perception in the public markets that these sales may occur, may depress our stock price.
●	The rules of the Premier League, UEFA and our amended and restated memorandum and articles of association impose certain limitations on shareholders’ ability to invest in more than one football club.
●	We report as a US domestic corporation for US federal corporate income tax purposes.
●	If securities or industry analysts do not publish research or reports or publish unfavorable research about our business, our stock price and trading volume could decline.
●	It may be difficult to enforce a US judgment against us, our directors and officers and certain experts named in this Annual Report outside the United States, or to assert US securities law claims outside of the United States.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	RESERVED
B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investment in our Class A ordinary shares involves a high degree of risk. We may be exposed to some or all of the risks described below in our future operations. Any of the risk factors described below could affect our business operations and have a material adverse effect on our business, results of operations, financial condition, cash flow and prospects and cause the value of our shares to decline. Moreover, if and to the extent that any of the risks described below materialize, they may occur in combination with other risks which would compound the adverse effect of such risks on our business, results of operations, financial condition, cash flow and prospects.

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

Our revenue streams are driven by the performance and popularity of our first teams. Significant sources of our revenue are the result of historically strong performances in English domestic and European competitions, specifically the Premier League, the FA Cup, the EFL Cup, the Champions League and the Europa League. Our revenue varies significantly depending on our men’s first team’s participation and performance in these competitions. Our men’s and women’s first team’s performance can affect all four of our revenue streams:

●	Sponsorship revenue through sponsorship relationships;
●	Retail, merchandising, apparel & product licensing revenue through product sales;
●	Broadcasting revenue through the frequency of appearances, performance-based share of league broadcasting revenue, Champions League/Europa League/Conference League distributions and MUTV distribution through linear and digital platforms; and
●	Matchday revenue through ticket sales and concessions.

Our men’s first team currently plays in the Premier League, the top football league in England. Our performance in the Premier League directly affects, and a weak performance in the Premier League has in the past adversely affected, and could in the future adversely affect, our business, results of operations, financial condition and cash flow. For example, our revenue from the sale of products, media rights, tickets and hospitality would fall considerably if our men’s first team were relegated from, or otherwise ceased to play in, the Premier League, the Champions League, the Europa League or the Conference League. For example, due to performance during the 2024/25 season, our men’s first team did not participate in any European competitions in the 2025/26 season.

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

Further, maintaining and enhancing our brand and reputation relies on the success of our digital media strategy, aimed at retaining engagement with our current follower base and attracting new fans and followers through the digital platforms we use and content we create. If our digital media strategy is not successful, this could affect our overall business, financial condition, results of operations and future prospects.

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

Our Commercial revenue for each of the years ended 30 June 2026, 2025 and 2024 represented 46.8%, 50.0% and 45.8% of our total revenue, respectively. The substantial majority of our Commercial revenue is generated from commercial agreements with our sponsors, and these agreements have finite terms. When these contracts expire, in the past we have not, and in the future we may not be able to renew or replace them with contracts on similar or better terms or at all. Our most important commercial contracts include contracts with global, regional and supplier sponsors representing industries including sportswear, digital telecommunications, betting, soft drinks, travel and financial services, which typically have contract terms of two to five years.

If we fail to renew or replace these key commercial agreements on similar or better terms, we could experience a material reduction in our Commercial revenue. Such a reduction could have a material adverse effect on our overall revenue and cash flows and our ability to continue to compete with the top football clubs in England and Europe.

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

Negotiation, pricing and terms of key media and broadcasting contracts are outside of our control and those contracts may change in the future.

For each of the years ended 30 June 2026, 2025 and 2024, 94.3%, 78.7% and 72.9% of our Broadcasting revenue, respectively, was generated from the media rights for matches played in the Premier League, the FA Cup and the EFL cup, and 2.9%, 18.0% and 24.3% of our Broadcasting revenue, respectively, was generated from the media rights for UEFA competitions. Contracts for these media rights and certain other revenues for those competitions (both domestically and internationally) are negotiated collectively by the Premier League, The FA, the EFL and UEFA respectively. We are not a party to the contracts negotiated by these third parties. Further, we do not participate in and therefore do not have any direct influence on the outcome of contract negotiations. As a result, we may be subject to media rights contracts with media distributors with whom we may not otherwise contract or media rights contracts that are not as favorable to us as we might otherwise be able to negotiate individually with media distributors. Furthermore, the limited number of media distributors bidding for Premier League and UEFA club competition media rights may result in reduced prices paid for those rights and, as a result, a decline in revenue received from media contracts.

In addition, although an agreement has been reached for the sale of Premier League domestic broadcasting rights through the end of the 2028/29 football season and for the sale of UEFA club competition broadcasting rights through the end of the 2026/27 football season, future agreements may not maintain our current level of Broadcasting revenue.

Future intervention by the European Commission (“EC”), the Court of Justice of the European Union (“CJEU”), UK authorities, or other competent authorities and courts having jurisdiction may also have a negative effect on our revenue from media rights in the European Economic Area (“EEA”). Enforcement of competition laws and changes to intellectual property regimes may require changes to sales models that could negatively affect the amount which rights holders, such as the Premier League, are able to derive from the exploitation of rights within the EU. As a result, our Broadcasting revenue from the sale of those rights could decrease.

European competitions cannot be relied upon as a source of income.

Qualification for the Champions League is largely dependent upon our men’s first team’s performance in the Premier League and, in some circumstances, the Champions League or Europa League in the previous season. Qualification for the Champions League cannot, therefore, be guaranteed. Failure to qualify for the Champions League would result in a material reduction in revenue for each season in which our men’s first team did not participate. To help mitigate this impact the majority of playing contracts for our men’s first team include step-ups in remuneration which are contingent on participation in the league stage of the Champions League. Inclusive of Broadcasting revenue, prize money and Matchday revenue, our combined Broadcasting and Matchday revenue related to European competitions was £6.5 million, £43.7 million and £53.8 million for each of the years ended 30 June 2026, 2025 and 2024, respectively. Our men’s first team did not participate in any European competitions in 2025/26.

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

We are a founder member of the European Football Clubs association (“EFC”), an independent organization set up to work with football governing bodies to protect and promote the interests of football clubs at the European level. In addition, UC3 was established by UEFA to advise and make recommendations to UEFA on strategic business matters and opportunities concerning club competitions. Half of the administration board is appointed by UEFA and the other half by the EFC.

The current format of the Champions League, which was adopted for the first time in the 2024/25 season, is structured so that the top four clubs from the four top-ranked UEFA national associations (of which England is currently one) qualify automatically for the league stage of the Champions League. An additional two places are awarded to the associations with the best collective performance by their clubs in the previous season, which is based on the total number of club coefficient points obtained by each club from an association divided by the number of participating clubs from that association. For the 2025/26 and 2026/27 seasons, one of these places was awarded to the English Football Association. With respect to the financial distribution methodology, there is a three pillar system being starting fee, performance fees and a value pillar, the latter being a combination of the previously defined market pool and individual club coefficient pillars. The value pillar is split between the European part which is based on each country’s domestic broadcaster’s contribution to the overall media revenue of that cycle, and the non-European part which is based on each club’s coefficient ranking over the previous 10 seasons. The European part is approximately 75% of the total value pillar, while the non-European part is approximately 25%.

In addition to the Champions League, UEFA host the Europa League and the Conference League. The Conference League, was introduced in 2021/22, and all three competitions are currently held with 36 teams competing. The winner of the Conference League is entitled to enter the following season’s Europa League league stage, while the winner of the Europa League is entitled to enter the following season’s Champions League. The team finishing in fifth position in the Premier League and the FA Cup winners qualify for the Europa League league stage, unless the FA Cup winners finish in positions one to five in the Premier League, in which case the team finishing in sixth position typically also qualifies for the Europa League league stage. The EFL Cup winners qualify for the Conference League play-offs unless they have already qualified for the Champions League or Europa League, in which case the team finishing in sixth position (or seventh position if the sixth has already qualified for the Champions League or Europa League) take their place. The current format from 2024/25 provides scope for one more place for an English club in the competition dependent on the collective performance of clubs from that nation in the previous season. Two places in the competition will be allocated in this manner, one to each nation that performed best collectively in the preceding season. If England were to be allocated one of these places, the above criteria from fifth place onwards would all shift down one in the English Premier League table.

Moreover, because of the prestige associated with participating in the European competitions, particularly the Champions League, failure to qualify for any European competition has affected and could continue to negatively affect our ability to attract and retain talented players and coaching staff, as well as supporters, sponsors and other commercial partners. In July 2023, we signed an extension to our agreement with adidas under which a £10 million deduction from the minimum annual guarantee is made for each season of non-Champions League qualification from 2025/26 to 2034/35, as was the case for the 2025/26 season. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

We are exposed to credit - related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.

We derive the substantial majority of our Broadcasting revenue from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League generally obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains our single largest credit exposure. We derive our Commercial and sponsorship revenue from certain corporate sponsors, including global, regional and supplier sponsors (which includes new businesses operating in emerging markets) in respect of which we may manage our credit risk by seeking advance payments, installments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. We are also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to us in installments. We try to manage our credit risk with respect to those clubs by requiring payments upon completion of the transaction. However, we cannot ensure these efforts will eliminate our credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of our sponsors or a club to whom we have sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to us. The failure of a major television broadcaster for the Premier League or UEFA club competitions to pay outstanding amounts owed to its respective league or the failure of one of our key sponsors or a club to pay outstanding amounts owed to us could have a material adverse effect on our business, results of operations, financial condition and cash flow.

Matchday revenue from our supporters is a significant portion of overall revenue.

A significant amount of our revenue derives from ticket sales and other Matchday revenue for our men’s first team matches at Old Trafford and our share of gate receipts from domestic cup matches. In particular, the revenue generated from ticket sales and other Matchday revenue at Old Trafford will be highly dependent on the continued attendance at matches of our individual and corporate supporters as well as the number of home matches we play each season. During each of the 2025/26, 2024/25 and 2023/24 seasons, we played 20, 30 and 25 home matches respectively, and our Matchday revenue was £153.5 million, £160.3 million and £137.1 million for the years ended 30 June 2026, 2025 and 2024, respectively. Match attendance is influenced by a number of factors, some of which are partly or wholly outside of our control. These factors include the success of our men’s first team, broadcasting coverage and general economic conditions in the United Kingdom, which affect personal disposable income and corporate marketing and hospitality budgets. A reduction in Matchday attendance has in the past, in connection with the COVID-19 pandemic, and could in the future have a material adverse effect on our Matchday revenue and our overall business, results of operations, financial condition and cash flow.

The markets in which we operate are highly competitive, within the United Kingdom, Europe and internationally, and increased competition could cause our profitability to decline.

We face competition from other football clubs in England and Europe. In the Premier League, investment from wealthy team owners has led to teams with deep financial backing that are able to acquire top players and coaching staff, which could result in improved performance from those teams in domestic and European competitions. As the Premier League continues to grow in popularity, the interest of wealthy potential owners may increase, leading to additional clubs substantially improving their financial position. Competition from European clubs also remains strong. Despite the adoption of the UEFA Financial Sustainability Regulations, a set of financial monitoring rules on clubs participating in the Champions League, Europa League and Conference League and the Premier League Profitability and Sustainability Rules (replaced from the 2026/27 season by the Squad Cost Rule and Sustainability and Systemic Resilience rules), a similar set of rules monitoring Premier League clubs, European and Premier League football clubs are spending substantial sums on transfer fees and player salaries. Competition from inside and outside the Premier League has led to higher salaries for our players as well as increased competition on the field. The increase in competition could result in our men’s first team finishing lower in the Premier League than we have in the past and jeopardizing our qualification for or results in European competitions. Competition within England could also cause our men’s first team to fail to advance in the FA Cup and EFL Cup.

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

We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our IT Systems and Confidential Information, including from diverse threat actors, such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors, such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error, and as a result of bugs, misconfigurations or exploited vulnerabilities in software or hardware. Because we make use of third-party service providers, such as various SaaS/cloud platforms that support our operations, cyberattacks that substantially disrupt or compromise third party IT Systems could materially impact our business and financial results. We cannot guarantee that patches or mitigating measures for scanning tools used in our IT environment designed to regularly identify and track known security vulnerabilities in software will be applied before such vulnerabilities are exploited by an actor. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools – including artificial intelligence (“AI”), machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, “AI Technologies”) – that circumvent security controls, evade detection and remove forensic evidence. AI tools can provide threat actors with greater scale, efficiency and effectiveness than is possible through human action alone. Such tools are used to produce highly customized phishing campaigns through generative AI, polymorphic malware that adapts real-time to IT environments during deployment, and automated vulnerability identification and exploitation, among other things. As a result, we may be unable to detect, investigate, remediate or recover from future attacks or incidents, or to avoid a material adverse impact to our IT Systems, Confidential Information or business.

As a high-profile brand we are susceptible to the risk of a cyber-attack on our IT Systems or other third-party systems utilized in our operations. In the past, we have experienced cyber-attacks and other security incidents of varying degrees from time to time. Our controls and other preventative actions we have undertaken to strengthen our IT Systems may not prevent against such attacks and we cannot assure you that such measures will provide absolute security, that we will be able to react in a timely manner, or that our remediation efforts following any past or future attacks will be successful. Further, there can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented or complied with. A cyber-attack could disable the IT Systems we use or depend on to operate our business and give rise to the loss of significant amounts of Confidential Information, potentially subjecting us to criminal or civil sanctions or other liability. See “We are subject to governmental regulation and other legal obligations related to privacy, data protection, data security and safeguarding. Our actual or perceived failure to comply with such obligations could harm our business.” Similarly, any disruption to or failures in our IT Systems or other third-party systems utilized in our operations could have an adverse impact on our ability to operate our business and lead to reputational damage. Any of these events could have a material adverse effect on our business, results of operations, financial condition and cash flow. Further, any incident could result in significant incident response, system restoration or remediation and future compliance costs, as well as regulatory investigations and litigation. We cannot guarantee that any costs and liabilities incurred in relation to an attack or incident will be covered by our existing insurance policies or that applicable insurance will be available to us in the future on economically reasonable terms or at all. As attempted attacks continue to evolve in scope and sophistication, we may incur significant costs in modifying or enhancing our IT security systems and processes in an attempt to defend against such attacks. There can be no assurance, however, that any security systems or processes we, or third-party providers on which we rely, currently have in place or that may be implemented in the future will be successful in preventing or mitigating the harm from such attacks.

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

Injuries to members of the playing staff, particularly if career-threatening or career-ending, could have a detrimental effect on our business. Such injuries could have a negative effect upon our men’s first team’s performance and may also result in a loss of the income that would otherwise have resulted from a transfer of that player’s registration. In addition, depending on the circumstances, we may write down the carrying value of a player on our balance sheet and record an impairment charge in our operating expenses to reflect any losses resulting from career-threatening or career-ending injuries to that player. Such injury may affect the performance of our men’s first team, and therefore our business, results of operations, financial condition and cash flow.

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

In addition to the above, the Fédération Internationale de Football Association (“FIFA”) currently provides insurance coverage for loss of wages (temporary disablement), subject to a maximum period of 365 days (excluding the first 28 days) and a cap of €7.5 million per claim per player, paid by the club to our players subsequent to an injury incurred while playing for their senior national team in a match played under the FIFA international match calendar. The maximum daily compensation is limited to €20,548 per claim. The maximum capacity (“aggregate limit”) of the FIFA Club Protection Programme is €80,000,000 per annum. Neither FIFA nor national football associations are obliged to provide accidental death or permanent disablement insurance coverage for players while on international duty. These terms are subject to review when the policy is due for renewal in December 2026.

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

Our functional and reporting currency is pounds sterling and substantially all of our costs are denominated in pounds sterling. However, Broadcasting revenue from our participation in UEFA club competitions, as well as certain other revenue, is generated in Euros. We also occasionally enter into transfer agreements, commercial partner agreements and other contracts which are payable in Euros. In addition, we have US dollar foreign exchange exposure relating to our secured term loan facility and senior secured notes as well as Commercial revenue from certain sponsors. We hedge the foreign exchange risk on our future US dollar revenues using a portion of our US dollar denominated secured term loan facility and senior secured notes as the hedging instrument. We incurred foreign exchange losses in our statement of profit or loss on our unhedged US dollar denominated secured term loan facility and senior secured notes of £10.0 million in the year ended 30 June 2026, as well as £2.8 million in the year ended 30 June 2024. In the year ended 30 June 2025, we recorded a gain of £22.9 million. For the years ended 30 June 2026, 2025 and 2024 approximately 0.9%, 4.7% and 8.1% of our total revenue was generated in Euros, respectively, and approximately 11.1%, 12.1% and 11.2% of our total revenue was generated in US dollars, respectively. We may also enter into foreign exchange contracts to hedge a portion of this transactional exposure. We offset the value of our non-sterling revenue and the value of the corresponding hedge before including such amounts in our overall revenue. Our results of operations have in the past and will in the future fluctuate due to movements in exchange rates.

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

We are subject to diverse and evolving laws and regulations relating to data privacy and security globally, including the United Kingdom data protection regime consisting primarily of the UK General Data Protection Regulation, the UK Data Protection Act 2018 and, in the EEA, Regulation 2016/679, known as the EEA General Data Protection Regulation, and the Data Protection Act (as amended) of the Cayman Islands. In key jurisdictions where we operate, including the United States, China, Singapore, Thailand and the Cayman Islands, new privacy rules are being enacted and existing ones are being updated and strengthened. Further, there has been a substantial increase globally in legislative activity and regulatory focus on data privacy and security, including in relation to cybersecurity incidents. We are likely to be required to expend significant capital and other resources to provide ongoing compliance with these laws and regulations. Claims that we have violated individuals’ privacy rights or breached our data protection obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

We collect and process personal data from our followers, customers, members, suppliers, business contacts and employees as part of the operation of our business (including online merchandising), and therefore we must comply with a variety of data protection and privacy laws globally, including in the United Kingdom, EEA and other jurisdictions where we operate or where our followers reside. These laws impose stringent obligations in relation to our collection, control, processing, sharing, disclosure and other use of data relating to an identifiable living individual. In particular, the UK General Data Protection Regulation and EEA General Data Protection Regulation require us to provide detailed disclosures about how personal data is collected and processed, ensure that appropriate legal bases are in place to justify data processing activities, particularly when processing sensitive personal data, obtain consent for certain data processing activities (such as marketing and other follower engagement), facilitate rights for data subjects in respect of their personal data, notify data protection regulators (and in certain cases, affected individuals) of certain personal data breaches, retain personal data for only as long as necessary for the purposes it is being processed for, include certain obligations in contracts with third-party processors in connection with the processing of personal data, and comply with the principle of accountability and demonstrate compliance through policies, procedures, trainings and audit procedures. Additionally, in relation to cross-border transfers, case law from the Court of Justice of the European Union states that reliance on the standard contractual clauses - a standard form of contract approved by the European Commission as a personal data transfer mechanism - alone may not necessarily be sufficient in all circumstances and that transfers must be assessed on a case-by-case basis, creating complexity and uncertainty regarding certain transfers.

As the regulatory guidance and enforcement landscape in relation to the processing of personal data continue to develop, we could suffer additional costs, complaints and/or regulatory investigations or fines; we may have to stop using certain tools and vendors and make other operational changes; we may have to implement alternative data transfer mechanisms or take additional compliance and operational measures; and/or it could affect the manner in which we provide our services and could adversely affect our business, operations and financial condition. In addition, we are exposed to the risk that the personal data we control could be wrongfully accessed and/or used, whether by employees, followers or other third parties, or otherwise lost or disclosed or processed in breach of data protection regulations. If we or any of the third-party service providers on which we rely fail to process such personal data in a lawful or secure manner or if any theft or loss of personal data were to occur, we could face liability under data protection laws, and we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data under multiple legal regimes and/or fines of up to £17.5 million (under the UK GDPR)/20 million Euros (under the EEA GDPR) or up to 4% of the total worldwide annual turnover of the preceding financial year, whichever is higher (and we may be fined under the UK and EEA regimes independently in respect of the same breach). In addition to statutory enforcement and other administrative penalties, a personal data breach or other unlawful processing of personal data can lead to compensation claims by affected individuals, negative publicity and a potential loss of business.

In recent years, US and European lawmakers and regulators have expressed concern over electronic marketing and the use of cookies, web beacons and similar technology for online behavioral advertising. In the United Kingdom and EEA, marketing is defined broadly to include any promotional material and the rules on electronic marketing are currently set out in the ePrivacy Directive in the EEA and the Privacy and Electronic Communications Regulations in the United Kingdom. These laws require free and informed consent for the placement of a non-essential cookie or similar technologies on a user’s device and for certain direct electronic marketing. The regime also imposes conditions on obtaining valid consent, such as a prohibition on pre-checked consents and a requirement to ensure separate consents are sought for each type of cookie or similar technology, and non-compliance with marketing and cookies laws could lead to litigation, regulatory investigations, enforcement notices or monetary penalties. Recent European court and regulator decisions are driving increased attention to cookies and tracking technologies. If the trend of increasing enforcement by regulators of the strict approach to opt-in consent for all but essential use cases, as seen in recent guidance and decisions continues, or if there is further regulation, and/or if there is any decline of cookies or similar online tracking technologies as a means to identify and potentially target users, this may lead to broader restrictions on our online activities, including our efforts to understand followers’ internet usage and promote ourselves to them, which may lead to additional costs, require significant system changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins and subject us to additional liabilities. In light of the complex and evolving nature of laws on cookies and tracking technologies, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/ change our use of such technologies, as well as civil claims including class actions, and reputational damage.

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

The development and integration of AI into our business may present regulatory, legal, business, and financial risks, and result in reputational harm, liability, or other adverse consequences to our operations.

We use both internally and third-party developed AI Technologies in our business, and are constantly working on expanding our AI capabilities, including through improvements to our existing AI Technologies, as well as through development of new products and features. The regulatory framework around the development and use of emerging AI Technologies is rapidly evolving, and many federal, state and foreign government bodies and agencies have introduced, and are currently considering, additional laws and regulations related to the development and integration of AI Technologies and other emerging data technologies, including those designed to mitigate or control for bias and discrimination in the context of AI and machine learning.

In Europe, the European Union’s Artificial Intelligence Act (the “EU AI Act”) entered into force in August 2024, establishing a comprehensive, legal framework for the regulation of artificial intelligence systems across the EU. A number of its provisions have come into effect, with other provisions to be phased into effect over the next two years. Once fully applicable, the EU AI Act will have a material impact on the way artificial intelligence is regulated in the EU, including requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose artificial intelligence and foundation models, and significant fines for non-compliance of up to 7% of worldwide annual turnover. Globally, legal frameworks on AI Technologies are ever-changing and inconsistent across jurisdictions, and we may incur additional expenses and costs associated with complying with such laws and regulations, as well as face heightened potential liability if we are unable to comply with these laws and regulations.

Moreover, a number of aspects of intellectual property protection in the field of AI and machine learning are currently under development, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. As a result of this uncertainty, the creation and use of AI-generated content or use of content to generate AI outputs or train AI models may impact our or our users’ ability to commercialize such content and may expose us to litigation. We also have no assurance that our use of AI, including through third-parties, will not limit our ability to benefit from regulatory safe harbors.

Any or all of such or other regulatory developments could affect our use of AI and our ability to procure or utilize third-party AI Technologies, provide, improve or commercialize our services, require changes to our operations and processes, and materially adversely affect our business, results of operations, and financial condition. Further, any failure or perceived failure by us to comply with existing or newly enacted laws, regulations and other requirements relating to AI Technologies could result in legal claims or proceedings, regulatory investigations or enforcement actions.

In addition to the regulatory and legal uncertainties around the development and deployment of such technologies, there are other risks, challenges and possible unintended consequences, which could require extensive investment of resources to develop, test and maintain our services, including by developing appropriate protections and safeguards in order to minimize or remediate harmful impacts on our business and data privacy safeguards. The creation of content by the AI Technologies we use may carry various risks, including content which might be factually inaccurate, incorrect or flawed, and might include bias, misrepresentations, offensive language and inappropriate statements. AI also presents emerging ethical and social concerns, and if we offer solutions that draw scrutiny or controversy due to their perceived or actual impact on customers or on society as a whole, we may experience harm to our brand, competitive harm and legal liability. Additionally, if any of our employees, contractors, vendors, or service providers use any third-party AI-powered software in connection with our business or the service they provide to us, it may lead to the inadvertent disclosure of our Confidential Information into publicly available third-party training sets, which may impact our ability to realize the benefit of, or adequately maintain, protect and enforce our intellectual property or our Confidential Information, harming our competitive position and business. It is not possible to predict all of the risks related to the use of AI, and changes in laws, rules, directives and regulations governing AI may adversely affect our development, adoption, use, deployment and maintenance of AI or subject us to legal liability, regulatory action or brand and reputational harm.

Piracy and illegal live streaming may adversely impact our Broadcasting revenue.

For each of the years ended 30 June 2026, 2025 and 2024, Broadcasting revenue constituted 30.5%, 25.9% and 33.5%, respectively, of our total revenue. Our Broadcasting revenue is principally generated by the broadcasting of our matches on pay and free-to-air television channels as well as content delivered over the internet and through our own television channel, MUTV. In recent years, piracy and illegal live streaming of subscription content over the internet has caused, and is continuing to cause, lost revenue to media distributors showing our matches. For example, the Premier League previously initiated litigation against Google, YouTube & Flawless for facilitating piracy and illegal streaming of subscription content. While this litigation matter has been settled, there can be no guarantee that this or similar actions will prevent or limit future piracy or illegal streaming of subscription content. If these trends increase or continue unabated, they could pose a risk to subscription television services. The result could be a reduction in the value of our share of football broadcasting rights and of our online and MUTV services, which could have a material adverse effect on our business, results of operations, financial condition and cash flow.

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

Although we are incorporated as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes and we are subject to US federal corporate income tax (at a statutory rate of 21% as of the filing of this Annual Report) on our worldwide income. As the majority of the Group is UK tax resident, we are also subject to UK corporation tax (currently at a statutory rate of 25%). Subject to applicable limitations, we may utilize a credit for, or deduct, UK taxes paid for purposes of computing our US federal corporate income tax liability in order to mitigate or eliminate the double taxation.

In addition, we are subject to income and other taxes in various other jurisdictions. The amount of tax we pay is subject to our interpretation and application of tax laws in jurisdictions in which we operate. Changes in current or future laws or regulations, or the imposition of new or changed tax laws or regulations or new related interpretations by taxing authorities in the US, UK or foreign jurisdictions, could adversely affect our business, results of operations, financial condition and cash flow. For example, The Internal Revenue Service or other tax authorities may issue regulations or other guidance in the future that could modify how taxes will be applied. In addition, other changes to the US federal tax law have also been proposed from time to time; however, it is not yet clear if or what additional changes will be made or when, or what impact any such changes will have on us.

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

Our operations can be subject to natural disasters, terrorist incidents and other events beyond our control, such as earthquakes, fires, power failures, telecommunication losses, acts of war and pandemics, epidemics or any other outbreak of an infectious disease or other health crises. For example, our business was significantly affected by the COVID-19 pandemic which resulted in matches being played behind closed doors and the closure of our Museum, Stadium Tours and Megastore operations. Such events, whether natural or manmade, could cause severe destruction or interruption to our operations, and as a result, our business could suffer serious harm. Our men’s first team regularly tours the world for promotional matches, visiting various countries with a history of terrorism and civil or geopolitical unrest, and as a result, we and our players could be potential targets of terrorism when visiting such countries. In addition, any prolonged business interruption at Old Trafford could cause a decline in Matchday revenue. Our business interruption insurance only covers some, but not all, of these potential events, and even for those events that are covered, it may not be sufficient to compensate us fully for losses or damages that may occur as a result of such events, including, for example, loss of market share and diminution of our brand, reputation and client loyalty. Any one or more of these events could have a material adverse effect on our business, results of operation, financial condition and cash flow.

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

We remain committed to attracting and retaining the highest quality players and key football management staff for our men’s first team. Our average annual net registrations cash outflow over the last five years has been £146.1 million and we continue to expect it to vary significantly from period to period. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net capital expenditure on intangible assets. As part of any material increase in net capital expenditure on intangible assets, we may also experience a material increase in our expenditure for player salaries. The actual amount of cash we use on player acquisitions will also depend, in part, on the amount of any cash we receive as a result of the sale of any players. Any increase in net capital expenditure on intangible assets compared to historic levels will also result in an increase in amortization expenses in future periods.

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

The FSR came into effect on 1 July 2022, replacing Financial Fair Play.

The FSR includes a “Football Earnings” test which assesses the rolling three-year result before tax, and has an allowable loss limit of €60 million over three years (based on certain criteria being achieved, including positive equity and/or owner contribution), or up to €90 million if certain good financial health criteria are met. If none of either set of criteria are achieved, the allowable loss is €5 million.

The second test is a Squad Cost Rule (“SCR”), which limits spending on player and coach wages, transfers, and agent fees to 70% of club revenues in a calendar year.

Revenue under the SCR test includes operating revenue and an average of the previous 36 months of player trading result.

The third test includes overdue payables reporting under which clubs must have no overdue payables in respect of other football clubs, social & tax authorities and employees. Overdue payables reporting is tested three times a year and can be on up to four occasions if a club has overdue payables at one of the reporting periods.

The final test is a positive net equity test as of the 31 December each year preceding each deadline. For those clubs with negative equity, an improvement of 10% must be shown year-on-year.

The Premier League has also historically operated under regulations to promote sustainability through profitability, however these are being replaced from Season 2026/27. The Premier League Profitability and Sustainability Rules centered upon a break-even test, similar to that in UEFA’s regulations but with an allowable loss limit of £15 million, or up to £105 million dependent on the ability of the club to meet its liabilities. Our most recent submission was based on the fiscal years ended 30 June 2025, 2024 and 2023 and was compliant. Wide-ranging sanctions, including significant fines, player transfer restrictions and Premier League points deduction, may be imposed by the Premier League for a breach of these regulations. The season ending 2025/26 is the final testing period under these regulations.

From Season 2026/27, the Premier League is replacing this test with a Squad Cost Rule (“SCR”) and Sustainability and Systemic Resilience rules (“SSR”).

The SCR is similar in principle to UEFA but with some key differences. The Premier League will test on a seasonal basis and will operate a green threshold of 85%, below which clubs are compliant, and a red test threshold of 115% which clubs can spend up to. Between 85% and 115% would result in a levy and a reduction of the following season’s red test threshold limit. For example, if a club is at 115%, they would incur a levy and the following season their maximum threshold would be reduced by 15% to 100%, whereas if a club is above 115%, sporting sanctions are applied. Clubs will submit information in October for monitoring of the test and will be tested in March so that any sporting sanctions can be applied in-season.

The SSR submission occurs annually in July and includes future financial information, which is composed of three tests. The first is a working capital test which tests clubs’ ability to meet its’ operational obligations. The second is a liquidity test which assesses whether clubs have adequate cash and funding to manage financial shocks and ongoing commitments. The third is a positive equity test, which allows club to adjust for a percentage of the market value of players. Collectively, these tests aim to ensure clubs remain financially sustainable, resilient and solvent over the short, medium and long term. If we fail to satisfy any or all of the three tests, we may be subject to sporting and/or financial sanctions.

There is a risk that application of the UEFA and Premier League Regulations could have a material adverse effect on the performance of our men’s first team and our business, results of operations, financial condition and cash flow.

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

We could be negatively affected by future changes to Premier League, FA, UEFA, FIFA or other regulations, such as those imposed by the Football Governance Act.

Future changes to the Premier League, FA, UEFA, FIFA regulations may adversely affect our results of operations. These regulations could cover various aspects of our business, such as the format of competitions, the eligibility of players, the operation of the transfer market and the distribution of Broadcasting revenue. FIFA is currently going through a process of reforming the regulations which govern the transfer of player registrations, including the activities and remuneration of football agents with respect to player transfers, although the proposed new regulations in respect of agents have been challenged in multiple jurisdictions and are largely not yet effective. It is possible that this regulatory reform will impact our ability to acquire players and/or increase our costs with respect to the recruitment and retention of players. In addition, changes are being considered to address the financial sustainability of clubs such as more robust ownership rules and tests in relation to board directors and significant shareholders. In particular, changes to football regulations designed to promote competition could have a significant impact on our business. Such changes could include changes to the distribution of broadcasting income and changes to the relegation structure of English football. In addition, rules designed to promote the development of local players, such as the Home-Grown Player Rule, which requires each Premier League club to include at least eight “home grown” (i.e., players that have been registered for at least three seasons at an English or Welsh club between the ages of 16 and 21) players in their squads, could limit our ability to select players. Any of these changes could make it more difficult for us to acquire top quality players and, therefore, adversely affect the performance of our men’s first team.

Changes in the format of the league and cup competitions in which our men’s first team plays, or might in the future play, could have a negative impact on our results of operations. In addition, in the event that new competitions are introduced to replace existing competitions (for example, a European league), our results of operations may be negatively affected.

Changes in the wider regulatory framework for English football could impact our business. In July 2024, the UK Government reintroduced the Football Governance Act which had previously failed to pass through parliament in March 2024. The bill received Royal Assent in July 2025 and grants powers to a body that is independent from government and football authorities to oversee clubs in England’s top five tiers, with the aim of strengthening the governance and financial resilience of football clubs and the relationship between clubs and their fans. Following this, the Independent Football Regulator (“IFR”) was created in September 2025 and requires us to obtain an operating license from the 2027/28 season onwards, in order to participate in the Premier League and England’s other professional divisions.

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

Risks Related to Our Indebtedness

Our indebtedness could adversely affect our financial health and competitive position.

As of 30 June 2026, we had total indebtedness of £689.0 million. Our indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of such indebtedness. It could also have negative effects on our business. For example, it could:

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

In addition, our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes contain, and any agreements evidencing or governing other future indebtedness may contain, certain restrictive covenants that will limit our ability to engage in certain activities that are in our long-term best interests. See “— Our indebtedness may restrict our ability to pursue our business strategies.” Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness.

To service our indebtedness, we require cash, and our ability to generate cash is subject to many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures depends on our ability to generate cash in the future. This, to a certain extent, is subject to the performance and popularity of our men’s first team as well as general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all. Failure to refinance our indebtedness on terms we believe to be acceptable could have a material adverse effect on our business, financial condition, results of operations and cash flow.

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

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.03% of our issued and outstanding Class A ordinary shares and 71.06% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding shares. INEOS Services Limited owns 28.83% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding shares. See “Item 7. Major Shareholders and Related Party Transactions – A. Major Shareholders.”. Each Class A ordinary share is entitled to one vote per share and is not convertible into any other class of shares. Each Class B ordinary share is entitled to 10 votes per share and is convertible into one Class A ordinary share at any time. In addition, our Class B ordinary shares will automatically convert into Class A ordinary shares upon certain transfers and other events, including upon the date when holders of all Class B ordinary shares cease to hold Class B ordinary shares representing at least 10% of the total number of Class A and Class B ordinary shares outstanding. For special resolutions, which require the affirmative vote of no less than two-thirds of the votes cast, at any time that Class B ordinary shares remain outstanding, the voting power permitted to be exercised by the holders of the Class B ordinary shares will be weighted such that the Class B ordinary shares shall represent, in the aggregate, 67% of the voting power of all shareholders. As a result, the holders of our Class B ordinary shares will be able to exert a significant degree of influence or actual control over our management and affairs and control all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of all or substantially all of our assets. The interests of the holders of our Class B ordinary shares might not coincide with the interests of the other shareholders. This concentration of voting power in our Class B ordinary shares may harm the value of our Class A ordinary shares, among other things:

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

In addition, pursuant to the terms of the Governance Agreement (as defined under “Item 7.B. Related Party Transactions”), for so long as at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding are held by either the Glazer Parties or the Trawlers (later INEOS) Parties (each as defined therein), in their capacity as the Minority Holder under the Governance Agreement, we agreed that we will refrain from taking and cause each of our subsidiaries to refrain from taking, and each of the Glazer Parties and the Trawlers (later INEOS) Parties agreed that they will refrain from, and will procure that the respective directors appointed by them (subject to any fiduciary duty obligations under applicable law) cause us and each of our subsidiaries to refrain from, taking certain actions or entering into any agreement, arrangement or understanding to take certain actions, without the approval of such Minority Holder, including:

●	any amendment to our memorandum and articles of association or that of any of our subsidiaries, save for amendments (1) reflecting changes in applicable law, (2) in connection with a full sale of the Company, (3) following 20 February 2027, facilitating the issuance by us of any equity security with preference over any of our ordinary shares in respect of liquidation, sale or merger preferences, redemption or dividend rights only, and which may be subject to customary negative control rights or class voting rights, provided, in each case, that such rights do not (A) prevent or interfere in any way with (x) the Majority Holder’s compliance with its obligations or (y) the Minority Holder’s rights, in each case, as set out in the Governance Agreement, or (B) include voting powers that permit such securities to vote with the holders of our ordinary shares in a manner superior to that of our Class A ordinary shares and (4) amendments which do not disproportionately prejudice a Minority Holder in their capacity as a holder of our ordinary shares relative to the Majority Holder or, where there is no Majority Holder, the Minority Holder(s) (including in respect of the rights of our Class A ordinary shares relative to our Class B ordinary shares);
●	any resolution for the winding up of our company;

●	any filing of a petition for winding up by us, and any application for an administration order or for the appointment of a receiver or administrator;
●	any change to our jurisdiction of incorporation that would have an adverse impact on a Minority Holder that is not immaterial;
●	any change to our tax residence that would have an adverse impact on a Minority Holder that is not immaterial;
●	any decision to discontinue our business as a professional football club;
●	certain issuances of shares or securities by us or our subsidiaries;
●	prior to 20 February 2027, the payment, making or declaration of any dividend or other distribution or return of capital or value in respect of our Class B ordinary shares;
●	the payment, making or declaration of any dividend or other distribution or return of capital or value in respect of our profits, assets or reserves, on any basis other than pro rata to the number of our ordinary shares (except for, prior to 20 February 2027, any dividend or other distribution in respect of our Class A ordinary shares only);
●	other than (1) the exercise of certain pre-emptive rights as contemplated in the Governance Agreement, (2) in connection with a change of control transaction, (3) in connection with the enforcement of the Governance Agreement or any other agreement contemplated in the Trawlers Transaction Agreement or (4) seeking indemnification or insurance as one of our directors, officers or employees, entry into any material related party transaction between us or any of our subsidiaries, on the one hand, and the Majority Holder (if any), on the other hand, other than on arm’s length terms (by reference to terms that could reasonably be expected for an equivalent transaction with a third party) and provided such details of such arm’s length terms (to the extent requested by a Minority Holder) are first disclosed in writing to such Minority Holder;
●	prior to 20 February 2027, excluding (1) any trading of playing staff or players, (2) transactions between us and/or our wholly owned subsidiaries or (3) in connection with a change of control transaction, any (a) sale, transfer or disposal (howsoever structured) of an operating business or (b) purchase or acquisition (howsoever structured) of an operating business, in each case (i) whether by a single transaction or series of connected transactions and (ii) where such sale, transfer, disposal, purchase or acquisition (as relevant) is for a gross price (in the case of any asset) or enterprise value (in the case of any business or undertaking) in excess of $250 million;
●	prior to 20 February 2027, except among us and/or our wholly owned subsidiaries, any transaction that has the effect of both (x) fundamentally changing the manner in which our revenue streams operate and (y) transferring the economic benefit of, or control over, any of our material intellectual property or material revenue streams;
●	prior to 20 February 2027, any purchase or acquisition (howsoever structured) of any other professional football team, whether by a single transaction or series of connected transactions; and
●	any delisting of our Class A ordinary shares, save (1) as required by applicable law, (2) where such delisting forms part of a transaction otherwise permitted or contemplated by the Governance Agreement or (3) any full sale of the Company.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on 31 December 2026.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are US citizens or residents or if we otherwise failed to meet applicable requirements necessary to maintain our foreign private issuer status. Although we have elected to comply with certain US regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under US securities laws as a US domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file with the US Securities and Exchange Commission (the “SEC”) periodic reports and registration statements on US domestic issuer forms, with financial statements prepared under US GAAP, which forms are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with US federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short - swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with US domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on US stock exchanges that are available to foreign private issuers.

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

Volatility in the market price of our Class A ordinary shares may prevent investors from being able to sell their Class A ordinary shares at or above the price they paid for such shares. The trading price of our Class A ordinary shares may be volatile and subject to wide price fluctuations in response to various factors, including, without limitation:

●	performance of our men’s first team;
●	the overall performance of the equity markets;
●	industry related regulatory developments;
●	issuance of new or changed securities analysts’ reports or recommendations;
●	additions or departures of key personnel;
●	investor perceptions of us and the football industry, changes in accounting standards, policies, guidance, interpretations or principles;
●	sale of our Class A ordinary shares by us, our principal shareholders or members of our management;
●	general economic conditions;
●	market impacts from geopolitical instability;
●	changes in interest rates; and
●	availability of capital.

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

Sales of substantial amounts of our Class A ordinary shares, or the perception that these sales could occur, could adversely affect the price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional shares. As of 1 September 2026, we had 56,143,220 Class A ordinary shares outstanding. The Class A ordinary shares are freely tradable without restriction under the Securities Act, except for any of our Class A ordinary shares that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

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

No dividend was paid for fiscal year 2026. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof and will depend upon our results of operations, financial condition, distributable reserves, contractual restrictions, restrictions imposed by applicable law, capital requirements and other factors our board of directors (or such committee thereof) deems relevant. Furthermore, neither our Class A ordinary shares nor our Class B ordinary shares have any guaranteed dividends and holders of our Class A ordinary shares and holders of our Class B ordinary shares have no recourse if dividends are not declared. Our ability to pay dividends on the Class A ordinary shares and Class B ordinary shares is limited by our revolving facility, our secured term loan facility and the note purchase agreement governing the senior secured notes, which contain restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. Our ability to pay dividends may be further restricted by the terms of any of our future debt or preferred securities. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, the approval of such Minority Holder will be required in order for us to pay, make or declare any dividend or other distribution (x) in respect of our Class B ordinary shares prior to 20 February 2027, or (y) on any basis other than pro rata to the number of ordinary shares issued and outstanding (except for, prior to 20 February 2027, any dividend or other distribution in respect of the Class A ordinary shares only). Additionally, because we are a holding company, our ability to pay dividends on our Class A ordinary shares and Class B ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares. Accordingly, you may have to sell some or all of your Class A ordinary shares after price appreciation in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell your Class A ordinary shares and you may lose the entire amount of the investment. Additionally, any change in the level of our dividends or the suspension of the payment thereof could adversely affect the market price of our Class A ordinary shares. See “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information – Dividend Policy.”

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

Our corporate affairs and the rights afforded to shareholders are governed by our amended and restated memorandum and articles of association and by the Companies Act (as amended) of the Cayman Islands (the “Companies Act”) and common law of the Cayman Islands, and these rights differ in certain respects from the rights of shareholders in typical US corporations. In particular, the laws of the Cayman Islands relating to the protection of the interests of minority shareholders differ in some respects from those established under statutes or judicial precedent in existence in the United States. The laws of the Cayman Islands provide only limited circumstances under which shareholders of companies may bring derivative actions and (except in limited circumstances) do not afford appraisal rights to dissenting shareholders in the form typically available to shareholders of a US corporation other than in limited circumstances in relation to certain mergers. A summary of Cayman Islands law on the protection of minority shareholders is set out in “Item 10. Additional Information — B. Memorandum and Articles of Association.”

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

Under the Foreign Account Tax Compliance Act (“FATCA”), a 30% withholding tax may apply to certain payments, including US source dividends paid to “foreign financial institutions” (as defined under FATCA) and certain other non-US entities, unless these institutions or entities comply with the FATCA requirements. As we report as a US domestic corporation for all purposes of the Code, dividends from our Class A ordinary shares paid to foreign financial institutions or other non-US entities may be subject to withholding under FATCA. Proposed regulations have eliminated FATCA withholding on gross proceeds from the sale or other disposition of stock. Taxpayers may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

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

The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is https://ir.manutd.com/. The information contained on, or accessible through, our website, or any other website referred to herein, is not incorporated by reference in this Annual Report.

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year heritage we have won 69 trophies, including a record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands. Our large, passionate community provides us with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchdays. We attract leading global companies such as adidas and Qualcomm that want access and exposure to our community of followers and association with our brand.

Our Business Model and Revenue Drivers

We operate and manage our business as a single reporting segment – the operation of professional sports teams. However, we review our revenue through three principal sectors – Commercial, Broadcasting and Matchday.

●	Commercial: Within the Commercial revenue sector, we commercialize our global brand via two revenue streams: Sponsorship and Retail, Merchandising, Apparel & Product Licensing.
●	Sponsorship: We commercialize the value of our global brand and community of followers through marketing and sponsorship relationships with leading international and regional companies around the globe. Our sponsorship revenue was £160.5 million, £188.4 million and £177.8 million, for each of the years ended 30 June 2026, 2025 and 2024, respectively.
●	Retail, Merchandising, Apparel & Product Licensing: We market and sell sports apparel, training and leisure wear and other clothing featuring the Manchester United brand on a global basis. In addition, we also sell other licensed products, from coffee mugs to home accessories, featuring the Manchester United brand and trademarks. These products are distributed through Manchester United branded retail centers and e-commerce platforms, as well as our partners’ wholesale distribution channels. Our retail, merchandising, apparel & product licensing revenue was £156.8 million, £144.9 million and £125.1 million for each of the years ended 30 June 2026, 2025 and 2024, respectively.

Our Commercial revenue was £317.3 million, £333.3 million and £302.9 million for each of the years ended 30 June 2026, 2025 and 2024, respectively.

●	Broadcasting: We benefit from the distribution of live football content directly from the revenue we receive and indirectly through increased global exposure for our commercial partners. Broadcasting revenue is derived from the global television rights relating to the Premier League, UEFA club competitions and other competitions. In addition, our global television channel, MUTV, delivers Manchester United programming to territories around the world. Broadcasting revenue including, in some cases, prize money received by us in respect of various competitions, will vary from year to year as a result of variability in the amount of available prize money and the performance of our men’s first team in such competitions. Our Broadcasting revenue was £206.8 million, £172.9 million and £221.8 million for each of the years ended 30 June 2026, 2025 and 2024, respectively.
●	Matchday: We believe Old Trafford is one of the world’s iconic sports venues. It seats 74,500 inclusive of accessible platforms accommodating 556 disabled supporters, and is the largest football club stadium in the United Kingdom. We have averaged over 99% of attendance capacity for our Premier League matches played in front of a crowd in each of the last 28 years. Matchday revenue will vary from year to year as a result of the number of home games played and the performance of our men’s first team in various competitions. Our Matchday revenue was £153.5 million, £160.3 million and £137.1 million for each of the years ended 30 June 2026, 2025 and 2024, respectively.

Total revenue for the years ended 30 June 2026, 2025 and 2024 was £677.6 million, £666.5 million and £661.8 million, respectively.

Customers

See “Item 3.D. Risk Factors — Risks Related to Our Business — We are exposed to credit-related losses in the event of non-performance by counterparties to Premier League and UEFA media contracts as well as our key commercial and transfer contracts.” Our top customer was the Premier League, which represented 30.1%, 21.2% and 24.3% of our total revenue in each of the years ended 30 June 2026, 2025 and 2024, respectively. Our second largest customer was adidas, which represented 12.7%, 13.2% and 13.6% of our total revenue in each of the years ended 30 June 2026, 2025 and 2024, respectively.

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

Sponsorship development and strategy

We pursue our sponsorship deals through an established infrastructure for commercial activities and focus on developing commercial opportunities and sourcing new sponsors by identifying potential sponsors that we believe will benefit from association with our brand and have the necessary financial resources to support an integrated marketing relationship. By cultivating strong relationships with our sponsors, we can generate significant revenue and leverage our sponsors’ co-branded marketing strategies to further grow our brand. We are successful in executing a geographic and product category approach to selling our sponsorship rights, offering exclusivity within particular industries and geographies.

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

Our sponsors

The following graph shows our annual sponsorship revenue for each of the last five fiscal years:

Sponsorship Revenue

Note: Sponsorship revenue does not include revenue generated from our agreement with adidas.

The table below highlights some of our global and regional sponsors as of 8 September 2026:

Sponsor	Type of sponsorship	Product category
Adidas	Global Sponsor (Apparel)	Sportswear
Qualcomm (Snapdragon)	Global Sponsor (Shirt)	Technology
Betway	Global Sponsor (Training Kit)	Betting
SumUp	Global Sponsor (Sleeve)	Payment technology
Mlily	Global Sponsor	Mattresses and Pillows
Elevate	Global Sponsor	Sports Hospitality
Travel Connection	Global Sponsor	Travel Management
Champions Travel	Global Sponsor	Travel Management
Konami Digital Entertainment	Global Sponsor	Football Computer Games
Statsports	Global Sponsor	Sports Technology
Sokin	Global Sponsor	Payment Solutions
Doo Group	Global Sponsor	Online Financial Trading
Apollo Tyres	Global Sponsor	Tyres
Heineken	Global Sponsor	Beer
Canon Medical Systems	Global Sponsor	Medical Scanners
Coca Cola	Global Sponsor	Soft Drinks
Malaysia Airlines	Global Sponsor	Airline
DHL	Global Sponsor	Logistics
Malta Tourism Authority	Global Sponsor	Destination Partner
Extreme Networks	Global Sponsor	Wi-Fi
Concha Y Toro	Global Sponsor	Wine
Paul Smith	Global Sponsor	Fashion and Formal Wear
Hong Kong Jockey Club	Regional Sponsor	Racecourses and Private Members Clubs
Maybank (Malaysia)	Regional Sponsor	Financial Services
Invex (Mexico)	Regional Sponsor	Financial Services

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

E-commerce

In October 2024, we launched our new in-house e-commerce platform, in partnership with SCAYLE, aimed at revamping the consumer experience and delivering a best-in-class user experience to our fans. The in-house direct-to-consumer platform provides us with greater control over our branding and merchandise and enhances our ability to further leverage the strength of our global brand. The 2025/26 season was our first full year of trading under this model.

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

For the current 3-year agreement (which commenced in the 2024/25 season) amounts are distributed to each club as follows:

	Champions League	Europa League	Conference League
	(“UCL”)	(“UEL”)	(“CL”)
	€’million	€’million	€’million
Bonus for league stage participation	€18.61	€4.31	€3.17
Bonus for each league stage win (maximum 8 in UCL and UEL, maximum 6 in UECL)	€2.10	€0.45	€0.40
Bonus for each league stage draw(1)	€0.70	€0.15	€0.13
Bonus share for each position in league stage (maximum 36 i.e. 1st place receives 36 shares)	€0.28	€0.08	€0.03
Bonus for finishing in places 1 to 8	€2.00	€0.60	€0.40
Bonus for finishing in places 9 to 16	€1.00	€0.30	€0.20
Bonus for knockout round play offs participation	€1.00	€0.30	€0.20
Bonus for round of 16 participation	€11.00	€1.75	€0.80
Bonus for quarter-final participation	€12.50	€2.50	€1.30
Bonus for semi-final participation	€15.00	€4.20	€2.50
Runner-up bonus	€18.50	€7.00	€4.00
Winner bonus	€25.00	€13.00	€7.00
Maximum total of the above	€110.99	€32.84	€18.65
(1)	In the event of a draw, the non-distributed balance will be aggregated and split among the clubs that won matches at the group stage in proportion to the number of matches won.

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

Matchday

Our stadium, which we fully own, is called Old Trafford. We believe Old Trafford is one of the most famous and historic stadiums in the world. Football followers travel from all over the world to attend a match at Old Trafford, which is the largest football club stadium in the United Kingdom, with a capacity of 74,500. The stadium has approximately 10,000 executive club seats, including over 120 luxury boxes and 14 suites, providing both pre and post-match hospitality.

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

The Manchester United Museum is located within Old Trafford. It chronicles Manchester United’s 148-year history and houses the club’s most precious artifacts and trophies.

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

Our Footballing History

Our men’s team was founded in 1878 as Newton Heath L&YR Football Club and has operated for over 148 years. The team first entered the English First Division, then the highest league in English football, for the start of the 1892/93 season. Our club name changed to Manchester United Football Club in 1902, and we won the first of our 20 English League titles in 1908. In 1910, we moved to Old Trafford, our current stadium.

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

In 2024, our Women’s team won their first major trophy, the Women’s FA Cup, defeating Tottenham 4-0 in front of over 75,000 fans at England’s national stadium, Wembley. During the 2025/26 season, we participated in the UEFA Women’s Champions League for the first time, reaching the quarter-final stage.

Our Old Trafford stadium was originally opened on 19 February 1910 with a capacity of approximately 80,000. During the Second World War, Old Trafford was used by the military as a depot, and on 11 March 1941 was heavily damaged by a German bombing raid. The stadium was rebuilt following the war and re-opened on 24 August 1949. The addition of floodlighting, permitting evening matches, was completed in 1957 and a project to cover the stands with roofs was completed in 1959. After a series of additions during the 1960s, 1970s and early 1980s, capacity at Old Trafford reached 56,385 in 1985. The conversion of the stadium to an all-seater reduced capacity to approximately 44,000 by 1992, the lowest in its history. Thereafter, we began to expand capacity throughout the stadium, bringing capacity to approximately 58,000 by 1996, approximately 68,000 by 2000, and over 74,000 in 2006. Currently, Old Trafford seats 74,500 supporters.

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

Our men’s first team is led by our Director of Football Jason Wilcox and Head Coach Michael Carrick. They are all supported by a team of over 150 individuals, including coaches and scouts for our men’s first team and youth academy, medical and physiotherapy staff, sports science and performance and match analysis staff.

We currently have 29 professional players in our men’s first team squad and 3 players on loan at other professional football clubs. A further 65 professionally contracted players make up part of our youth academy teams.

Domestic transfers of players between football clubs are governed by the Premier League Rules and the FA Rules, which allow a professional player to enter into a contract with and be registered to play for any club, and to receive a signing-on fee in connection with such contract. Players are permitted to move to another club during the term of their contract if both clubs agree on such transfer. In such circumstances a compensation fee may be payable by the transferee club. FIFA Regulations on the Status and Transfer of Players (the “FIFA Regulations”) govern international transfers of players between clubs and may require the transferee club to distribute 5% of any compensation fee to the clubs that trained the relevant player. In addition, a 4% levy on any such compensation fee would also be payable to the Premier League. The transferor club in an international transfer may also be entitled to receive payment of “training compensation” under the FIFA Regulations when certain conditions are met. If an out-of-contract player (i.e. a player whose contract with a club has expired or has been terminated) wishes to play for another club, the player’s former club will be entitled to a compensation fee if certain conditions are satisfied. For a domestic transfer, these include conditions regarding the player’s age and requiring the former club to offer the player a new contract on terms which are no less favorable than his current contract. For an international transfer, these include conditions regarding the player’s age only. Subject to limited exceptions, transfers of professional players may only take place during one of the “transfer windows,” which for the Premier League is ordinarily a mid-season winter transfer window during the month of January, and a post-season summer transfer window spanning a maximum of twelve weeks throughout June and August. The summer 2026 transfer window began on 15 June 2026 and ran through until 1 September 2026.

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

As of 14 September 2026, our men’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Altay Bayindir(4)	Goalkeeper	Turkish	28	17	12
Karl Darlow	Goalkeeper	Welsh	35	—	15
Thomas Heaton	Goalkeeper	English	40	3	3
Senne Lammens	Goalkeeper	Belgian	24	38	3
Dermot Mee	Goalkeeper	English	23	—	—
Andre Onana(4)	Goalkeeper	Cameroonian	30	102	53
Harry Amass	Defender	English	19	8	—
Diogo Dalot	Defender	Portuguese	27	250	37
Matthijs de Ligt	Defender	Dutch	27	56	52
Patrick Dorgu	Defender	Danish	21	53	14
Ayden Heaven	Defender	English	19	25	—
Harry Maguire	Defender	English	33	275	66
Lisandro Martinez	Defender	Argentinian	28	114	35
Noussair Mazraoui	Defender	Moroccan	28	81	51
Luke Shaw	Defender	English	31	328	34
Leny Yoro	Defender	French	20	69	1
Carlos Baleba	Midfielder	Cameroonian	22	—	16
Bruno Fernandes	Midfielder	Portuguese	31	332	94
Jack Fletcher	Midfielder	English	19	3	—
Tyler Fletcher	Midfielder	Scottish	19	2	2
Kobbie Mainoo	Midfielder	English	21	107	14
Mason Mount	Midfielder	English	27	73	36
Andrey Santos	Midfielder	Brazilian	22	4	6
Youri Tielemans	Midfielder	Belgian	29	5	90
Manuel Ugarte	Midfielder	Uruguayan	25	69	38
Matheus Cunha	Forward	Brazilian	27	40	28
Amad Diallo	Forward	Ivorian	24	97	23
Shea Lacey	Forward	English	19	6	—
Bryan Mbeumo	Forward	Cameroonian	26	39	32
Marcus Rashford	Forward	English	28	430	78
Benjamin Sesko	Forward	Slovenian	23	37	45
Joshua Zirkzee	Forward	Dutch	25	77	6
(1)	The table includes all men’s first team players as of 14 September 2026.
(2)	Apps means appearances for our men’s first team through 14 September 2026.
(3)	Caps means appearances for senior national football team through 14 September 2026.
(4)	Player currently contracted and out on loan for the remainder of the 2026/27 season.

As of 14 September 2026, our women’s first team(1) was comprised of the following players:

Player	Position	Nationality	Age	Apps(2)	Caps(3)
Janina Leitzig	Goalkeeper	German	27	—	—
Safia Middleton-Patel(4)	Goalkeeper	Welsh	21	4	12
Kayla Rendell(4)	Goalkeeper	English	25	—	—
Phallon Tullis-Joyce	Goalkeeper	American	29	74	7
Rebeca Bernal	Defender	Mexican	29	1	80
Scarlett Hill	Defender	Welsh	18	—	2
Dominique Janssen	Defender	Dutch	31	65	136
Maya Le Tissier	Defender	English	24	138	14
Hanna Lundkvist	Defender	Swedish	24	20	32
Andrea Medina	Defender	Spanish	22	2	—
Lucy Newell	Defender	English	19	—	—
Jayde Riviere	Defender	Canadian	25	78	56
Fridolina Rolfo	Defender	Swedish	32	30	108
Anna Sandberg	Defender	Swedish	23	55	10
Jessica Simpson	Defender	English	21	1	—
Jessica Anderson	Midfielder	English	18	2	—
Simi Awujo	Midfielder	Canadian	22	44	35
Hinata Miyazawa	Midfielder	Japanese	26	85	62
Ella Toone	Midfielder	English	27	206	69
Emma Watson	Midfielder	Scottish	20	3	12
Julia Zigiotti Olme	Midfielder	Swedish	28	41	58
Celin Bizet Donnum	Forward	Norwegian	24	37	31
Layla Drury	Forward	English	17	7	—
Mared Griffiths	Forward	Welsh	19	1	10
Monica Jusu Bah	Forward	Swedish	23	2	11
Jess Park	Forward	English	24	40	26
Lea Schuller	Forward	German	28	20	87
Elisabeth Terland	Forward	Norwegian	25	61	50
Ellen Wangerheim	Forward	Swedish	22	14	5

(1)	This table includes all women’s first team players as of 14 September 2026.
(2)	Apps means appearances for our women’s first team through 14 September 2026.
(3)	Caps means appearances for senior national football team through 14 September 2026.
(4)	Player currently contracted and out on loan.

Youth academy

The aim of our youth academy is to create a flow of talent from the youth teams up to our men’s first team and we are proud to have included a home grown player in every matchday squad for the last eighty-six years. Developing academy players is embedded as part of the history and culture of our club, and also means that we can avoid the expense of purchasing players in those positions from the transfer market. As part of their development plan for reaching our first team, our academy players may be loaned to other clubs such that they gain first team experience elsewhere. This also enables these players to enhance their standing and value within the game, and those who do not make it into our men’s first team frequently achieve places at other professional football clubs, often generating income for the club through transfer fees as a result.

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

UEFA is a competition organizer and is responsible for the organization and regulation of cross-border football in Europe. UEFA is primarily known for its European club competitions, the Champions League, the Europa League, and the Conference League. Currently, each year, as reward for league finishing position, the Premier League gets four teams into the Champions League, two into the Europa League and one into the Conference League. An additional two places are awarded to the associations with the best collective performance by their clubs in the previous season, which is based on the total number of club coefficient points obtained by each club from an association divided by the number of participating clubs from that association. For the 2025/26 and 2026/27 seasons, one of these places was awarded to the English Football Association. The representative structures for UEFA are primarily national association-based with the FA representing English football on numerous committees.

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

UEFA implemented an updated set of regulations from 1 July 2022 ahead of the commencement of a new cycle and competition format in 2024/25. The “break-even” rule from the previous regulations remains, aimed at encouraging football clubs to operate on the basis of their own revenue with some amendments. Owner investments of equity are allowed only within the acceptable deviation thresholds, as described below. In addition, the regulations provide that football clubs who are granted a UEFA license by their national association, based largely on physical infrastructure and personnel criteria set out by UEFA, and who then qualify for a UEFA club competition based on sporting grounds, will then be required to comply with a “monitoring” process. The monitoring process involves the submission of certain financial information (a break-even test and payables analysis) to the Club Financial Control Body (“CFCB”). The CFCB is part of UEFA’s Organs for the Administration of Justice and comprises a team of independent financial and legal experts. The CFCB will review financial submissions and decide what sanctions, if any, to apply to non-compliant clubs. Any appeal must be made directly to the Court of Arbitration for Sport. Potential sanctions for non-compliance with the FSR regulations include a reprimand/warning, withholding of prize money, fines, prohibition on registering new players for UEFA club competitions and ultimately exclusion from UEFA club competitions.

With respect to the updated break-even assessment, or as it is now known, the “Football Earnings” test, a club must continue to demonstrate that its relevant “football” income is equal to or exceeds its “football” expenses. The permitted level of deficit is limited over the three-year assessment period to €5 million, although a larger deficit of up to €60 million permitted provided the deficit is reduced to the €5 million acceptable deviation by equity contributions from equity participants and/or related parties or the club has existing positive equity in excess of the loss. Any club which exceeds the €60 million limit will automatically be in breach of the break-even rule. Depreciation of tangible fixed assets, youth development, women’s team and community expenditure can be excluded from the break-even test. However, clubs must either have positive equity to the value of the expenditure to be able to exclude them from the calculation or they must be covered by equity contributions from equity participants and/or related parties (in addition to any allowable deficit contributions).

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

Premier League Profitability and Sustainability Rules

The Premier League Profitability and Sustainability Rules were effective from the start of 2013/14 season and first tested during the 2015/16 season, with a break-even rule similar to the break-even test of the UEFA Regulations and aimed at encouraging Premier League clubs to operate within their means. Potential sanctions for non-compliance with the profitability and sustainability regulations include significant fines, player transfer restrictions and Premier League points deductions.

Our most recent break-even assessment under the Premier League Profitability and Sustainability Rules was submitted in March 2026, based on our forecast fiscal year 2026, and our 2025 and 2024 audited financial statements. Our previous assessment was based on fiscal year 2025, 2024 and 2023 audited financial statements. Our submissions demonstrated that we are in compliance with Premier League Profitability and Sustainability Rules. The break-even test is based on a club’s audited pre-tax earnings. If the break-even test results are positive, no further action is required until the next break-even test. If the initial test is negative, a club is re-tested, using the UEFA definition of “adjusted earnings before tax,” which allows credit for depreciation of tangible fixed assets and expenditure on youth development and community programs. If these second test results are negative by £15 million or less, the Premier League board will determine whether the club will be able to pay its liabilities due to other football clubs and in respect of employees. If a club’s losses exceed £15 million but are not more than £105 million, the club’s ownership must provide evidence of sufficient funding to meet its liabilities as they fall due. If these results are negative by more than £105 million, regardless of secured funding, Premier League sanctions will apply. The season ending 2025/26 is the final testing period under these regulations.

From Season 2026/27, the Premier League is replacing this test with a Squad Cost Rule (“SCR”) and Sustainability and Systemic Resilience rules (“SSR”).

The SCR is similar in principle to UEFA but with some key differences. The Premier League will test on a seasonal basis and will operate a green threshold of 85%, below which clubs are compliant, and a red test threshold of 115% which clubs can spend up to. Between 85% and 115% would result in a levy and a reduction of the following season’s red test threshold limit for example if a club is at 100%, they would incur a levy and the following season their maximum threshold would be reduced by 15% to 100%. If a club is above 115%, sporting sanctions are applied. Clubs will submit information in October for monitoring of the test, and will be tested in March so that any sporting sanctions can be applied in-season.

The SSR submission occurs annually in July and includes future financial information. It comprises three tests. The first is a working capital test which tests clubs ability to meet its’ operational obligations. The second is a liquidity test which assesses whether clubs have adequate cash and funding to manage financial shocks and ongoing commitments. The third is a positive equity test, which allows club to adjust for a percentage of the market value of players. Collectively, these tests aim to ensure clubs remain financially sustainable, resilient and solvent over the short, medium and long term.

Independent Football Regulator

The IFR was established in July 2025 by the UK Government and made effective from November 2025. The IFR was given authority to oversee clubs in England’s top five tiers, with the objective of promoting the sustainability of English football, for the benefit of fans and the local communities that football clubs serve. From the 2027/28 season, we will be required to obtain an operating license from the IFR in order to participate in the Premier League and England’s other professional divisions. This operating license contains four standard mandatory license conditions:

-	Financial Plans: Submission of a board approved financial plan;
-	Corporate Governance: Publishing of a board approved Corporate Governance Statement;
-	Fan Consultation: Submission of an annual fan consultation report, outlining how the club has consulted with fans and intends to do so in the coming year; and
-	Annual Declaration: Submission of an annual declaration confirming any matters notified to the IFR over the previous 12 months, or a statement confirming there were no such matters.

Initially, the club is required, and expects, to apply for a provisional license by February 2027 and has up to three years to obtain a full license. The earliest point at which a full license can be obtained is June 2028.

Our Strategy

We aim to build a strong and talented football structure and a world-leading leadership team, to ensure that we are focused on long-term success. Fiscal year 2025 saw significant changes to our management team with the appointment of Omar Berrada as our Chief Executive Officer and Jason Wilcox as Director of Football. These appointments, as well as a number of other changes to our executive leadership and ownership structure, are designed to enable us to enact the following key elements of our football and commercial strategy:

●	Transform operational structures and improve efficiency: Across fiscal years 2026, 2025 and 2024, we have implemented plans to transform our corporate structure to create a more lean, agile and financially sustainable football club, while continuing to provide a world class service and product to our valuable commercial partners and global fanbase. The focus of this plan was and continues to be improving the club’s financial sustainability and enhancing the operational efficiency of the business. We believe that this plan provides a platform for Manchester United to remain one of the most popular and successful teams in world sport.
●	Continue to invest in our team, facilities and other brand enhancing initiatives: Dating back to our first league championship in 1908 through present day, where we have earned a record number of English League titles, we have enjoyed a rich tradition of football excellence. We believe our many years of on field success coupled with an iconic stadium and high level of fan engagement has driven our leading global brand. Our brand begins with strong on-field performance, and we remain committed to attracting and retaining the highest quality players for our first teams and coaching staff. We remain committed to investing in our facilities and other initiatives to continue our many years of success and enhance our brand globally. We expect these initiatives will continue to be key drivers of our sales, profit and leading brand recognition going forward.
●	Expansion and renewal of sponsors: We believe we are well-positioned to continue to secure sponsorships with leading brands and further develop our relationships with existing sponsors. We have historically implemented a proactive approach to identifying, securing and supporting sponsors, focusing on improving our analytical capabilities and effectiveness. We continue to place great emphasis on working with our existing sponsors and maintaining a strong renewals base.
●	Further develop our retail, merchandising, apparel & product licensing business: In July 2023, we extended our agreement with adidas with respect to our global technical sponsorship and dual-branded licensing rights, which began on 1 August 2015 and now terminates on 30 June 2035. The agreement with adidas does not include the rights with respect to mono-branded licensing rights or the right to create and operate Manchester United branded soccer schools, physical retail channels and e-commerce retail channels. In the future, we plan to invest to expand our portfolio of product licensees to enhance the range of product offerings available to our followers. Additionally, we may also seek to refine how we segment the different elements of this business. We may also increase our focus on developing these rights more proactively, alone or with other partners.

Fiscal year 2025 saw the launch of our new e-commerce platform, in partnership with SCAYLE. This collaboration spearheads the club’s revamped e-commerce experience and aligns with our ambition to deliver a top-tier direct-to-consumer experience for our global fanbase.

●	Exploit digital media opportunities: The rapid shift of media consumption towards digital, mobile and social media platforms has presented us, and continues to present us, with multiple growth opportunities and new revenue streams. Our digital media platforms, applications and social media channels are one of the primary methods by which we engage and transact with our fans around the world and have presented us, and continue to present us, with multiple growth opportunities and new revenue streams. We publish content on a daily basis on to the club’s website and mobile application. Our website provides commercial benefits for our business with greater e-commerce opportunities and more digital inventory for our commercial partners to benefit from.

●	Enhance the reach and distribution of our broadcasting rights: We are well-positioned to benefit from any increased value and related growth in club distributions associated with the Premier League, the Champions League and other competitions. Season 2025/26 was the first in a new four-year cycle of Premier League domestic broadcasting rights, in a deal worth a total value of £6.7 billion, a 4% increase in live rights value compared to the previous cycle. This is the largest sports media deal ever completed in the UK. The value of the Premier League’s international broadcasting rights for the three-year period from 2025/26 to 2027/28 represents a 27% uplift on the previous three seasons and across the big five European football leagues, the Premier League’s share of the global rights market is up to 48%, from 40% in the 2019/20 season, demonstrating the continued growth and appeal of the league.

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

Our Competitive Strengths

We believe our key competitive strengths are:

●	One of the most successful sports teams in the world: Founded in 1878, Manchester United is one of the most successful sports teams in the world — playing one of the world’s most popular spectator sports. We have won 69 trophies in nine different leagues, competitions and cups since 1908. Our ongoing success is supported by our highly developed football infrastructure and global scouting network.
●	A globally recognized brand with a large, worldwide following: Our 148-year history, our success and the global popularity of our sport have enabled us to become, we believe, one of the world’s most recognizable brands and we enjoy the support of our worldwide community of fans and followers. The composition of our follower base is far reaching and diverse, transcending cultures, geographies, languages and socio-demographic groups, and we believe the strength of our brand goes beyond the world of sports.
●	Ability to successfully commercialize our brand: The popularity and quality of our globally recognized brand make us an attractive marketing partner for companies around the world. Our community of followers is strong in more emerging markets which enables us to deliver media exposure and growth to our partners in these markets.
●	Well established marketing infrastructure driving Commercial revenue growth: We have a large global team dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities. The team has considerable experience and expertise in sponsorship sales, customer relationship management, marketing execution, advertising support and brand development. In addition, we have developed an increasing range of case studies, covering multiple sponsorship categories and geographies, which in combination with our many years’ experience enables us to demonstrate and deliver an effective set of marketing capabilities to our partners on a global and regional basis. Our team is dedicated to the development and monetization of our brand and to the sourcing of new revenue opportunities.
●	Sought-after content capitalizing on the proliferation of digital and social media: We produce content that is followed year-round by our global community of fans and followers. Our content distribution channels are international and diverse, and we actively adopt new media channels to enhance the accessibility and reach of our content. We believe our ability to generate proprietary and exclusive content, which we distribute on our own global platforms as well as via popular third-party social media platforms such as Facebook, Instagram, X, YouTube, TikTok, Sina Weibo and others, constitute an ongoing growth opportunity. We continue to grow our dominant presence on social media and we continue to be the most-followed Premier League club on Instagram, Facebook and X.

Competition

From a business perspective, we compete across a wide variety of industries and within many different markets. We believe our primary sources of competition include, but are not limited to:

●	Football clubs: We compete against other football clubs in the Premier League for match attendance and Matchday revenue. We compete against football clubs around Europe and the rest of the world to attract the best players and coaches in the global transfer and football staff markets.

●	Television media: We receive media income primarily from the Premier League and UEFA media contracts, each of which is collectively negotiated. Further details of such arrangements are set out in the section headed “— Revenue Sectors — Broadcasting.” On a collective level, and in respect of those media rights we retain, we compete against other types of television programming for broadcaster attention and advertiser income both domestically and in other markets around the world.
●	Digital media: We compete against other digital content providers for consumer attention and leisure time, advertiser income and consumer e-commerce activity.
●	Merchandise and apparel: We compete against other providers of sports apparel and equipment.
●	Sponsorship: As a result of the international recognition and quality of our brand, we compete against many different outlets for corporate sponsorship and advertising income, including other sports and other sports teams, other entertainment and events, television and other traditional and digital media outlets.
●	Live entertainment: We compete against alternative forms of live entertainment for the sale of Matchday tickets, including other live sports, concerts, festivals, theatre and similar events.

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

We engage with our global community of followers in a variety of ways:

●	Premier League games at our home stadium, Old Trafford, played in front of a crowd, have been virtually sold out since the 1997/98 season.
●	We undertake exhibition games and promotional tours on a global basis, enabling our worldwide followers to see our team play. These games are in addition to our competitive matches and take place during the summer months or during gaps in the football season. Over recent years we have taken part in numerous matches across Asia, the United States of America and Scandinavia.
●	We continue to grow our global network of Official Supporters’ Clubs and now have over 360 clubs across 92 countries.
●	We work closely with our Fan Advisory Board and Fan Forum with quarterly meetings taking place and continue to liaise regularly with the independent Manchester United Supporters Trust (“MUST”).

●	As of 30 June 2026, we also had more than 297.7 million total social connections. Last year we reported a year-end figure as of 30 June 2025 of 270.6 million total social connections (a 10.0% increase). The following are some examples of our total social connections:
o	We have a very popular brand page on Facebook with approximately 86.9 million connections as of 30 June 2026. In comparison, the New York Yankees had just over 9.2 million connections and the Dallas Cowboys had approximately 8.3 million connections as of 30 June 2026.
o	As of 30 June 2026, our X accounts had more than 43.5 million followers, continuing as the most-followed Premier League club on X.
o	We have over 65.7 million followers on Instagram as of 30 June 2026, a 2.2% increase compared to 30 June 2025.
o	As of 30 June 2026, our YouTube channel had over 11.2 million subscribers, an increase of 10.9% from 30 June 2025.
o	We also have a significant presence on TikTok, with our channel reaching 33.2 million followers as of 30 June 2026, an increase of 12.5% from 30 June 2025.
o	We also have a significant presence on Chinese social media. We continue to be the most-followed football club on Sina Weibo, with 11.3 million followers as of 30 June 2026.
●	Our Women’s team’s social media pages are also popular, with 1.7 million Facebook connections, 2.2 million Instagram followers and 1.6 million TikTok followers as of 30 June 2026.
●	Our wholly owned, in-house, global television network, MUTV, enables our fans to watch our men’s first-team tour matches live and our Academy teams matches live, as well as exclusively produced original productions and interviews with players and our team manager and the manager’s weekly press conference.

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

The Foundation’s objectives are to provide young people with access to community and educational outreach programs to help them make positive choices in their lives and develop in the following areas:

-	Physical and mental wellbeing (living a happier, healthier life)
-	Social wellbeing (bringing a sense of belonging to people and their communities)
-	Employability (improving educational and employment outcomes)

The Foundation worked with over 34,000 young people in the 2025/26 season and operates in the areas of highest social deprivation across Greater Manchester, with the aim of ensuring the benefits of these programs are felt by those who need it most. With more than 29,000 sessions delivered last season – culminating in almost 430,000 attendances – the charity’s presence remains strong and visible across local communities.

The Foundation engaged with 72 primary, secondary, and special educational needs schools during the 2025/26 season. It also delivers a further education program in sport alongside the Salford City College Group, and a collaborative degree in Sport and Youth Leadership alongside Manchester Metropolitan University. Working predominantly across all ten boroughs of Greater Manchester, its work also spans to Carlisle, Derbyshire, London, Northern Ireland and most recently the Republic of Ireland. Full-time coaches are based in high schools to work with pupils, feeder primary schools and within the local community to build lasting relationships. Other initiatives, such as Street Reds evening football sessions, girls’ development provision, and a disability and inclusion program, provide free football, alternative activities, qualifications and work experience opportunities for young people across all areas of delivery.

The Foundation fulfils all charitable activity for Manchester United, including managing partnerships with the Sir Bobby Charlton Foundation and the Michael Carrick Foundation and supporting external charities by providing signed items for their own fundraising purposes.

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

Our Equality, Diversity and Inclusion (“ED&I”) strategy aims to integrate ED&I across four main areas: Leaders, People, Fans, and Partners. Our ED&I strategy is used to guide our decision-making. We are dedicated to meeting specific diversity goals for gender, race, disability, and LGBTQ+ representation in accordance with the UEFA sustainability goals and applicable law.

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

Sustainability

We continue to recognize the importance of reducing our environmental impact and embedding sustainability considerations into decision-making across the Club. Through our Reds Go Green program, the Club has established a long-term framework to coordinate sustainability activities, engage colleagues and stakeholders, and support continuous environmental improvement across operations, products, matchdays, travel and fan engagement.

The annual measurement and assessment of our carbon footprint enables us to develop action plans to reduce emissions, supported by cross-functional governance and collaboration across the Club. This includes taking steps to reduce the amount of waste we generate and divert operational waste from landfill.

We also support the Premier League Environmental Sustainability Commitment and continue to work collaboratively with the League, other clubs, partners, suppliers and industry stakeholders to share best practices and drive positive environmental outcomes across football.

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

Key properties and locations	Primary function	Owned/leased	Area
			(approx. m2)
Old Trafford Football Stadium, Manchester	Football stadium	Owned (freehold)	205,000
Carrington training ground, Carrington, Trafford	Football training facility	Owned (freehold)	440,000
Littleton Road Training Ground, Salford	Football training facility	Owned (freehold)	84,000
The Cliff, Lower Broughton Road, Salford	Football training facility	Owned (freehold)	28,000
Manchester International Freight Terminal, Westinghouse Road Trafford Park, Manchester	Investment properties	Leased (through March 2071)	107,000
Land and buildings at Wharfside, Trafford Park, Manchester	Investment properties	Owned (freehold)	27,100
Land and buildings on the southwest side of Trafford Wharf Road, Manchester	Offices and Car Parking	Owned (freehold)	23,000
Land and buildings at Canalside, Trafford Park, Manchester	Investment properties	Owned (freehold)	10,800
Land and buildings at Castlemore Retail Park, Trafford Park, Manchester	Investment properties	Owned (freehold)	3,969
Land and buildings off John Gilbert Way, Trafford Park, Manchester	Owned land and buildings	Owned (freehold)	106,000
Office space, London	Offices	Leased (through September 2029)	2,828
Office space, Maryland, United States	Offices	Leased (through November 2026)	653

The above properties are owned or leased by Manchester United Football Club Limited, apart from Castlemore Retail Park and Manchester International Freight Terminal which are owned or leased by Alderley Urban Investments Limited and the land and buildings off John Gilbert Way that are owned by Alderley Urban Investments II Limited.

In the year ended 30 June 2026, the Group acquired land and buildings off John Gilbert Way, Manchester, for £64.0 million. These acquisitions are held as Freehold Property and were made in conjunction with the Group’s intention to build a proposed new stadium and, until these plans are progressed further, continue to generate rental income.

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

Subsidiaries

Our directly or indirectly wholly - owned principal subsidiaries are: Red Football Finance Limited, Red Football Holdings Limited, Red Football Shareholder Limited, Red Football Joint Venture Limited, Red Football Limited, Red Football Junior Limited, Manchester United Limited, Alderley Urban Investments Limited, Alderley Urban Investments II Limited, Manchester United Football Club Limited, Manchester United Women’s Football Club Limited, Manchester United Interactive Limited, MU Commercial Holdings Limited, MU Commercial Holdings Junior Limited, MU Finance Limited, MU 099 Limited, MU RAML Limited, MUTV Limited and RAML USA LLC. All of the above are incorporated and operate in England and Wales, with the exception of Red Football Finance Limited which is incorporated in the Cayman Islands and RAML USA LLC which is incorporated in the state of Delaware in the United States.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our consolidated financial statements and notes included elsewhere in this Annual Report.

Overview

We are one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 148-year heritage we have won 69 trophies, including a joint-record 20 English league titles, enabling us to develop what we believe is one of the world’s leading sports brands and a global community of fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, broadcasting and matchday. We attract leading global companies such as adidas, Qualcomm and Betway that want access and exposure to our community of followers and association with our brand.

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

Revenue Drivers

Commercial

Commercial revenue is derived from sponsors, commercial partners and retail, merchandising, apparel and licensing. We generate our Commercial revenue with low fixed costs and small incremental costs for each additional sponsor, making our commercial operations a relatively high margin and scalable part of our business and a driver of growth for our overall profitability. Total Commercial revenue for the year ended 30 June 2026 was £317.3 million.

Sponsorship

We commercialize the value of our global brand and community of followers through sponsorship relationships with leading international and regional companies around the globe. To better capitalize on the strength of our brand, we have developed a segmentation sponsorship strategy. See “Item 4. Information on the Company — Revenue Sectors — Commercial – Sponsorship – Our Sponsors” for some of our global and regional sponsors as at 8 September 2026.

A partnership with Manchester United provides corporations with the ability to associate themselves with the highly popular Manchester United brand and a global marketing platform to quickly and effectively amplify their brand and message to their potential customers.

For the 2025/26 season, our shirt sponsor was Qualcomm via their Snapdragon brand and this will continue for the 2026/27 season. Total sponsorship revenue for the year ended 30 June 2026 was £160.5 million.

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

Total retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2026 was £156.8 million.

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

Season 2025/26 was the first in a new four-year cycle of Premier League domestic broadcasting rights, in a deal worth a total value of £6.7 billion, a 4% increase in live rights value compared to the previous cycle. This is the largest sports media deal ever completed in the UK. The value of the Premier League’s international broadcasting rights for the three-year period from 2025/26 to 2027/28 represents a 27% uplift on the previous three seasons and across the big five European football leagues, the Premier League’s share of the global rights market is up to 48%, from 40% in the 2019/20 season, demonstrating the continued growth and appeal of the league.

The UEFA club competitions’ latest three-year media rights agreement which commenced in the 2024/25 season, is worth €4.4 billion per season, compared to €3.5 billion per season under the previous agreement, an increase of 26%.

Our participation in the Premier League and Champions League, Europa League or Conference League (and consequently, our receipt of the revenue generated by these broadcasting contracts) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for these UEFA club competitions or is relegated from the Premier League in any given season, our Broadcasting revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower operating expenses. Our men’s first team did not participate in UEFA competitions in the 2025/26 season, but as a result of performance in the Premier League across the 2025/26 season, will compete in the 2026/27 UEFA Champions League.

In addition, MUTV delivers Manchester United programming and other content to territories around the world. MUTV generated total revenue of £5.7 million, £5.8 million and £6.2 million for each of the years ended 30 June 2026, 2025 and 2024, respectively. Total Broadcasting revenue for the year ended 30 June 2026 was £206.8 million.

Matchday

Matchday revenue is a function of the number of games played in front of a crowd at Old Trafford, the size and seating composition of Old Trafford, attendance at our matches and the prices of tickets and hospitality sales. A significant driver of Matchday revenue is the number of home games we play at Old Trafford in front of a crowd, which is ordinarily based on 19 Premier League matches and any additional matches resulting from the success of our men’s first team in the FA Cup, EFL Cup and UEFA club competitions. Our participation in the Premier League and UEFA club competitions (and consequently, our receipt of the revenue generated by these matches) is predicated on the success of our men’s first team, and if our men’s first team fails to qualify for UEFA club competitions or is relegated from the Premier League in any given season, our Matchday revenue for that and subsequent fiscal years will be adversely impacted, partially offset by lower resulting expenses. Average attendance for our home Premier League matches played in front of a crowd has been over 99% for each season since the 1997/98 season, with strong attendance for UEFA club competitions, FA Cup and EFL Cup matches. Total Matchday revenue for the year ended 30 June 2026 was £153.5 million.

Other Factors That Affect Our Financial Performance

Employee benefit expenses

Player and staff compensation comprise the majority of our operating costs. Of our total operating costs, player costs, which include salaries, bonuses, benefits and national insurance contributions are the primary component. Compensation to non-player staff, which includes our manager, coaching staff and key football management, also accounts for a significant portion. Competition from top clubs in the Premier League and Europe has resulted in increases in player and manager salaries, forcing clubs to spend an increasing amount on player and staff compensation, and we expect this trend to continue.

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

Amortization, depreciation and impairment

We amortize the capitalized costs associated with the acquisition of players’ and key football management staff registrations. These costs are amortized over the period of the employment contract agreed with a player/key football management staff. If a player or key football management staff extends their contract prior to the end of the pre-existing period of employment, the remaining unamortized portion of the acquisition cost is amortized over the period of the new contract. Changes in amortization of the costs of players’ and key football management staff registrations from year to year and period to period reflect additional fees paid for the acquisition of players and key football management staff, the impact of contract extensions and the disposal of registrations. As such, increased players’ and key football management staff registration costs in any period could cause higher amortization in that period and in future periods and have a negative impact on our results of operations. Moreover, to the extent that the player and key football management staff registration costs vary from period to period, this may drive variability in our results of operations. We also amortize the capitalized costs associated with the acquisition of other intangible assets over their estimated useful lives, which is typically between 3 and 10 years.

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

Finance (costs)/income

A key component of our expenses during each of the past three fiscal years has been interest costs and retranslations of our USD borrowings. We expect finance costs to continue to be a significant component of our expenses. See “Item 5.B. Liquidity and Capital Resources — Indebtedness.” Finance costs also include the unwind of the discount recognized on amounts payable or receivable under transfer agreements as appropriate which can vary, depending on transfer activity and interest rates, amongst other factors.

Taxes

During each of the three years ended 30 June 2026, 2025 and 2024, our principal operating subsidiaries were tax residents in the United Kingdom. We were subject to a UK statutory tax rate of 25.0% in the years ended 30 June 2026, 30 June 2025 and 30 June 2024.

Although we are organized as a Cayman Islands exempted company, we report as a US domestic corporation for US federal income tax purposes. As a result, our worldwide income is also subject to US taxes at the US statutory rate (currently 21%).

The current statutory tax rate in the UK is 25% and as a result we expect to utilize UK taxes paid in the calculation of our US tax liability and therefore we do not expect to be double taxed on our income. We expect our future cash tax rate to continue to align more closely to the UK statutory tax rate of 25% now that this rate has taken effect.

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

The following table shows selected audited consolidated statement of profit or loss data for the years ended 30 June 2026 and 2025. For a discussion of our results of operations for the year ended 30 June 2024, including a year-to-year comparison between the years ended 30 June 2025 and 2024, refer to Part I, Item 5, “Operating and Financial Review and Prospects” in our Annual Report Form 20-F for the year ended 30 June 2025.

	Year ended 30 June
	2026	2025	% change
Statement of profit or loss data	(£’000)	(£’000)
Revenue	677,649	666,514	1.7%
Analyzed as:
Commercial revenue	317,329	333,274	(4.8)%
Broadcasting revenue	206,765	172,977	19.5%
Matchday revenue	153,555	160,263	(4.2)%
Operating expenses	(701,895)	(733,686)	4.3%
Analyzed as:
Employee benefit expenses	(302,025)	(313,256)	3.6%
Other operating expenses	(159,217)	(170,429)	6.6%
Depreciation and impairment	(20,631)	(17,002)	(21.3)%
Amortization	(211,813)	(196,373)	(7.9)%
Exceptional items	(8,209)	(36,626)	77.6%
Operating loss before profit on disposal of intangible assets	(24,246)	(67,172)	63.9%
Profit on disposal of intangible assets	46,881	48,742	(3.8)%
Operating profit/(loss)	22,635	(18,430)	—
Finance costs	(77,657)	(58,988)	(31.6)%
Finance income	8,037	37,754	(78.7)%
Net finance costs	(69,620)	(21,234)	(227.9)%
Loss before income tax	(46,985)	(39,664)	(18.5)%
Income tax credit	4,031	6,641	(39.3)%
Loss for the year	(42,954)	(33,023)	(30.1)%

Revenue

Total revenue for the year ended 30 June 2026 was £677.6 million, an increase of £11.1 million, or 1.7%, compared to the year ended 30 June 2025, as a result of an increase in revenue in our Broadcasting revenue sector, partially offset by a decrease in our Commercial and Matchday revenue sectors, as described below.

Commercial revenue

Commercial revenue for the year ended 30 June 2026 was £317.3 million, a decrease of £16.0 million, or 4.8%, over the year ended 30 June 2025.

●	Sponsorship revenue for the year ended 30 June 2026 was £160.5 million, a decrease of £27.9 million, or 14.8%, over the year ended 30 June 2025, primarily due to the Club’s training kit sponsorship agreement with Tezos in the prior year, which ended before the start of the 2025/26 season; and
●	Retail, merchandising, apparel & product licensing revenue for the year ended 30 June 2026 was £156.8 million, an increase of £11.9 million, or 8.2%, over the year ended 30 June 2025, due to the current year including a full year of our in-house e-commerce model in partnership with SCAYLE, compared to only ten months in the prior year, combined with a one-off credit during the year ended 30 June 2026 relating to amended terms of this model.

Broadcasting revenue

Broadcasting revenue for the year ended 30 June 2026 was £206.8 million, an increase of £33.9 million, or 19.6%, over the year ended 30 June 2025, primarily due to the men’s first team finishing 3rd in the Premier League, compared to 15th in the prior year, partially offset by the men’s first team not participating in UEFA competition in the current year, compared to reaching the UEFA Europa League final in the prior year.

Matchday revenue

Matchday revenue for the year ended 30 June 2026 was £153.5 million, a decrease of £6.8 million, or 4.2%, over the year ended 30 June 2025, due to the men’s first team playing ten fewer home matches in the current year compared to the prior year, partially offset by strong demand for our general admission and hospitality offerings.

Total operating expenses

Total operating expenses (defined as employee benefit expenses, other operating expenses, depreciation and impairment, amortization and exceptional items) for the year ended 30 June 2026 were £701.9 million, a decrease of £31.8 million, or 4.3%, over the year ended 30 June 2025. This decrease is explained by category below.

Employee benefit expenses

Employee benefit expenses for the year ended 30 June 2026 were £302.0 million, a decrease of £11.2 million, or 3.6%, over the year ended 30 June 2025. This is primarily due to changes in the make-up of the men’s first team squad, combined with savings associated with headcount reduction programs implemented in the prior two fiscal years.

Other operating expenses

Other operating expenses for the year ended 30 June 2026 were £159.2 million, a decrease of £11.2 million, or 6.6%, over the year ended 30 June 2025. This is primarily due to savings associated with the club’s drive to improve operating efficiency, combined with reduced matchday costs as a result of hosting ten fewer home matches in the current season compared to the prior year.

Depreciation and impairment

Depreciation and impairment for the year ended 30 June 2026 amounted to £20.6 million, an increase of £3.6 million, or 21.3%, over the year ended 30 June 2025.

Amortization

Amortization, primarily of registrations, for the year ended 30 June 2026 was £211.8 million, an increase of £15.4 million, or 7.9%, over the year ended 30 June 2025, primarily due to continued investment in the first team playing squad. The unamortized balance of registrations as of 30 June 2026 was £452.3 million, of which £156.1 million is expected to be amortized in the year ending 30 June 2027. The remaining balance is expected to be amortized over the four years ending 30 June 2031. This does not take into account player acquisitions after 30 June 2026, which would have the effect of increasing the amortization expense in future periods, nor does it consider player departures subsequent to 30 June 2026, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

Exceptional items

Exceptional items for the year were a cost of £8.2 million, comprising costs associated with the departure of former men’s first team head coach Ruben Amorim, along with final costs in relation to the Club’s restructuring programs. The charge also includes additional contributions we expect to pay towards the Football League pension scheme deficit.

Exceptional items for the year ended 30 June 2025 were a cost of £36.6 million, as a result of compensation for loss of office costs incurred in relation to the restructuring of the club’s operations, as well as costs associated with the departure of former men’s first team head coach Erik ten Hag and various members of football staff.

Profit on disposal of intangible assets

Profit on disposal of intangible assets for the year ended 30 June 2026 was £46.9 million, compared to a profit of £48.7 million for the year ended 30 June 2025. The profit on disposal of intangible assets for the year ended 30 June 2026 primarily related to the disposals of Garnacho (Chelsea) and Hojlund (Napoli), combined with additional fees associated with disposals made in previous years. The profit on disposal of intangible assets for the year ended 30 June 2025 primarily related to the disposal of McTominay (Napoli), Wan-Bissaka (West Ham), Greenwood (Olympique Marseille) and Hannibal (Burnley).

Net finance costs

Net finance costs for the year ended 30 June 2026 were £69.6 million, compared to net finance costs of £21.2 million for the year ended 30 June 2025. This is primarily due to a large unrealized foreign exchange loss on unhedged USD borrowings of £10.0 million in the current year, compared to a large unrealized foreign exchange gain of £22.9 million in the prior year.

Income tax

The income tax credit for the year ended 30 June 2026 was £4.0 million, compared to £6.6 million for the year ended 30 June 2025. In both years the credit arose primarily as a result of deferred tax assets recognized in respect of losses arising in the respective year.

Safe Harbor

See the Section entitled “Forward-Looking Statements” at the beginning of this Annual Report.

B.	LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements stem from the payment of transfer fees for the acquisition of players’ registrations, capital expenditure for the improvement of facilities at Old Trafford and Carrington, payment of interest on our borrowings, employee benefit expenses, other operating expenses and, for certain periods, dividends on our Class A ordinary shares and Class B ordinary shares. Historically, we have met these cash requirements through a combination of operating cash flow, proceeds from transfer fees from the sale of players’ registrations, drawdowns on our revolving facility and through the sale of our Class A and Class B ordinary shares. Our existing borrowings primarily consist of our secured term loan facility, our senior secured notes and outstanding drawdowns under our revolving facility. We have US dollar revenues that we use to hedge our US dollar borrowing exposure. We continue to evaluate our financing options and may, from time to time, take advantage of opportunities to repurchase or refinance all or a portion of our existing indebtedness to the extent such opportunities arise.

Our business ordinarily generates a significant amount of cash from our Matchday revenues and commercial contractual arrangements at or near the beginning of our fiscal year, with a steady flow of other cash received throughout the fiscal year. In addition, we ordinarily generate a significant amount of our cash through advance receipts, including season tickets (which include general admission season tickets and seasonal hospitality tickets), most of which are received prior to the end of June for the following season. Our Broadcasting revenues from the Premier League and UEFA are paid periodically throughout the season, with primary payments made in late summer, December, January and the end of the football season. Our sponsorship and other commercial revenue tends to be paid either quarterly or annually in advance. However, while we typically have a high cash balance at the beginning of each fiscal year, this is largely attributable to deferred revenue, the majority of which falls under current liabilities in the consolidated balance sheet, and this deferred revenue is unwound through the statement of profit or loss over the course of the fiscal year. Over the course of a year, we use our cash on hand to pay employee benefit expenses, other operating expenses, interest payments and other liabilities as they become due. This typically results in negative working capital movement at certain times during the year. In the event it ever became necessary to access additional operating cash, we also have access to cash through our revolving facility. As of 30 June 2026, we had £110 million of outstanding loans under our revolving facility.

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

We also maintain a mixture of long-term debt and capacity under our revolving facility so that we have sufficient funds available for short-term working capital requirements and for investment in the playing squad and other capital projects, including those related to our ambition to build a proposed new stadium.

Our cost base is more evenly spread throughout the fiscal year than our cash inflows. Employee benefit expenses and fixed costs constitute the majority of our cash outflows and are generally paid evenly throughout the 12 months of the fiscal year.

In addition, transfer windows for acquiring and disposing of registrations occur in January and the summer. During these periods, we may require additional cash to meet our acquisition needs for new players and we may generate additional cash through the sale of existing registrations. Depending on the terms of the agreement, transfer fees may be paid or received by us in multiple installments, resulting in deferred cash paid or received. If we seek to acquire players with values substantially in excess of the values of players we seek to sell, we may be required to utilize cash available from our revolving facility to meet our cash needs.

Acquisition and disposal of registrations also affects our trade receivables and payables, which affects our overall working capital. Our trade receivables include accrued revenue from sponsors as well as transfer fees receivable from other football clubs, whereas our trade payables include transfer fees and other associated costs in relation to the acquisition of registrations.

Capital expenditures at Old Trafford

Our stadium, Old Trafford, remains one of our key assets and a significant part of the overall experience we provide to our followers. Old Trafford has been our home stadium since 1910 and has undergone significant changes over the years. To maintain the quality of service, enhance the fan experience and increase Matchday revenue, we continually invest in the refurbishment and regeneration of Old Trafford. Following a substantial development prior to the 2006/07 season, we expanded seating capacity at Old Trafford from approximately 68,000 to 74,240. The current capacity of Old Trafford is 74,500. In addition, we have continued to invest in improving hospitality suites and office and catering facilities through refurbishment programs.

We record these investments as capital expenditures. Capital expenditure at Old Trafford was £7.7 million, £13.1 million and £8.2 million for the years ended 30 June 2026, 2025 and 2024, respectively.

In addition, we spent approximately £14.7 million, £42.7 million and £4.8 million for the years ended 30 June 2026, 2025 and 2024 respectively, at Carrington, our training facility. The significant increase in the year ended 30 June 2025 is due to the investment in our new, world-class men’s first team facility, which opened in August 2025.

The year ended 30 June 2026 also includes capital expenditure of £63.5 million for freehold property related to our ambition to build a proposed new stadium, with no comparative expenditure in the years ended 30 June 2025 and 30 June 2024.

Digital media capital expenditure

We intend to continue investing in our digital media assets, including our website, mobile application and digital media capabilities.

Net intangible asset – registrations capital expenditure

Our average net intangible asset – registrations capital expenditure over the last 5 years has been a cash outflow of £146.1 million per fiscal year. However, net intangible asset – registrations capital expenditure has varied significantly from period to period, as shown in the table below, and while we expect that trend to continue, competition for talented players may force clubs to spend increasing amounts on player registration fees. We may explore new player acquisitions in connection with future transfer periods that may materially increase the amount of our net intangible asset – registrations capital expenditure. Actual cash used or generated from net intangible asset – registrations capital expenditure is recorded on our statement of cash flow under net cash outflow or inflow from investing activities.

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

Commitments

As of 30 June 2026, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £0.5 million and to other intangible assets amounting to £nil. These amounts are not recognized as liabilities.

Cash Flow

The following table summarizes our cash flows for the years ended 30 June 2026 and 2025:

	2026	2025

	(in £ millions)
Cash flow from operating activities
Cash generated from operations	216.2	107.5
Interest paid	(38.9)	(37.2)
Interest received	2.1	3.4
Tax paid	(0.7)	(1.0)
Net cash inflow from operating activities	178.7	72.7
Cash flow from investing activities
Payments for property, plant & equipment	(85.9)	(44.7)
Payments for intangible assets	(292.3)	(278.8)
Proceeds from sale of intangible assets	148.6	48.8
Net cash outflow from investing activities	(229.6)	(274.7)
Cash flow from financing activities
Proceeds from revolving facility	225.0	230.0
Repayment of revolving facility	(275.0)	(100.0)
Proceeds from refinanced senior secured notes	414.4	—
Repayment of refinanced senior secured notes	(320.2)	—
Proceeds from issue of shares	—	80.0
Principal elements of lease payments	(1.7)	(0.4)
Debt issue costs paid	(7.2)	—
Net cash inflow from financing activities	35.3	209.6
Net (decrease)/increase in cash and cash equivalents(1)	(15.6)	7.6
(1)	Excluding the effects of exchange rate ranges on cash and cash equivalents

Net cash inflow from operating activities

Cash generated from operations represents our operating results and net movements in our working capital. Our working capital is generally impacted by the timing of cash received from the sale of tickets and hospitality and other matchday revenues, broadcasting revenue from the Premier League and UEFA and commercial revenue. Cash generated from operations for the year ended 30 June 2026 was £216.2 million, an increase of £108.7 million from £107.5 million for the year ended 30 June 2025.

Additional changes in net cash inflow from operating activities generally reflect our finance costs. We currently pay fixed rates of interest on our senior secured notes and variable rates of interest on our secured term loan facility and revolving facility. Interest paid was £38.9 million for the year ended 30 June 2026, broadly in line with the year ended 30 June 2025. Interest on our senior secured notes is normally paid semi-annually, in June and December.

Net cash inflow from operating activities was £178.7 million for the year ended 30 June 2026, an increase of £106.0 million compared to a net cash inflow of £72.7 million for the year ended 30 June 2025.

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

Net cash outflow from investing activities for the year ended 30 June 2026 was £229.6 million, a decrease of £45.1 million from £274.7 million for the year ended 30 June 2025. This decrease was primarily due to cash received from transfer receivable financing transactions implemented in the year ended 30 June 2026, combined with stronger contractual transfer receivable cash flows received, partly offset by expenditure in relation to the acquisition of land in conjunction with our ambition to build a proposed new 100,000 seater stadium.

Net cash inflow from financing activities

Net cash inflow from financing activities for the year ended 30 June 2026 was £35.3 million compared to net cash inflow of £209.6 million for the year ended 30 June 2025. This is due to net proceeds, including issue costs, of £89.5 million arising from the refinancing of our Senior Secured Notes, partially offset by net repayments on our revolving facility of £50.0 million.

During the year ended 30 June 2025, we received £80.0 million of proceeds from the issuance of Class A and Class B ordinary shares in connection with the Trawlers Transaction, in addition to a net drawdown on our revolving facility of £130.0 million.

Indebtedness

Our primary sources of indebtedness consist of our senior secured notes, our secured term loan facility and our revolving facility. As part of the security for our senior secured notes, our secured term loan facility and our revolving facility, substantially all of our assets are subject to liens and mortgages.

Description of principal indebtedness

Senior secured notes

On 10 June 2026, our wholly-owned subsidiary, Manchester United Football Club Limited, issued $550.0 million in aggregate principal amount of 5.36% senior secured notes (which we refer to throughout this Annual Report as the “senior secured notes”). As of 30 June 2026, the sterling equivalent of £409.0 million (net of unamortized issue costs of £5.5 million) was outstanding. The outstanding principal amount was $550.0 million. The senior secured notes mature on 10 June 2031.

The senior secured notes are guaranteed by Red Football Limited, Red Football Junior Limited, Manchester United Limited and MU Finance Limited and secured against substantially all of the assets of those entities and Manchester United Football Club Limited. These entities are wholly-owned subsidiaries of Manchester United plc.

The note purchase agreement governing the senior secured notes contains a financial maintenance covenant requiring us to maintain consolidated profit for the period before depreciation, amortization of, and profit/(loss) on disposal of, intangible assets, exceptional items, net finance costs, and tax (“EBITDA”) of not less than £125 million for each 12 month testing period. We are able to claim certain dispensations from complying with the consolidated EBITDA floor including up to twice (in non-consecutive financial years) during the life of the senior secured notes if we fail to qualify for the first round group stages (or its equivalent from time to time) of the Champions League. The impact of IFRS 16 is excluded for the purpose of covenant compliance testing. The covenant is tested on a quarterly basis and we were in compliance with the covenant for each quarter throughout the financial year.

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

The senior secured notes may be redeemed in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 10 June 2031. There is no “make-whole” premium payable if the senior secured notes are redeemed after 10 June 2029, subject to certain conditions being met.

The senior secured notes were refinanced in June 2026, increasing the principal amount from $425.0 million to $550.0 million and extending the maturity date from 25 June 2027 to 10 June 2031. As part of this transaction, proceeds were received in relation to the new senior secured notes on 10 June 2026 and the previous senior secured notes were repaid in full on 12 June 2026. We did not incur any early repayment charges or make-whole payments. Further detail is provided in the Consolidated Statement of Cash Flows, included in this annual report.

Secured term loan facility

Our wholly-owned subsidiary, Manchester United Football Club Limited, has a secured term loan facility with Bank of America Europe Designated Activity Company as lender. As of 30 June 2026, the sterling equivalent of £168.6 million (net of unamortized issue costs of £0.9 million) was outstanding. The outstanding principal amount was $225.0 million. The remaining balance of the secured term loan facility is repayable on 10 June 2031, although the Group has the option to repay the secured term loan facility at any time before then. On 10 June 2026, the maturity of the secured term loan facility was extended from 6 August 2029 to 10 June 2031, consistent with the senior secured notes.

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

Revolving facility

In July 2025, we amended our revolving facilities by consolidating all revolving facilities into a single syndicate, provided by our existing lenders, Bank of America, NatWest and Santander, alongside HSBC as a new entrant (the “new revolving facility”). The new revolving facility expires on 31 December 2029, with maximum capacity of £400.0 million, following a further upsize of £50.0 million in February 2026. As of the date of this report, we had £200.0 million in outstanding loans and £200.0 million in borrowing capacity under our new revolving facility.

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

As of 30 June 2026, we were in compliance with all covenants under our debt facilities.

Off balance sheet arrangements

Transfer fees payable

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable by us if certain specific performance conditions are met. As noted above, we estimate the value of any contingent consideration at the date of acquisition based on the probability of conditions being met and monitor this on an ongoing basis. The maximum additional amount that could be payable as of 30 June 2026 is £122.8 million.

Transfer fees receivable

Similarly, under the terms of contracts with other football clubs for player transfers, additional amounts would be payable to us if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Company when probable and recognized when virtually certain. As of 30 June 2026, we believe receipt of £nil to be probable.

Other commitments

In the ordinary course of business, we enter into capital commitments. These transactions are recognized in the consolidated financial statements in accordance with IFRS, as issued by the IASB, and are more fully disclosed therein.

As of 30 June 2026, we had not entered into any other off-balance sheet transactions.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not currently have, and have not had during the past three years, any research and development policies in place. See “Item 4. Information on the Company – Intellectual Property” for information about our intellectual property and licenses.

D.	TREND INFORMATION

Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events since 30 June 2026 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

For a summary of all of our significant accounting policies, see Note 2 to our audited consolidated financial statements as of 30 June 2026 and 30 June 2025 and for the years ended 30 June 2026, 2025 and 2024 included elsewhere in this Annual Report.

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

Broadcasting and Matchday

For our accounting policies relating to Broadcasting revenue and Matchday revenue, which management does not consider to involve critical estimates and judgments, see Notes 4.3(ii) and (iii) to our audited consolidated financial statements as of 30 June 2026 and 2025 and for the years ended 30 June 2026, 2025 and 2024 included elsewhere in this Annual Report.

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

Name	Age	Position	Position Held Since
Avram Glazer	65	Executive Co-Chairman and Director	May 2012
Joel Glazer	59	Executive Co-Chairman and Director	May 2012
Omar Berrada	48	Chief Executive Officer and Director	July 2024
Roger Bell	63	Chief Financial Officer and Director	May 2024
Kevin Glazer	64	Director	August 2012
Bryan Glazer	61	Director	August 2012
Darcie Glazer Kassewitz	58	Director	September 2012
Edward Glazer	56	Director	November 2012
John Reece	69	Director	February 2024
Rob Nevin	68	Director	February 2024
Robert Leitão	63	Independent Director	August 2012
John Hooks	70	Independent Director	November 2012

The following is a brief biography of each of our executive officers and directors:

Avram Glazer, aged 65, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer currently serves as Chairman of the Board of Directors of Innovate Corp. Mr. Glazer previously served as President and Chief Executive Officer of Zapata Corporation, a US public company from March 1995 to July 2009 and Chairman of the board of Zapata Corporation from March 2002 to July 2009. Mr. Glazer received a business degree from Washington University in St. Louis in 1982. He received a law degree from American University, Washington College of Law in 1985.

Joel Glazer, aged 59, is Executive Co-Chairman and a Director of the Company. He is currently a director of Red Football Limited and Co-Chairman of Manchester United Limited. Mr. Glazer is Co-Chairman of the Tampa Bay Buccaneers, Chairman of the NFL International Committee, as well as a member of the Finance, Media, Legalized Sports Betting Committees, and the NFL Management Council Executive Committee. Mr. Glazer graduated from American University in Washington, D.C., in 1989 with a bachelor’s degree.

Omar Berrada, aged 48, is Chief Executive Officer and a Director of the Company. He joined Manchester United in July 2024 and oversees all aspects of the club’s business and football operations. Prior to joining Manchester United, he was Chief Football Operations Officer at City Football Group, managing several departments. He has also held a range of other roles within City Football Group, including the role of Manchester City’s Chief Operating Officer, and at FC Barcelona, where he was Head of Sponsorship. Alongside club roles, Omar has been a representative on multiple football governing bodies, including the European Clubs’ Association and as a member of the FA Women’s Super League Board.

Roger Bell, aged 63, is Chief Financial Officer and a Director of the Company. He was appointed Chief Financial Officer of Manchester United plc in May 2024, having previously held the position of CFO at various INEOS businesses from January 2001. First headquartered in the United Kingdom and the United States, he moved permanently to INEOS’ Swiss headquarters in December 2010 and returned to the UK in 2020 before retiring from INEOS in January 2024.

Kevin Glazer, aged 64, is a Director of the Company. He is currently a director of Red Football Limited and a director of Manchester United Limited. He is currently the Chairman of Glazer Properties. Mr. Glazer graduated from Ithaca College in 1984 with a Bachelor of Arts degree.

Bryan Glazer, aged 61, is a Director of the Company. He is currently a director of Red Football Limited and Manchester United Limited. He is the Co-Chairman of the Tampa Bay Buccaneers and serves on the NFL’s O&O Committee. Mr. Glazer serves on the board of directors of the Glazer Children’s Museum and the Pro Football Hall of Fame. He received a bachelor’s degree from the American University in Washington, D.C., in 1986 and received his law degree from Whittier College School of Law in 1989.

Darcie Glazer Kassewitz, aged 58, is a Director of the Company. She is currently a director of Red Football Limited. Ms. Glazer Kassewitz is an Owner of the Tampa Bay Buccaneers and Chairman of the Tampa Bay Buccaneers Foundation, Chairman of the Glazer Vision Foundation and Chairman of the Glazer Family Foundation. Ms. Glazer Kassewitz is a member of the NFL Diversity, Equity and Inclusion Committee and also the NFL Future of Football Committee. She graduated cum laude from the American University in 1990 and received a law degree in 1993 from Suffolk Law School.

Edward Glazer, aged 56, is a Director of the Company. He is currently a director of Red Football Limited. He is Co-Chairman of the Tampa Bay Buccaneers and Chairman of US Property Trust and US Auto Trust. Mr. Glazer received a bachelor’s degree from Ithaca College in 1992.

John Reece, aged 69, is a Director of the Company. He is a co-owner of INEOS. He joined INEOS as CFO in 2000. Prior to joining INEOS, he was a partner with PricewaterhouseCoopers, where he advised companies in the chemicals industry.

Rob Nevin, aged 68, is a Director of the Company. Rob joined INEOS from BP in 2005 where he held a number senior engineering, commercial and general management roles. He has subsequently held various Chairman and CEO roles across the INEOS Group. Rob is Chairman of INEOS Sport with oversight of the INEOS sports portfolio.

Robert Leitão, aged 63, is an Independent Director of the Company. Mr. Leitão is Managing Partner of Rothschild & Co Gestion, the top holding company of the Rothschild & Co Group, and Co-Chairman of the Rothschild & Co Group Executive Committee. He is also Head of Rothschild & Co’s Global Advisory business, worldwide, and Chief Executive of NM Rothschild & Sons. During his 30-year career as a senior Mergers & Acquisitions banker and capital markets expert, Mr. Leitão has advised clients on more than 200 transactions around the world. Prior to joining Rothschild & Co in 1998, Mr. Leitão was a Director and Head of UK M&A at Morgan Grenfell & Co. Limited. He graduated with a degree in Engineering from Imperial College, London, and qualified as a Chartered Accountant with Peat Marwick Mitchell & Co (KPMG). Mr. Leitão also serves as a Member of the Advisory Board of Lowy Family Partners, the private investment business and family office of the Lowy family; Chairman of the not-for-profit digital charity box, Pennies Foundation; and a Member of the Advisory Board of the charity, Centre of Entrepreneurs.

John Hooks, aged 70, is an Independent Director of the Company. He has been in the luxury fashion industry for over 40 years. A graduate of Oxford University, he joined Gruppo Finanziario Tessile (GFT) in 1979 and was commercial director for the prêt-à-porter collection of Valentino Garavani. From 1988 to 1994, based in Asia, he was responsible for the establishment of GFT’s regional subsidiaries in Japan, South Korea, Taiwan, Hong Kong, Australia as well as in mainland China (in 1988, the first major foreign fashion company to establish a direct presence in that country). From 1995 to 2000 he was Commercial and Retail Director of Jil Sander in Hamburg, Germany. In 2000, Mr. Hooks joined Giorgio Armani as Group Commercial and Marketing Director and later became Deputy Chairman of the Giorgio Armani Group. From 2011 to 2014 he was Group President of Ralph Lauren Europe and the Middle East. He was a senior adviser at McKinsey & Company from 2016 to 2021. Currently, he is an independent consultant specializing in organization, marketing, brand strategies and distribution in the apparel, luxury, fashion and accessories sectors.

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

We set out below the amount of compensation paid and benefits in kind provided by us or our subsidiaries to our directors and members of the executive management for services in all capacities to our Company or our subsidiaries for the 2026 fiscal year, as well as the amount contributed by our Company or our subsidiaries to retirement benefit plans for our directors and members of the executive management board.

Directors and Executive Management Compensation

The compensation for each member of our executive management is comprised of the following elements: base salary, bonus, contractual benefits and pension contributions. The total amount of compensation (including share-based payments) paid or payable and benefits in kind provided to the members of our board of directors and our executive management employees for the fiscal year 2026 was £5,620,000. We do not currently maintain any bonus or profit - sharing plan for the benefit of the members of our executive management; however, certain members of our executive management are eligible to receive annual bonuses (including share-based awards) pursuant to the terms of their service agreements. The total amount set aside or accrued by us to provide pension, retirement or similar benefits to our directors and our executive management employees with respect to the fiscal year 2026 was £nil.

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

During the year ended 30 June 2026, certain directors, members of executive management and selected employees were awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over a multi-year period. The fair value of these shares was the quoted market price on the date of award. Details of the share awards outstanding and therefore potentially issuable as new shares are as follows:

Number of Class A
ordinary shares
Outstanding at beginning of the year	121,536
Awarded during the year	53,020
Vested during the year	(62,534)
Outstanding at the end of the year	112,022

The fair value of shares awarded during the year was $22.93 (£17.28) per share. Awards made as of 30 June 2026 were approved by the Remuneration Committee subsequent to the year-end date.

Share reserve

Under the Equity Plan, 16,000,000 Class A ordinary shares are reserved for issuance pursuant to a variety of share-based compensation awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, assuming the above outstanding share awards fully vest, 14, 641,866 shares remain available for issuance as of 15 August 2026.

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

Remuneration committee

Our remuneration committee consists of Messrs. Joel Glazer, Avram Glazer and Robert Leitão. Mr. Joel Glazer is the chairman of our remuneration committee. A copy of our remuneration committee charter is available on our website at https://ir.manutd.com/. The information contained on or through our website, or any other website referred to herein, is not incorporated by reference in this Annual Report. The remuneration committee is responsible for, among other things:

●	determining the levels of remuneration for each of our executive officers and directors; however, no member of the remuneration committee will participate in decisions relating to his or her remuneration;
●	establishing and reviewing the objectives of our management compensation programs and compensation policies;
●	reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;
●	assisting management in complying with its annual report disclosure requirements;
●	certifying that any and all performance targets used for any performance-based equity remuneration plans have been met before payment, remuneration, or exercise of any bonus to any executive officer;
●	evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management;
●	reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan; and
●	administering our compensation recovery policy.

We have availed ourselves of certain exemptions afforded to foreign private issuers under the New York Stock Exchange rules, which exempt us from the requirement that we have a remuneration committee composed entirely of independent directors.

D.	EMPLOYEES

Employees

The average monthly number of employees during the years ended 30 June 2026, 2025 and 2024, respectively, including directors, was as follows:

	2026	2025	2024
	Number	Number	Number
Average number of employees:
Football – men’s and women’s players	150	133	136
Football - technical and coaching	133	164	193
Commercial	95	129	170
Media	61	82	111
Administration and other	369	424	530
Average monthly number of employees	808	932	1,140

The table below sets out the average monthly number of employees during the years ended 30 June 2026, 2025 and 2024, respectively, including directors, by geography:

	2026	2025	2024
	Number	Number	Number
United Kingdom	798	908	1,112
Hong Kong	3	5	5
United States	—	2	2
Rest of World	7	17	21
Average monthly number of employees	808	932	1,140

As of 30 June 2026, we had 805 employees compared with 886 employees as at 30 June 2025 and 1,127 employees as at 30 June 2024, representing a reduction of approximately 9.1% between 30 June 2026 and 30 June 2025 and 21.4% between 30 June 2025 and 30 June 2024. These decreases primarily relate to headcount reduction and operating efficiency measures implemented previously.

We are not a signatory to any binding labor union collective bargaining agreement. We also engaged approximately 2,614 temporary employees on average in fiscal year 2026, on a regular basis to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford.

E.	SHARE OWNERSHIP

The following table shows the number of shares beneficially owned by our directors and members of our executive management as of 1 September 2026:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Avram Glazer(2)	—	—	12,014,995	10.33%	9.85%
Joel Glazer(3)	1,260,093	2.24%	17,307,383	14.88%	14.29%
Omar Berrada	—	—	—	—	—
Roger Bell	19,811	0.04%	—	—	—
Kevin Glazer(4)	—	—	11,307,382	9.72%	9.27%
Bryan Glazer(5)	—	—	15,307,381	13.16%	12.55%
Darcie Glazer Kassewitz(6)	445,564	0.79%	16,307,381	14.02%	13.41%
Edward Glazer(7)	—	—	10,411,188	8.95%	8.54%
Rob Nevin	—	—	—	—	—
John Reece	—	—	—	—	—
Robert Leitão	—	—	—	—	—
John Hooks	—	—	—	—	—
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

The following table shows our major shareholders (shareholders that are beneficial owners of 5% or more of each class of the Company’s voting shares) as of 15 August 2026, based on notifications made to the Company or public filings and based on 56,143,220 Class A ordinary shares and 116,348,173 Class B shares outstanding as of such date:

	Class A		Class B		% of Total
	Ordinary		Ordinary		Voting
	Shares	%	Shares	%	Power(1)
Ariel Investments, LLC (2)	9,024,434	16.07%	—	—	0.74%
Lindsell Train Limited(3)	3,596,500	6.41%	—	—	0.29%
Boldhaven Management LLP(4)	3,113,537	5.55%	—	—	0.26%
Leon G. Cooperman(5)	2,932,076	5.22%	—	—	0.24%
INEOS Services Limited(6)	16,188,183	28.83%	33,692,463	28.96%	28.95%
Avram Glazer(7)	—	—	12,014,995	10.33%	9.85%
Joel M. Glazer(8)	1,260,093	2.24%	17,307,383	14.88%	14.29%
Kevin Glazer(9)	—	—	11,307,382	9.72%	9.27%
Bryan G. Glazer(10)	—	—	15,307,381	13.16%	12.55%
Darcie S. Glazer(11)	445,564	0.79%	16,307,381	14.02%	13.41%
Edward S. Glazer(12)	—	—	10,411,188	8.95%	8.54%

Each of our Class B ordinary shares is convertible into one of our Class A ordinary shares at any time at the option of the holder. In this table, beneficial ownership of our Class A ordinary shares reflects only the Class A ordinary shares held of record by the named holder and does not include any Class A ordinary shares into which any Class B ordinary shares held of record by such holder may be converted.

(1)	Percentage of total voting power represents voting power with respect to all of our Class A and Class B ordinary shares, as a single class. The holders of our Class B ordinary shares are entitled to 10 votes per share, and holders of our Class A ordinary shares are entitled to one vote per share.
(2)	Based solely on information reported on a Schedule 13G/A filed on 12 August 2024 and otherwise known to the Company, Ariel Investments, LLC (“AIL”) has voting and dispositive power over 9,024,434 of our Class A ordinary shares. The business address of AIL is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.
(3)	Based solely on information reported on a Schedule 13G/A filed on 1 January 2026, each of Lindsell Train Limited (“LTL”), Michael James Lindsell and Nicholas John Train had shared voting and dispositive power over 3,596,500 shares of our Class A ordinary shares. Each of Messrs. Lindsell and Train owns a significant membership interest in LTL and as such may be deemed to control shares held by LTL by virtue of their respective interests therein. The business address of LTL, Mr. Lindsell and Mr. Train is 66 Buckingham Gate, London SWIE 6AU, United Kingdom.
(4)	Based solely on information reported on a Schedule 13G filed on 21 July 2026, Boldhaven Management LLP has sole voting and dispositive power over 3,113,537 of our Class A ordinary shares. The business address of Boldhaven Management LLP is 100 Wigmore Street, London, W1U 3RN, United Kingdom.
(5)	Based solely on information reported on a Schedule 13G/A filed on May 13, 2026, Leon G. Cooperman has sole voting and dispositive power over 2,932,076 of our Class A ordinary shares. Mr. Cooperman’s business address is St. Andrews Country Club, 7118 Melrose Castle Lane, Boca Raton, FL 33496.
(6)	Based solely on information reported on a Schedule 13D/A filed on 29 June 2026, INEOS Services Limited has shared voting and dispositive power over an aggregate of 49,880,646 of our ordinary shares, underlying our Class A ordinary shares and Class B ordinary shares. The business address of INEOS Services Limited is Fort Anne, Douglas, IM1 5PD, Isle of Man.
(7)	Shares owned by Avram Glazer Irrevocable Exempt Trust, of which Avram Glazer is the sole trustee, and Hamilton TFC LLC, of which Avram Glazer Irrevocable Exempt Trust is the sole member.
(8)	Shares owned by Joel M. Glazer Irrevocable Exempt Trust, of which Joel Glazer is the sole trustee, and RECO Holdings LLC, of which Joel M. Glazer Irrevocable Exempt Trust is the sole member.
(9)	Shares owned by Kevin Glazer Irrevocable Exempt Family Trust, of which Kevin Glazer is the sole trustee, and KEGT Holdings LLC, of which Kevin Glazer Irrevocable Exempt Family Trust is the sole member.
(10)	Shares owned by Bryan G. Glazer Irrevocable Exempt Trust, of which Bryan Glazer is the sole trustee, BGGT Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member, and SCG Global Investment Holdings LLC, of which Bryan G. Glazer Irrevocable Exempt Trust is the sole member.

(11)	Shares owned by Darcie S. Glazer Irrevocable Exempt Trust, of which Darcie Glazer Kassewitz is the sole trustee.
(12)	Shares owned by Edward S. Glazer Irrevocable Exempt Trust, of which Edward Glazer is the sole trustee.

Since 1 September 2023 until 1 September 2026, the only significant changes of which we have been notified in the percentage ownership of our shares by our major shareholders described above were that:

●	On 13 November 2023, Ariel Investments LLC made a public filing that it beneficially owned 5,066,124 of our Class A ordinary shares, representing 0.44% of total voting power.
●	On 7 February 2024, Lindsell Train Limited made a public filing that it beneficially owned 11,099,176 of our Class A ordinary shares, representing 0.96% of total voting power.
●	On 9 February 2024, Massachusetts Financial Services Company made a public filing that it held zero shares of our Class A ordinary shares, representing no voting power.
●	On 14 February 2024, Eminence Capital, LP made a public filing that it beneficially owned 4,870,944 of our Class A ordinary shares, representing 0.42% of total voting power.
●	On 14 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,629,579 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 14 February 2024, Pentwater Capital Management LP made a public filing that it beneficially owned 4,300,000 of our Class A ordinary shares, representing 0.37% of total voting power.
●	On 15 February 2024, Ariel Investments, LLC made a public filing that it beneficially owned 5,666,008 of our Class A ordinary shares, representing 0.49% of total voting power.
●	On 12 August 2024, Ariel Investments LLC made a public filing that it beneficially owned 8,300,085 of our Class A ordinary shares, representing 0.69% of total voting power.
●	On 17 October 2024, Lindsell Train Limited made a public filing that it beneficially owned 6,371,000 of our Class A ordinary shares, representing 0.53% of total voting power.
●	On 14 November 2024, Pentwater Capital Management LP made a public filing that it ceased to own any of our Class A ordinary shares.
●	On 14 November 2024, Eminence Capital, LP made a public filing that it ceased to own any of our Class A ordinary shares.
●	On 19 December 2024, INEOS Limited made a public filing that it beneficially owned an aggregate of 49,880,646 of our ordinary shares, underlying Class A and Class B ordinary shares, representing 28.96% of total voting power.
●	On 13 January 2025, Lindsell Train Limited made a public filing that it beneficially owned 5,776,015 of our Class A ordinary shares, representing 0.47% of total voting power.
●	On 4 April 2025, Lindsell Train Limited made a public filing that it beneficially owned 5,053,000 of our Class A ordinary shares, representing 0.41% of total voting power.
●	On 6 October 2025, Lindsell Train Limited made a public filing that it beneficially owned 4,376,500 of our Class A ordinary shares, representing 0.36% of total voting power.
●	On 15 October 2025, Leon G. Cooperman made a public filing that he beneficially owned 2,857,877 of our Class A ordinary shares, representing 0.23% of total voting power.
●	On 6 January 2026, Lindsell Train Limited made a public filing that it beneficially owned 3,596,500 of our Class A ordinary shares, representing 0.29% of total voting power.
●	On 17 February 2026, Leon G. Cooperman made a public filing that he beneficially owned 2,922,076 of our Class A ordinary shares, representing 0.24% of total voting power.
●	On 13 May 2026, Leon G. Cooperman made a public filing that he beneficially owned 2,932,076 of our Class A ordinary shares, representing 0.24% of total voting power.
●	On 29 June 2026, INEOS Limited (“INEOS”) made a public filing that it beneficially owned an aggregate of 49,880,646 of our ordinary shares, underlying Class A and Class B ordinary shares, representing 28.96% of total voting power. This public filing was made to amend a public filing jointly made by James A. Ratcliffe, Trawlers and INEOS Services Limited, formerly known as INEOS Limited, solely to add INEOS as a reporting company.
●	On 21 July 2026, Boldhaven Management LLP made a public filing that it beneficially owned 3,113,537 of our Class A ordinary shares, representing 0.26% of total voting power.

US Resident Shareholders of Record

As a number of our shares are held in book-entry form, we are not aware of the identity of all our shareholders. As of 15 August 2026, we had 39,624,000 Class A ordinary shares held by 3,238 US resident shareholders of record, representing approximately 3.25% of total voting power and 82,655,710 Class B ordinary shares held by 10 US resident shareholders of record, representing approximately 67.77% of total voting power.

Shareholders’ Arrangements

As of 1 September 2026, the Company was not aware of any shareholders’ arrangements which may result in a change of control of the Company.

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

In connection with the Trawlers Transaction, we entered into a governance agreement, dated as of 24 December 2023 (the “Governance Agreement”), with Trawlers (together with its permitted holders and transferees and certain related parties thereof, the “Trawlers Parties”) and the members of the Glazer family and their affiliates listed in Schedule A thereto (together with their permitted transferees and other permitted holders, the “Glazer Parties”), which became effective upon the closing of such transaction. Pursuant to the Governance Agreement, among other things and subject to certain exceptions and other limitations set forth therein, the parties thereto agreed: (i) for so long as the Glazer Parties are the Majority Holder, to provide us with a right to drag the Trawlers Parties into a full sale of the Company beginning 18 months following the Closing, subject to certain requirements, (ii) to provide the Trawlers Parties and the Glazer Parties with customary preemptive rights, (iii) to provide the Trawlers Parties with customary tag-along rights, and (iv) to provide either the Trawlers Parties or the Glazer Parties, in their capacity as the Minority Holder under the Governance Agreement, with consent rights over certain actions by us for so long as such Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, including but not limited to, the payment or declaration of any dividend in respect of the Class B Ordinary Shares for three years following the Closing. The Governance Agreement further provides that with respect to any full sale of the Company that is consummated (or with respect to which a definitive agreement is entered into) prior to the third anniversary of the Closing, the Trawlers Parties must receive consideration in cash equal to at least $33.00 per share in connection with such transaction. The Governance Agreement also provides the parties thereto with certain rights to nominate individuals for election to our board of directors and to appoint members of our subsidiaries’ boards of directors as described under “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Arrangements or Understandings.” In addition, for so long as a Minority Holder has the right to nominate at least one individual for election to our board of directors, such Minority Holder has the right, subject to applicable law, to have each committee of our board of directors (other than the audit committee), and each committee of any of our subsidiaries’ boards of directors, include at least one designee of such Minority Holder.

For additional information regarding the material terms of the Governance Agreement, see Section 13 — “Summary of the Transaction Agreement and Certain Other Agreements — Certain Other Agreements — Governance Agreement” of the Offer to Purchase, dated January 17, 2024, included as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO, filed by Trawlers and James A. Ratcliffe with the SEC on January 17, 2024, which is incorporated by reference into this Annual Report.

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

During the year ended 30 June 2026, the Group provided sponsorship services to INEOS Automotive Limited of £600,000, temporarily transferred the registration of two academy players to FC Lausanne-Sport for nil consideration and incurred recharged costs of £223,000 from Inovyn Chlorvinyls Ltd (INEOS), £170,000 from INEOS Acetyls UK Ltd and £379,000 from INEOS Sales UK Ltd (INEOS). Subsequent to 30 June 2026, the Group permanently transferred the registration of a player to FC Lausanne-Sport for nil fixed consideration and temporarily transferred the registration of an academy player to FC Lausanne-Sport for nil fixed consideration.

Except as described above, there have been no other related party transactions since the beginning of our last full fiscal year that began on 1 July 2025 through the date of this Annual Report.

ITEM 8. FINANCIAL INFORMATION

A.	CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

Consolidated Financial Statements

See “Item 18. Financial Statements.”

Legal and Arbitration Proceedings

There have been no governmental, judicial or arbitration proceedings, including those relating to bankruptcy, receivership or similar proceedings and those involving any third party, (including any such proceedings which are pending or threatened of which we are aware) during the period between 1 July 2025 and the date of this Annual Report which may have, or have had in the recent past, significant effects on our financial position and profitability.

Dividend Policy

No dividends were paid for fiscal year 2026. The declaration and payment of any future dividends will be at the sole discretion of our board of directors or a committee thereof based on its consideration of numerous factors, including our operating results, financial condition and anticipated capital requirements, in addition to the various other considerations discussed below.

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

The decision by our board of directors (or a committee thereof) to declare and pay dividends in the future and the amount of any future dividend payments we may make will depend on, among other factors, our strategy, future earnings, financial condition, cash flow, working capital requirements, capital expenditures and applicable provisions of our amended and restated memorandum and articles of association. Any profits or share premium we declare as dividends will not be available to be reinvested in our operations. Moreover, we are a holding company that does not conduct any business operations of our own. As a result, we are dependent upon cash dividends, distributions and other transfers from our subsidiaries to make dividend payments, and the terms of our subsidiaries’ debt and other agreements restrict the ability of our subsidiaries to make dividends or other distributions to us. Specifically, pursuant to our revolving facility, our secured term loan facility and the note purchase agreement governing our senior secured notes, there are restrictions on our subsidiaries’ ability to distribute dividends to us, and dividend distributions by our subsidiaries are the principal means by which we would have the necessary funds to pay dividends on our Class A ordinary shares and Class B ordinary shares for the foreseeable future. See “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources — Indebtedness.” As a consequence of these limitations and restrictions, we may not be able to make, or may have to reduce or eliminate, the payment of dividends on our Class A ordinary shares and Class B ordinary shares. In addition, pursuant to the terms of the Governance Agreement, for so long as a Minority Holder holds at least 15% of the total number of Class A ordinary shares and Class B ordinary shares issued and outstanding, the approval of such Minority Holder will be required in order for us to pay, make or declare any dividend or other distribution (x) in respect of our Class B ordinary shares prior to 20 February 2027, or (y) on any basis other than pro rata to the number of ordinary shares issued and outstanding (except for, prior to 20 February 2027, any dividend or other distribution in respect of the Class A ordinary shares only).

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

Registrations

The playing registrations of certain footballers have been disposed of subsequent to 30 June 2026, for total proceeds, net of associated costs, of £9,780,000. The associated net book value was £692,000. Also subsequent to 30 June 2026, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £11,235,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2026, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £191,731,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2026, sell-on fees and contingent consideration totalling £1,160,000 became payable in respect of previous playing registration acquisitions.

Revolving facility drawdowns

On 29 July 2026, a drawdown under our revolving facility of £30.0 million was made. This took the total drawdown on our revolving facility to £140.0 million from a total available facility of £400.0 million.

On 31 July 2026, a drawdown under our revolving facility of £70.0 million was made. This took the total drawdown on our revolving facility to £210.0 million from a total available facility of £400.0 million.

On 28 August 2026, a drawdown under our revolving facility of £20.0 million was made. This took the total drawdown on our revolving facility to £230.0 million from a total available facility of £400.0 million.

On 21 September 2026, a repayment under our revolving facility of £30.0 million was made. This took the total drawdown on our revolving facility to £200.0 million from a total available facility of £400.0 million.

ITEM 9. THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our Class A ordinary shares are listed on the New York Stock Exchange under the symbol “MANU.” Our Class B ordinary shares are not listed to trade on any securities market. As of 15 August 2026, we had 56,143,220 Class A ordinary shares listed.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we are or have been a party, for the two years immediately preceding the date of this Annual Report:

●	Seventh amendment and restatement agreement relating to the term facility agreement, dated 10 June 2026, among Red Football Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. A copy of the agreement is included as Exhibit 4.1 to this Annual Report.
●	Amendment letter relating to the revolving facilities agreement, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.2 to this Annual Report.
●	Amendment letter relating to the revolving facilities agreement, dated 9 July 2025, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.3 to this Annual Report.
●	Amendment letter relating to the revolving facilities agreement, dated 10 February 2026, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. A copy of the agreement is included as Exhibit 4.4 to this Annual Report.
●	Fourth amendment and restatement agreement relating to the revolving facilities agreement, dated 10 June 2026, among Red Football Limited and Bank of America Europe Designated Activity Company, as Agent. A copy of the agreement is included as Exhibit 4.5 to this Annual Report.
●	Note purchase agreement, dated 10 June 2026, among Manchester United Football Club Limited, the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. A copy of the agreement is included as Exhibit 4.6 to this Annual Report.
●	Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto. A copy of the agreement is included as Exhibit 4.8 to this Annual Report.
●	Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto. A copy of the agreement is included as Exhibit 4.9 to this Annual Report.
●	Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto. A copy of the agreement is included as Exhibit 4.10 to this Annual Report.
●	2012 Equity Incentive Award Plan. A copy of the Plan is included as Exhibit 4.12 to this Annual Report.
●	Premier League Handbook, Season 2025/26. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2025/26. A copy of the Handbook is included as Exhibit 4.13 to this Annual Report.
●	Premier League Handbook, Season 2026/27. As a member of the Football Association Premier League, we are subject to the terms of the Premier League Handbook, Season 2026/27. A copy of the Handbook is included as Exhibit 4.14 to this Annual Report.
D.	EXCHANGE CONTROLS

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

Foreign Account Tax Compliance Act

Pursuant to the Foreign Account Tax Compliance Act (“FATCA”), withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as defined under those rules) and certain other non-US entities. The failure to comply with the specified requirements could result in a 30% withholding tax being imposed on payments of dividends and (subject to the proposed Treasury Regulations discussed below) sales proceeds to certain Non-US Holders. A 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A ordinary shares paid to a foreign financial institution or to a non-financial foreign entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity that is a passive non-financial foreign entity either certifies it does not have any substantial US owners or furnishes identifying information regarding each substantial US owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it generally must enter into an agreement with the US Treasury requiring, among other things, that it undertake to identify accounts held by certain US persons or US-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States concerning FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A ordinary shares (unless one of the conditions described above applies). While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of stock on or after 1 January 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk

Our operations are exposed to a variety of financial risks that include foreign exchange risk, and cash flow and fair value interest rate risk. We review and agree policies for managing these risks, which are then implemented by our finance department. Please refer to Note 30 to our audited consolidated financial statements as of 30 June 2026 and 2025 and for the years ended 30 June 2026, 2025 and 2024 included elsewhere in this Annual Report for a fuller quantitative and qualitative discussion on the market risks to which we are subject and our policies with respect to managing those risks. The policies are summarized below:

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

As of 30 June 2026, the amount accumulated in the hedging reserve relating to the above hedge was £nil, compared to a credit of £1.0 million at 30 June 2025 (these amounts are stated gross before deducting related tax).

Based on exchange rates as of 30 June 2026, a 10% appreciation of pounds sterling compared to the US dollar would have resulted in a credit to the hedging reserve in respect of the above hedge of approximately £11.4 million for the year ended 30 June 2026. Conversely, a 10% depreciation of pounds sterling compared to the US dollar would have resulted in a debit to the hedging reserve in respect of the above hedge of approximately £13.9 million for the year ended 30 June 2026.

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

Cash flow and fair value interest rate risk

Our cash flow and fair value interest rate risk relates to changes in interest rates for borrowings. Borrowings issued at variable interest rates expose us to cash flow interest rate risk. Borrowings issued at fixed rates expose us to fair value interest rate risk. Our borrowings under our revolving facility and our secured term loan facility bear interest at variable rates. As of 30 June 2026, we had the sterling equivalent £168.6 million of variable rate indebtedness outstanding under our secured term loan facility and £110.0 million of variable rate indebtedness outstanding under our revolving facility.

Derivative Financial Instruments

Foreign exchange forward contracts

We typically enter into foreign exchange forward contracts, as considered appropriate, to purchase and sell foreign currency in order to minimize the impact of foreign exchange movements on our financial performance primarily for our exposure to Broadcasting revenue received in Euros for our participation in UEFA club competitions, for transfer fees payable and receivable in foreign currency, and for operating expenses payable in foreign currency. As of 30 June 2026, the fair value of outstanding foreign exchange forward contracts was a net liability of £5.1 million.

Embedded foreign exchange derivatives

From time to time we have embedded foreign exchange derivatives in our host Commercial revenue contracts. When they arise, these are separately recognized in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2026, we had no such derivatives and at 30 June 2025 the fair value of such derivatives was an asset of £nil and a liability of £0.1 million.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	DEBT SECURITIES

Not applicable.

B.	WARRANTS AND RIGHTS

Not applicable.

C.	OTHER SECURITIES

Not applicable.

D.	AMERICAN DEPOSITARY SHARES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Principal Executive Officer and the Principal Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of 30 June 2026, the Principal Executive Officer and Principal Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Principal Executive Officer and the Principal Financial Officer, to allow timely decisions regarding required disclosure.

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

Our executive board of management has assessed the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) 2013. Based on this assessment, our executive board of management has concluded that our internal control over financial reporting as of 30 June 2026 was effective.

Our internal control over financial reporting as of 30 June 2026 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages F-2 to F-5 of this Annual Report.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as our independent auditor for the fiscal years ended 30 June 2026 and 2025. The table below sets out the total amount billed to us by PwC, for services performed in the years ended 30 June 2026 and 2025, and breaks down these amounts by category of service:

	2026	2025
	£’000	£’000
Audit Fees	734	732
Audit-Related Fees	37	45
Tax Fees	—	6
Total	771	783

Audit Fees

Audit fees for the years ended 30 June 2026 and 2025 were related to the audit of our consolidated and subsidiary financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements, including comfort letter work.

Audit-Related Fees

Audit-related fees for the year ended 30 June 2026 comprised costs related to the audit of the Group pension scheme financial statements and costs associated with the Group’s submissions to UEFA. Audit-related fees for the year ended 30 June 2025 comprised costs related to the audit of the Group pension scheme financial statements and costs incurred in relation to the Group’s filing of a Registration Statement on Form F-3 during the year ended 30 June 2025.

Tax Fees

Tax fees for the year ended 30 June 2025 were related to tax compliance and tax advice services.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

No repurchases of our Class A ordinary shares were made during the fiscal year ended 30 June 2026.

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

As of 30 June 2026, a total of 1,682,896 shares have been repurchased. The average price paid per share was £12.66 and the approximate value of shares that may yet be purchased under the program is £6.0 million. Share repurchases made on the New York Stock Exchange have been translated into pounds sterling from U.S. dollars at the opening exchange rate reported by NatWest Markets for the week in which the respective transaction date occurred.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES.

Our Statement of Insider Trading Policy governs purchases, sales and other dispositions of our securities by our directors, executive officers and employees, including those of our subsidiaries. We believe our Statement of Insider Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and the NYSE listing standards applicable to us. Our Statement of Insider Trading Policy prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others, and it prohibits trading on material nonpublic information of other companies obtained during the course of providing service to us. It also imposes additional restrictions on and preclearance and trading requirements for trading in our securities by directors, executive officers and other specified employees. The foregoing summary does not purport to be complete and is qualified in its entirety by our Statement of Insider Trading Policy, a copy of which is filed as Exhibit 11.1 to this Annual Report.

ITEM 16K. CYBERSECURITY.

Risk Management and Strategy

Cyber security encompasses a key component of Manchester United’s overall enterprise risk management program. Our cyber security program includes, but is not limited to, the following technologies, controls and mitigations:

●	Monitoring – We have 24/7 security monitoring of our network, systems and data with procedures to respond to cyber security alerts and incidents.
●	Testing – We utilize third-party consultancies and penetration testers who perform independent security testing as well as provide advice and guidance on the implementation of new technologies within the business. We conduct annual cyber security maturity assessments to assess the posture of our cyber security program and identify improvements and risks.
●	Security systems – We have implemented several protective and detective cyber security tools in our IT systems, aligned with best practice.
●	Authentication and authorization – We have policies which define the scenarios by which users, administrators and 3rd parties are granted access to our network, systems and data and monitor compliance to those standards via defined procedures.
●	Training and awareness – We have implemented a robust cyber security training and awareness program for our employees.
●	Governance – We have implemented an information security policy framework which define the policies and procedures around the governance, implementation and ongoing management of our security controls.
●	Third-party risk management – We have implemented a program to manage risks associated with 3rd parties which includes a due diligence and onboarding process depending on the third party’s operational criticality and risk profile.
●	Incident response policy and procedures – We have an incident response policy and procedures to respond to cyber security incidents and alerts in a timely manner.

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

Cybersecurity Governance

Our Board of Directors oversees risks from cybersecurity threats as part of its broader oversight of enterprise risk management and has delegated to the Information Security Committee (“the Committee”) oversight of cybersecurity risks, including oversight of management’s implementation of our cybersecurity risk management program. The Committee is comprised of our Executive Leadership Team (“ELT”) and the Head of Information Security provides regular updates to the Committee on cybersecurity risks, the status of key security initiatives, material findings from assessments and testing, and any significant cybersecurity incidents, along with proposed risk mitigation strategies and action plans.

Our Interim Chief Information Officer and Head of Information Security are principally responsible for overseeing our cyber security program, and report regularly to our Chief Financial Officer and Chief Executive Officer. The Interim Chief Information Officer’s experience includes leading major technology and security initiatives involving multiple business functions, with responsibility for governance, risk management and delivery outcomes. This is designed to provide the Group with strong oversight of cyber security matters and facilitate alignment across the business, in furtherance of mitigating risk. The Head of Information Security’s experience includes various roles across consultancy, specializing in security strategy, risk management, governance and data privacy, combined with having achieved various qualifications including CISSP (Certified Information Systems Security Professional).

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

2.2	Description of Share Capital of Manchester United plc (incorporated by reference to Exhibit 2.2 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 18 September 2025).

4.1

Seventh Amendment and Restatement Agreement relating to the secured term facility agreement, dated 10 June 2026, among Red Football Limited and Bank of America Europe Designated Activity Company, as Agent and Lender. *

4.2

Amendment letter relating to the revolving facilities agreement, dated 28 June 2024, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto, (incorporated by reference to Exhibit 4.8 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

4.3

Amendment letter relating to the revolving facilities agreement, dated 9 July 2025, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto, (incorporated by reference to Exhibit 4.17 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 18 September 2025).

4.4

Amendment letter relating to the revolving facilities agreement, dated 10 February 2026, among Bank of America Europe Designated Activity Company as Agent, Bank of America Europe Designated Activity Company as Security Trustee, Red Football Limited as Company, Manchester United Football Club Limited as Borrower and Guarantor, each of MU Finance Limited, Manchester United Limited and Red Football Junior Limited as Guarantors and the lenders party thereto. *

4.5

Fourth amendment and restatement agreement relating to the revolving facilities agreement, dated 10 June 2026, among Red Football Limited and Bank of America Europe Designated Activity Company, as Agent. *

4.6

Note purchase agreement, dated 10 June 2026, among Manchester United Football Club Limited, the guarantors party thereto, the purchasers listed therein and the Bank of New York Mellon, as Paying Agent. *

4.7	Form of 5.36% guaranteed senior secured note due 10 June 2031 (included as Exhibit 1 to Exhibit 4.6).

4.8

Transaction Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited, and the sellers listed in Schedule B thereto (incorporated by reference to Exhibit 99.1 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.9

Governance Agreement, dated 24 December 2023, by and among Manchester United plc, Trawlers Limited and the parties listed in Schedule A thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 26 December 2023).

4.10

Registration Rights Agreement, dated 20 February 2024, by and among Manchester United plc and the investors party thereto (incorporated by reference to Exhibit 99.2 to our report on Form 6-K (File No. 001-35627), filed with the SEC on 21 February 2024).

4.11

Assignment and Assumption Agreement, dated December 18, 2024, by and between Trawlers Limited and INEOS Limited (incorporated by reference to Exhibit 99.J to Schedule 13D/A (File No. 005-86956), filed with the SEC by INEOS Limited on 19 December 2024).

4.12	2012 Equity Incentive Award Plan (incorporated by reference to Exhibit 4.2 to our Registration Statement on Form S-8 (File No. 333-183277), filed with the SEC on 13 August 2012).

4.13	Premier League Handbook, Season 2025/26 (incorporated by reference to Exhibit 4.24 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 18 September 2025).

4.14	Premier League Handbook, Season 2026/27 *

8.1	List of significant subsidiaries (included in Note 35 to our audited consolidated financial statements included elsewhere in this Annual Report).

11.1	Statement of Insider Trading Policy, dated 7 August 2012 (incorporated by reference to Exhibit 11.1 to our Annual Report on Form 20-F (File No. 001-35627), filed with the SEC on 13 September 2024).

12.1	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.*

12.2	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.*

13.1	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of PricewaterhouseCoopers LLP, dated 24 September 2026.*

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

Auditor location:Manchester, United Kingdom

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Manchester United plc

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Manchester United plc and its subsidiaries (the “Company”) as of 30 June 2026 and 2025, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended 30 June 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of 30 June 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 30 June 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Recognition of commercial revenue

As described in Note 4 to the consolidated financial statements, the Company’s consolidated revenue recognized for the year ended 30 June 2026 was £677,649 thousand, of which £317,329 thousand relates to commercial revenue. Revenue is recognized over the term of the commercial agreement in line with the performance obligations included within the contract and based on the sponsorship rights enjoyed by the individual sponsor. In instances where the sponsorship rights remain the same over the duration of the contract, revenue is recognized as performance obligations are satisfied evenly over time. A number of commercial contracts contain significant estimates in relation to the allocation and recognition of revenue in line with performance obligations.

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

Report of Independent Registered Public Accounting Firm (continued)

Critical Audit Matters (continued)

Value of intangible assets – registrations

As described in Note 16 to the consolidated financial statements, the Company’s consolidated intangible assets relating to registrations for the year ended 30 June 2026 was £452,292 thousand. The costs associated with the acquisition of players’ and key football management staff registrations are capitalized as intangible assets at the value of the consideration payable, including the estimated value of any contingent consideration. As disclosed by management, the estimate of the value of the contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. Management’s estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the consolidated statement of profit or loss.

The principal consideration for our determination that performing procedures relating to value of intangible assets - registrations is a critical audit matter is the significant estimation by management when developing the estimate of the contingent consideration payable, including assessing the likelihood of specific performance conditions being met. This, in turn, led to a high degree of auditor judgment, effort and subjectivity in performing procedures to evaluate management’s significant estimates over the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration, including the number of player appearances.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to intangible assets – registrations, including controls over the review and approval of management assumptions over the likelihood of specific performance conditions being met. These procedures also included, among others, testing management’s process for estimating the value of the contingent consideration, including (i) evaluating the model; (ii) testing the completeness and accuracy of data; and (iii) evaluating the reasonableness of the significant assumptions utilized in determining the probability of future contingent consideration payments at the balance sheet date.

/s/ PricewaterhouseCoopers LLP

Manchester, United Kingdom

24 September 2026

We have served as the Company’s or its predecessors’ auditor since 2001.

Consolidated statement of profit or loss

		Year ended 30 June
		2026	2025	2024
	Note	£’000	£’000	£’000
Revenue from contracts with customers	4	677,649	666,514	661,755
Operating expenses	5	(701,895)	(733,686)	(768,530)
Profit on disposal of intangible assets	8	46,881	48,742	37,422
Operating profit/(loss)		22,635	(18,430)	(69,353)
Finance costs		(77,657)	(58,988)	(63,867)
Finance income		8,037	37,754	2,496
Net finance costs	9	(69,620)	(21,234)	(61,371)
Loss before income tax		(46,985)	(39,664)	(130,724)
Income tax credit	10	4,031	6,641	17,565
Loss for the year		(42,954)	(33,023)	(113,159)

Loss per share during the year
Basic loss per share (pence)	11	(24.91)	(19.32)	(68.44)
Diluted loss per share (pence)(1)	11	(24.91)	(19.32)	(68.44)
(1)	For the years ended 30 June 2026, 2025 and 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.

The above consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Consolidated statement of comprehensive income

		Year ended 30 June
		2026	2025	2024
	Note	£’000	£’000	£’000
Loss for the year		(42,954)	(33,023)	(113,159)
Other comprehensive income/(loss):
Items that may be subsequently reclassified to profit or loss
Movements on hedges	30.2	(1,148)	1,631	(6,669)
Income tax credit/(expense) relating to movements on hedges	30.2	289	(408)	1,667
Other comprehensive (loss)/income for the year, net of income tax		(859)	1,223	(5,002)
Total comprehensive loss for the year		(43,813)	(31,800)	(118,161)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Consolidated balance sheet

		As of 30 June
		2026	2025
	Note	£’000	£’000
ASSETS
Non-current assets
Property, plant and equipment	13	357,294	292,334
Right-of-use assets	14	2,903	7,145
Investment properties	15	19,154	19,433
Intangible assets	16	881,267	966,457
Deferred tax assets	17	29,997	24,927
Trade receivables	19	42,913	43,419
		1,333,528	1,353,715
Current assets
Inventories	18	12,221	13,053
Prepayments		18,342	17,438
Contract assets – accrued revenue	4.2	27,163	19,528
Trade receivables	19	89,284	133,728
Other receivables		1,117	13,694
Derivative financial instruments	20	—	472
Cash and cash equivalents	21	67,246	86,105
		215,373	284,018
Total assets		1,548,901	1,637,733

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated balance sheet (continued)

		As of 30 June
		2026	2025
	Note	£’000	£’000
EQUITY AND LIABILITIES
Equity
Share capital	22	56	56
Share premium		307,345	307,345
Treasury shares	23	(21,305)	(21,305)
Merger reserve		249,030	249,030
Hedging reserve	30.2	(636)	223
Retained deficit		(384,127)	(341,616)
		150,363	193,733
Non-current liabilities
Contract liabilities - deferred revenue	4.2	2,679	5,915
Trade and other payables	24	156,664	205,359
Borrowings	25	577,554	471,855
Lease liabilities	14	2,805	7,899
Derivative financial instruments	20	938	2,599
		740,640	693,627
Current liabilities
Contract liabilities - deferred revenue	4.2	210,814	205,490
Trade and other payables	24	317,312	359,246
Income tax payable		407	566
Borrowings	25	111,400	165,119
Lease liabilities	14	465	572
Derivative financial instruments	20	4,131	3,403
Provisions	26	13,369	15,977
		657,898	750,373
Total equity and liabilities		1,548,901	1,637,733

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Consolidated statement of changes in equity

						Retained
	Share	Share	Treasury	Merger	Hedging	(deficit)/	Total
	capital	premium	shares	reserve	reserve	earnings	equity
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2023	53	68,822	(21,305)	249,030	4,002	(196,652)	103,950
Loss for the year	—	—	—	—	—	(113,159)	(113,159)
Movements on hedges	—	—	—	—	(6,669)	—	(6,669)
Tax credit relating to movements on hedges	—	—	—	—	1,667	—	1,667
Total comprehensive loss for the year	—	—	—	—	(5,002)	(113,159)	(118,161)
Proceeds from issue of shares	2	158,539	—	—	—	—	158,541
Equity-settled share-based payments (Note 28)	—	—	—	—	—	875	875
Deferred tax expense relating to share-based payments (Note 17)	—	—	—	—	—	(315)	(315)
Balance at 30 June 2024	55	227,361	(21,305)	249,030	(1,000)	(309,251)	144,890
Loss for the year	—	—	—	—	—	(33,023)	(33,023)
Movements on hedges	—	—	—	—	1,631	—	1,631
Tax expense relating to movements on hedges	—	—	—	—	(408)	—	(408)
Total comprehensive loss for the year	—	—	—	—	1,223	(33,023)	(31,800)
Proceeds from issue of shares	1	79,984	—	—	—	—	79,985
Equity-settled share-based payments (Note 28)	—	—	—	—	—	658	658
Balance at 30 June 2025	56	307,345	(21,305)	249,030	223	(341,616)	193,733
Loss for the year	—	—	—	—	—	(42,954)	(42,954)
Movements on hedges	—	—	—	—	(1,148)	—	(1,148)
Tax credit relating to movements on hedges	—	—	—	—	289	—	289
Total comprehensive loss for the year	—	—	—	—	(859)	(42,954)	(43,813)
Equity-settled share-based payments (Note 28)	—	—	—	—	—	243	243
Deferred tax credit relating to share-based payments (Note 17)	—	—	—	—	—	200	200
Balance at 30 June 2026	56	307,345	(21,305)	249,030	(636)	(384,127)	150,363

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Consolidated statement of cash flows

		Year ended 30 June
		2026	2025	2024
	Note	£’000	£’000	£’000
Cash flows from operating activities
Cash generated from operations	27.1	216,184	107,498	117,461
Interest paid		(38,845)	(37,198)	(37,225)
Interest received		2,084	3,350	1,686
Tax paid		(708)	(948)	3,749
Net cash inflow from operating activities		178,715	72,702	85,671
Cash flows from investing activities
Payments for property, plant and equipment		(85,919)	(44,721)	(17,511)
Payments for intangible assets(1)		(292,267)	(278,746)	(190,721)
Proceeds from sale of intangible assets(1)		148,612	48,792	37,028
Net cash outflow from investing activities		(229,574)	(274,675)	(171,204)
Cash flows from financing activities
Proceeds from revolving facility		225,000	230,000	160,000
Repayment of revolving facility		(275,000)	(100,000)	(230,000)
Proceeds from refinanced senior secured notes		414,406	—	—
Repayment of refinanced senior secured notes		(320,223)	—	—
Proceeds from issue of shares		—	79,985	158,542
Principal elements of lease payments		(1,714)	(403)	(976)
Debt issue costs paid		(7,161)	—	(1,335)
Net cash inflow from financing activities		35,308	209,582	86,231
Effect of exchange rate changes on cash and cash equivalents		(3,308)	4,947	(3,168)
Net (decrease)/increase in cash and cash equivalents		(18,859)	12,556	(2,470)
Cash and cash equivalents at beginning of year		86,105	73,549	76,019
Cash and cash equivalents at end of year	21	67,246	86,105	73,549
(1)	Payments and proceeds for intangible assets primarily relate to player and key football management staff registrations. When acquiring or selling players’ and key football management staff registrations it is normal industry practice for payment terms to spread over more than one year. Details of registrations additions and disposals are provided in Note 16. Trade payables in relation to the acquisition of registrations at the reporting date are provided in Note 24. Trade receivables in relation to the disposal of registrations at the reporting date are provided in Note 19.

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Notes to the consolidated financial statements

1	General information

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

These financial statements were approved by the board of directors on 24 September 2026.

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

Going concern

The Group has cash resources as of 30 June 2026 of £67.2 million, with all funds held as cash and cash equivalents and therefore available on demand. As of 30 June 2026, the Group also has access to an undrawn revolving facility of £290.0 million.

The Group’s debt facilities include the $550.0 million senior secured notes and the $225.0 million secured term loan facility, the majority of which attract fixed interest rates. As of 30 June 2026, the Group also had £110.0 million of outstanding loans under our revolving facility, which had a maximum capacity of £400.0 million, expiring in December 2029.

The Group’s senior secured notes and secured term loan facility mature in June 2031. As of 30 June 2026, the Group was in compliance with all covenants.

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

(iii)	New and amended standards and interpretations adopted by the Group

The following amendment to standards has been adopted by the Group for the first time for the year ended 30 June 2026:

●	Lack of Exchangeability (Amendments to IAS 21)

The adoption of this amendment has not had a material effect on the Group’s financial statements.

New and amended standards and interpretations issued but not yet adopted

The following amendments to IFRS that have been issued by the IASB will become effective in a subsequent accounting period:

●	Presentation and Disclosure in Financial Statements (IFRS 18); and
●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

These changes are not expected to have a material effect on the Group’s results however the disclosure changes will impact key statements including the Consolidated Statement of Profit or Loss and the Consolidated Statement of Cash Flows as defined in IFRS 18, and management’s Adjusted EBITDA measure, which will be disclosed as a management - defined performance measure.

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

The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred for the acquisition of a subsidiary comprises the:

●	fair values of the assets transferred;
●	liabilities incurred to the former owners of the acquired business;
●	equity interests issued by the Group;
●	fair value of any asset or liability resulting from a contingent consideration arrangement; and
●	fair value of any pre-existing equity interest in the subsidiary.

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.2	Principles of consolidation (continued)

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

Notes to the consolidated financial statements (continued)

2	Summary of significant accounting policies (continued)
2.4	Foreign currency translation (continued)
(iii)	Exchange rates

The most important exchange rates per £1.00 that have been used in preparing the financial statements are:

	Closing rate			Average rate
	2026	2025	2024	2026	2025	2024
Euro	1.1615	1.1667	1.1799	1.1510	1.1908	1.1652
US Dollar	1.3272	1.3709	1.2643	1.3421	1.2972	1.2605

2.5	Revenue recognition

The Group’s accounting policies for revenue from contracts with customers are disclosed in Note 4.

2.6	Employee benefits
(i)	Short-term obligations

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

The Group also operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The Group’s contributions into this scheme are recognized as employee benefit expenses when they are due.

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

3.1	Significant estimates and assumptions

The areas involving significant estimates are:

●	Estimate of minimum guarantee revenue recognition – see Note 4.3(i);
●	Estimate of value of registrations – see Note 16;
●	Recognition of deferred tax assets – see Note 17; and
●	Recognition of tax related provisions – see Note 26

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

All revenue derives from the Group’s principal activity in the United Kingdom. Revenue can be analysed into its three main components as follows:

	2026	2025	2024
	£’000	£’000	£’000
Sponsorship	160,520	188,421	177,770
Retail, merchandising, apparel & products licensing revenue	156,809	144,853	125,106
Commercial	317,329	333,274	302,876
Domestic competitions	195,025	136,115	161,713
European competitions	6,078	31,084	53,812
Other	5,662	5,778	6,220
Broadcasting	206,765	172,977	221,745
Matchday	153,555	160,263	137,134
	677,649	666,514	661,755

Notes to the consolidated financial statements (continued)

4	Revenue from contracts with customers (continued)
4.1	Disaggregation of revenue from contracts with customers (continued)

Revenue derived from entities accounting for more than 10% of revenue in either 2026, 2025 or 2024 were as follows:

	2026	2025	2024
	£’000	£’000	£’000
Customer A	204,260	141,095	161,098
Customer B	86,218	87,877	90,051

All non-current assets are held within the United Kingdom.

4.2	Assets and liabilities related to contracts with customers

Details of movements on assets related to contracts with customers are as follows:

Current
contract assets –
accrued revenue
£’000
At 1 July 2024	39,778
Recognized in revenue during the year	19,528
Cash received/amounts invoiced during the year	(39,778)
At 30 June 2025	19,528
Recognized in revenue during the year	26,446
Cash received/amounts invoiced during the year	(18,811)
At 30 June 2026	27,163

A contract asset (accrued revenue) is recognized if Commercial, Broadcasting or Matchday revenue performance obligations are satisfied prior to unconditional consideration being due under the contract.

Details of movements on liabilities related to contracts with customers are as follows:

	Current	Non-current
	contract	contract	Total contract
	liabilities –	liabilities –	liabilities –
	deferred	deferred	deferred
	revenue	revenue	revenue
	£’000	£’000	£’000
At 1 July 2024	(198,628)	(5,347)	(203,975)
Recognized in revenue during the year	198,628	—	198,628
Cash received/amounts invoiced during the year	(206,058)	—	(206,058)
Reclassified during the year	568	(568)	—
At 30 June 2025	(205,490)	(5,915)	(211,405)
Recognized in revenue during the year	205,490	—	205,490
Cash received/amounts invoiced during the year	(207,578)	—	(207,578)
Reclassified during the year	(3,236)	3,236	—
At 30 June 2026	(210,814)	(2,679)	(213,493)

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

Distributions from the Premier League comprise a fixed element (which is recognized evenly as each performance obligation is satisfied, i.e. as each Premier League match is played), facility fees for live coverage and highlights of domestic home and away matches (which are recognized when the respective performance obligation is satisfied, i.e. the respective match is played), and merit awards (which, being variable consideration, are recognized when each performance obligation is satisfied i.e. as each Premier League match is played, based on management’s estimate of where the men’s first team will finish at the end of the football season i.e. the most likely outcome and to the extent that it is deemed highly probable that no revenue recognized will be reversed). In line with the usual end of the Premier League season in May of each year, any estimation uncertainty is removed by the end of each financial year as the team’s finishing position is confirmed.

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

Notes to the consolidated financial statements (continued)

5	Operating expenses

	2026	2025	2024
	£’000	£’000	£’000
Employee benefit expenses (Note 7)	(302,025)	(313,256)	(364,719)
Short-term and low value leases	(185)	(236)	(258)
Auditors’ remuneration: audit of parent company and consolidated financial statements	(617)	(615)	(670)
Auditors’ remuneration: audit of the Company’s subsidiaries	(117)	(117)	(190)
Auditors’ remuneration: audit-related services	(37)	(45)	(20)
Auditors’ remuneration: tax compliance and tax advice services	—	(6)	(12)
Foreign exchange losses on operating activities	(3,638)	(3,594)	(2,041)
Depreciation - property, plant and equipment (Note 13)	(19,544)	(15,676)	(14,998)
Depreciation – right-of-use assets (Note 14)	(808)	(1,046)	(1,248)
Depreciation - investment properties (Note 15)	(279)	(280)	(280)
Amortization – intangible assets (Note 16)	(211,813)	(196,373)	(190,123)
Sponsorship, other commercial and broadcasting costs	(13,958)	(14,459)	(16,645)
Retail, merchandising and e-commerce costs	(44,189)	(36,571)	(11,518)
External Matchday costs	(26,125)	(33,953)	(29,940)
Travel and entertaining costs	(6,400)	(8,811)	(13,708)
Legal, professional and consultancy costs	(10,010)	(12,567)	(15,697)
Property and utility costs	(32,201)	(31,120)	(33,666)
Other operating expenses (individually less than £10,000,000)	(21,740)	(28,335)	(25,019)
Exceptional items (Note 6)	(8,209)	(36,626)	(47,778)
	(701,895)	(733,686)	(768,530)

6	Exceptional items

	2026	2025	2024
	£’000	£’000	£’000
Club restructuring and redundancy costs	(2,542)	(19,731)	—
Costs associated with loss of office	(5,158)	(16,895)	(12,334)
Costs related to strategic review and share sale agreement with Trawlers Limited	—	—	(34,574)
Football League pension scheme deficit (Note 29)	(509)	—	(870)
	(8,209)	(36,626)	(47,778)

Exceptional items for the year ended 30 June 2026 comprise costs associated with the departure of former men’s first team head coach Ruben Amorim, final costs in relation to the Club’s restructuring programs and a charge representing additional contributions we expect to pay towards The Football League Pension scheme deficit.

Exceptional items for the year ended 30 June 2025 comprise costs related to the club’s operational transformation plan, including two redundancy programs, as well as costs associated with the departure of former men’s first team manager Erik ten Hag and various members of football and staff.

Exceptional items for the year ended 30 June 2024 comprises costs related to the Trawlers Transaction and compensation for loss of office charges for changes in management as a result of the transaction. Additionally, exceptional items for the year ended 30 June 2024 include a charge in relation to the revised deficit of The Football League Pension scheme pursuant to the latest triennial actuarial valuation.

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

Notes to the consolidated financial statements (continued)

7	Employee benefit expenses

7.1Employee benefit expenses and average number of people employed

	2026	2025	2024
	£’000	£’000	£’000
Wages and salaries (including bonuses)	(263,653)	(271,568)	(316,341)
Social security costs	(32,772)	(35,755)	(41,435)
Share-based payments (Note 28)	(1,773)	(1,581)	(1,969)
Pension costs – defined contribution schemes (Note 29.2)	(3,827)	(4,352)	(4,974)
	(302,025)	(313,256)	(364,719)
Termination benefits recognised in exceptional items (included in Note 6)	(5,588)	(34,579)	(12,334)
Total employee benefit expenses including exceptional items	(307,613)	(347,835)	(377,053)

Details of the pension arrangements offered by the Company and the Group are disclosed in Note 29.

The average number of employees during the year, including directors, was as follows:

	2026	2025	2024
	Number	Number	Number
By activity:
Football – men’s and women’s players	150	133	136
Football - technical and coaching	133	164	193
Commercial	95	129	170
Media	61	82	111
Administration and other	369	424	530
Average number of employees	808	932	1,140

The Group also employs approximately 2,614 temporary staff to perform, among other things, catering, security, ticketing, hospitality and marketing services during Matchdays at Old Trafford (2025: 2,238; 2024: 2,875), the costs of which are included in the employee benefit expense above.

7.2Key management compensation

Key management includes directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services, which is included in the employee benefit expense table above, is shown below:

	2026	2025	2024
	£’000	£’000	£’000
Short-term employee benefits	(4,510)	(6,709)	(2,938)
Share-based payments	(1,110)	(1,206)	(2,341)
Termination benefits	—	—	(5,725)
Post-employment benefits	—	—	(26)
	(5,620)	(7,915)	(11,030)

Notes to the consolidated financial statements (continued)

8	Profit on disposal of intangible assets

	2026	2025	2024
	£’000	£’000	£’000
Profit on disposal of registrations	46,881	48,742	36,516
Player loan income	—	—	906
	46,881	48,742	37,422

9	Net finance costs

	2026	2025	2024
	£’000	£’000	£’000
Interest payable on bank loans and overdrafts	(775)	(1,331)	(1,247)
Interest payable on secured term loan facility, senior secured notes and revolving facilities	(35,585)	(35,730)	(35,298)
Interest payable on lease liabilities (Note 14)	(300)	(638)	(681)
Amortization of issue costs on secured term loan facility, senior secured notes and revolving facilities	(2,530)	(1,938)	(1,551)
Foreign exchange losses on retranslation of unhedged US dollar borrowings(1)	(9,963)	—	(2,755)
Unwinding of discount relating to registrations	(18,864)	(16,712)	(15,593)
Transfer receivable transactions	(4,820)	—	—
Interest on provisions	(374)	—	—
Hedge ineffectiveness on cash flow hedges	(4,388)	—	—
Fair value movements on derivative financial instruments:
Embedded foreign exchange derivatives	(58)	(2,639)	(6,742)
Total finance costs	(77,657)	(58,988)	(63,867)
Interest receivable on short-term bank deposits	2,088	3,350	1,686
Release of discounts related to transfer receivable transactions	5,949	—	—
Foreign exchange gains on retranslation of unhedged US dollar borrowings(2)	—	22,931	—
Interest on release of provisions	—	73	26
Hedge ineffectiveness on cash flow hedges	—	11,400	784
Total finance income	8,037	37,754	2,496
Net finance costs	(69,620)	(21,234)	(61,371)
(1)	Unrealized foreign exchange losses on unhedged USD borrowings due to an unfavorable swing in foreign exchange rates.
(2)	Unrealized foreign exchange gains on unhedged USD borrowings due to a favorable swing in foreign exchange rates.

10	Income tax credit

	2026	2025	2024
	£’000	£’000	£’000
Current tax:
Current tax on loss for the year	(195)	(230)	(270)
Adjustment in respect of previous years	44	54	23
Foreign tax	(399)	(911)	(1,747)
Total current tax expense	(550)	(1,087)	(1,994)
Deferred tax:
UK deferred tax:
Origination and reversal of temporary differences	4,591	8,066	19,663
Adjustment in respect of previous years	(10)	(338)	(104)
Total UK deferred tax credit (Note 17)	4,581	7,728	19,559
Total income tax credit	4,031	6,641	17,565

Notes to the consolidated financial statements (continued)

10Income tax credit (continued)

A reconciliation of the total income tax credit is as follows:

	2026	2025	2024
	£’000	£’000	£’000
Loss before income tax	(46,985)	(39,664)	(130,724)
Loss before tax multiplied by UK corporation tax rate of 25.0% (2025 and 2024: 25.0% - UK corporation tax rate)	11,746	9,916	32,681
Tax effects of:
Adjustment in respect of previous years	34	(284)	(82)
Expenses not deductible for tax purposes(1)	(1,362)	(2,080)	(13,287)
Irrecoverable foreign tax credits	(399)	(911)	(1,747)
Deferred tax asset arising in the year not recognized(2)	(5,988)	—	—
Total income tax credit	4,031	6,641	17,565
(1)	The tax effect of expenses not deductible for tax purposes amounted to £13,287,000 in the fiscal year ending 30 June 2024. The significant increase in the year ending 30 June 2024 was due to strategic review costs which were recognised in Manchester United plc. As Manchester United Plc is not in the UK tax net these costs were not tax deductible.
(2)	During the year ended 30 June 2026, the Group generated tax losses that would give rise to a deferred tax asset of £26,117,000. Of this amount, £5,988,000 has not been recognised because there is insufficient evidence that future taxable profits will be available against which the asset can be utilized. The unrecognised deferred tax asset will be reviewed at each reporting date and recognized when recovery is deemed probable.

In addition to the amount recognized in the statement of profit or loss, the following amounts relating to tax have been recognized directly in other comprehensive (loss)/income:

	2026	2025	2024
	£’000	£’000	£’000
UK deferred tax (Note 17)	289	(408)	1,667
Total income tax credit/(expense) recognized in other comprehensive (loss)/income	289	(408)	1,667

Pillar Two legislation has been enacted or substantively enacted in jurisdictions the Group operates in. The legislation was effective from 1 July 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of potential exposure to Pillar Two income taxes. This assessment is based on the most recent tax filings and forecasts, and based on this assessment, the Pillar Two effective tax rates in the jurisdictions in which the Group operates are above 15% or the transitional safe harbor relief applies, therefore no top-up tax is due.

Manchester United Plc became subject to the OECD Pillar Two global minimum tax rules effective its fiscal year June 30, 2026. Under IAS 12 amendments, the Company applied the temporary exception and did not recognize deferred tax liabilities or assets related to these rules. The impact on the consolidated financial statements was not material.

Notes to the consolidated financial statements (continued)

11	Loss per share

	2026	2025	2024
Loss for the year (£’000)	(42,954)	(33,023)	(113,159)
Basic loss per share (pence)	(24.91)	(19.32)	(68.44)
Diluted loss per share (pence)(1)	(24.91)	(19.32)	(68.44)

(i)	Basic loss per share

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

(iii)	Weighted average number of shares used as the denominator

	2026	2025	2024
	Number	Number	Number
	‘000	‘000	‘000
Class A ordinary shares (2)	57,768	57,225	56,091
Class B ordinary shares (2)	116,348	115,389	110,937
Treasury shares	(1,683)	(1,683)	(1,683)
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	172,433	170,931	165,345
Adjustment for calculation of diluted loss per share assumed conversion into Class A ordinary shares(1)	—	—	—
Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share(1)	172,433	170,931	165,345
(1)	For the years ended 30 June 2026, 30 June 2025 and 30 June 2024, potential ordinary shares are anti-dilutive, as their inclusion in the diluted loss per share calculation would reduce the loss per share, and hence have been excluded.
(2)	The increase in Class A and Class B ordinary shares in 2026 and 2025 is a result of the transaction agreement with INEOS. See Note 22 for further detail.

12	Dividends

No dividends were paid in the years ended 30 June 2026, 30 June 2025 and 30 June 2024.

Notes to the consolidated financial statements (continued)

13	Property, plant and equipment

	Freehold	Plant and	Fixtures	Assets under
	property	machinery	and fittings	construction	Total
	£’000	£’000	£’000	£’000	£’000
At 1 July 2024
Cost	289,943	45,809	78,889	—	414,641
Accumulated depreciation	(69,910)	(34,395)	(54,218)	—	(158,523)
Net book amount	220,033	11,414	24,671	—	256,118
Year ended 30 June 2025
Opening net book amount	220,033	11,414	24,671	—	256,118
Additions	—	2,649	7,236	42,007	51,892
Depreciation charge	(3,479)	(5,427)	(6,770)	—	(15,676)
Closing net book amount	216,554	8,636	25,137	42,007	292,334
At 30 June 2025
Cost	289,943	43,560	84,079	42,007	459,589
Accumulated depreciation	(73,389)	(34,924)	(58,942)	—	(167,255)
Net book amount	216,554	8,636	25,137	42,007	292,334
Year ended 30 June 2026
Opening net book amount	216,554	8,636	25,137	42,007	292,334
Additions	64,799	6,502	2,768	10,435	84,504
Transfers	35,430	5,457	11,555	(52,442)	—
Depreciation charge	(4,734)	(7,186)	(7,624)	—	(19,544)
Closing net book amount	312,049	13,409	31,836	—	357,294
At 30 June 2026
Cost	390,172	55,519	98,402	—	544,093
Accumulated depreciation	(78,123)	(42,110)	(66,566)	—	(186,799)
Net book amount	312,049	13,409	31,836	—	357,294

(i)	Assets pledged as security

Property, plant and equipment with a net book amount of £204,945,000 (2025: £211,132,000) has been pledged to secure the revolving facility, the secured term loan facility and senior secured notes borrowings of the Group (see Note 25).

(ii)	Depreciation methods and useful lives

Land and assets under construction are not depreciated. With the exception of freehold property acquired before 1 August 1999, depreciation is calculated using the straight-line method to allocate cost, net of residual values, over the estimated useful lives as follows:

Freehold property	75 years
Computer equipment and software (included within Plant and machinery)	3 years
Plant and machinery	4-5 years
Fixtures and fittings	7 years

Freehold property acquired before 1 August 1999 is depreciated on a reducing balance basis at an annual rate of 1.33%.

See Note 2.11 for the other accounting policies relevant to property, plant and equipment, and Note 2.10 for the Group’s policy regarding impairments.

(iii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to property, plant and equipment.

Notes to the consolidated financial statements (continued)

14	Leases
(i)	Amounts recognized in the consolidated balance sheet

The balance sheet shows the following amounts relating to leases:

Right-of-use assets:

	2026	2025
	£’000	£’000
Property	2,881	6,879
Plant and machinery	22	266
Total	2,903	7,145

Additions to right-of-use assets in the year amounted £792,000 (2025: £81,000).

Lease liabilities:

	2026	2025
	£’000	£’000
Current	465	572
Non-current	2,805	7,899
Total lease liabilities	3,270	8,471

The following table provides an analysis of the movements in lease liabilities:

£’000
As at 1 July 2024	8,641
Cash flows	(889)
Additions	81
Accretion expense	638
As at 30 June 2025	8,471
Cash flows	(1,973)
Additions	792
Disposals	(4,320)
Accretion expense	300
As at 30 June 2026	3,270

Notes to the consolidated financial statements (continued)

14	Leases (continued)
(ii)	Amounts recognized in the consolidated statement of profit or loss:

	2026	2025	2024
	£’000	£’000	£’000
Depreciation charge of right-of-use assets
Property	(564)	(776)	(847)
Plant and machinery	(244)	(270)	(401)
	(808)	(1,046)	(1,248)
Interest expense (included in finance cost)	(300)	(638)	(681)
Expense relating to short-term leases (included in operating expenses)	(185)	(236)	(258)

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

Notes to the consolidated financial statements (continued)

15	Investment properties

£’000
At 1 July 2024
Cost	32,193
Accumulated depreciation and impairment	(12,480)
Net book amount	19,713
Year ended 30 June 2025
Opening net book amount	19,713
Depreciation charge	(280)
Closing net book amount	19,433
At 30 June 2025
Cost	32,193
Accumulated depreciation and impairment	(12,760)
Net book amount	19,433
Year ended 30 June 2026
Opening net book amount	19,433
Depreciation charge	(279)
Closing net book amount	19,154
At 30 June 2026
Cost	32,193
Accumulated depreciation and impairment	(13,039)
Net book amount	19,154

(i)	Other amounts recognized in profit or loss for investment properties

	2026	2025
	£’000	£’000
Rental revenue	4,146	2,137
Direct operating expenses from properties, all of which generated rental revenue	(1,279)	(742)

The future minimum rentals receivable under non-cancellable operating leases are disclosed in Note 32.2.

(ii)	Carrying value of investment properties

Investment properties are held for long-term rental yields or for capital appreciation or both, and are not occupied by the Group. Investment properties are initially measured at cost (comprising the purchase price, after deducting discounts and rebates, and any directly attributable costs) and are subsequently carried at cost less accumulated depreciation and any provision for impairment. Investment properties are depreciated using the straight-line method over 50 years. Investment properties were externally valued as of 30 June 2026 in accordance with the Royal Institution of Chartered Surveyors (“RICS”) Valuation - Global Standards 2017 on the basis of Fair Value (as defined in the Standards). The fair value of investment properties as of 30 June 2026 was £38,785,000 (2025: £40,855,000). The fair value of investment properties is determined using inputs that are not based on observable market data, consequently the asset is categorized as Level 3.

(iii)	Contractual commitments

The Group had no material contractual commitments to purchase, construct or develop investment properties or for repairs, maintenance or enhancements (2025: not material).

Notes to the consolidated financial statements (continued)

16	Intangible assets

			Other intangible
	Goodwill	Registrations	assets	Total
	£’000	£’000	£’000	£’000
At 1 July 2024
Cost	421,453	943,896	26,781	1,392,130
Accumulated amortization	—	(535,317)	(19,249)	(554,566)
Net book amount	421,453	408,579	7,532	837,564
Year ended 30 June 2025
Opening net book amount	421,453	408,579	7,532	837,564
Additions	—	342,960	3,388	346,348
Disposals	—	(21,082)	—	(21,082)
Amortization charge	—	(193,109)	(3,264)	(196,373)
Closing book amount	421,453	537,348	7,656	966,457
At 30 June 2025
Cost	421,453	1,102,880	30,169	1,554,502
Accumulated amortization	—	(565,532)	(22,513)	(588,045)
Net book amount	421,453	537,348	7,656	966,457
Year ended 30 June 2026
Opening net book amount	421,453	537,348	7,656	966,457
Additions	—	191,149	3,256	194,405
Disposals	—	(67,782)	—	(67,782)
Amortization charge	—	(208,423)	(3,390)	(211,813)
Closing book amount	421,453	452,292	7,522	881,267
At 30 June 2026
Cost	421,453	962,353	33,425	1,417,231
Accumulated amortization	—	(510,061)	(25,903)	(535,964)
Net book amount	421,453	452,292	7,522	881,267

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

The value-in-use calculations have used pre-tax cash flow projections based on the financial budgets approved by management covering a five-year period. The budgets are based on past experience in respect of revenues, variable and fixed costs, registrations and other capital expenditure and working capital assumptions. For each accounting period, cash flows beyond the five-year period are extrapolated using a terminal growth rate of 2.0% (2025: 2.0%), which does not exceed the long term average growth rate for the UK economy in which the cash generating unit operates.

Management considers there to be one material cash generating unit for the purposes of the annual impairment review, being the operation of professional football clubs.

The other key assumptions used in the value in use calculations for each period are the pre-tax discount rate, which has been determined at 10.1% (2025: 11.3%) for each period and certain assumptions around progression in and qualification for domestic and European cup competitions, notably the Champions League.

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Management determined budgeted revenue growth based on historical performance and its expectations of market development. The discount rates are pre-tax and reflect the specific risks relating to the business.

The following sensitivity analysis was performed:

●	increased discount rate;
●	more prudent assumptions around qualification for European competitions;
●	increased future capital expenditure; and
●	combinations of the above sensitivities.

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

Notes to the consolidated financial statements (continued)

16Intangible assets (continued)

(i)Cost of and amortization methods and useful lives (continued)

Significant estimates — value of registrations

The costs associated with the acquisition of players’ and key football management staff registrations include an estimate of any contingent consideration that is probable at the balance sheet date. The estimate of the probable contingent consideration payable requires management to assess the likelihood of specific performance conditions being met which would trigger the payment of the contingent consideration. This assessment is carried out on an individual basis. The maximum additional amount that could be payable as of 30 June 2026 is disclosed in Note 31.1. The estimate over the probability of contingent consideration payable could impact the net book value of registrations and amortization recognized in the statement of profit or loss.

The unamortized balance of existing registrations as of 30 June 2026 was £452.3 million (2025: £537.3 million), of which £156.1 million (2025: £194.9 million) is expected to be amortized in the year ending 30 June 2027 (2025: year ending 30 June 2026). The remaining balance is expected to be amortized over the four years to 30 June 2031 (2025: four years to 30 June 2030). This does not take into account player additions following the end of the reporting period, which would have the effect of increasing the amortization expense in future periods, nor does it consider disposals subsequent to the end of the reporting period, which would have the effect of decreasing future amortization charges. Furthermore, any contract renegotiations would also impact future charges.

(ii)	Capital commitments

See Note 32.1 for disclosure of capital commitments relating to other intangible assets.

(iii)	Internally generated other intangible assets

Other intangible assets include internally generated assets whose cost and accumulated amortization as of 30 June 2026 was £2,103,000 and £2,103,000 respectively (2025: £2,103,000 and £2,103,000 respectively).

17	Deferred tax

Deferred tax assets and deferred tax liabilities are offset where the Group has a legally enforceable right to do so. The following is the analysis of the deferred tax balances (after allowable offset):

	2026	2025
	£’000	£’000
UK deferred tax assets	29,997	24,927

The movement in deferred tax assets and deferred tax liabilities during the year is as follows:

	2026	2025
	£’000	£’000
At 1 July	24,927	17,607
Credited to statement of profit or loss (Note 10)	4,581	7,728
Credited/(expensed) to other comprehensive income (Note 10)	289	(408)
Credit relating to share-based payments(1)	200	—
At 30 June	29,997	24,927
(1)	Credits relating to share-based payments arise on the movement in the share price on equity-settled awards between the grant date and the reporting date – see consolidated statement of changes in equity above.

Notes to the consolidated financial statements (continued)

17	Deferred tax (continued)

The movement in US net deferred tax assets are as follows:

	Net operating
	losses and interest	Property, plant	Foreign tax
	restriction	and equipment	credits	Total
	£’000	£’000	£’000	£’000
At 1 July 2024	(4,277)	4,277	—	—
(Credited)/expensed to statement of profit or loss	(15,144)	(65)	15,209	—
At 30 June 2025	(19,421)	4,212	15,209	—
(Credited)/expensed to statement of profit or loss	(15,061)	(325)	15,386	—
At 30 June 2026	(34,482)	3,887	30,595	—

The movement in UK net deferred tax assets/(liabilities) are as follows:

	Accelerated		Non	Property	Net
	tax		qualifying	fair value	operating
	depreciation	Intangibles	property	adjustment	losses	Other(1)	Total(2)
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
At 1 July 2024	(3,459)	(22,582)	(17,467)	(15,549)	71,882	4,782	17,607
(Expensed)/credited to statement of profit or loss (Note 10)	(1,676)	(4,677)	5	631	15,287	(1,842)	7,728
Expensed to other comprehensive income (Note 10)	—	—	—	—	(132)	(276)	(408)
At 30 June 2025	(5,135)	(27,259)	(17,462)	(14,918)	87,037	2,664	24,927
(Expensed)/credited to statement of profit or loss (Note 10)	(4,461)	(11,302)	4	631	20,021	(312)	4,581
Credited to other comprehensive income (Note 10)	—	—	—	—	132	157	289
Credit relating to share based payments (Note 10)	—	—	—	—	—	200	200
At 30 June 2026	(9,596)	(38,561)	(17,458)	(14,287)	107,190	2,709	29,997
(1)	The “Other” deferred tax asset balance primarily comprises foreign exchange differences; fair value movements recognized in the hedging reserve; pensions not paid in the year and salaries not paid before 31 March 2027.
(2)	Of the total deferred tax assets, £29,997,000 is expected to be settled after more than one year.

Notes to the consolidated financial statements (continued)

17Deferred tax (continued)

Significant estimates – recognition of deferred tax assets

Deferred tax assets are recognized only to the extent that it is probable that the associated deductions will be available for use against future profits and that there will be sufficient future taxable profit available against which the temporary differences can be utilized, provided the asset can be reliably quantified. In estimating future taxable profit, management use “base case” approved forecasts which incorporate a number of assumptions, particularly around the performance of our Commercial revenue sector, including a prudent level of future uncontracted revenues in the forecast period, Broadcasting revenue assumptions around improved performance in domestic and UEFA club competitions, notably the Premier League and the UEFA Champions League, and Matchday revenue assumptions, notably attendances and matchday hospitality sales. These forecasts also take into account various cost-saving initiatives instigated by management in the years ended 30 June 2025 and 30 June 2024. As these are forecast numbers, estimation uncertainty is inherent and management make prudent assessments in arriving at our estimate. For example, prolonged under performance of the men’s first team compared to forecast could result in insufficient future taxable profits, resulting in a longer timeframe over which our deferred tax assets are recognizable or a limitation on the amount of deferred tax assets that are recoverable.

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

At 30 June 2026 there is an unrecognized US deferred tax asset of £94,271,000 which is detailed below (2025: £97,278,000):

General
		Net operating	accruals not	Salary not
		losses and	paid within	paid within
	Foreign tax	interest	8.5 months	2.5 months	Research and
	credits	restriction	of year end	of year end	development	Other	Total
	£’000	£’000	£’000	£’000	£’000	£’000	£’000
Unrecognized US deferred tax asset	7,780	76,111	3,751	1,743	3,341	1,545	94,271

At 30 June 2026, the Group has unrecognized UK deferred tax assets of £5,988,000 (2025: £nil) in respect of operating losses because there is insufficient evidence that future taxable profits will be available against which the asset can be utilized. The unrecognized deferred tax asset will be reviewed at each reporting date and recognised when recovery is deemed probable.

18	Inventories

	2026	2025
	£’000	£’000
Finished goods	12,221	13,053

(i)	Accounting policy

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

Inventories recognized as an expense during the year ended 30 June 2026 amounted to £44,189,000 (2025: £38,726,000; 2024: £13,043,000). These were included in operating expenses.

Write down of inventories to net realizable value amounted to £1,008,000 (2025: £264,000; 2024: £466,000). These were recognized as an expense during the year and included in operating expenses.

Reversal of previous inventory write-down amounted to £264,000 (2025: £466,000; 2024: £244,000). These were recognized as a credit during the year and included in operating expenses.

Notes to the consolidated financial statements (continued)

19	Trade receivables

	2026	2025
	£’000	£’000
Trade receivables	137,590	197,532
Less: provision for impairment of trade receivables	(5,393)	(20,385)
Net trade receivables	132,197	177,147
Less: non-current portion
Trade receivables	42,913	43,419
Current trade receivables	89,284	133,728

(i)	Accounting policy

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

Net trade receivables include transfer fees receivable from other football clubs of £67,935,000 (2025: £102,614,000) of which £42,913,000 (2025: £43,419,000) is receivable after more than one year. Net trade receivables also include £20,569,000 (2025: £47,270,000) of deferred revenue that is contractually payable to the Group, but recorded in advance of the earnings process, with corresponding amounts recorded as contract liabilities — deferred revenue.

(iii)	Fair value of trade receivables

Gross contractual trade receivables pre discounting as at 30 June 2026 were £138,550,000 (2025: £184,522,000).

(iv)	Impairment and risk exposure

Information about the impairment of trade receivables, their credit quality and the Group’s exposure to foreign exchange risk, interest rate risk and credit risk can be found in Note 30.

Notes to the consolidated financial statements (continued)

20	Derivative financial instruments

The Group has the following derivative financial instruments:

	2026		2025
	Assets	Liabilities	Assets	Liabilities
	£’000	£’000	£’000	£’000
Used for hedging:
Forward foreign exchange contracts	—	(5,069)	472	(5,875)
At fair value through profit or loss:
Embedded foreign exchange derivatives	—	—	—	(127)
	—	(5,069)	472	(6,002)
Less non-current portion:
Used for hedging:
Forward foreign exchange contracts	—	(938)	—	(2,599)
Non-current derivative financial instruments	—	(938)	—	(2,599)
Current derivative financial instruments	—	(4,131)	472	(3,403)

(i)	Fair value hierarchy

Derivative financial instruments are carried at fair value. The different levels used in measuring fair value have been defined in accounting standards as follows:

●	Level 1 – the fair value of financial instruments traded in active markets is based on quoted market prices at the end of the reporting period.
●	Level 2 – the fair value of financial instruments that are not traded in an active market is determined using valuation techniques which maximize the use of observable market data and as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.
●	Level 3 – if one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
(ii)	Valuation techniques used to determine fair value

All of the financial instruments detailed above are included in Level 2. Specific valuation techniques used to value financial instruments include:

●	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of the reporting period, with the resulting value discounted back to present value;
●	The fair value of embedded foreign exchange derivatives is determined as the change in the fair value of the embedded derivative at the contract inception date and the fair value of the embedded derivative at the end of the reporting period; the fair value of the embedded derivative is determined using forward exchange rates with the resulting value discounted to present value; and
●	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

Notes to the consolidated financial statements (continued)

21	Cash and cash equivalents

	2026	2025
	£’000	£’000
Cash at bank and in hand	67,246	86,105

Cash and cash equivalents for the purposes of the consolidated statement of cash flows are as above.

22	Share capital

	Number of shares	Ordinary shares
	(thousands)	£’000
At 30 June 2024	171,001	55
INEOS Limited(1) investment – issue of shares	3,030	1
Employee share-based compensation awards — issue of shares	81	—
At 30 June 2025	174,112	56
Employee share-based compensation awards — issue of shares	62	—
At 30 June 2026	174,174	56

(1)Now INEOS Services Limited.

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

In connection with the Trawlers Transaction, the Company issued 983,450 Class A ordinary shares and 2,046,854 Class B ordinary shares on 18 December 2024 for an aggregate subscription price of $100 million. This is in addition to the 1,966,899 Class A ordinary shares and 4,093,707 Class B ordinary shares issued to Trawlers Limited for an aggregate subscription price of $200 million in February 2024. On 18 December 2024, Trawlers Limited transferred its entire shareholding to INEOS Limited (the “Transfer”). As a result of the Transfer, Trawlers ceased to be the record and beneficial owner of the shares and INEOS became the sole record and beneficial owner of the Class A ordinary shares. INEOS is co-owned by Chairman James A. Ratcliffe, Andrew Currie and John Reece, who each hold voting and investment power over the ordinary shares held by INEOS. On 23 June 2026, INEOS Limited was renamed INEOS Services Limited.

As of 30 June 2026, the Company’s issued share capital comprised 57,826,116 (2025: 57,763,582) Class A ordinary shares and 116,348,173 (2025: 116,348,173) Class B ordinary shares.

1,682,896 Class A ordinary shares are currently held in treasury. Distributable reserves have been reduced by £21,305,000, being the consideration paid for these shares. See Note 23.

23	Treasury shares

	Number of
	shares
	(thousands)	£’000
At 30 June 2026 and 30 June 2025	1,683	21,305

Notes to the consolidated financial statements (continued)

24	Trade and other payables

	2026	2025
	£’000	£’000
Trade payables	381,667	474,322
Other payables	4,518	12,660
Accrued expenses	59,182	57,204
Social security and other taxes	28,609	20,419
	473,976	564,605
Less: non-current portion
Trade payables	156,664	205,163
Other payables	—	196
Non-current trade and other payables	156,664	205,359
Current trade and other payables	317,312	359,246

(i)	Accounting policy

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

Trade payables include transfer fees and other associated costs in relation to the acquisition of registrations of £375,033,000 (2025: £447,131,000) of which £156,664,000 (2025: £205,163,000) is due after more than one year. Of the amount due after more than one year, £104,784,000 (2025: £140,093,000) is expected to be paid between 1 and 2 years, and the balance of £51,880,000 (2025: £65,070,000) is expected to be paid between 2 and 5 years.

(iii)	Amounts included in accrued expenses

Accrued expenses include £536,000 (2025: £923,000) related to share-based payment transactions expected to be cash-settled.

(iv)	Fair value of trade payables

Gross contractual trade payables pre discounting as at 30 June 2026 were £400,157,000 (2025: £501,195,000). The fair value of other payables is not materially different to their carrying amount.

Notes to the consolidated financial statements (continued)

25	Borrowings

	2026	2025
	£’000	£’000
Senior secured notes	408,942	308,914
Secured term loan facility	168,612	162,941
Revolving facility	110,000	160,000
Accrued interest on senior secured notes and revolving facility	1,400	5,119
	688,954	636,974
Less: non-current portion
Senior secured notes	408,942	308,914
Secured term loan facility	168,612	162,941
Non-current borrowings	577,554	471,855
Current borrowings	111,400	165,119

(i)	Secured borrowings and assets pledged as security

The senior secured notes of £408,942,000 (2025: £308,914,000) are stated net of unamortized issue costs amounting to £5,454,000 (2025: £1,098,000). The outstanding principal amount of the senior secured notes is $550,000,000 (2025: $425,000,000). The senior secured notes have a fixed coupon rate of 5.36% per annum and interest is paid semi-annually. The senior secured notes mature on 10 June 2031. The carrying value of the Group’s senior secured notes is considered to be a reasonable approximation of their fair value.

The Group has the option to redeem the senior secured notes in part, in an amount not less than 5% of the aggregate principal amount of the senior secured notes then outstanding, or in full, at any time at 100% of the principal amount plus a “make-whole” premium of an amount equal to the discounted value (based on the US Treasury rate) of the remaining interest payments due on the senior secured notes up to 10 June 2031. There is no “make-whole” premium payable if the senior secured notes are redeemed after 10 June 2029, subject to certain conditions being met.

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

The senior secured notes were refinanced in June 2026, increasing the principal amount from $425.0 million to $550.0 million and extending the maturity date from 25 June 2027 to 10 June 2031. As part of this transaction, proceeds were received in relation to the new senior secured notes on 10 June 2026 and the old senior secured notes were repaid in full on 12 June 2026. We did not incur any early repayment charges or make-whole payments. Further detail is provided in the Consolidated Statement of Cash Flows, included in this annual report.

This refinancing was accounted for as an extinguishment of the existing senior secured notes and recognition of a new financial liability, both in accordance with IFRS 9.

The secured term loan facility of £168,612,000 (2025: £162,941,000) is stated net of unamortized issue costs amounting to £918,000 (2025: £1,186,000). The outstanding principal amount of the secured term loan facility is $225,000,000 (2025: $225,000,000). The secured term loan facility attracts interest of the SOFR plus an applicable margin of between 1.25% and 1.75% per annum (subject to the applicable total net leverage ratio) and interest is paid monthly. The remaining balance of the secured term loan facility is repayable on 10 June 2031, having been amended on 10 June 2026 to extend the maturity date from 6 August 2029 to 10 June 2031, consistent with the senior secured notes. The Group has the option to repay the secured term loan facility at any time before then.

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

As of 30 June 2026, the Group also had £110,000,000 (2025: £160,000,000) in outstanding loans and £290,000,000 (2025: £140,000,000) in borrowing capacity under our revolving facility. This facility expires on 31 December 2029 and has a maximum capacity of £400,000,000.

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

The Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants, including a financial maintenance covenant that requires the Group to maintain a consolidated profit/loss for the period before depreciation, amortization of, and profit on disposal of, registrations, exceptional items, net finance costs and tax (“Consolidated Adjusted EBITDA”) of not less than £125 million for each 12 month testing period, as well as customary covenants, including (but not limited to) restrictions on incurring additional indebtedness; paying dividends or making other distributions, repurchasing or redeeming our capital stock or making other restricted payments; selling assets, including capital stock of restricted subsidiaries; entering into agreements that restrict distributions of restricted subsidiaries; consolidating, merging, selling or otherwise disposing of all or substantially all assets; entering into sale and leaseback transactions; entering into transactions with affiliates; and incurring liens.

(ii)Compliance with covenants

The Group has complied with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes during the 2026 and 2025 reporting periods.

26Provisions

	Tax(1)	Other(2)	Total
	£’000	£’000	£’000
At 1 July 2024	7,335	460	7,795
Movement in provisions	2,821	5,361	8,182
At 30 June 2025	10,156	5,821	15,977
Movement in provisions	(2,594)	(14)	(2,608)
At 30 June 2026	7,562	5,807	13,369
Less: non-current portion
Provisions	—	—	—
Current provisions	7,562	5,807	13,369

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

Notes to the consolidated financial statements (continued)

27	Cash flow information

27.1 Cash generated from operations

		2026	2025	2024
	Note	£’000	£’000	£’000
Loss before income tax		(46,985)	(39,664)	(130,724)
Adjustments for:
Depreciation	13, 14, 15	20,631	17,002	16,526
Amortization	16	211,813	196,373	190,123
Profit on disposal of intangible assets	8	(46,881)	(48,742)	(37,422)
Net finance costs	9	69,620	21,234	61,371
Non-cash employee benefit expense - equity-settled share-based payments	28	243	658	875
Foreign exchange losses on operating activities		3,638	3,594	2,041
Reclassified from hedging reserve		(159)	(1,322)	—
Changes in working capital:
Inventories		832	(9,510)	(378)
Prepayments		509	113	(1,726)
Contract assets – accrued revenue		(7,635)	20,250	3,554
Trade receivables(1)		25,278	(86,244)	2,358
Other receivables		12,577	(10,959)	7,193
Contract liabilities – deferred revenue		2,088	7,430	27,692
Trade and other payables(1)		(26,403)	28,995	(18,904)
Provisions		(2,982)	8,290	(5,118)
Cash generated from operations		216,184	107,498	117,461
(1)	These amounts exclude non-cash movements and movements in respect of items reported elsewhere in the consolidated statement of cash flows, primarily in investing activities (where the timing of acquisitions and disposals and related cash flows can differ), resulting in:
●	a decrease in changes to trade receivables of £19,672,000 (2025: increase of £25,974,000; 2024: increase of £13,817,000); and
●	a decrease in changes to trade and other payables of £64,226,000 (2025: increase of £110,686,000; 2024: increase of £46,215,000).
27.2	Net debt reconciliation

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

Notes to the consolidated financial statements (continued)

27Cash flow information (continued)

27.2	Net debt reconciliation (continued)

The following table provides an analysis of net debt and the movements in net debt for each of the periods presented.

	Non-current	Current	Cash and cash
	borrowings	borrowings	equivalents	Total
	£’000	£’000	£’000	£’000
Net debt at 1 July 2024	511,047	35,574	(73,549)	473,072
Net cash flows	—	93,921	(7,609)	86,312
Other changes	(39,192)	35,624	(4,947)	(8,515)
Net debt at 30 June 2025	471,855	165,119	(86,105)	550,869
Net cash flows	89,477	(88,385)	15,551	16,643
Other changes	16,222	34,666	3,308	54,196
Net debt at 30 June 2026	577,554	111,400	(67,246)	621,708

Other changes in non-current borrowings primarily relate to the refinancing of our senior secured notes as explained further in Note 25 and foreign exchange gains or losses arising on re-translation of the US dollar denominated secured term loan facility and senior secured notes, and the incurrence and amortization of debt issue costs.

Other changes in current borrowings primarily relate to interest incurred on the Group’s borrowings, with the payments in relation to this accrued interest shown in the cash flows column. We have noted no material changes in respect of lease liabilities.

28	Share-based payments

The Company operates a share-based award plan, the 2012 Equity Incentive Award Plan (the “Equity Plan”), established in 2012. Under the Equity Plan, 16,000,000 Class A ordinary shares have initially been reserved for issuance pursuant to a variety of share-based awards, including share options, share appreciation rights, or SARs, restricted share awards, restricted share unit awards, deferred share awards, deferred share unit awards, dividend equivalent awards, share payment awards and other share-based awards. Of these reserved shares, 14,641,866 remain available for issuance.

Certain directors, members of executive management and selected employees have been awarded Class A ordinary shares, pursuant to the Equity Plan. These shares are subject to varying vesting schedules over multi-year periods. Employees are not entitled to dividends until the awards vest. The fair value of these shares was the quoted market price on the date of award, adjusted where applicable for expected dividends i.e. the fair value of the awards was reduced. Assumptions around the payment of future dividends do not have a material impact on the scheme charge. The Company may choose whether to settle the awards wholly in shares or reduce the number of shares awarded by a value equal to the recipient’s liability to any income tax and social security contributions that would arise if all the shares due to vest had vested. Accordingly, the awards may be either equity-settled or cash-settled.

Movements in the number of share awards outstanding and therefore potentially issuable as new shares are as follows:

	Number of Class A ordinary shares
		Net settlement
	Gross award	(post tax)
At 1 July 2025	229,301	121,536
Awarded	100,045	53,020
Vested	(117,992)	(62,534)
At 30 June 2026	211,354	112,022

The fair value of the shares awarded during the year was $22.93 (£17.28) (2025: $17.81 (£12.99)) per share. Awards made as of 30 June 2026 were approved by the Remuneration Committee subsequent to the year-end date.

For the year ended 30 June 2026, the Group recognized total expenses related to share-based payments of £1,773,000 (2025: £1,581,000; 2024: £1,969,000). Shares vesting in the year are net settled, resulting in total expenses related to equity-settled share-based payment transactions of £243,000 (2025: £658,000; 2024: £875,000) and total expenses related to cash-settled share-based payment transactions of £1,530,000 (2025: £923,000; 2024: £1,094,000).

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

The latest finalized actuarial valuation of the Scheme was carried out at 31 August 2023 where the total deficit on the ongoing valuation basis was £20.6 million. The accrual of benefits ceased within the Scheme on 31 August 1999, therefore there are no contributions relating to the current accrual. The Group pays monthly contributions based on a notional split of the total expenses and deficit contributions of the Scheme.

An actuarial valuation as of 31 August 2026 is expected to be received in Summer 2027. The Group is required to make additional contributions of £57,000 per month up until this point and as such, has recognised a charge to the statement of profit or loss during the year ended 30 June 2026 of £509,000.

A charge of £870,000 was made to the statement of profit or loss during the year ended 30 June 2024, representing the present value of additional contributions the Group is expected to pay to remedy the revised deficit of the Scheme. No such charge was made in the year ended 30 June 2025.

As of 30 June 2026, the present value of the Group’s outstanding contributions (i.e. its future liability) is £706,000 (2025: £782,000). Of this balance, £649,000 (2025: £586,000) is expected to be settled within one year.

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

29.2 Defined contribution schemes

Contributions made to defined contribution pension arrangements are charged to the statement of profit or loss in the period in which they become payable and for the year ended 30 June 2026 amounted to £3,827,000 (2025: £4,352,000; 2024: £4,974,000). As at 30 June 2026, contributions of £547,000 (2025: £617,000) due in respect of the current reporting period had not been paid over to the pension schemes.

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

a)Market risk

(i)Foreign exchange risk

The Group is exposed to the following foreign exchange risks:

●	Significant revenue received in Euros primarily as a result of participation in UEFA club competitions. During the year ended 30 June 2026 the Group recognized a total of €7.4 million of revenue denominated in Euros (2025: €37.4 million; 2024: €63.0 million). The Group ordinarily seeks to hedge the majority of the foreign exchange risk of this revenue either by using contracted future foreign exchange expenses (including player transfer fee commitments) or by placing forward contracts, at the point at which it becomes reasonably certain that it will receive the revenue.
●	Significant amount of commercial revenue denominated in US dollars. During the year ended 30 June 2026 the Group recognized a total of $101.0 million of revenue denominated in US dollars (2025: $104.7 million; 2024: $93.7 million). The foreign exchange risk on these US dollar revenues is hedged to the extent possible (see Note 30.2 below).
●	Risks arising from the US dollar denominated secured term loan facility and senior secured notes (see Note 25). At 30 June 2026 the secured term loan facility and senior secured notes included principal amounts of $775.0 million (2025: $650.0 million) denominated in US dollars. The foreign exchange risk on these US dollar borrowings (net of the Group’s US dollar cash balances) is hedged to the extent possible (see Note 30.2 below). Interest is paid on these borrowings in US dollars. Foreign exchange gains or losses arising on re-translation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavorable impact that foreign exchange volatility may have on our cash flows.
●	Payments and receipts of transfer fees may also give rise to foreign exchange exposures. Due to the nature of player transfers the Group may not always be able to predict such cash flows until the transfer has taken place. Where possible and depending on the payment profile of transfer fees payable and receivable the Group will seek to hedge future payments and receipts at the point it becomes reasonably certain that the payments will be made or the income will be received. When hedging income to be received, the Group also takes account of the credit risk of the counterparty.
●	Payments of operating expenses may also give rise to foreign exchange exposures. We seek to hedge future payments either by using future foreign exchange revenue or by placing forward contracts.

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign exchange payments and receipts. The following table details the forward foreign exchange contracts outstanding at the reporting date:

	2026				2025
	Average				Average
	exchange	Foreign	Notional	Fair	exchange	Foreign	Notional	Fair
	rate	currency	value	value	rate	currency	value	value
		€’000	£’000	£’000		€’000	£’000	£’000
Buy Euro	1.117	(128,126)	(116,143)	(5,069)	1.111	(163,419)	(147,584)	(5,830)

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(i)Foreign exchange risk (continued)

From time to time, the Group also has a number of embedded foreign exchange derivatives in host Commercial revenue contracts. These are recognized separately in the financial statements at fair value since they are not closely related to the host contract. As of 30 June 2026, the fair value of such derivatives was an asset of £nil and a liability of £nil (2025: asset of £nil and liability of £127,000).

Further, we are exposed to cash flow risk on fluctuations in foreign exchange rates. Foreign exchange gains or losses arising on retranslation of our unhedged US dollar borrowings are recognized in the statement of profit or loss immediately and are subject to UK Corporation tax. From time to time, we may use foreign currency options to manage the unfavorable impact foreign exchange volatility may have on our cash flows.

The Group’s exposure to material foreign currency risk at the end of the reporting period, expressed in pounds sterling, was as follows:

	2026		2025
	Euro	US Dollar	Euro	US Dollar
	£’000	£’000	£’000	£’000
Contract assets – accrued revenue	1,954	469	1,205	469
Trade receivables	64,562	1,341	67,152	6,244
Cash and cash equivalents	13,070	7,987	24,415	22,611
Trade and other payables	(200,016)	(174)	(319,649)	(432)
Borrowings	—	(578,799)	—	(476,948)
	(120,430)	(569,176)	(226,877)	(448,056)

Sensitivity

As shown in the table above, the Group is primarily exposed to changes in Euro/GBP and USD/GBP exchange rates. The sensitivity (excluding the impact of any hedging instruments) of equity and post-tax profit as at 30 June 2026 was as follows:

●	if pounds sterling had strengthened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £8.8 million higher (2025: £16.6 million higher).
●	if pounds sterling had weakened by 10% against the Euro, with all other variables held constant, equity and post-tax profit for the year would have been £10.8 million lower (2025: £20.4 million lower).
●	if pounds sterling had strengthened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £41.7 million higher (2025: £32.8 million higher).
●	if pounds sterling had weakened by 10% against the US dollar, with all other variables held constant, equity and post-tax profit for the year would have been £51.0 million lower (2025: £40.2 million lower).

(ii)	Cash flow and fair value interest rate risk

The Group has no significant interest bearing assets other than cash on deposit which generally attracts interest at a small margin above currency denominated base rates.

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

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

a)Market risk (continued)

(ii)Cash flow and fair value interest rate risk (continued)

In the past, the Group has managed its cash flow interest rate risk where considered appropriate using interest rate swaps. Such interest rate swaps have the economic effect of converting a portion of variable rate borrowings from floating rates to fixed rates. The impact on equity and post-tax profit of a 1.0% shift in interest rates would not be material to any periods presented. As of 30 June 2026, the Group does not have any interest rate swaps in place.

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

Gross trade receivables can be analysed by due date and whether or not impaired as follows:

	2026	2025
	£’000	£’000
Neither past due nor impaired	123,334	157,747
Past due, not impaired	8,863	19,400
Not past due, impaired	325	—
Past due, impaired	5,068	20,385
Gross trade receivables	137,590	197,532

A substantial majority of the Group’s Broadcasting revenue is derived from media contracts negotiated by the Premier League and UEFA with media distributors, and although the Premier League obtains guarantees to support certain of its media contracts, typically in the form of letters of credit issued by commercial banks, it remains the Group’s single largest credit exposure. The Group derives commercial and sponsorship revenue from certain corporate sponsors, including global, regional, mobile, media and supplier sponsors in respect of which the Group may manage its credit risk by seeking advance payments, instalments and/or bank guarantees where appropriate. The substantial majority of this revenue is derived from a limited number of sources. The Group is also exposed to other football clubs globally for the payment of transfer fees on players. Depending on the transaction, some of these fees are paid to the Group in instalments. The Group tries to manage its credit risk with respect to those clubs by requiring payments upon completion of the transaction. However, the Group cannot ensure these efforts will eliminate its credit exposure to other clubs. A change in credit quality at one of the media broadcasters for the Premier League or UEFA, one of the Group’s sponsors or a club to whom the Group has sold a player can increase the risk that such counterparty is unable or unwilling to pay amounts owed to the Group. Derivative financial instruments and cash and cash equivalents are placed with counterparties with an investment grade Moody’s rating.

Notes to the consolidated financial statements (continued)

30Financial risk management (continued)

30.1 Financial risk factors (continued)

b)Credit risk (continued)

Credit terms offered by the Group vary depending on the type of sale. For seasonal match day facilities and sponsorship contracts, payment is usually required in advance of the season to which the sale relates. For other sales the credit terms typically range from 14 - 30 days, although specific agreements may be negotiated in individual contracts with terms beyond 30 days. For player transfer activities, credit terms are determined on a contract by contract basis. Of the net total trade receivable balance of £132,197,000 (2025: £177,147,000), £67,935,000 (2025: £102,614,000) relates to amounts receivable from various other football clubs in relation to player trading.

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

The closing provision for impairment of trade receivables as of 30 June 2026 reconciles to the opening provision for impairment as follows:

	2026	2025
	£’000	£’000
Provision as of 1 July	20,385	10,985
Increase in provision recognized in profit or loss during the year	1,711	519
Unused amount reversed – cash received	(2,829)	(81)
Receivables written off during the year as uncollectible(1)	(13,874)	(584)
Receivables offset against contract liabilities - deferred revenue	—	9,546
Provision as of 30 June	5,393	20,385
(1)	This balance includes receivables immediately written off as part of a contract variation signed with a commercial partner.

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

c)Liquidity risk

The Group’s policy is to maintain a balance of continuity of funding and flexibility through the use of secured term loan facilities, senior secured notes and our revolving facility as applicable. The annual cash flow is cyclical in nature with a significant portion of cash inflows ordinarily being received prior to the start of the playing season. Ultimate responsibility for liquidity risk management rests with the executive directors of Manchester United plc. The directors use management information tools including budgets and cash flow forecasts to constantly monitor and manage current and future liquidity.

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

Surplus cash held by the operating entities over and above that required for working capital management is invested by Group finance in interest bearing current accounts or money market deposits. As of 30 June 2026, the Group held cash and cash equivalents of £67,246,000 (2025: £86,105,000).

The table below analyses the Group’s non-derivative financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows including interest and therefore differs from the carrying amounts in the consolidated balance sheet.

	Less than 1	Between 1	Between 2
	year	and 2 years	and 5 years	Over 5 years
	£’000	£’000	£’000	£’000
Trade and other payables excluding social security and other taxes(1)	281,624	112,566	68,985	—
Borrowings	148,008	38,019	688,720	—
Lease liabilities	465	377	561	3,202
	430,097	150,962	758,266	3,202
Non-trading derivative financial instruments(2):
Cash outflow	4,131	938	—	—
At 30 June 2026	434,228	151,900	758,266	3,202

Trade and other payables excluding social security and other taxes(1)	340,948	152,573	76,286	—
Borrowings	191,890	341,904	209,416	—
Lease liabilities	971	1,223	3,366	6,198
	533,809	495,700	289,068	6,198
Non-trading derivative financial instruments(2):
Cash outflow	2,833	2,208	789	—
At 30 June 2025	536,642	497,908	289,857	6,198
(1)	Social security and other taxes are excluded from trade and other payables balance, as this analysis is required only for financial instruments.
(2)	Non-trading derivatives are included at their fair value at the reporting date.

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

30.2 Hedging activities

The Group uses derivative financial instruments to hedge certain exposures, and has designated certain derivatives as hedges of cash flows (cash flow hedge).

The Group hedges the foreign exchange risk on contracted future US dollar revenues whenever possible using the Group’s US dollar net borrowings as the hedging instrument. The foreign exchange gains or losses arising on re-translation of the Group’s US dollar net borrowings used in the hedge are initially recognized in other comprehensive income, rather than being recognized in the statement of profit or loss immediately. Amounts previously recognized in other comprehensive income and accumulated in the hedging reserve are subsequently reclassified into the statement of profit or loss in the same accounting period, and within the same statement of profit or loss line (i.e. commercial revenue), as the underlying future US dollar revenues, which given the varying lengths of the commercial revenue contracts will be between July 2026 to June 2029. The foreign exchange gains or losses arising on re-translation of the Group’s unhedged US dollar borrowings are recognized in the statement of profit or loss immediately (within net finance income/costs). The table below details the net borrowings being hedged at the reporting date:

	2026	2025
	$’000	$’000
USD borrowings	775,000	650,000
Hedged USD cash	(11,200)	(32,500)
Net USD debt	763,800	617,500
Hedged future USD revenues	(166,000)	(250,000)
Unhedged USD borrowings	597,800	367,500
Closing exchange rate	1.3272	1.3709

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

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

30.2 Hedging activities (continued)

Details of movements on the hedging reserve are as follows:

	Future US
	dollar	Interest		Total,		Total,
	revenues	rate swap	Other	before tax	Tax	after tax
	£’000	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2023	128	4,173	8,584	12,885	(8,883)	4,002
Exchange differences on hedged foreign exchange risks	(880)	—	(3,602)	(4,482)	—	(4,482)
Reclassified to profit or loss	332	—	1,654	1,986	—	1,986
Change in fair value	—	(4,173)	—	(4,173)	—	(4,173)
Tax relating to above	—	—	—	—	1,667	1,667
Movement recognized in other comprehensive income	(548)	(4,173)	(1,948)	(6,669)	1,667	(5,002)
Balance at 30 June 2024	(420)	—	6,636	6,216	(7,216)	(1,000)
Exchange differences on hedged foreign exchange risks	1,069	—	(487)	582	—	582
Reclassified to profit or loss	347	—	702	1,049	—	1,049
Tax relating to above	—	—	—	—	(408)	(408)
Movement recognized in other comprehensive income	1,416	—	215	1,631	(408)	1,223
Reclassified	—	—	(7,525)	(7,525)	7,525	—
Balance at 30 June 2025	996	—	(674)	322	(99)	223
Exchange differences on hedged foreign exchange risks	(1,181)	—	192	(989)	—	(989)
Reclassified to profit or loss	185	—	(344)	(159)	—	(159)
Tax relating to above	—	—	—	—	289	289
Movement recognized in other comprehensive income	(996)	—	(152)	(1,148)	289	(859)
Balance at 30 June 2026	—	—	(826)	(826)	190	(636)

Summary of hedging reserve

The Group’s hedging reserve comprises of two separate hedging reserves, the cash flow hedge reserve and the cost of hedging reserve. Details of balances in each reserve (net of tax) are shown below.

	At 30 June 2026	At 30 June 2025
	£’000	£’000
Cash flow hedge reserve	—	723
Cost of hedging reserve	(636)	(500)
Total hedging reserve	(636)	223

Notes to the consolidated financial statements (continued)

30	Financial risk management (continued)

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

As of 30 June 2026, the Group had total borrowings of £689.0 million (2025: £637.0 million). As described in Note 25 above, the Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries. As of 30 June 2026, the Group was in compliance with all covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

31	Contingent liabilities and contingent assets

31.1 Contingent liabilities

The Group had contingent liabilities at 30 June 2026 in respect of:

(i)	Transfer fees

Under the terms of certain contracts with other football clubs and agents in respect of player transfers, additional amounts, in excess of the amounts included in the cost of registrations, would be payable by the Group if certain substantive performance conditions are met. These excess amounts are only recognized within the cost of registrations when the Group considers that it is probable that the condition related to the payment will be achieved. The maximum additional amounts that could be payable is £122,843,000 (2025: £135,761,000). No material adjustment was required to the amounts included in the cost of registrations during the year (2025: no material adjustments) and consequently there was no material impact on the amortization of registration charges in the statement of profit or loss (2025: no material impact). As of 30 June 2026, the maximum amount payable by type of condition and category of player was:

	First team squads	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC/MUWFC appearances/team success/new contract	65,003	38,967	103,970
International appearances	1,647	2,245	3,892
Awards and future transfers	13,702	—	13,702
Other	1,219	60	1,279
	81,571	41,272	122,843

As of 30 June 2025, the potential amount payable by type of condition and category of player was:

	First team squad	Other	Total
	£’000	£’000	£’000
Type of condition:
MUFC/MUWFC appearances/team success/new contract	79,523	37,706	117,229
International appearances	1,431	2,285	3,716
Awards and future transfers	13,641	—	13,641
Other	1,115	60	1,175
	95,710	40,051	135,761

Notes to the consolidated financial statements (continued)

31	Contingent liabilities and contingent assets (continued)

31.1 Contingent liabilities (continued)

(ii)	Tax matters

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

Under the terms of certain contracts with other football clubs in respect of player transfers, additional amounts would be payable to the Group if certain specific performance conditions are met. In accordance with the recognition criteria for contingent assets, such amounts are only disclosed by the Group when probable and recognized when virtually certain. As of 30 June 2026, the amount of such receipt considered to be probable was £nil (2025: £nil).

32	Commitments

32.1 Capital commitments

As of 30 June 2026, the Group had contracted capital expenditure relating to property, plant and equipment amounting to £454,000 (2025: £13,262,000) and to other intangible assets amounting to £nil (2025: £nil). These amounts are not recognized as liabilities.

32.2	Non-cancellable operating leases
(i)	The group as lessor

The Group leases out its investment properties. The minimum rentals in relation to non-cancellable operating leases are receivable as follows:

	2026	2025
	£’000	£’000
Within 1 year	3,365	3,037
Later than 1 year but not later than 5 years	7,456	8,738
Later than 5 years	12,327	11,597
	23,148	23,372

Notes to the consolidated financial statements (continued)

33	Events occurring after the reporting period

33.1 Registrations

The playing registrations of certain footballers have been disposed of subsequent to 30 June 2026, for total proceeds, net of associated costs, of £9,780,000. The associated net book value was £692,000. Also subsequent to 30 June 2026, solidarity contributions, training compensation, sell-on fees and contingent consideration totalling £11,235,000, became receivable in respect of previous playing registration disposals.

Subsequent to 30 June 2026, the registrations of certain players and football management staff were acquired or extended for a total consideration, including associated costs, of £191,731,000. Payments are due within the next 5 years. Also, subsequent to 30 June 2026, sell-on fees and contingent consideration totalling £1,160,000 became payable in respect of previous playing registration acquisitions.

33.2 Revolving facility drawdowns

On 29 July 2026, a drawdown under our revolving facility of £30.0 million was made. This took the total drawdown on our revolving facility to £140.0 million from a total available facility of £400.0 million.

On 31 July 2026, a drawdown under our revolving facility of £70.0 million was made. This took the total drawdown on our revolving facility to £210.0 million from a total available facility of £400.0 million.

On 28 August 2026, a drawdown under our revolving facility of £20.0 million was made. This took the total drawdown on our revolving facility to £230.0 million from a total available facility of £400.0 million.

On 21 September 2026, a repayment under our revolving facility of £30.0 million was made. This took the total drawdown on our revolving facility to £200.0 million from a total available facility of £400.0 million.

34	Related party transactions

Trusts and other entities controlled by six lineal descendants of Mr. Malcolm Glazer collectively own 3.03% of our issued and outstanding Class A ordinary shares and 71.06% of our issued and outstanding Class B ordinary shares, representing 67.91% of the voting power of our outstanding capital stock. INEOS Services Limited owns 28.83% of our issued and outstanding Class A ordinary shares and 28.96% of our issued and outstanding Class B ordinary shares, representing 28.95% of the voting power of our outstanding capital stock.

During the year ended 30 June 2026, the Group provided sponsorship services to INEOS Automotive Limited of £600,000, temporarily transferred the registration of two academy players to FC Lausanne-Sport for nil consideration and incurred recharged costs of £223,000 from Inovyn Chlorvinyls Ltd (INEOS), £170,000 from INEOS Acetyls UK Ltd and £379,000 from INEOS Sales UK Ltd (INEOS).

During the year ended 30 June 2025, the Group received services to the value of £4,700 for nil consideration from INEOS Automotive Limited. No amounts were outstanding with related parties at 30 June 2026 or 30 June 2025.

Notes to the consolidated financial statements (continued)

35	Subsidiaries

The Group’s subsidiaries at 30 June 2026 are set out below. The proportion of ownership interest held equals the voting rights held by the Group.

		% of ownership
Name of entity	Principal activity	interest
Red Football Finance Limited*	Dormant company	100
Red Football Holdings Limited*	Holding company	100
Red Football Shareholder Limited	Holding company	100
Red Football Joint Venture Limited	Holding company	100
Red Football Limited	Holding company	100
Red Football Junior Limited	Holding company	100
Manchester United Limited	Holding company	100
Alderley Urban Investments Limited	Property investment company	100
Alderley Urban Investments II Limited	Property investment company	100
Manchester United Football Club Limited	Professional football club	100
Manchester United Women’s Football Club Limited	Professional football club	100
Manchester United Interactive Limited	Dormant company	100
MU 099 Limited	Dormant company	100
MU Commercial Holdings Limited	Non-trading company	100
MU Commercial Holdings Junior Limited	Non-trading company	100
MU Finance Limited	Non-trading company	100
MU RAML Limited	Retail and licensing company	100
MUTV Limited	Media company	100
RAML USA LLC	Dormant company	100
*	Direct investment of Manchester United plc, others are held by subsidiary undertakings.

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

Schedule I has been provided pursuant to the requirements of Securities and Exchange Commission (“SEC”) Regulation S-X Rule 12-04(a), which require condensed financial information as to financial position, cash flows and results of operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented, as the restricted net assets of Manchester United plc’s consolidated subsidiaries as of 30 June 2026 exceeded the 25% threshold.

As of 30 June 2026, the Group had total borrowings of £689.0 million (2025: £637.0 million). As described in Note 25 above, the Group’s revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes each contain certain covenants that restrict the activities of Red Football Limited and its subsidiaries, including restricted payment covenants. The restricted payment covenants allow dividends in certain circumstances, including to the extent dividends do not exceed 50% of the cumulative consolidated net income of Red Football Limited and its restricted subsidiaries, provided there is no event of default and Red Football Limited is able to meet the principal and interest payments on its debt under a fixed charge coverage test. As of 30 June 2026, the Group was in compliance with the restricted payment covenants and all other covenants under its revolving facility, the secured term loan facility and the note purchase agreement governing the senior secured notes.

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

As of 30 June 2026, 2025 and 2024 there were no material contingencies, significant provisions of long-term obligations, mandatory dividend or redemption requirements of redeemable stocks or guarantees of the Company, except for those which have been separately disclosed in the consolidated financial statements, if any.

During the years ended 30 June 2026, 2025 & 2024, no cash dividends were declared or paid.

Condensed statement of profit or loss of the Company

	Year ended 30 June
	2026	2025	2024
	£’000	£’000	£’000
Operating expenses excluding exceptional items	(6,448)	(7,816)	(10,866)
Exceptional items	306	(55)	(43,324)
Finance income	6,992	6,973	2,509
Profit/(loss) before income tax	850	(898)	(51,681)
Income tax expense	(2)	(1)	—
Profit/(loss) for the year	848	(899)	(51,681)

There were no items of other comprehensive loss or income in the years ended 30 June 2026, 2025 or 2024 and therefore no statement of comprehensive income/(loss) has been presented.

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I (continued)

Condensed balance sheet of the Company

	As of 30 June
	2026	2025
	£’000	£’000
ASSETS
Non-current assets
Investment in subsidiaries	319,265	319,265
	319,265	319,265
Current assets
Amounts owed by subsidiaries	229,470	222,642
Other receivables	91	91
Cash and cash equivalents	83	74
	229,644	222,807
Total assets	548,909	542,072

EQUITY AND LIABILITIES
Equity
Share capital	56	56
Share premium	307,345	307,345
Treasury shares	(21,305)	(21,305)
Retained earnings	196,232	195,141
	482,328	481,237
Current liabilities
Amounts owed to subsidiaries	64,795	59,416
Other payables	1,786	1,419
	66,581	60,835
Total equity and liabilities	548,909	542,072

All amounts owed to and from subsidiaries of the Manchester United group are repayable on demand.

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I (continued)

Condensed statement of changes in equity of the Company

	Share	Share	Treasury	Retained
	capital	premium	shares	earnings	Total equity
	£’000	£’000	£’000	£’000	£’000
Balance at 1 July 2023	53	68,822	(21,305)	246,187	293,757
Loss for the year	—	—	—	(51,681)	(51,681)
Total comprehensive loss for the year	—	—	—	(51,681)	(51,681)
Proceeds from issue of shares	2	158,539	—	—	158,541
Equity-settled share-based payments	—	—	—	876	876
Balance at 30 June 2024	55	227,361	(21,305)	195,382	401,493
Loss for the year	—	—	—	(899)	(899)
Total comprehensive loss for the year	—	—	—	(899)	(899)
Proceeds from issue of shares	1	79,984	—	—	79,985
Equity-settled share-based payments	—	—	—	658	658
Balance at 30 June 2025	56	307,345	(21,305)	195,141	481,237
Profit for the year	—	—	—	848	848
Total comprehensive profit for the year	—	—	—	848	848
Equity-settled share-based payments	—	—	—	243	243
Balance at 30 June 2026	56	307,345	(21,305)	196,232	482,328

Condensed statement of cash flows of the Company

	Year ended 30 June
	2026	2025	2024
	£’000	£’000	£’000
Cash flows from operating activities
Profit/(loss) before income tax	850	(898)	(51,681)
Adjustments for:
Non-cash employee benefit expense - equity-settled share-based payments	243	658	875
Foreign exchange (gains)/losses on operating activities	(4)	18	1
Changes in working capital:
Other receivables	—	—	(1)
Amounts owed by subsidiaries	(6,828)	(6,111)	(3,371)
Other payables	365	(6,433)	3,216
Amounts due to subsidiaries	5,379	12,486	25,253
Net cash inflow/(outflow) from operating activities	5	(280)	(25,708)
Cash flows from financing activities
Proceeds from issue of shares	—	79,985	158,541
Net cash inflow from financing activities	—	79,985	158,541
Cash flows from investing activities
Loans advanced to subsidiaries	—	(79,985)	(133,175)
Net cash outflow from investing activities	—	(79,985)	(133,175)
Effect of exchange rate changes on cash and cash equivalents	4	(18)	(1)
Net increase/(decrease) in cash and cash equivalents	9	(298)	(343)
Cash and cash equivalents at beginning of year	74	372	715
Cash and cash equivalents at end of year	83	74	372

Notes to the consolidated financial statements (continued)

36	Additional information – Financial Statement Schedule I (continued)

The following reconciliations are provided as additional information to satisfy the Schedule I SEC requirements for parent-only financial information.

	2026	2025	2024
	£’000	£’000	£’000
IFRS profit/(loss) reconciliation:
Parent only – IFRS profit/(loss) for the year	848	(899)	(51,681)
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(43,802)	(32,124)	(61,478)
Consolidated IFRS loss for the year	(42,954)	(33,023)	(113,159)

IFRS equity reconciliation:
Parent only – IFRS equity	482,328	481,237	401,493
Additional loss if subsidiaries had been accounted for on the equity method of accounting as opposed to cost	(331,965)	(287,504)	(256,603)
Consolidated – IFRS equity	150,363	193,733	144,890

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Manchester United plc
(Registrant)

Date: 24 September 2026	By:	/s/ Omar Berrada
	Name:	Omar Berrada
	Title:	Chief Executive Officer